Exhibit 99.2

As confidentially submitted to the Securities and Exchange Commission on June 14, 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QGOG Constellation S.A.

(Exact Name of Registrant as Specified in its Charter)

Luxembourg	1381	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

QGOG Constellation S.A.

40, avenue Monterey, L-2163

Luxembourg

+352 20 20 2401

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald Baker, Esq. Mark Bagnall, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Andrew B. Jánszky, Esq. Tobias Stirnberg, Esq. Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 Tel: (212) 530-5000 Fax: (212) 530-5219

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common shares, no par value	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares to be sold upon exercise of the underwriters’ option. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2012

Shares

QGOG Constellation S.A.

Common Shares

$             per common share

This is an initial public offering of our common shares. We are offering common shares. Prior to this offering, there has been no public market for our common shares. We expect the initial public offering price of our common shares to be between $ and $ per share. After the pricing of this offering, we expect that our common shares will trade on the New York Stock Exchange under the symbol “QGOG”.

We have granted the underwriters an option to purchase a maximum of              additional common shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act and, as such, may elect to comply with certain reduced U.S. public company reporting requirements.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(*)	Net Proceeds to Us
Public Offering Price per Common Share	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

(*)	See “Underwriting” for further information.

Delivery of our common shares will be made on or about             , 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Merrill Lynch	Itaú BBA	Credit Suisse	Bradesco BBI

The date of this prospectus is             , 2012

[Cover Artwork to Come]

The terms “our company,” “the issuer,” “we,” “our” or “us,” as used herein, refer to QGOG Constellation S.A. and its consolidated subsidiaries unless otherwise stated or indicated by context. The term “Constellation,” as used herein, refers to Constellation Overseas Ltd. unless otherwise stated or indicated by context.

Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our common shares, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

We are a holding company organized under the laws of Luxembourg. As discussed in “Summary—Recent Developments—Corporate Reorganization”, on May 2, 2012, we completed the first stage of our corporate reorganization. In this first stage, each shareholder of Constellation contributed its shares in Constellation to us in exchange for our issuance of our common shares to them in the same proportion that each such shareholder held in Constellation. Following this contribution, these shareholders transferred their common shares in us to our current shareholders, which in turn are controlled by the former shareholders of Constellation. See “Principal Shareholders” for further information. The contribution of the outstanding capital stock of Constellation to us was accounted for at its historical cost as this entity is under common management and control with us. As a result of the completion of this first stage of our corporate reorganization, we own all of the outstanding capital stock of Constellation. We expect to complete the final stage of our corporate reorganization prior to the completion of this offering.

For the purpose of this prospectus, we have included the following combined financial statements (included elsewhere in this prospectus):

•	our unaudited condensed combined interim financial information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our combined financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The functional currency of Constellation and most of its subsidiaries is the U.S. dollar. Our combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 have been audited by our independent auditors, as set forth in their report included elsewhere in this prospectus.

Our unaudited condensed combined interim financial information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011, and our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 are derived from the combination of (1) the financial statements of Constellation for the corresponding periods, utilizing historical results of operations, assets and liabilities and (2) the historical financial information of QGOG Constellation as of March 31, 2012 and for the three-month period ended March 31, 2012, and as of December 31, 2011 and for the period from August 30, 2011 (the date of our incorporation) to December 31, 2011. These combined financial statements have been prepared considering that we and Constellation were under common management and control.

All references herein to “U.S. dollars,” “dollars” or “$” are to U.S. dollars. All references to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “€” are to the Euro.

Market Share and Other Information

The information on the market and the competitive position in our operating market used throughout this prospectus, including market forecasts, was obtained from market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the following:

•	the Fearnley Proctor Group, or Fearnley;

•	the Brazilian National Agency of Water Transport (Agência Nacional de Transportes Aquaviários), or ANTAQ;

•	the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank;

•	the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE;

•	the International Monetary Fund, or the IMF;

•	Organization of the Petroleum Exporting Countries, or OPEC;

•	the Getulio Vargas Foundation (Fundação Getulio Vargas), or the FGV;

•	the Brazilian National Agency for Oil and Gas (Agência Nacional de Petróleo, Gás Natural, e Biocombustíveis), or the ANP;

•	Petróleo Brasileiro S.A.—Petrobras, or Petrobras;

•	the Brazilian National Environment Council (Conselho Nacional do Meio Ambiente), or the CONAMA;

•	the BP Statistical Review of World Energy; and

•	the World Bank.

The industry publications and surveys and forecasts from which we have derived this information generally state that the information contained therein has been obtained from sources believed to be reliable, and we are not aware of any misstatements regarding our market, industry or similar data presented herein. However, we have not independently verified such third party information. In addition, some data is also based on our good faith estimates and our management’s understanding of industry conditions. This data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Backlog

Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which we have assumed will be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned may be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, the learning curve related to commencement of operations of additional drilling units, weather conditions and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization and assumes no contract extensions. However, with the exception of our Alaskan Star and Atlantic Star rigs, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties, but without being subject to an additional bidding round). In addition, we expect that the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs will have a 15-year term, renewable for an additional five-year period.

Our FPSO backlog is calculated for each FPSO by multiplying our percentage interest in the FPSO by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated.

As of March 31, 2012, we maintained a backlog of $11.9 billion for contract drilling and FPSO services. This backlog included: (1) an aggregate amount of $3,899.8 million from charter and service contracts (including management fees) that our joint ventures (with Sete Brasil) and QGOG, respectively, expect to enter into in July 2012 (relating to our 15% interest in three special purpose vehicles, or SPVs, each of which will own an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (2) $2,091.0 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to a subsidiary of Delba (with a maximum term of 12 years) to fund its related equity contributions; and (3) $1,119.4 million from our 12.75% interest in a joint venture with SBM related to our investment in FPSO Cidade de Ilhabela, assuming we exercise the option to increase our interest by an additional 12.75%.

Rounding

We have made rounding adjustments to certain figures and percentages included in this prospectus. Accordingly, numerical figures presented as totals in some tables may not be an exact arithmetic aggregation of the figures that precede them.

Certain Definitions and Conventions

Definitions

Unless the context otherwise requires, in this prospectus references to:

•	“bbl” are to barrels;

•	“bblpd” are to barrels per day;

•

“boe” are to barrels of oil equivalent; one million boe is equivalent to approximately 5.35 billion cubic feet of natural gas, according to the conversion table from the 2011 BP Statistical Review of World Energy;

•	“boepd” are to barrels of oil equivalent per day;

•	“BOP” are to blowout preventors;

•	“CAGR” are to compounded annual growth rate;

•

“charters” are to the various contractual arrangements for the hiring of a unit covering both the rental of the unit itself, as provided under a charter contract, and the services required to operate the vessel, which are usually agreed upon under a separate service agreement;

•	“dayrates” are to daily fees earned by a unit, including, among others, the charter fees earned under a charter contract and the service fees earned under a service agreement;

•	“deepwater” are to water depths of approximately 3,000 feet to 7,499 feet;

•

“delivery date” are to (1) the date our offshore or onshore rig or FPSO commenced or is expected to commence operation for the customer or (2) the date on which we acquired the offshore rig operating under an existing contract;

•	“drilling contracts” are to charter and service agreements entered into with customers.

•	“downtime” are to periods in which we do not earn a dayrate because there has been an interruption in activity due to, among other reasons, an operational mistake or equipment malfunction;

•	“DP” are to dynamically-positioned;

•	“E&P” are to exploration and production of hydrocarbons;

•

“FPSO” are to a floating production storage and offloading unit, a type of floating tank system used by the offshore oil and gas industry and designed to take all of the oil or gas produced from nearby platforms or templates, process it, and store it until the oil or gas can be offloaded onto a tanker or transported through a pipeline;

•	“foot” or “feet” are to a unit of length equal to 12 inches or 0.3048 of a meter;

•	“HP” are to horsepower;

•	“ILS” are to the Index of Cost of Local Workmanship in the Services Rendered;

•

“learning curve” are to the period during which an operator becomes more familiar with the equipment and progressively reduces downtime until a point is reached when there is no significant improvement;

•	“midwater” are to water depths up to and including approximately 2,999 feet;

•	“pre-salt” are to areas more than 13,120 feet below the seabed, under layers of rock and salt;

•	“QG S.A.” are to Queiroz Galvão S.A., the Brazilian holding company for the Queiroz Galvão Group;

•

“Queiroz Galvão Group” are to the Brazilian conglomerate with activities in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We are part of the Queiroz Galvão Group as the ultimate beneficial owners of our company from the Queiroz Galvão family are also the ultimate beneficial owners of QG S.A., the holding company for the Queiroz Galvão Group;

•	“SS” are to semi-submersible, a specialized rig design;

•	“stacking” are to maintaining an offshore rig in a yard, shipyard or sheltered waters until it is awarded a new assignment;

•	“stacking period” are to the period in which stacking occurs;

•	“ultra-deepwater” are to water depths of approximately 7,500 feet or more;

•	“uptime” are to periods in which we earn a dayrate; and

•	“VFD” are to variable frequency drive.

Implications of Being an Emerging Growth Company

In April 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law in the United States. The JOBS Act contains provisions that, among other things, relax certain U.S. reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, unlike other U.S. public companies, we will not be required to (1) provide an independent auditor’s attestation report on the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) comply with any new requirements that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory independent audit firm rotation or a supplement to the independent auditor’s report in which the independent auditor would be required to provide additional information about its audit and our financial statements or (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise.

Although we will not be required to provide an independent auditor’s attestation report for so long as we are an emerging growth company, we are currently in the process of implementing the necessary internal controls and expect to have established such policies and procedures to provide this attestation report in our second annual report filed with the SEC.

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Section 102 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

We may remain an emerging growth company for up to five years, although if during that five-year period (1) our annual gross revenue exceeds $1.0 billion during any fiscal year, (2) the aggregate amount of debt securities we issue during any three-year period exceeds $1.0 billion or (3) the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, we would cease to be an emerging growth company as of the following December 31.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common shares. You should read the entire prospectus carefully, including the information presented under “Risk Factors” and our combined financial statements and notes to our combined financial statements, before making an investment decision.

Overview

We are a market leading Brazilian-controlled provider of offshore oil and gas contract drilling and FPSO services in Brazil. We are also one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation or under construction. In 2011, we recorded net operating revenues of $617.5 million and had a 2009-2011 annual net operating revenues CAGR of 89.2%. For the three-month period ended March 31, 2012, we recorded net operating revenues of $175.1 million, which represented an increase of 66.6% when compared to the corresponding period in 2011. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, which through QG S.A., the group’s Brazilian holding company, is one of the largest Brazilian conglomerates with more than $3.4 billion in consolidated gross revenues in 2011 and with a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We have successfully capitalized on our market-leading position and industry expertise to accumulate a contract backlog of $11.9 billion at March 31, 2012, a 157.9% increase from our contract backlog as of December 31, 2008.

We have a strong, long-term relationship with Petrobras, one of the world’s largest integrated oil and gas companies, which has been our principal client since we commenced operations in 1981. We believe that our long-term track record in Brazil and our relationship with Petrobras, together with our premium drilling assets, investments in FPSOs and affiliation with the Queiroz Galvão Group, will allow us to capture a significant share of the growing offshore services opportunity in Brazil.

Our Assets

Our assets consist of eight ultra-deepwater drilling rigs in operation or under construction, including three ultra-deepwater drilling rigs recently awarded by Petrobras to our strategic partner Sete Brasil S.A., or Sete Brasil, one deepwater drilling rig, two midwater drilling rigs, investments in four FPSOs and nine onshore drilling rigs. Our services subsidiary Queiroz Galvão Óleo and Gás S.A., or QGOG, will be the sole operator of the rigs owned in partnership with Sete Brasil and will receive 100% of the services revenues from these rigs.

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Offshore Drilling Rigs

Our offshore drilling assets are currently chartered to Petrobras under long-term contracts. The following table sets forth additional information with respect to each of our offshore drilling assets.

Rig	% Interest	Type	Water Depth (ft)	Delivery Date	Dayrate ($/day) (6)	Contract Expiration Date (7)
Ultra-deepwater
Alpha Star	100%	DP; SS	9,000	July 2011	429,168	July 2017
Lone Star	100%	DP; SS	7,900	April 2011	366,318	March 2018
Gold Star	100%	DP; SS	9,000	February 2010	359,712	February 2015
Amaralina Star (1)	55%	DP drillship	10,000	October 2012	420,446	September 2018
Laguna Star (1)	55%	DP drillship	10,000	December 2012	420,446	November 2018
Urca (2)	15%	DP; SS	10,000	October 2016	605,697	September 2031
Bracuhy (2)	15%	DP; SS	10,000	October 2017	610,411	September 2032
Mangaratiba (2)	15%	DP; SS	10,000	April 2019	615,229	March 2034
Deepwater
Olinda Star	100%	Moored; SS	3,600	August 2009 (3)	296,149	August 2014
Midwater
Alaskan Star	100%	Moored; SS	1,700	1994/2010 (4)	308,064	November 2016
Atlantic Star	100%	Moored; SS	2,000	1997/2011 (5)	294,639	July 2018

(1)	We hold a 55% interest in these drillships through a strategic partnership with Comercial Perfuradora Delba Baiana Ltda. and Interoil Representação Ltda. Comercial Perfuradora Delba Baiana Ltda. is controlled by Delba Associated Companies, or Delba. We will receive 100% of the charter and services revenues from these drillships until the repayment in full of loans we have made to a subsidiary of Delba (with a maximum term of 12 years) to fund its related equity contributions. See “Business—Shareholder and Joint Venture Agreements—Shareholders’ Agreements Related to Amaralina Star and Laguna Star.”
(2)	In September 2011, we entered into a binding term sheet to acquire a 15% interest in these semi-submersible rigs through a strategic partnership with Sete Brasil, which has entered into contracts to construct these rigs. See “Business—Shareholder and Joint Venture Agreements.” In addition, we will be the sole operator and will receive 100% of the services revenues. The charter and service contracts in connection with our partnership with Sete Brasil are expected to be signed in July 2012.
(3)	Olinda Star underwent an upgrade with total cost of $275.2 million, which was concluded in August 2009.
(4)	We acquired the Alaskan Star in 1994 while it was an operational rig. The Alaskan Star underwent upgrades with total cost of $132.4 million, including the last upgrade concluded in December 2010.
(5)	We acquired the Atlantic Star in 1997 while it was an operational rig. Atlantic Star underwent upgrades with total cost of $116.3 million, including the last upgrade concluded in February 2011.
(6)	Dayrates as of March 31, 2012. The dayrates reflect 100% of the charter and corresponding service contract and include the applicable performance bonus under each offshore charter and corresponding service contract. We are eligible for (i) a 10% performance bonus with respect to each of our Alpha Star, Amaralina Star, Laguna Star and Olinda Star units, (ii) a 15% performance bonus with respect to each of our Urca, Bracuhy, Mangaratiba, Lone Star, Alaskan Star and Atlantic Star units and (iii) no performance bonus with respect to our Gold Star rig. See “Management’s Discussion and Analysis—Principal Factors Affecting our Results of Operations—Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rig.”
(7)	With the exception of our Alaskan Star and Atlantic Star rigs, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties, but without being subject to an additional bidding round). In addition, we expect that the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs will have a 15-year term, renewable for an additional five-year period.

FPSOs

We have entered into strategic partnerships for our investments in FPSOs with SBM Holding Inc. S.A., or SBM Holding, Mitsubishi Corporation, or Mitsubishi, and BW Offshore do Brasil Ltda., or BWO, to benefit from the increased demand for FPSOs. These FPSOs are currently chartered to Petrobras. The following table sets forth additional information about the FPSOs in which we have ownership interests:

FPSO	Status	% Interest		Daily Production Capacity (bbl/day)	Storage Capacity (bbl)	Delivery Date	Charter Expiration Date	Total Contract Amount (in millions of $) (4)
Capixaba	Operating	20%		100,000	1,600,000	2006 (1)	May 2022	1,774.9
Cidade de Paraty	Construction	20%		120,000	2,300,000	March 2013	March 2033	4,254.2
Cidade de Ilhabela	Construction	12.75	% (2)	150,000	2,400,000	July 2014	July 2034	5,220.5
P-63 (Papa Terra) (3)	Construction	—		140,000	2,200,000	March 2013	Feb. 2016	89.1

(1)	The FPSO Capixaba was built in 2006, and we subsequently entered into a partnership with SBM to acquire our interest in this FPSO.
(2)	We currently own an equity interest of 12.75% with an option to increase our interest to 25.5% after final acceptance.
(3)	We own a 40% participation in the operating contract, but not an ownership interest in the asset. The term of the operating contract is 50 months. Petrobras owns this FPSO and no charter agreement exists.
(4)	Except in the case of P-63 for which the total contract amount refers to 100% of the amounts to be paid under the service contract, total contract amount refers to 100% of the amounts to be paid under both the charter and corresponding services contract.

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Onshore Drilling Rigs

The following table sets forth additional information about our onshore drilling assets, which are all owned entirely by us, and we currently charter to Petrobras, OGX Petróleo e Gás Participações S.A., or OGX, and HRT O&G Exploração e Produção Ltda., or HRT:

Onshore Rig	Type	Drilling Depth Capacity (ft)	Customer	Charter Expiration Date
QG I	1600HP	16,500	OGX	February 2013
QG-II	1600HP	16,500	Petrobras	January 2014
QG-III	Heli-portable; 1200HP	11,500	Petrobras	April 2014
QG IV	Heli-portable; 550HP	9,800	Petrobras	April 2014
QG-V	Heli-portable; 1600HP	14,800	Petrobras	April 2015
QG VI	2000HP	23,000	Petrobras	June 2014
QG-VII	2000HP	23,000	Petrobras	June 2014
QG-VIII	Heli-portable; 1600HP	14,800	HRT	April 2015
QG IX	Heli-portable; 1600HP	14,800	HRT	April 2015

Market conditions in the Brazilian oil and gas sector

According to the 2011 BP Statistical Review of World Energy, Brazil’s oil and gas reserves are among the fastest growing in the world. Proved oil reserves in Brazil have grown from 4.5 billion barrels at the end of 1990 to 14.2 billion barrels at the end of 2010. During the same period, proved natural gas reserves in Brazil grew from 4.0 trillion cubic feet to 14.7 trillion cubic feet. The Campos and Santos Basins account for the majority of the growth in these reserves in recent years. The Campos Basin covers approximately 100,000 km2 (24.7 million acres) and currently accounts for nearly 86% of Brazil’s oil production and 80% of Petrobras’ proven crude oil reserves in Brazil. The Santos Basin is located in the southeastern region off the Brazilian coast, covering an area of approximately 350,000 km² (86.5 million acres) and is currently considered the most promising exploration and production area in Brazil, due to recent discoveries in the pre-salt layer. As disclosed by Petrobras, the Lula Field (formerly known as the Tupi Field), recently discovered in this basin, contains an estimated recoverable volume of 6.5 billion boe of reserves, and there are significant volumes in other relevant discoveries in other fields in the same basin, such as the Guará, Carioca and Jupiter Fields.

While pre-salt activity currently comprises only 2% of Brazil’s total current production, it is projected by Petrobras to increase to over 40% by 2020. The anticipated development of the pre-salt offshore fields contributes largely to the growth prospects of the Brazilian oil and gas industry. From 2005 to 2010, 51% of new discoveries globally were in deepwater, and of those, 62% were in Brazil according to Petrobras.

In July 2011, Petrobras disclosed its five-year investment plan, which provides for an aggregate of $225 billion in capital expenditures from 2011 through 2015. Approximately $128 billion (or 57%) of these capital expenditures are budgeted for E&P projects, with $118 billion to be spent in Brazil which has led to an increase in demand for our services, which we expect will continue in the coming years. Petrobras expects its total production to more than double from the current 2.8 million boepd to an estimated 6.4 million boepd in 2020.

Our competitive strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Strong competence in ultra-deepwater drilling in Brazil. We have a long track record of operating drilling rigs for the exploration of oil and gas in Brazilian waters. In the ultra-deepwater segment, we currently operate a modern fleet of three drilling rigs which drilled ten wells in 2010 and 2011. Our fleet of ultra-deepwater drilling rigs is one of the largest Brazilian owned ultra-deepwater fleets in the industry. Ultra-deepwater drilling is inherently more complex and operationally challenging than drilling in shallower water depths. We are one of a small group of Brazilian contract drillers with commercial scale and demonstrated ultra-deepwater drilling competence. Our deepwater contract drilling operations achieved 94% average uptime in 2011, and we expect to improve our performance in 2012 following the learning curve of our deepwater rigs. After the initial learning curve period of 12 to 24 months, we expect to achieve average uptime for our ultra-deepwater rigs that is consistent with the performance our deepwater rig achieved in 2011.

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Premium fleet of offshore drilling rigs. We have a modern fleet of drilling rigs constructed by many of the world’s leading shipyards, including Samsung Heavy Industries Co., Ltd., or Samsung, and Keppel FELS. Our existing ultra-deepwater rigs have the capability to operate in water depths ranging from 7,900 to 9,000 feet and drill to a total well depth of 30,000 feet. We also have two ultra-deepwater drillships that will be delivered this year, the Amaralina Star and the Laguna Star, which will be capable of drilling in water depths of up to 10,000 feet and drill to a total well depth of 40,000 feet. We have regularly upgraded our drilling rigs to incorporate technological advances that increase the efficiency of our operations. As of the date of this prospectus, all of our offshore drilling rigs were either less than three years old or had major upgrades within the last three years.

Strong relationship with Petrobras. We have maintained a strong and long-standing relationship with Petrobras having performed continuous drilling services for the company since 1981. Our extensive knowledge and experience in the Brazilian drilling market is the principal basis of our strong relationship. All of our offshore drilling rigs, all of the FPSOs in which we have invested and six of our onshore drilling rigs are currently chartered to Petrobras. In addition, most of our senior executives have more than 30 years of experience working with Petrobras. We believe we are well positioned to continue as a strategic service provider to Petrobras by renewing our current charter and service contracts and entering into new charter and service contracts with Petrobras. We further believe that the Queiroz Galvão Group’s long, close business relationship with Petrobras in a number of areas, including heavy construction and E&P, strengthens our business prospects in the oil and gas industry.

Financial ability to execute growth plan. We enter into long-term charter contracts with respect to all of our offshore drilling rigs and FPSOs. Our contract profile provides significant revenue visibility which enables ongoing access to various sources of capital. Typically, we fund the majority of our investments in new offshore assets through project financing in the bank and capital markets. Our long-term contracts, our significant experience with obtaining financing, even under distressed markets, and our regular dialogue with international banks, lenders and investors increase our ability to obtain capital to fund additions to our fleet of offshore assets.

High safety standards and strong track record. In addition to our focus on operational performance and drilling efficiency, we operate with the highest Quality, Health, Safety and Environment, or QHSE, Standards. All of our drilling operations are certified by ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards, which were renewed in November 2011. Although not mandatory in our line of business, our adoption of these standards is a testament to our commitment to QHSE.

Highly skilled employees with low turnover. We employ skilled personnel to operate and provide technical services to, and support for, our rigs. As of March 31, 2012, we had a total of 2,141 employees. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to develop talent organically and to regularly promote people from within our company to more senior positions. We also take advantage of our onshore rigs to train our personnel for work on our more complex offshore drilling rigs.

Highly experienced management team backed by a strong shareholder group. Our management team is comprised of highly trained executives, most with more than 30 years of experience in the Brazilian and global oil and gas sector. Our executives have in-depth knowledge of drilling and FPSO operations, including project bidding, procurement, overseeing construction and upgrades of drilling rigs and the efficient, safe and profitable operation of our assets. Moreover, prior to joining us, many of our key executives worked at Petrobras and other international oil and gas companies, as well as leading global services companies.

Our controlling shareholders are members of the Queiroz Galvão family, which controls the Queiroz Galvão Group. In 2011, the consolidated gross revenue of the Queiroz Galvão Group was $3.4 billion. We believe that the Queiroz Galvão Group’s recognized financial strength, geographic diversity and successful business track record in a wide spectrum of industries, represent key competitive advantages for our development and growth.

In June 2010, Capital International Private Equity Funds, or CIPEF, a global emerging markets private equity program managed by Capital International, Inc., or Capital, acquired an equity interest of 19.5% in Constellation (which, after the completion of the first stage of our corporate reorganization, resulted in CIPEF holding an equivalent equity interest in our capital stock). Capital is currently represented on our Board of Directors and has

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contributed to our adoption of best corporate governance practices and financial management tools. Through a CIPEF fund, the Oil & Gas Group of the International Finance Corporation, a unit of the World Bank Group, invested $100 million in a co-investment vehicle for our company organized by CIPEF and as a result, is one of our indirect shareholders.

Our growth strategies

We have consistently grown in accordance with our growth strategy. Our net operating revenues increased by 70.5% to $617.5 million in 2011 from $362.1 million in 2010. Our net operating revenues increased 66.6% to $175.1 million for the three-month period ended March 31, 2012 from $105.1 million for the three-month period ended March 31, 2011. Furthermore, we have increased our backlog to $11.9 billion as of March 31, 2012 from $5.6 billion as of December 31, 2008, an increase of 157.9%. Our backlog of $11.9 billion as of March 31, 2012 represents 17.3 times our net operating revenues for the 12-month period ended March 31, 2012.

To further pursue our growth strategy, we intend to implement the following strategies:

Capitalize on our market-leading position in the Brazilian ultra-deepwater drilling and FPSO sectors. As a recognized Brazilian market leader, we intend to capitalize on our strong market position in Brazil and close relationship with Petrobras to significantly grow our ultra-deepwater and FPSO operations. For example, we entered into a partnership with Sete Brasil in which we will own a 15% equity interest in and operate three ultra-deepwater drilling rigs that will be built at the BrasFELS Shipyard, a subsidiary of Keppel FELS Ltd., the shipyard with a strong track record in Brazil. These three rigs are expected to commence operations in 2016, 2017 and 2019, respectively, and we will operate these units for Petrobras. We have also entered into a partnership with SBM Holding and Mitsubishi through which we have a right of first refusal to participate in future FPSO projects contracted by them with Petrobras in Brazil. We intend to further develop our FPSO partnerships in Brazil through the co-ownership and operation of additional FPSO units.

Significantly expand our business by investing in state-of-the-art ultra-deepwater drilling rigs. We have planned approximately $5.2 billion of investments principally in new ultra-deepwater drilling rigs and FPSOs through 2015 to take advantage of Petrobras’ significant capital expenditure plan and expand our dominant position in Brazil. We are focused on using and investing in new and proven technologies that have the potential to maximize efficiency, reduce environmental impact and enhance safety. We expect that all rigs we procure will be constructed under fixed-price contracts with top-rated shipyards.

We are also exploring strategic acquisitions of drilling assets, or investments in contract drilling companies, on an opportunistic basis, that we expect could enhance our growth, create value for our shareholders and increase our global market share. We believe that our extensive knowledge of the Brazilian oil and gas market, particularly in ultra-deepwater operations, will be critical in the pursuit of these opportunities either in Brazil or outside Brazil.

Through these organic and strategic growth initiatives, we plan to double the number of our ultra-deepwater fleet by 2020.

Strengthen our relationship with Petrobras and other companies. Our longstanding and strong relationship with Petrobras positions us well to capitalize on the expected growth in the Brazilian and global oil and gas markets. We intend to continue to work to strengthen our relationship with Petrobras to develop additional offshore and onshore drilling projects. In addition, we will continue to strengthen our relationships with international companies and other Brazilian companies in an effort to opportunistically pursue other offshore and onshore projects.

Seek revenue visibility through financially attractive long-term contracts. We believe that our focus on long-term contracts reduces our exposure to market risks and provides access to stable and reliable revenues. The average length of charter contracts in Brazil is longer than in other markets. Our focus on long-term contracts for exploration and development projects in deep and ultra-deepwater continues to strengthen our relationship with Petrobras, which values reliability and superior service. We believe that our long-term contracts will increase our ability to raise capital for the acquisition of additional drilling and FPSO units as well as to fund other growth opportunities. In addition, given the expected growth in demand for offshore drilling rigs globally and in Brazil, we intend to seek to negotiate higher dayrates upon the expiration of our current charter contracts. We plan to achieve this by seeking contracts that require the most technologically advanced rigs, which are needed for more complex

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ultra-deepwater and deepwater drilling services. Furthermore, certain of our current charter and service contracts permit their renewal subject to our and our counterparty’s consent, and, based on our successful history of contract renewals at market rates we expect to be able to successfully negotiate the renewal terms of these contracts on market terms.

Focus on high operational performance and QHSE standards. We intend to maintain our strong focus on the continued high quality performance and safety of our operations. Our management team is dedicated to the superior performance of our assets by hiring and retaining highly-skilled employees and training current employees. We maintain high QHSE standards by maintaining our certifications in ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards and focusing on investing in state-of-the-art technology and performing planned maintenance on our drilling units. In addition, we are committed to continuing to provide safety and capacity building training to maintain the quality of service to our clients expect from us, including low downtime for our rigs.

Risk Factors

Investing in our common shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common shares. If any of these risks actually were to occur, our business, financial condition and results of operations would likely be materially adversely affected, the trading price of our common shares would likely decline and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	Currently, we derive nearly all of our revenue from Petrobras. The loss of Petrobras as our customer, or a reduction of our revenue from Petrobras, could have a material adverse impact on us;

•

Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in our drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue;

•	If we are unable to renew or obtain new and favorable contracts to replace contracts for rigs that expire or are terminated, our revenue and profitability would be materially and adversely affected;

•

The vast majority of our contracts with our customers are long-term dayrate contracts. Increases in our operating costs, which fluctuate, including based on certain events outside our control, could materially adversely affect our profitability;

•

Rig and FPSO upgrade, refurbishment, repair and construction projects are subject to risks, including delays and cost overruns, which could have a material adverse impact on our available cash resources and results of operations;

•

We are a holding company that depends on dividend distributions from our operating subsidiaries, and we have a substantial amount of indebtedness, which could restrict our financing and operating flexibility;

•	Our growth plan requires substantial additional capital, and we may be unable to obtain needed capital or financing on satisfactory terms, or at all;

•

The ownership and operation of rigs and FPSO units involves numerous operating hazards, and the insurance we purchase may not cover all of our losses and may not be renewed on favorable terms, including reasonable prices. Accidents may subject us to civil, property, environmental and other damage claims, including by Petrobras, federal, state or municipal governmental entities in Brazil, and third parties;

•	We have a limited number of potential customers;

•	Certain of our partnerships or joint ventures may not succeed due to several factors;

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•

A substantial or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices may reduce long-term demand for our services and adversely affect our ability to successfully negotiate the renewal terms of our current charter and service contracts over the long-term or enter into new charter or service contracts upon termination of our current contracts;

•	Global ultra-deepwater rig and FPSO demand is highly dependent on Petrobras’ development plan for offshore drilling in Brazil;

•	Our industry is highly competitive and cyclical, with potential intense price competition and oversupply of drilling equipment;

•

We depend on a limited number of key suppliers and vendors to provide equipment that we need to operate our business and any failure by our key suppliers and vendors to supply necessary equipment on a timely basis or at all, could materially adversely affect us;

•

We have a limited operating history in the ultra-deepwater sector, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares;

•

Our failure to maintain or renew all necessary authorizations and certifications required for the operation of our rigs, and changes in current licensing regimes may have a material adverse effect on our operations; and

•

Complex and stringent environmental laws and regulations may increase our exposure to environmental and other liabilities, may increase our exposure to environmental and other liabilities, and may increase operating costs and adversely affect the operation of our rigs.

Recent Developments

Corporate reorganization

Our offshore drilling assets are owned by SPVs that we own and control. We also own and control other SPVs that are party to our offshore charter agreements with Petrobras. In addition, we own 100% of the outstanding preferred shares and 49% of the outstanding common shares of Queiroz Galvão Óleo e Gás S.A., or QGOG, which is party to all of our services agreements and the charter agreements for all our onshore drilling rigs. The remaining 51% of QGOG’s voting capital stock is owned by QG S.A. In connection with the shareholders’ agreement, we, through our subsidiary QGOG Participações S.A., or QGOGPar, also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares.

We are currently controlled by a holding company, Queiroz Galvão Oil & Gas International S.à.r.l., or Queiroz Galvão Oil & Gas, owned by the Queiroz Galvão family, which owns approximately 80.5% of our outstanding equity, with the remaining 19.5% owned indirectly by private equity funds managed by CIPEF. See “Principal Shareholders.”

We are in the process of completing our corporate reorganization, which when fully implemented will result in us owning indirectly all of the oil and gas contract drilling assets and interests in FPSO assets through five wholly-owned sub-holding companies:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland on May 2, 2012, which wholly-owns Constellation. Constellation will continue to wholly-own, directly and indirectly, the SPVs that own our drilling rigs.

•	Arazi S.à.r.l., or Arazi, an entity organized under the laws of Luxembourg on May 2, 2011, which owns our equity interest in FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty.

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•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April 3, 2012, which will indirectly wholly-own certain of the entities that are party to our offshore charter agreements with Petrobras.

•

Angra Participações B.V., or Angra, an entity organized under the laws of the Netherlands on May 11, 2012, which will hold a 15% equity interest in three SPVs, each of which will own an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in a strategic partnership with Sete Brasil.

•

Centaurus S.à.r.l., or Centaurus, an entity organized under the laws of Luxembourg on July 27, 2007, which directly wholly-owns Eiffel Ridge C.V., an entity that is party to the Lone Star and Gold Star charter agreements with Petrobras.

Our current corporate structure is as set forth below:

(1)	The Queiroz Galvão family holds approximately 80.5% of our common shares. See “Principal Shareholders” for further information.
(2)	CIPEF Constellation Coinvestment Fund L.P. and CIPEF V Constellation Holding L.P. (each a Delaware entity). See “Principal Shareholders” for further information.
(3)	Constellation Coinvestment Fund S.à.r.l. (wholly-owned by CIPEF Constellation Coinvestment Fund L.P.) and Constellation Holdings S.à.r.l. (wholly-owned by CIPEF V Constellation Holding L.P.)
(4)	Issuer.
(5)	Constellation Services S.A. (BVI), Lone Star Offshore Ltd. (BVI), Gold Star Equities Ltd. (BVI), Laguna Star Ltd. (BVI), Belcher Group (BVI), Bonvie Investments (BVI), Melbhouse Park Ltd. (BVI), Hopelake Services Ltd. (BVI), Positive Investments (The Netherlands), Keam Holdings C.V. (The Netherlands), Palase C.V. (The Netherlands), Alaskan Star Ltd. (BVI), Star International Drilling Limited (Cayman Islands), Olinda Star Ltd. (BVI), Snover Intl. Inc. (BVI), Alpha Star Equities Ltd. (BVI), Amaralina Star Ltd. (BVI), Dorgaly Tech Inc. (BVI), Atlantic/Alaskan Rigs Ltd. (BVI), Lancaster Projects Corp. (BVI), Manisa Serv de Pet. Ltda (Brazil), Podocarpus C.V. (The Netherlands) and Tarsus Serv de Pet. Ltda (Brazil).

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(6)	London Tower Management B.V. (The Netherlands) and London Tower C.V. (The Netherlands).
(7)	QGOGPar holds 49% and 100% of the common shares and preferred shares, respectively, of QGOG.
(8)	QG S.A. holds 51% of the common shares of QGOG.
(9)	QGOGPar holds a call option to purchase the remaining 51% of QGOG’s common shares from QG S.A., which effectively gives QGOGPar control over QGOG.
(10)	Arazi holds our equity interests in FPSOs.
(11)	Angra will hold a 15% equity interest in three SPVs, each of which will own an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in a strategic partnership with Sete Brasil.
(12)	Centaurus directly wholly-owns Becrux B.V. (The Netherlands). Becrux B.V. (The Netherlands) owns a 0.001% equity interest in Eiffel Ridge C.V. (The Netherlands), an entity that is party to the Lone Star and Gold Star charter agreements with Petrobras. The remaining 99.999% equity interest in Eiffel Ridge C.V. is directly owned by Centaurus. We are currently in the process of contributing the outstanding capital stock of Centaurus to Constellation.

The following shows our expected final corporate structure, following our completion of the implementation of our corporate reorganization and after giving effect to the contemplated issuance and sale of common shares in this offering, assuming no exercise of the underwriters’ over-allotment option:

(1)	The Queiroz Galvão family holds approximately 80.5% of our common shares. See “Principal Shareholders” for further information.
(2)	CIPEF Constellation Coinvestment Fund L.P. and CIPEF V Constellation Holding L.P. (each a Delaware entity). See “Principal Shareholders” for further information.

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(3)	Constellation Coinvestment Fund S.à.r.l. (wholly-owned by CIPEF Constellation Coinvestment Fund L.P.) and Constellation Holdings S.à.r.l. (wholly-owned by CIPEF V Constellation Holding L.P.)
(4)	Issuer.
(5)	Constellation Services S.A. (BVI), Lone Star Offshore Ltd. (BVI), Gold Star Equities Ltd. (BVI), Alpha Star Equities Ltd. (BVI), Olinda Star Ltd. (BVI), Snover Intl. Inc. (BVI), Hopelake Services Ltd. (BVI), Lancaster Projects Corp. (BVI), Laguna Star Ltd. (BVI), Amaralina Star Ltd. (BVI), Alaskan Star Ltd. (BVI), Star International Drilling Limited (Cayman Islands), Atlantic/Alaskan Rigs Coop (the Netherlands), Atlantic/Alaskan Rigs Ltd. (The Netherlands), Atlantic/Alaskan Rigs Ltd. (BVI), Manisa Serv de Pet. Ltda (Brazil), Podocarpus Coop (The Netherlands), Palase Coop (The Netherlands), Keam Holdings C.V. (The Netherlands) and Tarsus Serv de Pet. Ltda (Brazil).
(6)	London Tower C.V. (The Netherlands), Positive Management B.V. (The Netherlands), Positive Investments (The Netherlands), London Tower Management B.V. (The Netherlands), Palase Management BV (The Netherlands), Palase C.V. (The Netherlands), Podocarpus Management B.V. (The Netherlands) and Podocarpus C.V. (The Netherlands). Palase C.V. (The Netherlands) is majority-owned by Palase Coop (The Netherlands) and Podocarpus C.V. (The Netherlands) is majority-owned by Podocarpus Coop (The Netherlands). Both Palase C. V. (The Netherlands) and Podocarpus C.V. (The Netherlands) are indirectly owned by Constellation.
(7)	QGOGPar holds 49% and 100% of the common shares and preferred shares, respectively, of QGOG.
(8)	QG S.A. holds 51% of the common shares of QGOG.
(9)	QGOGPar holds a call option to purchase the remaining 51% of QGOG’s common shares from QG S.A., which effectively gives QGOGPar control over QGOG.
(10)	Arazi holds our equity interests in FPSOs.
(11)	Angra will hold a 15% equity interest in three SPVs, each of which will own an ultra-deepwater semi-submersible rig (Urca, Bracuhy and Mangaratiba) in a strategic partnership with Sete Brasil.
(12)	Centaurus directly wholly-owns Becrux B.V. (The Netherlands). Becrux B.V. (The Netherlands) owns a 0.001% equity interest in Eiffel Ridge C.V. (The Netherlands), an entity that is party to the Lone Star and Gold Star charter agreements with Petrobras. The remaining 99.999% equity interest in Eiffel Ridge C.V. is directly owned by Centaurus.

DSME Letter of Intent

On June 1, 2012, we executed a letter of intent with Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which provides us with an option to enter into two EPC contracts by August 2012 and September 2012 for the construction and delivery of two ultra-deepwater drillships to be delivered by December 2014 and March 2015, respectively. We have the right to extend the date on which we enter into these EPC contracts by a period of up to three months, with each corresponding delivery date then extended by the same period. We expect to use a portion of the net proceeds from this offering to make the downpayments for these drillships that will be required under the EPC contracts. See “Use of Proceeds.”

FPSO Cidade de Ilhabela

Effective April 4, 2012, we executed the charter and service agreements for FPSO Cidade de Ilhabela, effective April 4, 2012. These agreements include a 20-year charter agreement with Guará B.V., a consortium formed by Petrobras, BG and Repsol Sinopec Brasil, and the corresponding services contract with Petrobras, which operates this consortium. See “Business—Our Fleet and Investments—FPSOs—FPSO Cidade de Ilhabela.”

Amaralina Star and Laguna Star Project Financing

On March 27, 2012, Amaralina Star Ltd. and Laguna Star Ltd., each our indirect subsidiary, entered into a syndicated, secured credit facility with a principal amount of $943.9 million with various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, and HSBC Bank USA, National Association, as administrative agent and collateral agent. The net proceeds of this facility will be used to finance the construction and operation of the Amaralina Star and Laguna Star drillships with expected delivery dates of October 2012 and December 2012, respectively. We borrowed $203.4 million of this facility on May 31, 2012. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Committed Financing.”

Corporate information

We were incorporated as a société anonyme under the laws of Luxembourg on August 30, 2011. Our principal executive offices are located at 40, avenue Monterey, L-2163 Luxembourg. Our telephone number is +352 20 20 2401.

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THE OFFERING

The following is a brief summary of the terms of this offering. For a more complete description of our common shares, see “Description of Capital Stock” in this prospectus.

Issuer	QGOG Constellation S.A.

Primary Offering	We are offering common shares.

Offering Price Range	Between $ and $ per share.

Option to Purchase Additional Common Shares	We have granted the underwriters the right to purchase additional common shares within 30 days from the date of this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds (based on the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriters’ discounts and commissions and estimated expenses incurred in connection with this offering, of $         million. If the underwriters exercise their option to purchase additional common shares in full, we estimate that the net proceeds will be approximately $         million.

We intend to use the net proceeds from this offering (1) to make downpayments for two ultra-deepwater drillships that will be due upon the execution of the corresponding EPC contracts, which we are negotiating with DSME, (2) to make capital expenditures and related expenses for certain existing projects and (3) to make capital expenditures and investments related to new projects, including new opportunities involving the purchase of assets, and/or equity interests in, drilling and/or production service companies, and related expenses in connection therewith and for general corporate purposes, including the payment of an IPO completion bonus to certain of our employees (as described in “Management—Compensation—IPO Completion Bonus”). See “Use of Proceeds.”

Share Capital Before and After Offering	The issued and outstanding share capital consists of common shares as of the date of this prospectus. Immediately after this offering, we will have common shares issued and outstanding, assuming no exercise of the underwriters’ option to purchase additional common shares. If the underwriters exercise their option to purchase additional common shares in full, we will have common shares issued and outstanding.

Voting Rights	Holders of our common shares are entitled to one vote per common share in all shareholders’ meetings. See “Description of Capital Stock—Voting Rights.”

Dividends	We have not paid a dividend on our common shares, in cash or otherwise, and we do not intend to do so in the near future. Any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors, including our earnings, capital requirements, contractual restrictions, financial condition and future prospects, together with any other factors that our Board of Directors may deem relevant. See “Dividend Policy.”

Lock-up Agreements	We have agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any common shares or securities convertible into or exchangeable or exercisable for any common shares during the period commencing on the date of this prospectus until 180 days after the completion of this offering. Members of our Board of Directors, our executive officers and our shareholders have agreed to similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

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Listing	We intend to apply to list our common shares on the New York Stock Exchange under the symbol “QGOG.”

Risk Factors	Investing in our common shares involves a significant degree of risk. See “Risk Factors” beginning on page 15 of this prospectus and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase additional securities.

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SUMMARY COMBINED FINANCIAL AND OTHER DATA

The following tables set forth our summary financial and other data. You should read the following summary combined financial and other data in conjunction with “Presentation of Financial and Other Information”. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our combined financial statements have been prepared in accordance with IFRS as issued by the IASB. The summary statement of income for the three-month periods ended March 31, 2012 and 2011 and for the three years ended December 31, 2011 and the summary balance sheet data as of March 31, 2012 and December 31, 2011, 2010 and 2009, are derived from:

•	our unaudited condensed combined interim financial information as of March 31, 2012 and for the three- month periods ended March 31, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our results for the three-month period ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

	For the three–month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Statement of Operations Data:	(in millions of $, except per share data)

Net operating revenue	175.1	105.1	617.5	362.1	172.5
Costs of services	(115.1)	(78.4)	(478.5)	(277.9)	(153.3)

Gross profit	60.1	26.6	139.0	84.2	19.2
General and administrative expenses	(9.8)	(6.7)	(29.8)	(24.7)	(20.0)
Other operating expenses, net	(0.2)	(8.7)	(11.3)	(34.3)	(15.9)

Operating profit (loss)	50.1	11.2	97.9	25.2	(16.6)
Financial costs, net	(26.9)	(7.7)	(118.5)	(76.3)	(32.0)
Share of results of joint ventures	1.0	0.6	1.0	6.2	6.8

Income (loss) before taxes	24.2	4.1	(19.5)	(44.9)	(41.8)
Taxes	0.3	0.4	(5.1)	1.5	0.9

Net income (loss) for the period	24.4	4.5	(24.7)	(43.5)	(40.8)

Net earnings (loss) per common share (1):
Basic	0.44	0.15	(0.38)	(0.78)	(0.73)
Diluted	0.44	0.15	(0.38)	(0.78)	(0.73)
Weighted average common shares outstanding (thousands of common shares):
Basic	55,632	55,632	55,632	55,632	55,632
Diluted	55,632	55,632	55,632	55,632	55,632

(1)	Net income per share as attributed to the company excludes losses attributed to non-controlling interest of $3.8 million in 2011.

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The following table sets forth a reconciliation of our EBITDA to net income (loss) for each of the periods and years presented:

	For the three–month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Other Financial Information:	(in millions of $)

Net income (loss) for the period/year	24.4	4.5	(24.7)	(43.5)	(40.8)
(+) Financial costs, net	26.9	7.7	118.5	76.3	32.0
(+) Taxes	(0.3)	(0.4)	5.1	(1.5)	(0.9)
(+) Depreciation	39.5	22.4	131.3	90.6	49.5

EBITDA(1)(2)	90.5	34.2	230.3	122.0	39.7

EBITDA margin (%) (3)	51.7%	32.5%	37.3%	33.7%	23.0%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of rigs of $8.5 million for the three- month period ended March 31, 2011 and $10.8 million, $35.0 million and $17.3 million for the years ended December 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

	As of March 31,	As of December 31,
	2012	2011	2010	2009
Statement of Financial Position:	(in millions of $)

Cash and cash equivalents	148.6	188.9	84.3	63.1
Short-term investments	150.2	138.7	8.5	36.1
Restricted cash	16.6	26.3	29.6	—
Total assets	4,754.9	4,695.7	3,653.0	2,912.5
Total loans and financings	2,396.9	2,440.5	2,006.3	1,716.6
Total liabilities	3,582.4	3,548.0	2,419.5	2,049.6
Shareholders’ equity	1,172.5	1,147.7	1,233.4	862.9

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RISK FACTORS

This initial public offering and an investment in our common shares involve a significant degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to invest in our common shares. If any of the following risks were to occur, our business, financial condition and results of operations we would likely be materially adversely affected. In that event, the trading price of our common shares would likely decline and you might lose all or part of your investment.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of our common shares, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Related to our Company

Currently, we derive nearly all of our revenue from Petrobras. The loss of Petrobras as our customer, or a reduction of our revenue from Petrobras, could have a material adverse impact on us.

During each of the three-month period ended March 31, 2012 and the year ended December 31, 2011 our gross revenue from Petrobras represented approximately 93% of our total gross revenue. Most of our existing rigs, including six onshore rigs and six semi-submersible rigs and one FPSO in which we have an investment, are chartered to Petrobras. In addition, we currently have two drillships and three FPSOs (in which we have invested) under construction for which we have entered into long-term charter agreements with Petrobras. Our results of operations would be materially adversely affected if Petrobras were to terminate its contracts with us, fail to renew its existing contracts with us or refuse to award new contracts to us, as there are only a limited number of potential customers that are available to replace Petrobras. Petrobras is the largest E&P company in Brazil, so if it were to take any of these actions, we may be unable to enter into new charter agreements for our rigs and the FPSOs in which we have invested on similar terms or on a timely basis, if at all, which would have a material adverse effect on us.

Our customers may seek to renegotiate or terminate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, or in case of non-compliance with our obligations set forth in the drilling contracts, which would materially adversely affect our ability to realize our backlog of contract revenue.

Our contracts with our customers permit them to terminate or seek to renegotiate their contracts, or seek to impose penalties, if we experience (1) delays in delivering a contracted rig, (2) any failure of a contracted rig to pass initial acceptance testing within the period specified in the contract, (3) downtime or operational problems that exceed permissible levels under our contracts, (4) specified safety-related issues, or (5) any failure to comply with other obligations set forth in such contracts. The damages we suffer and the expenses we may incur from any of these events are not always fully payable or reimbursable by the shipyards constructing the units. Furthermore, certain of our contracts include termination provisions in the event of our poor performance, our bankruptcy or other events, with little prior notice and without reimbursement to us or any early termination payment. Early termination of a contract may result in a rig being idle for an extended period of time. If our customers were to cancel any of our contracts, and we are unable to secure a replacement contract on substantially similar terms, or at all, our revenue and profitability could be materially adversely affected.

As of March 31, 2012, our contract backlog was approximately $11.9 billion. This backlog includes: (1) an aggregate amount of $3,899.8 million from charter and service contracts (including management fees) that our joint ventures (with Sete Brasil) and QGOG, respectively, expect to enter into in July 2012 (relating to our 15% interest in three special purpose vehicles, or SPVs, each of which will own an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (2) $2,091.0 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to a subsidiary of Delba (with a maximum term of 12 years) to fund its related equity contributions; and (3) $1,119.4 million from our 12.75% interest in a joint venture with SBM related to our investment in FPSO Cidade de Ilhabela, assuming we exercise the option to increase our interest by an additional 12.75%.

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If we are unable to renew or obtain new and favorable contracts to replace contracts for rigs that expire or are terminated, our revenue and profitability would be materially and adversely affected.

Our existing drilling and our FPSO contracts are scheduled to expire between 2012 and 2034. Our ability to renew these contracts or obtain new contracts on similar terms and conditions will depend on market conditions at the time of their scheduled expiration or termination. We may be unable to renew our contracts that expire or obtain new contracts for these rigs, and the dayrates under any new or renewed contracts may be substantially lower than the dayrates in existing contracts, which could materially and adversely affect us.

The vast majority of our contracts with our customers are long-term dayrate contracts. Increases in our operating costs, which fluctuate, including based on certain events outside our control, could materially adversely affect our profitability.

In periods of rising demand for rigs, drilling contractors generally prefer to enter into well-to-well or other shorter term contracts that allow the contractor to profit from increasing dayrates, while customers with established long term drilling programs typically prefer longer term contracts in order to maintain dayrates at a consistent level. Conversely, in periods of decreasing demand for offshore drilling rigs, drilling contractors generally prefer longer term contracts to preserve dayrates and avoid idle periods, while customers generally prefer well-to-well or shorter term contracts that allow the customers to benefit from the decreasing daily rates. We expect, based on our contracted backlog, that the great majority of our revenues for the foreseeable future will come from long-term contracts, so we may be unable to fully benefit from increasing dayrates in an improving market, which could adversely affect our profitability.

In general, our operating costs increase as the business environment for drilling services improves and demand for oilfield equipment and skilled labor increases. In addition, the costs of materials, parts and equipment maintenance fluctuate depending on the type of activity and the age and condition of the equipment. While many of our contracts include escalation provisions that allow us to increase the dayrate based on the consumer price index as published by the United States Bureau of Labor Statistics, the timing and amount we earn from these higher dayrates may differ or be delayed from our actual higher operating costs. Additionally, we may incur expenses relating to preparation for drilling operations under a new contract. If our rigs are idle between assignments, the opportunity to reduce the size of our crews on these rigs may be limited as our crews may be engaged in preparing the rig for a new assignment. When a rig faces longer idle periods, reductions in operating costs also may take time as our crew may be required to prepare the idle rig for stacking and for maintenance in the stacking period. Our increased operating costs and financial expenses have resulted in our operating at a net loss in recent fiscal years, and there can be no assurance that we will operate at a net profit in any future periods. Given our high percentage of long-term dayrate contracts with limited cost escalation provisions, we may not be able to recoup increased operating costs, which may adversely affect our margins and profitability.

Rig and FPSO upgrade, refurbishment, repair and construction projects are subject to risks, including delays and cost overruns, which could have a material adverse impact on our available cash resources and results of operations.

We have a total of six operational semi-submersible rigs and two drillships under construction. In addition, we have investments in partnerships that are converting three additional units into FPSOs. We have expended, and will continue to expend, significant amounts on the construction or conversion of these rigs. In addition, we make significant upgrades, refurbishments and repairs to our fleet from time to time. In 2012, we have budgeted approximately $1.5 billion for the construction, refurbishment and upgrading of our other rigs, including amounts we are responsible to pay to our partners in connection with the three FPSO units under construction. We may also decide to procure the construction of additional rigs from time to time. While we generally enter into fixed price EPC contracts for the construction or refurbishment of our vessels, these projects remain subject to risks of delays or cost overruns, including costs or delays resulting from factors such as:

•	failure or delay of third-party equipment vendors or service providers;

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•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	shortage of shipyard capacity globally and in Brazil;

•	shipyard availability or disputes with shipyards;

•	financial and other difficulties at shipyards and other suppliers;

•	work stoppages; and

•	impact of new governmental regulations, among others.

Significant cost overruns or delays for these or other reasons could materially adversely affect our financial condition and results of operations. The damages we suffer and the expenses we incur from any of these events are not always fully reimbursable by the shipyards constructing the units. Additionally, our actual capital expenditures for rig upgrade, refurbishment and construction projects could materially exceed our budgeted capital expenditures.

We are a holding company that depends on dividend distributions from our operating subsidiaries, and we have a substantial amount of indebtedness, which could restrict our financing and operating flexibility.

As of March 31, 2012, our total aggregate outstanding combined indebtedness was $2,396.9 million. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could materially adversely affect us. In particular, our loans incurred by the SPVs that own our rigs to finance their construction or refurbishment are secured by the rigs and related assets, including accounts into which the amounts payable under our charter and services agreements are required to be paid. We are a holding company that depends on dividend distributions from our operating subsidiaries. The terms of most of our debt instruments restrict the ability of our project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors. Furthermore, some of our debt instruments include financial covenants that require us and/or our subsidiaries to maintain compliance with certain specified financial ratios. The terms of the credit agreement for our Alpha Star semi-submersible drilling rig and our Amaralina Star and Laguna Star drillships provide that if the charter or service agreements for these units are not renewed or replaced on terms reasonably satisfactory to the lenders, a cash sweep will be implemented on the eighteenth month prior to the maturity of the respective loans.

The occurrence of a payment event of default or acceleration under any of our debt instruments may trigger events of defaults or cross-defaults under our other debt instruments. We may be unable to incur additional debt in an amount necessary to finance our capital expenditure needs, which could materially and adversely affect us.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, sell assets or seek to raise additional equity capital, which could restrict our financing and operating flexibility.

Our growth plan requires substantial additional capital, and we may be unable to obtain needed capital or financing on satisfactory terms, or at all.

Our industry is capital intensive. We expect to make substantial capital expenditures in the construction of rigs and investments in FPSOs. We have budgeted capital expenditures of approximately $5.2 billion until 2015 in connection with the acquisition of new rigs and investments in FPSOs as well as our currently existing construction and refurbishment projects. We intend to finance our ongoing and future capital expenditures with cash flow from our operations, the proceeds from this and future equity offerings and additional debt financings. If, for example, our current substantial amount of indebtedness impairs our ability to obtain debt financing on favorable terms or at all, or if the cash generated by our operations, when taken together with available debt financing, is insufficient to meet our capital expenditure requirements, our results of operations and financial condition would be materially adversely affected. In addition, if our capital expenditure requirements are higher than we have budgeted, our results of operations and financial condition could be materially adversely affected.

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The ownership and operation of rigs and FPSO units involves numerous operating hazards, and the insurance we purchase may not cover all of our losses and may not be renewed on favorable terms, including reasonable premiums. Accidents may subject us to civil, property, environmental and other damage claims, including by Petrobras, federal, state or municipal governmental entities in Brazil, and third parties.

Although we follow industry best practices, our oil and gas service operations, particularly our rigs and FPSOs in which we hold investments, are subject to hazards inherent to drilling and FPSO activities and operation of oil and gas wells, such as: fires; explosions; pressures and irregularities in formations; blowouts and surface cratering; uncontrollable flows of underground gas, oil and formation water; natural disasters, such as adverse weather conditions, pipe or cement failures, casing collapses and, lost or damaged oilfield drilling and service tools; and environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases and oil. The occurrence of any of these events could result in the suspension of our drilling or FPSO operations, severe damage to, or destruction of our rigs, injury or death to our personnel and environmental damage and resulting containment and clean-up costs, in addition to administrative and criminal penalties. We are also subject to personal injury and other claims by the crews of our rigs as a result of both marine and drilling operations. We may also be subject to potentially unlimited civil, property, environmental and other damage claims by Petrobras, federal, state or municipal governmental entities and authorities in Brazil, and affected third parties.

We currently have insurance for our rigs covering their hulls and machinery, liability in connection with certain environmental damage and removal of wrecks or debris and third parties liabilities, in amounts that our management deems appropriate. See “Business—Insurance.” All of our dynamically positioned rigs have business interruption insurance, and we intend to seek to acquire business interruption insurance for our drillships.

However, there can be no assurance that insurance we currently have, or insurance we seek to acquire, will be available to us on favorable terms, at reasonable prices or at all, that the amounts of such insurance will be sufficient to cover the related losses, including after taking into account loss deductibles on such insurance, or that the insurers will not dispute their obligations under the policies for any applicable losses.

In addition, at the time of any renewal of the insurance on our rigs, the coverage available to us may be significantly less than our existing coverage and the premiums we are required to pay may be substantially higher than those under our existing policies.

Any of these risks could have a material adverse effect on us and our ability to conduct our operations.

We have a limited number of potential customers.

The E&P market in Brazil is dominated by Petrobras, and the number of other oil and gas E&P companies in the market is limited. Further, mergers among oil and gas E&P companies have reduced, and may from time to time further reduce the number of available customers. In addition, as a result of recently adopted rules, Petrobras will be the sole operator in the Brazilian pre-salt areas under a production sharing regime, further limiting the number of customers available for our units. A reduced number of potential customers could increase the ability of remaining potential customers to achieve favorable pricing terms, which would adversely materially affect us.

Certain of our partnerships or joint ventures may not succeed due to several factors.

Our strategy includes significant growth, including through joint ventures, partnerships and co-investments with various entities, including Sete Brasil, SBM and others. The risks related to our partnerships and joint ventures include, among others: (1) difficulty in maintaining a good relationship with our partners and joint ventures (current and future); (2) financial or operational difficulties of our partners or joint ventures, which difficulties may result in delay or cancellation of joint venture projects or additional investments; and (3) divergence of financial, commercial or strategic interests between us and our partners or joint ventures. The occurrence of these risks may adversely affect the estimated results of our partnerships or joint ventures, may reduce our expected backlog, or may result in the need for additional investments or the loss of investments we have made (or may make in the future) in these partnerships or joint ventures.

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We may be subject to conflicts of interest in future transactions with related parties.

We expect to capitalize on synergies with other companies in the Queiroz Galvão Group during the design, development, construction and utilization of our rigs. We also may enter into charter and services agreements with Queiroz Galvão Exploração e Produção S.A., or QGEP, our affiliate that is involved in oil and gas E&P operations in Brazil, and QUIP S.A., or QUIP, a construction services affiliate currently involved in the construction of the FPSO P-63. For instance, in the future, we may enter into agreements for the construction of drillships with a shipyard in which an affiliate of our company owns a substantial equity stake. Although we have no obligation to enter into transactions with related parties, and if we do enter into any such transactions we will do so under terms negotiated on an arm’s length basis, conflicts of interests may arise from our relationship with other companies in the Queiroz Galvão Group and our controlling shareholders, which may adversely affect, interrupt or alter our relationship with other companies in the Queiroz Galvão Group and materially adversely affect our results of operations.

QG S.A. currently holds 51% of QGOG’s voting capital stock, which may give rise to additional conflicts of interests with our public shareholders. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Risks Relating to Our Industry

A substantial or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices may reduce long-term demand for our services.

Oil and gas prices and market expectations regarding potential changes in these prices significantly affect the level of exploration, development and production activity by oil and gas companies. Oil and gas are commodities, and therefore, their prices are subject to wide fluctuations in response to changes in supply and demand. Historically, the markets for oil and gas have been volatile. According to the IMF’s primary commodity prices database, the monthly average of West Texas Intermediate (40° API) oil prices over the three-year period ended March 31, 2012, have ranged from record high levels in April 2011 of approximately $110.05 per barrel to low levels of approximately $49.81 per barrel in April 2009, with similar volatility in gas prices. These markets will likely continue to be volatile in the future.

The prices that oil and gas producers receive for their production and the levels of their production depend on numerous factors beyond their control, including, but not limited to:

•	political and economic conditions, including embargoes and wars;

•	the global demand for oil and gas;

•	the cost of exploring for, developing, producing and delivering oil and gas;

•	the policies of the Brazilian government regarding exploration and development of their oil and gas reserves;

•	advances in exploration, development and production technology;

•	Brazilian tax and royalty policies; and

•	the development and availability of alternative fuels.

Any prolonged reduction in oil and gas prices may reduce the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, our customers may cancel or curtail

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their drilling programs, or reduce their levels of capital expenditures for E&P for a variety of reasons, including their lack of success in exploration efforts. If these or other factors were to reduce the level of exploration, production and development of oil and gas, it could cause our revenue and margins to decline, decrease dayrates and reduce utilization of our rigs and limit our future growth prospects. A significant decrease in dayrates or the utilization of our rigs could materially reduce our revenue and profitability.

A reduction in long-term demand for our services may materially adversely affect our ability to successfully negotiate the renewal terms of our current charter and service contracts or enter into new charter or service contracts upon termination of our current contracts.

Our charter and service agreements are long-term contracts, subject to renewal upon our and our counterparty’s consent. As a result, the long-term profitability of our operations and our ability to successfully negotiate the renewal terms of our drilling contracts depends upon long-term conditions in the oil and gas industry and, specifically, the level of exploration, development and production activity by oil and gas E&P companies. This is particularly relevant to us as an oil and gas contract drilling company, because we make significant investments in and incur significant amounts of indebtedness related to our operating units, and therefore, we depend on the efficient utilization of these assets. Any prolonged reduction in long-term-demand for our services or reduction in the level of exploration, development and production activity of oil and gas, may adversely affect our ability to successfully negotiate the renewal terms of our charter and service contracts over the long-term or enter into new charter or service contracts upon termination of our contracts, which could result in a significant decrease in the utilization of our rigs and materially reduce our revenue and profitability.

Global ultra-deepwater rig and FPSO demand is highly dependent on Petrobras’ development plan for offshore drilling in Brazil.

Petrobras has announced a multi-billion dollar drilling program over the next several years to develop recently discovered oil fields. As a result, we expect Brazil to be a major source of demand growth in the industry. However, Petrobras may not spend the sums outlined in its business plan within the next several years or at all. This is particularly relevant to us as an oil and gas contract drilling company, because we make significant investments in and incur significant amounts of indebtedness related to our operating units, and therefore, we depend on the efficient utilization of these assets. In addition, the extraction of oil and gas from the Brazilian oil fields may be more costly than currently estimated, and the volume and quality of oil and gas reserves may be lower than estimated. Furthermore, Petrobras may not be able to obtain the necessary financing for its E&P program due to budget pressures, higher interest rates, adverse credit or equity markets and other factors. Lower oil prices or lower-than-expected production may also prompt Petrobras to curtail its drilling program. Any substantial reduction in Petrobras’ proposed offshore drilling or FPSO program would reduce demand for offshore drilling or FPSO services worldwide, which may materially erode dayrates and/or utilization rates for our semi-submersible rigs, drillships and FPSO units in which we have investments, which could have a material adverse effect on us.

Our industry is highly competitive and cyclical, with potential intense price competition and oversupply of drilling equipment.

The contract drilling industry is highly competitive with numerous international and domestic industry participants. Drilling contracts are generally awarded on a competitive bid basis. Intense price competition is often the primary factor in the bidding process, although safety records, competency, rig availability and location are also considered in determining which qualified contractor is awarded a contract. Demand for contract drilling and related services is influenced by a number of factors, including current and expected prices of oil and gas and expenditures of oil and gas companies for E&P activities. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond our control, including the level of costs for Brazilian offshore oilfield and construction services, the discovery of new oil and gas reserves in Brazil, the cost of non-conventional hydrocarbons in Brazil and Brazilian regulatory restrictions on offshore drilling. We believe that the market for drilling contracts will continue to be highly competitive. Our competition includes international companies and Brazilian-controlled companies. Certain of our competitors have more diverse fleets and may have greater financial resources than we do, which may enable them to compete more effective on the basis of price and have more capacity to build new rigs or acquire existing rigs.

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Our competition includes international companies and Brazilian-controlled companies. In addition, the contract drilling business is subject to cyclical variations. In particular, the offshore service industry has been highly cyclical, with periods of high demand, limited rig supply and high dayrates, often followed by periods of low demand, excess rig supply and low dayrates. Periods of low demand and excess rig supply intensify the competition in the industry and often result in rigs, particularly lower specification rigs, being idle for long periods of time. Prolonged periods of low utilization and reduced dayrates could result in our having to recognize impairment charges on certain of our rigs if future cash flow estimates, based upon information available to our management at any time, indicates that we may be unable to recover the carrying value of these rigs. If we are unable to compete successfully for future drilling contracts or adequately manage the cyclical nature of our business, it would have a material adverse effect on our margins and our results of operations.

Moreover, demand and contract prices customers are willing to pay for our rigs are affected by the total supply of comparable rigs available for service in Brazil. During prior periods of high utilization and dayrates, industry participants have increased the supply of rigs by ordering the construction of new rigs. Historically, this has created an oversupply of drilling rigs and has caused a decline in utilization and dayrates when these rigs enter the market, sometimes for extended periods of time until such rigs have been absorbed into the active fleet. The entry into service of newly constructed, upgraded or reactivated rigs will increase supply and could reduce, or curtail a strengthening of, dayrates in the affected markets as rigs are absorbed into the active fleet. Any additional increase in construction of new drilling rigs may negatively affect our utilization and dayrates. In addition, the construction of high specification rigs, as well as changes in our competitors’ drilling rig fleets, could require us to make material additional capital investments to keep our rig fleet competitive.

We depend on a limited number of key suppliers and vendors to provide equipment that we need to operate our business, and any failure by our key suppliers and vendors to supply necessary equipment on a timely basis or at all, could materially adversely affect us.

We depend upon a limited number of key suppliers and vendors to provide us with equipment and other services necessary for the construction and operation of our rigs and FPSOs in which we have invested. Although we contract with most of our suppliers and vendors at fixed prices and require them to pay delivery delay penalties, our suppliers may, among other things, extend delivery times, raise contract prices and limit supply due to their own shortages and business requirements. If our suppliers or vendors were to fail to provide equipment or service to us on a timely basis, we could experience disruptions in our operations, which could have a material adverse effect on our revenue and results of operations, and we may be unable to satisfy the requirements contained in our drilling contracts, which could subject us to fines or cancellation of these agreements.

Consolidation among key suppliers and vendors could limit our ability to obtain equipment and services on terms favorable to us. In the last decade, the overall number of suppliers and vendors in this sector has decreased, resulting in fewer alternatives to obtain important equipment and services. Increases in costs or lack of availability of equipment could result in our inability to enter into new EPC contracts for new rigs, or the stoppage of certain our rigs for a prolonged period of time, which could have a material adverse effect on us.

We have a limited operating history in the ultra-deepwater sector, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment in our common shares.

Our growth strategy is principally based on our growth in the ultra-deepwater and FPSO markets. Our assets consist of three ultra-deepwater drilling rigs, the Alpha Star, Lone Star and Gold Star, which commenced operations in July 2011, April 2011 and February 2010, respectively. Because of our and the industry’s limited operating history, we lack historical financial and operational data with respect to these ultra-deepwater drilling rigs and FPSOs in which we have invested, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results and assess the merits and risks of an investment in our common shares. This lack of information will increase the risk of your investment in our common shares. These risks and difficulties include uncertainties resulting from having had a relatively limited time period in which to implement our business strategies. If we are not able to successfully meet these challenges, our growth strategy, financial condition, results of operations, cash flows and the price of our common shares could be materially adversely affected.

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Failure to employ a sufficient number of skilled workers or an increase in labor costs could materially adversely affect us.

Maintaining low turnover levels among the crew and key officers of our rigs is an important factor in maintaining the level of uptime of our rigs. We must employ skilled personnel to operate and provide technical services to, and support for, our rigs. Shortages of qualified personnel result in higher wages and difficulties in maintaining staffing levels, particularly as a result of the increase in the level of activity in the oil and gas sector in Brazil and the growth of the Brazilian economy generally, which have resulted in more rigs operating in, and under construction to operate in, our area of operations. Due to the anticipated introduction of a number of new rigs and units in the Brazilian market, we expect increased competition for qualified crew and other personnel, and our rigs may lose personnel due to competition for skilled labor from other drilling rig operators.

Turnover among the crew and officers of our rigs also may increase for reasons that are beyond our control. Shortages of qualified personnel to operate our rigs or our inability to obtain and retain qualified personnel could also materially adversely affect the quality and timeliness of the operations of our rigs. Competition for skilled personnel could materially impact our business by limiting or affecting the quality and safety of our operations or increasing our operating costs, which may have a material adverse effect on us.

Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we are currently subject may negatively impact us.

Amounts paid to us by Petrobras and our other clients in Brazil for chartering our offshore units are currently not subject to any Brazilian withholding income tax.

Petrobras is currently involved in a dispute with the Brazilian federal tax authorities regarding whether oil and gas rigs, semi-submersible rigs, drillships and FPSOs are considered “vessels” for purposes of benefiting from a zero percent withholding income tax rate. Brazilian tax authorities have claimed that, for the zero percent withholding income tax rate to be applicable to a vessel, the vessel must be used to transport people or goods. If this interpretation were to prevail, charter payments payable to us would not benefit from the zero percent withholding income tax rate, and instead would be subject to a withholding income tax rate of 15%.

In 2009, a trial court decided that the zero percent withholding income tax rate was applicable to oil rigs, but the Brazilian federal tax authorities appealed this decision, and this appeal is pending. Although the terms of our charter contracts require Petrobras and our other clients to gross-up any payments to us for tax increases, Petrobras and our other clients could attempt to resist the application of this provision and attempt to not gross-up their payments to us, or not gross-up these payments in full. As a principle, new tax regulations are applied post-issuance of law. However, with respect to the interpretation of tax rules already in force, Brazilian authorities may try to assess withholding tax related to facts that occurred within the statute of limitations period. If the Brazilian federal tax authorities were to prevail, or if the withholding income tax rate were to increase or the law were to change, our profitability may be materially impaired, and we could be materially adversely affected.

Furthermore, we provide services under interrelated charter and services agreements, as described under “Business—Backlog and Drilling Contracts.” We receive the charter payments outside Brazil, and these payments are not subject to Brazilian income tax, while we receive payments under the services agreements in Brazil, which payments are subject to Brazilian taxes. The Brazilian tax authorities from time to time have questioned other market participants as to whether the contractual split applied to charter and service revenues in these agreements is appropriate. If Brazilian tax authorities were to disapprove of our contractual revenue split, we may be required to pay additional taxes on amounts that may be required to be allocated to service revenues, which could have a material adverse effect on us.

Our results of operations are directly affected by the special customs regime for exportation and importation of goods related to the oil and gas sector, or REPETRO, a Brazilian tax incentive program that allows the use of a special customs arrangement for our importation of goods and equipment for the term of any concession agreement if we use the goods or equipment for the research and development of petroleum and natural gas. The REPETRO system benefits equipment imported - listed by the Federal Revenue Office - under a temporary admission regime, granting full suspension of federal import taxes. This suspension may be applied until December 31, 2020.

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Moreover, Brazilian States are allowed to reduce the assessment basis of the value-added tax on goods and services (Imposto Sobre Operações Relativas à Circulação de Mercado e Sobre Prestação de Serviço de Transporte Interestadual e Intermunicipal e de Comunicação), or ICMS, triggered by the import of assets under REPETRO (temporary admission regime) for use in oil and gas production facilities, resulting in a tax burden equivalent to 7.5% (non-cumulative basis) or 3% (cumulative basis). Brazilian States are also authorized to exempt or reduce the ICMS calculation basis (burden equivalent to 1.5% under a cumulative basis) for application in oil exploration facilities. For a more detailed description of the REPETRO regime, see “Business—Brazilian Regulatory Framework—Repetro.” Our current charter contracts protect us from changes in the REPETRO regime, any termination or modification of this tax incentive program could have a material adverse effect on us.

In accordance with our proposed corporate reorganization, our future effective tax rates are based on tax laws, treaties and regulations, both in Brazil and internationally (especially Brazilian, Dutch, Switzerland and Luxembourg tax treaties). Such tax laws and regulations are frequently challenged and are subject to interpretation. Due to our corporate and operational structure, if we or our clients lose a relevant tax dispute or if there is a material change in the interpretation of such treaties or regulations, or in case any tax authority disregards our fiscal residency in any jurisdiction, our revenue and/or our tax rate could increase substantially and, consequently, our financial results could be materially adversely affected.

Our failure to maintain or renew all necessary authorizations and certifications required for the operation of our rigs, and changes in current licensing regimes may have a material adverse effect on our operations.

The operation of our rigs requires several authorizations from Brazilian government agencies, including the Brazilian Institute of Environment and Renewable Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, ANTAQ and the Brazilian Port and Coast Division (Diretoria de Portos e Costas), or DPC. Obtaining and maintaining necessary authorizations and certifications is a complex, time-consuming process, and we cannot guarantee that we will be able to obtain or maintain all authorizations required for the continued operation of each of our rigs. Our failure to obtain, maintain or renew any such required authorizations or any disputes in connection with any such authorizations, could result in the suspension or termination of the operation of certain of our rigs or the imposition of material fines, penalties or other liabilities, which could have a material adverse effect on our results of operations. In addition, as a result of a decision by the ANP, Petrobras or any other charterer of our rigs may require that we maintain additional quality and safety certifications, or meet certain additional quality and safety targets, during the term of a relevant charter agreement. Our failure to obtain and maintain these certifications or to otherwise meet these targets may result in the early termination of the affected charter agreements or in our failure to be eligible to enter into additional charters which could have a material adverse effect on our revenues and results of operations.

In addition, certain of our drilling contracts require that we comply with applicable international standards, including the International Marine Organization’s Code for the Construction and Equipment of Mobile Offshore Drilling Units. We and our drilling rigs are also subject to laws and regulations governing maritime and drilling operations in Brazil and the technical requirements of third parties, including classification societies and insurers. These laws, regulations and technical requirements include provisions for the protection of the environment, natural resources and human health and safety and also require the payment of taxes, the maintenance of classifications, and the maintenance of various permits and licenses. These laws, regulations and technical requirements may require us to incur significant expenditures, and breaches may result in fines and penalties, which may be material. We will be responsible for bearing any increased costs required to maintain compliance with any such laws, regulations or other requirements.

Changes in local content policies may adversely affect our business.

The local content policy in Brazil has historically required that for E&P companies in Brazil, approximately at least 70% of their investments in capital goods must be contracted with local service providers and producers. Although once voluntary, compliance with minimum local content requirements has become part of the qualifying criteria in assessing bids for exploration blocks at ANP auctions. In fact, from and after the seventh ANP bidding round for concessions of oil and gas blocks, concessions have included minimum local content requirements for a list of items both during the exploration and the production phase. Since 2007, compliance with minimum local content requirements is required to be verified by means of certificates. In effect, as of the issuance of Rulings

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36/2007–39/2007, ANP applies a certification system for compliance of minimum local content requirements, applicable to concession agreements granted before and after the seventh bidding round. Recent discoveries of oil and gas in the pre-salt area have led to debates among governmental authorities, investors, the press and the Brazilian public about the need to make changes to the regulatory framework of the oil and gas sector. It is not yet possible to determine to what extent these changes will affect the current system of exploration concessions granted by ANP and consequently, the potential adverse effect on our activities. Further to domestic local content policies, our business significantly depends on the local content policies adopted by participants in the oil and gas sectors, especially Petrobras.

Complex and stringent environmental laws and regulations may increase our exposure to environmental and other liabilities, may increase our operating costs and adversely affect the operation of our rigs.

The operation of our rigs is subject to Brazilian environmental laws, regulations and standards at the federal, state and local levels. Compliance with these laws, regulations and standards may require installation of additional costly equipment, increased staffing, and higher operating expenses. Violation of these laws, regulations and standards may result in administrative and criminal penalties for us, such as fines, suspension or interruption of our operations, and prohibitions or restrictions on participation in future charter bids sponsored by government-controlled entities, among other sanctions. As some Brazilian environmental laws impose strict and unlimited civil liability for remediation of damages in connection with spills and releases of oil and hazardous substances, we could be subject to liability even if we were not negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers or third-party agents. To the extent that we are subject to environmental liabilities, the payment of any such liabilities or the costs that we may incur to remedy environmental pollution could have a material adverse effect on our operations and financial condition.

The laws, regulations and technical requirements governing maritime and drilling operations in Brazil have become increasingly complex, more stringently enforced and more expensive to comply with, and this trend is likely to continue. In addition, as a result of the 2010 major oil spill in the Gulf of Mexico, significant concerns regarding the safety of offshore oil drilling have been raised. In addition, the November 2011 oil spill in the Frade field offshore Brazil has led to the severe regulatory fines being imposed and criminal charges being filed against Chevron and Transocean and certain of their executives. Amendments to existing laws and regulations or changes in the application or the creation of new laws, regulations and technical standards may be highly restrictive and impose significantly increased costs on the operation of our business, or otherwise materially adversely impact our operating results or future prospects.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

All of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. The Brazilian government’s actions to control inflation and other regulations and policies have in the past involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls, limits on imports and other actions. We have no control over, and cannot predict the measures or policies that the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in public policies at the federal, state and municipal levels, related to taxes, currency exchange control, as well as other factors, such as:

•	applicable regulations and increase fines for any violations of law applied by the Brazilian government, including through the ANP, as well as state and local governments;

•	expansion or contraction of the Brazilian economy, as measured by the variation of Brazil’s gross domestic product;

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•	interest rates;

•	currency depreciation and other fluctuations in exchange rates;

•	inflation rates;

•	liquidity of domestic capital and financial markets;

•	fiscal policy and the applicable tax regime;

•	social and political instability;

•	energy shortages; and

•	other diplomatic, political, social and economic developments in or affecting Brazil.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect us.

If Brazil were to experience higher inflation, our margins and our ability to access the international financial markets may be reduced. Government measures to curb inflation may have material adverse effects on the Brazilian economy and on us.

Brazil has in the past experienced extremely high rates of inflation, which led its government to pursue monetary policies that have contributed to one of the highest real interest rates in the world. Since the introduction of the Real Plan in 1994, the annual rate of inflation in Brazil has decreased significantly, as measured by the National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA. Inflation measured by the IPCA index was 4.3%, 5.9% and 6.5% in the years ended December 31, 2009, 2010 and 2011, respectively. Inflation and the Brazilian government’s inflation containment measures, principally through monetary policies, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient policies and lower interest rates may trigger higher inflation, with the consequent reaction of sudden and significant interest rate increases, which could have a material adverse effect on the Brazilian economic growth and us.

If Brazil were to experience high inflation in the future, our operating costs may increase and our operating and net margins may decrease. Inflationary pressures may also curtail our ability to access the international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy. In addition, most of our operating costs are denominated in reais and incurred in Brazil, which therefore exposes us to the effects of inflation in Brazil, which may adversely affect us.

Political, economic and social developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market value of our securities.

The market for securities issued by a company that is significantly exposed to the Brazilian market and economy, such as us, may be influenced, to varying degrees, by economic and market conditions in other countries, especially other Latin American and other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Adverse economic conditions in other countries have at times resulted in significant outflows of funds from Brazil including, for example, in economic crises in Greece, Spain, Portugal, Ireland and Italy. The Brazilian economy also is affected by international economic and market conditions generally. These factors could materially adversely affect the market value of our securities and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

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Exchange rate instability may adversely affect our financial condition and expected results of operations.

The Brazilian currency has during the past decades experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching an exchange rate of R$3.53 per $1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per $1.00 in August 2008. As a result of the crisis in the global financial markets since mid-2008, the real depreciated 31.9% against the U.S. dollar over the course of 2008 and reached R$2.34 per $1.00 on December 31, 2008. The exchange rate as of December 31, 2011 and March 31, 2012 was R$1.88 and R$1.82, respectively, per $1.00. If the real appreciates significantly against the U.S. dollar, our results of operations may be adversely affected.

Risks Relating to the Offering and an Investment in Our Common Shares

The price of our common shares after the offering may be volatile.

The trading price of our common shares could fluctuate significantly as a result of various factors, including:

•	actual or anticipated fluctuations in our quarterly and annual results, including when compared to levels that may be projected by securities analysts;

•	mergers and strategic alliances in the offshore contract drilling industry in Brazil and generally;

•	market conditions in the offshore contract drilling industry and general economic conditions in Brazil and generally;

•	changes in government regulations;

•	changes in our dividend policy;

•	announcements concerning us or our competitors;

•	any lack of coverage of our company by securities analysts after this offering;

•	terrorist acts;

•	future issuances of our common shares or other securities;

•	sales of substantial amounts of our common shares or the perception that such sales could occur;

•	investors’ perception of us and the offshore contract drilling industry in Brazil and generally;

•	the general state of the securities market; and

•	other developments affecting our business, our industry or our competitors.

Operating and financial results of companies in the offshore contract drilling industry have been unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common shares despite our operating performance. Consequently, you may not be able to sell any common shares at prices that are at least equal to the purchase price established for this offering.

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You may face difficulties in serving process on or enforcing judgments against us, our affiliates and our directors and officers.

We are incorporated under the laws of Luxembourg, and all of the current members of our board of directors, our executive officers and some of the experts named in this prospectus reside in Brazil or elsewhere outside the United States. The majority of our assets are located outside the United States. Upon the consummation of this offering, only one member of our Board of Directors will be a resident of the United States. As a result, it may be difficult for investors to effect service of process upon us or these persons within the United States or other jurisdictions outside Luxembourg or Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Luxembourg or Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because (1) there is uncertainty as to whether the courts of Luxembourg would enforce judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws, and (2) judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation. See “Enforceability of Civil Liabilities.”

Our controlling shareholder has the ability to direct our business and affairs and its interests could conflict with yours.

Our controlling shareholder has the power to, among other things, elect a majority of our directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and the timing and payment of any future dividends. Our controlling shareholder may have an interest in pursuing acquisitions, dispositions, financings or similar transactions that could conflict with your interest as a holder of our common shares. For a description of our ownership structure, see “Principal Shareholders.”

We are exempt from some of the corporate governance requirements of the New York Stock Exchange.

We are a foreign private issuer, as defined by the SEC for purposes of the Securities Exchange Act of 1934, or the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from, and you will not be provided with the benefits of, some of the corporate governance requirements of the New York Stock Exchange, or the NYSE. We are permitted to follow the practice of companies incorporated in Luxembourg that are not listed on any European stock exchange in lieu of the provisions of the NYSE’s corporate governance rules, except that:

•	we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act;

•	we are required to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards;

•

our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any non-compliance with any applicable provisions of the NYSE corporate governance rules; and

•

we must submit an executed written affirmation annually to the NYSE. In addition, we must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers with shares listed on the NYSE. We are not required to, among other things:

•	have a majority of our Board of Directors be independent;

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•	have a compensation committee or a nominating or corporate governance committee of our Board of Directors;

•	have regularly scheduled executive sessions with only non-management members of our Board of Directors; or

•	have at least one executive session of solely independent members of our Board of Directors each year.

We intend to rely on some or all of these exemptions. As a result, you will not be provided with the benefits of certain corporate governance requirements of the NYSE, which may adversely affect the market price of our common shares.

There is no guarantee that an active and liquid public market will develop for you to resell our common shares.

In connection with this offering, we will apply to list our common shares on the NYSE, subject to official notice of issuance. We cannot assure you that an active and liquid public market for our common shares will develop as a result of their listing on the NYSE. If an active public market for our common shares does not develop on the NYSE following the completion of this offering, the market price and liquidity of our common shares may be materially and adversely affected. The initial public offering price for our common shares will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our common shares after this offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our common shares.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares, and our share price may be more volatile.

Future sales of our common shares could lower the share price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional common shares in subsequent offerings. We may also issue additional common shares or convertible securities. After the completion of this offering, we will have          outstanding common shares, including         shares that we are selling in this offering (assuming no exercise of the underwriters’ option to purchase additional common shares).

Following the completion of this offering, Queiroz Galvão Oil & Gas, Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l. will own                 ,                  and                  common shares, or approximately     %,     % and     % respectively, of our total outstanding common shares, respectively, and certain of our officers and directors will own                 common shares, or approximately    % of our outstanding common shares, all of which are restricted from immediate resale under the U.S. federal securities laws and are subject to lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future.

We cannot predict the size of future issuances of our common shares or the effect, if any, that future issuances and sales of our common shares will have on their market price. Sales of substantial amounts of our common shares, or the perception that such sales could occur, may adversely affect the market prices of our common shares.

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We may not be able to make distributions without subjecting you to Luxembourg withholding tax.

Any dividends paid by us will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the withholding tax is not deducted from the dividend paid to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties entered into by the Grand Duchy of Luxembourg and the country of tax residency of our shareholders. For more details, please refer to the summary under “Taxation—Certain Luxembourg Tax Considerations for Holders of Common Shares—Tax Regime Applicable to Distributions—Reduction of Luxembourg Withholding Tax.” The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets for any taxable year produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, but does not include income derived from the performance of services.

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. We believe that we will not be a PFIC for the current taxable year or for any future taxable year. Based on our operations described herein, all or a substantial portion of our income from our drilling contracts should not be treated as passive income, and thus all or a substantial portion of the assets that we will own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, this involves a facts and circumstances analysis and it is possible that the U.S. Internal Revenue Service would not agree with this conclusion. Please read “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative corollary of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

All statements related to our future financial condition contained in this prospectus, including business strategy, budgets, cost projections, and management plans and goals for future operations, are “forward-looking statements.” These statements can be identified by the use of expressions such as “may,” “will,” “could,” “expect,” “intend,” “believe,” “plan,” “anticipate,” “estimate,” or “continue,” or the negative forms thereof, or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	our strategy, including the expansion and growth of our operations and our ability to make future investments on attractive terms;

•	expected useful lives of our rigs and FPSOs in which we have invested;

•	future capital expenditures and refurbishment costs;

•	our inability to secure financing on attractive terms;

•	our inability to maintain operating expenses at adequate and profitable levels;

•	delay in, payments by, or disputes with Petrobras or other customers under our charter or services agreements;

•	our inability to comply with, maintain, renew or extend the charter and services agreements with Petrobras or our other customers;

•	our inability to charter our units upon termination of our charter and services agreements at profitable dayrates.

•	our inability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving our rigs and FPSOs and other units in the industry;

•	if any of our partnerships and joint ventures do not succeed;

•	changes in governmental regulations that affect us or our customers and the interpretations of those regulations;

•	increased competition in the drilling and FPSO market;

•	general economic, political and business conditions in Brazil and globally;

•	the development of alternative sources of fuel and energy; and

•	the other factors referred to under the caption “Risk Factors” and otherwise in this prospectus.

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Some of these factors are analyzed in greater detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.” The forward-looking statements contained herein are valid only as of the date they were made, and therefore, potential investors should not unduly rely on such forward-looking statements. These warnings should be taken into account in connection with any forward-looking statement, oral or written, that we may make in the future. We assume no obligation to update publicly or to revise any such forward-looking statements after we distribute this prospectus, for the purpose of reflecting subsequent events or developments or the occurrence of unexpected events. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

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USE OF PROCEEDS

We estimate that our net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional common shares in full), assuming the shares are offered at $         per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of common shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions.

We intend to use the net proceeds from this offering (1) to make downpayments for two ultra-deepwater drillships that will be due upon the execution of the corresponding EPC contracts, which we are negotiating with DSME, (2) to make capital expenditures and related expenses for certain existing projects and (3) to make capital expenditures and investments related to new projects, including new opportunities involving the purchase of assets, and/or equity interests in, drilling and/or production service companies, and related expenses in connection therewith and for general corporate purposes, including the payment of an IPO completion bonus to certain of our employees (as described in “Management—Compensation—IPO Completion Bonus”). Specifically, we expect to allocate the net proceeds as follows:

Allocation	Percentage		Estimated net proceeds (in millions of $) (1)
Downpayments for two ultra-deepwater drillships		%
Capital expenditures for certain existing projects		%
Capital expenditures for new projects and general corporate purposes		%

Total	100.0%

(1)	Assuming the underwriters do not exercise their option to purchase additional common shares.

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DIVIDEND POLICY

We have not paid a dividend on our common shares, in cash or otherwise, and we do not intend to do so in the near future. Any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors, including our earnings, capital requirements, contractual restrictions, financial condition and future prospects, together with any other factors that our Board of Directors may deem relevant.

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CAPITALIZATION

The following table sets forth our total combined capitalization as of March 31, 2012, as follows:

•	on an actual basis;

•

on an as adjusted basis to give effect to indebtedness incurred under the Amaralina Star and Laguna Star Project financing in an aggregate amount of $203.4 million on May 31, 2012 (see “Summary—Recent Developments—Amaralina Star and Laguna Star Project Financing”); and

•

on an as further adjusted basis to give effect to the issuance and sale of $         of our common shares pursuant to this prospectus at an assumed price of $        , after deduction of commissions and expenses we must pay in connection with this offering.

You should read this information in conjunction with our combined financial statements and the related notes appearing elsewhere in this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2012
	Actual	As Adjusted	As Further Adjusted
	(in millions of $)

Short-term debt	745.0	770.5
Long-term debt	1,651.9	1,829.8

Total debt	2,396.9	2,600.3

Common shares, $1.00 par value; 55,632,446 shares issued and fully paid on an actual basis	131.0	131.0
Share premium	395.1	395.1
Other reserves	(4.4)	(4.4)
Retained earnings	677.6	677.6
Equity attributable to the owners of our company	1,199.3	1,199.3

Non-controlling interest	(26.8)	(26.8)

Total shareholders’ equity	1,172.5	1,172.5

Total capitalization (1)	3,569.4	3,772.8

(1)	Total capitalization is short-term debt plus long-term debt plus total shareholders’ equity.

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DILUTION

If you invest in our common shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per common share after this offering. Our net tangible book value as of March 31, 2012, was $1,172.5 million, corresponding to a net tangible book value of $         per common share (as adjusted to reflect a stock split of     -to-     approved by our Board of Directors on             , 2012). Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of our common shares outstanding after giving effect to this offering.

After giving effect to the sale of our common shares at an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2012, would have been approximately $         per common share. This amount represents an immediate increase in net tangible book value of $         per common share to our existing shareholders and an immediate dilution in net tangible book value of approximately $         per common share to new investors purchasing common shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a common share.

The following table illustrates this dilution:

Assumed initial public offering price per share	$	$
Net tangible book value per share as of March 31, 2012	$	$
Increase per share attributable to this offering	$	$
Pro forma net tangible book value per share after this offering	$	$
Dilution per share to new investors	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus), would increase (decrease) our consolidated net tangible book value after this offering by $         and the dilution per share to new investors by $            , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional common shares in full in this offering, the as adjusted net tangible book value after this offering would be $         per share, the increase in net tangible book value per share to existing shareholders would be $         and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus).

The following table summarizes, as of March 31, 2012, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%	$
New investors			%			%

Total		100%			100%

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If the underwriters exercise their option to purchase additional common shares in full:

•	the percentage of common shares held by existing shareholders will decrease to approximately % of the total number of common shares outstanding after this offering; and

•	the number of common shares held by new investors will increase to , or approximately % of the total number of common shares outstanding after this offering.

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SELECTED COMBINED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. You should read the following selected combined financial and other data in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our combined financial statements have been prepared in accordance with IFRS as issued by the IASB. The selected statement of income for the three-month periods ended March 31, 2012 and 2011 and for the three years ended December 31, 2011 and the selected balance sheet data as of March 31, 2012 and December 31, 2011, 2010 and 2009, are derived from:

•	our unaudited condensed combined interim financial information as of March 31, 2012 and for the three- month periods ended March 31, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our results for the three-month period ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

	For the three–month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Statement of Operations Data:	(in millions of $, except per share data)

Net operating revenue	175.1	105.1	617.5	362.1	172.5
Costs of services	(115.1)	(78.4)	(478.5)	(277.9)	(153.3)

Gross profit	60.1	26.6	139.0	84.2	19.2
General and administrative expenses	(9.8)	(6.7)	(29.8)	(24.7)	(20.0)
Other operating expenses, net	(0.2)	(8.7)	(11.3)	(34.3)	(15.9)

Operating profit (loss)	50.1	11.2	97.9	25.2	(16.6)
Financial costs, net	(26.9)	(7.7)	(118.5)	(76.3)	(32.0)
Share of results of joint ventures	1.0	0.6	1.0	6.2	6.8

Income (loss) before taxes	24.2	4.1	(19.5)	(44.9)	(41.8)
Taxes	0.3	0.4	(5.1)	1.5	0.9

Net income (loss) for the period	24.4	4.5	(24.7)	(43.5)	(40.8)

Net earnings (loss) per common share (1):
Basic	0.44	0.15	(0.38)	(0.78)	(0.73)
Diluted	0.44	0.15	(0.38)	(0.78)	(0.73)
Weighted average common shares outstanding (thousands of common shares):
Basic	55,632	55,632	55,632	55,632	55,632
Diluted	55,632	55,632	55,632	55,632	55,632

(1)	Net income per share as attributed to the company excludes losses attributed to non-controlling interest of $3.8 million in 2011.

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The following table sets forth a reconciliation of our EBITDA to net income (loss) for each of the periods and years presented:

	For the three–month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Other Financial Information:	(in millions of $)

Net income (loss) for the period/year	24.4	4.5	(24.7)	(43.5)	(40.8)
(+) Financial costs, net	26.9	7.7	118.5	76.3	32.0
(+) Taxes	(0.3)	(0.4)	5.1	(1.5)	(0.9)
(+) Depreciation	39.5	22.4	131.3	90.6	49.5

EBITDA(1)(2)	90.5	34.2	230.3	122.0	39.7

EBITDA margin (%) (3)	51.7%	32.5%	37.3%	33.7%	23.0%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of rigs of $8.5 million for the three- month period ended March 31, 2011 and $10.8 million, $35.0 million and $17.3 million for the years ended December 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

	As of March 31,	As of December 31,
	2012	2011	2010	2009
Statement of Financial Position:	(in millions of $)

Cash and cash equivalents	148.6	188.9	84.3	63.1
Short-term investments	150.2	138.7	8.5	36.1
Restricted cash	16.6	26.3	29.6	—
Total assets	4,754.9	4,695.7	3,653.0	2,912.5
Total loans and financings	2,396.9	2,440.5	2,006.3	1,716.6
Total liabilities	3,582.4	3,548.0	2,419.5	2,049.6
Shareholders’ equity	1,172.5	1,147.7	1,233.4	862.9

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed combined interim financial information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011, our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011, included in this prospectus, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Combined Financial and Other Data.”

The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a market leading Brazilian-controlled provider of offshore oil and gas contract drilling and FPSO services in Brazil. We are also one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation or under construction. In 2011, we recorded net operating revenues of $617.5 million and had a 2009-2011 annual net operating revenues CAGR of 89.2%. For the three-month period ended March 31, 2012, we recorded net operating revenues of $175.1 million, which represented an increase of 66.6% when compared to the corresponding period in 2011. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, which through QG S.A., the group’s Brazilian holding company, is one of the largest Brazilian conglomerates with more than $3.4 billion in consolidated gross revenues in 2011 and with a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We have successfully capitalized on our market-leading position and industry expertise to accumulate a contract backlog of $11.9 billion at March 31, 2012, a 157.9% increase from our contract backlog as of December 31, 2008.

Our results of operations for the three-month periods ended March 31, 2012 and March 31, 2011 and the years ended December 31, 2011, 2010 and 2009 were influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•

the expansion or contraction of the global fleet of offshore drilling rigs and FPSO units, which affects the supply of drilling rigs and FPSO units available for contract work and the prevailing dayrates that we are able to negotiate in our contracts;

•	the levels of exploration and development spending of Petrobras and other E&P players worldwide;

•	additions to our fleet of drilling rigs, increasing our net operating revenue, operating expenses and financial expenses;

•	upgrades to our fleet of drilling rigs;

•	our ability to enter into long-term charter agreements for our drilling rigs, generating a backlog of committed net operating revenue for our company;

•	the uptime, utilization and dayrates of our drilling rigs, which are the primary determinants of our net operating revenue; and

•	the results of operations of those companies in which we have equity investments, a pro rata portion of which is included in our results of operations under the equity method.

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Our financial condition and liquidity are influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	our ability to borrow funds from financial institutions and to sell our debt securities in the international capital markets; and

•

our capital expenditure requirements, primarily consisting of construction of new offshore drilling rigs, maintenance of our existing drilling rigs, equity contributions to joint ventures and investments in our operations.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We are a holding company organized under the laws of Luxembourg. As discussed in “Summary—Recent Developments—Corporate Reorganization”, on May 2, 2012, we completed the first stage of our corporate reorganization. In this first stage, each shareholder of Constellation contributed its shares in Constellation to us in exchange for our issuance of our common shares to them in the same proportion that each such shareholder held in Constellation. Following this contribution, these shareholders transferred their common shares in us to our current shareholders, which in turn are controlled by the former shareholders of Constellation. See “Principal Shareholders” for further information. The contribution of the outstanding capital stock of Constellation to us was accounted for at its historical cost as this entity is under common management and control with us. As a result of the completion of this first stage of our corporate reorganization, we own all of the outstanding capital stock of Constellation. We expect to complete the final stage of our corporate reorganization prior to the completion of this offering.

For the purpose of this prospectus, we have included the following combined financial statements (included elsewhere in this prospectus):

•	our unaudited condensed combined interim financial information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011; and

•	our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011.

Our combined financial statements have been prepared in accordance with IFRS as issued by the IASB. The functional currency of Constellation and most of its subsidiaries is the U.S. dollar. Our combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 have been audited by our independent auditors, as set forth in their report included elsewhere in this prospectus.

Our unaudited condensed combined interim financial information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011, and our audited combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 are derived from the combination of (1) the financial statements of Constellation for the corresponding periods, utilizing historical results of operations, assets and liabilities and (2) the historical financial information of QGOG Constellation as of March 31, 2012 and for the three-month period ended March 31, 2012, and as of December 31, 2011 and for the period from August 30, 2011 (the date of our incorporation) to December 31, 2011. These combined financial statements have been prepared considering that we and Constellation were under common management and control.

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New and Revised Financial Accounting Standards

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in accordance with IFRS requires our management to make estimates, judgments and assumptions that affect the amounts reported in our combined financial statements and accompanying notes.

Our management must judge and develop estimates for the carrying values of assets and liabilities which are not easily obtainable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Actual results could differ from those estimates.

We continually review these estimates and underlying assumptions. We recognize the effects of revisions to accounting estimates are recognized in the period that estimates are revised if the revision affects only that period, or also in later periods if the revision affects both current and future periods.

Our management has concluded that the most significant judgments and estimates considered during the preparation of our financial statements are the following:

Measurement of Financial Instruments

We use valuation techniques that include the use of inputs that are not based on observable market data to estimate the fair values of certain types of financial instruments. Our management believes that the selected valuation techniques and the assumptions used are appropriate to measure the fair values of these financial instruments.

Provisions for Claims and Other Obligations

Claims against us, including known but unascertained claims, are recognized as a liability and/or are disclosed in notes to our combined financial statement, unless the likelihood of loss is considered as remote by our internal and external legal counsel.

The accounting for claims and other obligations as a liability on our balance sheet is made when the loss amount can be reliably estimated. Due to their nature, claims and other similar obligations will be settled when one or more future events occur. Normally, the occurrence or non-occurrence of these events does not depend on our performance. This prevents accurate estimates as to the precise date on which these events will occur. The assessment of these liabilities is subject to varying degrees of legal uncertainty and interpretation and requires significant estimates and judgments by our management on the result of future events.

Useful Lives of Property, Plant and Equipment

All property, plant and equipment is carried at cost less accumulated depreciation. Property, plant and equipment consist primarily of offshore and onshore drilling rigs and related equipment. Equipment under construction is built by a third-party shipyard and the related cost is recognized at cost based on actual costs incurred in the construction of the equipment.

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The carrying value of property, plant and equipment is based on estimates, assumptions and judgments relative to capitalized costs, useful lives and salvage values of our rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. We compute depreciation using the straight-line method. At the end of each year, we review the estimated useful lives of our drilling units.

Impairment of Property, Plant and Equipment

Assets that are subject to depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Determining whether property, plant and equipment is impaired requires an estimation of the value in use of the related asset or cash-generating unit. The value used requires us to estimate future cash flows expected to arise from the related asset or cash-generating unit and the related discount rate in order to calculate the present value. We have not recognized any impairment of losses on long-lived assets.

Investments in Joint Ventures

For investments in joint ventures, we apply the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and adjusted thereafter to recognize our share of the profit or loss and other income of these joint ventures. When our share of losses of a joint venture exceeds our interest in such joint venture, we discontinue recognizing our share of any further losses. Additional losses are recognized only to the extent that we have incurred legal or contractual obligations or made payments on behalf of the joint ventures.

When we enter into transactions with a joint venture, we eliminate the profit and loss resulting from such transaction to the extent of our participation in the joint venture.

Outcome of Contract Negotiations

During the normal course of business, our subsidiaries enter into contracts with third parties causing such subsidiary to assume obligations under the contract. In the event of any contractual dispute, our management is required to exercise judgment in considering uncertainty in the outcome of negotiations, which may have a material impact on the assets and liabilities of our company.

For additional information regarding our significant accounting policies, see notes 3 and 4 to our audited combined financial statements. For information regarding recent accounting standards, see note 2 to our audited combined financial statements.

Principal Factors Affecting Our Results of Operations

Additions and Upgrades to Our Fleet of Drilling Rigs

Offshore Drilling Rigs

Our business strategy focuses on the expansion of our ultra-deepwater drilling capacity. We have expanded our offshore drilling capabilities in recent years through the construction of new rigs, and we plan to continue pursuing opportunities to expand and upgrade our fleet to achieve greater technological capability, which should increase our operational efficiencies.

Since December 31, 2008, we have commenced operations of the following drilling rigs (dayrates are shown as of March 31, 2012 considering a real/$ exchange rate of R$1.822 to $1.00):

•	Alpha Star in July 2011, currently under contract at a dayrate of $429,168;

•	Lone Star in April 2011, currently under contract at a dayrate of $366,318;

•	Gold Star in February 2010, currently under contract at a dayrate of $359,712; and

•	Olinda Star in August 2009, currently under contract at a dayrate of $296,149.

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In addition, we completed upgrades of (1) Atlantic Star in February 2011, currently under contract at a dayrate of $294,639 as of March 31, 2012, and (2) Alaskan Star in December 2010, currently under contract at a dayrate of $308,064 as of March 31, 2012.

The commencement of operations of these units has also significantly increased our net operating revenue, operating expenses and financial expenses (as financial charges relating to the project financing of these units are no longer capitalized after the commencement of their operation).

Penalties may be applied by our customers on a one-time basis for each contract when we deliver and commence operation of a drilling rig after its contracted delivery date. We expense penalties based on our best estimate of the date of delivery of the unit and considering the likelihood of the customer applying contractual penalties.

At the time that we obtained the charter and service agreements for the Amaralina Star and Laguna Star, we anticipated that we would deliver and commence operation of these drillships after their contracted delivery dates. During the three-month period ended March 31, 2011, we recorded penalties related to the delays in delivery of these drillships. We currently expect to commence operations of these drillships in October 2012 and December 2012, respectively.

Onshore Drilling Rigs

We are also focused on the expansion of our onshore drilling capacity through agreements for construction of new units. In April 2011, we commenced operations of our QG-V, QG-VIII and QG-IX rigs with average contracted dayrates of approximately $42,356 based on the real/$ exchange rate as of March 31, 2012 of R$1.822 to $1.00.

Our Backlog

We maintain a backlog of $11.9 billion for contract drilling and FPSO services. Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which we have assumed will be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned may be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, the learning curve related to commencement of operations of additional drilling units, weather conditions and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization and assumes no contract extensions. However, with the exception of our Alaskan Star and Atlantic Star rigs, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties, but without being subject to an additional bidding round). In addition, we expect that the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs will have a 15-year term, renewable for an additional five-year period.

Our FPSO backlog is calculated for each FPSO by multiplying our percentage interest in the FPSO by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated.

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The following table sets forth as of March 31, 2012 the amount of our contract drilling and FPSO services backlog related to contracted existing and new projects for the periods indicated.

	2012	2013	2014	2015	2016	2017–2034	Total		%
	(in millions of $)(1)
Ultra-deepwater (2)	608.3	728.6	728.6	613.1	625.0	4,705.7	8,009.2		67.4%
Deepwater	81.4	108.1	63.4	—	—	—	252.9		2.1%
Midwater	165.7	220.0	220.0	220.0	205.5	166.8	1,198.0		10.1%
FPSOs (3)	15.4	79.7	121.8	117.9	111.3	1,659.4	2,105.6		17.8%
Onshore	95.6	127.4	69.6	17.8	—	—	310.4		2.6%

Total	966.4	1,263.7	1,203.4	968.8	941.9	6,531.9	11,876.1	(4)	100.0%

(1)	Amounts denominated in reais have been converted to U.S. dollars at the selling rate as reported by the Central Bank at March 31, 2012 for reais into U.S. dollars of R$1.8221= $1.00.
(2)	This includes (i) an aggregate amount of $3,899.8 million from charter and service contracts (including management fees) that our joint ventures (with Sete Brasil) and QGOG, respectively, expect to enter into in July 2012 (relating to our 15% interest in three special purpose vehicles, or SPVs, each of which will own an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (ii) $2,091.0 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to a subsidiary of Delba (with a maximum term of 12 years) to fund its related equity contributions; and (iii) $1,119.4 million from our 12.75% interest in a joint venture with SBM related to our investment in FPSO Cidade de Ilhabela, assuming we exercise the option to increase our interest by an additional 12.75%.
(3)	This includes only our portion of contracts in proportion to our ownership interest in FPSOs.
(4)	Our total backlog includes any potential rig performance bonuses that we may earn under our charter and services agreements in an aggregate amount of $964.3 million.

Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs

The most significant variables affecting the net operating revenue from our drilling rigs in operation are utilization days, dayrate, uptime and performance bonus payments. Payments under our charter and service agreements are calculated by multiplying the applicable dayrate for each drilling rig by the uptime for the period for which such payment is being calculated. In addition, we are entitled to receive performance bonus payments.

A waiting and moving rate equal to 90% of the dayrate for any drilling rig (other than our Alaskan Star, Atlantic Star, Urca, Bracuhy and Mangaratiba drilling rigs, which earn a waiting and moving rate equal to 95% of the dayrate for such rigs) will be applied in situations of total stoppage of operations of such rig attributable to adverse weather or when we are awaiting orders or other action with respect to such rig from Petrobras or the applicable charterer of such rig. Our drilling rigs are subject to reduced dayrates in the event we are unable to operate due to force majeure events as defined in the applicable charter and service agreements. See “Business—Backlog and Drilling Contracts.”

In addition to contract dayrates, our offshore drilling contracts (other than our drilling contracts for Gold Star) provide for additional remuneration through a bonus structure (which varies by contract) that rewards us for the efficient operation of our drilling rigs, which is measured by the contractual efficiency of the respective rig. Bonuses are assessed and paid monthly in arrears, are determined on an accrual basis, and are linked to uptime of our rigs and correspond to up to 15% of the dayrate on a periodic basis, according to a formula specified in the charter and services contracts. In the event that a drilling rig operates with less than 90% availability, we are not entitled to receive a performance bonus.

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The following tables set forth the revenue per asset type, utilization days, uptime and actual average dayrates and average daily revenue for our drilling fleet for the periods presented:

	For the three- month period ended March 31,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
Net revenue per asset type:	(in millions of $)			(in millions of $)

Ultra-deepwater	77.8	33.4	132.9	268.1	116.7	11.6	129.7	906.0
Deepwater	23.9	22.7	5.3	88.3	84.9	27.0	4.0	214.4
Midwater	42.9	28.8	49.0	150.8	91.8	70.2	64.3	30.8
Onshore rigs	29.8	20.2	47.5	110.2	67.4	59.8	63.5	12.7
Other	0.8	—	—	—	1.2	3.9	—	(69.2)

Total	175.1	105.1	66.7	617.5	362.1	172.5	70.5	109.9

	For the three- month period ended March 31,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
Utilization days (1):	(in days)			(in days)

Ultra-deepwater	273	90	203.3	813	321	—	153.3	—
Deepwater	91	90	1.1	365	365	151	—	141.7
Midwater	182	138	31.9	688	472	730	45.8	(35.3)
Onshore rigs	819	540	51.7	2,970	2,004	2,030	48.2	(1.3)

Total	1,365	858	59.1	4,836	3,162	2,911	52.9	8.6

(1)	Utilization days are derived by multiplying the number of rigs by the days under contract, excluding upgrade periods.

	For the three- month period ended March 31,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
Average contract dayrate (including performance bonus):	(in thousands of $)			(in thousands of $)

Ultra-deepwater	395.0	360.7	9.5	398.1	357.8	—	11.3	—
Deepwater	297.3	269.0	10.5	296.4	292.2	288.2	1.4	1.4
Midwater	301.8	201.3	49.9	243.8	198.1	96.8	23.1	104.6
Onshore rigs	35.5	35.9	(1.1)	39.4	37.2	34.9	5.9	6.6

(1)	Contract dayrates denominated in reais have been converted to U.S. dollars for the respective period presented at the selling rate as reported by the Central Bank for reais into U.S. dollars of R$1.7678=$1.00 at March 31, 2012, R$1.6669= $1.00 at March 31, 2011, R$1.6749= $1.00 at December 31, 2011, R$1.7601= $1.00 at December 31, 2010 and R$1.9976= $1.00 at December 31, 2009.

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	For the three-month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Uptime (1):	(%)		(%)

Ultra-deepwater	77	93	84	89	—
Deepwater	97	98	94	92	61
Midwater	87	98	90	98	98
Onshore rigs	99	99	99	99	99

(1)	Uptime is derived by dividing (i) the number of days the rigs effectively earned a contractual dayrate by (ii) utilization days.

During the three-month period ended March 31, 2012, the uptime of our ultra-deepwater rigs was affected by the learning curve of our Alpha Star and Lone Star rigs and by a downtime of 28 days of our Gold Star rig. In particular, the downtime of our Gold Star rig was caused by an equipment failure, which was subsequently repaired. In 2012, the uptime of each of these three ultra-deepwater rigs recovered to an improved level of 97%, while still in their learning curve period. Uptime of our ultra-deepwater rigs for 2011 was adversely impacted by the commencement of operations of two new rigs and the commencement of operations of one rig in 2010 (learning curve).

The uptime of our deepwater rigs during the three-month period ended March 31, 2012 was 97%. The reduction in uptime in the month of April 2012 for these rigs to 85% was caused by maintenance implemented in the normal course of business.

During the three-month period ended March 31, 2012, the uptime of our midwater rigs was adversely impacted by a minor break-out fire at the Alaskan Star rig in March, which was immediately controlled, without any, injuries or material damage. However, the Alaskan Star experienced a downtime of seven days to recommence its operations. In April 2012, the uptime of our two midwater rigs recovered to 99%. Uptime of our midwater rigs for 2011 was adversely impacted by the return of these two rigs from upgrades.

Results of Operations of Joint Ventures

We have investments in several joint ventures, and as part of the execution of our business strategy we expect to make additional investments in joint ventures. We currently have:

•

a 20% equity interest in two joint ventures with SBM, FPSO Capixaba Venture S.A., or Capixaba Venture, which owns FPSO Capixaba, and SBM Espírito do Mar Inc., or Espírito do Mar, which operates FPSO Capixaba;

•	a 20% equity interest in a joint venture with SBM and certain other parties to convert, own and operate FPSO Cidade de Paraty, which is expected to commence operations in May 2013; and

•

a 12.75% equity interest in a joint venture with SBM and certain other parties to convert, own and operate FPSO Cidade de Ilhabela, which is expected to commence operations in the third quarter of 2014, with an option to increase our participation to 25.5% after the final acceptance date. See “Business—Our Fleet and Investments—FPSOs—Cidade de Ilhabela.”

We account for these investments under the equity method. We also expect to account for our equity interests in our strategic partnership with Sete Brasil under the equity method. Consequently, our results of operations are subject to fluctuations that depend on the results of these joint ventures. We share control over the operations and policies of these joint ventures. Pursuant to our business plan, we may acquire majority interests in special purpose companies that own FPSOs and we intend to control the operations and policies of those joint ventures.

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In addition, we have a 40% equity interest in a consortium with BWO to operate FPSO P-63 (Papa Terra) (which is wholly owned by Petrobras) for three years commencing in mid-2013 that we will account for using the equity method.

Global Demand for Oil and Effect of Oil Prices on Demand for Drilling Services

Demand for drilling rigs is directly related to the regional and worldwide levels of offshore exploration and development spending by oil and gas companies. Offshore exploration and development spending may fluctuate substantially from year-to-year and from region-to-region. Such spending fluctuations result from a variety of economic and political factors, including:

•	worldwide demand for oil and gas;

•	regional and global economic conditions;

•	political, social and legislative environments in major oil-producing countries;

•	the policies of various governments, including the Brazilian government, regarding access to their oil and gas reserves;

•	the ability of OPEC to set and maintain production levels and pricing and the level of production of non- OPEC countries;

•	the development of alternative sources of fuel and energy;

•	technological advancements that impact the methods for or cost of oil and gas exploration and development; and

•

the impact that these and other events, whether caused by economic conditions, international or national climate change regulations or other factors, may have on the current and expected prices of oil and gas.

Historically, oil and gas prices and market expectations of potential changes in these prices have significantly affected the level of drilling activity worldwide. Generally, higher oil and gas prices, or our customers’ expectations of higher prices, result in greater exploration and development spending by oil and gas companies, and lower oil and gas prices result in reduced exploration and development spending by oil and gas companies.

In 2011, the global offshore drilling market dynamics displayed indications of improvement with an increase in tender activity (the process in which E&P companies solicit bids from offshore contract drillers for the provision of drilling units, crews and related services which typically concludes with a contract award to the winning bidder) as well as a tightening supply, leading to increased utilization across all asset classes and increased dayrates. From January 2006 to September 2011, 875 wells were drilled in Brazilian waters, out of which 188 (21.4%) were in ultra-deepwater. The exploration and production of ultra-deepwater blocks is a more complex activity than onshore or shallow water drilling, and consequently, it requires more sophisticated assets. Petrobras has announced plans to seek approximately 90 ultra-deepwater and deepwater units by 2020, from a current fleet of 54 ultra-deepwater and deepwater units. We believe both the short-term and long-term outlook for the Brazilian ultra-deepwater and deepwater market continues to improve.

Planned Investments in the Brazilian Offshore Oil and Gas Market

Although we have previously provided drilling services to various companies, including major oil companies, for the three-month period ended March 31, 2012 and the year ended December 31, 2011, Petrobras represented approximately 93% of our gross revenue. Most of our existing rigs, including our six semi-submersible rigs and six of our nine onshore rigs, are chartered to Petrobras. In addition, we currently have two drillships under construction (Amaralina Star and Laguna Star), which are chartered to Petrobras.

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In 2009, Petrobras announced its detailed four-year investment plan, with an estimate of $174 billion projected in capital expenditures through 2013. The plan included $105 billion for E&P, encompassing a tender for 28 rigs to be delivered by 2017 – a number later increased to 33 rigs The latest Petrobras plan, released in July 2011, projects investments of $225 billion from 2011-2015. Approximately $128 billion (or 57% of the total planned investments) will be allocated to E&P projects, with $118 billion allocated for projects in Brazil. As a result, offshore activity in Brazil is expected to grow significantly in the coming years, with over 1,000 wells anticipated to be drilled by Petrobras by 2015.

Tax Benefits

We benefit from REPETRO and a number of tax treaties in force in the jurisdictions in which we and our subsidiaries are incorporated. See “Risk Factors—Risks Relating to Our Industry—Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and treaties to which we are currently subject may negatively impact us” and “Business—Brazilian Regulatory Framework—REPETRO.”

Recent Developments

For a discussion of major transactions entered into, and other material developments affecting our company, since March 31, 2012, see “Summary—Recent Developments.”

Results of Operations

The following discussion of our results of operations is based on our combined financial statements prepared in accordance with IFRS as adopted by the IASB. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Principal Components of Our Results of Operations

Net Operating Revenue

Our net operating revenue is comprised of revenue from charter and service contracts.

Our charter dayrates are denominated and payable in U.S. dollars. Our dayrates under the services agreements are denominated and payable in Brazilian reais, based on the exchange rate for U.S. dollars determined pursuant to the terms of the services agreements. In our offshore drilling contracts, our charter dayrates typically comprise 90% of our total dayrate and our service dayrates typically comprise the remaining 10% of our total dayrate, except with respect to the Lone Star, in which our charter dayrates comprise 60% of the total dayrate and our service dayrates comprise 40%. Our charter and services agreements may permit increases in the dayrates based on a variety of factors, including inflation, machinery and equipment indexes, oil and gas industry indexes, and exchange rate variations.

Net operating revenue is measured at the fair value of the consideration received or receivable. In addition, net operating revenue is determined on an accrual basis according to the contracted dayrates, the uptime and the number of operating days during the financial period. The dayrates for our drilling rigs are set for the entire term of the charter and services agreements and payments are based on uptime; however, a waiting and moving rate equal to 90% or 95% (depending on the contract) of the applicable dayrate applies for certain periods when a drilling rig is available but not in operation.

As is customary in the offshore drilling market, there is a learning curve period during which the unit is not fully utilized. This learning curve typically requires periods of downtime to make operational corrections and therefore, limits our ability to receive maximum revenue during the first 12 to 24 operating months.

Our net operating revenue from our service agreements is presented net of certain federal and municipal taxes. Importantly, the Programa de Integração Social, or PIS (a federal value-added tax), and Contribuição para o Financiamento da Seguridade Social, or COFINS (a federal value-added tax) are deducted from our gross revenue

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at rates of 1.65% and 7.6%, respectively. In addition, an Imposto sobre Serviços de Qualquer Natureza is assessed on our gross revenue from services at rates ranging from 2% to 5%. Revenue from our charter agreements for our offshore rigs is not subject to any taxes on revenue.

Costs of Services

Our costs of services consist primarily: (1) salaries and payroll expenses of the rig crews and supervisors; (2) depreciation; and (3) materials, maintenance (including repair services) and insurance. The following table sets forth our cost of services for the three-month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009.

	For the three- month period ended March 31,		% Change	For the year ended December 31,			% Change
	2012	2011	2012/ 2011	2011	2010	2009	2011/ 2010	2010/ 2009
	(in millions of $)			(in millions of $)

Payroll, charges and benefits	43.0	29.5	45.8	165.0	81.0	49.8	103.7	62.7
Depreciation	39.2	22.1	77.4	130.1	89.5	48.6	45.4	84.2
Materials	12.5	6.2	101.6	72.8	42.9	18.2	69.7	135.7
Maintenance	6.5	10.9	(40.4)	51.6	40.5	25.0	27.4	62.0
Insurance	2.8	1.6	75.0	11.1	7.0	3.8	58.6	84.2
Other(1)	11.1	8.2	35.4	48.0	16.9	7.9	184.0	113.9

Total cost of services	115.1	78.4	46.8	478.5	277.9	153.3	72.2	81.3

(1)	Comprised mainly of costs for communication, transportation, information technology, taxes, legal advisors, auditors and advisory services.

Salaries and payroll expenses include expenses for the crew that operates a rig, supervisors that directly support the operation of the rig and salaries, charges, benefits and costs related to training. Most of our payroll expenses are payable in reais, matching the currency of payment under our services agreements.

Depreciation costs are based on the costs of our drilling rigs, which are depreciated linearly over their respective useful economic lives. See note 10 to our condensed combined interim financial information for further details on the useful economic lives of our rigs. Drilling equipment is recorded at the lower of its acquisition cost or its market value. Our costs related to materials, maintenance and repair services (payable principally in U.S. dollars) include the costs of drilling equipment and supplies.

When we commence operations of a unit, we typically have higher costs as a percent of our net operating revenue of the unit because we begin incurring full operating expenses. In contrast, our net operating revenue is linked to the contractual efficiency achieved during the learning curve period.

General and Administrative Expenses

Our general and administrative expenses consist of office expenses as well as the remuneration and compensation of directors and administrative employees, legal and auditing fees, rent expense related to office space and other miscellaneous expenses.

Financial costs, net

Our financial costs, net consists of interest on loans and financings, derivatives expenses, financial expenses with related parties, interest and monetary variations and other financial costs, net of financial income, including, interest on cash investments, income on loan receivables and other financial income.

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Taxes

We are organized in Luxembourg and most of our subsidiaries are organized in the British Virgin Islands, the Cayman Islands and Luxembourg, all of which jurisdictions do not charge income taxes. We have subsidiaries organized in the Netherlands, where a tax on our reportable income is imposed, but none of our Netherlands subsidiaries reported taxable income during the first quarter of 2012, or during 2011, 2010 or 2009, and we do not expect to recognize taxable income in the Netherlands during future periods. Certain of our subsidiaries are organized in Brazil and are subject to corporate statutory income tax and social contribution tax at a composite rate of 34%.

Effects of Foreign Exchange Variations on Our Results of Operations

Although our net operating revenues are primarily driven by the expansion of our fleet of drilling rigs, dayrates and the availability of certain of our drilling rigs, our net operating revenue is also affected by fluctuations in the real-U.S. dollar exchange rate to the extent that revenue under our service agreements denominated in reais. In addition, our payroll, charges and benefits expenses as well as certain general and administrative expenses are also affected by fluctuations in the real-U.S. dollar exchange rate to the extent that these expenses are denominated in reais.

The 6.2% depreciation of the average daily selling rate of the real against the U.S. dollar, as reported by the Central Bank, during the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011 resulted in:

•	decreased revenue in U.S. dollars from our service contracts that were in force during both periods; and

•	decreased payroll, charges and benefits expenses in U.S. dollars compared to the corresponding period of 2011.

Conversely, the 4.8% and 13.5% appreciation of the average daily selling rate of the real against the U.S. dollar, as reported by the Central Bank, during 2011 compared to 2010 and during 2010 compared to 2009, respectively, resulted in:

•	increased revenue in U.S. dollars from our service contracts that were in force during both periods; and

•	increased payroll, charges and benefits expenses in U.S. dollars compared to 2009.

Revenue denominated in reais generated under our service agreements tends to provide a natural hedge against a portion of our payroll, charges and benefits expenses and general and administrative expenses denominated in reais, but they do not fully match them. We do not enter into hedging arrangements with respect to our exposure to the residual foreign exchange rate risk, as we do not believe that this risk to our business is material. See “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk.”

EBITDA

EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.

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The following table sets forth a reconciliation of our EBITDA to net income (loss) for each of the periods and years presented:

	For the three-month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
Other Financial Information:	(in millions of $)

Net income (loss) for the period/year	24.4	4.5	(24.7)	(43.5)	(40.8)
(+) Financial costs, net	26.9	7.7	118.5	76.3	32.0
(+) Taxes	(0.3)	(0.4)	5.1	(1.5)	(0.9)
(+) Depreciation	39.5	22.4	131.3	90.6	49.5

EBITDA(1)(2)	90.5	34.2	230.3	122.0	39.7

EBITDA margin (%)(3)	51.7%	32.5%	37.3%	33.7%	23.0%

(1)	EBITDA was adversely impacted by provisions related to penalties due to late delivery of rigs of $8.5 million for the three- month period ended March 31, 2011 and $10.8 million, $35.0 million and $17.3 million for the years ended December 2011, 2010 and 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operation—Year Ended December 31, 2011 Compared with Year Ended December 31, 2010—Other Operating Expenses, Net” and “—Year Ended December 31, 2010 Compared with Year Ended December 31, 2009—Other Operating Expenses, Net.”
(2)	EBITDA is a non-GAAP measure prepared by us. EBITDA consists of: net income, plus financial costs, net, taxes and depreciation. EBITDA is not a measure defined under IFRS, should not be considered in isolation, does not represent cash flow for the periods indicated and should not be regarded as an alternative to cash flow or net income, or as an indicator of operational performance or liquidity. EBITDA does not have a standardized meaning, and different companies may use different EBITDA definitions. Therefore our definition of EBITDA may not be comparable to the definitions used by other companies. We use EBITDA to analyze our operational and financial performance, as well as a basis for administrative decisions. The use of EBITDA as an indicator of our profitability has limitations because it does not account for certain costs in connection with our business, such as financial costs, net, taxes, depreciation, capital expenses and other related expenses.
(3)	EBITDA margin is a non-GAAP measure prepared by us. EBITDA margin is calculated by dividing EBITDA by net operating revenue for the applicable period.

Three-Month Period Ended March 31, 2012 Compared with Three-Month Period Ended March 31, 2011

The following table sets forth condensed combined interim financial information for the three-month periods ended March 31, 2012 and 2011.

	For the three-month period ended March 31,		% Change
	2012	2011
	(in millions of $)

Net operating revenue	175.1	105.1	66.6
Costs of services	(115.1)	(78.4)	46.8
Gross profit	60.1	26.6	125.9
General and administrative expenses	(9.8)	(6.7)	46.3
Other operating expenses, net	(0.2)	(8.7)	(97.7)
Operating profit	50.1	11.2	347.3
Financial costs, net	(26.9)	(7.7)	249.4
Share of results of joint ventures	1.0	0.6	66.7
Income before taxes	24.2	4.1	490.2
Taxes	0.3	0.4	(25.0)
Net income	24.4	4.5	442.2

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Net Operating Revenue

Net operating revenue increased by $70.0 million, or 66.6%, during the three-month period ended March 31, 2012 compared to the corresponding period in 2011, primarily as a result of:

•	the commencement of operations of our Alpha Star rig in July 2011, contributing $38.4 million to net operating revenue during the three-month period ended March 31, 2012;

•

the $18.8 million increase in the contribution to net operating revenue of our Atlantic Star rig due to (1) the increased dayrate for this unit beginning in July 2011 as a result of a renegotiated contract, and (2) the increased availability of this unit during the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011. During the three-month period ended March 31, 2011, our Atlantic Star rig was unavailable for 42 days while undergoing an upgrade;

•	the commencement of operations of our Lone Star rig in April 2011, which contributed $13.5 million to net operating revenue during the three-month period ended March 31, 2012; and

•

the commencement of operations of our QG-V, QG-VIII and QG-IX rigs in April 2011, contributing an aggregate amount of $7.9 million to our net operating revenue during the three-month period ended March 31, 2012.

The effect of these factors was partially offset by downtime of our Lone Star and Gold Star rigs in connection with the learning curve (in the case of Lone Star) and an equipment failure (in the case of Gold Star) during the three-month period ended March 31, 2012.

Costs of Services

Costs of services increased by $36.7 million, or 46.8%, during the three-month period ended March 31, 2012 compared to the corresponding period in 2011. The following table sets forth the components of our cost of services for the three-month periods ended March 31, 2012 and 2011.

	For the three-month period ended March 31,		% Change
	2012	2011
	(in millions of $)

Payroll, charges and benefits	43.0	29.5	45.8
Depreciation	39.2	22.1	77.4
Materials	12.5	6.2	101.6
Maintenance	6.5	10.9	(40.4)
Insurance	2.8	1.6	75.0
Other(1)	11.1	8.2	35.4

Total cost of services	115.1	78.4	46.8

(1)	Comprised mainly of costs for communication, transportation, information technology, taxes, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

a 45.8% increase in payroll, charges and benefits costs to $43.0 million during the three-month period ended March 31, 2012 from $29.5 million during the corresponding period in 2011, principally due to (1) payroll, charges and benefits costs incurred for the crews of our Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX rigs, following the commencement of operations of these rigs in the second and third quarters of 2011 and (2) payroll, charges and benefits costs incurred for the crew of Atlantic Star for the three-month period ended March 31, 2012 compared to 59 days in the three-month period ended March 31, 2011 following the completion of the upgrade of this rig in February 2011;

•

a 77.4% increase in depreciation to $39.2 million during the three-month period ended March 31, 2012 from $22.1 million during the corresponding period in 2011, principally due to depreciation incurred following the commencement of operations of our Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX rigs;

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•

a 101.6% increase in materials costs to $12.5 million during the three-month period ended March 31, 2012 from $6.2 million during the corresponding period in 2011, principally due to an increase in our materials requirements as a result of the commencement of operations of our Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX rigs; and

•	a 35.4% increase in other to $11.1 million during the three-month period ended March 31, 2012 from $8.2 million during the corresponding period in 2011, mainly due to the impact of tax provisions.

The effect of these factors was partially offset by a 40.4% decline in maintenance costs to $6.5 million during the three-month period ended March 31, 2012 from $10.9 million during the corresponding period in 2011, principally due to our incurrence of mobilization costs related to our Lone Star rig in the first quarter of 2011.

As a result, our gross profit increased by $33.5 million, or 125.9%, during the three-month period ended March 31, 2012 compared to the corresponding period in 2011. Gross margin (gross profit as a percentage of net operating revenue) increased to 34.3% during the three-month period ended March 31, 2012 from 25.3% during the corresponding period in 2011.

General and Administrative Expenses

General and administrative expenses increased by $3.1 million, or 46.3%, during the three-month period ended March 31, 2012 compared to the corresponding period in 2011, primarily as a result of (1) a 27.5% increase in payroll, charges and benefits expenses to $5.1 million during the three-month period ended March 31, 2012 from $4.0 million during the corresponding period in 2011, principally due to an increase in our administrative headcount to support the expansion of our operations, and expenses related to our corporate reorganization and enhanced corporate governance, and (2) an 83.3% increase in other expenses to $4.4 million during the three-month period ended March 31, 2012 from $2.4 million during the corresponding period in 2011, principally due to an increase in expenses for consultants, legal and financial advisers and auditors in connection with our preparation for this offering. General and administrative expenses as a percentage of net operating revenue decreased to 5.6% during the three-month period ended March 31, 2012 from 6.4% during the corresponding period in 2011.

Other Operating Income (Expenses), Net

Other operating expenses, net, were $0.2 million during the three-month period ended March 31, 2012 compared to other operating expenses, net, of $8.7 million during the corresponding period in 2011, primarily as a result of contractual penalties for delays in our deliveries of our Lone Star, Amaralina Star and Laguna Star rigs in the aggregate amount of $8.5 million during the three-month period ended March 31, 2011. We did not incur any similar penalties during the three-month period ended March 31, 2012.

Operating Profit

As a result of the foregoing, our operating profit increased by 347.3% to $50.1 million during the three-month period ended March 31, 2012 compared to $11.2 million for the corresponding period in 2011. As a percentage of net operating revenue, our operating profit increased to 28.6% during the three-month period ended March 31, 2012 from 10.7% in the corresponding period in 2011.

Financial Costs, Net

Financial costs, net, increased by $19.2 million, or 249.4%, during the three-month period ended March 31, 2012 compared to the corresponding period in 2011, as a result of a 226.7% increase in financial costs to $28.1 million in the three-month period ended March 31, 2012 from $8.6 million during the corresponding period in 2011 and a 22.2% increase in financial income to $1.1 million in the three-month period ended March 31, 2012 from $0.9 million during the corresponding period in 2011.

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Financial Income

Financial income increased to $1.1 million during the three-month period ended March 31, 2012 from $0.9 million during the corresponding period in 2011.

Financial Costs

Financial costs increased by 226.7% to $28.1 million during the three-month period ended March 31, 2012 from $8.6 million during the corresponding period in 2011, principally due to a 444.4% increase in financial charges on loans and financings to $19.6 million during the three-month period ended March 31, 2012 from $3.6 million during the corresponding period in 2011, primarily as a result of (a) our recognition during the three-month period ended March 31, 2012 of $14.9 million of interest expense related to our financing of our Alpha Star and Lone Star rigs and for other projects that we had capitalized prior to our commencement of operation of these units and (b) derivative expenses of $5.2 million incurred during the three-month period ended March 31, 2012 compared to no derivative expenses during the corresponding period of 2011. Interest expense for the three-month period ended March 31, 2012 as a percentage of total indebtedness as of March 31, 2012 was 0.8%.

Share of Results of Joint Ventures

Share of results of joint ventures increased by $0.4 million, or 66.7%, during the three-month period ended March 31, 2012 compared to the corresponding period in 2011.

Taxes

Our deferred tax was $0.3 million during the three-month period ended March 31, 2012 compared to a deferred tax of $0.4 million during the corresponding period in 2011.

Net Income for the Period

Net income increased to $24.4 million, or 13.9% of net operating revenue, during the three-month period ended March 31, 2012 from $4.5 million, or 4.3% of net operating revenue, during the corresponding period in 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following table sets forth combined financial information for the years ended December 31, 2011 and 2010.

	For the year ended December 31,		% Change
	2011	2010
	(in millions of $)

Net operating revenue	617.5	362.1	70.5
Costs of services	(478.5)	(277.9)	72.2

Gross profit	139.0	84.2	65.1
General and administrative expenses	(29.8)	(24.7)	20.6
Other operating expenses, net	(11.3)	(34.3)	(67.1)

Operating profit	97.9	25.2	288.5
Financial costs, net	(118.5)	(76.3)	55.3
Share of results of joint ventures	1.0	6.2	(83.9)

Loss before taxes	(19.5)	(44.9)	(56.6)
Taxes	(5.1)	1.5	(440.0)

Loss for the year	(24.7)	(43.5)	(43.2)

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Net Operating Revenue

Net operating revenue increased by $255.4 million, or 70.5%, during 2011, primarily as a result of:

•	the commencement of operations of our Alpha Star rig in July 2011, contributing $87.0 million to net operating revenue during 2011;

•	the commencement of operations of our Lone Star rig in April 2011, contributing $53.0 million to net operating revenue during 2011;

•	the commencement of operations of our QG-V, QG-VIII and QG-IX rigs in April 2011, contributing an aggregate amount of $33.0 million to net operating revenue during 2011;

•

the $29.9 million increase in the contribution to net operating revenue of Atlantic Star due to (1) the increased dayrate for this unit effective in July 2011 as a result of a renegotiated contract, and (2) the increased availability of this unit in 2011. During 2010, Atlantic Star was unavailable for 183 days while undergoing an upgrade, while it was unavailable due to this upgrade for only 42 days in 2011; and

•

the $29.1 million increase in the contribution to net operating revenue of Alaskan Star due to the increased availability of this unit in 2011. During 2010, Alaskan Star was unavailable for 155 days while undergoing an upgrade, which was completed in December 2010.

Costs of Services

Costs of services increased by $200.6 million, or 72.2%, during 2011. The following table sets forth the components of our cost of services for the years ended December 31, 2011 and 2010.

	For the year ended December 31,		% Change
	2011	2010
	(in millions of $)

Payroll, charges and benefits	165.0	81.0	103.7
Depreciation	130.1	89.5	45.4
Materials	72.8	42.9	69.7
Maintenance	51.6	40.5	27.4
Insurance	11.1	7.0	58.6
Other(1)	48.0	16.9	184.0

Total cost of services	478.5	277.9	72.2

(1)	Comprised mainly of costs for communication, transportation, information technology, of income taxes, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

a 103.7% increase in payroll, charges and benefits costs to $165.0 million during 2011 from $81.0 million during 2010, principally due to our recognition in 2011 of personnel costs related to the crews of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX in 2011, following the commencement of operations of these rigs;

•

a 45.4% increase in depreciation costs to $130.1 million during 2011 from $89.5 million during 2010, principally due to additional depreciation incurred following the commencement of operations of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX;

•

a 184.0% increase in other expenses to $48.0 million in 2011 from $16.9 million in 2010 mainly due to tax provisions and other taxes in connection with the commencement of operations of onshore rigs; and

•

a 69.7% increase in materials costs to $72.8 million during 2011 from $42.9 million during 2010, principally due to an increase in our materials requirements as a result of the commencement of operations of Alpha Star, Lone Star, QG-V, QG-VIII and QG-IX.

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As a result, gross profit increased by $54.8 million, or 65.1%, during 2011. Gross margin (gross profit as a percentage of net operating revenue) declined slightly to 22.5% during 2011 from 23.3% during 2010 due to the learning curve of our operations, and the associated effect of the learning curve for Alpha Star on our margins.

General and Administrative Expenses

General and administrative expenses increased by $5.1 million, or 20.6%, during 2011, primarily as a result of a 38.5% increase in payroll, charges and benefits expenses to $18.0 million during 2011 from $13.0 million during 2010, principally due to an increase in headcount resulting from the expansion of our operations, other expenses related to our corporate reorganization and the improvement of our corporate governance due to new requirements deriving from the terms of our private placement and our project financings. General and administrative expenses as a percentage of net operating revenue declined to 4.8% during 2011 from 6.8% during 2010.

Other Operating Expenses, Net

Other operating expenses, net, declined by $23.2 million, or 67.1%, during 2011, primarily as a result of a 69.1% decline in penalties to $10.8 million during 2011 from $35.0 million during 2010. The 2011 penalties included contractual penalties for delays in the delivery of Lone Star, Amaralina Star and Laguna Star. The 2010 penalties included contractual penalties for delays in the delivery of Olinda Star, Lone Star and Gold Star.

Operating Profit

As a result of the foregoing, our operating profit increased by 288.5% to $97.9 million during 2011 from $25.2 million in 2010. As a percentage of net operating revenue, operating profit increased to 15.9% in 2011 from 7.0% in 2010.

Financial Costs, Net

Financial costs, net, increased by $42.2 million, or 55.3%, during 2011, as a result of a 52.6% increase in financial costs to $121.9 million in 2011 from $79.9 million in 2010 and a 5.6% decrease in financial income to $3.4 million in 2011 from $3.6 million in 2010.

Financial Income

Financial income declined to $3.4 million during 2011 from $3.6 million during 2010, primarily as a result of a 66.7% decrease in non-cash gains from exchange rate variations to $0.5 million during 2011 from $1.5 million during 2010, the effects of which were partially offset by an increase in financial income from related parties to $0.6 million during 2011 from $0.2 million during 2010.

Financial Costs

Financial costs increased by 52.6% to $121.9 million during 2011 from $79.9 million during 2010, principally due to (1) a 131.7% increase in financial charges on loans and financings to $60.0 million during 2011 from $25.9 million during 2010, primarily as a result of (a) our recognition in 2011 of interest expenses related to the financing of Alpha Star and Lone Star in 2011, which we had capitalized prior to the commencement of operation of these units and (b) our recognition of interest expense related to the financing of Gold Star for the full year in 2011 compared to 11 months during 2010, which we had capitalized during the remaining one month of 2010, and (2) a 154.0% increase in financial expenses from related parties to $16.0 million during 2011 from $6.3 million during 2010, primarily as a result of our paying fees to QG S.A. as consideration for its guarantee of certain of our debt obligations for the full year 2011 compared to six months of 2010. See “Certain Relationships and Related Party Transactions.” Interest expense as a percentage of total indebtedness outstanding as of the end of the year increased to 2.5% during 2011 from 1.3% during 2010.

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Share of Results of Joint Ventures

Share of results of joint ventures declined by $5.2 million, or 83.9%, during 2011 as a result of the effects of the upgrade of FPSO Capixaba (and the reduced uptime during the upgrade) and of the financing of this upgrade in 2010, which resulted in Capixaba Venture recognizing increased depreciation costs and financial charges. In addition, the renegotiation of the existing FPSO Capixaba contract led to an extended contract term and a slightly lower dayrate beginning in June 2010.

Taxes

Our tax expense was $5.1 million during 2011 compared to a deferred tax of $1.5 million during 2010 due to the higher taxable income of QGOG in 2011.

Loss for the Year

Loss declined to $24.7 million, or 4.0% of net operating revenue, during 2011 from $43.5 million, or 12.0% of net operating revenue, during 2010.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following table sets forth combined financial information for the years ended December 31, 2010 and 2009.

	For the year ended December 31,		% Change
	2010	2009
	(in millions of $)

Net operating revenue	$362.1	$172.5	109.9
Cost of services	(277.9)	(153.3)	81.3

Gross profit	84.2	19.2	338.5
General and administrative expenses	(24.7)	(20.0)	23.5
Other operating expenses, net	(34.3)	(15.9)	115.7

Operating profit (loss)	25.2	(16.6)	n.m.
Financial costs, net	(76.3)	(32.0)	138.4
Share of results of joint ventures	6.2	6.8	(8.8)

Loss before taxes	(44.9)	(41.8)	7.4
Taxes	1.5	0.9	66.7

Loss for the year	$(43.5)	$(40.8)	6.6

n.m.: not meaningful.

Net Operating Revenue

Net operating revenue increased by $189.6 million, or 109.9%, during 2010, primarily as a result of:

•	the commencement of operations of Gold Star in February 2010, contributing $89.6 million to net operating revenue during 2010;

•

the commencement of operations of Olinda Star in August 2009, contributing $85.0 million to net operating revenue during 2010 compared to $27.0 million during the five months that Olinda Star was operational in 2009; and

•

the $32.2 million increase in net operating revenue of Alaskan Star due to the increased dayrate for this unit beginning in December 2009, the effects of which were partially offset by this unit being unavailable during its upgrade for 155 days during 2010.

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Costs of Services

Costs of services increased by $124.6 million, or 81.3%, during 2010. The following table sets forth the components of our cost of services for the years ended December 31, 2010 and 2009.

	For the year ended December 31,		% Change
	2010	2009
	(in millions of $)

Payroll, charges and benefits	81.0	49.8	62.7
Depreciation	89.5	48.6	84.2
Materials	42.9	18.2	135.7
Maintenance	40.5	25.0	62.0
Insurance	7.0	3.8	84.2
Other(1)	16.9	7.9	113.9

Total cost of services	277.9	153.3	81.3

(1)	Comprised mainly of costs for communication, transportation, information technology, legal advisors, auditors and advisory services.

Our costs of services increased primarily as a result of:

•

a 84.2% increase in depreciation to $89.5 million during 2010 from $48.6 million during 2009, principally due to depreciation incurred following the commencement of operations of Gold Star and the effect of a full year of operations of Olinda Star in 2010;

•

a 62.7% increase in payroll, charges and benefits costs to $81.0 million during 2010 from $49.8 million during 2009, principally due to our recognition in 2010 of personnel costs related to the crew of Gold Star that commenced operating in February 2010 and an increase in headcount as a result of our expansion of the base in Macaé (which we have since closed), in the State of Rio de Janeiro to support our growing fleet of offshore rigs;

•

a 135.7% increase in materials costs to $42.9 million during 2010 from $18.2 million during 2009, principally due to costs related to materials necessary for commencement of operations of Gold Star and the expansion of our base in Macaé; and

•	a 62.0% increase in maintenance costs to $40.5 million during 2010 from $25.0 million during 2009, principally due to the commencement of operations of Gold Star and mobilization expenses.

As a result, gross profit increased by $65.0 million, or 338.5%, during 2010. Gross margin increased to 23.3% during 2010 from 11.1% during 2009.

General and Administrative Expenses

General and administrative expenses increased by $4.7 million, or 23.5%, during 2010, primarily as a result of (1) a 42.7% increase in communication, transportation, information technology and consulting services to $10.7 million during 2010 from $7.5 million during 2009, and (2) a 13.0% increase in payroll, charges and benefits expenses to $13.0 million during 2010 from $11.5 million during 2009, principally due to an increase in headcount at our headquarters resulting from personnel, required to support our addition at operating rigs. General and administrative expenses as a percentage of net operating revenue declined to 6.8% during 2010 from 11.6% during 2009.

Other Operating Expenses, Net

Other operating expenses, net, increased by $18.4 million, or 115.7%, during 2010, principally as a result of a 102.3% increase in penalties to $35.0 million in 2010 from $17.3 million during 2009, primarily due to the

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imposition of penalties in 2010 under charter agreements as a result of delays in the delivery of Olinda Star, Lone Star and Gold Star compared to the imposition of penalties in 2009 under charter agreements as a result of delays in the delivery of Olinda Star and Gold Star.

At the time we acquired the charter and service agreements for the Amaralina Star and Laguna Star, we anticipated that we would deliver and commence operation of these drillships after their contracted delivery dates. In the case of Gold Star, there was no delay in the delivery from the shipyard, but in connection with an agreement related to the late delivery of Lone Star, there was a swap of penalties resulting in penalties for Gold Star.

Operating Profit (Loss)

As a result of the foregoing, our operating profit was $25.2 million during 2010 compared to an operating loss of $16.6 million in 2009. As a percentage of net operating revenue, operating profit was 7.0% in 2010 compared to operating loss of 9.6% in 2009.

Financial Costs, Net

Financial costs, net, increased by $44.3 million, or 138.4%, during 2010 as a result of a 130.9% increase in financial expenses, the effects of which were partially offset by a 38.5% increase in financial income.

Financial Income

Financial income increased by 38.5% to $3.6 million during 2010 from $2.6 million during 2009, primarily as a result of a 114.3% increase in non-cash gains from exchange rate variations to $1.5 million during 2010 from $0.7 million during 2009.

Financial Costs

Financial costs increased by 130.9% to $79.9 million during 2010 from $34.6 million during 2009, principally due to (1) a $40.0 million increase in non-cash derivatives expenses to $41.2 million during 2010 from $1.2 million during 2009, primarily as a result of (a) the increase in the nominal amount of our derivatives, which we use to hedge our exposure to floating interest rates under many of our debt obligations, in connection with the incurrence of indebtedness under our financing arrangements for our drilling rigs and (b) the mark-to-market effects of our debt obligations of $11.9 million and (2) $6.3 million of financial expenses from related parties recorded during 2010, primarily as a result of our agreement in July 2010 to pay fees to QG S.A. as consideration for its guarantee of certain of our debt obligations. The effects of these factors was partially offset by our recording a $0.3 million gain from exchange rate variations in 2010 compared to a $6.7 million loss from exchange rate variations in 2009 related to the effects of the depreciation of the real on the reimbursement in reais of certain expenses incurred by QGOG during the period between the date of incurrence of these expenses and the date of their reimbursement. Interest expense as a percentage of total indebtedness outstanding as of the end of the year decreased to 1.3% during 2010 from 1.4% during 2009.

Share of Results of Joint Ventures

Share of results of joint ventures declined by $0.6 million, or 8.8%, during 2010, as a result of the 33.1% decline in the net income recorded by SBM Espirito do Mar during 2010, the effects of which were partially offset by an increase in the share of results of Capixaba Venture to $1.7 million during 2010 from $0.1 million during 2009. The 9.1% decline in net income recorded by SBM Espirito do Mar was primarily due to the renegotiation of the existing FPSO Capixaba contract, which led to an extended contract term and a slightly lower dayrate beginning in June 2010.

Taxes

Our deferred tax was $1.5 million during 2010 compared to $0.9 million during 2009.

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Loss for the Year

Loss increased by 6.6% to $43.5 million, or 12.0% of net operating revenue, during 2010 from $40.8 million, or 23.7% of net operating revenue, during 2009.

Liquidity and Capital Resources

We operate in a capital intensive industry. Our principal cash requirements consist of the following:

•	capital expenditures related to investments in operations, construction of new offshore rigs, and maintenance and upgrades of our existing drilling rigs;

•	servicing our indebtedness;

•	equity contributions to joint ventures; and

•	working capital requirements.

Our principal sources of liquidity consist of the following:

•	cash flows from operating activities;

•	short-term and long-term loans and financings; and

•	capital contributions and shareholder contributions.

During the three-month period ended March 31, 2012 and the year ended December 31, 2011, we used our cash flow generated by operations primarily for investing activities, to service our outstanding debt obligations and for working capital requirements. As of March 31, 2012, our combined cash and cash equivalents amounted to $148.6 million. As of March 31, 2012, we had a negative working capital of $1,191.7 million, which we will fund primarily through amounts drawn under a $943.9 million secured long-term credit facility that we entered into on March 27, 2012. We borrowed $203.4 million of this facility on May 31, 2012. The negative working capital as of March 31, 2012 is in large part related to accrued liabilities based on actual costs incurred in the construction of the equipment by the shipyard (and due only upon delivery of the unit) in the amount of $791.6 million related to the construction of our Amaralina Star and Laguna Star drillships. The impact of the accrued liabilities related to the construction of these drillships is reflected in cash flows from investing activities during the three-month period ended March 31, 2012.

As the indirect parent company of our operating subsidiaries, we are not a direct party to any charter agreements and are therefore dependent on receiving dividends from our subsidiaries. Distribution of surplus cash held in our subsidiaries that own our drilling rigs and are borrowers under the financing agreements related thereto may be restricted under such financing agreements. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

We believe, based on our current business plan, that the net proceeds of this offering, our cash and cash equivalents on hand, our cash generated by operations and available under our existing credit facilities will be adequate to meet all of our capital expenditure requirements and liquidity needs in the near term. We may require additional capital to meet our longer term liquidity and future growth requirements.

Committed Financing

On March 27, 2012, Amaralina Star Ltd. and Laguna Star Ltd., each our indirect subsidiary, entered into a syndicated, secured credit facility with various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, and HSBC Bank USA, National Association, as administrative agent and collateral agent. The proceeds of this facility will be used to finance the

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construction and operation of the Amaralina Star and Laguna Star drillships with expected delivery dates of October 2012 and December 2012, respectively. This facility is amortizing, bears interest at six-month LIBOR plus 2.75% per annum during construction of the drillships (except for the Norwegian Government tranche which bears interest at six-month LIBOR plus 3.00% per annum) and one-month LIBOR plus 2.75% per annum during operation of the drillships. Each tranche matures six years and one month after commencement of operations of the respective drillship. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 2.620% with respect to the tranche used to finance Amaralina Star and 2.705% with respect to the tranche used to finance Laguna Star, in each case, over the life of the respective loan.

This facility is secured by, among other collateral, mortgages of the Amaralina Star and Laguna Star drillships, pledges on the shares of Amaralina Star Ltd. and Laguna Star Ltd. and certain of their affiliates party to in the charter of Amaralina Star and Laguna Star drillships, and other collateral customary in project financings.

We borrowed $203.4 million of this facility on May 31, 2012. Upon completion of construction of Amaralina Star and Laguna Star, we will use the remaining net proceeds of the facility to pay construction costs.

Cash Flows

The following table sets forth our cash flows for the periods presented.

	For the three-month period ended March 31,		For the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)
Cash flows provided used in operating activities:
Net income (loss) for the period	24.4	4.5	(24.7)	(43.5)	(40.8)
Adjustments to reconcile net income (loss) to net cash used in operating activities	65.1	37.6	264.4	193.6	89.8

Net income after adjustments to reconcile net income (loss) to net cash used in operating activities	89.5	42.1	239.7	150.1	49.0
Increase in working capital related to operating activities	(11.4)	(56.7)	(121.8)	(70.7)	(58.3)

Cash flows provided by (used in) operating activities	78.1	(14.6)	117.9	79.4	(9.3)
Cash flows used in investing activities	(41.5)	(188.1)	(277.8)	(799.9)	(391.2)
Cash flows provided by (used in) financing activities	(76.6)	167.8	262.4	739.3	367.7

Increase (decrease) in cash and cash equivalents	(40.0)	(34.8)	102.4	18.8	(32.7)

Cash Flows Provided by (Used In) Operating Activities

During the three-month period ended March 31, 2012, operating activities provided net cash of $78.1 million and during the three-month period ended March 31, 2011, operating activities used net cash of $14.6 million. During the years ended December 31, 2011 and 2010, operating activities provided net cash of $117.9 million and $79.4 million, respectively, and during the year ended December 31, 2009, operating activities used net cash of $9.3 million.

Net cash provided by operating activities increased by $92.7 million during the three-month period ended March 31, 2012 compared to the corresponding period in 2011. During the three-month period ended March 31, 2012, our cash generated from net income after adjustments to reconcile net income to net cash used in operating activities was $89.5 million, an increase of $47.4 million compared to the corresponding period in 2011, mainly due to commencement of operations of our Alpha Star, Lone Star, QG-V, QG-VIII and QG- IX rigs, and the increased dayrate for Atlantic Star beginning in July 2011. During the three-month period ended March 31, 2012, the increase in our working capital was $11.4 million, a decline of $45.3 million compared to the increase in our working capital in the corresponding period in 2011, primarily (1) as a result of a $11.5 million increase in short-term investments as of March 31, 2012 compared to a $39.0 million increase in these investments during the corresponding period in 2011, and (2) due to a $9.7 million decrease in restricted cash during the three-month period ended March 31, 2012 compared to a $2.3 million decrease in restricted cash during the corresponding period in 2011.

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Net cash provided by operating activities increased by $38.5 million during the year ended December 31, 2011 compared to the year ended December 31, 2010. In the year ended December 31, 2011, our cash generated from net loss after adjustments to reconcile net loss to net cash used in operating activities was $239.7 million, an increase of $89.6 million compared to the year ended December 31, 2010, mainly due to commencement of operations of the Alpha Star, Lone Star, QG-V, QG-VIII and QG- IX, the increased dayrate for Atlantic Star beginning in July 2011 and the increased availability of Atlantic Star in 2011. This increase in net cash provided by operating activities was partially offset by an increase in working capital of $121.8 million in the year ended December 31, 2011 compared to an increase in working capital of $70.7 million, primarily as a result of a $131.8 million increase in short-term investments during 2011 compared to a $27.6 million decrease in these investments during 2010.

Our net cash provided by operating activities was $79.4 million during the year ended December 31, 2010, and in the year ended December 31, 2009 operating activities used net cash of $9.3 million. In 2010, our cash generated from net loss after adjustments to reconcile net loss to net cash used in operating activities was $150.1 million, an increase of $101.1 million compared to 2009, mainly due to commencement of operations of Gold Star and Olinda Star, and due to the increased dayrate for Alaskan Star effective in December 2009. This increase in net cash provided by operating activities was partially offset by the $70.7 million increase in working capital in the year ended December 31, 2010 compared to an increase in working capital of $58.3 million in the year ended December 31, 2009, primarily as a result of (1) a $29.6 million increase in restricted cash as of December 31, 2010 and (2) a $49.9 million increase of trade and other receivables during the year ended December 31, 2010 primarily due to reimbursements charged to Petrobras in 2010 and received in 2011, compared to a $30.7 million increase in trade and other receivables during 2009.

Cash Flows Used in Investing Activities

Investing activities used net cash of $41.5 million during the three-month period ended March 31, 2012, $188.1 million during the three-month period ended March 31, 2011, $277.8 million during the year ended December 31, 2011, $799.9 million during the year ended December 31, 2010 and $391.2 million during the year ended December 31, 2009.

During the three-month period ended March 31, 2012, investing activities for which we used cash, primarily consisted of (1) loans to related parties of $22.4 million, principally for to our portion of milestone payments relating to the construction of FPSO Cidade de Ilhabela and (2) capital expenditures of $19.5 million in property, plant and equipment, including $18.3 million related to the construction of the Amaralina Star and Laguna Star rigs.

During the three-month period ended March 31, 2011, investing activities for which we used cash primarily consisted of (1) capital expenditures of $147.7 million in property, plant and equipment, including $77.6 million related to our Alpha Star rig, $22.3 million related to our Lone Star rig, and $20.0 million related to our Atlantic Star rig and (2) loans to related parties of $40.4 million, principally for our portion of milestone payments relating to the construction of FPSO Cidade de Paraty.

During the year ended December 31, 2011, investing activities for which we used cash primarily consisted of (1) capital expenditures of $230.2 million in property, plant and equipment, including $119.3 million related to Alpha Star, $23.6 million related to Atlantic Star, $22.7 million related to Amaralina Star and Laguna Star, and $19.6 million related to Lone Star and (2) loans to related parties of $48.3 million, principally due to $31.0 million in milestone payments relating to the construction of FPSO Cidade de Paraty and FPSO Cidade de Ilhabela and $17.3 million related to loans made to Delba to finance its portion of disbursements for the construction of Amaralina Star and Laguna Star.

During the year ended December 31, 2010, investing activities for which we used cash primarily consisted of (1) capital expenditures of $485.1 million in property, plant and equipment, including $249.6 million related to Alpha Star, $67.0 million related to Alaskan Star and $82.3 million related to Lone Star, (2) advances to suppliers of $212.6 million, primarily consisting of advances to the shipyard that was constructing Amaralina Star and Laguna Star, and (3) proceeds to related parties, primarily consisting of $95.7 million in loans to Delba to finance its portion of disbursements for the construction of Amaralina Star and Laguna Star.

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During the year ended December 31, 2009, investing activities for which we used cash primarily consisted of capital expenditures of $394.3 million in property, plant and equipment, including $165.3 million related to Alpha Star, $107.7 million related to Gold Star, $68.4 million related to Olinda Star and $61.6 million related to Lone Star.

Cash Flows Used in Financing Activities

Financing activities used net cash of $76.6 million during the three-month period ended March 31, 2012, and provided net cash of $167.8 million during the three-month period ended March 31, 2011, $262.4 million during the year ended December 31, 2011, $739.3 million during the year ended December 31, 2010, and $367.7 million during the year ended December 31, 2009.

During the three-month period ended March 31, 2012, we used cash (1) to make scheduled amortization payments under our loans and financings in an aggregate amount of $57.2 million, (2) to make scheduled interest payments under our loans and financings in an aggregate amount of $8.3 million and (3) to make cash payments of $11.1 million in respect of interest rate swap agreements.

During the three-month period ended March 31, 2011, our principal sources of borrowed funds consisted of proceeds of $150.0 million under a bridge loan we entered into to finance the construction of our Alpha Star rig and $80.0 million under a bridge loan to Constellation primarily for new projects. During the three-month period ended March 31, 2011, we used cash (1) to make scheduled amortization payments under our loans and financings in an aggregate amount of $40.9 million, (2) to make scheduled interest payments under our loans and financings in an aggregate amount of $12.9 million, and (3) to make payments of $8.4 million in respect of interest rate swap agreements.

During the year ended December 31, 2011, our principal sources of borrowed funds consisted of proceeds of $685.2 million, net of transaction costs, from our issuance of 5.25% Senior Secured Notes due 2018 and $575.0 million disbursed under our Alpha Star project loan facility. During the year ended December 31, 2011, we used cash to prepay all amounts outstanding under our Atlantic Star and Alaskan Star project loan facilities, a bridge loan to finance the construction of Alpha Star, a term loan credit agreement and a revolving credit agreement, as well as to make scheduled amortization payments under our other credit agreements. Interest and derivatives paid totaled $130.3 million. Amaralina Star Ltd. and Laguna Star Ltd. also received loans in the year ended December 31, 2011 from related parties of $17.3 million due to contributions received from Delba to finance its portion of the construction of Amaralina Star and Laguna Star. See “Certain Relationships and Related Party Transactions.”

During the year ended December 31, 2010, we received cash as a result of a capital increase by Constellation in which CIPEF Constellation Coinvestment Fund L.P. and CIPEF V Constellation Holding L.P. purchased 5,081,050 and 5,788,859 common shares of Constellation, respectively, for an aggregate purchase price of $420.7 million, net of $9.3 million of expenses directly related to this capital increase. During the year ended December 31, 2010, our principal sources of borrowed funds consisted of $260.0 million disbursed under our Alpha Star project loan facility and $133.0 million disbursed under our Atlantic Star project loan facility. During the year ended December 31, 2010, we used cash to make scheduled amortization payments under our credit agreements. Interest and derivatives paid totaled $89.2 million. Amaralina Star Ltd. and Laguna Star Ltd. also received loans in 2010 from related parties of $95.7 million due to contributions received from Delba to finance its portion of the construction of Amaralina Star and Laguna Star. See “Certain Relationships and Related Party Transactions.”

During the year ended December 31, 2009, our principal sources of borrowed funds consisted of $160.6 million under the Alaskan Star project loan facility and $127.8 million disbursed under our Lone Star and Gold Star project loan facilities, $87.0 million disbursed under our Atlantic Star project loan facility and $107.5 million disbursed under a bridge loan. During the year ended December 31, 2009, we used cash to refinance all amounts outstanding under our Atlantic Star facility, as well as to make scheduled amortization payments under our other credit agreements. Interest and derivatives paid totaled $35.1 million.

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Capital Expenditures

We have incurred capital expenditures in the last three years in order to construct, upgrade and maintain our rigs. For the three-month periods ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009, we recorded capital expenditures of $90.6 million, $129.4 million, $910.0 million, $608.8 million and $618.9 million, respectively, in connection with the construction and upgrading of our rigs.

Except for our budgeted capital expenditures in the FPSO Cidade de Ilhabela and our portion of the capital expenditures for the Sete Brasil rigs, our existing projects are fully funded. We expect to finance our future capital expenditures for new projects through either project financing or issuances of debt or equity in the capital markets. The table below sets forth our expected capital expenditures for existing and future projects through 2015.

	2012	2013	2014	2015	Total
	(in millions of $)
Existing Projects	1,202	310	140	173	1,824
New Projects	222	617	1,119	1,380	3,338

Total (1)	1,425	927	1,258	1,553	5,162

(1)	Includes pro rata portion of budgeted capital expenditures of $1,838 million for projects in which we have or expect to have a minority participation and in which we currently have a minority participation, including our participation in FPSOs under construction and in three ultra-deepwater rigs in strategic partnership with Sete Brasil. We expect to finance approximately 75% to 85% of this amount with debt. See “Business—Our Fleet and Investments—FPSOs.” Our budgeted capital expenditures also include $1,100.0 million in connection with the letter of intent signed with DSME for two ultra-deepwater drillships. See “Summary—Recent Developments—DSME Letter of Intent.”

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011:

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of $)

Loans and financings (1)	$806.0	$1,185.7	$562.9	$178.4	$2,732.9
Derivatives (2)	45.6	94.7	5.4	(1.7)	144.1
Equity contributions to joint ventures (3)	80.3	4.0	—	—	84.3
Purchase obligations (4)	947.8	—	—	—	947.8

Total contractual obligations	$1,851.4	$1,364.0	$568.3	$176.7	$3,909.2

(1)	Consists of estimated future amortization payments amounts plus interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Derivative instruments related to our loans and financings.
(3)	Pursuant to the shareholders’ agreements of FPSO Cidade de Ilhabela and FPSO Cidade de Paraty, we will be required to contribute equity. These contractual obligations are based on our 12.75% equity interest in FPSO Cidade de Ilhabela and do not include contractual obligations that would arise in connection with our exercise of our option to increase our equity interest by an additional 12.75% after the final acceptance date. See “Business—Shareholder and Joint Venture Agreements.”
(4)	Consists of purchase obligations for equipment pursuant to binding obligations in connection with our investments in the Amaralina Star and Laguna Star drillships.

QG S.A. (an affiliate of our company) and QGOGPar entered into a shareholders’ agreement on October 6, 2011, pursuant to which QGOGPar agreed to purchase 49% of the common shares and 100% of the preferred shares of QGOG. In connection with the shareholders’ agreement, QGOGPar also entered into a call option agreement to purchase the remaining 51% of QGOG’s common shares for a nominal amount of R$1,000. See “Certain Relationships and Related Party Transactions.”

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Indebtedness

As of March 31, 2012, our total outstanding indebtedness, was $2,396.9 million, consisting of $745.0 million of short-term indebtedness, including current portion of long-term indebtedness (31.1% of our total indebtedness), and $1,651.9 million of long-term indebtedness (68.9% of our total indebtedness). As of March 31, 2012, $1,985.8 million, or 82.8%, of our outstanding indebtedness was secured. A majority of our indebtedness outstanding as of March 31, 2012 has been incurred under non-recourse projects financings, except for certain financings guaranteed by Constellation on a limited recourse basis. In addition, as of March 31, 2012, we had payables to related parties of $140.0 million. All of our indebtedness is denominated in U.S. dollars.

Our financing strategy over the next several years involves reducing our leverage in order to increase our liquidity levels, improve our strategic, financial and operational flexibility, and maintain a debt maturity profile that is compatible with our anticipated cash flow generation and projected capital expenditures.

Short-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding short-term debt instruments as of March 31, 2012. As of March 31, 2012, we had $411.0 million of outstanding short-term indebtedness.

Instrument:	Outstanding Amount as of March 31, 2012	Interest Rate	Amortization	Final Maturity
	(in millions of $)
Banco Bradesco Working Capital Facilities	286.3	2.03% p.a. to 3.94% p.a	Principal and interest due at maturity	From October 2012 to December 2012
Banco do Brasil Working Capital Facility	124.7	1.48% p.a. to 2.55% p.a	Principal and interest due at maturity	September 2012

We have entered into several loan facility agreements with Banco Bradesco S.A., as lender and administrative agent, with aggregate borrowings thereunder of $286.3 million as of March 31, 2012 for general working capital purposes. These facilities bear interest at rates that range from LIBOR plus 2.03% per annum to 3.94% per annum. The final maturity dates for these facilities range from October 2012 to December 2012. Voluntary prepayments are allowed, subject to certain conditions. Our obligations under each facility are fully and unconditionally guaranteed, on a joint and several basis, by QGOG.

On September 12, 2011, we entered into a working capital facility agreement with Banco do Brasil S.A., as lender, with an outstanding amount of $124.7 million as of March 31, 2012. This facility bears interest at 1.48% per annum to 2.55% per annum and matures in September 2012. Except under certain limited circumstances, we may not prepay this loan prior to maturity.

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Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments as of March 31, 2012. As of March 31, 2012, we had $1,985.8 million of outstanding long-term indebtedness.

Instrument:	Outstanding Amount as of March 31, 2012	Interest Rate	Amortization	Final Maturity
	(in millions of $)
5.25% Senior Secured Notes due 2018	670.0	5.25% p.a. LIBOR + 1.40% p.a. to LIBOR + 1.75% p.a.(1)	Semi-annual	July 2018
Olinda Star project loan facility	191.9	LIBOR + 1.15% p.a. to LIBOR + 2.15% p.a.(2)	Quarterly	July 2014
Lone Star project loan facility	344.3	LIBOR + 2.25%p.a. to LIBOR + 2.50%p.a. (3)	Quarterly	January 2015
Alpha Star project loan facility	476.3	LIBOR + 1.15%p.a. to LIBOR +	Monthly	July 2017
Gold Star project loan facility	303.3	2.65%p.a.(4)	Quarterly	December 2017

Total	1,985.8

(1)	In pre-completion period the interest is LIBOR + 1.75% p.a. and in post-completion (December 23, 2010) is LIBOR + 1.40% p.a.
(2)	In pre-completion period the interest is LIBOR + 2.15% p.a. and in post-completion (December 24, 2010) is LIBOR + 1.15% p.a.
(3)	In pre-completion period the interest is LIBOR + 2.25% p.a. and in post-completion (July, 2011) is LIBOR + 2.50% p.a.
(4)	In pre-completion period the interest is LIBOR + 2.15% p.a. until September, 2009 and thereafter LIBOR + 2.65% p.a. and in post-completion is LIBOR + 1.15% p.a. until the fifth anniversary and thereafter is LIBOR + 1.35% p.a.

The table below sets forth the amortization schedule of our long-term indebtedness as of March 31, 2012.

Amortization Amount
(in millions of $)

2013	256.4
2014	390.9
2015	315.3
2016	227.3
2017	288.6
Thereafter	173.4

1,651.9

(1)	Consists of principal, amortization of transaction costs and amortization of debt discount.

The following discussion briefly describes our significant long-term indebtedness.

5.25% Senior Secured Notes due 2018

In July 2011, QGOG Atlantic/Alaskan Rigs Ltd., our indirect subsidiary, issued $700.0 million aggregate principal amount of 5.25% senior secured notes due 2018. The notes are fully and unconditionally guaranteed on a senior secured basis by Alaskan Star Ltd. and Star International Drilling Limited, or Star International, (the owners of Alaskan Star and Atlantic Star, respectively), each of which owns 50% of the shares of QGOG Atlantic/Alaskan Rigs Ltd. Interest on the notes is payable semi-annually in arrears and these notes mature in July 2018.

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Amaralina Star and Laguna Star Facility

For a description of the Amaralina Star and Laguna Star Facility, see “—Liquidity and Capital Resources—Committed Financing.”

Olinda Star Project Loan Facility

In February 2008, Olinda Star Ltd., our indirect subsidiary (the owner of Olinda Star), entered into a syndicated, secured project loan facility with various banks lenders and ING Bank N.V., as arranger, facility agent and security trustee, in the aggregate principal amount of $310.0 million to finance the upgrade of Olinda Star, which commenced operations in August 2009. This facility is amortizing, bears interest at LIBOR plus 1.40% per annum and has a final maturity in July 2014. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 3.973% over the life of the loan.

Lone Star and Gold Star Project Loan Facility

In July 2007, Eiffel Ridge Group C.V., our indirect subsidiary, entered into a syndicated, secured project loan facility with various lenders, and ING Bank N.V., as arranger, facility agent and security trustee, in an aggregate principal amount of $810.2 million in order to finance the construction of Lone Star and Gold Star, which commenced operations in April 2011 and February 2010, respectively. The Lone Star facility is amortizing, bears interest at LIBOR plus 1.15% per annum and has a final maturity in January 2015. The Gold Star facility is amortizing, bears interest at LIBOR plus 2.65% per annum (which margin decreased to 1.15% upon the satisfaction of certain conditions precedent) and matures in December 2017. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 5.165% over the life of those loans.

Alpha Star Project Loan Facility

In March 2011, Alpha Star Equities Ltd., our indirect subsidiary (and owner of Alpha Star), entered into a syndicated, secured credit facility with the various financial institutions party thereto, as lenders, and Citibank, N.A., as administrative agent and collateral agent, in an aggregate principal amount of $575.0 million in order to finance the construction of Alpha Star, which commenced operations in July 2011. This facility is amortizing, bears interest at LIBOR plus 2.50% per annum and has a final maturity in July 2017. We entered into an interest rate swap agreement in order to pay a fixed interest rate of 1.930% over the life of this loan.

Our debt instruments require that QGOG and Constellation comply with certain financial covenants, the most restrictive of which are as follows:

•

leverage ratio (measured as adjusted net debt divided by consolidated adjusted EBITDA as defined in the applicable debt instrument) cannot exceed 4.00 to 1.00 as measured on June 30 and December 31 for the 12-month period ended on each such date; and

•	interest coverage ratio must that be greater than 3.00 to 1.0 as measured on June 30 and December 31 for the 12-month period ended on each such date.

In addition to the financial covenants described above, certain of our debt instruments require that QGOG and Constellation comply with minimum liquidity requirements, the most restrictive of which are as follows:

•	consolidated tangible net worth must be equal to or greater than $250.0 million at all times; and

•	consolidated cash and cash equivalents and marketable securities must be equal to or greater than R$80.0 million as measured on June 30 and December 31 for the 12-month period ended on each such date.

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As of and for the year ended December 31, 2011, we were in compliance with these financial and liquidity covenants, and we believe that we will be able to continue to comply with these financial and liquidity covenants for the foreseeable future. In addition, we believe that our compliance with these financial or liquidity covenants will not adversely affect our ability to implement our financing plans.

These instruments also contain other covenants that restrict, among other things, the ability of our project subsidiaries to, among other things:

•	incur certain indebtedness;

•	make payments other than project costs and operational expenses;

•	grant liens on assets;

•	enter into mergers, consolidations, corporate restructurings or sell assets;

•	undertake certain asset purchases;

•	engage in certain transactions with affiliates;

•	amend certain transaction documents; and

•	engage in any business other than the business in which such subsidiaries are currently engaged.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-payment default or cross-acceleration clauses, such that the occurrence of a payment event of default or acceleration under certain specified debt instruments of the parties to a specified project could trigger an event of default under other indebtedness of such project parties or enable the creditors under other indebtedness of such project parties to accelerate that indebtedness.

As of March 31, 2012, all of our long-term debt was secured by:

•

all shares of QGOG Atlantic/Alaskan Rigs Ltd., Alaskan Star Ltd., Star International, Drilling Limited, Olinda Star Ltd. and certain of its affiliates, Eiffel Ridge Group C.V. and certain of its affiliates involved in the chartering of Gold Star and Lone Star and the operations related thereto, and Alpha Star Equities Ltd. and certain of their affiliates involved in the chartering of Alpha Star and the operations related thereto;

•	Alaskan Star, Atlantic Star, Olinda Star, Gold Star, Lone Star and Alpha Star;

•	equipment, contracts rights, insurance policies, revenues, rights and claims under any indemnity, warranty or letter of credit; and

•	the bank accounts of the borrowing entities and certain of their affiliates involved in the chartering of the related drilling rigs.

The security arrangements for our secured debt vary depending on the transaction.

Off-Balance Sheet Arrangements

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as special purpose entities, which includes special purposes entities and other structured finance entities.

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Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk

We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risk. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of December 31, 2011, we had fixed-for-floating interest rate swaps covering all of our outstanding variable rate debt.

Foreign Currency Exchange Rate Risk

The U.S. dollar is the functional currency of Constellation and most of its subsidiaries because the substantial majority of our revenues and part of our expenses are denominated in U.S. dollars. Accordingly, our reporting currency is also the U.S. Dollars. However, there is a risk that currency fluctuations could have an adverse effect on us as we also earn revenue and incur expenses in other currencies, mainly Brazilian reais. As a result of the payment structure of our customer contracts, we reduce our exposure to exchange rate fluctuations in connection with monetary assets, liabilities and cash flows denominated in certain foreign currencies. Due to various factors, including customer acceptance, local banking laws, other statutory requirements, local currency convertibility and the impact of inflation on local costs, our actual local currency needs may vary from those anticipated in our customer contracts, resulting in partial exposure to foreign exchange risk. Fluctuations in foreign currencies have not had a material impact on our overall operating results or financial condition. See “—Results of Operations—Principal Components Affecting Our Results of Operations—Effects of Foreign Exchange Variations on Our Results of Operations” for further information.

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INDUSTRY

Brazilian Oil and Gas Sector

History

From 1988 to 1995, the Brazilian Constitution granted the federal government a monopoly over the country’s oil and gas industry. The federal government chose Petrobras to be the sole entity allowed to operate across the entire Brazilian oil and gas value chain. In 1995, however, the ninth amendment to the Constitution overturned this monopoly, paving the way for other entities to enter the Brazilian oil and gas market under the supervision and regulation of the ANP, beginning in 1997. In addition to creating the ANP, Law 9,478/97, or the 1997 Oil and Gas Law, created a concession system in which companies could bid for the right to explore Brazilian oil and gas resources.

Since this change, many companies have sought to gain access to this market. In this context, a number of global players in the oil and gas industry have invested significant capital in Brazil; however, the emphasis remains on domestically-sourced growth, with Petrobras spearheading a significant portion of the oil and gas industry development in the country. Furthermore, the ANP has created rules establishing “minimum local content,” such that a specified portion of all goods and services produced and rendered in the sector must come from Brazilian sources. For pre-salt exploration and production, the recently enacted Brazilian production sharing regime guarantees Petrobras the status as the sole and mandatory operator of all strategic concessions – encompassing most of the pre-salt reservoirs – and a minimum of 30% participation in any syndicate granted a concession. See “Business––Brazilian Regulatory Framework.”

While pre-salt activity currently only comprises 2% of Brazil’s total production, it is expected by Petrobras to increase to over 40% by 2020. The anticipated development of the pre-salt offshore fields contributes largely to the growth prospects of the Brazilian oil and gas industry. From 2005 to 2010, 51% of new discoveries globally were in deepwater and, of those, 62% were in Brazil as has been publicly disclosed by Petrobras. Petrobras expects its total production to more than double from the current 2.8 million boepd to an estimated 6.4 million boepd in 2020.

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PETROBRAS PRODUCTION GROWTH PROJECTIONS

Source: Petrobras

Pre-salt potential and recent discoveries

Historically considered promising, Brazil’s deepwater offshore reserves have generated significant interest in recent years with the extensive pre-salt discoveries. Located in ultra-deepwater off the coast of the states of Rio de Janeiro, Espírito Santo, and São Paulo, the pre-salt discoveries represent a global landmark for oil and gas exploration. Relatively more technically challenging and difficult to reach, ultra-deepwater exploration has become increasingly relevant globally, as onshore and shallow water resources are becoming depleted. These largely untapped resources trapped below a thick layer of salt, in an area comparable in size to the Gulf of Mexico, are expected to change the global landscape in terms of the largest oil producing nations within a decade.

Brazil has experienced the second largest reserve growth in the world over the past 10 years. This growth can be attributed mainly to pre-salt discoveries like the Lula (formerly Tupi) Field, one of the largest prospects in the world, with a total resource potential of 6.5 billion boe. Further, over 20 discoveries in the Santos and Campos Basins have contributed over 30 billion bbls of reserves since 2006.

While the 2006 discovery of the Lula Field served as a catalyst for further exploration, 2009 marked an inflection point for the Brazilian offshore industry. In 2009, Devon Energy, OGX and Petrobras announced one, two and nine discoveries, respectively, representing an estimated 3.6 billion boe of additional reserves. Since then, driven by advances in offshore drilling technology, Brazil has continued to outpace the rest of the world in terms of exploration activity, announced discoveries and reserve additions. In Latin America, Brazil accounted for one in three wells drilled and nearly 90% of all reserves discovered during 2011. Of the 10 largest discoveries worldwide during this same period, eight occurred in Brazil, including the large Libra field discovery in the Santos Basin.

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PROVEN GLOBAL RESERVES VS. BRAZILIAN POTENTIAL (BILLION BOE)

Source: 2011 BP Statistical Review of World Energy

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Petrobras’ plans

In light of recent discoveries, Petrobras announced, in 2009, its first fully detailed four-year investment plan, with an estimated $174 billion in capital expenditures through 2013. The plans included $105 billion for E&P, encompassing a tender for 28 ultra-deepwater rigs to be delivered by 2016 – a number later increased to 33 rigs. Since then, Petrobras’ four-year plan has continued to increase year after year. The latest revision, in March 2012, announced investments of $225 billion from 2011-2015. Approximately $128 billion (or 57%) of these capital expenditures will be allotted to E&P projects, with $118 billion allotted for projects in Brazil alone. As a result, activity in Brazilian waters is expected to grow significantly in the coming years, with over 1,000 wells anticipated to be drilled as a result of the E&P investment plan.

Source: Petrobras

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Offshore drilling

Overview

The global offshore drilling industry provides drilling, workover and well construction services to oil and gas exploration and production companies through the use of jackup platforms, semi-submersible rigs, drillships and various other drilling units. As the world looks for new sources of oil and gas to supplement depleting reserves, offshore drilling activity and discoveries have become an increasingly critical source of supply. Exploration activity has been ongoing in key regions including Brazil, the Gulf of Mexico, and West Africa, as well as emerging areas such as East Africa, South-East Asia and Australia. The fact that large offshore reserves are often located in remote areas under harsh conditions has made offshore drilling both challenging and expensive, spurring demand for increased technology and capabilities. Additionally, many new discoveries are occurring in deeper waters, which require higher specification drilling units.

Offshore drilling units are typically categorized as either jackups or floaters, terms which describe a rig’s basic form. Jackups are used in shallow water, while floaters are used in deeper waters where the rigs float at the surface level. Rigs are then further classified by rig type, drilling depth and generation, which refers to the year when the rig was ordered. We operate floating drilling units with a fleet comprised of drillships and semi-submersible rigs, conducting drilling in ultra-deepwater, deepwater and midwater environments.

•

Drillships – Vessels resembling a typical ship built for deepwater drilling. In addition to a full suite of equipment, a drilling derrick is usually located at the center of a drillship, with drilling operations being conducted through openings in the ship-shaped hull called moon pools. They typically carry larger loads than semi-submersible rigs and are self-propelled and highly mobile, making them highly effective for exploratory drilling in remote locations.

•

Semi-submersible rigs – Floating vessels that are supported by a submerged or partially submerged ballasting platform system that provides stability and protection against ocean conditions such as waves, winds and currents. Ballast tanks enable the rig to float on shallow draft while in transit and are filled with seawater upon arrival at the drilling location. Semi-submersible rigs are typically mobilized either through self-propulsion capabilities or through the assistance of a supply vessel or other similar vessel. Semi- submersible rigs are typically better suited than drillships for operations in rougher water conditions.

Offshore discoveries

From 2005, since the onset of ultra-deepwater and the increasing popularity of deepwater exploration, offshore oil and gas reserve additions have accounted for a large part of new reserves discovered globally. With improvements in technology and the consequent reductions in the costs of ultra-deepwater drilling, the demand to explore and produce ultra-deepwater resources is likely to increase in the future. The most significant regions of ultra-deepwater exploration have been Brazil, Africa and North America.

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Drilling rig mix and count

To meet the increasing demand to explore new discoveries offshore, the global supply of offshore rigs has grown substantially over the years, especially with respect to ultra-deepwater rigs. Further, this trend of increasing numbers of ultra-deepwater rigs is expected to continue.

Source: Fearnley

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As discoveries are made in increasingly deeper waters, incremental demand has shifted to higher specification units. While the midwater market continues to be strong given ongoing exploration, appraisal, and development work in fields with this water depth, ultra-deepwater represents the future of offshore drilling. There is a significant opportunity in the largely untapped ultra-deepwater resources of the so-called “golden triangle”: Brazil, Gulf of Mexico and West Africa. As shown in the chart below, this has caused a significant increase in the demand for ultra-deepwater floaters.

Source: Fearnley

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Business model

Offshore oil and gas drilling hinges on the contractual relationship between drillers and E&P companies. Offshore drillers own rigs that are contracted out to E&P operators for a dayrate. These dayrate contracts vary in scope from short-term operational goals of drilling a specified number of wells to longer term contracts granting use of a rig for months or years. Given its level of complexity and the often remote location of offshore wells, offshore operations tend to require significantly more rig time than onshore operations.

As the chart below shows, dayrates have been increasing over time as a greater portion of global oil and gas exploration has shifted offshore, increasing the demand for offshore drilling rigs. The economic crisis in 2009 resulted in a decline in demand for exploration causing dayrates to fall. However, dayrates bottomed out in late 2010 and have since recovered to near pre-2009 levels. As offshore activity continues to grow, demand for rigs also rises. Additionally, the dearth of new rig orders immediately following the crisis has created a tight supply situation. In combination with this tight supply, the increasing demand dynamic has created upward pressure on day rates. Further, with the industry increasingly focused on drilling in deeper waters, rigs that are more technically sophisticated tend to command premium dayrates.

Source: Fearnley

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Utilization refers to the percentage of active rigs operating. Dayrates and utilization are two significant factors that dictate the production of the offshore drilling sector. As demand for offshore drilling rigs increase, utilization also typically increases. Elevated utilization implies a tightened rig supply condition, which contributes to upward pressure on dayrates. The charts below highlight this dynamic as ultra-deepwater and deepwater rigs are running at near 100% utilization, which explains the strengthening dayrate environment.

ULTRA DEEPWATER
WORLDWIDE UTILIZATION

Demand
Active Supply
Active Utilization
#units
%utilization
120
110
100
90
80
70
60
50
40
30
20
10
0
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Fearnley Offshore ©2012

DEEPWATER
WORLDWIDE UTILIZATION

Demand
Active Supply
Active Utilization
#units
%utilization
80
70
60
50
40
30
20
10
0
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Fearnley Offshore ©2012

Source: Fearnley

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Offshore drilling in Brazil

From January 2006 to September 2011, out of the 875 wells that were drilled in Brazilian waters, 188 (21.4%) were located in ultra-deepwater. The exploration and production of ultra-deepwater blocks is a more complex activity than onshore or shallow water drilling and, consequently, requires more sophisticated technology. As shown in the chart below, Petrobras has announced plans to seek approximately 90 ultra-deepwater and deepwater units by 2020. This number could increase in light of new discoveries and the changing pace of Petrobras’ exploration campaign, especially given that it has expanded its capital expenditure program in each of the past four years.

Source: Fearnley

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Floating Production Storage and Offloading Units

Overview

An FPSO is a floating vessel incorporating topside hydrocarbon processing facilities as well as storage space. Typically, FPSOs are converted ships or vessels custom made for offshore production operations and will generally be designed for specific types of oil. Modern FPSO units are often equipped with a sophisticated mooring system that enables safe and reliable operations under extreme weather conditions and are usually moored over a producing field for the duration of the economic life of that field. Upon installation of an FPSO, the hydrocarbon stream (oil, gas and water) is transferred to the surface from the wellhead using subsea equipment on the sea floor that is connected to the FPSO unit through flow lines called risers. Risers carry oil, gas and water to the FPSO for processing. The processed oil is stored in the hull of the vessel and ultimately transferred to shuttle tankers for delivery to onshore facilities. The produced gas is used onboard for power generation, offloaded for commercial use or re-injected subsurface to maintain reservoir pressure. The treated water is either disposed of at sea or re-injected into the production field.

While FPSOs have become an increasingly important fixture across the offshore industry, they have had the greatest impact on deepwater and ultra-deepwater operations for various reasons. First, they can provide a full set of production and processing services without requiring the support of a well-developed system of traditional pipeline infrastructure, which is critical for the emerging deepwater exploration. Additionally, given their relative ease of installation, FPSOs provide a flexible solution to adapt to the offshore production needs as new discoveries are made and start being explored. As such, there has been an increasing demand for FPSOs. As the chart below shows, both the total and working numbers of FPSOs have been growing every year. With a further 42 FPSOs that were under construction in 2011, this trend can be expected to continue in the near term.

Source: Fearnley

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FPSO market

FPSOs, similarly to drilling rigs, are contracted on a dayrate basis, and those that are more technologically advanced or are better equipped to handle production in harsher conditions command higher dayrates. However, a key difference in comparison to drilling rig contracts is that FPSO contracts are typically characterized by longer terms. A typical FPSO contract can have a duration that ranges from 10 to over 20 years duration.

FPSO outlook in Brazil

With a plan to invest $53.4 billion and $64.3 billion by 2015 in pre-salt and post-salt exploration and FPSO services, respectively, Petrobras is committed to developing the world-class resource potential found in offshore Brazil. Brazil’s exploration and production will be more focused on deepwater and ultra-deepwater areas. Given the distances and depths involved, the construction of traditional subsea pipelines could be technically challenging and costly. These dynamics support a marked increase in FPSO demand, with Brazil poised to be the top market for FPSOs in Latin America and the leading source of FPSO orders globally.

PETROBRAS PRODUCTION PLATFORMS REQUIREMENT (FPSO AND SUBSEA SYSTEMS)

Source: Petrobras

Onshore drilling

Overview

Onshore contract drillers own and operate land rigs that are leased to E&P companies for a fixed dayrate. Similar to offshore rigs, onshore rigs vary widely in size, specification, and drilling depth. The onshore drilling industry is characterized by similar features and driven by similar dynamics as those seen in offshore drilling. However, due to the lower complexity and higher availability of onshore rigs, the constructions costs and dayrates associated with them are a fraction of the lowest specification and least expensive offshore drilling rigs.

Given the massive pre-salt discoveries, Brazil’s emerging oil and gas industry has focused on offshore exploration activity. Similarly, Petrobras’ attention and capital investment plan has shifted towards offshore development. However, significant upside appears to exist in Brazilian onshore basins, driving a noticeable influx of entrants looking to exploit this growth potential. With less competition from Petrobras, these companies have been able to acquire land blocks in the latest concessions bidding rounds.

However, Petrobras continues to be the leading onshore operator in Brazil, and in February 2012, it announced a discovery of light oil and gas producing properties in the Amazon river delta. Additionally, OGX has continued to

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expand its gas portfolio, with a successful exploration campaign in the Parnaíba Basin in 2011. Another Brazilian company, HRT, has been one of the most active onshore players in Brazil, by focusing its efforts on the Solimões Basin, where it drilled four wells in 2011.

Brazil is not the only country in the region with increasing onshore activity and upside potential. In Colombia, for instance, the Llanos Basin continues to offer major exploration and development opportunities, with local players investing substantial amounts in the search for new oil in light of their low reserves to production ratios. Furthermore, across South America, mounting efforts supporting the exploration of the region’s considerable unconventional resources – including the yet untapped tight gas plays in the São Francisco Basin in Brazil – create a positive outlook for the further development of the onshore rig market in the region.

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BUSINESS

Overview

We are a market leading Brazilian-controlled provider of offshore oil and gas contract drilling and FPSO services in Brazil. We are also one of the ten largest drilling companies globally, as measured by ultra-deepwater and deepwater drilling rigs in operation. We believe that our size and over 30 years of continuous operating experience in this industry provides us a competitive advantage in the Brazilian oil and gas market. In particular, we believe we are well positioned to benefit from the expected increase in ultra-deepwater drilling activity in Brazil, a market segment driven primarily by the recent discoveries of vast potential oil and gas reserves in the pre-salt layer offshore Brazil. We own and hold ownership interests in a fleet of state-of-the-art offshore and onshore drilling rigs and FPSOs, including eight ultra-deepwater rigs in operation or under construction. In 2011, we recorded net operating revenues of $617.5 million and had a 2009-2011 annual net operating revenues CAGR of 89.2%. For the three-month period ended March 31, 2012, we recorded net operating revenues of $175.1 million, which represented an increase of 66.6% when compared to the corresponding period in 2011. We plan to continue our growth strategy through investments in additional premium ultra-deepwater drilling units and FPSOs. We are part of the Queiroz Galvão Group, which through QG S.A., the group’s Brazilian holding company, is one of the largest Brazilian conglomerates with more than $3.4 billion in consolidated gross revenues in 2011 and with a proven track record in heavy construction, energy, oil and gas, infrastructure, real estate, agriculture and steel. We have successfully capitalized on our market-leading position and industry expertise to accumulate a contract backlog of $11.9 billion at March 31, 2012, a 157.9% increase from our contract backlog as of December 31, 2008.

Our competitive strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Strong competence in ultra-deepwater drilling in Brazil. We have a long track record of operating drilling rigs for the exploration of oil and gas in Brazilian waters. In the ultra-deepwater segment, we currently operate a modern fleet of three drilling rigs which drilled ten wells in 2010 and 2011. Our fleet of ultra-deepwater drilling rigs is one of the largest Brazilian owned ultra-deepwater fleets in the industry. Ultra-deepwater drilling is inherently more complex and operationally challenging than drilling in shallower water depths. We are one of a small group of Brazilian contract drillers with commercial scale and demonstrated ultra-deepwater drilling competence. Our deepwater contract drilling operations achieved 94% average uptime in 2011, and we expect to improve our performance in 2012 following the learning curve of our deepwater rigs. After the initial learning curve period of 12 to 24 months, we expect to achieve average uptime for our ultra-deepwater rigs that is consistent with the performance our deepwater rig achieved in 2011.

Premium fleet of offshore drilling rigs. We have a modern fleet of drilling rigs constructed by many of the world’s leading shipyards, including Samsung and Keppel FELS. Our existing ultra-deepwater rigs have the capability to operate in water depths ranging from 7,900 to 9,000 feet and drill to a total well depth of 30,000 feet. We also have two ultra-deepwater drillships that will be delivered this year, the Amaralina Star and the Laguna Star, which will be capable of drilling in water depths of up to 10,000 feet and drill to a total well depth of 40,000 feet. We have regularly upgraded our drilling rigs to incorporate technological advances that increase the efficiency of our operations. As of the date of this prospectus, all of our offshore drilling rigs were either less than three years old or had major upgrades within the last three years.

Strong relationship with Petrobras. We have maintained a strong and long-standing relationship with Petrobras having performed continuous drilling services for the company since 1981. Our extensive knowledge and experience in the Brazilian drilling market is the principal basis of our strong relationship. All of our offshore drilling rigs, all of the FPSOs in which we have invested and six of our onshore drilling rigs are currently chartered to Petrobras. In addition, most of our senior executives have more than 30 years of experience working with Petrobras. We believe we are well positioned to continue as a strategic service provider to Petrobras by renewing our current charter and service contracts and entering into new charter and service contracts with Petrobras. We further believe that the Queiroz Galvão Group’s long, close business relationship with Petrobras in a number of areas, including heavy construction and E&P, strengthens our business prospects in the oil and gas industry.

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Financial ability to execute growth plan. We enter into long-term charter contracts with respect to all of our offshore drilling rigs and FPSOs. Our contract profile provides significant revenue visibility which enables ongoing access to various sources of capital. Typically, we fund the majority of our investments in new offshore assets through project financing in the bank and capital markets. Our long-term contracts, our significant experience with obtaining financing, even under distressed markets, and our regular dialogue with international banks, lenders and investors increase our ability to obtain capital to fund additions to our fleet of offshore assets.

High safety standards and strong track record. In addition to our focus on operational performance and drilling efficiency, we operate with the highest Quality, Health, Safety and Environment, or QHSE, Standards. All of our drilling operations are certified by ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards, which were renewed in November 2011. Although not mandatory in our line of business, our adoption of these standards is a testament to our commitment to QHSE.

Highly skilled employees with low turnover. We employ skilled personnel to operate and provide technical services to, and support for, our rigs. As of March 31, 2012, we had a total of 2,141 employees. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to develop talent organically and to regularly promote people from within our company to more senior positions. We also take advantage of our onshore rigs to train our personnel for work on our more complex offshore drilling rigs.

Highly experienced management team backed by a strong shareholder group. Our management team is comprised of highly trained executives, most with more than 30 years of experience in the Brazilian and global oil and gas sector. Our executives have in-depth knowledge of drilling and FPSO operations, including project bidding, procurement, overseeing construction and upgrades of drilling rigs and the efficient, safe and profitable operation of our assets. Moreover, prior to joining us, many of our key executives worked at Petrobras and other international oil and gas companies, as well as leading global services companies.

Our controlling shareholders are members of the Queiroz Galvão family, which controls the Queiroz Galvão Group. In 2011, the consolidated gross revenue of the Queiroz Galvão Group was $3.4 billion. We believe that the Queiroz Galvão Group’s recognized financial strength, geographic diversity and successful business track record in a wide spectrum of industries, represent key competitive advantages for our development and growth.

In June 2010, Capital International Private Equity Funds, or CIPEF, a global emerging markets private equity program managed by Capital International, Inc., or Capital, acquired an equity interest of 19.5% in Constellation (which, after the completion of the first stage of our corporate reorganization, resulted in CIPEF holding an equivalent equity interest in our capital stock). Capital is currently represented on our Board of Directors and has contributed to our adoption of best corporate governance practices and financial management tools. Through a CIPEF fund, the Oil & Gas Group of the International Finance Corporation, a unit of the World Bank Group, invested $100 million in a co-investment vehicle for our company organized by CIPEF and as a result, is one of our indirect shareholders.

Our growth strategies

We have consistently grown in accordance with our growth strategy. Our net operating revenues increased by 70.5% to $617.5 million in 2011 from $362.1 million in 2010. Our net operating revenues increased 66.6% to $175.1 million for the three-month period ended March 31, 2012 from $105.1 million for the three-month period ended March 31, 2011. Furthermore, we have increased our backlog to $11.9 billion as of March 31, 2012 from $5.6 billion as of December 31, 2008, an increase of 157.9%. Our backlog of $11.9 billion as of March 31, 2012 represents 17.3 times our net operating revenues for the 12-month period ended March 31, 2012.

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To further pursue our growth strategy, we intend to implement the following strategies:

Capitalize on our market-leading position in the Brazilian ultra-deepwater drilling and FPSO sectors. As a recognized Brazilian market leader, we intend to capitalize on our strong market position in Brazil and close relationship with Petrobras to significantly grow our ultra-deepwater and FPSO operations. For example, we entered into a partnership with Sete Brasil in which we will own a 15% equity interest in and operate three ultra-deepwater drilling rigs that will be built at the BrasFELS Shipyard, a subsidiary of Keppel FELS Ltd., the shipyard with a strong track record in Brazil. These three rigs are expected to commence operations in 2016, 2017 and 2019, respectively, and we will operate these units for Petrobras. We have also entered into a partnership with SBM Holding and Mitsubishi through which we have a right of first refusal to participate in future FPSO projects contracted by them with Petrobras in Brazil. We intend to further develop our FPSO partnerships in Brazil through the co-ownership and operation of additional FPSO units.

Significantly expand our business by investing in state-of-the-art ultra-deepwater drilling rigs. We have planned approximately $5.2 billion of investments principally in new ultra-deepwater drilling rigs and FPSOs through 2015 to take advantage of Petrobras’ significant capital expenditure plan and expand our dominant position in Brazil. We are focused on using and investing in new and proven technologies that have the potential to maximize efficiency, reduce environmental impact and enhance safety. We expect that all rigs we procure will be constructed under fixed-price contracts with top-rated shipyards.

We are also exploring strategic acquisitions of drilling assets, or investments in contract drilling companies, on an opportunistic basis, that we expect could enhance our growth, create value for our shareholders and increase our global market share. We believe that our extensive knowledge of the Brazilian oil and gas market, particularly in ultra-deepwater operations, will be critical in the pursuit of these opportunities either in Brazil or outside Brazil.

Through these organic and strategic growth initiatives, we plan to double the number of our ultra-deepwater fleet by 2020.

Strengthen our relationship with Petrobras and other companies. Our longstanding and strong relationship with Petrobras positions us well to capitalize on the expected growth in the Brazilian and global oil and gas markets. We intend to continue to work to strengthen our relationship with Petrobras to develop additional offshore and onshore drilling projects. In addition, we will continue to strengthen our relationships with international companies and other Brazilian companies in an effort to opportunistically pursue other offshore and onshore projects.

Seek revenue visibility through financially attractive long-term contracts. We believe that our focus on long-term contracts reduces our exposure to market risks and provides access to stable and reliable revenues. The average length of charter contracts in Brazil is longer than in other markets. Our focus on long-term contracts for exploration and development projects in deep and ultra-deepwater continues to strengthen our relationship with Petrobras, which values reliability and superior service. We believe that our long-term contracts will increase our ability to raise capital for the acquisition of additional drilling and FPSO units as well as to fund other growth opportunities. In addition, given the expected growth in demand for offshore drilling rigs globally and in Brazil, we intend to seek to negotiate higher dayrates upon the expiration of our current charter contracts. We plan to achieve this by seeking contracts that require the most technologically advanced rigs, which are needed for more complex ultra-deepwater and deepwater drilling services. Furthermore, certain of our current charter and service contracts permit their renewal subject to our and our counterparty’s consent, and, based on our successful history of contract renewals at market rates we expect to be able to successfully negotiate the renewal terms of these contracts on market terms.

Focus on high operational performance and QHSE standards. We intend to maintain our strong focus on the continued high quality performance and safety of our operations. Our management team is dedicated to the superior performance of our assets by hiring and retaining highly-skilled employees and training current employees. We maintain high QHSE standards by maintaining our certifications in ISO 9001:2008, ISO14001:2004 and OHSAS18001:2007 standards and focusing on investing in state-of-the-art technology and performing planned maintenance on our drilling units. In addition, we are committed to continuing to provide safety and capacity building training to maintain the quality of service to our clients expect from us, including low downtime for our rigs.

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Our Operations

As set forth in the chart below, our offshore drilling operations are currently located in the Santos and Campos Basins, while our onshore drilling operations are currently located in the States of Amazonas and Maranhão.

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Our Fleet and Investments

Offshore Drilling Rigs

We commenced our offshore drilling operations in 1994 with our purchase of the Alaskan Star rig. Since then, our portfolio of offshore rigs has grown to six semi-submersible rigs currently in operation and under long-term charter contracts with Petrobras. We also hold a 55% interest in two drillships that are currently under construction with expected delivery in October and December 2012. In addition, we hold a 15% interest in three ultra-deepwater semi-submersible rigs through a strategic partnership with Sete Brasil.

The following table describes the main characteristics of our offshore drilling rigs and investments.

Rig	% Interest	Type	Water Depth (ft)	Drilling Depth Capacity (ft)	Delivery Date	Shipyard	Dayrate ($/day) (6)	Design
Ultra-deepwater
Alpha Star	100%	DP; SS	9,000	30,000	July 2011	Keppel FELS	429,168	DSS 38
Lone Star	100%	DP; SS	7,900	30,000	April 2011	SBM Atlantia/GPC	366,318	TDS 2000 Plus
Gold Star	100%	DP; SS	9,000	30,000	February 2010	Keppel FELS	359,712	DSS 38
Amaralina Star (1)	55%	DP drillship	10,000	40,000	October 2012	Samsung Korea	420,446	Samsung 10000
Laguna Star (1)	55%	DP drillship	10,000	40,000	December 2012	Samsung Korea	420,446	Samsung 10000
Urca (2)	15%	DP; SS	10,000	32,800	October 2016	Keppel FELS	605,697	DSS 38 E
Bracuhy (2)	15%	DP; SS	10,000	32,800	October 2017	Keppel FELS	610,411	DSS 38 E
Mangaratiba (2)	15%	DP; SS	10,000	32,800	April 2019	Keppel FELS	615,229	DSS 38 E
Deepwater
Olinda Star	100%	Moored; SS	3,600	24,600	August 2009 (3)	C.F.E.M.	296,149	TH-2800
Midwater
Alaskan Star	100%	Moored; SS	1,700	25,000	1994/2010 (4)	Mitsubishi	308,064	Pacesetter
Atlantic Star	100%	Moored; SS	2,000	21,320	1997/2011 (5)	C.F.E.M.	294,639	Pentagon

(1)	We hold a 55% interest in these drillships through a strategic partnership with Comercial Perfuradora Delba Baiana Ltda. and Interoil Representação Ltda. Comercial Perfuradora Delba Baiana Ltda. is controlled by Delba. We will receive 100% of the charter and services revenues from these drillships until the repayment in full of loans we have made to a subsidiary of Delba (with a maximum term of 12 years) to fund its related equity contributions. See “Business—Shareholder and Joint Venture Agreements—Shareholders’ Agreements Related to Amaralina Star and Laguna Star.”
(2)	In September 2011, we entered into a binding term sheet to acquire a 15% interest in these semi-submersible rigs through a strategic partnership with Sete Brasil, which has entered into contracts to construct these rigs. See “Business—Shareholder and Joint Venture Agreements.” In addition, we will be the sole operator and will receive 100% of the services revenues. The charter and service contracts in connection with our partnership with Sete Brasil are expected to be signed in July 2012.
(3)	Olinda Star underwent an upgrade with total cost of $275.2 million, which was concluded in August 2009.
(4)	We acquired the Alaskan Star in 1994 while it was an operational rig. The Alaskan Star underwent upgrades with total cost of $132.4 million, including the last upgrade concluded in December 2010.
(5)	We acquired the Atlantic Star in 1997 while it was an operational rig. Atlantic Star underwent upgrades with total cost of $116.3 million, including the last upgrade concluded in February 2011.
(6)	Dayrates as of March 31, 2012. The dayrates reflect 100% of the charter and corresponding service contract and include the applicable performance bonus under each offshore charter and corresponding service contract. We are eligible for (i) a 10% performance bonus with respect to each of our Alpha Star, Amaralina Star, Laguna Star and Olinda Star units, (ii) a 15% performance bonus with respect to each of our Urca, Bracuhy, Mangaratiba, Lone Star, Alaskan Star and Atlantic Star units and (iii) no performance bonus with respect to our Gold Star rig. See “Management’s Discussion and Analysis—Principal Factors Affecting our Results of Operations—Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rig.”

Alpha Star

Alpha Star is a semi-submersible drilling rig that commenced operations in July 2011. This drilling rig is capable of drilling in waters with depths of up to 9,000 feet and has a drilling depth capacity of up to 30,000 feet. Alpha Star is equipped to operate in pre-salt water depths and is under charter with Petrobras until July 2017. It is a DSS 38 rig constructed by Keppel FELS.

Lone Star

Lone Star is a semi-submersible drilling rig that commenced operations in April 2011. This drilling rig is capable of drilling in waters with depths of up to 7,900 feet and has a drilling depth capacity of up to 30,000 feet. Lone Star is equipped to operate in pre-salt water depths and is under charter with Petrobras until March 2018. It is a TDS 2000 Plus rig constructed by SBM Atlantia/GPC.

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Gold Star

Gold Star is a semi-submersible drilling rig that commenced operations in February 2010. This drilling rig is capable of drilling in waters with depths of up to 9,000 feet and has a drilling depth capacity of up to 30,000 feet. Gold Star is equipped to operate in pre-salt water depths and is under charter with Petrobras until February 2015. It is a DSS 38 rig constructed by Keppel FELS.

Amaralina Star

We have a 55% interest in Amaralina Star, which is under construction by Samsung Korea, through a joint venture with Delba. We made a loan to Alperton Capital Ltd. (a subsidiary of Delba), or Alperton, to finance its 45% equity interest in Amaralina Star. The maximum final maturity date of this loan is 12 years after the date of acceptance of Amaralina Star by Petrobras. Until the repayment in full of this loan, we will receive 100% of the revenues from the charter agreement with Petrobras. Amaralina Star is expected to commence operations in October 2012 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and has a drilling depth capacity of up to 40,000 feet. It will be equipped to operate in pre-salt water depths.

Amaralina Star is under charter with Petrobras until September 2018.

Laguna Star

We have a 55% interest in Laguna Star, which is under construction by Samsung Korea, through a partnership with Delba. We made a loan to Alperton (a subsidiary of Delba) to finance its 45% equity interest in Laguna Star. The maximum final maturity date of this loan is 12 years after the date of acceptance of Amaralina Star by Petrobras. Until the repayment in full of this loan, we will receive 100% of the revenues from the charter agreement with Petrobras. Laguna Star is expected to commence operations in December 2012 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and has a drilling depth capacity of up to 40,000 feet. It will be equipped to operate in pre-salt water depths.

Laguna Star is under charter with Petrobras until November 2018.

Urca

We expect to own a 15% equity interest in the Urca semi-submersible drilling rig through a strategic partnership with Sete Brasil. Urca is expected to commence operations in 2016 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Urca will be under contract with Petrobras until 2031.

Bracuhy

We expect to own a 15% equity interest in the Bracuhy semi-submersible drilling rig through a strategic partnership with Sete Brasil. Bracuhy is expected to commence operations in 2017 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Bracuhy will be under contract with Petrobras until 2032.

Mangaratiba

We expect to own a 15% equity interest in the Mangaratiba semi-submersible drilling rig through a strategic partnership with Sete Brasil. Mangaratiba is expected to commence operations in 2019 and is designed to be capable of drilling in waters with depths of up to 10,000 feet and have a drilling depth capacity of up to 32,800 feet. It will be equipped to operate in pre-salt water depths. Upon completion of its construction and its acceptance by Petrobras, Mangaratiba will be under contract with Petrobras until 2034.

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Olinda Star

Olinda Star is a semi-submersible drilling rig originally constructed in 1983 that commenced its drilling operations in August 2009. This drilling rig is capable of drilling at water depths of up to 3,600 feet and has a drilling depth capacity of up to 24,600 feet. Olinda Star is under contract with Petrobras until August 2014.

Alaskan Star

Alaskan Star is a semi-submersible drilling rig originally constructed in 1976 that marked our entrance into the offshore drilling business in 1994. This drilling rig is capable of drilling at water depths of up to 1,700 feet and has a drilling depth capacity of up to 25,000 feet. Alaskan Star is currently under contract with Petrobras until November 2016. We completed an upgrade of Alaskan Star in December 2010.

Atlantic Star

Atlantic Star is a semi-submersible drilling rig originally constructed in 1976 that we acquired in 1997. This drilling rig is capable of drilling at water depths of up to 2,000 feet and has a drilling depth capacity of up to 21,320 feet. Atlantic Star is currently under contract with Petrobras until July 2018. We completed an upgrade of Atlantic Star in February 2011.

Sete Brasil

On June 3, 2011, Petrobras invited us to participate in a public tender process for the charter of up to 21 ultra-deepwater drilling rigs, with associated services, all required to be built in Brazil with 55% to 65% local content, in accordance with tender rules. In September 2011, we entered into a binding term sheet with Sete Brasil to acquire a 15% equity interest in three special purpose companies, each of which would own an ultra-deepwater semi-submersible rig and enter into the charter contracts with Petrobras. Sete Brasil was recently established by Petrobras together with various pension funds and commercial banks to meet some of the Brazilian federal government’s goals of building drilling rigs domestically.

In October 2011, we, together with Sete Brasil, won a bid to procure the construction of three semi-submersible units, to be chartered to Petrobras for a term of fifteen years, renewable by mutual consent for an additional five-year period. We expect the charter and services agreements to be executed in July 2012.

All three units (Urca, Bracuhy and Mangaratiba) are ultra-deepwater semi-submersible rigs that will be built by Keppel FELS Brazil, one of which is currently under construction. QGOG, as sole operator of these rigs, will enter into the services contracts with Petrobras for the operation of these rigs. QGOG will be reimbursed by the special purpose companies for all costs it incurs in operating the rigs that are not reimbursable under the corresponding services contract, and QGOG will receive a management fee to manage both the charter and services contracts. Urca, Bracuhy and Mangaratiba are expected to commence operations in 2016, 2017 and 2019, respectively.

FPSOs

An FPSO is a floating vessel incorporating topside hydrocarbon processing facilities as well as storage space. Typically, FPSOs are converted ships or vessels custom made for offshore production operations and will generally be designed for specific types of oil. Modern FPSO units are often equipped with a sophisticated mooring system that enables safe and reliable operations under extreme weather conditions and are usually moored over a producing field for the duration of the economic life of that field. Upon installation of an FPSO, the hydrocarbon stream (oil, gas and water) is transferred to the surface from the wellhead using subsea equipment on the sea floor that is connected to the FPSO unit through flow lines called risers. Risers carry oil, gas and water to the FPSO for processing. The processed oil is stored in the hull of the vessel and ultimately transferred to shuttle tankers for delivery to onshore facilities. The gas produced is either used onboard for power generation, offloaded for commercial use or re-injected subsurface to maintain reservoir pressure. The treated water is either disposed of at sea or re-injected into the production field.

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FPSO charter agreements are also long-term, usually, in our case, with a duration of 20 years or more. The terms of these charter contracts are somewhat similar to those of our drilling rig charter contracts, consisting of a charter contract and a services contract. Compensation is based on dayrates, with performance bonuses and penalties. Once in production mode, FPSOs are generally very stable, resulting in increased operational efficiency.

The following table describes the main characteristics of the FPSOs in which we have investments and participations.

				Daily Production		Storage
				Capacity		Capacity	Expected	Charter
FPSO	Status	% Interest		Oil (bbl)	Gas (m³)	(bbl)	Delivery Date	Expiration Date	Shipyard
Capixaba	Operating	20%		100,000	3,500,000	1,600,000	2006 (1)	May 2022	Keppel FELS
Cidade de Paraty	Const. (2)	20%		120,000	5,000,000	2,300,000	March 2013	March 2033	Keppel FELS & BrasFELS
Cidade de Ilhabela	Const.	12.75	%(3)	150,000	6,000,000	2,400,000	July 2014	July 2034	CSSC Guangzhou & Brasa
P-63 (Papa Terra) (4)	Const.	—		140,000	1,000,000	2,200,000	March 2013	February 2016	COSCO and QUIP

(1)	The FPSO Capixaba was built in 2006, and we subsequently entered into a partnership with SBM to acquire our interest in this FPSO.
(2)	References to “Const.” are to construction.
(3)	We currently own an equity interest of 12.75% with an option to increase to 25.5% after final acceptance.
(4)	We own a 40% participation in the operating contract, but not an ownership interest in the asset. The term of the operating contract is 50 months. Petrobras owns this FPSO, and no charter agreement exists.

The following table sets forth a summary of other operational data for the FPSOs in which we have investments and participations.

	Water	Gas Compression
	Treatment	Capacity	Gas Lift Capacity	Water Injection
FPSO	Capacity (bpd)	(million m3/day)	(million m3/day)	Capacity (bpd)
Capixaba	100,000	3.2	2.0	140,000
Cidade de Paraty	120,000	5.0	3.5	150,000
Cidade de Ilhabela	120,000	6.0	4.0	180,000
P-63 (Papa Terra)	320,000	1.0	0.4	340,000

FPSO Capixaba

Under our joint venture with SBM Holding, we hold a 20% equity interest in Espírito do Mar, which owns the FPSO Capixaba. The FPSO Capixaba is currently operating in the Cachalote Field, off the coast of the State of Espírito Santo. The FPSO Capixaba was originally converted by Keppel FELS Shipyard and has an oil production and treatment capacity of up to 100,000 barrels of oil and 3.5 million cubic meters of gas per day. This FPSO is currently leased to Petrobras until May 2022.

FPSO Cidade de Paraty

Through a joint venture with SBM Holding, Nippon Yusen Kabushiki Kaisha, or NYK, and ITOCHU Corporation, or Itochu, we hold a 20% equity interest in Tupi Nordeste Ltd., which owns the FPSO Cidade de Paraty, currently being converted by Keppel FELS Shipyard and BrasFELS Shipyard. NYK and Itochu together own a 29.5% equity interest in both the charter contract and services contract with respect to this FPSO. We expect this FPSO to commence operations by March 2013 and have a daily oil production and treatment capacity of up to 120,000 barrels of oil and 5.0 million cubic meters of gas.

Following the completion of its conversion, the FPSO Cidade de Paraty is expected to be deployed to the Lula NE field in the Santos Basin under a 20-year charter contract and services contract that we have entered into with the Tupi B.V., a consortium formed by Petrobras, BG Group plc., or BG, and Galp Energia, SGPS, S.A., or Galp.

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FPSO Cidade de Ilhabela

Under our joint venture with SBM Holding and Mitsubishi, we hold a 12.75% equity participation in Guara Norte S.à.r.l., which owns the FPSO Cidade de Ilhabela. We have an option to increase our equity participation in this FPSO to 25.5% after final acceptance. We expect this FPSO to commence operations by July 2014 and have a daily oil production and treatment capacity of up to 150,000 barrels of oil and 6.0 million cubic meters of gas and a storage capacity of 1.6 million barrels of oil.

With respect to the FPSO Cidade de Ilhabela, we executed a 20-year charter contract, effective as of April 4, 2012 and expiring in July 2034, with Guará B.V., a consortium formed by Petrobras, BG and Repsol Sinopec Brasil, and the corresponding services contract with Petrobras.

FPSO P-63 (Papa Terra)

Under our joint venture with BWO, we hold a 40% participation in the operating contract for the FPSO P-63, which is 100% owned by Petrobras and is currently being converted by China Ocean Shipping (Group) Company, or COSCO, and QUIP. We expect this FPSO to commence operations by mid-2013 and have a daily oil production and treatment capacity of up to 140,000 barrels of oil and 1.0 million cubic meters of gas. Following the completion of its conversion, FPSO P-63 is expected to operate over the Papa Terra field. The term of the operating contract is 50 months, and no charter contract exists given that Petrobras owns the FPSO P-63.

Onshore Drilling Rigs

We commenced our onshore drilling operations in 1981 with our purchase of the QG-I and QG-II rigs. Since then, our portfolio of onshore rigs has grown to nine rigs, each of which is owned entirely by us, is currently in operation and leased to Petrobras, HRT or OGX. Our fleet of onshore rigs is differentiated from those of other companies by its premium specifications and drilling depth capabilities. Our fleet of onshore rigs features five heli-portable rigs, of which only a limited number are operational globally, and two of the largest onshore rigs in Brazil.

The following table describes the main characteristics of our onshore drilling rigs.

		Drilling Capacity (in
Rig	Type	feet)	Delivery Date	Manufacturer
QG-I	1600HP	16,500	1981	Skytop Brewster
QG-II	1600HP	16,500	1981	Skytop Brewster
QG-III	Heli-portable; 1200HP	11,500	1987	Full Circle Enterprises
QG-IV	Heli-portable; 550HP	9,800	1996	Bournedrill Australia
QG-V	Heli-portable; 1600HP	14,800	2011	HongHua
QG-VI	2000HP	23,000	2008	HongHua
QG-VII	2000HP	23,000	2008	HongHua
QG-VIII	Heli-portable; 1600HP	14,800	2011	HongHua
QG-IX	Heli-portable; 1600HP	14,800	2011	HongHua

Queiroz Galvão I – QG-I

The QG-I is a conventional onshore diesel electric onshore rig, originally constructed by Skytop Brewster in 1980. The QG-I has a drilling depth capacity of up to 16,500 feet and is equipped with modern technology, including Drawworks 1600 HP.

The QG-I is under contract with OGX Maranhão Petróleo e Gás Ltda., a subsidiary of OGX, until February 2013 and currently drills in the State of Maranhão.

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Queiroz Galvão II – QG-II

The QG-II is a conventional onshore diesel electric rig, originally constructed by Skytop Brewster in 1980. We completed an upgrade of the QG-II in 2001. The QG-II has a drilling depth capacity of up to 16,500 feet and is equipped with modern technology, including Drawworks 1600 HP.

The QG-II is under contract with Petrobras until January 2014 and currently drills in the State of Amazonas.

Queiroz Galvão III – QG-III

The QG-III is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by Full Circle Enterprises, Inc. in 1970. The QG-III has a drilling depth capacity of up to 11,500 feet and is equipped with modern technology, including Drawworks 1200 HP.

The QG-III is under contract with Petrobras until April 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão IV – QG-IV

The QG-IV is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by Bournedrill Australia, Inc. in 1984. We completed upgrades on the QG-IV in 1996 and 2011. The QG-IV has a drilling depth capacity of up to 9,800 feet and is equipped with reliable technology, including Drawworks 550 HP.

The QG-IV is under contract with Petrobras until April 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão V – QG-V

The QG-V is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by HongHua Co., Ltd., or HongHua, in 2010. The QG-V has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-V is under contract with Petrobras until April 2015 and is currently drilling in the State of Amazonas.

Queiroz Galvão VI – QG-VI

The QG-VI is a conventional onshore diesel electric rig, originally constructed by HongHua in 2008, and shares the distinction with the QG-VII of being the largest onshore rig operating in Brazil. The QG-VI has a drilling depth capacity of up to 23,000 feet and is equipped with modern technology, including Drawworks 2000 HP.

The QG-VI is under contract with Petrobras until June 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão VII – QG-VII

The QG-VII is a conventional onshore diesel electric rig, originally constructed by HongHua in 2008, and shares the distinction with the QG-VI of being the largest onshore rig operating in Brazil. The QG-VII has a drilling depth capacity of 23,000 feet and is equipped with modern technology, including Drawworks 2000 HP.

The QG-VII is under contract with Petrobras until June 2014 and is currently drilling in the State of Amazonas.

Queiroz Galvão VIII – QG-VIII

The QG-VIII is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by HongHua in 2010. The QG-VIII has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

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The QG-VIII is under contract with HRT until April 2015 and is currently drilling in the State of Amazonas.

Queiroz Galvão IX – QG-IX

The QG-IX is one of a limited number of helicopter-fitted onshore rigs in operation globally, originally constructed by HongHua in 2010. The QG-IX has a drilling depth capacity of up to 14,800 feet and is equipped with modern technology, including Complete VFD Control System and Drawworks 1600 HP.

The QG-IX is currently under contract with HRT until April 2015 and is currently drilling in the State of Amazonas.

Backlog and Drilling Contracts

As of March 31, 2012, our backlog for contract drilling and FPSO services was $11.9 billion. We expect approximately $1.0 billion of our total backlog to be realized in 2012, $1.3 billion in 2013 and $1.2 billion in 2014.

Contract drilling backlog is calculated by multiplying the contracted operating dayrate by the firm contract period and adding any potential rig performance bonuses, which we have assumed will be paid to the maximum extent provided for in the respective contracts. Our calculation also assumes 100% uptime of our drilling rigs for the contract period; however, the amount of actual revenue earned and the actual periods during which revenues are earned may be different from the amounts and periods shown in the tables below due to various factors, including, but not limited to, shipyard and maintenance projects, unplanned downtime, the learning curve related to commencement of operations of additional drilling units, weather conditions and other factors that may result in applicable dayrates lower than the full contractual operating dayrate. Contract drilling backlog includes revenues for mobilization and demobilization and assumes no contract extensions. However, with the exception of our Alaskan Star and Atlantic Star rigs, our offshore rigs benefit from contracts that may be renewed for a period equivalent to the original contract term (subject to mutual consent of the parties, but without being subject to an additional bidding round). In addition, we expect that the charter and corresponding service contracts of Urca, Bracuhy and Mangaratiba rigs will have a 15-year term, renewable for an additional five-year period.

Our FPSO backlog is calculated for each FPSO by multiplying our percentage interest in the FPSO by the contracted operating dayrate by the firm contract period, in each case with respect to such FPSO. As a result, our backlog as of any particular date may not be indicative of our actual operating results for the periods for which the backlog is calculated. See “Risk Factors—Risk Factors Related to our Company—Our customers may seek to renegotiate certain of our drilling contracts if we experience excessive delivery and acceptance delays for our assets, downtime, operational difficulties or safety-related issues, which would materially adversely affect our ability to realize our backlog of contract drilling revenue.”

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The following table sets forth as of March 31, 2012 the amount of our contract drilling and FPSO services backlog related to contracted existing and new projects for the periods indicated.

	2012	2013	2014	2015	2016	2017–2034	Total		%
	(in millions of $)(1)
Ultra-deepwater (2)	608.3	728.6	728.6	613.1	625.0	4,705.7	8,009.2		67.4%
Deepwater	81.4	108.1	63.4	—	—	—	252.9		2.1%
Midwater	165.7	220.0	220.0	220.0	205.5	166.8	1,198.0		10.1%
FPSOs (3)	15.4	79.7	121.8	117.9	111.3	1,659.4	2,105.6		17.8%
Onshore	95.6	127.4	69.6	17.8	—	—	310.4		2.6%

Total	966.4	1,263.7	1,203.4	968.8	941.9	6,531.9	11,876.1	(4)	100.0%

(1)	Amounts denominated in reais have been converted to U.S. dollars at the selling rate as reported by the Central Bank at March 31, 2012 for reais into U.S. dollars of R$1.8221= $1.00.
(2)	This includes (i) an aggregate amount of $3,899.8 million from charter and service contracts (including management fees) that our joint ventures (with Sete Brasil) and QGOG, respectively, expect to enter into in July 2012 (relating to our 15% interest in three special purpose vehicles, or SPVs, each of which will own an ultra-deepwater semi-submersible rig: Urca, Bracuhy and Mangaratiba); (ii) $2,091.0 million from the Amaralina Star and Laguna Star drillships in which we have a 55% interest, but with respect to which we will receive 100% of the charter and services revenues until the repayment in full of loans we have made to a subsidiary of Delba (with a maximum term of 12 years) to fund its related equity contributions; and (iii) $1,119.4 million from our 12.75% interest in a joint venture with SBM relating to our investment in FPSO Cidade de Ilhabela, assuming we exercise the option to increase our interest by an additional 12.75%.
(3)	This includes only our portion of contracts in proportion to our ownership interest in FPSOs.
(4)	Our total backlog includes any potential rig performance bonuses that we may earn under our charter and services agreements in an aggregate amount of $964.3 million.

The above backlog is based upon dayrates as of March 31, 2012 and on the assumption that we will obtain the full performance bonus under all of our charter and service contracts. In addition, the above excludes the effects of inflation.

Our contract terms and rates may vary depending on competitive conditions, the geographical area to be drilled, equipment and services to be supplied, on-site drilling conditions and anticipated duration of the work to be performed. Oil and gas drilling contracts are performed on a dayrate, footage or turnkey basis. Currently, all of our drilling services contracts are performed on a dayrate basis. In addition to negotiated dayrates, our drilling contracts provide additional remuneration through a performance bonus structure (which varies by contract) that rewards us for the efficient operation of our drilling rigs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Results of Operations—Revenue per Asset, Utilization, Uptime and Dayrates of Our Drilling Rigs.”

In addition to our current backlog, we expect to enter into additional charter and service agreements for new drilling rigs and FPSOs that we construct or acquire under our strategic business plan. By 2020, according to our strategic business plan, we plan to double the number of our ultra-deepwater fleet by 2020.

Contract Bidding

We contract our drilling rigs through (1) project biddings, (2) invitations for proposals or (3) direct negotiation with consortiums.

Most of our drilling rigs (other than QG-I, QG-VIII and QG-IX) are leased to Petrobras. Agreements to supply products and services to Petrobras are subject to bidding processes pursuant to the rules of the Brazilian Petroleum Law and Decree No. 2,745, of August 24, 1998, or Decree No. 2,745. Petrobras prepares profiles of potential bidders outlining their technical, management and financial qualifications. Based upon these profiles, Petrobras pre-selects the service providers that it will invite to participate in a bid. The invitation to bid includes the technical specifications of the project, and each participating bidder must inform Petrobras of such bidder’s agreement with the technical specifications. Upon submission of a bid, Petrobras analyzes the bidder’s proposed price. Petrobras has been granted the flexibility under Decree No. 2,745 to evaluate each bid based upon the technical requirements of each project and to renegotiate the bidder’s price at a later date prior to executing a final agreement with the bidder.

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Invitation for Proposals

Petrobras may lease drilling rigs by means of domestic or international invitations for proposals. The qualification of a company permitted to submit a proposal may be determined either by selection among companies that have previously registered with Petrobras as service providers or by special commissions that meet rigorous technical requirements. Proposals are generally evaluated based upon technical specifications and price. The rules governing each invitation for proposals vary, and Petrobras is granted with the authority to define the weight given to each criterion under any invitation for proposals.

Direct Negotiations

We may also contract our drilling rigs through direct negotiation with our clients, including Petrobras. When leased through a consortium, our drilling rigs may only drill in wells located within the common property of the consortium. The contracting of a drilling rig through a consortium is flexible and the result of free negotiation, with the decision to contract the drilling rig generally resting with the operator of the exploratory block.

Drilling and FPSO Contracts

Term and purpose

We have entered into six offshore drilling rig offshore charter agreements through our subsidiaries. In addition, QGOG has entered into six corresponding offshore drilling rig offshore services agreements. The offshore charter agreements sets forth the terms for the drilling, assessment, completion and workover of wells of oil and/or natural gas, while the corresponding offshore services agreements establish the terms under which QGOG will provide services to our customers related to the operation of the chartered offshore drilling rigs. Our offshore charter agreements and services agreements have matching durations from 1,460 to 2,555 days. These agreements are automatically extended if they expire during drilling operations and will continue until the rig has returned to the port after completing its drilling assignment. The terms of these contracts are renewable for an equal period by mutual consent of the parties.

Our subsidiaries have also entered into two separate charter and services agreements with Petrobras for the charter and operation of two drillships, Amaralina Star and Laguna Star. These drillship charter and services agreements have a term of 2,190 days from the date Petrobras accepts the related drillship for operation, following testing procedures after construction.

QGOG has entered into nine onshore charter agreements and nine corresponding onshore services agreements with our customers. The onshore charter agreements set forth the terms for the completion, cleaning, assessment and drilling of wells, while the corresponding onshore services agreements establish the terms under which QGOG will provide services to our customers related to the operation of the leased rigs.

QGOG’s onshore charter agreements and corresponding services agreements have terms between 365 and 1460 days. Automatic extensions are provided in the event they expire during the course of a drilling operation. The term of each charter agreement and the corresponding services agreement are identical. By mutual consent, QGOG and our customers may renew the terms of a charter and service agreements for a period equal to the original terms of such charter and service agreement.

We are currently involved in four FPSO projects: FPSO Capixaba, FPSO P-63, FPSO Cidade de Paraty and FPSO Cidade de Ilhabela. As of the date of this prospectus, the FPSO Capixaba is the only operational FPSO in which we have an equity interest. FPSOs Cidade de Paraty, Cidade de Ilhabela and FPSO P-63 are currently under construction. FPSO Cidade de Paraty is expected to commence operations by March 2013, FPSO P-63 is expected to commence operations by mid-2013, and FPSO Cidade de Ilhabela is expected to commence operations by July 2014. Under our partnership with BWO, we hold a 40% interest in the operating contract for the FPSO P-63, which is 100% owned by Petrobras.

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The FPSO charter agreements set forth the terms for the production (which includes oil, gas and water separation, water treatment/reinjection and gas compression), oil storage and offloading services. The corresponding FPSO services agreements establish the terms under which we will provide the corresponding services to our customers.

FPSO Capixaba is operating under a 12-year charter agreement (effective May 2010), renewable for another three years, with the services agreement having an identical term. With respect to the FPSO Cidade de Paraty, we have entered into a 20-year charter agreement and corresponding services agreement with Tupi B.V., a consortium formed by Petrobras, BG and Galp. With respect to the FPSO Cidade de Ilhabela, QGOG and SBM Holdings entered into a 20-year charter agreement with Guará B.V., a consortium formed by Petrobras, BG and Repsol-Sinopec, and a corresponding services agreement with Petrobras. The FPSO P-63 operating agreement has a term of 50 months, starting with first oil production and may be extended by up to three years by mutual agreement.

Liability and other terms

Pursuant to our charter agreements and the corresponding services agreements, the liability of our subsidiaries and QGOG for losses and damages is limited to direct damages (excluding lost profits and indirect damages). Liability for direct damages does not include possible liabilities towards third parties or government authorities.

Our subsidiaries are also liable for environmental damages caused by oil spills, oil waste or other discharges into the ocean. All drilling and FPSO agreements have provisions that limit our liability for environmental damages providing specifically that our customers must indemnify us for losses which may exceed specified amounts. Our customers are held harmless from any claims raised against them as a result of our actions or omissions.

Our subsidiaries party to our charter agreements and corresponding services agreements are not liable for losses, damages or harms caused by kicks, blowouts, surges or formation tests.

In addition to any fines that may be imposed by law, our customers may impose penalties on QGOG in certain cases, including, but not limited to, continuous poor performance.

Termination

Our customers may terminate the charter or services agreements (with no obligation to compensate or indemnify our subsidiaries for their termination) upon the occurrence of certain events, including, among others, (1) certain compliance breaches by our subsidiaries with contractual clauses, specifications or timeframes, (2) bankruptcy, dissolution, or change of our subsidiaries’ corporate purpose or structure, which at our customer’s discretion may adversely affect the performance of the charter or service agreement, (3) exclusively in relation to the agreements executed with Petrobras, interruption of the charter without cause or prior notice to Petrobras, (4) repeated performance failure, such that the aggregate amount of default penalties has reached a certain percentage (depending on the contract) of the global contract amount, (5) suspension of the charter for more than 90 consecutive days as determined by competent authorities, as a result of causes attributable to the chartering and servicing subsidiaries, or (6) the occurrence of a force majeure event causing the performance of the agreements to be impossible.

Supply and Subcontractor Agreements

We are party to supply and subcontractor agreements that support our contractual obligations with our customers and our business activities, including engineering services, project design, evaluation of technical, economic and environmental viability and construction services. In the aggregate, these agreements are relevant to our business principally through the construction of our drilling and FPSO units given that when a unit is operational, we are responsible for its maintenance, and the concessionaire of the applicable concession block bears a significant portion of the operating costs in respect of the platform, including supply vessels, transportation, fuel and other general supplies.

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Shareholder and Joint Venture Agreements

Shareholders Agreement Related to FPSO Capixaba

In connection with the construction and operation of the FPSO Capixaba, on March 16, 2007, QGOG entered into a shareholders agreement with SBM Holding and Star International, our indirect subsidiary, relating to the operation of joint venture companies for the ownership, commissioning and operation of the FPSO Capixaba, or the Capixaba Shareholders Agreement.

In connection with the entry into the Capixaba Shareholders Agreement, SBM Holding agreed to sell to Star International (1) 20% of the outstanding shares of Espírito do Mar, an affiliate of SBM Holding that has entered into the charter agreement with Petrobras related to the charter of the FPSO Capixaba and (2) 20% of the outstanding shares of Capixaba Venture, an affiliate of SBM Holding incorporated for the purpose of holding the shares of SBM Capixaba Operações Marítimas Ltda., or SBM Capixaba Operações. SBM Capixaba Operações has entered into a services agreement with Petrobras setting forth the terms and conditions for the provision of services, including receiving, processing, storing and offloading oil aboard the FPSO Capixaba.

On July 18, 2011, QGOG, SBM Holding, Star International and Arazi, our indirect subsidiary, entered into a novation and amendment to the Capixaba Shareholders’ Agreement pursuant to which Star International transferred its interest in the Capixaba Shareholders’ Agreement to Arazi. In connection with this novation and amendment, Star International’s shares in Espírito do Mar and Capixaba Venture were transferred to Arazi pursuant to share transfer agreements. As a result, SBM Holding and Arazi own 80% and 20%, respectively, of each of Espírito do Mar and Capixaba Venture.

Arazi and SBM Holding have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Espírito do Mar and Capixaba Venture and the rights of the shareholders in such entities. The Capixaba Shareholders Agreement also provides that the shares in Espírito do Mar and Capixaba Venture are subject to restrictions on transfer.

The due and punctual observation and performance by Arazi of all of its obligations to SBM Holding under the Capixaba Shareholders Agreement is fully and unconditionally guaranteed by QGOG.

Shareholders Agreements Related to Amaralina Star and Laguna Star

In connection with the construction and operation of the Amaralina Star and Laguna Star, on June 24, 2010, Constellation entered into two substantially similar shareholders agreements with Alperton related to the ownership, commissioning and operation of the Amaralina Star and Laguna Star, or the Amaralina/Laguna Shareholders Agreements.

Under the Amaralina/Laguna Shareholders Agreements, Constellation and Alperton have incorporated Amaralina Star Ltd. and Laguna Star Ltd. Each of Amaralina Star Ltd. and Laguna Star Ltd. is 55% owned by Constellation and 45% owned by Alperton. Alperton, which is 51% owned by Comercial Perfuradora Delba Baiana Ltda. and 49% owned by Interoil Representação Ltda., was formed for the sole purpose of participating in the special purpose companies that own Amaralina Star and Laguna Star. Amaralina Star Ltd. and Laguna Star Ltd. are each borrowers under the $943.9 million credit facility entered into in order to finance the construction of Amaralina Star and Laguna Star. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

In connection with the Amaralina/Laguna Shareholders’ Agreement, we made a loan of $130.6 million to Alperton. See “Certain Relationships and Related Party Transactions.” Until this loan is repaid, we will receive 100% of the charter revenues from the charter contract with Petrobras.

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Under the Amaralina/Laguna Shareholders’ Agreement, Delba Drilling B.V. assigned each charter contract related to the Amaralina Star and Laguna Star drillships to certain wholly-owned subsidiaries of Amaralina Star Ltd. and Laguna Star Ltd. Each services agreement related to Amaralina Star and Laguna Star has been assigned to QGOG. Petrobras has acknowledged and approved these assignments. The Amaralina/Laguna Shareholders Agreements also confirmed the novation of contracts with the builder of the drillships in respect of the engineering, procurement and construction of Amaralina Star and Laguna Star by Amaralina Star Ltd. and Laguna Star Ltd., respectively.

The Amaralina/Laguna Shareholders Agreements set forth certain circumstances under which Constellation and Alperton may be subject to cash calls, which may be funded in the form of subordinated loans, to the extent that the total expenditure requirements for this project exceed cash available from the financing of this project. Further, pursuant to the Amaralina/Laguna Shareholders Agreements, Constellation and Alperton have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Amaralina Star Ltd. and Laguna Star Ltd. and the rights of the shareholders in such entities. The Amaralina/Laguna Shareholders Agreements also provide that the shares in Amaralina Star Ltd. and Laguna Star Ltd. are subject to restrictions on transfer.

Shareholders Agreement Related to FPSO Cidade de Ilhabela

In connection with the construction and operation of the FPSO Cidade de Ilhabela, on March 20, 2012, Arazi, our indirect subsidiary, entered into a shareholders agreement with SBM Holding, Mitsubishi and our indirect subsidiary, Lancaster Project Corp., or Lancaster, relating to the operation of joint venture companies for the ownership, commissioning and operation of the FPSO Cidade de Ilhabela, or the Ilhabela Shareholders Agreement.

Under the Ilhabela Shareholders Agreement, Arazi, SBM Holding, Mitsubishi and Lancaster have incorporated the following joint venture companies: Guara Norte S.à.r.l, or Ilhabela Charterer, Guara-Norte Operações Marítimas Limitada, or Ilhabela Operator, and Guara Norte Holding Ltd., or Ilhabela Holding, which holds the shares of Ilhabela Operator. In connection with entering into the Ilhabela Shareholders Agreement, shares in each of Ilhabela Charterer and Ilhabela Holding were sold pursuant to share sale agreements to certain of the parties to the Ilhabela Shareholders Agreement resulting in Ilhabela Charterer being owned 62.25% by SBM Holding, 25.00% by Mitsubishi and 12.75% by Arazi, and Ilhabela Holding being owned 62.25% by SBM Holding, 25.00% by Mitsubishi and 12.75% by Lancaster. Arazi and Lancaster have the option to increase their 12.75% equity in Ilhabela Charterer and Ilhabela Holding by purchasing up to 12.75% additional equity in Ilhabela Charterer or Ilhabela Holding, as applicable, from SBM Holding within fifteen days of the final acceptance date of the FPSO Cidade de Ilhabela under the charter agreement related thereto.

The parties to the Ilhabela Shareholders Agreement expect Ilhabela Charterer to enter into a project loan agreement for the purpose of financing the construction and operation of the FPSO Cidade de Ilhabela.

Pursuant to the Ilhabela Shareholders Agreement, Arazi, SBM Holding, Mitsubishi and Lancaster have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of Ilhabela Charterer, Ilhabela Operator and Ilhabela Holding and the rights of the shareholders in such entities. The Ilhabela Shareholders Agreement also provides that the shares in Ilhabela Charterer, Ilhabela Operator and Ilhabela Holding are subject to restrictions on transfer.

Consortium Agreement Related to FPSO P-63

In connection with the operation of the FPSO P-63, on January 4, 2010, QGOG and BWO entered into a consortium agreement, pursuant to which they agreed to perform under the operating contract, or the P-63 Operating Agreement, with Petrobras with respect to the FPSO P-63, or the P-63 Consortium. Pursuant to the P-63 Consortium, BWO and QGOG have a 60% and 40% participating interest, respectively, in the P-63 Consortium and BWO is the leader of the P-63 Consortium.

Pursuant to the P-63 Operating Agreement, QGOG and BWO have agreed to certain provisions with respect to the high level management, operating committee and certain other corporate governance matters relating to the P-63

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Consortium and the operation of the FPSO P-63. The P-63 Operating Agreement also prohibits assignment or transfer by QGOG or BWO of their interest, rights or obligations under the P-63 Operating Agreement or any of the other contracts related thereto. The P-63 Operating Agreement sets forth certain circumstances under which QGOG and BWO may be required to fund the Brazilian Consortium proportionately to their respective share to the extent that total expenditure requirements of the project exceed cash received from Petrobras under the operations contract related to the FPSO P-63. The P-63 Operating Agreement sets forth provisions with respect to personnel, expenses, technical support and other operational aspects related to the FPSO P-63 and the provision of such services and the funding thereof.

Shareholders’ Agreement related to FPSO Cidade de Paraty

On June 30, 2011, we, through our indirect subsidiary, Lancaster, SBM Holding and Tupi Nordeste Japan Ltd. (a joint venture of Itochu and NYK), or the Tupi joint venture, entered into a shareholders’ agreement, relating to the operation of joint venture companies for the ownership and operation of the FPSO Cidade de Paraty, or the Original Paraty Shareholders’ Agreement.

On March 30, 2012, the Original Paraty Shareholders’ Agreement was amended and restated by a new shareholders agreement, or the Current Paraty Shareholders’ Agreement. The Current Paraty Shareholders’ Agreement was entered into among Lancaster, SBM Holding, the Tupi joint venture, Lula Nordeste Japan S.à.r.l., or Lula, and Arazi. Under the Current Paraty Shareholders’ Agreement, Arazi, SBM Holding and Lula incorporated Tupi Nordeste S.à.r.l, as the new charterer. In connection with the Current Paraty Shareholders’ Agreement, shares in the new charterer were sold pursuant to share sale agreements to certain of the parties of the Current Paraty Shareholders’ Agreement resulting in the new charterer being owned 50.5% by SBM Holding, 29.5% by Lula and 20% by Arazi.

Pursuant to the Current Paraty Shareholders Agreement, Arazi, SBM, Lula and Lancaster have agreed to certain provisions with respect to the appointment, operation, duties and other actions of the Board of Directors and management of the Tupi Nordeste S.à.r.l, Tupi Nordeste Operator and Tupi Nordeste Holding and the rights of the shareholders in such entities. The Current Paraty Shareholders Agreement also provides that the shares in Tupi Nordeste S.à.r.l, Tupi Nordeste Operator and Tupi Nordeste Holding are subject to restrictions on transfer.

Seasonality

In general, seasonal factors do not have a significant direct effect on our business as our drilling rigs are generally contracted for periods of at least 12 months.

Insurance

In our drilling contracts, we generally seek to obtain indemnification from E&P operators for some of the risks relating to our drilling activities. To the extent that we are unable to transfer such risks by contract, we generally seek protection through insurance contracted with reputable insurers (and re-insurers). Our most relevant insurance policies against hazards inherent to our business consist of: (1) our Hull & Machinery policy covering physical damage, including removal of wrecks, wreckage or debris, general average losses, salvage and salvage charges, collision liabilities, sue and labor expenses and war and related risks; and (2) our P&I policy, covering liabilities relating to pollution (except for situations where E&P operators are responsible, as per charter and services agreements), third parties and crew, collisions not covered by our Hull & Machinery policy and removal of wrecks and debris in excess of the coverage by our Hull & Machinery policy. Under our Hull & Machinery policy we are insured for a total sum of $4.1 billion, while under our P&I policy we are insured for a total sum of $1.3 billion, as of April 2012, including the suggested insurance value of the drillships. We also have a business interruption policy for the dynamically-positioned units in operation and we intend to seek to acquire insurance policies related to Amaralina Star and Laguna Star as soon as the operational contracts related thereto are in force. We believe that our insurance coverage is customary for the industry and adequate for our business.

Given our conservative risk management and high safety standards, we seek to reduce our insurance costs and we believe our risk rating is among the lowest in our industry.

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Customers and Marketing

Offshore exploration and production is a capital intensive industry. Operating in deepwater basins significantly increases the amount of capital required to effectively conduct such operations as compared to onshore exploration and production. As a result, a significant number of the most active participants in the deepwater segment of the offshore exploration and production industry are either state-owned oil and gas companies or well-capitalized large independent oil and gas companies. Our current customers are Petrobras, HRT and OGX. For the three months ended March 31, 2012 and for the year ended December 31, 2011, Petrobras accounted for approximately 93% of our gross revenues. We expect that our future customers will continue to be well-capitalized companies, including state-owned oil and gas companies, major integrated oil and gas companies and large independent E&P companies.

Our marketing efforts are centered on building our relationship with Petrobras and other key participants in the oil and gas exploration, FPSO services and drilling industry, such as SBM Holding, Shell Brasil, Anadarko Petroleum Corporation and others, in order to understand and correctly anticipate demand for our services and strategically position ourselves to participate in future opportunities to expand our business or extend current contracts. An important driver of our marketing efforts is the recognition we receive from Petrobras and other industry players for the quality of service we provide.

Intellectual Property

The Queiroz Galvão Group has duly registered the domain names www.qgog.com, www.qgog.com.br and www.qgp.com.br with the Information Nucleus and Internet Coordinator (Núcleo de Informação e Coordenação do Ponto Br). We do not own any other intellectual property the absence of which could materially adversely affect our business.

Employees

Our human capital is a critical component of our business. Attracting, retaining and motivating skilled employees are key factor in our ability to grow our revenues and meet customer expectations. As of March 31, 2012, we had a total of 2,141 employees working across seven sites, six of which are located in Brazil and one of which is located in South Korea.

We employ skilled personnel to operate and provide technical services to, and support for, our rigs. We enjoy low turnover levels among the crew and key officers of our drilling units, which is an important factor in achieving high levels of uptime of our rigs and which is especially critical in the highly competitive skilled-personnel labor market in Brazil. We employ an ongoing, robust training program for all of our employees, which promotes, among other factors, superior safety practices. We use this program to regularly promote people from within our organization into more senior positions. All of our employees benefit from retirement, medical and dental plans, and certain of our employees benefit from an incentive plan.

The breakdown of our employees by location is as follows:

	As of March 31,	As of December 31,
	2012	2011	2010	2009
Location
QGOG - Brazil
Rio de Janeiro	1,379	1,320	968	704
Amazonas	636	671	422	318
Maranhão	78	83	70
Rio Grande do Norte	—	1	61	74
Others	11	10	10	17
Constellation Services
Brazil	14	14	1	1
South Korea	23	21	7	—
Singapore	—	—	6	21
Other	—	—	9	13

Total	2,141	2,120	1,554	1,148

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The breakdown of our employees by department is as follows:

	As of March 31,	As of December 31,
	2012	2011	2010	2009
Department
Onshore Operations	725	765	563	409
Offshore Operations	1,265	1,206	868	631
Corporate	151	149	123	108

Total	2,141	2,120	1,554	1,148

We believe we have a good relationship with the unions that represent our employees. In the past three years, we have not experienced any strikes, demonstrations or business interruptions.

As of March 31, 2012, 64% of our employees are represented by the Brazilian Offshore Workers Union (Sindicato dos Trabalhadores Offshore do Brasil), 30% are represented by FTIEAM (Federação dos Trabalhadores nas Industrias do Estado do Amazonas) and 4% are represented by FETIEMA (Federação dos Trabalhadores da Industria do Estado do Maranhão).

Competition

The oil and gas services industry is highly competitive. We face competition mainly in offshore drilling from competitors such as Diamond Offshore Drilling, Inc., Ensco plc, Ocean Rig UDW, Inc., Odebrecht Óleo e Gás S.A., Petroserv S.A., Seadrill Ltd. and Transocean Ltd. Demand for contract drilling and related services is influenced by a number of factors, including the current and expected prices of oil and gas and the expenditures of oil and gas companies for exploration and development activities. In addition, demand for drilling and related services remains dependent on a variety of political and economic factors beyond our control, including worldwide prices and demand for oil and gas, the ability of OPEC to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and gas reserves, among others.

We believe we are competitive in terms of pricing, performance, equipment, safety and availability of experienced, skilled personnel. In addition, industry-wide shortages of supplies, services, skilled personnel and equipment necessary to conduct our customers’ businesses can occur. Competition for offshore rigs is usually on a global basis, as these rigs are mobile and may be transported at a cost that can be substantial, from one region to another in response to demand. Our largest competitors in the drilling industry have more diverse fleets and may have greater financial resources than we do, which may better enable them to withstand periods of low utilization, compete more effectively on the basis of price, build new rigs or acquire existing rigs.

Brazilian Regulatory Framework

The Brazilian oil and gas regulatory framework

The Brazilian Constitution initially established the federal government’s monopoly over oil, natural gas and liquid hydrocarbons. On November 9, 1995, the Brazilian Congress approved the reform of the oil and gas regulatory system by enacting the ninth Constitutional Amendment to allow the federal government to contract private or state-owned companies to carry out oil and gas upstream and downstream activities in Brazil.

The ANP is responsible for the regulation of the oil and gas industry in Brazil. The ANP’s responsibilities include the granting of oil and gas exploration concessions, by means of a competitive bidding process. The ANP has carried out ten rounds of bidding for exploration blocks since 1999. The exploration of pre-salt reservoirs was specifically regulated in 2010 by Law No. 12.351/10. The pre-salt areas may be operated by Petrobras and its participation may be established by the Brazilian federal government directly (on a no-bid basis) or through participation in a bidding process.

In addition, Law No. 12.351/10 also established a production sharing regime for exploration and production activities in the pre-salt areas and in other areas deemed strategic. This differs from the conventional concession

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regime, in which the concessionaire is granted ownership over the total output in exchange for royalty payments to the grantor of the concession. In a typical production sharing regime, private companies are contracted by the government to explore and produce hydrocarbons in exchange for a stake in the output, in addition to reimbursement for investments made and costs incurred in connection with such exploration and production.

In the concession regime, the terms and conditions of exploration and production activities of each exploration block are governed by the concession contracts executed between the granting authority and the company or consortium of companies that win the bid, including the term of the concession and the rights and obligations of the concessionaire.

Our customers hold concession rights granted by the ANP, and we are indirectly subject to the concession regulations that affect them. Certain requirements are established by the ANP at the time the concession is awarded, such as requirements that a minimum percentage of rig construction costs are allocated to Brazilian suppliers and that a minimum percentage of the rig crew is comprised of Brazilian citizens.

Minimum local content

The share of national industry participation in supplying goods and services for a specific project is called local content. A platform or refinery, for example, that used goods and services in its construction that were largely from Brazil would be considered to have a high level of local content.

Since 2003, the Brazilian federal government has been implementing a policy of imposing minimum local content levels in oil and gas projects in order to increase the participation of the national industry in supplying goods and services and, consequently, to increase employment and income in Brazil. In this context, the Brazilian federal government introduced the Brazilian Oil and Natural Gas Program (Programa de Mobilização da Indústria Nacional de Petróleo e Gás Natural), or Prominp.

Local content percentage is one of the criteria used for evaluating bidding offers for oil and gas exploration and production concession rights in Brazil and the percentage offered by concessionaires is reflected in each concession contract executed. We are indirectly subject to such local contract level requirements since our customers are holders of concession rights.

Minimum local content requirements are also imposed (a) in connection with financing with the Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, a Brazilian state-owned development bank, and (b) in connection with bids solicited by Petrobras for the construction of offshore support vessels.

Petrobras also verifies local content as a requirement for registering service providers and suppliers in its database. The failure to comply with the minimum local content requirements will result in the imposition of certain fines on such service providers or suppliers.

Regulation of the offshore sector

Our drilling rigs and FPSOs are subject to the regulations applicable to vessels navigating in open sea, including those issued by Brazilian Navy, through the DPC.

Our drilling rigs are flagged either in the Republic of Panama, in the Commonwealth of the Bahamas or in the Republic of Liberia, and are subject to the jurisdiction of Panama, Bahamas and Liberia, as the case may be.

Under Panamanian law, the crew hired to work on our rigs flagged in the Republic of Panama may be of any nationality, and are subject to the labor regime of the country whose laws are adopted by the practices and customs of international navigation. Panama ratified the Standards of Training, Certification and Watchkeeping Convention with respect to working conditions onboard vessels, and the tax system and the rates of Panamanian flagged vessels are highly competitive.

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Under Bahamas law, the crew hired to work on our rigs flagged in the Bahamas also may be of any nationality, and are subject to the labor regime of the country whose laws are adopted by the practices and customs of international navigation. The Bahamas also ratified the Standards of Training, Certification and Watchkeeping Convention with respect to working conditions onboard vessels, and the tax system and the rates of Bahamian flagged vessels are also highly competitive.

ANP Regulation No. 43/07 sets forth the regulatory framework for safety of operations concerning oil and gas exploration and production activities in Brazil. It establishes the Operational Safety Management System (Sistema de Gerenciamento de Segurança Operacional), or SGSO, of oil and gas drilling and production facilities. Accordingly, our customers generally require us to put in place risk management systems as well as audit programs that meet the ANP standards.

Violators of ANP regulations are subject to the penalties described in ANP Regulation No. 234/03, including fines, suspension of exploration and production activities, suspension of the right to take part in ANP bids for up to five years, interdiction, seizure, and termination of the relevant concession contract, as the case may be. Violations of safety regulations are subject to fines ranging from R$5,000 to R$5,000,000. If violations create a risk to equipment and facilities as well as to the environment and to human life, operations may be suspended for a period ranging from one to 180 months. The termination of a concession contract may be imposed in case of failure to rectify the violations within periods prescribed by the ANP.

We are subject to routine ANP inspections and our activities are supervised onboard our rigs, in the presence of Petrobras representatives, and we and Petrobras must demonstrate compliance with ANP regulations.

REPETRO

Our results of operations are directly affected by REPETRO. See “Risk Factors—Risks Relating to Our Industry—Changes to, the revocation of, adverse interpretation of, or exclusion from Brazilian tax regimes and international treaties to which we are currently subject may negatively impact us.”

The purpose of the REPETRO program is to reduce the tax burden on the investments for research and production in oil and gas fields. Among other incentives, such reduction is achieved through the total suspension of federal taxes due on the temporary importation of equipment chartered or leased from abroad. The suspension of federal taxes will be in effect until December 31, 2020. REPETRO applies only to goods listed by the Brazilian Federal Revenue, including our drilling rigs.

Furthermore, states in Brazil are allowed to reduce the ICMS applicable to the importation of assets under the REPETRO temporary admission system, resulting in a lower tax burden. In the State of Rio de Janeiro, for example, the ICMS rates related to the importation of assets under REPETRO are as follows: (a) for goods destined to oil and gas production facilities, the tax burden is reduced to 7.5% (non-cumulative basis) or 3% (cumulative basis); and (b) for goods destined to oil exploration facilities, the tax burden is reduced to 0%.

Environmental and Other Regulatory Issues

Main Authorities

The principal authorities that regulate offshore exploration and production activities in Brazil, as well as drillship and FPSO operations, are:

•

ANP, which is a regulatory agency linked to the Ministry of Mining and Energy. ANP is responsible for (1) conducting the bidding rounds and granting the concession contracts for the exploration, development and production of hydrocarbons, (2) regulating oil and gas transportation and marketing activities, and (3) ensuring the availability of fuel supply to the national market under contingency conditions. It also oversees Brazil’s environmental policies and appropriate use of energy;

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•

ANTAQ, which is a regulatory agency linked to the Ministry of Transport. ANTAQ oversees and inspects the services related to water transportation and the development of Brazil’s port and waterway infrastructure;

•

DPC, which supplements the regulatory activities exercised by the ANTAQ, the Port Command (Capitania dos Portos), which supervises commercial offshore activities with respect to navigation and national security, and the Marine Court (Tribunal Marítimo), which is responsible for maintaining the ownership and encumbrances registry for Brazilian vessels and adjudicating navigation disputes;

•	the Brazilian tax authority (Receita Federal do Brasil), or RFB, responsible for granting the REPETRO tax benefits to Brazilian ship owners and operators (see “—REPETRO”).

Brazilian Environmental Regulations

Brazilian environmental law includes international treaties and conventions to which Brazil is a party, as well as federal, state and local laws, regulations and permit requirements related to the protection of health and the environment. Brazilian oil and gas businesses are subject to extensive regulation by several governmental agencies, including the ANP and the IBAMA. Environmental, health and safety laws applicable to our onshore operations are enforced by state authorities, while laws and regulations applicable to offshore operations are predominantly federally enforced. Failure to comply with these laws and regulations may subject us to administrative, criminal and civil liability, including liability regardless of fault in civil cases. We are in substantial compliance with the current environmental laws and regulations.

Offshore drilling in Brazil is subject to environmental licensing by the IBAMA. The main piece of legislation concerning environmental licensing at the federal level is Law No. 6,938/1981, which sets forth the Environmental National Policy and the licensing guidelines for the installation and operation of oil and gas rigs in Brazil.

Brazil is a signatory of the International Convention for the Prevention of Pollution from Ships and the International Convention for Preparedness, Response and Cooperation for Oil Pollution Situations. However, applicable Brazilian federal legislation is much broader, and applies to oil terminals, pipelines and coastal/marine facilities. Under Law No. 9,966/00, oil and gas facilities are required to adopt a Risk Management and Emergency Plan. In addition, all facilities are required to adopt and implement an Oil Pollution Risk Assessment, including a comprehensive manual of internal procedures dedicated to the prevention of oil pollution incidents. Law 9,966/00 also requires that oil and gas facilities adopt and implement an Oil Spill Emergency Plan. Such Emergency Plan is subject to formal approval of IBAMA with respect to the Emergency Plans for offshore facilities or state environmental agencies with respect to the Emergency Plans for onshore facilities. As part of the licensing process, an Individual Emergency Plan describing a contingency plan in case of oil spills, must also be submitted to the competent authorities.

Additionally, Law No. 9,966/00 requires an independent environmental audit to be performed every two years. In the event of environmental incidents, the IBAMA and the ANP must be notified immediately. Legal liability for non-compliance extends to E&P companies, the rig owner, the drilling contractor and the crewmembers. The penalties consist of fines ranging from R$7,000 to R$50,000,000, in addition to other administrative and criminal penalties and civil liability.

We, as well as our officers, directors and employees may be subject to criminal liability and penalties in case of violations of environmental laws and regulations, including imprisonment, fines of up to R$50,000,000, suspension of activities, prohibition to enter into any agreement with the Brazilian federal government or Petrobras or to receive any public subsidies or incentives for up to ten years. Applicable administrative penalties for environmental law violations also include seizure of assets, suspension of activities, revocation of licenses, prohibition to enter into any agreement with the Brazilian federal government or Petrobras for up to three years and cancellation or suspension of financing arrangements with state-owned financial institutions.

Our Brazilian operations are exposed to administrative and criminal sanctions, including warnings, fines and closure orders for noncompliance with applicable environmental laws and regulations. Authorities such as the IBAMA, the ANP and the DPC routinely inspect our facilities and rigs, and may impose fines, restrictions on operations, or other sanctions as provided in the applicable legislation.

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Legal Proceedings

We are regularly involved in litigation, claims and disputes incidental to our business.

In July 8, 2010, the RFB issued a tax assessment against QGOG imposing a penalty in the amount of $19.2 million alleging (1) lack of an allegedly required import license for the importing of Atlantic Star and (2) failure to indicate in the importation documentation for Atlantic Star whether the asset was new or used. QGOG filed an appeal at the administrative level and the RFB annulled the penalty with respect to the alleged lack of required import licensing, reducing the assessed amount to $500,000. Additional administrative appeals were filed against this decision by QGOG and the RFB, which still await trial. QGOG’s chances of loss were assessed as possible.

As of March 31, 2012, except for the above mentioned proceedings, there was no litigation, claim or dispute for an amount, individually or in the aggregate, that was material to our operations. See note 14 of our unaudited condensed combined interim financial information.

On September 2, 2010, QGOG transferred all of its E&P assets to QGEP. In connection with such transfer, pursuant to an indemnity agreement, dated October 28, 2010, QGEP agreed to indemnify QGOG for any losses arising from liability in connection with E&P activities. See “Certain Relationships and Related Party Transactions—Indemnity and Reimbursement Agreements.” On the other hand, QGOG and Constellation, agreed, on January 18, 2011, to indemnify QGEP for any future losses arising from existing and contingent liabilities not related to E&P activities.

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MANAGEMENT

The following description sets forth certain information about our management and management-related matters which we expect will be in place after our corporate reorganization has taken place and this offering has been consummated.

Senior Management

Members of our senior management shall be appointed from time to time by vote of our Board of Directors and hold office for an indefinite period of time until a successor is elected and qualified. There are no statutory officers under Luxembourg law; thus, our Board of Directors is the sole body responsible for managing our affairs and ensuring that our operations are organized in a satisfactory manner.

On April 19, 2012, we entered into mandate agreements with our Chief Executive Officer, Mr. Gouvea Filho and our Chief Financial Officer, Mr. Lima, pursuant to which we formally appointed them to their senior management capacities. In addition, on June 1, 2012, we entered into a mandate agreement with Ms. Hesse, pursuant to which we formally appointed her as our General Counsel. The members of senior management set forth below currently serve as senior managers of QGOG and will be responsible for the day-to-day management of our operations.

Name	Age	Position
Leduvy de Pina Gouvea Filho	57	Chief Executive Officer
Guilherme Ribeiro Vieira Lima	56	Chief Financial Officer
Luiz Alberto Andres (1)	64	Chief Operating Officer
Rodrigo Ribeiro (1)	38	Chief Operating Officer
Gerson Peccioli	56	Chief FPSO Operations Officer
José Augusto Moreira	55	Chief Commercial Officer
José Maurício Faria	51	Chief Administrative Director
Claudia Mathias Bueno Hesse	47	General Counsel

(1)	Luiz Alberto Andres will resign as Chief Operating Officer and Rodrigo Ribeiro will serve as Chief Operating Officer following the consummation of this offering.

Leduvy de Pina Gouvea Filho. Mr. Gouvea Filho, our Chief Executive Officer, joined the Queiroz Galvão Group in May 2009 and has 32 years of global oil and gas services and E&P experience. He is also general director of QGOG. His international experience in the industry included posts in Brazil, the United Kingdom, the United States, Bolivia, France, Dubai, Venezuela and Libya. Prior to joining the Queiroz Galvão Group, Mr. Gouvea Filho served as chief operating officer of San Antonio International Ltd. in Brazil, Vice President of Deep-Water Projects at Schlumberger and General Manager of Health, Safety, Security and the Environment at BG, in the United Kingdom. He also held other Brazilian and regional management positions for other leading global companies in the oil and gas industry. Mr. Gouvea Filho began his career at Petrobras in 1980, as company man on an offshore rig in the Campos Basin and spent the following 17 years in domestic and international operating management positions at Petrobras. Mr. Gouvea Filho holds an engineering degree in mining from Universidade Federal do Rio Grande do Sul and a post graduate degree in petroleum engineering from the Petrobras Training Center.

Guilherme Ribeiro Vieira Lima. Mr. Lima has been the Chief Financial Officer of QGOG since 2004 and was QGOG’s Financial Manager from 1996 to 2004. He obtained extensive experience while working for various other engineering and drilling companies, including UNAP (a company later acquired by San Antonio International Ltd.), Montreal Engenharia and Sotreq, a Caterpillar dealer, as financial and administrative manager, supply manager, operations coordinator and engineering manager. Mr. Lima holds an engineering degree from Universidade Gama Filho, an MBA in Finance from IBMEC – Instituto Brasileiro de Mercado de Capitais, and an MBA degree in Petroleum from Coppe/UFR.

Luiz Alberto Andres. Mr. Andres has been the Chief Operating Officer of QGOG since 2004, and was QGOG’s Operations Manager from 1997 to 2004. He has extensive experience in the oil and gas business, having worked in oil operations since 1980. Mr. Andres has over 35 years of experience working for Construtora Queiroz Galvão (1975-1980) and QGOG. He also worked for Saipem, in Lima, Peru, as operations manager. Mr. Andres holds an engineering degree from Universidade Federal de Juiz de Fora.

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Rodrigo Ribeiro. Mr. Ribeiro has been the General Offshore Operations Manager of QGOG since January 2010. Following the consummation of this offering, Mr. Ribeiro will replace Mr. Andres as the Chief Operating Officer of QGOG. Mr. Ribeiro started his career in 1996 working for Odebrecht Óleo e Gás S.A. prior to joining QGOG in January 2000. Since he joined QGOG, Mr. Ribeiro has held several different positions in the operations division of QGOG, including Maintenance Engineer, Engineering & Support Manager, Operations Engineer and Rig Manager. As Project Manager from 2005 to 2009, Mr. Ribeiro oversaw the upgrades of the Alaskan Star, Atlantic Star and Olinda Star in Brazil. Additionally, he was the Site Manager in charge of the construction of Gold Star and Alpha Star in Singapore. Mr. Ribeiro holds a mechanical engineering degree from Universidade Santa Úrsula, a post graduate degree in petroleum engineering from Fundação Educacional Luiz Reid / Gold Black and a safety engineering degree from Faculdade Salesiana Maria Auxiliadora.

Gerson Peccioli. Mr. Peccioli has been the Chief FPSO Operations Officer of QGOG since August 2010. Mr. Peccioli has more than 30 years of experience in the international oil industry (including posts in Iran, India, Angola, and Libya) as operator and services provider in both production and drilling services. He worked for companies such as Sevan Marine do Brasil (President), Schlumberger (Integrated Projects and New Technology Manager), Petrobras, Brasoil (Operations Manager), among others. Besides his technical qualifications, Mr. Peccioli’s experience includes general administration, as well as economical and financial performance administration. Mr. Peccioli holds a degree in civil engineering from Universidade Federal do Paraná, a degree in petroleum engineering from Petrobras, and an MBA in credits for international business from Universidade Estácio de Sá.

José Augusto Moreira. Mr. Moreira has been the Chief Commercial Director of QGOG since February 2008. Mr. Moreira has extensive experience in the petroleum industry, having worked for 30 years as field engineer and marketing/commercial manager for Baker Hughes, CVB and executive director for Smith International do Brasil. At Smith International, Mr. Moreira also worked as area manager for international operations in Argentina, Bolivia, Colombia, Peru and Venezuela and global account manager responsible for the worldwide Petrobras account. In addition to having taken specialized petroleum engineering coursework (CEP) from Petrobras SEN-BA, Mr. Moreira holds a degree in civil engineering from Universidade Santa Ursula, and a degree in petroleum engineering and an MBA from COPPEAD/UFRJ.

José Maurício Faria. Mr. Faria has been the Chief Administrative Director of QGOG since June 2008. Mr. Faria acquired extensive experience working at KPMG-Brazil for five years, where he participated in several technology projects and reorganizations of Brazilian and non-Brazilian corporations. After working for KPMG-Brazil, Mr. Faria worked as information technology manager at Construtora Queiroz Galvão from April 1997 to June 2008, where he was in charge of information technology projects in Latin America. Mr. Faria holds a business administration degree from Estácio de Sá University and an MBA from PUC-RJ. He has also attended specialized information technology courses in Brazil and in the United States.

Claudia Mathias Bueno Hesse. Ms. Hesse has been our General Counsel since 2010. Ms. Hesse also currently serves as the Corporate Secretary to our Board of Directors. Prior to serving as our General Counsel and Corporate Secretary, Ms. Hesse served as the Legal Counsel of QGOG from 1989 to 2006, and Legal Manager of QGOG from 2006 to 2010. With more than 20 years of experience in our business and industry, Ms. Hesse has been responsible for all legal affairs related to our drilling operations for the past 14 years. From 1996 to 2010, she was also responsible for all legal affairs of our E&P operations until QGOG transferred all of its E&P assets to QGEP. Ms. Hesse holds a law degree from the Universidade Cândido Mendes in Rio de Janeiro, Brazil, a post-graduate business degree in petroleum and gas from the Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia at the Universidade Federal de Rio de Janeiro, Brazil, and is currently obtaining a master’s degree in corporate law from the Instituto Brasileiro de Mercado de Capitais in Rio de Janeiro, Brazil.

Board of Directors

In accordance with Luxembourg law, our Board of Directors is the sole responsible body for managing our affairs and ensuring that our operations are organized in a satisfactory manner.

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Our Amended Articles will provide that our Board of Directors shall have no fewer than three members and that all directors will be appointed for a renewable period of up to two years, with the option of the general meeting of shareholders to classify the appointed directors into different classes. Pursuant to the Articles, the members of our Board of Directors are elected by a general meeting of our shareholders. Resolutions adopted at a general meeting of our shareholders determine the number of directors comprising our Board of Directors, the remuneration of the members of our Board of Directors and each director’s term. Directors may not be appointed for a term of more than six years but are eligible for re-election. The current term of office for each of our directors is two years, with each director being eligible for re-election in 2014. Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. If the office of a director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of our shareholders.

The current members of our Board of Directors are the following:

Name	Position	Age	Date of Appointment
Antônio Augusto de Queiroz Galvão	Chairman of the Board	58	2012
Ricardo de Queiroz Galvão	Director	52	2012
Peter van Opstal (1)	Director	43	2012
Onno Bouwmeister (2)	Director	35	2012
Guilherme de Araujo Lins	Director	49	2012
Luiz Alberto Andres (3)	Director	64	2012
Francis Blanchelande (4)	Independent Director	63	2012
Andres Maldonado (5)	Independent Director	44	2012
Ricardo Belda (6)	Independent Director	67	2012

(1)	We expect Mr. van Opstal to resign from our Board of Directors upon the consummation of this offering.
(2)	We expect Mr. Bouwmeister to resign from our Board of Directors upon the consummation of this offering.
(3)	We expect to appoint Mr. Andres as a member of our Board of Directors upon the consummation of this offering. Please see above under “—Senior Management” for details regarding Mr. Andres’ experience and education.
(4)	We expect to appoint Mr. Blanchelande as an independent member of our Board of Directors upon the consummation of this offering
(5)	We expect to appoint Mr. Maldonado as an independent member of our Board of Directors upon the consummation of this offering.
(6)	We expect to appoint Mr. Belda as an independent member of our Board of Directors upon the consummation of this offering.

Antônio Augusto de Queiroz Galvão. Mr. Galvão has been a member of Constellation’s Board of Directors since 2006, a member of the Board of Directors of QGOG since 2004 and Chief Executive Officer of QGOG since 1986. Mr. Galvão began working at QGOG in 1981 as a field engineer and technical manager. He also worked for Construtora Queiroz Galvão from 1976 to 1981. Mr. Galvão holds an engineering degree from Universidade Federal de Pernambuco and has completed several technical courses in the United States, among them: petroleum engineering at the University of Texas; drilling technology for oil wells at NL Industries; and drilling optimization at the University of Louisiana.

Ricardo de Queiroz Galvão. Mr. Galvão has been a member of Constellation’s Board of Directors since 2006, a member of the Board of Directors of QGOG since 1998 and has been QGOG’s general officer since 2004. He has also been an executive officer of Construtora Queiroz Galvão since 1996. From 1982 to 1996, Mr. Galvão worked as an assistant engineer, contract manager and administrative and financial officer at Construtora Queiroz Galvão. Mr. Galvão holds a degree in civil engineering from Associação Educacional Veiga de Almeida.

Peter van Opstal. Mr. Van Opstal is the commercial director and part of the management team at Orangefield Luxembourg. Prior to that, he practiced for eight years as a tax lawyer at PriceWaterhouseCoopers and Loyens & Loeff in the Netherlands, Curaçao and Luxembourg and for three years as tax manager for NYSE Euronext, in Brussels, Belgium. Mr. Van Opstal has extensive experience structuring cross-border transactions and corporate services administration and serves on the board of directors of numerous companies. Mr. Van Opstal holds a law degree from Leiden University in the Netherlands and an MBA from the Vlerick Leuven-Gent Management School in Belgium.

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Onno Bouwmeister. Mr. Bouwmeister has been the principal relationship manager at Orangefield Luxembourg, a global financial services organization specializing in corporate and fund administration services, since 2008. Prior to that, he practiced as a corporate lawyer for over four years at Kneppelhout & Korthals N.V., in Rotterdam, the Netherlands, and Bates, Wells & Braithwate in London, United Kingdom, practicing in the areas of mergers and acquisitions and corporate law. Mr. Bouwmeister holds a law degree from the University of Utrecht, in the Netherlands.

Guilherme de Araujo Lins. Mr. Lins has been a member of Constellation’s Board of Directors since 2010. He is a senior vice president of Capital International Research, Inc. responsible for private equity in Latin America, with a focus on Brazil. Prior to joining Capital in 2000, Mr. Lins spent eight years with JPMorgan in New York and São Paulo. He is currently based in Geneva. Mr. Lins received a degree in chemical engineering from Universidade Federal do Rio de Janeiro and a management degree from Ecole des Hautes Etudes Commerciales–HEC in France.

Francis Blanchelande. We expect to appoint Mr. Blanchelande as an independent member of our Board of Directors upon the consummation of this offering. Mr. Blanchelande joined SBM Offshore N.V., or SBM Offshore, in 1978 as an Offshore Installation Engineer and held various positions SBM Offshore prior to becoming its Chief Operating Officer from 2007 until retiring in 2011. He also served as a member of the board of directors of SBM Offshore from 1998 until his retirement. Prior to joining SBM Offshore, Mr. Blanchelande served with the French military and held a civilian post at the French Embassy of Buenos Aires in Argentina. Mr. Blanchelande also served as a board member of the Standard P&I Club and was a counsel member of the American Bureau of Shipping prior to his retirement in 2011. Mr. Blanchelande holds a degree in physics from the University of Geneva in Switzerland, and a post-graduate degree in civil engineering from the Ecole Supérieure des Travaux Publics of Paris in France.

Andres Maldonado. We expect to appoint Mr. Maldonado as an independent member of our Board of Directors upon the consummation of this offering. Mr. Maldonado was a senior partner at McKinsey & Company for over 15 years, in New York, Colombia and Brazil until 2010. Since 2007, Mr. Maldonado has been the head of Family Businesses (Empresas Familiares) for Latin America at McKinsey & Company, which assists senior management and shareholders in strategic and organizational businesses transformations, transitioning leadership between generations of family businesses and implementing best corporate governance practices. Prior to becoming a partner at McKinsey & Company, he worked for Citibank in Colombia and New York. Mr. Maldonado has significant experience in the financial sector, having served the banking and corporate governance teams of several of the leading principal banks and financial institutions in Latin America. Mr. Maldonando holds a degree in science at the Colegio de Estudios Superiores de Administración in Colombia, and a business degree and a master’s degree from the Thunderbird School of Global Management in the United States and Switzerland.

Ricardo Belda. We expect to appoint Mr. Belda as an independent member of our Board of Directors upon the consummation of this offering. Mr. Belda joined Alcoa Inc., or Alcoa, in 1968 and held various positions at Alcoa prior to becoming the Executive Vice President of Alcoa and President of Alcoa Europe from 2001 until retiring in 2006. Since his retirement from Alcoa, Mr. Belda has performed consulting services on several acquisitions and has started his own consulting company. Mr. Belda currently serves as a member of Alcoa Brazil’s Advisory Board and is a member of the board of directors of Grupo ARZYZ. Mr. Belda holds a degree in business administration and a master’s degree in economics, both from Mackenzie University in Sao Paulo, Brazil, and a master’s degree in business administration from the University of Sophia Antipolis in Nice, France.

Family Relationships

As of the date of this prospectus, there were no family relationships among the members of our Board of Directors and senior management, other than Mr. Antônio Augusto de Queiroz Galvão, the Chairman of our Board of Directors, who is the first cousin of Mr. Ricardo de Queiroz Galvão, a member of our Board of Directors.

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Committees of the Board of Directors

Prior to the completion of this offering, our Board of Directors shall constitute an Audit Committee and may have such other committees as our Board of Directors shall determine from time to time. The Audit Committee of our Board of Directors shall have the composition and responsibilities described below.

Audit Committee

The members of our Audit Committee are Messrs.              and             , each of whom our Board of Directors has determined is financially literate. Mr.              is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of its Audit Committee is “independent” under the standards of the NYSE and Securities and Exchange Commission regulations. Our Board of Directors expects to appoint a third independent director who is financially literate to be a member of the Audit Committee within one year of the consummation of this offering.

We expect that the Audit Committee’s primary responsibilities will be to assist our Board of Directors’ oversight of: accounting practices; the integrity of financial statements; compliance with legal and regulatory requirements; terms and conditions of related party transactions; the qualifications, selection, independence and performance of our registered public accounting firm, or the independent auditor; and the internal audit function. We will adopt an Audit Committee charter defining the committee’s primary duties in a manner consistent with the rules of the Securities and Exchange Commission and the NYSE and market standards.

Code of Business Conduct and Ethics

Our Board of Directors expects to adopt a Code of Business Conduct and Ethics applicable to our employees, directors and officers that meet the standards of the NYSE.

Compensation

Senior Management

The aggregate cash compensation paid to all members of senior management was $12.4 million for the year ended December 31, 2011. This compensation did not include $0.6 million, which is the amount we paid to an offshore company wholly-owned by our Chief Executive Officer for services contracted in 2009 (prior to becoming our Chief Executive Officer) in connection with the private placement transaction undertaken by Constellation with Capital. The total amount payable under this contract was $1.8 million. As of December 31, 2011, $0.6 million was payable in connection with this agreement. As of the date of this prospectus, no amounts were outstanding under this agreement.

Our senior management participates in our employee benefit plans (including retirement, medical and dental plans) and in an incentive plan on generally the same terms as other employees. See “Business—Employees.”

The compensation that we shall pay to our senior management shall be determined on an annual basis considering the following primary factors: individual performance during the prior year and compensation levels in the relevant segments of the market. We believe that our compensation packages are competitive within the industry in which we operate.

Directors

We paid $180,000 in directors’ fees to the members of the board of directors of Constellation, our subsidiary, for the fiscal year ended December 31, 2011. These fees may be increased from time to time by a resolution of the general meeting of shareholders.

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Equity Compensation Plan

Prior to the completion of this offering, our Board of Directors intends to adopt an omnibus long-term incentive plan, or the 2012 QGOG Constellation Omnibus Long-Term Incentive Plan, under which we will grant equity-based awards to our directors, officers and employees.

The proposed plan is intended to retain and attract individuals and to further our growth, development and financial success by aligning the personal interests of the participants of this plan, through the ownership of our shares and other incentives, with our interests and those of our shareholders. Awards granted under the 2012 QGOG Constellation Omnibus Long-Term Incentive Plan may be incentive stock options, non-statutory stock options, restricted stock, restricted stock units or other share-based awards.

The maximum number of shares that may be delivered in satisfaction of awards under the 2012 QGOG Constellation Omnibus Long-Term Incentive Plan will be                  shares, subject to customary adjustments.

IPO Completion Bonus

Upon the consummation of this offering, we expect to use     % of the net proceeds of this offering, to pay an IPO completion bonus to certain of our employees, including certain members of our senior management.

Corporate Governance

Our Board of Directors is empowered to take any action necessary or desirable for carrying out our corporate objective, except for the powers specifically allocated to the general meeting of our shareholders by Luxembourg law and/or by our Amended Articles (once in effect).

Our Amended Articles will provide that our day-to-day management and the power to represent us in such matters may be delegated to one or more directors, officers or other agents. We expect to delegate day-to-day management to our Chief Executive Officer, Mr. Gouvea Filho, our Chief Financial Officer, Mr. Lima, and our General Counsel, Ms. Hesse, each of whom will be authorized to represent us. However, certain matters may not be delegated by our Board of Directors, including approval of our financial statements, our annual budget, our policies and recommendations made by any committee of our Board of Directors.

Our Amended Articles will provide that we may become bound towards third parties by the joint signatures of two members of our Board of Directors. In addition, our Board of Directors may also empower specific directors to execute binding documents with third parties. In addition, our Board of Directors may also delegate special or limited powers to one or more persons for specific matters, so that we shall be bound towards third parties by the signature(s) of any such person(s) to whom special signatory powers have been delegated by our Board of Directors.

All decisions to be taken by our Board of Directors are subject to a quorum and vote of a majority of the directors. A Chairman of the Board of Directors shall be elected from our members of the Board of Directors. The Chairman has a casting vote in the event of a tie vote. The Chairman of our Board of Directors is currently Antônio Augusto de Queiroz Galvão, who was appointed for a two-year period.

Our Board of Directors must make all decisions in our best interests, and each director must notify the Board of Directors of any possible conflicts between his personal interests and our interests. A director must refrain from participating in any deliberation or decision involving such a conflict. A special report on the relevant conflict of interest transaction must be submitted to our shareholders at the next general meeting before any vote on the matter.

Share Ownership

The common shares beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

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Internal Control over Financial Reporting

We will perform an evaluation of our systems and processes with respect to our internal controls over financial reporting which will allow our management to report on the effectiveness of these controls, as required by Section 404 of the Sarbanes-Oxley Act. We are currently in the process of implementing these controls and expect to have established these policies and procedures before we file our second annual report with the Securities and Exchange Commission, following this initial public offering.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding common shares as of the date of this prospectus and giving effect to this offering by:

•	each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our common shares;

•	each of our directors, director nominees and executive officers individually; and

•	all of our directors, director nominees and executive officers as a group.

The beneficial ownership of our common shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any common shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned after the reorganization assumes 55,632,446 common shares outstanding.

All of our shareholders, including the shareholders listed below, have the same voting rights with respect to their common shares. See “Description of Capital Stock—Voting Rights.” Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

The following table sets forth the beneficial ownership of our common shares as of the date of this prospectus and following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares with respect to this offering.

	Common Shares Beneficially Owned Prior to Offering		Common Shares Beneficially Owned After Offering(1)
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Shareholders
Queiroz Galvão Oil & Gas International S.à.r.l (2)	44,762,537	80.46%			%
Constellation Holdings S.à.r.l (3)	5,788,859	10.41%			%
Constellation Coinvestment Fund S.à.r.l (4)	5,081,050	9.13%			%
Executive Officers, Directors and Director Nominees
Leduvy de Pina Gouvea Filho	—	—			%
Guilherme Ribeiro Vieira Lima	—	—			%
Luiz Alberto Andres	—	—			%
Gerson Peccioli	—	—			%
José Augusto Moreira	—	—			%
José Maurício Faria	—	—			%
Claudia Mathias Bueno Hesse	—	—			%
Antônio Augusto de Queiroz Galvão (5)	—	—			%
Ricardo de Queiroz Galvão (5)	—	—			%
Peter van Opstal (6)	—	—			%
Onno Bouwmeister (7)	—	—			%
Francis Blanchelande (8)	—	—			%
Guilherme de Araujo Lins	—	—			%
Andres Maldonado (9)	—	—			%
Ricardo Belda (10)	—	—			%
All executive officers, directors and director nominees as a group (15) persons)	—	—			%

(1)	Assuming no exercise of the underwriters’ option to purchase additional common shares in this offering.

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(2)	The outstanding shares of Queiroz Galvão Oil & Gas are ultimately beneficially owned by the Queiroz Galvão family.
(3)	Constellation Holdings S.à.r.l. is a wholly-owned subsidiary of CIPEF V Constellation Holding L.P. and Constellation.
(4)	Constellation Coinvestment Fund S.à.r.l is a wholly-owned subsidiary of CIPEF Constellation Coinvestment Fund, L.P.
(5)	Messrs. Queiroz Galvão are beneficial owners of our common shares as a result of their beneficial ownership interests in Queiroz Galvão Oil & Gas as set forth in the table below.
(6)	We expect Mr. van Opstal to resign from our Board of Directors upon the consummation of this offering.
(7)	We expect Mr. Bouwmeister to resign from our Board of Directors upon the consummation of this offering.
(8)	We expect to appoint Mr. Blanchelande as an independent member of our Board of Directors upon the consummation of this offering.
(9)	We expect to appoint Mr. Maldonado as an independent member of our Board of Directors upon the consummation of this offering.
(10)	We expect to appoint Mr. Belda as an independent member of our Board of Directors upon the consummation of this offering.

Queiroz Galvão Oil & Gas International S.à r.l.

Queiroz Galvão Oil & Gas is a holding corporation of the Queiroz Galvão family. The shares of Queiroz Galvão Oil & Gas are ultimately beneficially owned by members of the Queiroz Galvão family.

Queiroz Galvão Oil & Gas was duly formed under the laws of Luxembourg as a private limited liability company (société à responsabilité limitée), having its registered office at 40, avenue Monterey, L-2163 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B164.736 and having a share capital of $20,000.

The following table sets forth the ultimate beneficial owners of Queiroz Galvão Oil & Gas and their respective approximate ownership as of the date of this prospectus.

Queiroz Galvão Oil & Gas International S.à r.l.

Beneficial Owners (1)	Percentage

Antônio Augusto de Queiroz Galvão	8.89%
Carlos de Queiroz Galvão	8.89%
Fernando de Queiroz Galvão	8.89%
Marcos de Queiroz Galvão	8.89%
Maria Dulce de Queiroz Galvão	8.89%
Mauricio Jose de Queiroz Galvão	8.89%
Roberto de Queiroz Galvão	8.89%
Ricardo de Queiroz Galvão	9.16%
Suzana de Queiroz Galvão Gonçalves	9.16%
Cristina de Queiroz Galvão Mariz	9.16%
Carmem Lucia Galvão de S. Leão	9.16%
Paulo Cesar Viana Galvão	1.42%

Total	100.0%

(1)	Indirectly own shares in Queiroz Galvão Oil & Gas through personal investment vehicles.

Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l.

Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l. are holding companies of Capital. They are wholly-owned, respectively, by two investment vehicles, CIPEF V Constellation Holding L.P. and CIPEF Constellation Coinvestment Fund, L.P., respectively, which are investment funds controlled by Capital. Capital has voting and dispositive authority over our common shares held by Constellation Holdings S.à.r.l. and Constellation Coinvestment Fund S.à.r.l., and therefore, Capital beneficially owns such common shares. Constellation Coinvestment Fund S.à.r.l. and Constellation Holdings S.à.r.l. were duly formed under the laws of Luxembourg as private limited liability companies (sociétés à responsabilité limitée), having their registered office at 5, rue Guillaume Kroll, L-1882 Luxembourg, being registered with the register of commerce and companies of Luxembourg.

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Through a CIPEF fund, the Oil & Gas Group of the IFC, a member of the World Bank Group, also indirectly holds a 4.5% equity interest in us. IFC also has a long-standing history of extending credit to us. IFC encourages and assists the companies in which it invests to implement and follow high environmental and social standards.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Board of Directors approves related party transactions that are on an arm’s length basis and on market terms and conditions.

Following the consummation of this offering, our Board of Directors will continue approving related party transactions and our Audit Committee will have oversight responsibility in connection with these related party transactions. We also expect to adopt a written policy ensuring that any transactions between us and our affiliates, including companies under our common management and control, are executed under market conditions and on terms at least equal to those prevailing in transactions with third parties.

We are currently not party to any transaction with, and have not made any loans to, any of our directors or senior management, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

The following table presents the aggregate amounts of our total financial exposure to related parties as of March 31, 2012 and December 31, 2011, 2010 and 2009 and for the three-month periods ended March 31, 2012 and 2011 and the three years ended December 31, 2011, 2010 and 2009. All transactions with related parties are reflected in our combined financial statements.

	As of and for the three- month period ended March 31,		As of and for the year ended December 31,
	2012	2011	2011	2010	2009
	(in millions of $)

Assets
Delba	134.6		130.6	98.4	—
FPSO Cidade de Paraty	34.3		34.3	7.3	—
FPSO Cidade de Ilhabela	26.4		4.1	—	—
QG S.A.	—		—	—	—
QGEP	0.0		—	0.4	—
Manati S.A.	0.2		0.3	0.3	—
FPSO Capixaba	0.9		0.9	0.9	0.9
Espírito do Mar	3.6		3.6	3.4	6.3
Others	0.2		0.1	0.4	1.1

Total	200.2		173.9	111.1	8.2

Liabilities
Delba	134.6		130.6	98.4	—
QG S.A.	5.4		4.2	41.2	—
Others	0.1		0.1	0.1	0.1

Total	140.0		134.9	139.7	0.1

Income
QGEP	—	0.3	0.5	0.8	—
Manati S.A.	—	0.5	1.2	3.9	4.7
Espírito do Mar	0.1	0.1	0.2	0.2	0.2
Others	—	—	0.4	—	—

Total	0.1	0.9	2.3	4.9	4.9

Expenses
QG S.A.	1.1	2.7	15.0	6.3	—
L1T Consultoria Ltda.	—	—	0.2	1.6	0.3

Total	1.1	2.7	15.2	7.9	0.3

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Delba

In connection with the construction and operation of the Amaralina Star and Laguna Star drillships, on June 24, 2010, we entered into two substantially similar shareholder agreements with Alperton, a subsidiary of Delba, related to the ownership, commissioning and operation of the Amaralina Star and Laguna Star. Under these shareholder agreements, we committed to finance, through a loan facility, the amount corresponding to Delba’s percentage of cash calls with respect to Amaralina Star Ltd. and Laguna Star Ltd. (the owners of Amaralina Star and Laguna Star, respectively) through the date of acceptance of the Amaralina Star and the Laguna Star, respectively, by Petrobras. As of March 31, 2012, the total amount outstanding under these loan facilities was $130.6 million. The outstanding principal of these loans bears interest at 12% per annum and matures at the expiration of the respective charter agreements with Petrobras, with the maturity extended for the period of any renewals of the charter agreements, up to a maximum of six additional years. From the date that is six years after the date of acceptance of Amaralina Star and Laguna Star by Petrobras (which is scheduled to occur in October and December 2012, respectively) the loans will bear interest at 13% per annum. Until the repayment of these loans, we will receive 100% of the revenues from the charter agreement with Petrobras. Delba must repay principal and interest commencing in the first quarter following the acceptance date of Amaralina Star and Laguna Star by Petrobras, to the extent Amaralina Star Ltd. and Laguna Star Ltd. make any distribution to or repay any intercompany loans made to them by Alperton.

FPSO Cidade de Paraty, FPSO Cidade de Ilhabela

QGOG has total capital commitments for the completion of the construction of the FPSO Cidade de Paraty and FPSO Cidade de Ilhabela in the aggregate amounts of $102 million and $205 million, respectively. These capital commitments were made in connection with QGOG’s 20.0% equity interest in Tupi Nordeste Ltd., which owns FPSO Cidade de Paraty, and the 12.75% equity interest QGOG holds in Guará B.V., a consortium formed by Petrobras, BG and Repsol-Sinopec, during the construction phase of the FPSO Cidade de Ilhabela. QGOG has the option to increase its participation in Guara B.V. to 25.5% after the final acceptance date.

As of March 31, 2012, we held loans receivable in the amount of $34.3 million and $26.4 million, relating to milestone payments we have made in proportion to our interest in FPSO Cidade de Paraty and FPSO Cidade de Ilhabela, respectively.

QG S.A.

QG S.A. has provided guarantees in connection with certain of our project financings. As of March 31, 2012, we owed QG S.A. $5.4 million and as of December 31, 2011, we owed QG S.A. $4.2 million as consideration for these corporate guarantees. As of December 31, 2010, we owed QG S.A. $9.8 million for corporate guarantee fees and $37.7 million in connection with the purchase of 49% of the common shares of QGOG from QG S.A.

FPSO Capixaba

On March 16, 2007, we made loans to (1) Capixaba Venture and (2) Espírito do Mar, in each case pursuant to a shareholders loan agreement under which Star agreed to advance to each of Capixaba Venture and Espírito do Mar a certain percentage of all sums required to operate their business. As of March 31, 2012, the outstanding amount of the loan we made to Capixaba Venture was $0.9 million and the outstanding amount of the loan we made to Espírito do Mar was $3.6 million. The loan to Capixaba Venture bears interest at LIBOR plus 0.5% per annum. Each loan matures at the end of the period of the charter contract executed between Espírito do Mar and Petrobras. We have the option of converting these respective loans into shares of FPSO Capixaba or shares of Espírito do Mar.

L1T Consultoria Ltda.

On May 2, 2008, QGOG entered into an engineering and consulting services agreement with L1T Consultoria Ltda., or L1T, an entity owned by our Chief Operating Officer and certain of his family members. In 2011, we paid $0.2 million to L1T under this agreement. This agreement was terminated on May 4, 2011 and as of the date of this prospectus, no amounts were outstanding.

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Indemnity and Reimbursement Agreements

We have executed several agreements with QGEP for the reimbursement of expenses and costs incurred by it in connection with E&P assets and activities transferred to QGEP by QGOG.

Indemnity Agreement

On October 28, 2010, QGOG, QGEP and Manati S.A., or Manati, entered into an agreement pursuant to which QGEP agreed to reimburse QGOG for certain expenses related to administrative and legal proceedings in connection with the blocks and fields transferred by QGOG to QGEP. The agreement also addresses the operation and management of these administrative and legal proceedings by the parties and has an indefinite term. Both QGOG and QGEP are jointly liable for the obligations established by the Petroleum Law and the concession agreements, including those obligations assumed prior to the execution of this transfer. Therefore, if any liability concerning liability for the assigned blocks and fields prior to the transfer is imputed to QGOG in the future, we have agreed to assume the financial and administrative costs at such liability. QGOG acquired such blocks prior to 2008 before the reorganization of the Queiroz Galvão Group that led to the transfer of exploration and production assets to QGEP.

On January 18, 2010, QGEP entered into a cross-indemnity agreement with QGOG and its controlling shareholder, Constellation. Pursuant to this indemnity agreement, QGEP agreed to indemnify us for any liability in connection with E&P related activities following their transfer to QGEP that are imputed to us. In addition, QGOG and Constellation agreed to indemnify QGEP for any liability in connection with oil and gas drilling service activities imputed to QGEP.

Reimbursement Agreement

On October 28, 2010, QGEP and QGEPP entered into an agreement pursuant to which they agreed to reimburse QGOG for certain expenses incurred by it on their behalf. Until the ANP’s full approval of the transfer of QGOG’s participating interest in the blocks and fields to QGEP, payments will continue to be made to the original holder of such interest. Therefore, QGOG will continue to make the required payments and will be reimbursed for such expenses by QGEP, QGEPP, or both. This agreement is of indefinite duration.

Administrative Agreements

Our subsidiaries are party to several agreements entered into with QGOG (which is controlled by our controlling shareholders, which hold 51% of QGOG’s voting capital stock), by which the parties agree to share certain administrative resources and their costs. The shared resources include: (1) the activities of accounting and administrative departments and related areas and their respective salaries, expenses and benefits; (2) direct and indirect compensation of executive officers and managers plus related charges; (3) the telecommunications network; (4) information technology, including computer systems, computer terminals, printers, software and IT equipment; (5) travelling and lodging expenses; (6) general expenses, including office materials, cleaning and kitchen materials, maintenance and repair of goods, machines, equipment and facilities; (7) publicity and advertising expenses; (8) cleaning and surveillance expenses; (9) general tasks for administrative support, including legal services, performance of third-party services (human resources, personnel training, temporary labor); (10) books, magazines and journals and mail; (11) all other services and use of fixed or intangible assets shared among the parties, related both to the joint and integrated exploration of the oil and gas E&P infrastructure and the efficient operation of their businesses.

On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities, such as: accounting expenses; administrative expenses, including salaries and benefits; indirect and direct compensation of officers and general managers; information technology, including computer terminal printers, information equipment, among others. This agreement may be terminated by either party, subject to two months prior notice. Since July 1, 2010, costs are shared among the three companies as follows: 80% for QGOG, 19% for Manati, and 1% for QGEP.

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Shareholders’ Agreement

In September 2011, QG S.A. and QGOGPar, our indirect subsidiary, entered into a shareholders agreement and share purchase agreement, pursuant to which QGOGPar purchased 49% of the common shares and 100% of the preferred shares of QGOG. In connection with the shareholders’ agreement, we also entered into a call option agreement in exchange for R$17.8 million to purchase the remaining 51% of QGOG’s common shares. If QGOGPar were to exercise this call option, it would be obligated to pay QG S.A. a nominal amount. QGOGPar may exercise this call option at any time.

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of our share capital and the rights of the holders of our common shares that are material to an investment in the common shares offered by this prospectus. These rights are set forth in our Articles or are provided by applicable Luxembourg law, and these rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of the various states of the United States. We expect to amend and restate our Articles, or the Amended Articles, to, among other things, confer certain additional rights to the holders of our common shares as set forth below prior to the consummation of this offering of the common shares. This summary does not contain all information that may be important to you. For more complete information, you should read our Articles of Association and our Amended Articles, which are attached, or will be attached, as an exhibit to the registration statement filed by us on Form F-1 (of which this prospectus forms a part). For information on how to obtain a copy of our Articles of Association, please read “Where You Can Find More Information.”

Our share capital is comprised of common shares. As of the date of this prospectus, an aggregate of 55,632,446 common shares, with $1.00 nominal value, were issued and outstanding. Each of our common shares entitles its holder to one vote at any general meeting of shareholders.

To our knowledge, as of the date of this prospectus, there are no shareholders arrangements or agreements the implementation or performance of which could, at a later date, result in a change in the control of our company in favor of a third person other than the current controlling shareholders.

Our common shares are governed by Luxembourg law and our Articles. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and our Articles.

General

We are a Luxembourg société anonyme (a public limited liability company). Our legal name is “QGOG Constellation S.A.” We were incorporated on August 30, 2011.

QGOG Constellation S.A. is registered with the Luxembourg Registry of Trade and Companies under number B 163.424.

Our registered office is located at 40, Avenue Monterey, L-2163 Luxembourg.

Our corporate purpose, as stated in Article 2 (“Object”) of our Articles, is the acquisition of ownership interests, in Luxembourg or abroad, in any companies or enterprises in any form whatsoever and the management of such ownership interests. We may in particular acquire by subscription, purchase, and exchange or in any other manner any stock, shares and other securities, bonds, debentures, certificates of deposit and other debt instruments and more generally any securities and financial instruments issued by any public or private entity whatsoever, including partnerships. We may participate in the creation, development, management and control of any company or enterprise. We may further invest in the acquisition and management of a portfolio of patents or other intellectual property rights of any nature or origin whatsoever.

We may borrow in any form and issue notes, bonds and debentures and any kind of debt which may be convertible and/or equity securities. We may lend funds including the proceeds of any borrowings and/or issues of debt securities to our subsidiaries, affiliated companies or to any other company. We may also give guarantees and grant security interests in favor of third parties to secure our obligations or the obligations of our subsidiaries, affiliated companies or any other company. We may further mortgage, pledge, transfer, encumber or otherwise hypothecate all or some of our assets.

We may generally employ any techniques and utilize any instruments relating to our investments for the purpose of their efficient management, including techniques and instruments designed to protect us against creditors, currency fluctuations, interest rate fluctuations and other risks.

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We may carry out any commercial, financial or industrial operations and any transactions with respect to real estate or movable property, which directly or indirectly further or relate to our purpose.

Duration

We have been formed for an unlimited period of time. We expect that our Amended Articles will provide that we may be dissolved at any time by a resolution of the holders of our common shares adopted in the manner required for an amendment to our Amended Articles.

Form and Transfer of Shares

We expect that our Amended Articles will provide that our common shares will be issued in registered form. Our common shares are freely transferable, subject to any restrictions that may be provided for in our Articles and, when in effect, our Amended Articles. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our common shares.

We expect that our Amended Articles will provide that any person who acquires or disposes of our common shares must notify our Board of Directors within five calendar days of the proportion of our common shares held by the relevant person as a result of the acquisition or disposal, where the percentage of common shares held by the relevant person as a result of this transaction reaches, exceeds or falls below a threshold of 5% of our total outstanding common shares.

Share Capital

As of May 2, 2012, our share capital was $55,632,446, represented by 55,632,446 common shares, with a nominal value of $1.00 per share, fully paid up. We expect that our Amended Articles will provide that our authorized share capital will amount to up to $            , represented by up to                  common shares, having a nominal value of one United States dollar per share, fully paid up.

Our common shares have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common shares. We may acquire our common shares subject the provisions of our Articles and our Amended Articles (once in effect) and within the limitations of Luxembourg law.

Issuance of Shares

Pursuant to Luxembourg law, the issuance of the common shares requires the approval by the general meeting of shareholders at the quorum and vote requirements provided for the amendment of our Articles or our Amended Articles once in effect. The general meeting of shareholders may, however, approve an authorized unissued share capital and authorize our Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting, or the Authorized Share Capital. The general meeting may amend, renew or extend such authorized share capital and authorization to our Board of Directors to issue shares.

In case of a share capital increase within the Authorized Share Capital, our Board of Directors, or a duly appointed representative of our Board of Directors, is required under Luxembourg law to go before a Luxembourg notary to record by notarial deed an increase of our share capital by our Board of Directors within one month following the end of the subscription period or within three months from the day on which that period commenced.

Preferential subscription rights

Under Luxembourg law, shareholders in a société anonyme have a preferential right to subscribe for shares issued on the occasion of a share capital increase, where such shares are to be subscribed for in cash. The general meeting of shareholders also has the power to limit or withdraw the shareholders’ preferential subscription rights. In accordance with article 32-3 (5) of the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, a general meeting of shareholders called upon to resolve, at the conditions prescribed

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for amendments to our Articles, either upon an increase of capital or upon authorization to increase the capital, may limit or withdraw the preferential subscription rights or may authorize our Board of Directors to do so. Any proposal to that effect must be specifically announced in the convening notice of the general meeting. Detailed reasons therefore must be set out in a report prepared by the Board of Directors and presented to the meeting dealing in particular with the proposed issue price.

In addition and in accordance with article 32-3 (5), the Board of Directors acting within the limits of the Authorized Share Capital has the power to limit or withdraw the shareholders’ preferential subscription rights.

We expect that our Amended Articles will contain an authorization to our Board of Directors to limit the preferential subscription rights of the holders of our common shares in the context of the Authorized Share Capital and as set forth below under “Increase and Reduction of Capital.” Such authorization to limit or cancel the preferential subscription rights shall be valid for a period of five years from the publication of the Articles or the amendment of the Articles and may be extended by the general meeting of shareholder to the extent permitted by Luxembourg law.

Increase and Reduction of Capital

We may change our capital at any time by a decision of the holders of our common shares adopted in the manner required for an amendment to our Articles. We expect that our Amended Articles will provide that:

(1)	within the limits of the Authorized Share Capital, our Board of Directors will be authorized to issue further common shares, in one or several successive tranches against payment in cash or in kind, with or without an issue premium and without the holders of common shares having a preferential subscription right in accordance with the terms and conditions set out below;

(2)	our share capital may be increased or reduced by a resolution of the general meeting of holders of our common shares adopted in the manner required for an amendment to our Amended Articles;

(3)	subject to the provisions of Luxembourg Law and our Amended Articles, existing holders of our common shares will have a preferential subscription rights in case of issuance of new common shares of the same class, in exchange for contributions in cash, but such existing holder will not benefit from a preferential subscription right in case of issue of new common shares in exchange for a contribution in kind;

(4)	the preferential subscription right may be limited or cancelled by a resolution of the general meeting of holders of common shares adopted in accordance with our Amended Articles or by our Board of Directors if so authorized at such meeting of holders or in accordance with our Amended Articles;

(5)	in the context of the Authorized Share Capital, our Board of Directors may, among other things, determine the conditions of any increase in the share capital, set the subscription price provided that the common shares shall not be issued at a price below nominal value, if any, with or without issue premium, set the date from which the common shares or other financial instruments will carry beneficial rights, set the duration, redemption, interest rates, currency conversion rates and exchange rates of the financial instruments, and limit or cancel the preferential subscription right of existing holders of common shares otherwise applicable to such issuance.

General Meeting of Shareholders

In accordance with Luxembourg law and our Articles and our Amended Articles once in effect, any regularly constituted general meeting of shareholders represents the entire body of our shareholders. The general meeting has full power to adopt and ratify all acts and operations which are consistent with our corporate object.

The annual general meeting of shareholders is held at 10 a.m. (Luxembourg time) on March 15th of each year in Luxembourg. We expect that our Amended Articles will provide that the annual meeting of shareholders will be held on the third Wednesday of May of each year. If that day is a legal or banking holiday, the meeting will be held on the business day immediately following. Other general meetings of shareholders may be convened at any time.

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Each of our common shares entitles the holder thereof to attend the general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of the Articles. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders. Pursuant to Luxembourg law, shareholders of a public company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter.

Luxembourg law provides that our Board of Directors is obligated to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to our registered office at least five days before the holding of the general meeting of shareholders.

Voting Rights

Each common share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.

In addition to the annual general meeting of shareholders described above, other extraordinary general meetings of shareholders are convened to resolve on any other matter to be decided on during the course of the year. This may include amendment to the Articles and certain other matters described below and are subject to the quorum and vote requirements described below.

A general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights (c) approving a legal merger or demerger of our company, (d) dissolution of our company or (e) except as described immediately below, an amendment of the Articles must have a quorum of at least 50% of our issued share capital, except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, such general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes.”

Appointment and Removal of Directors. Members of our Board of Directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the Articles, all directors are elected for a period of up to six years. Further, the Board of Directors is comprised of two categories of directors. We expect that our Amended Articles will provide that all directors will be appointed for a renewable period of up to two years, with the option of the general meeting of shareholders to classify the appointed directors into different classes. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. We expect that our Amended Articles will provide that if the office of a director becomes vacant, the other directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

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Neither Luxembourg law nor our Articles (or our Amended Articles, once in effect) (i) contain any restrictions as to the voting of our common shares by non-Luxembourg residents or (ii) provide for cumulative voting rights to our shareholders in the election of the members of our Board of Directors.

Amendment to our Articles

Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the Articles. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles must have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders. However, our nationality may be changed and the commitments of the holders of our common shares may be increased only with the unanimous consent of the holders of the common shares and bondholders, if any.

Any resolutions to amend the Articles must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up requires approval by an extraordinary general meeting of shareholders to be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor the Articles provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to the Articles, the general meeting of shareholders may approve distributions and our Board of Directors may declare interim distributions, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

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Annual Accounts

Each year our Board of Directors must prepare annual accounts, that is, an inventory of our assets and liabilities, together with a balance sheet and a profit and loss account. Our Board of Directors must also prepare management reports each year on the annual accounts. The annual accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is             . Its address is         , and its telephone number is     .

Listing

We expect to apply to have our common shares approved for quotation on the NYSE under the symbol “QGOG.”

Trading of Shares

Person discharging managerial responsibilities within our company and where applicable, persons closely associated with them, shall declare to the Commission de Surveillance du Secteur Financier and to us, the existence of transactions conducted on their own account relating to our common shares admitted to trading on a regulated market or a similar market (such as the NYSE), or to derivatives or other financial instruments linked to them. The notification shall be made within five working days of each transaction’s execution date. We shall ensure public access to such information in French, German or English on our website.

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SHARES ELIGIBLE FOR FUTURE SALE

Following this offering, we will have an aggregate of                  common shares outstanding. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining                  shares, representing              of our outstanding shares will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We and our executive officers, directors and our shareholders, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of any common shares or any securities convertible into or exchangeable for common shares or in any manner transfer all or a portion of the economic consequences associated with the ownership of our common shares or cause a registration statement covering any of our common shares to be filed, except for the common shares offered in this offering without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Itau BBA USA Securities Inc., the designated representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Eligibility of restricted shares for sale in the public market

Our outstanding common shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions under Rule 144.

Equity Compensation Plans

Although we have not yet implemented any equity compensation plans, we expect to do so prior to the consummation of this offering. The specific terms for the granting of share-based awards to the beneficiaries of our anticipated omnibus incentive plan and the exercise and vesting thereof will be established by the definitive plan once it is implemented. We expect that certain of our directors, officers and employees will be the beneficiaries of such a plan. See “Management—Compensation—Equity Compensation Plans.”

Registration rights

Following the completion of this offering, the holders of up to common shares are, under certain limited circumstances, entitled to request that we register our common shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common shares.

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TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. You are urged to consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common shares that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Certain Luxembourg Tax Considerations for Holders of Common Shares

The following is a summary of material Luxembourg tax considerations of the purchase, ownership and disposition of your common shares that may be applicable to you if you acquire our common shares. In addition, this summary does not address all tax considerations that might be relevant to particular shareholders in light of their personal circumstances or to persons that are subject to special tax rules.

It is included herein solely for preliminary information purposes and is therefore not intended or construed to be, legal or tax or any sort of advice. The summary is not exhaustive and we strongly encourage shareholders to consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our common shares. The summary applies only to shareholders who will own our common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their common shares in the capital of our common shares by virtue of an office or employment. This summary does under no circumstances allow any conclusions to be drawn with respect to issues not specifically addressed.

This discussion is based on the laws of the Grand Duchy of Luxembourg, including the Income Tax Act of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer to as the Grand Duchy of Luxembourg, including the regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this prospectus or with a known future effective date and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). However, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax considerations described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below. Prospective investors are encouraged to consult their own professional advisors as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual holder” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) a solidarity surcharge (contribution au fonds pour l’emploi) on his or her worldwide income from Luxembourg or foreign sources.

In addition, a “Luxembourg corporate holder” means a corporation or other entity taxable as a corporation (that is organized under the laws of Luxembourg under Article 159 of the Luxembourg Income Tax Act) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités), including for the avoidance of doubt the minimum flat income tax of €1,500 for the year ending 2012, municipal business tax (impôt commercial communal) and a solidarity surcharge (contribution au fonds pour l’emploi) on its worldwide income from Luxembourg or foreign sources. A Luxembourg corporate holder is also subject to net wealth tax (impôt sur la fortune) on its worldwide wealth.

Luxembourg established entities who benefit from a special tax regime, such as, for example, undertakings for collective investment subject to the law of December 17, 2010 or specialized investment funds governed by the law of February 13, 2007 or family wealth management companies governed by the law of May 11, 2007 are exempt from income and annual net wealth taxes in Luxembourg.

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For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non-Luxembourg Holder” means any investor in our common shares other than a Luxembourg Holder.

Tax regime applicable to realized capital gains

Luxembourg Holders

Luxembourg individual holders

A Luxembourg individual holder will be subject to Luxembourg income taxes for capital gains in the following cases:

•

if the common shares (1) represent the assets of a business or (2) were acquired for speculative purposes (i.e., disposed of within six months after acquisition), then any capital gain will be levied at ordinary income tax rates (including unemployment fund contributions), subject to dependence insurance contribution levied at a rate of 1.4% and, where common shares represent the assets of a business, subject to municipal business tax levied at a rate of 6.75% for Luxembourg-City for the year ending 2012; and

•

provided that the common shares do not represent the assets of a business (i.e., are held in the private wealth of the Luxembourg individual), and the Luxembourg individual has disposed of them more than six months after their acquisition, then the capital gains are taxable at half the overall tax rate (including unemployment fund contributions) if the common shares belong to a substantial participation (i.e., shareholding representing more than 10% of the share capital, owned by the Luxembourg resident individual or together with his spouse/partner and dependent children, directly or indirectly at any time during the five years preceding the disposal). In this case, the capital gains would also be subject to dependence insurance contribution levied at a rate of 1.4%.

Luxembourg corporate holders

Capital gains realized upon the disposal of common shares by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.80% for the fiscal year ending 2011 for a Luxembourg corporate holder established in Luxembourg City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to Article 166 of the Income Tax Act and the Grand-Ducal Decree of December 21, 2001 (as amended) provided that at the time of the disposal of the common shares (a) the Luxembourg corporate holder of common shares form a stake representing at least 10% of our total share capital or have a cost price of at least €6,000,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held our common shares for an uninterrupted period of at least 12 months. In certain circumstances, the latter exemption may not apply; for example; the capital gains exemption (for gains arising on an alienation of the common shares) does not apply to the amount of previously tax deducted expenses and write-offs related to these common shares.

Non-Luxembourg Holders

Non-Luxembourg Holders will be subject to Luxembourg taxation for capital gains in the following cases (among others):

•

subject to any applicable tax treaty, an individual who is a non-Luxembourg Holder of common shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which the common shares are attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such common shares if such holder has (together with his or her spouse and dependent children) directly or indirectly held a substantial shareholding of more than 10% of our total share capital at any time within a five-year period prior to the disposal of our common shares, and

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either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of common shares occurs within six months from their acquisition (or prior to their actual acquisition).

•

a corporate non-Luxembourg Holder, which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which our common shares are attributable, will be required to recognize capital gains (or losses as the case may be) on the sale of such common shares, which will be subject to corporate income tax and municipal business tax. However, as set forth above for a corporate Luxembourg Holder, gains realized on the sale of the common shares may benefit from the exemption provided for by Article 166 of the Luxembourg Income Tax and the Grand-Ducal Decree of December 21, 2001 (as amended).

•

subject to any applicable tax treaty, a corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the common shares are attributable, and which has held a substantial shareholding of more than 10% of our total share capital directly or indirectly at any time within a five-year period prior to the disposal of our common shares will be subject to corporate income tax on a gain realized on a disposal of such common shares if either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, or (ii) the disposal of such common shares occurs within six months from their acquisition.

Tax Regime Applicable to Distributions

Luxembourg Withholding Tax

A Luxembourg withholding tax of 15% (17.65% if the withholding tax is not deducted from the dividend paid to the shareholder) for the fiscal year ending 2012 is due on dividends and similar distributions to our holders (subject to the exceptions discussed under “—Exemption from Luxembourg Withholding Tax” below). Absent an exception, we will be required to withhold at such rate from distributions to the shareholder and pay such withheld amounts to the Luxembourg tax authorities.

Exemption from Luxembourg Withholding Tax

Dividends and similar distributions paid to our Luxembourg and non-Luxembourg holders may be exempt from Luxembourg dividend withholding tax if: (1) the shareholder is a qualifying corporate entity holding a stake representing at least 10% of our total share capital or acquired the common shares for at least €1,200,000 (or its equivalent amount in a foreign currency); and (2) the shareholder has either held this qualifying stake in our capital for an uninterrupted period of at least 12 months at the time of the payment of the dividend or undertakes to continue to own such qualifying shareholding until such time as it has held the common shares for an uninterrupted period of at least 12 months. Examples of qualifying corporate shareholders are taxable Luxembourg companies, certain taxable companies resident in other EU Member States, capital companies resident in Switzerland subject to income tax without benefiting from an exemption and companies fully subject to a tax corresponding to Luxembourg corporate income tax that are resident in countries that have concluded a treaty for the avoidance of double taxation with Luxembourg.

Under current Luxembourg tax law, payments to shareholders in relation to a reduction of share capital or share premium are not subject to Luxembourg dividend withholding tax if certain conditions are met, including, for example, the condition that we do not have distributable reserves or profits. Proceeds distributed to Luxembourg and non-Luxembourg holders upon the liquidation of the Company are not subject to withholding tax in Luxembourg.

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Reduction of Luxembourg Withholding Tax

Residents of countries that have concluded a treaty for the avoidance of double taxation with Luxembourg may claim application of a reduced rate on or exemption from Luxembourg dividend withholding tax, depending on the terms of the relevant tax treaty.

Tax regime applicable to the distribution of dividends, liquidation proceeds, other profit distributions or equity redemption

Luxembourg Individual Holders

Dividends and other profit distributions are generally taxed at progressive tax rates and subject to dependence insurance contribution levied at 1.4%. The 50% exemption as mentioned below may apply if the conditions are met. Withholding tax levied can in principle be credited against the applicable tax.

Luxembourg Corporate Holders

Dividends, liquidation proceeds, other profit distributions or equity redemption (under certain conditions) derived by a fully taxable resident Luxembourg corporate holder will, in principle, be subject to corporate income tax and municipal business tax. The combined applicable rate (including a solidarity surcharge) is 28.80% for the fiscal year ending 2012 for a Luxembourg corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax Act as amended provided that, at the time of distribution, (a) the Luxembourg corporate holder’s shares form a stake representing at least 10% of the total share capital in QGOG Constellation S.A. or have a cost price of at least €1,200,000 and (b) such qualifying shareholding has been held for an uninterrupted period of at least 12 months or the Luxembourg corporate holder undertakes to continue to own such qualifying shareholding until such time as the Luxembourg corporate holder has held our common shares for an uninterrupted period of at least 12 months.

50% Dividend Exemption—Credit of Luxembourg Withholding Tax on Dividends

Luxembourg Holders

Subject to the satisfaction of certain conditions and assuming, in the case of corporate Luxembourg holders, that the participation exemption does not apply, only half of the gross amount of a dividend distributed to a corporate Luxembourg holder or an individual Luxembourg Holder will be subject to Luxembourg corporate income tax or Luxembourg income tax, respectively.

Withholding tax levied can in principle be credited against the applicable tax subject to certain restrictions.

Net wealth tax

Luxembourg Holders

Luxembourg individual holders are not subject to net wealth tax.

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the common shares held unless (i) Luxembourg Holder is a legal entity not entitled to a specific net wealth tax exemption based on Luxembourg domestic law; or (ii) the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The common shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934, on the valuation of assets (Bewertungsgesetz), as amended.

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Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the common shares held based on Paragraph 60 of the Law of October 16, 1934, on the valuation of assets (Bewertungsgesetz), as amended unless the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.

Registration Tax/Stamp Duty

No registration tax or stamp duty will be payable by a holder of common shares in Luxembourg solely upon the disposal of common shares by sale or exchange.

Estate and Gift Taxes

No estate or inheritance tax is levied on the transfer of common shares upon the death of a holder of common shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of common shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of common shares is a resident of Luxembourg for tax purposes at the time of his death, the common shares are included in its taxable basis for inheritance tax or estate tax purposes.

THE LUXEMBOURG TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. WE ENCOURAGE INVESTORS TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH INVESTOR.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning, and disposing of common shares as of the date hereof, but it does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder’s decision to acquire such common shares. This description applies only to U.S. Holders that hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

•	U.S. Holders holding common shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	U.S. Holders liable for the alternative minimum tax;

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•

tax-exempt organizations or entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” respectively;

•	U.S. Holders that received common shares as compensation for the performance of services;

•	U.S. Holders holding common shares that own or are deemed to own 10% or more of our voting stock; or

•	certain former citizens and residents of the United States subject to tax as expatriates.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of common shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Unless otherwise indicated, this discussion assumes that we are not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Considerations” below. Further, this discussion does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of purchasing, owning, and disposing of common shares, and it does not address the Medicare tax on net investment income. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of purchasing, owning and disposing of common shares in their particular circumstances.

Taxation of distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions paid on common shares generally will be treated as dividends to the extent actually or constructively paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to common shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder’s adjusted tax basis in common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held common shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected

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that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional common shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation provided certain holding period requirements are satisfied. A non-U.S. corporation (other than a PFIC, as described below) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury has determined that the income tax treaty between Luxembourg and the United States constitutes a comprehensive income tax treaty that includes an exchange of information program. Our common shares are expected to be tradable on the NYSE after this offering, and thus we expect to be a qualified foreign corporation. However, even if our common shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year.

Dividends received on the common shares, including any amounts that we withhold in respect of Luxembourg taxes on the dividend, will be treated as foreign source income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances, Luxembourg taxes withheld from distributions on common shares will generally be creditable against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income. The rules governing the foreign tax credit are complex and, therefore, a U.S. Holder should consult an independent tax adviser regarding the availability of the foreign tax credit based on a U.S. Holder’s particular circumstances. Instead of claiming a credit, a U.S. Holder may elect to deduct such otherwise creditable Luxembourg taxes in computing such holder’s taxable income, subject to generally applicable limitations.

Sale or other taxable disposition of common shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held common shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

The amount of the gain or loss realized will be equal to the difference between a U.S. Holder’s adjusted tax basis in the common shares disposed of and the amount realized on the disposition. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder’s initial tax basis in its common shares will be the amount paid for the common shares.

If a Luxembourg tax is imposed on the sale or other taxable disposition of common shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of Luxembourg tax. See “—Certain Luxembourg Tax Considerations for Holders of Common Shares—Tax regime applicable to realized capital gains—Non-Luxembourg Holders” for a description of when a disposition may be subject to Luxembourg taxation. Because both a U.S. Holder’s gain from the sale or other taxable disposition of common shares generally will be U.S.-source gain, and a U.S. Holder may use foreign tax credits to offset only the portion of U.S. federal income tax liability that is attributable to a particular foreign source income, a U.S. Holder may be unable to claim a foreign tax credit with respect to Luxembourg tax on gains. Alternatively, a U.S. Holder may deduct Luxembourg tax on gains if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued for the taxable year. U.S. Holders should consult their tax advisers as to whether Luxembourg taxes on gains may be creditable against their U.S. federal income tax on foreign-source income from other sources.

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Passive foreign investment company considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and certain gains from commodities (other than commodities sold in an active trade or business) and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

Based on certain estimates of our gross income, gross assets, the nature of our business, and, in respect of our 2012 taxable year, the expected use of the proceeds from this offering of common shares and our anticipated market capitalization, we do not believe that we will be classified as a PFIC in our 2012 taxable year or in the future. All or a substantial portion of our income from contract drilling and drilling-related and FPSO services should not be treated as passive income, and thus all or a substantial portion of the assets that we will own and operate in connection with the production of that income should not constitute passive assets, for purposes of determining whether we are a PFIC. However, there can be no assurance that we will not be considered a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (which is determined based on our market capitalization) and activities in those years.

If we were a PFIC for any taxable year during which a U.S. Holder holds our common shares, then, unless such holder makes a “mark-to-market” election (as discussed below), such holder generally would be subject to special and adverse tax rules with respect to any “excess distribution” that is received from us and any gain that is recognized from a sale or other disposition, including certain pledges, of our common shares. For this purpose, distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions received by such holder during the shorter of the three preceding taxable years or the holder’s holding period for our common shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. Holder’s holding period for our common shares;

•

the amount of the excess distribution or recognized gain allocated to the current taxable year, and to any taxable years in the U.S. Holder’s holding period prior to the first day of our first taxable year in which we were treated as a PFIC will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each prior taxable year in which we were a PFIC will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a “lower tier PFIC”) for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

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In addition, if we are a PFIC, special rules apply to the amount of foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC and a U.S. Holder would not be eligible to claim a foreign tax credit for any Luxembourg tax imposed on the disposition of our common shares. Prospective purchasers should consult their own tax advisors regarding the application of such rules.

If we were a PFIC for any taxable year during which a U.S. Holder holds common shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange.” In general, common shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of common shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Our common shares are expected to be tradable on the NYSE, which is treated as a qualified exchange under the applicable Treasury Regulations. However, no assurance can be given that our common shares will be regularly traded for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our common shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If a U.S. Holder owns our common shares during any year in which we were a PFIC, the U.S. Holder generally must file an Internal Revenue Service, or “IRS,” Form 8621 with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information reporting and backup withholding

Information returns may be filed with the Internal Revenue Service in connection with distributions on the common shares and the proceeds from the sale or other disposition of common shares unless a U.S. Holder establishes that it is exempt from the information reporting rules. A U.S. Holder that does not establish this exemption may also be subject to backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number or otherwise comply with the relevant certification procedures. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Foreign Asset Reporting

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, certain U.S. Holders who are individuals are required to report information relating to an interest in common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of common shares.

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UNDERWRITING

Subject to the terms and subject to the conditions contained in an underwriting agreement dated             , 2012, among our company and the underwriters, we have agreed to sell to the underwriters named below, for whom                                                               and                                                               are acting as representatives, and each of the underwriters has agree, severally and not jointly to purchase from us the following respective numbers of common shares:

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Itau BBA USA Securities Inc.
Credit Suisse Securities (USA) LLC
Banco Bradesco BBI S.A. (1)

Total

(1)	Banco Bradesco BBI S.A. is not a U.S. registered broker-dealer and will not effect any sales of our common shares in the United States. Bradesco Securities Inc. is acting as a U.S. registered broker dealer on behalf of Banco Bradesco BBI S.A. in connection with this offering and sale of our common shares in the United States.

The underwriting agreement provides that the underwriters have agreed, severally and not jointly to purchase all the common shares in this offering if any are purchased, other than those shares covered by the option to purchase additional common shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

All sales of the common shares in the United States will be made by U.S. registered broker/dealers.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

We have granted the underwriters the right to purchase                  additional common shares from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional common shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Without exercise of option to purchase additional common shares	With exercise of option to purchase additional common shares
Public Offering Price Per Common Share	$	$
Underwriting Discount	$	$
Proceeds before expenses, to us

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We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        . Our expenses in connection with this offering include fees of Milbank Tweed, Hadley & McCloy LLP, special U.S. counsel to the underwriters, and Lefosse Advogados, Brazilian counsel to the underwriters, which we expect not to exceed $600,000 in the aggregate.

We have agreed that we will not (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares or such other securities, in cash or otherwise), in each case without the prior written consent of                                                               and                                                               for a period of 180 days after the date of this prospectus, other than the common shares to be sold hereunder, any shares of our common stock issued upon the exercise of options granted under any existing incentive plan and other customary exceptions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and our shareholders have agreed to enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of                                                               and                                                              , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers or shareholders in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the representatives, on behalf of the underwriters waive, in writing, such extension.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to have our common shares approved for listing on the NYSE under the symbol “QGOG”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares

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on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to purchase additional securities to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional common shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares, and, as a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over the counter market or otherwise.

The underwriters and/or their respective affiliates have provided, currently provide or may provide in the future various investment banking, commercial banking, financial advisory and/or similar services to us on a regular basis, and maintain normal business relationships with us in their capacity as credit institutions or as lenders under credit facilities, for which they have received and may continue to receive customary fees and commissions.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Rothschild has acted as our financial advisor in connection with this offering. Rothschild is not acting as an underwriter in connection with this offering, and accordingly, Rothschild is neither purchasing common shares nor offering common shares to the public in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of our common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Selling Restrictions

Brazil

This offering has not been registered by and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the securities and exchange commission of Brazil. Any public offering or distribution, as defined under Brazilian laws and regulation, of our common shares in Brazil is not legal

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without such prior registration under Law 6.385, dated December 7, 1976, as amended, or Law 6.385/76. And, accordingly, our common shares have not been and may not be offered or sold, directly or indirectly, to the public in Brazil otherwise than as permitted by the Law 6.385/76 and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Brazil except in circumstances which do not constitute a public offer of securities to the public, subject to CVM requirements and regulations, in accordance with the Law 6.385/76.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of this offering and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State, including any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73.

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Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in this offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Luxembourg

In Luxembourg, this prospectus has not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) and, accordingly, the shares have not been and may not be offered or sold, directly or indirectly, to the public in Luxembourg otherwise than as permitted by the Luxembourg law dated 10 July 2005 relating to prospectuses for securities (as amended from time to time) (the “Prospectus Act”) and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in or from, or published in, Luxembourg except in circumstances which do not constitute a public offer of securities to the public, subject to prospectus requirements, in accordance with the Prospectus Act.

This prospectus does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or in respect of any person to whom it is unlawful to make such an offer or solicitation, and any acceptance of such an offer or solicitation shall not be made unless it occurs in a jurisdiction where such acceptance is authorized.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our company or our common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

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Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this offering. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This offering or invitation which is the subject of this document is only allowed to be made to the persons set out herein. Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(1)

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that

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trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

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LEGAL MATTERS

Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP. Certain legal matters in connection with this offering relating to Brazilian law will be passed upon for us by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados. The validity of the common shares being offered by this prospectus and other legal matters concerning this offering relating to Luxembourg law will be passed upon for us by NautaDutilh Avocats Luxembourg. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Milbank Tweed, Hadley & McCloy LLP. Certain legal matters in connection with this offering relating to Brazilian law will be passed upon for the underwriters by Lefosse Advogados.

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EXPERTS

The combined financial statements as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 of QGOG Constellation S.A. included in this prospectus and in the Registration Statement have been audited by Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. These combined financial statements have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The section in this prospectus titled “Industry” has been reviewed by Fearnley Proctor Group, which has confirmed to us that such section accurately describes, to the best of its knowledge, the offshore drilling industry.

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ENFORCEABILITY OF CIVIL LIABILITIES

Luxembourg

We are a public limited liability company incorporated under the laws of Luxembourg, and as a result, it may be difficult for investors to effect service of process within the United States upon us or to enforce both in the United States and outside the United States judgments against us obtained in U.S. courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, all of our directors are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to affect service of process within the United States on certain of our directors or to enforce against them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

There is uncertainty as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained against us predicated upon the civil liability provisions of the federal securities laws of the United States or (2) entertain original actions brought in Luxembourg courts against us predicated upon the federal securities laws of the United States.

We have been advised by our Luxembourg counsel that the United States and Luxembourg are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards rendered in civil and commercial matters. According to such counsel, an enforceable judgment for the payment of monies rendered by any U.S. federal or state court based on civil liability, whether or not predicated solely upon the U.S. securities laws, would not directly be enforceable in Luxembourg. However, a party who received such favorable judgment in a U.S. court may initiate enforcement proceedings in Luxembourg (exequatur) by requesting enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. Under Articles 678 et seq. of the New Luxembourg Code of Civil Procedure, exequatur will be granted if the Luxembourg court is satisfied that all of the following conditions are met: (1) the foreign court awarding the judgment has jurisdiction to adjudicate the respective matter under applicable foreign rules, and such jurisdiction is recognized by Luxembourg private international and local law; (2) the foreign judgment is enforceable in the foreign jurisdiction; (3) the foreign court has applied the substantive law as designated by the Luxembourg conflict of laws rules, or, at least, the order must not contravene the principles underlying these rules; (4) the foreign court has acted in accordance with its own procedural laws; (5) the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if appeared, to present a defense; and (6) the foreign judgment does not contravene public policy (order public) as understood under the laws of Luxembourg or has been given in proceedings of a criminal nature. In practice, Luxembourg courts now tend not to review the merits of a foreign judgment, although there is no clear statutory prohibition of such review.

Brazil

A judgment obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ). That confirmation, generally, will occur if the foreign judgment (a) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (b) is issued by a competent court after proper service of process is made in accordance with the applicable legislation, (c) is not subject to appeal, (d) is for a sum certain, (e) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese and (f) is not contrary to Brazilian national sovereignty, public policy or “good morals.”

Notwithstanding the foregoing, no assurance can be given that confirmation of a judgment obtained outside Brazil by the STJ will be secured, that the process described above can be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment based on laws of countries other than Brazil.

Original actions filed by investors and based on the U.S. federal securities laws can only be brought in Brazilian courts if (a) the defendant is a person having domicile in Brazil or (b) the dispute arises from facts or acts taken in Brazilian territory.

145

To enforce a foreign judgment or to bring an original action based on U.S. federal securities laws in Brazilian courts, the plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil may be required to post a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may serve to guarantee the payment of such costs and fees. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian court.

146

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our common shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within four months after the end of our fiscal year ended December 31, 2012 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

147

QGOG Constellation S.A.

INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Combined Interim Financial Information as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011 of QGOG Constellation S.A. and its Subsidiaries

Unaudited Condensed Combined Statement of Financial Position as of March 31, 2012	F-3
Unaudited Condensed Combined Statement of Operations for the Three-Month Periods Ended March 31, 2012 and 2011	F-5
Unaudited Condensed Combined Statement of Comprehensive Loss for the Three-Month Periods Ended March 31, 2012 and 2011	F-6
Unaudited Condensed Combined Statement of Changes in Shareholders’ Equity for the Three-Month Periods Ended March 31, 2012 and 2011	F-7
Unaudited Condensed Combined Statement of Cash Flows for the Three-Month Periods Ended March 31, 2012 and 2011	F-9
Notes to the Unaudited Condensed Combined Interim Financial Information as of March 31, 2012 and for the Three-Month Periods Ended March 31, 2012 and 2011	F-10

Combined Financial Statements as of December 31, 2011 and 2010 and for the Years Ended December 31, 2011, 2010 and 2009 of QGOG Constellation S.A. and its Subsidiaries

Report of Independent Registered Public Accounting Firm	F-48
Combined Statement of Financial Position as of December 31, 2011 and 2010	F-49
Combined Statement of Operations for the Three Years Ended December 31, 2011	F-51
Combined Statement of Comprehensive Loss for the Three Years Ended December 31, 2011	F-52
Combined Statement of Changes in Shareholders’ Equity for the Three Years Ended December 31, 2011	F-53
Combined Statement of Cash Flows for the Three Years Ended December 31, 2011	F-54
Notes to the Combined Financial Statements as of December 31, 2011 and 2010 and for the Three Years Ended December 31, 2011	F-55

QGOG Constellation S.A.

Condensed Combined Interim Financial Information for the Three Month Period Ended March 31, 2012

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2012

(in thousands of US$)

ASSETS	Note	March 31, 2012	December 31, 2011

CURRENT ASSETS
Cash and cash equivalents	3	148,618	188,938
Short-term investments	4	150,152	138,672
Restricted cash	5	16,625	26,325
Trade and other receivables	6	61,068	57,827
Inventories	7	78,234	69,964
Recoverable taxes	21.a	2,450	1,114
Receivables from related parties	8	266	360
Other current assets		27,802	16,388

		485,215	499,588

NON-CURRENT ASSETS
Receivables from related parties	8	199,900	173,585
Other noncurrent assets		141	6,944
Investments in joint ventures	9	24,134	22,981
Property, plant and equipment, net	10	4,045,482	3,992,601

		4,269,657	4,196,111

TOTAL ASSETS		4,754,872	4,695,699

(continues)

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2012

(in thousands of US$)

LIABILITIES AND SHAREHOLDERS EQUITY	Note	March 31, 2012	December 31, 2011

CURRENT LIABILITIES
Loans and financing	12	745,018	731,190
Accrued liabilities	11	791,553	722,536
Payroll and related taxes		36,399	36,101
Derivatives	15	31,219	30,806
Trade and other payables		18,215	27,900
Payables to related parties	8	5,422	4,278
Taxes payables	21.b	3,431	2,988
Provisions	13	8,468	8,468
Other current liabilities		37,192	19,725

		1,676,917	1,583,992

NON-CURRENT LIABILITIES
Loans and financing	12	1,651,904	1,709,332
Payables to related parties	8	134,602	130,639
Derivatives	15	97,834	102,904
Deferred income taxes	21.c	9,306	9,415
Other non-current liabilities		11,838	11,711

		1,905,484	1,964,001

SHAREHOLDER’S EQUITY
Capital	16	131,045	131,045
Share premium	16	395,082	395,082
Other reserves		(4,409)	(5,322)
Retained earnings		677,602	653,174

Equity attributable to the owners of the Group		1,199,320	1,173,979
Non-controlling interest		(26,849)	(26,273)

		1,172,471	1,147,706

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,754,872	4,695,699

The accompanying notes are an integral part of these combined interim financial information.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012 AND 2011

(in thousands of US$, except for the earnings per thousand shares)

	Note	March 31, 2012	March 31, 2011

NET OPERATING REVENUE	17	175,143	105,077

COSTS OF SERVICES	18	(115,071)	(78,435)

GROSS PROFIT		60,072	26,642

General and administrative expenses	18	(9,782)	(6,680)
Other income	19	369	143
Other expenses	19	(599)	(8,866)

OPERATING PROFIT		50,060	11,239

Financial income	20	1,121	912
Financial costs	20	(28,055)	(8,638)

FINANCIAL COSTS, NET		(26,934)	(7,726)

Shares of results of joint ventures	9	1,048	584

PROFIT BEFORE TAXES		24,174	4,097

Taxes	21.d	254	423

PROFIT FOR THE PERIOD		24,428	4,520

Net income attributed to the owners of the Group		24,428	8,331
Loss attributed to non-controlling interest		—	(3,811)

Earnings per share
Basic	16	0.44	0.15
Diluted	16	0.44	0.15

The accompanying notes are an integral part of these combined interim financial information.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012 AND 2011

(In thousands of U.S. dollars)

	Note	March 31, 2012	March 31, 2011

PROFIT FOR THE PERIOD		24,428	4,520

OTHER COMPREHENSIVE INCOME
Cash flow hedge fair value adjustments	15	(1,281)	—
Currency translation differences		1,618	1,345

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		24,765	5,865

Income attributed to the owners of the Company		25,341	9,676
loss attributed to non-controlling interest		(576)	(3,811)

The accompanying notes are an integral part of these combined interim financial information.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(In thousands of U.S. dollars)

					Other reserves
	Constellation Overseas Ltd. Capital	QGOG Constellation S.A. Capital	Total Capital	Share premium	Cash flow hedges fair value adjustments	Currency translation differences	Retained earnings	Shareholders equity attributable to controlling interest	Shareholders equity attributable to non-controlling interest	Total of shareholders equity

BALANCES AS OF DECEMBER 31, 2011	130,987	58	131,045	395,082	(27,454)	22,132	653,174	1,173,979	(26,273)	1,147,706

Profit for the period	—	—	—	—	—	—	24,428	24,428	—	24,428
Other comprehensive income for the period	—	—	—	—	(705)	1,618	—	913	(576)	337

Total comprehensive income for the period	—	—	—	—	(705)	1,618	24,428	25,341	(576)	24,765

BALANCES AS OF MARCH 31, 2012	130,987	58	131,045	395,082	(28,159)	23,750	677,602	1,199,320	(26,849)	1,172,471

The accompanying notes are an integral part of these combined interim financial information.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2011

(In thousands of U.S. dollars)

					Other reserves
	Constellation Overseas Ltd. Capital	QGOG Constellation S.A. Capital	Total Capital	Share premium	Cash flow hedges fair value adjustments	Currency translation differences	Retained earnings	Shareholders equity attributable to controlling interest	Shareholders equity attributable to non-controlling interest	Total of shareholders equity

BALANCES AS OF DECEMBER 31, 2010	130,987	—	130,987	395,082	—	27,670	679,695	1,233,434	—	1,233,434

Profit for the period	—	—	—	—	—	—	8,331	8,331	(3,811)	4,520
Other comprehensive income for the period	—	—	—	—	—	1,345	—	1,345	—	1,345

Total comprehensive income for the period	—	—	—	—	—	1,345	8,331	9,676	(3,811)	5,865

BALANCES AS OF MARCH 31, 2011	130,987	—	130,987	395,082	—	29,015	688,026	1,243,110	(3,811)	1,239,299

The accompanying notes are an integral part of these combined interim financial information.

QGOG CONSTELLATION S.A.

UNAUDITED CONDENSED COMBINED INFORMATION OF CASH FLOW FOR THE THREE MONTH PERIOD

ENDED MARCH 31, 2012 AND 2011

(in thousands of U.S. dollars)

	Note	March 31, 2012	March 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period		24,428	4,520

Adjustments for:
Depreciation of property, plant and equipment	10,18	39,468	22,382
Gain on disposals of property, plant and equipment		(78)	—
Shares of results of joint ventures	9	(1,048)	(584)
Provisions for penalties	13,19	—	8,468
Financial charges on loans and financings	12,20	19,550	3,600
Financial expenses from related parties, net	20	1,139	2,721
Derivative contracts	15,20	5,180	(507)
Other financial expenses, net		1,065	1,912
Taxes	21.d	(254)	(423)

		89,450	42,089
Changes in working capital:
Increase in short-term investments		(11,523)	(39,035)
Decrease in restricted cash		9,700	2,308
Increase in trade and other receivables		(2,529)	(7,344)
Increase in receivables from related parties		(72)	—
Increase in inventories		(7,521)	(9,077)
Increase in recoverable taxes		(1,343)	(1,662)
Increase in other assets		(4,713)	(8,500)
Increase/(decrease) in payroll and related charges		(789)	3,134
Increase/(decrease) in trade and other payables		(10,069)	14,572
Increase in payables to related parties		208	2,716
Increase (decrease) in taxes payables		(23)	495
Increase (decrease) in other liabilities		17,368	(14,283)

Net cash generated by (used in) operating activities		78,144	(14,587)

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to related parties	8	(22,389)	(40,355)
Acquisition of property, plant and equipment		(19,521)	(147,700)
Proceeds from sales of property, plant and equipment	19	369	—

Net cash used in investing activities		(41,541)	(188,055)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loans and financing, net of transactions costs and debt discount	12	—	230,000
Interest paid on loans and financing	12	(8,318)	(12,878)
Cash payments on derivatives contracts	15	(11,118)	(8,363)
Repayment of principal on loans and financing	12	(57,164)	(40,944)

Net cash generated by (used in) financing activities		(76,600)	167,815

Decrease in cash and cash equivalents		(39,997)	(34,827)

Cash and cash equivalents at beginning of the period		188,938	84,301

Effects of exchange rate changes on the balance of cash held in the foreign currencies		(323)	(924)

Cash and cash equivalents at end of the period		148,618	48,550

The accompanying notes are an integral part of these combined interim financial information.

QGOG CONSTELLATION S.A.

NOTES TO THE UNAUDITED CONDENSED COMBINED INTERIM FINANCIAL

INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2012

(Expressed in thousands of US dollars – US$, unless otherwise stated)

1.	GENERAL INFORMATION

The condensed combined interim financial information includes QGOG Constellation S.A and Constellation Overseas Ltd. and its subsidiaries (“the Group”).

•

QGOG Constellation S.A., (“QGOG Constellation” or “the Company”) was incorporated in Luxembourg in August 30, 2011 as a “société anonyme”. The Company has its registered address at 40, Avenue Monterey, L-2163 Luxembourg.

•

Constellation Overseas Ltd. (“Constellation”) was incorporated on April 7, 2006 in the British Virgin Islands and operates under the jurisdiction thereof. The address of the registered office is Vanterpool Plaza, 2nd floor Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

QGOG Constellation S.A and Constellation Overseas Ltd are directly controlled by members of the Queiroz Galvão family.

QGOG Constellation S.A.

QGOG Constellation’s objective is to hold investments in Luxembourg or foreign enterprises; to acquire any securities and rights through participation, contribution, underwriting firm purchase or option, negotiation or in any other way and namely to acquire patents and licenses, and other property, rights and interest in property as the Company shall deem fit, and generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same; to enter into, assist or participate in financial, commercial and other transactions, and to grant to any holding company, subsidiary, or fellow subsidiary, or any other company associated in any way with the Company, or the said holding company, subsidiary or fellow subsidiary, in which the Company has a direct or indirect financial interest, any assistance, loans, advances or guarantees; to borrow and raise money in any manner and to secure the repayment of any money borrowed; and finally, to perform any operation which is directly or indirectly related to its purpose.

In May 2012, in connection with a corporate reorganization, QGOG Constellation changed its share capital from 400,000 ordinary shares with a nominal value of €40 to 50,000 common shares with a nominal value of US$50. On the same date, in exchange for the contribution of Constellation, QGOG Constellation issued 55,582,446 common shares with a nominal value of US$1 per share, representing an exchange ratio of one common share of QGOG Constellation for each share of Constellation. As a result, QGOG Constellation S.A. owns indirectly Constellation Overseas and all of the charter and drilling services operations controlled by the Company’s shareholders through four wholly-owned sub-holdings. Since QGOG Constellation and Constellation are under common control, this transaction was recorded using the historical book value of Constellation’s assets and liabilities.

QGOG Constellation S.A.

QGOG Constellation is in process of implementing the second stage of the corporate reorganization which is related to its directly wholly owned subsidiaries. This restructuring will not result in any impact to the Company’s consolidated financial statements. Following is a description of such directly wholly owned sub holdings:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland, which wholly-owns Constellation. Constellation currently wholly-owns, directly and indirectly, the entities which lease and operate onshore and offshore drilling rigs to oil and gas exploration companies.

•

Arazi S.à.r.l, currently a wholly-owned subsidiary of Constellation, is an entity organized under the laws of Luxembourg, which holds investments in the following Floating, Production, Storage and Offloading – FPSO vessels: FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty. This entity will be directly owned by QGOG Constellation.

•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April 2, 2012, which will indirectly wholly-own the entities that are party to Constellation’s offshore charter agreements with Petróleo Brasileiro S.A. (“Petrobras”), excepted the agreements related to Eiffel Rigde C.V.(Lone and Gold offshore drilling rigs).

•

Centaurus S.ar.l., a currently wholly-owned subsidiary of Constellation, is an entity organized under the laws of Luxembourg which directly wholly-owns Eiffel Ridge C.V., an entity that is party to Constellation’s offshore charter agreements with Petrobras related to Lone and Gold offshore drilling rigs.

•

Angra Participações B.V (“Angra”), an entity organized under the laws of Netherlands on May 12, 2012, which will hold a 15% equity interest in three Special Purpose Entities, each with an ultra-deepwater semi-submersible rigs (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil.

The corporate reorganization is driven by improved corporate governance structure and tax efficiency.

The QGOG Constellation’s fiscal year is from January 1 to December 31, except for its first year, which started at August 30, 2011, the incorporation date.

Constellation Overseas Ltd

The Constellation and its subsidiaries are authorized to: (a) hold interests in other companies; and (b) acquire, charter and operate drilling equipment and ships.

The Constellation has investments in subsidiaries that charter and operate onshore and offshore drilling rigs for exploration and production companies operating in Brazil. Currently, the Group charters rigs mainly to Petrobras, and also to OGX Maranhão Petróleo e Gás Ltda. and HRT O&G Exploração e Produção de Petróleo Ltda. (“exploration and production companies”).

QGOG Constellation S.A.

The Group’s fleet of assets is currently comprised of:

Assets	Type	Start of operations
QG-I	Onshore drilling rig	1981
QG-II	Onshore drilling rig	1981
QG-III	Onshore drilling rig	1987
QG-IV	Onshore drilling rig	1996
QG-V(1)	Onshore drilling rig	2011
QG-VI	Onshore drilling rig	2008
QG-VII	Onshore drilling rig	2008
QG-VIII(1)	Onshore drilling rig	2011
QG-IX(1)	Onshore drilling rig	2011
Alaskan Star	Offshore drilling rig	1994
Atlantic Star(2)	Offshore drilling rig	1997
Olinda Star	Offshore drilling rig	2009
Gold Star	Offshore drilling rig	2010
Lone Star(1)	Offshore drilling rig	2011
Alpha Star(1)	Offshore drilling rig	2011
Amaralina Star (3)	Drillship	Under construction
Laguna Star (3)	Drillship	Under construction

(1)	The start of charter and operation of drilling rigs in 2011 began in the following months: on April – Lone Star, QG-V, QG-VIII and QG-IX; and on July – Alpha Star.
(2)

In July 2010, the Atlantic Star rig had an incident with no damage to the structure of the platform or loss of the equipment involved. The rig management was able to take advantage of the resulting interruption to operations to bring forward to October 2010 an upgrade which previously had been scheduled for a later period. The upgrade was concluded in February 2011.

(3)

Amaralina Star and Laguna Star are currently under construction in partnership with Alperton Capital Limited (“Delba”) described in Note 11. Amaralina Star and Laguna Star are expected to start their operations in the last quarter of 2012.

As of March 31, 2012, the Group presents working capital deficiency in the amount of US$1,191,702 (US$1,084,404 in December 31, 2011), mainly as a result of investments made during the last 2 years in onshore and offshore drilling rigs and drillship equipment. The working capital deficiency as of March 31, 2012 is principally related to accrued liabilities in the amount of US$791,553 (US$722,536 in December 31, 2011) related to the construction of the Amaralina and Laguna Star drillships (Note 12). The Group strategy in relation to this working capital deficiency includes a long-term debt facility which negotiation process commenced in 2011 with the banks and the loan agreements in the amount of US$943,863 signed on March 27, 2012 relating to these drillships. This debt facility has a term of up to 6 years. Given the Group significant backlog of US$6,818,056 (which includes US$547,386 of bonus performance) relating to existing contracts as of March 31, 2012, Management is also exploring other opportunities to obtain additional long-term financing.

QGOG Constellation S.A.

Although the Group has long-term contracts, the operations are indirectly dependent upon conditions in the oil and natural gas industry and, specifically, on the exploration and production expenditures of oil and natural gas companies. The demand for charter and operate contracts for drilling and related services provided to the Group’s customers is influenced by, among other things, oil and natural gas prices, expectations about future prices, the cost of producing and delivering oil and natural gas, government regulations and local and international political and economic conditions.

FPSO Cidade de Ilhabela

On March 20, 2012, Arazi and Lancaster, Constellation’s subsidiaries, signed a shareholders’ agreement with SBM and Mitsubishi, in order to create Guara Norte S.à.r.l. (“Guara Norte”) and Guara Norte Operações Marítimas Limitada (“Guara Norte Operações Marítimas”). These entities will respectively charter and operate the FPSO Cidade de Ilhabela for Petrobras for 20 years with an expected date for the start of the operations in third quarter of 2014.

The Group has a participation of 12.75% in these entities and has the right to acquire an additional interest of 12.75% from SBM within fifteen days of the final acceptance of the FPSO, based on the capital invested by SBM plus interest of 8% p.a.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

This condensed combined interim financial information was prepared combining the QGOG Constellation and Constellation’s financial information as of March 31, 2012 and for the three month period ended March 31, 2012. For the purpose of the understanding of the content of this interim financial information, this report must be read together with the QGOG Constellation S.A. combined financial statements as of December 31, 2011.

As described in Note 1, in May 2012, the Company’s controlling shareholders completed a corporate restructuring resulting in Constellation becoming a wholly owned indirect subsidiary of QGOG Constellation. This corporate restructuring was accounted for at historical cost as QGOG Constellation and Constellation are under common management and control. These financial information have been prepared by combining the historical financial statements of QGOG Constellation S.A. and the consolidated financial statements of Constellation Overseas Ltd and its subsidiaries.

QGOG Constellation S.A.

2.2	Statements of compliance

The condensed combined interim financial information was prepared as of March 31, 2012 and for the three month period ended March 31, 2012 in accordance with International Accounting Standards (IAS) 34, related to interim financial statements, as issued by the International Accounting Standards Board (IASB).

IAS 34 requires the use of certain accounting estimates by the Group Management. The condensed combined interim financial information was prepared based on historical cost, except for certain financial liabilities, which are measured at fair value.

These condensed combined interim financial information do not include all the information and disclosure items required in the combined annual financial statements therefore, they must be read together with the combined financial statements referring the year ended December 31, 2011, which were prepared according to accounting policies, as described above. There were no changes in accounting policies and critical accounting estimates adopted on December 31, 2011 and March 31, 2012.

3.	CASH AND CASH EQUIVALENTS

	March 31, 2012	December 31, 2011

Cash and bank deposits	55,360	5,240
Cash equivalents	93,258	183,698

Total	148,618	188,938

Cash equivalents represent time deposits with original maturities of less than 90 days or less. These investments are highly liquid and convertible into known amounts of cash, and are subject to insignificant risk of changes in value.

The amounts of cash equivalents are presented below:

Cash equivalents	Financial Institution	Average interest rate (per annum)	March 31, 2012	December 31, 2011

Time deposits	Itau BBA Nassau	0.20%	12,161	73,544
Time deposits	Bradesco S.A. Grand Cayman	0.18%	77,230	110,154
Repurchase agreements (**)	Bradesco S.A.	101% of CDI(*)	3,867	—

Total			93,258	183,698

(*)	CDI – Interbank Deposit Certificate
(**)	Repurchase agreements are contracts in which the bank has the commitment to repurchase the asset back from the Group within a specified time limit.

QGOG Constellation S.A.

4.	SHORT-TERM INVESTMENTS

	March 31, 2012	December 31, 2011
Time deposits	121,625	125,038
Bank deposits certificates	17,527	7,498
Repurchase agreements (*)	11,000	6,136

Total	150,152	138,672

(*)	Repurchase agreements are contracts in which the bank has the commitment to repurchase the asset back from the Group within a specified time limit. As of March 31, 2012 the average repurchase term is seven months.

Short-term investments	Financial Institution	Average interest rate (per annum)	March 31, 2012	December 31, 2011

Time deposits	Deutsche Bank	0.28%	63,258	24,074
Time deposits	Bradesco S.A. Grand Cayman	2.20%	35,244	35,000
Time deposits	Itau BBA Nassau	2.52%	7,053	7,000
Time deposits	ING Bank	0.34%	16,070	35,876
Time deposits	Citibank	0.13%	—	23,088
Bank deposit certificates	Bradesco S.A.	101% of CDI (*)	974	2,142
Bank deposit certificates	Banco do Nordeste – BNB	101,5% of CDI (*)	16,553	5,356
Repurchase agreements	Bradesco S.A.	99,5% of CDI(*)	11,000	6,136

Total			150,152	138,672

(*)	CDI – Interbank deposit certificate

5.	RESTRICTED CASH

Under certain of the Group’s project finance arrangements, surplus cash from operations (after operating expenditures and servicing or payment of debt) is held in designated reserve accounts, up to a level determined in relation to future debt servicing requirements on that financing arrangement.

Cash in these accounts may be only used for operating expenditure on the related rig or for servicing or payment of debt. Cash generated from operations in excess of the required amount of the reserve account is free from restrictions on use and is presented as cash and cash equivalents or short-term investments.

These accounts refer to the financing agreements related to the construction of Lone Star, Gold Star and Olinda Star drilling rigs, as mentioned in Note 12, with original maturity less than one year.

QGOG Constellation S.A.

The amounts in these accounts are presented below:

Restricted cash	Financial Institution	Average interest rate (per annum)	March 31, 2012	December 31, 2011

Time deposits	ING Bank	0.48%	16,625	26,325

Total			16,625	26,325

6.	TRADE AND OTHER RECEIVABLES

	March 31, 2012	December 31, 2011
Trade receivables	61,024	57,747
Other receivables	44	80

Total trade and other receivables	61,068	57,827

Trade receivables principally relate to receivables from Petrobras for charter and services relating to offshore and onshore drilling rigs used in exploration of oil and natural gas in Brazil. Historically, there have been no defaults on receivables or delays in collections and consequently, the Group has not recorded an allowance for doubtful accounts for the periods presented. The average collection period is approximately 30 days. See credit risks in Note 22.

7.	INVENTORIES

Inventories refer basically to materials to be used in the operations of the rigs. The amounts recognized in statement of operations are accounted as costs of services in the account “Materials” as disclosed in Note 18.

QGOG Constellation S.A.

8.	RELATED PARTY TRANSACTIONS

Transactions between the Constellation and its subsidiaries that are part of the Group were eliminated on the consolidation and are not presented in the note below.

The combined intercompany balances as of March 31, 2012 and December 31, 2011 and the intercompany transactions for the three month periods ended March 31, 2012 and 2011, are as follows:

	As of March 31, 2012		For the three month period ended March 31, 2012	As of December 31, 2011		For the three month period ended March 31, 2011
	Assets	Liabilities	Income/(Expenses)	Assets	Liabilities	Income/(Expenses)
Delba (a)	134,602	134,602	—	130,639	130,639	—
FPSO Cidade de Paraty (b)	34,310	—	—	34,310	—	—
FPSO Cidade de Ilhabela (b)	26,402	—	—	4,062	—	—
QG S.A. (c)	—	5,350	(1,143)	—	4,208	(2,721)
Queiroz Galvão Exploração e Produção S.A. (“QGEP”) (f)	24	—	1	44	—	328
Manati S.A. (“Manati”) (f)	169	—	—	316	—	480
FPSO Capixaba (d)	870	—	1	869	—	—
Espírito do Mar (e)	3,616	—	49	3,567	—	47
Other	173	72	—	138	70	(34)

Total	200,166	140,024	(1,092)	173,945	134,917	(1,900)

Total current	266	5,422		360	4,278
Total noncurrent	199,900	134,602		173,585	130,639

(a)	In 2010, Constellation and Delba signed shareholders and loan agreements in order to construct, charter and operate two drillships for Petrobras, the Amaralina Star (“Amaralina”) and the Laguna Star (“Laguna”), through Constellation’s 55% interest in each of Amaralina Star Ltd (“Amaralina” – former Bulzow Capital Inc.) and Laguna Star Ltd (“Laguna” – former Guildford Projects Corp.), the remaining 45% of the shares of these companies being held by Delba.

QGOG Constellation S.A.

Under the agreements, Constellation has committed to finance Delba’s 45% share of expenditures on these projects through the date of acceptance of the drillships by Petrobras, where such expenditures are not funded by Project Finance or by the Charterer. The date of acceptance is expected to occur in last quarter of 2012.

The outstanding principal on the loans receivable bears interest at 12% per annum, compounded annually, up to the sixth anniversary of the sub-charter contract with Petrobras. Thereafter, the loans receivable will bear interest at 13% per annum, compounded. Repayment of interest and principal is scheduled to occur quarterly as from the first quarter end following the Date of Acceptance of the drillships by Petrobras, with the principal being repayable in equal quarterly installments over the six year term of the Petrobras charter contract, starting from the Date of Acceptance. The payables to Delba relate to intercompany loans to Amaralina and Laguna for the same amounts, terms and conditions.

The amounts of the loans receivable from Delba are secured by:

•	A pledge of Delba’s 45% of shares in Amaralina and Laguna.

•	An assignment of dividends payable to Delba by Amaralina and Laguna;

•	An assignment of amounts payable to Delba by Amaralina and Laguna.

Any cash available in Amaralina and Laguna for payment of dividends will be used to repay the intercompany loans to Delba. Amaralina and Laguna may not pay any dividends or other payables to Delba, until the intercompany loans are paid in full. The intercompany loans may be extended in the event that the term of the charter contract with Petrobras is extended. In this case, the new maturity date will be the end date of the extended contract.

Non-compliance with the contracts between Delba and Constellation could result in penalties to either entity. Through March 31, 2012, the Group is in compliance with the requirements of the respective contracts.

(b)	The Group signed a shareholder’s agreement with partners to construct charter and operate FPSOs for Petrobras. The bid contracts for the FPSO are held by one of the proposed partners, SBM, and will be transferred to project companies in which the Group has a 20.0% shareholding related to Project Cidade de Paraty and have 12.75% related to Project Cidade Ilhabela (see Note 1). Loans receivables at March 31, 2012 in the amount of US$34,310 (US$34,310 in December 31, 2011) and US$26,402 (US$4,062 in December 31, 2011) refer to milestones payments made by Constellation in proportion with its participation in the Project Cidade de Paraty and Project Cidade Ilhabela, respectively.

On March 31, 2012 the Group’s main capital commitments for the conclusion of the construction of the FPSO Cidade Paraty and FPSO Cidade Ilhabela, are in the amount of US$26 million and US$37 million, respectively, corresponding to the percentage of interest in these investees.

(c)	The amount of US$ 5,350 (US$4,208 in December, 2011) refers to the fee charged by QG S.A., entity under common control with the Group, for being guarantor of part of Constellation’s loans and financings.

QGOG Constellation S.A.

(d)	Loans bearing interest at LIBOR plus 0.5% per annum with maturity at the end of the charter contract period between Espírito do Mar and Petrobras (2022). Bank guarantees is provided by SBM.
(e)	The loan to Espírito do Mar reflects an effective interest rate of 5.56% per annum with a maturity at the end of the charter contract period between SBM Espírito do Mar Inc. and Petrobras (2022). Bank guarantees are provided by SBM.
(f)	On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities.

Key management personnel remuneration is presented below:

	For the three month periods ended March 31,
	2012	2011

Key management personnel compensation	1,161	1,171

All key management personnel compensation refers to short term benefits.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that is paid to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to the Group and Group growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under Pension Plan as described in Note 24.

This above compensation does not include amounts relating to services provided by the Company’s Chief Executive Officer relating to the private placement transaction undertaken by Constellation with Capital in June 2010 as described in Note 1. These services were contracted in 2009, prior to his nomination as Chief Executive Officer in March 2010. The total amount of this contract was US$1,790. At December 31, 2011 and March 31, 2012, amounts payable under this contract amounted to US$565, which are included in the liability account Payroll and Related Charges.

QGOG Constellation S.A.

9.	INVESTMENTS IN JOINT VENTURES

	March 31, 2012		December 31, 2011
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.
Number of shares	100	100	100	100
Indirect interest	20%	20%	20%	20%
Authorized share capital	82	88	82	88
Current assets	4,719	30,152	3,822	30,339
Noncurrent assets	6,302	348,363	6,333	356,560
Current liabilities	15,289	61,320	13,906	60,085
Noncurrent liabilities	3,484	196,527	3,475	211,909
Shareholder’s equity (deficit)	(7,752)	120,668	(7,226)	114,906

	For the three month periods ended
	March 31, 2012		March 31, 2011
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Net income (loss)	(526)	5,763	(1,930)	4,850

Changes in investments in joint ventures
	For the three month period ended March 31, 2012			For the three month period ended March 31, 2011
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Total
Opening balance	(1,446)	22,981	21,535	1,348	19,159	20,507
Share of results	(105)	1,153	1,048	(386)	970	584

Closing balance	(1,551)	24,134	22,583	962	20,129	21,091

Assets (Interests in joint ventures)	—	24,134	24,134	962	20,129	21,091
Liabilities (Accumulated deficit in joint ventures) (*)	(1,551)	—	(1,551)	—	—	—

(*)	The liability to fund deficit in FPSO Capixaba Venture S.A. is recognized in “Other current liabilities”.

The main activities of the Group’s investments in joint ventures are as follows:

•

Capixaba’s core business is to support operations for contracts in the offshore oil and gas industry. Since March 16, 2007, this company is a shareholder of a Brazilian company which operates the “FPSO Capixaba” unit which is currently located off the Brazilian coast and is chartered to Petrobras.

•

Espírito do Mar’s main activity is to act as an FPSO Owner in support of charter contracts in the offshore oil and gas industry. It is the owner of FPSO Capixaba, which operates off the Brazilian coast and is leased to Petrobras until 2022. The upgrade of FPSO Capixaba was concluded in February 2010.

QGOG Constellation S.A.

10.	PROPERTY, PLANT AND EQUIPMENT

	Equipment under construction	Equipment in operation
		Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total
Cost
Balance as of December 31, 2010	1,511,660	374,018	319,965	—	530,128	—	527,915	131,211	24,008	3,418,905
Additions	85,232	1,654	19,969	—	3,779	—	1,010	13,391	4,333	129,368
Currency translation differences	—	—	—	—	—	—	—	2,529	1,365	3,894

Balance as of March 31, 2011	1,596,892	375,672	339,934	—	533,907	—	528,925	147,131	29,706	3,552,167

Balance as of December 31, 2011	966,846	378,708	334,568	718,636	536,701	639,844	531,137	170,837	29,511	4,306,788
Additions	89,554	—	—	38	9	97	167	424	581	90,870
Disposals	—	(265)	(4)	—	—	—	—	—	(69)	(338)
Currency translation differences	—	—	—	—	—	—	—	2,704	440	3,144

Balance as of March 31, 2012	1,056,400	378,443	334,564	718,674	536,710	639,941	531,304	173,965	30,463	4,400,464

QGOG Constellation S.A.

	Equipment under construction	Equipment in operation
		Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total
Accumulated depreciation
Balance as of December 31, 2010	—	(33,707)	(45,338)	—	(23,949)	—	(36,562)	(45,342)	(13,098)	(197,996)
Depreciation	—	(4,240)	(3,931)	—	(5,829)	—	(5,579)	(2,381)	(422)	(22,382)
Currency translation differences	—	—	—	—	—	—	—	(989)	(353)	(1,342)

Balance as of March 31, 2011	—	(37,947)	(49,269)	—	(29,778)	—	(42,141)	(48,712)	(13,873)	(221,720)

Balance as of December 31, 2011	—	(50,782)	(51,929)	(16,271)	(45,758)	(24,894)	(59,019)	(51,019)	(14,515)	(314,187)
Depreciation	—	(4,146)	(3,793)	(8,153)	(5,575)	(8,161)	(5,721)	(3,296)	(623)	(39,468)
Disposals	—	—	—	—	—	—	—	—	47	47
Currency translation differences	—	—	—	—	—	—	—	(1,234)	(140)	(1,374)

Balance as of March 31, 2012	—	(54,928)	(55,722)	(24,424)	(51,333)	(33,055)	(64,740)	(55,549)	(15,231)	(354,982)

Property, plant and equipment, net

December 31, 2011	966,846	327,926	282,639	702,365	490,943	614,950	472,118	119,818	14,996	3,992,601
March 31, 2012	1,056,400	323,515	278,842	694,250	485,377	606,886	466,564	118,416	15,232	4,045,482
Average useful life (years)		22	21	22	21	22	24	17	15

QGOG Constellation S.A.

The detailed cost of equipment under construction is showed as follows:

	Equipment under construction
	Alpha Star Rig	Lone Star Rig	Drillships (a)	Onshore drilling rigs	Total
Cost
Balance as of December 31, 2010	654,803	618,726	215,626	22,505	1,511,660
Additions	22,585	17,233	45,414	—	85,232

Balance as of March 31, 2011	677,388	635,959	261,040	22,505	1,596,892

Balance as of December 31, 2011	—	—	966,846	—	966,846
Additions	—	—	89,554	—	89,554

Balance as of March 31, 2012	—	—	1,056,400	—	1,056,400

(a)	These drillships (Amaralina and Laguna) are currently under construction by third party shipyard, with delivery scheduled for the last quarter of 2012.

QGOG Constellation S.A.

Borrowing costs capitalized in property, plant and equipment for the three month period ended March 31, 2012 was US$2,332 (US$2,540 for the same period ended in 2011).

Borrowing costs are capitalized using the effective interest rates of each financing agreement described in Note 12.

The Group’s assets which are pledged as security for financing are also described in Note 12.

On March 31, 2012 the Group’s capital commitments related to the conclusion of the construction of the drillships Amaralina and Laguna, is in the amount remaining of US$133 million.

11.	ACCRUED LIABILITIES

Equipment under construction is recorded based on the incurred costs amounts of the respective project based on information provided by the shipyards and suppliers The related costs are recognized in property, plant and equipment and the respective amounts of the unbilled costs are recognized as accrued liabilities account, as follows:

	March 31, 2012	December 31, 2011
Equipment under construction:
Amaralina Star	420,005	379,693
Laguna Star	371,548	342,843

Total	791,553	722,536

QGOG Constellation S.A.

12.	LOANS AND FINANCINGS

Financial institution	Funding type	Objective	Beginning period	Maturity	Contractual interest rate	Effective interest rate	Currency	Mar 31, 2012	Dec 31, 2011
Bradesco	Loan	Working capital	During 2009, 2010 and 2011	Within 1 year	2.03%p.a. to 3.94%p.a.	2.73%p.a.	US dollars	286,342	283,683
Banco do Brasil	Loan	Working capital	During 2011	Within 1 year	1.48%p.a. to 2.55%p.a.	2.54%p.a.	US dollars	124,743	123,954
ING (leader arranger)	Financing	Gold Star rig construction	Jul, 2007	10 years	Libor + 1.15%p.a. to Libor + 2.65%p.a.(1)	3.08%p.a.	US dollars	303,311	311,036
ING (leader arranger)	Financing	Lone Star rig construction	Jul, 2007	7 years and 6 months	Libor + 1.15%p.a. to Libor + 2.15%p.a.(2)	1.58%p.a.	US dollars	344,336	364,504
Santander, HSBC, Citibank (joint bookrunners)	Senior Notes (Project Bond)	Refinance Alaskan Star and Atlantic Star rigs, and other corporate purposes	Jul, 2011	7 years	5.25%p.a.	5.55%p.a.	US dollars	669,976	660,245
ING (leader arranger)	Financing	Olinda Star rig construction	Feb, 2008	5 years	Libor + 1.40%p.a. to Libor + 1.75%p.a.(3)	1.83%p.a.	US dollars	191,875	205,003
Citibank and Santander (joint leader arranger)	Financing	Alpha Star rig construction	Apr, 2011	6 years and 3 months	Libor + 2.25%p.a. to Libor + 2.50%p.a. (4)	4.91%p.a.	US dollars	476,339	492,097

Total								2,396,922	2,440,522

Current								745,018	731,190
Non current								1,651,904	1,709,332

(1)	In pre-completion period the interest is Libor + 2.15% p.a. until September, 2009 and thereafter Libor + 2.65% p.a. and in post-completion is Libor + 1.15% p.a. until the fifth anniversary and thereafter is Libor + 1.35% p.a.
(2)	In pre-completion period the interest is Libor + 2.15% p.a. and in post-completion (December 24, 2010) is Libor + 1.15% p.a.
(3)	In pre-completion period the interest is Libor + 1.75% p.a. and in post-completion (December 23, 2010) is Libor + 1.40% p.a.
(4)	In pre-completion period the interest is Libor + 2.25% p.a. and in post-completion (July, 2011) is Libor + 2.50% p.a.

QGOG Constellation S.A.

Changes in loans and financings

	For the three month period ended March 31, 2012	For the three month period ended March 31, 2011
Opening balance	2,440,522	2,006,349
Additions	—	230,000
Repayment of principal	(57,164)	(40,944)

Interest capitalized	2,332	9,545
Interest charged through profit and loss	18,214	3,600
Payment of interest	(8,318)	(12,878)
Transaction cost charged through profit and loss (*)	1,049	—
Debt discounts charged through profit and loss (**)	287	—

Closing balance	2,396,922	2,195,672

(*)	Refer to the transaction costs of Senior Notes issued by QGOG Atlantic / Alaskan in July 2011 for refinance of Alaskan Star and Atlantic Star and the financing for Alpha Star construction.
(**)	Refer to the discount on the Senior Notes issued by QGOG Atlantic / Alaskan for refinance of Alaskan Star and Atlantic Star.

Loans and financing long term amortization schedule

For the years ending December 31,	Loans and financing	Transaction costs	Debt discounts	Net amount

2013	259,572	(2,562)	(655)	256,355
2014	394,669	(3,004)	(738)	390,927
2015	318,401	(2,545)	(554)	315,302
2016	229,562	(1,953)	(360)	227,249
2017	289,864	(1,009)	(206)	288,649
After 2017	173,744	(223)	(99)	173,422

Total	1,665,812	(11,296)	(2,612)	1,651,904

Covenants

The financing agreements contain financial covenants as well as security provided to lenders as described hereafter. Non compliance with such covenants could constitute a Restricted Payments Trigger Event which would result in the borrower entity not being allowed to pay dividends, purchase, retire or otherwise distribute capital stock or make certain payments to related parties. Under the loan contracts, each borrower entity has committed that it will not make payments of dividends, or other distributions in cash, securities or other property. Therefore, dividend payments are subject to the consent of the related banks.

QGOG Constellation S.A.

The financial covenants are measured semiannually, and consists of: a minimum requirement of Consolidated Tangible Net Worth, and Consolidated Cash and Cash Equivalents and Marketable Securities; Interest Cover Ratio, that requires to maintain a minimum Consolidated Adjusted EBITDA to Consolidated Net Interest Payable ratio (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance – with no guarantee provided by Constellation); Leverage Ratio, which requires a maximum ratio of Consolidated Net Total Borrowings to Consolidated EBITDA (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance). Consolidated refers to Constellation and its subsidiaries.

The financial covenants are assessed semi-annually based in the financial statements as of December 31 and June 30 of each year. As at December 31, 2011 (period of last assessment), the Group was in compliance with such restrictive clauses.

Guarantees

The financings obtained by Constellation’s subsidiaries in order to finance the construction of the rigs and for other corporate purposes are usually structured as Project Finance/Project Bond, therefore benefiting from a customary security package which includes guarantees such as assignment of the charter receivables, mortgages over the rigs, pledges over the shares of the rig owners, charges over the relevant bank accounts held at the facility agents, assignment of the relevant insurances along with corporate guarantees during pre-completion period and accounts into which the amounts payable under charter and services agreements are required to be paid. In addition, the terms of some of these financing debt instruments restrict the ability of project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors.

This can be applied to the financings of the following rigs: Olinda Star, Gold Star, Lone Star, Alpha Star, Alaskan Star and Atlantic Star, and the Project Financing of Amaralina Star and Laguna Star described below.

Unused available credit lines

Working capital lines

As of March 31, 2012, the subsidiary Alpha had available from major financial institutions US$21.1 million of unused long term lines of credit, restricted for use in the construction or upgrade of its assets, which terms are similar to those of current loan agreements (interest rate of Libor + 2.50%p.a.).

Amaralina Star and Laguna Star Project Financing

On the first semester of 2011, the Group has agreed with BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) the terms of a structure for a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star.

On March 27, 2012, the Group signed a loan agreement with a Bank Syndicate led by BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”), to

QGOG Constellation S.A.

finance the construction of the drillships Amaralina Star and Laguna Star. The total facility amount is US$943,863 and the term is up to 6 years. The credit facility will be provided by the Bank Syndicate, in the amount of US$593,863, and The Norwegian Ministry of Trade and Industry (“MTI”), the remaining US$350,000.

The financing will bear an interest rate of LIBOR + 2.75%p.a. for the commercial banks tranche and LIBOR + 1.35%p.a. for the MTI tranche. The MTI tranche is guaranteed by the Guarantee Institute for Export Credits (“GIEK”) and the premium rate to be paid for such guarantee will vary from 1.65%p.a. (during the drilling rig construction) and 1.40%p.a. (after the beginning of operations). Further, a commitment fee of 40% of the applicable margins and premium is paid over the undisbursed amount of the respective facility tranche.

The guarantees offered by the Group are the usual for this type of transactions, including, mortgage over the rigs, assignment of the charter contracts, pledge of accounts and compliance with certain financial covenants, among others.

In connection with this Project Financing, the Group has the contractual commitment with the same financial institutions to contract derivatives as cash flow hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has contracted swaps in connection with the rates and spreads, terms and cash flows of the debt as disclosed in Note 15.

13.	PROVISIONS

	For the three month period ended March 31, 2012	For the three month period ended March 31, 2011

Opening balance – current	8,468	39,808

Additions	—	8,468
Transferred to trade and other payables	—	(14,637)
Currency translation differences	—	302

Closing balance – current	8,468	33,941

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations. During 2011 and 2010 the Group recognized provisions for contractual penalties which are allegedly payable with respect to certain of its contracts. Where agreements have been reached in relation to these penalties, these amounts have been settled or reclassified to other current liabilities in accordance with negotiated terms. The amounts of the provisions represent our best estimates of the respective obligations and are charged to other operating expenses (Note 19) in the statement of operations.

The amount of US$8,635 was paid out of the US$14,637 transferred to “trade and other payables” in 2011.

QGOG Constellation S.A.

14.	PROVISION FOR RISKS AND CONTINGENCIES

Labor, Civil and Tax claims

a)	Provision for probable loss on Labor, Civil and Tax claims:

Based on the opinions of in-house and external legal counsel, Management recorded a provision to cover the probable losses arising from labor claims. As of March 31, 2012 and December 31, 2011 the provisions for, labor lawsuits included in “other noncurrent liabilities” were mainly related to hardship and retirement.

Changes in the loss provision for labor claims are as follows:

	For the three month period ended March 31, 2012	For the three month period ended March 31, 2011
Opening balance	152	531
Reversals	—	(57)
Currency translation differences	5	12

Closing balance	157	486

b)	Claims assessed as possible losses by Management

These claims as at March 31, 2012, based on the in-house and outside legal counsel’s opinions, are not accrued in the financial statements and consist of labor lawsuits (comprised mainly by compensation due to accidents at work and occupational diseases) in the amount of US$3,635 (US$3,156 in December 31, 2011) and tax lawsuits in the amount of US$24,485 (US$23,232 in December 31, 2011).

The main claims assessed as possible losses are described as follows:

1)	The Group received a Notice of Violation issued by Brazilian tax authorities which assumed that the platform Atlantic Star has been imported without a corresponding import license. The tax assessment was judged partly unsuccessful at first instance administrative. It is awaiting trial on appeal. The amount involved is estimated in US$20,189 (US$19,184 in December 31, 2011).

2)	The Group received a Notice of Violation issued by Rio de Janeiro tax authorities due to nonpayment of ISS in the city of Rio de Janeiro. The Group argues, on appeal, that the operations tax jurisdiction was carried out in other places and in these collected taxes (ISS due to the site of the service provider). The amount involved is estimated in US$3,049 (US$2,871 in December 31, 2011).

c)	Tax, labor and social security matters

The Group enters into transactions and operations that may be interpreted by others subjectively and/or as opposed to the Group position; however, the Group actions are supported by outside legal counsel’s opinion.

QGOG Constellation S.A.

15.	DERIVATIVES

Under the terms of Project Finance arrangements (Note 12), the Group is contractually required to manage its risk on floating interest rates by taking out variable-to-fixed interest rate swaps on its long term variable rate loans. Accordingly, the interest rate swaps contracted by management convert the variable component of interest rates to fixed rates ranging from 1.93% to 5.16% to mitigate such risk. The floating component of interest rate of all hedging contracts is US$ LIBOR.

These swaps protect the Group from fluctuations in interest rates. As of March 31, 2012, the Group has interest rate swaps related to the loans to fund Olinda Star, Gold Star, Lone Star, and Alpha Star offshore rigs. The swap contracts cover the expected periods of the loans and terminate between 2013 and 2017.

Information on derivative contracts

Interest rate swaps US$ LIBOR/Pre
						Fair value
	Loans and financings objective	Payable leg	Notional amount			Payables
Banks			Maturity	Mar 31, 2012	Dec 31, 2011	Mar 31, 2012	Dec 31, 2011
ING financing (leader arranger)	Gold Star rig construction	5.165%p.a.	Jul,2017	280,831	291,276	34,139	36,235
ING financing (leader arranger)	Lone Star rig construction	5.165%p.a.	Jan,2015	326,737	345,873	21,557	24,017
ING financing (leader arranger)	Olinda Star rig construction	3.973%p.a.	Dec,2013	160,427	174,087	6,606	7,648
Citibank and Santander financing (joint leader arranger)	Alpha Star rig construction	1,930%p.a.*	Jul,2017	504,294	520,490	15,554	15,894
BNP, Citibank and ING financing (joint leader arranger) (*)	Amaralina Star construction	2.635%p.a.	Nov,2018	115,269	115,269	24,889	24,155
BNP, Citibank and ING financing (joint leader arranger) (*)	Laguna Star construction	2.720%p.a.	Jan,2019	113,157	113,157	26,308	25,761

Total amount						129,053	133,710

Current						31,219	30,806
Non current						97,834	102,904

	For the three month period ended March 31, 2012	For the three month period ended March 31, 2011
Opening balance	133,710	89,694
Fair value adjustments capitalized (*)	—	(12,085)
Fair value adjustments through profit and loss	5,180	(507)
Fair value adjustments through other comprehensive loss (**)	1,281	—
Settlements	(11,118)	(8,363)

Closing balance	129,053	68,739

(*)	During the period ended March 31, 2011 the fair value adjustments capitalized relates to the subsidiaries Lone and Alpha swap contracts effects since their rigs were under construction. These two drilling rigs started their operations during the second semester of 2011. For the period ended March 31, 2012 the derivative contracts relates to Amaralina Star and Laguna Star drilling rigs construction and such contracts were designated as cash flow hedges. Accordingly, the effects of these derivative contracts are recorded in the “Other Comprehensive Loss”.
(**)	The Group has adopted the of hedge accounting as from July 15, 2011, using the contracts mentioned above. Additional information on these instruments is included in Note 22.

QGOG Constellation S.A.

Derivative contracts designated as cash flow hedges

Under interest rate swap contracts, the Group agrees to exchange the differences between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issue variable rate debt. The fair value of interest rate swap at the end of reporting period is determined by discounting the future cash flow flows using the curves at the end of reporting period and the credit risk inherent in the contract, and is disclosed below.

In connection with the Project Financing (Note 12) for the construction of the drilling rigs Amaralina Star and Laguna Star, the Group has the contractual commitment with the same financial institutions to contract derivatives as hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has swaps contracts in connection with the rates, spreads, notional, terms and cash flows of the debt. The swap contracts were contracted on July 2011 and will follow the all the Project Financing terms. The Project Financing was signed on March 27, 2012 and the first tranche in the total amount of US$203,413 was disbursed on May 31, 2012.

The following table details the notional amounts remaining terms of interest contracts outstanding at the end of the reporting period.

Interest rate swaps US$ LIBOR/Pre
							Fair value
			Interest rates		Notional amount		Payables
Banks	Loans and financings objective	Receivable leg	Payable leg	Maturity	Mar 31, 2012	Dec 31, 2011	Mar 31, 2012	Dec 31, 2011
BNP, Citibank and ING financing (joint leader arranger)*	Amaralina Star construction	LIBOR+2.75%p.a.	2.635%p.a.	Nov, 2018	115,269	115,269	24,889	24,155
BNP, Citibank and ING financing (joint leader arranger)*	Laguna Star construction	LIBOR+2.75%p.a.	2.720%p.a.	Jan, 2019	113,157	113,157	26,308	25,761

Total net amount							51,197	49,916

Interest rate swap contracts exchanging floating rate interest for fixed rate interest are designated and effective as fair value hedges in respect of interest rates. During the periods presented, the hedge was 100% effective in hedging the fair value.

QGOG Constellation S.A.

16.	SHAREHOLDER’S EQUITY

QGOG Constellation S.A.

Share capital

The share capital of the QGOG Constellation was set at US$58 (equivalent to historical value of €40) represented by 400,000 ordinary shares with a par value of €0.10 each, subscribed by Orangefield Trust (Luxembourg) S.A. As of August 30, 2011, 400,000 shares were issued and fully paid.

In May 2012, in connection with the corporate reorganization, QGOG Constellation changed its share capital from 400,000 ordinary shares with a nominal value of €40 to 50,000 common shares with a nominal value of US$50. On the same date, in exchange for the contribution of Constellation, QGOG Constellation issued 55,582,446 common shares with a nominal value of US$1 per share, representing an exchange ratio of one common share of QGOG Constellation for each share of Constellation. For purposes of the presentation of earnings per share, the Company has retrospectively reflected this reorganization in arriving at the per share numbers in these condensed combined financial information.

QGOG Constellation ultimate controlling party is the Queiroz Galvão family.

Legal reserve

Luxembourg companies are required to appropriate to the legal reserve a minimum of 5% of the net profit for the year after deduction of any losses brought forward, until this reserve equals 10% of the subscribed capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of QGOG Constellation. The appropriation to legal reserve is effected after approval at the general meeting of shareholders.

Dividends policy

Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that our Board of Directors may deem relevant. The decision to distribute dividends will however be taken by the general meeting of shareholders upon a proposal by the issuer’s Board of Directors.

Additionally, any dividends paid by us will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the dividend tax is not charged to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties concluded by the Grand Duchy of Luxembourg and the country of tax residency of the shareholders. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

QGOG Constellation S.A.

Constellation Overseas Ltd.

Share capital

Share capital comprises 55,632,446 common voting shares with no par value, fully paid (55,632,446 in 2010) which represents the total authorized shares.

Shareholders	Common shares	Share capital	Share premium	Total
Timbaúba International Ltd.	27,851,388	65,576	—	65,576
Guararapes International Ltd.	16,272,083	38,311	—	38,311
Skycrest Overseas Inc.	639,066	1,507	—	1,507
Cipef Constellation Coinvestment Fund L.P.	5,081,050	11,958	184,601	196,559
Cipef V Constellation Holding L.P.	5,788,859	13,635	210,481	224,116

Total at March 31, 2012	55,632,446	130,987	395,082	526,069

The Group’s ultimate controlling party is the Queiroz Galvão family, who control the direct parent companies Timbaúba International Ltd., Guararapes International Ltd. and Skycrest Overseas Inc.

Cipef Constellation Coinvestment Fund L.P. and Cipef V Constellation Holding L.P. (the Funds) are limited partnerships organized under the laws of Delaware.

Dividends policy

The payment of dividends, if any, will be determined by a resolution of Constellation board of directors if the board of directors is satisfied that, immediately after such distribution or dividend payment: Constellation assets will exceed its liabilities and Constellation will be able to pay its indebtedness as it becomes due.

Payment of dividends to Constellations shareholders can be made by cash, shares or other property.

Hedging reserve

The hedging reserve consists of the effective portion of cash flow hedging instruments related to hedged committed future financing transactions.

Currency translation differences reserve

The Currency translation differences reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Non-controlling interest

The Group condensed combined interim financial information includes Amaralina e Laguna, whose share capital is 55% owned by the Group. The part of Amaralina e Laguna total shareholders’ equity not attributable to the Group is included in non-controlling interest.

QGOG Constellation S.A.

Profit per share

Basic and diluted profit per share amounts are calculated by dividing the net profit for the period, all from continuing operations, attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding of QGOG Constellation during the period.

	For the three month period ended March 31, 2012	For the three month period ended March 31, 2011
Net income attributable to the owners of the Company	24,428	8,331
Weighted average number of common shares for calculation purposes (thousands of shares)	55,632	55,632

Basic and diluted profit per share	0.44	0.15

The Group has no potential dilutive shares. Diluted profit per share is therefore equal to basic profit per share.

17.	NET OPERATING REVENUE

Operating revenue in the amount of US$181,962 (US$109,103 in the first quarter of 2011) of the Group is derived principally from rig charter and related services. As of March 31, 2012, of the total of revenues, 93% (96% in March 31, 2011) is derived from one client, Petrobras.

Net operating income is stated after the following items:

	For the three month period ended March 31
	2012	2011

Operating revenue	181,962	109,103
Taxes on revenue:
PIS	(968)	(564)
COFINS	(4,458)	(2,599)
ISS	(1,393)	(863)

Net operating revenue	175,143	105,077

QGOG Constellation S.A.

18.	COSTS OF SERVICES AND OPERATING EXPENSES

	For the three month period ended March 31,
	2012			2011
Costs and expenses by nature	Costs of services	General and administrative expenses	Total	Costs of services	General and administrative expenses	Total
Payroll, charges and benefits	(43,038)	(5,067)	(48,105)	(29,456)	(3,972)	(33,428)
Depreciation	(39,171)	(297)	(39,468)	(22,081)	(301)	(22,382)
Materials	(12,459)	—	(12,459)	(6,162)	—	(6,162)
Maintenance	(6,452)	—	(6,452)	(10,922)	—	(10,922)
Insurance	(2,844)	—	(2,844)	(1,619)	—	(1,619)
Other (*)	(11,107)	(4,418)	(15,525)	(8,195)	(2,407)	(10,602)

	(115,071)	(9,782)	(124,853)	(78,435)	(6,680)	(85,115)

(*)	Comprised mainly of costs and expenses with: communication; transportation; information technology; legal advisors; auditors; advisory services; among others.

19.	OTHER EXPENSES, NET

	For the three month period ended March 31,
	2012	2011
Revenue from sales of property, plant and equipment	369	—
Other	—	143

Other income	369	143

Penalties (*)	—	(8,468)
Costs of property, plant and equipment sold	(291)	—
Other	(308)	(398)

Other expenses	(599)	(8,866)

(*)	Refer to provisions for contractual penalties relating to certain contracts (Note 11).

QGOG Constellation S.A.

20.	FINANCIAL COSTS, NET

	For the three month period ended March 31,
	2012	2011
Interest on cash investments	863	177
Financial income from related parties	3	—
Exchange rate variations	202	160
Gain arising on derivative instruments	—	507
Other financial income	53	68

Financial income	1,121	912

Financial charges on loans and financings	(19,550)	(3,600)
Loss arising from derivative instruments	(5,180)	—
Financial costs from related parties	(1,142)	(2,721)
Exchange rate variations	(763)	(2,024)
Other financial costs	(1,420)	(293)

Financial costs	(28,055)	(8,638)

Financial costs, net	(26,934)	(7,726)

21.	TAXES

The QGOG Constellation, Constellation and the majority of its subsidiaries are located in jurisdictions which do not charge income tax. Certain of the combined entities operate in the Netherlands and Luxembourg, but none of these reported taxable income for the periods reported.

The subsidiary QGOG operates in Brazil, and the related taxes and contributions are as follows:

a)	Recoverable taxes

	March 31, 2012	December 31, 2011
Taxes on revenue (PIS/COFINS) (*)	—	868
Corporate income tax (IRPJ) and social contribution (CSLL) (*)	2,349	152
Other	101	94

Total	2,450	1,114

(*)	Credits refer basically to withholding taxes on Petrobras invoices.

QGOG Constellation S.A.

b)	Taxes payables

	March 31, 2012	December 31, 2011

Corporate income tax (IRPJ) and social contribution (CSLL)	1,792	1,583
State VAT (ICMS)	343	301
Services Tax (ISS)	1,112	1,038
Others	184	66

Total	3,431	2,988

c)	Deferred income taxes

	March 31, 2012	December 31, 2011
Corporate income tax (IRPJ) and social contribution (CSLL)	9,306	9,415

Total	9,306	9,415

d)	Effect of income tax results

	For the three month period ended March 31,
	2012	2011

Profit before taxes	24,174	4,097

Taxed on the outcome (0%)	—	—
Income tax effects of businesses subjected to taxes (“QGOG” - 34%)	109	1,829
Non-deductible expenses	(2)	(42)
Tax loss carryforwards utilized (not recognized)	(318)	(1,754)
Other	402	390

Tax	254	423

Effective tax rate	1%	10%

At March 31, 2012 and December 31, 2011, the subsidiary QGOG has tax loss carryforwards in the amount of US$12,346 and US$12,053, respectively, for which no deferred tax assets are recorded since the Group does not expect that QGOG’s operations will generate taxable income in the foreseeable future.

QGOG Constellation S.A.

22.	FINANCIAL INSTRUMENTS

a)	General considerations

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the mix of debt and equity.

The Group’s main financial instruments are cash and cash equivalents, short-term investments, restricted cash, trade and other payables, loans and financings and derivative instruments, as follows:

		March 31, 2012		December 31, 2011
	Category	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit loss	148,618	148,618	188,938	188,938
Short term investments	Fair value through profit loss	150,152	150,152	138,672	138,672
Restricted cash	Fair value through profit loss	16,625	16,625	26,325	26,325
Trade and other receivables	Loan and receivables	61,068	61,068	57,827	57,827
Related parties	Loan and receivables	200,166	200,166	173,945	173,945
Other assets	Loan and receivables	28,346	28,346	23,332	23,332

Financial liabilities
Loans and financing	Not measured at fair value	2,396,922	2,405,503	2,440,522	2,451,469
Trade and other payables	Not measured at fair value	18,215	18,215	27,899	27,899
Related parties	Not measured at fair value	140,024	140,024	134,917	134,917
Derivatives	Fair value through profit loss	129,053	129,053	133,710	133,710
Other liabilities	Not measured at fair value	49,030	49,251	31,437	31,437

The Group and its subsidiaries have no forward contracts, options, swaptions (swaps with non-exercise options), flexible options, derivatives embedded in other products or exotic derivatives. The Group and its subsidiaries do not conduct derivative transactions for speculative purposes, thus reaffirming its commitment to a policy of conservative management of cash.

Management believes that there is no significant risk of short-term fluctuations in the day-rates on charter services due to the respective contracts being long-term.

Management also believes that the carrying amounts of the remaining financial instruments are not significantly different from their fair value as it considers that interest rates on such instruments are not significantly different from market rates.

Additionally, the amounts of accounts receivables and payables reported in these financial statements do not differ significantly from their fair value due to the turnover of these accounts being less than 30 days.

QGOG Constellation S.A.

b)	Fair value hierarchy

IFRS 7 defines fair value as the value or price that would be received to sell an asset or paid to transfer a liability in a transaction between participants in an ordinary market on the date of measurement. The standard clarifies that fair value shall be based on assumptions that market participants use when measuring a value or price for an asset or a liability and establishes a hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives greater weight to market information available (i.e. observable) and less weight to information related to the data without transparency (i.e. unobservable data). Additionally, it requires that the entity consider all aspects of nonperformance risk, including the entity’s own credit, to measure the fair value of a liability.

IFRS 7 also establishes a hierarchy of three levels to be used to measure and disclose the fair value. A categorization tool in the fair value hierarchy is based on the lowest level of “input” significant for its measurement. A description of the three hierarchical levels is shown below:

Level 1 - The “inputs” are determined based on prices in an active market for identical assets or liabilities at the measurement date. Additionally, the entity must have ability to trade in an active market and the price cannot be adjusted by the entity.

Level 2 - The “inputs” are other than prices as determined by Level 1 that are observable for the asset or liability, directly or indirectly. The “inputs” level include two prices in an active market for similar assets or liabilities, prices in an inactive market for identical assets or liabilities, or “inputs” that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

Level 3 - The “inputs” are those unobservable from little or no market activity. These “inputs” represent the best estimates of management of the entity as market participants could assign value or price for these assets or liabilities. Generally, the assets and liabilities are measured using Level 3 pricing models, discounted cash flow, or similar methods that require significant judgments or estimates.

According to IAS 39, the Group measures its cash equivalents, short-term investments and derivative financial instruments at fair value. Cash equivalents, short-term investments and derivative financial instruments are classified as Level 1 as they are measured using market prices for similar instruments.

QGOG Constellation S.A.

The tables below shows, in summary, our assets and liabilities recorded at fair value on March 31, 2012 and December 31, 2011:

	March 31, 2012
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	93,258	93,258	—
Short-term investments	150,152	150,152	—
Restricted cash	16,625	16,625	—

Financial liabilities
Derivatives	129,053	—	129,053

	December 31, 2011
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	183,698	183,698	—
Short-term investments	138,672	138,672	—
Restricted cash	26,325	26,325	—
Financial liabilities
Derivatives	133,710	—	133,710

Financial instruments fair value measurement

The Group assessed the evaluation of financial assets and liabilities in relation to its market values or its effectiveness recoverable amount, using available information and best practices and methodologies of market valuations for each situation. Market data information interpretation about methodologies choice requires a higher level of judgment and establishment of reasonable estimative to achieve the fair value. Consequently, the estimative presented may not indicate, necessarily, the amounts that maybe obtained in current market. The use of different hypothesis to calculation of fair values can result in significant effect in obtained values.

The method used to assess the fair value of the derivatives, represented exclusively by interest rate swaps, was obtained by inputs that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

For securities that has quoted price in active markets (Project Bond), the fair value is equal to its last quoted price at the balance sheet closing date obtained from Bloomberg, multiplied by the number of notes in circulation.

For contracts where the current conditions are similar to those in which they originated or that do not have parameters for quotation or contract, fair values are similar to its

QGOG Constellation S.A.

carrying amounts. In the evaluation carried out for the purpose of determining the fair value of assets and liabilities measured at amortized cost method, it was not considered the applicability of this adjustment, highlighting the following reasons:

•	Trade and other receivables and payables: very short term of maturity; and

•

Loans and financing (other than the senior notes issued by QGOG Atlantic / Alaskan Rigs Ltd) and related parties: the fact that fair value information has not been disclosed for these instruments because fair value cannot be measured reliably.

c)	Financial risk management

The Group is exposed to liquidity risk, credit risk and market risk. Management beliefs that the Group’s principal market risk exposure is to interest rate risk, as discussed below.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of directors, which has built a liquidity risk management framework for the management of the Group’s short and long-term funding and liquidity management requirements. The Group manages liquidity risk by a combination of maintaining adequate reserves, banking facilities and reserve borrowing facilities (Note 12) by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The Group cultivates relationships with specific lenders and continually monitors its funding needs together with these lenders. The Group manages the majority of its long term financing on a project-by-project basis. Such financing is arranged as required to support the Group’s operations and growth.

As of March 31, 2012, the Group presents working capital deficiency in the amount of US$1,191,702 (US$1,084,404 in December 31, 2011), mainly as a result of investments during the last 2 years in onshore and offshore rigs and drillship equipment. The Group strategy in relation to this working capital deficiency is described in Note 1.

QGOG Constellation S.A.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities and related derivative financial instruments. The table has been drawn up based on the undiscounted contractual cash inflows and outflows for the financial instruments. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period:

Period	Loans and financing	Derivatives	Trade payables	Related parties	Total
Next 9 months of 2012	736,099	34,451	18,215	5,422	794,187
2013	394,137	48,191	—	—	442,328
2014	441,015	29,956	—	—	470,971
2015	354,846	14,087	—	—	368,933
2016	257,792	5,008	—	—	262,800
2017	306,287	(326)	—	—	305,961
After 2017	178,475	(1,641)	—	289,250	466,084

Total	2,668,651	129,726	18,215	294,672	3,111,264

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the Group. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, trade receivables and receivables from related parties. It is the Group’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or at mutual funds, which invest exclusively in high quality money market instruments. The Group limits the amount of exposure to any one institution to minimize its exposure to credit risk.

The Group has a concentration of trade receivables with Petrobras, which is the Group’s main customer. Management considers that the credit risk arising from this concentration is minimal as Petrobras is rated as Investment Grade by rating agencies, is a government controlled entity with a history of full payment, and of being respectful of contractual rights.

QGOG Constellation S.A.

Interest rate risk

The Group is exposed to interest rate risk because entities in the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts. The Group is exposed to fluctuations in US$ LIBOR interest rates charged on its loans and financings as reported in Note 15. As discussed in Note 15, the Group manages this interest rate risk by taking out variable-to-fixed interest rate swaps. As a result of the swaps in place at the balance sheet date, the Group’s exposure to changes in interest rate expense as a result of fluctuations in US$ LIBOR is in respect of changes in fair values of the respective interest rate swaps. As discussed in Note 15, these interest rates swaps are held at fair value in the balance sheet. The fair value of these instruments is affected by factors including market expectations for future changes to US$ LIBOR. Changes to these expectations affect the value of the swaps of the Group and its subsidiaries, producing effects in the statement of operations unless such changes are capitalized.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and considers the effects of an increase or decrease of 0.1 basis point on outstanding loans and financing and the effects of either an increase or a decrease of 0.1 basis point in the interest curve (Libor), and its impacts in the swaps mark to market on the date of the combined interim financial information. For floating rate liabilities (US$ LIBOR + spread), the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole period. A 0.1 basis point increase or decrease in US$ LIBOR is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If the US$ LIBOR had been 0.1 basis point higher/lower and all other variables were held constant, the Group’s:

•

Profit for the period ended March 31, 2012 would increase/ decrease by US$47 (US$27 in the first quarter of 2011). This mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings (US$ LIBOR plus spread); and

•	Other comprehensive income for the period ended March 31, 2012 would decrease/increase by US$51, mainly as a result of the changes in the fair value of the cash flow hedges.

QGOG Constellation S.A.

d)	Capital management

The Group manages its capital structure, which consists of the relation between financial debt and shareholders’ equity in accordance with best market practices, as follows:

	March 31, 2012	December 31, 2011
Loans and financings(a)	2,396,922	2,440,522
Cash transactions(b)	(315,395)	(353,935)

Net debt	2,081,527	2,086,587

Shareholders’ equity(c)	1,172,471	1,147,706

Net debt ratio	64%	65%

(a)	Consider all loans and financings.
(b)	Includes cash and cash equivalents, short-term investments and restricted cash destined to settle debt.
(c)	Includes all shareholders’ equity accounts managed as capital.

23.	INSURANCE

As at March 31, 2012 and December 31, 2011, major assets or interests covered by insurance and respective amounts are summarized below:

	March 31, 2012	December 31, 2011

Civil liability	1,401,953	1,401,324
Operating risks	3,787,175	4,086,175
Operational headquarter and others	9,247	8,930

The Group has insurance coverage for assets subject to risks in amounts considered sufficient by Management to cover possible losses, considering the nature of its activities.

24.	PENSION PLAN

Constellation, through its subsidiary QGOG, offers a private defined contribution pension plan to all employees and management. Under the plan, up to 12% of the monthly salary is contributed by the employee and up to 6.5% by the employer, according to their level of seniority. The plan is managed by Bradesco Vida e Previdência under two regimes: progressive and regressive. When employees choose to abandon the plan before the end of payments, the contributions still payable are reduced to the amount already paid by QGOG. The QGOG’s only obligation to the Pension Plan is to make its specified contributions.

The amount of US$369 for the period ended March 31, 2012 (US$218 in March 31, 2011) recognized in the account “Payroll and related taxes”, refers to contributions payable by QGOG at rates specified by the rules of these plans.

QGOG Constellation S.A.

25.	ADDITIONAL INFORMATION ON CASH FLOWS

	For the three month period ended March 31,
	2012	2011
Non-cash investing and financing activities:
Recognition of accrued costs of drilling rigs and drillships under construction	69,017	—
Borrowing costs capitalized, net of hedging adjustments	2,332	(2,540)

	71,349	(2,540)

26.	OPERATING LEASES

The Group leases out onshore and offshore rigs and through its joint ventures also FPSO vessels with terms expiring between 2012 and 2033 with an option to renew the agreements after each contract expiring date, at which time all terms are renegotiated.

At March 31, 2012, the future aggregate minimum lease receipts under non-cancellable operating leases receivable by the Group were as follows:

Not later than one year	1,178,424
Later than one year but not later than five years	3,655,424
Later than five years	1,436,822

Total	6,270,670

27.	SEASONALITY

There is no seasonality impact over the Company’s charter and drilling services.

28.	SUBSEQUENT EVENTS

Corporate reorganization

On May 2, 2012, the first stage of corporate reorganization was concluded. As part of the first stage, the shareholders of Constellation contributed their shares to QGOG Constellation in exchange of shares in the same proportion such shareholder held in Constellation. The second stage of the corporate reorganization is subject to the approval of certain of creditors and it is expected to be concluded in the second quarter of 2012, as described in Note 1

Credit line

On May 8, 2012 the available credit line in the amount of US$21.1 million was fully used by the subsidiary Alpha.

QGOG Constellation S.A.

Project Finance of Amaralina and Laguna

The Project Financing was signed on March 27, 2012 and the first tranche in the total amount of US$ 203,413 was disbursed on May 31, 2012.

DSME Letter of Intent

On June 1, 2012, the Company executed a letter of intent with Daewoo Shipbuilding & Marine Engineering Co., Ltd., which gives it an option to enter into two EPC contracts by August 2012 and September 2012 for the construction and delivery of two ultra-deepwater drillships to be delivered by December 2014 and March 2015, respectively. The Company has the right to extend the date on which it enters into these EPC contracts by a period of up to three months, with each corresponding delivery date then postponed by the same period.

QGOG Constellation S.A.

Combined Financial Statements

as of December 31, 2011 and 2010

and for the Three Years Ended

December 31, 2011 and Report

of Independent Registered Public

Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Av. Presidente Wilson, 231 – 22º Rio de Janeiro – RJ – 20030-905 Brasil Tel: + 55 (21) 3981-0500 Fax:+ 55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

QGOG Constellation S.A.

Luxembourg

We have audited the accompanying combined statements of financial position of QGOG Constellation S.A. (the “Company”) as of December 31, 2011 and 2010, and the related combined statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These combined financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of QGOG Constellation S.A. as of December 31, 2011 and 2010, and the combined results of its operations and its combined cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

/s/ DELOITTE TOUCHE TOHMATSU

Rio de Janeiro, Brazil

June 13, 2012

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

(in thousands of U.S. dollars)

ASSETS	Note	2011	2010

CURRENT ASSETS
Cash and cash equivalents	6	188,938	84,301
Short-term investments	7	138,672	8,544
Restricted cash	8	26,325	29,602
Trade and other receivables	9	57,827	93,300
Inventories	10	69,964	49,465
Recoverable taxes	24.a	1,114	7,839
Receivables from related parties	11	360	629
Derivatives	18	—	1,237
Other current assets		16,388	14,053

		499,588	288,970

NON-CURRENT ASSETS
Receivables from related parties	11	173,585	110,477
Derivatives	18	—	7,416
Other non-current assets		6,944	4,695
Interests in joint ventures	12	22,981	20,507
Property, plant and equipment, net	13	3,992,601	3,220,909

		4,196,111	3,364,004

TOTAL ASSETS		4,695,699	3,652,974

(continues)

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2011 AND 2010

(in thousands of U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	2011	2010

CURRENT LIABILITIES
Loans and financing	15	731,190	769,545
Accrued liabilities	14	722,536	69,646
Payroll and related charges		36,101	20,134
Derivatives	18	30,806	22,189
Trade and other payables		27,900	16,998
Payables to related parties	11	4,278	41,257
Taxes payables	24.b	2,988	1,329
Provisions	16	8,468	39,808
Other current liabilities		19,725	14,486

		1,583,992	995,392

NON-CURRENT LIABILITIES
Loans and financing	15	1,709,332	1,236,804
Payables to related parties	11	130,639	98,411
Derivatives	18	102,904	76,158
Deferred income taxes	24.c	9,415	12,159
Other non-current liabilities		11,711	616

		1,964,001	1,424,148

TOTAL LIABILITIES		3,547,993	2,419,540

SHAREHOLDER’S EQUITY
Capital	19	131,045	130,987
Share premium	19	395,082	395,082
Other reserves		(5,322)	27,670
Retained earnings		653,174	679,695

Equity attributable to the owners of the Group		1,173,979	1,233,434
Non-controlling interest		(26,273)	—

		1,147,706	1,233,434

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,695,699	3,652,974

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF OPERATIONS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars, except for the loss per thousand shares)

	Note	2011	2010	2009

NET OPERATING REVENUE	20	617,495	362,065	172,463

COSTS OF SERVICES	21	(478,497)	(277,906)	(153,257)

GROSS PROFIT		138,998	84,159	19,206

General and administrative expenses	21	(29,788)	(24,699)	(19,962)
Other income	22	707	942	3,407
Other expenses	22	(12,003)	(35,203)	(19,288)

OPERATING PROFIT (LOSS)		97,914	25,199	(16,637)

Financial income	23	3,419	3,564	2,601
Financial cost	23	(121,926)	(79,897)	(34,568)

FINANCIAL COSTS, NET		(118,507)	(76,333)	(31,967)

Share of results of joint ventures	12	1,028	6,195	6,815

LOSS BEFORE TAXES		(19,565)	(44,939)	(41,789)

Taxes	24.d	(5,146)	1,459	946

LOSS FOR THE YEAR		(24,711)	(43,480)	(40,843)

Loss attributed to the owners of Group		(20,900)	(43,480)	(40,843)
Loss attributed to non-controlling interest		(3,811)	—	—

Loss per share
Basic	19	(0.38)	(0.78)	(0.73)
Diluted	19	(0.38)	(0.78)	(0.73)

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF COMPREHENSIVE LOSS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Note	2011	2010	2009

LOSS FOR THE YEAR		(24,711)	(43,480)	(40,843)

OTHER COMPREHENSIVE INCOME (LOSS)
Cash flow hedge fair value adjustments	18	(49,916)	—	—
Currency translation differences		(5,538)	2,254	21,123

TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(80,165)	(41,226)	(19,720)

Loss attributed to the owners of the Company		(53,892)	(41,226)	(19,720)
Loss attributed to non-controlling interest		(26,273)	—	—

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Constellation Overseas Ltd. Capital	QGOG Constellation S.A. Capital	Total capital	Share premium	Other reserves		Retained earnings	Shareholders’ equity attributable to the owners of the Company	Shareholders’ equity attributable to non-controlling interest	Total of shareholders equity
					Cash flow hedges fair value adjustments	Currency translation differences

BALANCE AS OF JANUARY 1, 2009	105,394	—	105,394	—	—	4,293	753,727	863,414	—	863,414

Loss for the year	—	—	—	—	—	—	(40,843)	(40,843)	—	(40,843)
Other comprehensive income for the year	—	—	—	—	—	21,123	—	21,123	—	21,123
Total comprehensive loss for the year	—	—	—	—	—	21,123	(40,843)	(19,720)	—	(19,720)
Shareholders’ contribution	—	—	—	—	—	—	19,218	19,218	—	19,218

BALANCE AS OF DECEMBER 31, 2009	105,394	—	105,394	—	—	25,416	732,102	862,912	—	862,912

Loss for the year	—	—	—	—	—	—	(43,480)	(43,480)	—	(43,480)
Other comprehensive income for the year	—	—	—	—	—	2,254	—	2,254	—	2,254
Total comprehensive loss for the year	—	—	—	—	—	2,254	(43,480)	(41,226)	—	(41,226)
Capital increase as of June 15, 2010 - issuance of 10,869,909 shares	25,593	—	25,593	404,407	—	—	—	430,000	—	430,000
Transaction costs on the issuance of shares	—	—	—	(9,325)	—	—	—	(9,325)	—	(9,325)
Shareholders’ contribution	—	—	—	—	—	—	28,783	28,783	—	28,783
Distribution to shareholders	—	—	—	—	—	—	(37,710)	(37,710)	—	(37,710)

BALANCE AS OF DECEMBER 31, 2010	130,987	—	130,987	395,082	—	27,670	679,695	1,233,434	—	1,233,434

Loss for the year	—	—	—	—	—	—	(20,900)	(20,900)	(3,811)	(24,711)
Other comprehensive loss for the year	—	—	—	—	(27,454)	(5,538)	—	(32,992)	(22,462)	(55,454)
Total comprehensive loss for the year	—	—	—	—	(27,454)	(5,538)	(20,900)	(53,892)	(26,273)	(80,165)
Capital increase as of August 30, 2011 - issuance of 400,000 shares		58	58	—	—	—	—	58	—	58
Distribution to shareholders	—	—	—	—	—	—	(5,621)	(5,621)	—	(5,621)

BALANCE AS OF DECEMBER 31, 2011	130,987	58	131,045	395,082	(27,454)	22,132	653,174	1,173,979	(26,273)	1,147,706

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

COMBINED STATEMENT OF CASH FLOWS

FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars)

	Note	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year		(24,711)	(43,480)	(40,843)

Adjustments for:
Depreciation of property, plant and equipment	13,21	131,328	90,621	49,480
Gain on disposals of property, plant and equipment		(369)	(726)	(1,189)
Share of results of joint ventures	12	(1,028)	(6,195)	(6,815)
Provisions for penalties	16,22	10,796	35,037	17,309
Financial charges on loans and financings	23	60,012	25,865	24,711
Financial expenses (income) from related parties, net	23	15,387	6,102	(169)
Derivative contracts	18.23	40,753	41,215	1,196
Other financial expenses (income), net	23	2,355	3,152	6,229
Taxes	24.d	5,146	(1,459)	(946)

		239,669	150,132	48,963

Changes in working capital:
(Increase)/decrease in short-term investments		(131,763)	27,627	(15,161)
(Increase)/decrease restricted cash		3,277	(29,602)	—
(Increase)/decrease in trade and other receivables		32,835	(49,851)	(30,748)
(Increase) in inventories		(24,142)	(14,689)	(16,672)
(Increase)/decrease in recoverable taxes		6,550	(1,487)	591
(Increase) in other assets		(5,420)	(8,324)	(3,771)
Increase in payroll and related charges		20,401	4,701	6,843
Increase in trade and other payables		13,496	4,693	10,964
Decrease in payables to related parties		(5,094)	(173)	(361)
Increase (decrease) in taxes payables		1,850	199	(76)
Increase (decrease) in provisions		(42,136)	(12,546)	8
Increase (decrease) in other liabilities		8,347	8,717	(9,872)

Net cash generated by (used in) operating activities		117,870	79,397	(9,292)

CASH FLOWS FROM INVESTING ACTIVITIES

Loans to related parties	11	(48,323)	(103,014)	—
Advances to suppliers relating to equipment under construction	13	—	(212,615)	—
Acquisition of property, plant and equipment		(230,194)	(485,135)	(394,331)
Proceeds from sales of property, plant and equipment	22	707	892	3,168

Net cash used in investing activities		(277,810)	(799,872)	(391,163)

CASH FLOW FROM FINANCING ACTIVITIES

Payments to related parties	11	(11,201)	(6,280)	—
Loans from related parties	11	17,288	95,677	—
Proceeds from loans and financing, net of transactions costs and debt discount	15	1,752,005	608,393	539,981
Interest paid on loans and financing	15	(75,743)	(59,846)	(32,000)
Cash payments on derivative contracts	18	(54,509)	(29,323)	(3,097)
Repayment of principal on loans and financing	15	(1,322,187)	(318,818)	(156,386)
Capital increase	19	58	420,675	—
Contributions from (distributions to) shareholders	19	(43,331)	28,783	19,218

Net cash generated by financing activities		262,380	739,261	367,716

Increase (decrease) in cash and cash equivalents		102,440	18,786	(32,739)

Cash and cash equivalents at beginning of year		84,301	63,074	88,356
Effects of exchange rate changes on the balance of cash held in the foreign currencies		2,197	2,441	7,457

Cash and cash equivalents at end of year	6	188,938	84,301	63,074

The accompanying notes are an integral part of these combined financial statements.

QGOG CONSTELLATION S.A.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2011

(Expressed in thousands of US dollars – US$, unless otherwise stated)

1.	GENERAL INFORMATION

The combined financial statements include the QGOG Constellation S.A and Constellation Overseas Ltd. and its subsidiaries (“the Group”).

•

QGOG Constellation S.A., (“QGOG Constellation” or “the Company”) was incorporated in Luxembourg in August 30, 2011 as a “société anonyme”. The Company has its registered address at 40, Avenue Monterey, L-2163 Luxembourg.

•

Constellation Overseas Ltd. (“Constellation”) was incorporated on April 7, 2006 in the British Virgin Islands and operates under the jurisdiction thereof. The address of the registered office is Vanterpool Plaza, 2nd floor Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

QGOG Constellation S.A and Constellation Overseas Ltd. are directly controlled by members of the Queiroz Galvão family.

QGOG Constellation S.A.

QGOG Constellation’s objective is to hold investments in Luxembourg or foreign enterprises; to acquire any securities and rights through participation, contribution, underwriting firm purchase or option, negotiation or in any other way and namely to acquire patents and licenses, and other property, rights and interest in property as the Company shall deem fit, and generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as the Company may think fit, and in particular for shares or securities of any company purchasing the same; to enter into, assist or participate in financial, commercial and other transactions, and to grant to any holding company, subsidiary, or fellow subsidiary, or any other company associated in any way with the Company, or the said holding company, subsidiary or fellow subsidiary, in which the Company has a direct or indirect financial interest, any assistance, loans, advances or guarantees; to borrow and raise money in any manner and to secure the repayment of any money borrowed; and finally, to perform any operation which is directly or indirectly related to its purpose.

In May 2012, in connection with a corporate reorganization, QGOG Constellation changed its share capital from 400,000 ordinary shares with a nominal value of €40 to 50,000 common shares with a nominal value of US$50. On the same date, in exchange for the contribution of Constellation, QGOG Constellation issued 55,582,446 common shares with a nominal value of US$1 per share, representing an exchange ratio of one common share of QGOG Constellation for each share of Constellation. As a result, QGOG Constellation S.A. owns indirectly Constellation Overseas and all of the charter and drilling services operations controlled by the Company’s shareholders through five wholly-owned sub-holdings. Since QGOG Constellation and Constellation are under common control, this transaction was recorded using the historical book value of Constellation’s assets and liabilities.

QGOG Constellation S.A.

QGOG Constellation is in process of implementing the second stage of the corporate reorganization which is related to its directly wholly owned subsidiaries. This restructuring will not result in any impact to the Company’s consolidated financial statements. Following is a description of such directly wholly owned sub-holdings:

•

QGOG Star GmbH, an entity organized under the laws of Switzerland, which wholly-owns Constellation Overseas Ltd.. Constellation currently wholly-owns, directly and indirectly, the entities which charter and operate onshore and offshore drilling rigs to oil and gas exploration companies.

•

Arazi S.à.r.l, currently a wholly-owned subsidiary of Constellation, is an entity organized under the laws of Luxembourg, which holds investments in the following Floating, Production, Storage and Offloading – FPSO vessels: FPSO Capixaba, FPSO Cidade de Ilhabela and FPSO Cidade de Paraty. This entity will be directly owned by QGOG Constellation.

•

Constellation Netherlands B.V., an entity organized under the laws of the Netherlands on April, 2012, which will indirectly wholly-own the entities that are party to Constellation’s offshore charter agreements with Petróleo Brasileiro S.A. (“Petrobras”), excepted the agreements related to Eiffel Rigde C.V.(Lone and Gold offshore drilling rigs).

•

Centaurus S.ar.l., currently a wholly-owned subsidiary of Constellation, is an entity organized under the laws of Luxembourg, which wholly-owns Eiffel Ridge C.V. an entity that is party to Constellation’s offshore charter agreements with Petrobras related to Lone and Gold offshore drilling rigs.

•

Angra Participações B.V, (“Angra”) an entity organized under the laws of Netherlands on May 12, 2012, which will hold a 15% equity interest in three Special Purpose Entities, each with an ultra-deepwater semi-submersible rigs (Urca, Bracuhy and Mangaratiba) in partnership with Sete Brasil.

The corporate reorganization is driven by improved corporate governance structure and tax efficiency.

The QGOG Constellation’s fiscal year is from January 1 to December 31, except for its first year, which started at August 30, 2011, the incorporation date.

Constellation Overseas Ltd

The Constellation and its subsidiaries are authorized to: (a) hold interests in other companies; and (b) acquire, charter and operate drilling equipment and ships.

The Constellation has investments in subsidiaries that charter and operate onshore and offshore drilling rigs for exploration and production companies operating in Brazil. Currently, the Group charters rigs mainly to Petrobras, and also to OGX Maranhão Petróleo e Gás Ltda. and HRT O&G Exploração e Produção de Petróleo Ltda. (“exploration and production companies”).

QGOG Constellation S.A.

The Group’s fleet of assets is currently comprised of:

Assets	Type	Start of operations

QG-I	Onshore drilling rig	1981
QG-II	Onshore drilling rig	1981
QG-III	Onshore drilling rig	1987
QG-IV	Onshore drilling rig	1996
QG-V(1)	Onshore drilling rig	2011
QG-VI	Onshore drilling rig	2008
QG-VII	Onshore drilling rig	2008
QG-VIII(1)	Onshore drilling rig	2011
QG-IX(1)	Onshore drilling rig	2011
Alaskan Star(2)	Offshore drilling rig	1994
Atlantic Star(3)	Offshore drilling rig	1996
Olinda Star (4)	Offshore drilling rig	2009
Gold Star (5)	Offshore drilling rig	2010
Lone Star(1)	Offshore drilling rig	2011
Alpha Star(1)	Offshore drilling rig	2011
Amaralina Star (6)	Drillship	Under Construction
Laguna Star (6)	Drillship	Under Construction

(1)	The start of charter and operation of drilling rigs in 2011 began in the following months: on April – Lone Star, QG-V, QG-VIII and QG-IX; and on July – Alpha Star.
(2)	From the beginning of July 2010 until the end of November 2010 the Alaskan Star rig was offline for upgrade. Operation and charter restarted in December 2010.
(3)	In July 2010, the Atlantic Star rig had an incident with no damage to the structure of the platform or loss of the equipment involved. The rig management was able to take advantage of the resulting interruption to operations to bring forward to October 2010 an upgrade which previously had been scheduled for a later period. The upgrade was concluded in February 2011.
(4)	The start of charter and operation of Olinda Star rig was in August 2009.
(5)	The start of charter and operation of Gold Star rig was in February 2010.
(6)	Amaralina Star and Laguna Star are currently under construction in partnership with Alperton Capital Limited (“Delba”) described in Note 11. Amaralina Star and Laguna Star are expected to start their operations in the last quarter of 2012.

Additionally, in January 2010, the Group entered into a consortium agreement with BWO Offshores do Brasil Ltda. (“BWO”) to operate FPSO Papaterra (P-63) which is owned by Petrobras. The Group has 40% and BWO, the leader of the consortium, holds the remaining 60%. This agreement covers the production start-up period and progressive hand-over of the operation to Petrobras. The FPSO Papaterra is expected to start its operations in the first quarter of 2013. As of December 31, 2011, the Group had not made any investments in this consortium. The Group will account for its interest in the consortium using the equity method of accounting.

QGOG Constellation S.A.

As of December 31, 2011, the Group presents negative working capital in the amount of US$1,084,404 (US$706,422 in 2010), mainly as a result of investments made during the last 2 years in onshore and offshore drilling rigs and drillship equipment. The working capital deficiency as of December 31, 2011 is principally related to accrued liabilities in the amount of US$722,536 related to the construction of the Amaralina and Laguna Star drillships (Note 14). The Group’s strategy in relation to this working capital deficiency includes a long-term debt facility which negotiation process commenced in 2011 with the banks and the loan agreements of US$943,863 signed on March 27, 2012 relating to these drillships. This debt facility has a term of up to 6 years. Given the Group’s significant backlog of US$6,922,155 (which includes US$593,080 of bonus performance) relating to existing contracts as of December 31, 2011, Management is also exploring other opportunities to obtain additional long-term financing.

Although the Group has long-term contracts, the operations are indirectly dependent upon conditions in the oil and natural gas industry and, specifically, on the exploration and production expenditures of oil and natural gas companies. The demand for charter and operate contracts for drilling and related services provided to the Group’s customers is influenced by, among other things, oil and natural gas prices, expectations about future prices, the cost of producing and delivering oil and natural gas, government regulations and local and international political and economic conditions.

Capital increase by private equity fund

On June 15, 2010, Constellation entered into a Share Subscription Agreement with CIPEF Constellation Coinvestment Fund, L.P. (Capital 1), and CIPEF V Constellation Holding, L.P. (Capital 2). Under this Agreement, Capital 1 and Capital 2 (together, “Capital”) subscribed US$430,000, before transaction costs and expenses of US$9,325, for the share capital of Constellation in exchange for a total of 19.54% of its common shares (Note 19) (the “Capital Increase”).

Consolidation of Queiroz Galvão Óleo e Gás S.A. (“QGOG”)

In connection with the Capital Increase, Constellation agreed to consolidate the oil and gas drilling operations of QGOG. The Constellation also entered into a Cost Sharing Agreement with QGOG’s parent company, Queiroz Galvão S.A. (“QG S.A.”), which required that Constellation share the costs relating to QGOG’s oil and gas drilling business activities. Prior to the date of this agreement, QGOG had been engaged in two separate businesses, (i) oil and gas exploration and production activities and (ii) oil and gas drilling business activities. These businesses have been managed and financed historically as if they were autonomous and have no more than incidental common facilities and costs. Simultaneously with the execution of this agreement, the oil and gas exploration and production assets were spun-off so that only the oil and gas drilling assets and liabilities remained in QGOG. Constellation and QGOG were under common control for all periods presented. In connection with the Capital Increase, Constellation also assumed an obligation to acquire the share capital of QGOG for US$37,710, representing the book value of the QGOG net assets after the spin-off of the oil and gas drilling assets and liabilities, for which a payable to QG S.A. was recognized on June 15, 2010.

QGOG Constellation S.A.

In September 2011, QG S.A. and Constellation (through QGOG Participações S.A., its indirect wholly owned subsidiary), entered into a Share Purchase Agreement, pursuant to which Constellation purchased 49% of the outstanding common shares and 100% of the outstanding preferred shares of QGOG for R$53,154 thousand (US$32,768). In connection with this agreement, Constellation also entered into a call option agreement with QG S.A. to give Constellation the right to purchase the remaining 51% of QGOG’s common shares for R$17,836 thousand (US$10,563). Constellation advanced R$17,835 thousand (US$10,563) of this amount to QG S.A., with R$1 thousand remaining unpaid by Constellation and due upon its exercise of the option. The call option is exercisable at any time in the sole discretion of Constellation. As a result of this call option, the Constellation effectively controls QGOG.

Because Constellation and QGOG were under common control for all years presented, (i) the operations of the oil drilling business of QGOG have been retroactively consolidated in the Constellation consolidated financial statements and (ii) the payable and amounts paid to QG S.A. have been recognized as reductions in the retained earnings of the Group.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

2.1.	Standards in issue but not yet effective

The Group has not adopted early the following new and revised pronouncements and interpretations that have been issued but are not yet effective:

Pronouncement or interpretation	Description	Application for fiscal years to be started on or after

IFRS 7	Disclosures – Offsetting Financial Assets and Financial Liabilities	January 1, 2012
IFRS 9	Financial Instruments - Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IFRS 19	Extinguishing Financial Liabilities with Equity Instruments	January 1, 2011
IAS 12	Deferred Tax: Recovery of Underlying Assets when the asset is measured using the fair value model in IAS 40	January 1, 2012
IAS 24	Related Party Disclosures (as revised in 2009)’	January 1, 2011
IAS 27	Separate Financial Statements (2011)	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures (2011)	January 1, 2013
IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
The amendments to IFRS 7 modifies the information required when financial assets are transferred in order to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation.

IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. This standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.

QGOG Constellation S.A.

IFRS 10 establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

IFRS 11 redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint business) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint businesses.

IFRS 12 requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

IFRS 13 establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

IAS 24 Related Party Disclosures (as revised in 2009) modifies the definition of a related party and simplifies disclosures for government-related entities. The disclosure exemptions introduced in IAS 24 (as revised in 2009) do not affect the Group´s combined financial statements because it is not a government-related entity. However, disclosures regarding related party transactions and balances in these financial statements may be affected when the revised version of the Standard is applied in future accounting periods because some counterparties that did not previously meet the definition of a related party may come within the scope of the Standard. The Group management has not identified any such related parties transaction.

IAS 27 is amended for confirming changes based on the issuance of IFRS 10. The IAS 27 revised in 2011 refers only to separate financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

The amendments to IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts, the unit of account for applying the offsetting requirements.

IFRIC 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments for the creditor. The interpretation is to be applied retrospectively from the earliest comparative period presented and is effective for annual periods beginning on or after January 1, 2011, although earlier application is permitted. Management concluded that IFRIC 19 has no impact on the combined financial statements.

Excepted for IFRIC 19, Group’s management is still assessing the impact of these pronouncements and interpretations on its combined financial statements.

QGOG Constellation S.A.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements are described below. These policies have been applied consistently for all reporting periods.

3.1	Statements of compliance

The combined financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

3.2	Basis of preparation of combination and consolidation

Combination

As described in Note 1, in May 2012, the Company’s controlling shareholders completed a corporate restructuring resulting in Constellation becoming a wholly owned indirect subsidiary of QGOG Constellation. This corporate restructuring was accounted for at historical cost as QGOG Constellation and Constellation are under common management and control. These financial statements have been prepared by combining the historical financial statements of QGOG Constellation S.A. and the consolidated financial statements of Constellation Overseas Ltd and its subsidiaries.

Consolidation

The combined financial statements incorporate QGOG Constellation and the operations of Constellation Overseas Ltd. and its controlled entities, and, as described in Note 1, the oil drilling operations of QGOG since the Constellation and QGOG were under common control for all years presented. Control is achieved where the Constellation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intra-group transactions, balances, income and expenses are eliminated in consolidation.

For purposes of the retrospectively consolidating the oil drilling business of QGOG, the following assets, liabilities, revenue, expenses and cash flows were carved-out from QGOG’s historical financial statements for periods prior to the restructuring of QGOG as described in Note 1.

a)	Assets consisting mainly of trade receivables, inventories, and property, plant and equipment;

b)	Liabilities consisting mainly of trade and salaries payable;

c)	Net operating revenue relating to the onshore drilling rigs services agreements with Petrobras;

d)	Costs of services relating to staff, materials and maintenance;

QGOG Constellation S.A.

e)	Operating expenses that are recorded and controlled in specific cost centers in QGOG’s historical accounting records; and

f)	Cash flows consisting of specifically identified transactions based on the historical accounting records.

3.3	Functional currency

The financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the respective entity operates (the “functional currency”). The functional currency of Constellation and the majority of its subsidiaries is the U.S. Dollar since majority of the revenues and costs, debt and capital expenditures are denominated in this currency. The combined financial statements are presented in U.S. Dollars, which is the presentation currency of the Group.

The QGOG Constellation has determined that the Euro (“€”) is its functional currency since the Company’s assets and liabilities are denominated in Euro.

Additionally, the Group has determined that the Brazilian real is the functional currency of QGOG, QGOG Participações, Tarsus and Manisa, since these Companies operations are located in Brazil and the majority of the operations are denominated in the Brazilian real. Consequently, in preparing these consolidated and combined financial statements, Management has translated the financial statements of these companies into US Dollars as follows:

•	The assets and liabilities for each balance sheet presented are translated at the closing rate on the respective balance sheet date;

•

Income and expenses for each statement of operations are translated at exchange rates at the dates of the transactions; for this purpose, average monthly exchange rates are used as they approximate the exchange rates in force on the transaction dates; and

•	Shareholders’ equity accounts are translated using historical exchange rates.

All resulting exchange differences on currency translation differences are recognized as a separate component of other comprehensive income.

In preparing the financial statements, transactions in currencies other than the respective entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary and non-monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Currency translation differences of monetary items are recognized in profit or loss in the period in which they arise.

QGOG Constellation S.A.

3.4	Reportable segments

Management has concluded that the Group operates in a single segment, the oil and gas drilling services segment. The Group operates in one geographical area, Brazil. Additionally, net revenue is mainly from transactions with one customer, Petrobras.

3.5	Current and noncurrent assets and liabilities

Current and noncurrent assets and liabilities are stated at realizable value and settlement amounts, respectively, and include inflation adjustments or exchange rate changes, and income earned and charges incurred, when applicable, recognized on a pro rata basis through the balance sheet date.

3.6	Inventories

Inventories refer basically to materials to be used in the operations of the rigs and are recorded at the lower of cost and net realizable value. Costs of inventories are determined using average cost.

3.7	Property, plant and equipment (“PP&E”)

All property, plant and equipment is carried at cost less accumulated depreciation. Property, plant and equipment consist primarily of offshore and onshore drilling rigs and related equipment.

The equipment under construction is constructed by a third party shipyard and the related cost is recognized as PP&E cost, in accordance with the actual construction costs. A provision for corresponding unbilled costs from the shipyard and suppliers is recorded as an accrued liability.

Borrowing costs are capitalized on equipment under construction.

Repair and maintenance costs related to periodic overhauls of drilling units are capitalized, when the economic benefits associate with the item inflow to the Group and the cost can be measured reliable. These costs are depreciated over the period extending to the next overhaul. Related costs are comprised mainly of shipyard costs and the costs of employees directly involved in the related project. All other repairs and maintenance are charged to the statement of operations during the financial period in which they are incurred.

The carrying values of these assets are based on estimates, assumptions and judgments relating to capitalized costs, useful lives and residual values of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Group computes depreciation using the straight-line method, taking into account the respective residual values of the related assets. When significant parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment. At the end of each year, the Group reviews the estimated useful lives and residual values of the property, plant and equipment.

F-63

QGOG Constellation S.A.

The Group charters its rigs to its clients in connection with charter services contracts. These charter are accounted for as operating leases pursuant to IAS 17 since the agreements: (i) do not transfer ownership of the asset to the lessee at the end of the lease term; (ii) the lessee does not have the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value of the related asset; (iii) the lease term is not for the major part of the economic life of the asset; (iv) at the inception of the lease the present value of the minimum lease payments do not amount to at least substantially all of the fair value of the leased asset; and, (v) the leased assets are not of such a specialized nature that only the current lessee can use them without major modifications. Additionally, the risks and benefits of the drilling rigs remain with the Group which is the legal owner of the rigs.

3.8	Impairment of long-lived assets

Assets that are subject to depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than have been impaired are reviewed for possible reversal of the impairment at each balance sheet date.

Recoverable amounts are determined based on discounted cash flows calculations. These calculations require the use of estimates.

No impairment losses on long-lived assets have been recognized by the Group for the year presented.

3.9	Cash and cash equivalents

Consists primarily of cash balances and cash investments measured at fair value through profit and loss. These cash investments have original maturities of three months or less with immediate liquidity, and are subject to an insignificant risk of changes in value.

3.10	Short-term investments

Consists primarily of short-term investments classified at fair value through profit and loss. These investments have maturities of more than three months, or with no fixed time for redemption.

QGOG Constellation S.A.

3.11	Investments in joint ventures

For investments in joint ventures, the Group applies the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income (loss) of these joint ventures. When the Group’s share of losses of a joint ventures exceeds the Group’s interest in that joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s joint ventures. When necessary, the entire carrying amount of the joint ventures is tested for impairment in accordance with IAS 36 Impairment of Assets, as a single asset by comparing its recoverable amount (higher of value in use, measured by the discounted cash flow, and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the joint ventures. The reversal of an impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the joint ventures subsequently increases, other than where that impairment loss relates to goodwill. No impairment losses have been recognized on the Group’s investments in joint ventures.

When a Group entity transacts with a joint ventures, profit and losses resulting from the transactions with the joint ventures are recognized in the Constellation’s consolidated financial statements only to the extent of interests in the joint ventures that are not related to the Group.

3.12	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Contingent risks assessed as “possible loss” are disclosed by Management but not recorded in a specific account.

3.13	Revenue recognition

The charter and operation revenues are recognized when the respective services are rendered based on the contracted day rates and the number of operating days during the period. Some of the charter and drilling agreements include uptime bonus payments depending on performance criteria established in the respective agreements. The Company recognizes the bonus revenues in the same period in which the Company meets the contractual criteria, renders the related services for which the specific performance criteria is met, and is preapproved by the customer. The Group may also earn revenues for the preparation and mobilization of equipment and personnel. The Group recognizes mobilization revenues during the mobilization period.

QGOG Constellation S.A.

Revenue is shown net of the related sales taxes after eliminating intercompany sales.

3.14	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.15	Current and deferred income tax and social contribution in the period

The provision for income tax and social contribution is based on taxable profit for the year. The taxable profit differs from profit in the income statement because it excludes revenues or expenses taxable or deductible in other years, and excludes non-taxable or non-deductible items. The provision for income tax and social contribution is calculated for each company of the Group based on the rates prevailing at year end according to the respective tax law in each jurisdiction.

Deferred taxes are recognized for temporary differences and tax loss carryforwards, when applicable. Deferred income tax and social contribution are recognized up to the amounts for which recovery is considered as probable.

3.16	Financial instruments

Financial assets and liabilities

The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue. Subsequent to initial recognition, the financial non-derivative assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

i.	Financial assets measured at fair value through profit or loss: these include financial assets acquired for sale (acquired primarily to be sold in the short term or settled against to loan or financing), or designated upon initial recognition at fair value through profit and loss. Interest, monetary and exchange variation and variations arising from fair value measurement, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, the Group has cash equivalents, short-term investments and restricted cash in this category.

QGOG Constellation S.A.

ii.	Financial assets held to maturity: these include non-derivative financial instruments with fixed or determinable payments with defined maturities, for which the Group have the intention and capacity to hold to maturity. After the initial recognition, they are measured at the amortized cost based on the effective interest rate method less losses in recoverable value, when applicable, and the variations are recognized in profit or loss as financial revenues or expenses, when incurred. The Group has no financial assets in this category.

iii.	Loans and receivable: these include non-derivative financial assets with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on their amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. For the years presented, the Group has bank deposits, trade receivables, receivables from related parties and other assets in this category.

iv.	Available for sale: these include non-derivative financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized in other comprehensive income in the shareholder’s equity until the investment is sold and the cumulative gain or loss previously reported in profit or loss. The Group has no financial assets in this category.

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i.	Financial liabilities measured at fair value through profit and loss: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. The Group has no financial liabilities in this category.

ii.	Financial liabilities not measured at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary and exchange variation, when applicable, are recognized in profit or loss when incurred. The Group has loans and financings, trade accounts payable, payables to related parties and other liabilities, which are classified in this category.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected. The Group has not recognized impairment losses on financial assets.

QGOG Constellation S.A.

Derivative financial instruments

The Group enters into derivative financial instruments, including interest rate swaps, to manage its exposure to interest rate risk. These derivatives are measured at fair value at inception and at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group had no derivatives financial instruments designated for hedge accounting as of December 31, 2010 and 2009.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Further details on derivative financial instruments are disclosed in Note 18.

Hedge accounting

The Group designates certain derivative instruments used to protect against interest risks as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive loss. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses line item.

Amounts previously recognized in other comprehensive loss and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the combined statement of operations as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive loss and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive loss and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

QGOG Constellation S.A.

Derecognition of financial assets and financial liabilities

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. Financial liabilities are derecognized when the associated obligation has been discharged, cancelled or has expired.

4.	CRITICAL ACCOUNTING ESTIMATES

In applying the accounting policies described in Note 3, management must judge and develop estimates for the carrying values of assets and liabilities which are not easily obtainable from other sources. The estimates and associated assumptions are based on historical experience and other factors considered relevant. Future results could differ from those estimates.

The estimates and underlying assumptions are reviewed continuously. The effects of revisions to accounting estimates are recognized prospectively.

Management has concluded that the most significant judgments and estimates considered during the preparation of these financial statements are the following:

4.1.	Measurement of financial instruments

The Group uses valuation techniques that include the use of inputs that are or not based on observable market data to estimate the fair values of certain types of financial instruments. Note 25 contain details of the main assumptions used to measure the fair values of financial instruments.

Management believes that the selected valuation techniques and the assumptions used are appropriate to measure the fair values of financial instruments.

4.2.	Provisions for claims and other obligations

Claims against the Group, including uncertainty claims, are recognized as a liability and/or are disclosed in the footnotes, unless the likelihood of loss is considered to be remote. A provision for claims and other obligations is recorded when the loss is probable and the amount can be reliably estimated. Claims and other similar obligations will be settled when one or more future events occur. Normally, the occurrence of these events is not within control of the Group and therefore, the assessment of these liabilities, is subject to varying degrees of legal uncertainty and interpretation, and requires significant estimates and judgments to be made by Management. Claims and obligations are described in Notes 3.12 and 16 and 17.

QGOG Constellation S.A.

4.3.	Useful lives of Property, Plant and Equipment

The carrying values of Property, Plant and Equipment assets are based on estimates, assumptions and judgments related to capitalized costs and useful lives of the rigs. These estimates, assumptions and judgments reflect both historical experience and expectations regarding future industry conditions and operations. The Group calculates depreciation using the straight-line method.

A described in Note 3.7, at the end of each year, the Group reviews the estimated useful lives of property, plant and equipment and no significant changes on the combined financial statements were identified.

4.4.	Impairment of Long Lived Assets

Determining whether property, plant, and equipment is impaired requires an estimation of the value in use of the related asset or cash-generating unit. The value in used calculation requires the Group to estimate the future cash flows expected to arise from the related asset or cash-generating unit and the related discount rate in order calculate the present value. No impairment losses on long-lived assets have been recognized by the Group.

4.5.	Outcome of contract negotiations

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations upon the Group. In the event of a contractual dispute, management is required to exercise judgment in considering uncertainty in the outcome of negotiations, which may have a material impact on the assets and liabilities of the Group. Such circumstances are discussed in Note 16.

QGOG Constellation S.A.

5.	CONSOLIDATED ENTITIES AND INTERESTS IN JOINT VENTURES

Consolidated entities - Constellation Overseas Ltd.

Constellation Overseas Ltd. has direct and indirect participation in its subsidiaries, as follows:

		Shareholding %
		December 31,
		2011		2010		2009
Consolidated entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

Alaskan Star Ltd. (“Alaskan”)	British Virgin Islands	—	100.00	100.00	—	100.00	—
Alpha Star Equities Ltd. (“Alpha”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Amaralina Star Ltd. (“Amaralina”)	British Virgin Islands	55.00	—	55.00	—	—	—
Arazi S.á.r.l (“Arazi”)	Luxembourg	100.00	—	—	—	—	—
Becrux B.V. (“Becrux”)	British Virgin Islands	—	100.00	—	100.00	—	100.00
Belcher Group Inc. (“Belcher”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Bonvie Investments Inc (“Bonvie”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Centaurus S.A.R.L. (“Centaurus”)	Luxembourg	100.00	—	100.00	—	100.00	—
Constellation Services Ltd. (“Constellation Serv.”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Dorgaly Technologies Inc. (“Dorgaly”)	British Virgin Islands	100.00	—	100.00	—	—	—
Eiffel Ridge Group C.V. (“Eiffel”)*	Netherlands	—	23.75	—	23.75	—	23.75
Gold Star Equities Ltd. (“Gold”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Hopelake Services Ltd. (“Hopelake”)	British Virgin Islands	100.00	—	—	—	—	—
Keam Holdings C.V. (“Keam”)	Netherlands	100.00	—	100.00	—	100.00	—
Laguna Star Ltd. (“Laguna”)	British Virgin Islands	55.00	—	55.00	—	—	—
Lancaster Projects Corp. (“Lancaster”)	British Virgin Islands	100.00	—	100.00	—	—	—
London Tower International Drilling C.V. (“London”)	Netherlands	100.00	—	100.00	—	100.00	—
Lone Star Offshore Ltd. (“Lone”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Manisa Serviços de Petroleo Ltda. (“Manisa”)	Brazil	—	55.00	—	55.00	—	—
Melbhouse Park Ltd. (“Melbhouse”)	British Virgin Islands	100.00	—	100.00	—	—	—
Mimosa Finance B.V. (“Mimosa BV”)*	Netherlands	—	23.75	—	23.75	—	23.75
New Canyon City Inc. (“New Canyon”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Olinda Star Ltd. (“Olinda”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Palase C.V. (“Palase”)	Netherlands	—	55.00	—	55.00	—	—
Podocarpus C.V. (“Podocarpus”)	Netherlands	—	55.00	—	55.00	—	—
Positive Investments C.V. (“Positive”)	Netherlands	100.00	—	100.00	—	100.00	—
QGOG Atlantic / Alaskan Rigs Ltd	British Virgin Islands	—	100.00	—	—	—	—
QGOG Participações S.A. (former Rio Arade S.A.)	Brazil	100.00	—	100.00	—		—
Queiroz Galvão Óleo e Gás S.A.(“QGOG”)**	Brazil		74.50				—
Snover International Inc. (“Snover”)	British Virgin Islands	100.00	—	100.00	—	100.00	—
Star International Drilling Ltd. (“Star”)	Grand Cayman Island	—	100.00	100.00	—	100.00	—
Tarsus Serviços de Petroleo Ltda (“Tarsus”)	Brazil	—	55.00	—	55.00	—	—

(*)	These entities are part of project finance structure under which the Group is the primary beneficiary for accounting purposes and has the power to govern the financial and operating policies these entities. The shareholder which holds the remaining interest in these structures is a syndicate of banks led by ING Bank B.V. According to the economic substance of the financing and shareholders’ agreements, the Constellation consolidates 100% of Mimosa BV and Eiffel in its consolidated financial statements and the non- controlling interests in these companies are recognized as a liability in accordance with SIC-12 “Consolidation – Special Purpose Entities” in these combined financial statements for all years presented.
(**)	As described in Notes 1 and 3.2, the oil and gas drilling operations of QGOG have been consolidated by Constellation in these combined financial statements for all years presented.

QGOG Constellation S.A.

Investments in joint ventures - Constellation Overseas Ltd.

Constellation Overseas Ltd. holds investments in joint ventures, as follows:

		Shareholding %
		December 31,
		2011		2010		2009
Entities	Location	Direct	Indirect	Direct	Indirect	Direct	Indirect

FPSO Capixaba Venture S.A. (“Capixaba”)	Switzerland	—	20.0	—	20.0	—	20.0
SBM Espírito do Mar Inc. (“Espírito do Mar”)	Switzerland	—	20.0	—	20.0	—	20.0
JVH Tupi Nordeste Ltd. (“JVH Tupi”) (*)	Bermuda	—	20.0	—	—	—	—
JVC Tupi Nordeste Ltd. (“JVC Tupi”) (*)	Bermuda	—	20.0	—	—	—	—
JVO Tupi Nordeste Ltd. (“JVO Tupi”) (*)	Brazil	—	20.0	—	—	—	—

(*)	These entities (refers to “FPSO Cidade Paraty”) are in the construction phase and the shareholders’ agreement has been signed between the subsidiary Lancaster, SBM Holding Inc (“SBM”), NYK and ITOCHU, creating JVH Tupi, JVO Tupi and JVC Tupi, in which Lancaster has an interest of 20% in these companies. At December 31, 2011, the Group had made advances to these entities that were recorded as intercompany loans relating to the construction of the FPSO Cidade de Paraty.

The investments in joint ventures are accounted for using the equity method. Other relevant information about interests in joint ventures is described in Note 12.

6.	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010

Cash and bank deposits	5,240	42,039
Cash equivalents	183,698	42,262

Total	188,938	84,301

Cash equivalents represent time deposits with original maturities of less than 90 days. These investments are highly liquid and convertible into known amounts of cash, and are subject to insignificant risk of changes in value.

The amounts of cash equivalents are presented below:

	Financial Institution	Average interest rate (per annum)	December 31,
Cash equivalents			2011	2010

Time deposits	Itau BBA Nassau	0.39%	73,544	42,262
Time deposits	Bradesco S.A. Grand Cayman	1.39%	110,154	—

Total			183,698	42,262

QGOG Constellation S.A.

7.	SHORT-TERM INVESTMENTS

	December 31,
	2011	2010
Time deposits	125,038	8,544
Bank deposits certificates	7,498	—
Repurchase agreements (*)	6,136	—

Total	138,672	8,544

(*)	Repurchase agreements are contracts in which the bank has the commitment to repurchase the asset back from the Group within a specified time limit. As of March 31, 2012 the average repurchase term is seven months.

		Average interest rate (per annum)	December 31,
Short-term investments	Financial Institution		2011	2010

Time deposits	Deutsche Bank	0.40%	24,074	—
Time deposits	Bradesco S.A. Grand Cayman	2.20%	35,000	6,927
Time deposits	Itau BBA Nassau	2.52%	7,000	1,617
Time deposits	ING Bank	0.29%	35,876	—
Time deposits	Citibank	0.13%	23,088	—
Bank deposit certificates	Bradesco S.A.	100% of CDI*	2,142	—
Bank deposit certificates	Banco do Nordeste - BNB	101% of CDI*	5,356	—
Repurchase agreements	Bradesco S.A.	101.5% of CDI*	6,136	—

Total			138,672	8,544

(*)	CDI - Interbank deposit certificate

8.	RESTRICTED CASH

	December 31,
	2011	2010
Cash and bank deposits	—	29,602
Time deposits	26,325	—

Total	26,325	29,602

Under certain of the Group’s project finance arrangements, surplus cash from operations (after operating expenditures and servicing or payment of debt) is held in designated reserve accounts, up to a level determined in relation to future debt servicing requirements on that financing arrangement.

Cash in these accounts may be only used for operating expenditure on the related rig or for servicing or payment of debt. Cash generated from operations in excess of the required amount of the reserve account is free from restrictions on use and is presented as cash and cash equivalents or short-term investments.

QGOG Constellation S.A.

These accounts refer to the financing agreements related to the construction of Lone Star, Gold Star and Olinda Star drilling rigs, as mentioned in Note 15, with original maturity less than one year.

The amounts in these accounts are presented below:

Restricted cash	Financial Institution	Average interest rate (per annum)	December 31, 2011
Time deposits	ING Bank	0.38%	26,325

Total			26,325

9.	TRADE AND OTHER RECEIVABLES

	December 31,
	2011	2010

Trade receivables	57,747	87,752
Other receivables	80	5,548

Total trade and other receivables	57,827	93,300

Trade receivables principally relate to receivables from Petrobras for charter and services relating to offshore and onshore drilling rigs used in exploration of oil and natural gas in Brazil. Historically, there have been no defaults on receivables or delays in collections and consequently, the Group has not recorded an allowance for doubtful accounts for the years presented. The average collection period is approximately 30 days. See credit risks in Note 25.

10.	INVENTORIES

Inventories refer basically to materials to be used in the operations of the rigs. The amounts recognized in statement of operations are accounted as costs of services in the account “Materials” as disclosed in Note 21.

QGOG Constellation S.A.

11.	RELATED PARTY TRANSACTIONS

Transactions between the Constellation and its subsidiaries that are part of the Group were eliminated on the consolidation and are not presented in the note below.

The combined intercompany balances as of December 31, 2011 and 2010 and the intercompany transactions for the three years ended December 31, 2011 are as follows:

	2011			2010			2009
	Assets	Liabilities	Income / (Expenses)	Assets	Liabilities	Income / (Expenses)	Income / (Expenses)
Delba (a)	130,639	130,639	—	98,411	98,411	—	—
FPSO Cidade de Paraty (b)	34,310	—	—	7,337	—	—	—
FPSO Cidade de Ilhabela (b)	4,062	—	—	—	—	—	—
QG S.A. (c)	—	4,208	(14,978)	—	41,178	(6,280)	—
Queiroz Galvão Exploração e Produção S.A. (“QGEP”) (f)	44	—	465	365	—	789	—
Manati S.A. (“Manati”) (f)	316	—	1,248	264	—	3,933	4,714
FPSO Capixaba (d)	869	—	3	866	—	7	12
Espírito do Mar (e)	3,567	—	188	3,379	—	178	169
L1T Consultoria Ltda. (g)	—	—	(179)	—	—	(1,598)	(328)

Other	138	70	420	484	79	—	—

Total	173,945	134,917	(12,833)	111,106	139,668	(2,971)	4,567

Total current	360	4,278	—	629	41,257	—	—
Total noncurrent	173,585	130,639	—	110,477	98,411	—	—

QGOG Constellation S.A.

(a)	In 2010, Constellation and Delba signed shareholders and loan agreements in order to construct, charter and operate two drillships for Petrobras, the Amaralina Star (“Amaralina”) and the Laguna Star (“Laguna”), through Constellation’s 55% interest in each of Amaralina Star Ltd (“Amaralina” – former Bulzow Capital Inc.) and Laguna Star Ltd (“Laguna” – former Guildford Projects Corp.), the remaining 45% of the shares of these companies being held by Delba.

Under the agreements, Constellation has committed to finance Delba’s 45% share of expenditures on these projects through the date of acceptance of the drillships by Petrobras, where such expenditures are not funded by Project Finance or by the Charterer. The date of acceptance is expected to occur in the last quarter of 2012.

The outstanding principal on the loans receivable bears interest at 12% per annum, compounded annually, up to the sixth anniversary of the sub-charter contract with Petrobras. Thereafter, the loans receivable will bear interest at 13% per annum, compounded. Repayment of interest and principal is scheduled to occur quarterly as from the first quarter end following the Date of Acceptance of the drillships by Petrobras, with the principal being repayable in equal quarterly installments over the six year term of the Petrobras charter contract, starting from the Date of Acceptance. The payables to Delba relate to intercompany loans to Amaralina and Laguna for the same amounts, terms and conditions.

The amounts of the loans receivable from Delba are secured by:

•	A pledge of Delba’s 45% of shares in Amaralina and Laguna.

•	An assignment of dividends payable to Delba by Amaralina and Laguna;

•	An assignment of amounts payable to Delba by Amaralina and Laguna.

Any cash available in Amaralina and Laguna for payment of dividends will be used to repay the intercompany loans to Delba. Amaralina and Laguna may not pay any dividends or other payables to Delba, until the intercompany loans are paid in full. The intercompany loans may be extended in the event that the term of the charter contract with Petrobras is extended. In this case, the new maturity date will be the end date of the extended contract.

Non-compliance with the contracts between Delba and Constellation could result in penalties to either Group. Through December 31, 2011, the Group is in compliance with the requirements of the respective contracts.

(b)	The Group signed a shareholder’s agreement with partners to construct charter and operate FPSOs for Petrobras. The bid contracts for the FPSO are held by one of the proposed partners, SBM, and will be transferred to project companies in which the Group has a 20.0% shareholding related to Project Cidade de Paraty and have 12.75% related to Project Cidade Ilhabela. Loans receivables at December 31, 2011, in the amount of US$34,310 and US$4,062 refer to milestones payments made by Constellation in proportion with its participation in the Project Cidade de Paraty and Project Cidade Ilhabela, respectively.

On December 31, 2011, the Group’s main capital commitments for the conclusion of the construction of the FPSO Cidade Paraty and FPSO Ilhabela, are in the amount of US$26 million and US$58 million, respectively, corresponding to the percentage of interest in these investees.

(c)	In 2011, the amount of US$4,208 refers to the fee charged by QG S.A., entity under common control with the Group, for being guarantor of part of Constellation’s loans and financings. In 2010, liabilities also include US$37,710 that refers to the amount payable by the Group in relation to QGOG in connection with the Shareholders’ contribution described in Note 19.
(d)	Loans bearing interest at LIBOR plus 0.5% per annum with maturity at the end of the charter contract period between Espírito do Mar and Petrobras (2022). Bank guarantees is provided by SBM.
(e)	The loan to Espírito do Mar reflects an effective interest rate of 5.56% with a maturity at the end of the charter contract period between SBM Espírito do Mar Inc. and Petrobras (2022). Bank guarantees are provided by SBM.

QGOG Constellation S.A.

(f)	On June 1, 2010, QGOG, Manati and QGEP entered into an agreement pursuant to which they agreed to share infrastructure and costs of certain administrative activities.
(g)	Relates to engineering and consulting services provided to QGOG by L1T Consultoria Ltd., a company owned by the Chief Operating Officer of QGOG and certain of his family members. These services were completed and the related contract was terminated in May 2011.

Key management personnel remuneration is presented below:

	2011	2010	2009

Key management personnel compensation (i)	9,539	6,829	3,906

(i)	Key management is defined as the statutory officers and directors of Company.

All key management personnel compensation refers to short-term benefits.

The cash compensation for each member of senior management is principally comprised of base salary and bonus. The compensation that is paid to our senior management is evaluated on an annual basis considering the following primary factors: individual performance during the prior year, market rates and movements, and the individual’s anticipated contribution to the Group and Group’s growth. Members of our senior management team are also eligible to participate in our retirement savings plans, described below under Pension Plan as described in Note 27.

This above compensation does not include amounts relating to services provided by the Company’s Chief Executive Officer relating to the private placement transaction undertaken by Constellation with Capital in June 2010 as described in Note 1. These services were contracted in 2009, prior to his nomination as Chief Executive Officer in March 2010. The total amount of this contract was US$1,790. At December 31, 2011, amounts payable under this contract amounted to US$565, which are included in the liability account Payroll and Related Charges.

12.	INVESTMENTS IN JOINT VENTURES

	December 31,
	2011		2010		2009
	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.

Number of shares	100	100	100	100	100	100
Indirect interest	20%	20%	20%	20%	20%	20%
Authorized share capital	82	88	82	88
Current assets	3,822	30,339	12,443	32,855
Noncurrent assets	6,333	356,560	6,302	389,102
Current liabilities	13,906	46,586	7,692	37,477
Noncurrent liabilities	3,475	225,407	4,312	288,681
Net revenue	16,160	54,186	11,896	57,231	15,392	67,549
Costs and expenses	(30,128)	(35,078)	(9,557)	(34,829)	(14,784)	(34,082)
Other income	—	—	6,234	—	—	—
Shareholder’s equity (deficit)	(7,226)	114,906	6,741	95,799	(1,832)	73,397
Net income (loss)	(13,968)	19,108	8,573	22,402	608	33,467

QGOG Constellation S.A.

Changes in interest in joint ventures

	December 31,
	2011			2010			2009
	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A.	SBM Espírito do Mar Inc.	Total	FPSO Capixaba Venture S.A. (*)	SBM Espírito do Mar Inc.	Total

Opening balance	1,348	19,159	20,507	(367)	14,679	14,312	(489)	7,986	7,497
Share of results of joint ventures	(2,794)	3,822	1,028	1,715	4,480	6,195	122	6,693	6,815

Closing balance	(1,446)	22,981	21,535	1,348	19,159	20,507	(367)	14,679	14,312

Assets (Interests in joint ventures)	—	22,981	22,981	1,348	19,159	20,507
Liabilities (Accumulated deficit in joint ventures) (*)	(1,446)	—	(1,446)	—	—	—

(*)	The liability to fund deficit in FPSO Capixaba Venture S.A. is recognized in “Other current liabilities”.

The main activities of the Group’s investments in joint ventures are as follows:

•

Capixaba’s core business is to support operations for contracts in the offshore oil and gas industry. Since March 16, 2007, this company is a shareholder of a Brazilian company which operates the “FPSO Capixaba” unit which is currently located off the Brazilian coast and is chartered to Petrobras.

•

Espírito do Mar’s main activity is to act as an FPSO Owner in support of charter contracts in the offshore oil and gas industry. It is the owner of FPSO Capixaba, which operates off the Brazilian coast and is leased to Petrobras until 2022. The upgrade of FPSO Capixaba was concluded in February 2010.

QGOG Constellation S.A.

13.	PROPERTY, PLANT AND EQUIPMENT

	Equipment under construction	Equipment in operation
		Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total
Cost
Balance on January 1, 2009	1,445,069	307,000	302,704	—	—	—	—	93,789	18,096	2,166,658
Additions	604,817	23	—	—	—	—	6,289	6,378	1,353	618,860
Disposals	—	—	—	—	—	—	—	(789)	(1,552)	(2,341)
Transfers	(517,281)	—	—	—	—	—	517,281	(296)	296	—
Currency translation differences	—	—	—	—	—	—	—	20,469	2,628	23,097

Balance on December, 31, 2009	1,532,605	307,023	302,704	—	—	—	523,570	119,551	20,821	2,806,274
Additions	289,235	67,048	17,261	—	7,341	—	4,388	7,967	2,991	396,231
Advance to supplier	212,615	—	—	—	—	—	—	—	—	212,615
Disposals	—	(53)	—	—	(8)	—	(43)	(410)	(411)	(925)
Transfers	(522,795)	—	—	—	522,795	—	—	(79)	79	—
Currency translation differences	—	—	—	—	—	—	—	4,182	528	4,710

Balance on December, 31, 2010	1,511,660	374,018	319,965	—	530,128	—	527,915	131,211	24,008	3,418,905
Additions	836,171	4,690	23,903	—	6,573	—	3,222	29,068	6,327	909,954
Disposals	—	—	(9,300)	—	—	—	—	(50)	(394)	(9,744)
Transfers	(1,380,985)	—	—	718,636	—	639,844	—	22,106	399	—
Currency translation differences	—	—	—	—	—	—	—	(11,498)	(829)	(12,327)

Balance on December 31, 2011	966,846	378,708	334,568	718,636	536,701	639,844	531,137	170,837	29,511	4,306,788

QGOG Constellation S.A.

	Equipment under construction	Equipment in operation
		Alaskan Star Rig	Atlantic Star Rig	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Onshore drilling rigs	Corporate	Total
Accumulated depreciation
Balance on January 1, 2009	—	(2,558)	(15,056)	—	—	—	—	(20,741)	(10,307)	(48,662)
Depreciation	—	(15,350)	(15,135)	—	—	—	(10,519)	(7,112)	(1,364)	(49,480)
Disposals	—	—	—	—	—	—	—	37	325	362
Transfers	—	—	—	—	—	—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	(7,579)	(774)	(8,353)

Balance on December 31, 2009	—	(17,908)	(30,191)	—	—	—	(10,519)	(35,395)	(12,120)	(106,133)
Depreciation	—	(15,799)	(15,147)	—	(23,949)	—	(26,043)	(8,502)	(1,181)	(90,621)
Disposals	—	—	—	—		—	—	387	372	759
Transfers	—	—	—	—		—	—	—	—	—
Currency translation differences	—	—	—	—	—	—	—	(1,832)	(169)	(2,001)

Balance on December 31, 2010	—	(33,707)	(45,338)	—	(23,949)	—	(36,562)	(45,342)	(13,098)	(197,996)
Depreciation	—	(17,075)	(15,682)	(16,271)	(21,808)	(24,894)	(22,457)	(11,082)	(2,059)	(131,328)
Disposals	—	—	9,091	—	—	—		14	301	9,406
Transfers	—	—	—	—	—	—		—	—	—
Currency translation differences	—	—	—	—	—	—	—	5,390	341	5,731

Balance on December 31, 2011	—	(50,782)	(51,929)	(16,271)	(45,757)	(24,894)	(59,019)	(51,020)	(14,515)	(314,187)

Property, plant and equipment, net	—	—	—	—	—	—	—	—	—	—

December 31, 2010	1,511,660	340,311	274,627	—	506,179	—	491,353	85,869	10,910	3,220,909
December 31, 2011	966,846	327,926	282,639	702,365	490,944	614,950	472,118	119,817	14,996	3,992,601

Average useful life (years)	—	22	21	22	21	22	24	17	15	—

QGOG Constellation S.A.

The detailed cost of equipment under construction is showed as follows:

	Equipment under construction
	Alpha Star Rig	Gold Star Rig	Lone Star Rig	Olinda Rig	Drillships (a)	Onshore drilling rigs	Total
Cost
Balance on January 1, 2009	157,308	387,782	437,573	462,406	—	—	1,445,069
Additions	291,844	135,013	123,085	54,875	—	—	604,817
Transfers	—	—	—	(517,281)	—	—	(517,281)

Balance on December 31, 2009	449,152	522,795	560,658	—	—	—	1,532,605
Additions	205,651	—	58,068	—	3,011	22,505	289,235
Advance to supplier					212,615		212,615
Transfers	—	(522,795)	—	—	—	—	(522,795)

Balance on December 31, 2010	654,803	—	618,726	—	215,626	22,505	1,511,660
Additions	63,833	—	21,118	—	751,220	—	836,171
Disposals	—	—	—	—	—	—	—
Transfers	(718,636)	—	(639,844)	—	—	(22,505)	(1,380,985)

Balance on December 31, 2011	—	—	—	—	966,846	—	966,846

(a)	These drillships (Amaralina and Laguna) are currently under construction by third party shipyard, with delivery scheduled for the last quarter of 2012.

QGOG Constellation S.A.

Borrowing costs capitalized in property, plant and equipment for the year ended December 31, 2011 was US$27,942 (US$21,516 in 2010 and US$170,245 in 2009).

Borrowing costs are capitalized using the effective interest rates of each financing agreement described in Note 15.

The Group’s assets which are pledged as security for financing are also described in Note 15.

On December 31, 2011, the Group’s capital commitments related to the conclusion of the construction of the drillships Amaralina and Laguna, is in the amount remaining of US$202 million.

14.	ACCRUED LIABILITIES

As described in Note 3.7 and 4.6, equipment under construction is recorded based the incurred costs amounts on of the respective project based on information provided by the shipyards and suppliers. The related costs are recognized in property, plant and equipment, and the respective amounts of the unbilled costs are recognized as accrued liabilities account, as follows:

	December 31,
	2011	2010
Equipment under construction:
Alpha Star Rig	—	69,646
Amaralina Star	379,693	—
Laguna Star	342,843	—

Total	722,536	69,646

QGOG Constellation S.A.

15.	LOANS AND FINANCINGS

Financial institution	Funding type	Objective	Beginning period	Maturity	Contractual interest rate	Effective interest rate		Currency	2011	2010
Bradesco	Loan	Working capital	During 2009, 2010 and 2011	Within 1 year	2.03%p.a. to 3.94%p.a	2.73	%p.a.	US dollars	283,683	174,269

Banco do Brasil	Loan	Working capital	During 2011	Within 1 year	1.48%p.a. to 2.55%p.a.	2.54	%p.a.	US dollars	123,954	—
Itaú	Loan	Working capital	During 2009 and 2010	Within 1 year	2.28%p.a. to 7.00%p.a.	2,98	%p.a.	US dollars	—	131,974
ING (leader arranger)	Financing	Alaskan Star rig construction	Nov, 2008	6 years	Libor + 3.25% p.a.	3,53	%p.a.	US dollars	—	193,272
WestLB (leader arranger)	Financing	Atlantic Star rig construction purposes	Dec, 2009	5 years	Libor + 3.82%p.a.	4,08	%p.a.	US dollars	—	220,524
ING (leader arranger)	Financing	Gold Star rig construction	Jul, 2007	10 years	Libor + 1.15%p.a. to Libor + 2.65%p.a.(1)	3,08	%p.a.	US dollars	311,036	326,174
ING (leader arranger)	Financing	Lone Star rig construction	Jul, 2007	7 years and 6 months	Libor + 1.15%p.a. to Libor + 2.15%p.a.(2)	1,58	%p.a.	US dollars	364,504	442,906
Santander, HSBC, Citibank (joint bookrunners)	Senior Notes (Project Bond)	Refinance Alaskan Star and Atlantic Star rigs, and other corporate purposes	Jul, 2011	7 years	5.25%p.a.	5.55	%p.a.	US dollars	660,245	—

ING (leader arranger)	Financing	Olinda Star rig construction	Feb, 2008	5 years	Libor + 1.40%p.a. to Libor + 1.75%p.a.(3)	1,83	%p.a.	US dollars	205,003	256,006
Citibank and Santander (joint leader arranger)	Financing	Alpha Star rig construction	Apr, 2011	6 years and 3 months	Libor + 2.25%p.a. to Libor + 2.50%p.a. (4)	4.91	%p.a.	US dollars	492,097	261,224

Total									2,440,522	2,006,349

Current									731,190	769,545
Non current									1,709,332	1,236,804

(1)	In pre-completion period the interest is Libor + 2.15% p.a. until September, 2009 and thereafter Libor + 2.65% p.a. and in post-completion is Libor + 1.15% p.a. until the fifth anniversary and thereafter is Libor + 1.35% p.a..
(2)	In pre-completion period the interest is Libor + 2.15% p.a. and in post-completion (December 24, 2010) is Libor + 1.15% p.a..
(3)	In pre-completion period the interest is Libor + 1.75% p.a. and in post-completion (December 23, 2010) is Libor + 1.40% p.a..
(4)	In pre-completion period the interest is Libor + 2.25% p.a. and in post-completion (July, 2011) is Libor + 2.50% p.a..

QGOG Constellation S.A.

Changes in loans and financings

	For the years ending December 31,
	2011	2010	2009
Opening balance	2,006,349	1,716,568	1,261,406
Additions	1,776,916	608,393	539,981
Repayment of principal	(1,322,187)	(318,818)	(156,386)
Transaction cost (*)	(20,361)	—	—
Debt discount (**)	(4,550)	—	—
Interest capitalized	20,086	34,187	78,856
Interest charged through profit and loss	55,315	25,865	24,711
Payment of interest	(75,743)	(59,846)	(32,000)
Transaction cost charged through profit and loss	4,090	—	—
Debt discounts charged through profit and loss	607	—	—

Closing balance	2,440,522	2,006,349	1,716,568

(*)	Refer to the transaction costs of Senior Notes issued by QGOG Atlantic / Alaskan on July 2011 for refinance of Alaskan Star and Atlantic Star and the financing for Alpha Star construction.
(**)	Refer to the discount on the Senior Notes issued by QGOG Atlantic / Alaskan for refinance of Alaskan Star and Atlantic Star.

Loans and financing long-term amortization schedule

For the years ended December 31,	Loans and Financing	Transaction costs	Debt discounts	Net amount

2013	339,193	(3,511)	(911)	334,771
2014	394,669	(3,004)	(738)	390,927
2015	318,401	(2,545)	(554)	315,302
2016	229,639	(1,953)	(360)	227,326
2017	355,043	(1,009)	(206)	353,828
After 2017	87,500	(223)	(99)	87,178

Total	1,724,445	(12,245)	(2,868)	1,709,332

Covenants

The financing agreements contain financial covenants as well as security provided to lenders as described hereafter. Non-compliance with such covenants could constitute a Restricted Payments Trigger Event which would result in the borrower entity not being allowed to pay dividends, purchase, retire or otherwise distribute capital stock or make certain payments to related parties. Under the loan contracts, each borrower entity has committed that it will not make payments of dividends, or other distributions in cash, securities or other property. Therefore, dividend payments are subject to the consent of the related banks.

QGOG Constellation S.A.

The financial covenants are measured semiannually, and consists of: a minimum requirement of Consolidated Tangible Net Worth, and Consolidated Cash and Cash Equivalents and Marketable Securities; Interest Cover Ratio, that requires to maintain a minimum Consolidated Adjusted EBITDA to Consolidated Net Interest Payable ratio (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance – with no guarantee provided by Constellation); Leverage Ratio, which requires a maximum ratio of Consolidated Net Total Borrowings to Consolidated EBITDA (which calculations are subjected to defined adjustments mainly related to borrowings to Project Finance). Consolidated refers to Constellation and its subsidiaries.

As at December 31, 2011 and 2010, the Group was in compliance with such restrictive clauses.

Guarantees

The financings obtained by Constellation’s subsidiaries in order to finance the construction of the rigs and for other corporate purposes are usually structured as Project Finance/Project Bond, therefore benefiting from a customary security package which includes guarantees such as assignment of the charter receivables, mortgages over the rigs, pledges over the shares of the rig owners, charges over the relevant bank accounts held at the facility agents, assignment of the relevant insurances along with corporate guarantees during pre-completion period and accounts into which the amounts payable under charter and services agreements are required to be paid. In addition, the terms of some of these financing debt instruments restrict the ability of project subsidiaries, to pay dividends, incur additional debt, grant additional liens, sell or dispose of assets and enter into certain acquisitions, mergers and consolidations, except with the prior consent of the respective creditors

This can be applied to the financings of the following rigs: Olinda Star, Gold Star, Lone Star, Alpha Star, Alaskan Star and Atlantic Star, and the Project Financing of Amaralina Star and Laguna Star described below.

Unused available credit lines

Working capital lines

As of December 31, 2011, the subsidiary Alpha had available from major financial institutions US$21.1 million of unused long term lines of credit, restricted for use in the construction or upgrade of its assets, which terms are similar to those of current loan agreements (interest rate of Libor + 2.50%p.a.).

Amaralina Star and Laguna Star Project Financing

On the first semester of 2011, the Group has agreed with BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) the terms of a structure for a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star.

QGOG Constellation S.A.

On September 16, 2011, the Group mandated BNP Paribas (“BNP”), ING Capital LLC (“ING”) and Citigroup Global Markets Inc. (“Citi”) to structure a long term facility to finance the construction of the drillships Amaralina Star and Laguna Star. The total facility amount is US$943,863 and the term is up to 6 years. The credit facility will be provided by a Bank Syndicate, in the amount of US$593,863, and The Norwegian Ministry of Trade and Industry (“MTI”), the remaining US$350,000.

The financing will bear an interest rate of LIBOR + 2.75%p.a. for the commercial banks tranche and LIBOR + 1.35%p.a. for the MTI tranche. The MTI tranche is guaranteed by the Guarantee Institute for Export Credits (“GIEK”) and the premium rate to be paid for such guarantee will vary from 1.65% p.a. (during the drilling rig construction) and 1.40%p.a. (after the beginning of operations). Further, a commitment fee of 40% of the applicable margins and premium is paid over the undisbursed amount of the respective facility tranche.

The guarantees offered by the Group are the usual for this type of transactions, including, mortgage over the rigs, assignment of the charter contracts, pledge of accounts and compliance with certain financial covenants, among others.

In connection with this Project Financing, the Group has the contractual commitment with the same financial institutions to contract derivatives as cash flow hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has contracted interest swaps in connection with the rates and spreads, terms and cash flows of the debt as disclosed in Note 18.

The Project Financing Agreement was signed on March 27, 2012.

16.	PROVISIONS

	December 31,
	2011	2010
Opening balance – current	39,808	17,317
Additions	10,796	35,037
Transferred to trade and other payables	(41,786)	(12,888)
Currency translation differences	(350)	342

Closing balance – current	8,468	39,808

In the normal course of business the Group engages in contracts with third parties which convey contractual obligations. During 2011 and 2010 the Group recognized provisions for contractual penalties which are allegedly payable with respect to certain of its contracts. Where agreements have been reached in relation to these penalties, these amounts have been settled or reclassified to other current liabilities in accordance with negotiated terms. The amounts of the provisions represent our best estimates of the respective obligations and are charged to other expenses (Note 22) in the statement of operations.

The amount of US$39,082 (US$6,025 in 2010) were paid out of the US$42,786 (US$12,888 in 2010) amount transferred to “trade and other payables”.

QGOG Constellation S.A.

17.	PROVISION FOR RISKS AND CONTINGENCIES

Labor, Civil and Tax claims

a)	Provision for probable loss on Labor, Civil and Tax claims:

Based on the opinions of in-house and external legal counsel, Management recorded a provision to cover the probable losses arising from labor claims. As of December 31, 2011 and 2010 the provisions for, labor lawsuits included in other noncurrent liabilities were mainly related to hardship and retirement.

Changes in the loss provision for labor claims are as follows:

	December 31,
	2011	2010	2009
Opening balance	531	743	836
Additions	89	401	172
Reversals	(409)	(634)	(501)
Currency translation differences	(59)	21	236

Closing balance	152	531	743

b)	Claims assessed as possible losses by Management

These claims as at December 31, 2011, based on the in-house and outside legal counsel’s opinions, are not accrued in the financial statements and consist of labor lawsuits (comprised mainly by compensation due to accidents at work and occupational diseases) in the amount of US$3,156 (US$3,949 in 2010) and tax lawsuits in the amount of US$23,232 (US$22,835 in 2010). In 2010, there were civil lawsuits in the amount of US$75.

The main claims assessed as possible losses are described as follows:

1)	Group received a Notice of Violation issued by Brazilian tax authorities which assumed that the platform Atlantic Star has been imported without a corresponding import license. The tax assessment was judged partly unsuccessful at first instance administrative. It is awaiting trial on appeal. The amount involved is estimated in US$19,184.

2)	Group received a Notice of Violation issued by Rio de Janeiro tax authorities due to nonpayment of ISS in the city of Rio de Janeiro. The Group argues, on appeal, that the operations tax jurisdiction was carried out in other places and in these collected taxes (ISS due to the site of the service provider). The amount involved is estimated in US$2,871.

QGOG Constellation S.A.

c)	Tax, labor and social security matters

The Group enters into transactions and operations that may be interpreted by others subjectively and/or as opposed to the Group’s position; however, the Group’s actions are supported by outside legal counsel’s opinion.

In connection with corporate reorganization, QGEPP S.A. (the entity related of oil and gas exploration and production activities) agreed to compensate QGOG for any contingency related to the oil and gas exploration and production activities (E&P). Additionally, on January 2011, it was agreed by contract that both Constellation and QGOG would compensate QGEPP S.A. for any loss arising in respect of all existing liabilities and contingent risk not related to E&P activities that may be charged to QGEPP S.A. Based on the opinion of outside legal counsel of QGOG and Constellation, the Group concluded that no probable loss was incurred and no provision was recorded in the period presented in the combined financial statements.

18.	DERIVATIVES

Under the terms of Project Finance arrangements (Note 15), the Group is contractually required to manage its risk on floating interest rates by taking out variable-to-fixed interest rate swaps on its long term variable rate loans. Accordingly, the interest rate swaps contracted by management convert the variable component of interest rates to fixed rates ranging from 1.93% to 5.16% to mitigate such risk. The floating component of interest rate of all hedging contracts is US$ LIBOR.

These swaps protect the Group from fluctuations in interest rates. As of December 31, 2011, the Group has interest rate swaps related to the loans to fund Olinda Star, Gold Star, Lone Star, and Alpha Star offshore rigs. The swap contracts cover the expected periods of the loans and terminate between 2013 and 2017.

Information on derivative contracts

Interest rate swaps US$ LIBOR/Pre
							Fair value
		Interest rates			Notional amount		Receivables (payables)
	Loans and financings
Banks	objective	Payable leg		Maturity	2011	2010	2011	2010
ING financing (leader arranger)	Gold Star oil rig construction	5.165	%p.a.	Jul, 2017	291,276	324,753	(36,235)	(40,433)
ING financing (leader arranger)	Lone Star oil rig construction	5.165	%p.a.	Jan, 2015	345,873	419,491	(24,017)	(36,489)
ING financing (leader arranger)	Olinda Star oil rig construction	3.973	%p.a.	Dec, 2013	174,087	226,081	(7,648)	(14,326)
Citibank and Santander financing (joint leader arranger)	Alpha Star oil rig construction	1,930	%p.a. **	Jul, 2017	520,490	459,702	(15,894)	8,652
WestLB financing (leader arranger)	Atlantic Star oil rig	2,570	%p.a.	Sep, 2016	—	220,000	—	(7,098)

BNP, Citibank and ING financing (joint leader arranger)*	Amaralina Star construction	2.620	%p.a.	Nov, 2018	115,269	—	(24,155)	—
BNP, Citibank and ING financing (joint leader arranger)*	Laguna Star construction	2.705	%p.a.	Jan, 2019	113,157	—	(25,761)	—

Total amount							(133,710)	(89,694)

Current							(30,806)	(20,952)
Non current							(102,904)	(68,742)

QGOG Constellation S.A.

	December 31,
	2011	2010
Opening balance	89,694	90,473

Fair value adjustments capitalized	7,856	(12,671)
Fair value adjustments through profit and loss	40,753	41,215
Fair value adjustments through other comprehensive loss (*)	49,916	—
Settlements	(54,509)	(29,323)

Closing balance	133,710	89,694

	2011	2010

Reported as follows:
Current assets	—	1,237
Noncurrent assets	—	7,416
Current liabilities	30,806	22,189
Noncurrent liabilities	102,904	76,158

(*)	Group has adopted hedge accounting as from July 15, 2011, using the above contracts. The Group’s hedge accounting policies are described in Note 3.16. Additional information on these instruments is included in Note 25.

Derivative contracts designated as cash flow hedges

Under interest rate swap contracts, the Group agrees to exchange the differences between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issue variable rate debt. The fair value of interest rate swap at the end of reporting period is determined by discounting the future cash flow flows using the curves at the end of reporting period and the credit risk inherent in the contract, and is disclosed below.

In connection with the Project Financing (Note 15) for the construction of the drilling rigs Amaralina Star and Laguna Star, the Group has the contractual commitment with the same financial institutions to contract derivatives as hedging instrument of the debt in relation to changes in LIBOR. Accordingly, the Group has swaps contracts in connection with the rates, spreads, notional, terms and cash flows of the debt. The swap contracts were contracted on July 2010 and will follow the all the Project Financing terms. The Project Financing was signed on March 27, 2012 and the first tranche in the total amount of US$203,413 was disbursed in May 31, 2012.

QGOG Constellation S.A.

The following table details the notional amounts remaining terms of interest contracts outstanding at the end of the reporting period.

Interest rate swaps US$ LIBOR/Pre
	Loans and financings objective	Interest rates			Notional amount			Fair value
								(Payables)
Banks		Receivable leg	Payable leg		Maturity	2011	2010	2011	2010
BNP, Citibank and ING financing (joint leader arranger)	Amaralina Star construction	LIBOR	2.620	%p.a.	Nov, 2018	115,269	—	(24,155)	—
BNP, Citibank and ING financing (joint leader arranger)	Laguna Star construction	LIBOR	2.705	%p.a.	Jan, 2019	113,157	—	(25,761)	—

Total net amount								(49,916)	—

Interest rate swap contracts exchanging floating rate interest for fixed rate interest are designated and effective as fair value hedges in respect of interest rates. During the year, the hedge was 100% effective in hedging the fair value.

19.	SHAREHOLDER’S EQUITY

QGOG Constellation

Share capital

The share capital of the QGOG Constellation was set at US$58 (equivalent to historical value of €40) represented by 400,000 ordinary shares with a par value of €0.10 each, subscribed by Orangefield Trust (Luxembourg) S.A. As of August 30, 2011, 400,000 shares were issued and fully paid.

In May 2012, in connection with the corporate reorganization, QGOG Constellation changed its share capital from 400,000 ordinary shares with a nominal value of €40 to 50,000 common shares with a nominal value of US$50. On the same date, in exchange for the contribution of Constellation, QGOG Constellation issued 55,582,446 common shares with a nominal value of US$1 per share, representing an exchange ratio of one common share of QGOG Constellation for each share of Constellation. For purposes of the presentation of earnings per share, the Company has retrospectively reflected this reorganization in arriving at the per share numbers in these combined financial statements.

Legal reserve

Luxembourg companies are required to appropriate to the legal reserve a minimum of 5% of the net profit for the year after deduction of any losses brought forward, until this reserve equals 10% of the subscribed capital. This reserve may not be distributed in the form of cash dividends, or otherwise, during the life of the Company. The appropriation to legal reserve is effected after approval at the general meeting of shareholders.

Dividends policy

Any future determination relating to our dividend policy will be made by the Board of Directors and will depend on a number of factors, including earnings, capital requirements, contractual restrictions, financial condition and future prospects and other factors that our Board of Directors may deem relevant. The decision to distribute dividends will however be taken by the general meeting of shareholders upon a proposal by the issuer’s Board of Directors.

QGOG Constellation S.A.

Additionally, any dividends paid by us will be subject to a Luxembourg withholding tax at a rate of 15% for the year ending 2012 (17.65% if the dividend tax is not charged to the shareholder), subject to the exceptions provided by Luxembourg tax law or by double tax treaties concluded by the Grand Duchy of Luxembourg and the country of tax residency of the shareholders. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities.

Constellation Overseas Ltd.

Share capital

Share capital comprises 55,632,446 common voting shares with no par value, fully paid (55,632,446 in 2010) which represents the total authorized shares.

On June 15, 2010, the Constellation issued 10,869,909 shares. Proceeds of the issue were US$420,675, net of US$9,325 of expenses directly related to the issue, of this, US$25,593 was allocated to share capital to maintain the value of share capital per share prior to the issuance, with the remaining US$395,082 being allocated to share premium.

Shareholders	Common shares	Share capital	Share premium	Total
Timbaúba International Ltd.	27,851,388	65,576	—	65,576
Guararapes International Ltd.	16,272,083	38,311	—	38,311
Skycrest Overseas Inc.	639,066	1,507	—	1,507
Cipef Constellation Coinvestment Fund L.P.	5,081,050	11,958	184,601	196,559
Cipef V Constellation Holding L.P.	5,788,859	13,635	210,481	224,116

Total at December 31, 2011	55,632,446	130,987	395,082	526,069

Shares issued in 2011	—	—	—	—
Shares issued by Cipef in 2010 (*)	10,869,909	25,593	395,082	420,675

(*)	Capital 1 and Capital 2 together subscribed US$430,000, before transaction costs of US$9,325, to share capital of Constellation in exchange for a total of 19.54% of common voting shares in the Constellation. The amount of US$420,675 was recognized as follows: US$25,593 in share capital and US$395,082 was recognized in share premium.

The Group’s ultimate controlling party is the Queiroz Galvão family, who control the direct parent companies Timbaúba International Ltd., Guararapes International Ltd. and Skycrest Overseas Inc.

Cipef Constellation Coinvestment Fund L.P. and Cipef V Constellation Holding L.P. (the Funds) are limited partnerships organized under the laws of Delaware.

QGOG Constellation S.A.

Dividends policy

The payment of dividends, if any, will be determined by a resolution of the Constellation’s board of directors if the board of directors is satisfied that, immediately after such distribution or dividend payment: the Constellation’s assets will exceed its liabilities and the Constellation will be able to pay its indebtedness as it becomes due.

Payment of dividends to the Constellation’s shareholders can be made by cash, shares or other property.

Hedging reserve

The hedging reserve consists of the effective portion of cash flow hedging instruments related to hedged committed future financing transactions.

Currency translation differences reserve

The Currency translation differences reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Shareholder’s contribution and distribution

The shareholder’s contribution is related to amounts contributed by QG SA to QGOG in connection with its operations (US$28,783 in 2010 and US$19,218 in 2009) and the distribution is related to amounts paid to QG SA US$5,621 in 2011 and (US$37,710 in 2010).

Non-controlling interest

The Group’s combined financial statements include Amaralina e Laguna, whose share capital is 55% owned by the Group. The part of Amaralina e Laguna total shareholders’ equity not attributable to the Group is included in non-controlling interest. In 2010 and 2009, non-controlling interests related to these entities amounted to less that US$1 and consequently, do not appear in the combined financial statements.

Loss per share

Basic and diluted losses per share amounts are calculated by dividing the loss for the year, all from continuing operations, attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

	For the years ending December 31,
	2011	2010	2009
Loss attributable to the owners of the Company	(20,900)	(43,480)	(40,843)
Weighted average number of common shares for calculation purposes (thousands of shares)	55,632	55,632	55,632

Basic and diluted loss per share	(0.38)	(0.78)	(0.73)

QGOG Constellation S.A.

The Group has no potential dilutive shares. Diluted loss per share is therefore equal to basic loss per share.

20.	NET OPERATING REVENUE

Operating revenue in the amount of US$641,922 (US$374,872 in 2010; US$182,396 in 2009) of the Group is derived principally from rig charter and related services. As of December 31, 2011, of the total of revenues, 93% (97% in 2010 and 97% in 2009) is derived from one client, Petrobras.

Net operating income is stated after the following items:

	For the years ending December 31,
	2011	2010	2009

Operating revenue	641,922	374,872	182,396
Taxes on revenue:
PIS	(3,484)	(1,849)	(1,415)
COFINS	(16,047)	(8,523)	(6,518)
ISS	(4,896)	(2,435)	(2,000)

Net operating revenue	617,495	362,065	172,463

Constellation Overseas Ltd.

21.	COSTS OF SERVICES AND OPERATING EXPENSES

	For the years ending December 31,
	2011			2010			2009
Costs and expenses by nature	Costs of services	General and administrative expenses	Total	Costs of services	General and Administrative expenses	Total	Costs of services	General and administrative expenses	Total
Payroll, charges and benefits	(165,006)	(17,956)	(182,962)	(81,034)	(12,975)	(94,009)	(49,825)	(11,547)	(61,372)
Depreciation	(130,103)	(1,225)	(131,328)	(89,547)	(1,074)	(90,621)	(48,606)	(874)	(49,480)
Materials	(72,756)	—	(72,756)	(42,945)	—	(42,945)	(18,163)	—	(18,163)
Maintenance	(51,568)	—	(51,568)	(40,462)	—	(40,462)	(24,986)	—	(24,986)
Insurance	(11,073)	—	(11,073)	(6,970)	—	(6,970)	(3,820)	—	(3,820)
Other (*)	(47,991)	(10,607)	(58,598)	(16,948)	(10,650)	(27,598)	(7,857)	(7,541)	(15,398)

	(478,497)	(29,788)	(508,285)	(277,906)	(24,699)	(302,605)	(153,257)	(19,962)	(173,219)

(*)	Comprised mainly of costs and expenses with: communication; transportation; information technology; legal advisors; auditors; advisory services; among others.

Constellation Overseas Ltd.

22.	OTHER EXPENSES, NET

	For the years ending December 31,
	2011	2010	2009
Revenue from sales of property, plant and equipment	707	892	3,168
Other	—	50	239

Other income	707	942	3,407

Penalties (*)	(10,796)	(35,037)	(17,309)
Cost of property, plant and equipment sold	(338)	(166)	(1,979)
Other	(869)	—	—

Other expenses	(12,003)	(35,203)	(19,288)

(*)	Refer to provisions for contractual penalties relating to certain contracts (Note 16).

23.	FINANCIAL COSTS, NET

	For the years ending December 31,
	2011	2010	2009

Interest on cash investments	1,591	1,548	1,370
Financial income from related parties	608	178	169
Exchange rate variations	483	1,465	722
Other financial income	737	373	340

Financial income	3,419	3,564	2,601

Financial charges on loans and financings	(60,012)	(25,865)	(24,711)
Loss arising on derivatives instruments	(40,753)	(41,215)	(1,196)
Financial cost from related parties	(15,995)	(6,280)	—
Exchange rate variations	(796)	296	(6,737)
Other financial cost	(4,370)	(6,833)	(1,924)

Financial costs	(121,926)	(79,897)	(34,568)

Financial costs, net	(118,507)	(76,333)	(31,967)

24.	TAXES

The QGOG Constellation, Constellation and the majority of its subsidiaries are located jurisdictions which do not charge income tax. Certain of the combined entities operate in the Netherlands and Luxembourg, but none of these reported taxable income for the years reported.

QGOG Constellation S.A.

The subsidiary QGOG operates in Brazil, and the related taxes and contributions are as follows:

a)	Recoverable taxes

	December 31,
	2011	2010

Taxes on revenue (PIS/COFINS) (*)	868	1,446
Corporate income tax (IRPJ) and social contribution (CSLL) (*)	152	6,064
Other	94	329

Total	1,114	7,839

(*)	Credits refer basically to withholding taxes on Petrobras invoices.

b)	Taxes payables

	December 31,
	2011	2010
Corporate income tax (IRPJ) and social contribution (CSLL)	1,583	—
State VAT (ICMS)	301	465
Services Tax (ISS)	1,038	843
Others	66	21

Total	2,988	1,329

c)	Deferred income taxes liabilities

	December 31,
	2011	2010
Corporate income tax (IRPJ) and social contribution (CSLL)	9,415	12,159

d)	Effect of income tax results

	For the years ending December 31,
	2011	2010	2009

Losses before taxes	(19,565)	(44,939)	(41,789)

Taxed on the outcome (0%)	—	—	—
Income tax effects of businesses subjected to taxes (“QGOG” - 34%)	(8,558)	19,488	12,699
Non-deductible expenses	(122)	(3,576)	(1,224)
Tax loss carryforwards utilized (not recognized)	3,270	(14,453)	(10,502)
Other	264	—	(27)

Tax	(5,146)	1,459	946

Effective tax rate	26%	-3%	-2%

QGOG Constellation S.A.

At December 31, 2011, 2010 and 2009, the subsidiary QGOG has tax loss carryforwards in the amount of US$12,053, US$25,689 and US$14,332, respectively, for which no deferred tax assets are recorded since the Group does not expect that QGOG’s operations will generate taxable income in the foreseeable future.

25.	FINANCIAL INSTRUMENTS

a)	General considerations

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the mix of debt and equity.

The Group’s main financial instruments are cash and cash equivalents, short-term investments, restricted cash, trade and other payables, loans and financings and derivative instruments, as follows:

		2011		2010
	Category	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Fair value through profit loss	188,938	188,938	84,301	84,301
Short term investments	Fair value through profit loss	138,672	138,672	8,544	8,544
Restricted cash	Fair value through profit loss	26,325	26,325	29,602	29,602
Trade and other receivables	Loan and receivables	57,827	57,827	93,300	93,300
Related parties	Loan and receivables	173,945	173,945	111,106	111,106
Derivatives	Fair value through profit loss	—	—	8,653	8,653
Other assets	Loan and receivables	23,332	23,332	18,748	18,748

Financial liabilities
Loans and financing	Not measured at fair value	2,440,522	2,451,469	2,006,349	2,006,349
Trade and other payables	Not measured at fair value	27,900	27,900	16,998	16,998
Related parties	Not measured at fair value	134,917	134,917	139,668	139,668
Derivatives	Fair value through profit loss	133,710	133,710	98,347	98,347
Other liabilities	Not measured at fair value	31,436	31,436	15,102	15,102

The Group and its subsidiaries have no forward contracts, options, swaptions (swaps with non-exercise options), flexible options, derivatives embedded in other products or exotic derivatives. The Group and its subsidiaries do not conduct derivative transactions for speculative purposes, thus reaffirming its commitment to a policy of conservative management of cash.

Management believes that there is no significant risk of short-term fluctuations in the day-rates on charter services due to the respective contracts being long-term.

Management also believes that the carrying amounts of the remaining financial instruments are not significantly different from their fair value as it considers that interest rates on such instruments are not significantly different from market rates.

QGOG Constellation S.A.

Additionally, the amounts of accounts receivables and payables reported in these financial statements do not differ significantly from their fair value due to the turnover of these accounts being less than 30 days.

b)	Fair value hierarchy

IFRS 7 defines fair value as the value or price that would be received to sell an asset or paid to transfer a liability in a transaction between participants in an ordinary market on the date of measurement. The standard clarifies that fair value shall be based on assumptions that market participants use when measuring a value or price for an asset or a liability and establishes a hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives greater weight to market information available (i.e., observable) and less weight to information related to the data without transparency (i.e., unobservable data). Additionally, it requires that the Group consider all aspects of nonperformance risk, including the Group’s own credit, to measure the fair value of a liability.

IFRS 7 also establishes a hierarchy of three levels to be used to measure and disclose the fair value. A categorization tool in the fair value hierarchy is based on the lowest level of “input” significant for its measurement. A description of the three hierarchical levels is shown below:

Level 1 - The “inputs” are determined based on prices in an active market for identical assets or liabilities at the measurement date. Additionally, the Group must have ability to trade in an active market and the price cannot be adjusted by the Group.

Level 2 - The “inputs” are other than prices as determined by Level 1 that are observable for the asset or liability, directly or indirectly. The “inputs” level include two prices in an active market for similar assets or liabilities, prices in an inactive market for identical assets or liabilities, or “inputs” that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

Level 3 - The “inputs” are those unobservable from little or no market activity. These “inputs” represent the best estimates of management of the Group as market participants could assign value or price for these assets or liabilities. Generally, the assets and liabilities are measured using Level 3 pricing models, discounted cash flow, or similar methods that require significant judgments or estimates.

According to IAS 39, the Group measures its cash equivalents, short-term investments and derivative financial instruments at fair value. Cash equivalents, short term investments and derivative financial instruments are classified as Level 1 as they are measured using market prices for similar instruments.

QGOG Constellation S.A.

The tables below shows, in summary, our assets and liabilities recorded at fair value on December 31, 2011 and 2010:

	2011
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	183,698	183,698	—
Short term investments	138,672	138,672	—
Restricted cash	26,325	26,325	—
Financial liabilities
Derivatives	133,710	—	133,710

	2010
	Fair value	Quoted prices for identical assets or liabilities (Level 1)	Other observable inputs for assets and liabilities (Level 2)
Financial assets
Cash equivalents	42,262	42,262	—
Short term investments	8,544	8,544	—
Restricted cash	29,602	29,602	—
Derivatives	8,653	—	8,653
Financial liabilities
Derivatives	98,347	—	98,347

Financial instruments fair value measurement

Group assessed the evaluation of financial assets and liabilities in relation to its market values or its effectiveness recoverable amount, using available information and best practices and methodologies of market valuations for each situation. Market data information interpretation about methodologies choice requires a higher level of judgment and establishment of reasonable estimative to achieve the fair value. Consequently, the estimative presented may not indicate, necessarily, the amounts that maybe obtained in current market. The use of different hypothesis to calculation of fair values can result in significant effect in obtained values.

The method used to assess the fair value of the derivatives, represented exclusively by interest rate swaps, was obtained by inputs that are observable or can corroborate the observation of market data by correlation or other means for substantially every part of the asset or liability.

For securities that has quoted price in active markets (Project Bond), the fair value is equal to its last quoted price at the balance sheet closing date obtained from Bloomberg, multiplied by the number of notes in circulation.

QGOG Constellation S.A.

For contracts where the current conditions are similar to those in which they originated or that do not have parameters for quotation or contract, fair values are similar to its carrying amounts. In the evaluation carried out for the purpose of determining the fair value of assets and liabilities measured at amortized cost method, it was not considered the applicability of this adjustment, highlighting the following reasons:

•	Trade and other receivables and payables: very short term of maturity; and

•

Loans and financing (other than the senior notes issued by QGOG Atlantic / Alaskan Rigs Ltd) and related parties: The fact that fair value information has not been disclosed for these instruments because fair value cannot be measured reliably.

c)	Financial risk management

The Group is exposed to liquidity risk, credit risk and market risk. Management beliefs that the Group’s principal market risk exposure is to interest rate risk, as discussed below.

Liquidity risk

Ultimate responsibility for liquidity risk management rests with the Board of directors, which has built a liquidity risk management framework for the management of the Group’s short and long-term funding and liquidity management requirements. The Group manages liquidity risk by a combination of maintaining adequate reserves, banking facilities and reserve borrowing facilities (Note 15) by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The Group cultivates relationships with specific lenders and continually monitors its funding needs together with these lenders. The Group manages the majority of its long term financing on a project-by-project basis. Such financing is arranged as required to support the Group’s operations and growth.

As of December 31, 2011, the Group presents working capital deficiency in the amount of US$1,084,404 (US$706,422 in 2010), mainly as a result of investments during the last 2 years in onshore and offshore rigs and drillship equipment. The Group’s strategy in relation to this working capital deficiency is described in Note 1.

QGOG Constellation S.A.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities and related derivative financial instruments. The table has been drawn up based on the undiscounted contractual cash inflows and outflows for the financial instruments. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period:

Period	Loans and financing	Derivatives	Trade payables	Related parties	Total
2012	805,950	45,613	27,900	4,278	883,741
2013	392,665	49,045	—	—	441,710
2014	439,295	30,822	—	—	470,117
2015	353,726	14,879	—	—	368,605
2016	256,949	5,595	—	—	262,544
2017	305,921	(185)	—	—	305,736
After 2017	178,436	(1,695)	—	288,801	465,542

Total	2,732,942	144,074	27,900	293,079	3,197,995

Credit risk

Credit risk refers to the risk that counter-party will default on its contractual obligations resulting in financial loss to the Group. Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, trade receivables and receivables from related parties. It is the Group’s practice to place its cash and cash equivalents in time deposits at commercial banks with high credit ratings or at mutual funds, which invest exclusively in high quality money market instruments. The Group limits the amount of exposure to any one institution to minimize its exposure to credit risk.

The Group has a concentration of trade receivables with Petrobras, which is the Group’s main customer. Management considers that the credit risk arising from this concentration is minimal as Petrobras is rated as Investment Grade by rating agencies, is a government controlled entity with a history of full payment, and of being respectful of contractual rights.

Interest rate risk

The Group is exposed to interest rate risk because entities in the Group borrow funds at both fixed and floating interest rates. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts. The Group is exposed to fluctuations in US$ LIBOR interest rates charged on its loans and financings as reported in Note 15. As discussed in Note 18, the Group manages this interest rate risk by taking out variable-to-fixed interest rate swaps. As a result of the swaps in place at the balance sheet date, the Group’s exposure to changes in interest rate expense as a result of fluctuations in US$ LIBOR is in respect of changes in fair values of the respective interest rate swaps. As discussed in Note 18, these interest rates swaps are held at fair value in the balance sheet. The fair value of these instruments is affected by factors including market expectations for future changes to US$ LIBOR. Changes to these expectations affect the value of the swaps of the Group and its subsidiaries, producing effects in the statement of operations unless such changes are capitalized.

QGOG Constellation S.A.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and considers the effects of an increase or decrease of 0.1 basis point on outstanding loans and financing and the effects of either an increase or a decrease of 0.1 basis point in the interest curve (Libor), and its impacts in the swaps mark to market on the date of the combined financial statements. For floating rate liabilities (US$ LIBOR + spread), the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 0.1 basis point increase or decrease in US$ LIBOR is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If the US$ LIBOR had been 0.1 basis point higher/lower and all other variables were held constant, the Group’s:

•

Loss for the year ended December 31, 2011 would decrease/increase by US$569 (2010: decrease/increase by US$79 and 2009: decrease/increase by US$324). This mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings (US$ LIBOR plus spread); and

•	Other comprehensive loss for the year ended December 31, 2011 would decrease/increase by US$50, mainly as a result of the changes in the fair value of the cash flow hedges.

d)	Capital management

The Group manages its capital structure, which consists of the relation between financial debt and shareholders’ equity, as follows:

	2011	2010
Loans and financings (a)	2,440,522	2,006,349
Cash transactions (b)	(353,935)	(122,447)

Net debt	2,086,587	1,883,902
Shareholders’ equity(c)	1,147,706	1,233,434
Net debt ratio	65%	60%

(a)	Consider all loans and financings.
(b)	Includes cash and cash equivalents, short-term investments and restricted cash destined to settle debt.
(c)	Includes all shareholders’ equity accounts managed as capital.

QGOG Constellation S.A.

26.	INSURANCE

As at December 31, 2011 and 2010, major assets or interests covered by insurance and respective amounts are summarized below:

	December 31,
	2011	2010
Civil liability	1,401,324	1,066,000
Operating risks	4,086,175	2,332,500
Operational headquarter and others	8,930	74

The Group has insurance coverage for assets subject to risks in amounts considered sufficient by Management to cover possible losses, considering the nature of its activities.

27.	PENSION PLAN

The Group, through its subsidiary QGOG, offers a private defined contribution pension plan to all employees and management. Under the plan, up to 12% of the monthly salary is contributed by the employee and up to 6.5% by the employer, according to their level of seniority. The plan is managed by Bradesco Vida e Previdência under two regimes: progressive and regressive. When employees choose to abandon the plan before the end of payments, the contributions still payable are reduced to the amount already paid by QGOG. The QGOG’s only obligation to the Pension Plan is to make its specified contributions.

The amount of US$1,465 for the year ended December 31, 2011 (US$898 in 2010) recognized in the account “Payroll and related taxes”, refers to contributions payable by QGOG at rates specified by the rules of these plans.

28.	ADDITIONAL INFORMATION ON CASH FLOWS

	2011	2010	2009
Non-cash investing activities:

Recognition of accrued costs of drilling rigs and drillships under construction	652,890	—	53,614
Borrowing costs capitalized	27,942	21,516	170,245
Other	(1,072)	453	670

	679,760	21,969	224,529

29.	OPERATING LEASES

As described in Note 3.7, the Group leases out onshore and offshore rigs with terms expiring between 2012 and 2033, with an option to renew the agreements after each contract expiring date, at which time all terms are renegotiated.

QGOG Constellation S.A.

At December 31, 2011, the future aggregate minimum lease receipts under non-cancellable operating leases receivable by the Group were as follows:

Not later than one year	930,629
Later than one year but not later than five years	3,798,412
Later than five years	1,600,034

Total	6,329,075

30.	SUBSEQUENT EVENTS

New partnership with Petrobras and Sete Brasil Participações S.A. (“Sete Brasil”)

In February 2012, Sete Brasil was awarded charter agreements with respect to ultra-deepwater semi-submersible rigs (Urca, Bracuhy and Mangaratiba) from Petrobras, and the contracts between Sete Brasil and Angra are expected to be signed on July 2012. These three ultra-deepwater semi-submersible offshore rigs are expected to be delivered in 2016, 2017 and 2019, respectively. QGOG will be the sole operator of these rigs.

Angra Participações B.V., was incorporate on May 12, 2012 under the laws of Netherlands and will hold a 15% equity interest in the entities that will own these ultra-deepwater semi-submersible rigs.

FPSO Cidade de Ilhabela

On March 20, 2012, Arazi and Lancaster, Constellation’s subsidiaries, signed a shareholders’ agreement with SBM and Mitsubishi Corporation, in order to create Guara Norte S.à.r.l. (“Guara Norte”) and Guara Norte Operações Marítimas Limitada (“Guara Norte Operações Marítimas”). These entities will respectively charter and operate the FPSO Cidade de Ilhabela for Petrobras with an expected date for the start of the operations in third quarter of 2014.

The Group has a participation of 12.75% in these entities and has the right to acquire an additional interest of 12.75% from SBM within fifteen days of the final acceptance of the FPSO, based on the capital invested by SBM plus interest of 8% p.a.

On March 30, 2012, the charter and operate contracts were signed with Petrobras for 20 years, and the Group will jointly-operate with SBM.

Project Finance of Amaralina e Laguna

The Project Financing was signed on March 27, 2012 and the first tranche in the total amount of US$ 203,413 was disbursed on May 31, 2012

QGOG Constellation S.A.

Corporate Reorganization

On May 2, 2012, the first stage of corporate reorganization was concluded. As part of the first stage, the shareholders of Constellation contributed their shares to QGOG Constellation in exchange of shares in the same proportion such shareholder held in Constellation. The final stage of the corporate reorganization is subject to the approval of certain of creditors and it is expected to be concluded in the second quarter of 2012. Additional information is described in Note 1.

DSME Letter of Intent

On June 1, 2012, the Company executed a letter of intent with Daewoo Shipbuilding & Marine Engineering Co., Ltd., which gives it an option to enter into two EPC contracts by August 2012 and September 2012 for the construction and delivery of two ultra-deepwater drillships to be delivered by December 2014 and March 2015, respectively. The Company has the right to extend the date on which it enters into these EPC contracts by a period of up to three months, with each corresponding delivery date then postponed by the same period.

31.	APPROVAL OF THE COMBINED FINANCIAL STATEMENTS

The combined financial statements were approved by the Board of directors and authorized for issue on June 13, 2012.

Until                     , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in our common shares, whether or not participating in this offering, may be required to deliver a prospectus whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

QGOG Constellation S.A.

Common Stock

P R O S P E C T U S

J.P. Morgan	BofA Merrill Lynch	Itaú BBA	Credit Suisse	Bradesco BBI

                    , 2012

Part II

Information not required in prospectus

Item 6.	Indemnification of Office Holders (including Directors).

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part. Luxembourg law on agency is applicable to the mandate of our directors and agents. Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

We intend to amend our articles of association to provide that directors and officers, past and present, are entitled to indemnification from us to the fullest extent permitted by Luxembourg law against liability and all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer is involved by virtue of his or her being or having been a director or officer and against amounts paid or incurred by such director or officer in the settlement thereof.

No indemnification will be provided against any liability to us or our shareholders: (1) by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer; (2) with respect to any matter as to which any director or officer shall have been finally adjudicated to have acted in bad faith and not in our interest; or (3) in the event of a settlement, unless approved by a court or the board of directors.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We currently have and expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Item 7.	Recent Sales of Unregistered Securities.

The following information relates to securities we have issued or sold within the past three years that were not registered under the Securities Act, as amended, or the Securities Act. Each of these transactions was completed without registration of the relevant security under the Securities Act in reliance upon exemptions provided under the Securities Act.

On August 30, 2011, we issued 400,000 common shares to a registered agent in Luxembourg in connection with our incorporation. On August 31, 2011, the registered agent entered into a share purchase and sale agreement with certain investment vehicles wholly-owned by the Queiroz Galvão family.

As part of our corporate reorganization described in “Summary—Recent Developments—Corporate Reorganization,” we expect to issue our common shares in exchange for shares in Constellation.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

II-2

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the combined financial statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.	To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

SIGNATURES

Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in              on this      day of             , 2012.

QGOG CONSTELLATION S.A.

By:

Name:

Title:

By:

Name:

Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Leduvy de Pina Gouvea Filho as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the U.S. Securities Act of 1933 of common shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the U.S. Securities Act of 1933, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Leduvy de Pina Gouvea Filho	Chief Executive Officer

Guilherme Lima	Chief Financial Officer, Principal
Accounting Officer

Signatures	Title	Date

Antônio Augusto de Queiroz Galvão	Chairman of the Board

Ricardo de Queiroz Galvão	Director

Peter van Opstal	Director

Onno Bouwmeister	Director

Guilherme de Araujo Lins	Director

Puglisi & Associates	Authorized Representative in the
United States
By:
Name:
Title:

Exhibit Index

Exhibit No.	Description

1.1	Form of Underwriting Agreement among QGOG Constellation S.A and the underwriters named therein.*

3.1	Articles of Association of QGOG Constellation S.A.*

4.1	Indenture, dated as of July 27, 2011, among QGOG Atlantic/Alaskan Rigs Ltd., as issuer, Alaskan Star Ltd. and Star International Drilling Limited, as guarantors, Deutsche Bank Trust Company Americas, as trustee, registrar, transfer agent and paying agent, Deutsche Bank Trust Company Americas, as collateral agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent, transfer agent and Luxembourg Listing Agent

5.1	Opinion of NautaDutilh Avocats regarding the validity of the shares being registered*

8.1	Opinion of NautaDutilh Avocats regarding certain Luxembourg tax matters*

8.2	Opinion of White & Case LLP regarding certain U.S. tax matters*

10.1	Registration Rights Agreement, dated June 15, 2010, among Constellation Overseas Ltd., CIPEF Constellation Coinvestment Fund, L.P. and CIPEF V Constellation Holding L.P.

10.2	Assignment and Assumption Agreement, dated April 30, 2012, entered into by and among Constellation Overseas Ltd., QGOG Constellation S.A., CIPEF Constellation Coinvestment Fund L.P., CIPEF V Constellation Holding L.P., Constellation Coinvestment S.à.r.l. and Constellation Holding S.à.r.l.

10.3	Credit Agreement, dated March 27, 2012, among Amaralina Star Ltd., as a borrower, Laguna Star Ltd., as a borrower, various financial institutions, as lenders, the Norwegian government, represented by The Norwegian Ministry of Trade and Industry, as lender, HSBC Bank USA, National Association, as administrative agent, and HSBC Bank USA, National Association, as collateral agent

10.4	Credit Agreement, dated March 21, 2011, among Alpha Star Equities Ltd., as borrower, the various banks and financial institutions party thereto, as lenders, and Citibank, N.A., as administrative agent and collateral agent

10.5	Project Loan Agreement, dated February 13, 2008, among Olinda Star Ltd., as borrower, the various banks and financial institutions party thereto, as lenders, and ING Bank N.V., as arranger, facility agent and security trustee

10.6	Amendment Deed No. 1, dated April 3, 2008, in relation to the Project Loan Agreement, among Olinda Star Ltd., as borrower, and ING Bank N.V., as arranger, facility agent and security trustee

10.7	Amendment Deed No. 2, dated December 3, 2010, in relation to the Project Loan Agreement, among Olinda Star Ltd., as borrower, ING Bank N.V., as facility agent, security trustee, account bank, ING Capital Markets LLC, as hedging provider, Constellation Overseas Ltd., Queiroz Galvão Óleo e Gás S.A., as sponsor, Queiroz Galvão S.A., as parent sponsor and London Tower International Drilling C.V., as head charterer

10.8	Project Loan Agreement, dated July 30, 2007, among Eiffel Ridge Group C.V., as borrower, the Mimosa Finance B.V., as lender, and ING Bank N.V., as arranger, facility agent and security trustee

10.9	Bank Loan Agreement, dated July 30, 2007, among Mimosa Finance C.V., as borrower, the various banks and financial institutions party thereto, as lenders, and ING Bank N.V., as bank agent and bank trustee

10.10	Amendment Deed No. 1, dated November 26, 2009, in relation to the Project Loan Agreement and Bank Loan Agreement, among Mimosa Finance C.V., as bank borrower, Mimosa Finance B.V., ING Bank N.V., as facility agent, bank agent, bank trustee, account bank, ING Capital Markets LLC, as hedging provider, Esbelto B.V., as security trustee, Gold Star Equities Ltd., Lone Star Offshore Ltd., Constellation Overseas Ltd., Eiffel Ridge Group C.V., as project borrower, Queiroz Galvão Óleo e Gás S.A., as sponsor, Queiroz Galvão S.A., as parent sponsor, Centaurus S.à.r.l. and Becrux B.V.

10.11	Amendment Deed No. 2, dated December 3, 2010, in relation to the Project Loan Agreement and Bank Loan Agreement, among Mimosa Finance C.V., as bank borrower, ING Bank N.V., as facility agent, bank agent, bank trustee, account bank, shortfall party, ING Capital Markets LLC, as hedging provider, Esbelto B.V., as security trustee, Gold Star Equities Ltd., Lone Star Offshore Ltd., Constellation Overseas Ltd., Eiffel Ridge Group C.V., as project borrower, Queiroz Galvão Óleo e Gás S.A., as sponsor, Queiroz Galvão S.A., as parent sponsor

10.12	Mandate Agreement, dated April 19, 2012, between QGOG Constellation S.A. and Mr. Guilherme Ribeiro Vieira Lima

10.13	Mandate Agreement, dated April 19, 2012, between QGOG Constellation S.A. and Mr. Leduvy de Pina Gouvea Filho

10.14	Mandate Agreement, dated June 1, 2012, between QGOG Constellation S.A. and Ms. Claudia Mathias Bueno Hesse

21.1	List of subsidiaries of QGOG Constellation S.A.*

23.1	Consent of Deloitte Touche Tohmatsu Auditores Independentes for QGOG Constellation S.A.*

23.2	Consent of Fearnley Proctor Group*

23.3	Consent of NautaDutilh Avocats (contained in Exhibit 5.1)*

23.4	Consent of NautaDutilh Avocats (contained in Exhibit 8.1)*

23.5	Consent of White & Case LLP (contained in Exhibit 8.2)*

24.1	Power of Attorney (included on the signature page of this registration statement)*

*	To be filed by amendment.

EXHIBIT 4.1

EXECUTION VERSION

QGOG ATLANTIC / ALASKAN RIGS LTD.,

as Issuer,

ALASKAN STAR LTD.

and

STAR INTERNATIONAL DRILLING LIMITED,

as Guarantors,

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Trustee, Registrar, Transfer Agent and Paying Agent,

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Collateral Agent,

and

DEUTSCHE BANK LUXEMBOURG S.A.,

as Luxembourg Paying Agent, Transfer Agent and Luxembourg Listing Agent

INDENTURE

Dated as of July 27, 2011

5.25% SENIOR SECURED NOTES DUE 2018

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

2

3

EXHIBITS AND ANNEX

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF CERTIFICATE OF TRANSFER
Exhibit C	FORM OF CERTIFICATE OF EXCHANGE
Exhibit D	FORM OF CERTIFICATE OF ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR
Exhibit E	FORM OF NOTATION OF GUARANTEE

4

INDENTURE dated as of July 27, 2011, among QGOG Atlantic / Alaskan Rigs Ltd., a business company limited by shares organized under the laws of the British Virgin Islands (the “Issuer”), Alaskan Star Ltd., a business company limited by shares organized under the laws of the British Virgin Islands (“Alaskan Star”), and Star International Drilling Limited, a limited liability company organized under the laws of the Cayman Islands (“Star International” and, together with Alaskan Star, the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (in such capacity, the “Trustee”), registrar, transfer agent and paying agent, Deutsche Bank Trust Company Americas, as collateral agent (in such capacity, the “Collateral Agent”) and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent, transfer agent and Luxembourg listing agent.

The Issuer, the Guarantors, the Trustee, the Collateral Agent and the Luxembourg Paying Agent agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined) of the 5.25% Senior Secured Notes due 2018 (the “Notes”):

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions.

“144A Global Note” shall mean a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of, and registered in the name of, the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold in reliance on Rule 144A.

“Acceptable Financial Institution” shall mean in the case of the proposed issuer of any Acceptable Letter of Credit, a commercial bank or insurance company located in an Organization for Economic Co-operation and Development member country having a credit rating of at least “A3” (or the then-equivalent grade) from Moody’s or “A-” (or the then-equivalent grade) from Standard & Poor’s or Fitch.

“Acceptable Letter of Credit” shall mean a standby letter of credit denominated in U.S. dollars and issued by an Acceptable Financial Institution, meeting the following requirements:

(i) amounts available under such letter of credit may be drawn on demand upon presentation of a drawing certificate executed by the Collateral Agent which may be delivered by facsimile or other method acceptable to the relevant Acceptable Financial Institution from time to time, at any time from time to time in whole or in part from the issue date thereof until the expiration thereof;

(ii) such letter of credit shall expire not earlier than one year from the date of issuance and shall provide that, if such letter of credit is not renewed not less than five Business Days prior to its date of expiration on identical terms, the Collateral Agent shall be entitled to draw all amounts then available under such letter of credit prior to its expiration date for deposit into the Offshore Retention Account, the Offshore Debt Service Reserve Account or the Offshore O&M Service Reserve Account;

(iii) the Collateral Agent, shall be named sole beneficiary under such letter of credit and entitled to draw amounts thereunder pursuant to its terms;

(iv) neither Guarantor nor the Issuer shall have any reimbursement or other obligation with respect to such letter of credit to the Acceptable Financial Institution issuing such letter of credit, and such

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Acceptable Financial Institution shall have no claim or other rights against the Issuer or either Guarantor arising from the issuance, existence or performance of its obligations under such letter of credit, including any and all rights of subrogation, whether or not such claim, remedy or right arises in equity or under contract, statute or common law; and

(v) the obligations of the Acceptable Financial Institution under such letter of credit shall be absolute and unconditional, irrespective of any circumstance (other than the presentation of a drawing certificate).

“Acceptable Rating” shall mean with respect to any Person, instrument, security or investment, Investment Grade Rating or better.

“Accounts Agreements” shall mean, collectively, the Issuer Accounts Agreement and the Guarantor Accounts Agreement.

“Additional Project Document” shall mean any contract or agreement relating to the operation, maintenance, repair, financing or use of either of the Facilities entered into by the applicable Guarantor with any other Person subsequent to the Issue Date (including any contract(s) or agreement(s) entered into in substitution for any Project Document that has been terminated in accordance with its terms or otherwise); provided, that this definition shall not include any contracts or agreements relating to the operation and maintenance of the Drilling Rigs entered into by such Guarantor in the ordinary course of business involving, individually or in the aggregate, an amount equal to or less than US$20.0 million.

“Affected Property” shall mean, with respect to any Event of Loss, the Property of either Guarantor that is lost, destroyed, damaged, condemned (including, without limitation, through a Taking) or otherwise taken by another Person as a result of such Event of Loss.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

“Agent” shall mean any Registrar, co-registrar, Paying Agent or additional paying agent.

“Alaskan Star Assignment of Insurances” shall mean the Assignment of Insurances entered into or to be entered into by and among Alaskan Star, the Operating Company and the Collateral Agent.

“Alaskan Star Charter Agreement” shall mean the Charter Agreement relating to the Alaskan Star Drilling Rig, entered into on April 29, 1998 (as amended, restated and supplemented from time to time) by and between Star International and Petrobras.

“Alaskan Star Collateral” shall mean all Property that, in accordance with the terms of the Alaskan Star Security Documents, is intended to be subject to any Lien in favor of the Secured Parties.

“Alaskan Star Conditional Assignment of Contract” shall mean the Agreement for Conditional Assignment of Contract entered into or to be entered into among the Operating Company, the Collateral Agent, and, as intervening parties, Star International and the Issuer, with respect to the Alaskan Star Services Agreement.

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“Alaskan Star Existing Credit Agreement” shall mean the Project Loan Agreement, dated as of November 18, 2008 (as amended, restated and supplemented from time to time), among Alaskan Star, ING Bank N.V., as co-ordinator, facility agent and security trustee and the financial institutions from time to time party thereto as lenders.

“Alaskan Star Mortgage” shall mean the Panamanian law mortgage entered into or to be entered into by and between Alaskan Star and the Collateral Agent.

“Alaskan Star Offshore Security Agreement” shall mean the Alaskan Star Offshore Security Agreement entered into or to be entered into by and between Alaskan Star and the Collateral Agent.

“Alaskan Star Security Documents” shall mean, collectively, the Alaskan Star Mortgage, the Alaskan Star Offshore Security Agreement and the Alaskan Star Share Pledge Agreement.

“Alaskan Star Services Agreement” shall mean the Services Agreement, relating to the Alaskan Star Drilling Rig, entered into on April 29, 1998 (as amended, restated and supplemented from time to time) by and among the Operating Company, Star International and Petrobras.

“Alaskan Star Share Pledge Agreement” shall mean the share charge entered into or to be entered into by and between the Sponsor and the Collateral Agent.

“Applicable Procedures” shall mean, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

“Asset Reorganization” shall mean the transfer by Star International to one or more wholly-owned Subsidiaries of the Sponsor of the Transferred Assets, to be accomplished after the Issue Date.

“Assignments of Insurances” shall mean the Alaskan Star Assignment of Insurances and the Atlantic Star Assignment of Insurances.

“Atlantic Star Assignment of Insurances” shall mean the Assignment of Insurances entered into or to be entered into by and among Star International, the Operating Company and the Collateral Agent.

“Atlantic Star Charter Agreement” shall mean the Charter Agreement, relating to the Atlantic Star Drilling Rig, entered into on April 29, 1998 (as amended, restated and supplemented from time to time) by and between Star International and Petrobras.

“Atlantic Star Conditional Assignment of Contract” shall mean the Agreement for Conditional Assignment of Contract entered into or to be entered into among the Operating Company, the Collateral Agent, and, as intervening parties, Star International and the Issuer, with respect to the Atlantic Star Services Agreement.

“Atlantic Star Existing Credit Agreement” shall mean the Credit Agreement, dated as of May 24, 2006 (as amended, restated and supplemented from time to time), among Star International, WestLB AG, New York Branch, as administrative and collateral agent, and the financial institutions from time to time party thereto as lenders.

“Atlantic Star Mortgage” shall mean the Bahamian law mortgage entered into or to be entered into by and between Star International and the Collateral Agent.

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“Atlantic Star Offshore Security Agreement” shall mean the Atlantic Star Offshore Security Agreement entered into or to be entered into by and between Star International and the Collateral Agent.

“Atlantic Star Services Agreement” shall mean the Services Agreement, relating to the Atlantic Star Drilling Rig, entered into on April 29, 1998 (as amended, restated and supplemented from time to time) by and among the Operating Company, Star International and Petrobras.

“Atlantic Star Share Pledge Agreement” shall mean the share mortgage entered into or to be entered into by and between the Sponsor and the Collateral Agent.

“Atlantic Star Supplement to Mortgage” shall mean the Supplement to Mortgage entered into or to be entered into by and between Star International and the Collateral Agent.

“Authorized Officer” shall mean (i) with respect to any Person that is a corporation or a limited liability company, the Chairman, President, any Vice President, director or Secretary of such Person and (ii) with respect to any Person that is a partnership, the President, any Vice President or Secretary (or Assistant Secretary) of a general partner or managing partner of such Person, in each case whose name appears on a certificate of incumbency of such Person delivered in accordance with the terms of this Indenture, as such certificate may be amended from time to time.

“Balloon Amount” shall mean an amount equal to the amount of principal under the Notes described opposite the line entitled “Balloon Payment” in the amortization schedule set forth in the Notes, as adjusted from time to time as a result of any redemption of the Notes or purchases of the Notes pursuant to an Offer to Purchase in accordance with the terms of this Indenture.

“Bankruptcy Law” shall mean the United States Federal Bankruptcy Code of 1978, the Brazilian Federal Law No. 11.101, of February 9, 2005, as amended, and any other Law of any jurisdiction relating to bankruptcy, insolvency, liquidation, reorganization, moratorium, winding-up or composition or readjustment of debts or any similar Law.

“Bareboat Charter Agreement” shall mean the Charterparty by way of Demise, dated as of November 18, 2008, by and between Star International and Alaskan Star (as amended from time to time).

“Beneficial Owner” shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Brazil” shall mean the Federative Republic of Brazil.

“Business Day” shall mean a day (other than a Saturday or Sunday) on which banks are open for domestic and foreign exchange business in New York and Rio de Janeiro.

“Capital Lease Obligations” shall mean, for any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) Property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS and, for purposes hereof, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with IFRS.

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“Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations and/or rights in or other equivalents (however designated, whether voting or nonvoting, ordinary or preferred) in the equity or capital of such Person, now or hereafter outstanding, and any and all rights, warrants or options exchangeable for or convertible into any thereof.

“Cash Equivalents” shall mean

(i) certificates of deposit, maturing within one (1) year after the relevant date of calculation or payable on demand, issued by a commercial bank located in an Organization for Economic Cooperation and Development member country or Brazil which has an Acceptable Rating;

(ii) any investment in readily marketable debt obligations issued or guaranteed by (i) the government of the United States, the United Kingdom or Brazil, (ii) an instrumentality or agency of the government of any of them having an equivalent credit rating, maturing within one (1) year after the relevant date of calculation and not convertible or exchangeable to any other security or (iii) an instrumentality or agency of such government having an equivalent credit rating;

(iii) open market commercial paper (except for any open market commercial paper issued by any member of the Queiroz Galvão Group):

(a)	for which a recognized trading market exists;

(b)	issued by an issuer incorporated in the United States, or any of Canada, France, Germany or the United Kingdom;

(c)	which matures within one (1) year after the relevant date of calculation;

(d)	which has a credit rating of either “A-1” (or the then-equivalent grade) or higher by S&P, “P-1” (or the then-equivalent grade) or higher by Moody’s or “F1” (or the then- equivalent grade) by Fitch; and

(e)	in an aggregate amount of no more than $5,000,000 (or the equivalent thereof in any other currency) per issuer outstanding at any time;

(iv) overnight investments in any investment portfolio having an Acceptable Rating; and

(v) any other instruments, securities or investment having an Acceptable Rating and approved by the Trustee (upon instructions of Majority Holders),

provided, however, that if any of the items referred to in the foregoing provisions of this definition is not at any relevant time treated as cash equivalents or short term marketable securities by IFRS, then that item shall, for all purposes, not be included in this definition.

“Cash Flow” shall mean for a Guarantor, for any period, the excess (if any) of (i) Project Revenues which are deposited into the Offshore Proceeds Account relating to such Guarantor’s Drilling Rig during such period minus (ii) the sum of (x) the aggregate of the O&M Monthly Expense Amounts relating to such Guarantor’s Drilling Rig for each of the calendar months occurring during such period plus (y) taxes paid by such Guarantor on Project Revenues during such period.

“Change of Control” shall mean, at any time, the Permitted Holders ceasing to be the “beneficial owners” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this

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clause the Permitted Holders shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock (as defined below) in the aggregate of more than 50% of the total voting power of the Voting Stock of any of the Issuer or the Guarantors.

“Charter Agreements” shall mean, collectively, the Atlantic Star Charter Agreement, the Alaskan Star Charter Agreement and the Bareboat Charter Agreement.

“Clearstream” shall mean Clearstream Banking, S.A.

“Collateral” shall mean all Property that, in accordance with the terms of the Security Documents, is intended to be subject to any Lien in favor of the Secured Parties.

“Comparable Treasury Issue” shall mean the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining period until the final maturity date of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining period until the final maturity date of the Notes.

“Comparable Treasury Price” shall mean, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Cash Flow” shall mean, for any period, the aggregate Cash Flow for such period for the Guarantors on a combined basis.

“Consolidated Historical Debt Service Coverage Ratio” shall mean, with respect to any Semester Date, for the relevant period, the ratio of:

(i) the Consolidated Cash Flow for such period, to

(ii) Debt Service for such period; provided that, for purposes of determining Consolidated Cash Flow for such calculation, any payment made by Petrobras under the Atlantic Star Charter Agreement and the Alaskan Star Charter Agreement received in the month prior to the due date for such payment shall be deemed paid in the month when due;

“Consolidated Historical Debt Service Coverage Statement” shall mean a calculation of the Consolidated Historical Debt Service Coverage Ratio for the relevant period certified by an Authorized Officer of either Guarantor together with supporting data in reasonable detail.

“Constellation” shall mean Constellation Overseas Ltd., a company incorporated in the British Virgin Islands.

“Constellation Intercompany Debt” shall mean any loans extended by Constellation to Star International and Alaskan Star and any other amounts payable by Star International and Alaskan Star to Constellation or Constellation Services, in each case outstanding on the Issue Date.

“Constellation Management Agreement” shall mean the Management Agreement, dated as of November 17, 2008 (as amended, restated and supplemented from time to time), among Star International, Alaskan Star and Constellation Services.

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“Constellation Services” shall mean Constellation Services Ltd., a company organized and existing in accordance with the laws of the British Virgin Islands.

“Contingent Obligation” shall mean, as to any Person, any obligation of such Person guaranteeing or intending to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the Net Worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the owner of such primary obligation against loss in respect thereof. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Constellation Receivables Offset Distribution” shall mean dividends payable by Star International to Constellation in the aggregate amount of US$168.9 million to be declared after March 31, 2011, which shall be paid by means of a set-off against certain receivables from Constellation in the same amount.

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 13.01 hereof or such other address as to which the Trustee may give notice to the Issuer.

“Custodian” shall mean the Trustee, as custodian with respect to the Notes in global form, or any successor entity thereto.

“Debt Service” shall mean, for any period, the sum of (i) all amounts of principal scheduled (i.e., without having regard to any increase due to any amount of principal being paid or being required to be paid prior to its original scheduled due date (whether as a result of any prepayment (voluntary or otherwise), a Deferral Event or any Event of Default) to be payable by the Issuer pursuant to the terms and conditions of the Financing Documents in respect of the Notes during such period plus (ii) all amounts payable in respect of Interest Expense for such period.

“Default” shall mean any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deferral Event” shall have the meaning given to such term in the Notes.

“Definitive Note” shall mean a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.06 hereof, substantially in the form of Exhibit A hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” shall mean, with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in Section 2.03 hereof as the Depositary with respect to the Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provisions of this Indenture.

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“Disposition” shall mean any sale, transfer or other disposition by either Guarantor to any Person of any Property other than cash or Permitted Investments.

“Disqualified Stock” shall mean any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of such Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of such Capital Stock, in whole or in part, on or prior to the date that is 91 days after the original Stated Maturity of the Notes.

“Distribution Date” shall mean the tenth Business Day following each Semi-Annual Payment Date occurring prior to the final maturity date of the Notes (as such date may be extended pursuant to the terms of this Indenture and the Notes).

“Dollars” and the symbol “$” shall each mean freely transferable, lawful money of the United States.

“Drilling Rigs” shall mean, collectively, (i) the Pentagone 90 design, semi-submersible drilling rig manufactured by C.F.E.M. in 1976 (the “Atlantic Star Drilling Rig”) and (ii) the L-900 design, Pacesetter type, semi-submersible drilling rig manufactured by Mitsubishi Heavy Industries in 1976 (the “Alaskan Star Drilling Rig”).

“Environmental Claim” shall mean, with respect to any Person, (i) any notice, claim, administrative, regulatory or judicial or equitable action, suit, Lien, judgment or demand by any other Person or (ii) any other written communication by any Governmental Authority, in either case alleging or asserting such Person’s liability for investigatory costs, clean-up costs, consultants’ fees, governmental response costs, damages to natural resources (including, without limitation, wetlands, wildlife, aquatic and terrestrial species and vegetation) or other Property, property damages, personal injuries, fines or penalties arising out of, based on or resulting from (x) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person or (y) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law or any Governmental Approval issued under any Environmental Law.

“Environmental Laws” shall mean any and all applicable Laws, now or hereafter in effect, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety, or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, groundwater, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes.

“Equity Interests” shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Euroclear” shall mean Euroclear Bank, S.A./N.V., as operator of the Euroclear system.

“Event of Loss” shall mean, with respect to any Property of either Guarantor, (i) any loss of, destruction of or damage to such Property, (ii) any condemnation (including, without limitation, a Taking) or other taking of, such Property and (iii) any settlement or sale directly attributable to, and in lieu of, clause (ii) above.

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“Excess Disposition Proceeds” shall mean any Net Disposition Proceeds not applied or invested as provided in Section 4.10(b) hereof.

“Excess Loss Proceeds” shall mean any Net Available Amount received by or on behalf of a Guarantor as a result of any Event of Loss that is not applied to Restore (or reimburse the Sponsor for the costs of Restoration of) the Affected Property (or committed for Restoration by such Guarantor) within 180 days of the occurrence of such Event of Loss.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Project Finance Collateral” shall mean all Property that, in accordance with the terms of the Existing Project Financing Documents, is intended to be subject to any Lien of the Existing Project Finance Secured Parties securing the Existing Project Finance Obligations.

“Existing Project Finance Obligations” shall mean at any date all Indebtedness and other obligations of the Guarantors payable on such date to the Existing Project Finance Secured Parties under the Existing Project Financing Documents.

“Existing Project Finance Secured Parties” shall mean the “Secured Parties,” as such term is defined in the Atlantic Star Existing Credit Agreement and the Alaskan Star Existing Credit Agreement.

“Existing Project Financing Documents” shall mean, collectively, the (i) Atlantic Star Existing Credit Agreement, (ii) the Alaskan Star Existing Credit Agreement, (iii) each Loan Document (as such term is defined in the credit agreement referred to in clause (i)) and (iv) each Facility Document (as such term is defined in the credit agreement referred to in clause (ii)).

“Expropriation Event” shall mean (a) any condemnation, nationalization, seizure or expropriation by a Governmental Authority of all or a substantial portion of the Facilities or the Property in its entirety of either Guarantor or of its Capital Stock, (b) any assumption by a Governmental Authority of control of all or substantially all of the (i) Facilities, (ii) Property, (iii) business operations of either Guarantor, or (iv) the Capital Stock of either Guarantor, (c) any taking of any action by a Governmental Authority for the dissolution or disestablishment of either Guarantor, or (d) any taking of any action by a Governmental Authority that would prevent either Guarantor from carrying on in all material respects its respective business operations or complying in all material respects with its respective Charter Agreements.

“Facilities” shall mean (i) the Drilling Rigs, (ii) all equipment necessary for the operation of the Drilling Rigs in accordance with the Charter Agreements and (iii) all other assets affixed to the Drilling Rigs, in each case owned by the Guarantors.

“Fair Market Value” shall mean, with respect to any Person, the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith (i) for any transaction amount in excess of $15.0 million, the board of directors or (ii) otherwise, an Authorized Officer, in each case of such Person (unless otherwise provided in this Indenture).

“Financing Documents” shall mean, collectively, the following documents:

(i)	this Indenture;

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(ii)	the Notes;

(iii)	the Purchase Agreement;

(iv)	the Note Guarantees;

(v)	the Security Documents;

(vi)	the Intercompany Issuer Note; and

(vii)	each other agreement or instrument designated as a “Financing Document” by the Issuer and the Trustee.

“First Note Proceeds Utilization” shall have the meaning given to such term in the Issuer Accounts Agreement.

“Fitch” shall mean Fitch Ratings Inc. and its successors.

“Global Note Legend” shall mean the legend set forth in Section 2.06(f)(ii) hereof, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” shall mean, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with or on behalf of and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Sections 2.01, 2.06(b)(iii), 2.06(b)(iv) or 2.06(d)(ii) hereof.

“Good Practices” shall mean the professional practices, methods, equipment, specifications and safety and output standards and industry codes mentioned in the Services Agreements and the Charter Agreements, with respect to the design, installation, operation, maintenance and use of equipment and similar or better machinery, all of the above in compliance with applicable standards of safety, output, dependability, efficiency and economy, including recommended practice of a good, safe, prudent and workman-like character and in compliance with all applicable Laws. Good Practices are not intended to be limited to the optimum or minimum practice or method to the exclusion of all others, but rather to be a spectrum of reasonable and prudent practices and methods as practiced in the offshore oil & gas industry.

“Governmental Approval” shall mean any authorization, consent, approval, license, ruling, permit, tariff, rate, certification, exemption, filing, variance, claim, order, judgment, decree, publication, notice to, declaration of or with, or registration by or with, any Governmental Authority.

“Governmental Authority” shall mean any government, governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, judicial or administrative body, domestic or foreign, federal, state or local, having jurisdiction over the matter or matters in question, including, without limitation, those in Brazil and the United States. For the avoidance of doubt, Petrobras shall not be considered as a Governmental Authority.

“Gross Disposition Proceeds” shall mean, with respect to any Disposition, the gross cash proceeds received from such Disposition (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received).

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“Guarantee” shall mean a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantor Accounts Agreement” shall mean the Guarantor Collateral and Accounts Agreement entered into or to be entered into among Star International, Alaskan Star, the Offshore Accounts Bank, the Collateral Agent and the Trustee.

“Guarantor Collateral Accounts” shall have the meaning assigned to such term in the Guarantor Accounts Agreements.

“Hazardous Material” shall mean any substance that is regulated or could lead to liability under any Environmental Law, including, but not limited to, any petroleum or petroleum product, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCB’s), hazardous waste, hazardous material, hazardous substance, toxic substance, contaminant or pollutant, as defined or regulated as such under any applicable Environmental Law.

“Holder” shall mean a Person in whose name a Note is registered.

“Hopelake” shall mean Hopelake Services Ltd., a limited liability company organized under the laws of the British Virgin Islands.

“Hopelake Acquisition” shall mean Hopelake’s acquisition of 100% of the Sponsor’s Equity Interests in the Guarantors, to be accomplished at the option of the Sponsor after the Issue Date.

“IAI Global Note” shall mean a Global Note substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Notes sold to Institutional Accredited Investors.

“IFRS” shall mean the International Financial Reporting Standards adopted by the International Accounting Standards Board, as consistently applied, as in effect from time to time.

“Indebtedness” of any Person shall mean (i) all indebtedness of such Person for borrowed money, (ii) the deferred purchase price of assets or services which in accordance with IFRS, would be shown on the liability side of the balance sheet of such Person, (iii) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (iv) all Indebtedness of a second Person secured by any Lien on any Property owned by such first Person, whether or not such Indebtedness has been assumed, (v) all Capital Lease Obligations of such Person, (vi) all obligations of such Person to pay a specified purchase price for goods or services whether or not delivered or accepted, i.e., take-or-pay and similar obligations and (vii) all Contingent Obligations of such Person; provided that Indebtedness shall not include trade payables arising in the ordinary course of business so long as such trade payables are payable within 180 days of the date the respective goods are delivered or the respective services are rendered and are not overdue.

“Indenture” shall mean this Indenture, as amended or supplemented from time to time.

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“Independent Engineer” shall mean Noble Denton & Associates Serviços Marítimos Ltda., Okeanos B.V., Moduspec International Ltd. or any other internationally recognized independent engineering firm with relevant experience from time to time appointed by the Issuer.

“Independent Investment Banker” shall mean one of the Reference Treasury Dealers appointed by the Issuer.

“ Indirect Participant” shall mean a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Purchaser” shall have the meaning given to such term in the Purchase Agreement.

“Institutional Accredited Investor” shall mean an institution that is an “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act, who are not also QIBs.

“Insurance Advisor” shall mean AON BankAssure Insurance Services or any other internationally recognized insurance advisor with relevant experience from time to time appointed by the Issuer.

“Insurance Proceeds” shall mean all amounts payable to the Guarantors, the Operating Company, as agent for the Guarantors, the Offshore Accounts Bank or the Collateral Agent in respect of any insurance required to be maintained (or caused to be maintained) pursuant to the terms of this Indenture.

“Intercompany Issuer Note” shall mean that certain promissory note, dated as of the Issue Date, made in favor of the Issuer by the Guarantors with economic terms substantially the same as the Notes.

“Interest Expense” shall mean, for any period, all interest on the Notes accrued or capitalized during such period (whether or not actually paid during such period) pursuant to the Financing Documents.

“Investment” in any Person shall mean, without duplication: (a) the acquisition (whether for cash, securities, other Property, services or otherwise) or holding of bonds, notes, debentures, partnership, Equity Interests or other ownership interests or other securities of such Person, or any agreement to make any such acquisition or to make any capital contribution to such Person; or (b) the making of any deposit with, or advance, loan or other extension of credit to, such Person.

“Investment Grade Rating” shall mean “BBB-” or higher by Standard & Poor’s, “Baa3” or higher by Moody’s or “BBB-” or higher by Fitch, or the equivalent of such global ratings by Standard & Poor’s, Moody’s or Fitch.

“Issue Date” shall mean the date on which the Notes were originally issued under this Indenture.

“Issue Date Collateral” shall mean all Property that, in accordance with the terms of the Issue Date Security Documents, is intended to be subject to any Lien in favor of the Secured Parties.

“Issue Date Security Documents” shall mean, collectively, the following documents:

(i)	Issuer Accounts Agreement;

(ii)	Issuer Offshore Security Agreement;

(iii)	Issuer Share Pledge Agreement; and

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(iv)	the customary payment instructions and consents to assignments, to the extent required by the documents listed above.

“Issuer Accounts Agreement” shall mean the Issuer Collateral and Accounts Agreement entered into or to be entered into by and among the Issuer, the Offshore Accounts Bank, the Collateral Agent and the Trustee.

“Issuer Offshore Security Agreement” shall mean the Issuer Offshore Security Agreement entered into or to be entered into by and between the Issuer and the Collateral Agent.

“Issuer Reorganization” shall mean the acquisition by each Guarantor of 50% of the Sponsor’s Equity Interests in the Issuer, to be accomplished at the option of the Guarantors after the Issue Date.

“Issuer Share Pledge Agreement” shall mean the Issuer share charge entered into or to be entered into between the Sponsor and the Collateral Agent.

“Law” shall mean, with respect to any Person (i) any statute, law, regulation, ordinance, rule, judgment, order, decree, permit, concession, grant, franchise, license, agreement or other governmental restriction or any interpretation or administration of any of the foregoing by any Governmental Authority (including, without limitation, Governmental Approvals) and (ii) any directive, guideline, policy, requirement or any similar form of decision of or determination by any Governmental Authority which is binding on such Person, in each case, whether now or hereafter in effect (including, without limitation, in each case, any Environmental Law).

“Lien” shall mean, with respect to any Property of any Person, any mortgage, lien, deed of trust, hypothecation, fiduciary transfer of title, assignment by way of security, pledge, charge, lease, sale and lease-back arrangement, easement, servitude, trust arrangement, or security interest or encumbrance of any kind in respect of such Property.

“Loss Proceeds” shall mean, with respect to any Event of Loss, any Insurance Proceeds, condemnation awards or other compensation, awards, damages and other payments or relief (including any compensation payable in connection with a Taking) with respect to such Event of Loss (excluding, in each case, the proceeds of general liability insurance (if any), delay in start-up insurance (if any) and business interruption insurance (if any)).

“Majority Holders” shall mean the Holders of over 50% in aggregate principal amount of the then-outstanding Notes.

“Material Adverse Effect” shall mean a material adverse effect on (i) the assets, the business or financial condition of the Project, the Issuer and Guarantors (taken as a whole), (ii) the ability of the Issuer and the Guarantors, collectively, to make timely payments of principal and interest on the Notes, (iii) the ability of any Guarantor to perform its material obligations under the Project Documents or (iv) the legality, validity or enforceability of any payment or other material obligation of the Issuer or either Guarantor under the Financing Documents or of the Liens provided under the Security Documents.

“Moody’s” shall mean Moody’s Investors Service, Inc. and its successors.

“Mortgages” shall mean, collectively, the Atlantic Star Mortgage and the Alaskan Star Mortgage.

“Necessary Governmental Approval” shall mean (i) any Governmental Approval identified as such herein and (ii) any other Governmental Approval necessary in connection with (a) the due execution

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and delivery of, and performance by each of the Guarantors or of its obligations and the exercise of its rights under, the Transaction Documents to which it is a party, (b) the legality, validity and binding effect or enforceability thereof, and (c) the ownership, operation and maintenance of the Drilling Rigs as contemplated by the Transaction Documents, the failure of which to obtain and maintain would reasonably be expected to result in a Material Adverse Effect.

“Net Available Amount” shall mean, with respect to any Event of Loss, the aggregate amount of Loss Proceeds received by either Guarantor or the Collateral Agent in respect of such Event of Loss, net of reasonable out-of-pocket costs incurred in connection with such Event of Loss or the collection thereof, including fees, expenses and commissions with respect to legal, accounting, financial advisory, brokerage and other professional services provided in connection with such Event of Loss or incurred in connection with the collection thereof.

“Net Disposition Proceeds” shall mean, with respect to any Disposition, the Gross Disposition Proceeds received from such Disposition, net of reasonable out-of-pocket costs incurred in connection with such Disposition, including fees, expenses and commissions with respect to legal, accounting, financial advisory, brokerage and other professional services provided in connection with such Disposition.

“Net Worth” shall mean, with respect to any specified Person as of any date, the sum of:

(i)	the equity of the common stockholders of such Person as of such date; plus

(ii)	the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

“Non-U.S. Person” shall mean a Person who is not a U.S. Person.

“Note Debt Service Account” shall have the meaning assigned to such term in the Issuer Accounts Agreement.

“Note Guarantee” shall mean the Guarantee by each Guarantor of the Issuer’s obligations under the Notes, this Indenture and each other Financing Document, executed pursuant to the provisions of Article 11 hereof.

“Note Proceeds Account” shall mean the special, segregated cash collateral account, denominated in Dollars, established by the Issuer with the Offshore Accounts Bank at its offices in New York City.

“Note Proceeds Account Release Date” shall mean the date occurring 120 days after the Issue Date.

“Notes” shall have the meaning given to such term in the preamble to this Indenture.

“Obligations” shall mean any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including in the case of the Notes, all interest accrued thereon after the commencement of any action or proceeding described in Section 6.01(v) or (vi), even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses, damages and other liabilities payable under the Financing Documents.

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“Obsolete Asset” shall mean, with respect to the Facilities of a Guarantor, any worn out or damaged Property (to the extent unfit for normal use), or Property that is obsolete or no longer necessary or required for the operation or maintenance of such Facilities.

“Offer to Purchase” shall mean an offer made by the Issuer pursuant to and in accordance with Sections 4.10(c), 4.15 or 4.19(b) hereof to purchase some or all of the Notes from the Holders thereof.

“Offering Circular” shall mean the Issuer’s offering circular, dated July 6, 2011, relating to the initial offering of the Notes.

“Officers’ Certificate” shall mean a certificate signed on behalf of the Issuer by two Authorized Officers of the Issuer, that meets the requirements of Section 13.04 hereof.

“Offshore Accounts Bank” shall mean Deutsche Bank Trust Company Americas, acting in its capacity as Offshore Accounts Bank pursuant to the applicable Accounts Agreement, and shall include any successor Offshore Accounts Bank appointed pursuant to the applicable Accounts Agreement.

“Offshore Debt Service Reserve Account” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Debt Service Reserve Account Required Balance” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Disposition Proceeds Accounts” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Distribution Accounts” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Distribution Holding Account” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Loss Proceeds and Compensation Accounts” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore O&M Service Reserve Account” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore O&M Service Reserve Account Required Balance” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Proceeds Accounts” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Offshore Retention Account” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Operating Company” shall mean Queiroz Galvão Óleo e Gás S.A., a corporation organized and existing under the laws of Brazil or its successors and permitted assigns under the Services Agreements.

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“Operation and Maintenance Expenses” shall mean, collectively, without duplication, all (i) expenses of administering and operating the Project and of maintaining it in accordance with Good Practices incurred by the Guarantors, the Operating Company or Constellation Services, (ii) transportation costs payable by the Guarantors, the Operating Company or Constellation Services in connection with the Project, (iii) direct operating and maintenance costs of the Drilling Rigs payable by the Guarantors, the Operating Company or Constellation Services (including amounts payable pursuant to the Services Agreements), (iv) insurance premiums payable by the Guarantors or the Operating Company in connection with the Project, (v) property, sales, value-added and excise taxes payable by the Guarantors or the Operating Company in connection with the Project (other than taxes imposed on or measured by income or receipts), (vi) costs and fees incurred by the Guarantors or the Operating Company in connection with obtaining and maintaining in effect the Governmental Approvals required in connection with the Project and (vii) legal, accounting and other professional fees incurred in the ordinary course of business in connection with the Project payable by the Guarantors or the Operating Company; provided, that “Operation and Maintenance Expenses” shall not include payments into the Offshore Debt Service Reserve Account, depreciation, or any items properly chargeable by IFRS to fixed capital accounts, or expenses incurred by the Guarantors related to warranty or indemnity payments or damages payable to the Guarantors under any Project Document.

“Opinion of Counsel” shall mean an opinion from legal counsel who is reasonably acceptable to the Trustee or the Collateral Agent, as applicable, that meets the requirements of Section 13.04 hereof. The counsel may be an employee of or counsel to the Issuer, the Guarantor, the Trustee or the Collateral Agent.

“Organizational Documents” shall mean, with respect to any Person, (i) the memorandum or articles of incorporation, limited liability company agreement, partnership agreement, acta constitutiva or other similar organizational document of such Person, (ii) the by-laws, estatutos or other similar document of such Person, (iii) any certificate of designation or instrument relating to the rights of preferred shareholders or other holders of Capital Stock of such Person and (iv) any shareholder rights agreement or other similar agreement.

“Participant” shall mean, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

“Permitted Equity Issuance” shall mean the issuance of any Equity Interests by any of the Issuer or the Guarantors, which such Equity Interests will be subject to a first-priority Lien in favor of the Collateral Agent for the benefit the Holders pursuant to the terms of this Indenture.

“Permitted Holders” shall mean any or all of the following: (i) any member of the Queiroz Galvão Family; (ii) the estate or any guardian, custodian or other legal representative of any individual named in or any trust established solely for the benefit of any one or more individuals named in clause (i); and (iii) any Person in which all of the Equity Interests are owned, directly or indirectly, by any one or more of the persons named in clauses (i) and (ii).

“Permitted Investments” shall mean:

(i) in respect of any account of any Person held with the Offshore Account Bank: (1) direct obligations of the United States, or of any agency thereof, or obligations guaranteed as to principal and interest by the United States, or of any agency thereof, in either case maturing not more than one year from the date of acquisition thereof; (2) Dollar time deposits with, or certificates of deposit issued by, any bank or trust company licensed under the laws of the United

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States or any state thereof having outstanding senior long-term unsecured indebtedness and whose long-term debt is rated (on the date of acquisition thereof) “A” or better by Fitch or Standard & Poor’s or “A2” or better by Moody’s, respectively, maturing not more than one year from the date of acquisition thereof; (3) commercial paper with a short-term rating “F-1” or better by Fitch or Standard & Poor’s or “P-1” or better by Moody’s, respectively, maturing not more than six (6) months from the date of acquisition thereof; and (4) money market funds rated at least “AA” or better by Fitch or Standard Poor’s or “Aa2” or better by Moody’s, including any fund for which the Offshore Accounts Bank or an affiliate of the Offshore Accounts Bank serves as an investment advisor, administrator or shareholder servicing agent, notwithstanding that (A) the Offshore Accounts Bank or an affiliate of the Offshore Accounts Bank charges and collects fees and expenses from such fund for services rendered (provided that such charges, fees and expenses are on terms consistent with terms negotiated at arm’s length) and (B) the Offshore Accounts Bank charges and collects fees and expenses for services rendered pursuant to the applicable Accounts Agreement;

(ii) in respect of the Issuer, the Intercompany Issuer Note; and

(iii) in respect of the Guarantors, any Second Note Proceeds Intercompany Debt or the acquisition of the Equity Interests in the Issuer in connection with the Issuer Reorganization.

“Permitted Liens” shall mean:

(i) Liens on assets of the Issuer, the Guarantors and the other Project Parties securing all Obligations of the Project Parties under the Notes, the Note Guarantees, this Indenture and each other Financing Document, as applicable;

(ii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor;

(iii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens imposed by law and arising in the ordinary course of business or in connection with the operation of the Facilities, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;

(iv) Liens arising by operation of applicable Law in relation to crew’s wages and salvage, including contract salvage; provided that all obligations relating thereto are paid when due or being contested in good faith and by appropriate proceedings;

(v) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, appeal bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Indebtedness; and

(vi) Liens on the Existing Project Finance Collateral created under or pursuant to any Existing Project Financing Documents.

“Permitted Refinancing Indebtedness” shall mean, with respect to any Person and on any date of determination, Indebtedness in an amount no less than the sum of the principal amount of Notes

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outstanding on such date, plus accrued and unpaid interest on such date and any other amounts owed to the Holders pursuant to this Indenture, the proceeds of which are applied to the payment in full of such amounts.

“Permitted Subordinated Indebtedness” shall mean, with respect to any Person, any unsecured Indebtedness of such Person that (i) is expressly subordinated in right of payment and liquidation to the Notes and the Note Guarantees, (ii) is subject to a first priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties pursuant to this Indenture, (iii) does not require or permit any cash payment of any obligation thereunder prior to its Stated Maturity, except to the extent and in the amount that the Issuer or the Guarantors are permitted to make a Restricted Payment hereunder, and (iii) does not mature prior to the date that is 180 days after the original Stated Maturity of the Notes.

“Person” shall mean any individual, corporation, limited liability company, company, voluntary association, partnership, joint venture, trust, or other enterprises or unincorporated organization or government (or any agency, instrumentality or political subdivision thereof).

“Petrobras” shall mean Petróleo Brasileiro S.A.–Petrobras, a mixed joint stock corporation incorporated in under the laws of Brazil.

“Pledge Agreements” shall mean, collectively, the Atlantic Star Pledge Agreement and the Alaskan Star Pledge Agreement.

“Private Placement Legend” shall mean the legend set forth in Section 2.06(f)(i) hereof to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Project” shall mean the chartering and operation of the Drilling Rigs and other Facilities.

“Project Costs” shall mean all costs and expenses reasonably and necessarily incurred or to be incurred by the Guarantors or the Sponsor (i) to finance the Project in the manner contemplated by the Transaction Documents, including all reasonable and necessary costs and expenses incurred in connection with the negotiation and preparation of the Transaction Documents and the formation of the Issuer and (ii) required for the operation and maintenance of the Project. For the avoidance of doubt, Project Costs will include payments by the Guarantors under the Constellation Management Agreement.

“Project Documents” shall mean, collectively, the following documents:

(i)	the Charter Agreements;

(ii)	the Services Agreements;

(iii)	the Constellation Management Agreement; and

(iv)	any Additional Project Document.

“Project Participants” shall mean the Operating Company, Petrobras, Constellation Services, each party (other than the Guarantors) to an Additional Project Document and each Replacement Project Participant.

“Project Parties” shall mean, collectively, the Issuer, the Guarantors, Constellation, Constellation Services, Hopelake and any successor of any thereof.

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“Project Revenues” shall mean for a Guarantor, for any period, without duplication, the aggregate of all revenues received by (or for the account of) such Guarantor from (i) payments made thereto under the Project Documents, (ii) interest accrued on, and other income derived from, the balance outstanding during such period in such Guarantor’s Guarantor Collateral Accounts (including, without limitation, from Permitted Investments) of such Guarantor and (iii) the proceeds of any business interruption insurance (if any); provided that Project Revenues shall exclude, to the extent otherwise included, (A) proceeds payable in respect of any insurance (other than business interruption insurance (if any)) or (B) warranty or indemnity payments or damages payable to such Guarantor under any Project Document.

“Property” shall mean any property of any kind whatsoever, whether movable, immovable, real, personal or mixed and whether tangible or intangible, any right or interest therein or any receivables or credit rights (direitos creditórios).

“Purchase Agreement” shall mean the Purchase Agreement, dated as of July 20, 2011, among the Issuer, the Guarantors and the Initial Purchasers, relating to the sale by the Issuer of the Notes to the Initial Purchasers.

“QIB” shall mean a “qualified institutional buyer” as defined in Rule 144A.

“Queiroz Galvão Family” shall mean all of the individuals holding 100% of the Capital Stock of: (i) Timbaúba International Ltd., a limited liability company organized under the laws of the British Virgin Islands; (ii) Guararapes International Limited, a limited liability company organized under the laws of the British Virgin Islands; and (iii) Skycrest Overseas Inc., a company incorporated under the laws of the British Virgin Islands, in each case as of the Issue Date, together with any of their respective heirs.

“Rating Agency” shall mean Standard & Poor’s, Fitch or Moody’s; or if Standard & Poor’s, Fitch or Moody’s are not making ratings of the Notes publicly available, an internationally recognized U.S. rating agency or agencies, as the case may be, selected by the Issuer, which will be substituted for Standard & Poor’s, Fitch or Moody’s, as the case may be.

“Rating Decline” shall mean that at any time within 90 days (which period shall be extended for the period and so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any Rating Agency) after the date of public notice of a Change of Control, or the intention of any Person to effect a Change of Control, the then-applicable rating of the Notes is decreased by (i) if three Rating Agencies are making ratings of the Notes publicly available, at least two of the Rating Agencies or (ii) if two or fewer Rating Agencies are making ratings of the Notes publicly available, then any one of the Rating Agencies, by one or more categories; provided that any such Rating Decline results in whole or in part from a Change of Control.

“Ratings Affirmation” shall mean, with respect to any particular action or proposed action, each of Standard & Poor’s, Moody’s or Fitch or, if any or all of such ratings agencies do not then rate the Notes, such other Rating Agency then having issued long-term debt ratings for the Notes, affirms that such long-term debt ratings will not be lowered as a result of the taking of such action or proposed action.

“Reference Treasury Dealer” shall mean Santander Investment Securities, Inc., HSBC Securities (USA) Inc., Citigroup Global Markets Inc. or their respective affiliates which are primary United States government securities dealers and not less than two other leading primary United States government securities dealers in New York City reasonably designated by the Issuer; provided that if any of the foregoing cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer.

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“Reference Treasury Dealer Quotation” shall mean, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked price for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 pm New York time on the third Business Day preceding such redemption date.

“Regulation S” shall mean Regulation S promulgated under the Securities Act.

“Regulation S Global Note” shall mean a Global Note in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with or on behalf of and registered in the name of the Depositary or its nominee, issued in a denomination equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Material, but excluding emissions from the engine exhaust of a motor vehicle).

“Relevant Date” shall mean, with respect to any payment on a Note or under the Note Guarantees, whichever is the later of: (i) the date on which such payment first becomes due; and (ii) if the full amount payable has not been received by the Trustee or the Collateral Agent, as applicable, on or prior to such due date, the date on which notice is given to the Holders that the full amount has been received by the Trustee or the Collateral Agent, as applicable.

“Replacement Assets” shall mean Property that will be used or useful in connection with the Project.

“Replacement Project Participant” shall mean any Person that assumes the obligations of the replaced Project Participant under any Project Document on terms and conditions (taken as a whole) no less favorable to the relevant Guarantor than those applicable to the replaced Project Participant pursuant to the applicable Project Document; provided that (1) the Issuer or either Guarantor shall have delivered a certificate of an Authorized Officer of the Issuer to the Trustee stating that (i) such Person is at least as creditworthy (or has credit support from a Person at least as creditworthy) of the replaced Project Participant and (ii) is otherwise at least as capable of performing the obligations of the replaced Project Participant under the applicable Project Document as the replaced Project Participant under the applicable Project Document as the replaced Project Participant, in each case, on the date that the applicable Project Document was entered into, and (2) in respect of Petrobras or the Operating Company, such Person is approved in writing by Holders of at least 75% in aggregate principal amount of the Notes then outstanding; provided, however, that no consent of the Holders shall be required if (i) in respect of the Operating Company, such Person is an Affiliate of the Sponsor and (ii) in respect of Petrobras, (A) such Person is either (x) controlled directly or indirectly by Petrobras or (y) a member of any joint venture, consortium or similar association that is the concessionaire of the reserve in which the Drilling Rigs are operating pursuant to the Charter Agreements and Petrobras, or any other Person controlled directly or indirectly by Petrobras, is the operator of such reserve or (B) the relevant Guarantor obtains a Ratings Affirmation.

“Reserve Account Letters of Credit” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Responsible Officer,” when used with respect to the Trustee, shall mean any officer or authorized representative of the Trustee within the Corporate Trust Office of the Trustee with direct

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responsibility for the administration of this Indenture and/or the Financing Documents and also, with respect to a particular matter, any other officer of the Trustee to whom such matter is referred because of such officer’s knowledge and familiarity with the particular subject.

“Restoration Work” shall mean the design, engineering, procurement, construction and other work with respect to the Restoration of Affected Property.

“Restore” shall mean, with respect to any Affected Property, to rebuild, repair, restore or replace such Affected Property. The terms “Restoration” and “Restoring” shall have a correlative meaning.

“Restricted Definitive Note” shall mean a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” shall mean a Global Note bearing the Private Placement Legend.

“Restricted Period” shall mean the 40-day distribution compliance period as defined in Regulation S.

“Retention Period” shall have the meaning assigned to such term in the Guarantor Accounts Agreement.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act.

“Rule 144A” shall mean Rule 144A promulgated under the Securities Act.

“Rule 903” shall mean Rule 903 promulgated under the Securities Act.

“Rule 904” shall mean Rule 904 promulgated under the Securities Act.

“Sale and Leaseback Transaction” shall mean, with respect to any Person, an arrangement whereby such Person enters into a lease of property previously transferred by such Person to the lessor.

“SEC” shall mean the Securities and Exchange Commission.

“Second Note Proceeds Intercompany Debt” shall mean any loans extended by the Guarantors to Constellation or any of its Affiliates for the sole purpose of effecting the withdrawal and transfer of the proceeds remaining on deposit in the Note Proceeds Account on behalf of the Guarantors after the occurrence of the First Note Proceeds Utilization pursuant to the terms of the indenture; provided that the aggregate principal amount of such loans shall not exceed the aggregate amount of funds deposited in the Note Proceeds Account after the occurrence of the First Note Proceeds Utilization.

“Second Note Proceeds Utilization” shall have the meaning given to such term in the Issuer Accounts Agreement.

“Secured Parties” shall mean, collectively, the Collateral Agent, the Trustee, the Offshore Accounts Bank (and agents of any thereof appointed pursuant to the terms of the Financing Documents) and the Holders.

“Securities Account” shall have the meaning set forth in UCC Section 8-501(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Documents” shall mean, collectively, the following documents:

(i)	Issue Date Security Documents;

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(ii)	Alaskan Star Offshore Security Agreement;

(iii)	Atlantic Star Offshore Security Agreement;

(iv)	Alaskan Star Share Pledge Agreement;

(v)	Atlantic Star Share Pledge Agreement;

(vi)	Alaskan Star Mortgage;

(vii)	Atlantic Star Mortgage;

(viii)	Atlantic Star Supplement to Mortgage;

(ix)	Alaskan Star Assignment of Insurances;

(x)	Atlantic Star Assignment of Insurances;

(xi)	Guarantor Accounts Agreement;

(xii)	Alaskan Star Conditional Assignment of Contract;

(xiii)	Atlantic Star Conditional Assignment of Contract; and

(xiv)	the customary assignments of insurance policies, payment instructions and consents to assignments, to the extent required by the documents listed above.

“Security Interest” shall mean the Lien on the Collateral or any other collateral purported to be granted to the Collateral Agent, in each case, for the benefit of one or more of the Secured Parties (or any trustee, sub-agent or other Person acting for or on behalf thereof).

“Semester Date” shall mean the last day of each June and December in each year.

“Semi-Annual Payment Date” shall mean May 30 and November 30 of each year, and July 30, 2018, or, if such day is not a Business Day, the next succeeding Business Day.

“Services Agreements” shall mean, collectively, the Atlantic Star Services Agreement and the Alaskan Star Services Agreement.

“Sponsor” shall mean Constellation, in its capacity as Sponsor under the Financing Documents to which it is a party in such capacity.

“Standard & Poor’s” shall mean Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Stated Maturity” shall mean (i) with respect to any Indebtedness, the date specified as the fixed date on which the final installment of principal of such Indebtedness is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Indebtedness, the date specified as a fixed date on which such installment is due and payable as set forth in the documentation governing such Indebtedness, not including any Contingent Obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment.

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“Subsidiary” shall mean with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more Subsidiaries of such Person (or a combination thereof).

“Taking” shall mean any circumstance or event, or series of circumstances or events (including an Expropriation Event), in consequence of which all or substantially all of either Drilling Rig shall be condemned, nationalized, seized, compulsorily acquired or otherwise expropriated by any Governmental Authority under power of eminent domain or otherwise. The term “Taken” shall have a correlative meaning.

“TIA” shall mean the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Transaction Documents” shall mean, collectively, the Project Documents and the Financing Documents.

“Transferred Assets” shall mean, collectively, (i) 20% of the Equity Interests in SBM Holding Inc., a company that owns FPSO Capixaba, (ii) the QG-IV onshore drilling rig and all equipment related thereto and (iii) all equipment relating to the onshore drilling rigs QG-I, QG-II and QG-III, in each case held by Star International on or prior to the Issue Date.

“Treasury Rate” shall mean, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Uniform Commercial Code” and “UCC” shall mean the Uniform Commercial Code as adopted in the State of New York or any other applicable jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.

“Unrestricted Definitive Note” shall mean a Definitive Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Global Note” shall mean a Global Note that does not bear and is not required to bear the Private Placement Legend.

“U.S. Person” shall mean a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock”, with respect to any Person, shall mean Capital Stock the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of a contingency.

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Section 1.02 Other Definitions.

Term	Defined in Section

“Action”	10.10
“Additional Amounts”	4.08(b)
“Affected Drilling Rig Property”	4.19(a)
“Affiliate Transaction”	4.11
“Alaskan Star”	Preamble
“Alaskan Star Release Date”	12.03
“Authentication Order”	2.02
“Change of Control Offer”	4.15
“Collateral Agent”	Preamble
“Covenant Defeasance”	8.03
“Distribution”	4.07
“Distribution Release Conditions”	4.07
“DTC”	2.03
“Event of Default”	6.01
“Excess Disposition Offer”	4.10(c)
“Excess Loss Offer”	4.19(b)
“Guarantor”	Preamble
“incur”	4.09(a)
“Indemnified Matters”	10.11(c)
“Issuer”	Preamble
“Legal Defeasance”	8.02
“Luxembourg Paying Agent”	2.03
“Offer Expiration Date”	3.03
“Offer Purchase Date”	3.03
“Pay-in Account””	4.30(a)(iv)
“Paying Agent”	2.03
“Permitted Debt”	4.09(b)
“Process Agent”	13.09
“Relevant Jurisdiction”	4.08(a)
“Registrar”	2.03
“Restricted Payments”	4.07
“Star International”	Preamble
“Taxes”	4.08(a)
“Transfer”	4.26
“Trustee”	Preamble

Section 1.03 Incorporation by Reference of Trust Indenture Act.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

“indenture securities” shall mean the Notes;

“indenture security Holder” shall mean a Holder;

“indenture to be qualified” shall mean this Indenture;

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“indenture trustee” or “institutional trustee” shall mean the Trustee; and

“obligor” on the Notes and the Note Guarantee shall mean the Issuer and the Guarantors, respectively, and any successor obligor upon the Notes and the Note Guarantee, respectively.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.04 Rules of Construction.

Unless the context otherwise requires:

(i) a term has the meaning assigned to it;

(ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS (based on the manner in which the financial statements are prepared and delivered pursuant to Section 4.03 hereof);

(iii) “or” is not exclusive;

(iv) words in the singular include the plural, and in the plural include the singular;

(v) “will” shall be interpreted to express a command;

(vi) provisions apply to successive events and transactions;

(vii) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time; and

(viii) any action required to be taken on a given date pursuant to any Financing Document shall, to the extent such date is not a Business Day, be deemed to be required to be taken on the next succeeding Business Day.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating.

(a) General. The Notes will be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note will be dated the date of its authentication. The Notes shall be in minimum denominations of $200,000 and integral multiples of $1,000 above such amount.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b) Global Notes. Notes issued in global form will be substantially in the form of Exhibit A hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the

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Global Note” attached thereto). Notes issued in definitive form will be substantially in the form of Exhibit A hereto (but without the Global Note Legend thereon and without the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made on the Schedule of Exchanges of Interests in the Global Note by the Trustee or the Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

Euroclear and Clearstream Procedures Applicable. The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking” and “Customer Handbook” of Clearstream will be applicable to transfers of beneficial interests in the Regulation S Global Note that are held by Participants through Euroclear or Clearstream.

Section 2.02 Execution and Authentication.

At least one Authorized Officer must sign the Notes for the Issuer by manual or facsimile signature.

If an Authorized Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee will, upon receipt of a written order of the Issuer signed by an Authorized Officer (an “Authentication Order”), authenticate Notes for original issue that may be validly issued under this Indenture, up to the aggregate principal amount of $700,000,000. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount of Notes authorized for issuance by the Issuer pursuant to one or more Authentication Orders, except as provided in Section 2.07 hereof.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03 Registrar and Paying Agent.

The Issuer will maintain an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and an office or agency where Notes may be presented for payment (“Paying Agent”). The Registrar will keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent, including the Luxembourg Paying Agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or

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Paying Agent, the Trustee shall act as such. The Issuer may act as Paying Agent or Registrar. So long as the Notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the Official List of the Luxembourg Stock Exchange so require, the Issuer shall appoint and maintain an office or agency in Luxembourg where the Notes may be presented or surrendered for payment or redemption, in the event that the Global Notes are exchanged for Definitive Notes (the “Luxembourg Paying Agent”).

The Issuer initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Notes.

The Issuer initially appoints the Trustee to act as the Registrar and Paying Agent and to act as Custodian with respect to the Global Notes. The Issuer initially appoints Deutsche Bank Luxembourg S.A. to act as the Luxembourg Paying Agent.

Section 2.04 Paying Agent to Hold Money in Trust.

The Issuer will require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Holders or the Trustee all money held by the Paying Agent for the payment of principal, premium, if any, or interest on the Notes, and will notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer) will have no further liability for the money. If the Issuer acts as Paying Agent, it will segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee will serve as Paying Agent for the Notes.

Section 2.05 Holder Lists.

The Trustee will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA §312(a). If the Trustee is not the Registrar, the Issuer will furnish to the Trustee at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Notes.

Section 2.06 Transfer and Exchange.

(a) Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by the Issuer for Definitive Notes if:

(i) the Issuer delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 120 days after the date of such notice from the Depositary;

(ii) the Issuer in its sole discretion determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee; provided that in no event shall the Regulation S Global Note be exchanged by the Issuer for Definitive Notes prior to the expiration of the Restricted Period; or

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(iii) there has occurred and is continuing a Default with respect to the Notes and any Holder of the Notes requests that Definitive Notes be issued.

Upon the occurrence of any of the preceding events in clauses (i), (ii) or (iii) above, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 2.06 or Sections 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 2.06(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 2.06(b), (c) or (d) hereof.

(b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes will be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Notes also will require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Regulation S Global Note may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either:

(A)	both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase; or

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(B)	both:

(i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Note in an amount equal to the beneficial interest to be transferred or exchanged; and

(ii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Note shall be registered to effect the transfer or exchange referred to in (B)(i) above;

provided that in no event shall Definitive Notes be issued upon the transfer or exchange of beneficial interests in the Regulation S Global Note prior to the expiration of the Restricted Period.

Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 2.06(g) hereof.

(iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 2.06(b)(ii) above and the Registrar receives the following:

(A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transferee will take delivery in the form of a beneficial interest in the IAI Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in an Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) above and:

(A) such exchange or transfer is effected pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof; or

(B) the Registrar receives the following:

(i) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

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(ii) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (B), if the Registrar or Issuer so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar or Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to subparagraph (iv) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (B) above.

Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.

(c) Transfer or Exchange of Beneficial Interests for Definitive Notes.

(i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Registrar of the following documentation:

(A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B) if such beneficial interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

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(E) if such beneficial interest is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F) if such beneficial interest is being transferred to the Issuer, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and the Trustee upon receipt of an Authentication Order shall authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii) Beneficial Interests in Regulation S Global Note to Definitive Notes. Notwithstanding Sections 2.06(c)(i)(A) and (C) hereof, a beneficial interest in the Regulation S Global Note may not be exchanged for a Definitive Note or transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the expiration of the Restricted Period, except in the case of a transfer pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.

(iii) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if:

(A) such exchange or transfer is effected pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof; or

(B) the Registrar receives the following:

(i) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

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(ii) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (B), if the Registrar or Issuer so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar or Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iv) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for a Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Definitive Note, then, upon satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee will cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer will execute and upon receipt of an Authentication Order, the Trustee will authenticate and deliver to the Person designated in the instructions a Definitive Note in the appropriate principal amount. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Registrar from or through the Depositary and the Participant or Indirect Participant. The Trustee will deliver such Definitive Notes to the Persons in whose names such Notes are so registered. Any Definitive Note issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iv) will not bear the Private Placement Legend.

(d) Transfer and Exchange of Definitive Notes for Beneficial Interests.

(i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B) if such Restricted Definitive Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;

(D) if such Restricted Definitive Note is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

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(E) if such Restricted Definitive Note is being transferred to an Institutional Accredited Investor in reliance on an exemption from the registration requirements of the Securities Act other than those listed in subparagraphs (B) through (D) above, a certificate to the effect set forth in Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable;

(F) if such Restricted Definitive Note is being transferred to the Issuer, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(G) if such Restricted Definitive Note is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof, the Trustee will cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, in the case of clause (C) above, the Regulation S Global Note, and in all other cases, the IAI Global Note.

(ii) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Registrar receives the following:

(A) such an exchange or transfer is effected pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof; or

(B) if the Holder of such Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(C) if the Holder of such Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(d)(ii), if the Registrar or Issuer so requests or if the Applicable Procedures so require, an Opinion of Counsel in form reasonably acceptable to the Registrar or Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

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Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(ii), the Trustee will cancel the Definitive Notes and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.

(iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee will cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes.

If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraphs (ii) or (iii) above at a time when an Unrestricted Global Note has not yet been issued, the Issuer will issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee will authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.

(e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar will register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder must provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(i) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Registrar receives the following:

(A) if the transfer will be made pursuant to Rule 144A, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;

(B) if the transfer will be made pursuant to Rule 903 or Rule 904, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and

(C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(ii) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Registrar receives the following:

(A) such an exchange or transfer is effected pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (4) thereof; or

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(B) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(C) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this Section 2.06(e)(ii), if the Registrar or Issuer so requests, an Opinion of Counsel in form reasonably acceptable to the Registrar or Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.

(f) Legends. The following legends will appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i) Private Placement Legend.

(A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER

(1) REPRESENTS THAT

(A) IT AND ANY ACCOUNT FOR WHICH IT IS ACTING IS A “QUALIFIED INSTITUTIONAL BUYER” (WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT) AND THAT IT EXERCISES SOLE INVESTMENT DISCRETION WITH RESPECT TO EACH SUCH ACCOUNT OR

(B) IT IS NOT A U.S. PERSON (WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT); AND

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(2) AGREES FOR THE BENEFIT OF THE ISSUER AND THE GUARANTORS THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS NOTE OR ANY BENEFICIAL INTEREST HEREIN, EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND ONLY

(A) TO THE ISSUER,

(B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT,

(C) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT,

(D) IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH 2(E) ABOVE, THE ISSUER RESERVES THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY RULE 144 EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

(B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraphs (b)(iv), (c)(iii), (c)(iv), (d)(ii), (d)(iii), (e)(ii) or (e)(3iii) of this Section 2.06 (and all Notes issued in exchange therefor or substitution thereof) will not bear the Private Placement Legend.

(ii) Global Note Legend. Each Global Note will bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.06 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE

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DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note will be returned to or retained and cancelled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h) General Provisions Relating to Transfers and Exchanges.

(i) To permit registrations of transfers and exchanges, the Issuer will execute and the Trustee will authenticate Global Notes and Definitive Notes upon receipt of an Authentication Order in accordance with Section 2.02 hereof or at the Registrar’s request.

(ii) No service charge will be made to a Holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10, 3.06, 4.10(c), 4.15, 4.19 and 9.04 hereof).

(iii) The Registrar will not be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes will be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.

(v) Neither the Registrar nor the Issuer will be required:

(A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 hereof and ending at the close of business on the day of selection;

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(B) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or

(C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(vii) The Trustee will authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 2.02 hereof.

(viii) All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile.

Section 2.07 Replacement Notes.

If any mutilated Note is surrendered to the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer will issue and the Trustee, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of (i) the Trustee to protect the Trustee and (ii) the Issuer to protect the Issuer, the Trustee, any Agent and any authenticating agent, from any loss that any of them may suffer if a Note is replaced. The Issuer may charge for its expenses in replacing a Note.

Every replacement Note is an additional obligation of the Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.08 Outstanding Notes.

The Notes outstanding at any time are all the Notes authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.08 as not outstanding. Except as set forth in Section 2.09 hereof, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; however, Notes held by the Issuer or an Affiliate of the Issuer shall not be deemed to be outstanding for purposes of Section 3.07(a) hereof.

If a Note is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

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If the principal amount of any Note is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer or an Affiliate of any thereof) holds, on a redemption date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

Section 2.09 Treasury Notes.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or a Guarantor, or by any of their respective Affiliates, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee knows are so owned will be so disregarded.

Section 2.10 Temporary Notes.

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Trustee, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.11 Cancellation.

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy cancelled Notes (subject to the record retention requirement of the Exchange Act or the Trustee). Certification of the destruction or cancellation of all cancelled Notes will be delivered to the Issuer upon written request. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.12 Defaulted Interest.

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) will mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

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ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee.

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 hereof, it must furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officers’ Certificate setting forth:

(i) the clause of this Indenture pursuant to which the redemption shall occur;

(ii) the redemption date;

(iii) the principal amount of Notes to be redeemed; and

(iv) the redemption price.

Section 3.02 Selection of Notes to Be Redeemed or Purchased.

If less than all of the Notes are to be redeemed or purchased in an offer to purchase at any time, the Trustee will select Notes for redemption or purchase on a pro rata basis (or, in the case of Global Notes, based on a method that most nearly approximates a pro rata selection in accordance with the procedures of the Depositary), unless otherwise required by applicable Law or applicable stock exchange requirements.

In the event of partial redemption, the particular Notes to be redeemed or purchased will be selected, unless otherwise provided herein, not less than 30 nor more than 60 days prior to the redemption or purchase date by the Trustee from the outstanding Notes not previously called for redemption or purchase.

The Trustee will promptly notify the Issuer in writing of the Notes selected for redemption or purchase and, in the case of any Note selected for partial redemption or purchase, the principal amount thereof to be redeemed or purchased. Notes and portions of Notes selected will be in amounts of $200,000 and whole multiples of $1,000 in excess thereof; provided that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not a multiple of $1,000, shall be redeemed or purchased. No Notes will be redeemed in part if such partial redemption results in Notes with less than $200,000. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or purchase also apply to portions of Notes called for redemption or purchase.

Section 3.03 Notice of Redemption or Offer to Purchase.

At least 30 days but not more than 60 days before a redemption date, the Issuer will mail or cause to be mailed, by first class mail, postage prepaid, a notice of redemption to the Trustee on behalf of each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12 hereof.

The notice will identify the Notes to be redeemed and will state:

(i) the redemption date;

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(ii) the redemption price;

(iii) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the redemption date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(iv) the name and address of the Paying Agent;

(v) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(vi) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date;

(vii) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(viii) that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Issuer’s request, the Trustee will give the notice of redemption in the Issuer’s name and at its expense; provided, however, that the Issuer has delivered to the Trustee, at least 10 days prior to the date the notice needs to be sent, an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

At least 30 days but not more than 60 days before an Offer Expiration Date, the Issuer will mail or cause to be mailed, by first class mail, postage prepaid, a notice of any Offer to Purchase to the Trustee on behalf of each Holder at its registered address, which notice shall specify (i) the principal amount of Notes subject to the Offer to Purchase, (ii) the purchase price of the offer, (iii) an expiration date (the “Offer Expiration Date”) not less than 30 days nor more than 60 days after the date of the Offer to Purchase and (iv) a settlement date for purchase (the “Offer Purchase Date”) not more than five Business Days after the Offer Expiration Date. Such written notice shall additionally include (i) information concerning the business of the Issuer and the Guarantors which the Issuer and the Guarantors in good faith believe will enable the Holders to make an informed decision with respect to the Offer to Purchase and (ii) instructions and materials necessary to enable Holders to tender their respective Notes pursuant to the Offer to Purchase.

Section 3.04 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.03 hereof, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

Section 3.05 Deposit of Redemption or Purchase Price.

One Business Day prior to the redemption or purchase date, the Issuer will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of all Notes to be redeemed or purchased on that date together with accrued and unpaid interest and Additional Amounts,

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if any, thereon, to, but excluding, the applicable redemption or purchase date. The Trustee or the Paying Agent will promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of all Notes to be redeemed or purchased on that date together with accrued and unpaid interest and Additional Amounts, if any, thereon, to, but excluding, the applicable redemption or purchase date.

In connection with any redemption or Offer to Purchase, the applicable Guarantor shall make a prepayment on its Intercompany Note to the extent necessary to allow the Issuer to consummate such redemption or Offer to Purchase, as the case may be, and the Issuer shall thereupon consummate such redemption or Offer to Purchase, as the case may be, in accordance with the terms of this Indenture.

If the Issuer complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01 hereof.

Section 3.06 Notes Redeemed or Purchased in Part.

Upon surrender of a Note that is redeemed or purchased in part, the Issuer will issue and, upon receipt of an Authentication Order, the Trustee will authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered.

Section 3.07 Optional Redemption.

(a) At any time prior to November 30, 2016, the Issuer may on any one or more occasions redeem the Notes, at its option, in whole or in part, at a “make-whole” redemption price equal to the greater of (i) 101% of the principal amount of the Notes being redeemed and (ii) the present value at such redemption date of all required interest and principal payments on such Notes through the final maturity date (excluding accrued but unpaid interest to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points; plus in each case any accrued and unpaid interest and Additional Amounts, if any, on such Notes to, but excluding, the redemption date, as calculated by the Independent Investment Banker.

Any redemption of Notes by the Issuer pursuant to this paragraph will be subject to either (i) there being at least U.S.$150.0 million in aggregate principal amount of Notes outstanding after such redemption or (ii) the Issuer redeeming all of the then-outstanding principal amount of the Notes.

(b) On any Semi-Annual Payment Date occurring in November 2016 or at any time thereafter until (but not including) the Semi-Annual Payment Date occurring in November 2017, the Issuer may redeem all, but not less than all, of the Notes, at a redemption price equal to 101% of the then outstanding principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

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(c) On any Semi-Annual Payment Date occurring in November 2017 or at any time thereafter, the Issuer may redeem all, but not less than all, of the Notes, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).\

(d) If as a result of any change in or amendment to the applicable Laws of a Relevant Jurisdiction, or any amendment to or change in an official interpretation, administration or application of such Laws (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment or change in official position becomes effective on or after the Issue Date or on or, with respect to a successor, after the date a successor assumes the obligations under the Notes, the Issuer, the Guarantors or any successor have or will become obligated to pay Additional Amounts, the Issuer may, at its option, redeem all, but not less than all, of the Notes, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, upon publication of irrevocable notice not less than 30 days nor more than 60 days prior to the applicable redemption date; provided that no notice of such redemption may be given earlier than 60 days prior to the earliest date on which the Issuer, the Guarantors or any successor would, but for such redemption, be obligated to pay the Additional Amounts. Notwithstanding the foregoing, the Issuer shall not have the right to so redeem the Notes unless: (i) it has used commercially reasonable efforts to avoid the obligation to pay Additional Amounts; and (ii) it has complied with all applicable Laws to legally effect such redemption; provided, however, that for this purpose commercially reasonable efforts shall not include, without limitation, any change in the Issuer’s or any successor’s, corporate form, jurisdiction of incorporation or organization or location of its principal executive or registered office. In the event that the Issuer elects to so redeem the Notes, it will deliver to the Trustee: (1) a certificate of an Authorized Officer of the Issuer stating that the Issuer is entitled to redeem the Notes pursuant to the indenture and setting forth a statement of facts showing that the condition or conditions precedent to the right of the Issuer to so redeem have occurred or been satisfied; and (2) an opinion of counsel to the effect that the Issuer has or will become obligated to pay Additional Amounts and that all governmental approvals necessary for the Issuer to effect the redemption have been obtained and are in full force and effect.

(e) Any redemption pursuant to this Section 3.07 shall be made in accordance with the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08 Mandatory Redemption.

If, as of the Note Proceeds Account Release Date, (i) the Existing Project Finance Obligations are not repaid or purchased by the Issuer in full or (ii) all funds on deposit in the Note Proceeds Account are not released, then the Issuer shall instruct the Collateral Agent to disburse all funds then held on deposit in the Note Proceeds Account to the Trustee and redeem the maximum principal amount of Notes, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date) that may be redeemed with the funds then held on deposit in the Note Proceeds Account, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

Section 3.09 Offers to Purchase.

(a) A Holder may tender all or any portion of its Notes pursuant to an Offer to Purchase; provided that, to the extent any Holder tenders less than all of its Notes, any Note that is not tendered must be for a minimum denomination of $200,000; provided, further, that any portion of a Note tendered pursuant to an Offer to Purchase must be in a multiple of $1,000 principal amount.

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(b) On the Offer Purchase Date, the purchase price specified in the written offer will become due and payable on each Note accepted for purchase pursuant to the Offer to Purchase, and interest on Notes purchased pursuant to such Offer to Purchase will cease to accrue on and after the Offer Purchase Date.

(c) If (i) the Issuer makes an Offer to Purchase for less than all of the outstanding Notes and (ii) Notes in an aggregate principal amount in excess of the purchase amount specified in the written offer are tendered and not withdrawn pursuant to the Offer to Purchase, then the Issuer will purchase Notes having an aggregate principal amount equal to the purchase amount specified on the written offer on a pro rata basis; provided that adjustments shall be made so that only Notes in multiples of $1,000 principal amount will be purchased.

(d) Any Offer to Purchase shall be made by the Issuer in compliance with Rule 14e-1 under the Exchange Act (to the extent applicable) and all other applicable Laws, and the procedures set forth in this Indenture shall be deemed to be modified as necessary to permit such compliance. The Issuer and Guarantors shall additionally obtain all necessary consents and approvals from any Governmental Authority for any required remittance of funds outside of any jurisdiction in connection with any Offer to Purchase.

(e) Notwithstanding anything herein to the contrary, the Issuer shall not be required to make an Offer to Purchase pursuant to the terms of this Indenture if (i) a third party makes an offer to purchase Notes in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to an Offer to Purchase made by the Issuer and such third party purchases all Notes properly tendered and not withdrawn by the Holders thereof under such offer to purchase or (ii) if notice of redemption for all outstanding Notes has been given pursuant to Section 3.07 or 3.08 hereof, unless and until there is a default in payment of the applicable redemption price.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes.

The Issuer will pay or cause to be paid the principal of, premium, if any, and interest on, the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest will be considered paid on the date due if the Paying Agent, if other than the Issuer, holds as of noon Eastern Time on the Business Day before the due date money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest then due.

The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to 2% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency.

The Issuer will maintain an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-registrar) where Notes may be surrendered for registration of transfer or for

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exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03 hereof.

Section 4.03 Reports.

(a) So long as any Notes are outstanding, each Guarantor will furnish to the Holders and the Trustee:

(i) as soon as available and in any event within 60 days after the end of the first three fiscal quarters of each fiscal year of such Guarantor, a copy of the complete unaudited, consolidated statements of income, retained earnings and cash flow of such Guarantor, and the related unaudited, consolidated balance sheet of such Guarantor as at the end of such period, setting forth in each case in comparative form the corresponding figures for the corresponding period in the preceding fiscal year, if any, accompanied by a certificate of an Authorized Officer of such Guarantor, which certificate shall state that said financial statements fairly present the financial condition and results of operations of such Guarantor in accordance with IFRS, consistently applied, as at the end of, and for, such periods (subject to normal year-end audit adjustments); provided that such Guarantor shall be deemed to have provided all such forms, financial statements or reports on the date on which such forms, financial statements or reports are posted (or a link thereto is provided) on an internet site notified in writing by the Issuer to the Holders and the Trustee;

(ii) as soon as available and in any event within 120 days after the end of each fiscal year of such Guarantor, a copy of the complete audited, consolidated statements of income, retained earnings and cash flow of such Guarantor, and the related audited, consolidated balance sheet of such Guarantor as at the end of such year prepared in accordance with IFRS and any related audit letter, setting forth in each case in comparative form the corresponding figures for the preceding fiscal year, and accompanied by an opinion thereon of a firm of independent certified public accountants of recognized international standing; provided that such Guarantor shall be deemed to have provided all such forms, financial statements or reports on the date on which such forms, financial statements or reports are posted (or a link thereto is provided) on an internet site notified in writing by the Issuer to the Holders and the Trustee;

(iii) at the time it furnishes each set of financial statements as described in paragraph (ii) above, a certificate of an Authorized Officer of the Issuer stating that: (i) there has been no (x) notice, demand or other communication given or received by such Guarantor (A) pursuant to or relating to any of the Transaction Documents (including all requests for amendments or waivers) or pursuant to or relating to any Necessary Governmental Approval or (B) to or from any Governmental Authority relating in any way to the Project and (y) annual environmental reports required to be delivered to Petrobras under the Charter Agreements and Services Agreements; in

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each case identifying matters which would reasonably be expected to result in a Material Adverse Effect, or except as detailed in such certificate; and (ii) a review of the activities of the Issuer and each of the Guarantors during the preceding fiscal year has been made under the supervision of the signing Authorized Officer with a view to determining whether the Issuer and each other Project Party has kept, observed, performed and fulfilled its obligations under this Indenture, the Project Documents and the Security Documents, and further stating, as to such Authorized Officer signing such certificate, that to the best of his or her knowledge, the Issuer and each Project Party has kept, observed, performed and fulfilled each and every covenant contained in this Indenture, each Project Document and each Security Document and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture or any Security Document (or, if a Default or Event of Default has occurred, describing in reasonable detail all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer or the relevant Guarantor is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto; and

(iv) promptly after any officer or director of such Guarantor knows or has a reasonable basis to believe that any Default or Event of Default or any material default by any Project Participant under any Project Document has occurred, an Officers’ Certificate describing any such event in detail and, specifying what action if any such Guarantor or, if known by such Guarantor, such Project Participant has taken and/or proposes to take with respect thereto;

(b) Each Guarantor will also, for so long as any Notes remain outstanding, furnish or cause to be furnished to the Trustee the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act; and the Trustee will furnish such information to the Holders, beneficial owners of the Notes and prospective investors upon written request.

Section 4.04 Taxes.

Each of the Issuer and the Guarantors shall duly pay and discharge before they become overdue all material taxes, assessments and other governmental charges or levies imposed by a Governmental Authority upon it or its Property, income or profits; provided that any of the Issuer or the Guarantors may contest in good faith any such tax, assessment, charge, levy, claim or obligation and, in such event, may permit the tax, assessment, charge, levy, claim or obligation to remain unpaid during any period, including appeals, when the Issuer or such Guarantor is in good faith contesting the same by proper proceedings, so long as (i) adequate reserves shall have been established with respect to any such tax, assessment, charge, levy, claim or obligation, accrued interest thereon and potential penalties or other costs relating thereto, or other adequate provision for payment thereof shall have been made, and (ii) such contest would not reasonably be expected to result in a Material Adverse Effect.

Section 4.05 Compliance with Laws.

Each of the Issuer and the Guarantors shall conduct its business, and each Guarantor shall cause its Drilling Rig to be duly operated in compliance with, all requirements of applicable Law, including all Necessary Governmental Approvals, Environmental Laws, the International Safety Management (ISM) Code and the International Ship and Port Facility Security (ISPS) Code, except where any failure to comply would not individually or in the aggregate reasonably be expected to result in a Material Adverse Effect; provided that any of the Issuer or the Guarantors may, at its expense, contest by appropriate proceedings conducted in good faith the validity or application of any such requirement of applicable

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Law, so long as (a) none of the Secured Parties would be subject to any liability for failure to comply therewith and (b) the institution of such proceedings would not reasonably be expected to result in a Material Adverse Effect.

Section 4.06 Stay, Extension and Usury Laws.

Each of the Issuer and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Issuer and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Restricted Payments.

Neither the Issuer nor either Guarantor will, directly or indirectly:

(i) declare or pay any dividend or make any other payment or distribution on account of the Issuer or such Guarantor’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or such Guarantor) or to the direct or indirect holders of the Issuer’s or such Guarantor’s Equity Interests in their capacity as such, other than, in each case, (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer or such Guarantor and (ii) dividends or distributions payable to the Issuer or such Guarantor;

(ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer or such Guarantor) any Equity Interests of the Issuer or such Guarantor or any direct or indirect parent of the Issuer or such Guarantor;

(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Issuer or such Guarantor that is contractually subordinated to the Notes or the Note Guarantees, other than solely with the proceeds from a Permitted Equity Issuance or Permitted Subordinated Indebtedness;

(iv) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Constellation Intercompany Debt, other than solely with (i) the net proceeds of the Notes remaining on deposit in the Note Proceeds Account after the First Note Proceeds Utilization upon satisfaction of all conditions to the occurrence of the Second Notes Proceeds Utilization or (ii) proceeds from a Permitted Equity Issuance or Permitted Subordinated Indebtedness;

(v) pay any indemnity or any other amount under any Second Note Proceeds Intercompany Debt, other than solely with the proceeds from a Permitted Equity Issuance or Permitted Subordinated Indebtedness; or

(vi) make any Investment other than a Permitted Investment;

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(all such payments and other actions set forth in these clauses (i) through (vi) above being collectively referred to as “Restricted Payments”); provided that each Guarantor may make (i) a prepayment on such Guarantor’s Intercompany Issuer Note to the extent necessary to permit the Issuer to redeem, repurchase or make any payment of principal, interest or other amounts due under the Notes permitted under this Indenture (ii) upon the repayment in full of the Existing Project Finance Obligations, the Constellation Receivables Offset Distribution, (iii) upon the satisfaction of all conditions to the occurrence of the Second Note Proceeds Utilization, any Restricted Payment solely with the net proceeds of the Notes remaining on deposit in the Note Proceeds Account after the occurrence of the First Note Proceeds Utilization pursuant to Section 4.24, or (iv) a Distribution in accordance with this Indenture.

Star International will not be entitled to remit funds from the Offshore Distribution Holding Account to either Guarantor’s Offshore Distribution Account on any Distribution Date (a “Distribution”), unless the following conditions are satisfied (such conditions being referred to collectively as the “Distribution Release Conditions”):

(i) no Default shall have occurred and be continuing or would occur from the making of such Distribution;

(ii) a Consolidated Historical Debt Service Coverage Statement for the Semester Date immediately preceding the date of the proposed Distribution has been delivered to the Trustee, which Consolidated Historical Debt Service Coverage Statement shall state that the Consolidated Historical Debt Service Coverage Ratio as of the Semester Date immediately preceding the date of the proposed Distribution for the 12-month period ending on such Semester Date was at least 1.20:1.00;

(iii) each of the Guarantor Collateral Accounts is fully funded;

(iv) at least one scheduled payment of principal under the Notes has been made;

(v) any amounts due on the Notes and deferred as a result of a Deferral Event shall have been fully paid; and

(vi) any amounts that would be part of such Distribution shall have been deposited in the Offshore Distribution Holding Account before the commencement of the Retention Period.

Not later than the date of making a Distribution, the Issuer shall deliver to the Trustee and the Collateral Agent a certificate of an Authorized Officer of the Issuer stating that such Distribution complies, or will comply, with the terms of this Indenture and setting forth in reasonable detail the basis upon which each of the required calculations was computed.

Section 4.08 Additional Amounts.

(a) All payments made by the Issuer with respect to the Notes or by the Guarantors with respect to the Note Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature (collectively, “Taxes”) imposed or levied by or on behalf of the Cayman Islands, Brazil, the British Virgin Islands or any other jurisdiction in which the Issuer or either Guarantor is resident for tax purposes, or any other jurisdiction through which any such payments under the Notes or the Note Guarantees are made, or any political subdivision of any such jurisdiction having power to tax (each, a “Relevant Jurisdiction”) unless the Issuer or the Guarantors are compelled by applicable Law to deduct or withhold such taxes, duties, assessments, or governmental charges.

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(b) If the Issuer or the Guarantors are so required to deduct or withhold or deduct any amounts for or on account of Taxes from any payment made under or with respect to the Notes or the Note Guarantees, as applicable, the Issuer or the Guarantors, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate Governmental Authority and pay such additional amounts (“Additional Amounts”) as may be necessary such that the net amounts received in respect of such payment by such Holder (including Additional Amounts) after such withholding or deduction shall equal the respective amounts of principal, interest or other amounts which such Holder would have received in respect of the Notes or under the Note Guarantees if such Taxes had not been required to be so withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder:

(i) to, or to a third party on behalf of, a Holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note or Note Guarantee by reason of the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such Holder, if such Holder is an estate, a trust, a partnership, a limited liability company or a corporation) and the Relevant Jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, other than the mere holding of the Note or the benefit of the Note Guarantees or enforcement of rights and the receipt of payments with respect to the Note or the Note Guarantees;

(ii) in respect of any Note presented for payment more than 30 days after the Relevant Date, except to the extent that the Holder of such Note would have been entitled to such Additional Amounts on surrender of such Note for payment on or prior to the last day of such period of 30 days;

(iii) where such Additional Amount is imposed on a payment to an individual and is required to be made pursuant to any applicable Law implementing or complying with, or introduced in order to conform to, European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000;

(iv) to, or to a third party on behalf of, a Holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such Holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Relevant Jurisdiction, if (1) compliance is required by the Relevant Jurisdiction, as a precondition to, exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and (2) the Issuer has given the Holders at least 30 days’ notice that Holders will be required to provide such certification, identification or other requirement;

(v) in respect of any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property or similar tax, assessment or governmental charge;

(vi) in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the Note or payments by the Guarantors under the Note Guarantees or is otherwise payable by direct payment by the Issuer or the Guarantors in respect of claims made against the Issuer or the Guarantors under the Financing Documents;

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(vii) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal, premium (if any) or interest on the Notes or any payment by the Guarantors if such tax, assessment or other governmental charge results from the presentation of such Note for payment (in cases in which presentation is required) and the payment can be made without such withholding or deduction by the presentation of such Note for payment to another available paying agent of the Issuer; or

(viii) in respect of any combination of the above.

(c) Notwithstanding anything herein to the contrary, no Additional Amounts shall be paid with respect to any payment on a Note to a Holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment to the extent that payment would be required by the applicable Laws of the Relevant Jurisdiction to be included in the income, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in a limited liability company or a beneficial owner who would not have been entitled to the Additional Amounts had that beneficiary, settlor, member or beneficial owner been the Holder of such Note.

(d) In the event that Additional Amounts actually paid with respect to the Notes or under the Note Guarantees described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the Holder of such Notes or the benefit of the Note Guarantees, and, as a result thereof such Holder is entitled to make claim for a refund or credit of such excess from the Governmental Authority imposing such withholding tax, then such Holder shall, by accepting such Notes and the benefit of such Note Guarantees, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Issuer or the Guarantors, as applicable.

(e) Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 4.08 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(f) The obligations to make payments of Additional Amounts with respect to principal, interest or other amounts payable on the Notes or the Note Guarantees will survive any termination or discharge of this Indenture, payment of the Notes, discharge of the Note Guarantees and/or the resignation or removal of the Trustee, the Collateral Agent or any Agent hereunder.

Section 4.09 Incurrence of Indebtedness and Issuance of Disqualified Stock.

(a) Neither Guarantor will, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness, and neither Guarantor will issue any Disqualified Stock.

(b) The provisions of Section 4.09(a) hereof will not prohibit the incurrence by a Guarantor of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(i) Indebtedness under the Existing Project Finance Obligations;

(ii) Indebtedness under the Financing Documents;

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(iii) Permitted Refinancing Indebtedness;

(iv) Permitted Subordinated Indebtedness;

(v) Indebtedness evidenced by the Intercompany Issuer Note; and

(vi) Constellation Intercompany Debt.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this Section 4.09.

Section 4.10 Dispositions.

(a) Neither Guarantor shall consummate a Disposition unless (1) such Disposition is for Fair Market Value and otherwise permitted under this Indenture, and (2) at least 90% of the consideration therefor received by the applicable Guarantor is in the form of cash, Cash Equivalents or Replacement Assets or any combination thereof. For the purposes of this Section 4.10(a), the assumption by the purchaser of Indebtedness or other obligations (other than Permitted Subordinated Indebtedness) of the applicable Guarantor pursuant to customary arrangements, and instruments or securities received from the purchaser that are promptly, but in any event within 30 days of the closing, converted by the applicable Guarantor to cash, to the extent of the cash actually so received, shall be considered cash received at closing.

(b) Within 360 days after the receipt by a Guarantor of any Net Disposition Proceeds, such Guarantor may apply up to an amount in aggregate equal to such Net Disposition Proceeds to make any capital expenditure or to purchase Replacement Assets (or enter into a binding agreement to make such capital expenditure or to purchase any such Replacement Assets); provided that such capital expenditure or purchase is consummated within the later of (x) 360 days after the receipt of the relevant Net Disposition Proceeds and (y) 180 days after the date of such binding agreement.

(c) Subject to Section 3.09(e), when accumulated Excess Disposition Proceeds equal or exceed $25.0 million, the Issuer shall, within 30 days, make an Offer to Purchase the maximum principal amount of Notes, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable purchase date (subject to the rights Holders on the relevant record date to receive interest due on the relevant interest payment date) that may be purchased with the Excess Disposition Proceeds (any such offer, an “Excess Disposition Offer”), at a purchase price equal to 100% of the principal amount of the Notes to be purchased, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable purchase date. For the avoidance of doubt, upon the completion of any Excess Disposition Offer, Excess Disposition Proceeds will be reset at zero, and any Excess Disposition Proceeds remaining after giving effect to the consummation of such Excess Disposition Offer may be used for any purpose not otherwise prohibited in this Indenture.

Section 4.11 Transactions with Affiliates.

(a) Neither Guarantor will (a) make any Investment in or any payment to, (b) sell, lease, transfer, assign or otherwise dispose of any of their Property to, (c) purchase or acquire Property from, or (d) enter into or make or amend any transaction, contract, agreement, arrangement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of such Guarantor (each, an “Affiliate Transaction”), unless:

(i) the Affiliate Transaction is on terms that are no less favorable to such Guarantor than those that would have been obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of such Guarantor; and

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(ii) prior to an Affiliate Transaction for any transaction amount in excess of $15.0 million, the applicable Guarantor delivers to the Trustee a certificate of an Authorized Officer of such Guarantor stating that such Affiliate Transaction complies with the Indenture;

provided, that the restrictions and conditions set forth in this Section 4.11 shall not apply to any Affiliate Transaction (i) under any Project Document that is effective as of the Issue Date, (ii) under any Financing Document, (iii) entered into in order to consummate the Hopelake Acquisition, (iv) entered into in order to consummate the Issuer Reorganization, (v) entered into in order to consummate the Asset reorganization; (vi) between the Issuer and the Guarantors, (vii) between the Guarantors (including, for the avoidance of doubt, the Bareboat Charter Agreement), (viii) consisting of Constellation Intercompany Debt (or the repayment thereof), or (ix) consisting of Second Note Proceeds Intercompany Debt.

Section 4.12 Liens.

Neither Guarantor will directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any Property now owned or hereafter acquired, except Permitted Liens.

Section 4.13 Limitation on Leases and Sale and Leaseback Transactions.

Neither Guarantor shall enter into any agreement, or be or become liable as lessee under any agreement, for the lease, hire or use of any Property, except for operating leases of Property (which do not constitute Capital Lease Obligations); provided that such Guarantor’s aggregate payment obligations under all such operating leases shall not exceed $5.0 million in any calendar year. Neither Guarantor shall enter into any Sale and Leaseback Transaction.

Section 4.14 Maintenance of Existence; Business Activities.

Each of the Issuer and the Guarantors shall:

(i)	preserve and maintain its legal existence under the applicable Laws of its jurisdiction of organization and all of its material licenses, rights, privileges and franchises necessary for the maintenance of its corporate existence;

(ii)	comply, in all material respects, with its Organizational Documents;

(iii)	in the case of the Guarantors, engage solely in the business of owning, operating and maintaining the Facilities and activities ancillary thereto and any other activity expressly contemplated by the Transaction Documents, and, in the case of the Issuer, engage solely in activities expressly contemplated by the Transaction Documents; and

(iv)

refrain from making any amendments to its Organizational Documents other than those that would not reasonably be expected to (i) result in a Material Adverse Effect or (ii) increase the risk of the Issuer or such Guarantor of being

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consolidated with another Person in the event of a bankruptcy of the Issuer or such Guarantor, including, for the avoidance of doubt, amendments necessary in connection with a merger or consolidation of any of the Issuer or the Guarantors permitted under Article 5 hereof.

Section 4.15 Offer to Repurchase Upon Change of Control.

Subject to Section 3.09(e), not later than 30 days following a Change of Control that results in a Rating Decline, the Issuer shall make an Offer to Purchase all, but not less than all, of the Notes at a purchase price equal to 101% of the outstanding principal amount of the Notes to be purchased, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable purchase date (subject to the rights of the Holders on the relevant record date to receive interest due on the relevant interest payment date) (any such offer, a “Change of Control Offer”). Such Change of Control Offer may be made in advance of a Change of Control and conditioned upon the consummation of such Change of Control; provided that a definitive agreement is in place for such Change of Control at the time such Offer to Purchase is made. The Issuer shall mail or cause to be mailed notice of a Change of Control Offer in accordance with Section 3.03 hereof.

If the Offer Purchase Date for any Change of Control Offer is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Holder in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Change of Control Offer.

Section 4.16 Inspection.

(a) Each Guarantor shall permit, and cause the Operating Company to permit, at the expense of such Guarantor, representatives of the Trustee, the Insurance Advisor and the Independent Engineer, with reasonable advance notice, during normal business hours and at such intervals as such Person shall desire, to visit and inspect its Drilling Rigs, to examine, copy and make extracts from its (and the Operating Company’s) books and records, to inspect its Properties, and to discuss its business and affairs with its (and the Operating Company’s) officers and engineers, all to the extent reasonably requested by the Trustee, the Insurance Advisor or the Independent Engineer, provided, however, that such visits and inspections shall be subject to availability of transportation and, if required, approval by Petrobras. Each Guarantor will assist the officers and designated representatives of the Trustee, the Insurance Advisor and the Independent Engineer in its communications with such Guarantor’s independent auditors (whose fees and expenses shall be for the account of such Guarantor) regarding such Guarantor’s accounts and operations; provided, however, that upon the occurrence of a Default or an Event of Default and its continuance, the officers and designated representatives of the Trustee, the Insurance Advisor and the Independent Engineer shall be entitled to communicate directly with each Guarantor’s independent auditors (whose fees and expenses shall be for the account of such Guarantor), it being understood that representatives of the applicable Guarantor will participate in any such direct communication, at any reasonable time and upon prior written notice to the Guarantor, regarding such Guarantor’s accounts and operations.

(b) Each Guarantor shall permit, and cause the Operating Company to permit, the Trustee, the Independent Engineer and the Insurance Advisor to review (i) any quality control data and (ii) any other data relating to the Project as may be reasonably requested by the Trustee, the Independent Engineer or the Insurance Advisor, as the case may be.

(c) For the avoidance of doubt, so long as no Event of Default shall have occurred and be continuing, (i) inspections and visits at the expense of a Guarantor shall be limited to one inspection or

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visit each year by the Insurance Advisor and the Independent Engineer and (ii) the Guarantors shall not be responsible for the cost of travel accommodations or travel costs other than travel to the nearest port city and to the Facilities and reasonable accommodations on the Facilities and in such port city.

Section 4.17 Governmental Approvals.

Each Guarantor shall from time to time obtain and maintain, or cause to be obtained and maintained, each Necessary Governmental Approval as shall now or hereafter be required under applicable Laws, except if (a) the inability to obtain, or the rescission, termination, modification or suspension of such Necessary Governmental Approval is being contested by appropriate proceedings in accordance with this Indenture, and (b) the failure to obtain or maintain such Necessary Governmental Approval or any such proceedings would not reasonably be expected to result in a Material Adverse Effect.

Section 4.18 Insurance.

To the extent available to each Guarantor on commercially reasonable terms, and to the extent permitted by applicable Law, such Guarantor shall maintain or cause to be maintained in full force and effect, with financially sound insurers of international standing, insurance coverage for the Project in relation to its operations and Property in accordance with Good Practices, including:

(a) hull and machinery insurance and increased value insurance, with a combined policy limit equal to 100% of the aggregate outstanding principal under the Notes;

(b) war risks insurance, with a combined policy limit equal to the aggregate outstanding principal under the Notes; and

(c) protection and indemnity insurance, with a policy limit equal to $150.0 million in respect of each Drilling Rig.

Such insurance shall (i) name such Guarantor as named insured and loss payee, and (ii) note the interest of the Collateral Agent thereon as a mortgagee and loss payee (other than under third-party liability insurance policies) for its rights and interests. The Guarantors shall cause all Insurance Proceeds to be applied in accordance with the terms of this Indenture.

Section 4.19 Application of Net Available Amounts from Events of Loss.

(a) If an Event of Loss shall occur, each Guarantor may apply any Net Available Amount received by it as a result of such Event of Loss to Restore (or reimburse the Sponsor for the costs of Restoration of) the Affected Property without any obligation of the Issuer to make a purchase of Notes pursuant to this Indenture; provided that if in respect of such Event of Loss (x) the Affected Property constitutes the entirety or any portion of either Drilling Rig (“Affected Drilling Rig Property”) and (y) the Net Available Amount in respect of such Event of Loss is equal to or greater than $35.0 million, then the applicable Guarantor may not apply such Net Available Amount to Restore (or reimburse the Sponsor for the costs of Restoration of) the Affected Drilling Rig Property unless, for any such Event of Loss, the applicable Guarantor delivers to the Collateral Agent and Trustee within 120 days of the occurrence of such Event of Loss a certificate of an Authorized Officer of the applicable Guarantor and a written verification from the Independent Engineer, each stating that the aggregate of all Net Available Amounts, funds on deposit in the Guarantor Collateral Accounts, binding equity commitments with respect to funds, anticipated Insurance Proceeds and any available proceeds from Permitted Subordinated Indebtedness or a Permitted Equity Issuance are sufficient to (x) Restore the Affected Drilling Rig Property or reimburse the Sponsor for the costs of Restoration thereof, as the case may be, and (y) pay scheduled principal and interest on the Notes during the period of such Restoration.

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(b) Subject to Section 3.09(e), when accumulated Excess Loss Proceeds equal or exceed $35.0 million, the Issuer shall, within 30 days, make an Offer to Purchase the maximum principal amount of Notes, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable purchase date (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date) that may be purchased with the Excess Loss Proceeds (any such Offer to Purchase, an “Excess Loss Offer”), at a purchase price equal to 100% of the principal amount of the Notes to be purchased, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable purchase date. For the avoidance of doubt, upon completion of any Excess Loss Offer, the amount of Excess Loss Proceeds will be reset at zero, and any Excess Loss Proceeds remaining after giving effect to the consummation of such Excess Loss Offer may be used for any purpose not otherwise prohibited in this Indenture.

Section 4.20 Project Maintenance.

(a) Each Guarantor shall maintain and preserve its Drilling Rig and all of its other Properties necessary or useful in the proper conduct of its business in good working order and in such condition that its Drilling Rig will have the capacity and functional ability to perform, on a continuing basis (ordinary wear and tear excepted), in normal commercial operation, in each case, pursuant to the Charter Agreement and the Services Agreement to which such Guarantor is a party, unless such failure to so maintain and preserve such Drilling Rig and other Properties would not reasonably be expected to result in a Material Adverse Effect.

(b) Each Guarantor shall cause its Drilling Rig to be operated, serviced, maintained and repaired so that the condition and operating efficiency thereof will be maintained and preserved (ordinary wear and tear excepted) in all material respects in accordance and compliance with (i) Good Practices, (ii) such operating standards as shall be required to enforce any material warranty claims against dealers, manufacturers, vendors, contractors, and sub-contractors, (iii) the terms and conditions of all insurance policies maintained with respect to such Drilling Rig at any time and (iv) the terms of the Charter Agreement and the Services Agreement to which such Guarantor is a party, in each case, unless the failure to perform any such action would not reasonably be expected to result in a Material Adverse Effect.

(c) Neither Guarantor shall, in any material respect, alter, remodel, add to, remove, reconstruct, improve or demolish any material part of its Drilling Rig, except if any such alteration, remodeling, addition, removal, reconstruction, improvement or demolition (i) would not reasonably be expected to result in a Material Adverse Effect and (ii) such Guarantor obtains written verification by the Independent Engineer that such alteration, remodeling, addition, removal, reconstruction, improvement or demolition would not reasonably be expected to result in a material adverse effect on the performance of such Guarantor’s or the Operating Company’s obligations under any Charter Agreement and the Services Agreement to which such Guarantor is a party, provided that such verification need not be obtained if such alteration, remodeling, addition, removal, reconstruction, improvement or demolition arises solely in connection with an Event of Loss or Disposition permitted under this Indenture or as a result of a request from Petrobras in accordance with the terms of the relevant Charter Agreement.

(d) Neither Guarantor shall, directly or indirectly, make or commit to make any expenditure in respect of the purchase or other acquisition of fixed or capital Property, other than (i) expenditures reasonably required in connection with the Project, (ii) expenditures of any Net Available

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Amount applied to the Restoration of any Affected Property in accordance with Section 4.19 hereof, (iii) expenditures of Net Disposition Proceeds applied to the purchase any Property, including Replacement Assets, in accordance with Section 4.10 hereof, or (iv) expenditures funded solely with the proceeds of a Permitted Equity Issuance or Permitted Subordinated Indebtedness, unless such Guarantor shall deliver to the Trustee a certificate of an Authorized Officer of such Guarantor describing in reasonable detail such expenditure and stating that such expenditure would not reasonably be expected to result in a Material Adverse Effect.

Section 4.21 Performance of Project Documents.

(a) Each Guarantor shall perform and observe, in all material respects, all of its covenants and agreements contained in any of the Project Documents to which it is or becomes a party, and shall take all necessary action to prevent the termination of any of the Project Documents in accordance with the terms thereof or otherwise (other than by virtue of the scheduled expiration in the ordinary course of such Project Document in accordance with its terms), unless (i) such Guarantor obtains a Ratings Affirmation in connection with such failure to perform and observe or such termination or (ii) such Guarantor shall deliver to the Trustee (A) a certificate of an Authorized Officer of such Guarantor describing in reasonable detail such failure to perform and observe or such termination and stating that such failure to perform and observe or such termination would not reasonably be expected to result in a Material Adverse Effect (under items (i), (ii) and (iv) of the definition of “Material Adverse Effect”) and (B) solely in the case of a failure to comply with or observe, in all material respects, any covenants and agreements contained in the relevant Project Document, written verification by the Independent Engineer that such failure to perform and observe would not reasonably be expected to result in a material adverse effect on the viability of the Project.

(b) Each Guarantor shall instruct all Project Participants to make all payments payable to such Guarantor to the Offshore Accounts Bank for deposit in the applicable Guarantor Collateral Accounts in accordance with the Guarantor Accounts Agreement.

Section 4.22 Amendment of Project Documents and Additional Project Documents.

(a) Neither Guarantor shall (i) subject to the provisions of Section 4.22(b), amend, supplement, modify in any material respect or give any consent to or waiver of any material matter under any Project Document or (ii) except as required or otherwise permitted by the Financing Documents and this Indenture, enter into any Additional Project Document, unless in either case such Guarantor shall deliver to the Trustee (x) a certificate of an Authorized Officer of such Guarantor describing in reasonable detail the relevant action and stating that such action would not reasonably be expected to result in a Material Adverse Effect and (y) written verification by the Independent Engineer that such action would not reasonably be expected to result in a material adverse effect on the viability of the Project.

(b) Notwithstanding the foregoing, the Guarantors shall, promptly upon the repayment in full of the Existing Project Financing Obligations: (i) amend the Bareboat Charter Agreement solely to provide that payments by Star International to Alaskan Star Ltd. thereunder will be made upon the application of funds paid by Petrobras under the Alaskan Star Charter Agreement pursuant to the terms of the Guarantor Accounts Agreement; and (ii) amend the Constellation Management Agreement solely to (A) provide that the services provided by Constellation Services to Alaskan Star Ltd. pursuant to the terms set forth therein be also provided to Star International with respect to the Atlantic Star Charter Agreement and (B) extend the term of the Constellation Management Agreement until the payment in full of all Obligations under the Notes.

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Section 4.23 Certain Agreements.

Neither Guarantor shall enter into any agreement or undertaking other than the Transaction Documents or as otherwise permitted pursuant to the terms of this Indenture, restricting, or purporting to restrict, in any material respect, the ability of either Guarantor to comply with the terms of this Indenture or to amend this Indenture or any other Financing Document.

Section 4.24 Use of Proceeds.

Each Guarantor shall use the proceeds of the Intercompany Issuer Note solely (i) to pay the Existing Project Finance Obligations, (ii) to pay any Project Costs in accordance with the Transaction Documents, (iii) for general corporate purposes of the Guarantors, which shall include the repayment in full of any Constellation Intercompany Debt and may include making distributions or loans to Constellation or any of its Affiliates (including for purposes of effecting the Hopelake Acquisition) and (iv) to fund the Offshore Debt Service Reserve Account pursuant to the terms of this Indenture and the Guarantor Accounts Agreement.

Section 4.25 Subsidiaries.

Neither Guarantor shall own any Subsidiary other than the Issuer.

Section 4.26 Transfers of Equity Interests.

Neither Guarantor shall (a) permit or consent to the transfer (by assignment, sale or otherwise) of any of its Equity Interests, or (b) issue any new Equity Interests; provided, that either Guarantor may permit or consent to the assignment, sale or transfer of its Equity Interests or to the issuance of new Equity Interests (each a “Transfer”) if such Transfer is consummated in compliance with the terms of this Indenture and each of the following conditions:

(i)	after giving effect to any such Transfer, no Change of Control shall have occurred;

(ii)	such Transfer shall be made expressly subject to the granting of a Lien in favor of the Collateral Agent on the Equity Interests so being transferred, and any Person that owns any Equity Interest in either Guarantor as a result of such Transfer shall, simultaneously with such Transfer, sign a pledge agreement substantially identical to the Pledge Agreements and otherwise in form, scope and substance satisfactory to the Trustee (acting upon the instructions of the Majority Holders); and

(iii)	such Person referred to in paragraph (2) above shall, simultaneously with such Transfer, execute and deliver to the Collateral Agent such financing statements and other documents and instruments necessary or as the Collateral Agent may reasonably request in order to evidence, secure, and perfect the Collateral Agent’s security interest in and Lien on such Equity Interests.

For the avoidance of doubt, this limitation shall not restrict the Hopelake Acquisition, the Issuer Reorganization or the ability of either Guarantor to enter into a Pledge Agreement or any other pledge agreement with respect to any Equity Interests of such Guarantor with the Collateral Agent.

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Section 4.27 Accounting and Financial Management.

Each of the Issuer and the Guarantors shall (a) maintain adequate management information and cost control systems and (b) maintain a system of accounting in which full and correct entries shall be made of all financial transactions and the assets and business of such Person in accordance with IFRS. In the event that any of the Issuer or the Guarantors replaces its existing auditors for any reason, such Person shall appoint and maintain as auditors another firm of independent public accountants, which firm shall be internationally recognized.

Section 4.28 Guarantor Prepayments.

In connection with any redemption or Offer to Purchase required or permitted pursuant to Article 3 hereof, the applicable Guarantor shall make a prepayment on its respective Intercompany Issuer Note to the extent necessary to allow the Issuer to (and the Issuer shall) consummate such redemption or Offer to Purchase, as the case may be, in accordance with Article 3 hereof.

Section 4.29 Ranking.

The Issuer shall ensure that the Notes will at all times be general, direct, unsubordinated and unconditional obligations of the Issuer that rank pari passu at all times in terms of priority for payment with all of its other unsubordinated obligations whether now or hereafter outstanding, subject to any mandatory preferences under applicable Law.

Section 4.30 Limitations and Restrictions on the Issuer.

(a) The Issuer shall not engage in any business or enter into, or be a party to, any transaction or agreement except:

(i) the issuance, sale, redemption, repurchase, or defeasance of the Notes and activities incidentally related thereto;

(ii) the Intercompany Issuer Note;

(iii) as required by applicable Law; and

(iv) an agreement entered into by the Issuer in connection with the opening of a bank account with a bank to be selected by the Issuer (such account, the “Pay-in Account”) into which no more than $50,000 shall be deposited for the sole purpose of the payment by Constellation for the issued and outstanding Capital Stock of the Issuer; it being understood that the proceeds deposited in the Pay-in Account may be used at the discretion of the Issuer solely to pay expenses of the Issuer.

(b) The Issuer shall not acquire or own any Subsidiaries or other assets or Properties, except (1) Permitted Investments pursuant to the terms of this Indenture, (2) any assets related to Intercompany Issuer Note, (3) the Notes, and (4) other non-material assets and properties, including the Pay-In Account and the amounts deposited therein, which shall not exceed $50,000.

(c) The Issuer shall not incur any Indebtedness (other than the Notes) or issue any Disqualified Stock.

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(d) The Issuer shall not create, assume, incur or suffer to exist any Lien upon any Property whatsoever, except for Permitted Liens.

(e) The Issuer shall not (1) enter into any merger into or consolidation, amalgamation, joint venture, or other form of combination with any other Person (whether or not the Issuer is the surviving corporation) or (2) sell, lease, sublet, convey or otherwise dispose of (or permit or consent to the sale, lease, sublet, conveyance or other disposition of) any of its Property, in one or more related transactions, to any Person, other than, in each case, (i) sales or other dispositions of Permitted Investments prior to the Stated Maturity thereof, (ii) Restricted Payments permitted under Section 4.07 hereof, (iii) other payments permitted under or contemplated by the Financing Documents, (iv) waivers or amendments to contracts or other rights as permitted under this Indenture, and (v) redemptions or repurchases of the Notes in accordance with Article 3 hereof.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger or Consolidation, Sale of Property, and Dispositions; Purchase of Property.

(a) Neither Guarantor will, directly or indirectly: (i) merge into or consolidate with any other Person (whether or not such Guarantor is the surviving corporation) or change its form of organization as a limited liability company organized under the laws of the British Virgin Islands or the Cayman Islands, as applicable, (ii) sell, lease, sublet (or, with respect to the Drilling Rigs, consent to Petrobras subletting), convey or otherwise dispose of (or permit or consent to the sale, lease, sublet, conveyance or other disposition of) all or substantially all of its Property, in each case, in one or more related transactions, to any Person or (iii) make any other Disposition, other than:

(i) chartering and servicing of the Drilling Rigs pursuant to the Charter Agreements and/or the Services Agreements (and any other chartering or servicing thereof), in each case subject to the terms of this Indenture;

(ii) sales or other dispositions of Permitted Investments;

(iii) Restricted Payments permitted under Section 4.07 hereof;

(iv) other payments permitted under or contemplated by the Financing Documents;

(v) sales or exchanges entered into with Affiliates of such Guarantor of spare parts or consumables for the Drilling Rig of such Guarantor permitted under Section 4.11 hereof;

(vi) sales or other dispositions of Obsolete Assets; provided that, if the amount of all such sales or other dispositions of Obsolete Assets by any Guarantor during any fiscal year exceeds U.S.$10.0 million, such Guarantor shall deliver to the Trustee a certificate of an Authorized Officer of such Guarantor stating that such sale of Obsolete Assets complies with the terms of this Indenture; and

(vii) transfers or other dispositions of the Transferred Assets in order to effect the Asset Reorganization.

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(b) Neither Guarantor shall purchase or acquire any Property other than (i) Property which is reasonably required in connection with the Project and (ii) cash or Permitted Investments.

Section 5.02 Issuer Reorganization.

Notwithstanding anything to the contrary in this Indenture, the Issuer, the Guarantors and the Sponsor will be permitted to consummate the Issuer Reorganization; provided that, on the date of the conclusion of the Issuer Reorganization, each of the Issuer and the Guarantors shall have delivered to the Trustee a certificate of an Authorized Officer stating that the Issuer Reorganization could not reasonably be expected to result in a Material Adverse Effect and the Issuer shall have provided the Trustee with:

(a) legal opinions from external British Virgin Islands counsel to the Issuer to the effect that:

(i) there is no income or other tax of the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the Issuer or the Guarantors pursuant to the documents giving effect to the Issuer Reorganization;

(ii) to the extent governed by the British Virgin Islands law, the documentation giving effect to the Issuer Reorganization is valid, binding and effective (subject to standard legal opinion assumptions and qualifications and closing conditions set forth in the relevant documentation);

(iii) if the Issuer Reorganization is carried out in accordance with the documentation referred to in clause (ii), all Liens on the Collateral created under the Issuer Share Pledge Agreement will continue to be valid and effective;

(iv) the Issuer Reorganization does not contravene any applicable Law and will not result in the creation of any Lien on any Properties of the Project Parties (other than a continuing Lien on the Issuer’s shares pursuant to the terms of the Issuer Share Pledge Agreement); and

(v) neither the Sponsor nor its creditors will have any right to payment from or other recourse to the Issuer and the Guarantors pursuant to the documents giving effect to the Issuer Reorganization; and

(b) legal opinions from external Cayman Islands counsel to the Issuer to the effect that:

(i) there are no material adverse tax consequences to the Issuer or to the Guarantors in the Cayman Islands, nor adverse effects on the effectiveness of the Project Documents or the Financing Documents, resulting from the Issuer Reorganization;

(ii) the documentation giving effect to the Issuer Reorganization is valid, binding and effective (if applicable, subject to closing conditions set forth in such documentation) in accordance with its terms;

(iii) if the Issuer Reorganization is carried out in accordance with the documentation referred to in clause (ii), all Liens on the Collateral created under Cayman Islands law will continue to be valid and enforceable; and

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(iv) neither the Sponsor nor its creditors will have any right to payment from or other recourse to the Issuer and the Guarantors pursuant to the documents giving effect to the Issuer Reorganization.

Section 5.03 Asset Reorganization.

Notwithstanding anything to the contrary in this Indenture, the Issuer, the Guarantors and any Affiliate thereof will at all times be permitted to consummate, and take all necessary action in connection with, the Asset Reorganization; provided that, on the date of the conclusion of the Asset Reorganization, each of the Issuer and the Guarantors shall have delivered to the Trustee a certificate of an Authorized Officer stating that the Asset Reorganization could not reasonably be expected to result in a Material Adverse Effect and the Issuer shall have provided the Trustee with legal opinions from external Cayman Islands counsel to the Issuer to the effect that:

(a) there is no income or other tax of the Cayman Islands imposed by withholding or otherwise on any payment to be made to or by Star International pursuant to the documents giving effect to the Asset Reorganization;

(b) there are no material adverse effects on the effectiveness of the Project Documents or the Financing Documents resulting from the Asset Reorganization.

(c) the documentation giving effect to the Asset Reorganization is valid, binding and effective (if applicable, subject to closing conditions set forth in such documentation) in accordance with its terms;

(d) if the Asset Reorganization is carried out in accordance with the documentation referred to in clause (b), all Liens on the Collateral created under Cayman Islands law will continue to be valid and enforceable;

(e) the Asset Reorganization does not contravene any applicable Law (including any applicable fraudulent or preferential transfer or insolvency law) and will not result in the creation of any Lien on any of the Property of Star International other than the Transferred Assets; and

(f) if the Asset Reorganization is carried out in accordance with the documentation referred to in clause (ii), (A) none of the Persons acting as transferees in connection with the Asset Reorganization (collectively, the “Transferee Persons”) or their creditors will have any recourse or right of chargeback to Star International with respect to the Transferred Assets held by it for losses thereon experienced by it; (B) each Transferee Person will bear all risk of loss due to the Transferred Assets; and (C) Star International has no obligation or right to repurchase any Transferred Assets.

Section 5.04 Hopelake Acquisition.

Notwithstanding anything to the contrary in this Indenture, the Issuer, the Guarantors and the Sponsor will at all times be permitted to consummate, and take all necessary action in connection with, the Hopelake Acquisition; provided that, on the date of the conclusion of the Hopelake Acquisition, each of the Issuer and the Guarantors shall have delivered to the Trustee a certificate of an Authorized Officer stating that the Hopelake Acquisition could not reasonably be expected to result in a Material Adverse Effect and the Issuer shall have provided the Trustee with:

(a) legal opinions from external British Virgin Islands counsel to the Issuer to the effect that:

(i) there is no income or other tax of the British Virgin Islands imposed by withholding or otherwise on any payment to be made to or by the Issuer or the Guarantors pursuant to the documents giving effect to the Hopelake Acquisition;

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(ii) Hopelake is duly organized and validly existing and in good standing under the laws of the British Virgin Islands and has full power and authority to execute, deliver and perform its obligations under any Financing Documents to which it is or becomes a party;

(iii) the documentation giving effect to the Hopelake Acquisition is valid, binding and effective (if applicable, subject to standard legal opinion assumptions and qualifications and closing conditions set forth in the relevant documentation);

(iv) if the Hopelake Acquisition is carried out in accordance with the documentation referred to in clause (iii), all Liens on the Collateral created under the Alaskan Star Share Pledge Agreement will continue to be valid and effective; and

(v) the Hopelake Acquisition does not contravene any applicable Law and will not result in the creation of any Lien on any of the Property of either of the Guarantors (other than a continuing Lien on the shares of Alaskan Star Ltd. pursuant to the terms of the Alaskan Star Share Pledge Agreement); and

(b) legal opinions from external Cayman Islands counsel to the Issuer to the effect that:

(i) there are no material adverse tax consequences to the Issuer and the Guarantors in the Cayman Islands, nor adverse effects on the effectiveness of the Project Documents or the Financing Documents governed by the laws of the Cayman Islands, resulting from the Hopelake Acquisition;

(ii) the documentation giving effect to the Hopelake Acquisition is valid, binding and effective (if applicable, subject to standard legal opinion assumptions and qualifications and closing conditions set forth in the relevant documentation);

(iii) if the Hopelake Acquisition is carried out in accordance with the documentation referred to in clause (ii), all Liens on the Collateral created under the Atlantic Star Share Pledge Agreement will continue to be valid and enforceable; and

(iv) the Hopelake Acquisition does not contravene any applicable Law and will not result in the creation of any Lien on any of the Property of either of the Guarantors (other than a continuing Lien on the shares of Star International pursuant to the terms of the Atlantic Star Share Pledge Agreement).

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default.

Each of the following is an “Event of Default”:

(i) the Issuer shall default for 30 days in the payment when due of interest on the Notes;

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(ii) the Issuer shall default in the payment when due (at maturity, upon acceleration or redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(iii) the Issuer or either Guarantor shall default in the payment when due of any principal of or interest on any of its Indebtedness (other than the Notes) in the aggregate amount of at least $25.0 million beyond any period of grace specified therein, or any event specified in any note, agreement, indenture or other document evidencing or relating to any such Indebtedness (other than the Notes) in the aggregate amount of at least $25.0 million shall occur and continue if the effect of the occurrence and continuance of such event is to cause such Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to the Stated Maturity of such Indebtedness and such acceleration is not rescinded or annulled within five Business Days;

(iv) failure by the Issuer or the Guarantors to comply with or perform any other agreement or covenant contained in this Indenture or in any other Financing Document and such failure shall continue unremedied for 60 days after notice to the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class;

(v) the Issuer, the Guarantors or the Operating Company shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its Property, (ii) make a general assignment for the benefit of its creditors or (iii) commence a voluntary case under or file a petition to take advantage of any Bankruptcy Law (as now or hereafter in effect); provided that no such event shall constitute an Event of Default in respect of the Operating Company to the extent that the Operating Company is replaced by a Replacement Project Participant in accordance with the terms of this Indenture within (1) 45 days in respect of a Operating Company that is an Affiliate of the Sponsor or (2) 90 days in respect of a Operating Company that is not an Affiliate of the Sponsor, of the occurrence of such event;

(vi) a proceeding or case shall be commenced, without the application or consent of the Issuer, either Guarantor or the Operating Company in any court of competent jurisdiction, seeking (a) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (b) the appointment of a trustee, receiver, custodian, liquidator or the like of such Person or of all or any substantial part of its Property or (c) similar relief in respect of the Issuer, either Guarantor, the Operating Company under any Bankruptcy Law, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days; or an order for relief against the Issuer, either Guarantor or, the Operating Company shall be entered and continue unstayed and in effect, for a period of 60 or more days in an involuntary case under any Bankruptcy Law; provided that no such event shall constitute an Event of Default in respect of the Operating Company to the extent that the Operating Company is replaced by a Replacement Project Participant in accordance with the terms of this Indenture within (1) 45 days in respect of a Operating Company that is an Affiliate of the Sponsor or (2) 90 days in respect of a Operating Company that is not an Affiliate of the Sponsor, of the occurrence of such event;

(vii) a final judgment or judgments for the payment of money in excess of (x) $10.0 million in the case of any one judgment, or (y) $25.0 million in the aggregate, shall be rendered by one or more courts, administrative tribunals or other bodies having jurisdiction against the Issuer or the Guarantors, and the same shall not be discharged (or provision shall not be made for

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such discharge), or a stay of execution thereof shall not be procured, within 60 days from the date of entry thereof and the Issuer or either Guarantor, as the case may be, shall not, within such 60-day period, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal

(viii) any of the Secured Parties shall cease to have a first priority, perfected Lien on any Collateral to the extent required by the Security Documents, subject to Permitted Liens;

(ix) any Services Agreement or Charter Agreement (a) shall be terminated (other than by virtue of the scheduled expiration in the ordinary course of such Project Document in accordance with its terms), (b) shall at any time for any reason cease to be valid and binding or (c) shall be declared to be null and void by any Governmental Authority; provided that no Event of Default shall occur if (1) any such Project Document is replaced within 90 days of such termination, cessation or declaration with a valid and binding replacement Project Document on terms not materially less favorable (taken as a whole) to the relevant Guarantor than the agreement being replaced with or among (x) the same parties or (y) a Replacement Project Participant or (2) a Ratings Affirmation shall have been obtained;

(x) either Guarantor shall have actually abandoned the Project;

(xi) an Expropriation Event shall have occurred; provided that, with respect to an Expropriation Event related to the Facilities, it shall only be an Event of Default if the Facilities shall not have been released or such Expropriation Event shall not have been rescinded within a period of 60 days after such Expropriation Event (or lesser period if such Guarantor shall not at all times during such period of 60 days be acting diligently to contest, discharge, settle or secure the same); provided that such 60-day period shall be extended for an additional 90 days if during such additional 90-day period (A) the Project Documents are in full force and effect, (B) funds are being deposited in the Guarantor Collateral Accounts in accordance with Section 4.21(b) hereof and (C) the Issuer and the Guarantors are meeting their payment obligations on the Notes or the Note Guarantees when due; or

(xii) the Note Guarantee of either Guarantor ceases to be in full force and effect, other than in accordance with the terms of this Indenture, or either Guarantor denies or disaffirms in writing its obligations under its Note Guarantee.

For the avoidance of doubt, a failure to make a funding of Guarantor Collateral Accounts in accordance with the Guarantor Accounts Agreement (other than the failure to timely make such initial funding of the Offshore O&M Service Reserve Account and the Offshore Debt Service Reserve Account) shall not by itself be an Event of Default hereunder if it is the result of insufficient funds being available for such funding in such Guarantor Collateral Accounts.

Section 6.02 Acceleration.

If an Event of Default, other than an Event of Default specified in clause (v) or (vi) of Section 6.01 hereof, occurs and is continuing under this Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Issuer (and to the Trustee if the notice is given by the Holders of the Notes) may, and the Trustee at the written request of such Holders shall, declare all the Notes to be due and payable immediately, including all unpaid principal and accrued and unpaid interest, if any, thereon.

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Upon any such declaration, the Notes shall become automatically due and payable immediately. Upon an Event of Default specified in clause (v) or (vi) of Section 6.01 hereof, all Notes then outstanding will become due and payable immediately, including all unpaid principal and accrued and unpaid interest, if any, thereon, without further action or notice on the part of the Trustee or any Holder.

The Majority Holders by written notice to the Issuer and to the Trustee may, on behalf of all of the Holders, rescind and annul a declaration of acceleration and its consequences if:

(i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by the declaration of acceleration, have been cured or waived; and

(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03 Notice of Event of Default; Other Remedies.

If any Event of Default occurs and is continuing and is known to a responsible officer of the Trustee, the Trustee will send notice of the Event of Default to each Holder within 90 days after it occurs, unless the Event of Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the Trustee in good faith determine that withholding the notice is in the interest of the Holders.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by Law.

Section 6.04 Waiver of Past Defaults.

Except as otherwise provided in this Indenture, the Majority Holders by written notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.05 Control by Majority.

The Majority Holders may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with applicable Law or this Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of other Holders not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from Holders.

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Section 6.06 Limitation on Suits.

A Holder may not institute any proceeding, judicial or otherwise, with respect to this Indenture or the Notes, or for the appointment of a receiver or Trustee, or for any other remedy under this Indenture or the Notes, unless:

(i) such Holder has previously given to the Trustee written notice of a continuing Event of Default;

(ii) Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class have made written request to the Trustee to institute proceedings in respect of the Event of Default in its own name as Trustee under this Indenture;

(iii) such Holder or Holders offer and, if requested, provide to the Trustee indemnity or security reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

(iv) the Trustee within 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(v) during such 60-day period, the Majority Holders have not given the Trustee a direction that is inconsistent with such written request.

Notwithstanding anything to the contrary herein, the right of a Holder to receive payment of principal of or interest on its Note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that Holder.

Section 6.07 Rights of Holders to Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder; provided that a Holder shall not have the right to institute any such suit for the enforcement of payment if and to the extent that the institution or prosecution thereof or the entry of judgment therein would, under applicable Law, result in the surrender, impairment, waiver or loss of the Lien of this Indenture upon any Property subject to such Lien.

Section 6.08 Collection Suit by Trustee.

If an Event of Default specified in Section 6.01(i) or (ii) hereof occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

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Section 6.09 Trustee May File Proofs of Claim.

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, the Collateral Agent and their respective agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof and the Collateral Agent under Section 10.11 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, the Collateral Agent and their respective agents and counsel, and any other amounts due the Trustee under Section 7.06 hereof and the Collateral Agent under Section 10.11 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities.

If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

First: to the Trustee, the Collateral Agent and the Offshore Accounts Bank and their respective agents and attorneys for amounts due under Section 7.06 and Section 10.11 hereof, or Section 10.10 of the Guarantor Accounts Agreement or Section 9.9 of the Issuer Accounts Agreement, as applicable, including payment of all compensation, reasonable expenses and liabilities incurred, and all advances made, by the Trustee and the Collateral Agent and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest, respectively; and

Third: to the Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to the Holders pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its

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discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 hereof, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(i) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of gross negligence or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the form requirements of this Indenture and may rely on the advice of counsel to determine such conformance.

(c) The Trustee may not be relieved from liabilities for its own grossly negligent action or failure to act, or its own willful misconduct, except that:

(i) this paragraph does not limit the effect of paragraph (b) of this Section 7.01;

(ii) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii) the Trustee will not be liable with respect to any action it takes or omits to take in accordance with a direction received by it pursuant to Section 6.05 hereof.

(d) Whether or not therein expressly so provided, every provision of this Indenture and the Financing Documents that in any way relates to the Trustee is subject to paragraphs (a), (b), and (c) of this Section 7.01.

(e) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

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(f) Neither the Trustee nor any Agent shall incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond their control (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

Section 7.02 Rights of Trustee.

(a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel. The Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Authorized Officer of the Issuer.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security satisfactory to it against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction. In no event shall the Trustee be obligated to expend or risk its own funds or incur any liabilities in the performance of its duties hereunder.

(g) In no event shall the Trustee be responsible or liable for any special indirect or consequential loss or damage of any kind whatsoever (including but not limited to, loss of profit), irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

Section 7.03 Individual Rights of Trustee.

Each of the Trustee and the Collateral Agent in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer, the Guarantors or any Affiliate of the Issuer with the same rights it would have if it were not Trustee or the Collateral Agent, as the case may be. However, in the event that the Trustee or the Collateral Agent acquires any conflicting interest it must eliminate such conflict within 90 days or resign. Any Agent may do the same with like rights and duties. Each of the Trustee and the Collateral Agent is also subject to Sections 7.09 and 7.10 hereof.

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Section 7.04 Trustee’s Disclaimer.

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults.

If a Default or Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee will mail to Holders of Notes a notice of the Default or Event of Default within 90 days after it occurs (or promptly after its discovery if such discovery occurs 90 days after the Default or Event of Default). Except in the case of a Default or Event of Default in payment of principal of, premium, if any or interest on, any Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the Notes.

Section 7.06 Compensation and Indemnity.

(a) The Issuer will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder; provided that the compensation set forth in any fee letter shall be deemed reasonable. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Issuer will reimburse the Trustee promptly upon request for all disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Issuer and the Guarantors will indemnify the Trustee, its Affiliates, and their respective officers, directors, agents, employees and servants, against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, including the costs and expenses of enforcing this Indenture against the Issuer and the Guarantors (including this Section 7.06) and defending itself against any claim (whether asserted by the Issuer, the Guarantors, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct. The obligation in the preceding sentence to indemnify the Trustee shall not apply in connection with taxes incurred or owed as a result of the receipt by the Trustee of compensation for its services. The Trustee will notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer will not relieve the Issuer or the Guarantors of their obligations hereunder. The Issuer or the Guarantors will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel, and the Issuer will pay the reasonable fees and expenses of such counsel. Neither the Issuer nor the Guarantors need pay for any settlement made without its consent, which consent will not be unreasonably withheld, delayed or conditioned.

(c) The obligations of the Issuer and the Guarantors under this Section 7.06 will survive the satisfaction and discharge of this Indenture and the resignation or removal of the Trustee.

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(d) To secure the Issuer’s and the Guarantors’ payment obligations in this Section 7.06, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(v) or (vi) hereof occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

(f) The Trustee will comply with the provisions of TIA § 313(b)(2) to the extent applicable.

Section 7.07 Replacement of Trustee.

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.07. The Issuer shall promptly appoint a successor Trustee provided, however, that in case of a bankruptcy, the resigning Trustee will have the right to appoint a successor Trustee within 10 Business Days after giving such notice of resignation if the Issuer has not already appointed a successor Trustee.

(b) The Trustee may resign in writing at any time and be discharged by so notifying the Issuer. The Majority Holders may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(i) the Trustee fails to comply with Section 7.09 hereof;

(ii) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(iii) a custodian or public officer takes charge of the Trustee or its property; or

(iv) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.09 hereof, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee will become

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effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will mail a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.06 hereof. Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Issuer’s obligations under Section 7.06 hereof will continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.09 Eligibility; Disqualification.

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by federal or state authorities and that has a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition.

This Indenture will always have a Trustee who satisfies the requirements of TIA § 310(a)(1), (2) and (5). The Trustee is subject to TIA § 310(b).

Section 7.10 Preferential Collection of Claims Against Issuer.

The Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

Section 7.11 Other Agents.

The rights, privileges, protections, immunities and benefits given to the Trustee including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by each Agent and its respective officers, employees, agents, custodians and other Persons employed to act hereunder.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance.

The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, elect to have either Section 8.02 or 8.03 hereof be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.02, the Project Parties will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be deemed to have been discharged from their obligations with respect to the Financing Documents to which they are a party on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”).

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For this purpose, Legal Defeasance means that the Issuer and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 hereof and the other Sections of this Indenture referred to in clauses (i) and (ii) below, and each Project Party will have satisfied all their other obligations under such Notes, the Note Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04 hereof;

(ii) the Issuer’s obligations with respect to such Notes under Article 2 and Section 4.02 hereof;

(iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s, Guarantors’ and such other Project Parties’ obligations in connection therewith; and

(iv) this Article 8.

Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03 hereof. The exercise by the Issuer of Legal Defeasance pursuant to this Section 8.02 shall in each case be effective when 123 days have passed since the date of the deposit in trust in accordance with the conditions set forth in Section 8.04 hereof.

Section 8.03 Covenant Defeasance.

Upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, each of the Project Parties will, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, be released from its obligations under the covenants contained in Sections 4.07 and 4.09 through 4.30 hereof (other than clause (i) of Section 4.14 to the extent such clause relates to the Issuer) with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and the Note Guarantees, each Project Party may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01 hereof, but, except as specified above, the remainder of this Indenture and such Notes and the Note Guarantees will be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Sections 6.01(iii) through 6.01(xii) hereof will not constitute Events of Default.

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Section 8.04 Conditions to Legal or Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03 hereof:

(i) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay the principal of, premium, if any, and interest on, the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to such stated date for payment or to a particular redemption date;

(ii) in the case of an election under Section 8.02 hereof, the Issuer must deliver to the Trustee either a ruling received from the Internal Revenue Service or an Opinion of Counsel confirming that Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case, which Opinion of Counsel could not be given absent a change of applicable U.S. federal income tax law after the date of this Indenture; and

(iii) in the case of an election under Section 8.03 hereof, the Issuer must deliver to the Trustee either a ruling received from the Internal Revenue Service or an Opinion of Counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit or the granting of any Lien to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer, the Guarantor or any other Project Party is a party or by which the Issuer, the Guarantor or any other Project Party is bound;

(v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer, the Guarantor or any other Project Party is a party or by which the Issuer, the Guarantor or any other Project Party is bound;

(vi) the Issuer must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Securities to be Held in Trust; Other Miscellaneous Provisions.

Subject to Section 8.06 hereof, all money and non-callable government securities (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 hereof in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this

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Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable government securities deposited pursuant to Section 8.04 hereof or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money or non-callable government securities held by it as provided in Section 8.04 hereof which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(i) hereof), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer.

Subject to applicable Law, any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. dollars or non-callable government securities in accordance with Section 8.02 or 8.03 hereof, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then each Project Party’s obligations under this Indenture, the Notes and the Note Guarantees will be revived and reinstated as though no deposit had occurred pursuant to Section 8.04 hereof until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.04 hereof, provided, however, that, if the Issuer makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

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ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes.

Notwithstanding Section 9.02 of this Indenture, the Issuer, the Guarantors, the Trustee and, if applicable, the Collateral Agent may amend or supplement this Indenture, the Notes and the Note Guarantees without the consent of any Holder of Note:

(i) to cure any ambiguity, defect or inconsistency in the Indenture, the Notes or the Note Guarantees in a manner that does not materially and adversely affect the rights of any Holder;

(ii) to evidence and provide for the acceptance of an appointment of a successor Trustee;

(iii) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iv) to provide for any Note Guarantee, to secure the Notes or to confirm and evidence the release, termination or discharge of any Note Guarantee of or Lien on Collateral securing the Notes when such release, termination or discharge is permitted by this Indenture; or

(v) to make any other change that does not materially and adversely affect the rights hereunder of any Holder or to conform the text of this Indenture to any provision of the “Description of the Notes” section of the Offering Circular.

Upon the request of the Issuer accompanied by an Officers’ Certificate certifying to the due authorization of the execution of any such amended or supplemental indenture or amendment or supplement to the Notes or the Note Guarantees, and upon receipt by the Trustee and the Collateral Agent, as applicable, of the documents described in Section 7.02 hereof, the Trustee and, if applicable, the Collateral Agent will join with the Issuer and the Guarantors in the execution of any such document authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee or the Collateral Agent, as the case may be, will not be obligated to enter into such document that affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes.

(a) Except as provided below in this Section 9.02 and as otherwise provided in Article 6 hereof, the Issuer, the Guarantor, the Trustee and the Collateral Agent may amend or supplement this Indenture, the Notes and the Note Guarantees with the written consent of the Majority Holders (in the case of the Collateral Agent, at the direction of the Trustee acting on such Majority Holders’ consent) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Section 6.07 hereof, any existing Default or Event of Default or future compliance with any provision of this Indenture or the Notes may be waived with the written consent of the Majority Holders voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). Section 2.08 hereof shall determine which Notes are considered to be “outstanding” for purposes of this Section 9.02.

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(b) Subject to Section 6.07 hereof and clauses (c) and (d) of this Section 9.02, the Majority Holders voting as a single class may waive compliance in a particular instance by the Issuer, the Guarantor or any other Project Party with any provision of this Indenture, the Notes or the Note Guarantees.

(c) Without the consent of each Holder affected, an amendment, supplement or waiver under this Section 9.02 may not (with respect to any Notes held by a non-consenting Holder):

(i) reduce the principal amount of or change the Stated Maturity of any installment of principal of any Note;

(ii) reduce the rate of or change the Stated Maturity of any interest payment on any Note;

(iii) reduce the amount payable upon the redemption of any Note or change the time of any mandatory redemption or, in respect of an optional redemption, the times at which any Note may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed;

(iv) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder;

(v) make any Note payable in currency other than that stated in the Notes;

(vi) impair the right of any Holder to receive any principal payment or interest payment on such Holder’s Notes, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment;

(vii) make any change in the percentage of the principal amount of the Notes required for amendments or waivers;

(viii) modify or change any provision of this Indenture affecting the ranking of the Notes or the Note Guarantees by the Guarantors in a manner adverse to the Holder of such Notes; or

(ix) make any change in a Note Guarantee that would adversely affect the Holders.

In addition, any amendment to, or waiver of, the provisions of this Indenture or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding; provided, however, that (i) all Collateral shall be released from the Liens securing the Notes pursuant to Articles 10 and 12 and (ii) all of the Alaskan Star Collateral shall be released from the Liens securing the Notes pursuant to Section 12.03.

(d) Upon the request of the Issuer accompanied by an Officers’ Certificate certifying to the due authorization of the execution of any such amended or supplemental indenture or amendment or supplement to the Notes or Note Guarantees, and upon the filing with the Trustee and the Collateral Agent, as applicable, of evidence satisfactory to the Trustee and the Collateral Agent, as applicable, of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee and the Collateral Agent, as applicable, of the documents described in Section 7.02 hereof, the Trustee and, if applicable,

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the Collateral Agent (acting at the direction of the Trustee), will join with the Issuer and the Guarantors in the execution of such amended or supplemental indenture or amendment or supplement to the Notes or Note Guarantees unless such document directly affects the rights, duties or immunities of the Trustee or the Collateral Agent, as the case may be, under this Indenture or otherwise, in which case the Trustee or the Collateral Agent, as the case may be, may in its discretion, but will not be obligated to, enter into such document.

(e) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Issuer will mail to the Holders of Notes affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Issuer to mail such notice, or any defect therein, will not, however, in any way impair or affect the validity of any such amended or supplemental indenture or waiver.

(f) It is not be necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

Section 9.03 Revocation and Effect of Consents.

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04 Notation on or Exchange of Notes.

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Trustee shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc.

The Trustee and the Collateral Agent, as applicable, will sign any amendment or supplement authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee and the Collateral Agent, as applicable. In executing any amendment or supplement, the Trustee and the Collateral Agent, as applicable, will be entitled to receive and (subject to Section 7.01 hereof) will be fully protected in relying upon, in addition to the documents required by Section 13.03 hereof, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such amendment or supplement is authorized or permitted by this Indenture and the Notes or Note Guarantees, if applicable.

Section 9.06 Payment.

None of the Issuer or the Guarantors nor any of its Subsidiaries or Affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any

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Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.

ARTICLE 10

COLLATERAL AND SECURITY

Section 10.01 Collateral Documents.

(a) The due and punctual payment of the principal of, premium, if any, and interest on the Notes and amounts due hereunder and under the Note Guarantees when and as the same shall be due and payable, whether on an interest payment date, by acceleration, purchase, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest (to the extent permitted by law), if any, on the Notes and the performance of all other Obligations of the Issuer, the Guarantors and each other Project Party to the Holders, the Collateral Agent or the Trustee under this Indenture, the Notes and the Note Guarantees will be secured by the Security Documents. The Security Documents will provide for the grant by the Issuer, the Guarantors and the Project Parties party thereto in favor of the Collateral Agent for the benefit of the Secured Parties of security interests in the Collateral, subject to Permitted Liens. The Secured Parties will also benefit from customary assignments of insurance policies, payment instructions and consents to assignments, to the extent required by such Security Documents.

Section 10.02 Security Documents.

(a) Each of the Issuer and the Guarantors shall take, or cause to be taken, at their expense, all actions necessary or requested by the Collateral Agent (acting at the instruction of the Trustee, who shall act as directed by the Majority Holders) to maintain each Security Document to which it is a party in full force and effect and enforceable in accordance with its terms and to maintain and preserve the Liens created by such Security Documents and the priority thereof, including (i) making filings and recordations, (ii) making payments of fees and other charges on a timely basis, (iii) issuing and, if necessary, filing or recording supplemental documentation, including continuation statements, (iv) discharging all claims or other Liens adversely affecting the rights of any Secured Party in any Collateral, (v) publishing or otherwise delivering notice to third parties, (vi) depositing title documents and (vii) taking all other actions either necessary or otherwise requested by the Collateral Agent (acting at the instruction of the Trustee, who shall act as directed by the Majority Holders) to ensure that all Collateral (including any after-acquired Property of the Issuer of either Guarantor, as applicable, in each case intended to be covered by any Security Document to which it is a party) is subject to a valid and enforceable first-priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties (except as otherwise permitted under the Financing Documents). In furtherance of the foregoing, (A) each of the Issuer and the Guarantors shall ensure that all of its after-acquired Property other than such Property not intended to be covered by such Security Documents shall become subject to the Lien of the Security Documents having the priority contemplated thereby promptly upon the acquisition thereof and (B) each of the Issuer and the Guarantors shall not open or maintain any bank account (other than each Guarantor’s Offshore Distribution Account) without first taking all such actions as may be necessary or otherwise requested by the Collateral Agent (acting at the instruction of the Trustee, who shall act as directed by the Majority Holders) to ensure that such bank account is subject to a valid and enforceable first priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

(b) Each of the Issuer and the Guarantors shall take, or cause to be taken, all actions necessary to cause each Additional Project Document intended to be covered by a Security Document

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to which it is a party to be or become subject to the Liens of the Security Documents (whether by amendment to any Security Document, execution of a new Security Document or otherwise) in favor of the Collateral Agent, and shall deliver or cause to be delivered to the Collateral Agent such certificates or other documents with respect to each Additional Project Document as are necessary or as the Collateral Agent (acting at the instruction of the Trustee, who shall act as directed by the Majority Holders) may reasonably request, in each case to the extent required by the Security Documents.

(c) Each of the Issuer and the Guarantors shall grant (and shall take all actions necessary to cause) a first priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties on any future Property, including Replacement Assets, of the Issuer or such Guarantor that is funded by any Net Available Amount or Net Disposition Proceeds, in each case to the extent required by the Security Documents.

(d) On the Issue Date or at such other times as the Trustee may reasonably request in writing, each of the Issuer and the Guarantors shall furnish, or cause to be furnished, to the Trustee and the Collateral Agent, an opinion or opinions of legal counsel either stating that, in the opinion of such counsel, such action has been taken with respect to (i) amending or supplementing the Security Documents (or providing additional Security Documents, notifications or acknowledgments) as is necessary to subject all the Collateral (including any after-acquired Property of the Issuer or either Guarantors, as applicable, in each case intended to be covered by a Security Document) to the Lien of the Security Documents and (ii)(A) the recordation of the Security Documents (including, without limitation, any amendment or supplement thereto) and any other requisite documents and (B) the execution and filing of any financing statements and continuation statements as are necessary to maintain the Liens purported to be created by the Security Documents and reciting the details of such action taken or to be taken or stating that, in the opinion of such counsel, no such action is necessary to maintain such Liens. Such opinion or opinions of counsel shall also describe the recordation of the Security Documents and any other requisite documents and the execution and filing of any financing statements and continuation statements, or the taking of any other action that will, in the opinion of such counsel, be required to maintain the Liens purported to be created by the Security Documents after the date of such opinion.

Section 10.03 Release of Collateral.

(a) The Collateral Agent shall not at any time release the Collateral from the Liens created by the Security Documents unless such release is in accordance with the provisions of this Indenture and the applicable Security Documents.

(b) The release of any Collateral from the Liens created by the Security Documents shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to this Indenture and the Security Documents.

Section 10.04 Specified Releases of Collateral.

(a) Collateral may be released from the Liens created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents or as provided in this Indenture. The Project Parties will be entitled to releases of assets included in the Collateral from the Liens securing the Notes and the other Financing Documents under any one or more of the following circumstances:

(i) as described under Sections 10.05 and 12.03;

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(ii) with the consent of Holders in accordance with Section 9.02; or

(iii) in connection with any disposition of Property permitted under this Indenture.

(b) Upon the request of the Issuer pursuant to an Officers’ Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents and Intercompany Issuer Note have been met, and any necessary or proper instruments of termination, satisfaction or release prepared by the applicable Project Party, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Issuer or such other Project Party, shall execute, deliver or acknowledge such instruments or releases to evidence the release from the Liens created by the Security Documents of any Collateral permitted to be released pursuant to this Indenture or the Security Documents.

Section 10.05 Release upon Satisfaction or Defeasance of all Outstanding Obligations.

(a) The Liens on all Collateral that secure the Notes and the Note Guarantees will be automatically terminated and released without the need for further action by any Person:

(i) if the Issuer exercises Legal Defeasance or Covenant Defeasance as described under Section 8.01;

(ii) upon satisfaction and discharge of this Indenture as described under Article 12; or

(iii) upon payment in full in immediately available funds of the principal of, premium, if any, and accrued and unpaid interest on the Notes and all other Obligations under this Indenture and the Security Documents that are then due and payable (other than contingent indemnification obligations for which no claim has been asserted).

(b) Upon the request of the Issuer pursuant to an Officers’ Certificate and Opinion of Counsel confirming that all conditions precedent hereunder and under the Security Documents have been met, any necessary or proper instruments of termination, satisfaction or release prepared by the applicable Project Party, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Issuer or such other Project Party, shall execute, deliver or acknowledge such instruments or releases to evidence the release from the Liens created by the Security Documents of any Collateral permitted to be released pursuant to this Indenture or the Security Documents.

Section 10.06 Form and Sufficiency of Release.

In the event that the Issuer, the Guarantors or any other Project Party has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that may be sold, exchanged or otherwise disposed of by the Issuer, the Guarantors or such other Project Party to any Person other than the Issuer or the Guarantors, and the Issuer, the Guarantors or such other Project Party requests that the Trustee or Collateral Agent furnish a written disclaimer, release or quit-claim of any interest in such property under this Indenture and the Security Documents, the Trustee and the Collateral Agent, as applicable, shall execute, acknowledge and deliver to the Issuer, the Guarantors or such other Project Party (in the form prepared by the Issuer at the Issuer’s sole expense) such an instrument promptly after satisfaction of the conditions set forth herein for delivery of any such release. Notwithstanding the preceding sentence, all purchasers and grantees of any property or rights purporting to be released herefrom shall be entitled to rely upon any release executed by the Trustee or the Collateral Agent, as applicable, as sufficient for the purpose of this Indenture and as constituting a good and valid release of the property therein described from the Lien of this Indenture or of the Security Documents.

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Section 10.07 Purchaser Protected.

No purchaser or grantee of any property or rights purported to have been released from the Lien of this Indenture or of the Security Documents shall be bound to ascertain the authority of the Trustee or the Collateral Agent, as applicable, to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Indenture to be sold or otherwise disposed of by the Issuer, the Guarantors or any other Project Party be under any obligation to ascertain or inquire into the authority of the Issuer to make such sale or other disposition.

Section 10.08 Authorization of Actions to be Taken by the Collateral Agent Under the Security Documents.

(a) Subject to the provisions of the applicable Security Documents, each Holder, by acceptance of the Notes, and the Trustee hereby (i) appoints, designates and authorizes the Collateral Agent to take such action on its behalf under the provisions of this Indenture and each other Financing Document to which it is a party and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Indenture or any such other Financing Document, together with such powers as are reasonably incidental thereto, (ii) to the extent required by the laws of any jurisdiction for the purposes of the enforcement of any Collateral, shall assign to the Collateral Agent all its rights and interests to and under, the Financing Documents, on a free payment basis, for the exclusive purpose of allowing the Collateral Agent to perform its powers and discretions under the Security Documents to which it is a party and (iii) authorizes the Collateral Agent to execute, deliver and perform each of the Financing Documents to which the Collateral Agent is or is intended to be a party on its own behalf or on behalf of the Holders and the Trustee and each Holder agrees to be bound by all of the agreements of the Collateral Agent contained in such Financing Documents.

(b) Notwithstanding any provision to the contrary contained elsewhere in this Indenture or in any other Financing Document, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein and in the other Financing Documents, nor shall Collateral Agent have or be deemed to have any fiduciary relationship with any Holder or the Trustee, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture or any other Financing Document or otherwise exist against the Collateral Agent. Without limiting the generality of the foregoing sentence, the use of the term “Collateral Agent” in this Indenture with reference to the Collateral Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and are intended to create or reflect only a relationship between independent contracting parties.

(c) So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in this Indenture and the Security Documents, the Project Parties will be entitled to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, upon prior written notice and demand from the Collateral Agent, (a) all rights of the Project Parties to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by applicable Law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of the Project Parties to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash

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dividends, interest and other payments shall be paid to the Collateral Agent, for the benefit of the Secured Parties and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Security Documents. All funds distributed in respect of the Collateral under the Security Documents and received by the Collateral Agent for the ratable benefit of the Secured Parties shall be turned over to the Trustee to be distributed by it in accordance with the provisions of this Indenture.

(d) Upon the occurrence and during the continuance of an Event of Default, the Collateral Agent (acting on the instructions of the Trustee, who shall act as directed by the Majority Holders) shall have the right to replace the Operating Company as operator in accordance with the Services Agreements.

Section 10.09 Authorization of Receipt of Funds by the Trustee Under the Security Documents.

The Collateral Agent is authorized to receive any funds for the benefit of itself, the Trustee and the Holders distributed under the Security Documents and, to the extent not prohibited under the Security Documents or the applicable Accounts Agreement, to make further distributions of such funds to itself and the Trustee. The Trustee will make all distributions to the Holders in accordance with the provisions of Section 6.10 and the other provisions of this Indenture.

Section 10.10 Action by the Collateral Agent.

In each case that the Collateral Agent may or is required hereunder or under any Security Document to take any action (an “Action”), including without limitation to make any determination, to give consents, to exercise rights, powers or remedies, to release or sell Collateral or otherwise to act hereunder or under any Security Document, the Collateral Agent may seek direction from the Majority Holders or from the Trustee, who may seek direction from such Holders. The Collateral Agent shall not be liable with respect to any Action taken or omitted to be taken by it in accordance with the direction from the Majority Holders or the Trustee, as applicable. If the Collateral Agent shall request direction from the Trustee, the Collateral Agent shall be entitled to refrain from such Action unless and until the Majority Holders have provided to the Collateral Agent an indemnification satisfactory to the Collateral Agent, and the Collateral Agent shall not incur liability to any Person by reason of so refraining.

Notwithstanding anything to the contrary in this Indenture or any Security Document, in no event shall the Collateral Agent or the Trustee be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the Security Documents (including the filing or continuation of any Uniform Commercial Code financing or continuation statements or similar documents or instruments), nor shall the Collateral Agent or the Trustee be responsible for, and the Collateral Agent and the Trustee make no representations regarding, the validity, effectiveness or priority of any of the Security Documents or the security interests or Liens intended to be created thereby.

In the event that the Collateral Agent is required to acquire title to an asset, or take any managerial action of any kind in regard thereto, in order to perform any obligation under this Agreement or any other Financing Document, which in the Collateral Agent’s sole discretion may cause the Collateral Agent to incur potential liability under any Environmental Law, the Collateral Agent reserves the right, instead of taking such action, to either resign as the Collateral Agent or arrange for the transfer of the title or control of the asset to a court-appointed receiver.

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Section 10.11 Compensation and Indemnity.

(a) The Issuer will pay to the Collateral Agent, its Affiliates, and their respective officers, directors, agents, employees and servants, from time to time reasonable compensation as shall be agreed to in writing by the Issuer and the Collateral Agent for its acceptance of this Indenture, the Security Documents and services hereunder. The Issuer will reimburse the Collateral Agent promptly upon request for all reasonable and documented disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Collateral Agent’s agents and counsel.

(b) The Issuer and the Guarantors will, jointly and severally, indemnify the Collateral Agent against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture and the Security Documents, including (i) any claim relating to the grant to the Collateral Agent of any Lien in any property or assets of the Issuer, either Guarantor or any other Project Party and (ii) the costs and expenses of enforcing this Indenture and the Security Documents against the Issuer, the Guarantors and the Project Parties (including this Section 10.11) and defending itself against any claim (whether asserted by the Issuer, the Guarantors, any other Project Party, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder or thereunder, except to the extent any such loss, liability or expense may be attributable to its gross negligence or willful misconduct as determined by a court of competent jurisdiction in a non-appealable order or judgment. The Collateral Agent will notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Collateral Agent to so notify the Issuer will not relieve the Issuer, either Guarantor or each other Project Party party hereto of their obligations hereunder. The Issuer, the Guarantors or such Project Party will defend such claim and the Collateral Agent will cooperate in the defense. The Collateral Agent may have separate counsel and the Issuer will pay the reasonable fees and expenses of such counsel. None of the Issuer, the Guarantors or any Project Party need pay for any settlement made without its consent, which consent will not be unreasonably withheld, delayed or conditioned.

(c) Without in any way limiting the generality of the other provisions contained in this Section 10.11, the Guarantors each agree to defend, protect, indemnify, save and hold harmless the Collateral Agent, its Affiliates, and their respective officers, directors, agents, employees and servants, whether as beneficiary of any of the Security Documents, as a mortgagee in possession, or as successor-in-interest to the Guarantors by foreclosure deed or deed in lieu of foreclosure, or otherwise, from and against any and all losses, liabilities or expenses incurred by it arising out of (A) the actual or alleged presence of Hazardous Materials on, in, under or affecting all or any portion of the Project whether or not the same originates or emanates from the Project or from properties at which any Hazardous Materials generated, stored or handled by any Project Party were Released or disposed of, (B) any Environmental Claim relating to the Project or (C) the exercise of any Secured Party’s rights under any of the provisions of the Security Documents (the “Indemnified Matters”), whether any of the Indemnified Matters arise before or after foreclosure of any of the Security Interests or other taking of title to all or any portion of the Collateral by any Secured Party, including, without limitation, (x) the costs of removal of any and all Hazardous Materials from all or any portion of the Project, (y) additional costs required to take reasonable precautions to protect against the Release of Hazardous Materials on, in, under or affecting the Project into the air, any body of water, any other public domain or any surrounding areas, and (z) costs incurred to comply, in connection with all or any portion of the Project, with all applicable Environmental Laws with respect to Hazardous Materials, except to the extent that any such Indemnified Matter arises from the gross negligence or willful misconduct of such Indemnified Person, as determined by a court of competent jurisdiction in a final non-appealable judgment.

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(d) The obligations of the Issuer and the Guarantors under this Section 10.11 will survive the satisfaction and discharge of this Indenture and the resignation, removal or replacement of the Collateral Agent.

(e) The Collateral Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Collateral Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

Section 10.12 Delegation of Duties of the Collateral Agent.

The Collateral Agent may execute any of its duties under this Indenture or any other Financing Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Collateral Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.

Section 10.13 Liability of the Collateral Agent.

The Collateral Agent shall not (a) be liable for any action taken or omitted to be taken by it under or in connection with this Indenture or any other Transaction Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the Holders or the Trustee or any other Person for any recital, statement, representation or warranty made by the Issuer or any Affiliate of the Issuer, or any officer thereof, contained in this Indenture or in any other Transaction Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Agent under or in connection with, this Indenture or any other Transaction Document, or for the value of or title to any Collateral, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Transaction Document, or for any failure of the Issuer or any other party to any Transaction Document to perform its obligations hereunder or thereunder. The Collateral Agent shall not be under any obligation to any Holder or the Trustee to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Indenture or any other Transaction Document, or to inspect the properties, books or records of the Issuer or any Affiliate of the Issuer.

Section 10.14 Reliance by the Collateral Agent.

The Collateral Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the Issuer), independent accountants and other experts selected by the Collateral Agent. The Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture or any other Transaction Document in accordance with a request or consent of the Trustee and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders and the Trustee.

Section 10.15 Successor Collateral Agent.

(a) Subject to the appointment and acceptance of a successor as provided below, the Collateral Agent may resign at any time by giving notice thereof to the Trustee and the Issuer, and the

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Collateral Agent may be removed on 30 days’ advance written notice with or without cause by the Majority Holders. Upon any such resignation or removal, the Majority Holders shall have the right to appoint a successor to the Collateral Agent. If no successor Collateral Agent shall have been appointed, and shall have accepted such appointment within 30 days after the resigning Collateral Agent’s giving of notice of resignation or the giving of any notice of removal thereof, then the resigning Collateral Agent or Collateral Agent being removed, as the case may be, may apply to a court of competent jurisdiction to appoint a successor thereto. If the Collateral Agent shall resign or be removed pursuant to the foregoing provisions, upon the acceptance of appointment by a successor Collateral Agent hereunder, the former Collateral Agent shall deliver all Collateral then in its possession to the successor Collateral Agent. Upon the acceptance of its appointment as a successor Collateral Agent hereunder, such successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of such resigning or removed Collateral Agent, and such resigning Collateral Agent or removed Collateral Agent shall be discharged from its duties and obligations hereunder. Notwithstanding anything to the contrary hereunder or under any other Financing Document, a successor of the Collateral Agent shall, to the extent required by applicable law, be a holder of all or part of the Obligations.

(b) After a Collateral Agent’s resignation or removal, the provisions of Section 10.11 and this Section 10.15 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Collateral Agent.

ARTICLE 11

NOTE GUARANTEE

Section 11.01 Note Guarantee.

(a) Subject to this Article 11, the Guarantors hereby jointly, severally, unconditionally and irrevocably guarantee to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, and to the Trustee, Collateral Agent and their respective successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, that:

(i) the principal of, premium, if any, and interest on, the Notes will be promptly paid in full when due, whether at Stated Maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of and interest on the Notes, if any, if lawful, any Additional Amounts required to be paid in connection with certain taxes, and all other Obligations of the Issuer to the Holders, the Trustee or the Collateral Agent under the Notes or the Indenture will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise.

Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantors will each be obligated to pay the same immediately. The Guarantors agree that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantors hereby agree that its obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any

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provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor. The Guarantors hereby waive diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest, notice and all demands whatsoever and covenant that this Note Guarantee will not be discharged except by complete performance of the obligations contained in the Notes and this Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Issuer, the Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to either the Issuer or the Guarantors, any amount paid by either to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) Each of the Guarantors agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations guaranteed hereby. Each of the Guarantors further agrees that, as between either of the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such Obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee.

(e) The Note Guarantees will be senior secured obligations of the Guarantors, will rank equally with all other existing unsubordinated obligations of the Guarantors, and will benefit from a first priority Lien on the Collateral as provided for herein; provided that, prior to the release of the Liens on the Existing Project Finance Collateral on or prior to the Note Proceeds Account Release Date pursuant to the terms of this Indenture, the Existing Project Finance Secured Parties will have a prior claim on assets covered by the Liens on the Existing Project Finance Collateral.

Section 11.02 Limitation on Guarantor Liability.

The Guarantors, and by its acceptance of Notes, each Holder, hereby confirm that it is the intention of all such parties that the Note Guarantees of the Guarantors not constitute a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, state or foreign law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Collateral Agent, the Holders and the Guarantors hereby irrevocably agree that the Obligations of the Guarantors will be limited to the maximum amount that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of the Guarantors that are relevant under such laws, result in the obligations of the Guarantors under their respective Note Guarantee not constituting a fraudulent transfer or conveyance.

Section 11.03 Execution and Delivery of Note Guarantee.

To evidence its Note Guarantee set forth in Section 11.01 hereof, each of the Guarantors hereby agrees that a notation of such Note Guarantee substantially in the form attached as Exhibit E hereto will be endorsed by an Authorized Officer of such Guarantor on each Note authenticated and delivered by the Trustee and that this Indenture will be executed on behalf of such Guarantor by one of its Authorized Officers.

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Each of the Guarantors hereby agrees that its Note Guarantee set forth in Section 11.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Note a notation of the Note Guarantee.

If an Authorized Officer whose signature is on this Indenture or on the Note Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Note Guarantee is endorsed, the Note Guarantee will be valid nevertheless.

The delivery of any Note by the Trustee, after the authentication thereof hereunder, will constitute due delivery of the Note Guarantee set forth in this Indenture on behalf of the Guarantors.

Section 11.04 Releases.

Upon Legal Defeasance in accordance with Article 8 hereof or satisfaction and discharge of this Indenture in accordance with Article 12 hereof, Star International and/or Alaskan Star, as the case may be, will be released and relieved of any obligations under the Note Guarantee.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge.

This Indenture will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(i) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(ii) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Issuer, the Guarantors or any other Project Party is a party or by which the Issuer, the Guarantors or any other Project Party is bound;

(iii) the Issuer, the Guarantors or any other Project Party has paid or caused to be paid all sums payable by it under this Indenture; and

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(iv) the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee and the Collateral Agent stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 12.01(i)(b), the provisions of Sections 12.02 and 8.06 hereof will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.06 hereof, that, by their terms, survive the satisfaction and discharge of this Indenture.

Upon discharge of the Indenture in accordance with this Section 12.01, all Note Guarantees shall automatically terminate and cease to be of effect.

Section 12.02 Application of Trust Money.

Subject to the provisions of Section 8.06 hereof, all money deposited with the Trustee pursuant to Section 12.01 hereof shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 12.01 hereof by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Issuer and the Guarantors under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01 hereof; provided that if the Issuer has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee or Paying Agent.

Section 12.03 Release of Liens on the Alaskan Star Collateral and the Note Guarantee by Alaskan Star.

Notwithstanding any other provision contained in this Indenture, upon payment in full of all principal and accrued interest on the Notes and any other amounts then due, in each case, payable by the Issuer under this Indenture on or before the Semi-Annual Payment Date occurring in November 2016 (including, without limitation, the installment of principal on the Notes due on such date pursuant to the amortization schedule set forth on the Notes), Alaskan Star will be released and discharged from all its obligations in respect of its Note Guarantee and its obligation to indemnify the Trustee under this Indenture (the date such releases and discharge occur, the “Alaskan Star Release Date”) by delivering a notice to the Trustee; provided, that:

(i) before and immediately after the release of the Liens on the Alaskan Star Collateral and Alaskan Star from its obligations pursuant to this Section 12.03, no Default or Event of Default shall exist and any amounts due on the Notes and deferred as a result of a Deferral Event shall have been fully paid;

(ii) on the Semi-Annual Payment Date occurring in November 2016 (after giving effect to the payment of any Obligations due on such date and the application of proceeds on deposit in the

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Offshore Proceeds Accounts), the amounts on deposit in the Offshore Debt Service Reserve Account shall be not less than the Offshore Debt Service Reserve Account Required Balance on such Semi-Annual Payment Date;

(iii) on the Semi-Annual Payment Date occurring in November 2016 (after giving effect to the payment of any Obligations and Operation and Maintenance Expenses due on such date and the application of proceeds on deposit in the Offshore Proceeds Accounts), the amounts on deposit in the Offshore O&M Service Reserve Account shall be not less than the Offshore O&M Service Reserve Account Required Balance on such Semi-Annual Payment Date;

(iv) if, in order to comply with the conditions set forth in clauses (ii) or (iii) above any of the Issuer or the Guarantors increases, at any time during the period from (and including) the Semi-Annual Payment Date occurring in May 2016 to (and including) the Semi-Annual Payment Date occurring in November 2016 (or, in the case described in the proviso below clause (v), the period from (and including) the immediately preceding Semi-Annual Payment Date to (and including) the subsequent Semi-Annual Payment Date referred to in such proviso), the amounts on deposit in either of the Offshore Debt Service Reserve Account or the Offshore O&M Service Reserve Account (a) with the proceeds of Permitted Equity Issuances or Permitted Subordinated Indebtedness or (b) by crediting one or more Reserve Account Letters of Credit to either of such Guarantor Collateral Accounts, the Consolidated Historical Debt Service Coverage Ratio calculated on the Semester Date occurring in November 2016, for the 12-month period ending on such Semester Date, shall be not less than 1.05:1.00; and

(v) immediately after the release of the Liens on the Alaskan Star Collateral and Alaskan Star’s obligations pursuant to this Section 12.03, all Collateral (other than the Alaskan Star Collateral) shall remain subject to first priority Liens in favor of the Collateral Agent for the benefit of the Secured Parties (to the extent necessary, by amendment of the Security Documents, by entering into new security documents or otherwise);

provided, that if the Alaskan Star Release Date does not occur due to the failure of the Issuer or the Guarantors to comply with the condition set forth in clause (iv) above, the Liens on the Alaskan Star Collateral will be released and Alaskan Star will be released and discharged from all of its obligations in respect of its Note Guarantee and its obligation to indemnify the Trustee under this Indenture on any subsequent Semi-Annual Payment Date; so long as on any such subsequent Semi-Annual Payment Date (a) all principal and accrued interest on the Notes and any other amounts then due, in each case, payable by the Issuer under this Indenture on or before such Semi-Annual Payment Date (including, without limitation, the installment of principal on the Notes due on such date pursuant to the amortization schedule set forth in the Notes) shall have been paid in full and (b) each condition described in clauses (i) to (v) above shall have been fulfilled as of such Semi-Annual Payment Date.

In connection with the release of Alaskan Star from its obligations under the Note Guarantee to which it is a party, Alaskan Star shall have delivered to the Trustee a certificate of an Authorized Officer stating that all conditions precedent relating to the release of Alaskan Star’s Note Guarantee have been complied with. Upon the release of Alaskan Star’s Note Guarantee, Alaskan Star will no longer be subject to any covenant or other provision of this Indenture or the Note Guarantee to which it is a party.

Upon the request of the Alaskan Star pursuant to an Officers’ Certificate and Opinion of Counsel confirming that all conditions precedent related to the release of the Alaskan Star Collateral have been met, the Collateral Agent, without the consent of any Holder or the Trustee and at the expense of the Issuer or any of the Guarantors, shall execute, deliver or acknowledge such instruments or releases prepared by the Issuer or any Guarantor to evidence the release from the Liens created by the Security Documents of the Alaskan Star Collateral permitted to be released pursuant to this Section 12.03.

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ARTICLE 13

MISCELLANEOUS

Section 13.01 Notices.

Any notice or communication by the Issuer, the Guarantors, the Trustee, the Collateral Agent or the Luxembourg Paying Agent to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Issuer or the Guarantors:

Queiroz Galvão Óleo e Gás S.A.

Av. Presidente Antônio Carlos, 51 - 5º, 6º e 7º andares

Rio de Janeiro/RJ – CEP: 20020-010

Brazil

Attention: Guilherme Lima

Telephone No.: +55 21 3231-2500

Facsimile No.: +55 21 2262-3020

If to the Trustee:

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street, MS NYC 60-2710

New York, NY 10005

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone No.: 201-593-2966

Facsimile No.: 732-578-4636

If to the Collateral Agent:

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street, MS NYC 60-2710

New York, NY 10005

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone No.: 201-593-2966

Facsimile No.: 732-578-4636

With a copy to:

Deutsche Bank Trust Company Americas

c/o Deutsche Bank National Trust Company

Trust and Agency Services

100 Plaza One, Mailstop JCY03-0699

Jersey City, New Jersey 07311

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone: 201-593-2966

Facsimile: 732-578-4636

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If to the Luxembourg Paying Agent:

Deutsche Bank Luxembourg S.A.

2 Bld Konrad Adenauer

L-1115 Luxembourg

Attention: CTAS Listing Agent Dept.

Telephone: (00352) 421 22 643 / 645

Facsimile: (00352) 47 31 36

The Issuer, the Guarantors, the Trustee or the Collateral Agent, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; when mailed, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Any notice or communication to a Holder will be mailed by first class mail, to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders. Any notice to a Holder of a Global Note shall be made in accordance with the rules of the Depositary.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Issuer mails a notice or communication to Holders, it will mail a copy to the Trustee and each Agent at the same time.

Neither the failure to give any notice to a particular Holder, nor any defect in a notice given to a particular Holder, will affect the sufficiency of any notice given to another Holder.

Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event (including any notice of redemption) to a Holder of a Global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to the Depositary for such Note (or its designee) pursuant to the standing instructions from such Depositary. For so long as the Notes are listed on the Euro MTF market of the Luxembourg Stock Exchange and it is required by the rules of the Luxembourg Stock Exchange, publication of such notices to the Holders of the Notes in English in a leading newspaper having general circulation in Luxembourg (which is expected to be the d’Wort) or, to the extent and in the manner permitted by such rules, posted on the official website of the Luxembourg Stock Exchange.

Section 13.02 Communication by Holders of Notes with Other Holders of Notes.

Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c).

Section 13.03 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Issuer to the Trustee or the Collateral Agent to take any action under this Indenture, the Issuer shall furnish to the Trustee:

(i) an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee and, if applicable, the Collateral Agent (which must include the statements set forth in Section 13.04 hereof) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

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(ii) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee and, if applicable, the Collateral Agent (which must include the statements set forth in Section 13.04 hereof) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 13.04 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture must include:

(i) a statement that the Person making such certificate or opinion has read such covenant or condition;

(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 13.05 Rules by Trustee and Agents.

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 13.06 No Personal Liability of Directors, Officers, Employees and Stockholders.

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer, either Guarantor or any other Project Party will have any liability for any obligations of the Issuer or the Guarantor under the Notes, this Indenture, the Note Guarantees or any other Financing Document or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Section 13.07 No Immunity; No Liability.

(a) To the extent that any of the Issuer or the Guarantors may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Indenture, the Notes, the Note Guarantee or any other Financing Document to which the Issuer or such Guarantor is a party, to claim for itself or its revenues, assets or Properties any immunity from suit, the jurisdiction of any court, attachment prior to judgment, attachment in aid of execution of judgment, set-off,

93

execution of a judgment or any other legal process, and to the extent that in any such jurisdiction there may be attributed to such Person such an immunity (whether or not claimed), each of the Issuer and the Guarantors hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the Law of the applicable jurisdiction.

(b) No director, officer, employee, incorporator, member or stockholder of the Issuer or either Guarantor, as such, will have any liability for any obligations of the Issuer or such Guarantor, as the case may be, under the Notes, the Note Guarantees or this Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each Holder by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes. This waiver may not be effective to waive liabilities under United States securities Laws, and it is the view of the U.S. Securities and Exchange Commission that such a waiver is against public policy.

Section 13.08 Judgment Currency.

Dollars are the sole currency of account and payment for all sums due and payable by the Issuer and the Guarantors under this Indenture, the Notes and the Note Guarantees. If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the Issuer and the Guarantors will agree, to the fullest extent that they may legally and effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Trustee determines a Person could purchase Dollars with such other currency in New York, New York, on the business day immediately preceding the day on which final judgment is given.

The obligation of each of the Issuer and the Guarantors in respect of any sum due to any Holder or the Trustee in Dollars shall, to the extent permitted by applicable Law, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the business day following receipt of any sum adjudged to be so due in the judgment currency such Holder or Trustee may in accordance with normal banking procedures purchase Dollars in the amount originally due to such Person with the judgment currency. If the amount of Dollars so purchased is less than the sum originally due to such Person, each of the Issuer and the Guarantors agrees, jointly and severally, as a separate obligation and notwithstanding any such judgment, to indemnify such Person against the resulting loss; and if the amount of Dollars so purchased is greater than the sum originally due to such Person, such Person will, by accepting a Note, be deemed to have agreed to repay such excess.

Section 13.09 Submission to Jurisdiction; Appointment of Process Agent.

Each of the Issuer and the Guarantors hereby irrevocably submits to the non-exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in the City of New York in any suit, action or proceeding arising out of or relating to the Indenture or any Note or the Note Guarantees. Each of the Issuer and the Guarantors hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such courts and any claim that any such suit, action or proceeding brought in such courts, has been brought in an inconvenient forum and any right to which it may be entitled on account of place of residence or domicile. To the extent the Issuer or either Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, each of the Issuer and the Guarantors hereby irrevocably waives such immunity in respect of (i) its obligations under this Indenture and (ii) any Note or the Note Guarantees. Each of the Issuer and the Guarantors hereby agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding on them and may be enforced in any court to the jurisdiction of which each of them is subject by a suit upon such judgment, provided, that service of process is effected upon the Issuer or the Guarantors in the manner specified in the following paragraph or as otherwise permitted by applicable Law.

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As long as any of the Notes remain outstanding, the Issuer and the Guarantors will at all times have an authorized agent in the City of New York (the “Process Agent”), upon whom process may be served in any legal action or proceeding arising out of or relating to this Indenture or any Note or the Note Guarantees. Service of process upon the Process Agent and written notice of such service mailed or delivered to the Issuer or either Guarantor shall to the extent permitted by applicable Law be deemed in every respect effective service of process upon the Issuer or such Guarantor, as the case may be, in any such legal action or proceeding. The Issuer and the Guarantors will appoint National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, New York 10001, United States (or at such other address or at the office of such other authorized agent as the Issuer or the Guarantors may designate by written notice to the Trustee).

Section 13.10 Governing Law.

THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES, AND THE NOTE GUARANTEES WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 13.11 Waiver of Jury Trial.

EACH OF THE ISSUER, THE GUARANTORS, THE TRUSTEE AND THE COLLATERAL AGENT HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE NOTE GUARANTEES, THE FINANCING DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

Section 13.12 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer, the Guarantors or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 13.13 Successors.

All agreements of the Issuer and the Guarantors in this Indenture, the Notes, the Note Guarantees and each other Financing Document will bind its successors. All agreements of the Trustee and the Collateral Agent in this Indenture will bind its successors.

Section 13.14 Severability.

In case any provision in this Indenture, the Notes or the Note Guarantees is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

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Section 13.15 Security Documents.

The Trustee, the Collateral Agent and the Holders are bound by the terms of the Security Documents.

Section 13.16 Counterpart Originals.

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 13.17 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 13.18 English Language.

This Indenture has been negotiated and executed in the English language. All certificates, reports, notices and other documents and communications given or delivered pursuant to this Agreement (including, without limitation, any modifications or supplements hereto) (collectively, the “Indenture Documents”) shall be in the English language, or accompanied by a certified English translation thereof. In the case of any Indenture Document originally issued in a language other than English, the English language version of any such Indenture Document shall for purposes of this Indenture, and absent manifest error, control the meaning of the matters set forth therein.

Section 13.19 Patriot Act

The parties hereto acknowledge that in accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (the “Patriot Act”), the Trustee and the Collateral Agent, like all financial institutions, are required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with Deutsche Bank Trust Company Americas. The parties hereto agree that they will provide the Trustee or the Collateral Agent with such information as they may request in order for them to satisfy the requirements of the Patriot Act.

Section 13.20 Existing Project Finance Obligations

To the extent that any undertaking by either Guarantor under this Indenture is prohibited by the terms of the Existing Project Finance Obligations, such undertaking shall become effective upon payment in full of the Existing Project Finance Obligations; provided that this Section 13.20 shall not affect any obligations or liabilities of the Guarantors with respect to the Trustee or the Collateral Agent in their individual capacities pursuant to this Indenture or the other Financing Documents.

[Signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be executed as of the date first written above.

QGOG ATLANTIC / ALASKAN RIGS LTD., as Issuer

By:	/s/ Guilherme Ribeiro Vieira Lima
	Name:	Guilherme Ribeiro Vieira Lima
	Title:	Director

By:	/s/ Leduvy de Pina Gouvea Filho
	Name:	Leduvy de Pina Gouvea Filho
	Title:	Director

Indenture Signature Page

ALASKAN STAR LTD., as Guarantor

By:	/s/ Guilherme Ribeiro Vieira Lima
	Name:	Guilherme Ribeiro Vieira Lima
	Title:	Officer

By:	/s/ Leduvy de Pina Gouvea Filho
	Name:	Leduvy de Pina Gouvea Filho
	Title:	Officer

Indenture Signature Page

EXECUTED AS A DEED

STAR INTERNATIONAL DRILLING LIMITED, as Guarantor

By:	/s/ Guilherme Ribeiro Vieira Lima
	Name:	Guilherme Ribeiro Vieira Lima
	Title:	Officer

By:	/s/ Leduvy de Pina Gouvea Filho
	Name:	Leduvy de Pina Gouvea Filho
	Title:	Officer

Indenture Signature Page

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee, Registrar, Transfer Agent and Paying Agent

By:	Deutsche Bank National Trust Company

By:	/s/ Wanda Camacho
	Name:	Wanda Camacho
	Title:	Vice President

By:	/s/ Estelle Lawrence
	Name:	Estelle Lawrence
	Title:	Vice President

Indenture Signature Page

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Collateral Agent

By:	Deutsche Bank National Trust Company

By:	/s/ Wanda Camacho
	Name:	Wanda Camacho
	Title:	Vice President

By:	/s/ Estelle Lawrence
	Name:	Estelle Lawrence
	Title:	Vice President

Indenture Signature Page

DEUTSCHE BANK LUXEMBOURG S.A., as
Luxembourg Paying Agent, Transfer Agent and
Luxembourg Listing Agent

By:	/s/ Wanda Camacho
	Name:	Wanda Camacho
	Title:	Vice President

By:	/s/ Estelle Lawrence
	Name:	Estelle Lawrence
	Title:	Vice President

Indenture Signature Page

EXHIBIT A

[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

[Face of Note]

QGOG ATLANTIC / ALASKAN RIGS LTD.

5.25% SENIOR SECURED NOTES DUE 2018

CUSIP/CINS

U.S. ISIN

No.	$

QGOG Atlantic / Alaskan Rigs Ltd. promises to pay to                      or registered assigns, the principal sum of                                                                                   DOLLARS as set forth in the Principal Payment Schedule in this Note.

Interest Payment Dates: May 30 and November 30, commencing on November 30, 2011

Record Dates: May 15 and November 15

Dated:             , 20

Reference is made to the further provisions of this Note contained on the reverse side of this Note, which for all purposes have the same effect as if set forth at this place.

[Signature page follows.]

IN WITNESS WHEREOF, QGOG Atlantic / Alaskan Rigs Ltd. has caused this instrument to be duly executed.

QGOG ATLANTIC / ALASKAN RIGS LTD.

By:
Name:
Title:

This is one of the Notes referred to

in the within-mentioned Indenture:

Deutsche Bank Trust Company Americas, as Trustee

By:	Deutsche Bank National Trust Company

By:
Name:
Title:

Date:

[Back of Note]

5.25% Senior Secured Notes due 2018

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

i. PRINCIPAL. QGOG Atlantic / Alaskan Rigs Ltd., a business company limited by shares organized under the laws of the British Virgin Islands (the “Issuer”), promises to pay principal on this Note on the dates and in the percentage amounts of principal of the Notes as set forth in the schedule below (the “Principal Payment Schedule”):

Installment	Principal Payment Date	Amortization
1	November 30, 2011	4.26%
2	May 30, 2012	6.68%
3	November 30, 2012	6.76%
4	May 30, 2013	7.02%
5	November 30, 2013	7.16%
6	May 30, 2014	7.44%
7	November 30, 2014	7.59%
8	May 30, 2015	7.88%
9	November 30, 2015	8.04%
10	May 30, 2016	8.39%
11	November 30, 2016	8.13%
12	May 30, 2017	4.03%
13	November 30, 2017	4.12%
14	May 30, 2018	4.27%
15	July 30, 2018	1.19%
Balloon Payment	July 30, 2018	7.04%

ii. DEFERRAL OF PRINCIPAL PAYMENT. So long as no Event of Default shall have occurred and be continuing and the Issuer shall have determined that, on any Semi-Annual Payment Date, after the application of funds on deposit in the Offshore Guarantor Collateral Accounts on such date pursuant to the terms of the Guarantor Accounts Agreement (including, without limitation, pursuant to Section 6.1.2 of the Guarantor Accounts Agreement) the funds on deposit in the Note Debt Service Account will not be sufficient to pay the full amount of principal on the Notes due on such Semi-Annual Payment Date (the amount of such shortfall, the “Shortfall Principal Amount”), then the Issuer shall be entitled to a one-time deferral of the obligation to make the payment of the Shortfall Principal Amount, to be exercised by the Issuer in its sole discretion (such deferral, a “Deferral Event”).

The Issuer will give the Trustee and the Collateral Agent written notice of the Deferral Event no earlier than 20 Business Days and no later than 10 Business Days prior to the applicable Semi-Annual Payment Date on which it elects to exercise its right to have a Deferral Event.

iii. MATURITY DATE EXTENSION. No later than 120 days before the original Stated Maturity of the Notes (the “Original Maturity Date”), the Guarantors (and, if necessary, the Issuer) shall deliver to the Collateral Agent irrevocable powers-of-attorney and such other documents as may be necessary to effect, upon instructions of the Trustee (acting upon the instructions of the Majority Holders), the transfer under applicable Law of all right, title and interest in the Facilities for the Atlantic Star Drilling Rig and, unless previously released pursuant to Section 12.03 of the Indenture, the Alaskan Star Drilling Rig to such transferee or transferees as the Trustee (acting upon the instructions of the

Majority Holders) may designate. Such powers-of-attorney and documentation shall be duly executed by each Guarantor (and, if necessary, the Issuer), to be held in escrow by the Collateral Agent. If on the Original Maturity Date the aggregate amounts available on deposit in the Issuer’s Note Debt Service Account and the Guarantor Collateral Accounts (less the amounts necessary to pay all Operation and Maintenance Expenses and all Obligations scheduled to become due prior to the Original Maturity Date) is less than the outstanding principal of and accrued and unpaid interest on the Notes due on the Original Maturity Date, then (a) the original Stated Maturity of the Notes shall be automatically extended for a period of six months from the Original Maturity Date (such period being referred to as the “Initial Extension Period”), (b) the Collateral Agent shall be authorized as agent for the Guarantors (and, if necessary, the Issuer), to the fullest extent permitted by applicable Law, to execute, deliver and file any and all documents, including any documents held in escrow by the Collateral Agent previously delivered to it by the Guarantors (and, if applicable, the Issuer), to effect in good faith the transfer of title of the applicable Facilities to a transferee designated by the Trustee acting upon the instructions of the Majority Holders; and (C) the Issuer and the Guarantors shall do and perform any and all acts (and execute any and all documents) as such Persons deem necessary (or as reasonably requested by the Trustee or the Collateral Agent) in order to effect such transfer; provided that, so long as no Event of Default shall have occurred and be continuing, any such transfer described in this paragraph shall be made in consultation with the Issuer and the Guarantors.

On the last day of the Initial Extension Period, the Issuer shall apply all funds on deposit in the Note Debt Service Account pursuant to the Issuer Accounts Agreement to repay the remaining outstanding principal amount of the Notes, together with interest accrued thereon and any other amounts payable under the Notes.

If, on the last day of the Initial Extension Period, the aggregate amounts available on deposit in the Issuer’s Note Debt Service Account and the Guarantor Collateral Accounts (less the amounts necessary to pay all Operation and Maintenance Expenses and all Obligations coming due prior to the end of the Initial Extension Period) is less than the outstanding principal of and accrued interest on the Notes due on the last day of the Initial Extension Period, the final maturity date of the Notes shall be automatically extended for an additional period of six-months following the end of the Initial Extension Period, such additional extension period being referred to as the “Second Extension Period.”

Upon a transfer of title to the Facilities as a result of an extension of the Original Maturity Date pursuant to this Section (iii), the Trustee shall apply all of the net proceeds from such transfer to repay all of the then outstanding Obligations. If after the application of all such net proceeds all of the then outstanding Obligations have been repaid in full, then the Trustee shall promptly transfer any remaining balance of such net proceeds to an account of the Guarantor that was the owner of the applicable Facilities, nominated by such Guarantor in writing to the Trustee and all the Liens on the Collateral other than the Facilities shall be promptly released pursuant to the terms of the Indenture.

iv. INTEREST. The Issuer promises to pay interest on the principal amount of this Note at 5.25 % per annum commencing on the Issue Date until, but not including, the Original Maturity Date. The Issuer will pay interest semi-annually in arrears on May 30 and November 30 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided further that the first Interest Payment Date shall be November 30, 2011.

The Issuer will pay interest on the principal amount of this Note during the Initial Extension Period (if any) at a rate per annum equal to the rate set forth on the face of this Note multiplied by 1.5 and during the Second Extension Period (if any) at a rate per annum equal to the rate set forth on the face of this Note multiplied by 1.75.

The Issuer will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, at the rate equal to 2.0% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful; it being understood, for the avoidance of doubt, that no such additional interest shall accrue with respect to any Shortfall Principal Amount deferred as described in Section ii.

If the Issuer elects to defer any Shortfall Principal Amount due on any Semi-Annual Payment Date, such Shortfall Principal Amount will (i) accrue interest at the per annum rate then applicable to the Notes and (ii) be due and payable on the next succeeding Semi-Annual Payment Date, together with any interest accrued pursuant to clause (i).

Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

v. METHOD OF PAYMENT. The Issuer will pay interest on the Notes (except defaulted interest) to the Persons who are registered Holders of Notes at the close of business on the May 30 or November 30 next preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, if any, and interest at the office or agency of the Issuer maintained for such purpose or, at the option of the Paying Agent, payment of interest may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium on, all Global Notes and all other Notes the Holders of which will have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

vi. PAYING AGENT AND REGISTRAR. Initially, Deutsche Bank Trust Company Americas, the Trustee under the Indenture, will act as Paying Agent and Registrar and Deutsche Bank Luxemburg S.A. will act as Luxembourg Paying Agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer may act in any such capacity.

vii. INDENTURE. The Issuer issued the Notes under an Indenture dated as of July 27, 2011 (the “Indenture”) among the Issuer, the Guarantors, the Collateral Agent, the Trustee and the Luxembourg Paying Agent. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling. The Notes are secured obligations of the Issuer limited to $700.0 million in aggregate principal amount.

viii. OPTIONAL REDEMPTION.

(a) At any time prior to November 30, 2016, the Issuer may on any one or more occasions redeem the Notes, at its option, in whole or in part, at a “make-whole” redemption price equal to the greater of (i) 101% of the principal amount of the Notes being redeemed and (ii) the present value at such redemption date of all required interest and principal payments on such Notes through the final maturity date (excluding accrued but unpaid interest to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points; plus in each case any accrued and unpaid interest and Additional Amounts, if any, on such Notes to, but excluding, the redemption date, as calculated by the Independent Investment Banker.

Any redemption of Notes by the Issuer pursuant to this Section (viii)(a) will be subject to either (A) there being at least U.S.$150.0 million in aggregate principal amount of Notes outstanding after such redemption or (B) the Issuer redeeming all of the then-outstanding principal amount of the Notes.

“Comparable Treasury Issue” shall mean the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining period until the final maturity date of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining period until the final maturity date of the Notes.

“Independent Investment Banker” shall mean one of the Reference Treasury Dealers appointed by the Issuer.

“Comparable Treasury Price” shall mean, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” shall mean Santander Investment Securities, Inc., HSBC Securities (USA) Inc., Citigroup Global Markets Inc. or their respective affiliates which are primary United States government securities dealers and not less than two other leading primary United States government securities dealers in New York City reasonably designated by the Issuer; provided that if any of the foregoing cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), the Issuer will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” shall mean, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked price for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 pm New York time on the third Business Day preceding such redemption date.

“Treasury Rate” shall mean, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

(b) On any Semi-Annual Payment Date occurring in November 2016 or at any time thereafter until (but not including) the Semi-Annual Payment Date occurring in November 2017, the Issuer may redeem all, but not less than all, of the Notes, at a redemption price equal to 101% of the then outstanding principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(c) On any Semi-Annual Payment Date occurring in November 2017 or at any time thereafter, the Issuer may redeem all, but not less than all, of the Notes, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(d) If as a result of any change in or amendment to the applicable Laws of a Relevant Jurisdiction, or any amendment to or change in an official interpretation, administration or application of such Laws (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment or change in official position becomes effective on or after the Issue Date or on or, with respect to a successor, after the date a successor assumes the obligations under the Notes, the Issuer, the Guarantors or any successor have or will become obligated to pay Additional Amounts, the Issuer may, at its option, redeem all, but not less than all, of the Notes, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, to, but excluding, the applicable redemption date, upon publication of irrevocable notice not less than 30 days nor more than 60 days prior to the applicable redemption date; provided that no notice of such redemption may be given earlier than 60 days prior to the earliest date on which the Issuer, the Guarantors or any successor would, but for such redemption, be obligated to pay the Additional Amounts. Notwithstanding the foregoing, the Issuer shall not have the right to so redeem the Notes unless: (i) it has used commercially reasonable efforts to avoid the obligation to pay Additional Amounts; and (ii) it has complied with all applicable Laws to legally effect such redemption; provided, however, that for this purpose commercially reasonable efforts shall not include, without limitation, any change in the Issuer’s or any successor’s, corporate form, jurisdiction of incorporation or organization or location of its principal executive or registered office. In the event that the Issuer elects to so redeem the Notes, it will deliver to the Trustee: (1) a certificate of an Authorized Officer of the Issuer stating that the Issuer is entitled to redeem the Notes pursuant to the indenture and setting forth a statement of facts showing that the condition or conditions precedent to the right of the Issuer to so redeem have occurred or been satisfied; and (2) an opinion of counsel to the effect that the Issuer has or will become obligated to pay Additional Amounts and that all governmental approvals necessary for the Issuer to effect the redemption have been obtained and are in full force and effect.

ix. MANDATORY REDEMPTION. If, as of the Note Proceeds Account Release Date, (i) the Existing Project Finance Obligations are not repaid or purchased by the Issuer in full or (ii) all funds on deposit in the Note Proceeds Account are not released, then the Issuer shall instruct the Collateral Agent to disburse all funds then held on deposit in the Note Proceeds Account to the Trustee and redeem the maximum principal amount of Notes, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date (subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date) that may be redeemed with the funds then held on deposit in the Note Proceeds Account, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

x. OFFERS TO PURCHASE.

(a) A Holder may tender all or any portion of its Notes pursuant to an Offer to Purchase; provided that, to the extent any Holder tenders less than all of its Notes, any Note that is not tendered must be for a minimum denomination of $200,000; provided, further, that any portion of a Note tendered pursuant to an Offer to Purchase must be in a multiple of $1,000 principal amount.

(b) On the Offer Purchase Date, the purchase price specified in the written offer will become due and payable on each Note accepted for purchase pursuant to the Offer to Purchase, and interest on Notes purchased pursuant to such Offer to Purchase will cease to accrue on and after the Offer Purchase Date.

(c) If (i) the Issuer makes an Offer to Purchase for less than all of the outstanding Notes and (ii) Notes in an aggregate principal amount in excess of the purchase amount specified in the written offer are tendered and not withdrawn pursuant to the Offer to Purchase, then the Issuer will purchase Notes having an aggregate principal amount equal to the purchase amount specified on the written offer on a pro rata basis; provided that adjustments shall be made so that only Notes in multiples of $1,000 principal amount will be purchased.

(d) Any Offer to Purchase shall be made by the Issuer in compliance with Rule 14e-1 under the Exchange Act (to the extent applicable) and all other applicable Laws, and the procedures set forth in the Indenture shall be deemed to be modified as necessary to permit such compliance. The Issuer and Guarantors shall additionally obtain all necessary consents and approvals from any Governmental Authority for any required remittance of funds outside of any jurisdiction in connection with any Offer to Purchase pursuant to the Indenture.

(e) Notwithstanding anything herein to the contrary, the Issuer shall not be required to make an Offer to Purchase pursuant to the terms of Section 3.09, 4.10(c), 4.15 or 4.19(b) of the Indenture if (i) a third party makes an offer to purchase Notes in the manner, at the times and otherwise in compliance with the requirements set forth in Section 3.09 of the Indenture applicable to an Offer to Purchase made by the Issuer and such third party purchases all Notes properly tendered and not withdrawn by the Holders thereof under such offer to purchase or (ii) if notice of redemption for all outstanding Notes has been given pursuant to Section 3.07 or 3.08 of the Indenture, unless and until there is a default in payment of the applicable redemption price.

xi. NOTICE OF REDEMPTION. At least 30 days but not more than 60 days before a redemption date, the Issuer will mail or cause to be mailed, by first class mail, postage prepaid, a notice of redemption to the Trustee and to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture pursuant to Articles 8 or 12 thereof. Notes in denominations larger than $2,000 may be redeemed in part but only in amounts of $200,000 or whole multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed.

xii. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $200,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Neither the Issuer nor the Registrar will be required (i) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of Notes for redemption under Section 3.02 of the Indenture and ending at the close of business on the day of selection; (ii) to register the transfer of or to exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part; or (iii) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

xiii. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

xiv. AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture, the Notes, the Note Guarantees and the other Financing Documents may be amended or supplemented with the consent of the Holders (or in the case of the Collateral Agent, if applicable, at the direction of the Trustee acting on such Holders’ consent) of at least a majority in aggregate principal amount of the then outstanding Notes voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and, subject to Sections 6.04 and 6.07 of the Indenture, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes). Without the consent of any Holder of a Note, the Indenture, the Notes, the Note Guarantees and the other Financing Documents may be amended or supplemented to cure any ambiguity, defect or inconsistency in a manner that does not materially and adversely affect the rights of any Holder, to evidence and provide for the acceptance of an appointment of a successor Trustee, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for any Note Guarantee, to secure the Notes or to confirm and evidence the release, termination or discharge of any Note Guarantee of or Lien on Collateral Securing the Notes when such release, termination or discharge is permitted by the Indenture, to given effect to any Permitted Reorganization or Existing Project Finance Loan Purchase to the extent permitted by the Indenture, or to make any other change that does not materially and adversely affect the rights under the Indenture of any Holder or to conform the text of the Indenture to any provision of the “Description of Notes” section of the Offering Circular.

xv. DEFAULTS AND REMEDIES. Events of Default are set forth in Section 6.01 of the Indenture. In the case of an Event of Default specified in clause (v) or (vi) of Section 6.01 of the Indenture, with respect to the Issuer or the Guarantor, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

If any Event of Default occurs and is continuing and is known to a responsible officer of the Trustee, the Trustee will send notice of the Event of Default to each Holder within 90 days after it occurs, unless the Event of Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the Trustee in good faith determine that withholding the notice is in the interest of the Holders.

Except as otherwise provided in this Indenture, the Majority Holders by written notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an Offer to Purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. The Majority Holders by written notice to the Issuer and to the Trustee may, on behalf of all of the Holders, rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by the declaration of acceleration, have been cured or waived; and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Issuer is required to deliver to the Trustee within 120 days after the end of each fiscal year commencing with the fiscal year ending December 31, 2011, an Officers’ Certificate regarding compliance with the Indenture, and the Issuer is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee an Officers’ Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

xvi. TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its Affiliates, as if it were not the Trustee. However, in the event that the Trustee or the Collateral Agent acquires any conflicting interest it must eliminate such conflict within 90 days or resign.

xvii. NO RECOURSE AGAINST OTHERS. A director, officer, employee, incorporator or stockholder of the Issuer or either the Guarantor, as such, will not have any liability for any obligations of the Issuer or either Guarantor under the Notes, the Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the U.S. Securities and Exchange Commission that such a waiver is against public policy.

xviii. AUTHENTICATION. This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

xix. ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

xx. CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

xxi. GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE, THIS NOTE, AND THE NOTE GUARANTEE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture and/or any of the other Financing Documents. Requests may be made to:

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street, MS NYC 60-2710

New York, NY 10005

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone No.: 201-593-2966

Facsimile No.: 732-578-4636

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint
to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10(c), 4.15 or 4.19(b) of the Indenture, check the appropriate box below:

☐ Section 4.10(c)	☐ Section 4.15	☐ Section 4.19(b)

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.10(c), 4.15 or Section 4.19(b) of the Indenture, state the amount you elect to have purchased:

$

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE *

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Custodian

*	This schedule should be included only if the Note is issued in global form.

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

QGOG Atlantic / Alaskan Rigs Ltd.

Av. Presidente Antônio Carlos, 51 -5º, 6º e 7º andares

Rio de Janeiro/RJ – CEP: 20020-010

Brazil

Attention: Guilherme Lima

Telephone No.: +55 21 3231-2500

Facsimile No.: +55 21 2262-3020

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street, MS NYC 60-2710

New York, NY 10005

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone No.: 212-250-8452

Facsimile No.: 732-578-4636

Re: QGOG Atlantic / Alaskan Rigs Ltd. 5.25% Senior Secured Notes Due 2018

Reference is hereby made to the Indenture, dated as of July 27, 2011 (the “Indenture”), among QGOG Atlantic / Alaskan Rigs Ltd., as issuer (the “Company”), Star International Drilling Limited and Alaskan Star Ltd., as guarantors (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                             , (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $          in such Note[s] or interests (the “Transfer”), to                                          (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1. ☐ Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Restricted Definitive Note pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

2. ☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Restricted Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the

Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is being made prior to the expiration of the Restricted Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser) and the interest so transferred will be held immediately thereafter through Euroclear or Clearstream. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Restricted Definitive Note and in the Indenture and the Securities Act.

3. ☐ Check and complete if Transferee will take delivery of a beneficial interest in the IAI Global Note or a Restricted Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

(a) ☐ such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

(b) ☐ such Transfer is being effected to the Issuer or a subsidiary thereof;

or

(c) ☐ such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

or

(d) ☐ such Transfer is being effected to an Institutional Accredited Investor and pursuant to an exemption from the registration requirements of the Securities Act other than Rule 144A, Rule 144, Rule 903 or Rule 904, and the Transferor hereby further certifies that it has not engaged in any general solicitation within the meaning of Regulation D under the Securities Act and the Transfer complies with the transfer restrictions applicable to beneficial interests in a Restricted Global Note or Restricted Definitive Notes and the requirements of the exemption claimed, which certification is supported by (1) a certificate executed by the Transferee in the form of Exhibit D to the Indenture and (2) an Opinion of Counsel provided by the Transferor or the Transferee (a copy of which the Transferor has attached to this certification), to the effect that such Transfer is in compliance with the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the IAI Global Note and/or the Restricted Definitive Notes and in the Indenture and the Securities Act.

4. ☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.

(a) ☐ Check if Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirement of the Securities Act.

(b) ☐ Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(c) ☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture.

(d) ☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

	(a)	☐ a beneficial interest in the:

		(i)	☐	144A Global Note, or

		(ii)	☐	Regulation S Global Note, or

		(iii)	☐	IAI Global Note; or

	(b)	☐ a Restricted Definitive Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

	(a)	☐ a beneficial interest in the:

		(i)	☐	144A Global Note, or

		(ii)	☐	Regulation S Global Note, or

		(iii)	☐	IAI Global Note; or

		(iv)	☐	Unrestricted Global Note; or

	(b)	☐ a Restricted Definitive Note; or

	(c)	☐ an Unrestricted Definitive Note,

in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

QGOG Atlantic / Alaskan Rigs Ltd.

Av. Presidente Antônio Carlos, 51 -5º, 6º e 7º andares

Rio de Janeiro/RJ – CEP: 20020-010

Brazil

Attention: Guilherme Lima

Telephone No.: +55 21 3231-2500

Facsimile No.: +55 21 2262-3020

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street, MS NYC 60-2710

New York, NY 10005

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone No.: 212-250-8452

Facsimile No.: 732-578-4636

Re: QGOG Atlantic / Alaskan Rigs Ltd. 5.25% Senior Secured Notes Due 2018

Reference is hereby made to the Indenture, dated as of July 27, 2011 (the “Indenture”), among QGOG Atlantic / Alaskan Rigs Ltd., as issuer (the “Company”), Star International Drilling Limited and Alaskan Star Ltd., as guarantors (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                             , (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $          in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1. Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note

(a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the

Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d) ☐ Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2. Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes

(a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

(b) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the [CHECK ONE] ☐ 144A Global Note, ☐ Regulation S Global Note, ☐ IAI Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT D

FORM OF CERTIFICATE FROM

ACQUIRING INSTITUTIONAL ACCREDITED INVESTOR

QGOG Atlantic / Alaskan Rigs Ltd.

Av. Presidente Antônio Carlos, 51 -5º, 6º e 7º andares

Rio de Janeiro/RJ – CEP: 20020-010

Brazil

Attention: Guilherme Lima

Telephone No.: +55 21 3231-2500

Facsimile No.: +55 21 2262-3020

Deutsche Bank Trust Company Americas

Trust & Securities Services

60 Wall Street, MS NYC 60-2710

New York, NY 10005

Attention: Project Finance Deal Manager – QGOG Atlantic/Constellation

Telephone No.: 212-250-8452

Facsimile No.: 732-578-4636

Re: QGOG Atlantic / Alaskan Rigs Ltd. 5.25% Senior Secured Notes Due 2018

Reference is hereby made to the Indenture, dated as of July 27, 2011 (the “Indenture”), among QGOG Atlantic / Alaskan Rigs Ltd., as issuer (the “Company”), Star International Drilling Limited and Alaskan Star Ltd., as guarantors (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as collateral agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

In connection with our proposed purchase of $          aggregate principal amount of:

(a) ☐ a beneficial interest in a Global Note, or

(b) ☐ a Definitive Note,

we confirm that:

1. We understand that any subsequent transfer of the Notes or any interest therein is subject to certain restrictions and conditions set forth in the Indenture and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes or any interest therein except in compliance with, such restrictions and conditions and the Securities Act of 1933, as amended (the “Securities Act”).

2. We understand that the offer and sale of the Notes have not been registered under the Securities Act, and that the Notes and any interest therein may not be offered or sold except as permitted in the following sentence. We agree, on our own behalf and on behalf of any accounts for which we are acting as hereinafter stated, that if we should sell the Notes or any interest therein, we will do so only (A) to the Issuer or any subsidiary thereof, (B) in accordance with Rule 144A under the Securities Act to a “qualified institutional buyer” (as defined therein), (C) to an institutional “accredited investor” (as defined below) that, prior to such transfer, furnishes (or has furnished on its behalf by a U.S. broker-dealer) to you and to the Issuer a signed letter substantially in the form of this letter and an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such transfer is in compliance with the Securities Act, (D) outside the United States in accordance with Rule 904 of Regulation S under the Securities Act, (E)

D-1

pursuant to the provisions of Rule 144(k) under the Securities Act or (F) pursuant to an effective registration statement under the Securities Act, and we further agree to provide to any Person purchasing the Definitive Note or beneficial interest in a Global Note from us in a transaction meeting the requirements of clauses (A) through (E) of this paragraph a notice advising such purchaser that resales thereof are restricted as stated herein.

3. We understand that, on any proposed resale of the Notes or beneficial interest therein, we will be required to furnish to you and the Issuer such certifications, legal opinions and other information as you and the Issuer may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We further understand that the Notes purchased by us will bear a legend to the foregoing effect.

4. We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes, and we and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

5. We are acquiring the Notes or beneficial interest therein purchased by us for our own account or for one or more accounts (each of which is an institutional “accredited investor”) as to each of which we exercise sole investment discretion.

You and the Issuer are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

[Insert Name of Accredited Investor]

By:
Name:
Title:

Dated:

D-2

EXHIBIT E

FORM OF NOTATION OF GUARANTEE

For value received, the Guarantors (which term includes any successor Person under the Indenture) has unconditionally guaranteed to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, and to the Trustee, Collateral Agent and their respective successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Issuer hereunder or thereunder, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of July 27, 2011 (the “Indenture”), among QGOG Atlantic / Alaskan Rigs Ltd., as issuer (the “Company”), Star International Drilling Limited and Alaskan Star Ltd., as guarantors (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as collateral agent, (a) the due and punctual payment of the principal of, premium, if any, and interest on, the Notes, whether at Stated Maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of and interest on the Notes, if any, if lawful, any Additional Amounts required to be paid in connection with certain taxes, and the due and punctual performance of all other Obligations of the Issuer to the Holders, the Trustee or the Collateral Agent under the Notes or the Indenture, all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise.

The obligations of the Guarantor to the Holders of Notes, the Trustee, the Collateral Agent and their respective successors and assigns pursuant to the Note Guarantees and the Indenture are expressly set forth in Article 11 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantees.

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

The foregoing provisions are intended as an inducement to the Lenders under the Credit Agreement to extend credit to the Borrower and such Lenders are intended third party beneficiaries of such provisions.

[NAME OF GUARANTOR(S)]

By:
Name:
Title:

E-1

EXHIBIT 10.1

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

among

CONSTELLATION OVERSEAS LTD.,

CIPEF CONSTELLATION COINVESTMENT FUND, L.P. ,

and

CIPEF V CONSTELLATION HOLDING, L.P.,

Dated as of June 15, 2010

i

(continued)

ii

REGISTRATION RIGHTS AGREEMENT

This Agreement, dated as of June 15, 2010, is made among CONSTELLATION OVERSEAS LTD., a company incorporated in the British Virgin Islands (the “Company”), CIPEF CONSTELLATION COINVESTMENT FUND, L.P. (“Capital 1”), a limited partnership organized under the laws of Delaware, CIPEF V CONSTELLATION HOLDING, L.P. (“Capital 2”), a limited partnership organized under the laws of Delaware, (each of CAPITAL 1 and CAPITAL 2 is referred to herein individually as an “Investor” and together with Capital 1 and Capital 2, acting in all cases as a single block for purposes of any decisions to be taken by the Investors pursuant to this Agreement, the “Investors”).

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used in this Agreement without definition shall have the following respective meanings (and any capitalized term that is used herein and not defined herein shall have the meaning therefor set forth in the Shareholders’ Agreement):

“Affiliate” means, with respect to any Person (as defined below), any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Law” means, with respect to any Person, all provisions of laws, statutes, rules, regulations, permits or certificates of any Governmental Authority (as defined below) applicable to such Person or any of its assets or property, and all judgments, injunctions, orders and decrees of any Governmental Authorities in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

“BMFBovespa” means BM&FBovespa Stock Exchange (BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros).

“Business Day” means any day, other than a Saturday, a Sunday or a day on which banks located in New York, New York or Rio de Janeiro, Brazil are authorized or required by Applicable Law to close.

“Capital 1” has the meanings set forth in the Preamble.

“Capital 2” has the meanings set forth in the Preamble.

1

“Closing Date” means the date on which the closing of the issuance, subscription and payment of the Shares subscribed for pursuant to the Subscription Agreement, dated as of April 13, 2010 by and among the Company, Timbauba International Ltd., Guararapes International Ltd., Skycrest Overseas Inc., Capital 1 and Capital 2, as may be amended, occurs.

“Company” has the meaning set forth in the Preamble.

“Company Holdback Period” has the meaning set forth in Section 4.2.

“Company Indemnitee” has the meaning set forth in Section 7.2.

“Demand Registration” means a registration pursuant to Sections 2.1, 2.2 or 2.3.

“Equity Securities” means, with respect to any Person, common shares, ordinary shares, preferred shares and any other equity securities of such Person, however described and whether voting or non-voting, including securities convertible or exchangeable into, and options, warrants, preemptive rights, equity participation rights or other rights to acquire, subscribe for or receive any equity securities of such Person, or any other securities the yield on which is determined in whole or in part by reference to earnings, revenues or other financial performance of such Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC (as defined below) promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

“Follow On Registration” has the meaning set forth in Section 2.2.

“Follow On Registration Request” has the meaning set forth in Section 2.2.

“Governmental Authority” means any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States, Brazil, the British Virgin Islands or any other applicable country or any state, province, municipality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

“Initial Registration” has the meaning set forth in Section 2.1.

“Initial Registration Request” has the meaning set forth in Section 2.1.

“Investment Bank” means an investment bank with relevant expertise in public offerings of companies in Brazil and/or international offerings of companies engaged in the same industry as the Company.

“Investor” and “Investors” have the meaning set forth in the Preamble.

2

“Investor Indemnitee” has the meaning set forth in Section 7.1.

“Lead Investment Bank” means the book-runner(s) for the transaction.

“New York Courts” has the meaning set forth in Section 9.8.

“NYSE” means the New York Stock Exchange.

“Party” means a party to this Agreement from time to time.

“Person” means any individual, partnership, joint venture, association, joint stock company, an unincorporated organization, a corporation, a limited liability company, a limited liability partnership, a trust, an incorporated organization and a court or governmental agency or instrumentality or any other entity.

“Piggyback Registration” has the meaning set forth in Section 3.1.

“Primary Shares” has the meaning set forth in Section 2.1.

“Public Offering” shall mean any public offering of the Company’s shares pursuant to a registration statement approved in accordance with Applicable Law that results in a listing of such shares (or depositary receipts representing such shares, provided that Applicable Law then in force permits the Shareholders to deposit their Shares into the depositary receipt program to include them in such offering and at any time after such offering (and to redeem the depositary receipt and receive the underlying Shares)) on, at the Company’s discretion, the BMFBovespa, the New York Stock Exchange or the London Stock Exchange; provided, however, that a Public Offering shall not include an offering made in connection with an employee benefit plan.

“Qualified IPO” shall mean a Public Offering arranged by one or more Investment Banks in which the Investment Bank acting as lead arranger is selected by the Company with the consent of the Investors, not to be unreasonably withheld, and that results in gross proceeds equivalent to not less than US$500 million.

“Registrable Securities” means (i) any common shares issued by the Company and held by any Investor or (ii) any common shares that are issued or issuable directly or indirectly with respect to the securities referred to in clause (i) by way of conversion or exchange thereof or share dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular shares constituting Registrable Securities, such shares will cease to be Registrable Securities when they have been (x) effectively registered under the Securities Act and disposed of in accordance with the applicable Registration Statement (as defined below), (y) sold to the public through a broker, dealer or market maker pursuant to Rule 144 or other exemption from the registration requirements of the Securities Act, or (z) have been transferred to a Person that is not an Investor.

“Registration Expenses” has the meaning set forth in Article VI.

3

“Registration Statement” means the prospectuses and other documents filed with the SEC (or other applicable Governmental Authority, as the case may be) to effect a registration under the Securities Act (or other Applicable Laws or regulations).

“SEC” means, at any time, the Securities and Exchange Commission or any other federal agency at such time administering the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shareholder” means any Person holding Shares.

“Shareholders Agreement” means the Shareholders Agreement of the Company, dated as of June 15, 2010 by and among the Company, Timbauba International Ltd., Guararapes International Ltd., Skycrest Overseas Inc., Capital 1 and Capital 2, as may be amended.

“Shares” shall mean the ordinary shares of the Company, US$1.00 par value per share.

“Short-Form Registrations” has the meaning set forth in Section 2.3.

“Short-Form Registration Request” has the meaning set forth in Section 2.3.

“Subsidiary” shall mean, with respect to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly and (ii) any partnership, association, joint venture or other entity in which such Person directly or indirectly has more than a 50% equity interest

“Suspension Period” has the meaning set forth in Section 2.5.

1.2 Terms Generally. The words “hereby”, “herein”, “hereof”, “hereunder” and words of similar import refer to this Agreement as a whole (including any Schedules hereto) and not merely to the specific article, section, paragraph or clause in which such word appears. All references herein to Articles, Sections and Schedules shall be deemed references to Articles and Sections of, and Schedules to, this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The definitions given for terms in this Article I and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined.

1.3 Headings. The section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

4

1.4 Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Applicable Law, but if any provision of this Agreement shall be prohibited by or invalid under Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

1.5 Governing Language. Should this Agreement be translated into any language other than English, the English version will control and prevail on any question of interpretation or otherwise.

ARTICLE II

RIGHT TO DEMAND REGISTRATION AND SALE

2.1 Initial Demand Registration. If a Qualified IPO has not occurred on or prior to the sixth anniversary of the Closing Date, the Investors shall at any time thereafter have the right to request that the Company take all such action as may be required under Applicable Law to allow (x) the listing of its Equity Securities of the same class as the Registrable Securities on the BMFBovespa or the NYSE, as determined by the Company after consultation with the Investors, and (y) the registration and sale in a Public Offering of (i) up to 66% of the Registrable Securities then held by the Investors plus (ii) newly issued Equity Securities of the same class as the Registrable Securities (“Primary Shares”) representing up to 5% of the outstanding Equity Securities of the Company immediately preceding such offering (an “Initial Registration”). The Investors shall consider prevailing market conditions and their effect on the Company in determining whether and when to exercise their rights to request an Initial Registration. The Investors shall exercise their rights to request an Initial Registration by delivering to the Company a written notice (an “Initial Registration Request”) specifying the approximate number of Registrable Securities and Primary Shares requested to be offered, and the proposed method or methods of offering and disposition of such Registrable Securities and Primary Shares. The Investors may withdraw an Initial Registration Request without prejudice to its right to make a new Initial Registration Request in the future, (i) with the consent of the Company, (ii) upon a material adverse change in the condition, business or prospects of the Company different from that known to the Investors at the time of the Initial Registration Request, (iii) upon receipt of advice from the manager or underwriter of any underwritten offering that, in its opinion, the Registrable Securities to be included in the offering cannot be sold in such offering within a price range acceptable to the Investors, (iv) if the Registration Statement relating to any such required registration is not declared effective within 180 days of the date such registration statement is first filed, (v) if, within 180 days after the registration relating to any such required registration has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other applicable governmental agency or court for any reason (except for stop orders, injunctions and other orders resulting primarily from actions of the Investors) and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the Investors’ reasonable satisfaction within 90 days, or (vi) if the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to any such requested registration are not

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satisfied (other than as a result of a default or breach thereunder by the Investors). The Company will not be required to effect a registration pursuant to this Section 2.1 unless the number of Registrable Securities requested to be included in the Initial Registration Request is reasonably expect to result in gross proceeds to the Investors of at least US$100 million.

2.2 Follow On Registrations. Following the Initial Registration, and subject to Section 2.4, the Investors shall have the right to request on up to two separate occasions that the Company effect the registration of all or a part of any remaining Registrable Securities (a “Follow On Registration”). The Investors shall exercise their rights to require a Follow On Registration by delivering to the Company a written notice specifying approximate number of Registrable Securities requested to be registered, and the intended method or methods of offering and disposition of such Registrable Securities (a “Follow On Registration Request”); provided that any such Follow On Registration shall be listed on the same exchange as the Initial Demand Registration, except to the extent otherwise agreed by the Company. The Investors may withdraw any Follow On Registration Request, without such request counting for purposes of the limitation on registrations set forth above, (i) with the consent of the Company, (ii) upon a material adverse change in the condition, business or prospects of the Company different from that known to the Investors at the time of the Follow On Registration Request, (iii) upon receipt of advice from the manager or underwriter of any underwritten offering that, in its opinion, the Registrable Securities to be included in the offering cannot be sold in such offering within a price range acceptable to the Investors, (iv) if the Registration Statement relating to any such required registration is not declared effective within 180 days of the date such registration statement is first filed, (v) if, within 180 days after the registration relating to any such required registration has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason (except for stop orders, injunctions and other orders resulting primarily from actions of the Investors) and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the Investors’ reasonable satisfaction within 90 days, or (vi) if the conditions to closing specified in the underwriting agreement or purchase agreement entered into in connection with the registration relating to any such requested registration are not satisfied (other than as a result of a default or breach thereunder by the Investors). Promptly after its receipt of a Follow On Registration Request, the Company will use its reasonable commercial efforts to register, in accordance with the provisions of this Agreement, such Registrable Securities as have been requested to be registered in the Follow On Registration Request.

2.3 Short-Form Registrations. In the event that the Company’s Equity Securities are listed or registered in the United States, the Company will use its reasonable commercial efforts to qualify for registration on Form F 3 or any comparable or successor form or forms or any similar short-form registration (“Short-Form Registrations”). In addition to the Demand Registrations provided pursuant to Section 2.1 and 2.2 above, the Investors will also be entitled to request at any time and from time to time an unlimited number of Short Form Registrations (a “Short Form Registration Request”), if available to the Company, with respect to the Registrable Securities then held by the Investors.

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2.4 Priority on Demand Registrations. The Company may include securities other than Registrable Shares in a Demand Registration for any accounts (including for the account of the Company) on the terms provided below. If the managing underwriters of any such Demand Registration advise the Company that, in their opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company will include in such registration or prospectus (i) first, the Registrable Securities specified to be included in such registration (allocated among the Investors pro rata on the basis of their respective holdings of Registrable Securities, unless otherwise agreed by the Investors), (ii) second, the Primary Shares requested to be included in the Initial Registration and (iii) third, securities proposed to be included in such registration by the Controlling Shareholders (or their respective Affiliates) and any additional Primary Shares to be sold by the Company allocated among such Persons in such manner as the Company may determine.

2.5 Restrictions on Demand Registrations. The Company will not be obligated to effect more than one Demand Registration (as defined below) in any six (6) month period. The Company may postpone for a reasonable period of time not to exceed a sum total of 120 days in any twelve month period (divisible in any manner, subject to the restrictions specified herein) the filing (but not the preparation) or suspend its efforts to cause the effectiveness of a Registration Statement for a Demand Registration, or request that the Investors do not commence or cease selling Registrable Securities pursuant to a Registration Statement (a “Suspension Period”) if (i) the Company concludes based on written advice of counsel that such Demand Registration would require public disclosure of a pending material corporate development or other event that has not yet been publicly disclosed and based on a good faith determination of the board of directors of the Company, such disclosure would be materially prejudicial to the interests of the Company, or (ii) the Investment Bank selected pursuant to Section 2.6 of this Agreement shall have advised the Company and the Investors stating that market conditions are not favorable for the offering being proposed; provided in each case that (A) in such event, the Investors will be entitled to withdraw their notice of required registration and, if such notice is withdrawn, such Demand Registration will not count as one of the permitted Demand Registrations hereunder and the Company will pay, to the fullest extent permitted by Applicable Law, all Registration Expenses in connection with such withdrawn registration and (B) the Company shall not exercise any rights of postponement more than one time in any three-month period nor more than two times in any twelve-month period. In addition, the Company will not be obligated to effect a Demand Registration if at the time of the Initial Registration Request, Follow On Registration Request or Short Form Registration Request, as the case may be, the Company is pursuing a primary or secondary offering pursuant to a Piggyback Registration; provided, that the Company may delay effecting a Demand Registration for no more than 90 days in any 360-day period.

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2.6 Selection of Underwriters. If in connection with a Demand Registration, the Investors intend to distribute the Registrable Securities by means of an underwritten offering, one of the Lead Investment Banks shall be designated by the Investors subject to the consent of the Company, not to be unreasonably withheld. In addition, in connection with a Demand Registration, the Investors shall be entitled to select one of the joint book-runners in such offering without the Company’s approval.

2.7 Demand Registration Expenses. The Registration Expenses will be paid by the Company in all Demand Registrations whether or not any registration or prospectus becomes effective or final.

ARTICLE III

PIGGYBACK REGISTRATIONS

3.1 Right to Piggyback. Whenever the Company proposes to register any of its securities, whether or not for sale for its own account (other than pursuant to a Demand Registration or a registration under the Securities Act on Form F–4, S 4 or S 8 or any successor or similar forms, or other forms required under the applicable jurisdiction), and the registration form to be filed may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to the Investors of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written notice of requirement for inclusion therein from any Investor within five (5) Business Days after the receipt by such Investor of the Company’s notice in the case that the Company intends to effect a “bought deal” or “overnight transaction” pursuant to such registration where no preliminary prospectus is used and, in all other cases within twelve (12) Business Days after the receipt by such Investor of the Company’s notice. Each Investor may withdraw its Registrable Securities from the related Piggyback Registration by giving written notice to the Company and the managing underwriter, if any, on or before the 30th day prior to the planned effective date of the related Piggyback Registration.

3.2 Piggyback Registration Expenses. The Registration Expenses will be paid by the Company in all Piggyback Registrations whether or not any registration or prospectus becomes effective or final.

3.3 Priority on Primary Registrations. If the managing underwriters of a Piggyback Registration advise the Company that, in their opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering (including an adverse effect on the per share offering price), the Company will include in such registration or prospectus (i) first, the securities the Company proposes to sell on a primary basis in such offering, and (ii) second, the Registrable Securities requested to be included in such registration by the Investors and other securities requested to be included by any other Shareholder of the Company in such registration on a pro-rata basis. The Company shall have the right to terminate or withdraw any registration initiated by it under this section prior to the effectiveness of such registration, whether or

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not any Shareholder has elected to include securities in such registration, and except pursuant to Section 3.2, the Company shall have no liability to any of the Shareholders in connection with such termination or withdrawal.

3.4 Priority on Other Registrations. If the managing underwriters of a Piggyback Registration advise the Company that, in their opinion, the number of securities specified to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering (including an adverse effect on the per share offering price), the Company will include in such registration, the Registrable Securities requested to be included in such registration by the Investors and other securities requested to be included in such registration on a pro-rata basis.

ARTICLE IV

HOLDBACK AGREEMENTS

4.1 Holdback by the Investors. Any Investor participating in a Demand Registration or a Piggyback Registration agrees (and agree to cause its Controlled Affiliates) not to sell, distribute, directly or indirectly (including sales pursuant to Rule 144 of the Securities Act) any other Equity Securities of the Company, or any securities, options or rights convertible into or exchangeable or exercisable for such securities, during the 20 days prior to and during the 180-day period beginning on, the effective date of a Demand Registration or a Piggyback Registration (except as part of such registration) unless a longer period is required by law (or the rules of the securities exchange on which the Registrable Securities will be listed) or the underwriters managing the offering otherwise agree to a shorter period.

4.2 Holdback by the Company. The Company agrees (i) not to effect any public sale or distribution of its Equity Securities, or any securities convertible into or exchangeable or exercisable for such securities, during the 20 days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration or underwritten Piggyback Registration (except as part of such offering or pursuant to registrations under the Securities Act on Form F–4, S 4 or S 8 or any successor or similar forms) (the “Company Holdback Period”), unless a longer period is required by law (or the laws of the securities exchange on which the Registrable Securities will be listed) or the underwriters managing the public offering otherwise agree to a shorter period, and (ii) to agree not to effect any sale or distribution (including sales pursuant to Rule 144 of the Securities Act) of any such securities during such period (except as part of such offering, if otherwise permitted).

ARTICLE V

REGISTRATION PROCEDURES

5.1 Actions by the Company. Whenever the Investors have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall take the actions specified below, when applicable, and shall otherwise use its reasonable commercial efforts to effect the registration and sale of such Registrable Securities in

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accordance with the intended method of disposition thereof (and in compliance with all applicable rules and regulations of the SEC and other Applicable Law, including with respect to corporate governance). Without limiting the generality of the foregoing, the Company will, as expeditiously as possible:

(a) prepare and (within 90 days after receipt by the Company of the Initial Registration Request, Follow On Registration Request or a Short Form Registration Request) file a Registration Statement with respect to such Registrable Securities, make all other required filings, and thereafter use its reasonable commercial efforts to cause such Registration Statement to become effective as promptly as practicable, provided, that before filing a Registration Statement or any amendments or supplements thereto, the Company will furnish to the Investors and the Investors’ counsel copies of all such documents, such counsel shall have a reasonable opportunity to review and comment on such documents before they are filed, and the Investors shall have the opportunity to object to any information pertaining to the Investors that is contained therein, and the Company will make any changes reasonably requested by the Investors with respect to such information prior to filing any such documents;

(b) prepare and file with the SEC such amendments and post-effective amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of 90 days from the date of effectiveness thereof, or such shorter period as will terminate when all of the securities covered by such Registration Statement have been sold by the Investor set forth in such Registration Statement, and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such Registration Statement;

(c) furnish copies of all documents proposed to be filed with the SEC in connection with such registration to (i) counsel selected by the Investors, and which counsel may or may not be counsel to the Company, and (ii) the Investors (or in the case of the initial filing of a registration statement, within five Business Days of such initial filing) and such documents shall be subject to the review of such counsel;

(d) furnish to the Investors, without charge, such number of copies of such Registration Statement and each amendment and supplement thereto, including each preliminary prospectus, final prospectus, all exhibits of documents filed therewith and such other documents as the Investors may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Investors;

(e) subject to Section 5.1, use its reasonable commercial efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Investors reasonably request and do any and

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all other acts and things which may be necessary to enable the Investors to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Investors, provided, that the Company will not be required to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;

(f) use its reasonable commercial efforts to cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies, authorities or self-regulatory bodies as may be necessary to enable the Investors to consummate the disposition of such Registrable Securities in accordance with the intended method or methods of disposition thereof;

(g) promptly notify the Investors, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, prepare and furnish to the Investors a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(h) notify the Investors (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to such registration statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose and (iv) of its receipt of notice of the suspension of the qualification of such securities for offering or sale in any jurisdiction in which securities are being offered or are proposed to be offered, or of the institution of any proceedings for any of such purposes;

(i) use its reasonable commercial efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, use its reasonable commercial efforts to cause all such Registrable Securities to be listed on the BMFBovespa or the NYSE;

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(j) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of, or date of final receipt for, such Registration Statement;

(k) enter into such customary agreements (including underwriting agreements with customary provisions) and take all such other actions as the Investors or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(l) make reasonably available for inspection by the Investors, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Investors or any such underwriter, all financial and other records, pertinent corporate documents and documents relating to the business of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by the Investors or any such underwriter, attorney, accountant or agent in connection with such Registration Statement, provided, that the Investors shall use their commercially reasonable efforts to (i) cause each such underwriter, attorney, accountant or other agent to enter into a confidentiality agreement in form and substance customary for such transaction and otherwise reasonably acceptable to the Company and (ii) minimize the disruption to the Company’s business in connection with the foregoing;

(m) otherwise use its reasonable commercial efforts to comply with all applicable rules and regulations of applicable securities regulations;

(n) in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of its receipt of notice of any order suspending or preventing the use of any related prospectus or ceasing trading or suspending the qualification of any securities included in such Registration Statement for sale in any jurisdiction in which such securities are being offered or are proposed to be offered, the Company will use its reasonable commercial efforts to promptly obtain the withdrawal of such order;

(o) take such other actions as the Investors or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for and participating in such customary number of “road shows” and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition (subject to such requests being made upon reasonable prior notice and subject to reasonable scheduling and reasonable locations);

(p) provide customary comfort letters, addressed to the underwriters, dated the date of the underwriting agreement for such offering and brought down to the closing date of such offering, signed by the Company’s independent public accountants who have issued an audit report on the Company’s financial statements included in the Registration Statement in customary form and covering such matters of the type customarily covered by accountants’ comfort letters;

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(q) provide legal opinions of the Company’s outside counsel, addressed to the underwriters, dated the date of the closing of the underwriting agreement for such offering, in customary form and covering such matters of the type customarily covered by legal opinions of such nature; and

(r) furnish to the Investors and the underwriters such information and assistance as they may reasonably request in connection with customary “due diligence” investigations.

As a condition to its registration of Registrable Securities of the Investors, the Company may require the Investors to furnish to the Company such information regarding the Investors, ownership of the Investors, their ownership of Registrable Securities and the disposition of such Registrable Securities as the Company may from time to time reasonably request in writing and as shall be required by law in connection therewith. The Investors agree to furnish promptly to the Company all information required to be disclosed in order to make the information previously furnished to such Company by the Investors complete and correct in all material respects.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, which refers to any Investor by name, or otherwise identifies any Investor as the holder of any Registrable Securities, without the consent of the Investors, such consent not to be unreasonably withheld, delayed or conditioned, unless such disclosure is required by law.

5.2 Actions by the Investors. The Investors agree that:

(a) upon being advised in writing by the Company of the occurrence of an event pursuant to Section 5.1(f), the Investors will immediately discontinue (and direct any other Persons making offers or sales of Registrable Securities to immediately discontinue) offers and sales of Registrable Securities pursuant to any Registration Statement (other than those pursuant to a plan that is in effect prior to such time and that complies with Rule 10b5-1 of the Exchange Act) until they are advised in writing by the Company that the use of the prospectus may be resumed and is furnished with a supplemented or amended prospectus as contemplated by Section 5.1(f), and, if so directed by the Company, the Investors will deliver to the Company all copies, other than permanent file copies then in the Investors’ possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice;

(b) they will (A) notify the Company of the occurrence of any event as a result of which the prospectus included in a prospectus included in such Registration Statement contains an untrue statement of a material fact regarding the Investors or omits a material fact necessary to make the statements therein

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regarding the Investors, in light of the circumstances under which they were made, not misleading, and (B) provide the Company with such information as may be required to enable the Company to prepare a supplement or post-effective amendment to any such registration statement or a supplement to such prospectus.

(c) they will, and will cause their officers, directors, employees, legal counsel, accountants, financial advisors and other representatives to, hold in strict confidence any material nonpublic information received by them pursuant to this Agreement, including without limitation any material nonpublic information included in any Registration Statement or prospectus or any amendments or supplements thereto proposed to be filed with the SEC (until such registration statement or prospectus has been filed), provided that this Section 5.2(c) shall not apply to any information which (i) is requested or required to be released (by deposition, interrogatory, requests for information or documents by a governmental entity, subpoena or similar process), (ii) is or becomes publicly known without a breach of this or any other agreement to which the Investors have knowledge, (iii) is or becomes available to the Investors on a non-confidential basis from a source other than the Company, provided that such source is not known by the Investors to be bound by confidentiality obligations or similar duties, or (iv) the Investors can demonstrate was independently developed by the Investors.

5.3 Listing in Brazil. The Registrable Securities may be sold through a public offering in Brazil on BMFBovespa. The Parties intend that the provisions of this Agreement, including the rights of the Investors to cause Demand Registrations and participate in Piggyback Registrations, will apply, mutatis mutandis, with respect to public offering of securities in Brazil.

ARTICLE VI

REGISTRATION EXPENSES

Except as otherwise provided in this Agreement, all expenses incidental to performance by the Company of or compliance with this Agreement, including, without limitation, all expenses incident to performance by the Company of or compliance with any registration pursuant to this Agreement, including, without limitation, (a) registration, filing and FINRA fees, (b) fees and expenses of complying with securities or blue sky laws, (c) fees and expenses associated with listing securities on an exchange, (d) word processing, duplicating and printing expenses, (e) messenger and delivery expenses, (f) transfer agents’, trustees’, depositories’, registrars’ and fiscal agents’ fees, (g) fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or “cold comfort” letters and (h) reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities (all such fees and expenses being herein called “Registration Expenses”), will be borne by the Company. The Investors shall be solely responsible to bear the cost of (i) all underwriting discounts and commissions and stock transfer taxes associated with their sale of any Equity Securities, (ii) the fees and costs and disbursements of any legal counsel retained by the Investors and (iii) the cost of any comfort letter or legal opinion

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requested by the Investor in addition to those required to be provided pursuant to Section 5.1(n) or (o), respectively. In addition, the Company will pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and the expense of any annual audit or quarterly review.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Company. In connection with any Registration Statement in which any Investor is participating, the Company agrees to indemnify and hold harmless the Investors, their Affiliates and their respective officers and directors and each Person who controls (within the meaning of the Securities Act) the Investors (“Investor Indemnitee”) against, and pay and reimburse such Investor Indemnitee for any losses, claims, damages, liabilities, joint or several, to which such Investor Indemnitee may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (a) any untrue or alleged (in any legal proceeding or proceeding, inquiry or other action involving any Governmental Authority) untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or (b) any omission or alleged (in any legal proceeding or proceeding, inquiry or other action involving any Governmental Authority) omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will pay and reimburse such Investor Indemnitee for any legal or any other expenses actually and reasonably incurred by it in connection with investigating, defending or settling any such loss, clam, liability, action or proceeding; provided, however, that the Company shall not be so liable to any such Investor Indemnitee in any case to the extent that any loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, (x) in reliance upon, and in conformity with, written information prepared and furnished to the Company by such Investor Indemnitee expressly for use therein or (y) by such Investor Indemnitee’s failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished the Investors with a sufficient number of copies of the same. The Company, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to indemnification of the Investor Indemnitees.

7.2 Indemnification by the Investors. In connection with any Registration Statement in which any Investor is participating, such Investors shall indemnify and hold harmless the Company, its Affiliates, their respective directors and officers, each underwriter and each other Person who controls (within the meaning of the Securities Act) the Company (“Company Indemnitee”) against, and pay and reimburse such Company Indemnitee for any losses, claims, damages, liabilities, joint or several, to

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which any Company Indemnitee may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (a) any untrue or alleged (in any legal proceeding or proceeding, inquiry or other action involving any Governmental Authority) untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or (b) any omission or alleged (in any legal proceeding or proceeding, inquiry or other action involving any Governmental Authority) omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but, in each case only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, in reliance upon and in conformity with written information prepared and furnished to the Company by any Investor expressly for use therein, and such Investors will reimburse any Company Indemnitee for any legal or any other expenses actually and reasonably incurred by it in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided, that such Investor’s obligation to indemnify and hold harmless will be limited to the net amount of proceeds received by such Investor from the sale of Registrable Securities pursuant to such Registration Statement.

7.3 Notice of Losses, etc. Any Person entitled to indemnification hereunder will (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent; provided that the indemnifying party will not, without the indemnified party’s prior consent, settle or compromise any action or claim or consent to the entry of any judgment unless such settlement or compromise includes as an unconditional term thereof the release of the indemnified party from all liability, which release shall be reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

7.4 Survival of Indemnification. The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of the securities covered by the applicable Registration Statement and the expiration or termination of this Agreement.

7.5 Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnity provided for in Article VII is due in accordance

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with its terms but is, for any reason, held to be unavailable to or unenforceable by the Persons seeking to enforce such indemnity, or is enforceable on terms different from those set forth in Section 7.1 or 7.2 above (as the case may be), to the extent permitted by Applicable Law, the Company, the holders of Registrable Securities and any other holders of the Company’s securities who have participated in the applicable offering shall contribute to the aggregate of all liabilities of the nature contemplated in this Article VII and suffered or incurred by the indemnified party in such proportion as is appropriate to reflect the relative benefits to and faults of the indemnifying party on the one hand and the indemnified party on the other, in connection with the applicable offering taking into account the statements or omissions or alleged statements or omissions which resulted in such loss, claim, damage, liability, action, proceeding or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statements or omissions. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. No party shall be liable for contribution under this Section 7.5 except to the extent as such party would have been liable to indemnify under this Article VII if such indemnification were enforceable under Applicable Law.

ARTICLE VIII

CURRENT PUBLIC INFORMATION/PARTICIPATION IN REGISTRATION

(a) The Company will use its reasonable commercial efforts to file all reports required to be filed by it under the Securities Act and the Exchange Act, and the rules, regulations and policies adopted thereunder, at any time after it has become subject to such reporting requirements, and shall make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date on which it makes an offering of its securities to the general public.

(b) No Investor may participate in any registration hereunder unless such Investor (i) agrees to sell its Registrable Securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to the terms of any over-allotment or “green shoe” option requested by the managing underwriter(s), provided that no Investor will be required to sell more than the number of Registrable Securities that such Investor has requested the Company to include in any registration), (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, and (iii) cooperates with the Company’s reasonable requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by such Investor’s failure to cooperate, will not constitute a breach by the Company of this Agreement).

17

ARTICLE IX

MISCELLANEOUS

9.1 Specific Performance. The Parties hereby acknowledge and confirm that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and therefore agree that the terms of this Agreement shall be specifically enforceable.

9.2 No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to, the Investors in this Agreement.

9.3 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Investors.

9.4 Notices. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be sufficiently given or made if in writing and either delivered in person, by telecopy, by overnight courier or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Company, to:

c/o Queiroz Galvão Óleo e Gás S.A.

Attn. Guilherme Lima

Av. Presidente Antonio Carlos, 51 - 5º Andar, Centro

Rio de Janeiro - RJ

CEP: 20020-010

Brazil

Facsimile: + 55 (21) 3231-2595

If to the Investors, to:

c/o Capital International Research, Inc.

3 Place des Bergues

1201 Geneva, Switzerland

Attn. Guilherme Lins

Facsimile: (41 22) 732-6273

18

with copies to:

Capital International, Inc.

11100 Santa Monica Boulevard

15th Floor

Los Angeles, CA 90025

Attn.: Legal Department

Facsimile: (310) 996-6161

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attn. Gregory V. Gooding, Esq.

Facsimile: (212) 521-7870

or to such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, telecopied or faxed (unless telecopied or faxed on a day which is not a Business Day, in which case delivery shall be deemed to have been given the next Business Day), the next Business Day after deposit with an overnight courier service and three Business Days after deposit in the mail if sent by registered or certified mail.

9.5 Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto without the prior written consent of the Company and the Investors, as the case may be, and any attempt to assign any right, remedy, obligation or liability hereunder without such consent shall be void, except an assignment, in the case of a merger or consolidation where such party is not the surviving entity, or a sale of substantially all of its assets, to the entity which is the survivor of such merger or consolidation or the purchaser in such sale; provided, that any Investor may assign all or a portion of its rights, interests or obligations under this agreement to any Permitted Transferee of such Investor without the prior written consent of the Company.

9.6 No Third-Party Beneficiaries. Nothing contained in this Agreement, expressed or implied, is intended to confer upon any person or entity other than the Company and the Investors, any benefits, rights or remedies (except as specified in Article VII hereof).

9.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.8 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates,

19

employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Agreement), and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.9 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof.

[the remainder of this page left intentionally blank]

20

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in four originals of identical form and content, along with the two witnesses below:

CONSTELLATION OVERSEAS LTD.

By:	/s/ Antonio Augusto de Queiroz Galvao
Name: Antonio Augusto de Queiroz Galvao
Title: Director

Signature Page to Registration Rights Agreement

CIPEF CONSTELLATION COINVESTMENT FUND, L.P.

By:	/s/ Naomi H. Kobayashi
Name: Naomi H. Kobayashi
Title: Authorized Signatory

Signature Page to Registration Rights Agreement

CIPEF V CONSTELLATION HOLDING, L.P.

By:	/s/ Naomi H. Kobayashi
Name: Naomi H. Kobayashi
Title: Authorized Signatory

Signature Page to Registration Rights Agreement

Witnesses

1. -	/s/ Paula Vasconcellos Da Costa
Name: Paula Vasconcellos Da Costa
ID.: M 7859209 ISSP-MG

2. -	/s/ Bruno Gomes De Botton
Name: Bruno Gomes De Botton
ID.: 09268097-4 IFR-RJ

Signature Page to Registration Rights Agreement

EXHIBIT 10.2

EXECUTION COPY

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (“Agreement”), dated as of April 30, 2012, is entered into by and among (w) CONSTELLATION OVERSEAS LTD., a company incorporated in the British Virgin Islands (“Company Assignor”), (x) QGOG CONSTELLATION S.A., a company incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 40, avenue Monterey L - 2163 Luxembourg, registered with the register of commerce and companies of Luxembourg (“RCS”) under registration number B163.424 (the “Company Assignee”), (y) CIPEF CONSTELLATION COINVESTMENT FUND, L.P., a limited partnership organized under the laws of Delaware (“Original Capital 1”), CIPEF V CONSTELLATION HOLDING, L.P., a limited partnership organized under the laws of Delaware (“Original Capital 2” and, together with Original Capital 1, the “Investor Assignors”) and (z) CONSTELLATION COINVESTMENT S.à.r.l, a company organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 5 Rue Guillaume Kroll, L-I882 Luxembourg, registered with the RCS under registration number B167.337 (“Capital 1”) and CONSTELLATION HOLDING S.à.r.l, a company organized under the laws of the Grand Duchy of Luxembourg, having its registered office at 5 Rue Guillaume Kroll, L-1882 Luxembourg, registered with the RCS under registration number B167.333 (“Capital 2” and, together with Capital 1, the “Investor Assignees”).

WHEREAS, the Company Assignor and the Investor Assignors are party to a Registration Rights Agreement, dated June 15, 2010 (the “Registration Rights Agreement”);

WHEREAS, the Company Assignor and Investor Assignors are willing to transfer and assign to the Company Assignee and the Investor Assignees, and the Company Assignee and the Investor Assignees are willing to assume, subject to the terms and conditions set forth herein, all of their respective rights, obligations and responsibilities, as applicable, arising from or in connection with the Registration Rights Agreement;

Now, therefore, in consideration of the foregoing and of the representations, warranties, and covenants set forth herein, the parties agree as follows:

1.	Assignment

1.1	As of the date hereof, the Company Assignor hereby assigns and transfers to the Company Assignee, and the Company Assignee hereby accepts and assumes from the Company Assignor, all of the Company Assignor’s rights, obligations and responsibilities under the Registration Rights Agreement.

1.2	As of the date hereof, the Investor Assignors hereby assign and transfer to the Investor Assignees, and the Investor Assignees hereby accept and assume from the Investor Assignor, all of the Investor Assignors’ rights, obligations and responsibilities under the Registration Rights Agreement.

2.	Counterparts

2.1	This Agreement is executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same Agreement.

3.	Governing Law

3.1	All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the first date written above.

CONSTELLATION OVERSEAS LTD.

By:	/s/ Leduvy de Pina Gouvea Filho
Name: Leduvy de Pina Gouvea Filho
Title: Director and Chief Executive Officer

By:	/s/ Luis Alberto Andres
Name: Luis Alberto Andres
Title: Chief Operating Officer

3

CIPEF CONSTELLATION COINVESTMENT FUND, L.P.

By:	/s/ Nelson Lee
Name: Nelson Lee
Title: Authorized Signatory

[Signature Pages to Registration Rights Assignment and Assumption Agreement]

CIPEF V CONSTELLATION HOLDING, L.P.

By:	/s/ Nelson Lee
Name: Nelson Lee
Title: Authorized Signatory

[Signature Pages to Registration Rights Assignment and Assumption Agreement]

QGOG CONSTELLATION S.A.

By:	/s/ Onno Bouwmeister
Name: Onno Bouwmeister
Title: Authorized Signatory

6

CONSTELLATION COINVESTMENT S.à.r.l.,

Manager A

CIPEF V Global Management, LLC

By:	/s/ Nelson Lee
Name: Nelson Lee
Title: Authorized Signatory

Manager B

By:	/s/ Ingred Moinet
Name: Ingred Moinet
Title: Authorized Signatory

[Signature Pages to Registration Rights Assignment and Assumption Agreement]

CONSTELLATION HOLDINGS S.à.r.l.,

Manager A

CIPEF V Global Management, LLC

By:	/s/ Nelson Lee
Name: Nelson Lee
Title: Authorized Signatory

Manager B

By:	/s/ Ingred Moinet
Name: Ingred Moinet
Title: Authorized Signatory

[Signature Pages to Registration Rights Assignment and Assumption Agreement]

EXHIBIT 10.3

EXECUTION VERSION

CREDIT AGREEMENT

among

AMARALINA STAR LTD.,

as a Borrower,

LAGUNA STAR LTD.,

as a Borrower,

VARIOUS FINANCIAL INSTITUTIONS,

as Lenders

THE NORWEGIAN GOVERNMENT,

represented by

THE NORWEGIAN MINISTRY OF TRADE AND INDUSTRY,

as Lender

HSBC BANK USA, NATIONAL ASSOCIATION,

as Administrative Agent

and

HSBC BANK USA, NATIONAL ASSOCIATION,

as Collateral Agent

Dated as of March 27, 2012

Amaralina Star Drilling Unit Project and Laguna Star Drilling Unit Project

(i)

4.9	Taxes	37
4.10	Investment Company Act	37
4.11	Title; Security Documents	37
4.12	Environmental Matters	38
4.13	Subsidiaries	38
4.14	Intellectual Property	38
4.15	Project Documents	39
4.16	No Default	40
4.17	Compliance with Laws	40
4.18	Disclosure	40
4.19	Immunity	40
4.20	Transactions with Affiliates	41
4.21	Commercial Operation Dates; Change Orders	41
4.22	Single-Purpose Entities	41
4.23	Availability and Transfer of Foreign Currency	41
4.24	Sanctions	42

SECTION 5.	COVENANTS	42

5.1	Financial Statements and Other Information	42
5.2	Other Notices	45
5.3	Maintenance of Existence; Conduct of Business	47
5.4	Compliance with Laws	48
5.5	Payment of Taxes, Etc.	48
5.6	Accounting and Financial Management	49
5.7	Inspections; Auditors	49
5.8	Governmental Approvals	51
5.9	Insurance	51
5.10	Events of Loss	55
5.11	Application of Loss Proceeds	55
5.12	Limitation on Liens	57
5.13	Indebtedness	58
5.14	Leases	58
5.15	Investments; Subsidiaries	58
5.16	Distributions	59
5.17	Required Hedging Agreements	59
5.18	Financial Covenants	61
5.19	Transactions with Affiliates	61
5.20	Use of Proceeds; Capex Budget	62
5.21	Project Construction; Maintenance	62
5.22	Performance of Project Documents	64
5.23	Petrobras Assignment	64
5.24	Merger; Sales and Purchases of Assets	64
5.25	Amendment of Transaction Documents; Additional Project Documents; Change Orders; etc.	65
5.26	Environmental Compliance	69
5.27	Completion; Acceptance Tests	69

(ii)

5.28	ERISA	69
5.29	Certain Agreements	69
5.30	Security Documents	70
5.31	Prepayment of Indebtedness; Reduction of Commitments	71
5.32	Transfers of Equity Interests	71
5.33	Change in Name	72
5.34	Pari Passu	72
5.35	Payments to the Building Contractor	73
5.36	Intercompany Loan Agreements	73
5.37	“Know Your Customer” Checks	73
5.38	Registration; Classification	74
5.39	Title	74
5.40	Classification Society Undertaking	75
5.41	Arrest Prevention	75
5.42	Sanctions	75
5.43	LTV Ratio	75
5.44	Compliance with GIEK Guarantee Policies	75

SECTION 6.	PAYMENT PROVISIONS; FEES	76

6.1	Repayment of Principal	76
6.2	Voluntary Prepayments	76
6.3	Mandatory Prepayments	78
6.4	Maturity Date	82
6.5	Method and Place of Payment	82
6.6	Computations	83
6.7	Fees	83
6.8	GIEK Premium and Upfront Fee	84
6.9	Application of Payments; Sharing	84

SECTION 7.	EVENTS OF DEFAULT AND REMEDIES	85

7.1	Events of Default	85
7.2	Acceleration	90
7.3	Other Remedies	90

SECTION 8.	THE ADMINISTRATIVE AGENT	90

8.1	Appointment and Authorization	90
8.2	Delegation of Duties	91
8.3	Liability of the Administrative Agent	91
8.4	Reliance by the Administrative Agent	91
8.5	Notice of Default	92
8.6	Credit Decision	92
8.7	Indemnification of the Administrative Agent	93
8.8	Administrative Agent in its Individual Capacity	93
8.9	Successor Agents	93
8.10	Registry	94
8.11	Force Majeure	94

(iii)

8.12	Delivery of Information	94
8.13	Incorporation by Reference	95

SECTION 9.	MISCELLANEOUS	95

9.1	Costs and Expenses	95
9.2	Indemnity	96
9.3	Notices	97
9.4	Benefit of Agreement	98
9.5	No Waiver; Remedies Cumulative	98
9.6	No Third Party Beneficiaries	99
9.7	Reinstatement	99
9.8	No Immunity	99
9.9	Judgment Currency	99
9.10	The Joint Lead Arrangers	100
9.11	Counterparts	100
9.12	Amendment or Waiver	100
9.13	Assignments, Participations, etc.	101
9.14	Survival	104
9.15	WAIVER OF JURY TRIAL	105
9.16	Right of Set-off	105
9.17	Severability	105
9.18	Domicile of Loans	105
9.19	Governing Law; Submission to Jurisdiction	105
9.20	Complete Agreement	106
9.21	Patriot Act	107
9.22	English Language	107
9.23	Parallel Debt	107
9.24	Disclosure of Information	107
9.25	Subrogation	108

APPENDICES:

Appendix A	—	Defined Terms and Rules of Interpretation
Appendix B-1	—	Amaralina Star Bank Tranche Principal Payments
Appendix B-2	—	Amaralina Star MTI Tranche Principal Payments
Appendix B-3	—	Laguna Star Bank Tranche Principal Payments
Appendix B-4	—	Laguna Star MTI Tranche Principal Payments
Appendix C	—	Insurance Provisions
Appendix D	—	Queiroz Galvão Family Group Structure Chart

SCHEDULES:

Schedule 4.2	—	Financing-Related Filings, Etc.
Schedule 4.3	—	Capitalization
Schedule 4.6	—	Governmental Approvals

(iv)

EXHIBITS:

Exhibit A	—	Form of Notice of Borrowing
Exhibit B-1	—	Form of Bank Tranche Note
Exhibit B-2	—	Form of MTI Tranche Note
Exhibit C	—	Form of Independent Engineer’s Certificate
Exhibit D-1	—	Form of Borrower Completion Certificate
Exhibit D-2	—	Form of Independent Engineer Completion Certificate
Exhibit E	—	Form of Consent Agreement
Exhibit F	—	Form of Assignment and Acceptance
Exhibit G	—	Form of Transfer of Partnership Interest
Exhibit H	—	Form of Operator Assignment Agreement
Exhibit I	—	Form of Compliance Certificate

ANNEXES:

Annex I	—	Commitments
Annex II	—	Applicable Lending Offices

(v)

CREDIT AGREEMENT (this “Agreement”), dated as of March 27, 2012, among (i) AMARALINA STAR LTD., a business company incorporated under the laws of the British Virgin Islands, (ii) LAGUNA STAR LTD., a business company incorporated under the laws of the British Virgin Islands (together with Amaralina Star Ltd., the “Borrowers”, and each, a “Borrower”), (iii) the financial institutions from time to time party hereto as Lenders, (iv) THE NORWEGIAN GOVERNMENT, represented by THE NORWEGIAN MINISTRY OF TRADE AND INDUSTRY, with registered offices at Akersgaten 13, 0158 Oslo, c/o Innovasjon Norge, Norway (“MTI”), (v) HSBC BANK USA, NATIONAL ASSOCIATION, a national banking association organized under the laws of the United States of America, as Administrative Agent, and (vi) HSBC BANK USA, NATIONAL ASSOCIATION, a national banking association organized under the laws of the United States of America, as Collateral Agent.

W I T N E S S E T H

WHEREAS Amaralina Star Ltd. has been incorporated and organized as a business company under the laws of the British Virgin Islands to arrange the construction, completion, ownership and operation of the Amaralina Star Drilling Unit, all as more fully described in the Amaralina Star Project Documents, to be chartered to Petrobras under the Amaralina Star Charter Agreement;

WHEREAS Laguna Star Ltd. has been incorporated and organized as a business company under the laws of the British Virgin Islands to arrange the construction, completion, ownership and operation of the Laguna Star Drilling Unit, all as more fully described in the Laguna Star Project Documents, to be chartered to Petrobras under the Laguna Star Charter Agreement;

WHEREAS Amaralina Star Ltd. has entered into the Amaralina Star Building Contract relating to the construction of the Amaralina Star Drilling Unit;

WHEREAS Laguna Star Ltd. has entered into the Laguna Star Building Contract relating to the construction of the Laguna Star Drilling Unit;

WHEREAS in order to enable the Borrowers to pay certain Project Costs, each Borrower has requested the Lenders to provide the credit facilities described herein; and

WHEREAS the Lenders are willing to provide the credit facilities described herein upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

SECTION 1. DEFINITIONS AND RULES OF INTERPRETATION

1.1 Defined Terms. Except as otherwise expressly provided herein, capitalized terms used in this Agreement and its Schedules and Exhibits shall have the respective meanings assigned to such terms in Appendix A hereto.

1.2 Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Appendix A hereto shall apply to this Agreement.

1.3 Accounting Principles. Except as otherwise provided in this Agreement, all computations and determinations as to financial matters, and all financial statements to be delivered by the Borrowers under this Agreement shall be made or prepared in accordance with IFRS (including principles of consolidation where appropriate) applied on a consistent basis (except to the extent approved or required by the independent public accountants certifying such statements and disclosed therein).

1.4 Currency. To the extent that the determination of compliance with any provision hereof or any other Financing Document (other than the Required Hedging Agreements) requires the conversion of Reais into Dollars or of Dollars into Reais, then such conversion shall be made based upon the Dollar Equivalent of the amount of Reais, or the Reais Equivalent of the amount of Dollars, as the case may be, as determined on the date of each new incurrence, creation, sale, transfer, disposition, expenditure or other similar event (each an “incurrence”), as the case may be, pursuant to the applicable provision (with all such items theretofore incurred to be recalculated based upon such conversion rate).

SECTION 2. AMOUNTS AND TERMS OF TRANCHES

2.1 The Tranches.

(a) Subject to and upon the terms and conditions set forth herein, each Amaralina Star Bank Tranche Lender severally agrees to make, from time to time during the Amaralina Star Bank Tranche Availability Period, loans (each an “Amaralina Star Bank Tranche Loan” and, collectively, the “Amaralina Star Bank Tranche Loans”) to Amaralina Star Ltd., which Amaralina Star Bank Tranche Loans shall (i) be made and maintained in Dollars, (ii) not exceed for any Amaralina Star Bank Tranche Lender, in aggregate principal amount, that amount which equals the Amaralina Star Bank Tranche Commitment of such Amaralina Star Bank Tranche Lender, and (iii) mature on the applicable Maturity Date.

(b) Subject to and upon the terms and conditions set forth herein, MTI agrees to make, from time to time during the Amaralina Star MTI Tranche Availability Period, loans (each an “Amaralina Star MTI Tranche Loan” and, collectively, the “Amaralina Star MTI Tranche Loans”) to Amaralina Star Ltd., which Amaralina Star MTI Tranche Loans shall (i) be made and maintained in Dollars, (ii) not exceed, in aggregate principal amount, that amount which equals the Amaralina Star MTI Tranche Commitment and (iii) mature on the applicable Maturity Date.
(c) Subject to and upon the terms and conditions set forth herein, each Laguna Star Bank Tranche Lender severally agrees to make, from time to time during the Laguna Star Bank Tranche Availability Period, loans (each a “Laguna Star Bank Tranche Loan” and, collectively, the “Laguna Star Bank Tranche Loans”) to Laguna Star Ltd., which Laguna Star Bank Tranche Loans shall (i) be made and maintained in Dollars, (ii) not exceed for any Laguna Star Bank Tranche Lender, in aggregate principal amount, that amount which equals the Laguna Star Bank Tranche Commitment of such Laguna Star Bank Tranche Lender, and (iii) mature on the applicable Maturity Date.

(d) Subject to and upon the terms and conditions set forth herein, MTI agrees to make, from time to time during the Laguna Star MTI Tranche Availability Period, loans (each a “Laguna Star MTI Tranche Loan” and, collectively, the “Laguna Star MTI Tranche Loans”) to Laguna Star Ltd., which Laguna Star MTI Tranche Loans shall (i) be made and maintained in Dollars, (ii) not exceed, in aggregate principal amount, that amount which equals the Laguna Star MTI Tranche Commitment and (iii) mature on the applicable Maturity Date.

(e) The Loans are available only on the terms and conditions specified hereunder, and once repaid, in whole or in part, at maturity or by prepayment, may not be reborrowed in whole or in part.

(f) Amaralina Star Ltd. agrees that the Amaralina Star Bank Tranche Loans will be applied only to finance:

(i) interest, fees and premiums accruing on each tranche of the Amaralina Star Bank Tranche Loans during the Amaralina Star Bank Tranche Availability Period specified herein for each such tranche;

(ii) other Amaralina Star Project Costs;

provided that the aggregate principal amount of the Amaralina Star Bank Tranche Loans shall not exceed two hundred ninety-seven million seven hundred eleven thousand three hundred fifty-one Dollars ($297,711,351) unless such amount is increased pursuant to Section 2.1(h)(i) or reduced pursuant to Section 2.1(h)(ii), as the case may be.

(g) Amaralina Star Ltd. agrees that the Amaralina Star MTI Tranche Loans will be applied only to finance:

(i) interest, fees and premiums accruing on each tranche of the Amaralina Star MTI Tranche Loans during the Amaralina Star MTI Tranche Availability Period specified herein for each such tranche;

(ii) Amaralina Star Project Costs in an amount not to exceed 80% of the Amaralina Star Eligible Norwegian Contract Expenditures Amount;

provided that the aggregate principal amount of the Amaralina Star MTI Tranche Loans shall not exceed one hundred seventy-five million Dollars ($175,000,000) unless such amount is increased pursuant to Section 2.1(i)(i) or reduced pursuant to Section 2.1(i)(ii), as the case may be.

(h) The amount applicable under Section 2.1(f):

(i) shall be increased upon receipt by the Administrative Agent of written notice from Amaralina Star Ltd. during the Amaralina Star Bank Tranche Availability Period to the extent necessary to pay interest accruing on the Amaralina Star Bank Tranche Loans during the Amaralina Star Bank Tranche Availability Period; provided that (x) in no event shall such increase exceed fifteen million Dollars ($15,000,000) and (y) the amount applicable under Section 2.1(j) shall be deemed decreased by the amount of any such increase; and

(ii) shall be deemed decreased by the amount of any increase of the amount set forth in Section 2.1(j) pursuant to Section 2.1(l).

(i) The amount applicable under Section 2.1(g):

(i) shall be increased upon receipt by the Administrative Agent of written notice from Amaralina Star Ltd. during the Amaralina Star MTI Tranche Availability Period to the extent necessary to pay interest accruing on the Amaralina Star MTI Tranche Loans during the Amaralina Star MTI Tranche Availability Period; provided that (x) in no event shall such increase exceed eight million seven hundred fifty thousand Dollars ($8,750,000) and (y) the amount applicable under Section 2.1(k) shall be deemed decreased by the amount of any such increase; and

(ii) shall be deemed decreased by the amount of any increase of the amount set forth in Section 2.1(k) pursuant to Section 2.1(m).

(j) Laguna Star Ltd. agrees that the Laguna Star Bank Tranche Loans will be applied only to finance:

(i) interest, fees and premiums accruing on each tranche of the Laguna Star Bank Tranche Loans during the Laguna Star Bank Tranche Availability Period specified herein for each such tranche;

(ii) other Laguna Star Project Costs;

provided that the aggregate principal amount of the Laguna Star Bank Tranche Loans shall not exceed two hundred ninety-six million, one hundred fifty-two thousand seventy-four Dollars ($296,152,074) unless such amount is increased pursuant to Section 2.1(l)(i) or reduced pursuant to Section 2.1(l)(ii), as the case may be.

(k) Laguna Star Ltd. agrees that the Laguna Star MTI Tranche Loans will be applied only to finance:

(i) interest, fees and premiums accruing on each tranche of the Laguna Star MTI Tranche Loans during the Laguna Star MTI Tranche Availability Period specified herein for each such tranche;

(ii) Laguna Star Project Costs in an amount not to exceed 80% of the Laguna Star Eligible Norwegian Contract Expenditures Amount;

provided that the aggregate principal amount of the Laguna Star MTI Tranche Loans shall not exceed one hundred seventy-five million Dollars ($175,000,000) unless such amount is increased pursuant to Section 2.1(m)(i) or reduced pursuant to Section 2.1(m)(ii), as the case may be.

(l) The amount applicable under Section 2.1(j):

(i) shall be increased upon receipt by the Administrative Agent of written notice from Laguna Star Ltd. during the Laguna Star Bank Tranche Availability Period to the extent necessary to pay interest accruing on the Laguna Star Bank Tranche Loans during the Laguna Star Bank Tranche Availability Period; provided that (x) in no event shall such increase exceed fifteen million Dollars ($15,000,000) and (y) the amount applicable under Section 2.1(f) shall be deemed decreased by the amount of any such increase; and

(ii) shall be deemed decreased by the amount of any increase of the amount set forth in Section 2.1(f) pursuant to Section 2.1(h).

(m) The amount applicable under Section 2.1(k):

(i) shall be increased upon receipt by the Administrative Agent of written notice from Laguna Star Ltd. during the Laguna Star MTI Tranche Availability Period to the extent necessary to pay interest accruing on the Laguna Star MTI Tranche Loans during the Laguna Star MTI Tranche Availability Period; provided that (x) in no event shall such increase exceed eight million seven hundred fifty thousand Dollars ($8,750,000) and (y) the amount applicable under Section 2.1(g) shall be deemed decreased by the amount of any such increase; and

(ii) shall be deemed decreased by the amount of any increase of the amount set forth in Section 2.1(g) pursuant to Section 2.1(i).

(n) The Parties agree that (i) the obligations of each of the Financing Parties hereunder are several and not joint and no Financing Party shall be responsible for the failure of any other Financing Party to satisfy its obligations hereunder or under any other Transaction Document and (ii) the rights and interests of each of the Financing Parties hereunder are several and the amounts due to each constitute a separate and independent debt.

(o) For the avoidance of doubt, the aggregate principal amount of the Amaralina Star Term Loans and the Laguna Star Term Loans shall not exceed nine hundred forty-three million eight hundred sixty-three thousand four hundred twenty-five Dollars ($943,863,425).

(p) Each Borrower shall also request a Disbursement of Bank Tranche Loans (in an amount not greater than (i) three million seventeen thousand eight hundred Dollars ($3,017,800), in the case of a request for Disbursement of Amaralina Star Bank Tranche Loans or (ii) five million five hundred thirty-nine thousand Dollars ($5,539,000), in the case of a request for Disbursement of Laguna Star Bank Tranche Loans) to be deposited in a sub-account within the Offshore Construction and Penalty Account in respect of such Borrower’s Drilling Unit created for such purpose to be utilized to pay applicable penalty amounts under the Charter Agreement in respect of such Borrower’s Drilling Unit, when due (as specified in clause (z) of the definition of “Amaralina Star Project Costs” or “Laguna Star Project Costs,” as the case may be) (the “Penalty Amounts”). No such utilization shall be made unless the relevant Borrower shall have provided to the Administrative Agent written evidence from Petrobras of the final amount due in respect of such penalties. In the event that either Borrower provides evidence satisfactory to the Lenders that all or a portion of the amounts deposited in the relevant sub-account within such Borrower’s Offshore Construction and Penalty Account pursuant to this Section 2.1(p) exceeds any Penalty Amounts payable by such Borrower due or to become due, such excess amount shall be applied by such Borrower to prepay the Term Loans owed by such Borrower in accordance with Sections 6.3(f) and (g).

2.2 Notice of Borrowing. Whenever either Borrower desires to make a Borrowing pursuant to Section 2.1, it shall give the Administrative Agent at its Notice Office at least four (4) Business Days’ prior written notice; provided, that any such notice shall be deemed to have been given on a certain day only if given before 11:00 a.m. (New York City time). Each such notice (a “Notice of Borrowing”) shall be irrevocable and shall be given by each Borrower substantially in the form of Exhibit A hereto, appropriately completed to specify (i) the aggregate principal amount of Amaralina Star Bank Tranche Loans, Laguna Star Bank Tranche Loans, Amaralina Star MTI Tranche Loans and/or Laguna Star MTI Tranche Loans, as the case may be, to be made pursuant to such Borrowing and (ii) the date of such Borrowing (which shall be a Business Day); provided, however, that no Notice of Borrowing shall be required to be delivered in connection with a Borrowing of Amaralina Star Bank Tranche Loans, Laguna Star Bank Tranche Loans, Amaralina Star MTI Tranche Loans or Laguna Star MTI Tranche Loans solely in respect of Amaralina Star Bank Tranche Eligible IDC, Laguna Star Bank Tranche Eligible IDC, Amaralina Star MTI Tranche Eligible IDC or Laguna Star MTI Tranche Eligible IDC, as the case may be. The Administrative Agent shall promptly give each Lender notice of the proposed Borrowing, of such Lender’s proportionate share thereof and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing.

2.3 Pro Rata Borrowings; Availability. Each Borrowing of Amaralina Star Term Loans (other than Borrowings of Amaralina Star Bank Tranche Loans to be utilized pursuant to Sections 2.1(f)(i), 2.5(b) or 2.1(p) and Borrowings of Amaralina Star MTI Tranche Loans to be utilized pursuant to Sections 2.1(g)(i) or 2.5(c)) shall be incurred ratably among the Amaralina Star Bank Tranche Unutilized Commitments and the Amaralina Star MTI Tranche Unutilized Commitments. Each Borrowing of Amaralina Star Bank Tranche Loans shall be incurred ratably among the Amaralina Star Bank Tranche Lenders based upon the amount of their respective Amaralina Star Bank Tranche Commitments. Each Borrowing of Laguna Star Term Loans (other than Borrowings of Laguna Star Bank Tranche Loans to be utilized pursuant to Sections 2.1(j)(i), 2.5(b) or 2.1(p) and Borrowings of Laguna Star MTI Tranche Loans to be utilized pursuant to Sections 2.1(k)(i) or 2.5(c)) shall be incurred ratably among the Laguna Star Bank Tranche Unutilized Commitments and the Laguna Star MTI Tranche Unutilized Commitments. Each Borrowing of Laguna Star Bank Tranche Loans shall be incurred ratably among the Laguna Star Bank Tranche Lenders based upon the amount of their respective Laguna Star Bank Tranche Commitments. It is agreed that each Lender shall be obligated to make the Loans provided to be made by it hereunder regardless of the failure of any other Lender to make a Loan hereunder. For the avoidance of doubt, the Borrowings of Amaralina Star Bank Tranche Loans to be utilized pursuant to Sections 2.1(f)((i), 2.5(b) or 2.1(p) shall be incurred ratably only among the Amaralina Star Bank Tranche Unutilized Commitments and the Borrowings of Laguna Star Bank Tranche Loans to be utilized pursuant to Sections 2.1(j)(i), 2.5(b) or 2.1(p) shall be incurred ratably only among the Laguna Star Bank Tranche Unutilized Commitments.

2.4 Minimum Amount and Maximum Number of Borrowings, etc.

(a) The aggregate principal amount of each Borrowing of Amaralina Star Term Loans (other than under Sections 2.1(f)(i), 2.1(g)(i), 2.5(b) or 2.5(c)) shall not be less than $10,000,000. The aggregate principal amount of each Borrowing of Laguna Star Term Loans (other than under Sections 2.1(j)(i), 2.1(k(i), 2.5(b) and 2.5(c)) shall not be less than $10,000,000.

(b) Amaralina Star Ltd. shall be limited to a maximum of one (1) Borrowing of Amaralina Star Term Loans per calendar month (other than Borrowings of Amaralina Star Bank Tranche Loans solely in respect of Amaralina Star Bank Tranche Eligible IDC and Amaralina Star MTI Tranche Loans solely in respect of Amaralina Star MTI Tranche Eligible IDC, to which such limitation shall not apply) and Laguna Star Ltd. shall be limited to a maximum of one (1) Borrowing of Laguna Star Term Loans per calendar month (other than Borrowings of Laguna Star Bank Tranche Loans solely in respect of Laguna Star Bank Tranche Eligible IDC and Laguna Star MTI Tranche Loans solely in respect of Laguna Star MTI Tranche Eligible IDC, to which such limitation shall not apply); provided that no Notice of Borrowing shall be given to the Administrative Agent sooner than five (5) Business Days after the immediately preceding Notice of Borrowing.

2.5 Disbursement of Funds.

(a) Subject to the terms and conditions hereof, (x) no later than 11:00 a.m. (New York City time) on the relevant Disbursement Date, each Lender (other than MTI) will make available, through such Lender’s Applicable Lending Office, its pro rata portion of the aggregate amount of the Loans requested to be made on such date, in Dollars and in immediately available funds at the Payment Office of the Administrative Agent and (y) no later than 10:00 a.m. (New York City time) and 5:00 p.m. (Oslo time) on the relevant Disbursement Date, MTI will provide to the Administrative Agent a copy of its irrevocable (SWIFT) instruction sent to its bank to make available its pro rata portion of the aggregate amount of the Loans requested to be made on such date, in Dollars and in immediately available funds at the Payment Office of the Administrative Agent on such date, and shall, prior to 10:00 a.m. (New York City time) and 5:00 p.m. (Oslo time) on such Disbursement Date, make available such pro rata portion in immediately available funds at the Payment Office of the Administrative Agent. The Administrative Agent will deposit the aggregate of the amounts so made available by the Lenders:

(i) in accordance with Section 2.5(b), in the case of Amaralina Star Bank Tranche Loans made for the payment of Amaralina Star Bank Tranche Eligible IDC, and in the case of Laguna Star Bank Tranche Loans made for the payment of Laguna Star Bank Tranche Eligible IDC;

(ii) in accordance with Section 2.5(c), in the case of Amaralina Star MTI Tranche Loans made for the payment of Amaralina Star MTI Tranche Eligible IDC, and in the case of Laguna Star MTI Tranche Loans made for the payment of Laguna Star MTI Tranche Eligible IDC;

(iii) into the Amaralina Star Offshore Construction and Penalty Account, in the case of Amaralina Star Term Loans (other than the Amaralina Star Bank Tranche Loans referred to in clause (i) and Amaralina Star MTI Tranche Loans referred to in clause (ii)); or

(iv) into the Laguna Star Offshore Construction and Penalty Account, in the case of Laguna Star Term Loans (other than the Laguna Star Bank Tranche Loans referred to in clause (i) and Laguna Star MTI Tranche Loans referred to in clause (ii)).

(b) In the event that Amaralina Star Ltd. has not submitted a Notice of Borrowing for Amaralina Star Bank Tranche Loans to be made for the payment of Amaralina Star Bank Tranche Eligible IDC due on an Interest Payment Date pursuant to Section 2.7 by 11:00 a.m. (New York City time) on the date falling four (4) Business Days prior to that Interest Payment Date, Amaralina Star Ltd. irrevocably and unconditionally authorizes and directs each Amaralina Star Bank Tranche Lender to apply the amount of its pro rata portion of the aggregate amount of the Amaralina Star Bank Tranche Loans, which are to be made for the payment of Amaralina Star Bank Tranche Eligible IDC due on such Interest Payment Date pursuant to Section 2.7, without the need for any further authority or direction from Amaralina Star Ltd. The Amaralina Star Bank Tranche Lenders will not be required to pay any such Amaralina Star Bank Tranche Loans to Amaralina Star Ltd., but shall apply the proceeds in payment of the Amaralina Star Bank Tranche Eligible IDC due on the relevant Interest Payment Date, and each Amaralina Star Bank Tranche Lender will be deemed to have advanced its pro rata portion of such Amaralina Star Bank Tranche Loans to Amaralina Star Ltd., and Amaralina Star Ltd. will be deemed to have paid, to the extent of such Amaralina Star Bank Tranche Loans made, the Amaralina Star Bank Tranche Eligible IDC due on the relevant Interest Payment Date. In the event that Laguna Star Ltd. has not submitted a Notice of Borrowing for Laguna Star Bank Tranche Loans to be made for the payment of Laguna Star Bank Tranche Eligible IDC due on an Interest Payment Date pursuant to Section 2.7 by 11:00 a.m. (New York City time) on the date falling four (4) Business Days prior to that Interest Payment Date, Laguna Star Ltd. irrevocably and unconditionally authorizes and directs each Laguna Star Bank Tranche Lender to apply the amount of its pro rata portion of the aggregate amount of the Laguna Star Bank Tranche Loans, which are to be made for the payment of Laguna Star Bank Tranche Eligible IDC due on such Interest Payment Date pursuant to Section 2.7, without the need for any further authority or direction from Laguna Star Ltd. The Laguna Star Bank Tranche Lenders will not be required to pay any such Laguna Star Bank Tranche Loans to Laguna Star Ltd., but shall apply the proceeds in payment of the Laguna Star Bank Tranche Eligible IDC due on the relevant Interest Payment Date, and each Laguna Star Bank Tranche Lender will be deemed to have advanced its pro rata portion of such Laguna Star Bank Tranche Loans to Laguna Star Ltd., and Laguna Star Ltd. will be deemed to have paid, to the extent of such Laguna Star Bank Tranche Loans made, the Laguna Star Bank Tranche Eligible IDC due on the relevant Interest Payment Date. Notwithstanding anything herein to the contrary, nothing in this Section 2.5(b) shall limit the right of the Bank Tranche Lenders to withhold making any Bank Tranche Loans for the payment of Eligible IDC if an Event of Default has occurred and is continuing or any other condition precedent set forth in Section 3.2 has not been satisfied.

(c) In the event that Amaralina Star Ltd. has not submitted a Notice of Borrowing for Amaralina Star MTI Tranche Loans to be made for the payment of Amaralina

Star MTI Tranche Eligible IDC due on an Interest Payment Date pursuant to Section 2.7 by 11:00 a.m. (New York City time) on the date falling four (4) Business Days prior to that Interest Payment Date, Amaralina Star Ltd. irrevocably and unconditionally authorizes and directs MTI to apply the amount of the Amaralina Star MTI Tranche Loans, which are to be made for the payment of Amaralina Star Bank Tranche Eligible IDC due on such Interest Payment Date pursuant to Section 2.7, without the need for any further authority or direction from Amaralina Star Ltd. MTI will not be required to pay any such Amaralina Star MTI Tranche Loans to Amaralina Star Ltd., but shall apply the proceeds in payment of the Amaralina Star MTI Tranche Eligible IDC due on the relevant Interest Payment Date, and MTI will be deemed to have advanced such Amaralina Star MTI Tranche Loans to Amaralina Star Ltd., and Amaralina Star Ltd. will be deemed to have paid, to the extent of such Amaralina Star MTI Tranche Loans made, the Amaralina Star MTI Tranche Eligible IDC due on the relevant Interest Payment Date. In the event that Laguna Star Ltd. has not submitted a Notice of Borrowing for Laguna Star MTI Tranche Loans to be made for the payment of Laguna Star MTI Tranche Eligible IDC due on an Interest Payment Date pursuant to Section 2.7 by 11:00 a.m. (New York City time) on the date falling four (4) Business Days prior to that Interest Payment Date, Laguna Star Ltd. irrevocably and unconditionally authorizes and directs MTI to apply the amount of the Laguna Star MTI Tranche Loans, which are to be made for the payment of Laguna Star Bank Tranche Eligible IDC due on such Interest Payment Date pursuant to Section 2.7, without the need for any further authority or direction from Laguna Star Ltd. MTI will not be required to pay any such Laguna Star MTI Tranche Loans to Laguna Star Ltd., but shall apply the proceeds in payment of the Laguna Star MTI Tranche Eligible IDC due on the relevant Interest Payment Date, and MTI will be deemed to have advanced such Laguna Star MTI Tranche Loans to Laguna Star Ltd., and Laguna Star Ltd. will be deemed to have paid, to the extent of such Laguna Star MTI Tranche Loans made, the Laguna Star MTI Tranche Eligible IDC due on the relevant Interest Payment Date.

2.6 Evidence of Obligations and Notes.

(a) Each Lender will maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender as a result of the Loans of such Lender, including the amounts of principal, interest and other amounts payable and paid to such Lender from time to time under this Agreement and any Notes delivered to such Lender. The entries made by each Lender pursuant to the foregoing sentence shall constitute prima facie evidence of the existence and amounts of Obligations payable and paid to such Lender from time to time under this Agreement and any such Notes; provided, however, that the failure of any Lender to maintain such account or accounts, or any error therein, shall not in any manner affect the obligations of the Borrowers to repay or pay the Loan made by such Lender, accrued interest thereon and the other Obligations of the Borrowers to such Lender hereunder in accordance with the terms of this Agreement. Each Lender will advise each Borrower of the outstanding indebtedness hereunder to such Lender upon written request therefor.

(b) At the request of any Lender, each Borrower’s obligation to pay the principal of, and interest on, the Loans made by such Lender shall be evidenced by (i) in the case of Bank Tranche Loans, a promissory note duly executed and delivered by the relevant Borrower substantially in the form of Exhibit B-1 hereto with blanks appropriately completed in conformity herewith (each, a “Bank Tranche Note” and, collectively, the “Bank Tranche Notes”)

and (ii) in the case of MTI Tranche Loans, a promissory note duly executed and delivered by the relevant Borrower substantially in the form of Exhibit B-2 hereto with blanks appropriately completed in conformity herewith (an “MTI Tranche Note”).

(c) The Bank Tranche Note issued to any Bank Tranche Lender shall (i) be payable to the order of such Bank Tranche Lender, (ii) be dated on or about the Closing Date, (iii) be in a stated maximum principal amount equal to the relevant Bank Tranche Commitment of such Bank Tranche Lender subject to Section 2.1(f) and Section 2.1(j) and be payable in the outstanding principal amount of Bank Tranche Loans evidenced thereby, (iv) mature on the Maturity Date applicable to the relevant Bank Tranche Loan, (v) bear interest as provided in this Agreement, and (vi) be entitled to the benefits of this Agreement and the other Financing Documents.

(d) The MTI Tranche Note issued to MTI shall (i) be payable to the order of MTI, (ii) be dated on or about the Closing Date, (iii) be in a stated maximum principal amount equal to the relevant MTI Tranche Commitment subject to Section 2.1(g) and Section 2.1(k) and be payable in the outstanding principal amount of MTI Tranche Loans evidenced thereby, (iv) mature on the Maturity Date applicable to the relevant MTI Tranche Loan, (v) bear interest as provided in this Agreement, and (vi) be entitled to the benefits of this Agreement and the other Financing Documents.

2.7 Interest.

(a) Each Borrower agrees to pay interest in respect of the unpaid principal amount of each Loan from the date of Borrowing thereof until the maturity of such Loan (whether by acceleration or otherwise) at a rate per annum which shall, during each Interest Period applicable thereto, be equal to:

(i) for the MTI Tranche Loans, the sum of (x) LIBOR determined in accordance with Section 2.7(d) for such Interest Period, and (y) the Applicable Margin in respect of MTI Tranche Loans; provided that, simultaneously with the payment of such interest, each Borrower shall also pay the GIEK Premium as set forth in Section 6.8; provided further, that

(x) (A) the Applicable Margin in respect of the Amaralina Star MTI Tranche Loans shall be fixed during the period commencing on the date of this Agreement until the Maturity Date of the Amaralina Star Bank Tranche Loans (the “Amaralina Star MTI Tranche Fixed Margin Period”) and (B) the Applicable Margin in respect of the Laguna Star MTI Tranche Loans shall be fixed during the period commencing on the date of this Agreement until the Maturity Date of the Laguna Star Bank Tranche Loan (the “Laguna Star MTI Tranche Fixed Margin Period,” together with the Amaralina Star MTI Tranche Fixed Margin Period, the “MTI Tranche Fixed Margin Periods”);

(y) MTI may, in connection with the MTI Tranche Loans owed by either Borrower, no later than twenty (20) Business Days prior to the Interest Payment Date in respect of such MTI Tranche Loans falling nearest to the last day of the MTI Tranche Fixed Margin Period in respect of such MTI Tranche Loans (the “Margin Review Date”), provide to such Borrower a proposal for the Applicable Margin in respect of such MTI Tranche Loans for additional 27 months after the end of the relevant MTI Tranche Fixed Margin Period (the “New MTI Tranche Fixed Margin Period”). No later than fifteen (15) Business Days prior to the Interest Payment Date in respect of such MTI Tranche Loans falling nearest to the last day of the MTI Tranche Fixed Margin Period in respect of such MTI Tranche Loans, the relevant Borrower may accept or reject the Applicable Margin proposed by MTI. If the relevant Borrower rejects the Applicable Margin offered by MTI pursuant to the previous sentence, MTI’s Commitments in respect of the MTI Tranche Loans to be made to such Borrower shall terminate on the last day of the MTI Tranche Fixed Margin Period in respect of such MTI Tranche Loans and all MTI Tranche Loans made to such Borrower, all accrued and unpaid interest thereon and all other amounts owing to MTI by such Borrower under the Financing Documents shall become immediately due and payable on the last day of the MTI Tranche Fixed Margin Period in respect of such MTI Tranche Loans;

(z) If on the relevant Margin Review Date in respect of MTI Tranche Loans owed by either Borrower MTI in its dole discretion determines that MTI is or will not be able to obtain funds to a sufficient extent and/or on terms that can support continuous lending and/or lending terms or practices, no Applicable Margin for MTI Tranche Loans will be offered to such Borrower by MTI, and MTI’s Commitment in respect of the MTI Tranche Loans to be made to such Borrower shall terminate on the last day of the Fixed Margin Period in respect of such MTI Tranche Loans and all MTI Tranche Loans made to such Borrower, all accrued and unpaid interest thereon and all other amounts owing to MTI by such Borrower under the Financing Documents shall become immediately due and payable on the last day of the MTI Tranche Fixed Margin Period in respect of such MTI Tranche Loans. Upon receipt of notice from MTI of its decision not to offer Applicable Margin in respect of the relevant MTI Tranche Loans pursuant to this clause (z), the Administrative Agent shall promptly notify the Borrower thereof, without undue delay; and

(ii) for the Bank Tranche Loans, the sum of (x) the LIBOR determined in accordance with Section 2.7(d) for such Interest Period, and (y) the Applicable Margin in respect of Bank Tranche Loans.

(b) Overdue principal and, to the extent permitted by Law, overdue interest in respect of each Loan and any other overdue amount payable by each Borrower hereunder or under any other Financing Document (other than the Required Hedging Agreements) shall bear interest at a rate (the “Default Rate”) which is equal to:

(i) in the case of the Bank Tranche Loans, the sum of (i) the interest rate in effect from time to time under this Agreement with respect to such Loans and (ii) one percent (1%) per annum, which such interest shall accrue starting from the date on which payment of the relevant overdue amount became due (or, if the failure to pay the relevant overdue amount resulted from administrative or technical error, from the fourth (4th)

Business Day following the date on which payment of the relevant overdue amount became due) until the date of actual payment of that amount (after as well as before judgment), and shall be payable by the relevant Borrower on demand; and

(ii) in the case of the MTI Tranche Loans, the sum of (i) the interest rate in effect from time to time under this Agreement with respect to such Loans and (ii) one percent (1%) per annum, which such interest shall accrue starting from the date on which payment of the relevant overdue amount became due (or, if the failure to pay the relevant overdue amount resulted from administrative or technical error, from the fourth (4th) Business Day following the date on which payment of the relevant overdue amount became due) until the date of actual payment of that amount (after as well as before judgment), and shall be payable by the relevant Borrower on demand.

(c) Accrued (and theretofore unpaid) interest on each Loan shall be payable (i) on the last day of each Interest Period applicable thereto and (ii) on any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand. Notwithstanding the foregoing, interest payable in accordance with Section 2.7(b) shall be payable as provided therein.

(d) On each Interest Determination Date, the Administrative Agent shall determine the LIBOR for the applicable Interest Period to be applicable to the Loans or to any portion thereof and shall promptly notify the Borrowers and the Lenders thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.8 Interest Periods. At the time either Borrower gives any Notice of Borrowing in respect of the making of any Loan (in the case of the initial Interest Period applicable thereto) and at any time prior the Reset Date in respect of the Drilling Unit owned by such Borrower, no later than 11:00 a.m. (New York City time) on the third Business Day prior to the expiration of an Interest Period applicable to such Loan (in the case of any subsequent Interest Period), such Borrower shall have the right to elect the interest period applicable to such Loan, which Interest Period shall, at the option of such Borrower, be (x) a one, two, three or six month period or (y) if agreed by the Administrative Agent in its sole discretion, such other period not to exceed one-month, provided that (in each case) (i) all Loans comprising a Borrowing to either Borrower shall at all times have the same Interest Period and (ii) unless the Required Lenders otherwise agree, no Interest Period for any Loans may be selected at any time when a Default or an Event of Default is then in existence. If by 11:00 a.m. (New York City time) on the third Business Day prior to the expiration of any Interest Period applicable to a Borrowing of Loans to either Borrower, such Borrower has failed to elect, or is not permitted to elect, a new Interest Period to be applicable to such Loans as provided above, such Borrower shall be deemed to have elected a one-month Interest Period effective as of the expiration date of such current Interest Period.

2.9 Net Payments.

(a) All payments made by the Borrowers hereunder or under any other Financing Document will be made without set-off, counterclaim or other defense. All such payments will be made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding, in the case of any Lender, except as provided in the immediately succeeding sentence, any tax imposed on or measured by the net income of such Lender pursuant to the laws of the jurisdiction in which it is organized or the jurisdiction in which the principal office or Applicable Lending Office of such Lender is located or any subdivision thereof or therein) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, levies, imposts, duties, fees, assessments or other charges, regardless of whether imposed, assessed or collected by withholding deduction or otherwise, being referred to collectively as “Taxes”); provided that if either Borrower shall be required by applicable law to deduct or withhold any Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.9), the Lender receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) such Borrower shall make such deductions or withholdings and (iii) such Borrower shall pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable Law. If any amounts are payable in respect of Taxes pursuant to the preceding sentence, then the relevant Borrower shall be obligated to reimburse each Lender, upon the written request of such Lender, for taxes imposed on or measured by the net income of such Lender pursuant to the laws of the jurisdiction in which such Lender is organized or in which the principal office or Applicable Lending Office of such Lender is located or under the laws of any political subdivision or taxing authority of any such jurisdiction in which such Lender is organized or in which the principal office or Applicable Lending Office of such Lender is located and for any withholding of taxes as such Lender shall determine are payable by, or withheld from, such Lender in respect of such amounts so paid to or on behalf of such Lender pursuant to the preceding sentence and in respect of any amounts paid to or on behalf of such Lender pursuant to this sentence. Each Borrower will furnish to the Administrative Agent within forty-five (45) days after the date of the payment of any Taxes due pursuant to applicable law certified copies of tax receipts evidencing such payment by such Borrower (or such other evidence of payment as is reasonably acceptable to the Lenders). Each Borrower agrees to indemnify and hold harmless each Lender, and reimburse such Lender upon its written request, for the amount of any Taxes so levied or imposed and paid by such Lender.

(b) If either Borrower pays any additional amount under this Section 2.9 to a Lender and such Lender determines in its sole discretion that it has actually received or realized in connection therewith any refund or any reduction of, or credit against, its Tax liabilities (a “Tax Benefit”), such Lender shall pay to such Borrower an amount that the Lender shall, in its sole discretion, determine is equal to the net benefit, after tax, which was obtained by the Lender as a consequence of such Tax Benefit; provided, however, that (i) any Lender may determine, in its sole discretion consistent with the policies of such Lender, whether to seek a Tax Benefit; (ii) any Taxes that are imposed on a Lender as a result of a disallowance or reduction (including through the expiration of any tax credit carryover or carryback of such Lender that otherwise would not have expired) of any Tax Benefit with respect to which such Lender has made a payment to a Borrower pursuant to this Section 2.9(b), as determined by such Lender in its sole discretion, shall be treated as a Tax for which the relevant Borrower is obligated to indemnify such Lender pursuant to this Section 2.9; (iii) nothing in this Section 2.9(b) shall require the Lender to disclose any confidential information to the Borrowers (including, without limitation, its tax returns); and (iv) no Lender shall be required to pay any amounts pursuant to this Section 2.9(b) at any time when a Default or Event of Default exists.

(c) A Lender shall, at the request of either Borrower, take all reasonable steps to mitigate any circumstances which arise and which result in or would result in the Lender’s being grossed-up or indemnified under this Section 2.9. A Lender need not take any such steps if such Lender determines, in its sole discretion, that to do so may be materially prejudicial to the Lender (it being understood that it is not prejudicial to the Lender to bear costs that either Borrower is willing to reimburse).

(d) If either Borrower reasonably determines that there exists a reasonable basis for contesting any Taxes for which indemnification has been demanded hereunder, the relevant Lender or the Administrative Agent, as the case may be, shall in good faith take into account the position being advanced by such Borrower in evaluating whether a contest with respect to any such taxes should be pursued; provided, however, that (i) the relevant Lender or the Administrative Agent, as the case may be, shall have sole discretion in deciding whether to commence, settle, or abandon any such contest, and shall have complete control with respect to all aspects of any such contest; (ii) the relevant Borrower shall pay all costs and expenses incurred with respect to the contest; (iii) the relevant Borrower shall pay to the relevant Lender or the Administrative Agent, as the case may be, all amounts for which indemnification has been demanded hereunder prior to the commencement of any such contest; and (iv) nothing in this Section 2.9(d) shall require the relevant Lender or the Administrative Agent, as the case may be, to disclose any confidential information to the Borrowers (including, without limitation, its tax returns).

2.10 Illegality.

(a) If, after the Effective Date, the introduction of any Law, or any change in any Law, or in the interpretation or administration of any Law, has made it unlawful, or that any applicable central bank or other Governmental Authority has asserted that it is unlawful, for any Lender or its Applicable Lending Office to make a Loan, then, on notice thereof by the Lender to the relevant Borrower through the Administrative Agent, any obligation of that Lender to make such Loan shall be suspended until, subject to Section 2.10(b), the Lender notifies the Administrative Agent and the relevant Borrower that the circumstances giving rise to such determination no longer exist.

(b) If a Lender determines that it is unlawful to maintain a Loan, the relevant Borrower shall, upon its receipt of notice of such fact and demand from such Lender (with a copy to the Administrative Agent), prepay in full the Loan of such Lender then outstanding, together with interest accrued thereon and amounts required under Section 2.12, either on (x) the later of (i) the last day of the Interest Period in respect of such Loan and (ii) the date within thirty (30) days from receipt of such notice (or such shorter period of time as required by applicable Law), if such Lender may lawfully continue to maintain such Loan to such day, or (y) immediately, if such Lender may not lawfully continue to maintain such Loan. In the event that the date specified for such prepayment in such notice is a day other than an Interest Payment Date, the relevant Borrower shall not be required to reimburse such Lender pursuant to Section 2.12 if it makes such prepayment on such date.

(c) Each Borrower agrees to take all reasonable steps to obtain, as quickly as possible after receipt of such Lender’s request for prepayment pursuant to Section 2.10(b), any Governmental Approvals then required in connection with such prepayment.

(d) Before giving notice to the Administrative Agent under Section 2.10(a), the affected Lender may designate a different Applicable Lending Office with respect to its Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the reasonable judgment of such Lender, be illegal or otherwise materially disadvantageous to such Lender.

2.11 Increased Costs and Reduction of Return.

(a) If, after the Effective Date, any Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any Loan because of (i) any change since the date of this Agreement in any applicable Law, including the introduction of any new Law (such as, for example, but not limited to (A) a change in the basis of taxation of payments to a Lender of the principal of or interest on the Loans or any other amounts payable hereunder (except for changes in the rate of Tax on, or determined by reference to, the net income or net profits of such Lender imposed by the jurisdiction in which its principal office or Applicable Lending Office is located, other than changes in the rate of Tax to the extent such rate change applies to Taxes covered in the fourth sentence of Section 2.9(a)) or (B) a change in official reserve requirements but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the LIBOR); provided that (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, directives or any other Laws thereunder or issued in connection therewith and (y) all requests, rules, guidelines, directives or any other Laws promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case constitute such change in applicable Law under this Section 2.11(a)(i) if any Lender incurs such increased costs or reductions, regardless of the date enacted, adopted or issued; and/or (ii) in relation to any Loan, other circumstances affecting such Lender or the relevant interbank market or the position of such Lender in such market (unless at that time a Market Disruption Margin Event has been called or a substitute base rate has been applied pursuant to Section 2.13 in respect of or arising out of such other circumstances), then, and in any such event, the relevant Borrower shall pay to such Lender, within thirty (30) days of written demand therefor, such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as shall be agreed by both the relevant Borrower and such Lender), as shall be required to compensate such Lender for such increased costs or reductions in amounts received or receivable hereunder (a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the cause of such increased costs or reduction in the amounts and the basis for the calculation thereof, submitted to the relevant Borrower by such Lender through the Administrative Agent shall, absent manifest error, be final and conclusive and binding on all parties hereto).

(b) If, after the Effective Date, any Lender shall have determined that (i) the introduction of any Capital Adequacy Regulation, (ii) any change in any Capital Adequacy Regulation, (iii) any change in the interpretation or administration of any Capital Adequacy Regulation by any central bank or other Governmental Authority charged with the interpretation or administration thereof, or (iv) compliance by such Lender (or its Applicable Lending Office) or any corporation controlling such Lender with any Capital Adequacy Regulation, affects or would affect the amount of capital or liquidity required or expected to be maintained by such Lender or any corporation controlling such Lender, then, upon written demand of such Lender to either Borrower through the Administrative Agent, such Borrower shall pay to such Lender, from time to time within thirty (30) days of such written demand, additional amounts specified by such Lender as sufficient to compensate such Lender for such increase. A Lender’s reasonable good faith determination of compensation owing under this Section 2.11(b) shall, absent manifest error, be final and conclusive and binding on all parties hereto.

(c) Before giving notice to the Administrative Agent under Section 2.11(a) and (b), the affected Lender shall designate a different Applicable Lending Office with respect to its Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the judgment of such Lender, be illegal or otherwise materially disadvantageous to such Lender.

(d) Neither Borrower shall be obliged to pay any additional amount pursuant to this Section 2.11 to the extent that the increased cost to which such additional amount relates is with respect to Taxes for which additional amounts are required to be paid pursuant to Section 2.9.

2.12 Funding Losses. Each Borrower shall reimburse each Lender and hold each Lender harmless from all losses and expenses documented in the manner provided in the last sentence of this Section 2.12 (excluding any loss of anticipated profits) which the Lender may sustain or incur as a consequence of:

(i) the failure of such Borrower to make on a timely basis any scheduled payment of principal of any Loan;

(ii) the failure of such Borrower to borrow a Loan after such Borrower has given a Notice of Borrowing;

(iii) the failure of such Borrower to make any prepayment in accordance with any notice delivered under Section 6.2;

(iv) the prepayment or repayment (including pursuant to Section 6.1, 6.2 or 6.3) or other payment (including after acceleration thereof) of a Loan or any Unpaid Sum on a day that is not an Interest Payment Date; or

(v) the Reset Date in respect of such Borrower’s Drilling Unit occurring before the original expiration date of any Interest Period in respect of Loans made to such Borrower selected by such Borrower pursuant to Section 2.8;

including any Break Costs for LIBOR and any such loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain its Loan or from fees payable to terminate the deposits from which such funds were obtained. Each Lender shall, at any time that it makes a claim under this Section 2.12, provide a written notice as to the amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, which notice shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.13 Inability to Determine Rates; Market Disruption.

(a) If, on any Interest Determination Date, the Administrative Agent determines that for any reason adequate and reasonable means do not exist for determining the LIBOR for the relevant Interest Period, the Administrative Agent will promptly so notify the Borrowers and each Lender. Thereafter, the rate of interest on each Loan for each Interest Period shall be the percentage rate per annum which is equal to the sum of (i) a rate determined by calculating the arithmetic mean of the cost of obtaining matching deposits in Dollars in the London interbank market (rounded up to four decimal places) as supplied to the Administrative Agent (for delivery to the Lenders) by the Reference Banks that provide a quote and (ii) the relevant Applicable Margin until the Administrative Agent revokes such notice in writing. Upon the receipt of such notice, if the Borrowers so require, the Administrative Agent and the Borrowers shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest applicable to such Loans. Any alternative basis agreed pursuant to foregoing sentence shall, with the prior consent of all the Lenders and the Borrowers, be binding on all parties hereto. If no such alternative basis is so agreed, the rate of interest on each Loan shall be as determined pursuant to the second sentence of this Section 2.13(a).

(b) In the event that a Reference Bank shall for whatever reason cease to be a Reference Bank or a Reference Bank assigns its Loans in accordance with Section 9.13 to more than one other bank, the Borrowers and the Administrative Agent shall consult and use reasonable efforts to agree (with the consent of the Majority Lenders, acting reasonably) on a replacement Reference Bank; provided that in the event that no such agreement is reached within thirty (30) days, the Administrative Agent may designate a Bank Tranche Lender as such replacement Reference Bank.

(c) If, by the close of business on the date which is two (2) Business Days prior to the commencement of any Interest Period, Lenders voting at least 50% of the Combined Exposure with respect to the Loans determine and notify the Administrative Agent that the LIBOR for such Interest Period will not be adequate to cover the cost to such Lenders of making or maintaining their Loans for such Interest Period (a “Market Disruption Margin Event”), then (A) the Administrative Agent shall forthwith give notice to the Borrowers (which notice shall contain particulars of the expected duration and relevant circumstances giving rise to its issue but, for the avoidance of doubt, shall not include information in respect of the calculation of the cost to such affected Lenders of making or maintaining their Loans for such Interest Period), and the Administrative Agent and the Borrowers shall negotiate in good faith to determine a mutually agreeable substitute base rate of interest applicable to the affected Loans or Commitments in lieu of the LIBOR for such Interest Period (it being understood that each affected Lender must consent to such interest rate) and (B) if no agreement can be so reached by the tenth (10th)

Business Day of the Interest Period and the relevant circumstances are continuing at the end of such negotiation period, then each affected Lender shall determine (and shall certify from time to time in a certificate delivered by such Lender to the Administrative Agent (which shall not be forwarded by the Administrative Agent to either Borrower or any other Lender) setting forth in reasonable detail the basis of the computation of such amount), which determination shall be made in a commercially reasonable manner, the substitute base rate reflecting the cost to such affected Lender of funding its Loan for such Interest Period, and such substitute base rate shall be binding upon the Borrowers and shall apply in lieu of the LIBOR in respect of such affected Loan for such Interest Period; provided, however, that in no event shall the interest applicable to the Loans be less than the rate per annum equal to the sum of (1) the LIBOR determined in accordance with Section 2.7(d) and (2) the relevant Applicable Margin.

2.14 Survival. The agreements and obligations of the Borrowers in Sections 2.9 through 2.12 shall survive any termination of any Transaction Document and the payment of the Loans, the Notes and all other Obligations.

2.15 Replacement of Lenders; Prepayment. If any Lender is owed increased costs or other amounts under Section 2.9 or 2.11 and compensation with respect to such event is not otherwise requested by the Required Lenders, each Borrower shall have the right, if no Default or Event of Default then exists and such Lender has not changed its Applicable Lending Office with the effect of eliminating such increased costs or other amounts, to (1) prepay the Loans made by such Lender to it in accordance with Section 6.2(c) or (2) replace such Lender (the “Replaced Lender”) with another commercial bank or banks or other financial institutions (collectively, the “Replacement Lender”) reasonably acceptable to the Administrative Agent (acting on the instructions of the Majority Lenders) and, in the case of the replacement of MTI or any assignee thereof (solely to the extent the GIEK Guarantee Policies continue to secure the relevant Borrower’s obligations under the MTI Loans assigned to such Replacement Lender), GIEK; provided that (a) at the time of any replacement pursuant to this Section 2.15, the Replacement Lender shall enter into one or more assignment agreements pursuant to Section 9.13 hereof pursuant to which the Replacement Lender shall acquire all of the Commitment and outstanding Loans of the Replaced Lender and, in connection therewith, shall pay to the Replaced Lender in respect thereof an amount equal to the sum of (i) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the Replaced Lender, and (ii) an amount equal to all accrued, but theretofore unpaid, Fees owing to the Replaced Lender, (b) all Obligations of the relevant Borrower owing to the Replaced Lender (other than those specifically described in clause (a) above in respect of which the assignment purchase price has been, or is concurrently being, paid; for the avoidance of doubt, in no event will either Borrower be required to make any duplicative payment of Obligations) shall be paid in full to such Replaced Lender concurrently with such replacement and (c) any Required Hedging Agreement to which such Replaced Lender (or any Affiliate of such Replaced Lender) is a party shall be replaced by a Required Hedging Agreement to which another Lender (or its Affiliate) shall be a party (or by an adjustment to an existing Required Hedging Agreement to which another Lender (or its Affiliate) is party) and the relevant Borrower shall pay any amounts owing under such replaced Required Hedging Agreement or otherwise as a result of such replacement. For the avoidance of doubt, nothing in this Section 2.15 shall prevent either Borrower or the Replacement Lender, as the case may be, from making an offer for the amount less than the amount of Obligations then payable to such Lender or the Replaced Lender, as applicable, provided, however, that such Lender or the Replaced Lender, as applicable, shall be under no obligations to accept such offer. Upon the execution of the respective assignment documentation pursuant to clause (a) above and the payment of the amounts referred to in clauses (a), (b) and (c) above, the Replacement Lender shall become a Lender hereunder, and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement, which shall survive as to such Replaced Lender.

2.16 Obligations Joint and Several. Each Borrower hereby acknowledges and agrees that all obligations and undertakings of the Borrowers under this Agreement and the other Financing Documents are joint and several (in solidum). Each Borrower further acknowledges that such Borrower is a primary obligor and jointly and severally (in solidum) liable for the other Borrower’s obligations in respect of the Loans and all other Obligations.

SECTION 3. CONDITIONS PRECEDENT.

3.1 Conditions to First Disbursements. Each Borrower shall simultaneously make the requests for the first Disbursements of each of the Bank Tranche Loans and the MTI Tranche Loans with respect to such Borrower’s Drilling Unit, and shall request that each such first Disbursement be made on a single day, and the obligation of any Lender to make its first Disbursements shall be subject to the conditions precedent that the Administrative Agent shall have received, or shall have waived (acting on the instructions of all of the Lenders) receipt of, the following, each of which shall be in form and substance satisfactory to all of the Lenders, and that the other conditions set forth below shall have been satisfied or waived by the Administrative Agent (acting on the instructions of all of the Lenders):

(a) Transaction Documents. (i) Each of the Transaction Documents (other than any Additional Project Documents not then in existence, the Petrobras Acknowledgments and the Mortgages), each in form and substance satisfactory to each Lender, shall have been duly authorized, executed and delivered by each party thereto and is in full force and effect. The Administrative Agent shall have received originals of each such document to which such Lender is a party (other than the Notes) executed by all parties thereto and a copy of each other such Transaction Document.

(ii) The Administrative Agent shall have received an original certificate of an Authorized Officer of each of the Borrowers, the Bareboat Charterers and the Operators, dated the Closing Date, certifying that (A) such Person is not in default in the performance, observance or fulfillment of any of its material obligations, covenants or conditions contained in any of the Project Documents to which it is a party and, to the best of such Person’s knowledge, no Project Participant is in default in the performance, observance or fulfillment of any of its material obligations, covenants or conditions contained therein, (B) each Project Document delivered pursuant to Section 3.1(a)(i) is in full force and effect, (C) the copy of each such Project Document is true, correct and complete, and (D) except as delivered to the Administrative Agent pursuant to Section 3.1(a)(i), there are no agreements, side letters or other documents to which such Person is a party which have the effect of modifying or supplementing in any respect any of the respective rights or obligations of such Person or any other Project Participant under any of the Project Documents to which such Person is a party.

(b) Notes. The Administrative Agent shall have received an original of each Note duly authorized and executed by each Borrower for the account of each Lender that has made a request therefor pursuant to Section 2.6(b). Each such Note shall be appropriately completed with the name of the payee, the maximum principal amount thereof and the date of issuance (which shall be on or about, but in no event later than, the Closing Date) inserted therein. Upon delivery of the Notes to the Administrative Agent, the Administrative Agent shall promptly deliver such Notes to the respective payees thereof.

(c) Organizational Documents. The Administrative Agent shall have received, the following documents, each certified as indicated below:

(i) a copy of the Organizational Documents of each Borrower as in effect on the Closing Date, with a copy of each Borrower’s certificate of incorporation issued by the Registry of Corporate Affairs in the British Virgin Islands and certified by such Borrower’s registered agent, and a copy of a certificate, where available, as to the good standing of each Borrower issued by the Registry of Corporate Affairs in the British Virgin Islands, dated as of a date no earlier than fifteen (15) days prior to the Closing Date;

(ii) a certificate of an Authorized Officer of each of the Borrowers, the Sponsor, Alperton, the Operators and the Bareboat Charterers dated on or about (but in no event later than) the Closing Date, certifying (A) that attached thereto is a true and complete copy of the Organizational Documents of such Person, as in effect at all times from the date on which the resolutions referred to in clause (B) below were adopted to and including the date of such certificate, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or other equivalent body) or evidence of any necessary partnership or limited liability company action, as the case may be, of such Person, authorizing the execution, delivery and performance of the Transaction Documents to which such Person is or is intended to be a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and (C) as to the name, incumbency and specimen signature of each officer or attorney-in-fact, as the case may be, of such Person executing the Transaction Documents to which such Person is intended to be a party and each other document to be delivered by such Person from time to time in connection therewith (and each Secured Party may conclusively rely on such certificate until it receives a replacement certificate in the form described in this clause (C) from such Person).

(d) Fees and Expenses. The Borrowers shall have paid or arranged for the payment when due or reimbursement (including, to the extent permitted, arrangement for payment out of Disbursements) of all fees, expenses, premiums and other charges payable by it on or prior to the First Disbursement Date under this Agreement or under any other Transaction Document.

(e) Governmental Approvals. The Administrative Agent shall have received a certificate from an Authorized Officer of each Borrower certifying that attached thereto are true and complete copies of all Necessary Governmental Approvals listed in Part A of Schedule 4.6 that are required to be obtained on or before the First Disbursement Date (if any) and, if requested by the Administrative Agent, of all applications made for such Necessary Governmental Approvals and all material correspondence received or sent in respect of such applications.

(f) Filings, Registrations and Recordings. The Administrative Agent shall have received UCC reports as of a date no less recent than ten (10) Business Days before the Closing Date, listing all effective financing statements that name each Borrower and Bareboat Charterer as “Debtor” and that are filed in the District of Columbia, together with copies of such financing statements (none of which shall cover the Collateral except to the extent evidencing Permitted Liens). Any document required to be filed, registered, notarized or recorded in order to create and perfect the Security Interests as first priority Liens shall have been properly filed, registered, notarized or recorded in each office in each jurisdiction in which such filings, registrations, notarizations and recordations are required, and any other action required in the reasonable judgment of the Collateral Agent (acting upon the instructions of any Secured Party) to perfect such Security Interests as such first priority Liens shall have been effected, and the Collateral Agent shall have received acknowledgment copies or other evidence satisfactory to it that all necessary filing, notarization, recording and other fees and all taxes and expenses related to such filings, notarizations, registrations and recordings have been paid in full.

(g) First Priority Share Pledge Agreements. The Pledged Securities required to be delivered to the Collateral Agent pursuant to the First Priority Share Pledge Agreements shall have been delivered, together with such other documents as are necessary to perfect the interests of the Secured Parties in and to the Collateral covered thereby with the priority contemplated therefor by the First Priority Share Pledge Agreements.

(h) Sponsor’s and Alperton’s Certificates. The Administrative Agent shall have received an original certificate signed by an Authorized Officer of the Sponsor and an original certificate signed by an Authorized Officer of Alperton, each dated the Closing Date, and each to the effect that (i) the representations and warranties of the Sponsor or Alperton, as the case may be, set forth in each of the Financing Documents to which the Sponsor or Alperton, as the case may be, is a party are true and correct in all material respects on and as of such date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such earlier date), and (ii) the Sponsor or Alperton, as the case may be, is in compliance in all material respects with all of its agreements contained in any Transaction Document to which it is a party.

(i) Operators’ Certificates. The Administrative Agent shall have received original certificates signed by an Authorized Officer of each Operator, each dated the Closing Date, and each to the effect that (i) the representations and warranties of the relevant Operator set forth in each of the Financing Documents to which such Operator is a party are true and correct in all material respects on and as of such date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such earlier date), and (ii) the relevant Operator is in compliance in all material respects with all of its agreements contained in any Transaction Document to which it is a party.

(j) Bareboat Chaterers’ Certificates. The Administrative Agent shall have received original certificates signed by an Authorized Officer of each Bareboat Charterer, each dated the Closing Date, and each to the effect that (i) the representations and warranties of the relevant Bareboat Charterer set forth in each of the Financing Documents to which such Bareboat Charterer is a party are true and correct in all material respects on and as of such date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such earlier date), and (ii) the relevant Bareboat Charterer is in compliance in all material respects with all of its agreements contained in any Transaction Document to which it is a party.

(k) Financial Information, etc. The Administrative Agent shall have received copies of the most recent available financial statements (annual or semi-annual, whichever is most recent) from each of the Borrowers, the Bareboat Charterers, the Sponsor, Alperton and the Operators together with an original certificate from the chief financial officer or other Authorized Officer of such Person dated the Closing Date, to the effect that, to the best of such officer’s knowledge, (A) such financial statements are true, complete and correct in all material respects and (B) there has been no material adverse change in the financial condition, operations, Properties, business or prospects of such Person since the date of such financial statements; provided that, with respect to the financial information of Alperton, the condition to the first Disbursement set forth in this Section 3.1(k) shall be fulfilled if the Borrowers request such information from Alperton, use commercially reasonable efforts to obtain such information and provide such information to the Administrative Agent to the extent made available to them.

(l) Base Case Projections; Drawdown Schedules; Budgets. The Administrative Agent shall have received:

(i) the Base Case Projections, incorporating appropriate operating assumptions agreed by the Independent Engineer and the Lenders, which shall project: (A) with respect to each Borrower for the Relevant Period, a minimum Debt Service Coverage Ratio for the Calculation Period for each Calculation Date occurring during such Relevant Period of not less than 1.25:1.00; (B) a maximum Amaralina Star Bank Tranche Gross Balloon Amount equal to 30% of the aggregate amount of the Amaralina Star Bank Tranche Commitments; (C) a maximum Amaralina Star Term Loan Gross Balloon Amount equal to 30% of the aggregate amount of the Amaralina Star Term Loan Commitments; (D) a maximum Laguna Star Bank Tranche Gross Balloon Amount equal to 30% of the aggregate amount of the Laguna Star Bank Tranche Commitments; (E) a maximum Laguna Star Term Loan Gross Balloon Amount equal to 30% of the aggregate amount of the Laguna Star Term Loan Commitments; (F) a maximum Amaralina Star Bank Tranche Net Balloon Amount equal to 20% of the aggregate amount of the Amaralina Star Bank Tranche Commitments; (G) a maximum Amaralina Star Term Loans Net Balloon Amount equal to 20% of the aggregate amount of the Amaralina Star Term Loan Commitments; (H) a maximum Laguna Star Bank Tranche Net Balloon Amount equal to 20% of the aggregate amount of the Laguna Star Bank Tranche Commitments; and (I) a maximum Laguna Star Term Loans Net Balloon Amount equal to 20% of the aggregate amount of the Laguna Term Loan Commitments.

(ii) the Capex Budgets; and

(iii) the Drawdown Schedules.

(m) Process Agent. The Administrative Agent shall have received a copy of a letter from Law Debenture accepting its appointment as process agent in New York for the Borrowers, the Operators, the Bareboat Charterers, QGOG, Queiroz Galvão S.A., the Sponsor and Alperton.

(n) Legal Opinions. The Administrative Agent shall have received the following legal opinions, each of which legal opinions shall be dated on or about (but in no event later than) the Closing Date, shall be addressed to each Secured Party and to the assignees of MTI:

(i) A legal opinion of White & Case LLP, special New York counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(ii) A legal opinion of White & Case LLP, special English counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(iii) A legal opinion of Conyers Dill & Pearman, special British Virgin Islands counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(iv) A legal opinion of Souza, Cescon, Barrieu & Flesch, special Brazilian counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(v) A legal opinion of Houthoff Buruma, special Netherlands counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(vi) A legal opinion of Patton Moreno & Asvat, special Panamanian counsel to the Lenders, with respect to the Mortgages and the registration and flagging of the Drilling Units, in form, scope and substance satisfactory to each Secured Party.

(vii) A legal opinion of counsel to Alperton in form, scope and substance, and given by counsel satisfactory to, each Secured Party, which opinion shall cover, among other things, the capacity of Alperton to enter into the Transaction Documents to which it is a party, the due authorization of Alperton under its laws of organization to enter into the Transaction Documents to which it is a party and perform the obligations thereunder, and standard enforceability/no violation opinions under the laws governing the Transaction Documents to which Alperton is a party.

(viii) A legal opinion of counsel to KEXIM in form, scope and substance, and given by counsel satisfactory to, each Secured Party, which opinion shall cover, among other things, the capacity of KEXIM to enter into the Transaction Documents to which it is a party, the due authorization of KEXIM under its laws of organization to enter into the Transaction Documents to which it is a party and perform the obligations thereunder, and standard enforceability/no violation opinions under the laws governing the Transaction Documents to which KEXIM is a party.

(ix) A legal opinion of counsel to Building Contractor in form, scope and substance, and given by counsel satisfactory to, each Secured Party, which opinion shall cover, among other things, the capacity of Building Contractor to enter into the

Transaction Documents to which it is a party, the due authorization of Building Contractor under its laws of organization to enter into the Transaction Documents to which it is a party and perform the obligations thereunder, and standard enforceability/no violation opinions under the laws governing the Transaction Documents to which Building Contractor is a party.

(o) Material Adverse Effect. Since the Effective Date, (i) there shall not have occurred any material change in the financial, political or economic conditions in the United States, Brazil, the British Virgin Islands, the Netherlands, Korea, or international loan markets and (ii) no other event shall have occurred and no condition shall exist that has had or could reasonably be expected to have a Material Adverse Effect.

(p) Foreign Corrupt Practices Act. The Administrative Agent shall have received an original Officer’s Certificate, dated the Closing Date, stating that none of the Borrowers nor any of their officers, directors, employees, agents or Affiliates, acting on its behalf, has taken any action in connection with the Projects that violates the Foreign Corrupt Practices Act of the United States, if applicable, or any similar Law in the British Virgin Islands, Brazil or any other jurisdiction, if applicable.

(q) Technical Opinion of the Independent Engineer. The Administrative Agent shall have received a report from the Independent Engineer with respect to such matters as the Lenders may reasonably request, including confirmation that: (i) the Independent Engineer is satisfied with the technical aspects of the Project Documents; (ii) the amount required to achieve the Delivery Date with respect to each Drilling Unit is consistent with the applicable Capex Budget taking into account provisions for contingencies and any additional equity committed to the Borrower that is the owner of such Drilling Unit; and (iii) the expected Commercial Operation Date with respect to each of the Drilling Units shall occur no later than the earlier of (A) the date required under the applicable Charter Agreements and Services Agreements in order to avoid the right of Petrobras to terminate these agreements and (B) May 30, 2013.

(r) Independent Appraisal. The Administrative Agent shall have received from an Independent Appraiser an independent Appraisal of the market value of the Drilling Units, including its valuation during the life of the Loans (until the last Maturity Date for the Loans).

(s) No Litigation. No litigation, action, suit, investigation, claim or proceeding shall be pending or, to the knowledge of the Borrowers, threatened with respect to this Agreement or any other Financing Document, or the transactions contemplated hereby, or which could have a material adverse effect on the business, financial condition, operations, performance, properties or prospects of any of the Borrowers, the Operators, the Bareboat Charterers or the Sponsor.

(t) “Know Your Customer” Checks. Each of the Borrowers, the Sponsor, the Bareboat Charterers, Alperton and the Operators shall have supplied to each Lender such documentation and other evidence as is requested by such Lender (for itself or on behalf of the other Lenders) in order for such Lender to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to each of the Borrowers, the Sponsor, the Bareboat Charterers, Alperton and the Operators pursuant to the transactions contemplated by the Financing Documents.

3.2 Conditions to All Loans. The obligation of any Lender to make the first Disbursement or any subsequent Disbursement (except as stated in this Section 3.2) shall be subject to the satisfaction, both immediately prior to the making of the first Disbursement and each such subsequent Disbursement and also after giving effect thereto, of the conditions precedent below and also to the other requirements below unless (x) in the case of the first Disbursement of Amaralina Star Bank Tranche Loans, Amaralina Star MTI Tranche Loans, Laguna Star Bank Tranche Loans or Laguna Star MTI Tranche Loans, such condition is waived by each Amaralina Star Bank Tranche Lender, Laguna Star Bank Tranche Lender or MTI, as the case may be, and (y) in the case of any subsequent Disbursement, such condition or requirement is waived by, in the case of the Specified Conditions, each Lender, and in the case of each other condition, the Majority Lenders:

(a) Notices of Borrowing. The Administrative Agent shall have received not less than four (4) Business Days prior to such Disbursement Date, (A) a Notice of Borrowing pursuant to and in compliance with Section 2 in respect of the Disbursement of Loans executed and delivered by an Authorized Officer of each Borrower in respect of the Disbursement of Loans to be made on the relevant Disbursement Date, and (B) a certificate of the Independent Engineer in respect of such proposed Disbursement, in the form attached hereto as Exhibit C, accompanied by the relevant Independent Engineer Report, in each case containing no exceptions or qualifications which are unsatisfactory to the Administrative Agent; provided, however, that no Notice of Borrowing shall be required to be delivered in connection with (i) a Borrowing of Amaralina Star Bank Tranche Loans solely in respect of Amaralina Star Bank Tranche Eligible IDC, (ii) a Borrowing of Laguna Star Bank Tranche Loans solely in respect of Laguna Star Bank Tranche Eligible IDC, (iii) a Borrowing of Amaralina Star MTI Tranche Loans solely in respect of Amaralina Star MTI Tranche Eligible IDC or (iv) a Borrowing of Laguna Star MTI Tranche Loans solely in respect of Laguna Star MTI Tranche Eligible IDC.

(b) Representations and Warranties. The representations and warranties of the Borrowers contained in Section 4 hereof and the representations and warranties of the Borrowers, the Operators, the Bareboat Charterers, the Sponsor and Alperton contained in any other Financing Document to which such Person is a party shall be true and correct in all material respects on and as of such Disbursement Date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such date).

(c) No Default. No Default or Event of Default shall have occurred and be continuing or would result from the making of such Loan and no other default by either Borrower or, to the best knowledge of either Borrower, any other Person (which default by such other Person could reasonably be expected to have a Material Adverse Effect) under any of the Transaction Documents shall have occurred and be continuing.

(d) Governmental Approvals, etc. (i) All Necessary Governmental Approvals which were not obtainable or required to be obtained by the Borrowers or any Project Participant prior to the Closing Date but which under applicable Law were obtainable or required to be obtained prior to such Disbursement Date shall have been duly obtained and shall be in full force and effect; (ii) there shall have been no change in any applicable Law, and no issuance of any order, writ, injunction or decree of any Governmental Authority or arbitral tribunal, which, in either such case, could reasonably be expected to have a Material Adverse Effect; and (iii) there shall have been no proposed change in or modification of any applicable Law which could reasonably be expected to be enacted and which if enacted could reasonably be expected to have a Material Adverse Effect.

(e) Equity Contributions. The Administrative Agent shall have received evidence that, after giving effect to such Loan on such Disbursement Date,

(i) in the case of the Amaralina Star Term Loans, the ratio of (x) the aggregate amount of Equity Contributions theretofore made or to be made on or prior to such Disbursement Date for application to Amaralina Star Project Costs to (y) the aggregate amount of the Amaralina Star Term Loans theretofore made or to be made on or prior to such Disbursement Date shall not be less than 25:75; and

(ii) in the case of the Laguna Star Term Loans, the ratio of (x) the aggregate amount of Equity Contributions theretofore made or to be made on or prior to such Disbursement Date for application to Laguna Star Project Costs to (y) the aggregate amount of the Laguna Star Term Loans theretofore made or to be made on or prior to such Disbursement Date shall not be less than 25:75.

(f) Delivery Date Loans. In the event such Loan is to be a Delivery Date Loan with respect to either Drilling Unit (for the avoidance of doubt, the conditions set forth in this Section 3.2(f) shall not apply to the first and subsequent Disbursements unless the Loans disbursed thereunder are Delivery Date Loans), the following conditions and requirements shall apply:

(1) The Borrower requesting such Delivery Date Loan shall have specified in the Notice of Borrowing with respect to such Delivery Date Loan a Disbursement Date no earlier than five (5) Business Days prior to the expected Delivery Date in respect of such Borrower’s Drilling Unit, and on or before the date on which such Notice of Borrowing is delivered the Administrative Agent shall have received the following, each of which shall be in form and substance satisfactory to all of the Lenders, and the other conditions set forth below shall have been satisfied or waived by all of the Lenders:

(i) Registration. The Administrative Agent shall have received evidence that (A) the applicable Drilling Unit has been provisionally enrolled in the name of Amaralina Star Ltd. (in the case of the Amaralina Star Drilling Unit) or Laguna Star Ltd. (in the case of the Laguna Star Drilling Unit), as the case may be, through the port of registry under the laws and flag of the Republic of Panama, (B) arrangements have been made for title of ownership of the relevant Drilling Unit to be duly registered on the Delivery Date in respect of such Drilling Unit on a preliminary basis in the name of Amaralina Star Ltd. (in the case of the Amaralina Star Drilling Unit) or Laguna Star Ltd. (in the case of the Laguna Star Drilling Unit), as the case may be, with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (C) arrangements have been made for the Mortgage with respect to the relevant Drilling Unit to be executed, delivered and registered on a preliminary basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority on the Delivery Date in respect of such Drilling Unit, (D) the Tax Free Certificate with respect to the relevant Drilling Unit has been issued by the Panamanian Shipping Bureau and (E) any prior registrations of the relevant Drilling Unit in the name of the Building Contractor have been cancelled (or confirmation from the Building Contractor that there was no such prior registration) and that no Liens are registered against the relevant Drilling Unit on such register. Arrangements shall have been made for any other action required in the judgment of the Collateral Agent (acting upon the instructions of any Secured Party) to perfect on the Delivery Date in respect of such Drilling Unit the first priority Liens intended to be created by the Mortgage with respect to the relevant Drilling Unit to be effected, and the Collateral Agent shall have received (i) acknowledgment copies or other evidence satisfactory to it that all necessary filing, notarization, recording and other fees and all taxes and expenses related to such registration have been paid in full and (ii) an opinion of Panama counsel to the Lenders with respect to the legality, validity and enforceability of the Mortgage with respect to the relevant Drilling Unit upon such registration.

(ii) Classification. The Administrative Agent shall have received evidence that the relevant Drilling Unit shall be fully classified by the American Bureau of Shipping with the classification specified in Section 4 of Article I of the Building Contract applicable to such Drilling Unit, free from any material recommendations, together with a copy of the inspection report.

(iii) Export Licenses. The Administrative Agent shall have received copies, certified by an Authorized Officer of the Borrower that is the owner of the relevant Drilling Unit to be true and complete copies, of all Necessary Governmental Approvals required by such Borrower and or the Building Contractor in connection with the export of such Drilling Unit from Korea.

(iv) Payment of Contract Price. The Administrative Agent shall have received: (i) a copy of the written notice setting forth the amount of the final installment to be paid by the Borrower that is the owner of such Drilling Unit under the Building Contract to which such Borrower is a party; and (ii) any other evidence in accordance with the terms of the Building Contract in respect of such Drilling Unit reasonably requested by the Administrative Agent (upon instructions of any of the Lenders) that the Contract Price applicable to such Drilling Unit will, upon payment of the proceeds of the Delivery Date Loans with respect to such Drilling Unit to the Building Contractor, be paid in full in accordance with the terms of the Building Contract in respect of such Drilling Unit.

(v) Delivery Date Documents. The Administrative Agent shall have received copies, certified by one Authorized Officer of the Borrower that is the owner of the relevant Drilling Unit to be true and complete copies, of the forms of all documents to be delivered by the Building Contractor under Article VII of the Building Contract applicable to the relevant Drilling Unit, including without limitation, the relevant Delivery Certificates, the declaration of warranty and the builder’s certificate or the bill of sale referred to therein, as applicable, in each case in form and substance satisfactory to the Independent Engineer, and evidence satisfactory to the Administrative Agent that immediately following payment of the final milestone payment under the Building Contract with respect to the relevant Drilling Unit (i) such documents will be delivered to the Borrower that is the owner of such Drilling Unit executed by the Building Contractor and (ii) copies of such documents, certified by an Authorized Officer of the Borrower that is the owner of such Drilling Unit to be true and complete copies, will be delivered to the Administrative Agent.

(vi) Petrobras Acknowledgments. Each Petrobras Acknowledgment shall have been duly authorized, executed and delivered by each party thereto and shall be in full force and effect. The Administrative Agent shall have received copies of each Petrobras Acknowledgment.

(2) Following the Disbursement of such Delivery Date Loans to the relevant Borrower’s Offshore Construction and Penalty Account and as soon as possible following the execution of the relevant Delivery Certificates (and in no event later than the Delivery Date in respect of such Borrower’s Drilling Unit), the Administrative Agent shall have received the following, each of which shall be in form and substance satisfactory to all of the Lenders, and the other conditions set forth below shall have been satisfied or waived by all of the Lenders:

(i) Registration. The title of ownership of the relevant Drilling Unit shall have been duly registered on a preliminary basis in the name of Amaralina Star Ltd. (in the case of the Amaralina Star Drilling Unit) or Laguna Star Ltd. (in the case of the Laguna Star Drilling Unit), as the case may be, with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority,

(ii) Mortgage. The Mortgage with respect to the relevant Drilling Unit shall have been executed, delivered and registered on a preliminary basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, and any other action required in the judgment of the Collateral Agent (acting upon the written instructions of any Secured Party) to perfect the first priority Liens intended to be created by the Mortgage with respect to the relevant Drilling Unit shall have been effected, and the Collateral Agent shall have received (i) acknowledgment copies or other evidence satisfactory to it that all necessary filing, notarization, recording and other fees and all taxes and expenses related to such registration have been paid in full and (ii) an opinion of Panama counsel to the Lenders with respect to such registration and the legality, validity and enforceability of the Mortgage with respect to the relevant Drilling Unit;

(iii) Classification. The Administrative Agent shall have received evidence that the relevant Drilling Unit is fully classified by the American Bureau of Shipping with the classification specified in Section 4 of Article I of the Building Contract applicable to such Drilling Unit, free from any material recommendations, together with a copy of the inspection report; and

(iv) Delivery Date Documents. The Administrative Agent shall have received copies, certified by one Authorized Officer of the Borrower that is the owner of the relevant Drilling Unit to be true and complete copies, of the executed versions of all documents referred to in Section 3.2(f)(1)(v).

(3) For the avoidance of doubt, (i) in no event shall either Borrower execute the Delivery Certificate in respect of its Drilling Unit unless it is satisfied that (x) the applicable conditions set forth in Section 3.2(f)(1) have been satisfied and (y) the applicable conditions set forth in Section 3.2(f)(2) will be satisfied on the Delivery Date in respect of such Drilling Unit and (ii) in no event shall either Borrower request the release of the proceeds of a Delivery Date Loan from its Offshore Construction and Penalty Account until the Delivery Certificate in respect of such Borrower’s Drilling Unit has been executed and delivered by such Borrower and the Building Contractor.

(4) If the proceeds of any Delivery Date Loan shall not have been remitted to the relevant Building Contractor pursuant to the applicable Building Contract within fifteen (15) days of the disbursement of such Delivery Date Loan), the Borrowers and the Administrative Agent shall consult for a period not to exceed fifteen (15) days. At the expiry of such fifteen (15) day consultation period, such Delivery Date Loan shall be subject to prepayment in accordance with Section 6.1(e) of the Accounts Agreement if so instructed by (i) the Required Lenders on or at any time after the date of such expiry or (ii) the Majority Lenders at any time after the fifteenth (15th) day following such expiry.

(g) Insurance. The Administrative Agent shall have received a certified copy of the insurance policies with respect to the relevant Drilling Unit required by Section 5.9 hereof to be delivered prior to the relevant Disbursement Date or certificates of insurance with respect thereto and (y) a report from the Insurance Advisor regarding such policies (including any policies with respect to the relevant Drilling Unit delivered on any previous Disbursement Dates, if applicable) and compliance with such Section 5.9.

(h) Invoices; Independent Engineer Report. The Administrative Agent shall have received from the Borrowers all relevant invoices issued by the Building Contractor or any subcontractor, as the case may be, including all invoices for each milestone payment under the Building Contract with respect to the relevant Drilling Unit, together with an Independent Engineer Report relating to such invoices and the relevant Drilling Unit (which shall include, without limitation, (i) confirmation that the Independent Engineer is satisfied that the Work with respect to the relevant Drilling Unit (except for Punch List items which are not material for compliance with the Charter Agreement and the Services Agreement with respect to such Drilling Unit) shall have been completed in accordance in all material respects with the applicable Building Contract and in accordance with the specifications and requirements for the acceptance of the relevant Drilling Unit by Petrobras pursuant to the terms of the Charter Agreement and Services Agreements with respect to such Drilling Unit, (ii) information that: (x) the amount required to achieve the Delivery Date with respect to each Drilling Unit is consistent with the applicable Capex Budget taking into account provisions for contingencies and any additional equity committed to the Borrower that is the owner of such Drilling Unit and (y) the expected Commercial Operation Date with respect to the relevant Drilling Unit shall occur no later than the earlier of (A) the date required under the applicable Charter Agreements and Services Agreements in order to avoid the right of Petrobras to terminate these agreements and (B) May 30, 2013.

(i) Execution of and Satisfaction of Conditions under the Hedging Agreements. With respect to any Disbursement requested to occur on or after the Required Hedging Date, the Required Hedging Agreements shall have been duly executed and all conditions of such Required Hedging Agreements shall have been satisfied.

(j) Sufficient Copies. The Administrative Agent shall have received, together with each document required to be delivered to the Administrative Agent under this Section 3 (other than documents required under this Section 3 to be delivered in original form to each Lender), sufficient copies of such document for each of the Lenders.

(k) Other Documents. The Administrative Agent shall have received such other statements, certificates, documents, approvals and legal opinions as the Administrative Agent may request, where there is a reasonable basis for such request, to evidence satisfaction of the applicable conditions set forth in Section 3.1 and this Section 3.2.

The Administrative Agent shall (i) promptly notify the Lenders upon its receipt of all the documents required to be delivered in accordance with Section 3.1 and/or Section 3.2 (including, without limitation, all documents required to be delivered after any Disbursement of Delivery Date Loans pursuant to Section 3.2(f)(2)) and shall provide electronic copies of the same to each Lender and request each Lender to confirm in writing to the Administrative Agent whether such Lender is satisfied that the applicable conditions and requirements of Section 3.1 and/or Section 3.2 have been fulfilled and (ii) upon receipt of such confirmations from each of the Lenders, promptly notify the Lenders of such receipt. The acceptance of the proceeds of each Loan by either Borrower shall constitute a certification by such Borrower to the relevant Lenders confirming the satisfaction of the applicable conditions set forth in clauses (a) through (i) of this Section 3.2 upon the making of such Loan. Each Borrower shall only deliver a Notice of Borrowing in respect of a Disbursement of any Loans on or after the date on which all conditions precedent for such Disbursement shall have been satisfied.

3.3 Additional Conditions to MTI Tranche Loans. Without limiting the requirements under Sections 3.1 and 3.2, the obligation of MTI to make its initial MTI Tranche Loan or any subsequent MTI Tranche Loan on any relevant Disbursement Date shall be subject to the additional conditions precedent that, both immediately prior to the making of such initial MTI Tranche Loan and each such subsequent MTI Tranche Loan and also after giving effect thereto, unless such condition is waived by MTI:

(a) Conditions under GIEK Guarantee Policies. The GIEK Guarantee Policies shall each be in full force and effect and shall continue to be in full force and effect after giving effect to such MTI Tranche Loans and, with respect to the initial MTI Tranche Loans, any compliance letter required under the GIEK Guarantee Policies (as provided to the Borrower) as a condition to such Disbursement shall have been delivered.

(b) Conditions to final Disbursement of MTI Tranche Loans. Solely in connection with the final Disbursement of MTI Tranche Loans to each Borrower, GIEK shall have received confirmation by the relevant suppliers of the applicable Amaralina Star Eligible Norwegian Contract Expenditures Amount and the Laguna Star Eligible Norwegian Contract Expenditures Amount; provided that, if such suppliers fail to provide such confirmation, either Borrower or the Building Contractor may provide such confirmation to GIEK.

(c) Satisfaction of Conditions Precedent. All conditions for the disbursement of the MTI Tranche Loans set forth in Sections 3.1, 3.2 and 3.3 shall have been satisfied; it being understood that each Borrower shall only deliver a Notice of Borrowing in respect of a Disbursement of MTI Tranche Loans on or after the date on which all conditions precedent for such Disbursement shall have been satisfied.

(d) Satisfaction of Conditions Precedent to the Disbursement of Bank Tranche Loans. Without limiting the requirements under Sections 3.1, 3.2 and this Section 3.3, the obligation of MTI to make its initial MTI Tranche Loan or any subsequent MTI Tranche Loan on any relevant Disbursement Date shall be subject to the additional condition precedent that, both immediately prior to the making of such initial MTI Tranche Loan and each such subsequent MTI Tranche Loan and also after giving effect thereto, unless such condition is waived by MTI, MTI shall have received evidence satisfactory to it that (i) the conditions precedent to the obligation of the Bank Tranche Lenders to make the Bank Tranche Loan corresponding to the MTI Tranche Loan on the relevant Disbursement Date (including, without limitation, the conditions precedent set forth in Section 3.1 and 3.2, as applicable) have been fulfilled to the satisfaction of the Bank Tranche Lenders and (ii) the relevant Bank Tranche Loans will be disbursed by the Bank Tranche Lenders on the relevant Disbursement Date.

3.4 Additional Condition to All Bank Tranche Loans. Without limiting the requirements under Sections 3.1 and 3.2, the obligation of each Bank Tranche Lender to make its initial Bank Tranche Loan or any subsequent Bank Tranche Loan on any relevant Disbursement Date shall be subject to the additional condition precedent that, both immediately prior to the making of such initial Bank Tranche Loan and each such subsequent Bank Tranche Loan and also after giving effect thereto, unless such condition is waived by the Bank Tranche Lenders, each such Bank Tranche Lender shall have received evidence satisfactory to it that (a) the conditions precedent to the obligation of MTI to make the MTI Tranche Loan corresponding to such Bank Tranche Lender’s Bank Tranche Loan on the relevant Disbursement Date (including, without limitation, the conditions precedent set forth in Section 3.1, 3.2 and 3.3, as applicable) have been fulfilled to the satisfaction of MTI and (b) the relevant MTI Tranche Loan will be disbursed by MTI on the relevant Disbursement Date.

3.5 Project Completion Date. The occurrence of the Project Completion Date with respect to either Drilling Unit shall be subject to the conditions precedent that the Administrative Agent shall have received, or shall have waived (acting on the instructions of all of the Lenders) receipt of, the following, each of which shall be in form and substance satisfactory to the Administrative Agent (acting on the instructions of all of the Lenders), and that the other conditions set forth below shall have been satisfied or waived by the Administrative Agent (acting on the instructions of all of the Lenders):

(a) Governmental Approvals. All Necessary Governmental Approvals, which under applicable Law were required to be obtained prior to the Project Completion Date with respect to the relevant Drilling Unit, shall have been duly obtained and shall be in full force and effect and free from conditions or requirements the compliance with which could reasonably be expected to have a Material Adverse Effect or which the Borrower that is the owner of the relevant Drilling Unit does not reasonably expect to be able to satisfy, including the customs clearance of the relevant Drilling Unit and confirmation of the granting of the REPETRO Regime with respect to the relevant Drilling Unit and any other equipment eligible for such tax regime. The Administrative Agent shall have received a copy of each such Necessary Governmental Approval not previously delivered to the Administrative Agent on or prior to the Closing Date.

(b) Work Completion. The Work with respect to the relevant Drilling Unit (except for Punch List items which are not material for compliance with the Charter Agreement and the Services Agreement with respect to such Drilling Unit) shall have been completed in accordance in all material respects with the applicable Building Contract and in compliance in all material respects with all applicable Laws and Governmental Approvals, and all ancillary construction, upgrades and improvements necessary for the operation of the relevant Project as contemplated by the Transaction Documents shall have been completed.

(c) Completion Certificates. The Administrative Agent shall have received (i) original executed counterparts of the Borrower Completion Certificates with respect to the relevant Drilling Unit (the statements contained in which shall be true and correct in all material respects), and (ii) an original executed counterpart of the Independent Engineer Completion Certificate with respect to the relevant Drilling Unit.

(d) Drilling Units. The Delivery Date for the relevant Drilling Unit shall have occurred, such Drilling Unit shall have been accepted by Petrobras in accordance with the applicable Charter Agreement and Services Agreement, and the Commercial Operation Date for such Drilling Unit shall have occurred.

(e) Opinions. The Administrative Agent shall have received original counterparts of such supplemental opinions of counsel to the Borrower that is the owner of the relevant Drilling Unit and the Project Participants as the Administrative Agent may request, where there is a reasonable basis for such request, with respect to the matters relating to the conditions set forth in this Section 3.5.

(f) No Liens. There shall not have been filed against or served upon the Borrower that is the owner of the relevant Drilling Unit with respect to the applicable Project or any part thereof notice of any Lien or claim of Lien (except for Permitted Liens), which has not been released by payment or bonding or otherwise or which will not be released with the payment of the related obligation out of Delivery Date Loans with respect to the relevant Drilling Unit.

SECTION 4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS

In order to induce each of the Lenders to enter into this Agreement and to make the Loans, each Borrower makes the following representations, warranties and agreements as of the date hereof, all of which shall be deemed to have been repeated by each Borrower at each Disbursement:

4.1 Organization; Ownership.

(a) Each of the Borrowers is a business company duly organized, validly existing and in good standing under the laws of the British Virgin Islands. Each of the Borrowers is duly authorized and qualified to do business and is in good standing in each jurisdiction in which it owns or leases Property or in which the conduct of its business requires it to so qualify, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect. Each of the Borrowers has the requisite company power and authority to own or lease and operate its Properties, to carry on its business (including with respect to the Projects), to borrow money, to create the Security Interests as contemplated by the Security Documents to which it is a party and to execute, deliver and perform each Transaction Document (including, without limitation, the Notes) to which it is or will be a party.

(b) Except for the Shareholders’ Agreements, the Delba Carried Loan Agreements (including the Amaralina Star Assignment and the Laguna Star Assignment set forth therein) and the Second Priority Share Pledge Agreements, as of the Effective Date, there are no shareholders’ agreements, agreements relating to voting rights, option agreements and other agreements with respect to the Equity Interests of the Borrowers or their respective Subsidiaries. The Borrowers have provided to the Administrative Agent a copy of the Shareholders’ Agreements (including, without limitation, any amendments to such agreements). As of the Closing Date, the Shareholders’ Agreements and any amendments thereto delivered to the Administrative Agent pursuant to the previous sentence consist the only agreements with respect to the Equity Interests of the Borrowers or their respective Subsidiaries, and there are no other amendments or waivers or supplements, written or oral to the Shareholders’ Agreements.

(c) As of the Effective Date, the Sponsor owns directly 55% of each class of Equity Interests of each Borrower; and Alperton owns directly 45% of each class of the Equity Interests of each Borrower. As of the Effective Date, Amaralina Star Ltd. owns 99.9999% of each class of the Equity Interests of Palase; and Laguna Star Ltd. owns 99.9999% of each class of Equity Interests of Podocarpus. As of the Effective Date, Amaralina Star Ltd. owns 99.9999% of each class of Equity Interests of Tarsus; and Laguna Star Ltd. owns 99.9999% of each class of Equity Interests of Manisa.

4.2 Authority and Consents.

(a) The execution, delivery and performance by each of the Borrowers of each Transaction Document to which it is or will be a party, and the transactions contemplated by the Transaction Documents: (i) have been duly authorized by all necessary corporate action (including any necessary shareholder action); (ii) will not breach, contravene, violate, conflict with or constitute a default under (A) any of its Organizational Documents, (B) any applicable Law, or (C) any contract, loan, agreement, indenture, mortgage, lease or other instrument to which it is a party or by which it or any of its Properties may be bound or affected, including all applicable Governmental Approvals and the Transaction Documents; and (iii) except for the Liens created by the Security Documents, will not result in or require the creation or imposition of any Lien upon or with respect to any of its Properties.

(b) Each Transaction Document to which each of the Borrowers is a party (i) has been duly executed and delivered by such Borrower and (ii) when executed and delivered by each of the other parties thereto, will be the legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally or by applicable statues of limitations or other statutes or rules affecting the manner of enforcement of creditors’ rights generally and (B) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) Other than filings, registrations and authorizations in connection with the Mortgage with respect to its Drilling Unit set forth in Part B of Schedule 4.6, no authorization, consent or approval of, or notice to or filing with, any Governmental Authority or any other Person has been, is or will be required to be obtained or made (i) for the due execution, delivery, recordation, filing or performance by each of the Borrowers of any of the Transaction Documents to which it is a party or any transaction contemplated by the Transaction Documents, (ii) for the grant by each of the Borrowers, or the perfection and maintenance, of the Liens contemplated by the Security Documents to which it is a party (including the first priority nature thereof) or (iii) for the exercise by the Collateral Agent or any other Secured Party of any of its rights under any Transaction Document or any remedies in respect of the Collateral pursuant to the Security Documents, except for the authorizations, consents, approvals, notices and filings set forth in Schedule 4.2 and Part A of Schedule 4.6, all of which have been or will be duly obtained, taken, given or made prior to the Closing Date and are (and will be) in full force and effect.

4.3 Capitalization; Indebtedness; Investments.

(a) Schedule 4.3 contains, as of the Effective Date, a true and complete list of all of the authorized and outstanding Equity Interests of each of the Borrowers by class, all commitments by the Shareholders to make capital contributions to each of the Borrowers and all capital contributions previously made by the Shareholders to each of the Borrowers. All of the Equity Interests of the Borrowers have been duly authorized and validly issued and are fully paid and nonassessable. None of such Equity Interests have been issued in violation of any applicable Law. Except as set forth in Schedule 4.3 and the Financing Documents (including in Section 4.1(b) hereof), neither Borrower is a party or subject to, has outstanding and is bound by, any subscriptions, options, warrants, calls, agreements, preemptive rights, acquisition rights, redemption rights or any other rights or claims of any character that restrict the transfer of, require the issuance of, or otherwise relate to any shares of its Equity Interests. The Equity Interests of each of the Borrowers are owned beneficially and of record by the Persons set forth in Schedule 4.3. Except for the Liens created by the Existing Share Charges (which shall be terminated and released pursuant to the terms of the First Priority Share Pledge Agreements) and the Delba Carried Loan Agreements (including the Amaralina Star Assignment and the Laguna Star Assignment thereunder), there is no Lien on any of the Equity Interests of the Borrowers, and neither Borrower has been notified of the assignment of all or any part of the Sponsor’s or Alperton’s Investments in it other than the assignment in favor of the Sponsor pursuant to the Existing Share Charges.

(b) As of the Effective Date, (i) other than the Indebtedness under the Transaction Documents, the Intercompany Loan Agreements (which are subject to Section 5.36), neither Borrower has Indebtedness of any nature, whether due or to become due, absolute, contingent or otherwise, and (ii) neither Borrower holds Investments other than Investments permitted by Section 5.15.

4.4 Financial Condition.

(a) Each of the Borrowers has delivered to the Administrative Agent (i) its audited, consolidated statements of income, retained earnings and cash flow for the fiscal year ended on December 31, 2010 and the related audited, consolidated balance sheet of the relevant Borrower as at the end of such period, prepared in accordance with IFRS and certified by its principal financial officer, together with the opinion of its accountants with respect thereto and (ii) its unaudited, consolidated statements of income, retained earnings and cash flow for the nine months ended on September 30, 2011 and the related unaudited, consolidated balance sheet of the relevant Borrower as at the end of such period, prepared in accordance with IFRS and certified by its principal financial officer. Such financial statements fairly present the financial condition of each of the Borrowers as at the relevant dates and the results of its operations for the relevant periods ended on each such date. Such financial statements have been prepared in accordance with IFRS consistently applied and the related reconciliations thereof have been prepared in accordance with IFRS consistently applied.

(b) As of the Effective Date, neither Borrower has outstanding obligations or liabilities, fixed or contingent, except as disclosed in the financial statements described in (a) above or incurred pursuant to the Transaction Documents since the date of such financial statements. As of the Effective Date, since the date of the audited financial statements described in (a)(i) above, no event, condition or circumstance exists or has occurred which has resulted in or could reasonably be expected to result in a material adverse change in the financial condition, operations, business, profits or prospects of the Borrowers from that set forth in such financial statements.

4.5 Litigation; Labor Disputes. Other than any such actions which have only been threatened and have not and could not reasonably be expected to have a Material Adverse Effect, there is no action, suit, other legal proceeding, arbitral proceeding, inquiry or investigation pending or, to the best of either Borrower’s knowledge, threatened by or before any Governmental Authority or in any arbitral or other forum, nor any order, decree or judgment in effect, pending, or, to the best of either Borrower’s knowledge, threatened (a) against or affecting either Borrower or any material part of its Properties or rights, or (b) to the best of either Borrower’s knowledge, against or affecting any Project Participant or any of its Properties or rights, that, in the case of this clause (b), (i) relates to the Projects, any of the Transaction Documents to which such Project Participant is a party or any of the transactions contemplated thereby, and (ii) has, or could reasonably be expected to have, a Material Adverse Effect. There are no ongoing, or currently threatened, strikes, slowdowns or work stoppages by the employees of the Borrowers or the Operators or, to the best knowledge of either Borrower and which have, or could reasonably be expected to have, a Material Adverse Effect, the Building Contractor or Petrobras.

4.6 Governmental Approvals.

(a) As of the Closing Date, all Necessary Governmental Approvals, except for those set forth in Part B of Schedule 4.6, have been duly obtained or made, were validly issued, are in full force and effect, are final and not subject to modification or appeal, are held in the name of Amaralina Star Ltd. (in the case of Necessary Governmental Approvals with respect to the Amaralina Star Project) or Laguna Star Ltd. (in the case of Necessary Governmental Approvals with respect to the Laguna Star Project), as the case may be (or, as applicable, the relevant Project Participant), and are free from conditions or requirements the compliance with which could reasonably be expected to have a Material Adverse Effect or which either Borrower or, to such Borrower’s knowledge, the relevant Project Participant does not reasonably expect to be able to satisfy. No event has occurred that could reasonably be expected to (A) result in the revocation, termination or adverse modification of any such Necessary Governmental Approval or (B) materially and adversely affect any rights of either Borrower (or, as applicable, any Project Participant) under any such Necessary Governmental Approval.

(b) As of the Closing Date, the Governmental Approvals set forth in Part B of Schedule 4.6 are not required for the current stage of the Project and are not customarily obtained until a later stage of the Project has commenced. As of the Closing Date, neither Borrower has reason to believe that any Necessary Governmental Approvals which are not required to have been obtained by such Borrower as of the Closing Date, but which will be required in the future (including those set forth in Part B of Schedule 4.6), will not be granted in due course prior to the time when needed free from conditions or requirements which the relevant Borrower or, to the relevant Borrower’s knowledge, the relevant Project Participant does not reasonably expect to be able to satisfy or compliance with which could reasonably be expected to have a Material Adverse Effect.

(c) The Drilling Units, if imported, constructed, owned and operated in accordance with the Plans and Specifications and the Transaction Documents, will conform to and comply in all material respects with all covenants, conditions, restrictions and requirements in all Necessary Governmental Approvals, in the Transaction Documents applicable thereto and under all other Laws applicable thereto.

4.7 Use of Proceeds.

(a) The proceeds of the Loans and of the loans under the Intercompany Loan Agreements have been and will be used to pay or reimburse payment by the Sponsor of Project Costs (it being understood and agreed that each Borrower may use the proceeds from any Disbursement to repay a portion of its Indebtedness under the Intercompany Loan Agreements to which it is a party pursuant to the terms of Section 5.36).

(b) Neither Borrower is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock and no part of the proceeds of any Loan will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

(c) Neither the making of any Loan nor the use of the proceeds thereof will violate or be inconsistent with the provisions of Regulation U or Regulation X.

4.8 ERISA. As of the Effective Date none of the Borrowers nor any of its ERISA Affiliates has or has ever maintained or contributed to (or has or has ever had an obligation to contribute to) any Plan or Multiemployer Plan.

4.9 Taxes.

(a) Each Borrower has timely filed with the appropriate taxing authority all income tax returns, and all other tax and informational returns which are required to be filed by it or with respect to its income, Properties or operations. Each Borrower has paid all taxes due pursuant to such returns or otherwise payable by it, except such taxes, if any, as are being contested in good faith and by proper proceedings and as to which adequate reserves have been provided. There is no action, suit, proceeding, investigation, audit, or claim now pending or, to the best knowledge of either of the Borrowers, threatened by any authority regarding any taxes relating to either of the Borrowers. The Base Case Projections reflect each Borrower’s reasonable good faith estimates of all material Taxes that, under present Law, will be due and payable by it assuming that it has the income and expenses reflected in the Base Case Projections.

(b) Except as contemplated in the Base Case Projections, no material liability for any tax will be incurred by either Borrower as a result of the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby.

4.10 Investment Company Act. Neither Borrower is an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended. Neither the making of any Disbursement, nor the application of the proceeds or repayment thereof by either Borrower, nor the consummation of the other transactions contemplated hereby will violate any provisions of such Act or any rule, regulation or order of the U.S. Securities and Exchange Commission thereunder.

4.11 Title; Security Documents.

(a) Each Borrower will, upon payment of all amounts payable by it under the Building Contract to which it is a party and delivery and acceptance of the Amaralina Star Drilling Unit (in the case of Amaralina Star Ltd.) or the Laguna Star Drilling Unit (in the case of Laguna Star Ltd.), as the case may be, pursuant to Article VII of the Building Contract to which such Borrower is a party, own and have good and marketable title to the Drilling Unit, free and clear of all Liens other than Permitted Liens.

(b) Each Borrower has good and marketable title to all of the Property purported to be owned by it, free and clear of all Liens, other than Permitted Liens, and holds such title and all of such Property in its own name and not in the name of any nominee or other Person. Each Borrower is lawfully possessed of a valid and subsisting leasehold estate in and to all Property which it purports to lease, free and clear of all Liens, other than Permitted Liens, and holds such leaseholds in its own name and not in the name of any nominee or other Person. Each Borrower has not created and is not contractually bound to create any Lien on or with respect to any of its assets, Properties, rights or revenues, except for Permitted Liens, and, except under the Transaction Documents, neither Borrower is restricted by contract, law or otherwise from creating Liens on any of its Properties.

(c) The provisions of the Security Documents to which each Borrower is a party delivered or to be delivered prior to the Closing Date are, and each other Security Document to which each Borrower is a party when delivered will be, effective to create, in favor of the Collateral Agent for the benefit of the Secured Parties, legal, valid and enforceable Liens on or in all of the Collateral intended to be covered thereby, and all necessary recordings and filings have been (or, in the case of such other Security Documents, will be) made in all necessary public offices and all other necessary and appropriate action has been (or, in the case of such other Security Documents, will be) taken so that the Liens created by each such Security Document constitute perfected Liens on or in the Collateral intended to be covered thereby, prior and superior to all other Liens (other than Permitted Liens), and all necessary consents to the creation, effectiveness, priority and perfection of each such Lien have been (or, in the case of such other Security Documents, will be) obtained. No mortgage or financing statement or other instrument or recordation covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of the Secured Parties or in respect of Permitted Liens.

4.12 Environmental Matters. Each Borrower has, to the best of its knowledge, complied and is now complying in all respects with the Equator Principles with respect to the Drilling Unit owned by such Borrower.

4.13 Subsidiaries. As of the Effective Date, except for, (a) in the case of Amaralina Star Ltd., Palase and Tarsus, and (b) in the case of Laguna Star Ltd., Podocarpus and Manisa, neither Borrower has Subsidiaries and beneficially owns any Capital Stock or other ownership interest of any other Person.

4.14 Intellectual Property. Except where failure so to do could not reasonably be expected to have a Material Adverse Effect, each Borrower owns or has the right to use all patents, trademarks, permits, service marks, trade names, copyrights, franchises, formulas, licenses and other rights with respect thereto, and has obtained assignment of all licenses and other rights of whatsoever nature currently necessary for the Project and the operation of its business as currently contemplated without any conflict with the rights of others. Except where the same could not reasonably be expected to have a Material Adverse Effect, no product, process, method, substance, part or other material sold or employed or presently contemplated to be sold by or employed by either Borrower in connection with its business infringes or will infringe any patent, trademark, permit, service mark, trade name, copyright, franchise, formula, license or other intellectual property right.

4.15 Project Documents.

(a) Except for contracts, agreements, side letters, leases, powers of attorney or other instruments or documents relating to services, materials or rights that can reasonably be expected to be available on commercially reasonable terms at the time required, the Project Documents constitute all contracts, agreements, side letters, leases, powers of attorney or other instruments or documents (other than, for the avoidance of doubt, documents related to Governmental Approvals) that are necessary for (i) the Projects, or (ii) the conduct of the business of each Borrower as contemplated by the Transaction Documents. As of the Effective Date, each Project Document delivered or to be delivered pursuant to Section 3.1(a)(i) to which either Borrower is a party has been duly authorized, executed and delivered by the relevant Borrower, is in full force and effect and is binding upon and enforceable against it in accordance with its terms. Each Borrower, and to the best of its knowledge, each Project Participant, is in compliance in all material respects with the terms and conditions of the Project Documents to which it is a party, and to the best knowledge of each Borrower, no event has occurred that could reasonably be expected to (A) result in an event of default under, or a material breach of, any Project Document, (B) result in the revocation, termination or adverse modification of any Project Document or (C) adversely affect any material right of such Borrower under any Project Document to which it is a party, other than in each case as has been previously notified in writing by it to the Administrative Agent.

(b) All representations and warranties of the Borrowers and, to each Borrower’s knowledge, the other parties thereto, contained in the Project Documents are true and correct in all material respects (except to the extent that any such representation or warranty is expressed to be made only as of an earlier date, in which case such representation or warranty was true and correct in all material respects on and as of such earlier date).

(c) All conditions precedent to the obligations of the respective parties under the Project Documents have been satisfied or waived in writing (with a copy of such waiver provided to the Administrative Agent), except for such conditions precedent which by their terms cannot be (and are not required to be) met until a later stage in the construction or operation of the relevant Drilling Unit, and neither Borrower has reason to believe that any such conditions precedent cannot be satisfied or waived prior to the time when such conditions are required to be met pursuant to the applicable Project Documents.

(d) As of the Effective Date, neither Borrower is a party to any material agreement or contract, other than the Transaction Documents, the acknowledgements of the Amaralina Star Assignment and the Laguna Star Assignment under the Delba Carried Loan Agreements, the Existing Share Charges and, subject to Section 5.36, the Intercompany Loan Agreements. As of the Closing Date, each of the Project Documents delivered or to be delivered pursuant to Section 3.1(a)(i) consists only of the original document (including exhibits and schedules) and the amendments thereto expressly described in the relevant definitions appearing in Appendix A hereto, and there are no other amendments or waivers or supplements, written or oral. The Administrative Agent has received a true and complete copy of each such Project Document, including all exhibits, schedules and disclosure letters referred to therein or delivered pursuant thereto, if any. None of such Project Documents has been amended or modified except for the Permitted Amendments.

4.16 No Default. No Default or Event of Default has occurred and is continuing.

4.17 Compliance with Laws. As of the Effective Date and except where any such violation could not reasonably be expected to have a Material Adverse Effect, neither Borrower is in violation of any Law (including any Environmental Law), Governmental Approval, order, writ, injunction or decree or its Organizational Documents.

4.18 Disclosure.

(a) All documents, reports or other written information pertaining to the Borrowers or the Projects that have been furnished to any Agent or any Lender by or on behalf of the Borrowers prior to the date of this Agreement (including (i) any application to any Lender for the extensions of credit provided for in the Financing Documents, (ii) the Financing Documents, including the exhibits and schedules attached thereto, (iii) all other written information relating to the Borrowers, any other Project Participant or the Projects provided by the Borrowers to any Agent or any Lender and (iv) any such documents, reports or other written information provided by the Sponsor, the Operator or any Affiliate thereof, but excluding the Base Case Projections, the Capex Budgets and other forecasts and projections), taken as a whole, are, as of the date of this Agreement, true and correct in all material respects and do not contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained herein or therein not materially misleading as of the date of this Agreement. As of the date of this Agreement, there is no fact, event or circumstance known either Borrower that has not been disclosed to the Administrative Agent in writing, the existence of which could reasonably be expected to have a Material Adverse Effect.

(b) As of the Closing Date, the Amaralina Star Capex Budget and the Laguna Star Capex Budget accurately specify in all material respects all costs and expenses incurred and Amaralina Star Ltd.’s (with respect to the Amaralina Star Capex Budget) and Laguna Star Ltd.’s (with respect to the Laguna Star Capex Budget) reasonable good faith estimates of all costs and expenses anticipated by Amaralina Star Ltd. and Laguna Star Ltd., as the case may be, to be incurred to construct and finance the Amaralina Star Drilling Unit and the Laguna Star Drilling Unit, respectively, and to implement the Projects in the manner contemplated by the Transaction Documents. The Capex Budgets and the Base Case Projections, as of the Closing Date, (i) are based on reasonable assumptions as to the estimates set forth therein, (ii) are not inconsistent with the provisions of the Transaction Documents in any material respect, (iii) have been prepared in good faith and with due care and (iv) fairly represent the Borrowers’ reasonable expectations as to the matters covered thereby as of their date. All projections and budgets furnished or to be furnished to the Lenders by or on behalf of the Borrowers after the Closing Date (A) are and will be based on reasonable assumptions as to the estimates set forth therein, (B) are and will be consistent with the provisions of the Transaction Documents in all material respects, (C) are and will be prepared in good faith and with due care and (D) are and will fairly represent the Borrowers’ reasonable expectations as to the matters covered thereby as of their respective dates.

4.19 Immunity. Each Borrower is subject to civil and commercial law with respect to its Obligations under the Financing Documents, and the execution, delivery and performance of the Financing Documents by it constitute private and commercial acts rather than public or governmental acts. None of the Borrowers or any of its Properties has any immunity from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment, set-off, execution of a judgment or from any other legal process with respect to its Obligations of under the Financing Documents.

4.20 Transactions with Affiliates. As of the Closing Date (other than as expressly contemplated in the Transaction Documents), neither Borrower is engaged or subject to any agreement to engage in any transactions (including any transactions relating to the buying or selling of any Properties or any products of the Project relating to such Borrower’s Drilling Unit involving the receipt of money as payment for goods or services) with any of its Affiliates.

4.21 Commercial Operation Dates; Change Orders.

(a) As of the Closing Date, Amaralina Star Ltd. estimates, in good faith, and based on reasonable grounds and projections, that the aggregate proceeds of the Amaralina Star Term Loans, together with the aggregate Equity Contributions made by the Shareholders for application to Amaralina Star Project Costs, will be sufficient to achieve the Amaralina Star Commercial Operation Date.

(b) As of the Closing Date, Laguna Star Ltd. estimates, in good faith, and based on reasonable grounds and projections, that the aggregate proceeds of the Laguna Star Term Loans, together with the aggregate Equity Contributions made by the Shareholders for application to Laguna Star Project Costs, will be sufficient to achieve the Laguna Star Commercial Operation Date.

(c) As of the Closing Date, no material Change Order has been proposed and no material Change Order is being contemplated for proposal in the future by either Borrower, or, to the best knowledge of the Borrowers, by the Building Contractor.

4.22 Single-Purpose Entities.

(a) As of the Effective Date, Amaralina Star Ltd. has not engaged in any business other than the development of the Amaralina Star Project and activities ancillary thereto and activities expressly contemplated in the Transaction Documents to which it is a party.

(b) As of the Effective Date, Laguna Star Ltd. has not engaged in any business other than the development of the Laguna Star Project and activities ancillary thereto and activities expressly contemplated in the Transaction Documents to which it is a party.

4.23 Availability and Transfer of Foreign Currency. Other than the registration of the Charter Agreements with the Central Bank of Brazil in order to allow for payments by Petrobras thereunder to be made to the Bareboat Charterers, no foreign exchange control approvals or other authorizations by the government of Brazil or any Governmental Authority therein or thereof are required to assure the availability of Dollars to enable the Borrowers to perform their obligations under the Transaction Documents in accordance with their terms. There are no legal restrictions or requirements which limit the availability or transfer of foreign exchange for the purpose of the performance by each Borrower and each Agent of their respective obligations under this Agreement and the other Financing Documents. There are no legal restrictions or requirements which limit the availability or transfer of foreign exchange for the purpose of remitting the proceeds of enforcement of the Obligations or the Collateral to any Secured Party.

4.24 Sanctions. None of the Borrowers nor any of their Subsidiaries or any director, officer, employee, agent, affiliate or representative thereof is a Person that is, or is owned or controlled by Persons that are (i) the subject of any sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Netherlands, or other relevant sanctions authority or pursuant to the Iran Sanctions Act, as amended (collectively, “Sanctions”), or (ii) located, organized or resident in, or operating from, a country or territory that is the subject of Sanctions (including, without limitation, the Union of Myanmar (Burma), the Republic of Cuba, the Islamic Republic of Iran, the Democratic People’s Republic of Korea (North Korea), the Republic of Sudan and the Syrian Arab Republic).

SECTION 5. COVENANTS.

Each Borrower covenants and agrees with each of the Lenders that, so long as any Commitment or any Loan or any other Obligation is outstanding and until payment in full of all amounts payable by such Borrower to the Secured Parties under the Financing Documents:

5.1 Financial Statements and Other Information. The Borrowers shall deliver or cause, if applicable, the Operators and the Bareboat Charterers or, solely with respect to information pertaining to the Sponsor or Alperton, the Sponsor or Alperton, respectively, to deliver to the Administrative Agent:

(a) Semi-annual Financial Statements. As soon as available and in any event within ninety (90) days after the end of the relevant Person’s first fiscal semester in each fiscal year (and solely with respect to the financial information of Alperton, upon request of the Administrative Agent (acting at the request of any Lender)), a copy of the complete unaudited, consolidated statements of income, retained earnings and cash flow of each of the Borrowers, the Operators, the Bareboat Charterers, the Sponsor and Alperton, and the related unaudited, consolidated balance sheet of each of the Borrowers, the Operators, the Bareboat Charterers, the Sponsor and Alperton as at the end of such period, accompanied by a certificate of an Authorized Officer of each of such Persons, which certificate shall state that said financial statements fairly present the financial condition and results of operations of the applicable Person accordance with IFRS, consistently applied, as at the end of, and for, such periods (subject to normal year-end audit adjustments); provided the sole obligations of each Borrower under this Section 5.1(a) solely with respect to the financial information of Alperton will be to request such information from Alperton, use commercially reasonable efforts to obtain such information and provide such information to the Administrative Agent to the extent made available to it.

(b) Annual Financial Statements. As soon as available and in any event within one hundred and eighty (180) days after the end of each fiscal year of each of the Borrowers, the Operators, the Bareboat Charterers, the Sponsor and Alperton (and solely with respect to the financial information of Alperton, upon request of the Administrative Agent

(acting at the request of any Lender)), a copy of the complete audited, consolidated statements of income, retained earnings and cash flow of each of the Borrowers, the Operators, the Bareboat Charterers, the Sponsor and Alperton, and the related audited, consolidated balance sheet of each of the Borrowers, the Operators, the Bareboat Charterers, the Sponsor and Alperton as at the end of such year and any related audit letter, setting forth in each case in comparative form the corresponding figures for the preceding fiscal year, and accompanied by an unqualified opinion thereon of a firm of independent certified public accountants of recognized international standing, which opinion shall state that said financial statements fairly present the financial condition and results of operations of each of such Persons as at the end of, and for, such fiscal year in accordance with IFRS, that the related reconciliations thereof have been prepared in accordance with IFRS, and that, in making the examination necessary for their opinion, they obtained no knowledge, except as specifically stated, of any Default or Event of Default; provided the sole obligations of each Borrower under this Section 5.1(b) solely with respect to the financial information of Alperton will be to request such information from Alperton, endeavor commercially reasonable efforts to obtain such information and provide such information to the Administrative Agent to the extent made available to it.

(c) Commercial Operation Date. Immediately upon the occurrence thereof, a written notice that the Commercial Operation Date for each of the Drilling Unit has occurred.

(d) Debt Service Coverage Ratios. As soon as available and in any event within ten (10) Business Days after each Calculation Date, a written statement (a “Debt Service Coverage Statement”) containing (i) with respect to each Borrower, a calculation of the Debt Service Coverage Ratio for the Calculation Period for such Calculation Date, certified by an Authorized Officer of such Borrower together with supporting data in reasonable detail and (ii) a calculation of the Combined Debt Service Coverage Ratio for the Calculation Period for such Calculation Date, certified by an Authorized Officer of each Borrower together with supporting data in reasonable detail, which statement shall be attached to the Monthly Transfer Date Certificate (as defined in the Accounts Agreement) delivered for the calendar month immediately succeeding the calendar month in which such Calculation Date occurs.

(e) Defaults. Promptly after any officer or director of either Borrower knows or has a reasonable basis to believe that any Default or Event of Default or any material default by any Project Participant under any Project Document has occurred, a written notice of such event describing the same in detail satisfactory to the Administrative Agent and, together with such notice, a description what action if any such Borrower or, if known by it, the other Borrower or such Project Participant has taken and/or proposes to take with respect thereto.

(f) Progress Reports. Promptly upon receipt thereof, each progress report received by either Borrower from the Building Contractor in connection with the Building Contract with respect to the Drilling Unit owned by such Borrower.

(g) Measurement Reports. As soon as reasonably practicable after receipt, but in any event no more frequently than on a quarterly basis, copies of the Measurement Reports (Relatórios de Medição) (as described in Clause 7 of the Charter Agreements) prepared by Petrobras under the Charter Agreements; provided that (i) if an Event of Default has occurred and is continuing, the Borrowers shall deliver to the Administrative Agent copies of such

Measurement Reports on a monthly basis and (ii) if the Debt Service Coverage Ratio for either Borrower, calculated on any Semi-annual Calculation Date for the twelve (12)-month period ending on the Interest Payment Date immediately preceding such Semi-annual Calculation Date is less than 1.10:1.0, such Borrower shall, until the Debt Service Coverage Ratio for such Borrower, calculated on any Semi-annual Calculation Date occurring thereafter for the twelve (12)-month period ending on the Interest Payment Date immediately preceding such Semi-annual Calculation Date is equal to or exceeds 1.10:1.0, deliver to the Administrative Agent (x) copies of such Measurement Reports on a monthly basis and (y) together with the applicable Measurement Report, a certificate of an Authorized Officer of such Borrower describing in detail satisfactory to the Administrative Agent the reasons for such Debt Service Coverage Ratio and what action (if any) such Borrower or, if known by it, any other Project Participant, has taken and/or proposes to take with respect thereto.

(h) Notices. Promptly after delivery or receipt thereof, a copy of each notice, demand or other communication given or received by either Borrower which is material to either Project, (i) pursuant to or relating to any of the Transaction Documents (including all requests for amendments or waivers) or pursuant to or relating to any Necessary Governmental Approval relating to either Project, or (ii) to or from any Governmental Authority relating in any way to either Project.

(i) Environmental, Occupational Health and Industrial Safety Plan. Simultaneously with the delivery thereof to Petrobras, a copy of the Portuguese language Environmental, Occupational Health and Industrial Safety Plan (Plano de Segurança Industrial, Proteção ao Meio Ambiente e Saúde Ocupacional) as described in, and required to be delivered to Petrobras under, Annex VI of the Charter Agreements and Annex VII of the Services Agreements, with an English translation thereof to be provided as soon as practicable, but in any event no later than three (3) months, thereafter.

(j) Reports of Drilling Unit Movement; Environmental License. (a) Within five (5) Business Days of request by the Administrative Agent (which request shall be made not more than once per calendar quarter unless a Default or an Event of Default has occurred and is continuing, in which case the Administrative Agent may make such requests as often as necessary), a report concerning the then-current location of each Drilling Unit and (b) a report promptly after the occurrence of either of the following events: (A) either Drilling Unit leaving the region or basin in which it is operating at that time or (B) either Drilling Unit crossing the line that is 200 nautical miles offshore Brazil. Within five (5) Business Days of request by the Administrative Agent received pursuant to clause (a) of the preceding sentence, each Borrower shall (i) request Petrobras for a copy of the environmental license(s) authorizing operations by its Drilling Unit at the then-current location and (ii) immediately upon receipt thereof from Petrobras, provide a copy of such environmental license to the Administrative Agent. For the avoidance of doubt, neither Borrower shall cause or permit either Drilling Unit to (x) leave any areas in breach of any insurance policy providing for insurance coverage for such Drilling Unit, (y) move to any area that would result in the loss of any insurance coverage for such Drilling Unit pursuant to the terms of the relevant insurance policies, or (z) without the consent of all of the Lenders, cross the line that is 200 nautical miles offshore Brazil.

(k) Independent Appraisal. As soon as available and in any event (i) prior to the first to occur of the Amaralina Star Shipyard Delivery Date and the Laguna Star Shipyard Delivery Date, (ii) annually at each insurance renewal after the first to occur of the Amaralina Star Shipyard Delivery Date and the Laguna Star Shipyard Delivery Date and (iii) if there has occurred an Event of Default which is continuing, at any other time an appraisal is requested by the Administrative Agent (acting at the reasonable request of the Majority Lenders) or the relevant insurers, each Borrower shall provide to the Administrative Agent an Appraisal from an Independent Appraiser in scope and form satisfactory to the Administrative Agent, acting reasonably.

(l) Compliance Certificate. Each time financial statements are required to be delivered by each Borrower under Sections 5.1(a) and 5.1(b), a certificate of an Authorized Officer of such Borrower substantially in the form of Exhibit I.

(m) Other Information. From time to time such other material information regarding the financial condition, operations, business or prospects of each Borrower or, to the extent obtainable by either Borrower upon the exercise of its reasonable efforts, the Projects or any Project Participant, including without limitation copies of either Operator’s “Document of Compliance”, either Drilling Unit’s “Safety Management Certificate”, the “International Ship Security Certificates” issued under the International Ship and Port Facility Security (ISPS) Code and documents evidencing compliance with the International Safety Management (ISM) Code, as may reasonably be requested by the Administrative Agent (acting at the reasonable request of any Lender).

5.2 Other Notices. Each Borrower shall, or if applicable, shall cause each of the Operators and the Bareboat Charterers to, promptly, and in any event within five (5) Business Days, after any officer or director of such Borrower, Operator or Bareboat Charterer, as the case may be, obtains knowledge thereof, give to the Administrative Agent (with a copy to the Independent Engineer, to the extent such notice refers to any event or circumstance that affects the construction, operation or physical structure of either Drilling Unit, including, without limitation, any notices pursuant to clauses (f), (g) and (h) of this Section 5.2) notice of:

(a) any pending or threatened application or proceeding by or before any Governmental Authority for the purpose of revoking, terminating, withdrawing, suspending, modifying or withholding any Necessary Governmental Approval, other than, in the case of any such threatened application or proceeding, where such revocation, termination, withdrawing, suspending, modifying or withholding could not reasonably be expected to have a Material Adverse Effect;

(b) any action, suit, investigation, litigation or proceeding before any court or Governmental Authority, affecting the Borrowers or the Projects that (i) could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of any Transaction Document or the consummation of the transactions contemplated by the Transaction Documents;

(c) any litigation, investigation or proceeding relating to the Projects and affecting any Project Participant which, if adversely determined against such Person, could reasonably be expected to result in a Material Adverse Effect;

(d) the discovery of (i) any Environmental Claim or (ii) if it could reasonably be expected to result in a Material Adverse Effect, any violation of or liability under any Environmental Law, in each case against or affecting any of the Borrowers, the Bareboat Charterers, the Operators (relating to the Projects), Petrobras (relating to the Project) or the Projects;

(e) any demand by a Project Participant for an arbitration proceeding under any Project Document;

(f) any (i) Taking, or (ii) other casualty, damage or loss to any Property of the Borrowers, whether or not insured, through fire, theft, other hazard or casualty which could reasonably be expected to have a Material Adverse Effect;

(g) (i) any delay for any reason in the construction of either Drilling Unit and any unscheduled shutdown or reduction in operation of either Drilling Unit, which, in each case, could reasonably be expected to have a Material Adverse Effect or to cause the Commercial Operation Date with respect to such Drilling Unit not to occur by the date required under the Charter Agreement and Services Agreement with respect to such Drilling Unit in order to avoid the right of Petrobras to terminate these agreements, or (ii) any substantial labor dispute which could lead to such a shutdown or material reduction;

(h) any actual, proposed or threatened cessation or suspension of the Work for any reason by the Building Contractor, which could reasonably be expected to have a Material Adverse Effect;

(i) any non-payment or delay in payment by Petrobras for a period of twenty (20) days from the date such payment is due under any of the Charter Agreements or the Services Agreements, as the case may be;

(j) any event constituting force majeure under any of the Project Documents or any claim by any Project Participant alleging that a force majeure event thereunder has occurred; and

(k) any other event, condition or circumstance directly related to either of the Projects and/or either Borrower which could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 5.2 shall, if requested by the Administrative Agent (acting at the request of any Lender), be supplemented promptly by a statement signed by an Authorized Officer of the applicable Borrower, Operator or Bareboat Charterer, as the case may be, setting forth a description in reasonable detail (to the extent that such Project Participant has such information) of the occurrence referred to therein and stating what action (if any is then planned) such Borrower, Operator or Bareboat Charterer, as the case may be, proposes to take with respect thereto.

5.3 Maintenance of Existence; Conduct of Business.

(a) Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, (i) preserve and maintain its legal existence as a company under the laws of its place of organization and all of its material licenses, rights, privileges and franchises necessary for the maintenance of its corporate existence, (ii) comply, in all material respects, with its respective Organizational Documents, (iii) engage solely in the business of constructing, owning, operating and maintaining the Drilling Unit owned, operated or chartered by it, as the case may be, and activities ancillary thereto and any other activity expressly contemplated by the Transaction Documents, (iv) not cancel, terminate, permit the cancellation or termination of, amend, modify or change any material terms or conditions of, or grant any material consent, waiver or approval under, or take or fail to take any other action that would impair the value of the interest or impair its rights under, any of its Organizational Documents, and (v) not take any action or fail to take any action (except as set forth in the proviso to this Section 5.3(a)) that would cause it to be subject to any Taxes other than as contemplated in the Base Case Projections; provided, however, for the avoidance of doubt, if it is necessary for any of the Borrowers, the Operators or the Bareboat Charterers, in order to comply with the obligations under clause (v) of this Section 5.3(a) or otherwise to prevent any of such Persons from becoming subject to additional Taxes in respect of the transaction evidenced by the Transaction Documents, to redomicile to another jurisdiction or to transfer its rights and obligations to another Person, before consummating any such redomiciliation or transfer, such Person shall be required to request and obtain the prior written consent of each Lender, such request to be considered by each Lender in good faith and such consent to be granted or withheld by each Lender in its sole discretion.

(b) Neither Borrower shall, without the consent of the Majority Lenders (which consent shall not be unreasonably withheld), amend, supplement or modify, waive any default under or breach of, or waive, forgive or release any right, interest or entitlement howsoever arising under or in respect of, any of the Shareholders’ Agreements or permit or consent to any such amendment, supplement, modification, waiver, forgiveness or release; provided that, except for the matters described in the immediately succeeding proviso, no consent from the Majority Lenders shall be required if any such amendment, supplement, modification, waiver, forgiveness or release in respect of the Shareholders’ Agreements could not reasonably be expected to cause a Material Adverse Effect; and provided further that the consent of all Lenders (which consent shall not be unreasonably withheld) shall be required if any such amendment, supplement, modification, waiver, forgiveness or release in respect of the Shareholders’ Agreements shall (i) adversely affect or reduce the scope of the Shareholders’ obligations to provide equity or make loans to the Borrowers to fund the applicable Project Costs, as provided in Sections 3.2 and 3.6 of the Shareholders’ Agreements or any successor provisions (as amended from time to time); (ii) limit the scope of any limitations to a sale, transfer or other disposition of the Equity Interests in either Borrower held by the Shareholders, as provided in Sections 3.11, 6.2, 7.2, 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.9, 7.10, 7.11 and 8.5 of the Shareholders’ Agreements or any successor provisions (as amended from time to time); (iii) increase the scope of the decisions in respect of either Borrower by the Shareholders or the Board of Directors of such Borrower that require the unanimous consent of the Shareholders or the members of such Board of Directors, as the case may be, as provided in Sections 4.9(a) and (b) of the Shareholders’ Agreements or any successor provisions (as amended from time to time); (iv) adversely affect or reduce the scope of any rights of or remedies available to the Sponsor in case of a deadlock with respect to a matter requiring the unanimous decision of the Shareholders or the members of the Board of Directors of either Borrower, including, without limitation, the right of the Sponsor to buy Alperton’s Equity Interests in either Borrower and the obligation of Alperton to sell such Equity Interests to the Sponsor, as provided in Article 8 of the Shareholders’ Agreement or any successor provisions (as amended from time to time); (v) allow either Borrower to make any Distributions that are not permitted pursuant to the terms of the Financing Documents; or (vi) reduce the scope of any limitations to the repayment of loans made by the Shareholders to either Borrower or the loans made by the Sponsor to Alperton, as provided in Sections 3.2(d), 9.3 and 9.8 of the Shareholders’ Agreements or any successor provisions (as amended from time to time); provided, however, that nothing in this Section5.3(b) shall be deemed to require the Shareholders to make or cause to be made Equity Contributions to either Borrower in excess of the Equity Contributions required to be made by them pursuant to the Financing Documents.

5.4 Compliance with Laws.

(a) Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, conduct its respective business and cause the Drilling Unit owned, operated or chartered by it, as the case may be, to be duly constructed, completed and operated in compliance with all applicable requirements of Law, including all relevant Governmental Approvals, Environmental Laws, the International Safety Management (ISM) Code and the International Ship and Port Facility Security (ISPS) Code, except where any failure to comply could not individually or in the aggregate be reasonably expected to have a Material Adverse Effect, and except that such Borrower, Operator or Bareboat Charter, as the case may be, may, at its expense, contest by appropriate proceedings conducted in good faith the validity or application of any such requirement of Law, so long as (a) none of the Secured Parties would be subject to any criminal liability for failure to comply therewith and (b) the pendency of such proceedings could not reasonably be expected to have a Material Adverse Effect.

(b) Notwithstanding the foregoing, each Borrower and any party acting on its behalf shall observe and abide by any Law, official requirement or other regulatory measure or procedure implemented to combat (i) money laundering (as defined in Article 1 of the Directive 2005/60/EF (Directive 2005/60/EC of the European Parliament and of the Council of 26 October 2005 on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing) amending Council Directive 91/308, as amended from time to time) and (ii) bribery and corrupt practices, including all requirements of the International Convention for the Safety of Life at Sea (SOLAS) as of 1974, as adopted, amended or replaced from time to time. Each Borrower further confirms that it is aware of the Norwegian Penal Code §276 a - c (Straffeloven) pursuant to which bribery and participation in bribery may be charged with penalties of fines or up to three (3) years of imprisonment or up to ten (10) years of imprisonment in severe cases and that the Norwegian Penal Code criminalizes bribery in the public as well as the private sector.

5.5 Payment of Taxes, Etc. Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, duly pay and discharge before they become overdue (a) all taxes, assessments and other governmental charges or levies imposed upon it or its respective Property, income or profits, or its activities, (b) all utility and other governmental charges incurred in the ownership, operation, maintenance, use, occupancy and upkeep of its business and (c) all lawful claims and obligations that, if unpaid, might result in the imposition of a Lien upon its respective Property; provided, however, that such Borrower, Operator or Bareboat Charterer, as the case may be, may contest in good faith any such tax, assessment, charge, levy, claim or obligation and, in such event, may permit the tax, assessment, charge, levy, claim or obligation to remain unpaid during any period, including appeals, when such Person is in good faith contesting the same by proper proceedings, so long as (i) adequate reserves shall have been established with respect to any such tax, assessment, charge, levy, claim or obligation, accrued interest thereon and potential penalties or other costs relating thereto, or other adequate provision for payment thereof shall have been made and (ii) such contest could not reasonably be expected to have a Material Adverse Effect.

5.6 Accounting and Financial Management. Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, (a) maintain adequate management information and cost control systems, (b) maintain a system of accounting in which full and correct entries shall be made of all its financial transactions, assets and business in accordance with IFRS, and (c) promptly deliver to the Administrative Agent a copy of any “management letter” or other similar communication received by it from the its accountants relating to its financial, accounting and other systems, management or accounts. In the event that any of the Borrowers, the Operators or the Bareboat Charterers replaces its existing auditors for any reason, it shall appoint and maintain as auditors another firm of independent public accountants, which firm shall be internationally recognized.

5.7 Inspections; Auditors.

(a) Each Borrower shall permit, and shall cause each Operator and Bareboat Charterer to permit, representatives of the Administrative Agent, the Insurance Advisor and the Independent Engineer, with reasonable advance notice, during normal business hours and at such intervals as such Person shall reasonably desire, to visit and inspect each Drilling Unit and to witness and verify the Acceptance Tests applicable to such Drilling Unit, to examine, copy and make extracts from its (and the applicable Operator’s or Bareboat Charterer’s, as the case may be) books and records, to inspect its respective Properties, and to discuss its operation with its (and the applicable Operator’s or Bareboat Charterers, as the case may be) officers and engineers, and all to the extent reasonably requested by the Administrative Agent, the Insurance Advisor or the Independent Engineer (as the case may be), provided, however, that (i) at any time before the Delivery Date of the relevant Drilling Unit, such visits and inspections shall be made in accordance with the applicable terms and conditions of the Building Contract in respect of such Drilling Unit, including any notice requirements and (ii) after the Commercial Operation Date of the relevant Drilling Unit, such visits and inspections shall be subject to availability of transportation and, if required, approved by Petrobras.

(b) Each Borrower shall, and shall cause each of the Bareboat Charterers and the Operators to, provide assistance to the officers and designated representatives of the Administrative Agent, the Insurance Advisor and the Independent Engineer in their communications with the auditors of any of the Borrowers, the Operators or the Bareboat Charterers (whose fees and expenses shall be for the account of the relevant Project Participant)

regarding the accounts and operations of such Project Participant; provided, however, that upon the occurrence of a Default or an Event of Default and its continuance, the Administrative Agent, the Insurance Advisor, the Independent Engineer and their officers and designated representatives shall be entitled to communicate directly with the auditors of any of the Borrowers, the Operators or the Bareboat Charterers (whose fees and expenses shall be for the account of the relevant Project Participant).

(c) Each Borrower shall permit the Administrative Agent, the Independent Engineer and the Insurance Advisor to review (i) all Plans and Specifications relating to its Project, (ii) any quality control data and performance test data relating to its Project, and (iii) any other data relating to its Project or to the progress of construction as may be reasonably requested by the Administrative Agent, the Independent Engineer or the Insurance Advisor. Further, each Borrower shall permit, and shall cause each Operator and Bareboat Charterer to permit, the Administrative Agent, the Independent Engineer and the Insurance Advisor reasonable access to monitor, witness and review the Work relating to its Project and reasonable access to its books and records.

(d) Each Borrower shall give reasonable notice of, and permit the Administrative Agent, the Independent Engineer, and the Insurance Advisor for such purpose to attend, (i) all of such Borrower’s Drilling Unit construction progress review meetings held by such Borrower or its agents or representatives and (ii) any and all Acceptance Tests or other material performance tests of such Borrower’s Drilling Unit or any component thereof (whether any such test is to be conducted on or off the relevant Drilling Unit).

(e) Notwithstanding anything to the contrary herein or in any other Transaction Document, unless otherwise expressly agreed in writing, no act or omission of the Administrative Agent, any Lender or the Independent Engineer or any other consultant engaged by any Lender shall in any way (i) affect the obligations of the Borrowers, the Building Contractor or any other Person under any Transaction Document or any other contract relating to either Building Contract, (ii) be deemed to be the acceptance of any defective work performed by the Building Contractor or any other Person under either Building Contract, or (iii) be deemed to be a waiver of any rights against the Building Contractor or any other Person under either Building Contract or otherwise.

(f) All inspections and visits contemplated by this Section 5.7 shall be at the expense of the Borrower that is the owner of the relevant Drilling Unit; provided, however, that, to the extent no Event of Default or Event of Loss relating to operation of the relevant Drilling Unit has occurred,

(i) inspections and visits at the expense of the Borrower that is the owner of the relevant Drilling Unit shall be limited to (x) one (1) inspection or visit per year by the Independent Engineer at any time before the Delivery Date in respect of such Drilling Unit, (y) one (1) inspection or visit by the Independent Engineer at the delivery and acceptance of the relevant Drilling Unit pursuant to the Building Contract in respect of such Drilling Unit and (z) after the Delivery Date, one (1) inspection or visit per year by the Insurance Advisor and the Independent Engineer; provided further that, in the case of any delays in the construction or delivery of either Drilling Unit, the incurrence of cost overruns in respect of either Drilling Units or any delays in achieving the Commercial Operation Date in respect of either Drilling Unit, the Borrower that is the owner of the relevant Drilling Unit shall bear the costs of the inspections or visits by the Independent Engineer to investigate and discuss any of such circumstances as reasonably requested by the Administrative Agent (upon instructions of the Majority Lenders); and

(ii) each Borrower shall not be responsible for the cost of travel accommodations or travel costs other than travel to the nearest port city and to the relevant Drilling Unit and reasonable accommodations on the relevant Drilling Unit and in such port city.

5.8 Governmental Approvals. Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, (i) from time to time obtain and maintain, each Necessary Governmental Approvals as shall now or hereafter be required under applicable Laws except where (a) the inability to obtain, or the rescission, termination, modification or suspension of such Necessary Governmental Approval is being contested by appropriate proceedings in accordance with this Section 5.8, (b) none of the Secured Parties would be subject to any criminal liability as a result of such rescission, termination, modification or suspension, and (c) the pendency of such proceedings could not reasonably be expected to have a Material Adverse Effect, and (ii) intervene in and contest any proceeding which seeks or may reasonably be expected, to rescind, terminate, modify or suspend any Necessary Governmental Approval and, if reasonably requested by the Administrative Agent (acting on the instructions of the Required Lenders), appeal any such rescission, termination, modification or suspension in the manner and to the full extent permitted by applicable Law. The obligations of the Borrowers, the Bareboat Charterers and the Operators under this Section 5.8 shall not in any way limit or impair the rights or remedies of the Secured Parties under any Financing Document directly or indirectly arising as a result of any such rescission, termination, modification or suspension.

5.9 Insurance.

(a) Insurance Requirements. Each Borrower shall maintain or cause to be maintained in full force and effect at all times on and after the Delivery Date in respect of such Borrower’s Drilling Unit and continuing throughout the term of this Agreement (unless otherwise specified in Appendix C) insurance coverages for the applicable Project meeting the requirements set forth in Appendix C (with the exception of those insurances (“MII”) specified in Part B – II thereof, which shall be acceptable to the Required Lenders and, subject to Section5.9(j), shall be obtained by or on behalf of the Lenders), with internationally recognized and reputable first class insurance companies with a Standard & Poor’s financial strength rating of “A-” (or its equivalent) or higher for at least ninety-five percent (95%) of the placements and with a Standard & Poor’s financial strength rating of “BBB+” (or its equivalent) or higher for the remaining five percent (5%) of the placements, all to be acceptable to the Administrative Agent (acting on the instruction of the Required Lenders), with limits, coverage, endorsements and other provisions sufficient to satisfy the requirements set forth in Appendix C naming (i) such Borrower and including its officers and employees as named insureds, (ii) the Collateral Agent as additional named insured for its rights and interests, with no operational interest in such Borrower’s Drilling Unit required, and without the Collateral Agent or any other Secured Party thereby being liable or obligated to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance and (iii) the Collateral Agent as assignee and loss payee with such directions for payment as the Collateral Agent may specify acting in accordance with the Accounts Agreement.

(b) Waiver of Subrogation. Without prejudice to the Borrowers’ rights under the Accounts Agreement and the other Financing Documents, each Borrower hereby waives any and every claim for recovery from the Secured Parties for any and all loss or damage covered by any of the insurance policies to be maintained under this Agreement to the extent that such loss or damage is recovered under any such policy. Inasmuch as the foregoing waiver will preclude the assignment to, or the exercise of rights of subrogation by, an insurance company (or other Person) in respect of any such claim to the extent of such recovery, each Borrower shall give written notice of the terms of such waiver to each insurance company which has issued, or which may issue in the future, any such policy of insurance (if such notice is required by the insurance policy) and shall cause such insurance policy to be properly endorsed by the issuer thereof to, or to otherwise contain one or more provisions that, prevent the invalidation of the insurance coverage provided thereby by reason of such waiver.

(c) Amendment of Requirements. The Administrative Agent (acting on the instruction of the Required Lenders), may at any time after the Effective Date amend the requirements (including, without limitation, the amount and scope of insurance coverage) and approved insurance companies described in this Section 5.9 due to changed circumstances which in the reasonable judgment of the Administrative Agent (acting on the instruction of the Required Lenders and in consultation with the Insurance Advisor), either render such coverage materially inadequate or materially reduce the financial ability of the approved insurance companies to pay claims. For the avoidance of doubt, in no event shall any such amendment by the Administrative Agent require loss of hire insurance. Neither Borrower shall make, or agree to, any alteration to the terms of any insurance nor waive any right relating to any insurance effected by it, as required by this Section 5.9 without (x) prior written notice to the Administrative Agent and (y) with respect to any such alteration or waiver which is material, the prior written consent of the Administrative Agent (acting on the instruction of the Required Lenders).

(d) Additional Provisions.

(i) Loss Notification: Each Borrower shall promptly notify the Administrative Agent and the Collateral Agent of any Event of Loss with respect to such Borrower’s Property likely to give rise to claims in excess of twenty-five million Dollars ($25,000,000) (individually or in the aggregate) in any calendar year in respect of any of the policies required by this Section 5.9.

(ii) Loss Adjustment and Settlement: Except in relation to MII, losses with respect to either Borrower’s Property in respect of any of the policies required by this Section 5.9 shall be adjusted with the insurance companies, including the filing in a timely manner of appropriate proceedings by the relevant Borrower, subject to the approval of the Administrative Agent (acting on the instructions of the Required Lenders) if such loss is in excess of twenty-five million Dollars ($25,000,000). In addition each Borrower may in its reasonable judgment consent to the settlement of any loss with respect to such Borrower’s Property, provided that in the event that the amount of such loss exceeds twenty-five million Dollars ($25,000,000) or there has occurred a Default or Event of Default which is continuing, the terms of such settlement are approved by the Administrative Agent (acting on the instructions of the Required Lenders).

(iii) Miscellaneous Policy Provisions: The marine cargo, property damage (including machinery) insurance policies effected pursuant to this Section 5.9 shall not include any annual or term aggregate limits of liability or clause requiring the payment of an additional premium to reinstate the limits after loss except as regards the insurance applicable to the perils of flood, earth movement, sabotage and terrorism.

(iv) Policy Language: All policies of insurance required to be maintained pursuant to this Section 5.9 shall be issued in English, with a clause in such policies stating that the English language version will prevail over any other version should any dispute arise regarding policy language.

(v) No Set-Off: Each Borrower shall procure that the insurance policies effected by it shall provide that all payments by or on behalf of the insurers under the insurances to the Collateral Agent shall be made without set-off howsoever described.

(e) Evidence of Insurance. On or prior to the Delivery Date in respect of each Drilling Unit and thereafter on an annual basis at least ten (10) days after each policy anniversary, each Borrower shall furnish the Administrative Agent and the Collateral Agent with (i) certification of all required insurance marked “premium paid” or accompanied by other evidence of payment reasonably satisfactory to the Administrative Agent and (ii) a schedule of the insurance policies held by or for the benefit of such Borrower and required to be in force by the provisions of this Section 5.9. Such certification shall be executed by each insurer or by an authorized representative of each insurer where it is not practical for such insurer to execute the certificate itself. Such certification shall identify underwriters, the type of insurance, the insurance limits and the policy term and shall specifically list the special provisions enumerated for such insurance required by this Section 5.9. The schedule of insurance shall include the name of the insurance company, policy number, type of insurance, major limits of liability and expiration date of the insurance policies. Upon request, each Borrower will promptly furnish the Administrative Agent and the Collateral Agent with copies of all insurance policies, binders, cover notes and certificates of entry (in the case of protection and indemnity insurance and/or war risks insurance) or other evidence of such insurance relating to the insurance required to be maintained hereunder.

(f) Reports. Concurrently with the furnishing of the certification referred to in Section 5.9(e), each Borrower shall furnish the Administrative Agent and the Collateral Agent with a report signed by the Insurance Advisor, stating that in its opinion, the insurance then carried out or to be renewed is in accordance with the terms of this Section 5.9.

(g) Broker’s Letter of Undertaking. On or prior to the Delivery Date in respect of each Drilling Unit (but in any event not later than thirty (30) days) after the issuance, modification or renewal of any insurance policies required to be effected by either Borrower under this Section 5.9), such Borrower shall furnish the Administrative Agent and the Collateral

Agent with letters of undertaking, complete with fleet lien waiver clause if applicable, substantially in the form of Part D of Appendix C or otherwise in form and substance satisfactory to the Administrative Agent (acting on the instructions of the Required Lenders), from the relevant insurance broker with regard to such insurance policies and, in respect of the protection and indemnity entry, a letter of undertaking in a standard format issued by protection and indemnity clubs that are members of the International Group of P&I Clubs.

(h) Failure to Maintain Insurance. In the event either Borrower fails to take out or maintain the full insurance coverage required to be effected by it by this Section 5.9, the Administrative Agent (acting on the instruction of the Required Lenders), upon thirty (30) days’ prior notice (unless the aforementioned insurance would lapse within such period and/or, with respect to the insurance described in Part B-I of Appendix C, would fail to become effective when required thereunder, in which event notice should be given as soon as reasonably possible) to such Borrower of any such failure, may (but shall not be obligated to) take out the required policies of insurance and pay the premiums on the same. All amounts so advanced therefor by the Administrative Agent (including any broking fees) shall become an additional Obligation of the relevant Borrower, and such Borrower shall forthwith pay such amounts to the Administrative Agent, together with interest thereon at the Default Rate from the date so advanced until fully paid.

(i) Secured Parties not Responsible for Representations by the Borrowers. No Secured Party shall be responsible for any representations or warranties made by or on behalf of either Borrower to any insurance company or underwriter. Any failure on the part of any Secured Party to pursue or obtain the evidence of insurance required by this Agreement and/or failure of any Secured Party to point out any non-compliance of such evidence of insurance shall not constitute a waiver of any of the insurance requirements in this Agreement.

(j) Mortgagees’ Interest Insurance. The MII with respect to each Borrower’s Property shall be effected by the Administrative Agent at the cost of such Borrower which cost such Borrower shall reimburse the Administrative Agent promptly upon request. The Administrative Agent shall use its best efforts to obtain from insurers acceptable to the Required Lenders and the relevant Borrower the best terms and conditions of cover reasonably obtainable on the insurance market for ships of similar type and age as the Drilling Unit owned by the relevant Borrower. The Lenders hereby acknowledge that, to the extent permitted by applicable law, the MII underwriters shall, upon payment of a claim under the MII, be subrogated to all the rights and remedies of the Insured Parties (as set out in Part B-II of Appendix C) up to the amount of such payment, but only to the extent of the rights and remedies that such Insured Parties may have in respect of such claim under the relevant Borrower’s insurance policies and the International Group of P&I Club entries related to the Drilling Unit owned by the relevant Borrower. For the avoidance of doubt, in respect of any loss for which a claim is made under the MII, the Lenders hereby expressly waive any rights they may otherwise have to recover all or part of such loss or of costs incurred in respect of such claim from either Borrower or any of its Affiliates, in each case to the extent of amounts finally and indefeasibly received by the Lenders under the MII.

5.10 Events of Loss.

(a) If an Event of Loss shall occur with respect to any of the Borrowers’ Property, such Borrower shall (i) promptly notify the Administrative Agent and the Collateral Agent of such Event of Loss to the extent required pursuant to Section 5.9(d)(i), (ii) diligently pursue all its rights to compensation against any Person with respect to such Event of Loss and (iii) cause all Loss Proceeds to be deposited in the Offshore Loss Proceeds and Compensation Account relating to such Borrower’s Drilling Unit pursuant to, and subject to any exceptions allowed by, the Accounts Agreement. To the extent that any Loss Proceeds are paid to either Borrower, either Bareboat Charterer or either Operator, the relevant Borrower shall cause such Loss Proceeds to be held in trust for the Collateral Agent for the benefit of the Secured Parties segregated from other funds of such Borrower, the relevant Bareboat Charterer and the relevant Operator.

(b) The Collateral Agent and the Administrative Agent shall be entitled to participate in any compromise, adjustment or settlement in connection with any Event of Loss with respect to either Borrower’s Property under any policy or policies of insurance or in respect of any proceeding with respect to any Taking, in each case involving in excess of twenty-five million Dollars ($25,000,000).

5.11 Application of Loss Proceeds.

(a) If an Event of Loss with respect to either Borrower’s Property (other than a Drilling Unit Loss Event) shall occur and the amount of Loss Proceeds thereunder is thirty-five million Dollars ($35,000,000) or less, so long as no Default or Event of Default shall then have occurred and be continuing (other than a Default or Event of Default arising directly from the event as to which such Loss Proceeds have been paid), the relevant Borrower shall be permitted (without the consent of the Lenders) to apply the Net Available Amount of such Loss Proceeds to the payment of the costs of Restoring such Borrower’s Affected Property that was the subject of such Event of Loss in accordance with the terms of the Accounts Agreement. Each Borrower shall take, as and when appropriate, all steps necessary or advisable in the reasonable opinion of the Administrative Agent to ensure that the Property of such Borrower which will result from the Restoration Work shall be subject to first priority Liens in favor of the Collateral Agent for the benefit of the Secured Parties (whether by amendment of the Security Documents or by entering into new security documents or otherwise).

(b) If an Event of Loss with respect to either Borrower’s Property (other than a Drilling Unit Loss Event) shall occur and the amount of Loss Proceeds thereunder is greater than thirty-five million Dollars ($35,000,000), so long as no Default or Event of Default shall then have occurred and be continuing (other than a Default or Event of Default arising directly from the event as to which such Loss Proceeds have been paid), such Borrower shall be permitted, with the consent of the Required Lenders, such consent to be obtained within forty-five (45) days after receipt of such proceeds unless the Required Lenders and such Borrower agree otherwise) to apply the Net Available Amount of such Loss Proceeds to the payment of the costs of Restoring the Affected Property of such Borrower that was the subject of such Event of Loss and the Net Available Amount of such Loss Proceeds shall be remitted to the relevant Borrower from time to time in order to enable such Borrower to pay the costs of the Restoration

Work with respect to such Borrower’s Affected Property, such remittance to be made pursuant to the terms of the Accounts Agreement; provided however, that notwithstanding the foregoing, the consent of the Required Lenders shall not be required so long as the following conditions shall have been satisfied (and with respect to items (i), (ii) and (iii), the Administrative Agent shall have notified the Lenders of the Independent Engineer’s satisfaction with the conditions set forth therein):

(i) the Independent Engineer shall have been satisfied that the Net Available Amount of the relevant Loss Proceeds (together with all other funds reasonably expected to be available to the relevant Borrower pursuant to the Transaction Documents or otherwise) shall be sufficient to Restore the Affected Property and the relevant Borrower shall have consulted with the Independent Engineer regarding the sufficiency of such amounts for such uses during the period of time required to Restore the Affected Property;

(ii) the Independent Engineer shall have been satisfied that the relevant Borrower’s Drilling Unit shall be capable of being Restored to its specifications and condition as it had prior to the damage or destruction;

(iii) the Independent Engineer shall have been satisfied that after giving effect to the completion of such proposed Restoration Work, the relevant Drilling Unit shall be at least equal in value, utility and performance in all material respects as it was prior to the damage or destruction;

(iv) no Project Document or Necessary Governmental Approval relating to the applicable Project in effect immediately prior to the Event of Loss giving rise to such Loss Proceeds shall have been canceled unless replaced (x) in a manner satisfactory to the Independent Engineer, (y) in the case of the cancellation or replacement of any of the Building Contracts, the Refund Guarantees, the Charter Agreements, the Bareboat Charter Agreements or the Services Agreements, in a manner reasonably satisfactory to all of the Lenders, and (z) in the case of the cancellation or replacement of any other Project Document or any Necessary Governmental Approval, in a manner reasonably satisfactory the Majority Lenders, or contain any still exercisable right to cancel, due to such Event of Loss;

(v) all steps necessary or advisable in the reasonable opinion of the Administrative Agent are taken as and when appropriate to ensure that the Property of the relevant Borrower which will result from the Restoration Work shall be subject to first priority Liens in favor of the Collateral Agent for the benefit of the Secured Parties (whether by amendment of the Security Documents or by entering into new security documents or otherwise); and

(vi) the relevant Borrower shall have delivered to the Collateral Agent and the Administrative Agent cash-flow projections and other assurances satisfactory to the Independent Engineer and the Administrative Agent (acting upon the instructions of the Majority Lenders) demonstrating such Borrower’s ability to meet its Obligations during the period from such Event of Loss until and following completion of such Restoration Work.

(c) Each Borrower shall cause the Restoration Work to commence promptly after such Borrower has been permitted to apply Loss Proceeds to pay the costs of such Restoration Work and shall use all reasonable efforts to cause such Restoration Work to be completed promptly. If (x) such Restoration Work shall not have commenced within thirty (30) days after the relevant Borrower has been permitted to apply Loss Proceeds to pay the costs of such Restoration Work or (y) the consent of the Required Lenders shall not have been obtained within the forty-five (45)-day period (or as has been otherwise agreed by the Required Lenders and the relevant Borrower) as set forth in Section 5.11(b) above, the Net Available Amount of such Loss Proceeds shall be applied, on behalf of the Borrowers, to the prepayment of Loans with respect to the affected Drilling Unit on the next succeeding Principal Payment Date in accordance with Section 6.3(g).

Notwithstanding anything to the contrary in this Section 5.11, (i) if an Event of Default shall have occurred and be continuing (other than as a direct result of the Event of Loss which gave rise to such Loss Proceeds), unless the Required Lenders may direct otherwise, the Collateral Agent shall forthwith direct the Offshore Accounts Bank to pay the remaining amount of such Loss Proceeds to the Administrative Agent for application in prepayment of the Loans and (ii) in the event of a Drilling Unit Loss Event, all Loss Proceeds shall be applied to the prepayment of the Loans in accordance with Section 6.3(g).

Without limitation to any of the Borrowers’ other obligations under this Section 5.11, each Borrower shall, in no event later than one hundred and eighty (180) days after an Event of Loss with respect to its Property, either (i) apply the Loss Proceeds from such Event of Loss to the prepayment of the Loans in accordance with Section 6.3(g) or (ii) Restore the Affected Property that was the subject of such Event of Loss; provided that, for the avoidance of doubt, such Borrower shall not be prohibited from continuing, beyond such one hundred and eighty (180) days, negotiations with insurers regarding the amount of such Loss Proceeds payable so long as such Restoration is funded and completed utilizing funds other than such Loss Proceeds (x) within such one hundred and eighty (180) days and (y) otherwise in accordance with the requirements of the Financing Documents.

(d) Any net loss proceeds received by or on behalf of the Lenders pursuant to the MII shall be applied promptly to the prepayment of the Loans.

5.12 Limitation on Liens. Neither Borrower shall, and each Borrower shall cause each of the Operators and the Bareboat Charterers not to, create, incur, assume or suffer to exist any Lien upon any of its respective Property (including, without limitation each Borrower’s Equity Interests in the relevant Operator and the relevant Bareboat Charterer), whether now owned or hereafter acquired, except:

(a) Liens created under the Financing Documents;

(b) Liens imposed by any Governmental Authority for taxes to the extent not required to be paid under Section 5.5;

(c) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business or in connection with the construction and/or operation of such Borrower’s Drilling Unit, either (i) for amounts not yet due or (ii) for a sum in aggregate at any time not exceeding twenty million Dollars ($20,000,000), which shall include any possessory Lien and any contractual title retention arrangement pursuant to any contract, agreement or arrangement entered into in relation to the applicable Project;

(d) any Lien on such Borrower’s Drilling Unit for master’s, OIM’s, officer’s or crew’s wages arising in accordance with usual maritime practice which are not overdue;

(e) any Lien for salvage; and

(f) Liens created or to be created under the Second Priority Share Pledge Agreements, the Second Priority Mortgages and the Delba Carried Loan Agreements (including the Amaralina Star Assignment and the Laguna Star Assignment set forth therein).

5.13 Indebtedness. Each Borrower shall not create, incur, suffer to exist or otherwise become liable for any Indebtedness except:

(a) Indebtedness arising under the Transaction Documents (including any Indebtedness under a loan deemed to be made as a result of a Cross-Borrower Transfer (as defined in the Accounts Agreement));

(b) subject to Section 5.36, Indebtedness owed under the Intercompany Loan Agreements;

(c) any Subordinated Loans; and

(d) Indebtedness (other than Indebtedness for borrowed money) secured by a Permitted Lien.

5.14 Leases. Neither Borrower shall enter into any agreement, or be or become liable as lessee under any agreement, for the lease, hire or use of any real or personal Property, except for operating leases of personal Property (which do not constitute Capital Lease Obligations) contemplated by the Capex Budget with respect to such Borrower’s Drilling Unit, provided that the aggregate payment obligations under such operating leases entered into by the Borrower, the Bareboat Charterer and the Operator that owns, charters and operates the relevant Drilling Unit shall not at any time exceed five million Dollars ($5,000,000) in the aggregate.

5.15 Investments; Subsidiaries.

(a) Neither Borrower shall make or permit to remain outstanding any Investments except Permitted Investments.

(b) Neither Borrower shall establish, create or acquire any Subsidiary other than, (i) in the case of Amaralina Star Ltd., Palase and Tarsus and (ii) in the case of Laguna Star Ltd., Podocarpus and Manisa.

5.16 Distributions. Neither Borrower shall make any distributions to any Person in respect of its Equity Interests or any other ownership interest in such Borrower, whether in cash or other Property, or redeem, purchase or otherwise acquire any interest of the Sponsor or Alperton or any other Person holding Equity Interests of such Borrower, or permit the Sponsor or Alperton or any other Person holding Equity Interests of such Borrower to withdraw any capital from such Borrower, or make payments in respect of the Intercompany Loan Agreements (other than payments made in accordance with Section 5.36) (all of the foregoing being referred to as “Distributions”) or make any payment of any management or other fees to any Affiliate of such Borrower (other than payments to Constellation Services Ltd. under the Management Agreements or to the Sponsor under the Head Services Agreements relating to such Borrower’s Drilling Unit to be made in accordance with the terms of the Accounts Agreement); provided that nothing in this Section 5.16 shall prohibit either Borrower from (a) making Distributions of dividends or making payments of principal and/or interest under the Intercompany Loan Agreements and (b) making other Distributions and any payments of management or other fees to any of its Affiliates at any time from amounts on deposit in the Offshore Distribution Account with respect to such Borrower’s Drilling Unit. Each Borrower agrees that it shall not be entitled to the remittance of funds to any of the Offshore Distribution Accounts or otherwise make any remittances for purposes of making any Distribution, and shall not request any such remittance unless such remittance is to be made on a Distribution Date and the following conditions are satisfied:

(i) the Project Completion Date with respect to such Borrower’s Drilling Unit has occurred;

(ii) no Default or Event of Default shall have occurred and be continuing or would result from the making of such Distribution;

(iii) such Borrower shall have delivered a Debt Service Coverage Statement for the Calculation Period immediately preceding the date of the proposed remittance to the Offshore Distribution Account in accordance with Section 6.4(a) of the Accounts Agreement as required by Section 5.1(d)(i). Such statement shall demonstrate that the Debt Service Coverage Ratio of the relevant Borrower, for the Calculation Period for the last Calculation Date, covered by such Debt Service Coverage Statement was at least 1.20:1.00;

(iv) the Offshore Debt Service Reserve Account with respect to such Borrower’s Drilling Unit is fully funded pursuant to the requirements of the Accounts Agreement (including, for the avoidance of doubt, any adjustments to the amounts to be on deposit in such Offshore Project Accounts as required under such agreement); and

(v) at least one scheduled payment of principal on the Loans has been made to the Lenders.

5.17 Required Hedging Agreements.

(a) Each Borrower shall enter into one or more Hedging Agreements (including any amendments of the Pre-Hedging Agreements and/or transfer by novation to any transferee Required Hedge Provider of all or part of the Pre-Hedging Agreements), each in form and substance satisfactory to the Lenders, with the Required Hedge Providers having, at the time such Required Hedge Provider enters into such Hedging Agreement, capital, surplus and undivided profits of at least $500,000,000 and which agree to be bound by the Intercreditor Agreement, which effectively enable such Borrower to protect itself in a manner satisfactory to the Administrative Agent against the risk of interest rate fluctuations as to a notional principal amount at least equal to ninety percent (90%) of the outstanding principal amount of the Loans owed by such Borrower from time to time, which Required Hedging Agreements shall be executed by the date (the “Required Hedging Date”) which is within the earlier of (i) ninety (90) days from the Closing Date and (ii) sixty (60) days from the date of first Disbursement (but not before the Closing Date) and maintained in full force and effect until the Loan Termination Date. Neither Borrower shall enter into any Hedging Agreement other than (i) the Hedging Agreements entered into pursuant to the preceding sentence of this Section 5.17(a), (ii) transfers and novations thereof and (iii) amendments or modifications thereto, each in form and substance satisfactory to the Administrative Agent, entered into to increase the notional amount thereof so as to permit such Borrower to comply with its obligations to have entered into Hedging Agreements as to a notional amount equal to at least ninety percent (90%) of the outstanding principal amount of the Loans owed by such Borrower (collectively, the “Required Hedging Agreements”).

(b) If on any date from and after the Required Hedging Date until the Loan Termination Date the aggregate notional amount covered by any Required Hedging Agreements exceeds one-hundred percent (100%) of the outstanding principal amount of the Loans owed by such Borrower, the Borrower party to such Required Hedging Agreements shall within ten (10) Business Days of becoming aware of such excess and in any event within three (3) Business Days following the date of any prepayment of the Loans giving rise to such excess (the “Notional Amount Adjustment Date”), if such excess is continuing after that period, adjust such notional amount so that, as a result of such adjustment, the aggregate notional amount under the relevant Required Hedging Agreements does not exceed the outstanding principal amount of the Loans owed by the relevant Borrower; provided, however, that: (i) such adjustment shall be made on a pro rata basis across all Required Hedging Agreements to which the relevant Borrower is a party; (ii) any adjustment pursuant to this Section 5.17(b) shall only be made to the extent that any termination amounts and other amounts payable by the relevant Borrower in connection with such adjustment (the “Termination Amounts”), which shall be notified by such Borrower to the Administrative Agent in writing on each relevant Notional Amount Adjustment Date, can be paid in without causing the Borrowers to be unable to pay, pursuant to the terms of the Accounts Agreement, the Obligations as they become due; and (iii) in the event either Borrower is required to comply with the Cash Sweep Obligation pursuant to Section 6.3(e), such Borrower shall not be required to make the adjustments pursuant to this Section 5.17(b), provided that such Borrower shall comply with the requirements of Section 5.17(c).

(c) In the event that either Borrower is required to make a prepayment in compliance with the Cash Sweep Obligation pursuant to Section 6.3(e), such Borrower shall from the Notional Amount Adjustment Date that would otherwise apply in respect of such prepayment retain in such Borrower’s Offshore Distribution Holding Account an amount no less than the Termination Amounts that would otherwise be payable pursuant to clause (ii) of Section 5.17(b) in connection with such prepayment (the “Retained Termination Amount”), and the amount on deposit in such Borrower’s Offshore Distribution Holding Account to be applied to the prepayment of Loans in order to comply with the Cash Sweep Obligation pursuant to Section 6.3(e) shall be an amount equal to the positive difference between 100% of the proceeds on deposit in such Offshore Distribution Holding Account and the Retained Termination Amount applicable at the time of such prepayment. For each third Interest Payment Date (each a “Recalculation Date”) following the initial prepayment pursuant to Section 6.3(e), the relevant Borrower shall recalculate the Retained Termination Amount in good faith based on the Termination Amounts that would otherwise be payable pursuant to Section 5.17(b), in order to adjust the aggregate notional amount under the relevant Required Hedging Agreements to an amount no greater than the outstanding principal amount of the Loans owed by the relevant Borrower, in connection with the prepayments under Section 6.3(e) on each of such dates and inform the Administrative Agent in writing thereof. For the avoidance of doubt, to the extent that, as a result of any such recalculation for a Recalculation Date, the Retained Termination Amount is reduced, the amount to be applied to prepayment in order to comply with the Cash Sweep Obligation pursuant to Section 6.3(e) shall be an amount equal to the positive difference between 100% of the proceeds on deposit in such Offshore Distribution Holding Account and such reduced Retained Termination Amount applicable at the time of such prepayment.

5.18 Financial Covenants.

(a) (i) Until the date either Borrower is required to comply with the Cash Sweep Obligation pursuant to Section 6.3(e), each Borrower shall ensure that the Combined Debt Service Coverage Ratio, calculated for each Semi-annual Calculation Date for the twelve (12)-month period ending on the Interest Payment Date immediately preceding such Semi-annual Calculation Date, will not for any two (2) consecutive Semi-annual Calculation Dates be less than 1.10:1.0 and (ii) at any time thereafter, each Borrower shall ensure that the Debt Service Coverage Ratio for each Borrower, calculated for each Semi-annual Calculation Date for the twelve (12)-month period ending on the Interest Payment Date immediately preceding such Semi-annual Calculation Date, will not for any two (2) consecutive Semi-annual Calculation Dates be less than 1.10:1.0.

(b) No later than the Commercial Operation Date in respect of each Drilling Unit, and at all times thereafter, each Borrower shall maintain on deposit in the Offshore Debt Service Reserve Account relating to the Drilling Unit owned by such Borrower the Offshore Debt Service Reserve Account Required Balance.

5.19 Transactions with Affiliates. Except as provided in the Transaction Documents and, subject to Section 5.36, the Intercompany Loan Agreements, neither Borrower shall (and each Borrower shall cause each of the Operators and Bareboat Charterers not to) directly or indirectly (a) make any Investment in or payment to any of its Affiliates; (b) transfer, sell, lease, assign or otherwise dispose of any Property to any of its Affiliates; (c) purchase or acquire Property from any of its Affiliates; or (d) enter into any other transaction or arrangement directly or indirectly with or for the benefit of any of its Affiliates, unless such transaction is upon fair and reasonable terms no less favorable to it than it would obtain in a comparable arm’s length transaction with a Person which is not an Affiliate of such Borrower, Operator or Bareboat Charterer, as the case may be.

5.20 Use of Proceeds; Capex Budget.

(a) Subject to Section 5.36, each Borrower (i) shall use the proceeds of the Loans solely to pay or reimburse the Sponsor for Project Costs with respect to its Drilling Unit and (ii) shall not make any payment in respect of any Construction Milestone (in whole or in part) unless such Construction Milestone has been achieved in accordance with the Building Contract relating to such Borrower’s Drilling Unit.

(b) Neither Borrower shall, without the prior written consent of the Administrative Agent (acting on the instructions of the Lenders and after obtaining an opinion of the Independent Engineer), amend, revise or modify the Capex Budget relating to its Drilling Unit to increase it, or request any Loans in respect of any increase thereto; provided, however, that no such consent shall be required in the event any such action increases or causes an increase in the relevant Capex Budget in the amount not to exceed the Unutilized Contingency Amount; provided further, for the avoidance of doubt, that the use of funds deposited in the Offshore Construction and Penalty Account with respect to either Drilling Unit pursuant to Section 2.1(a) of the Equity Support Guaranty in respect of the Borrower that is the owner of such Drilling Unit shall require the consent of the Required Lenders upon consultation with the Independent Engineer, which consent shall not be unreasonably withheld. An “increase” referred to in this sub-section shall mean an increase in the relevant Capex Budget by reference to the total amount thereof of six hundred twenty-three million three hundred seventy thousand four hundred fifty Dollars ($623,370,450) in respect of the Capex Budget relating to the Amaralina Star Drilling Unit and six hundred twenty-seven million four hundred sixteen thousand nine hundred seventy-seven Dollars ($627, 416,977) in respect of the Capex Budget relating to the Laguna Star Drilling Unit, as the case may be, and not to any particular line item.

5.21 Project Construction; Maintenance.

(a) Each Borrower shall cause its Drilling Unit to be duly constructed and completed in all material respects in accordance with the Capex Budget relating to such Drilling Unit, the Building Contract in respect of such Drilling Unit, and Good Practices (if any), and shall cause the Commercial Operation Date with respect to its Drilling Unit to occur by the last permitted date required in the Charter Agreement relating to such Drilling Unit.

(b) Neither Borrower shall enter into any Change Order except as may be permitted by Section 5.25.

(c) Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, maintain and preserve the Drilling Unit owned, operated or chartered by it, as the case may be, and all of its respective Properties necessary or useful in the proper conduct of its respective business in good working order and in such condition that such Drilling Unit will have the capacity and functional ability to perform, on a continuing basis (ordinary wear and tear excepted), in normal commercial operation, the functions for which it was specifically designed in accordance with the Building Contract with respect to such Drilling Unit at substantially the levels contemplated thereby. Each Borrower shall cause its Drilling Unit to be operated, serviced, maintained and repaired so that the condition and operating efficiency thereof will be maintained and preserved (ordinary wear and tear excepted) in all material respects in accordance and compliance with (i) Good Practices, (ii) such operating standards as shall be required to enforce any material warranty claims against dealers, manufacturers, vendors, contractors, and sub-contractors, and (iii) the terms and conditions of all insurance policies maintained with respect to such Drilling Unit at any time.

(d) Neither Borrower shall, and each Borrower shall cause each of the Operators and the Bareboat Charterers not to, in any material respect, alter, remodel, add to, reconstruct, improve or demolish any part of the Drilling Unit owned, operated or chartered by it, as the case may be, or any other Collateral, except as contemplated by or in accordance with the Plans and Specifications with respect to such Drilling Unit or as required by Petrobras in accordance with the terms of the Charter Agreement relating to such Drilling Unit, in which case the Borrower that is the owner of such Drilling Unit shall provide prior written notice thereof, together with the details of such alteration, remodeling, addition, reconstruction, improvement or demolition, as the case may be, to the Collateral Agent and the Administrative Agent.

(e) Neither Borrower shall (i) appoint or allow the appointment of any replacement Operator which is an Affiliate of the Sponsor without the prior written approval of the Majority Lenders; provided that each of Manisa and Tarsus shall be permitted to assign and transfer all of its obligations, rights, title and interest in, to and under the Project Documents and the Financing Documents to which it is a party to QGOG in compliance with Section 5.25 (other than Section 5.25(b)), (ii) appoint or allow the appointment of any other replacement Operator without the prior written approval of the Lenders, in each such case such approval not to be unreasonably delayed or withheld.

(f) Neither Borrower shall, and each Borrower shall cause each of the Operators and Bareboat Charterers not to, directly or indirectly, make or commit to make any expenditure in respect of the purchase or other acquisition of fixed or capital assets, other than (i) expenditures contemplated by the Capex Budget relating to such Borrower’s Drilling Unit, and (ii) Loss Proceeds permitted to be applied to the payment of restoration costs with respect to such Borrower’s Drilling Unit pursuant to Section 5.11.

(g) Neither Borrower shall, and each Borrower shall cause each of the Operators and the Bareboat Charterers not to, remove any material part of the Drilling Unit owned, operated or chartered by it, or item of equipment installed on such Drilling Unit, except as required under the terms of the Charter Agreement relating to such Drilling Unit (in which case the Borrower that is the owner of such Drilling Unit shall provide prior written notice thereof, together with the details of such removal to the Collateral Agent and the Administrative Agent), unless the part or item so removed is replaced promptly by a suitable part or item which is in the same condition as or better condition than the part or item being replaced, is free from any Lien other than Permitted Liens and becomes, upon installation on the relevant Drilling Unit, (i) the property of the Borrower that is the owner of such Drilling Unit and, (ii) subject to a Security Interest in favor of the Collateral Agent, but only in each case to the extent and on the same terms as the part or item being replaced. Nothing in the foregoing sentence shall prevent removal by either Borrower, if such removal would not have a Material Adverse Effect on the ability of such Borrower to comply with the provisions of Section 5.21(c), of any part or item title to which is not and is not required to be vested in such Borrower.

5.22 Performance of Project Documents.

(a) Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, perform and observe, in all material respects, all of its covenants and agreements contained in any of the Project Documents to which it is or becomes a party, and shall take all necessary action to prevent the termination of any such Project Documents in accordance with the terms thereof or otherwise (other than by virtue of the scheduled expiration in the ordinary course of such Project Documents in accordance with their terms).

(b) Each Borrower shall instruct all Project Participants to make all payments payable to it to the Offshore Accounts Bank for deposit in the appropriate Offshore Project Account relating to such Borrower’s Drilling Unit in accordance with the Accounts Agreement.

5.23 Petrobras Assignment. Neither Borrower shall, and each Borrower shall cause each Bareboat Charterer not to, consent to any assignment or transfer of all or any part of rights and obligations of Petrobras in, to or under the Charter Agreement relating to such Borrower’s Drilling Unit other than to a transferee which has been approved by the Lenders (acting reasonably), provided, however, that in the event of any such assignment or transfer by Petrobras as to which either Borrower or the relevant Bareboat Charterer has no right of consent under the Charter Agreement relating to the relevant Borrower’s Drilling Unit, the relevant Borrower shall (i) upon the request of the Majority Lenders, use its best efforts to obtain credit support from Petrobras or another Person, reasonably acceptable to the Lenders, for the obligations of such assignee or transferee and (ii) use its best efforts to cause such credit support to be or become subject to the Liens of the Security Documents (whether by amendment to any Security Document, execution of a new Security Document or otherwise) in favor of the Collateral Agent; provided further, however, that in no event “best efforts” should require any of the Borrowers, the Bareboat Charterers and the Sponsor to take any action that could reasonably be expected to jeopardize their commercial relationship with Petrobras.

5.24 Merger; Sales and Purchases of Assets. Neither Borrower shall merge into or consolidate with any other Person, or liquidate or dissolve itself (or suffer any liquidation or dissolution), or sell, lease, sub-let (or, with respect to its Drilling Unit, give consent to Petrobras to sub-let), transfer, part with possession or operational control or otherwise dispose of any assets or Property other than (a) with respect to its Drilling Unit, the chartering and operation of such Drilling Unit as contemplated by the Charter Agreement and/or the Services Agreement relating to such Drilling Unit; (b) subject to the requirements of Section 6.3(c) and to the establishment by such Borrower of an Offshore Disposition Proceeds Account pursuant to the terms of the Accounts Agreement, sales, transfers and other dispositions of assets of such Borrower, having a value of less than five million Dollars ($5,000,000) in the aggregate, or otherwise determined by such Borrower (in its reasonable opinion) to be obsolete or no longer used by or useful to it for the operation or maintenance of its Drilling Unit, provided, that notice of any proposed sale, transfer or disposition by either Borrower having a value of more than five million Dollars ($5,000,000) in the aggregate pursuant to this clause (b) shall be given to the Administrative Agent at least ten (10) days prior to the consummation thereof and the relevant Borrower shall certify in such notice that such assets are obsolete; (c) sales of Permitted Investments prior to the maturity thereof; (d) subject to the establishment by such Borrower of an Offshore Disposition Proceeds Account pursuant to the terms of the Accounts Agreement, to the extent other assets or

Property are being provided in replacement thereof pursuant to the terms of the Project Documents relating to such Borrower’s Drilling Unit; (e) Distributions or other payments in accordance with Section 5.16; and (f) cash payments permitted under or contemplated by the Financing Documents. Neither Borrower shall purchase or acquire any assets other than the purchase of (i) assets reasonably required for the completion of the Project relating to such Borrower’s Drilling Unit in accordance with the relevant Capex Budget, (ii) assets in the ordinary course of business reasonably required in connection with the operation of such Borrower’s Drilling Unit and (iii) Permitted Investments.

5.25 Amendment of Transaction Documents; Additional Project Documents; Change Orders; etc.

(a) Without prejudice to Section 5.3(b), neither Borrower shall (and each Borrower shall cause each of the Operators and Bareboat Charterers not to), without the consent of, in the case of clause (i), clause (ii), clause (v) and clause (viii) below, the Lenders, in the case of clause (vii) below, the Required Lenders, and otherwise the Majority Lenders, (i) agree to or permit the cancellation, suspension or termination of any Project Document or any Financing Document (other than by virtue of the scheduled expiration in the ordinary course of such Project Document or Financing Document in accordance with its terms or otherwise in accordance with the terms of this Agreement or the other Financing Documents and, solely in respect of the Management Agreements and the Head Services Agreements, to the extent permitted pursuant to the terms of the Consent Agreements in respect thereof); (ii) sell, assign (other than pursuant to the Security Documents) or otherwise dispose of (by operation of law or otherwise) any part of its interest in any Project Document or any Financing Document; provided that, solely to the extent (x) no Default or Event of Default shall have occurred and be continuing immediately before, or would result from, such assignment, (y) all authorizations, consents or approval of, or notice to or filing with, any Governmental Authority or any other Person required in connection with such assignment (including, without limitation, the prior written consent of Petrobras) shall have been obtained and (z) such assignment could not reasonably be expected to have a Material Adverse Effect or materially reduce the amount of any payment due or to become due to the Borrowers (and, in any event, would not cause (x) the Amaralina Star Term Loans Net Balloon Amount or the Laguna Star Term Loans Net Balloon Amount, as the case may be, to be higher than 20% of the aggregate amount of the Amaralina Star Term Loan Commitments or the Laguna Star Term Loan Commitments, respectively or (y) the projected Debt Service Coverage Ratio with respect to each Borrower for the Relevant Period in respect of such Borrower to be less than 1.25:1.00), each of Manisa and Tarsus may, pursuant to the terms of Section 5.25(c), assign and transfer all of its obligations, rights, title and interest in, to and under the Project Documents and the Financing Documents to which it is a party to QGOG; (iii) except where the same would not materially reduce the amount of any payment due to either Borrower and could not otherwise reasonably be expected to have a Material Adverse Effect, waive any default under or breach of any Project Document (other than the Shareholders’ Agreements) or waive, forgive or release any right, interest or entitlement, howsoever arising, under or in respect of any Project Document (other than the Shareholders’ Agreements); (iv) petition, request or take any other legal or administrative action that seeks, or may be expected, to rescind, terminate or suspend any Project Document; (v) agree to or permit the assignment or delegation of any payment obligations of any Project Participant under any Project Document or, except where the same could not otherwise reasonably be expected to have a Material Adverse Effect, agree to or permit the assignment of any rights or the assignment or delegation of any other obligations of any Project Participant under any Project Document except as permitted without the consent of the Borrowers, the Bareboat Charterers, or the Operators by the terms of such Project Document; (vi) except for Permitted Change Orders as provided below, amend, supplement, modify or give any consent under any Building Contract relating to such Borrower Drilling Unit or exercise any material option thereunder; (vii) amend, supplement, modify or give any consent under any of the Undertaking Agreement, the Equity Support Guaranties, the Sponsor Contingent Balloon Guaranties (as defined in the Undertaking Agreement), the QGSA Undertaking Agreements (as defined in the Undertaking Agreement) or, if applicable, the Parent Balloon Guaranties (as defined in the Undertaking Agreement), or exercise any material option thereunder; (viii) except where the same would not materially reduce the amount of any payment due or to become due to the Borrowers (and, in any event, would not cause (x) the Amaralina Star Term Loans Net Balloon Amount or the Laguna Star Term Loans Net Balloon Amount, as the case may be, to be higher than 20% of the aggregate amount of the Amaralina Star Term Loan Commitments or the Laguna Star Term Loan Commitments, respectively or (y) the projected Debt Service Coverage Ratio with respect to each Borrower for the Relevant Period in respect of such Borrower to be less than 1.25:1.00) and could not otherwise reasonably be expected to have a Material Adverse Effect, amend, supplement, modify or give any consent under any Project Document (other than the Shareholders’ Agreements and the other Project Documents referred to in clauses (vi) and (vii)) or exercise any material option thereunder; (ix) except as may be permitted by Section 9.12, amend, supplement, modify or give any consent under any Financing Document or exercise any material option thereunder; or (x) except as expressly required by the Financing Documents and for Additional Project Documents involving an amount not exceeding ten million Dollars ($10,000,000) (individually) and twenty million Dollars ($20,000,000) (in the aggregate), enter into any Additional Project Document; provided that, for the avoidance of doubt, either Borrower’s refraining from taking enforcement action, where it is reasonable and prudent in the circumstances to so refrain, shall not be deemed a waiver, amendment or supplement for purposes of this Section 5.25(a).

(b) Each Borrower may, with notice to be provided to the Independent Engineer and the Administrative Agent within ten (10) Business Days thereafter, enter into any Change Order in respect of such Borrower’s Drilling Unit (a “Permitted Change Order”) if (i) such Change Order is reasonable and necessary in the reasonable opinion of such Borrower, (ii) such Change Order does not materially change the Plans and Specifications relating to such Borrower’s Drilling Unit and does not require consent from Petrobras under the Charter Agreement or the Services Agreement relating to such Borrower’s Drilling Unit (other than consent that has already been obtained), (iii) such Change Order does not result in an extension of (A)(x) the expected Amaralina Star Shipyard Delivery Date beyond July 15, 2012 or (y) the expected Laguna Star Shipyard Delivery beyond September 15, 2012, as the case may be, or (B) the expected Commercial Operation Date with respect to either Drilling Unit beyond the earlier of (x) the date required under the applicable Charter Agreements and Services Agreements in order to avoid the right of Petrobras to terminate these agreements and (y) May 30, 2013, (iv) such Change Order does not result in any change to, or amendment of, the Acceptance Tests, the Delay Liquidated Damages, the performance guarantees pursuant to the relevant Building Contract or the conditions pursuant to which payment of any such damages is required to be made, either directly or indirectly, and (v) the cost of such Change Order does not exceed the then unutilized amount of “contingency” indicated in the Capex Budget in respect of such Borrower’s Drilling Unit, such amount initially being eleven million five hundred sixty-nine thousand Dollars ($11,569,000) in respect of each Drilling Unit.

(c) In order to effect any assignment and transfer by either of Tarsus or Manisa of all of its obligations, rights, title and interest in, to and under the Project Documents and the Financing Documents to which it is a party to QGOG pursuant to Section 5.25(a)(ii) above, each Borrower shall cause Manisa or Tarsus, as the case may be, and QGOG to deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit H (each such agreement, an “Operator Assignment Agreement”), and promptly upon receipt of any such Operator Assignment Agreement, the Administrative Agent shall deliver a copy of such Operator Assignment Agreement to the Lenders. Upon the effective date of the assignment to be effected by any Operator Assignment Agreement, (i) QGOG shall become an Operator under the Financing Documents and assume any and all obligations and liabilities of Tarsus or Manisa, as the case may be, in its capacity as Operator under the Financing Documents to which it is a party (including the obligations of (or in respect of) the Operators set forth in Sections 5.2(d), 5.3(a)(v) (solely with respect to Taxes payable in connection with either Project), 5.7, 5.10 and 5.30(a) of this Agreement, but excluding all other obligations of (or in respect of) the Operators set forth in Section 5 of this Agreement and the obligations of (or in respect of) the Operators set forth in Section 4.3(i)(ii), Section 4.3(j), the second sentence and clauses (b), (c), (d), (e) and (f) of the third sentence of Section 4.3(k) of the Undertaking Agreement, which shall not apply to QGOG), which shall be legal, valid and binding obligations of QGOG, enforceable against it in accordance with their terms and (ii) Tarsus or Manisa, as the case may be, shall be released from its obligations and liabilities in its capacity as Operator or otherwise under the Financing Documents to which it is a party (including the obligations that will not be assumed by, or apply to, QGOG pursuant to terms hereof); provided that:

(x) to the extent and for so long as, after giving effect to such assignment, Tarsus or Manisa, as the case may be, shall continue to be a direct or indirect Subsidiary of either Borrower, Tarsus or Manisa, as the case may be, shall comply with its obligations under Section 4.3(c) of the Undertaking Agreement; and

(y) to the extent and for so long as, after giving effect to such assignment, Tarsus or Manisa, as the case may be, shall remain (A) as a party to any Project Document or (B) jointly and severally liable for the obligations of QGOG under any Project Document, Tarsus or Manisa, as the case may be shall be jointly and severally liable for the compliance by QGOG with all of its obligations under the Financing Documents to which it is a party, and all provisions of the Financing Documents that were applicable to Tarsus or Manisa, as the case may be, in its capacity as Operator or otherwise before giving effect to such assignment, shall remain in full force and effect in respect of Tarsus or Manisa, as the case may be.

(d) Each Borrower shall cause QGOG to deliver to the Administrative Agent (for prompt delivery to the Lenders), at the sole cost of QGOG (and without any cost and expense or recourse to either Borrower, Tarsus, Manisa or either Project), all items required to be delivered pursuant to any Operator Assignment Agreement as a condition precedent to effectiveness of such Operator Assignment Agreement, including, without limitation:

(i) evidence that all authorizations, consents or approval of, or notice to or filing with, any Governmental Authority or any other Person required in connection with the relevant assignment (including, without limitation, the prior written consent of Petrobras) shall have been obtained;

(ii) legal opinions from external New York counsel and Brazilian counsel to QGOG in form and substance reasonably satisfactory to all of the Lenders as to (A) the corporate power and authorization of the parties to such Operator Assignment Agreement, (B) the due execution and the valid binding and enforceable nature of such Operator Assignment Agreement, and, with respect to QGOG, the obligations assumed by it thereunder and (C) the absence of a violation of applicable Law or the Organizational Documents of the parties to such Operator Assignment Agreement arising from such Operator Assignment Agreement or the obligations assumed by QGOG thereunder; and

(iii) evidence satisfactory to all of the Lenders of the assignment and transfer by either of Tarsus and Manisa, as the case may be, of all of its obligations, rights, title and interest in, to and under the Project Documents to which it is a party to QGOG.

(e) On or before the effective date of any Operator Assignment Agreement delivered pursuant to Section 5.25(c), each Borrower shall, at the sole cost of QGOG (and without any cost and expense or recourse to either Borrower, Tarsus, Manisa or either Project), cause each of QGOG, Tarsus and Manisa, as the case may be, to execute and deliver to the Administrative Agent: (i) the Petrobras Acknowledgment in respect of the relevant Services Agreement acknowledged by Petrobras and executed by Palase and QGOG or Podocarpus and QGOG, as the case may be or (ii) written confirmation from Petrobras that the Petrobras Acknowledgment in respect of the relevant Services Agreement will remain in full force and effect and apply in all respects to QGOG as assignee of the rights of Tarsus or Manisa, as the case may be, under such Services Agreement; provided, however, that such Petrobras Acknowledgments or written confirmation from Petrobras shall only be required to be delivered to the Administrative Agent on or before the effective date of such Operator Assignment Agreement in accordance with this Section 5.25(e) if, on or before such effective date, the Petrobras Acknowledgement executed by Tarsus or Manisa, as the case may be, shall have been acknowledged and delivered by Petrobras; provided further, that in any event the Petrobras Acknowledgements in respect of the Services Agreements executed by Palase and QGOG or by Podocarpus and QGOG, as the case may be, shall be delivered by the Borrowers to the Administrative Agent as soon as practicable and in any event in satisfaction of the condition precedent to the Delivery Date Loans to be disbursed pursuant to Section 3.2(f)(1)(vi).

(f) Each Borrower shall, and shall cause each of Tarsus, Manisa and QGOG to, at the sole cost of QGOG (and without any cost and expense or recourse to either Borrower, Tarsus, Manisa or either Project) to execute and deliver such other documents, and take such other action, as either party or the Administrative Agent reasonably may request in connection with any assignment pursuant to Section 5.25(c).

(g) Any assignment and transfer by either of Tarsus or Manisa of any of its obligations, rights, title and interest in, to and under the Project Documents and the Financing Documents to which it is a party to QGOG in contravention of the provisions of this Section 5.25 shall be null and void ab initio.

5.26 Environmental Compliance. Each Borrower shall use all reasonable efforts to comply in all respects and cause each of the Operators and the Bareboat Charterers and all other Persons constructing, occupying or conducting operations to comply with the Equator Principles with respect to its Drilling Unit.

5.27 Completion; Acceptance Tests.

(a) Neither Borrower shall, without the prior written consent of the Independent Engineer, (i) deliver a notice of acceptance or otherwise accept (including by refraining from issuing a notice of rejection or by failing to be present at the tests and trials of such Borrower’s Drilling Unit for any reason whatsoever other than events beyond such Borrower’s control) such Borrower’s Drilling Unit under Article VI of the relevant Building Contract, (ii) execute the Delivery Certificates contemplated by Article VII of the relevant Building Contract and (iii) issue, approve or execute any other acceptance or completion certificate or otherwise confirm acceptance or completion of such Borrower’s Drilling Unit or any portion or phase of construction thereof.

(b) Neither Borrower shall, without the prior approval of (x) the Majority Lenders (after consultation with the Independent Engineer) in the event any of the following actions could reasonably be expected to have a Material Adverse Effect or (y) the Independent Engineer if otherwise, (i) take any action or fail to take any action which could permit an extension of any guaranteed completion or acceptance date under the Building Contract with respect to such Borrower’s Drilling Unit, (ii) waive, defer or reduce any of the requirements of any of the Acceptance Tests or (iii) refrain from advising the Building Contractor under the Building Contract relating to such Borrower’s Drilling Unit of any defects, deficiencies or discrepancies of which such Borrower has knowledge.

(c) Neither Borrower shall, without the prior approval of the Independent Engineer, (i) notify the Building Contractor under the Building Contract with respect to such Borrower’s Drilling Unit that it accepts any Punch List, or (ii) accept or confirm that such Borrower’s Drilling Unit has satisfied any of the material Acceptance Tests to be conducted during sea trials of such Drilling Unit (including tests of propulsion and dynamic positioning systems conducted during sea trials).

5.28 ERISA. None of the Borrowers or any of the ERISA Affiliates of the Borrowers shall at any time establish, maintain, contribute to or be required or permitted to contribute to any Plan or Multiemployer Plan.

5.29 Certain Agreements. Neither Borrower shall enter into any agreement or undertaking other than the Transaction Documents restricting, or purporting to restrict, its ability to comply with the terms of this Agreement or to (a) amend this Agreement or any other Financing Document, (b) sell any of its assets, (c) create Liens, (d) create or incur Indebtedness or (e) make any Distribution.

5.30 Security Documents.

(a) Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, take all actions necessary or requested by the Administrative Agent to maintain each Security Document to which it is a party in full force and effect and enforceable in accordance with its terms and to maintain and preserve the Liens created by such Security Documents and the priority thereof, including (i) making filings and recordations, (ii) making payments of fees and other charges, (iii) issuing and, if necessary, filing or recording supplemental documentation, including continuation statements, (iv) discharging all claims or other Liens adversely affecting the rights of any Secured Party in any Collateral, (v) publishing or otherwise delivering notice to third parties, (vi) depositing title documents and (vii) taking all other actions either necessary or otherwise requested by the Administrative Agent to ensure that all Collateral (including any after-acquired Property of such Project Participant intended to be covered by any Security Document to which it is a party) is subject to a valid and enforceable first-priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties. In furtherance of the foregoing, (A) each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, ensure that all its after-acquired Property other than such Property not intended to be covered by such Security Documents shall become subject to the Lien of the Security Documents having the priority contemplated thereby promptly upon the acquisition thereof and (B) neither Borrower shall, and each Borrower shall cause each of the Bareboat Charterers not to, open or maintain any bank account without first taking all such actions as may be necessary or otherwise requested by the Administrative Agent to ensure that such bank account is subject to a valid and enforceable first priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

(b) Each Borrower shall take all actions necessary to cause each Additional Project Document intended to be covered by a Security Document to which it is a party to be or become subject to the Liens of the Security Documents (whether by amendment to any Security Document, execution of a new Security Document or otherwise) in favor of the Collateral Agent, and shall deliver or cause to be delivered to the Administrative Agent such certificates or other documents with respect to each Additional Project Document as the Administrative Agent may reasonably request. Each Borrower shall, in the case of any Additional Material Project Document, cause each party to such Additional Material Project Document to execute and deliver a Consent Agreement with respect to such Additional Material Project Document and such legal opinions relating to such Additional Material Project Document as the Administrative Agent may reasonably request. Each Borrower shall, in the case of any Additional Project Document involving an amount of less than ten million Dollars ($10,000,000), deliver to the Administrative Agent such confirmation that such Additional Project Document is subject to the Security Documents as the Administrative Agent may reasonably request, but shall not be required to deliver any such Consent Agreement or legal opinion in respect of such Additional Project Document.

(c) At such time as the Administrative Agent may reasonably determine, the Administrative Agent shall be entitled to obtain, at the Borrowers’ cost and expense, an opinion or opinions of legal counsel either stating that, in the opinion of such counsel, such action has been taken with respect to (i) amending or supplementing the Security Documents (or providing additional Security Documents, notifications or acknowledgments) as is necessary to subject all the Collateral (including any after-acquired Property of the Borrowers or any other Project Participant intended to be covered by a Security Document) to the Lien of the Security Documents and (ii) (A) the recordation of the Security Documents (including, without limitation, any amendment or supplement thereto) and any other requisite documents and (B) the execution and filing of any financing statements and continuation statements as are necessary to maintain the Liens purported to be created by the Security Documents and reciting the details of such action or stating that, in the opinion of such counsel, no such action is necessary to maintain such Liens. Such opinion or opinions of counsel shall also describe the recordation of the Security Documents and any other requisite documents and the execution and filing of any financing statements and continuation statements, or the taking of any other action that will, in the opinion of such counsel, be required to maintain the Liens purported to be created by the Security Documents after the date of such opinion.

5.31 Prepayment of Indebtedness; Reduction of Commitments.

(a) Except for prepayments required or permitted to be made pursuant to this Agreement neither Borrower shall make, or permit to be made on its behalf, any prepayment of any of the Loans.

(b) Neither Borrower shall reduce all or any portion of the Commitment of any Lender prior to the end of the Amaralina Star Bank Tranche Availability Period, Laguna Star Bank Tranche Availability Period, Amaralina Star MTI Tranche Availability Period or Laguna Star MTI Tranche Availability Period unless (i) the Borrowers shall have jointly offered to each of the Lenders to make, and with the consent of each Lender shall contemporaneously make, a proportionate reduction in the Commitment of each such other Lender, (ii) construction of each of the Drilling Units shall be proceeding substantially in accordance with the Project Schedule applicable to such Drilling Unit, (iii) no event shall have occurred or could reasonably be expected to occur to cause the Delivery Date applicable to either Drilling Unit to be delayed, (iv) the proposed reduction in Commitments requested by the Borrowers could not be reasonably expected to result in a deficiency of funds necessary to achieve the Commercial Operation Date applicable to either Drilling Unit by no later than the earlier of (A) the date required under the applicable Charter Agreements and Services Agreements in order to avoid the right of Petrobras to terminate these agreements and (B) May 30, 2013 and otherwise satisfy the conditions contained in Section 3.5, and (v) each Lender shall have received certificates from each Borrower, confirmed by the Independent Engineer, with respect to the matters set forth in clauses (ii), (iii) and (iv) above.

5.32 Transfers of Equity Interests. Neither Borrower shall (a) permit or consent to the transfer (by assignment, sale or otherwise) of any Equity Interests in such Borrower or any of the Operators and the Bareboat Charters, or (b) issue (or permit any of the Bareboat Charterers or the Operators to issue) any new Equity Interests; provided, that each Borrower may permit or consent to the assignment, sale or transfer of Equity Interests in such Borrower or any of the Bareboat Charterers or the Operators or to the issuance by it or any of the Bareboat Charterers or the Operators of new Equity Interests (each a “Transfer”) if such Transfer is consummated in compliance with Section 5.37 and each of the following conditions (any Transfer not complying with each of the following conditions being null and void ab initio):

(i) after giving effect to any such Transfer, no Change of Control shall have occurred;

(ii) solely with respect a Transfer of Equity Interests in any of the Borrowers or the Bareboat Charterers, such Transfer shall be made expressly subject to the granting of a Lien in favor of the Collateral Agent (for the benefit of the Secured Parties) on the Equity Interests so being transferred, and any Person that becomes a shareholder of any of the Borrowers or the Bareboat Charterers as a result of such Transfer shall, simultaneously with such Transfer, sign, with respect to the Equity Interests in either Borrower, a share charge agreement, and with respect to the Equity Interests in either Bareboat Charterer, a pledge agreement, in each case with the terms and conditions substantially identical to the terms and conditions of the applicable First Priority Share Pledge Agreement and otherwise in form, scope and substance satisfactory to the Administrative Agent; and

(iii) such Person referred to in paragraph (ii) above shall, simultaneously with such Transfer, execute and deliver to the Collateral Agent such financing statements and other documents and instruments as the Collateral Agent may reasonably request in order to evidence, secure, and perfect the Collateral Agent’s security interest in and Lien on such Equity Interests;

provided further, for the avoidance of doubt, that each of the Borrowers, Melbhouse Park Ltd. and Dorgaly Technologies Inc. shall be allowed to effect a Transfer of its Equity Interests in the applicable Bareboat Charterer to a company organized under the laws of the Netherlands subject to the satisfaction of the conditions set forth in paragraphs (i), (ii) and (iii) immediately above; it being understood that the conditions set forth in item (ii) shall be satisfied by means of the execution and delivery of an agreement relating to the transfer of the Equity Interests in the applicable Bareboat Charter in the form of Exhibit G hereto and the conditions set forth in item (iii) shall be satisfied by means of the execution and delivery to the Collateral Agent of a letter in the form of Annex 3 to Exhibit G hereto.

For the avoidance of doubt, nothing in this Section 5.32 shall restrict the ability of either Borrower to enter into the First Priority Share Pledge Agreements, the Second Priority Share Pledge Agreements or any other pledge agreement or share charge agreement, as applicable, with respect to any Equity Interests in such Borrower with the Collateral Agent.

5.33 Change in Name. Neither Borrower shall (a) change its name, and (b) do business under any name other than, in the case of Amaralina Star Ltd., “Amaralina Star Ltd.,” and in the case of Laguna Star Ltd., “Laguna Star Ltd.,” unless, in any such case, such Borrower shall have given the Collateral Agent at least forty-five (45) days’ prior written notice, and all action requested by the Collateral Agent necessary or advisable in the Collateral Agent’s opinion to preserve and perfect the Security Interests with respect to the Collateral shall have been taken.

5.34 Pari Passu. Each Borrower shall take such action as may be necessary to ensure that, at all times, the Loans rank at least pari passu in priority of payment and in all other respects with all other unsecured obligations of such Borrower from time to time.

5.35 Payments to the Building Contractor. Neither Borrower shall request any release of funds to the Building Contractor from the Offshore Construction and Penalty Account relating to such Borrower’s Drilling Unit in accordance with the Accounts Agreement with respect to the Delivery with respect to such Borrower’s Drilling Unit until the sea trials (as described in the relevant Building Contract) have been satisfactorily completed in accordance with the terms of the relevant Building Contract and the Independent Engineer has provided its certification in this respect.

5.36 Intercompany Loan Agreements. Each Borrower shall be entitled to use the proceeds from any Disbursement to repay a portion of its Indebtedness under the Intercompany Loan Agreements to which it is a party, provided, however, that after giving effect to any repayment of either Borrower’s Indebtedness under the Intercompany Loan Agreements to which it is a party pursuant to the terms of this Section 5.36, the ratio of (x) the aggregate amount of unreimbursed Equity Contributions made on or prior to such repayment date for application to Project Costs with respect to such Borrower’s Drilling Unit to (y) the aggregate amount of the Term Loans made to such Borrower on or prior to such repayment date shall not be less than 25:75, and, promptly thereafter, the relevant Borrower shall (x) cause the release of any Liens securing such Indebtedness and (y) provide evidence of such repayments and such release to the Administrative Agent.

5.37 “Know Your Customer” Checks. If:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any applicable Law made after the date of this Agreement;

(b) any change in the status of either Borrower after the date of this Agreement or any issuance or Transfer to any Person, other than the Sponsor, of Equity Interests in either Borrower; or

(c) a proposed assignment or transfer by any Lender of any of its rights and/or obligations pursuant to Section 9.13 to a party that is not a Lender prior to such assignment or transfer,

obliges any Lender (or, in the case of paragraph (c) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Borrower shall as soon as practicable upon the request of such Lender supply, or procure the supply of, such documentation and other evidence as is requested by such Lender (for itself or on behalf of the other Lenders or, in the case of the event described in paragraph (c) above, on behalf of any prospective new Lender) in order for such Lender or such prospective new Lender, as the case may be, to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable Laws pursuant to the transactions contemplated by the Financing Documents in relation to such Borrower, any of its Subsidiaries, direct shareholders and any other Person with ability to, directly or indirectly, control, manage or direct such Borrower.

5.38 Registration; Classification.

(a) Each Borrower shall: (i) no later than the date of the request for the Delivery Date Loans, and at all times thereafter, (x) enroll, and maintain such enrollment of, its Drilling Unit in its name under the laws and flag of the Republic of Panama and (y) obtain the Tax Free Certificate from the Panamanian Shipping Bureau with respect to its Drilling Unit; (ii) no later than the Delivery Date in respect of such Borrower’s Drilling Unit, and at all times thereafter, obtain and maintain the classification by the American Bureau of Shipping (as set out in Section 4 of Article I and Section 2 of Article V of the Building Contract relating to such Borrower’s Drilling Unit); (iii) no later than the Delivery Date with respect to such Borrower’s Drilling Unit, execute, deliver and register the Mortgage with respect to such Drilling Unit on a preliminary basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, and take any other action required in the judgment of the Collateral Agent (acting upon the written instructions of any Secured Party) to perfect the first priority Liens intended to be created by such Mortgage with respect to the such Drilling Unit; and (iv) no later than six (6) months from the date of execution of the Mortgage with respect to such Borrower’s Drilling Unit, (x) register the title of ownership of such Drilling Unit on the permanent basis in its name with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority and (y) register the Mortgage with respect to such Drilling Unit on the permanent basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority.

(b) Notwithstanding the foregoing, each Borrower shall have the right to change the jurisdiction of the flag under which its Drilling Unit is maintained upon the prior written consent of (i) all of the Lenders and GIEK to the extent that the new flag under which such Drilling Unit shall be maintained is of a jurisdiction other than Panama, Liberia or the Bahamas and (ii) the Majority Lenders to the extent that the new flag under which the Drilling Unit shall be maintained is of Panama, Liberia or the Bahamas; provided that, upon any change by either Borrower in the jurisdiction of the flag under which its Drilling Unit is maintained pursuant to this Section 5.38(b), such Borrower shall take all actions necessary or requested by the Administrative Agent and/or deliver any documents reasonably requested by the Administrative Agent to maintain the classification of such Drilling Unit by the American Bureau of Shipping (as set out in Section 4 of Article I and Section 2 of Article V of the Building Contract relating to such Drilling Unit), maintain each Security Document in respect of such Drilling Unit in full force and effect and enforceable in accordance with its terms and to maintain and preserve the first priority Liens created by such Security Documents, including all actions referred to in Section 5.30(a) and any legal opinions from external counsel to the Lenders reasonably requested by the Administrative Agent (as instructed in writing by the Majority Lenders) and in form and substance reasonably acceptable to the Majority Lenders.

5.39 Title. Neither Borrower shall do or permit to be done any act or thing which might reasonably be expected to jeopardize its title, rights and interest or any rights or interest of the Secured Parties in such Borrower’s Drilling Unit and/or knowingly omit or permit to be omitted to be done any act which might reasonably be expected to prevent that title and such rights and interest from being jeopardized.

5.40 Classification Society Undertaking. Each Borrower shall, upon a reasonable written request from the Administrative Agent:

(a) obtain from the American Bureau of Shipping and provide to the Administrative Agent certified true copies of all original class records held by such classification society in relation to the Drilling Unit owned by such Borrower;

(b) arrange for the Administrative Agent (or its agents), at any time and from time to time reasonably requested, to inspect (with the participation of such Borrower) such Borrower’s Drilling Unit’s original class and related records at the offices of such classification society and to take copies of them; and

(c) notify the Administrative Agent immediately in writing if:

(i) such Borrower or, to the best of its knowledge, any other Person notifies such classification society that such Borrower’s Drilling Unit’s classification society is to be changed; or

(ii) such Borrower becomes aware of any facts or matters which may result in, or have resulted in, a change, suspension, discontinuance, withdrawal or expiry of the class of such Borrower’s Drilling class under the rules or terms and conditions of such Borrower’s or its Drilling Unit’s membership in such classification society and shall send to the Administrative Agent any documents, reports and any other information that such Borrower receives from such classification society with respect to such facts or matters.

5.41 Arrest Prevention. Each Borrower shall, and shall cause each of the Operators and the Bareboat Charterers to, promptly discharge all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against its Drilling Unit, and such Drilling Unit’s earnings or insurances.

5.42 Sanctions. Neither Borrower shall, directly or indirectly, use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans, whether as lender, underwriter, advisor, investor, or otherwise).

5.43 LTV Ratio. The Borrowers shall not permit the LTV Ratio in respect of each Drilling Unit calculated using (a) the Appraised Value of such Drilling Unit as set forth in the most recent Appraisal provided to the Administrative Agent pursuant to Section 5.1(k) and (b) the outstanding principal amount of the Loans owed by the Borrower that is the owner of such Drilling Unit on the date of such Appraisal to be less than: (i) during the initial thirty-six (36) months after the Commercial Operation Date of such Drilling Unit, 140%; and (ii) at any time thereafter, 150%.

5.44 Compliance with GIEK Guarantee Policies. Each Borrower shall, for as long as any amount is outstanding under this Agreement, procure that its obligations and liabilities hereunder in respect of the MTI Tranche Loans owed by it are secured by the GIEK Guarantee Policy in respect of such MTI Tranche Loans, and each Borrower shall at all times endeavor its best efforts to comply with the relevant terms and conditions set forth in the GIEK Guarantee Policies, which are incorporated herein by reference as if said terms and conditions where set out in this Agreement. For the avoidance of doubt, the relevant terms and conditions of the GIEK Guarantee Policies referred to in this Section 5.44 and incorporated in this Agreement are those expressly reflected in this Agreement and, for the purposes of this Section 5.44, shall not be amended and/or changed by MTI without previous consultation with the Borrowers.

SECTION 6. PAYMENT PROVISIONS; FEES.

6.1 Repayment of Principal.

(a) Amaralina Star Ltd. shall repay:

(i) the aggregate principal amount of the Amaralina Star Bank Tranche Loans outstanding on each Principal Payment Date, commencing on the First Repayment Date applicable to the Amaralina Star Bank Tranche Loans, and in the applicable amounts set forth in Appendix B-1; and

(ii) the aggregate principal amount of the Amaralina Star MTI Tranche Loans outstanding on each Principal Payment Date, commencing on the First Repayment Date applicable to the Amaralina Star MTI Tranche Loans, and in the applicable amounts set forth in Appendix B-2.

(b) Laguna Star Ltd. shall repay:

(i) the aggregate principal amount of the Laguna Star Bank Tranche Loans outstanding on each Principal Payment Date, commencing on the First Repayment Date applicable to the Laguna Star Bank Tranche Loans, and in the applicable amounts set forth in Appendix B-3; and

(ii) the aggregate principal amount of the Laguna Star MTI Tranche Loans outstanding on each Principal Payment Date, commencing on the First Repayment Date applicable to the Laguna Star MTI Tranche Loans, and in the applicable amounts set forth in Appendix B-4.

(c) Upon each Disbursement, the amount disbursed shall be allocated for repayment to each of the respective installments shown in Appendices B-1, B-2, B-3 or B-4, as the case may be, in amounts which are pro rata to the amounts of such installments.

6.2 Voluntary Prepayments.

(a) Prepayments under this Section 6.2 shall be subject to the following terms and conditions:

(i) each Borrower shall give the Administrative Agent at the Notice Office at least twenty (20) Business Days’ prior written irrevocable notice of its intent to prepay the Loans owed by it and the aggregate principal amount of the prepayment (which notice the Administrative Agent shall promptly transmit to each of the Lenders);

(ii) prepayment of any Loan may only be made pursuant to this Section 6.2 on the last day of an Interest Period applicable thereto, unless the relevant Borrower pays all amounts owing under Section 2.12 as a result of prepaying such Loan on a day other than the last day of the Interest Period applicable thereto;

(iii) the aggregate notional amount under the Required Hedging Agreements in respect of the risk of interest rate fluctuations with respect to the Loans shall be adjusted in connection with any such prepayment so that they do not exceed the aggregate outstanding principal amount of Loans after giving effect to such prepayment, and the relevant Borrower shall pay all amounts resulting from such adjustments and any other amounts owing under any Required Hedging Agreements as a result of prepayment; and

(iv) such prepayment by either Borrower and all other amounts required to be paid under this Section 6.2 or otherwise in connection with such prepayment shall be made solely from amounts in such Borrower’s Offshore Distribution Account or from the proceeds of Permitted Capital Contributions or, in the case of any partial prepayment, from other sources of funds the advancing of which to such Borrower is consented to in writing by the Lenders (for the avoidance of doubt, no such consent from the Lenders will be required for the advancing of funds from other sources in the case of prepayment in full).

(b) Each Borrower shall have the right to prepay the Loans, without premium or penalty, in whole or in part at any time and from time to time after the First Disbursement Date at its discretion, subject to the conditions in Section 6.2(a) and to the following additional conditions:

(i) such prepayment shall be in an aggregate principal amount of at least $10,000,000 (or an integral multiple of $1,000,000 in excess thereof); and

(ii) such prepayment shall (x) in the case of a prepayment by Amaralina Star Ltd. of the Loans owed by it, (A) first be allocated pro rata among the Amaralina Star Bank Tranche Loans and the Amaralina Star MTI Tranche Loans in proportion to their respective principal amounts outstanding and (B) then be applied to reduce the Amaralina Star Scheduled Bank Tranche Principal Payments and Amaralina Star Scheduled MTI Tranche Principal Payments in inverse order of their due dates, and (y) in the case of a prepayment by Laguna Star Ltd. of the Loans owed by it, (A) first be allocated pro rata among the Laguna Star Bank Tranche Loans and the Laguna Star MTI Tranche Loans in proportion to their respective principal amounts outstanding and (B) then be applied to reduce the Laguna Star Scheduled Bank Tranche Principal Payments and Laguna Star Scheduled MTI Tranche Principal Payments in inverse order of their due dates; and

(iii) each Borrower shall pay to MTI a handling fee of five thousand Dollars ($5,000) in respect of any prepayment of the MTI Tranche Loans owed by such Borrower; and

(iv) in connection with any prepayment of MTI Tranche Loans by either Borrower pursuant to this Section 6.2 (including pursuant to Section 2.15), such Borrower shall pay to MTI a prepayment fee equal to: (1) if such prepayment is made on or before the date that is one (1) year after the date of the initial Disbursement of the MTI Tranche Loans being prepaid, 0.25% of the aggregate principal amount of the MTI Tranche Loans being prepaid; (2) if any such prepayment is made at any time after the date that is one (1) year after the date of the initial Disbursement of the MTI Tranche Loans being prepaid but on or before the date that is two (2) years after the date of the first disbursement of the MTI Tranche Loans being prepaid, 0.17% of the aggregate principal amount of the MTI Tranche Loans being prepaid; (3) if any such prepayment is made at any time after the date that is two (2) years after the date of the initial Disbursement of the MTI Tranche Loans being prepaid but on or before the date that is three (3) years after the date of the initial disbursement of the MTI Tranche Loans being prepaid, 0.08% of the aggregate principal amount of the MTI Tranche Loans being prepaid; provided that no prepayment fee shall be due by either Borrower in connection with a voluntary prepayment of MTI Tranche Loans pursuant to this Section 6.2 after the date that is three (3) years after the date of the initial Disbursement of the MTI Tranche Loans being prepaid; provided further that if the MTI Tranche Loans are refinanced pursuant to terms acceptable to GIEK, MTI and the Borrowers pursuant to Section 6.4(b), MTI shall have the right to establish new fees in respect of the prepayment of MTI Tranche Loans in its sole discretion.

(c) In the circumstances described in Section 2.15, each Borrower shall have the right to prepay in whole the Loans owed by it subject to such circumstances, without premium or penalty, subject to the conditions in Section 6.2(a) and Section 6.2(b).

(d) In the event any of the circumstances described in Section 7.1(p) occur and some but not all of the Lenders consent to waiving the Event of Default thereunder, each Borrower shall have the right to prepay in whole all (and not less than all) of the Loans owed by it of Lenders that do not consent to such waiver, without premium or penalty, subject to the conditions in Section 6.2(a).

(e) In the event either Borrower is unable to (i) refinance the Loans in part or (ii) obtain consent of the Lenders required by Section 5.3(a)(v) to redomicile to another jurisdiction or transfer their rights and obligations, because some but not all of the Lenders consent to such action, the relevant Borrower shall have the right to prepay in whole all (and not less than all) of the Loans owed by it of Lenders that do not consent to such action, without premium or penalty, subject to the conditions in Section 6.2(a).

6.3 Mandatory Prepayments. Without prejudice to Section 2.10, the Borrowers shall make mandatory prepayments of the Loans as provided in Section 2.10(b) and as follows:

(a) Loss Proceeds. (i) Each of the Borrowers shall prepay the outstanding Loans owed by it to the extent required pursuant to Section 5.11.

(ii) Notwithstanding anything to the contrary which may be contained in the provisions of Section 5.11, in the event an Expropriation Event has occurred with respect to any of its Property, each Borrower shall (i) promptly upon discovery or receipt of notice of any occurrence thereof provide written notice to the Administrative Agent, (ii) not, without the written consent of the Required Lenders, compromise or settle any claim with respect to such Expropriation Event and (iii) cause all Loss Proceeds received in respect of such Expropriation Event to be applied to the prepayment of the Loans owed by such Borrower promptly, but in any case, within thirty (30) days following receipt, causing such Loss Proceeds to be delivered to the Administrative Agent, for delivery promptly thereafter to the Lenders for application by the Lenders to the prepayment of their respective Loans owed by such Borrower as of the Interest Payment Date next occurring following such delivery to the Lenders. Each of the Borrowers consent to the participation to the extent permitted by law of the Collateral Agent and the Administrative Agent in any proceedings regarding an Expropriation Event, and the relevant Borrower shall from time to time deliver to the Collateral Agent and the Administrative Agent all documents and instruments requested by the Collateral Agent or the Administrative Agent to permit such participation. Nothing in this Section 6.3(a)(ii) shall be deemed to impair any rights any Lender may have with respect to any such Expropriation Event.

(b) Debt Service Coverage Ratio. If, on any Calculation Date, each Borrower’s Debt Service Coverage Ratio during each of (i) the Calculation Period for such Calculation Date and (ii) each of the Calculation Periods for the two (2) immediately preceding Calculation Dates is less than 1.20:1.00, such Borrower shall, on the Interest Payment Date immediately succeeding such Calculation Date, apply an amount equal to fifty percent (50%) of the amount then on deposit in the Offshore Distribution Holding Account relating to such Borrower’s Drilling Unit to prepay the outstanding Loans owed by such Borrower.

(c) Dispositions. In the event of any Disposition by either Borrower in the amount of $1,000,000 or more, such Borrower shall apply an amount equal to all of the Net Disposition Proceeds which are not applied towards replacement of the relevant Property sold, transferred or disposed to prepay the outstanding Loans owed by such Borrower, such prepayment to be made no later than the date which is thirty (30) days after the receipt by such Borrower of such Net Disposition Proceeds. For the avoidance of doubt, nothing in this Section 6.3(c) shall be deemed to permit a disposition of either Drilling Unit or any other Disposition not permitted under Section 5.24.

(d) Refund Guarantee Prepayment Events. If a Refund Guarantee Prepayment Event occurs with respect to either Drilling Unit, the Borrower that is the owner of such Drilling Unit shall, promptly upon receipt of any amount paid to it by the Building Contractor or KEXIM in respect thereof, pay that amount to the Administrative Agent for application in prepayment of the Loans owed by such Borrower and the other Obligations relating to such Drilling Unit which are outstanding to the Secured Parties at that time, to the extent and in the amount necessary to discharge such Loans and Obligations. If, on the latest of (x) the Interest Payment Date in respect of the Interest Period in which the Refund Guarantee Prepayment Event occurred and (y) the date occurring thirty (30) days after such Refund Guarantee Prepayment Event, no such payment has been made or there is a shortfall between the amount so paid by the relevant Borrower (if any) to the Administrative Agent and the aggregate amount of the Loans owed by such Borrower and the other Obligations outstanding relating to such Borrower’s Drilling Unit, then the relevant Borrower shall immediately prepay such Loans and discharge such other Obligations to the Secured Parties then outstanding.

(e) Cash Sweep Obligation. From the date which is eighteen (18) months prior to the Maturity Date of the relevant Bank Tranche Loans owed by each Borrower, the relevant Borrower shall on each subsequent Interest Payment Date apply in accordance with the Accounts Agreement an amount equal to one hundred percent (100%) of the amount on deposit in the Offshore Distribution Holding Account relating to the Drilling Unit owed by such Borrower (minus any amounts required to remain deposited in such Offshore Distribution Holding Account pursuant to Section 5.17) and all amounts available under Section 6.2(a)(v) of the Accounts Agreement, to prepay the outstanding Loans owed by such Borrower (the “Cash Sweep Obligation”); provided that the Cash Sweep Obligation shall cease with respect to each Borrower as of the first Interest Payment Date following the date the Lenders receive evidence acceptable to the Lenders that a Renewal Event with respect to such Borrower’s Drilling Unit has occurred.

(f) Penalty Amounts. Each Borrower shall prepay the outstanding Loans owed by such Borrower to the extent required in Section 2.1(p).

(g) Cessation of GIEK Guarantee Policies. (i) If for any reason whatsoever the GIEK Guarantee Policies in respect of the MTI Tranche Loans owed by either Borrower shall cease to be legally valid and binding or in full force and effect, such Borrower shall, upon receipt of a written request from MTI, prepay all outstanding MTI Tranche Loans owed by it on the date specified in such written request, and MTI may, on the date specified in such written request, cancel its Commitments with respect to the MTI Tranche Loans to be made to such Borrower and all MTI Tranche Loans made to such Borrower, all accrued and unpaid interest thereon and all other amounts owing to MTI by such Borrower under the Financing Documents shall become immediately due and payable on the date specified in MTI’s written request and (ii) if, on or before the date on which the prepayment of MTI Tranche Loans owed by such Borrower is made pursuant to clause (i), (x) such Borrower does not replace MTI with another commercial bank or banks or other financial institutions acceptable to all of the Lenders in terms and conditions acceptable to all of the Lenders or (y) the Sponsor fails to make (or cause to be made) Equity Contributions to such Borrower in an amount equal to the aggregate amount repaid to MTI pursuant to clause (i), such Borrower shall, on the date on which the MTI Tranche Loans owed by it are prepaid pursuant to clause (i), prepay all outstanding Bank Tranche Loans owed by it, and the Bank Tranche Lenders may cancel their Commitments with respect to the Bank Tranche Loans to be made to such Borrower and all Bank Tranche Loans made to such Borrower, all accrued and unpaid interest thereon and all other amounts owing to the Bank Tranche Lenders by such Borrower under the Financing Documents shall become immediately due and payable.

(h) Reduction of Eligible Norwegian Contract Expenditures Amounts. If for any reason the Eligible Norwegian Contract Expenditures Amount in respect of either Drilling Unit is reduced after the final Disbursement of the MTI Tranche Loans to the Borrower that is the owner of such Drilling Unit, such Borrower shall prepay to MTI an amount equal to the positive difference between (i) the aggregate amount of the MTI Tranche Loans made to such Borrower and (ii) an amount equal to the sum of (x) the aggregate amount of Eligible IDC and GIEK Premium in respect of MTI Tranche Loans financed by such Loans and (y) the lesser of (A) 80% of the relevant original Eligible Norwegian Contract Expenditures Amount and (B) one hundred seventy-five million Dollars ($175,000,000).

(i) Return of Delivery Date Loans. Delivery Date Loans shall be prepaid to the extent required by Section 6.1(e) of the Accounts Agreement and Section 3.2(f)(4).

(j) Application. (i) Except as otherwise provided in this Section 6.3, a prepayment of a Loan made pursuant to this Section 6.3 shall be made on the last day of an Interest Period applicable thereto, and if not made on such date the relevant Borrower shall apply amounts to be used for such prepayment to pay amounts owing under Section 2.12 as a result of prepaying such Loan on a day other than the last day of the Interest Period applicable thereto.

(ii) The aggregate notional amount under all of the then-existing Required Hedging Agreements in respect of the risk of interest rate fluctuations with respect to the Loans shall be adjusted in connection with any such prepayment so that they do not exceed the aggregate outstanding principal amount of Loans after giving effect to such prepayments, and the relevant Borrower shall pay all amounts resulting from such adjustments and any other amounts owing under any Required Hedging Agreements as a result of prepayment. Any terminated amount in connection with such adjustment shall be applied ratably to the notional amounts of the Required Hedging Agreements. Any termination amount due in respect of the Required Hedging Agreements terminated in accordance with the immediately preceding sentence shall be paid by the relevant Borrower from amounts available with which to make such prepayment.

(iii) Amounts to be applied to a prepayment of the Loans (other than in respect of Section 2.11) pursuant to this Section 6.3 shall (x) in the case of a prepayment by Amaralina Star Ltd. of the Loans owed by it, (A) first be allocated pro rata among the Amaralina Star Bank Tranche Loans and the Amaralina Star MTI Tranche Loans in proportion to their respective principal amounts outstanding and (B) then be applied to reduce the Amaralina Star Scheduled Bank Tranche Principal Payments and Amaralina Star Scheduled MTI Tranche Principal Payments in inverse order of their due dates, and (y) in the case of a prepayment by Laguna Star Ltd. of the Loans owed by it, (A) first be allocated pro rata among the Laguna Star Bank Tranche Loans and the Laguna Star MTI Tranche Loans in proportion to their respective principal amounts outstanding and (B) then be applied to reduce the Laguna Star Scheduled Bank Tranche Principal Payments and Laguna Star Scheduled MTI Tranche Principal Payments in inverse order of their due dates.

6.4 Maturity Date.

(a) Notwithstanding anything to the contrary which may be contained in this Agreement, the outstanding principal amount of any Loans shall be repaid in full on the relevant Maturity Date; provided that if the Bank Tranche Loans owed by either Borrower are not refinanced pursuant to terms and conditions to be mutually agreed upon among the relevant Borrower and the Bank Tranche Lenders which are acceptable to GIEK and MTI on or before the date that is sixty (60) days before the Maturity Date for the Bank Tranche Loans owed by such Borrower, such Borrower shall prepay in whole but not in part the outstanding principal amount of the MTI Tranche Loans owed by such Borrower on the Maturity Date for the relevant Bank Tranche Loans owed by such Borrower, together with interest accrued thereon and all amounts required under this Agreement (including the amounts set forth in Section 2.12).

(b) If on or before the date that is sixty (60) days before the Maturity Date of the Bank Tranche Loans owed by either Borrower, MTI, GIEK and such Borrower shall have failed to mutually agree upon the terms and conditions of the MTI Tranche Loans owed by such Borrower to apply for additional 27 months after the original Maturity Date of the Bank Tranche Loans owed by such Borrower, such Borrower shall prepay in whole but not in part the outstanding principal amount of the MTI Tranche Loans owed by such Borrower on the Maturity Date for the relevant Bank Tranche Loans owed by such Borrower, together with interest accrued thereon and all amounts required under this Agreement (including the amounts set forth in Section 2.12).

(c) Each Borrower may request a reasonable extension of each of the Maturity Dates for the Term Loans owed by such Borrower for an equal period of time that is no later than the date that is three (3) months after each such Maturity Date, due to unexpected delays in the construction of such Borrower’s Drilling Unit by requesting such extension prior to the end of the Availability Period with respect to the relevant Term Loans. The extension of the Maturity Dates of the Term Loans owed by either Borrower pursuant to this Section 6.4(c) shall be subject to the prior written consent of each of the Lenders having Term Loans owed by such Borrower in its sole discretion.

6.5 Method and Place of Payment. Except as set forth in the following sentence or as otherwise specifically provided herein, all payments under this Agreement or any Note shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto (in the case of MTI, to the MTI Account) not later than 11:00 a.m. (New York City time) on the date when due and shall be made in Dollars in immediately available funds at the Payment Office as follows: HSBC Bank USA, National Association, ABA No. 021 001 088 (or SWIFT MRMDUS33), Account Name: Corporate Trust Admin Wire A/C, Account No. 002 600 161, Attention: Deirdra N. Ross, Reference: Amaralina Star/Laguna Star or to such other bank account as the Administrative Agent shall designate to the parties hereto in writing. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension; provided that in the event that the day on which any such payment is due is not a Business Day but is a day of the month after which no further Business Day occurs in such month, then the due date thereof shall be the immediately preceding Business Day.

6.6 Computations. All computations of interest and Fees hereunder (to the extent calculated on the basis of days elapsed) shall be made on the basis of a 360-day year and the actual number of days elapsed.

6.7 Fees.

(a) Amaralina Star Bank Tranche Commitment Fees. (i) Amaralina Star Ltd. agrees to pay to the Administrative Agent, for the account of each Amaralina Star Bank Tranche Lender, a commitment commission (the “Amaralina Star Bank Tranche Commitment Fee”) computed on the Amaralina Star Bank Tranche Unutilized Commitment of such Amaralina Star Bank Tranche Lender from time to time, at a rate per annum equal to forty percent (40%) of the Applicable Margin then in effect related to the Amaralina Star Bank Tranche Loans. The Amaralina Star Bank Tranche Commitment Fee shall begin to accrue on the Effective Date and shall cease to accrue on the last day of the Amaralina Star Bank Tranche Availability Period, and shall be due and payable in arrears on (i) each Interest Payment Date, and (ii) the last day of the Amaralina Star Bank Tranche Availability Period.

(b) Laguna Star Bank Tranche Commitment Fees. (i) Laguna Star Ltd. agrees to pay to the Administrative Agent, for the account of each Laguna Star Bank Tranche Lender, a commitment commission (the “Laguna Star Bank Tranche Commitment Fee”) computed on the Laguna Star Bank Tranche Unutilized Commitment of such Laguna Star Bank Tranche Lender from time to time, at a rate per annum equal to forty percent (40%) of the Applicable Margin then in effect related to the Laguna Star Bank Tranche Loans. The Laguna Star Bank Tranche Commitment Fee shall begin to accrue on the Effective Date and shall cease to accrue on the last day of the Laguna Star Bank Tranche Availability Period, and shall be due and payable in arrears on (i) each Interest Payment Date, and (ii) the last day of the Laguna Star Bank Tranche Availability Period.

(c) Amaralina Star GIEK Commitment Fee. If Amaralina Star Ltd. elects to pay interest on the Amaralina Star MTI Tranche Loans at the interest rate described in Section 2.7(a)(i)(y), Amaralina Star Ltd. shall to pay to the Administrative Agent, for the account of GIEK, a commitment commission (the “Amaralina Star GIEK Commitment Fee”) at a rate per annum equal to forty percent (40%) of the GIEK Premium, computed on the aggregate of the Amaralina Star MTI Tranche Unutilized Commitment. The GIEK Commitment Fee shall begin to accrue on the Effective Date and shall cease to accrue on the last day of the Amaralina Star MTI Tranche Availability Period, and shall be due and payable in arrears on (i) each Interest Payment Date, and (ii) the last day of Amaralina Star MTI Tranche Availability Period. Upon receipt of any payment pursuant to this Section 6.7(c), the Administrative Agent, on behalf of GIEK, shall (and is hereby irrevocably and unconditionally instructed and authorized by Amaralina Star Ltd. to) transfer such amount to the account of GIEK with DnB Nor Bank ASA, Oslo, account number 7694.05.63212, or to such other bank account in Oslo, Norway as GIEK shall designate to the Administrative Agent in writing.

(d) Laguna Star GIEK Commitment Fee. If Laguna Star Ltd. elects to pay interest on the Laguna Star MTI Tranche Loans at the interest rate described in Section 2.7(a)(i)(y), Laguna Star Ltd. shall to pay to the Administrative Agent, for the account of GIEK, a commitment commission (the “Laguna Star GIEK Commitment Fee”) at a rate per annum equal to forty percent (40%) of the GIEK Premium, computed on the aggregate of the Laguna Star MTI Tranche Unutilized Commitment. The GIEK Commitment Fee shall begin to accrue on the Effective Date and shall cease to accrue on the last day of the Laguna Star MTI Tranche Availability Period, and shall be due and payable in arrears on (i) each Interest Payment Date, and (ii) the last day of Laguna Star MTI Tranche Availability Period. Upon receipt of any payment pursuant to this Section 6.7(c), the Administrative Agent, on behalf of GIEK, shall (and is hereby irrevocably and unconditionally instructed and authorized by Laguna Star Ltd. to) transfer such amount to the account of GIEK with DnB Nor Bank ASA, Oslo, account number 7694.05.63212, or to such other bank account in Oslo, Norway as GIEK shall designate to the Administrative Agent in writing.

(e) Upfront Arrangement Fees. Each Borrower agrees to pay, on the earlier of the First Disbursement Date and the date that is thirty (30) days after the Effective Date, to the Administrative Agent, for the account of GIEK, an upfront arrangement fee in an amount equal to 1.25% of the aggregate amount of MTI’s Commitment in respect of MTI Tranche Loans to be made to such Borrower.

(f) Additional Fees. Each Borrower agrees to pay to the relevant Financing Parties and the Joint Lead Arrangers such other fees as have been agreed to in writing by either Borrower or the Sponsor in connection with the Projects and with such Financing Parties and Joint Lead Arrangers (or any Affiliates of any thereof), for their respective accounts, on the dates specified for such payments in the applicable fee agreements relating to such fees.

6.8 GIEK Premium and Upfront Fee.

(a) Amaralina Star Ltd. agrees to pay to the Administrative Agent, for the account of GIEK, out of the proceeds of the Disbursements of the Amaralina Star Bank Tranche Loans during the Amaralina Star MTI Tranche Availability Period, an amount equal to the GIEK Premium computed on the Amaralina Star MTI Tranche Loans outstanding from time to time. Such GIEK Premium shall be due and payable in arrears on each Interest Payment Date.

(b) Laguna Star Ltd. agrees to pay to the Administrative Agent, for the account of GIEK, out of the proceeds of the Disbursements of the Laguna Star Bank Tranche Loans during the Laguna Star MTI Tranche Availability Period, an amount equal to the GIEK Premium computed on the Laguna Star MTI Tranche Loans outstanding from time to time. Such GIEK Premium shall be due and payable in arrears on each Interest Payment Date.

(c) Within two (2) Business Days from its receipt of any payment for the account of GIEK pursuant to Sections 6.7(c), 6.7(d), 6.8(a) or 6.8(b), the Administrative Agent shall (and is hereby irrevocably and unconditionally instructed and authorized by each Borrower to) transfer such amount to the account of GIEK with DnB Nor Bank ASA, Oslo, account number 7694.05.63212, or to such other bank account in Oslo, Norway as GIEK shall designate to the Administrative Agent in writing.

6.9 Application of Payments; Sharing.

(a) Subject to the provisions of this Section 6.9, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of either Borrower in respect of any Obligations of such Borrower hereunder, it shall promptly distribute such payment to the Lenders pro rata based upon their respective shares, if any, of the Obligations of the relevant Borrower hereunder with respect to which such payment was received.

(b) Each of the Lenders agrees that, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s lien, by counterclaim or cross action, by the enforcement of any right under the Transaction Documents, or otherwise), which, in any such case, is in excess of its ratable share of payments on account of the Obligations of either Borrower obtained by all Lenders, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the relevant Obligations of the relevant Borrower to such Lenders in such amount as shall result in a proportional participation by all the relevant Lenders in such amount; provided, however, that if all or any portion of such excess amount is thereafter recovered from such Lender, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

SECTION 7. EVENTS OF DEFAULT AND REMEDIES.

7.1 Events of Default. The occurrence of any of the following events or circumstances shall constitute an “Event of Default” hereunder:

(a) Either Borrower shall fail to pay when due any principal or interest payable pursuant to any Note or any other amount payable pursuant to this Agreement or any other Financing Document (other than the Required Hedging Agreements), in each case when the same becomes due and payable (whether prior to its stated maturity by acceleration or otherwise) unless its failure to pay is caused by administrative or technical error and payment is made within three (3) Business Days of its due date; or

(b) (i) Either Borrower shall default in the payment when due of any principal of or interest on any Specified Indebtedness beyond any period of grace specified therein, or in the payment when due of any amount under any Required Hedging Agreement beyond any period of grace specified therein; or (ii) any event specified in any note, agreement, indenture or other document evidencing or relating to any Specified Indebtedness or any event specified in any Required Hedging Agreement shall occur and continue if the effect of the occurrence and continuance of such event is (A) in the case of any Specified Indebtedness, to cause or to permit the holder or holders of such Specified Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause such Specified Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity or (B) in the case of a Required Hedging Agreement, to permit the payments owing under such Required Hedging Agreement to be liquidated as the result of the early termination thereof; or

(c) The Sponsor shall default in the payment when due of any principal of or interest on any Specified Indebtedness beyond any period of grace specified therein or any event specified in any note, agreement, indenture or other document evidencing or relating to any Specified Indebtedness shall occur and continue if the effect of the occurrence and continuance of such event is to cause or permit the holder or holders of such Specified Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause such Specified Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity; or

(d) Any representation, warranty or certification made (or deemed made) by or on behalf of any of the Borrowers, the Sponsor, the Bareboat Charterers, Alperton or the Operators in this Agreement, any other Financing Document, or in any notice or other certificate, agreement, document, financial statement or other statement delivered pursuant hereto or thereto, shall prove to have been false or misleading in any material respect when made or deemed made, unless the circumstances giving rise to such misrepresentation are capable of remedy and, in the case of any false or misleading representation, warranty or certification made (or deemed made) by any of the Borrowers, the Sponsor, the Bareboat Charterers or the Operators, are remedied within twenty-one (21) days, or in the case of any false or misleading representation, warranty or certification made (or deemed made) by Alperton, forty-five (45) days, of the earlier of the Administrative Agent giving notice of such misrepresentation and either Borrower becoming aware of such misrepresentation; or

(e) Either Borrower shall fail to comply with any term, covenant or provision set forth in Sections 5.3(a)(i), 5.3(b), 5.9(a), 5.12 through 5.16, 5.17, 5.18(a), 5.20, 5.27(a), 5.27(b)(i) (unless such failure to comply relates to a failure to take any action) through (iii), 5.32, 5.38(a)(iii) or 5.42; or

(f) Upon receiving notice of any arrest, confiscation, seizure, impounding, forfeiture or detention of its Drilling Unit, either Borrower (i) fails to provide a bond or other surety sufficient to procure the release of its Drilling Unit within a period of five (5) Business Days after such arrest, confiscation, seizure, impounding, forfeiture or detention and (ii) fails to procure the release of its Drilling Unit within a further period of five (5) Business Days (or such longer period as the Administrative Agent (acting upon instructions of the Majority Lenders ) may agree after the posting of the bond or other surety.

(g) Any of the Borrowers, the Sponsor, Alperton, the Bareboat Charterers, Constellation Services Ltd. or the Operators shall fail to comply with or perform any other agreement or covenant contained in any Financing Document to which such Person is a party (other than those referred to in paragraphs (a) through (e) of this Section 7.1) and, to the extent any such failure can be cured, such failure shall continue unremedied for, in the case of a failure by any of the Borowers, the Sponsor, the Bareboat Charterers, Constellation Services Ltd. or the Operators, thirty (30) days after the relevant Person becomes aware or should have become aware of such failure, and, in the case of a failure by Alperton, forty-five (45) days after Alperton becomes aware or should have become aware of such failure; provided that, if (i) such failure cannot be cured within such thirty (30)-day period or forty-five (45) day period, as the case may be, (ii) such failure is susceptible of cure, (iii) the relevant Borrower, the Sponsor, Alperton, the relevant Bareboat Charterer, Constellation Services Ltd. or the relevant Operator, as the case may be, is proceeding with diligence and in good faith to cure such failure, (iv) the existence of such failure does not impair the Liens on the Collateral in any respect, (v) the existence of such failure has not had and cannot, after considering the nature of the proposed cure, be reasonably expected to have a Material Adverse Effect, and (vi) the Administrative Agent shall have received an Officer’s Certificate to the effect of clauses (i), (ii), (iii), (iv) and (v) above and stating what actions relevant Borrower, the Sponsor, Alperton, the relevant Bareboat Charterer,

Constellation Services Ltd. or the relevant Operator, as the case may be, is taking to cure such failure, then the time within which such failure may be cured shall be extended to such date, not to exceed a total of sixty (60) days after the end of such thirty (30)-day period or forty-five (45) day period, as the case may be, as shall be necessary for relevant Borrower, the Sponsor, Alperton, the relevant Bareboat Charterer, Constellation Services Ltd. or the relevant Operator, as the case may be, diligently to cure such failure; or

(h) Any of the Borrowers, the Sponsor, the Bareboat Charterers or the Operators shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or

(i) Any of the Borrowers, the Sponsor, the Bareboat Charterers or the Operators shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its Property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under or file a petition to take advantage of any Bankruptcy Law (as now or hereafter in effect) including, without limitation, the bankruptcy (falência), judicial restructuring (recuperação judicial) or non judicial restructuring (recuperação extrajudicial) proceedings under Brazilian Law No. 11,101/05, as amended, (iv) fail to controvert in an appropriate manner within sixty (60) days after the date of service of, or acquiesce in writing to or file an answer admitting the material allegations of, any petition filed against it in an involuntary case under any Bankruptcy Law, (v) take any corporate action for the purpose of effecting any of the foregoing or (vi) take any action under any other applicable Laws which would result in a similar or equivalent outcome as set forth in subclauses (i) through (v) hereof; or

(j) A proceeding or case shall be commenced, without the application or consent of any of the Borrowers, the Sponsor, the Bareboat Charterers or the Operators in any court of competent jurisdiction, seeking (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of such Person or of all or any substantial part of its Property or (iii) similar relief in respect of any of the Borrowers, the Sponsor the Bareboat Charterers under any Bankruptcy Law, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and be unappealable, or continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against any of the Borrowers, the Sponsor, the Bareboat Charterers or the Operators shall be entered and be unappealable, or continue unstayed and in effect, for a period of sixty (60) or more days in an involuntary case under any Bankruptcy Law; or any proceeding or action shall be commenced under any other applicable Laws which would result in a similar or equivalent outcome as set forth in subclauses (i) through (iii) hereof; or

(k) Any judgment or order (i) for the payment of money in excess of five million Dollars ($5,000,000) (in the case of the Borrowers, the Bareboat Charterers or the Operators) or thirty million Dollars ($30,000,000) (in the case of the Sponsor) shall be rendered against any of the Borrowers, the Bareboat Charterers, the Operators or the Sponsor or (ii) that affects the Collateral shall be rendered and (x) either enforcement proceedings shall have been commenced in relation to such judgment or order or a stay of execution thereof shall not have been obtained within seven (7) Business Days from the date of entry thereof and (y) in the case of a judgment rendered against any of the Bareboat Charterers or the Operators, such judgment or order has had or could reasonably be expected to have a Material Adverse Effect; or

(l) Any non-monetary judgment or order shall be rendered against any of the Borrowers, the Sponsor, the Bareboat Charterers or the Operators that has had or could reasonably be expected to have a Material Adverse Effect, and a stay of execution thereof shall not have been obtained within sixty (60) days from the date of entry thereof; or

(m) Any of the Borrowers or any ERISA Affiliate of either Borrower shall at any time establish, maintain, contribute to, or be required to contribute to, any Plan or Multiemployer Plan; or

(n) Any of the Secured Parties shall cease to have a first priority, perfected Lien on any Collateral, subject only to Permitted Liens; or

(o) Any of the Borrowers or the Project Participants shall fail to obtain, renew, maintain or comply with any Necessary Governmental Approval or any Necessary Governmental Approval shall be revoked, terminated, withdrawn, suspended, modified or withheld or shall cease to be in full force and effect or any proceeding is commenced to revoke, terminate, withdraw, suspend, modify or withhold any Necessary Governmental Approval and such proceeding is not terminated within thirty (30) days; unless, in any such case, such failure, revocation, termination, withdrawal, suspension, modification, withholding or failure to be in full force and effect could not reasonably be expected to have a Material Adverse Effect; or

(p) (i) Any Transaction Document shall be terminated (other than (A) by virtue of the scheduled expiration in the ordinary course of such Transaction Document in accordance with its terms or (B) without prejudice to Section 7.1(b) above, a termination of a Required Hedging Agreement where, immediately following such termination, the Borrower party to such Required Hedging Agreement continues to be in compliance with Section 5.17 of this Agreement), or any of the Borrowers, the Bareboat Charterers, the Sponsor, Alperton, Constellation Services Ltd. or the Operators shall take any action to terminate any Transaction Document to which it is a party; or (ii) any Transaction Document, or any material provision of any Transaction Document, shall at any time for any reason cease to be valid and binding or in full force and effect or any party thereto (other than a Secured Party) shall so assert in writing and such assertion is not withdrawn in writing within thirty (30) days of the date on which either Borrower shall become aware or should have become aware of such assertion; or (iii) any Transaction Document, or any material provision of any Transaction Document shall be declared to be null and void by any Governmental Authority, or the validity or enforceability thereof shall be contested by any of the Borrowers, the Bareboat Charterers, the Sponsor, Alperton, Constellation Services Ltd. or the Operators or any Governmental Authority; or (iv) any of the Borrowers, the Bareboat Charterers, the Sponsor, Alperton, Constellation Services Ltd. or the Operators shall deny that it has any further liability or obligation under any Transaction Document; or (v) any party to any Project Document (other than Petrobras upon compliance by the applicable Borrower with Section 5.23) assigns or transfers all or any part of its rights and obligations in, to or under such Project Document other than to a transferee which has been approved by the Majority Lenders; provided that the termination by (x) the Sponsor of either Head Services Agreement or (y) Constellation Services Ltd. of either Management Agreement in compliance with the terms of the Consent Agreement in respect of such document shall not be considered an Event of Default under this Section 7.1(p); or

(q) The Commercial Operation Date with respect to either Drilling Unit shall not have occurred by May 30, 2013; or

(r) An Event of Abandonment shall have occurred; or

(s) A Drilling Unit Loss Event shall have occurred; or

(t) A Change of Control shall have occurred; or

(u) An Expropriation Event shall have occurred, provided that, with respect to an Expropriation Event related to either Drilling Unit, it shall only be an Event of Default under this Section 7.1(s) if the Borrower that is the owner of such Drilling Unit shall fail to procure the release of such Drilling Unit within a period of thirty (30) days after such Expropriation Event (or lesser period if the relevant Borrower shall not at all times during such period of thirty (30) days be acting diligently to contest, discharge, settle or secure the same); or

(v) Any change in or the withdrawal or modification of any Law shall occur, including the imposition of applicable foreign exchange control regulations, which could reasonably be expected to have a Material Adverse Effect; or

(w) Any event, condition or circumstance directly related to either Project and/or any of the Borrowers, the Bareboat Charterers, or the Operators shall exist or shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect; or

(x) Petrobras shall either (i) fail to accept either Drilling Unit under Clause 2.2.1 of the Charter Agreement with respect to such Drilling Unit and Clause 2.2.1 of the Services Agreement with respect to such Drilling Unit by May 30, 2013 or (ii) reject at any time by final decision either Drilling Unit under Clause 2.2.1 or Clause 3.3 of the Charter Agreement with respect to such Drilling Unit and/or Clause 2.2.1 of the Services Agreement with respect to such Drilling Unit; or

(y) The Sponsor shall fail to exercise any rights or remedies available to it under either Shareholders’ Agreement in case of a deadlock with respect to a matter requiring the unanimous decision of the Shareholders or the members of the Board of Directors of the relevant Borrower, which deadlock, if unresolved, could reasonably be expected to have a Material Adverse Effect, including, without limitation, the right of the Sponsor to buy Alperton’s Equity Interests in such Borrower set forth in Article 8 of such Shareholders’ Agreement (or any successor provisions, as amended from time to time); provided that, if the Sponsor takes all actions required under the relevant Shareholders’ Agreement to exercise its rights and remedies in case of any such deadlock thereunder and such rights or remedies are not exercised solely due to a failure by Alperton to comply with its obligations under such Shareholders’ Agreement, to the extent such failure can be cured, an Event of Default under this Section 7.1(y) shall occur only if such failure by Alperton shall continue unremedied for forty-five (45) days after the Sponsor becomes aware or should have become aware of such failure.

7.2 Acceleration.

(a) If an Event of Default specified in paragraph (h), (i) or (j) of Section 7.1 shall occur with respect to either Borrower, automatically all Commitments shall immediately terminate and all Loans (with accrued interest thereon) and all other amounts owing to the Lenders under the Financing Documents shall immediately become due and payable without further notice or demand.

(b) If any Event of Default (other than an Event of Default referred to in Section 7.2(a)) shall occur and be continuing, then the Administrative Agent (acting at the instructions of the Majority Lenders or, following any default in payment of the final scheduled repayment (as the same may be extended with the consent of the Lenders) of the Loans, any Lender) may by notice to the Borrowers (A) declare the Commitments to be terminated, whereupon all Commitments shall immediately terminate and/or (B) declare the Loans, all accrued and unpaid interest thereon and all other amounts owing to the Lenders under the Financing Documents to be due and payable, whereupon the same shall become immediately due and payable.

(c) Except as expressly provided above in this Section 7.2, presentment, demand, protest and all other notices and other formalities of any kind are hereby expressly waived by the Borrowers.

7.3 Other Remedies. Upon the occurrence and during the continuation of an Event of Default, the Collateral Agent may exercise any or all rights and remedies at law or in equity (in any combination or order that the Collateral Agent may elect), including without limitation or prejudice to the Collateral Agent’s other rights and remedies, any and all rights and remedies available under any of the Financing Documents.

SECTION 8. THE ADMINISTRATIVE AGENT

8.1 Appointment and Authorization.

(a) Each Lender hereby (i) irrevocably (subject to Section 8.9) appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Financing Document to which it is a party and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any such other Financing Document, together with such powers as are reasonably incidental thereto, and (ii) authorizes the Administrative Agent to execute, deliver and perform each of the Financing Documents to which it is or is intended to be a party and each Lender agrees to be bound by all of the agreements of the Administrative Agent contained in the Financing Documents.

(b) Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Financing Document, the Administrative Agent shall not have any duties or responsibilities except those expressly set forth herein and in the other Financing Documents, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Financing Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term “Administrative Agent” in this Agreement with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a relationship between independent contracting parties.

8.2 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Financing Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with due care to execute any of such duties hereunder.

8.3 Liability of the Administrative Agent. The Administrative Agent and any other Agent-Related Persons shall not (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the other Secured Parties or any other Person for any recital, statement, representation or warranty made by either Borrower or any Affiliate of either Borrower, or any officer thereof, contained in this Agreement or in any other Transaction Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Transaction Document, or for the value of or title to any Collateral, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Transaction Document, or for any failure of either Borrower or any other party to any Transaction Document to perform its obligations hereunder or thereunder. The Administrative Agent and any other Agent-Related Person shall not be under any obligation to any Secured Party to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Transaction Document, or to inspect the Properties, books or records of either Borrower or any Affiliate of either Borrower.

8.4 Reliance by the Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the Borrowers), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document (a) if such action would, in the opinion of the Administrative Agent (upon consultation with counsel) be contrary to applicable Law or the terms of any Financing Document, (b) if such action is not specifically provided for in the Financing Documents to which the Administrative Agent is a party, and it shall not have received such advice or concurrence of the Majority Lenders as it deems appropriate, (c) if in connection with the taking of any such action that would constitute the making of a payment due under any Project Document pursuant to the terms of any Consent Agreement, it shall not first have received from any or all of the other relevant Secured Parties funds equal to the amount of such payment, or (d) unless, if it so requests, the Administrative Agent shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Transaction Document in accordance with a request or consent of the Majority Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the relevant Secured Parties.

8.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from any of such Lenders or either Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “Notice of Default.” If the Administrative Agent receives any such notice of the occurrence of a Default or an Event of Default, it shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as may be requested by the Majority Lenders in accordance with this Section 8; provided, however, that unless and until the Administrative Agent has received any such request, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Lenders.

8.6 Credit Decision. Each Lender acknowledges that the Administrative Agent and the other Agent-Related Persons has not made any representation or warranty to it, and that no act by the Administrative Agent hereafter taken, including any review of the Projects or of the affairs of the Borrowers, shall be deemed to constitute any representation or warranty by the Administrative Agent or the other Agent-Related Persons to any such Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or the other Agent-Related Persons and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, Property, financial and other condition and creditworthiness of the Borrowers, the Projects, the value of and title to any Collateral, and all applicable bank regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrowers hereunder. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or the other Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Transaction Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, Property, financial and other condition and creditworthiness of the Borrowers and the Projects. Except for notices, reports and other documents expressly required pursuant to any Financing Document to be furnished to the Lenders by the Administrative Agent, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of the Projects or of the Borrowers which may come into the possession of the Administrative Agent or any of the other Agent-Related Persons.

8.7 Indemnification of the Administrative Agent.

(a) Whether or not the transactions contemplated hereby are consummated, each of the Lenders shall indemnify upon demand the Administrative Agent and the other Agent-Related Persons (to the extent not reimbursed by or on behalf of the Borrowers and without limiting the obligation of the Borrowers to do so), pro rata in accordance with the aggregate principal amount of the Loans held by such Lender, from and against any and all duly documented Indemnified Liabilities related to its role as Administrative Agent; provided, however, that no Lender shall be liable for the payment to the Administrative Agent or the other Agent-Related Persons of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct.

(b) Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share as provided above of any duly documented costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Transaction Document or any document contemplated by or referred to herein, to the extent that the Administrative Agent, is not reimbursed for such expenses by or on behalf of the Borrowers.

(c) The undertakings of the Lenders in this Section 8.7 shall survive the payment of all Obligations hereunder and the resignation or replacement of the Administrative Agent.

8.8 Administrative Agent in its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with, either Borrower or either Borrower’s Affiliates as though the Administrative Agent were not an agent hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, the Administrative Agent or its Affiliates may receive information regarding the Borrowers or their Affiliates (including information that may be subject to confidentiality obligations in favor of the Borrowers or such Affiliates) and acknowledge that the Administrative Agent shall not be under any obligation to provide such information to them. The Administrative Agent, which is also a Bank Tranche Lender hereunder, shall have the same rights and powers under this Agreement as any other Bank Tranche Lender and may exercise the same as though it were not an agent, and the terms “Bank Tranche Lender” and “Bank Tranche Lenders” shall include the Administrative Agent in its individual capacity.

8.9 Successor Agents.

(a) Subject to the appointment and acceptance of a successor as provided below, the Administrative Agent may resign at any time by giving notice thereof to the other Agents, the Lenders and the Borrowers, and the Administrative Agent may be removed at any time with or without cause by the Majority Lenders. Upon any such resignation or removal, the

Majority Lenders shall, following consultation with the Borrowers unless a Default or Event of Default has occurred and is continuing in which case no such consultation shall be required, have the right to appoint a successor to the Administrative Agent and shall use all reasonable efforts to appoint a Bank Tranche Lender as such successor. If no successor Administrative Agent shall have been appointed by such Lenders, and shall have accepted such appointment within thirty (30) days after the resigning Administrative Agent’s giving of notice of resignation or the giving of any notice of removal of the Administrative Agent then such resigning or removed Administrative Agent may, at the expense of the Borrowers, petition a court of competent jurisdiction for the appointment of a successor. Upon the acceptance of its appointment as a successor Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of such resigning or removed Administrative Agent and such resigning or removed Administrative Agent shall be discharged from its duties and obligations hereunder.

(b) After the Administrative Agent’s resignation or removal, the provisions of this Section 8 and of Sections 9.1 and 9.2 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was an Administrative Agent.

8.10 Registry. Each Borrower hereby designates the Administrative Agent, and the Administrative Agent agrees, to serve as such Borrower’s agent, solely for purposes of this Section 8.10, to maintain a register at one of its offices located at 452 Fifth Avenue, New York, NY 10018 (the “Register”) on which it will record the Commitments from time to time of each of the Lenders, the Loans made by each of the Lenders and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation shall not affect the relevant Borrower’s obligations in respect of such Loans. With respect to any Lender, the transfer of the Commitment of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitment shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitment and Loans, and prior to such recordation all amounts owing to the transferor with respect to such Commitment and Loans shall remain owing to the transferor. The registration of an assignment or transfer of all or part of any Commitment and Loans shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Acceptance pursuant to Section 9.13.

8.11 Force Majeure. In no event shall the Administrative Agent or the Collateral Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Administrative Agent or the Collateral Agent shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

8.12 Delivery of Information. Each of the Administrative Agent and the Collateral Agent shall promptly forward to each Lender and GIEK all material information which the Administrative Agent or the Collateral Agent, as the case may be, receives from either Borrower or any party to a Security Document.

8.13 Incorporation by Reference. For the avoidance of doubt, the provisions of Section 3 of the Accounts Agreement shall apply with respect to the role of the Administrative Agent and Collateral Agent under this Agreement.

SECTION 9. MISCELLANEOUS.

9.1 Costs and Expenses. The Borrowers agree on a joint and several basis to, whether or not the transactions contemplated hereby are consummated and whether or not any of the following are incurred before or after the Closing Date, pay, within ten (10) Business Days after demand, (a) all reasonable and documented costs and expenses of the Agents, the Joint Lead Arrangers, GIEK, MTI (including any travel expenses and any other disbursements and expenses of GIEK that are required to be covered by MTI under Section 9 of each of the GIEK Guarantee Policies as set out in the form provided to each of the Borrowers prior to the Effective Date), Eksportfinans and any other Secured Parties in connection with the preparation, execution, filing, recording and administration of this Agreement, the other Transaction Documents, and any other documents which may be delivered in connection herewith or therewith, including, without limitation, all reasonable engineers’, insurance and other consultants’ fees (including any such fees incurred in connection with the preparation of any report referred to herein and any inspections pursuant hereto) and all Attorney Costs of one designated law firm in New York, England, Brazil, the British Virgin Islands, Panama and the Netherlands advising the Secured Parties (subject to the applicable terms of any written agreements among the Borrowers and any such party relating to such costs, expenses and Attorney Costs and to any specific limitation set forth in this Agreement) and (b) all costs and expenses incurred by any Secured Party (including Attorney Costs) in connection with (i) any and all amounts which any Secured Party has paid relative to curing any Event of Default resulting from the acts or omissions of either Borrower under this Agreement or any other Transaction Document, (ii) the enforcement or attempted enforcement of, or the investigation or preservation of any rights or remedies under, this Agreement or any other Transaction Document (including any disbursements and expenses of GIEK, MTI, Eksportfinans, the Agents or the Joint Lead Arrangers that are required to be reimbursed by the Borrowers pursuant to Section 15 of each of the GIEK Guarantee Policies as set out in the form provided to each of the Borrowers prior to the Effective Date), or (iii) any amendment, waiver or consent requested by either Borrower with respect to any provision contained in this Agreement or any other Transaction Document. For the avoidance of doubt, (i) any cost incurred by MTI or Eksportfinans in respect of the GIEK Guarantee Policies, legal services (including but not limited to the procurement and execution of legal opinions) and all other fees occurred in connection with this transaction, shall be for the account of the Borrowers, (ii) MTI and Eksportfinans reserve the right, with the prior approval in writing of the Borrowers, to retain at the expense of the Borrowers an external counsel to advise on the Transaction Documents to which it is a party and auxiliary documentation and (iii) all costs in respect of legal services payable through MTI or Eksportfinans are charged with twenty-five percent (25%) Norwegian VAT and any applicable VAT in either Borrower’s country and shall be paid by the relevant Borrower. In addition, the Borrowers agree, on a joint and several basis, to pay any and all stamp and other taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement or any other Transaction Document, or any other document which may be delivered in connection with this Agreement, and agrees to hold the Secured Parties harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees. Any single cost or expense in excess of five thousand Dollars ($5,000) incurred by any of the Joint Lead Arrangers shall be approved by the Borrowers (such approval not to be unreasonably withheld).

9.2 Indemnity. Whether or not the transactions contemplated hereby are consummated:

(a) The Borrowers agree on a joint and several basis to pay, indemnify, and hold each Secured Party and each of its respective officers, directors, advisors, employees, partners, members, shareholders, counsel, agents and attorneys-in-fact and Affiliates (each, an “Indemnified Person”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, charges, expenses or disbursements of any kind or nature whatsoever (including Attorney Costs) which may at any time (including at any time following repayment of the Loans or the termination, resignation or replacement of any Secured Party) be required to be paid by them in any way relating to or arising out of any litigation, legal or administrative proceeding (including any bankruptcy, insolvency, reorganization or other similar proceeding or appellate proceeding) or governmental investigation related to this Agreement or any other Transaction Document or the Loans, or the use of the proceeds thereof, whether or not any Indemnified Person is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided that neither Borrower shall have any obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities arising directly and primarily from the gross negligence or willful misconduct of such Indemnified Person.

(b) Environmental Indemnity.

(i) Without in any way limiting the generality of the other provisions contained in this Section 9.2, the Borrowers agree on a joint and several basis to defend, protect, indemnify, save and hold harmless each Indemnified Person, whether as beneficiary of any of the Security Documents, as a mortgagee in possession, or as successor-in-interest to either Borrower by foreclosure deed or deed in lieu of foreclosure, or otherwise, from and against any and all liabilities, obligations, losses, damages (including foreseeable and unforeseeable consequential damages and punitive claims), penalties, fees, claims, actions, judgments, suits, costs, disbursements (including, without limitation, Attorney Costs and consultants’ fees and disbursements) and expenses of any kind or nature whatsoever that may at any time be incurred by, imposed on, asserted or awarded against any such Indemnified Person directly or indirectly based on, or arising out of or resulting from, (A) the actual or alleged presence of Hazardous Materials on, in, under or affecting all or any portion of either of the Drilling Units whether or not the same originates or emanates from the Drilling Units or from properties at which any Hazardous Materials generated, stored or handled by the Borrowers were Released or disposed of, or (B) any Environmental Claim relating to the Projects (the “Indemnified Matters”), whether any of the Indemnified Matters arise before or after foreclosure of any of the Security Interests or other taking of title to all or any portion of the Collateral by any Secured Party, including, without limitation, (x) the costs of removal of any and all Hazardous Materials from all or any portion of either Drilling Unit or elsewhere, (y) additional costs required to take reasonable precautions to protect against the Release of Hazardous Materials on, in, under or affecting either Drilling Unit into the air, any body of water, any other public domain or any surrounding areas, and (z) costs incurred to comply, in connection with all or any portion of either Drilling Unit, with all applicable Environmental Laws with respect to Hazardous Materials, except to the extent that any such Indemnified Matter arises from the gross negligence or willful misconduct of such Indemnified Person.

(ii) In no event shall any site visit, observation, or testing by any Indemnified Person (or any representative of any such Person) be deemed to be a representation or warranty that Hazardous Materials are or are not present with respect to the Drilling Units or that there has been or shall be compliance with any Environmental Law. None of the Borrowers or any other Person is entitled to rely on any site visit, observation, or testing by any Indemnified Person. No Indemnified Person owes any duty of care to protect the Borrowers or any other Person against, or to inform the Borrowers or any other Person of, any Hazardous Materials or any other adverse condition affecting the Projects. No Indemnified Person shall be obligated to disclose to the Borrowers or any other Person any report or findings made as a result of, or in connection with, any site visit, observation, or testing by any Indemnified Person.

(c) Survival; Defense. The obligations in this Section 9.2 shall survive any termination of any Transaction Document and the payment of the Loans and all other Obligations. At the election of any Indemnified Person, the Borrowers’ indemnification obligations under this Section 9.2 shall include the obligation to defend such Indemnified Person using legal counsel satisfactory to such Indemnified Person (acting reasonably), at the sole cost and expense of the Borrowers provided that such costs have been reasonably incurred. All amounts owing under this Section 9.2 shall be paid within thirty (30) days after demand.

(d) Contribution. To the extent that any undertaking in the preceding paragraphs of this Section 9.2 may be unenforceable because it is violative of any law or public policy, the Borrowers will jointly and severally contribute the maximum portion that they are permitted to pay and satisfy under applicable Law to the payment and satisfaction of such undertaking.

(e) Settlement. So long as the Borrowers are in compliance with their obligations under this Section 9.2, neither Borrower shall be liable to any Indemnified Person under this Section 9.2 for any settlement made by such Indemnified Person without such Borrower’s prior written consent.

9.3 Notices.

(a) Subject to Section 9.3(e), all notices, requests and other communications provided for hereunder shall be in writing (including, unless the context expressly otherwise provides, by facsimile transmission, provided that any matter transmitted by either Borrower by facsimile (i) shall be immediately confirmed by a telephone call to the recipient at the number specified on the applicable signature page hereof, and (ii) shall be followed promptly by a hard copy original thereof by express courier) and faxed or delivered to the address or facsimile number specified for notices on the applicable signature page hereof or to such other address as shall be designated by such party in a written notice to the other parties hereto.

(b) All such notices, requests and communications (i) sent by express courier will be effective upon delivery to or refusal to accept delivery by the addressee, and (ii) transmitted by facsimile will be effective when sent and facsimile confirmation received; except that all notices and other communications to any Agent shall not be effective until actually received.

(c) Each Borrower acknowledges and agrees that any agreement of the Secured Parties to receive certain notices by telephone and facsimile is solely for the convenience and at the request of such Borrower. The Secured Parties shall be entitled to rely on the authority of any Person purporting to be a Person authorized by either Borrower to give such notice and the Secured Parties shall not have any liability to either Borrower or other Person on account of any action taken or not taken by any of the Secured Parties in reliance upon such telephonic or facsimile notice.

(d) All notices, requests and other communications hereunder and under the other Financing Documents shall be in the English language.

(e) Any communication to be made between the Administrative Agent and any other party hereto may be made by electronic mail or other electronic means, and the parties hereto agree (i) that, unless and until notified to the contrary, such communication in such manner shall be an accepted form of communication (and the inclusion of electronic mail addresses in this Agreement or in any other Financing Document shall constitute such agreement), (ii) to notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means, and (iii) to notify each other of any change to their address or such other information supplied by them. Any electronic communication made between the Administrative Agent and any other party hereto shall be effective only when actually received in readable form and, solely in the case of any electronic communication made by such other party to the Administrative Agent, if it is addressed in such a manner as the Administrative Agent shall specify for such purpose.

9.4 Benefit of Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto. Neither Borrower may assign or otherwise transfer any of its rights under this Agreement or any of the other Financing Documents.

9.5 No Waiver; Remedies Cumulative. No failure or delay on the part of any of the Secured Parties in exercising any right, power or privilege hereunder or under any other Financing Document and no course of dealing between either Borrower and any Secured Party shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Financing Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. No notice to or demand on either Borrower in any case shall entitle such Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Secured Party to take any other or further action in any circumstances without notice or demand. All remedies, either under this Agreement or any other Financing Document or pursuant to any applicable Law or otherwise afforded to any Secured Party shall be cumulative and not alternative.

9.6 No Third Party Beneficiaries. The agreement of each Lender to make extensions of credit to the Borrowers on the terms and conditions set forth in this Agreement and the other Financing Documents is solely for the benefit of the Borrowers, and no other Person (including any other Project Participant, or any contractor, sub-contractor, supplier, worker, carrier, warehouseman, materialman or vendor furnishing supplies, goods or services to or for the benefit of the Borrowers or the Projects or receiving services from the Projects) shall have any rights hereunder against any Secured Party with respect to the Loans, the proceeds thereof or otherwise. Notwithstanding any term of any Financing Document, the consent of any person who is not a party to this Agreement is not required to rescind or vary this Agreement at any time.

9.7 Reinstatement. To the extent that any Secured Party receives any payment by or on behalf of either Borrower, which payment or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to such Borrower or to its estate, trustee, receiver, custodian or any other party under any Bankruptcy Law or otherwise, then to the extent that any Secured Party is required to repay any such amount received, the obligation to which such payment initially related shall be reinstated by the amount so repaid and shall be included within the Obligations as of the date such initial payment occurred.

9.8 No Immunity. To the extent that either Borrower may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement or any other Financing Document, to claim for itself or its revenues, assets or Properties any immunity from suit, the jurisdiction of any court, attachment prior to judgment, attachment in aid of execution of judgment, set-off, execution of a judgment or any other legal process, and to the extent that in any such jurisdiction there may be attributed to such Person such an immunity (whether or not claimed), each Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the Law of the applicable jurisdiction.

9.9 Judgment Currency. This is an international transaction in which the specification of Dollars and payment in New York City is of the essence, and the obligations of either Borrower under this Agreement and under the other Financing Documents to make payment to (or for the account of) each Secured Party in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that such tender or recovery results in the effective receipt by such Secured Party in New York City of the full amount of Dollars payable to such Secured Party under the Financing Documents to which such Secured Party is a party. If for the purpose of obtaining or enforcing judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency (for the purposes of this Section 9.9, hereinafter the “judgment currency”), the rate of exchange which shall be applied shall be that at which in accordance with normal banking procedures such Secured Party could purchase such Dollars in

New York with the judgment currency on the Business Day next preceding the day on which such judgment is rendered. The obligation of each Borrower in respect of any such sum due from it to such Secured Party hereunder (in this Section 9.9 called an “Entitled Person”) shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that on the Business Day following the receipt by such Entitled Person of any sum adjudged to be due hereunder in the judgment currency such Entitled Person may in accordance with normal banking procedures purchase and transfer Dollars to New York City with the amount of the judgment currency so adjudged to be due; and each Borrower hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person on demand, in Dollars, for the amount (if any) by which the sum originally due to such Entitled Person in Dollars hereunder exceeds the amount of the Dollars so purchased and transferred with the judgment currency received.

9.10 The Joint Lead Arrangers. The Joint Lead Arrangers shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than the rights to receive payment of fees pursuant to Section 6.7(f), the rights to receive reimbursement or payment of costs or expenses incurred by them as provided in Section 9.1 and the right to indemnity under Section 9.2.

9.11 Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement or any document or instrument delivered in connection herewith by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement or such other document or instrument, as applicable. The exchange of copies of this Agreement and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties hereto transmitted by facsimile or PDF shall be deemed to be their original signatures for all purposes.

9.12 Amendment or Waiver.

(a) No provision of this Agreement or any other Financing Document may be amended, supplemented, modified or waived, except by a written instrument signed by the Majority Lenders (or the Administrative Agent on behalf of the Majority Lenders with such Majority Lenders’ written consent) and the Borrowers (but only if either Borrower is a party thereto), and, to the extent that its rights or obligations may be affected thereby, the Agent or Agents party thereto. Notwithstanding the foregoing provisions, no such waiver and no such amendment, supplement or modification shall (i) increase the Commitment of any Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Total Commitment, shall not constitute an increase of the Commitment of any Lender), without the prior written consent of such Lender, (ii) postpone or delay the scheduled final maturity date of any Loan, without the prior written consent of each affected Lender, or postpone or delay any date fixed by this Agreement or any other Financing Document for any payment of principal, interest or Fees due to any Lender hereunder or under any other Financing Document, without the prior written consent of such

Lender, (iii) reduce any fee or premium payable to any Lender under any Financing Document or reduce the principal of, or the rate of interest specified in any Financing Document on any Loan of any Lender, without the prior written consent of such Lender, (iv) release, amend or modify all or substantially all of the Collateral except as shall be otherwise provided in any Security Document or other Financing Document or consent to the assignment or transfer by either Borrower of any of its respective obligations under this Agreement or any other Financing Document, without the prior written consent of each Lender, (v) amend, modify or waive any provision requiring pro rata payments to each Lender without the prior written consent of each Lender, (vi) amend, modify or waive any provision of this Section 9.12 or Section 6.9, 9.1 or 9.2, without the prior written consent of each Lender, or any provision of Section 6.7, without the prior written consent of each affected Lender, (vii) reduce the percentage specified in or otherwise amend the definition of Required Lenders or Majority Lenders or otherwise reduce the number of Lenders required to approve any amendment, supplement, modification, consent or instruction, without the prior written consent of each Lender, (viii) terminate or release any of the Equity Support Guaranties, the Sponsor Contingent Balloon Guaranties (as defined in the Undertaking Agreement), the QGSA Undertaking Agreements (as defined in the Undertaking Agreement) or, if applicable, the Parent Balloon Guaranties (as defined in the Undertaking Agreement), without the prior written consent of each Lender or (ix) alter the GIEK Commitment Fee, the Bank Tranche Commitment Fee or any premium payable under this Agreement to GIEK or any Lender, without the consent of all of the Lenders.

(b) No provision of this Agreement or any other Financing Document may be amended, supplemented, modified or waived without the prior consent and/or instructions of GIEK in accordance with the terms of each of the GIEK Guarantee Polices, if such consent and/or instructions are expressly required under any Financing Document.

(c) Any waiver and any amendment, supplement or modification made or entered into in accordance with Section 9.12(a) and/or (b), as applicable, shall be binding upon the Borrowers and the Secured Parties.

9.13 Assignments, Participations, etc.

(a) Any Lender may, with no less than fifteen (15) days prior written notice (acknowledged in the manner provided in Section 9.13(b)) to the Administrative Agent (i) in the case of any Lender other than MTI, so long as there is no Default or Event of Default that has occurred and is continuing, in consultation with the Borrowers and (ii) in the case of MTI, without the consent of either Borrower and the other Secured Parties, assign (each, an “assignment”) to one or more commercial banks or other financial institutions and, in the case of MTI, to any entity or institution (whether public or private) established or appointed by the Norwegian authorities for the purpose of the continuation of the Norwegian export finance arrangements (provided that no such consultation with the Borrowers shall be required in connection with any assignment by a Lender (other than MTI) to a commercial bank or other financial institution which is an Affiliate of such Lender or to another Lender) or to another Person (each, an “Assignee”) all or any part of any Loan and the other rights and obligations of such Lender hereunder and under the other Financing Documents; provided, that: (A) each such assignment by a Lender of its Loans or its Commitments shall be made in such a manner so that (x) the same portion of such Lender’s (and of such Lender’s Affiliate’s) Amaralina Star Term

Loans and Laguna Star Term Loans or Amaralina Star Term Loan Commitments and Laguna Star Term Loan Commitments, as the case may be, is assigned to the Assignee, (y) in the case of the assignment by any Lender of a portion of such Lender’s (and of such Lender’s Affiliate’s) Loans or Commitments, such Lender may elect to retain or to assign to the relevant Assignee (or any Affiliates of such Assignee) the corresponding portion of its rights and obligations under the Required Hedging Agreement to which such Lender (or any Affiliate of such Lender) is a party and (z) in the case of the assignment by any Lender of all of such Lender’s (and of such Lender’s Affiliate’s) Loans or Commitments, such Lender shall assign all of its rights and obligation under the Required Hedging Agreement to which it is a party to the relevant Assignee(s) (or to any Affiliate of such Assignee(s)) or to any other Lender (or any Affiliates of any Lender) as determined by such Lender in its sole discretion; (B) in the case of an assignment of any part of a Loan to any Assignee by a Lender other than MTI, such assignment shall not be for an amount less than five million Dollars ($5,000,000) (or a higher integral multiple of $1,000,000 in excess thereof) in each instance; provided that, in the event that either Borrower objects on reasonable grounds (and providing written justification for such objection) to a proposed assignee in respect of an assignment by any Lender (other than MTI) within fifteen (15) days from the date a notice of assignment has been given to such Borrower under this Section 9.13(a) and provided there is no Default or Event of Default that has occurred and is continuing, the assigning Lender shall consider in good faith such objection for a period not longer than seven (7) days and if the relevant Borrower identifies in its written justification for its objection referred to above an alternative bank or other financial institution assignee willing and able to enter into such assignment on terms which are, in the relevant Lender’s opinion, no less favorable than those proposed by the assignee proposed by the Lender, the Lender shall not unreasonably withhold its agreement to assign instead to such bank or other financial institution identified by the relevant Borrower; and (C) the Borrowers and the Agents may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned until (1) written notice of such assignment, together with payment instructions, addresses and related information with respect to the Assignee, shall have been given to the Borrowers and the Administrative Agent by such assigning Lender and the Assignee, (2) in the case of an assignment of any part of a Loan to any Assignee by a Lender other than MTI, the assigning Lender or Assignee has paid to the Administrative Agent a processing fee in the amount of $3,500, and (3) the assigning Lender shall have delivered to the Borrowers and the Administrative Agent an Assignment and Acceptance substantially in the form of Exhibit F hereto (an “Assignment and Acceptance”) with respect to such assignment from the assigning Lender. Notwithstanding anything to the contrary contained herein, in connection with any assignment by any Lender (other than MTI), neither Borrower shall be obligated to pay to any Lender any amount under Sections 2.9, 2.10, 2.11 and 2.12 that is greater than the amount that such Borrower would have been obligated to pay such Lender’s assignor if such assigning Lender had not assigned to such Lender any of its rights under this Agreement, unless at the time such assignment is made the circumstances giving rise to such greater payments did not exist. For the avoidance of doubt, without prejudice to the rights of the Required Hedge Providers under the Required Hedging Agreements or any agreements entered into in connection therewith, neither Borrower shall be obligated to pay or reimburse any Lender or any Agent for any cost or fee arising out of or in connection with any assignment of the Loans or sale or participating interests in the Loans pursuant to this Section 9.13. The provisions of this Section 9.13 applicable solely to assignments of Loans or Commitments by MTI shall not apply to any subsequent assignments by any Assignee of MTI’s Loans or Commitments.

(b) Subject to Section 8.10, from and after the date that the Administrative Agent notifies the assigning Lender and the Borrowers that it has received an executed Assignment and Acceptance and payment of the above-referenced processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance shall have the rights and obligations of a Lender hereunder and under the other Financing Documents, and this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to effect the addition of the Assignee, and any reference to the assigning Lender hereunder or under the other Financing Documents shall thereafter refer to such Lender and to the Assignee to the extent of their respective interests, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Financing Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under the Financing Documents; provided that any Lender that assigns all of its Commitment and Loans hereunder in accordance with Section 9.13(a) shall continue to have the benefit of indemnification provisions under this Agreement (including Sections 2.11, 2.13, 2.14, 9.1 and 9.2), which shall survive as to such assigning Lender.

(c) Promptly after its receipt of notice from the Administrative Agent that it has received an executed Assignment and Acceptance and payment of the processing fee, upon the request of the Assignee, each Borrower shall execute and deliver to the Administrative Agent a new Note evidencing the Assignee’s assigned Commitment and Loans and, upon the request of the assigning Lender, if the assigning Lender has retained a portion of its Loans, each Borrower shall execute and deliver to the Administrative Agent replacement Notes reflecting the Commitment and the principal amount of the Loans retained by the assigning Lender (such Notes to be in exchange for, but not in payment of, the Notes, if any, held by such Lender). The Administrative Agent shall retain any new Notes and replacement Notes received from either Borrower and deliver such Notes to the Assignee and the assigning Lender (as applicable) only upon delivery of the original Note related thereto to the relevant Borrower for cancellation.

(d) Any Lender (the “originating Lender”) may at any time sell to one or more commercial banks or other Persons not Affiliates of either Borrower (a “Participant”) participating interests in any Loans; provided, however, that (i) the originating Lender’s obligations under this Agreement shall remain unchanged, (ii) the originating Lender shall remain solely responsible for the performance of such obligations, (iii) the Borrowers and the Agents shall continue to deal solely and directly with the originating Lender in connection with the originating Lender’s rights and obligations under this Agreement and the other Financing Documents, and (iv) no Lender shall transfer or grant any participating interest under which the Participant shall have rights to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Transaction Document, except to the extent such amendment, consent or waiver would require unanimous consent of the Lenders as described in Section 9.12. In the case of any such participation, the Participant shall not have any rights under this Agreement or any of the other Financing Documents (the Participant’s rights against the originating Lender in respect of such participation to be those set forth in the agreement executed by the originating Lender in favor of the Participant relating thereto) and all amounts payable by either Borrower hereunder shall be determined as if such Lender had not sold such participation. Each Lender that sells a participation shall maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Financing Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Financing Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e) Notwithstanding any other provision contained in this Agreement or any other Transaction Document to the contrary, any Lender may assign all or any portion of the Loans held by it as collateral security to any United States Federal Reserve Bank, the European Central Bank (if such Lender is incorporated in the jurisdiction which is a member of the European Union) or any other federal reserve or central bank in the jurisdiction of such Lender, provided that any payment in respect of such assigned Loans or Notes made by either Borrower to or for the account of the assigning or pledging Lender in accordance with the terms of this Agreement shall satisfy such Borrower’s obligations hereunder in respect of such assigned Loans to the extent of such payment. No such assignment shall release the assigning Lender from its obligations hereunder.

(f) All or any portion of the MTI Tranche Loans may be assigned or transferred to GIEK in connection with any claim made under the GIEK Guarantee Policies.

(g) Since it is in the interest of MTI to exercise its rights to assignment or transfer according to this Section 9.13, each Borrower hereby undertakes to contribute and to cooperate in such process as soon as the conditions for such assignment or transfer to the relevant entity or institution established or appointed by the Norwegian authorities are determined pursuant to the principles set out in Propositions to the Storting 34 S and 42 S (2011-2012) Export Financing.

9.14 Survival. All indemnities set forth herein, including, without limitation, Section 9.2, shall survive the execution and delivery of this Agreement and the Notes, any termination of any Transaction Document and the making and repayment of the Loans. In addition, each representation and warranty made or deemed to be made pursuant hereto shall survive the making of such representation and warranty, and no Lender shall be deemed to have waived, by reason of making any extension of credit, any Default or Event of Default which may arise by reason of such representation or warranty proving to have been false or misleading, notwithstanding that such Lender may have had notice or knowledge or reason to believe that such representation or warranty was false or misleading at the time such extension of credit was made.

9.15 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT, THE NOTES OR ANY OTHER FINANCING DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING HERETO OR THERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE SECURED PARTIES TO ENTER INTO THIS AGREEMENT.

9.16 Right of Set-off. In addition to any rights now or hereafter granted under applicable Law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to either Borrower or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other Indebtedness at any time held or owing by such Lender (including without limitation by branches and agencies of any Lender wherever located), to or for the credit or the account of either Borrower against and on account of the Obligations or liabilities of such Borrower to such Lender under this Agreement or any of the other Financing Documents, including all claims of any nature or description arising out of or connected with this Agreement or any other Financing Document, irrespective of whether such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured.

9.17 Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of any provision in any other jurisdiction.

9.18 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office of such Lender; provided, that neither Borrower shall be responsible for costs arising under Sections 2.9, 2.10, 2.11 or 2.12 resulting from any such transfer to the extent such costs would not otherwise be applicable to such Lender in the absence of such transfer.

9.19 Governing Law; Submission to Jurisdiction.

(a) THIS AGREEMENT AND EACH OF THE OTHER FINANCING DOCUMENTS (UNLESS SUCH DOCUMENT EXPRESSLY STATES OTHERWISE THEREIN) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(b) Each Borrower hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Agreement, any other Financing Document or the transactions contemplated hereby or thereby. Each Borrower hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each Borrower hereby irrevocably appoints Law Debenture (the “Process Agent”), with an office on the date hereof at 400 Madison Avenue, 4th floor, New York, New York 10017, United States of America, as its agent to receive on its behalf and on behalf of its Property, service of copies of the summons and complaint and any other process that may be served in any such action or proceeding. Service upon the Process Agent shall be deemed to be personal service on each Borrower and shall be legal and binding upon each Borrower for all purposes notwithstanding any failure to mail copies of such legal process to either Borrower, or any failure on the part of either Borrower to receive the same. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law or any right to bring legal action or proceedings in any other competent jurisdiction, including judicial or non-judicial foreclosure of real property interests which are part of the Collateral. Each Borrower further agrees that the aforesaid courts of the State of New York and of the United States of America for the Southern District of New York shall have exclusive jurisdiction with respect to any claim or counterclaim of such Borrower based upon the assertion that the rate of interest charged by or under this Agreement or under the other Financing Documents is usurious. To the extent permitted by applicable Law, each Borrower further irrevocably agrees to the service of process of any of the aforementioned courts in any suit, action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, return receipt requested, to such Borrower at the address referenced in Section 9.3, such service to be effective upon the date indicated on the postal receipt returned from the relevant Borrower.

(c) Each Borrower agrees that it will at all times continuously maintain an agent to receive service of process in the State of New York on behalf of itself and its Properties, and, in the event that for any reason the agent mentioned above shall not serve as agent for either Borrower to receive service of process in the State of New York on its behalf, such Borrower shall promptly appoint a successor reasonably satisfactory to the Administrative Agent so to serve, advise the Administrative Agent thereof, and deliver to the Administrative Agent evidence in writing of the successor agent’s acceptance of such appointment. The foregoing provisions constitute, among other things, a special arrangement for service among the parties to this Agreement for the purposes of 28 U.S.C. § 1608.

(d) To the extent either Borrower may, in any action or proceeding arising out of or relating to any of the Financing Documents brought in Brazil, the British Virgin Islands or elsewhere, be entitled under any applicable Law to require or claim that any Secured Party post security for costs or take similar action, each Borrower hereby irrevocably waives and agrees not to claim the benefit of such entitlement to the fullest extent permitted by applicable Law.

9.20 Complete Agreement. THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS REPRESENT THE FINAL AND COMPLETE AGREEMENT OF THE PARTIES HERETO, AND ALL PRIOR NEGOTIATIONS, REPRESENTATIONS, UNDERSTANDINGS, WRITINGS AND STATEMENTS OF ANY NATURE ARE HEREBY SUPERSEDED IN THEIR ENTIRETY BY THE TERMS OF THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS.

9.21 Patriot Act. Each Lender subject to the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “USA Patriot Act”) hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the USA Patriot Act.

9.22 English Language. This Agreement and all other Financing Documents shall be in the English language, except as required by Brazilian law (in which event certified English translations thereof shall be provided by the Borrowers to the Administrative Agent). All documents, certificates, reports or notices to be delivered or communications to be given or made by any party hereto pursuant to the terms of this Agreement or any other Financing Document shall be in the English language or, if originally written in another language, shall be accompanied by an accurate English translation upon which the parties hereto shall have the right to rely for all purposes of this Agreement and the other Financing Documents.

9.23 Parallel Debt.

(a) For the purposes of this Agreement, “Principal Obligations” means all present and future payment obligations and liabilities (whether actual or contingent and whether owed jointly or severally) of each Borrower to the Financing Parties (or any of them) under each or any of the Financing Documents from time to time.

(b) Each Borrower irrevocably and unconditionally undertakes to pay to the Collateral Agent an amount equal to the aggregate of all Principal Obligations due and payable but unpaid (each, a “Parallel Debt”).

(c) The Parallel Debts constitute obligations and liabilities of the relevant Borrower to the Collateral Agent which are separate and independent from, and without prejudice to, the Principal Obligations and the Parallel Debts represent the Collateral Agent’s own independent right to receive payment of the Parallel Debts from the relevant Borrower.

(d) Notwithstanding clause (c) above, if the Collateral Agent receives or recovers any amount in respect of: (i) a Parallel Debt, the relevant Principal Obligations shall decrease by that amount as if that amount was received or recovered directly in payment of said Principal Obligations; and (ii) Principal Obligations, the Parallel Debts shall decrease by that amount by virtue of clause (b) above.

9.24 Disclosure of Information. Each Borrower hereby acknowledges and agrees that GIEK may publish the following information in respect of the GIEK Guarantee Policies after the issuance thereof: (a) the name of each Borrower and its country of residence; (b) the name of the Building Contractor, (c) the model of the Drilling Units (including the type of vessel), (d) the amount guaranteed by the GIEK Guarantee Policies; and (e) the date of issuance of the GIEK Guarantee Policies. Each Borrower acknowledges and agrees that such key information will be published on GIEK’s website.

9.25 Subrogation.

(a) Upon the irrevocable and unconditional payment of all or a portion of the amounts under any of the GIEK Guarantee Policies, GIEK shall automatically, without any notice or formalities of any kind, have the right of subrogation, corresponding to the amounts paid under such GIEK Guarantee Policy, into the rights of MTI under the Financing Documents. Each Borrower waives any right to dispute or delay any subrogation of the rights of MTI under this Agreement to GIEK, and each Borrower undertakes to sign and execute any lawful document reasonably required by GIEK in connection with a subrogation as aforesaid.

(b) If any subrogation rights of GIEK shall have been triggered pursuant to the terms of Section 9.25(a) and all of the MTI Tranche Loans and all amounts outstanding under this Agreement shall have been irrevocably and unconditionally paid to MTI, MTI shall assign and transfer all of its rights under the Financing Documents to GIEK (or whomsoever GIEK chooses to nominate), who shall become a party to the Financing Documents and thereby replace MTI in all respects, and any amounts payable to MTI pursuant to the terms of the Financing Documents as a result of any foreclosure of the Collateral pursuant to the terms thereof shall be payable to GIEK.

*                    *                     *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

Notice Address:	AMARALINA STAR LTD.
Amaralina Star Ltd.
Vanterpool Plaza, 2nd Floor
Wickhams Cay I, Road Town
Tortola, VG1110, British Virgin Islands
Attn: Guilherme Ribeiro Vieira Lima	By:	/s/ David Mattaa Filho
Facsimile: + 55 21 3231-2530		Name: David Mattaa Filho
Telephone: + 55 21 2215-1739		Title: Attorney-in-fact
E-mail: glima@qgog.com.br

with a copy to:

Queiroz Galvão Óleo e Gás S.A.
Av. Presidente Antônio Carlos 51
6th Floor
20020-010
Rio de Janeiro, RJ
Brazil
Attn: Luis Alberto de Carvalho de Castro Andrés
Telephone: + 5521 3231-2507
Facsimile: + 5521 2215-1739
Email: andres@qgog.com.br

Credit Agreement

Notice Address:	LAGUNA STAR LTD.
Laguna Star Ltd.
Vanterpool Plaza, 2nd Floor
Wickhams Cay I, Road Town
Tortola, VG1110, British Virgin Islands
Attn: Guilherme Ribeiro Vieira Lima	By:	/s/ David Mattaa Filho
Facsimile: + 55 21 3231-2530		Name: David Mattaa Filho
Telephone: + 55 21 2215-1739		Title: Attorney-in-fact
E-mail: glima@qgog.com.br

with a copy to:

Queiroz Galvão Óleo e Gás S.A.
Av. Presidente Antônio Carlos 51
6th Floor
20020-010
Rio de Janeiro, RJ
Brazil
Attn: Luis Alberto de Carvalho de Castro Andrés
Telephone: + 5521 3231-2507
Facsimile: + 5521 2215-1739
Email: andres@qgog.com.br

Credit Agreement

Notice Address: The Norwegian Government, represented by the Norwegian Ministry of Trade and Industry C/O Eksportfinans ASA,	THE NORWEGIAN GOVERNMENT, represented by THE NORWEGIAN MINISTRY OF TRADE AND INDUSTRY, as Lender
Dronning Maudsgate 15, P.O. Box 1601 Vika,
N- 0119 Oslo
Loan administration	By:	/s/ Mauricio Teixeira Dos Santos
Facsimile: + 47 22012201	Name:	Mauricio Teixeira Dos Santos
E-mail: loanadm@eksportfinans	Title:	Attorney-in-fact

Credit Agreement

	Notice Address:	BNP PARIBAS S.A., as Joint Lead Arranger

BNP PARIBAS S.A.
CIB Transportation Group – Shipping &
	Offshore Finance	By:	/s/ Mauricio Teixeira Dos Santos
	CAT05B1	Name: Mauricio Teixeira Dos Santos
	16, rue de Hanovre	Title: Attorney-in-fact
75078 Paris Cedex 02
FRANCE
Attn: Sandrine Bergeroo-Campagne /
Sylvain Pagès
Telephone:	+33-1-42-98-78-53 /
+33-1-43-16-81-22
Facsimile:	+33-1-42-98-61-66
Email:
Sandrine.Bergeroo-Campagne@bnpparibas.com
/ Sylvain.Pages@bnpparibas.com

With a copy to:

BNP PARIBAS S.A. TRANSPORTATION GROUP MIDDLE OFFICE
16, rue de Hanovre
75002 Paris
FRANCE
Attn: Luis Sequeira / Nicolas Topet
Telephone:	+33-1-42-98-08-92 /
+33-1-57-43-80-63
Facsimile:	+33-1-42-98-43-55
Email: Luis.Sequeira@bnpparibas.com /
Nicolas.Topet@bnpparibas.com

Credit Agreement

Notice Address:		BNP PARIBAS S.A., as Lender

BNP PARIBAS S.A.
CIB Transportation Group – Shipping & Offshore Finance
CAT05B1		By:	/s/ Mauricio Teixeira Dos Santos
16, rue de Hanovre		Name: Mauricio Teixeira Dos Santos
75078 Paris Cedex 02		Title: Attorney-in-fact
FRANCE
Attn: Sandrine Bergeroo-Campagne /
Sylvain Pagès
Telephone:	+33-1-42-98-78-53 /
+33-1-43-16-81-22
Facsimile:	+33-1-42-98-61-66
Email:
Sandrine.Bergeroo-Campagne@bnpparibas.com /
Sylvain.Pages@bnpparibas.com

With a copy to:

BNP PARIBAS S.A.
TRANSPORTATION GROUP MIDDLE OFFICE
16, rue de Hanovre
75002 Paris
FRANCE
Attn: Luis Sequeira / Nicolas Topet
Telephone:	+33-1-42-98-08-92 /
+33-1-57-43-80-63
Facsimile:	+33-1-42-98-43-55
Email: Luis.Sequeira@bnpparibas.com /
Nicolas.Topet@bnpparibas.com

Credit Agreement

	Notice Address:	CITIGROUP GLOBAL MARKETS INC., as
Joint Lead Arranger
Citigroup Global Markets Inc.
Avenida Paulista, 1.111 - 10º andar
São Paulo, SP, CEP 01311-920
Brazil
	Attn: Gustavo Fontes / Joao Borges	By:	/s/ John Greenwood
Telephone:	+55 11 4009-5652 /		Name: John Greenwood
	+55 11 4009-8176		Title: Director
E-mail: Gustavo.Fontes@citi.com /
Joao.Borges@citi.com

Credit Agreement

Notice Address:	CITIBANK N.A., as Lender

Citibank N.A.
Rua da Assembleia, nº 100 3º andar – Centro
Rio de Janeiro – RJ – Brazil
PO Box 20011 – 000	By:	/s/ Thiago Garna Souza
Attn: Gustavo Fontes / Joao Borges		Name: Thiago Garna Souza
Telephone: +55-21-4009-8184 / +55-21-4009-8176		Title: Attorney-in-fact
Facsimile: +55-11-2122-2069
Email: Gustavo.Fontes@citi.com /
Joao.Borges@citi.com

Credit Agreement

Notice Address:		ING BANK N.V., as Joint Lead Arranger

Operations:

ING Bank N.V. c/o ING Capital LLC		By:	/s/ Mauricio Teixeira Dos Santos
1325 Avenue of the Americas		Name: Mauricio Teixeira Dos Santos
New York, NY 10019		Title: Attorney-in-fact
Attn: Richard Coley / Franklin Christian /
Ermelinda Young
Telephone:	+646-424-8220 / +646-424-8244 /
+646-424-8240
Facsimile:	+646-424-8251 / +646-424-8251 /
+646-424-8251
Email: Richard.Coley@americas.ing.com /
DLNYCLoanAdministration@americas.ing.com/
DLNYCLoanAdministration@americas.ing.com

Credit:

ING Bank N.V. c/o ING Capital LLC
1325 Avenue of the Americas
New York, NY 10019
Attn: Tanja van der Woude / Petra van Woensel
Telephone:	+646-424-8173 / +646-424-6088
Facsimile:	+646-424-6390 / +646-424-6390
Email: Tanja.van.der.Woude@americas.ing.com/
Petra.van.Woensel@americas.ing.com

Credit Agreement

Notice Address:		ING CAPITAL LLC, as Joint Lead Arranger

Operations:

ING Capital LLC
1325 Avenue of the Americas		By:	/s/ Mauricio Teixeira Dos Santos
New York, NY 10019		Name: Mauricio Teixeira Dos Santos
Attn: Richard Coley / Franklin Christian /		Title: Attorney-in-fact
Ermelinda Young
Telephone:	+646-424-8220 / +646-424-8244 /
+646-424-8240
Facsimile:	+646-424-8251 / +646-424-8251 /
+646-424-8251
Email: Richard.Coley@americas.ing.com /
DLNYCLoanAdministration@americas.ing.com/
DLNYCLoanAdministration@americas.ing.com

Credit:

ING Capital LLC
1325 Avenue of the Americas
New York, NY 10019
Attn: Tanja van der Woude / Petra van Woensel
Telephone:	+646-424-8173 / +646-424-6088
Facsimile:	+646-424-6390 / +646-424-6390
Email: Tanja.van.der.Woude@americas.ing.com/
Petra.van.Woensel@americas.ing.com

Credit Agreement

Notice Address:		ING CAPITAL LLC, as Lender

Operations:

ING Capital LLC
1325 Avenue of the Americas		By:	/s/ Mauricio Teixeira Dos Santos
New York, NY 10019		Name: Mauricio Teixeira Dos Santos
Attn: Richard Coley / Franklin Christian /		Title: Attorney-in-fact
Ermelinda Young
Telephone:	+646-424-8220 / +646-424-8244 /
+646-424-8240
Facsimile:	+646-424-8251 / +646-424-8251 /
+646-424-8251
Email: Richard.Coley@americas.ing.com /
DLNYCLoanAdministration@americas.ing.com/
DLNYCLoanAdministration@americas.ing.com

Credit:

ING Capital LLC
1325 Avenue of the Americas
New York, NY 10019
Attn: Tanja van der Woude / Petra van Woensel
Telephone:	+646-424-8173 / +646-424-6088
Facsimile:	+646-424-6390 / +646-424-6390
Email: Tanja.van.der.Woude@americas.ing.com/
Petra.van.Woensel@americas.ing.com

Credit Agreement

Notice Address:		THE BANK OF NOVA SCOTIA,
as Lender
Scotiabank Brasil S/A
Av. Brigadeiro Faria Lima, 2277 – 7° andar
Sao Paulo, SP – 01452-000, Brasil
Attn: Izabel Salvucci
Telephone: +55-11-2202-8179		By:	/s/ Paula J. Czach
Facsimile: +55-11-2202-8222			Name: Paula J. Czach
Email: Izabel.Salvucci@br.scotiabank.com			Title: Managing Director

Scotiabank
711 Louisiana Suite 1400
Houston, TX 77002, USA
Attn: Karina Godinez
Telephone:	+1-713-759-3432
Facsimile:	+1-832-426-6023
Email: Karina.Godinez@scotiabank.com

Credit Agreement

Notice Address:	THE BANK OF TOKYO-MITSUBISHI
UFJ, Ltd., as Lender
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Headquarters for the Americas
1251 Avenue of the Americas
New York, NY 1002-1104
Attn: Billy Tracy	By:	/s/ Kentaro Aoyama
Telephone: +212-782-5854		Name: Kentaro Aoyama
Email: Btracy@us.mufg.jp		Title: Gerente Senior

Credit Agreement

Notice Address:	HSBC BANK USA, N.A., as Lender

HSBC Bank USA, N.A.
452 Fifth Avenue
New York, NY 10018
Attn: Tatiana Preta / Scott Regan	By:	/s/ Christopher J. Heusler
Telephone: +212-525-5282		Name: Christopher J. Heusler
Facsimile: +212-525-6090		Title: Managing Director Head of Multinationals #7222
Email: Tatiana.M.Preta@us.hsbc.com /
Scott.Regan@us.hsbc.com

Credit Agreement

Notice Address:	KfW IPEX – BANK GmbH, as Lender

Credit and Documentation Matters:

KfW IPEX – Bank GmbH
Palmengartenstrasse 5-9	By:	Joaquin Jose Auetuni De Oliveria
D-60325 Frankfurt, Germany		Name: Joaquin Jose Aletori De Oliveria
Attn: Mareike Hildebrand		Title: Attorney-in-fact
Ship Financing / X2a3
Telephone: +49-69-7431-8861
Facsimile: +49-69-7431-3768
Email: AnneMareike.Hildebrand@kfw.de

Operational Matters:

KfW IPEX – Bank GmbH
Palmengartenstrasse 5-9
D-60325 Frankfurt, Germany
Attn: Anja Demisch
Credit Operations / X3e2
Telephone: +49-69-7431-3621
Facsimile: +49-69-7431-9413
Facsimile Central: +0049-69-7431-2944
Email: Anja.Demisch@kfw.de

Credit Agreement

Notice Address:	NORDEA BANK FINLAND Plc,
LONDON BRANCH, as Lender
Nordea Bank Finland Plc, London Branch
8th Floor City Place House
55 Basinghall Street
London EC2V 5NB
Attn: Andrew Searle / Glenn Johnson	By:	/s/ Mauricio Teixeira Dos Santos
Telephone: +44-207-726-9107 / +44-207-726-9247	Name: Mauricio Teixeira Dos Santos
Facsimile: +44-207-726-9102	Title: Attorney-in-fact
Email: Andrew.Searle@nordea.com /
Glenn.Johnson@nordea.com

Credit Agreement

Notice Address:		HSBC BANK USA, N.A.,
as Administrative Agent
HSBC Bank USA, N.A.
452 Fifth Avenue
New York, NY 10018
Attn: Deirdra Ross
Telephone:	+212-525-1398	By:	/s/ Deirdra N. Ross
Facsimile:	+212-525-1300		Name: Deirdra N. Ross
Email: Deirdra.Ross@us.hsbc.com			Title: Vice President

		By:	/s/ Joseph A. Lloret
Name: Joseph A. Lloret
Title: Vice President

Credit Agreement

Notice Address:		HSBC BANK USA, N.A.,
as Collateral Agent
HSBC Bank USA, N.A.
452 Fifth Avenue
New York, NY 10018		By:	/s/ Deirdra N. Ross
Attn: Deirdra Ross			Name: Deirdra N. Ross
Telephone:	+212-525-1398		Title: Vice President
Facsimile:	+212-525-1300
Email: Deirdra.Ross@us.hsbc.com

		By:	/s/ Joseph A. Lloret
Name: Joseph A. Lloret
Title: Vice President

Credit Agreement

APPENDIX A

to

Credit Agreement

DEFINED TERMS AND RULES OF INTERPRETATION

1. Defined Terms.

“Acceptance Tests” shall mean, collectively, the acceptance tests under the Building Contracts, including the sea trials provided under Article VI of the Building Contracts and under the specifications of each of the Building Contracts.

“Accounts Agreement” shall mean the Collateral and Accounts Agreement entered into or to be entered into among the Borrowers, the Bareboat Charterers, the Administrative Agent, the Offshore Accounts Bank and the Collateral Agent.

“Additional Material Project Document” shall mean an Additional Project Document involving an amount of ten million Dollars ($10,000,000) or more.

“Additional Project Document” shall mean any contract or agreement relating to the development, construction, testing, operation, maintenance, repair, financing or use of either Drilling Unit entered into by relevant Borrower, Bareboat Charterer or Operator with any other Person subsequent to the date hereof (including any contract(s) or agreement(s) entered into in substitution for any Project Document that has been terminated in accordance with its terms or otherwise).

“Administrative Agent” shall mean HSBC Bank USA, National Association, acting in its capacity as agent for the Lenders pursuant to this Agreement, and shall include any successor Administrative Agent appointed pursuant to Section 8.9.

“Affected Property” shall mean, with respect to any Event of Loss (other than a Drilling Unit Loss Event), the Property of the relevant Borrower lost, destroyed, damaged, condemned (including, without limitation, through a Taking) or otherwise taken as a result of such Event of Loss.

“Affiliate” shall mean, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such specified Person. As used herein, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Equity Interests, by contract or otherwise.

“Agent-Related Persons” shall mean the Administrative Agent and any successor Administrative Agent appointed pursuant to Section 8.9, together with their respective officers, directors, employees, representatives, attorneys, agents and Affiliates.

“Agents” shall mean, collectively, the Administrative Agent, the Collateral Agent and the Offshore Accounts Bank.

Appendix A

“Agreement” shall have the meaning provided in the preamble.

“Alperton” shall mean Alperton Capital Ltd., a company limited by shares organized and existing under the laws of the British Virgin Islands.

“Amaralina Star Assignment” shall mean the assignment by Alperton in favor of the Sponsor of (a) all of Alperton’s rights to receive dividends and any other payments of moneys whatsoever payable to it by Amaralina Star Ltd. and (b) all Alperton’s receivables (whether principal or interest) under any loans made by Alperton to Amaralina Star Ltd., as set forth in Section 6.3 of the Amaralina Star Delba Carried Loan Agreement.

“Amaralina Star Bank Tranche Availability Period” shall mean the period commencing on the Closing Date and ending on the earliest to occur of (i) the full utilization of the Amaralina Star Bank Tranche Commitments, (ii) May 30, 2013, (iii) the date that is thirty (30) days prior to the First Repayment Date with respect to the Amaralina Star Bank Tranche Loans and (iv) the termination of the Total Commitment pursuant to the provisions of this Agreement; provided that, subject to the consent of the Amaralina Star Bank Tranche Lenders, Amaralina Star Ltd. may request a reasonable extension of the Amaralina Star Availability Period (until no later than the date that is three (3) months after the original expiration date of the Amaralina Star Bank Tranche Availability Period) due to unexpected delays in utilizing the Amaralina Star Bank Tranche Commitments of the Amaralina Star Bank Tranche Lenders by requesting such extension not later than three (3) months before the expiration of the Amaralina Star Bank Tranche Availability Period; provided further that the Amaralina Star Bank Tranche Lenders shall only consent to any extension of the Amaralina Star Bank Tranche Availability Period if (x) Amaralina Star Ltd. requests an equal extension of the Amaralina Star MTI Availability Period and (y) MTI consents to such extension pursuant to the terms of the Credit Agreement.

“Amaralina Star Bank Tranche Commitment” shall mean, as to any Amaralina Star Bank Tranche Lender, the amount set forth opposite such Amaralina Star Bank Tranche Lender’s name in the column entitled “Amaralina Star Bank Tranche Commitment” in Annex I hereto, provided that such amount shall be deemed increased or decreased, as the case may be, pro rata in accordance with any increase or decrease pursuant to Section 2.1(h) of the amount set forth in Section 2.1(f).

“Amaralina Star Bank Tranche Commitment Fee” shall have the meaning set forth in Section 6.7(a).

“Amaralina Star Bank Tranche Eligible IDC” shall mean interest accruing on the Amaralina Star Bank Tranche Loans during the Amaralina Star Bank Tranche Availability Period.

“Amaralina Star Bank Tranche Lender” shall mean each Lender with an Amaralina Star Bank Tranche Commitment as set forth on Annex I hereto.

“Amaralina Star Bank Tranche Gross Balloon Amount” shall mean the amount of the installment of principal due on the Maturity Date with respect to the Amaralina Star Bank Tranche Loans as described opposite the line entitled “Balloon Payment” in Appendix B-1 and as the same may be reduced from time to time as a result of any payments pursuant to Section 6.2 or Section 6.3.

Appendix A

“Amaralina Star Bank Tranche Loans” shall have the meaning provided in Section 2.1(a).

“Amaralina Star Bank Tranche Net Balloon Amount” shall mean, on any date of verification, an amount equal to the Amaralina Star Bank Tranche Gross Balloon Amount less all amounts on deposit in the Amaralina Star Offshore Debt Service Reserve Account and in the other Amaralina Star Offshore Project Accounts on such date, which, pursuant to the terms of the Financing Documents, must be applied to the payment of principal on the Amaralina Star Bank Tranche Loans.

“Amaralina Star Bank Tranche Unutilized Commitment” shall mean, for each Amaralina Star Bank Tranche Lender, at any time, the Amaralina Star Bank Tranche Commitment of such Amaralina Star Bank Tranche Lender at such time less the aggregate outstanding principal amount of all Amaralina Star Bank Tranche Loans made by such Amaralina Star Bank Tranche Lender.

“Amaralina Star Bareboat Charter Agreement” shall mean the Bareboat Charter Agreement entered into on February 1, 2012 between Palase and Amaralina Star Ltd.

“Amaralina Star Building Contract” shall mean the Amended and Restated Contract for the Construction and Sale of one (1) dynamically positioned ultra deepwater Drilling Unit, dated October 25, 2010, between Amaralina Star Ltd. and the Building Contractor.

“Amaralina Star Capex Budget” shall mean the portion of the Capex Budget relating to the Amaralina Star Drilling Unit.

“Amaralina Star Charter Agreement” shall mean the Charter Agreement dated July 25, 2008 (as amended by the first and second amendments thereto on October 7, 2010 and by the third amendment thereto on December 2, 2011), among Palase and Petrobras, as parties, and Tarsus, as intervening party.

“Amaralina Star Commercial Operation Date” shall mean the Commercial Operation Date with respect to the Amaralina Star Drilling Unit.

“Amaralina Star Delba Carried Loan Agreement” shall mean the Loan Agreement dated November 22, 2010, between the Sponsor, Alperton, Comercial Perfuradora Delba Baiana Ltda. and Interoil Representação Ltda. providing for the making of loans by the Sponsor to Alperton in order to allow Alperton to provide loans to Amaralina Star Ltd. to fund Amaralina Star Project Costs as provided therein.

“Amaralina Star Delivery Date Loans” shall mean the Amaralina Star Term Loans made, or to be made, to finance the installment of the Contract Price falling due on the Amaralina Star Shipyard Delivery Date.

Appendix A

“Amaralina Star Drilling Unit” shall mean the dynamically positioned ultra deepwater Drilling Unit, designed to drill wells and operate in up to 10,000 ft water depths, to be purchased by Amaralina Star Ltd. under the Amaralina Star Building Contract, together with all equipment, parts and spare parts relevant to the operation of the Amaralina Star Drilling Unit and other assets attached to the Amaralina Star Drilling Unit.

“Amaralina Star Equity Support Guaranty” shall mean the Equity Support Guaranty Agreement entered into or to be entered into between the Sponsor and the Collateral Agent in respect of Equity Contributions to be made to Amaralina Star Ltd. pursuant to the terms thereof.

“Amaralina Star Existing Share Charge” shall mean the share charge with respect to the shares of Amaralina Star Ltd. dated as of November 22, 2010 (as amended, supplemented or modified from time to time) entered into between Alperton and the Sponsor.

“Amaralina Star Eligible Norwegian Contract Expenditures Amount” shall mean, with respect to the Amaralina Star Project, all expenditures paid or to be paid under the terms of the Eligible Norwegian Contracts.

“Amaralina Star First Priority Share Pledge Agreements” shall mean (i) the share charge with respect to the shares of Amaralina Star Ltd. entered into or to be entered into between the Sponsor and the Collateral Agent and (ii) the share charge with respect to the shares of Amaralina Star Ltd. entered into or to be entered into between Alperton and the Collateral Agent.

“Amaralina Star GIEK Commitment Fee” shall have the meaning set forth in Section 6.7(c).

“Amaralina Star Head Services Agreement” shall mean the Head Services Agreement dated as of June 29, 2010, between the Sponsor and Amaralina Star Ltd.

“Amaralina Star Intercompany Loan Agreements” shall mean (i) the Loan Agreement, dated as of November 22, 2010 (as amended by a first and second amendments dated April 7, 2011, a third amendment dated June 27, 2011, a fourth amendment dated September 26, 2011, a fifth amendment dated December 30, 2011, and as further amended, supplemented or modified from time to time) between Amaralina Star Ltd. and the Sponsor and (ii) the Loan Agreement, dated as of November 22, 2010 (as amended by a first and second amendments dated April 7, 2011, a third amendment dated June 27, 2011, a fourth amendment dated September 26, 2011, a fifth amendment dated December 30, 2011, and as further amended, supplemented or modified from time to time), between Amaralina Star Ltd. and Alperton.

“Amaralina Star Management Agreement” shall mean the Management Agreement dated as of June 29, 2010, between Constellation Services Ltd. and Amaralina Star Ltd.

“Amaralina Star Mortgage” shall mean the Panamanian law mortgage to be entered into between Amaralina Star Ltd. and the Collateral Agent with respect to the Amaralina Star Drilling Unit.

Appendix A

“Amaralina Star MTI Tranche Availability Period” shall mean the period commencing on the Closing Date, and ending on the earliest to occur of (i) the full utilization of the Amaralina Star MTI Tranche Commitment, (ii) May 30, 2013, (iii) the date that is thirty (30) days prior to the First Repayment Date with respect to the Amaralina Star MTI Tranche Loans and (iv) the termination of the Total Commitment pursuant to the provisions of this Agreement; provided that, subject to the consent of MTI, Amaralina Star Ltd. may request a reasonable extension of the Amaralina Star MTI Tranche Availability Period (until no later than the date that is three (3) months after the original expiration date of the Amaralina Star MTI Tranche Availability Period) due to unexpected delays in utilizing the Amaralina Star MTI Tranche Commitment of MTI by requesting such extension not less than three (3) months before the expiration of the Amaralina Star MTI Tranche Availability Period; provided further that MTI shall only consent to any extension of the Amaralina Star MTI Tranche Availability Period if (x) Amaralina Star Ltd. requests an equal extension of the Amaralina Star Bank Tranche Availability Period and (y) the Amaralina Star Bank Tranche Lenders consent to such extension pursuant to the terms of the Credit Agreement.

“Amaralina Star MTI Tranche Commitment” shall mean the amount set forth opposite MTI’s name in the column entitled “Amaralina Star MTI Tranche Commitment” in Annex I hereto; provided that such amount shall be deemed increased or decreased, as the case may be, in accordance with any increase or decrease pursuant to Section 2.1(i) of the amount set forth in Section 2.1(g); provided further that such amount shall not exceed an amount equal to the sum of (i) 80% of the Amaralina Star Eligible Norwegian Contract Expenditures Amount, (ii) Amaralina Star MTI Tranche Eligible IDC and (iii) the aggregate amount of GIEK Premium payable in respect of the GIEK Guarantee Policy relating to the Amaralina Star MTI Tranche Loans.

“Amaralina Star MTI Tranche Eligible IDC” shall mean interest accruing on the Amaralina Star MTI Tranche Loans during the Amaralina Star MTI Tranche Availability Period.

“Amaralina Star MTI Tranche Fixed Margin Period” shall have the meaning provided in Section 2.7(a)(i)(x)(A).

“Amaralina Star MTI Tranche Loans” shall have the meaning provided in Section 2.1(b).

“Amaralina Star MTI Tranche Unutilized Commitment” shall mean, at any time, the Amaralina Star MTI Tranche Commitment at such time less the aggregate outstanding principal amount of all Amaralina Star MTI Tranche Loans.

“Amaralina Star Offshore Construction and Penalty Account” shall have the meaning provided in the Accounts Agreement.

“Amaralina Star Offshore Debt Service Reserve Account” shall have the meaning provided in the Accounts Agreement.

“Amaralina Star Offshore Distribution Account” shall have the meaning provided in the Accounts Agreement.

Appendix A

“Amaralina Star Offshore Distribution Holding Account” shall have the meaning provided in the Accounts Agreement.

“Amaralina Star Offshore Loss Proceeds and Compensation Account” shall have the meaning provided in the Accounts Agreement.

“Amaralina Star Offshore Project Accounts” shall have the meaning provided in the Accounts Agreement.

“Amaralina Star Operator” shall mean Tarsus.

“Amaralina Star Petrobras Acknowledgment” shall mean a letter relating to the Amaralina Star Charter Agreement and the Amaralina Star Services Agreement with customary terms and conditions, pursuant to which Petrobras will state that it will consider and will not unreasonably withhold its authorization for the replacement of the Amaralina Star Operator under the Amaralina Star Services Agreement, upon the request of the Collateral Agent pursuant to the terms of the Undertaking Agreement, by an Operator Assignee (as defined in the Undertaking Agreement) that satisfies certain conditions established by Petrobras set forth in such letter.

“Amaralina Star Petrobras Consent” shall mean a letter with customary terms and conditions from Petrobras relating to the Amaralina Star Charter Agreement pursuant to which Petrobras will authorize the Bareboat Charterer that is a party to the Amaralina Star Charter Agreement to assign all receivables thereunder to the Collateral Agent for the benefit of the Lenders.

“Amaralina Star Project” shall mean the construction, chartering and operation of the Amaralina Star Drilling Unit.

“Amaralina Star Project Costs” shall mean (i) all costs and expenses reasonably and necessarily incurred or to be incurred by Amaralina Star Ltd. or the Amaralina Star Operator to finance and complete the Amaralina Star Project and achieve the Project Completion Date with respect to the Amaralina Star Drilling Unit (and complete all Punch List items in respect of the Amaralina Star Project) in the manner contemplated by the relevant Transaction Documents, including all reasonable and necessary costs and expenses incurred in connection with the negotiation and preparation of the relevant Transaction Documents and the formation of Amaralina Star Ltd., all fees and premiums payable in respect of the Amaralina Star Term Loans (including the GIEK Premium (to the extent payable during the Amaralina Star Bank Tranche Availability Period)) and all other reasonable and necessary expenses required for the financing, development, design, construction, equipment procurement, installation, transportation, start-up and initial operation of the Amaralina Star Project (including, without limitation, the termination value and any breakage costs payable in connection with any Pre-Hedging Agreements to which Amaralina Star Ltd. is party); (ii) all Interest Expenses and Operation and Maintenance Expenses incurred during the construction, installation and start-up of Amaralina Star Drilling Unit; (iii) subject to the terms of this Agreement, repayment of amounts payable and payment of interest under the Amaralina Star Intercompany Loan Agreements; and (iv) all fees and penalties payable under the Amaralina Star Charter Agreement. Amaralina Star Project Costs may include (x) the

Appendix A

reimbursement of the Sponsor or the Amaralina Star Operator for Amaralina Star Project Costs incurred and paid by any of such Persons (provided that the Independent Engineer and the Administrative Agent shall have approved such Project Costs incurred prior to the first Disbursement), (y) payments by Amaralina Star Ltd. required under the Amaralina Star Building Contract and (z) payments not to exceed three million seventeen thousand eight hundred Dollars ($3,017,800) by Palase under the Amaralina Star Charter Agreement for penalties in the event the Commercial Operation Date for the Amaralina Star Drilling Unit occurs after May 30, 2012 (or any other later date that may be agreed with Petrobras). Project Costs shall not include (a) payments of principal of any Indebtedness, other than, subject to the terms of this Agreement, repayment of amounts payable and payment of interest under the Amaralina Star Intercompany Loan Agreements, or (b) any payments of any kind to Amaralina Star Ltd. or any Affiliate thereof, other than as expressly contemplated by the Transaction Documents and payments in respect of the reimbursement of Amaralina Star Project Costs expressly permitted above.

“Amaralina Star Project Documents” shall mean, collectively, the following documents:

(i) the Amaralina Star Building Contract;

(ii) the Amaralina Star Charter Agreement;

(iii) the Amaralina Star Bareboat Charter Agreement;

(iv) the Amaralina Star Services Agreement;

(v) the Amaralina Star Management Agreement;

(vi) the Amaralina Star Head Services Agreement;

(vii) the Additional Material Project Documents;

(viii) the Amaralina Star Shareholders’ Agreement; and

(ix) the Amaralina Star Refund Guarantee.

“Amaralina Star Refund Guarantee” shall mean the Letter of Refundment Guarantee No. M0902-010-LG-00210 dated October 28, 2010 issued by KEXIM in favor of Amaralina Star Ltd.

“Amaralina Star Scheduled Bank Tranche Principal Payments” shall mean the Scheduled Bank Tranche Principal Payments with respect to the Amaralina Star Bank Tranche Loans.

“Amaralina Star Scheduled MTI Tranche Principal Payments” shall mean the Scheduled MTI Tranche Principal Payments with respect to the Amaralina Star MTI Tranche Loans.

Appendix A

“Amaralina Star Second Priority Mortgage” shall mean the second priority Panamian law mortgage to be entered into between Amaralina Star Ltd. and the Sponsor with respect to the Amaralina Star Drilling Unit in the form attached to the Subordination and Assignment Agreement.

“Amaralina Star Second Priority Share Pledge Agreement” shall mean the charge over Alperton’s shares in Amaralina Star Ltd. to be entered into among the Sponsor, Alperton and Amaralina Star Ltd. in the form attached to the Subordination and Assignment Agreement.

“Amaralina Star Services Agreement” shall mean the Services Agreement dated July 25, 2008 (as amended by the first and second amendments thereto on October 7, 2010 and by the third amendment thereto on December 2, 2011), among the Amaralina Star Operator and Petrobras, as parties, and Palase, as intervening party.

“Amaralina Star Shareholders’ Agreement” means the Shareholders’ Agreement among the Sponsor, Alperton, Comercial Perfuradora Delba Baiana Ltda., Interoil Representação Ltda. and Amaralina Star Ltd. dated June 24, 2010 (as amended by the First Amendment to the Shareholders’ Agreement dated September 10, 2010, the Second Amendment to the Shareholders’ Agreement dated September 28, 2010 and the Third Amendment to the Shareholders’ Agreement dated November 10, 2011), with respect to the Sponsor’s and Alperton’s Equity Interests in Amaralina Star Ltd.

“Amaralina Star Shipyard Delivery Date” shall mean the date of delivery of the Amaralina Star Drilling Unit to Amaralina Star Ltd. pursuant to and in accordance with Article VII of the Amaralina Star Building Contract.

“Amaralina Star Term Loan Commitments” shall mean the Amaralina Star Bank Tranche Commitments and the Amaralina Star MTI Tranche Commitments.

“Amaralina Star Term Loans” shall mean the Amaralina Star Bank Tranche Loans and the Amaralina Star MTI Tranche Loans.

“Amaralina Star Term Loan Gross Balloon Amount” shall mean an amount equal to the sum of (i) the Amaralina Star Bank Tranche Gross Balloon Amount and (ii) the outstanding principal amount of the MTI Tranche Loans to be prepaid by Amaralina Star Ltd. on the Maturity Date for the Amaralina Star Bank Tranche Loans pursuant to Section 6.4, together with interest accrued thereon and all amounts required to be paid on such date pursuant to Section 6.4.

“Amaralina Star Term Loans Net Balloon Amount” shall mean, on any date of verification, an amount equal to the Amaralina Star Term Loan Gross Balloon Amount less (i) all amounts on deposit in the Amaralina Star Offshore Debt Service Reserve Account on such date and (ii) all amounts on deposit in the other Amaralina Star Offshore Project Accounts, that, pursuant to the terms of the Financing Documents must be applied to the payment of principal on the Amaralina Star Term Loans.

“Applicable Lending Office” shall mean, for each Lender, the “Lending Office” of such Lender (or of an Affiliate thereof) designated in Annex II or such other office of such

Appendix A

Lender (or of an Affiliate thereof) as such Lender may from time to time specify to the Administrative Agent and the Borrowers by written notice in accordance with the terms hereof as the office by which its Loans are to be made and maintained.

“Applicable Margin” shall mean, (i) as to the Bank Tranche Loans, 275 basis points (2.75%) per annum, excluding any premiums payable under this Agreement in respect of Bank Tranche Loans and (ii) as to the MTI Tranche Loans, subject to Section 2.7(a)(i), 135 basis points (1.35%) per annum, excluding any premiums payable under this Agreement in respect of MTI Tranche Loans.

“Appraisal” shall mean an “as built” written appraisal by an Independent Appraiser of the fair market sales value of the Drilling Units, plus, without duplication, to the extent not reflected in such fair market sales value, the present value of the future payments to be made under the Charter Agreements or any existing charters or contracts in respect of the Drilling Units (assuming continuing operation of the Drilling Units consistent with historical operations of the Drilling Units in terms of full operation, downtime, wait time, bad weather and other similar conditions, as determined on the basis of historical operating reports delivered by Petrobras or any other charterer), which present value shall be determined using a discount rate equal to the then-applicable interest rates on the Loans.

“Appraised Value” shall mean, with respect to either Drilling Unit, on any determination date, the appraised value of such Drilling Unit as determined by the Appraisal of the Independent Appraiser.

“Assignee” shall have the meaning provided in Section 9.13(a).

“Assignment and Acceptance” shall have the meaning provided in Section 9.13(a).

“Assignment of Insurances” shall mean the Assignment of Insurances entered into or to be entered into among the Borrowers, the Sponsor, the Operators and the Collateral Agent.

“Attorney Costs” shall mean all fees, out-of-pocket and office expenses and disbursements of any law firm or other external counsel, which, unless such fees, expenses and disbursements are incurred in connection with the enforcement or attempted enforcement of this Agreement or any other Transaction Document, shall be reasonable and duly evidenced.

“Authorized Officer” shall mean (i) with respect to any Person that is a corporation or a limited liability company, the Chairman, President, any Vice President, Secretary, Treasurer, Treasury Coordinator or Financial Manager of such Person and (ii) with respect to any Person that is a partnership, the President, any Vice President, Secretary (or Assistant Secretary), Treasurer, Treasury Coordinator or Financial Manager of a general partner or managing partner of such Person, in each case whose name appears on a certificate of incumbency of such Person delivered in accordance with the terms hereof, as such certificate may be amended from time to time.

“Balloon Payment Obligation” means the obligation of each Borrower under this Agreement to pay the Amaralina Star Term Loan Gross Balloon Amount or the Laguna Star Term Loan Gross Balloon Amount, as the case may be, as the same may be reduced from time to time as a result of prepayments pursuant to the terms and conditions of this Agreement.

Appendix A

“Bank Tranche Lender” shall mean an Amaralina Star Bank Tranche Lender or a Laguna Star Bank Tranche Lender.

“Bank Tranche Loans” shall mean the Amaralina Star Bank Tranche Loans and the Laguna Star Bank Tranche Loans.

“Bank Tranche Note” shall have the meaning set forth in Section 2.6(b).

“Bankruptcy Code” shall mean the United States Federal Bankruptcy Code of 1978.

“Bankruptcy Law” shall mean the Bankruptcy Code and any other Law of any jurisdiction relating to bankruptcy, insolvency, liquidation, reorganization, moratorium, winding-up or composition or readjustment of debts or any similar Law.

“Bareboat Charter Agreements” shall mean, collectively, the Amaralina Star Bareboat Charter Agreement and the Laguna Star Bareboat Charter Agreement.

“Bareboat Charterers” shall mean, collectively, Palase and Podocarpus.

“Base Case Projections” shall mean a projection of operating results for the Project over a period ending no sooner than the last Maturity Date for the Loans, showing the Borrower’s reasonable good faith estimates, as of the Closing Date, of revenue, operating expenses, the Debt Service Coverage Ratios required under Section 3.1(m), and sources and uses of revenues over the forecast period.

“Borrower” shall have the meaning provided in the preamble.

“Borrower Completion Certificates” shall mean the certificates, each substantially in the form of Exhibit D-1, dated the Project Completion Date, duly completed and signed by an Authorized Officer of each Borrower.

“Borrowing” shall mean the borrowing of Loans from the Lenders on a given date.

“Brazil” shall mean the Federative Republic of Brazil.

“Break Cost for LIBOR” means the amount (if any) determined by any Lender by which:

(i) the net present value of the interest excluding the Applicable Margin which such Lender should have received for the period from the date of receipt of any Loans or part thereof and/or any Unpaid Sum to the Interest Payment Date in respect of the relevant Interest Period for such Loans or part thereof or such Unpaid Sum had such Loans or part thereof or such Unpaid Sum been paid on such Interest Payment Date;

Appendix A

exceeds

(ii) the net present value of the amount such Lender would be able to obtain by placing an amount equal to such Loans or part thereof or such Unpaid Sum with a leading bank in the Relevant Interbank Market for the period starting on the Business Day following receipt or recovery and ending on the relevant Interest Payment Date.

“Building Contracts” shall mean, collectively the Amaralina Star Building Contract and the Laguna Star Building Contract.

“Building Contractor” shall mean Samsung Heavy Industries Co., Ltd., a company organized and existing under the laws of the Republic of Korea.

“Business Day” shall mean:

(i) (for the purposes of determining LIBOR) a day on which dealings in Dollar deposits are carried on in the London interbank market and on which banks are generally open for domestic and foreign exchange business in London and Paris (unless market practice differs in the London interbank market, in which case the quotation day for purposes of determining LIBOR will be determined by the Administrative Agent in accordance with market practice in the London interbank market (and if quotations would normally be given by leading banks in the London interbank market on more than one day, the quotation day will be the last of those days); and

(ii) (for all other purposes) a day (other than a Saturday or Sunday) on which banks are open for domestic and foreign exchange business in the British Virgin Islands, New York City, Rio de Janeiro, São Paulo, London, Amsterdam, Paris, Oslo and, solely for the purposes of Section 2.2, Frankfurt.

“Calculation Date” shall mean each date, occurring no less than twelve (12) months after the Initial Commercial Operation Date, that is the last day of each of March, June, September and December in each year.

“Calculation Period” shall mean, with respect to the Calculation Date, the twelve (12) month period ending on the Interest Payment Date occurring on or immediately after such Calculation Date.

“Capex Budget” shall mean, with respect to each Drilling Unit, the budget dated the Closing Date, prepared and certified as such by an Authorized Officer of the Borrower that is the owner of such Drilling Unit and confirmed by the Independent Engineer, of all Project Costs with respect to such Drilling Unit, theretofore incurred and thereafter expected to be incurred by such Borrower on or prior to the Project Completion Date, as the same may be amended from time to time in accordance with Section 5.20(b).

“Capital Adequacy Regulation” shall mean any guideline, request or directive of any central bank or other Governmental Authority, or any other Law, whether or not having the force of law, in each case, regarding capital adequacy or liquidity of any bank or of any corporation controlling a bank.

Appendix A

“Capital Lease Obligations” shall mean, for any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal Property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with IFRS.

“Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations and/or rights in or other equivalents (however designated, whether voting or nonvoting, ordinary or preferred) in the equity or capital of such Person, now or hereafter outstanding, and any and all rights, warrants or options exchangeable for or convertible into any thereof.

“Cash Sweep Obligation” shall have the meaning provided in Section 6.3(e).

“Change of Control” shall mean, at any time: (a) the Queiroz Galvão Family ceasing to (i) hold, directly or indirectly, legal and beneficial ownership of a majority of the voting rights in each of the Borrowers, the Bareboat Charterers, the Operators, QGOG and the Sponsor or (ii) possess, directly or indirectly, the power to (x) direct or cause the direction of the management and policies of each of the Borrowers, the Bareboat Charterers, the Operators, QGOG and the Sponsor or (y) appoint or remove the majority of the directors or other equivalent officers of each of the Borrowers, the Bareboat Charterers, the Operators, QGOG and the Sponsor; or (b) the Sponsor ceasing to own, directly, legal and beneficial ownership of at least 55% of the Equity Interests in each of the Borrowers; or (c) Amaralina Star Ltd. ceasing to (i) own, directly, legal and beneficial ownership of 99% of the Equity Interests in Tarsus, or (ii) possess, directly, the power to (x) direct or cause the direction of the management and policies of Tarsus or (y) appoint or remove the majority of the directors or other equivalent officers of Tarsus; or (d) Laguna Star Ltd. ceasing to (i) own, directly, legal and beneficial ownership of 99% of the Equity Interests in Manisa, or (ii) possess, directly, the power to (x) direct or cause the direction of the management and policies of Manisa or (y) appoint or remove the majority of the directors or other equivalent officers of Manisa; provided that, if either of Tarsus or Manisa assigns all of its rights, title and interest in, to and under the Project Documents and the Financing Documents to which it is a party to QGOG in compliance with Section 5.25(a) and Section 5.25(c), this definition shall not apply to Tarsus or Manisa, as the case may be, as of the effective date of such assignment; provided further that, to the extent and for so long as, after giving effect to such assignment, Tarsus or Manisa, as the case may be, remains (A) as a party to any Project Document or (B) jointly and severally liable for the obligations of QGOG under any Project Document, this definition shall continue to apply to Tarsus or Manisa, as the case may be.

“Change Order” shall mean any adjustment or modification to the terms of each Building Contract requested pursuant to Article V of such Building Contract.

“Charter Agreements” shall mean, collectively, the Amaralina Star Charter Agreement and the Laguna Star Charter Agreement.

Appendix A

“Closing Date” shall mean the date upon which the conditions precedent set forth in Sections 3.1 and 3.2 (in so far as such conditions precedent are applicable to the initial Loans) have been satisfied (or waived by the Lenders).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time. Section references to the Code are to the Code as in effect at the date hereof and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” shall mean all Property that, in accordance with the terms of the Security Documents, is intended to be subject to any Lien in favor of the Secured Parties.

“Collateral Agent” shall mean HSBC Bank USA, National Association, a national banking association organized under the laws of the United States of America, acting in its capacity as Collateral Agent for the Secured Parties pursuant to the Accounts Agreement, and shall include any successor Collateral Agent appointed pursuant to the Accounts Agreement.

“Combined Debt Service Coverage Ratio” shall mean, for any period, the ratio of (a) combined Net Revenue of the Borrowers for such period to (b) combined Debt Service of the Borrowers for such period.

“Combined Exposure” shall mean, as of any date of calculation, the sum (calculated without duplication) of the following, to the extent the same is held by any Lender: (i) the aggregate outstanding principal amount of the Loans, plus (ii) the aggregate amount of all available undrawn financing commitments in respect of the Loans. For the avoidance of doubt, a Lender shall not be required to vote its Combined Exposure with respect to one tranche of Loans held by such Lender in a manner consistent with its vote with respect to any other tranche of Loans held by such Lender.

“Commercial Operation Date” shall mean, with respect to a Drilling Unit, the date on which the term of each of the Charter Agreement and the Services Agreement applicable to such Drilling Unit starts (Início do Contrato), in accordance with Clause 2.2.1 of each of such Charter Agreement and such Services Agreement.

“Commitment” shall mean each of the Amaralina Star Bank Tranche Commitment, Laguna Star Bank Tranche Commitment, Amaralina Star MTI Tranche Commitment and Laguna Star MTI Tranche Commitment.

“Consent Agreement” shall mean (i) with respect to any Project Participant (other than a party to an Additional Material Project Document and a Replacement Project Participant), an agreement, with customary terms and conditions, entered into or to be entered into with such Project Participant relating to its consent to the assignment of its respective Project Document for the benefit of the Secured Parties, including, without limitation, the Petrobras Acknowledgments and the Petrobras Consents and (ii) with respect to each party (other than the Borrowers) to an Additional Material Project Document and each Replacement Project Participant (other than QGOG in connection with any assignment effected by Tarsus or Manisa pursuant to the terms of Sections 5.25(a)(ii) and 5.25(c)), an Acknowledgment and Consent Agreement between such Person and the Collateral Agent and acknowledged by the Borrower, substantially in the form of Exhibit E.

Appendix A

“Construction Milestone” shall mean each of the milestones set forth in the Delivery and Construction Schedule attached to each Building Contract as Exhibit 3.

“Contingent Obligation” shall mean, as to any Person, a guarantee, an endorsement, a contingent agreement to purchase or to furnish funds for the payment or maintenance of, or otherwise to be or become contingently liable under or with respect to, Indebtedness, other obligations, net worth, working capital or earnings of any Person, or a guarantee of the payment of dividends or other distributions upon the stock or equity interests of any Person, or an agreement to purchase, sell or lease (as lessee or lessor) property of any Person (except the charter of the Drilling Unit), products, materials, supplies or services primarily for the purpose of enabling a debtor to make payment of his, her or its obligations or an agreement to assure a creditor against loss, and including, without limitation, causing a bank or other financial institution to issue a letter of credit or other similar instrument for the benefit of another Person, but excluding endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Contract Price” shall, with respect to a Drilling Unit, have the meaning provided in the Building Contract applicable to such Drilling Unit.

“Debt Service” shall mean, with respect to either Borrower for any period, the sum, without duplication, of (i) Interest Expense for such period and (ii) the scheduled principal amount of all amortization payments on all Indebtedness (excluding subordinated Indebtedness) of such Person for such period (including the principal component of all Capital Lease Obligations) as determined on the first day of such period (or, with respect to a given issue of Indebtedness incurred thereafter, on the date of the incurrence thereof).

“Debt Service Coverage Ratio” shall mean, for any period, the ratio of (a) Net Revenue for such period to (b) Debt Service for such period.

“Debt Service Coverage Statement” shall have the meaning provided in Section 5.1(d).

“Default” shall mean any event or circumstance which with the expiry of a grace period, the giving of notice, lapse of time or any combination of the foregoing would become an Event of Default.

“Default Rate” shall have the meaning provided in Section 2.7(b).

Appendix A

“Delay Liquidated Damages” shall mean all delay liquidated damages payable under the Building Contracts.

“Delba Carried Loan Agreements” shall mean each of the Amaralina Star Delba Carried Loan Agreement and the Laguna Star Delba Carried Loan Agreement.

“Delivery” shall mean, with respect to each Drilling Unit, delivery and acceptance of such Drilling Unit on or prior to the Delivery Date with respect to such Drilling Unit and otherwise in accordance with the requirements for its delivery under the Building Contract relating to such Drilling Unit.

“Delivery Certificates” shall mean the Protocol of Delivery and Acceptance to be delivered under each Building Contract, together with the documents required to accompany such Protocol of Delivery and Acceptance pursuant to Section 3 of Article VII of the applicable Building Contract, and any other documents signed by or on behalf of the relevant Borrower and/or the Building Contractor evidencing delivery and acceptance of the relevant Drilling Unit pursuant to the relevant Building Contract.

“Delivery Date” shall mean each of the Amaralina Star Shipyard Delivery Date and the Laguna Star Shipyard Delivery Date.

“Delivery Date Loans” shall mean the Amaralina Star Delivery Date Loans and the Laguna Star Delivery Date Loans.

“Disbursement” shall mean any disbursement of a Loan pursuant to this Agreement.

“Disbursement Date” shall mean (i) the date specified in a Notice of Borrowing as the date on which a Disbursement of Loans is requested by the relevant Borrower or (ii) in the case of a Loan solely in respect of Eligible IDC pursuant to Section 2.5(b) or Section 2.5(c), the date of the Disbursement of such Eligible IDC.

“Disposition” shall mean any sale, transfer or other disposition by either Borrower to any Person of any of its Property other than cash or Permitted Investments.

“Distribution” shall have the meaning provided in Section 5.16.

“Distribution Date” shall have the meaning provided in the Accounts Agreement.

“Dollar Equivalent” shall mean, with respect to any monetary amount in Reais, at any time for the determination thereof, the amount of Dollars obtained by converting the amount of Reais involved in such computation into Dollars at the spot rate at which Reais are offered for sale to the Administrative Agent against delivery of Dollars by the Administrative Agent at approximately 11:00 a.m. (Rio de Janeiro time) on the date of determination thereof. If for any reason the Dollar Equivalent cannot be calculated as provided in the immediately preceding sentence, the Administrative Agent shall calculate the Dollar Equivalent on such basis as the Administrative Agent (acting reasonably) deems fair and equitable.

Appendix A

“Dollars” and the sign “$” shall each mean freely transferable, lawful money of the United States.

“Drawdown Schedule” shall mean the estimated schedule of Disbursements of the Loans of each Borrower to be made during each month prior to the Commercial Operation Date with respect to the Drilling Unit owned by such Borrower, prepared by such Borrowers and delivered on the Closing Date to the Administrative Agent pursuant to Section 3.1(m).

“Drilling Units” shall mean, collectively, the Amaralina Star Drilling Unit and the Laguna Star Drilling Unit.

“Drilling Unit Loss Event” shall mean all or a material part of either Drilling Unit shall be destroyed or suffer an actual or constructive loss.

“Eksportfinans” shall mean Eksportfinans ASA, a public limited company established under the laws of Norway.

“Eligible Norwegian Contracts” shall mean, collectively, supply contracts entered into or to be entered into with the GIEK Exporters.

“Eligible Norwegian Contract Expenditures Amount” shall mean each of the Amaralina Star Eligible Norwegian Contract Expenditures Amount and the Laguna Star Eligible Norwegian Contract Expenditures Amount.

“Effective Date” shall mean the date of this Agreement.

“Eligible IDC” shall mean either of Amaralina Star Bank Tranche Eligible IDC, Laguna Star Bank Tranche Eligible IDC, Amaralina Star MTI Tranche Eligible IDC or Laguna Star MTI Tranche Eligible IDC.

“Enforcement Action” shall mean any action or proceeding against the Borrower, the Drilling Unit or all or any part of the Collateral taken for the purpose of (i) enforcing the rights of any Secured Party under or in respect of the Collateral or the Security Documents, including, without limitation, the initiation of action in any court or before any administrative agency or governmental tribunal to enforce such rights, and any action to exercise any rights provided in Section 7.3, and (ii) adjudicating or seeking a judgment on a claim.

“Environmental Claim” shall mean, with respect to any Person, as the case may be, (i) any notice, claim, administrative, regulatory or judicial or equitable action, suit, Lien, judgment or demand by any other Person or (ii) any other written communication by any Governmental Authority, in either case alleging or asserting such Person’s liability for investigatory costs, clean-up costs, consultants’ fees, governmental response costs, damages to natural resources (including, without limitation, wetlands, wildlife, aquatic and terrestrial species and vegetation) or other Property, property damages, personal injuries, fines or penalties arising out of, based on or resulting from (x) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person or (y) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, the Equator Principles or any Governmental Approval issued under any Environmental Law.

Appendix A

“Environmental Laws” shall mean any and all Laws, now or hereafter in effect, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety, or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, groundwater, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes.

“Equator Principles” shall mean the set of environmental guidelines developed by commercial banks and the International Finance Corporation for the purpose of assessing and managing environmental and social issues related to private-sector project financings, as adopted on June 4, 2003.

“Equity Contribution” shall mean fully paid equity contributions to either Borrower (including any form of Subordinated Loans) made by the Shareholders, the proceeds of which have become property of the relevant Borrower.

“Equity Interests” of any Person shall mean any and all interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) equity of such Person, including any shares, quotas, common stock, preferred stock, any limited or general partnership interest and any limited liability company membership interest.

“Equity Support Guaranties” shall mean the Amaralina Star Equity Support Guaranty and the Laguna Star Equity Support Guaranty.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date hereof and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) which together with either Borrower or a Subsidiary of either Borrower would be deemed to be a “single employer” (i) within the meaning of Section 414(b),(c),(m) or (o) of the Code or (ii) as a result of either Borrower or a Subsidiary of either Borrower being or having been a general partner of such person.

“Event of Abandonment” shall mean (a)the written announcement by either Borrower or the Building Contractor of a decision to abandon or indefinitely defer, or the abandonment of, the construction or completion or operation of, all or any material part of either Project for any reason or (b) the abandonment of either Project by the Borrower that owns the Drilling Unit with respect to such Project or any Project Participant upon which the outstanding Loans owed by such Borrower together with all interest accrued and payable thereon have not been prepaid in full by the date falling three (3) Business Days after the occurrence of such abandonment (excluding any period of suspension resulting from events of force majeure (under and as defined in any of the Project Documents), scheduled maintenance of the relevant Project,

Appendix A

repairs to the relevant Project (whether or not scheduled), any abandonment to the extent necessary to ensure the health and safety of the crew (provided that the crew returns to and has control of the relevant Drilling Unit within two (2) days after the date such abandonment is no longer necessary to ensure the health and safety of the crew) or any other involuntary suspension of work contemplated under the Project Documents).

“Event of Default” shall have the meaning provided in Section 7.1.

“Event of Loss” shall mean, with respect to any Property of either Borrower, any loss of, destruction of or damage to (including, without limitation, a Drilling Unit Loss Event), or any condemnation (including, without limitation, a Taking) or other taking of, such Property.

“Existing Share Charges” shall mean the Amaralina Star Existing Share Charge and the Laguna Star Existing Share Charge.

“Expropriation Event” shall mean (a) any condemnation, nationalization, seizure or expropriation by a Governmental Authority of all or a substantial portion of either Drilling Unit or the Property or the assets of either Borrower or of its share capital, (b) any assumption by a Governmental Authority of control of all or a substantial portion of either Drilling Unit or the Property, assets or business operations of either Borrower or of its share capital, (c) any taking of any action by a Governmental Authority for the dissolution or disestablishment of either Borrower or (d) any taking of any action by a Governmental Authority that would prevent either Borrower or either Bareboat Charterer from carrying on its business or operations or a substantial part thereof.

“Fees” shall mean all amounts payable pursuant to or referred to in Section 6.7.

“Financing Documents” shall mean, collectively, the following documents:

(i) this Agreement;

(ii) the Notes;

(iii) the Security Documents;

(iv) the GIEK Guarantee Policies solely in favor of MTI;

(v) the Undertaking Agreement;

(vi) the Intercreditor Agreement;

(vii) the Required Hedging Agreements;

(viii) the Pre-Hedging Agreements;

(ix) the Equity Support Guaranties;

(x) the Sponsor Contingent Balloon Guaranties (as defined in the Undertaking Agreement);

Appendix A

(xi) the Parent Balloon Guaranties (if applicable) (as defined in the Undertaking Agreement);

(xii) the QGSA Undertaking Agreements (as defined in the Undertaking Agreement); and

(xiii) each fee agreement entered into by either Borrower or the Sponsor in connection with the Projects with any Financing Parties and the JLAs (or any Affiliates of any thereof) referred to in Section 6.7(f).

“Financing Parties” shall mean the Lenders (and their assignees) and the Agents.

“First Priority Share Pledge Agreements” shall mean collectively, the Amaralina Star First Priority Share Pledge Agreements, the Laguna Star First Priority Share Pledge Agreements, the Palase First Priority Share Pledge Agreement and the Podocarpus First Priority Share Pledge Agreement.

“First Disbursement Date” shall mean the date on which the first Disbursement occurs.

“First Repayment Date” shall mean, with respect to the Term Loans owed by either Borrower, the first Interest Payment Date with respect to the Term Loans owed by such Borrower occurring no less than three (3) months after the earlier of (i) the Commercial Operation Date with respect to the Drilling Unit owned by such Borrower and (ii) May 30, 2013.

“General Security Agreement” shall mean the General Security Agreement entered into or to be entered into among the Borrowers, the Bareboat Charterers and the Collateral Agent.

“GIEK” shall mean Garanti-Instituttet for eksportkreditt (Norwegian Guarantee Institute for Export Credits), a Norwegian central governmental agency.

“GIEK Exporters” shall mean the Norwegian suppliers specified in Enclosure 1 to each of the GIEK Guarantee Policies.

“GIEK Guarantee Policies” shall mean each of (i) guarantee policy No. 101793 issued or to be issued by GIEK in favor of MTI, whereby GIEK agrees to insure, under the terms and conditions set forth in such agreement, one hundred percent (100%) of principal and interest payable hereunder in respect of the Amaralina Star MTI Tranche Loans in relation to political and commercial risks and (ii) guarantee policy No. 101858 issued or to be issued by GIEK in favor of MTI, whereby GIEK agrees to insure, under the terms and conditions set forth in such agreement, one hundred percent (100%) of principal and interest payable hereunder in respect of the Laguna Star MTI Tranche Loans in relation to political and commercial risks.

“GIEK Premium” shall mean the premium, to be paid to MTI pursuant to each of the GIEK Guarantee Policies and in accordance with Section 6.8, of 165 basis points (1.65%) per annum; provided that the GIEK Premium payable under either GIEK Guarantee Policy shall be reduced to 140 basis points (1.40%) per annum on the date that GIEK receives written evidence

Appendix A

acceptable to GIEK in its sole discretion that the Drilling Unit owned by the Borrower that owes the MTI Tranche Loans guaranteed by such GIEK Guarantee Policy has been operated for two consecutive months at an average uptime rate of at least 90% pursuant to the relevant Charter Agreement and Services Agreement; provided further that, in the event the Applicable Margin with respect to any of the Bank Tranche Loans is increased to a percentage higher than the aggregate of the GIEK Premium and the Applicable Margin with respect to the MTI Tranche Loans for the corresponding period, such GIEK Premium shall be subject to a corresponding increase to the extent required under the GIEK Guarantee Policies.

“Good Practices” shall mean, with respect to each Drilling Unit, the professional practices, methods, equipment, specifications and safety and output standards and industry codes mentioned in the Building Contract, the Services Agreement and the Charter Agreement with respect to such Drilling Unit, with respect to the design, installation, operation, maintenance and use of equipment and similar or better machinery, all of the above in compliance with applicable standards of safety, output, dependability, efficiency and economy, including recommended practice of a good, safe, prudent and workman-like character and in compliance with all applicable Laws. Good Practices are not intended to be limited to the optimum or minimum practice or method to the exclusion of all others, but rather to be a spectrum of reasonable and prudent practices and methods as practiced in the industry.

“Governmental Approval” shall mean any authorization, consent, approval, license, ruling, permit, tariff, rate, certification, exemption, filing, variance, claim, order, judgment, decree, publication, notice to, declaration of or with, or registration by or with, any Governmental Authority.

“Governmental Authority” shall mean any government, governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, judicial or administrative body, domestic or foreign, federal, state or local, having jurisdiction over the matter or matters in question, including, without limitation, those in Brazil and the United States. For the avoidance of doubt, Petrobras shall not be considered as a Governmental Authority.

“Gross Disposition Proceeds” shall mean, with respect to any Disposition, the gross cash proceeds received from such Disposition (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received).

“Hazardous Material” shall mean any substance that is regulated or could lead to liability under any Environmental Law, including, but not limited to, any petroleum or petroleum product, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCB’s), hazardous waste, hazardous material, hazardous substance, toxic substance, contaminant or pollutant, as defined or regulated as such under any applicable Environmental Law.

“Head Services Agreements” shall mean collectively the Amaralina Star Head Services Agreement and the Laguna Star Head Services Agreement.

Appendix A

“Hedging Agreement” shall mean any agreement (including the related ISDA Master Agreement and Schedule) in respect of any interest rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

“IFRS” shall mean the International Financial Reporting Standards.

“Indebtedness” of any Person shall mean (i) all indebtedness of such Person for borrowed money, (ii) the deferred purchase price of assets or services which has been deferred in excess of one (1) year after acceptance of delivery of the relevant goods or services, (iii) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (iv) all Indebtedness of a second Person secured by any Lien on any Property owned by such first Person, whether or not such Indebtedness has been assumed, (v) leases or hire purchase contracts, which would in accordance with IFRS be treated as finance or capital leases, and (vi) all Contingent Obligations of such Person; provided that Indebtedness shall not include trade payables arising in the ordinary course of business so long as such trade payables are payable within ninety (90) days of the date the respective goods are delivered or the respective services are rendered and are not overdue, and provided further that, for the purposes of any calculation of the amount of Indebtedness, there should not be any double-counting with respect to such Indebtedness.

“Indemnified Liabilities” shall have the meaning provided in Section 9.2(a).

“Indemnified Person” shall have the meaning provided in Section 9.2(a).

“Independent Appraiser” shall mean ODS Petrodata Inc., Kennedy Marr Ltd., RS Platou ASA, Fearnley Offshore AS, Noble Denton & Associates Serviços Marítimos Ltda. or any other Person from time to time appointed by each Borrower, to the extent such other Person is acceptable to the Administrative Agent (acting upon instructions of the Majority Lenders) to act as an Independent Appraiser for the purposes of this Agreement.

“Independent Engineer” shall mean Okeanos B.V., Noble Denton & Associates Serviços Marítimos Ltda., Moduspec International Ltd. or any other Person from time to time appointed by each Borrower, to the extent such other Person is acceptable to the Administrative Agent (acting upon instructions of the Majority Lenders), to act as Independent Engineer for the purposes of this Agreement.

“Independent Engineer Completion Certificate” shall mean a certificate, substantially in the form of Exhibit D-2, dated the Project Completion Date, duly completed and signed by an Authorized Officer of the Independent Engineer.

“Independent Engineer Report” shall mean, in respect of any Disbursement relating to any milestone payment under the Building Contract, a site visit and construction progress report from the Independent Engineer.

Appendix A

“Initial Commercial Operation Date” shall mean the earlier of the Amaralina Star Commercial Operation Date and the Laguna Star Commercial Operation Date.

“Insurance Advisor” shall mean Aon Limited trading as Aon BankAssure Insurance Services or any other Person from time to time appointed by the Administrative Agent (acting upon instructions of the Lenders) to act as Insurance Advisor for the purposes of this Agreement.

“Insurance Proceeds” shall mean all amounts payable to any of the Borrowers, the Bareboat Charterers, the Sponsor, the Operators, QGOG, the Offshore Accounts Bank or the Collateral Agent in respect of any insurance required to be maintained (or caused to be maintained) pursuant to Section 5.9.

“Intercreditor Agreement” shall mean the Intercreditor Agreement entered into or to be entered into among the Lenders, the Required Hedge Providers, the Administrative Agent, the Offshore Accounts Bank and the Collateral Agent.

“Intercompany Loan Agreements” shall mean, collectively, the Amaralina Star Intercompany Loan Agreements and the Laguna Star Intercompany Loan Agreements.

“Interest Determination Date” shall mean, with respect to any Loan, the second Business Day prior to the commencement of any Interest Period relating to such Loan.

“Interest Expense” shall mean, with respect to either Borrower for any period, (i) the total interest expense (and periodic settlement obligations under the Required Hedging Agreements) of such Borrower, including the net amounts payable by such Borrower (or excluding the net amounts receivable by such Borrower) under the Required Hedging Agreements, and including, without limitation, all commissions, discounts and other commitment and banking fees and charges (including, without limitation, fees with respect to letters of credit and hedging agreements) for such period (calculated without regard to any limitations on payment thereof), plus (ii)without duplication, that portion of Capital Lease Obligations of such Borrower representing the interest factor for such period.

“Interest Payment Dates” shall mean (a) prior to the Reset Date with respect to the Drilling Unit owned by such Borrower, the last day of the Interest Period selected by such Borrower for such Loans pursuant to Section 2.8 (provided that, if the last day of any such Interest Period is not a Business Day, such Interest Period shall end on the next Business Day unless such next Business Day would fall in another calendar month, in which case such Interest Period shall end on the preceding Business Day), (b) the Reset Date with respect to the Drilling Unit owned by such Borrower and (c) the last Business Day of each month in each year thereafter.

“Interest Period” means, with respect to any Loans, subject to Section 2.8, (i) the period commencing on and including the date of Borrowing of such Loan and ending on but excluding the next succeeding Interest Payment Date in respect of such Loan and (ii) thereafter, a period commencing on and including the last day of the immediately preceding Interest Period and ending on but excluding the next succeeding Interest Payment Date; provided that any Interest Period for any Loans that would otherwise extend beyond the Maturity Date in respect of such Loans shall end on such Maturity Date.

Appendix A

“Investment” in any Person shall mean, without duplication: (a) the acquisition (whether for cash, securities, other Property, services or otherwise) or holding of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such Person, or any agreement to make any such acquisition or to make any capital contribution to such Person; or (b) the making of any deposit with, or advance, loan or other extension of credit to, such Person.

“ISDA Master Agreement and Schedule” shall mean the 2002 standard master agreement and schedule as published by the International Swaps and Derivatives Association, Inc. to document derivatives transaction. For purposes herein and for the avoidance of doubt, “ISDA Master Agreement and Schedule” shall not include any related “Transaction” as defined therein.

“Joint Lead Arrangers” shall mean BNP Paribas S.A., Citigroup Global Markets Inc., ING Bank, N.V. and ING Capital LLC in their capacity as original joint lead arrangers with respect to the Projects.

“KEXIM” shall mean The Export-Import Bank of Korea, a governmental financial institution established under the Export Import Bank of Korea Act of the Republic of Korea.

“Korea” shall mean the Republic of Korea.

“Laguna Star Assignment” shall mean the assignment by Alperton in favor of the Sponsor of (a) all of Alperton’s rights to receive dividends and any other payments of moneys whatsoever payable to it by Laguna Star Ltd. and (b) all Alperton’s receivables (whether principal or interest) under any loans made by Alperton to Laguna Star Ltd. pursuant to Section 6.3 of the Laguna Star Delba Carried Loan Agreement.

“Laguna Star Bank Tranche Availability Period” shall mean the period commencing on the Closing Date and ending on the earliest to occur of (i) the full utilization of the Laguna Star Bank Tranche Commitments, (ii) May 30, 2013, (iii) the date that is thirty (30) days prior to the First Repayment Date with respect to the Laguna Star Bank Tranche Loans and (iv) the termination of the Total Commitment pursuant to the provisions of this Agreement; provided that, subject to the consent of the Laguna Star Bank Tranche Lenders, Laguna Star Ltd. may request a reasonable extension of the Laguna Star Availability Period (until no later than the date that is three (3) months after the original expiration date of the Laguna Star Bank Tranche Availability Period) due to unexpected delays in utilizing the Laguna Star Bank Tranche Commitments of the Laguna Star Bank Tranche Lenders by requesting such extension not later than three (3) months before the expiration of the Laguna Star Bank Tranche Availability Period; provided further that the Laguna Star Bank Tranche Lenders shall only consent to any extension of the Laguna Star Bank Tranche Availability Period if (x) Laguna Star Ltd. requests an equal extension of the Laguna Star MTI Availability Period and (y) MTI consents to such extension pursuant to the terms of the Credit Agreement.

Appendix A

“Laguna Star Bank Tranche Commitment” shall mean, as to any Laguna Star Bank Tranche Lender, the amount set forth opposite such Laguna Star Bank Tranche Lender’s name in the column entitled “Laguna Star Bank Tranche Commitment” in Annex I hereto; provided that such amount shall be deemed increased or decreased, as the case may be, pro rata in accordance with any increase or decrease pursuant to Section 2.1(l) of the amount set forth in Section 2.1(j).

“Laguna Star Bank Tranche Commitment Fee” shall have the meaning set forth in Section 6.7(b).

“Laguna Star Bank Tranche Eligible IDC” shall mean interest accruing on the Laguna Star Bank Tranche Loans during the Laguna Star Bank Tranche Availability Period.

“Laguna Star Bank Tranche Gross Balloon Amount” shall mean the amount of the installment of principal due on the Maturity Date with respect to the Laguna Star Bank Tranche Loans as described opposite the line entitled “Balloon Payment” in Appendix B-3 and as the same may be reduced from time to time as a result of any payments pursuant to Section 6.2 or Section 6.3.

“Laguna Star Bank Tranche Lender” shall mean each Lender with a Laguna Star Bank Tranche Commitment as set forth on Annex I hereto.

“Laguna Star Bank Tranche Loans” shall have the meaning provided in Section 2.1(c).

“Laguna Star Bank Tranche Net Balloon Amount” shall mean, on any date of verification, an amount equal to the Laguna Star Bank Tranche Gross Balloon Amount less all amounts on deposit in the Laguna Star Offshore Debt Service Reserve Account and in the other Laguna Star Offshore Project Accounts on such date, which, pursuant to the terms of the Financing Documents, must be applied to the payment of principal on the Laguna Star Bank Tranche Loans.

“Laguna Star Bank Tranche Unutilized Commitment” shall mean, for each Laguna Star Bank Tranche Lender, at any time, the Laguna Star Bank Tranche Commitment of such Laguna Star Bank Tranche Lender at such time less the aggregate outstanding principal amount of all Laguna Star Bank Tranche Loans made by such Laguna Star Bank Tranche Lender.

“Laguna Star Bareboat Charter Agreement” shall mean the Bareboat Charter Agreement entered into on February 1, 2012 between Podocarpus and Laguna Star Ltd.

“Laguna Star Building Contract” shall mean the Amended and Restated Contract for the Construction and Sale of one (1) dynamically positioned ultra deepwater Drilling Unit, dated October 25, 2010, between Laguna Star Ltd. and the Building Contractor.

“Laguna Star Capex Budget” shall mean the portion of the Capex Budget relating to the Laguna Star Drilling Unit.

Appendix A

“Laguna Star Charter Agreement” shall mean the Charter Agreement dated July 25, 2008 (as amended by the first and second amendments thereto on October 7, 2010 and by the third amendment thereto on December 2, 2011), among Podocarpus and Petrobras, as parties, and Manisa, as intervening party.

“Laguna Star Commercial Operation Date” shall mean the Commercial Operation Date with respect to the Laguna Star Drilling Unit.

“Laguna Star Delba Carried Loan Agreement” shall mean the Loan Agreement dated November 22, 2010, between the Sponsor, Alperton, Comercial Perfuradora Delba Baiana Ltda. and Interoil Representação Ltda. providing for the making of loans by the Sponsor to Alperton in order to allow Alperton to provide loans to Laguna Star Ltd. to fund Laguna Star Project Costs as provided therein.

“Laguna Star Delivery Date Loans” shall mean the Laguna Star Term Loans made, or to be made, to finance the installment of the Contract Price falling due on the Laguna Star Shipyard Delivery Date.

“Laguna Star Drilling Unit” shall mean the dynamically positioned ultra deepwater Drilling Unit, designed to drill wells and operate in up to 10,000 ft water depths, to be purchased by Laguna Star Ltd. under the Laguna Star Building Contract, together with all equipment, parts and spare parts relevant to the operation of the Laguna Star Drilling Unit and other assets attached to the Laguna Star Drilling Unit.

“Laguna Star Eligible Norwegian Contract Expenditures Amount” shall mean, with respect to the Laguna Star Project, all expenditures paid or to be paid under the terms of the Eligible Norwegian Contracts.

“Laguna Star Equity Support Guaranty” shall mean the Equity Support Guaranty Agreement entered into or to be entered into between the Sponsor and the Collateral Agent in respect of the Equity Contributions to be made to Laguna Star Ltd. pursuant to the terms thereof.

“Laguna Star Existing Share Charge” shall mean the share charge with respect to the shares of Laguna Star Ltd. dated as of November 22, 2010 (as amended, supplemented or modified from time to time) entered into between Alperton and the Sponsor.

“Laguna Star First Priority Share Pledge Agreements” shall mean (i) the share charge with respect to the shares of Laguna Star Ltd. entered into or to be entered into between the Sponsor and the Collateral Agent and (ii) the share charge with respect to the shares of Laguna Star Ltd. entered into or to be entered into between Alperton and the Collateral Agent.

“Laguna Star GIEK Commitment Fee” shall have the meaning set forth in Section 6.7(d).

“Laguna Star Head Services Agreement” shall mean the Head Services Agreement dated as of June 29, 2010, between the Sponsor and Laguna Star Ltd.

Appendix A

“Laguna Star Intercompany Loan Agreements” shall mean (i) the Loan Agreement, dated as of November 22, 2010 (as amended on April 7, 2011, June 27, 2011 and September 26, 2011 and as further amended, supplemented or modified from time to time), between Laguna Star Ltd. and the Sponsor and (ii) the Loan Agreement, dated as of November 22, 2010 (as amended on April 7, 2011, June 27, 2011 and September 26, 2011 and as further amended, supplemented or modified from time to time), between Laguna Star Ltd. and Alperton.

“Laguna Star Management Agreement” shall mean the Management Agreement dated as of June 29, 2010, between Constellation Services Ltd. and Laguna Star Ltd.

“Laguna Star Mortgage” shall mean the Panamanian law mortgage to be entered into between Laguna Star Ltd. and the Collateral Agent with respect to the Laguna Star Drilling Unit.

“Laguna Star MTI Tranche Availability Period” shall mean the period commencing on the Closing Date, and ending on the earliest to occur of (i) the full utilization of the Laguna Star MTI Tranche Commitment, (ii) May 30, 2013, (iii) the date that is thirty (30) days prior to the First Repayment Date with respect to the Laguna Star MTI Tranche Loans and (iv) the termination of the Total Commitment pursuant to the provisions of this Agreement; provided that, subject to the consent of MTI, Laguna Star Ltd. may request a reasonable extension of the Laguna Star MTI Tranche Availability Period (until no later than the date that is three (3) months after the original expiration date of the Laguna Star MTI Tranche Availability Period) due to unexpected delays in utilizing the Laguna Star MTI Tranche Commitment of MTI by requesting such extension not less than three (3) months before the expiration of the Laguna Star MTI Tranche Availability Period; provided further that MTI shall only consent to any extension of the Laguna Star MTI Tranche Availability Period if (x) Laguna Star Ltd. requests an equal extension of the Laguna Star Bank Tranche Availability Period and (y) the Laguna Star Bank Tranche Lenders consent to such extension pursuant to the Credit Agreement.

“Laguna Star MTI Tranche Commitment” shall mean the amount set forth opposite MTI’s name in the column entitled “Laguna Star MTI Tranche Commitment” in Annex I hereto; provided that such amount shall be deemed increased or decreased, as the case may be, in accordance with any increase or decrease pursuant to Section 2.1(m) of the amount set forth in Section 2.1(k); provided further that such amount shall not exceed an amount equal to the sum of (i) 80% of the Laguna Star Eligible Norwegian Contract Expenditures Amount, (ii) Laguna Star MTI Tranche Eligible IDC and (iii) the aggregate amount of GIEK Premium payable in respect of the GIEK Guarantee Policy relating to the Laguna Star MTI Tranche Loans.

“Laguna Star MTI Tranche Eligible IDC” shall mean interest accruing on the Laguna Star MTI Tranche Loans during the Laguna Star MTI Tranche Availability Period.

“Laguna Star MTI Tranche Fixed Margin Period” shall have the meaning provided in Section 2.7(a)(i)(x)(B).

“Laguna Star MTI Tranche Loans” shall have the meaning provided in Section 2.1(d).

Appendix A

“Laguna Star MTI Tranche Unutilized Commitment” shall mean, at any time, the Laguna Star MTI Tranche Commitment at such time less the aggregate outstanding principal amount of all Laguna Star MTI Tranche Loans.

“Laguna Star Offshore Construction and Penalty Account” shall have the meaning provided in the Accounts Agreement.

“Laguna Star Offshore Debt Service Reserve Account” shall have the meaning provided in the Accounts Agreement.

“Laguna Star Offshore Distribution Account” shall have the meaning provided in the Accounts Agreement.

“Laguna Star Offshore Distribution Holding Account” shall have the meaning provided in the Accounts Agreement.

“Laguna Star Offshore Loss Proceeds and Compensation Account” shall have the meaning provided in the Accounts Agreement.

“Laguna Star Offshore Project Accounts” shall have the meaning provided in the Accounts Agreement.

“Laguna Star Operator” shall mean Manisa.

“Laguna Star Petrobras Acknowledgment” shall mean the letter relating to the Laguna Star Charter Agreement and the Laguna Star Services Agreement with customary terms and conditions, pursuant to which Petrobras will state that it will consider and will not unreasonably withhold its authorization for the replacement of the Laguna Star Operator under the Laguna Star Services Agreement, upon the request of the Collateral Agent pursuant to the terms of the Undertaking Agreement, by an Operator Assignee (as defined in the Undertaking Agreement) that satisfies certain conditions established by Petrobras set forth in such letter.

“Laguna Star Petrobras Consent” shall mean a letter with customary terms and conditions from Petrobras relating to the Laguna Star Charter Agreement pursuant to which Petrobras will authorize the Bareboat Charterer that is a party to the Laguna Star Charter Agreement to assign all receivables thereunder to the Collateral Agent for the benefit of the Lenders.

“Laguna Star Project” shall mean the construction, chartering and operation of the Laguna Star Drilling Unit.

“Laguna Star Project Costs” shall mean (i) all costs and expenses reasonably and necessarily incurred or to be incurred by Laguna Star Ltd. or the Laguna Star Operator to finance and complete the Laguna Star Project and achieve the Project Completion Date with respect to the Laguna Star Drilling Unit (and complete all Punch List items in respect of the Laguna Star Project) in the manner contemplated by the relevant Transaction Documents, including all reasonable and necessary costs and expenses incurred in connection with the negotiation and preparation of the relevant Transaction Documents and the formation of Laguna Star Ltd., all

Appendix A

fees and premiums payable in respect of the Laguna Star Term Loans (including the GIEK Premium (to the extent payable during the Laguna Star Bank Tranche Availability Period)), and all other reasonable and necessary expenses required for the financing, development, design, construction, equipment procurement, installation, transportation, start-up and initial operation of the Laguna Star Project (including, without limitation, the termination value and any breakage costs payable in connection with any Pre-Hedging Agreements to which Laguna Star Ltd. is a party); (ii) all Interest Expenses and Operation and Maintenance Expenses incurred during the construction, installation and start-up of Laguna Star Drilling Unit, (iii) subject to the terms of this Agreement, repayment of amounts payable and payment of interest under the Laguna Star Intercompany Loan Agreements; and (iv) all fees and penalties payable under the Laguna Star Charter Agreement. Laguna Star Project Costs may include (x) the reimbursement of the Sponsor or the Laguna Star Operator for Laguna Star Project Costs incurred and paid by any of such Persons (provided that the Independent Engineer and the Administrative Agent shall have approved such Project Costs incurred prior to the first Disbursement), (y) payments by Laguna Star Ltd. required under the Laguna Star Building Contract and (z) payments not to exceed five million five hundred thirty-nine thousand Dollars ($5,539,000) by Podocarpus under the Laguna Star Charter Agreement for penalties in the event the Commercial Operation Date for the Laguna Star Drilling Unit occurs after May 30, 2012 (or any other later date that may be agreed with Petrobras). Project Costs shall not include (a) payments of principal of any Indebtedness, other than, subject to the terms of this Agreement, repayment of amounts payable and payment of interest under the Laguna Star Intercompany Loan Agreements, or (b) any payments of any kind to Laguna Star Ltd. or any Affiliate thereof, other than as expressly contemplated by the Transaction Documents and payments in respect of the reimbursement of Laguna Star Project Costs expressly permitted above.

“Laguna Star Project Documents” shall mean, collectively, the following documents:

(i) the Laguna Star Building Contract;

(ii) the Laguna Star Charter Agreement;

(iii) the Laguna Star Bareboat Charter Agreement;

(iv) the Laguna Star Services Agreement;

(v) the Laguna Star Management Agreement;

(vi) the Laguna Star Head Services Agreement;

(vii) the Additional Material Project Documents;

(viii) the Laguna Star Shareholders’ Agreement; and

(ix) the Laguna Star Refund Guarantee.

Appendix A

“Laguna Star Refund Guarantee” shall mean the Letter of Refundment Guarantee No. M0902-010-LG-00228 dated October 28, 2010 issued by KEXIM in favor of Laguna Star Ltd.

“Laguna Star Second Priority Mortgage” shall mean the second priority Panamian law mortgage to be entered into between Laguna Star Ltd. and the Sponsor with respect to the Laguna Star Drilling Unit in the form attached to the Subordination and Assignment Agreement.

“Laguna Star Second Priority Share Pledge Agreement” shall mean the charge over Alperton’s shares in Laguna Star Ltd. to be entered into among the Sponsor, Alperton and Laguna Star Ltd in the form attached to the Subordination and Assignment Agreement.

“Laguna Star Services Agreement” shall mean the Services Agreement dated July 25, 2008 (as amended by the first and second amendments thereto on October 7, 2010 and by the third amendment thereto on December 2, 2011), among the Laguna Star Operator and Petrobras, as parties, and Podocarpus, as intervening party.

“Laguna Star Scheduled Bank Tranche Principal Payments” shall mean the Scheduled Bank Tranche Principal Payments with respect to the Laguna Star Bank Tranche Loans.

“Laguna Star Scheduled MTI Tranche Principal Payments” shall mean the Scheduled MTI Tranche Principal Payments with respect to the Laguna Star MTI Tranche Loans.

“Laguna Star Shareholders’ Agreement” means the Shareholders’ Agreement among the Sponsor, Alperton, Comercial Perfuradora Delba Baiana Ltda., Interoil Representação Ltda. and Laguna Star Ltd. dated June 24, 2010 (as amended by the First Amendment to the Shareholders’ Agreement dated September 10, 2010, the Second Amendment to the Shareholders’ Agreement dated September 28, 2010 and the Third Amendment to the Shareholders’ Agreement dated November 10, 2011) with respect to the Sponsor’ and Alperton’s Equity Interests in Laguna Star Ltd.

“Laguna Star Shipyard Delivery Date” shall mean the date of delivery of the Laguna Star Drilling Unit to Laguna Star Ltd. pursuant to and in accordance with Article VII of the Laguna Star Building Contract.

“Laguna Star Term Loan Commitments” shall mean the Laguna Star Bank Tranche Commitments and the Laguna Star MTI Tranche Commitments.

“Laguna Star Term Loans” shall mean the Laguna Star Bank Tranche Loans and the Laguna Star MTI Tranche Loans.

“Laguna Star Term Loan Gross Balloon Amount” shall mean an amount equal to the sum of (i) the Laguna Star Bank Tranche Gross Balloon Amount and (ii) the outstanding principal amount of the MTI Tranche Loans to be prepaid by Laguna Star Ltd. on the Maturity Date for the Laguna Star Bank Tranche Loans pursuant to Section 6.4, together with interest accrued thereon and all amounts required to be paid on such date pursuant to Section 6.4.

Appendix A

“Laguna Star Term Loans Net Balloon Amount” shall mean, on any date of verification, an amount equal to the Laguna Star Term Loan Gross Balloon Amount less (i) all amounts on deposit in the Laguna Star Offshore Debt Service Reserve Account on such date and (ii) all amounts on deposit in the other Laguna Star Offshore Project Accounts, that, pursuant to the terms of the Financing Documents must be applied to the payment of principal on the Laguna Star Term Loans.

“Law” shall mean, with respect to any Person (i) any statute, law, regulation, ordinance, rule, judgment, order, decree, permit, concession, grant, franchise, license, agreement or other governmental restriction or any interpretation or administration of any of the foregoing by any Governmental Authority (including, without limitation, Governmental Approvals) and (ii) any directive, guideline, policy, requirement or any similar form of decision of or determination by any Governmental Authority which is binding on such Person, in each case, whether now or hereafter in effect (including, without limitation, in each case, any Environmental Law).

“Lender” shall mean each Lender named on Annex I and any Assignee thereof pursuant to Section 9.13.

“Lender Affiliates” shall mean (i) the Affiliates of any Lender as identified by such Lender to the Borrowers prior to the Closing Date and (ii) the Affiliates of any Assignee (as defined in Section 9.13(a)) as identified by such Assignee to the Borrowers at the time of any assignment or transfer by any Lender of any of its rights and obligations to such Assignee pursuant to Section 9.13.

“LIBOR” shall mean, with respect to each Interest Period, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBOR Page (or any successor page) as the London Interbank Offered Rate for deposits in Dollars at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBOR Page, the applicable rate shall be the arithmetic mean of all such rates (rounded upwards, if necessary, to the nearest 1/100 of 1%) and, in the event such applicable rate is less than zero (“0”), LIBOR shall be deemed to be zero (“0”). If for any reason the rate specified on Reuters Screen LIBOR Page is not available, the term “LIBOR” shall mean, for any Loan for any Interest Period therefor, the rate per annum determined by calculating the arithmetic mean of the offered rates (rounded upwards, if necessary, to the nearest 1/100 of 1%), advised to the Lenders by the Reference Banks at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period, for deposits in Dollars; provided that, if under such circumstances, LIBOR so calculated is less than zero (“0”), LIBOR shall be deemed to be zero (“0”).

“Lien” shall mean, with respect to any Property of any Person, any mortgage, lien, deed of trust, hypothecation, fiduciary transfer of title, assignment by way of security, pledge, charge, lease, sale and lease-back arrangement, easement, servitude, trust arrangement, or security interest or encumbrance of any kind in respect of such Property, or any preferential arrangement having the practical effect of constituting a security interest with respect to the

Appendix A

payment of any obligation with, or from the proceeds of, such Property (and a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property).

“Loan Termination Date” shall mean the date on which all Obligations, other than contingent liabilities and obligations which are unasserted at such date, have been paid and satisfied in full and all Commitments have been terminated.

“Loans” shall mean the Amaralina Star Bank Tranche Loans, the Amaralina Star MTI Tranche Loans, the Laguna Star Bank Tranche Loans and the Laguna Star MTI Tranche Loans.

“Loss Proceeds” shall mean, with respect to any Event of Loss, any Insurance Proceeds, condemnation awards or other compensation, awards, damages and other payments or relief (including any compensation payable in connection with a Taking) with respect to such Event of Loss (excluding, in each case, the proceeds of general liability insurance, delay in start-up insurance and business interruption insurance).

“LTV Ratio” shall mean, with respect to either Drilling Unit, on each determination date, the ratio (expressed as a percentage) of: (i) the Appraised Value of such Drilling Unit as at such date to (ii) the aggregate outstanding principal amount of the Loans owed by the Borrower that is the owner of such Drilling Unit on such date.

“Majority Lenders” shall mean Lenders voting at least 51% of the Combined Exposure with respect to the Loans.

“Management Agreements” shall mean, collectively, the Amaralina Star Management Agreement and the Laguna Star Management Agreement.

“Manisa” shall mean Manisa Serviços de Petróleo Ltda., a sociedade limitada organized under the laws of the Federative Republic of Brazil.

“Margin Review Date” shall have the meaning provided in Section 2.7(a)(i)(y).

“Margin Stock” shall mean margin stock within the meaning of Regulation U and Regulation X.

“Market Disruption Margin Event” shall have the meaning provided in Section 2.13(c).

“Material Adverse Effect” shall mean a material adverse effect on (i) the business or operations of any Operator or the business, operations, financial condition or a material portion of the Property of Amaralina Star Ltd., Laguna Star Ltd., the Bareboat Charterers or the Sponsor, (ii) the ability of any of the Borrowers, the Operators, QGOG, the Bareboat Charterers, the Sponsor, Alperton or Constellation Overseas Ltd. to timely perform any of its material obligations under any of the Transaction Documents to which it is a party, (iii) the legality, validity or enforceability of any material provision of any Financing Document, or (iv) the legality, validity or enforceability of the Security Interests provided under the Security Documents.

Appendix A

“Maturity Date” shall mean:

(i) as it relates to the Amaralina Star Bank Tranche Loans, 70 months after the First Repayment Date in respect of the Amaralina Star Bank Tranche Loans;

(ii) as it relates to the Laguna Star Bank Tranche Loans, 70 months after the First Repayment Date in respect of the Laguna Star Bank Tranche Loans;

(iii) as it relates to the Amaralina Star MTI Tranche Loans, 97 months after the First Repayment Date in respect of the Amaralina Star MTI Tranche Loans; and

(iv) as it relates to the Laguna Star MTI Tranche Loans, 97 months after the First Repayment Date in respect of the Laguna Star MTI Tranche Loans.

“MII” shall have the meaning provided in Section 5.9(a).

“Monthly Transfer Date Certificate” shall mean a “Monthly Transfer Date Certificate” as defined in and delivered under the Accounts Agreement.

“Mortgages” shall mean the Amaralina Star Mortgage and the Laguna Star Mortgage.

“MTI Account” means the account No. 6017.04.91788 held by MTI at Nordea Bank Norge ASA, Oslo, Swift Code NDEANOKK, or such other account with a bank in Norway as MTI may notify the Administrative Agent in writing.

“MTI Tranche Fixed Margin Periods” shall have the meaning provided in Section 2.7(a)(i)(x)(B).

“MTI Tranche Loans” shall mean the Amaralina Star MTI Tranche Loans and the Laguna Star MTI Tranche Loans.

“MTI Tranche Note” shall have the meaning set forth in Section 2.6(b).

“Multiemployer Plan” shall mean any multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Necessary Governmental Approval” shall mean (i) any Governmental Approval listed in Schedule 4.6 and (ii) any other Governmental Approval necessary in connection with (a) the due execution and delivery of, and performance by each of the Borrowers and the Operators of its obligations and the exercise of its rights under, the Transaction Documents to which it is a party, (b) the legality, validity and binding effect or enforceability thereof, and (c) the acquisition, importation, ownership, construction, installation, operation and maintenance of the Drilling Units as contemplated by the Transaction Documents the failure which to obtain and maintain could reasonably be expected to have a Material Adverse Effect.

Appendix A

“Net Available Amount” shall mean, with respect to any Event of Loss (other than a Drilling Unit Loss Event), the aggregate amount of Loss Proceeds received by either Borrower or the Collateral Agent in respect of such Event of Loss, net of reasonable expenses incurred in connection with the collection thereof.

“Net Disposition Proceeds” shall mean, with respect to any Disposition, the Gross Disposition Proceeds received from such Disposition, net of reasonable out-of-pocket costs incurred in connection with such Disposition, including fees, expenses and commissions with respect to legal, accounting, financial advisory, brokerage and other professional services provided in connection with such Disposition.

“Net Revenue” shall mean, with respect to either Borrower for any period, the Offshore Project Receipts (as defined in the Accounts Agreement) relating to the Drilling Unit owned by such Borrower received during such period less the aggregate of the O&M Monthly Expense Amounts (as defined in the Accounts Agreement) and any Taxes (if applicable) relating to the Drilling Unit owned by such Borrower for each of the months occurring during such period.

“New MTI Tranche Fixed Margin Period” shall have the meaning provided in Section 2.7(a)(i)(y).

“Notes” shall mean the Bank Tranche Notes and the MTI Tranche Notes.

“Notice of Borrowing” shall have the meaning provided in Section 2.2.

“Notice Office” shall mean the office of the Administrative Agent located at 452 Fifth Avenue, New York, NY 10018, Facsimile: +1 212 525-1300, or such other office, telephone or facsimile number as the Administrative Agent may hereafter designate in writing as such to each of the other parties to this Agreement.

“Notional Amount Adjustment Date” shall have the meaning provided in Section 5.17(b).

“Obligations” shall mean, collectively, (i) all loans, advances, debts, liabilities, and obligations, howsoever arising, owed by each Borrower under a Financing Document or otherwise to any Secured Party of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all interest, fees, charges, expenses, attorneys’ fees and consultants’ fees chargeable to such Borrower; (ii) any and all sums advanced by any Secured Party in order to preserve the Collateral or to preserve the Security Interests; and (iii) in the event of any Enforcement Action, the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Secured Party of its rights under the Security Documents, together with attorneys’ fees and court costs.

“Officer’s Certificate” shall mean an officer’s certificate signed by an Authorized Officer of the Borrower.

Appendix A

“Offshore Accounts Bank” shall mean HSBC Bank USA, National Association, acting in its capacity as Offshore Accounts Bank pursuant to the Accounts Agreement, and shall include any successor Offshore Accounts Bank appointed pursuant to the Accounts Agreement.

“Offshore Construction and Penalty Accounts” shall mean the Amaralina Star Offshore Construction and Penalty Account and the Laguna Star Offshore Construction and Penalty Account.

“Offshore Debt Service Reserve Accounts” shall mean the Amaralina Star Offshore Debt Service Reserve Account and the Laguna Star Offshore Debt Service Reserve Account.

“Offshore Debt Service Reserve Account Required Balances” shall have the meaning provided in the Accounts Agreement.

“Offshore Distribution Accounts” shall mean the Amaralina Star Offshore Distribution Account and the Laguna Star Offshore Distribution Account.

“Offshore Distribution Holding Accounts” shall mean the Amaralina Star Offshore Distribution Account and the Laguna Star Offshore Distribution Account.

“Offshore Loss Proceeds and Compensation Accounts” shall mean the Amaralina Star Offshore Loss Proceeds and Compensation Account and the Laguna Star Offshore Loss Proceeds and Compensation Account.

“Operators” shall mean, collectively, Laguna Star Operator and Amaralina Star Operator.

“Operation and Maintenance Expenses” shall mean, collectively, without duplication, with respect to each Drilling Unit, all reasonable (i) expenses of administering and operating the Project with respect to the relevant Drilling Unit and of maintaining such Project in accordance with Good Practices incurred by the Borrower that is the owner of the relevant Drilling Unit and the Operator, (ii) transportation costs payable by either Borrower and the Operator, in connection with the Project with respect to the relevant Drilling Unit, (iii) direct operating and maintenance costs of the relevant Drilling Unit payable by the Borrower that is the owner of such Drilling Unit and the Operator (including amounts payable pursuant to the Services Agreement), (iv) insurance premiums payable by the Borrower that is the owner of the relevant Drilling Unit and the Operator, in connection with the relevant Project, (v) property, sales, value-added and excise taxes payable by the Borrower that is the owner of the relevant Drilling Unit and the Operator in connection with the relevant Project (other than taxes imposed on or measured by income or receipts), (vi) costs and fees incurred by the Borrower that is the owner of the relevant Drilling Unit and the Operator in connection with obtaining and maintaining in effect the Governmental Approvals required in connection with the Project with respect to the relevant Drilling Unit, and (vii) legal, accounting and other professional fees incurred in the ordinary course of business in connection with the Project payable by the Borrower that is the owner of the relevant Drilling Unit and the Operator; provided, that “Operation and Maintenance Expenses” shall not include payments into the Offshore Debt Service Reserve Account with respect to either Drilling Unit, depreciation, or any items properly

Appendix A

chargeable by IFRS to fixed capital accounts, or expenses incurred by either Borrower related to warranty or indemnity payments or damages payable to either Borrower under any Project Document.

“Operator Assignment Agreement” shall have the meaning provided in Section 5.25(c).

“Organizational Documents” shall mean, with respect to any Person, (i) the articles of incorporation, limited liability company agreement, partnership agreement, or other similar organizational document of such Person, (ii) the by-laws or other similar document of such Person, (iii) any certificate of designation or instrument relating to the rights of preferred shareholders or other holders of Capital Stock of such Person, and (iv) any shareholder rights agreement or other similar agreement.

“Palase” shall mean Palase C.V., a special purpose company incorporated under the laws of the Netherlands.

“Palase First Priority Share Pledge Agreement” shall mean the deed of pledge of partnership interests entered into or to be entered into among Amaralina Star Ltd., Melbhouse Park Ltd. and the Collateral Agent.

“Palase Second Priority Share Pledge Agreement” shall mean the deed of pledge of partnership interests entered into or to be entered into among Amaralina Star Ltd., Melbhouse Park Ltd. and the Sponsor in the form attached to the Subordination and Assignment Agreement.

“Parallel Debt” shall have the meaning provided in Section 9.23(b).

“Participant Register” shall have the meaning provided in Section 9.13(d).

“Payment Office” shall mean the office of the Administrative Agent located at 1615 Brett Road - OPS 3, New Castle, DE 19720, or such other office as the Administrative Agent may hereafter designate in writing as such to each of the other parties hereto.

“Penalty Amounts” shall have the meaning provided in Section 2.1(p).

“Permitted Amendments” shall mean Permitted Change Orders and, solely with respect to the obligations of either Borrower set forth in Section 5.25(a), the exceptions thereto as expressly set forth therein.

“Permitted Capital Contributions” shall mean (i) purchases of Equity Interests in either Borrower by the Sponsor or Alperton and (ii) Subordinated Loans.

“Permitted Change Orders” shall have the meaning provided in Section 5.25(b).

“Permitted Investments” shall have the meaning provided in the Accounts Agreement.

Appendix A

“Permitted Lien” shall mean any Lien permitted to be incurred by either Borrower pursuant to Section 5.12.

“Person” shall mean any individual, corporation, limited liability company, company, voluntary association, partnership, joint venture, trust, private or public entity or other enterprises or unincorporated organization or government (or any agency, instrumentality or political subdivision thereof).

“Petrobras” shall mean Petróleo Brasileiro S.A. – Petrobras, a mixed-capital company controlled by the federal government of Brazil.

“Petrobras Acknowledgments” means the Amaralina Star Petrobras Acknowledgment and the Laguna Star Petrobras Acknowledgement.

“Petrobras Consents” means the Amaralina Star Petrobras Consent and the Laguna Star Petrobras Consent.

“Plan” shall mean any pension plan as defined in Section 3(2) of ERISA which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, other than a Multiemployer Plan.

“Plans and Specifications” shall mean the plans and specifications relating to the Projects as set forth in or contemplated by the Building Contracts.

“Pledged Securities” shall mean the Equity Interests pledged pursuant to the First Priority Share Pledge Agreements.

“Podocarpus” shall mean Podocarpus C.V., a special purpose company incorporated under the laws of the Netherlands.

“Podocarpus First Priority Share Pledge Agreement” shall mean the deed of pledge of partnership interests entered into or to be entered into among Laguna Star Ltd., Dorgaly Technologies Inc. and the Collateral Agent.

“Podocarpus Second Priority Share Pledge Agreement” shall mean the deed of pledge of partnership interests entered into or to be entered into among Laguna Star Ltd., Dorgaly Technologies Inc. and the Sponsor in the form attached to the Subordination and Assignment Agreement.

“Pre-Hedging Agreements” shall mean (i) the interest rate swap agreements with a trade date of July 15, 2011 among Banco Santander (Brasil) S.A. (novated to Citibank, N.A on September 29, 2011), BNP Paribas S.A., ING Bank N.V. and Amaralina Star Ltd. (as amended from time to time) and (ii) the interest rate swap agreements with a trade date of July 15, 2011 among Banco Santander (Brasil) S.A. (novated to Citibank, N.A on September 29, 2011), BNP Paribas S.A., ING Bank N.V. and Laguna Star Ltd. (as amended from time to time).

“Principal Obligations” shall have the meaning provided in Section 9.23(a).

Appendix A

“Principal Payment Dates” shall mean the First Repayment Date and the last Business Day of each month in each year thereafter.

“Process Agent” shall have the meaning provided in Section 9.19(b).

“Project Costs” shall mean the Amaralina Star Project Costs and the Laguna Star Project Costs.

“Project Documents” shall mean the Amaralina Star Project Documents and the Laguna Star Project Documents.

“Projects” shall mean, collectively, the Amaralina Star Project and the Laguna Star Project.

“Project Completion Date” shall mean, with respect to each Drilling Unit, the date upon which the conditions set forth in Section 3.5 with respect to such Drilling Unit have been satisfied (or waived by the Lenders).

“Project Participants” shall mean the Building Contractor, the Operators, the Sponsor, Alperton, the Bareboat Charterers, Petrobras, KEXIM, Constellation Services Ltd., each party (other than the Borrowers) to an Additional Material Project Document, and each Replacement Project Participant.

“Project Schedule” shall mean the schedule for achieving the Project Completion Date, in accordance with the Base Case Projections and the Building Contracts.

“Property” shall mean any property of any kind whatsoever, whether movable, immovable, real, personal or mixed and whether tangible or intangible, any right or interest therein or any receivables or credit rights (direitos creditórios).

“Punch List” shall mean reasonable and typical minor punch list items that are pending completion in accordance with the relevant Building Contract.

“Queiroz Galvão Family” shall mean such members of the Queiroz Galvão family as identified in the group structure chart attached as Appendix D.

“QGOG” shall mean Queiroz Galvão Óleo e Gas S.A.

“Recalculation Date” shall have the meaning provided in Section 5.17(c).

“Reais” and the sign “R$” shall each mean freely transferable, lawful money of Brazil.

“Reais Equivalent” shall mean, with respect to any monetary amount in Dollars, at any time for the determination thereof, the amount of Reais obtained by converting the amount of Dollars involved in such computation into Reais at the spot rate at which Dollars are offered for sale to the Administrative Agent against delivery of Reais by the Administrative Agent at approximately 11:00 a.m. (New York City time) on the date of determination thereof. If for any

Appendix A

reason the Reais Equivalent cannot be calculated as provided in the immediately preceding sentence, the Administrative Agent shall calculate the Reais Equivalent on such basis as the Administrative Agent (acting reasonably) deems fair and equitable.

“Reference Banks” shall mean BNP Paribas S.A., Citibank N.A., ING Capital LLC, HSBC Bank USA, National Association and such other Lenders as may be mutually agreed by the Lenders and the Borrowers; provided that, if any such Lender assigns all of its Loans and other rights and obligations under this Agreement and the other Financing Documents to any Assignee in accordance with Section 9.13, such Assignee shall become a replacement “Reference Bank” for purposes of this Agreement, provided further that the Majority Lenders and the Borrowers consent to such replacement; and provided further, that, if any such Lender assigns all of its Loans and other rights and obligations under this Agreement and the other Financing Documents to more than one Assignee in accordance with Section 9.13, a replacement Reference Bank shall be determined in accordance with Section 2.13(b).

“Refund Guarantees” shall mean, collectively, the Amaralina Star Refund Guarantee and the Laguna Star Refund Guarantee.

“Refund Guarantee Prepayment Event” shall mean the making of a claim by either Borrower or the Collateral Agent which it is entitled to make either, (i) against the Building Contractor under any provision of the Building Contract relating to such Borrower’s Drilling Unit which provides for a refund to such Borrower of all amounts previously paid thereunder from such Borrower to the Building Contractor, or (ii) against KEXIM under the applicable Refund Guarantee.

“Register” shall have the meaning provided in Section 8.10.

“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System (or any successor).

“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System (or any successor).

“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System (or any successor).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Material, but excluding emissions from the engine exhaust of any vehicle).

“Relevant Affiliate” shall mean each of the Operators and the Bareboat Charterers.

“Relevant Interbank Market” means the London interbank market.

“Relevant Period” shall mean, with respect to each Borrower, (i) the period from the expected date of the Initial Commercial Operation Date of the Drilling Unit owed by such

Appendix A

Borrower until the final Maturity Date for the Term Loans owed by such Borrower and (ii) solely in connection with the occurrence of a Renewal Event with respect to the Drilling Unit owned by such Borrower, the period from the date of such Renewal Event until the final maturity date for the Term Loans owed by such Borrower as refinanced pursuant to terms and conditions acceptable to all of the Lenders and GIEK.

“Renewal Event” shall mean, with respect to either Drilling Unit, the renewal or replacement of each of the Charter Agreement, the Bareboat Charter Agreement and the Services Agreement in respect of such Drilling Unit by others acceptable to the Lenders, with parties acceptable to the Lenders, for a term and with a daily rate satisfactory to the Lenders in light of market conditions and other circumstances at the time of such renewal or replacement, as the case may be, and so that the payments required to be made under such renewed or replaced Charter Agreements, Bareboat Charter Agreements and Services Agreements during such tenor of the renewed or replaced Charter Agreements, Bareboat Charter Agreements and Services Agreements are enough to cover, during such tenor, the full repayment of the Balloon Payment Obligation owed by the Borrower that is the owner of such Drilling Unit and satisfy requirements, including updated Base Case Projections which shall project, with respect to such Borrower for the Relevant Period, a minimum Debt Service Coverage Ratio for the Calculation Period for each Calculation Date occurring during such Relevant Period of not less than 1.25:1.00, and market condition requirements, satisfactory to the Lenders.

“REPETRO Regime” shall mean the special custom regime granted on the export and import of goods intended for the exploration or production of oil or gas regulated by Articles 458 to 462 of Brazilian Decree No. 6,759, of February 5, 2009, as amended.

“Replacement Project Participant” shall mean, (i) solely with respect to an assignment by either of Tarsus or Manisa of all of its rights, title and interest in, to and under the Project Documents to which it is a party to QGOG in compliance with Section 5.25(a) and Section 5.25(c), QGOG or (ii) with respect to any Project Participant, any Person satisfactory to the Lenders and having credit, or acceptable credit support, equal to or greater than that of the replaced Project Participant on the date that the applicable Project Document was entered into who, pursuant to a definitive agreement reasonably satisfactory to the Required Lenders, assumes the obligations of the replaced Project Participant on terms and conditions no less favorable to the relevant Borrower than those applicable to the replaced Project Participant pursuant to the applicable Project Document.

“Required Hedge Providers” shall mean the Lenders (or any Affiliate thereof) party to the Required Hedging Agreements.

“Required Hedging Agreement” shall have the meaning provided in Section 5.17(a).

“Required Hedging Date” shall have the meaning provided in Section 5.17(a).

“Required Lenders” shall mean Lenders voting at least 66-2/3% of the Combined Exposure with respect to the Loans.

Appendix A

“Reset Date” shall mean, with respect to either Drilling Unit, the last Business Day of any calendar month occurring immediately after the Commercial Operation Date with respect to such Drilling Unit occurring in such calendar month.

“Restoration Work” shall mean the design, engineering, procurement, construction and other work with respect to the Restoration of Affected Property.

“Restore” shall mean, with respect to any Affected Property, to rebuild, repair, restore or replace such Affected Property. The terms “Restoration” and “Restoring” shall have a correlative meaning.

“Retained Termination Amount” shall have the meaning provided in Section 5.17(c).

“Sanctions” shall have the meaning provided in Section 4.24.

“Scheduled Bank Tranche Principal Payments” shall mean the scheduled amounts payable in respect of the principal of the Bank Tranche Loans pursuant to Section 6.1(a)(i) and 6.1(b)(i).

“Scheduled MTI Tranche Principal Payments” shall mean the scheduled amounts payable in respect of the principal of the MTI Tranche Loans pursuant to Section 6.1(a)(ii) and 6.2(b)(ii).

“Scheduled Principal Payments” shall mean the scheduled amounts payable in respect of the principal of the Loans pursuant to Section 6.1(a).

“Second Priority Mortgages” shall mean collectively the Amaralina Star Second Priority Mortgage and the Laguna Star Second Priority Mortgage.

“Second Priority Share Pledge Agreements” shall mean collectively the Amaralina Star Second Priority Share Pledge Agreement, the Laguna Star Second Priority Share Pledge Agreement, the Palase Second Priority Share Pledge Agreement and the Podocarpus Second Priority Share Pledge Agreement.

“Secured Parties” shall mean, collectively, the Agents, the Lenders, the Joint Lead Arrangers and the Required Hedge Providers.

“Security Documents” shall mean, collectively, the following documents:

(i) the General Security Agreement;

(ii) the Accounts Agreement;

(iii) the Subordination and Assignment Agreement;

(iv) the First Priority Share Pledge Agreements;

(v) the Mortgages;

Appendix A

(vi) the Assignment of Insurances;

(vii) the Consent Agreements relating to each of the Project Documents (other than the Project Documents with respect to which such Consent Agreement is not required pursuant to Section 5.30(b));

(viii) all Uniform Commercial Code financing statements and other filings, recordings or registrations required by this Agreement to be filed or made and all notices and acknowledgements required to be given under and in respect of any such Security Document; and

(ix) any other document designated as such by the Administrative Agent and the Borrowers.

“Security Interests” shall mean the Liens on the Collateral or any other collateral purported to be granted to the Collateral Agent for the benefit of one or more of the Secured Parties (or any trustee, sub-agent or other Person acting for or on behalf thereof).

“Semi-annual Calculation Date” shall mean each date, occurring no less than twelve (12) months after the Initial Commercial Operation Date, that is the last day of each of June and December in each year.

“Shareholders” shall mean, collectively, the Sponsor and Alperton.

“Shareholders’ Agreements” means, collectively, the Amaralina Star Shareholders’ Agreement and the Laguna Star Shareholder’s Agreement.

“Services Agreements” means, collectively, the Amaralina Star Services Agreement and the Laguna Star Services Agreement.

“Specified Conditions” shall mean each of the conditions specified in the following Sections: 3.2(a), 3.2(e) and 3.2(f).

“Specified Indebtedness” shall mean Indebtedness, other than the Indebtedness under the Financing Documents and the Subordinated Loans, that is (x) in the aggregate amount of at least three million Dollars ($3,000,000) and that is owed by either Borrower or any Relevant Affiliate (other than QGOG) to any Person or (y) in the aggregate amount of at least ten million Dollars ($10,000,000) and that is owed by either of the Sponsor or QGOG to any Person.

“Sponsor” shall mean Constellation Overseas Ltd, a company limited by shares organized and existing under the laws of the British Virgin Islands.

“Standard & Poor’s” shall mean Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Subordinated Loans” shall mean any loans made by the Sponsor or Alperton to either Borrower, which are subordinated to the claims of the Secured Parties and in which a first-priority security interest has been granted to the Collateral Agent for the benefit of the Secured Parties pursuant to the terms of the relevant Financing Documents.

Appendix A

“Subordination and Assignment Agreement” shall mean the subordination and assignment agreement entered into or to be entered into among the Borrowers, the Sponsor, Alperton, the Bareboat Charterers and the Collateral Agent.

“Subsidiary” shall mean, for any Person, any corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Taking” shall mean any circumstance or event, or series of circumstances or events (including an Expropriation Event), in consequence of which either Drilling Unit or any material portion thereof shall be condemned, nationalized, seized, compulsorily acquired or otherwise expropriated by any Governmental Authority under power of eminent domain or otherwise.

“Tarsus” shall mean Tarsus Serviços de Petróleo Ltda., a sociedade limitada organized under the laws of the Federative Republic of Brazil.

“Taxes” shall have the meaning provided in Section 2.9(a).

“Term Loans” shall mean the Amaralina Star Term Loans and the Laguna Star Term Loans.

“Termination Amounts” shall have the meaning provided in Section 5.17(b).

“Total Commitment” shall mean the aggregate amount of the Commitments of all the Lenders.

“Transaction Documents” shall mean, collectively, the Project Documents and the Financing Documents.

“Transfer” shall have the meaning provided in Section 5.32.

“Undertaking Agreement” shall mean the Undertaking Agreement entered into or to be entered into among the Borrowers, the Sponsor, the Operators, the Administrative Agent, the Offshore Accounts Bank and the Collateral Agent.

“Unpaid Sum” means any sum due and payable but unpaid by either Borrower under the Financing Documents.

Appendix A

“USA Patriot Act” shall have the meaning provided in Section 9.21.

“Uniform Commercial Code” and “UCC” shall mean the Uniform Commercial Code as adopted in any applicable jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.

“Unutilized Contingency Amount” shall mean, for each Capex Budget at any time of determination, the sum of (i) the then unutilized amount of “contingency” indicated in such Capex Budget, such amount initially being eleven million five hundred sixty-nine thousand Dollars ($11,569,000) and (ii) the then unutilized amount of the guaranty obligations of the Sponsor with respect to the applicable Drilling Unit as set forth in Section 2.1(a) of the Equity Support Guaranty in respect of the Borrower that is the owner of such Drilling Unit, such amount initially being thirty-six million three hundred fifty-two thousand thirty-six Dollars ($36,352,036) for the Equity Support Guaranty in respect of Amaralina Star Ltd. and thirty-one million nine hundred sixty thousand one hundred ninety Dollars ($31,960,190) for the Equity Support Guaranty in respect of Laguna Star Ltd.

“Work” shall mean the work to be performed by the Building Contractor under the Building Contracts.

2. Rules of Interpretation. In each Financing Document, unless otherwise indicated:

(a) each reference to, and the definition of, any document (including any Financing Document) shall be deemed to refer to such document as it may be amended, supplemented, revised or modified from time to time in accordance with its terms and, to the extent applicable, the terms of the other Financing Documents;

(b) each reference to a Law or Governmental Approval shall be deemed to refer to such Law or Governmental Approval as the same may be amended, supplemented or otherwise modified from time to time;

(c) any reference to a Person in any capacity includes a reference to its permitted successors and assigns in such capacity and, in the case of any Governmental Authority, any Person succeeding to any of its functions and capacities;

(d) references to days shall refer to calendar days unless Business Days are specified; references to weeks, months or years shall be to calendar weeks, months or years, respectively;

(e) all references to a “Section,” “Appendix,” “Annex,” “Schedule” or “Exhibit” are to a Section of such Financing Document or to an Appendix, Annex, Schedule or Exhibit attached thereto;

(f) the table of contents and Section headings and other captions therein are for the purpose of reference only and do not affect the interpretation of such Financing Document;

Appendix A

(g) defined terms in the singular shall include the plural and vice versa, and the masculine, feminine or neuter gender shall include all genders;

(h) the words “hereof”, “herein” and “hereunder”, and words of similar import, when used in any Financing Document, shall refer to such Financing Document as a whole and not to any particular provision of such Financing Document;

(i) the words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”;

(j) where the terms of any Financing Document require that the approval, opinion, consent or other input of any Secured Party be obtained, such requirement shall be deemed satisfied only where the requisite approval, opinion, consent or other input is given by or on behalf of such Secured Party in writing;

(k) where the terms of any Financing Document require or permit any action to be taken by any Secured Party, such action shall be taken strictly in accordance with the applicable provisions of such Financing Document; and

(l) any reference to a document shall be deemed to include all exhibits, annexes, appendices and schedules thereto.

APPENDIX B-1

to

Credit Agreement

AMARALINA STAR BANK TRANCHE PRINCIPAL PAYMENTS

Installment	Dollars
1	10.07%
2	0.40%
3	0.51%
4	0.50%
5	0.54%
6	0.51%
7	0.55%
8	0.55%
9	0.51%
10	0.55%
11	0.61%
12	0.65%
13	0.66%
14	0.54%
15	0.67%
16	0.65%
17	0.69%
18	0.66%
19	0.71%
20	0.71%
21	0.67%
22	0.72%
23	0.77%
24	0.82%
25	0.83%
26	0.70%
27	0.84%
28	0.82%
29	0.87%
30	0.83%
31	0.88%
32	0.89%
33	0.85%
34	0.90%
35	0.86%
36	0.92%

Appendix B-1

37	0.93%
38	0.83%
39	0.94%
40	0.91%
41	0.97%
42	0.92%
43	0.98%
44	0.99%
45	0.95%
46	1.00%
47	0.96%
48	1.02%
49	1.03%
50	0.88%
51	1.04%
52	1.01%
53	1.07%
54	1.03%
55	1.09%
56	1.10%
57	1.05%
58	1.12%
59	1.07%
60	1.14%
61	1.15%
62	0.99%
63	1.17%
64	1.13%
65	1.20%
66	1.15%
67	1.22%
68	1.23%
69	1.18%
70	1.25%
Balloon Payment (to be paid concurrently with Installment 70)	29.89%

APPENDIX B-2

to

Credit Agreement

AMARALINA STAR MTI TRANCHE PRINCIPAL PAYMENTS

Installment	Dollars
1	1.03%
2	1.03%
3	1.03%
4	1.03%
5	1.03%
6	1.03%
7	1.03%
8	1.03%
9	1.03%
10	1.03%
11	1.03%
12	1.03%
13	1.03%
14	1.03%
15	1.03%
16	1.03%
17	1.03%
18	1.03%
19	1.03%
20	1.03%
21	1.03%
22	1.03%
23	1.03%
24	1.03%
25	1.03%
26	1.03%
27	1.03%
28	1.03%
29	1.03%
30	1.03%
31	1.03%
32	1.03%
33	1.03%
34	1.03%
35	1.03%
36	1.03%

APPENDIX B-2

37	1.03%
38	1.03%
39	1.03%
40	1.03%
41	1.03%
42	1.03%
43	1.03%
44	1.03%
45	1.03%
46	1.03%
47	1.03%
48	1.03%
49	1.03%
50	1.03%
51	1.03%
52	1.03%
53	1.03%
54	1.03%
55	1.03%
56	1.03%
57	1.03%
58	1.03%
59	1.03%
60	1.03%
61	1.03%
62	1.03%
63	1.03%
64	1.03%
65	1.03%
66	1.03%
67	1.03%
68	1.03%
69	1.03%
70	1.03%
71	1.03%
72	1.03%
73	1.03%
74	1.03%
75	1.03%
76	1.03%

APPENDIX B-2

77	1.03%
78	1.03%
79	1.03%
80	1.03%
81	1.03%
82	1.03%
83	1.03%
84	1.03%
85	1.03%
86	1.03%
87	1.03%
88	1.03%
89	1.03%
90	1.03%
91	1.03%
92	1.03%
93	1.03%
94	1.03%
95	1.03%
96	1.03%
97	1.03%

APPENDIX B-3

to

Credit Agreement

LAGUNA STAR BANK TRANCHE PRINCIPAL PAYMENTS

Installment	Dollars
1	10.01%
2	0.49%
3	0.53%
4	0.49%
5	0.53%
6	0.53%
7	0.50%
8	0.54%
9	0.51%
10	0.55%
11	0.64%
12	0.53%
13	0.65%
14	0.63%
15	0.68%
16	0.64%
17	0.69%
18	0.70%
19	0.66%
20	0.71%
21	0.67%
22	0.72%
23	0.81%
24	0.68%
25	0.83%
26	0.80%
27	0.85%
28	0.81%
29	0.87%
30	0.88%
31	0.83%
32	0.89%
33	0.85%
34	0.90%
35	0.91%
36	0.82%

APPENDIX B-3

37	0.92%
38	0.90%
39	0.95%
40	0.91%
41	0.97%
42	0.98%
43	0.93%
44	0.99%
45	0.95%
46	1.00%
47	1.01%
48	0.86%
49	1.03%
50	1.00%
51	1.06%
52	1.01%
53	1.07%
54	1.08%
55	1.04%
56	1.10%
57	1.06%
58	1.12%
59	1.13%
60	0.97%
61	1.15%
62	1.12%
63	1.19%
64	1.14%
65	1.21%
66	1.22%
67	1.17%
68	1.24%
69	1.19%
70	1.26%
Balloon Payment (to be paid concurrently with Installment 70)	29.74%

APPENDIX B-4

to

Credit Agreement

LAGUNA STAR MTI PRINCIPAL PAYMENTS

Installment	Dollars
1	1.03%
2	1.03%
3	1.03%
4	1.03%
5	1.03%
6	1.03%
7	1.03%
8	1.03%
9	1.03%
10	1.03%
11	1.03%
12	1.03%
13	1.03%
14	1.03%
15	1.03%
16	1.03%
17	1.03%
18	1.03%
19	1.03%
20	1.03%
21	1.03%
22	1.03%
23	1.03%
24	1.03%
25	1.03%
26	1.03%
27	1.03%
28	1.03%
29	1.03%
30	1.03%
31	1.03%
32	1.03%
33	1.03%
34	1.03%
35	1.03%
36	1.03%

APPENDIX B-4

37	1.03%
38	1.03%
39	1.03%
40	1.03%
41	1.03%
42	1.03%
43	1.03%
44	1.03%
45	1.03%
46	1.03%
47	1.03%
48	1.03%
49	1.03%
50	1.03%
51	1.03%
52	1.03%
53	1.03%
54	1.03%
55	1.03%
56	1.03%
57	1.03%
58	1.03%
59	1.03%
60	1.03%
61	1.03%
62	1.03%
63	1.03%
64	1.03%
65	1.03%
66	1.03%
67	1.03%
68	1.03%
69	1.03%
70	1.03%
71	1.03%
72	1.03%
73	1.03%
74	1.03%
75	1.03%
76	1.03%

APPENDIX B-4

77	1.03%
78	1.03%
79	1.03%
80	1.03%
81	1.03%
82	1.03%
83	1.03%
84	1.03%
85	1.03%
86	1.03%
87	1.03%
88	1.03%
89	1.03%
90	1.03%
91	1.03%
92	1.03%
93	1.03%
94	1.03%
95	1.03%
96	1.03%
97	1.03%

APPENDIX C

to

Credit Agreement

INSURANCE PROVISIONS

A. Construction Phase

1.	Construction ‘All Risks’

Insured Parties:	The Borrowers and other interested parties, including construction contractors, subcontractors, manufacturers, suppliers, consultants and engineers as their respective interests may appear.

Insured Property:	The assets to be known as Amaralina Star and Laguna Star

Period of Insurance:	From the Effective Date and until the Amaralina Star Shipyard Delivery Date or the Laguna Star Shipyard Delivery Date, as applicable, and attachment of the operational insurance

Scope of cover:	‘All risks’ of physical loss or damage from any cause not otherwise excluded.

Sum Insured:	The full Contract Price

Maximum Deductible:	According to market practice and in any case not greater than USD 2,500,000

Geographical limits:	Worldwide and limited as required provided the geographical limits are always sufficient to cover the construction and parts / property destined for the construction.

B. - I Operational Phase (to be procured by the Borrowers)

1.	Hull & Machinery/ Increased Value/War Risks

Principal Assured:	The Borrowers;

Others Assureds:	Petrobras
Each for their respective rights and interests.

Insured Property:	The assets to be known as Amaralina Star and Laguna Star

Period of Insurance:	From the Amaralina Star Shipyard Delivery Date or the Laguna Star Shipyard Delivery Date, as applicable, until repayment in full of all money under this Agreement.

Scope of Cover:	“All risks” of physical loss or damage, machinery damage and war risks, from any cause not otherwise excluded

Sum Insured:	In respect of each vessel individually, the higher of (a) the lowest of the two market valuations and (b) 115% of the total loan amount outstanding.

Maximum Deductibles:	According to market practice and in any case not greater than USD 10,000,000

Geographical Limits:	Not wider than: (a) worldwide subject to any mandatory limitations or (b) the geographical limits being sufficient to comply with the operating contract.

2.	Protection and Indemnity

Insured Parties:	The Borrowers

Other Assureds:	Petrobras

Insured Property:	The assets to be known as Amaralina Star and Laguna Star

Period of Insurance:	As per the Property Damage Section 1 above

Scope of Cover:	Indemnity against the Insured Parties legal liability to third parties for death, bodily injury or damage to property arising out of the operation of the Facilities including pollution risks

Limit of Liability	Not less than USD300,000,000, subject always to any mandatory sub limits imposed by the International Group of Protection and Indemnity Associations.

B. - II Operation Phase (to be procured by Lenders)

3.	Mortgagees’ Interest Insurance

Insured Parties:	The Lenders as Mortgagees

Insured Property:	The assets to be known as Amaralina Star and Laguna Star

Period of Insurance:	From the date on which the Lenders have an insurable interest, being the date the Mortgages are registered following drawdown and until repayment in full of all money under this Agreement.

Scope of Cover:	Indemnity for loss resulting from loss or damage to or liability arising out of the operation of the asset in the event of avoidance of liability under the policies in respect of Hull and Machinery / Increased Value / War Risks and/or Protection and Indemnity.

Limit of Liability:	Outstanding loan amount x 115%, it being understood and agreed that this insurance is to be arranged by the Insurance Advisor on the basis of premium payable on the outstanding loan amount for each policy year with the ability to recover up to 115% of the proven outstanding loan amount in the event of a loss.

C. Lenders Interest Endorsements (applicable to Operational phase only)

1.	Assignment

“The Insurers will acknowledge that pursuant to (i) the Credit Agreement and (ii) other documents executed in connection therewith, each Borrower assigned absolutely to the Collateral Agent, all of its rights, title and interest in and to the insurance and all benefits thereof including all claims of whatsoever nature thereunder.”

2. Loss Payee Provisions

(a)	The hull & machinery / increase value and war risks during the operational phase, in respect of losses for all claim payments are payable into the relevant Borrower’s Offshore Loss Proceeds Account.

(b)	In respect of protection and indemnity insurance, all claim payments shall be paid directly to the claimant who has incurred the liability to which such claim relates or to the Collateral Agent for deposit into the relevant Borrower’s Offshore Proceeds Account to the extent of the amounts expended by such Borrower to discharge such liability.

D. Broker’s Letter of Undertaking

[Date]

NAME AND ADDRESS OF BANK

Dear Sirs,

Vessels:

Owners

We confirm in our capacity as insurance brokers that we have effected insurances for the account of the above Owners as set out in Appendix “A” attached.

Pursuant to instructions received from the Owners and/or their authorized Manager or Agents and in consideration of your approving us as the appointed Brokers in connection with the insurances covered by this letter, we hereby undertake:-

1) To hold the Insurance Slips or Contracts, the Policies when issued, and any renewals of such Policies or new Policies or any Policies substituted therefor with your consent and the benefit of the insurances thereunder to your order in accordance with the terms of the Loss Payable Clause set out in Appendix “B” attached; and

2) To arrange for the said Loss Payable Clause to be included on the policies when applicable; and

3) To have endorsed on each and every Policy as and when the same is issued a Notice of Assignment in the form of Appendix “C” hereto dated and signed by the Owners and acknowledged by Underwriters; and

4) To advise you promptly if we cease to be the Broker for the Owners or in the event of any material changes of which we are aware affecting the said insurance; and

5) Following a written application received from you not later than one month before expiry of these insurances to notify you within fourteen days of the receipt of such application in the event of our not having received notice of renewal instructions from the Owners and/or their authorised Managers or Agents, and in the event of our receiving instructions to renew to advise you promptly of the details thereof; and

6) To forward to you promptly any notices of cancellation that we receive from Underwriters.

If and when we are responsible for the payment of premium to underwriters, our above undertakings are given subject to our lien on the policies for premium and subject to our right of cancellation on default in premium payment of such premiums but we undertake not to exercise such right of cancellation without giving you ten days notice in writing either by letter or electronically transmitted message and a reasonable opportunity for you to pay any premiums outstanding.

It is understood and agreed that the operation of any Automatic Termination of Cover, Cancellation or Amendment Provisions contained in the policy conditions shall override any undertakings given by us as Brokers.

Notwithstanding the terms of the said Loss Payable Clause(s) and the said Notice of Assignment, unless and until we receive written notice from you to the contrary, we shall be empowered to arrange a collision and/or salvage guarantee to be given in the event of bail being required in order to prevent the arrest of the Vessel or to secure the release of the Vessel from arrest following a casualty. Where a guarantee has been given as aforesaid and the guarantor has paid any sum under the guarantee in respect of such claim, there shall be payable directly to the guarantor out of the proceeds of the said Insurance Policies a sum equal to sum so paid.

In the event the vessel(s) to which this applies is insured as part of a fleet policy it is further agreed that our lien is limited to the vessel governed by this letter and will not extend to any premium outstanding on any other vessels insured on the same fleet policy.

This Undertaking shall always be governed by and construed in accordance with English law and any disputes arising out of or in any connected with this undertaking shall be submitted to the exclusive jurisdiction of the English courts.

APPENDIX D

to

Credit Agreement

QUEIROZ GALVÃO FAMILY GROUP STRUCTURE CHART

As of the Effective Date

SCHEDULE 4.2

to

Credit Agreement

FINANCING-RELATED FILINGS, ETC.

Type of Authorization, Consent Approval, Notice or Filing	Governmental Authority or other Person

UCC-1 Financing Statement (Amaralina Star Ltd.)	Recorder of Deeds, Washington, DC

UCC-1 Financing Statement (Laguna Star Ltd.)	Recorder of Deeds, Washington, DC

UCC-1 Financing Statement (Palase)	Recorder of Deeds, Washington, DC

UCC-1 Financing Statement (Podocarpus)	Recorder of Deeds, Washington, DC

Application for registration of particulars of the General Security Agreement (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Subordination and Assignment Agreement (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Amaralina Star First Priority Share Pledge Agreements (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Laguna Star First Priority Share Pledge Agreements (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Palase First Priority Share Pledge Agreement (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Podocarpus First Priority Share Pledge Agreement (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Assignment of Insurances (Description of Charge Form)	BVI Registrar of Corporate Affairs
Application for registration of particulars of the Accounts Agreement (Description of Charge Form)	BVI Registrar of Corporate Affairs

SCHEDULE 4.3

to

Credit Agreement

CAPITALIZATION

Amaralina Star Ltd.

Authorized Capital: 50,000 shares with a par value of $1.00 per share.

Holder	Equity Interest	Amount of Issued Capital

Constellation Overseas Ltd.	shares	$550

Alperton Capital Ltd.	shares	$450

Laguna Star Ltd.

Authorized Capital: 50,000 shares with a par value of $1.00 per share.

Holder	Equity Interest	Amount of Issued Capital

Constellation Overseas Ltd.	shares	$550

Alperton Capital Ltd.	shares	$450

SCHEDULE 4.6

to

Credit Agreement

GOVERNMENTAL APPROVALS

A.	GOVERNMENTAL APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING DATE

(a)	Brazil:

(i)	There are no Governmental Approvals applicable in Brazil prior to the Closing Date.

(b)	Panama:

(i)	Provisional enrollment and issuance of Provisional Navigation Patent and Radio License by the Shipping Bureau of the Panama Maritime Authority with respect to the Amaralina Star Drilling Unit;

(ii)	Provisional enrollment and issuance of Provisional Navigation Patent and Radio License by the Shipping Bureau of the Panama Maritime Authority with respect to the Laguna Star Drilling Unit;

(iii)	Filing of corporate registry certificate of change of name of owner to Amaralina Star Ltd. and issuance of new Provisional Navigation Patent and Radio License in respect to the Amaralina Star Drilling Unit with the Shipping Bureau of the Panama Maritime Authority; and

(iv)	Filing of corporate registry certificate of change of name of owner to Laguna Star Ltd. and issuance of new Provisional Navigation Patent and Radio License in respect to the Laguna Star Drilling Unit with the Shipping Bureau of the Panama Maritime Authority.

B.	GOVERNMENTAL APPROVALS NOT REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING DATE

(a)	Brazil:

(i)	Registration of Palase before CADEMP (Cadastro de Empresas da Área DECEC) of the Brazilian Central Bank (“Central Bank”);

(ii)	Registration of Podocarpus before CADEMP (Cadastro de Empresas da Área DECEC) of the Central Bank;

(iii)	Federal Tax ID (Cadastro Nacional de Pessoa Jurídica) for Palase;

(iv)	Federal Tax ID (Cadastro Nacional de Pessoa Jurídica) for Podocarpus;

Schedule 4.6

(v)	Registration of the financial terms and conditions of the Amaralina Star Charter Agreement with the Central Bank electronic registry of financial transactions (Registro de Operações Financeiras - ROF) (“Central Bank Registration”);

(vi)	Central Bank Registration of the Laguna Star Charter Agreement;

(vii)	Filing under the Central Bank Registration of a schedule of payments (esquema de pagamentos) due under the Amaralina Star Charter Agreement;

(viii)	Filing under the Central Bank Registration of a schedule of payments (esquema de pagamentos) due under the Laguna Star Charter Agreement;

(ix)	All approvals and registrations in connection with the REPETRO regime (Regime Aduaneiro Especial de Exportação e Importação de Bens Destinados às Atividades de Pesquisa e de Lavra das Jazidas de Petróleo e Gás Natural), including:

a.	Registration of the Import Declaration of the Amaralina Star Drilling Unit on SISCOMEX (Declaração de Importação formulada no Sistema Integrado de Comércio Exterior (Siscomex));

b.	Registration of the Import Declaration of the Laguna Star Drilling Unit on SISCOMEX (Declaração de Importação formulada no Sistema Integrado de Comércio Exterior (Siscomex));

c.	Registrations with the Federal Tax Authority (habilitação pela Secretaria da Receita Federal - SRF );

d.	Concession of the temporary admission regime with respect to the Amaralina Star Drilling Unit (Deferimento do Requerimento de Concessão do Regime (RCR) de Admissão Temporária);

e.	Concession of the temporary admission regime with respect to the Laguna Star Drilling Unit (Deferimento do Requerimento de Concessão do Regime (RCR) de Admissão Temporária);

(x)	Registration of each Drilling Unit with, and pertinent approvals and permits from, Brazilian naval and air authorities including, inter alia, helipad registration and certification by the Diretoria de Portos e Costas, the “AIT” (Atestado de Inscrição Temporária de Embarcação Estrangeira), and the Ordinance of Helipad Homologation issued by Agência Nacional de Aviação Civil (ANAC); and

Schedule 4.6

(xi)	Clearances relating to inspections by workers’ safety authorities (Ministério do Trabalho) in connection with the operation of the Drilling Units.

(b)	Panama:

(i)	Issuance of the Statutory Navigation Patent and Radio License in respect of the Amaralina Star Drilling Unit in the name of Amaralina Star Ltd. with the Shipping Bureau of the Panama Maritime Authority;

(ii)	Issuance of the Statutory Navigation Patent and Radio License in respect of the Laguna Star Drilling Unit in the name of Laguna Star Ltd. with the Shipping Bureau of the Panama Maritime Authority;

(iii)	Preliminary registration of the title of ownership of the Amaralina Star Drilling Unit in the name of Amaralina Star Ltd. with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(iv)	Preliminary registration of the title of ownership of the Laguna Star Drilling Unit in the name of the Laguna Star Ltd. with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(v)	Permanent registration of the title of ownership in respect of the Amaralina Star Drilling Unit in the name of Amaralina Star Ltd. with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(vi)	Permanent registration of the title of ownership in respect of the Laguna Star Drilling Unit in the name of Laguna Star Ltd. with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(vii)	Preliminary registration of the Amaralina Star Mortgage with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(viii)	Preliminary registration of the Laguna Star Mortgage with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority; and

(ix)	Permanent registration of the Amaralina Star Mortgage with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

Schedule 4.6

(x)	Permanent registration of the Laguna Star Mortgage with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority; and

(xi)	Issuance of a Tax Free Certificate with respect to each Drilling Unit by the Panamanian Shipping Bureau for the permanent registration of the Amaralina Star Mortgage and Laguna Star Mortgage.

(c)	British Virgin Islands:

(i)	Application for registration of particulars of the Amaralina Star Mortgage (Description of Charge Form) with the BVI Registrar of Corporate Affairs; and

(ii)	Application for registration of particulars of the Laguna Star Mortgage (Description of Charge Form) with the BVI Registrar of Corporate Affairs.

EXHIBIT A

to

Credit Agreement

[FORM OF NOTICE OF BORROWING]

NOTICE OF BORROWING

[Date]1

HSBC Bank USA, National Association,

    as Administrative Agent for the Lenders

    party to the Credit Agreement referred to below

452 Fifth Avenue

New York, NY 10018

Attention:

Ladies and Gentlemen:

The undersigned, [Amaralina Star Ltd.] [Laguna Star Ltd.], refers to the Credit Agreement dated as of March 27, 2012 (as amended from time to time, the “Credit Agreement,” the terms defined therein being used herein as therein defined), among the undersigned, [Amaralina Star Ltd.] [Laguna Star Ltd.], certain lenders party thereto (the “Lenders”), HSBC Bank USA, National Association as Collateral Agent and you as Administrative Agent, and hereby gives you notice, irrevocably, pursuant to Section 3.2(a) of the Credit Agreement, that the undersigned hereby requests a Borrowing of [Amaralina Star Bank Tranche Loans] [Amaralina Star MTI Tranche Loans] [Laguna Star Bank Tranche Loans] [Laguna Star MTI Tranche Loans] under the Credit Agreement, and in that connection sets forth below the information relating to such Borrowing (the “Proposed Borrowing”) as required by Section 3.2(a) of the Credit Agreement:

(i) The Business Day of the Proposed Borrowing is [—].

(ii) The aggregate principal amount of the Proposed Borrowing is $ [—].

(iii) The proceeds of the Proposed Borrowing are to be deposited into [Amaralina Star Ltd.] [Laguna Star Ltd.]’s Offshore Construction and Penalty Account.

(iv) [The initial Interest Period for the Proposed Borrowing is [one month] [two months] [three months] [six months]].2

[1]	At least three (3) Business Days prior to the date of Proposed Borrowing.
[2]	To be included in the Notice of Borrowing in respect of the first Borrowing of Loans by the relevant Borrower.

Exhibit A

This Notice of Borrowing covers the payment of [Amaralina Star] [Laguna Star] Project Costs which have been paid, are due and payable, or, to the best of [Amaralina Star Ltd.] [Laguna Star Ltd.]’s knowledge and belief, will become due and payable during the thirty (30)-day period beginning on the Disbursement Date (the “Construction Period”).

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Borrowing both before and after giving effect to the application of the proceeds thereof:

(A) each of the conditions precedent contained in [Section 3.1,]3 Section 3.2, [Section 3.3]4 and [Section 3.4]5 of the Credit Agreement has been fully satisfied;

(B) the representations and warranties contained in Section 4 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (or if expressly stated to have been made as of an earlier date, were true and correct as of such date); and

(C) no Default or Event of Default has occurred and is continuing, or would result from such Proposed Borrowing or from the application of the proceeds thereof.

The undersigned herby further certifies as follows:

(A) Set forth on Schedule 1 attached hereto is the following information: (a) the name of each Person to whom any payment is to be made from the amounts described in paragraph 1 above, (b) an accurate description of the work performed or to be performed, services rendered or to be rendered, materials, equipment or supplies delivered or to be delivered, the Construction Milestones completed [or to be completed]6 or such other purpose for which each such payment was or is to be made, (c) the aggregate amount of each such payment, and (d) the proposed date of each such payment.

(B) Attached hereto as Attachment I are copies of all invoices and payment requests under the relevant Project Documents with respect to each item set forth on Schedule 1 [(unless otherwise stated therein)]7 and, in the case of any amount set forth on Schedule 1 payable to the Building Contractor, a true and complete copy of the applicable progress report and payment request submitted to [Amaralina Star Ltd.] [Laguna Star Ltd.] by the Building Contractor (other than, in each case, any such invoices, payment requests and progress reports reasonably expected to be received by [Amaralina Star Ltd.] [Laguna Star Ltd.] during the Construction Period).

[3]	Include in the Notice of Borrowing for the first Disbursement only.
[4]	For MTI Tranche Loans only.
[5]	For Bank Tranche Loans only.
[6]	Include in the Notice of Borrowing for the final Disbursement only.
[7]	Insert if applicable.

Exhibit A

(C) The Project Costs for which payment is requested under this Notice of Borrowing have not been the basis for any prior Notice of Borrowing by [Amaralina Star Ltd.] [Laguna Star Ltd.] [No payment is requested under this Notice of Borrowing for a Construction Milestone not yet completed in accordance with the terms of the Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit.]8 Furthermore, the proceeds of all Borrowings as of the date hereof have been applied to pay Project Costs listed on the applicable Notice of Borrowing with respect to which such amounts were drawn [or to the Project Costs listed in Schedule 2]9, and copies of invoices and payment requests under the relevant Project Documents have been provided with respect to all Project Costs paid with respect to the proceeds of Borrowings as of the date hereof.

Very truly yours,

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

By:
Name:
Title:

[8]	May be omitted from the Notice of Borrowing for the final Disbursement only.
[9]	Insert if applicable.

SCHEDULE 1

to

Exhibit A

(Notice of Borrowing)

Name of Payee	Purpose	Amount of Payment	Date of Payment

ATTACHMENT I

to

Exhibit A

(Notice of Borrowing)

INVOICES AND CONTRACTOR’S PAYMENT APPLICATION

[To be attached.]

EXHIBIT B-1

to

Credit Agreement

[FORM OF BANK TRANCHE NOTE]

PROMISSORY NOTE

U.S. $[—]	New York, New York
[Date]

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.], a business company organized and existing under the laws of the British Virgin Islands, FOR VALUE RECEIVED, hereby promises to pay to [—] or registered assigns (the [“Amaralina Star Bank Tranche Lender”] [“Laguna Star Bank Tranche Lender”]), for the account of its Applicable Lending Office (as defined in the Credit Agreement), in accordance with the Credit Agreement referred to below, the principal sum of [—], or so much thereof as shall constitute [Amaralina Star] [Laguna Star] Bank Tranche Loans (as defined in the Credit Agreement) which have been lent to [Amaralina Star Ltd.] [Laguna Star Ltd.] by, and remain outstanding to, the [Amaralina Star] [Laguna Star] Bank Tranche Lender pursuant to the Credit Agreement referred to below, in lawful money of the United States of America (in freely transferable U.S. dollars and in immediately available funds) on the dates and in the principal amounts provided in the Credit Agreement.

[Amaralina Star Ltd.] [Laguna Star Ltd.] promises also to pay interest on the unpaid principal amount hereof in like money from the date hereof until paid in full at the rate per annum which shall be determined in accordance with the provisions of the Credit Agreement, said interest to be payable at the times and at the place provided for in the Credit Agreement.

This Note is one of the Notes referred to in the Credit Agreement dated as of March 27, 2012 among Amaralina Star Ltd., Laguna Star Ltd., the [Amaralina Star Bank Tranche Lender] [Laguna Star Bank Tranche Lender], the other financial institutions party thereto as Lenders, HSBC Bank USA, National Association, as Administrative Agent and HSBC Bank USA, National Association, as Collateral Agent (as from time to time in effect, the “Credit Agreement”) and is entitled to the benefits thereof. This Note is secured by the Security Documents (as defined in the Credit Agreement). This Note is subject to repayment and prepayment, in whole or in part, as specified in the Credit Agreement.

In case an Event of Default (as defined in the Credit Agreement) shall occur and be continuing, the principal of and accrued interest on this Note (or so much of such principal amount as shall constitute the [Amaralina Star] [Laguna Star] Bank Tranche Loans that have been lent to [Amaralina Star Ltd.] [Laguna Star Ltd.] by, and remain outstanding to, the [Amaralina Star Bank Tranche Lender] [Laguna Star Bank Tranche Lender] pursuant to the Credit Agreement) may be declared to be due and payable in the manner and with the effect provided in the Credit Agreement.

Exhibit B-1

[Amaralina Star Ltd.] [Laguna Star Ltd.] hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

THIS PROMISSORY NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

By:
Name:
Title:

ACKNOWLEDGED BY:	[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

By:
Name:
Title:

EXHIBIT B-2

to

Credit Agreement

[FORM OF MTI TRANCHE NOTE]

PROMISSORY NOTE

U.S. $[—]	New York, New York
[Date]

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.], a business company organized and existing under the laws of the British Virgin Islands, FOR VALUE RECEIVED, hereby promises to pay to MTI ASA or its registered assigns (“MTI”), for the account of its Applicable Lending Office (as defined in the Credit Agreement), in accordance with the Credit Agreement referred to below, the principal sum of [—], or so much thereof as shall constitute [Amaralina Star] [Laguna Star] MTI Tranche Loans (as defined in the Credit Agreement) which have been lent to [Amaralina Star Ltd.] [Laguna Star Ltd.] by, and remain outstanding to, MTI pursuant to the Credit Agreement referred to below, in lawful money of the United States of America (in freely transferable U.S. dollars and in immediately available funds) on the dates and in the principal amounts provided in the Credit Agreement.

[Amaralina Star Ltd.] [Laguna Star Ltd.] promises also to pay interest on the unpaid principal amount hereof in like money from the date hereof until paid in full at the rate per annum which shall be determined in accordance with the provisions of the Credit Agreement, said interest to be payable at the times and at the place provided for in the Credit Agreement.

This Note is one of the MTI Tranche Notes referred to in the Credit Agreement dated as of March 27, 2012 among Amaralina Star Ltd., Laguna Star Ltd., MTI, the other financial institutions party thereto as Lenders, HSBC Bank USA, National Association, as Administrative Agent and HSBC Bank USA, National Association, as Collateral Agent (as from time to time in effect, the “Credit Agreement”) and is entitled to the benefits thereof. This Note is secured by the Security Documents (as defined in the Credit Agreement). This Note is subject to repayment and prepayment, in whole or in part, as specified in the Credit Agreement.

In case an Event of Default (as defined in the Credit Agreement) shall occur and be continuing, the principal of and accrued interest on this Note (or so much of such principal amount as shall constitute the [Amaralina Star] [Laguna Star] MTI Tranche Loans that have been lent to [Amaralina Star Ltd.] [Laguna Star Ltd.] by, and remain outstanding to, MTI pursuant to the Credit Agreement) may be declared to be due and payable in the manner and with the effect provided in the Credit Agreement.

[Amaralina Star Ltd.] [Laguna Star Ltd.] hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

Exhibit B-2

THIS PROMISSORY NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

By:
Name:
Title:

ACKNOWLEDGED BY:	[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

By:
Name:
Title:

EXHIBIT C

to

Credit Agreement

[FORM OF INDEPENDENT ENGINEER’S CERTIFICATE]

INDEPENDENT ENGINEER’S CERTIFICATE

Date:

Re: Notice of Borrowing No.

To:	HSBC Bank USA, National Association,

as Administrative Agent for the Lenders

party to the Credit Agreement referred to below

452 Fifth Avenue

New York, NY 10018

Re:	[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

[NAME OF INDEPENDENT ENGINEER], acting as the “Independent Engineer” under the Credit Agreement defined below, hereby submits this Certificate in connection with the proposed Disbursement of Loans pursuant to the Credit Agreement.

Except as otherwise defined herein, capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement, dated as of March 27, 2012, among Amaralina Star Ltd., Laguna Star Ltd. (together with Amaralina Star Ltd., the “Borrowers”), the Lenders from time to time party thereto, HSBC Bank USA, National Association, as Administrative Agent and HSBC Bank USA, National Association, as Collateral Agent (as in effect on the date hereof, the “Credit Agreement”).

The Independent Engineer has discussed all matters believed pertinent to this Certificate and the Independent Engineer Report (enclosed hereto) with [Amaralina Star Ltd.] [Laguna Star Ltd.], the Building Contractor and/or any other third party as the Independent Engineer has deemed appropriate, and has made such inspections, site visits, reviews, examinations and investigations as the Independent Engineer believed were reasonably necessary to establish the accuracy of this Certificate and the Independent Engineer Report. On the basis of the foregoing and on the understanding and belief that the Independent Engineer has been provided with true, correct and complete information from such other parties as to the matters covered by this Certificate and the Independent Engineer Report, the Independent Engineer hereby certifies, in its professional opinion, as of the date hereof, that:

1. The individual executing this Certificate is a duly authorized representative of the Independent Engineer, authorized to execute and deliver this Certificate on behalf of the Independent Engineer.

Exhibit C

2. The Independent Engineer has performed its review of the Notice of Borrowing referenced above (the “Notice of Borrowing”), including the invoices attached thereto, in a professional manner using sound project management and supervisory principles and procedures and in accordance with the standards of care practiced by leading consulting engineers in performing similar tasks on like projects. The Independent Engineer represents that it has the required skills and capacity to perform its services in the foregoing manner.

3. The Independent Engineer has received all information it has requested relating to the Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit and any other Transaction Document and has no reason to believe that any of the information is untrue, incorrect or incomplete.

4. With respect to the Notice of Borrowing, the Independent Engineer has no reason to believe, except as may be noted below, that any statement made by [Amaralina Star Ltd.] [Laguna Star Ltd.] in the Notice of Borrowing is not true.

5. The [Amaralina Star] [Laguna Star] Drilling Unit is being built in all material respects in accordance with the applicable Plans and Specifications and in accordance with the specifications and requirements for the acceptance of the [Amaralian Star] [Laguna Star] Drilling Unit by Petrobras pursuant to the terms of the Charter Agreement and Services Agreements with respect to such Drilling Unit and the quality of the Work completed to date is in accordance with the Building Contract in respect of such Drilling Unit, subject to the following:

6. With respect to the amount requested in the Notice of Borrowing pertaining to any element of the Work performed and/or any Construction Milestone achieved under the Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit, (a) the Building Contractor has already been paid such amount, or is entitled to receive such amount as of the date hereof, pursuant to the terms of the Building Contract with respect [Amaralina Star] [Laguna Star] Drilling Unit, (b) each such element has been completed and/or such Construction Milestone has been achieved and (c) except as noted below, all such Work and each such Construction Milestone have been satisfactorily completed in all material respects.

Exhibit C

Element Not Completed	Value

7. The expenditures contemplated by the Notice of Borrowing set forth below are [or, in the case of the Disbursements to be made on the First Disbursement Date, were] contemplated by the line item of the Capex Budget with respect to the [Amaralina Star] [Laguna Star] Drilling Unit specified below opposite each such expenditure. Such payments, when added to other such payments previously authorized, represent the percentage specified below of the aggregate amount of such payments provided for in the applicable Capex Budget.

Expenditure	Line Item	Percentage

%

%

8. It is the professional opinion of the undersigned that the Commercial Operation Date with respect to the [Amaralina Star] [Laguna Star] Drilling Unit will occur on or prior to                 ,     1.

9. It is the professional opinion of the undersigned that the amount required to achieve the Delivery Date with respect to the [Amaralina Star] [Laguna Star] Drilling Unit is consistent with the current applicable Capex Budget taking into account provisions for contingencies and any additional equity committed to [Amaralina Star Ltd.] [Laguna Star Ltd.].

10. The Independent Engineer has no reason to believe that the Building Contractor has failed to perform on a timely basis any material obligation under the relevant Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit as of the date hereof, except as may be noted below. The Independent Engineer has no reason to believe, except as may be noted below, that there has occurred an event or there exists a default on the part of [Amaralina Star Ltd.] [Laguna Star Ltd.] or the Building Contractor under the relevant Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit which would permit any party to terminate such Building Contract or to suspend such party’s performance thereunder.

[1]	With respect to either Drilling Unit, a date no later than the earlier of (A) the date required under the applicable Charter Agreement and Services Agreement in order to avoid the right of Petrobras to terminate these agreements and (B) May 30, 2013.

Exhibit C

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the date first above written.

[NAME OF INDEPENDENT ENGINEER]

By:
Name:
Title:

Enclosed:  Independent Engineer Report

EXHIBIT D-1

to

Credit Agreement

[FORM OF BORROWER COMPLETION CERTIFICATE]

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

[INSERT RELEVANT PROJECT COMPLETION DATE]

BORROWER COMPLETION CERTIFICATE

HSBC Bank USA, National Association,

      as Administrative Agent for the Lenders

      party to the Credit Agreement referred to below

452 Fifth Avenue

New York, NY 10018

This Certificate is being delivered by the undersigned, [AMARALINA STAR LTD.] [LAGUNA STAR LTD.], a business company duly organized and existing under the laws of the British Virgin Islands in connection with the Credit Agreement dated as of March 27, 2012 (as amended, supplemented or modified and in effect from time to time, the “Credit Agreement”), among Amaralina Star Ltd., Laguna Star Ltd., the Lenders from time to time party thereto, HSBC Bank USA, National Association, as Administrative Agent, and HSBC Bank USA, National Association, as Collateral Agent.

Each capitalized term used herein and not otherwise defined has the meaning assigned thereto in the Credit Agreement.

After due inquiry and to induce the Secured Parties to rely hereon and to take action in reliance hereon, I do hereby certify that I am an Authorized Officer of [Amaralina Star Ltd.] [Laguna Star Ltd.], and in such capacity do hereby further certify that:

(a)	Attached hereto as Exhibit A are certified copies of the insurance policies with respect to the [Amaralina Star] [Laguna Star] Drilling Unit required by Section 5.9 of the Credit Agreement, or certificates of insurance with respect thereto together with evidence of the payment of all premiums therefor and a certificate of the Insurance Advisor, certifying that insurance with respect to the [Amaralina Star] [Laguna Star] Drilling Unit complying with Section 5.9 of the Credit Agreement, covering the risks referred to therein, has been obtained and is in full force and effect.

(b)	All Necessary Governmental Approvals with respect to the [Amaralina Star] [Laguna Star] Drilling Unit, which under applicable Law were required to be obtained prior to the relevant Project Completion Date (if any), have been duly obtained and are in full force and effect and free from conditions or requirements the compliance with which could reasonably be expected to have a Material Adverse Effect or which [Amaralina Star Ltd.] [Laguna Star Ltd.] does not reasonably expect to be able to satisfy. Attached hereto as Exhibit B are certified copies of such Necessary Governmental Approvals (if any).

Exhibit D-1

(c)	Attached hereto as Exhibit C are certified copies of the all documents that were required to be delivered by the Building Contractor under Section 3 of Article VII of the Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit.

(d)	The Work has been completed in all material respects in accordance with the Building Contract with respect to the [Amaralina Star] [Laguna Star] Drilling Unit and in compliance in all material respects with all applicable Laws and Governmental Approvals, and all ancillary construction, upgrades and improvements necessary for the operation of the relevant Project as contemplated by the Transaction Documents have been completed.

(e)	The Commercial Operation Date with respect to the [Amaralina Star] [Laguna Star] Drilling Unit has occurred and, upon delivery of this Certificate to the Administrative Agent, all other conditions set forth in Sections 3.3(a) through (f) of the Credit Agreement with respect to the [Amaralina Star] [Laguna Star] Drilling Unit have been satisfied.

(f)	The representations and warranties made by [Amaralina Star Ltd.] [Laguna Star Ltd.] in Section 4 of the Credit Agreement and the representations and warranties made by [Amaralina Star Ltd.] [Laguna Star Ltd.] in each of the other Financing Documents to which it is a party are true and correct in all material respects on and as of the date hereof with the same force and effect as if made on and as of the date hereof (or, if stated to have been made solely as of an earlier date, were true and correct as of such date).

(g)	No Default or Event of Default has occurred and is continuing on the date hereof.

(h)	(i) The [Amaralina Star] [Laguna Star] Drilling Unit has been duly enrolled in the name of [Amaralina Star Ltd.] [Laguna Star Ltd.] through the [Port of Registry] under the laws and the flag of the Republic of Panama, (ii) the title of ownership of the [Amaralina Star] [Laguna Star] Drilling Unit has been duly registered on the permanent basis in the name of [Amaralina Star Ltd.] [Laguna Star Ltd.] with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (iii) the [Amaralina Star] [Laguna Star] Mortgage has been registered on the permanent basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (iv) the Tax Free Certificate with respect to the [Amaralina Star] [Laguna Star] Drilling Unit has been issued by the Panamanian Shipping Bureau and (v) the [Amaralina Star] [Laguna Star] Drilling Unit has been classified by the American Bureau of Shipping with the classification specified in Section 4 of Article I of the Building Contract with respect to [Amaralina Star] [Laguna Star] Drilling Unit, and such registration and classification remain unconditional and in full force and effect, free of any material recommendations (in the case of the classification) and any qualifications.

Exhibit D-1

IN WITNESS WHEREOF, the undersigned has executed this certificate this [—] day of [—].

[AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

By:
Name:
Title:

EXHIBIT D-2

to

Credit Agreement

[FORM OF INDEPENDENT ENGINEER COMPLETION CERTIFICATE]

INDEPENDENT ENGINEER COMPLETION CERTIFICATE

[INSERT PROJECT COMPLETION DATE]

To:	HSBC Bank USA, National Association,

as Administrative Agent for the Lenders

party to the Credit Agreement referred to below

452 Fifth Avenue

New York, NY 10018

Re:	[Amaralina Star] [Laguna Star] PROJECT

[NAME OF INDEPENDENT ENGINEER], acting as the “Independent Engineer” under the Credit Agreement defined below, hereby submits this Certificate in connection with the Project Completion Date (as defined in the Credit Agreement) with respect to the [Amaralina Star] [Laguna Star] Drilling Unit.

Except as otherwise defined herein, capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement, dated as of March 27, 2012, among Amaralina Star Ltd., Laguna Star Ltd. (together with Amaralina Star Ltd., the “Borrowers”), the Lenders from time to time party thereto, HSBC Bank USA, National Association, as Administrative Agent and HSBC Bank USA, National Association, as Collateral Agent (as in effect on the date hereof, the “Credit Agreement”).

The Independent Engineer has discussed all matters believed pertinent to this Certificate with [Amaralina Star Ltd.] [Laguna Star Ltd.], the Building Contractor and/or any other third party as the Independent Engineer has deemed appropriate, and has made such inspections, site visits, reviews, examinations and investigations as the Independent Engineer believed were reasonably necessary to establish the accuracy of this Certificate. On the basis of the foregoing and on the understanding and belief that the Independent Engineer has been provided true, correct and complete information from such other parties as to the matters covered by this Certificate, the Independent Engineer hereby certifies, in its professional opinion, as of the date hereof, that:

1. The individual executing this Certificate is a duly authorized representative of the Independent Engineer, authorized to execute and deliver this Certificate on behalf of the Independent Engineer.

2. The Independent Engineer has performed its review of the Borrower Completion Certificate with respect to the [Amaralina Star] [Laguna Star] Drilling Unit in a

Exhibit D-2

professional manner using sound project management and supervisory principles and procedures and in accordance with the standards of care practiced by leading consulting engineers in performing similar tasks on like projects. The Independent Engineer represents that it has the required skills and capacity to perform its services in the foregoing manner.

3. With respect to the Borrower Completion Certificate with respect to the [Amaralina Star] [Laguna Star] Drilling Unit, the Independent Engineer has no reason to believe that any statement made by [Amaralina Star Ltd.] [Laguna Star Ltd.] is not true in any material respect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the date first above written.

[NAME OF INDEPENDENT ENGINEER]

By:
Name:
Title:

EXHIBIT E

to

Credit Agreement

[FORM OF CONSENT AGREEMENT]

ACKNOWLEDGMENT AND CONSENT AGREEMENT

                     (the “Contracting Party”) hereby acknowledges the General Security Agreement, dated as of                      (as from time to time amended, supplemented or modified, the “Security Agreement”), among                      (the “Assignor”),                      and HSBC Bank USA, National Association, as Collateral Agent (in such capacity, the “Collateral Agent”), for the benefit of various financial institutions providing financing to [the Assignor] [Amaralina Star Ltd.] [Laguna Star Ltd.] (collectively, the “Secured Parties”), and hereby agrees as follows:

1. The Contracting Party hereby acknowledges and consents to the pledge and assignment of all right, title and interest of the Assignor in, to and under (but not its obligations, liabilities or duties with respect to) the                      Agreement, dated                     , between the Contracting Party and the Assignor (as amended by [describe all existing amendments], the “Assigned Agreement”) by the Assignor to the Collateral Agent pursuant to the Security Agreement.

2. The Contracting Party represents and warrants as follows:

(a) Each of this agreement (this “Consent”) and the Assigned Agreement has been duly authorized, executed and delivered by the Contracting Party, is in full force and effect and is a legal, valid and binding obligation of the Contracting Party enforceable against the Contracting Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, debt adjustment, moratorium or other similar laws affecting creditors’ rights generally. [Except as described in paragraph 1 above,] there are no amendments, modifications or supplements (whether by waiver, consent or otherwise) to the Assigned Agreement, either oral or written.

(b) The Assignor has complied with all conditions precedent required to be complied with by or on behalf of the Assignor on or prior to the date hereof pursuant to the Assigned Agreement.

(c) The Contracting Party is a [corporation] duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Contracting Party has the corporate power to carry on its business as currently being conducted and as proposed to be conducted by it. The Contracting Party has the corporate power and authority to execute and deliver this Consent and the Assigned Agreement and to perform its obligations under each thereof.

Exhibit E

(d) The execution and delivery of this Consent and the Assigned Agreement by the Contracting Party did not, and the fulfillment and compliance with the respective provisions hereof and thereof by the Contracting Party do not and will not, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien, security interest, charge or encumbrance upon any of the properties or assets of the Contracting Party pursuant to the provisions of, or result in any violation of, the articles or by-laws of the Contracting Party, or any applicable law, statute, rule or regulation, or any agreement, instrument, order, judgment or decree, to which the Contracting Party is subject.

(e) No consent or approval of, or other action by or any notice to or filing with, any court or administrative or governmental body (except those previously obtained) was required in connection with the execution and delivery of the Assigned Agreement, or is required in connection with the execution and delivery of this Consent or the performance by the Contracting Party of its obligations hereunder or thereunder. The Contracting Party has obtained all permits, licenses, approvals, consents and exemptions with respect to the performance of its obligations under this Consent and the Assigned Agreement required by applicable laws, statutes, rules and regulations in effect as of the date hereof.

(f) There are no proceedings pending or, to the best of the Contracting Party’s knowledge, threatened against or affecting the Contracting Party in any court or by or before any governmental authority, arbitration board or tribunal that may result in a material adverse effect upon the property, business, prospects, profits or condition (financial or otherwise) of the Contracting Party, or the ability of the Contracting Party to perform its obligations under this Consent and the Assigned Agreement, and the Contracting Party is not in default with respect to any order of any court, governmental authority, arbitration board or tribunal.

(g) The Contracting Party affirms that it has no notice of any assignment relative to the right, title and interest of the Assignor in, to and under the Assigned Agreement other than the pledge and assignment referred to in paragraph 1.

(h) After giving effect to the pledge and assignment referred to in paragraph 1, and after giving effect to the consent to such pledge and assignment by the Contracting Party, there exists no event or condition (a “Termination Event”) that would, either immediately or with the passage of time or giving of notice, or both, entitle either the Contracting Party or the Assignor to terminate or suspend its obligations under the Assigned Agreement and there are no claims or rights of set-off pending by any party to the Assigned Agreement. All amounts due under the Assigned Agreement as of the date hereof have been paid in full.

3. (a) From and after the date hereof and unless and until the Contracting Party shall have received written notice from the Collateral Agent that the lien of the Security Agreement has been released in full, the Collateral Agent shall have the right, but not the obligation, to pay all sums due under the Assigned Agreement by the Assignor and to perform

Exhibit E

any other act, duty or obligation required of the Assignor thereunder at any time; provided, that no such payment or performance shall be construed as an assumption by the Collateral Agent or any Secured Party of any covenants, agreements or obligations of the Assignor under or in respect of the Assigned Agreement.

(b) The Contracting Party agrees that it will not terminate or suspend its obligations under the Assigned Agreement without first giving the Collateral Agent notice and opportunity to cure as provided below.

(c) If a Termination Event shall occur, and the Contracting Party shall desire to terminate or suspend its obligations under the Assigned Agreement, the Contracting Party first shall give written notice to the Collateral Agent of such Termination Event. If the Collateral Agent elects to exercise its right to cure as herein provided, it shall, within sixty (60) days after the receipt by it of the notice from the Contracting Party referred to in the preceding sentence, deliver to the Contracting Party a written notice stating that it has elected to exercise such right to cure, together with a written statement of the Collateral Agent that it will promptly commence to cure the Termination Event(s) described in the Contracting Party’s notice, and that it will, during the cure period, diligently attempt in good faith to complete the curing of such Termination Event(s).

(d) The Collateral Agent shall have a period of one hundred and twenty (120) days after the delivery of the notice by the Collateral Agent referred to in paragraph 3(c) in which to cure the Termination Event(s) specified in such notice. In the event that any such Termination Event (except monetary defaults) shall be incurable by the Collateral Agent within such one hundred and twenty (120)-day period, the Contracting Party shall not exercise any remedies under the Assigned Agreement if the Collateral Agent shall, within such one hundred and twenty (120)-day period, initiate action to cure such Termination Event and diligently attempt to complete the curing thereof. Any curing of or attempt to cure any Termination Event shall not be construed as an assumption by the Collateral Agent or the other Secured Parties of any covenants, agreements or obligations of the Assignor under or in respect of the Assigned Agreement.

(e) If, before the Collateral Agent shall have cured any Termination Event pursuant to paragraph 3(d), the Assignor shall have cured such Termination Event, the Contracting Party promptly shall provide the Collateral Agent with notice of such cure and the discontinuance of such Termination Event.

(f) Without limiting the generality of the foregoing provisions, the Contracting Party agrees not to terminate the Assigned Agreement solely by reason of the commencement or pendency of bankruptcy, insolvency, reorganization or similar proceedings in respect of the Assignor.

4. (a) Notwithstanding any provision in the Assigned Agreement to the contrary, in the event that the Assigned Agreement is rejected or otherwise terminated in connection with any bankruptcy, insolvency, reorganization or similar proceedings in respect of the Assignor, at the Collateral Agent’s request, the Contracting Party will enter into a new agreement with the Collateral Agent or with the Collateral Agent’s nominee, for the remainder of

Exhibit E

the originally scheduled term of the Assigned Agreement, effective as of the date of such rejection or termination, with the same covenants, agreements, terms, provisions and limitations as are contained in the Assigned Agreement.

(b) If the Collateral Agent or its nominee is prohibited by any process or injunction issued by any court having jurisdiction of any bankruptcy or insolvency proceeding involving the Assignor from continuing the Assigned Agreement in place of the Assignor or from otherwise exercising any of its rights or remedies hereunder or under the Security Agreement in respect of the Assigned Agreement, then the times specified herein for the exercise by the Collateral Agent of any right or benefit granted to it hereunder (including without limitation the time period for the exercise of any cure rights granted hereunder) shall be extended for the period of such prohibition; provided, that the Collateral Agent is diligently pursuing such rights or remedies (to the extent permitted) in such bankruptcy or insolvency proceeding or otherwise.

5. The Contracting Party acknowledges that upon an event of default by the Assignor under the Security Agreement, the Collateral Agent may (but shall not be obligated to) assume, or cause any purchaser at any foreclosure sale or any assignee or transferee under any instrument of assignment or transfer in lieu of foreclosure to assume, all of the interests, rights and obligations of the Assignor thereafter arising under the Assigned Agreement. If the interest of the Assignor in the Assigned Agreement shall be assumed, sold or transferred as hereinbefore provided, the assuming party shall agree in writing to be bound by and to assume the terms and conditions of the Assigned Agreement and any and all obligations to the Contracting Party arising or accruing thereunder from and after the date of such assumption, and the Contracting Party shall continue to perform its obligations under the Assigned Agreement in favor of the assuming party as if such party had thereafter been named as the Assignor under the Assigned Agreement; provided that if the Collateral Agent (or any entity acting on behalf of the Collateral Agent or any of the other Secured Parties) assumes the Assigned Agreement as provided above, it shall not be personally liable for the performance of the obligations thereunder except to the extent of all of its right, title and interest in and to the Project (as defined in the Assigned Agreement). Notwithstanding any such assumption or disposition by the Collateral Agent, a purchaser, an assignee or a transferee, the Assignor shall not be released or discharged from and shall remain liable for any and all of its obligations to the Contracting Party arising or accruing under the Assigned Agreement prior to such assumption.

6. The Contracting Party shall make all payments due to the Assignor under the Assigned Agreement to HSBC Bank USA, National Association, as Offshore Accounts Bank, to Account No.                     , ABA No.                     . All parties hereto agree that each payment by the Contracting Party to the Offshore Accounts Bank of amounts due to the Assignor from the Contracting Party under the Assigned Agreement shall satisfy the Contracting Party’s corresponding payment obligation under the Assigned Agreement.

7. No amendment or modification of, or waiver by or consent of the Assignor in respect of, any provision of the Assigned Agreement shall be effective unless the same shall be in writing and the Collateral Agent shall have given its prior written consent thereto.

Exhibit E

[OTHER PROVISIONS SPECIFIC TO CONTRACT]

8. Notice to any party hereto shall be in writing and shall be deemed to be delivered on the earlier of: (a) the date of personal delivery, (b) if deposited in a United States Postal Service depository, postage prepaid, registered or certified mail, return receipt requested, or sent by express courier, in each case addressed to such party at the address indicated below (or at such other address as such party may have theretofore specified by written notice delivered in accordance herewith), upon delivery or refusal to accept delivery, or (c) if transmitted by facsimile, the date when sent and facsimile confirmation is received; provided that any facsimile communication shall be followed promptly by a hard copy original thereof by express courier:

The Collateral Agent:	HSBC Bank USA, National Association

The Assignor:

The Contracting Party:

9. This Consent shall be binding upon and shall inure to the benefit of the successors and assigns of the Contracting Party, and shall inure to the benefit of the Collateral Agent, the Secured Parties and their respective successors, transferees and assigns.

10. This Consent may be executed in one or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

11. THIS CONSENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICT OF LAWS.

12. Each of the parties hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Consent or the transactions contemplated hereby. Each of the parties hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

13. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT ANY OF THEM MAY

Exhibit E

HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS CONSENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING HERETO. THE AGREEMENT OF EACH PARTY HERETO TO THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE OTHER PARTIES HERETO TO ENTER INTO THIS CONSENT.

Exhibit E

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Consent as of the                  day of     ,         .

[Contracting Party]

By:

Name:

Title:

HSBC Bank USA, National Association, as Collateral Agent

By:

Name:

Title:

Acknowledged and Agreed: [Assignor]

By:

Name:

Title:

EXHIBIT F

to

Credit Agreement

[FORM OF ASSIGNMENT AND ACCEPTANCE]

ASSIGNMENT AND ACCEPTANCE

[Date]

Reference is made to the Credit Agreement described in Item 2 of Annex I annexed hereto (as such credit agreement may hereafter be amended, supplemented or otherwise modified from time to time, the “Credit Agreement”). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as therein defined.

[Name of Assignor] (the “Assignor”) and [Name of Assignee] (the “Assignee”) hereby agree as follows:

1. The Assignor hereby sells and assigns to the Assignee without recourse and without representation or warranty (other than as expressly provided herein), and the Assignee hereby purchases and assumes from the Assignor, a portion of the Assignor’s rights and obligations under the Credit Agreement as of the Settlement Date (as hereinafter defined) as specified in Item 6 of Annex I hereto (the “Assigned Share”) including, without limitation, all rights and obligations with respect to the Assigned Share of the outstanding Loans. After giving effect to such sale and assignment, the amount of the outstanding Loans owing to the Assignee will be as set forth in Item 6 of Annex I hereto.

2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the other Financing Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or the other Financing Documents or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition or prospects of the Borrowers or the performance or observance by the Borrowers of any of their obligations under the Credit Agreement or the other Financing Documents or any other instrument or document furnished pursuant thereto.

3. The Assignee (i) confirms that it has received a copy of the Credit Agreement and the other Financing Documents, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) appoints and authorizes the Agents

Exhibit F

to take such action each as an agent on its behalf and to exercise such powers under the Credit Agreement and the other Financing Documents as are delegated to the Agents by the terms thereof, together with such powers as are reasonably incidental thereto; and (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender.

4. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, an executed original hereof will be delivered to the Administrative Agent and the Borrowers. The effective date of this Assignment and Acceptance shall be [Date] (the “Settlement Date”).

5. Upon the delivery of a fully executed original hereof to the Administrative Agent, as of the Settlement Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the other Financing Documents and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement and the other Financing Documents.

6. On the Settlement Date, [(a) the Assignor agrees to pay to the Assignee the fee specified in Item 3 of Annex I hereto, and (b)]1 the Assignee shall pay to the Assignor an amount specified by the Assignor in writing which represents the Assigned Share of the principal amount of the Loans made pursuant to the Credit Agreement which are outstanding on the Settlement Date, and which are being assigned hereunder. The Assignor and the Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves on the Settlement Date. It is agreed that the Assignee shall be entitled to all interest on the Assigned Share of the outstanding Loans at the rates specified in the Credit Agreement which accrues from and after the Settlement Date, such interest to be paid by the Administrative Agent directly to the Assignee. It is further agreed that all payments of principal made on the Assigned Share of the outstanding Loans which occur from and after the Settlement Date will be paid directly by the Administrative Agent to the Assignee.

7. THIS ASSIGNMENT AND ACCEPTANCE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8. The Assignor and the Assignee each irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City over any suit, action or proceeding arising out of or relating to this Assignment and Acceptance or any other Financing Document, and irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York state or Federal court (and courts of appeal therefrom). Each party to this Assignment and Acceptance hereby irrevocably waives any objection, including any objection to the laying of venue or based upon the grounds of forum non conveniens, that it may now or hereafter have to the bringing of any action or proceeding in such courts in respect of this Assignment and Acceptance.

[1]	To be included if applicable. Not applicable to an assignment of Commitments or Loans by MTI.

Exhibit F

9. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS ASSIGNMENT AND ACCEPTANCE OR ANY OTHER FINANCING DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING HERETO OR THERETO. THE AGREEMENT OF EACH PARTY HERETO TO THIS PROVISION IS A MATERIAL INDUCEMENT FOR EACH OF THE OTHER PARTIES HERETO TO ENTER INTO THIS ASSIGNMENT AND ACCEPTANCE.

10. The addresses of the Assignee for notice and payment purposes are set forth in Items 4 and 5, respectively, of Annex I hereto.

Exhibit F

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their duly authorized officers, as of the date first above written.

[NAME OF ASSIGNOR]

By:
Name:
Title:

By:
Name:
Title:

[NAME OF ASSIGNEE]

By:
Name:
Title:

By:
Name:
Title:

The undersigned, as Administrative Agent, hereby consents

to this Assignment and Acceptance:

HSBC Bank USA, National Association, as Administrative Agent

By:
Name:
Title:

ANNEX I

to

Exhibit F

ANNEX I

TO

ASSIGNMENT AND ACCEPTANCE

1. Borrower: [AMARALINA STAR LTD.] [LAGUNA STAR LTD.]

2. Name and date of Credit Agreement and other documents or agreements evidencing or securing the Obligations: (1) the Credit Agreement, dated as of March 27, 2012, among Amaralina Star Ltd., a business company organized and existing under the laws of the British Virgin Islands, Laguna Star Ltd. (together with Amaralina Star Ltd., the “Borrowers”), a business company organized and existing under the laws of the British Virgin Islands, the Lenders from time to time party thereto, HSBC Bank USA, National Association as Administrative Agent and HSBC Bank USA, National Association, as Collateral Agent; and (2) the Security Documents described in the Credit Agreement.

[3. Fee payable to Assignee: $—]1

4. Notice Address (for Assignee):

5. Assignee’s Payment Instructions:

6. Assigned Share (as of Settlement Date):

(a)	Aggregate principal amount of outstanding Loans: $[—] ([—]%)

(b)	Commitment: $[—] ([—]%)

[1]	To be included if applicable. Not applicable to an assignment of Commitments or Loans by MTI.

EXHIBIT G

to

Credit Agreement

[FORM OF TRANSFER OF PARTNERSHIP INTEREST]

TRANSFER OF PARTNERSHIP INTEREST

THIS AGREEMENT IS MADE BETWEEN:

I. [Amaralina Star Ltd.]1 [Laguna Star Ltd.]2 [Melbhouse Park Ltd.]3 [Dorgaly Technologies Inc.] 4, a company organised under the laws of the British Virgin Islands, with corporate seat in Road Town, the British Virgin Islands, having its principal place of business at Vanterpool Plaza, 2nd Floor, Wickams Cay I, Road Town, the British Virgin Islands, and registered with the registrar of corporate affairs of the British Virgin Islands under number [—] (“Seller”);

II. [[—], a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands with its registered seat in [city], the Netherlands, and its principle place of business at [—], registered with the Dutch trade register under number [—]] (“Purchaser”); and

III. [—], a company organised under the laws of the British Virgin Islands, with corporate seat in Road Town, the British Virgin Islands, having its principal place of business at Vanterpool Plaza, 2nd Floor, Wickams Cay I, Road Town, the British Virgin Islands, and registered with the registrar of corporate affairs of the British Virgin Islands under number [—] (“Remaining Partner”),

Seller and Remaining Partner hereinafter jointly referred to as: “Partners”.

RECITALS:

A. Seller has an ownership interest (“Partnership Interest”) of [—]% in the limited partnership (commanditaire vennootschap) [Palase C.V.]5 [Podocarpus C.V.]6 (“Partnership”), incorporated by notarial deed of incorporation of a partnership executed on [13 July 2006]7 [10 November 2009]8 before a substitute of Mr E. Drewes Smit, a civil-law notary in The Hague, the Netherlands (“Partnership Deed”).

[1]	To be included in Transfer of Partnership Interest in respect of equity interests in Palase, if applicable.
[2]	To be included in Transfer of Partnership Interest in respect of equity interests in Podocarpus, if applicable.
[3]	To be included in Transfer of Partnership Interest in respect of equity interests in Palase, if applicable.
[4]	To be included in Transfer of Partnership Interest in respect of equity interests in Podocarpus, if applicable.
[5]	To be included in Transfer of Partnership Interest in respect of equity interests in Palase.
[6]	To be included in Transfer of Partnership Interest in respect of equity interests in Podocarpus.
[7]	To be included in Transfer of Partnership Interest in respect of equity interests in Palase.
[8]	To be included in Transfer of Partnership Interest in respect of equity interests in Podocarpus.

B. Seller wishes to sell and transfer the Partnership Interest to Purchaser who wishes to purchase and accept the Partnership Interest, whereupon Purchaser will become a party to the Partnership Deed and Seller will cease to be party to the Partnership Deed, under the conditions set forth below.

IT IS HEREBY AGREED AS FOLLOWS:

1.	SALE AND TRANSFER OF PARTNERSHIP INTEREST, CONTINUATION PARTNERSHIP

1.1. Seller hereby sells and transfers the Partnership Interest to Purchaser, who hereby purchases and accepts the Partnership Interest.

1.2. Upon the transfer of the Partnership Interest by Seller and acceptance thereof by Purchaser, the former ceases to be a party to the Partnership Deed and the latter will become a party to the Partnership Deed as successor in title of Seller as [limited]/[managing] partner with immediate effect. As a consequence, the Partnership is continued between Purchaser as [limited]/[managing] partner and Remaining Partner as [limited]/[managing] partner as of the date of this agreement.

1.3. The transfer includes all existing rights and obligations of Seller under the Partnership Deed on the date hereof. The Partnership Interest is for the account and risk of Purchaser as of the date of this agreement.

1.4. Purchaser declares that it received a copy of the Partnership Deed, taken notice of the contents thereof and explicitly agrees to the contents thereof.

2.	PURCHASE PRICE AND DISCHARGE

2.1. The purchase price amounts to [—] euro (€[—]). The purchase price has been received by Seller.

2.2. Seller hereby discharges Purchaser from the obligation to pay the purchase price.

2.3. Seller makes no warranties, guarantees or representations with respect to the Partnership Interest other than such warranties, guarantees or representations expressly provided herein and is unconditionally and irrevocably released from all its liabilities and obligations under the Partnership Deed or otherwise in connection with the Partnership Interest.

3.	WARRANTIES OF SELLER

3.1. Seller represents and warrants as follows:

a.	the Partnership is a limited partnership (commanditaire vennootschap) existing under Dutch law, incorporated by means of execution of the Partnership Deed;

b.	the Partnership Interest represents a [—]% ownership interest in the Partnership;

c.	The Partnership interest was acquired by Seller by means of the aforementioned incorporation deed;

d.	Seller holds unlimited and unconditional beneficial and legal title to the Partnership Interest;

e.	the Partnership Interest is free of any limited rights (beperkte rechten) or attachments, other than the Rights of Pledge (as defined in clause 4 below);

f.	with respect to the Partnership Interest, no options, preferential rights or other rights exist pursuant to which any person is entitled to demand transfer of the Partnership Interest; and

g.	Seller is authorized to transfer the Partnership Interest.

4.	RIGHTS OF PLEDGE

4.1. The Partnership Interest and related rights are subject to two rights pledge (“Rights of Pledge”) as follows: (i) a first ranking right of pledge for the benefit of HSBC Bank USA, National Association (“Collateral Agent”), including a conditional transfer of voting rights attached to the Partnership Interest, vested pursuant to a deed of pledge of partnership interests dated [—] 2012, attached hereto as Annex 1 (“Collateral Agent Pledge Deed”) and (ii) a second ranking right of pledge for the benefit of Constellations Overseas Ltd. (“Constellation”), including a conditional transfer of voting rights attached to the Partnership Interest, vested pursuant to a deed of second priority pledge of partnership interests dated [—] 2012, attached hereto as Annex 2 (“Constellation Pledge Deed”) (the Collateral Agent and Constellation individually referred to as a “Pledgee” and collectively as “Pledgees”, and the Collateral Agent Pledge Deed and the Constellation Pledge Deed individually referred to as a “Pledge Deed” and collectively as “Pledge Deeds”).

4.2. Purchaser agrees that the Partnership Interest and related rights are transferred subject to the Rights of Pledge (including conditional transfer of voting rights).

5.	APPROVALS

5.1. In accordance with clause 4.2 of the Partnership Deed, the Partners hereby unanimously consent, such consent constituting a resolution of the Partners, to (i) the transfer of the Partnership Interest to Purchaser and (ii) the confirmation and creation of the rights of pledge (including a conditional transfer of voting rights) set forth in the letters referred to in Clause 5.3. Purchaser explicitly agrees to the transfer of any of Seller’s obligations under the Partnership Deed to Purchaser set forth in clause 1.3.

5.2. Insofar required, [—], acting in its capacity as the Partnership’s managing partner:

a.	hereby agrees to the transfer of the Partnership Interest (including all related obligations and rights) by Seller to Purchaser;

b.	shall register the existence of the Rights of Pledge in the register set forth in clause 3.1 of the Partnership Deed and shall procure that the Rights of Pledge are registered on each relevant depositary receipt set forth in clause 3.4 of the Partnership Deed.

5.3. The Pledgees have approved the transfer of the Partnership Interest by means of co-signed letters attached as Annex 3 and Annex 4. Purchaser will send a copy of this agreement to the Pledgees.

5.4. The Remaining Partner hereby confirms that it has been notified of the creation of the rights of pledge set forth in the letters referred to in Clause 5.3.

6.	DOCUMENTS

6.1. Seller shall, at Purchaser’s first request, provide Purchaser with all relevant documents pertaining to the Partnership Interest and any rights and obligations relating thereto.

7.	MISCELLANEOUS

7.1. Neither Seller nor Purchaser has the right to rescind (ontbinden) this agreement, on any ground whatsoever.

7.2. This Deed is governed by Dutch law. The competent court of The Hague, the Netherlands, has exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement.

ANNEX 1 (COLLATERAL AGENT PLEDGE DEED)

ANNEX 2 (CONSTELLATION PLEDGE DEED)

ANNEX 3 (APPROVAL LETTER COLLATERAL AGENT)

[LETTERHEAD OF THE PURCHASER]

TO: HSBC Bank USA, National Association,

as Collateral Agent

452 Fifth Avenue

New York, NY 10018

United States of America

[PLACE, DATE]

DEAR SIRS,

WE WISH TO PURCHASE AND ACCEPT A PARTNERSHIP INTEREST IN THE LIMITED PARTNERSHIP (COMMANDITAIRE VENNOOTSCHAP) [PALASE C.V.]9 [PODOCARPUS C.V.]10 FROM [INSERT NAME OF SELLER] (“SELLER”). WE ARE AWARE THAT THE PARTNERSHIP INTEREST AND RELATED RIGHTS ARE SUBJECT TO A FIRST RANKING RIGHT OF PLEDGE (“RIGHT OF PLEDGE”) FOR YOUR BENEFIT, INCLUDING A CONDITIONAL TRANSFER OF VOTING RIGHTS, VESTED BY MEANS OF A DEED OF PLEDGE OF PARTNERSHIP INTERESTS DATED [—] 2012 (“PLEDGE DEED”). FURTHERMORE, WE ARE AWARE THAT THE SELLER IS A PARTY TO A SUBORDINATION AND ASSIGNMENT AGREEMENT DATED [—] JANUARY 2012 AMONG AMARALINA STAR LTD., LAGUNA STAR LTD, MELBHOUSE PARK LTD., DORGALY TECHNOLOGIES INC., CONSTELLATION OVERSEAS LTD., ALPERTON CAPITAL LTD. AND HSBC BANK USA, NATIONAL ASSOCIATION, AS COLLATERAL AGENT (“SUBORDINATION AND ASSIGNMENT AGREEMENT”).

WE HEREBY REQUEST YOUR APPROVAL FOR SAID TRANSFER OF SELLER’S PARTNERSHIP INTEREST TO US.

FOR YOUR BENEFIT, WE HEREBY UNCONDITIONALLY CONFIRM AND AGREE IN ADVANCE THAT THE RIGHT OF PLEDGE WILL REMAIN VALID AND EXISTING IN RESPECT OF THE EXISTING AND FUTURE RIGHTS AS PLEDGED OR PURPORTED TO BE PLEDGED PURSUANT TO THE PLEDGE DEED. WE ACCEPT THAT WE WILL BE THE SUCCESSOR IN TITLE OF SELLER AS ‘PLEDGOR’ UNDER THE PLEDGE DEED AND, AS SUCH, WILL BE FULLY BOUND TO ALL TERMS AND CONDITIONS OF THE PLEDGE DEED, ALSO IN RELATION TO THE CONDITIONAL TRANSFER

[9]	To be included in Approval Letter in respect of a transfer of equity interests in Palase.
[10]	To be included in the Approval Letter in respect of a transfer equity interests in Podocarpus.

OF VOTING RIGHTS ATTACHED TO THE PARTNERSHIP INTEREST AS SET FORTH IN THE PLEDGE DEED. INSOFAR REQUIRED, WE HEREBY IRREVOCABLY AND UNCONDITIONALLY RE-VEST AND RE-ISSUE IN ADVANCE ANY PLEDGE, OTHER RIGHT AND POWER OF ATTORNEY REFERRED TO IN THE PLEDGE DEED UNDER THE SAME TERMS AND CONDITIONS.

WE EXPRESSLY CONFIRM THAT THE RIGHT OF PLEDGE ORIGINALLY VESTED BY SELLER PURSUANT TO THE PLEDGE DEED, WILL CONTINUE TO PROVIDE SECURITY FOR THE PERFORMANCE OF ALL SECURED OBLIGATIONS AS DEFINED IN THE PLEDGE DEED AFTER WE ACQUIRE SAID PARTNERSHIP INTEREST.

FURTHERMORE, WE HEREBY IRREVOCABLY AND UNCONDITIONALLY CONFIRM TO ABIDE THE TERMS AND CONDITIONS OF THE SUBORDINATION AND ASSIGNMENT AGREEMENT AND THAT WE, INSOFAR REQUIRED, WILL BE FULLY BOUND TO ALL TERMS AND CONDITIONS THEREOF.

REGARDS,

[NAME OF PURCHASER]

By:

Name:
Title:

For approval and acceptance:

HSBC Bank USA, National Association, as Collateral Agent

By:

Name:
Title:

ANNEX 4 (APPROVAL LETTER CONSTELLATION)

[LETTERHEAD OF THE PURCHASER]

TO: Constellation Overseas Ltd.

Vanterpool Plaza, 2nd Floor

Wickhams Cay I, Road Town

Tortola, VG1110, British Virgin Islands

Attention:      Guilherme Ribeiro Vieira Lima

Facsimile:      55 21 3231-2530

with a copy to:

Queiroz Galvão Óleo e Gás S.A.

Av. Presidente Antônio Carlos 51

6th Floor

20020-010, Rio de Janeiro, RJ

Brazil

Attention:          Luis Alberto de Carvalho de Castro Andrés

Facsimile:         +5521-3231-2507

Telephone:        +5521-3231-2507

[PLACE, DATE]

DEAR SIRS,

WE WISH TO PURCHASE AND ACCEPT A PARTNERSHIP INTEREST IN THE LIMITED PARTNERSHIP (COMMANDITAIRE VENNOOTSCHAP) [PALASE C.V.]11 [PODOCARPUS C.V.]12 FROM [INSERT NAME OF SELLER] (“SELLER”). WE ARE AWARE THAT THE PARTNERSHIP INTEREST AND RELATED RIGHTS ARE SUBJECT TO A SECOND RANKING RIGHT OF PLEDGE (“RIGHT OF PLEDGE”) FOR YOUR BENEFIT, INCLUDING A CONDITIONAL TRANSFER OF VOTING RIGHTS, VESTED BY MEANS OF A DEED OF SECOND PRIORITY PLEDGE OF PARTNERSHIP INTERESTS DATED [—] 2012 (“PLEDGE DEED”). FURTHERMORE, WE ARE AWARE THAT THE SELLER IS A PARTY TO A SUBORDINATION AND ASSIGNMENT AGREEMENT DATED [—] JANUARY 2012 AMONG AMARALINA STAR LTD., LAGUNA STAR LTD, MELBHOUSE PARK LTD., DORGALY TECHNOLOGIES INC., CONSTELLATION OVERSEAS LTD., ALPERTON CAPITAL LTD. AND HSBC BANK USA, NATIONAL ASSOCIATION, AS COLLATERAL AGENT (“SUBORDINATION AND ASSIGNMENT AGREEMENT”).

[11]	To be included in Approval Letter in respect of a transfer of equity interests in Palase.
[12]	To be included in the Approval Letter in respect of a transfer equity interests in Podocarpus.

WE HEREBY REQUEST YOUR APPROVAL FOR SAID TRANSFER OF SELLER’S PARTNERSHIP INTEREST TO US.

FOR YOUR BENEFIT, WE HEREBY UNCONDITIONALLY CONFIRM AND AGREE IN ADVANCE THAT THE RIGHT OF PLEDGE WILL REMAIN VALID AND EXISTING IN RESPECT OF THE EXISTING AND FUTURE RIGHTS AS PLEDGED OR PURPORTED TO BE PLEDGED PURSUANT TO THE PLEDGE DEED. WE ACCEPT THAT WE WILL BE THE SUCCESSOR IN TITLE OF SELLER AS ‘PLEDGOR’ UNDER THE PLEDGE DEED AND, AS SUCH, WILL BE FULLY BOUND TO ALL TERMS AND CONDITIONS OF THE PLEDGE DEED, ALSO IN RELATION TO THE CONDITIONAL TRANSFER OF VOTING RIGHTS ATTACHED TO THE PARTNERSHIP INTEREST AS SET FORTH IN THE PLEDGE DEED. INSOFAR REQUIRED, WE HEREBY IRREVOCABLY AND UNCONDITIONALLY RE-VEST AND RE-ISSUE IN ADVANCE ANY PLEDGE, OTHER RIGHT AND POWER OF ATTORNEY REFERRED TO IN THE PLEDGE DEED UNDER THE SAME TERMS AND CONDITIONS.

WE EXPRESSLY CONFIRM THAT THE RIGHT OF PLEDGE ORIGINALLY VESTED BY SELLER PURSUANT TO THE PLEDGE DEED, WILL CONTINUE TO PROVIDE SECURITY FOR THE PERFORMANCE OF ALL SECURED OBLIGATIONS AS DEFINED IN THE PLEDGE DEED AFTER WE ACQUIRE SAID PARTNERSHIP INTEREST.

FURTHERMORE, WE HEREBY IRREVOCABLY AND UNCONDITIONALLY CONFIRM TO ABIDE THE TERMS AND CONDITIONS OF THE SUBORDINATION AND AGREEMENT AND THAT WE, INSOFAR REQUIRED, WILL BE FULLY BOUND TO ALL TERMS AND CONDITIONS THEREOF.

[NAME OF PURCHASER]

By:

Name:
Title:

For approval and acceptance:

Constellation Overseas Ltd.

By:

Name:
Title:

This Deed has been entered into on the date stated at the beginning of this agreement.

[NAME OF SELLER]

By:

Name:
Title:
Address:
Attn:
Telephone:
Facsimile:

[NAME OF PURCHASER]

By:

Name:
Title:
Address:
Attn:
Telephone:
Facsimile:

[NAME OF REMAINING PARTNER]

By:

Name:
Title:
Address:
Attn:
Telephone:
Facsimile:

EXHIBIT H

to

Credit Agreement

FORM OF OPERATOR ASSIGNMENT AGREEMENT

This ASSIGNMENT AND ACCEPTANCE AGREEMENT (the “Agreement”) dated as of                     ,              is made between [TARSUS SERVIÇOS DE PETRÓLEO LTDA.]25 [MANISA SERVIÇOS DE PETRÓLEO LTDA.]26 (the “Assignor”) and QUEIROZ GALVÃO ÓLEO E GÁS S.A. (the “Assignee”).

W I T N E S S E T H

WHEREAS Amaralina Star Ltd. has been incorporated and organized as a business company under the laws of the British Virgin Islands to arrange the construction, completion, ownership and operation of the Amaralina Star Drilling Unit, all as more fully described in the Amaralina Star Project Documents, to be chartered to Petrobras under the Amaralina Star Charter Agreement;

WHEREAS Laguna Star Ltd. has been incorporated and organized as a business company under the laws of the British Virgin Islands to arrange the construction, completion, ownership and operation of the Laguna Star Drilling Unit, all as more fully described in the Laguna Star Project Documents, to be chartered to Petrobras under the Laguna Star Charter Agreement;

WHEREAS Tarsus Serviços de Petróleo Ltda. has entered into the Amaralina Star Services Agreement with Petrobras relating to the operation of the Amaralina Star Drilling Unit;

WHEREAS Manisa Serviços de Petróleo Ltda. has entered into the Laguna Star Services Agreement with Petrobras relating to the operation of the Laguna Star Drilling Unit;

WHEREAS in order to enable the Borrowers to pay Project Costs with respect to their respective Drilling Units, the Borrowers have requested the credit facilities described in the Credit Agreement referred to below;

WHEREAS the Borrowers have entered into a Credit Agreement dated as of March 27, 2012 with the Administrative Agent, the Collateral Agent, and various financial institutions named therein as Lenders (the “Credit Agreement”) and have or will enter into certain interest rate hedging agreements and other financing documents required under the Credit Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Credit Agreement); and

[25]	To be included in the Operator Assignment Agreement to be entered into by Tarsus.
[26]	To be included in the Operator Assignment Agreement to be entered into by Manisa.

Exhibit H

WHEREAS in compliance with Sections 5.25(a) and 5.25(c) of the Credit Agreement, the Assignor wishes to assign to the Assignee all of the rights and obligations of the Assignor under the Financing Documents to which it is a party and the other rights and obligations of the Assignor in connection therewith, and the Assignee wishes to accept assignment of such rights and to assume such obligations from the Assignor, in each case on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Assignment and Acceptance. (a) Subject to the terms and conditions of this Agreement: (i) the Assignor hereby transfers and assigns to the Assignee; and (ii) the Assignee hereby assumes and undertakes from the Assignor, without recourse and without representation or warranty (except as provided in this Agreement), all of the rights, benefits, obligations, liabilities and indemnities of the Assignor under and in connection with the Financing Documents to which the Assignor is a party (all of the foregoing being herein called the “Assigned Rights and Obligations”), including the obligations of (or in respect of) the Assignor set forth in Sections 5.2(d), 5.3(a)(v) (solely with respect to Taxes payable in connection with either Project), 5.7, 5.10 and 5.30(a) of the Credit Agreement, but excluding all other obligations of (or in respect of) the Assignor set forth in Section 5 of the Credit Agreement and the obligations of (or in respect of) the Assignor set forth in Section 4.3(i)(ii), Section 4.3(j), the second sentence and clauses (b), (c), (d), (e) and (f) of the third sentence of Section 4.3(k) of the Undertaking Agreement, which shall not apply to Assignee.

(b) With effect on and after the Assignment Effective Date (as defined in Section 2 hereof), the Assignee shall be a party to the Financing Documents to which the Assignor is a party and succeed to all of the rights and be obligated to perform all of the obligations of an Operator under the Financing Documents, other than the obligations that shall not be assumed by, or apply to, the Assignee pursuant to clause (a) of this Section 1. The Assignee agrees that it shall perform in accordance with their terms all of the obligations that by the terms of the Financing Documents to which it becomes a party are required to be performed by it as an Operator or otherwise (other than the obligations that shall not be assumed by, or apply to, the Assignee pursuant to clause (a) of this Section 1). It is the intent of the parties hereto that the Assignor shall relinquish its rights and be released from all of its obligations under the Financing Documents (including, for the avoidance of doubt, the obligations that shall not be assumed by, or apply to, the Assignee pursuant to clause (a) of this Section 1); provided that:

(i) to the extent and for so long as, after giving effect to the assignment set forth herein, the Assignor shall continue to be a direct or indirect Subsidiary of either Borrower, the Assignor shall comply with its obligations under Section 4.3(c) of the Undertaking Agreement; and

(ii) to the extent and for so long as, after giving effect to the assignment set forth herein, the Assignor shall remain (x) as a party to any Project Document or (y) jointly and severally liable for the obligations of QGOG under any Project Document, the

Exhibit H

Assignor shall be jointly and severally liable for the compliance by QGOG with all of its obligations under the Financing Documents to which it is a party, and all provisions of the Financing Documents that were applicable to the Assignor in its capacity as Operator or otherwise before the Assignment Effective Date, shall remain in full force and effect in respect of the Assignor.

For the avoidance of doubt, after giving effect to the assignment set forth herein, the Assignor shall be automatically released from all of its obligations under the Financing Documents (including, for the avoidance of doubt, the obligations that shall not be assumed by, or apply to, the Assignee pursuant to clause (a) of this Section 1) on the date on which such Assignor ceases to be (1) a direct or indirect Subsidiary of either Borrower and (2) a party to any Project Document or jointly and severally liable for the obligations of QGOG under any Project Document.

Section 2. Assignment Effective Date; Notices. As between the Assignor and the Assignee, the effective date for this Agreement shall be                     ,              (the “Assignment Effective Date”); provided that the following conditions precedent shall have been satisfied to the satisfaction of each Lender on or before the Assignment Effective Date:

(i) this Agreement shall have been executed and delivered by the Assignor and the Assignee, and the Administrative Agent shall have received a copy thereof;

(ii) the Administrative Agent shall have received legal opinions from external New York counsel and Brazilian counsel to the Assignee in form and substance reasonably satisfactory to all of the Lenders as to (A) the corporate power and authorization of the parties to this Agreement, (B) the due execution and the valid binding and enforceable nature of this Agreement, and, with respect to the Assignee, the obligations assumed by it hereunder and (C) the absence of a violation of applicable Law or the Organizational Documents of the parties to this Agreement arising from this Agreement or the obligations assumed by the Assignee hereunder;

(iii) the Administrative Agent shall have received evidence that all authorizations, consents or approval of, or notice to or filing with, any Governmental Authority or any other Person required in connection with the assignment by the Assignor of all of its rights, title and interest in, to and under the Project Documents and the Financing Documents to which the Assignor is a party to the Assignee (including, without limitation, the prior written consent of Petrobras) shall have been obtained;

(iv) the Administrative Agent shall have received evidence satisfactory to all of the Lenders of the assignment by the Assignor of all of its rights, title and interest in, to and under the Project Documents to which the Assignor is a party to the Assignee; and

(v) the Administrative Agent shall have received a letter from the Process Agent (as defined below) accepting its appointment as process agent in New York for the Assignor and the Assignee.

Exhibit H

Section 3. Representations and Warranties. (a) The Assignor represents and warrants that: (i) it is the legal and beneficial owner of the Assigned Rights and Obligations, which are free and clear of any Lien or other adverse claim (other than the Liens created pursuant to the Financing Documents); (ii) it is duly organized and existing and has the full power and authority under its Organizational Documents to take, and has taken, all action necessary to execute and deliver this Agreement and any other documents required or permitted to be executed or delivered by it in connection with this Agreement, and to fulfill its obligations hereunder; (iii) no notices to, or consents, authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Agreement, and no further action by, notice to, or filing with any Person is required of it for such execution, delivery or performance; (iv) this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignor, enforceable against the Assignor in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors’ rights and to general principles of equity; (v) all of the conditions set forth in Section 5.25 of the Credit Agreement in respect of the assignment contemplated hereby have been satisfied; and (vi) no Default or Event of Default has occurred and is continuing or would result from the assignment contemplated hereby.

(b) The Assignee represents and warrants that: (i) it is duly organized and existing and has the full power and authority under its Organizational Documents to take, and has taken, all action necessary to execute and deliver this Agreement and any other documents required or permitted to be executed or delivered by it in connection with this Agreement, and to fulfill its obligations hereunder; (ii) no notices to, or consents, authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Agreement, and no further action by, notice to, or filing with any Person is required of it for such execution, delivery or performance; (iii) this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignee, enforceable against the Assignee in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting the creditors’ rights and to general principles of equity; (iv) all of the conditions set forth in Section 5.25 of the Credit Agreement in respect of the assignment contemplated hereby have been satisfied; and (v) no Default or Event of Default has occurred and is continuing or would result from the assignment contemplated hereby.

Section 4. Further Assurances. (a) On or before the Assignment Effective Date, each of the Assignor and the Assignee shall, at the sole cost of the Assignee (and without any cost and expense or recourse to either Borrower, Tarsus, Manisa or either Project) execute and deliver to the Administrative Agent: (i) the Petrobras Acknowledgment in respect of the Services Agreement to which the Assignor is a party acknowledged by Petrobras and executed by [Palase]27 [Podocarpus]28 and the Assignee; or (ii) written confirmation from Petrobras that the Petrobras Acknowledgment in respect of the Services Agreement to which the Assignor is a

[27]	To be included in the Operator Assignment Agreement to be entered into by Tarsus.
[28]	To be included in the Operator Assignment Agreement to be entered into by Manisa.

Exhibit H

party will remain in full force and effect and apply in all respects to the Assignee as assignee of the rights of the Assignor under such Services Agreement; provided, however, that such Petrobras Acknowledgments or written confirmation from Petrobras shall only be required to be delivered to the Administrative Agent on or before the Assignment Effective Date in accordance with this Section 4(a) if, on or before the Assignment Effective Date, the Petrobras Acknowledgement executed by the Assignor shall have been acknowledged and delivered by Petrobras; provided further, that in any event the Petrobras Acknowledgements in respect of the Services Agreements executed by [Palase]29 [Podocarpus]30 and the Assignor shall be delivered by the Borrowers to the Administrative Agent as soon as practicable and in any event in satisfaction of the condition precedent to the Delivery Date Loans to be disbursed pursuant to Section 3.2(f)(1)(vi) of the Credit Agreement.

(b) Each of the Assignor and the Assignee shall, at the sole cost of the Assignee (and without any cost and expense or recourse to either Borrower, Tarsus, Manisa or either Project), execute and deliver such other documents, and take such other action, as either party or the Administrative Agent (acting upon written instructions of the Majority Lenders) reasonably may request in connection with the transactions contemplated by this Agreement.

Section 5. Benefit of the Agreement. The agreements of the parties hereto are solely for the benefit of the Assignors, the Administrative Agent and the other Secured Parties and their respective successors and assigns and no other Person shall have any rights hereunder.

Section 6. Notices.

(a) All notices, requests and other communications provided for hereunder shall be in writing (including, unless the context expressly otherwise provides, by facsimile transmission, provided that any matter transmitted by any party by facsimile (i) shall be immediately confirmed by a telephone call to the recipient at the number specified for such recipient below and (ii) shall be followed promptly by a hard copy original thereof by express courier) and faxed or delivered to the address or facsimile number specified for notices below or to such other address as shall be designated by such party in a written notice to the other parties hereto.

(b) All such notices, requests and communications (i) sent by express courier will be effective upon delivery to or refusal to accept delivery by the addressee and (ii) transmitted by facsimile will be effective when sent and facsimile confirmation received; except that all notices and other communications to any Agent shall not be effective until actually received.

[29]	To be included in the Operator Assignment Agreement to be entered into by Tarsus.
[30]	To be included in the Operator Assignment Agreement to be entered into by Manisa.

Exhibit H

(c) All notices, requests and other communications hereunder shall be in the English language.

For Tarsus:

Tarsus Serviços de Petróleo Ltda. Rua do Engenheiro, 736, Quadra I, lotes 02, 03, 04, 05, 08, 09 e 10, Zona Especial de Negócio (Zona ZEN), Mar do Norte, 28.890-000, Rios das Ostras, RJ
Brazil
Attention:	Rodrigo Rodrigues Ribeiro
Facsimile:	+ 5521-3231-2530
Telephone:	+ 5521-2215-1739
E-mail:	rribeiro@qgog.com.br

For Manisa:

Manisa Serviços de Petróleo Ltda. Rua do Engenheiro, 736, Quadra I, lotes 02, 03, 04, 05, 08, 09 e 10, Zona Especial de Negócio (Zona ZEN), Mar do Norte, 28.890-000, Rios das Ostras, RJ
Brazil
Attention:	Rodrigo Rodrigues Ribeiro
Facsimile:	+ 5521-3231-2530
Telephone:	+ 5521-2215-1739
E-mail:	rribeiro@qgog.com.br

For QGOG:

Queiroz Galvão Óleo e Gás S.A. Av. Presidente Antônio Carlos 51 6th Floor 20020-010, Rio de Janeiro, RJ, Brazil
Attention:	Luis Alberto de Carvalho de Castro Andrés
Facsimile:	+ 5521-3231-2507
Telephone:	+ 5521-2215-1739
E-mail: andres@qgog.com.br

Section 7. Miscellaneous. (a) Any amendment or waiver of any provision of this Agreement shall be in writing and signed by the Assignor, the Assignee and the Administrative Agent (acting upon instructions of all of the Lenders). No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach thereof.

Exhibit H

(b) The Assignee shall pay all costs and expenses of the Assignor and the Assignee and the reasonable and documented costs and expenses of the Administrative Agent and the other Secured Parties (including attorney costs) incurred in connection with the negotiation, preparation, execution and performance of this Agreement and related documents, and shall have no claims against or recourse to any of Tarsus, Manisa, the Borrowers or the Projects in respect for the payment of such costs and expenses.

(c) This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(d) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(e) Each of the parties hereto hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Agreement, any other Financing Document or the transactions contemplated hereby or thereby. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably appoints Law Debenture Corporate Services Inc. (the “Process Agent”), with an office on the date hereof at 400 Madison Avenue, 4th floor, New York, New York 10017, United States of America, as its agent to receive on its behalf and on behalf of its Property, service of copies of the summons and complaint and any other process that may be served in any such action or proceeding. Service upon the Process Agent shall be deemed to be personal service on any relevant Party hereto and shall be legal and binding upon such Party hereto for all purposes notwithstanding any failure to mail copies of such legal process to such Party hereto or any failure on the part of any Party hereto to receive the same. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law or any right to bring legal action or proceedings in any other competent jurisdiction, including judicial or non-judicial foreclosure of real property interests which are part of the Collateral. Each of the parties hereto further agrees that the aforesaid courts of the State of New York and of the United States of America for the Southern District of New York shall have exclusive jurisdiction with respect to any claim or counterclaim of any party hereto based upon the assertion that the rate of interest charged by or under any Financing Documents is usurious. To the extent permitted by applicable Law, each of the Parties hereto further irrevocably agrees to the service of process of any of the aforementioned courts in any suit, action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, return receipt requested, to the relevant party hereto at the address referenced in Section 6 hereof, such service to be effective upon the date indicated on the postal receipt returned from the relevant party hereto.

Exhibit H

Each of the parties hereto agrees that it will at all times continuously maintain an agent to receive service of process in the State of New York on behalf of itself and its Properties, and, in the event that for any reason the agent mentioned above shall not serve as agent for any of the parties hereto to receive service of process in the State of New York on its behalf, such party hereto shall promptly appoint a successor satisfactory to the Administrative Agent (acting upon written instructions of the Majority Lenders) so to serve, advise the Administrative Agent thereof, and deliver to the Administrative Agent evidence in writing of the successor agent’s acceptance of such appointment. The foregoing provisions constitute, among other things, a special arrangement for service among the parties to this Agreement for the purposes of 28 U.S.C. § 1608.

To the extent any party hereto may, in any action or proceeding arising out of or relating to any of the Financing Documents brought in Brazil or elsewhere, be entitled under any applicable Law to require or claim that any Secured Party post security for costs or take similar action, such party hereto hereby irrevocably waives and agrees not to claim the benefit of such entitlement.

(f) EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER FINANCING DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING HERETO OR THERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE SECURED PARTIES TO ENTER INTO THE FINANCING DOCUMENTS.

(g) The parties hereto hereby agree, for the avoidance of doubt, that this Agreement shall constitute a “Financing Document” as defined in the Credit Agreement.

EXHIBIT I

to

Credit Agreement

IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

[ASSIGNOR],
as the Assignor

By:
Name:
Title:

[ASSIGNEE], as the Assignee

By:
Name:
Title:

EXHIBIT I

to

Credit Agreement

[FORM OF BORROWER COMPLIANCE CERTIFICATE]

[AMARALINA STAR LTD.]1 [LAGUNA STAR LTD.] 2

[INSERT RELEVANT DATE]

OFFICER’S CERTIFICATE

HSBC Bank USA, National Association,

as Administrative Agent for the Lenders

party to the Credit Agreement referred to below

452 Fifth Avenue

New York, NY 10018

This Certificate is being delivered in connection with the Credit Agreement dated as of March 27, 2012 (as amended, supplemented or modified and in effect from time to time, the “Credit Agreement”), among Amaralina Star Ltd., Laguna Star Ltd., the Lenders from time to time party thereto, HSBC Bank USA, National Association, as Administrative Agent, and HSBC Bank USA, National Association, as Collateral Agent.

Each capitalized term used herein and not otherwise defined has the meaning assigned thereto in the Credit Agreement.

After due inquiry, I do hereby certify that I am an Authorized Officer of [Amaralina Star Ltd.]3 [Laguna Star Ltd.]4, and in such capacity do hereby further certify that, as of the date hereof, no Default or Event of Default has occurred or is continuing.5

[1]	To be included in the compliance certificate to be delivered by Amaralina Star Ltd.
[2]	To be included in the compliance certificate to be delivered by Laguna Star Ltd.
[3]	To be included in the compliance certificate to be delivered by Amaralina Star Ltd.
[4]	To be included in the compliance certificate to be delivered by Laguna Star Ltd.
[5]	If a Default or Event of Default has occurred and is continuing, describe the same, in reasonable detail and outline the action Amaralina Star Ltd. or Laguna Star Ltd., as applicable, has taken and proposes to take with respect thereto.

Exhibit I

IN WITNESS WHEREOF, the undersigned has executed this certificate this [—] day of [—].

[AMARALINA STAR LTD.][6] [LAGUNA STAR LTD.] [7]

By:
Name:
Title: [8]

[6]	To be included in the compliance certificate to be delivered by Amaralina Star Ltd.
[7]	To be included in the compliance certificate to be delivered by Laguna Star Ltd.
[8]	To be executed by an Authorized Officer of Amaralina Star Ltd. or Laguna Star Ltd., as applicable.

ANNEX I

to

Credit Agreement

COMMITMENTS

	Amaralina	Amaralina
	Star Bank	Star MTI	Laguna Star	Laguna Star
	Tranche	Tranche	Bank Tranche	MTI Tranche	Total Loan
Lenders	Commitment	Commitment	Commitment	Commitment	Allocation
BNP Paribas S.A.	$43,099,210	$0	$42,873,475	$0	$85,972,685
Citibank N.A.	$43,099,210	$0	$42,873,475	$0	$85,972,685
ING Capital LLC	$43,099,210	$0	$42,873,475	$0	$85,972,685
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	$43,099,210	$0	$42,873,475	$0	$85,972,685
HSBC Bank USA, N.A.	$43,099,210	$0	$42,873,475	$0	$85,972,685
KfW IPEX – Bank GmbH	$32,084,021	$0	$31,915,979	$0	$64,000,000
Nordea Bank Finland Plc, London Branch	$25,065,640	$0	$24,934,360	$0	$50,000,000
The Bank of Nova Scotia	$25,065,640	$0	$24,934,360	$0	$50,000,000
SUBTOTAL	$297,711,351	$0	$296,152,074	$0	$593,863,425
MTI	$0	$175,000,000	$0	$175,000,000	$350,000,000
TOTAL	$297,711,351	$175,000,000	$296,152,074	$175,000,000	$943,863,425

ANNEX II

to

Credit Agreement

APPLICABLE LENDING OFFICES

The Bank of Nova Scotia

Loan Lending Office:

The Bank of Nova Scotia

Global Wholesale Services – Loan Administration

720 King St., West, 2nd Floor

Toronto, Ontario M5V 2T3

Canada

Attn: Priya Singh / Geraldine Lim

Telephone: +416-866-6471 / +212-225-5706

Facsimile: +416-866-5991

E-mail address: GWSLoanOps.Intl@scotiabank.com / Geraldine.Lim@scotiabank.com

Fed Wire Instructions:

Bank: The Bank of Nova Scotia, New York Agency

Physical Address for Delivery: 1 Liberty Plaza, Floors 22-26, New York, N.Y. 10006

ABA #: 026002532

Account No.: 0618330

For the Account of: The Bank of Nova Scotia Global Wholesale Services, Toronto Ontario

Attention: GWS Loan Operations

Reference: Amaralina Star Ltd. / Laguna Star Ltd.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Loan Lending Office:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Headquarters for the Americas

1251 Avenue of the Americas

New York, NY 1002-1104

Attn: Billy Tracy

Telephone: +212-782-5854

Email: btracy@us.mufg.jp

Fed Wire Instructions:

Bank: The Bank of Tokyo Mitsubishi UFJ, Ltd., New York

ABA#: 0260 0963 2

Account No: 97770191

Attn: Loan Operations Department

ANNEX II

to

Credit Agreement

Reference: Amaralina Star Ltd. / Laguna Star Ltd.

BNP Paribas S.A.

Loan Lending Office:

BNP PARIBAS S.A.

CIB - ITO - CFI2

150, rue du Faubourg Poissonnière

75010 Paris

FRANCE

Attention : Delphine BRUNEAU / Carine CARADEC

Telephone: + 33 (0)1 57 43 72 44 / + 33 (0)1 57 43 71 24

Facsimile: + 33 (0)1 40 14 74 25

Email: delphine.bruneau@bnpparibas.com / carine.caradec@bnpparibas.com

With a copy to:

BNP Paribas S.A.

TRANSPORTATION GROUP MIDDLE OFFICE

16, rue de Hanovre

75002 Paris

FRANCE

Attn: Luis Sequeira / Nicolas Topet

Telephone: + 33 (0)1 42 98 08 92 / + 33 (0)1 57 43 80 63

Facsimile: + 33 (0)1 42 98 43 55

Email: Luis.Sequeira@bnpparibas.com / Nicolas.Topet@bnpparibas.com

Fed Wire Instructions:

Bank: BNP PARIBAS, New York Branch

Swift Code: BNPAUS3NXXX

Beneficiary: BNP PARIBAS, Paris

Beneficiary’s Swift BIC: BNPAFRPPCFI

Account No: 0200 194 093 00136

ABA No.: 026 007 689

Reference: BOCI – CFI2 – QG / AMARALINA & LAGUNA

Citibank N.A.

Loan Lending Office:

Citibank N.A.

2

ANNEX II

to

Credit Agreement

Rua da Assembleia, nº 100 3º andar – Centro

Rio de Janeiro – RJ – Brazil

PO Box 20011 – 000

Attn: Gustavo Fontes / Joao Borges

Telephone: +55-21-4009-8184 / +55-21-4009-8176

Facsimile: +55-11-2122-2069

Email: Gustavo.Fontes@citi.com / joao.borges@citi.com

Fed Wire Instructions:

Bank: Citibank N.A.

399 Park Avenue, New York, NY 10043

With a copy to: Av. Francisco Matarazzo 1.500 – 8 º andar

Torre Los Angeles, CEP 05001-100

São Paolo SP Brazil

ABA#: 021000089

For the Account of: Citibank N.A. New York – HOGL

Account No: 36050739

Attn: THIAGO GAMA

HSBC Bank USA, N.A.

Loan Lending Office:

HSBC Bank USA, N.A.

452 Fifth Avenue

New York, NY 10018

Attn: Tatiana Preta / Scott Regan

Telephone: +212-525-5282

Facsimile: +212-525-6090

Email: Tatiana.M.Preta@us.hsbc.com / Scott.Regan@us.hsbc.com

Fed Wire Instructions:

Bank: HSBC Bank USA, N.A.

ABA #: 021001088

For the Account of: Syndication and Asset Trading Group

Account No: 001940503

Attn: Mark Hall

Reference: QGOG Amaralina/Laguna

3

ANNEX II

to

Credit Agreement

ING Capital LLC

Loan Lending Office:

Operations:

ING Capital LLC

1325 Avenue of the Americas

New York, NY 10019

Attn: Richard Coley / Franklin Christian / Ermelinda Young

Telephone: +646-424-8220 / +646-424-8244 / +646-424-8240

Facsimile: +646-424-8251 / +646-424-8251 / +646-424-8251

Email:	Richard.Coley@americas.ing.com / DL-NYCLoanAdministration@americas.ing.com / DL-NYCLoanAdministration@americas.ing.com

Credit:

ING Capital LLC

1325 Avenue of the Americas

New York, NY 10019

Attn: Tanja van der Woude / Petra van Woensel

Telephone: +646-424-8173 / +646-424-6088

Facsimile: +646-424-6390 / +646-424-6390

Email: Tanja.van.der.Woude@americas.ing.com / Petra.van.Woensel@americas.ing.com

Fed Wire Instructions:

Bank: JP Morgan Chase Bank NY

ABA#: 021 000 021

Account Name: ING Capital LLC Loans Agency NY

Account No: 066297311

Attention: Loan Administration

Reference: Amaralina Star Ltd. / Laguna Star Ltd.

KfW IPEX – Bank GmbH

Loan Lending Office:

Credit and Documentation Matters:

KfW IPEX – Bank GmbH

Palmengartenstrasse 5-9

4

ANNEX II

to

Credit Agreement

D-60325 Frankfurt, Germany

Attn: Mareike Hildebrand

Ship Financing / X2a3

Telephone: +49-69-7431-8861

Facsimile: +49-69-7431-3768

Email: AnneMareike.Hildebrand@kfw.de

Operational Matters:

KfW IPEX – Bank GmbH

Palmengartenstrasse 5-9

D-60325 Frankfurt, Germany

Attn: Anja Demisch

Credit Operations / X3e2

Telephone: +49-69-7431-3621

Facsimile: +49-69-7431-9413

Facsimile Central: +0049-69-7431-2944

Email: Anja.Demisch@kfw.de

Fed Wire Instructions:

Bank: Citibank N.A., New York

Swift Code: BIC CITIUS33

Account No: 10926093

For the Account of: KfW, Frankfurt/Main

Swift Code: BIC KFWIDEFF

Account No: 9603739891

Reference: KV 25405

Nordea Bank Finland Plc, London Branch

Loan Lending Office:

Nordea Bank Finland Plc, London Branch

8th Floor City Place House

55 Basinghall Street

London EC2V 5NB

Attn: Andrew Searle / Glenn Johnson

Telephone: +44-207-726-9107 / +44-207-726-9247

Facsimile: +44-207-726-9102

Email: Andrew.Searle@nordea.com / Glenn.Johnson@nordea.com

5

ANNEX II

to

Credit Agreement

Fed Wire Instructions:

Bank: JP Morgan Chase Bank N.A., New York

Swift Code: CHASUS33

For the Account of: Nordea Bank Finland Plc, London Branch

Swift Code: NDEAGB2L

Account No: 400807041

Attn: Andrew Searle / Glenn Johnson

Reference: Amaralina Star Ltd./Laguna Star Ltd.

6

EXHIBIT 10.4

CREDIT AGREEMENT

among

ALPHA STAR EQUITIES LTD.,

as Borrower

VARIOUS FINANCIAL INSTITUTIONS,

as Lenders

CITIBANK, N.A.,

as Administrative Agent

and

CITIBANK, N.A.,

as Collateral Agent

Dated as of March 21, 2011

Alpha Star Drilling Rig Project

CREDIT AGREEMENT (this “Agreement”), dated as of March 21, 2011, among (i) ALPHA STAR EQUITIES LTD., a company incorporated under the laws of the British Virgin Islands (the “Borrower”), (ii) the financial institutions from time to time party hereto as Lenders, (iii) CITIBANK, N.A., as Administrative Agent, and (iv) CITIBANK, N.A., as Collateral Agent.

W I T N E S S E T H

WHEREAS the Borrower has been organized as a special purpose company under the laws of the British Virgin Islands to arrange the construction, completion, ownership and operation of the Drilling Unit, all as more fully described in the Project Documents, to be chartered to Petrobras under the Charter Agreement;

WHEREAS the Borrower has entered into the Building Contract relating to the construction of the Drilling Unit;

WHEREAS in order to enable the Borrower to pay certain Project Costs, the Borrower has requested the Lenders to provide the credit facilities described herein; and

WHEREAS the Lenders are willing to provide the credit facilities described herein upon the terms and conditions herein set forth;

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

SECTION 1. DEFINITIONS AND RULES OF INTERPRETATION

1.1 Defined Terms. Except as otherwise expressly provided herein, capitalized terms used in this Agreement and its Schedules and Exhibits shall have the respective meanings assigned to such terms in Appendix A hereto.

1.2 Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Appendix A hereto shall apply to this Agreement.

1.3 Accounting Principles. Except as otherwise provided in this Agreement, all computations and determinations as to financial matters, and all financial statements to be delivered by the Borrower under this Agreement shall be made or prepared in accordance with IFRS (including principles of consolidation where appropriate) applied on a consistent basis (except to the extent approved or required by the independent public accountants certifying such statements and disclosed therein).

1.4 Currency. To the extent that the determination of compliance with any provision hereof or any other Financing Document (other than the Required Hedging Agreements) requires the conversion of Reais into Dollars or of Dollars into Reais, then such conversion shall be made based upon the Dollar Equivalent of the amount of Reais, or the Reais Equivalent of the amount of Dollars, as the case may be, as determined on the date of each new incurrence, creation, sale, transfer, disposition, expenditure or other similar event (each an “incurrence”), as the case may be, pursuant to the applicable provision (with all such items theretofore incurred to be recalculated based upon such conversion rate).

SECTION 2. AMOUNTS AND TERMS OF LOANS

2.1 The Loans.

(a) Subject to and upon the terms and conditions set forth herein, each Lender severally agrees to make, from time to time during the Availability Period, loans (each a “Loan” and, collectively, the “Loans”) to the Borrower, which Loans shall (i) be made and maintained in Dollars, (ii) not exceed for any Lender, in aggregate principal amount, that amount which equals the Commitment of such Lender, and (iii) mature on the Maturity Date.

(b) The Loans are available only on the terms and conditions specified hereunder, and once repaid, in whole or in part, at maturity or by prepayment, may not be reborrowed in whole or in part.

(c) The Parties agree that (i) the obligations of each of the Financing Parties hereunder are several and not joint and no Financing Party shall be responsible for the failure of any other Financing Party to satisfy its obligations hereunder or under any other Transaction Document and (ii) the rights and interests of each of the Financing Parties hereunder are several and the amounts due to each constitute a separate and independent debt.

2.2 Notice of Borrowing. Whenever the Borrower desires to make a Borrowing pursuant to Section 2.1, it shall give the Administrative Agent at its Notice Office at least three (3) Business Days’ prior written notice; provided, that any such notice shall be deemed to have been given on a certain day only if given before 11:00 a.m. (New York City time). Each such notice (a “Notice of Borrowing”) shall be irrevocable and shall be given by the Borrower substantially in the form of Exhibit A hereto, appropriately completed to specify (i) the aggregate principal amount of the Loans to be made pursuant to such Borrowing and (ii) the date of such Borrowing (which shall be a Business Day); provided, however, that no Notice of Borrowing shall be required to be delivered in connection with a Borrowing of Loans solely in respect of Eligible IDC. The Administrative Agent shall promptly give each Lender notice of the proposed Borrowing, of such Lender’s proportionate share thereof and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing.

2.3 Pro Rata Borrowings; Availability. Each Borrowing of Loans (other than Borrowings of Loans to be utilized pursuant to Section 2.5(c)) shall be incurred ratably among the Lenders based upon the amount of their respective Commitments. It is agreed that each Lender shall be obligated to make the Loans provided to be made by it hereunder regardless of the failure of any other Lender to make a Loan hereunder.

2.4 Minimum Amount and Maximum Number of Borrowings, etc.

(a) The aggregate principal amount of each Borrowing of Loans (other than under Section 2.5(c)) shall not be less than ten million Dollars ($10,000,000).

(b) The Borrower shall be limited to a maximum of two (2) Borrowings per calendar month, provided that no Notice of Borrowing shall be given to the Administrative Agent sooner than five (5) Business Days after the immediately preceding Notice of Borrowing.

2.5 Disbursement of Funds.

(a) Subject to the terms and conditions hereof, no later than 11:00 a.m. (New York City time) on the relevant Disbursement Date, each Lender will make available, through such Lender’s Applicable Lending Office, its pro rata portion of the aggregate amount of the Loans requested to be made on such date, in Dollars and in immediately available funds at the Payment Office of the Administrative Agent. The Administrative Agent will deposit the aggregate of the amounts so made available by the Lenders:

(i)	in accordance with Section 2.5(c), in the case of Loans made for the payment of Eligible IDC; or

(ii)	into the Offshore Construction Account, in the case of Loans made for the payment of other Project Costs.

(b) Unless the Administrative Agent shall have been notified by any Lender prior to the applicable date of the Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of the Borrowing on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date, and the Administrative Agent may (but shall have no obligation to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If, having made such corresponding amount available to the Borrower, such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender on demand. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower, and the Borrower shall immediately repay such corresponding amount received by it to the Administrative Agent. The Administrative Agent shall also be entitled to recover on demand from such Lender or the Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if such amount is recovered from such Lender, the cost to the Administrative Agent of acquiring overnight federal funds at the then applicable rate, and (ii) if such amount is recovered from the Borrower, the then applicable rate of interest as provided herein. Nothing in this Section 2.5 shall be deemed to relieve any Lender from its obligation to make a Loan hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make Loans hereunder.

(c) In the event that the Borrower has not submitted a Notice of Borrowing for Loans to be made for the payment of Eligible IDC due on an Interest Payment Date pursuant to Section 2.7 by 11:00 a.m. (New York City time) on the date falling three (3) Business Days prior to that Interest Payment Date, the Borrower irrevocably and unconditionally authorizes and directs each Lender to apply the amount of its pro rata portion of the aggregate amount of the Loans, which are to be made for the payment of Eligible IDC due on such Interest Payment Date pursuant to Section 2.7, without the need for any further authority or direction from the Borrower. The Lenders will not be required to pay any such Loans to the Borrower, but shall apply the proceeds in payment of the Eligible IDC due on the relevant Interest Payment Date, and each Lender will be deemed to have advanced its pro rata portion of such Loans to the Borrower and the Borrower will be deemed to have paid, to the extent of such Loans made, the Eligible IDC due on the relevant Interest Payment Date. Notwithstanding anything herein to the contrary, nothing in this Section 2.5(c) shall limit the right of the Lenders to withhold making any Loans for the payment of Eligible IDC if an Event of Default has occurred and is continuing or any other condition precedent set forth in Section 3.2 has not been satisfied.

2.6 Evidence of Obligations and Notes.

(a) Each Lender will maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender as a result of the Loans of such Lender, including the amounts of principal, interest and other amounts payable and paid to such Lender from time to time under this Agreement and any Notes delivered to such Lender. The entries made by each Lender pursuant to the foregoing sentence shall constitute prima facie evidence of the existence and amounts of Obligations payable and paid to such Lender from time to time under this Agreement and any such Notes; provided, however, that the failure of any Lender to maintain such account or accounts, or any error therein, shall not in any manner affect the obligations of the Borrower to repay or pay the Loan made by such Lender, accrued interest thereon and the other Obligations of the Borrower to such Lender hereunder in accordance with the terms of this Agreement. Each Lender will advise the Borrower of the outstanding indebtedness hereunder to such Lender upon written request therefor.

(b) The Borrower’s obligation to pay the principal of, and interest on, the Loans made by such Lender shall, upon the request of such Lender, be evidenced by a promissory note duly executed and delivered by the Borrower to such Lender substantially in the form of Exhibit B hereto with blanks appropriately completed in conformity herewith (each, a “Note” and, collectively, the “Notes”).

(c) The Note issued to any Lender shall (i) be payable to the order of such Lender or its registered assigns, (ii) be dated on or about the Closing Date, (iii) be in a stated maximum principal amount equal to the Commitment of such Lender and be payable in the outstanding principal amount of Loans evidenced thereby, (iv) mature on the Maturity Date applicable to the Loans, (v) bear interest as provided in this Agreement, and (vi) be entitled to the benefits of this Agreement and the other Financing Documents.

2.7 Interest; Conversions.

(a) The Borrower agrees to pay interest in respect of the unpaid principal amount of each Loan from the date of Borrowing thereof until the maturity of such Loan (whether by acceleration or otherwise) at a rate per annum which shall, during each Interest Period applicable thereto, be equal to the sum of (x) the LIBOR determined in accordance with Section 2.7(d) for such Interest Period, and (y) the Applicable Margin.

(b) Overdue principal and, to the extent permitted by Law, overdue interest in respect of each Loan and any other overdue amount payable by the Borrower hereunder or under any other Financing Document (other than the Required Hedging Agreements) shall bear interest at a rate (the “Default Rate”) which is equal to the sum of (i) the interest rate in effect from time to time under this Agreement with respect to such Loans and (ii) one percent (1%) per annum. Interest at the Default Rate shall accrue starting from the forth (4th) Business Day following the date on which payment of the relevant overdue amount became due until the date of actual payment of that amount (as well after as before judgment), and shall be payable by the Borrower on demand.

(c) Accrued (and theretofore unpaid) interest on each Loan shall be payable (i) on the last day of each Interest Period applicable thereto and (ii) on any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand. Notwithstanding the foregoing, interest payable in accordance with Section 2.7(b) shall be payable as provided therein.

(d) On each Interest Determination Date, the Administrative Agent shall determine the LIBOR for the applicable Interest Period to be applicable to the Loans or to any portion thereof and shall promptly notify the Borrower and the Lenders thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.8 Interest Periods. The initial Interest Period for any Loan shall commence on (and include) the date of Borrowing of such Loan and end on (but not include) the next succeeding Interest Payment Date. Each Interest Period occurring thereafter in respect of such Loan shall commence on (and include) the last day of the immediately preceding Interest Period and end on (but not include) the next succeeding Interest Payment Date.

2.9 Net Payments. (a) All payments made by the Borrower hereunder or under any other Financing Document will be made without set-off, counterclaim or other defense. All such payments will be made free and clear of, and without deduction or withholding for, any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature now or hereafter imposed by any jurisdiction or by any political subdivision or taxing authority thereof or therein with respect to such payments (but excluding, in the case of any Lender, except as provided in the immediately succeeding sentence, any tax imposed on or measured by the net income of such Lender pursuant to the laws of the jurisdiction in which it is organized or the jurisdiction in which the principal office or Applicable Lending Office of such Lender is located or any subdivision thereof or therein) and all interest, penalties or similar liabilities with respect thereto (all such non-excluded taxes, levies, imposts, duties, fees, assessments or other charges, regardless of whether imposed, assessed or collected by withholding deduction or otherwise, being referred to collectively as “Taxes”); provided that if the Borrowers shall be required by applicable law to deduct or withhold any Taxes from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.9), the Lender receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the Borrower shall make such deductions or withholdings and (iii) the Borrower shall pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable Law. If any amounts are payable in respect of Taxes pursuant to the preceding sentence, then the Borrower shall be obligated to reimburse each Lender, upon the written request of such Lender, for taxes imposed on or measured by the net income of such Lender pursuant to the laws of the jurisdiction in which such Lender is organized or in which the principal office or Applicable Lending Office of such Lender is located or under the laws of any political subdivision or taxing authority of any such jurisdiction in which such Lender is organized or in which the principal office or Applicable Lending Office of such Lender is located and for any withholding of taxes as such Lender shall determine are payable by, or withheld from, such Lender in respect of such amounts so paid to or on behalf of such Lender pursuant to the preceding sentence and in respect of any amounts paid to or on behalf of such Lender pursuant to this sentence. The Borrower will furnish to the Administrative Agent within forty-five (45) days after the date of the payment of any Taxes due pursuant to applicable law certified copies of tax receipts evidencing such payment by the Borrower (or such other evidence of payment as is reasonably acceptable to the Lenders). The Borrower agrees to indemnify and hold harmless each Lender, and reimburse such Lender upon its written request, for the amount of any Taxes so levied or imposed and paid by such Lender.

(b) If the Borrower pays any additional amount under this Section 2.9 to a Lender and such Lender determines in its sole discretion that it has actually received or realized in connection therewith any refund or any reduction of, or credit against, its Tax liabilities (a “Tax Benefit”), such Lender shall pay to the Borrower an amount that the Lender shall, in its sole discretion, determine is equal to the net benefit, after tax, which was obtained by the Lender as a consequence of such Tax Benefit; provided, however, that (i) any Lender may determine, in its sole discretion consistent with the policies of such Lender, whether to seek a Tax Benefit; (ii) any Taxes that are imposed on a Lender as a result of a disallowance or reduction (including through the expiration of any tax credit carryover or carryback of such Lender that otherwise would not have expired) of any Tax Benefit with respect to which such Lender has made a payment to the Borrower pursuant to this Section 2.9(b), as determined by such Lender in its sole discretion, shall be treated as a Tax for which the Borrower is obligated to indemnify such Lender pursuant to this Section 2.9; (iii) nothing in this Section 2.9(b) shall require the Lender to disclose any confidential information to the Borrower (including, without limitation, its tax returns); and (iv) no Lender shall be required to pay any amounts pursuant to this Section 2.9(b) at any time when a Default or Event of Default exists.

(c) A Lender shall, at the request of the Borrower, take all reasonable steps to mitigate any circumstances which arise and which result in or would result in the Lender’s being grossed-up or indemnified under this Section 2.9. A Lender need not take any such steps if such Lender determines, in its sole discretion, that to do so may be materially prejudicial to the Lender (it being understood that it is not prejudicial to the Lender to bear costs that the Borrower is willing to reimburse).

(d) If the Borrower reasonably determines that there exists a reasonable basis for contesting any Taxes for which indemnification has been demanded hereunder, the relevant Lender or the Administrative Agent, as the case may be, shall in good faith take into account the position being advanced by the Borrower in evaluating whether a contest with respect to any such taxes should be pursued; provided, however, that (i) the relevant Lender or the Administrative Agent, as the case may be, shall have sole discretion in deciding whether to commence, settle, or abandon any such contest, and shall have complete control with respect to all aspects of any such contest; (ii) the Borrower shall pay all costs and expenses incurred with respect to the contest; (iii) the Borrower shall pay to the relevant Lender or the Administrative Agent, as the case may be, all amounts for which indemnification has been demanded hereunder prior to the commencement of any such contest; and (iv) nothing in this Section 2.9(d) shall require the relevant Lender or the Administrative Agent, as the case may be, to disclose any confidential information to the Borrower (including, without limitation, its tax returns).

2.10 Illegality.

(a) If, after the Effective Date, the introduction of any Law, or any change in any Law, or in the interpretation or administration of any Law, has made it unlawful, or that any applicable central bank or other Governmental Authority has asserted that it is unlawful, for any Lender or its Applicable Lending Office to make a Loan, then, on notice thereof by the Lender to the Borrower through the Administrative Agent, any obligation of that Lender to make such Loan shall be suspended until, subject to Section 2.10(b), the Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist.

(b) If a Lender determines that it is unlawful to maintain a Loan, the Borrower shall, upon its receipt of notice of such fact and demand from such Lender (with a copy to the Administrative Agent), prepay in full the Loan of such Lender then outstanding, together with interest accrued thereon and amounts required under Section 2.12, either on (x) the later of (i) the last day of the Interest Period in respect of such Loan and (ii) the date within thirty (30) days from receipt of such notice (or such shorter period of time as required by applicable Law), if such Lender may lawfully continue to maintain such Loan to such day, or (y) immediately, if such Lender may not lawfully continue to maintain such Loan. In the event that the date specified for such prepayment in such notice is a day other than an Interest Payment Date, the Borrower shall not be required to reimburse such Lender pursuant to Section 2.12 if it makes such prepayment on such date.

(c) The Borrower agrees to take all reasonable steps to obtain, as quickly as possible after receipt of such Lender’s request for prepayment pursuant to Section 2.10(b), any Governmental Approvals then required in connection with such prepayment.

(d) Before giving notice to the Administrative Agent under Section 2.10(a), the affected Lender may designate a different Applicable Lending Office with respect to its Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the reasonable judgment of such Lender, be illegal or otherwise materially disadvantageous to such Lender.

2.11 Increased Costs and Reduction of Return.

(a) If, after the Effective Date, any Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any Loan because of (i) any change since the date of this Agreement in any applicable Law, including the introduction of any new Law (such as, for example, but not limited to (A) a change in the basis of taxation of payments to a Lender of the principal of or interest on the Loans or any other amounts payable hereunder (except for changes in the rate of Tax on, or determined by reference to, the net income or net profits of such Lender imposed by the jurisdiction in which its principal office or Applicable Lending Office is located, other than changes in the rate of Tax to the extent such rate change applies to Taxes covered in the fourth sentence of Section 2.9(a)) or (B) a change in official reserve requirements but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the LIBOR) and/or (ii) in relation to any Loan, other circumstances affecting such Lender or the relevant interbank market or the position of such Lender in such market (unless at that time a Market Disruption Margin Event has been called or a substitute base rate has been applied pursuant to Section 2.13 in respect of or arising out of such other circumstances), then, and in any such event, the Borrower shall pay to such Lender, within thirty (30) days of written demand therefor, such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as shall be agreed by both the Borrower and such Lender), as shall be required to compensate such Lender for such increased costs or reductions in amounts received or receivable hereunder (a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the cause of such increased costs or reduction in the amounts and the basis for the calculation thereof, submitted to the Borrower by such Lender through the Administrative Agent shall, absent manifest error, be final and conclusive and binding on all parties hereto).

(b) If, after the Effective Date, any Lender shall have determined that (i) the introduction of any Capital Adequacy Regulation, (ii) any change in any Capital Adequacy Regulation, (iii) any change in the interpretation or administration of any Capital Adequacy Regulation by any central bank or other Governmental Authority charged with the interpretation or administration thereof, or (iv) compliance by such Lender (or its Applicable Lending Office) or any corporation controlling such Lender with any Capital Adequacy Regulation, affects or would affect the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender, then, upon written demand of such Lender to the Borrower through the Administrative Agent, the Borrower shall pay to such Lender, from time to time within thirty (30) days of such written demand, additional amounts specified by such Lender as sufficient to compensate such Lender for such increase. A Lender’s reasonable good faith determination of compensation owing under this Section 2.11(b) shall, absent manifest error, be final and conclusive and binding on all parties hereto.

(c) Before giving notice to the Administrative Agent under Section 2.11(a) and (b), the affected Lender shall designate a different Applicable Lending Office with respect to its Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the judgment of such Lender, be illegal or otherwise materially disadvantageous to such Lender.

(d) The Borrower shall not be obliged to pay any additional amount pursuant to this Section 2.11 to the extent that the increased cost to which such additional amount relates is with respect to Taxes for which additional amounts are required to be paid pursuant to Section 2.9.

2.12 Funding Losses. The Borrower shall reimburse each Lender and hold each Lender harmless from all losses and expenses documented in the manner provided in the last sentence of this Section 2.12 (excluding any loss of anticipated profits but including any such losses or expenses arising from liquidation or reemployment of funds obtained by such Lender to fund the relevant Loan or from fees payable to terminate the deposits from which such funds were obtained) which the Lender may sustain or incur as a consequence of:

(a) the failure of the Borrower to make on a timely basis any scheduled payment of principal of any Loan;

(b) the failure of the Borrower to borrow a Loan after the Borrower has given a Notice of Borrowing;

(c) the failure of the Borrower to make any prepayment in accordance with any notice delivered under Section 6.2; or

(d) the prepayment or repayment (including pursuant to Section 6.1, 6.2 or 6.3) or other payment (including after acceleration thereof) of a Loan on a day that is not an Interest Payment Date;

including any such loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain its Loan or from fees payable to terminate the deposits from which such funds were obtained. Each Lender shall, at any time that it makes a claim under this Section 2.12, provide a written notice as to the amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, which notice shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.13 Inability to Determine Rates; Market Disruption.

(a) If, on any Interest Determination Date, the Administrative Agent determines that for any reason adequate and reasonable means do not exist for determining the LIBOR for the relevant Interest Period, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the rate of interest on each Loan for each Interest Period shall be the percentage rate per annum which is equal to the sum of (a) a rate determined by calculating the arithmetic mean of the cost of obtaining matching deposits in Dollars in the London interbank market (rounded up to four decimal places) as supplied to the Lenders by the Reference Banks that provide a quote and (b) the Applicable Margin until the Administrative Agent revokes such notice in writing. Upon the receipt of such notice, if the Borrower so requires, the Administrative Agent and the Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest applicable to such Loans. Any alternative basis agreed pursuant to foregoing sentence shall, with the prior consent of all the Lenders and the Borrower, be binding on all parties hereto. If no such alternative basis is so agreed, the rate of interest on each Loan shall be as determined pursuant to the second sentence of this Section 2.13(a).

(b) In the event that a Reference Bank shall for whatever reason cease to be a Reference Bank or a Reference Bank assigns its Loans in accordance with Section 9.13 to more than one other bank, the Borrower and the Administrative Agent shall consult and use reasonable efforts to agree (with the consent of the Majority Lenders, acting reasonably) on a replacement Reference Bank; provided that in the event that no such agreement is reached within thirty (30) days, the Administrative Agent may designate a Lender as such replacement Reference Bank.

(c) If, by the close of business which is two (2) Business Days prior to the commencement of any Interest Period, the Required Lenders determine and notify the Administrative Agent that the LIBOR for such Interest Period will not be adequate to cover the cost to such Lenders of making or maintaining their Loans for such Interest Period (a “Market Disruption Margin Event”), then (A) the Administrative Agent and the Borrower shall negotiate in good faith to determine a mutually agreeable substitute base rate of interest applicable to the affected Loans or Commitments in lieu of the LIBOR for such Interest Period (it being understood that each affected Lender must consent to such interest rate) and (B) if no agreement can be so reached by the tenth (10th) Business Day of the Interest Period, then each affected Lender shall determine (and shall certify from time to time in a certificate delivered by such Lender to the Administrative Agent setting forth in reasonable detail the basis of the computation of such amount), which determination shall be made in a commercially reasonable manner, the substitute base rate reflecting the cost to such Lender of funding its Loan for such Interest Period, and such substitute base rate shall be binding upon the Borrower and shall apply in lieu of the LIBOR for such Interest Period; provided, however, that (x) if as the result of such determination such substitute base rate exceeds the LIBOR by 100 basis points (1.0%) or more, such substitute base rate shall be deemed to be the rate per annum equal to the sum of the LIBOR and 100 basis points (1.0%) and (y) in no event shall the interest applicable to the Loans be less than the rate per annum equal to the sum of (1) the LIBOR determined in accordance with Section 2.7(d) and (2) the Applicable Margin.

2.14 Survival. The agreements and obligations of the Borrower in Sections 2.9 through 2.12 shall survive any termination of any Transaction Document and the payment of the Loans, the Notes and all other Obligations.

2.15 Replacement of Lenders; Prepayment. If any Lender is owed increased costs or other amounts under Section 2.9 or 2.11 and compensation with respect to such event is not otherwise requested by the Required Lenders, the Borrower shall have the right, if no Default or Event of Default then exists and such Lender has not changed its Applicable Lending Office with the effect of eliminating such increased costs or other amounts, to (1) prepay the Loans made by such Lender in accordance with Section 6.2(c) or (2) replace such Lender (the “Replaced Lender”) with another commercial bank or banks or other financial institutions (collectively, the “Replacement Lender”) reasonably acceptable to the Administrative Agent (acting on the instructions of the Majority Lenders); provided that (a) at the time of any replacement pursuant to this Section 2.15, the Replacement Lender shall enter into one or more assignment agreements pursuant to Section 9.13 hereof pursuant to which the Replacement Lender shall acquire all of the Commitment and outstanding Loans of the Replaced Lender and, in connection therewith, shall pay to the Replaced Lender in respect thereof an amount equal to the sum of (i) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the Replaced Lender, and (ii) an amount equal to all accrued, but theretofore unpaid, Fees owing to the Replaced Lender, (b) all Obligations of the Borrower owing to the Replaced Lender (other than those specifically described in clause (a) above in respect of which the assignment purchase price has been, or is concurrently being, paid; for the avoidance of doubt, in no event will the Borrower be required to make any duplicative payment of Obligations) shall be paid in full to such Replaced Lender concurrently with such replacement and (c) any Required Hedging Agreement to which such Replaced Lender (or any Affiliate of such Replaced Lender) is a party shall be replaced by a Required Hedging Agreement to which another Lender (or its Affiliate) shall be a party (or by an adjustment to an existing Required Hedging Agreement to which another Lender (or its Affiliate) is party) and the Borrower shall pay any amounts owing under such replaced Required Hedging Agreement or otherwise as a result of such replacement. For the avoidance of doubt, nothing in this Section 2.15 shall prevent the Borrower or the Replacement Lender, as the case may be, from making an offer for the amount less than the amount of Obligations then payable to such Lender or the Replaced Lender, as applicable, provided, however, that such Lender or the Replaced Lender, as applicable, shall be under no obligations to accept such offer. Upon the execution of the respective assignment documentation pursuant to clause (a) above and the payment of the amounts referred to in clauses (a), (b) and (c) above, the Replacement Lender shall become a Lender hereunder, and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement, which shall survive as to such Replaced Lender.

SECTION 3. CONDITIONS PRECEDENT.

3.1 Conditions to First Disbursement. The obligation of any Lender to make the first Disbursement shall be subject to the conditions precedent that the Administrative Agent shall have received, or shall have waived (acting on the instructions of all of the Lenders) receipt of, the following, each of which shall be in form and substance satisfactory to the Administrative Agent (acting on the instructions of all of the Lenders), and that the other conditions set forth below shall have been satisfied or waived by the Administrative Agent (acting on the instructions of all of the Lenders):

(a) Transaction Documents. (i) Each of the Transaction Documents (other than any Additional Project Documents not then in existence), each in form and substance satisfactory to each Lender, shall have been duly authorized, executed and delivered by each party thereto and is in full force and effect. The Administrative Agent shall have received originals of each such document to which such Lender is a party (other than the Notes) executed by all parties thereto and a copy of each other such Transaction Document.

(ii) The Administrative Agent shall have received an original certificate of an Authorized Officer of each of the Borrower, Positive and the Operator, dated the Closing Date, certifying that (A) such Person is not in default in the performance, observance or fulfillment of any of its material obligations, covenants or conditions contained in any of the

Project Documents to which it is a party and, to the best of such Person’s knowledge, no Project Participant is in default in the performance, observance or fulfillment of any of its material obligations, covenants or conditions contained therein, (B) each Project Document delivered pursuant to Section 3.1(a)(i) is in full force and effect, (C) the copy of each such Project Document is true, correct and complete, and (D) except as delivered to the Administrative Agent pursuant to Section 3.1(a)(i), there are no agreements, side letters or other documents to which such Person is a party which have the effect of modifying or supplementing in any respect any of the respective rights or obligations of such Person or any other Project Participant under any of the Project Documents to which such Person is a party.

(b) Notes. The Administrative Agent shall have received an original of each Note duly authorized and executed by the Borrower for the account of each Lender that has made a request therefor pursuant to Section 2.6(b). Each such Note shall be appropriately completed with the name of the payee, the maximum principal amount thereof and the date of issuance (which shall be on or about, but in no event later than, the Closing Date) inserted therein. Upon delivery of the Notes to the Administrative Agent, the Administrative Agent shall promptly deliver such Notes to the respective payees thereof.

(c) Equity Contributions. The Administrative Agent shall have received evidence that the Sponsor shall have made an Equity Contribution in the amount of not less than one hundred forty-three million seven hundred and fifty thousand Dollars ($143,750,000).

(d) Organizational Documents. The Administrative Agent shall have received, the following documents, each certified as indicated below:

(i) a copy of the Organizational Documents of the Borrower as in effect on the Closing Date, with a copy of the certification of the Borrower’s certificate of formation by the relevant governmental agency in the British Virgin Islands, and a copy of a certificate, where available, as to the good standing of and payment of franchise taxes by the Borrower from the relevant governmental agency of the British Virgin Islands, dated as of a date no earlier than fifteen (15) days prior to the Closing Date;

(ii) a certificate of an Authorized Officer of the Borrower, the Sponsor, Positive and the Operator dated on or about (but in no event later than) the Closing Date, certifying (A) that attached thereto is a true and complete copy of the Organizational Documents of such Person, as in effect at all times from the date on which the resolutions referred to in clause (B) below were adopted to and including the date of such certificate, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or other equivalent body) or evidence of any necessary partnership or limited liability company action, as the case may be, of such Person, authorizing the execution, delivery and performance of the Transaction Documents to which such Person is or is intended to be a party, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, and (C) as to the name, incumbency and specimen signature of each officer or attorney-in-fact, as the case may be, of such Person executing the Transaction Documents to which such Person is intended to be a party and each other document to be delivered by such Person from time to time in connection therewith (and each Secured Party may conclusively rely on such certificate until it receives a replacement certificate in the form described in this clause (C) from such Person).

(e) Fees and Expenses. The Borrower shall have paid or arranged for the payment when due (including, to the extent permitted, arrangement for payment out of Disbursements) of all fees, expenses, premiums and other charges payable by it on or prior to the First Disbursement Date under this Agreement or under any other Transaction Document.

(f) Governmental Approvals. The Administrative Agent shall have received a certificate from an Authorized Officer of the Borrower certifying that attached thereto are true and complete copies of all Necessary Governmental Approvals listed in Part A of Schedule 4.6 that are required to be obtained on or before the First Disbursement Date (if any) and, if requested by the Administrative Agent, of all applications made for such Necessary Governmental Approvals and all material correspondence received or sent in respect of such applications.

(g) Filings, Registrations and Recordings. The Administrative Agent shall have received a UCC report as of a date no less recent than ten (10) Business Days before the Closing Date, listing all effective financing statements that name the Borrower or Positive as “Debtor” and that are filed in the District of Columbia, together with copies of such financing statements (none of which shall cover the Collateral except to the extent evidencing Permitted Liens). Any document required to be filed, registered, notarized or recorded in order to create and perfect the Security Interests as first priority Liens shall have been properly filed, registered, notarized or recorded in each office in each jurisdiction in which such filings, registrations, notarizations and recordations are required, and any other action required in the reasonable judgment of the Collateral Agent (acting upon the instructions of any Secured Party) to perfect such Security Interests as such first priority Liens shall have been effected, and the Collateral Agent shall have received acknowledgment copies or other evidence satisfactory to it that all necessary filing, notarization, recording and other fees and all taxes and expenses related to such filings, notarizations, registrations and recordings have been paid in full.

(h) Subordination and Pledge Agreement. The Pledged Securities required to be delivered to the Collateral Agent pursuant to the Subordination and Pledge Agreement shall have been delivered, together with such other documents as are necessary to perfect the interests of the Secured Parties in and to the Collateral covered thereby with the priority contemplated therefor by the Subordination and Pledge Agreement.

(i) Sponsor’s Certificate. The Administrative Agent shall have received an original certificate signed by an Authorized Officer of the Sponsor, dated the Closing Date, to the effect that (i) the representations and warranties of the Sponsor set forth in each of the Financing Documents to which the Sponsor is a party are true and correct in all material respects on and as of such date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such earlier date), and (ii) the Sponsor is in compliance in all material respects with all of its agreements contained in any Transaction Document to which it is a party.

(j) Operator’s Certificate. The Administrative Agent shall have received an original certificate signed by an Authorized Officer of the Operator, dated the Closing Date, to the effect that (i) the representations and warranties of the Operator set forth in each of the Financing Documents to which the Operator is a party are true and correct in all material respects on and as of such date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such earlier date), and (ii) the Operator is in compliance in all material respects with all of its agreements contained in any Transaction Document to which it is a party.

(k) Positive’s Certificate. The Administrative Agent shall have received an original certificate signed by an Authorized Officer of Positive, dated the Closing Date, to the effect that (i) the representations and warranties of Positive set forth in each of the Financing Documents to which Positive is a party are true and correct in all material respects on and as of such date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such earlier date), and (ii) Positive is in compliance in all material respects with all of its agreements contained in any Transaction Document to which it is a party.

(l) Financial Information, etc. The Administrative Agent shall have received copies of the most recent available financial statements (annual or semi-annual, whichever is most recent) from each of the Borrower, the Sponsor, Positive and the Operator together with an original certificate from the chief financial officer or other Authorized Officer of such Person dated the Closing Date, to the effect that, to the best of such officer’s knowledge, (A) such financial statements are true, complete and correct in all material respects and (B) there has been no material adverse change in the financial condition, operations, Properties, business or prospects of such Person since the date of such financial statements.

(m) Base Case Projections; Drawdown Schedule; Budgets. The Administrative Agent shall have received (i) the Base Case Projections, incorporating appropriate operating assumptions agreed by the Independent Engineer, which shall project, for the Relevant Period, a minimum Debt Service Coverage Ratio for each Interest Period of each full Operating Year during the Relevant Period of not less than 1.20:1.00; (ii) the Capex Budget; (iii) the Drawdown Schedule.

(n) Process Agent. The Administrative Agent shall have received a copy of a letter from Corporation Service Company accepting its appointment as process agent in New York for the Borrower, the Operator, the Sponsor and Positive.

(o) Legal Opinions. The Administrative Agent shall have received the following legal opinions, each of which legal opinions shall be dated on or about (but in no event later than) the Closing Date, shall be addressed to each Secured Party:

(i) A legal opinion of White & Case LLP, special New York counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(ii) A legal opinion of White & Case LLP, special English counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(iii) A legal opinion of Appleby, special British Virgin Island counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(iv) A legal opinion of Souza, Cescon Avedissian, Barrieu e Flesch - Advogados, special Brazilian counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(v) A legal opinion of Patton, Moreno & Asvat, special Panamanian counsel to the Lenders, with respect to the Mortgage and the registration and flagging of the Drilling Unit, in form, scope and substance satisfactory to each Secured Party.

(vi) A legal opinion of Norton Rose LLP, Dutch counsel to the Lenders, in form, scope and substance satisfactory to each Secured Party.

(p) Material Adverse Effect. Since the Effective Date, (i) there shall not have occurred any material change in the financial, political or economic conditions in the United States, Brazil, the British Virgin Islands, Singapore or international loan markets and (ii) no other event shall have occurred and no condition shall exist that has had or could reasonably be expected to have a Material Adverse Effect.

(q) Foreign Corrupt Practices Act. The Administrative Agent shall have received an original Officer’s Certificate, dated the Closing Date, stating that neither the Borrower nor any of its officers, directors, employees, agents or Affiliates, acting on its behalf, has taken any action in connection with the Project that violates the Foreign Corrupt Practices Act of the United States, if applicable, or any similar Law in the British Virgin Islands, Brazil or any other jurisdiction, if applicable.

(r) Technical Opinion of the Independent Engineer. The Administrative Agent shall have received a report from the Independent Engineer with respect to such matters as the Lenders may reasonably request, including (i) confirmation that the Independent Engineer is satisfied with the technical aspects of the Project Documents and (ii) that the Drilling Unit is expected to be delivered to Petrobras pursuant to the requirements thereof and on a timely basis, but in any event no later than May 2013.

(s) Independent Appraisal. The Administrative Agent shall have received from an Independent Appraiser an independent Appraisal of the market value of the Drilling Unit, including its valuation during the life of the Loan (until the Maturity Date).

(t) “Know Your Customer” Checks. The Borrower, the Sponsor and the Operator shall have supplied to each Lender such documentation and other evidence as is requested by such Lender (for itself or on behalf of the other Lenders) in order for such Lender to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to each of the Borrower, the Sponsor and the Operator pursuant to the transactions contemplated by the Financing Documents.

3.2 Conditions to All Loans. The obligation of any Lender to make the first Disbursement or any subsequent Disbursement (except as stated in this Section 3.2) shall be subject to the conditions precedent that, both immediately prior to the making of the first Disbursement and each such subsequent Disbursement and also after giving effect thereto, unless (x) in the case of the first Disbursement, such condition is waived by each Lender, and (y) in the case of any subsequent Disbursement, such condition is waived by, in the case of the Specified Conditions, each Lender, and in the case of each other condition, the Majority Lenders:

(a) Notices of Borrowing. The Administrative Agent shall have received not less than three (3) Business Days prior to such Disbursement Date, (A) a Notice of Borrowing pursuant to and in compliance with Section 2 in respect of the Disbursement of Loans executed and delivered by an Authorized Officer of the Borrower in respect of the Disbursement of Loans to be made on the relevant Disbursement Date, and (B) a certificate of the Independent Engineer in respect of such proposed Disbursement, in the form attached hereto as Exhibit C, accompanied by the relevant Independent Engineer Report, in each case containing no exceptions or qualifications which are unsatisfactory to the Administrative Agent; provided, however, that no Notice of Borrowing shall be required to be delivered in connection with a Borrowing of Loans solely in respect of Eligible IDC.

(b) Representations and Warranties. The representations and warranties of the Borrower contained in Section 4 hereof and the representations and warranties of the Borrower, the Operator, the Sponsor and Positive contained in any other Financing Document to which such Person is a party shall be true and correct in all material respects on and as of such Disbursement Date as if made on and as of such date (or, if stated to have been made solely as of an earlier date, were true and correct as of such date).

(c) No Default. No Default or Event of Default shall have occurred and be continuing or would result from the making of such Loan and no other default by the Borrower or, to the best knowledge of the Borrower, any other Person (which default by such other Person could reasonably be expected to have a Material Adverse Effect) under any of the Transaction Documents shall have occurred and be continuing.

(d) Governmental Approvals, etc. (i) All Necessary Governmental Approvals which were not obtainable or required to be obtained by the Borrower or any Project Participant prior to the Closing Date but which under applicable Law were obtainable or required to be obtained prior to such Disbursement Date shall have been duly obtained and shall be in full force and effect; (ii) there shall have been no change in any applicable Law, and no issuance of any order, writ, injunction or decree of any Governmental Authority or arbitral tribunal, which, in either such case, could reasonably be expected to have a Material Adverse Effect; and (iii) there shall have been no proposed change in or modification of any applicable Law which could reasonably be expected to be enacted and which if enacted could reasonably be expected to have a Material Adverse Effect.

(e) Equity Contributions. After giving effect to such Loan on such Disbursement Date, the ratio of (x) the aggregate amount of Equity Contributions theretofore made or to be made on or prior to such Disbursement Date to (y) the aggregate amount of the Loans theretofore made or to be made on or prior to such Disbursement Date shall not be less than 20:80.

(f) Delivery Date Loans. In the event such Loan is to be a Delivery Date Loan, the Administrative Agent shall have received the following, each of which shall be in form and substance satisfactory to all of the Lenders, and the other conditions set forth below shall have been satisfied or waived by all of the Lenders:

(i) Registration. The Administrative Agent shall have received evidence that (A) the Drilling Unit has been enrolled in the name of the Borrower through the port of registry under the laws and flag of the Republic of Panama, (B) the title of ownership of the Drilling Unit has been duly registered on a preliminary basis in the name of the Borrower with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (C) the Mortgage has been registered on a preliminary basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (D) the Tax Free Certificate has been issued by the Panamanian Shipping Bureau and (E) any prior registration of the Drilling Unit in the name of the Building Contractor has been cancelled (or confirmation from the Building Contractor that there was no such prior registration) and that no Liens are registered against the Drilling Unit on such register. Any other action required in the judgment of the Collateral Agent (acting upon the instructions of any Secured Party) to perfect the first priority Liens intended to be created by the Mortgage shall have been effected, and the Collateral Agent shall have received (i) acknowledgment copies or other evidence satisfactory to it that all necessary filing, notarization, recording and other fees and all taxes and expenses related to such registration have been paid in full and (ii) an opinion of Panama counsel to the Lenders with respect to such registration and the legality, validity and enforceability of the Mortgage.

(ii) Classification. The Administrative Agent shall have received evidence that the Drilling Unit is fully classified by the American Bureau of Shipping with the classification specified in Section 2 of Article I of the Building Contract, free from any material recommendations, together with a copy of the inspection report.

(iii) Insurance. The Administrative Agent shall have received a certified copy of the insurance policies required by Section 5.9 hereof to be delivered prior to the disbursement of the Delivery Date Loans or certificates of insurance with respect thereto together with a report from the Insurance Advisor regarding such policies and compliance with such Section 5.9.

(iv) Export Licenses. The Administrative Agent shall have received copies, certified by an Authorized Officer of the Borrower to be true and complete copies, of all Necessary Governmental Approvals required by the Borrower and or the Building Contractor in connection with the export of the Drilling Unit from Singapore.

(v) Payment of Contract Price. The Administrative Agent shall have received evidence that the Contract Price will, upon payment of the proceeds of the Delivery Date Loans to the Building Contractor, be paid in full.

(vi) Delivery Date Documents. The Administrative Agent shall have received copies, certified by an Authorized Officer of the Borrower to be true and complete copies, of the forms of all documents to be delivered by the Building Contractor under Article VII of the Building Contract, including without limitation the Delivery Certificates, the declaration of warranty and the builder’s certificate or the bill of sale referred to therein, as applicable, in each case in form and substance satisfactory to the Independent Engineer, and evidence satisfactory to the Administrative Agent that immediately following payment of the final milestone payment under the Building Contract (i) such documents will be delivered to the Borrower executed by the Building Contractor and (ii) copies of such documents, certified by an Authorized Officer of the Borrower to be true and complete copies, will be delivered to the Administrative Agent.

(vii) Independent Engineer Report. The Administrative Agent shall have received an Independent Engineer Report relating to the delivery of the Drilling Unit.

(g) Execution of and Satisfaction of Conditions under the Hedging Agreements. With respect to any Disbursement requested to occur on or after the Required Hedging Date, the Required Hedging Agreements shall have been duly executed and all conditions of such Required Hedging Agreements shall have been satisfied.

(h) Sufficient Copies. The Administrative Agent shall have received, together with each document required to be delivered to the Administrative Agent under this Section 3 (other than documents required under this Section 3 to be delivered in original form to each Lender), sufficient copies of such document for each of the Lenders.

(i) Other Documents. The Administrative Agent shall have received such other statements, certificates, documents, approvals and legal opinions as the Administrative Agent may request, where there is a reasonable basis for such request, to evidence satisfaction of the applicable conditions set forth in Section 3.1 and this Section 3.2.

The acceptance of the proceeds of each Loan shall constitute a certification by the Borrower to the relevant Lenders confirming the satisfaction of the applicable conditions set forth in clauses (a) through (i) of this Section 3.2 upon the making of such Loan.

3.3 Project Completion Date. The occurrence of the Project Completion Date shall be subject to the conditions precedent that the Administrative Agent shall have received, or shall have waived (acting on the instructions of all of the Lenders) receipt of, the following, each of which shall be in form and substance satisfactory to the Administrative Agent (acting on the instructions of all of the Lenders), and that the other conditions set forth below shall have been satisfied or waived by the Administrative Agent (acting on the instructions of all of the Lenders):

(a) Governmental Approvals. All Necessary Governmental Approvals, which under applicable Law were required to be obtained prior to the Project Completion Date, shall have been duly obtained and shall be in full force and effect and free from conditions or requirements the compliance with which could reasonably be expected to have a Material Adverse Effect or which the Borrower does not reasonably expect to be able to satisfy, and the Administrative Agent shall have received a copy of each such Necessary Governmental Approval not previously delivered to the Administrative Agent on or prior to the Closing Date.

(b) Work Completion. The Work (except for Punch List items which are not material for compliance with the Charter Agreement and the Services Agreement) shall have been completed in accordance in all material respects with the Construction Contracts and in compliance in all material respects with all applicable Laws and Governmental Approvals, and all ancillary construction, upgrades and improvements necessary for the operation of the Project as contemplated by the Transaction Documents shall have been completed.

(c) Completion Certificates. The Administrative Agent shall have received (i) an original executed counterpart of the Borrower Completion Certificate (the statements contained in which shall be true and correct in all material respects), and (ii) an original executed counterpart of the Independent Engineer Completion Certificate.

(d) Drilling Unit. The Delivery shall have occurred, the Drilling Unit shall have been accepted by Petrobras in accordance with the Charter Agreement and the Services Agreement, and the Commercial Operation Date shall have occurred.

(e) Opinions. The Administrative Agent shall have received original counterparts of such supplemental opinions of counsel to the Borrower and the Project Participants as the Administrative Agent may request, where there is a reasonable basis for such request, with respect to the matters relating to the conditions set forth in this Section 3.3.

(f) No Liens. There shall not have been filed against or served upon the Borrower with respect to the Project or any part thereof notice of any Lien or claim of Lien (except for Permitted Liens), which has not been released by payment or bonding or otherwise or which will not be released with the payment of the related obligation out of Loans to be made on the Project Completion Date.

SECTION 4. REPRESENTATIONS, WARRANTIES AND AGREEMENTS

In order to induce each of the Lenders to enter into this Agreement and to make the Loans, the Borrower makes the following representations, warranties and agreements as of the date hereof, all of which shall be deemed to have been repeated by the Borrower at each Disbursement:

4.1 Organization. The Borrower is a special purpose company duly organized, validly existing and in good standing under the laws of the British Virgin Islands. The Borrower is duly authorized and qualified to do business and is in good standing in each jurisdiction in which it owns or leases Property or in which the conduct of its business requires it to so qualify, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect. The Borrower has the requisite company power and authority to own or lease and operate its Properties, to carry on its business (including with respect to the Project), to borrow money, to create the Security Interests as contemplated by the Security Documents to which it is a party and to execute, deliver and perform each Transaction Document (including, without limitation, the Notes) to which it is or will be a party.

4.2 Authority and Consents. (a) The execution, delivery and performance by the Borrower of each Financing Document to which it is or will be a party, and the transactions contemplated by the Financing Documents: (i) have been duly authorized by all necessary corporate action (including any necessary shareholder action); (ii) will not breach, contravene, violate, conflict with or constitute a default under (A) any of its Organizational Documents, (B)

any applicable Law, or (C) any contract, loan, agreement, indenture, mortgage, lease or other instrument to which it is a party or by which it or any of its Properties may be bound or affected, including all applicable Governmental Approvals and the Transaction Documents; and (iii) except for the Liens created by the Security Documents, will not result in or require the creation or imposition of any Lien upon or with respect to any of the Properties of the Borrower.

(b) Each Financing Document to which the Borrower is a party (i) has been duly executed and delivered by the Borrower and (ii) when executed and delivered by each of the other parties thereto, will be the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as the enforceability thereof may be limited by (A) applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally or by applicable statues of limitations or other statutes or rules affecting the manner of enforcement of creditors’ rights generally and (B) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) Other than filings, registrations and authorizations in connection with the Mortgage set forth in Part B of Schedule 4.6, no authorization, consent or approval of, or notice to or filing with, any Governmental Authority or any other Person has been, is or will be required to be obtained or made (i) for the due execution, delivery, recordation, filing or performance by the Borrower of any of the Transaction Documents to which it is a party or any transaction contemplated by the Transaction Documents, (ii) for the grant by the Borrower, or the perfection and maintenance, of the Liens contemplated by the Security Documents to which it is a party (including the first priority nature thereof) or (iii) for the exercise by the Collateral Agent or any other Secured Party of any of its rights under any Transaction Document or any remedies in respect of the Collateral pursuant to the Security Documents, except for the authorizations, consents, approvals, notices and filings set forth in Schedule 4.2 and Part A of Schedule 4.6, all of which have been or will be duly obtained, taken, given or made prior to the Closing Date and are (and will be) in full force and effect.

4.3 Capitalization; Indebtedness; Investments. (a) Schedule 4.3 contains, as of the Effective Date, a true and complete list of all of the authorized and outstanding Equity Interests of the Borrower by class, all commitments by the Sponsor to make capital contributions to the Borrower and all capital contributions previously made by the Sponsor to the Borrower. All of the Equity Interests of the Borrower have been duly authorized and validly issued and are fully paid and nonassessable. None of such Equity Interests have been issued in violation of any applicable Law. Except as set forth in Schedule 4.3 and the Financing Documents, the Borrower is not a party or subject to, does not have outstanding and is not bound by, any subscriptions, options, warrants, calls, agreements, preemptive rights, acquisition rights, redemption rights or any other rights or claims of any character that restrict the transfer of, require the issuance of, or otherwise relate to any shares of its Equity Interests. The Equity Interests of the Borrower are owned beneficially and of record by the Person set forth in Schedule 4.3. Except for the Liens created by the Subordination and Pledge Agreement, there is no Lien on any of the Equity Interests of the Borrower, and the Borrower has not been notified of the assignment of all or any part of the Sponsor’s Investments in the Borrower other than the assignment in favor of the Collateral Agent pursuant to the Subordination and Pledge Agreement.

(b) As of the Effective Date, (i) other than the Indebtedness under the Transaction Documents, the Bridge Loan Agreement and Intercompany Loan Agreement (which is subject to Section 5.36), the Borrower has no Indebtedness of any nature, whether due or to become due, absolute, contingent or otherwise, and (ii) the Borrower holds no Investments other than Investments permitted by Section 5.15.

4.4 Financial Condition. (a) The Borrower has delivered to the Administrative Agent the audited financial statements of the Borrower as at and for the fiscal year ended on December 31, 2009, prepared in accordance with IFRS and certified by the principal financial officer of the Borrower, together with the opinion of the Borrower’s accountants with respect thereto. Such financial statements fairly present the financial condition of the Borrower as at such date and the results of its operations for the period ended on such date. Such financial statements have been prepared in accordance with IFRS consistently applied and the related reconciliations thereof have been prepared in accordance with IFRS consistently applied.

(b) As of the Effective Date, the Borrower has no outstanding obligations or liabilities, fixed or contingent, except as disclosed in the financial statements described in (a) above or incurred pursuant to the Transaction Documents since the date of such financial statements. As of the Effective Date, since the date of the audited financial statements described in (a) above, no event, condition or circumstance exists or has occurred which has resulted in or could reasonably be expected to result in a material adverse change in the financial condition, operations, business, profits or prospects of the Borrower from that set forth in such financial statements.

4.5 Litigation; Labor Disputes. Other than any such actions which have only been threatened and have not and could not reasonably be expected to have a Material Adverse Effect, there is no action, suit, other legal proceeding, arbitral proceeding, inquiry or investigation pending or, to the best of the Borrower’s knowledge, threatened by or before any Governmental Authority or in any arbitral or other forum, nor any order, decree or judgment in effect, pending, or, to the best of the Borrower’s knowledge, threatened (a) against or affecting the Borrower or any material part of its Properties or rights, or (b) to the best of the Borrower’s knowledge, against or affecting any Project Participant or any of its Properties or rights, that, in the case of this clause (b), (i) relates to the Project, any of the Transaction Documents to which such Project Participant is a party or any of the transactions contemplated thereby, and (ii) has, or could reasonably be expected to have, a Material Adverse Effect. There are no ongoing, or currently threatened, strikes, slowdowns or work stoppages by the employees of the Borrower or the Operator or, to the best knowledge of the Borrower and which have, or could reasonably be expected to have, a Material Adverse Effect, the Building Contractor or Petrobras.

4.6 Governmental Approvals.

(a) As of the Closing Date, all Necessary Governmental Approvals, except for those set forth in Part B of Schedule 4.6, have been duly obtained or made, were validly issued, are in full force and effect, are final and not subject to modification or appeal, are held in the name of the Borrower (or, as applicable, the relevant Project Participant) and are free from conditions or requirements the compliance with which could reasonably be expected to have a

Material Adverse Effect or which the Borrower or, to the Borrower’s knowledge, the relevant Project Participant does not reasonably expect to be able to satisfy. No event has occurred that could reasonably be expected to (A) result in the revocation, termination or adverse modification of any such Necessary Governmental Approval or (B) materially and adversely affect any rights of the Borrower (or, as applicable, any Project Participant) under any such Necessary Governmental Approval.

(b) As of the Closing Date, the Governmental Approvals set forth in Part B of Schedule 4.6 are not required for the current stage of the Project and are not customarily obtained until a later stage of the Project has commenced. As of the Closing Date, the Borrower has no reason to believe that any Necessary Governmental Approvals which are not required to have been obtained by the Borrower as of the Closing Date, but which will be required in the future (including those set forth in Part B of Schedule 4.6), will not be granted in due course prior to the time when needed free from conditions or requirements which the Borrower or, to the Borrower’s knowledge, the relevant Project Participant does not reasonably expect to be able to satisfy or compliance with which could reasonably be expected to have a Material Adverse Effect.

(c) The Drilling Unit, if imported, constructed, owned and operated in accordance with the Plans and Specifications and the Transaction Documents, will conform to and comply in all material respects with all covenants, conditions, restrictions and requirements in all Necessary Governmental Approvals, in the Transaction Documents applicable thereto and under all other Laws applicable thereto.

4.7 Use of Proceeds.

(a) The proceeds of the Loans and of the loans under the Bridge Loan Agreement and the Intercompany Loan Agreement have been and will be used to pay Project Costs (excluding costs referred to in item (iii) in the definition for such term set forth in Appendix A).

(b) The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock and no part of the proceeds of any Loan will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

(c) Neither the making of any Loan nor the use of the proceeds thereof will violate or be inconsistent with the provisions of Regulation U or Regulation X.

4.8 ERISA. As of the Effective Date neither the Borrower nor any ERISA Affiliate of the Borrower has or has ever maintained or contributed to (or has or has ever had an obligation to contribute to) any Plan or Multiemployer Plan.

4.9 Taxes.

(a) The Borrower has timely filed with the appropriate taxing authority all income tax returns, and all other tax and informational returns which are required to be filed by or with respect to the income, Properties or operations of the Borrower. The Borrower has paid all taxes due pursuant to such returns or otherwise payable by the Borrower, except such taxes, if any, as are being contested in good faith and by proper proceedings and as to which adequate reserves have been provided. There is no action, suit, proceeding, investigation, audit, or claim now pending or, to the best knowledge of the Borrower, threatened by any authority regarding any taxes relating to the Borrower. The Base Case Projections reflect the Borrower’s reasonable good faith estimates of all material taxes that, under present Law, will be due and payable by the Borrower assuming that the Borrower has the income and expenses reflected in the Base Case Projections.

(b) Except as contemplated in the Base Case Projections, no material liability for any tax will be incurred by the Borrower as a result of the execution, delivery or performance of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby.

(c) It is a “disregarded entity” (as that term is used in Section 301.7701-2(a) of the U.S. Treasury Regulations) that is not separate for United States federal income tax purposes from its single owner, the Sponsor, which is a non-U.S. head office (and not a U.S. branch) of a foreign person within the meaning of Section 1.1441-4(a)(3)(ii) of the U.S. Treasury Regulations.

4.10 Investment Company Act. The Borrower is not an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended. Neither the making of any Disbursement, nor the application of the proceeds or repayment thereof by the Borrower, nor the consummation of the other transactions contemplated hereby will violate any provisions of such Act or any rule, regulation or order of the U.S. Securities and Exchange Commission thereunder.

4.11 Title; Security Documents.

(a) The Borrower will, upon payment of all amounts payable by it under the Construction Contracts and delivery and acceptance of the Drilling Unit pursuant to Article VII of the Building Contract, own and have good and marketable title to the Drilling Unit, free and clear of all Liens other than Permitted Liens.

(b) The Borrower has good and marketable title to all of the Property purported to be owned by it, free and clear of all Liens, other than Permitted Liens, and holds such title and all of such Property in its own name and not in the name of any nominee or other Person. The Borrower is lawfully possessed of a valid and subsisting leasehold estate in and to all Property which it purports to lease, free and clear of all Liens, other than Permitted Liens, and holds such leaseholds in its own name and not in the name of any nominee or other Person. The Borrower has not created and is not contractually bound to create any Lien on or with respect to any of its assets, Properties, rights or revenues, except for Permitted Liens, and, except under the Transaction Documents, the Borrower is not restricted by contract, law or otherwise from creating Liens on any of its Properties.

(c) The provisions of the Security Documents to which the Borrower is a party delivered or to be delivered prior to the Closing Date are, and each other Security Document to which the Borrower is a party when delivered will be, effective to create, in favor of the Collateral Agent for the benefit of the Secured Parties, legal, valid and enforceable Liens on or in all of the Collateral intended to be covered thereby, and all necessary recordings and filings have been (or, in the case of such other Security Documents, will be) made in all necessary public offices and all other necessary and appropriate action has been (or, in the case of such other Security Documents, will be) taken so that the Liens created by each such Security Document constitute perfected Liens on or in the Collateral intended to be covered thereby, prior and superior to all other Liens (other than Permitted Liens), and all necessary consents to the creation, effectiveness, priority and perfection of each such Lien have been (or, in the case of such other Security Documents, will be) obtained. No mortgage or financing statement or other instrument or recordation covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of the Secured Parties or in respect of Permitted Liens.

4.12 Environmental Matters. The Borrower has, to the best of its knowledge, complied and is now complying in all respects with the Equator Principles with respect to the Drilling Unit.

4.13 Subsidiaries. As of the Effective Date, the Borrower has no Subsidiaries and does not beneficially own any Capital Stock or other ownership interest of any other Person.

4.14 Intellectual Property. Except where failure so to do could not reasonably be expected to have a Material Adverse Effect, the Borrower owns or has the right to use all patents, trademarks, permits, service marks, trade names, copyrights, franchises, formulas, licenses and other rights with respect thereto, and has obtained assignment of all licenses and other rights of whatsoever nature currently necessary for the Project and the operation of its business as currently contemplated without any conflict with the rights of others. Except where the same could not reasonably be expected to have a Material Adverse Effect, no product, process, method, substance, part or other material sold or employed or presently contemplated to be sold by or employed by the Borrower in connection with its business infringes or will infringe any patent, trademark, permit, service mark, trade name, copyright, franchise, formula, license or other intellectual property right.

4.15 Project Documents. (a) Except for contracts, agreements, side letters, leases, powers of attorney or other instruments or documents relating to services, materials or rights that can reasonably be expected to be available on commercially reasonable terms at the time required, the Project Documents constitute all contracts, agreements, side letters, leases, powers of attorney or other instruments or documents (other than, for the avoidance of doubt, documents related to Governmental Approvals) that are necessary for (i) the Project, or (ii) the conduct of the business of the Borrower as contemplated by the Transaction Documents. As of the Effective Date, each Project Document delivered or to be delivered pursuant to Section 3.1(a)(i) to which the Borrower is a party has been duly authorized, executed and delivered by the Borrower, is in full force and effect and is binding upon and enforceable against the Borrower in accordance with its terms. The Borrower, and to the best of its knowledge, each Project Participant, is in compliance in all material respects with the terms and conditions of the

Project Documents to which it is a party, and to the best knowledge of the Borrower, no event has occurred that could reasonably be expected to (A) result in an event of default under, or a material breach of, any Project Document, (B) result in the revocation, termination or adverse modification of any Project Document or (C) adversely affect any material right of the Borrower under any Project Document, other than in each case as has been previously notified in writing by the Borrower to the Administrative Agent.

(b) All representations and warranties of the Borrower and, to the Borrower’s knowledge, the other parties thereto, contained in the Project Documents are true and correct in all material respects (except to the extent that any such representation or warranty is expressed to be made only as of an earlier date, in which case such representation or warranty was true and correct in all material respects on and as of such earlier date).

(c) All conditions precedent to the obligations of the respective parties under the Project Documents have been satisfied or waived in writing (with a copy of such waiver provided to the Administrative Agent), except for such conditions precedent which by their terms cannot be (and are not required to be) met until a later stage in the construction or operation of the Drilling Unit, and the Borrower has no reason to believe that any such conditions precedent cannot be satisfied or waived prior to the time when such conditions are required to be met pursuant to the applicable Project Documents.

(d) As of the Effective Date, the Borrower is not a party to any material agreement or contract other than (x) subject to Section 5.36, the Bridge Loan Agreement and the Intercompany Loan Agreement and (y) the Transaction Documents. As of the Closing Date, each of the Project Documents delivered or to be delivered pursuant to Section 3.1(a)(i) consists only of the original document (including exhibits and schedules) and the amendments thereto expressly described in the relevant definitions appearing in Appendix A hereto, and there are no other amendments or waivers or supplements, written or oral. The Administrative Agent has received a true and complete copy of each such Project Document, including all exhibits, schedules and disclosure letters referred to therein or delivered pursuant thereto, if any. None of such Project Documents has been amended or modified except for the Permitted Amendments.

4.16 No Default. No Default or Event of Default has occurred and is continuing.

4.17 Compliance with Laws. As of the Effective Date and except where any such violation could not reasonably be expected to have a Material Adverse Effect, the Borrower is not in violation of any Law (including any Environmental Law), Governmental Approval, order, writ, injunction or decree or its Organizational Documents.

4.18 Disclosure. (a) All documents, reports or other written information pertaining to the Borrower or the Project that have been furnished to any Agent or any Lender by or on behalf of the Borrower prior to the date of this Agreement (including (i) any application to any Lender for the extensions of credit provided for in the Financing Documents, (ii) the Financing Documents, including the exhibits and schedules attached thereto, (iii) all other written information relating to the Borrower, any other Project Participant or the Project provided by the Borrower to any Agent or any Lender and (iv) any such documents, reports or other written information provided by the Sponsor, the Operator or any Affiliate thereof, but excluding the Base Case Projections, the Capex Budget and other forecasts and projections), taken as a whole, are, as of the date of this Agreement, true and correct in all material respects and do not contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained herein or therein not materially misleading as of the date of this Agreement. As of the date of this Agreement, there is no fact, event or circumstance known to the Borrower that has not been disclosed to the Administrative Agent in writing, the existence of which could reasonably be expected to have a Material Adverse Effect.

(b) As of the Closing Date, the Capex Budget accurately specifies in all material respects all costs and expenses incurred and the Borrower’s reasonable good faith estimates of all costs and expenses anticipated by the Borrower to be incurred prior to the Date Certain to construct and finance the Drilling Unit and to implement the Project in the manner contemplated by the Transaction Documents. The Capex Budget and the Base Case Projections, as of the Closing Date, (i) are based on reasonable assumptions as to the estimates set forth therein, (ii) are not inconsistent with the provisions of the Transaction Documents in any material respect, (iii) have been prepared in good faith and with due care and (iv) fairly represent the Borrower’s reasonable expectations as to the matters covered thereby as of their date. All projections and budgets furnished or to be furnished to the Lenders by or on behalf of the Borrower after the Closing Date (A) are and will be based on reasonable assumptions as to the estimates set forth therein, (B) are and will be consistent with the provisions of the Transaction Documents in all material respects, (C) are and will be prepared in good faith and with due care and (D) are and will fairly represent the Borrower’s reasonable expectations as to the matters covered thereby as of their respective dates.

4.19 Immunity. The Borrower is subject to civil and commercial law with respect to its Obligations under the Financing Documents, and the execution, delivery and performance of the Financing Documents by the Borrower constitute private and commercial acts rather than public or governmental acts. Neither the Borrower nor any of its Properties has any immunity from suit, court jurisdiction, attachment prior to judgment, attachment in aid of execution of a judgment, set-off, execution of a judgment or from any other legal process with respect to the Obligations of the Borrower under the Financing Documents.

4.20 Transactions with Affiliates. As of the Closing Date (other than as expressly contemplated in the Transaction Documents), the Borrower is not engaged or subject to any agreement to engage in any transactions (including any transactions relating to the buying or selling of any Properties or any products of the Project or involving the receipt of money as payment for goods or services) with any Affiliate of the Borrower.

4.21 Commercial Operation Date; Change Orders. (a) As of the Closing Date, the Borrower estimates, in good faith, that the aggregate proceeds of the Loans, together with the aggregate Equity Contributions made by the Sponsor, will be sufficient to achieve the Commercial Operation Date.

(b) As of the Closing Date, no material Change Order has been proposed and no material Change Order is being contemplated for proposal in the future by the Borrower, or, to the best knowledge of the Borrower, by the Building Contractor.

4.22 Single-Purpose Entity. As of the Effective Date the Borrower has not engaged in any business other than the development of the Project and activities ancillary thereto and activities expressly contemplated in the Transaction Documents.

4.23 Availability and Transfer of Foreign Currency. Other than the registration of the Charter Agreement with the Central Bank of Brazil in order to allow for payments by Petrobras thereunder to be made to Positive, no foreign exchange control approvals or other authorizations by the government of Brazil or any Governmental Authority therein or thereof are required to assure the availability of Dollars to enable the Borrower to perform its obligations under the Transaction Documents in accordance with their terms. There are no legal restrictions or requirements which limit the availability or transfer of foreign exchange for the purpose of the performance by the Borrower and each Agent of their respective obligations under this Agreement and the other Financing Documents. There are no legal restrictions or requirements which limit the availability or transfer of foreign exchange for the purpose of remitting the proceeds of enforcement of the Obligations or the Collateral to any Secured Party.

4.24 Sanctions. Neither the Borrower nor any of its Subsidiaries or any director, officer, employee, agent, affiliate or representative thereof is a Person that is, or is owned or controlled by Persons that are (i) the subject of any sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority or pursuant to the Iran Sanctions Act, as amended (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the Union of Myanmar (Burma), the Republic of Cuba, the Islamic Republic of Iran, the Democratic People’s Republic of Korea (North Korea), the Republic of Sudan and the Syrian Arab Republic).

SECTION 5. COVENANTS.

The Borrower covenants and agrees with each of the Lenders that, so long as any Commitment or any Loan or any other Obligation is outstanding and until payment in full of all amounts payable by the Borrower to the Secured Parties under the Financing Documents:

5.1 Financial Statements and Other Information. The Borrower shall deliver or cause to be delivered to the Administrative Agent:

(a) Semi-annual Financial Statements. As soon as available and in any event within ninety (90) days after the end of the first fiscal semester of the Borrower in each fiscal year, a copy of the complete unaudited, consolidated statements of income, retained earnings and cash flow of the Borrower, and the related unaudited, consolidated balance sheet of the Borrower as at the end of such period, accompanied by a certificate of an Authorized Officer of the Borrower, which certificate shall state that said financial statements fairly present the financial condition and results of operations of the Borrower in accordance with IFRS, consistently applied, as at the end of, and for, such periods (subject to normal year-end audit adjustments);

(b) Annual Financial Statements. As soon as available and in any event within one hundred and eighty (180) days after the end of each fiscal year of the Borrower, a copy of the complete audited, consolidated statements of income, retained earnings and cash flow of the Borrower, and the related audited, consolidated balance sheet of the Borrower as at the end of such year and any related audit letter, setting forth in each case in comparative form the corresponding figures for the preceding fiscal year, and accompanied by an unqualified opinion thereon of Deloitte Touche Tohmatsu Auditores Independentes, or another firm of independent certified public accountants of recognized international standing, which opinion shall state that said financial statements fairly present the financial condition and results of operations of the Borrower as at the end of, and for, such fiscal year in accordance with IFRS, that the related reconciliations thereof have been prepared in accordance with IFRS, and that, in making the examination necessary for their opinion, they obtained no knowledge, except as specifically stated, of any Default or Event of Default;

(c) Commercial Operation Date. Immediately upon the occurrence thereof, a written notice that the Commercial Operation Date has occurred;

(d) Debt Service Coverage Ratios. As soon as available and in any event within ten (10) Business Days after each Calculation Date, a calculation of the Debt Service Coverage Ratio for the Calculation Period for such Calculation Date, certified by an Authorized Officer of the Borrower together with supporting data in reasonable detail (a “Debt Service Coverage Statement”), which calculation shall be attached to the Monthly Transfer Date Certificate (as defined in the Accounts Agreement) delivered for the calendar month immediately succeeding the calendar month in which such Calculation Date occurs;

(e) Defaults. Promptly after any officer or director of the Borrower knows or has a reasonable basis to believe that any Default or Event of Default or any material default by any Project Participant under any Project Document has occurred, a written notice of such event describing the same in detail satisfactory to the Administrative Agent and, together with such notice, a description what action if any the Borrower or, if known by the Borrower, such Project Participant has taken and/or proposes to take with respect thereto;

(f) Progress Reports. Promptly upon receipt thereof, each progress report received by the Borrower from the Building Contractor, including each “written advice” delivered under Section 4.1 of Article II of the Building Contract;

(g) Measurement Reports. As soon as reasonably practicable after receipt, but in any event no more frequently than on a quarterly basis, copies of the Measurement Reports (Relatórios de Medição) (as described in Clause 7 of the Charter Agreement) prepared by Petrobras under the Charter Agreement;

(h) Notices. Promptly after delivery or receipt thereof, a copy of each notice, demand or other communication given or received by the Borrower which is material to the Project, (i) pursuant to or relating to any of the Transaction Documents (including all requests for amendments or waivers) or pursuant to or relating to any Necessary Governmental Approval, or (ii) to or from any Governmental Authority relating in any way to the Project;

(i) Environmental, Occupational Health and Industrial Safety Plan. Simultaneously with the delivery thereof to Petrobras, a copy of the Portuguese language

Environmental, Occupational Health and Industrial Safety Plan (Plano de Segurança Industrial, Proteção ao Meio Ambiente e Saúde Ocupacional) as described in, and required to be delivered to Petrobras under, Annex VI of the Charter Agreement and Annex VII of the Services Agreement, with an English translation thereof to be provided as soon as practicable, but in any event no later than three (3) months, thereafter; and

(j) Reports of Drilling Unit Movement; Environmental License. (a) Within five (5) Business Days of request by the Administrative Agent (which request shall be made not more than once per calendar quarter unless a Default or an Event of Default has occurred and is continuing, in which case the Administrative Agent may make such requests as often as necessary), a report concerning the then-current location of the Drilling Unit and (b) a report promptly after the occurrence of either of the following events: (A) the Drilling Unit leaving the region or basin in which it is operating at that time or (B) the Drilling Unit crossing the line that is 200 nautical miles offshore Brazil. Within five (5) Business Days of request by the Administrative Agent received pursuant to clause (a) of the preceding sentence, the Borrower shall (i) request Petrobras for a copy of the environmental license(s) authorizing operations by the Drilling Unit at the then-current location and (ii) immediately upon receipt thereof from Petrobras, provide a copy of such environmental license to the Administrative Agent.

(k) Other Information. From time to time such other material information regarding the financial condition, operations, business or prospects of the Borrower or, to the extent obtainable by the Borrower upon the exercise of its reasonable efforts, the Project or any Project Participant, including without limitation copies of the Operator’s “Document of Compliance”, the Drilling Unit’s “Safety Management Certificate”, the “International Ship Security Certificate” issued under the International Ship and Port Facility Security (ISPS) Code and documents evidencing compliance with the International Safety Management (ISM) Code, as may reasonably be requested by the Administrative Agent (acting at the reasonable request of any Lender).

5.2 Other Notices. The Borrower shall promptly, and in any event within five (5) Business Days, after any officer or director obtains knowledge thereof, give to the Administrative Agent notice of:

(a) any pending or threatened application or proceeding by or before any Governmental Authority for the purpose of revoking, terminating, withdrawing, suspending, modifying or withholding any Necessary Governmental Approval, other than, in the case of any such threatened application or proceeding, where such revocation, termination, withdrawing, suspending, modifying or withholding could not reasonably be expected to have a Material Adverse Effect;

(b) any action, suit, investigation, litigation or proceeding before any court or Governmental Authority, affecting the Borrower or the Project that (i) could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of any Transaction Document or the consummation of the transactions contemplated by the Transaction Documents;

(c) any litigation, investigation or proceeding relating to the Project and affecting any Project Participant which, if adversely determined against such Person, could reasonably be expected to result in a Material Adverse Effect;

(d) the discovery of (i) any Environmental Claim or (ii) if it could reasonably be expected to result in a Material Adverse Effect, any violation of or liability under any Environmental Law, in each case against or affecting the Borrower, the Operator (relating to the Project), Positive, Petrobras (relating to the Project) or the Project;

(e) any demand by a Project Participant for an arbitration proceeding under any Project Document;

(f) any (i) Taking, or (ii) other casualty, damage or loss to any Property of the Borrower, whether or not insured, through fire, theft, other hazard or casualty which could reasonably be expected to have a Material Adverse Effect;

(g) (i) any delay for any reason in the construction of the Drilling Unit and any unscheduled shutdown or reduction in operation of the Drilling Unit, which, in each case, could reasonably be expected to have a Material Adverse Effect, or (ii) any substantial labor dispute which could lead to such a shutdown or material reduction;

(h) any actual, proposed or threatened cessation or suspension of the Work for any reason by the Building Contractor, which could reasonably be expected to have a Material Adverse Effect;

(i) any non-payment or delay in payment by Petrobras for a period of twenty (20) days from the date such payment is due under the Charter Agreement or the Services Agreement, as the case may be;

(j) any event constituting force majeure under any of the Project Documents or any claim by any Project Participant alleging that a force majeure event thereunder has occurred; and

(k) any other event, condition or circumstance directly related to the Project and/or the Borrower which could reasonably be expected to have a Material Adverse Effect.

Each notice pursuant to this Section 5.2 shall, if requested by the Administrative Agent (acting at the request of any Lender), be supplemented promptly by a statement signed by an Authorized Officer of the Borrower setting forth a description in reasonable detail (to the extent that the Borrower has such information) of the occurrence referred to therein and stating what action (if any is then planned) the Borrower proposes to take with respect thereto.

5.3 Maintenance of Existence; Conduct of Business. The Borrower shall (a) preserve and maintain its legal existence as a company under the laws of the British Virgin Islands and all of its material licenses, rights, privileges and franchises necessary for the maintenance of its corporate existence, (b) comply, in all material respects, with its Organizational Documents, (c) engage solely in the business of constructing, owning, operating and maintaining the Drilling Unit and activities ancillary thereto and any other activity expressly contemplated by the Transaction Documents, (d) not cancel, terminate, permit the cancellation or termination of, amend, modify or change any material terms or conditions of, or grant any material consent, waiver or approval under, or take or fail to take any other action that would impair the value of the interest or impair the rights of the Borrower under, any of its Organizational Documents, and (e) not take any action or fail to take any action (except as set forth in the proviso to this Section 5.3) that would cause the Borrower to be subject to any Taxes other than as contemplated in the Base Case Projections; provided, however, for the avoidance of doubt, if it is necessary for the Borrower, in order to comply with its obligations under clause (e) of this Section 5.3 or otherwise to prevent the Borrower (or any of its Affiliates) from becoming subject to additional Taxes in respect of the transaction evidenced by the Transaction Documents, to redomicile to another jurisdiction or to transfer its rights and obligations to another Person, before consummating any such redomiciliation or transfer, the Borrower shall be required to request and obtain the prior written consent of each Lender, such request to be considered by each Lender in good faith and such consent to be granted or withheld by each Lender in its sole discretion.

5.4 Compliance with Laws. The Borrower shall conduct its business and cause the Drilling Unit to be duly constructed, completed and operated in compliance with all applicable requirements of Law, including all relevant Governmental Approvals, Environmental Laws, the International Safety Management (ISM) Code and the International Ship and Port Facility Security (ISPS) Code, except where any failure to comply could not individually or in the aggregate be reasonably expected to have a Material Adverse Effect, and except that the Borrower may, at its expense, contest by appropriate proceedings conducted in good faith the validity or application of any such requirement of Law, so long as (a) none of the Secured Parties would be subject to any criminal liability for failure to comply therewith and (b) the pendency of such proceedings could not reasonably be expected to have a Material Adverse Effect.

5.5 Payment of Taxes, Etc. The Borrower shall duly pay and discharge before they become overdue (a) all taxes, assessments and other governmental charges or levies imposed upon it or its Property, income or profits, or its activities in connection with the Project, (b) all utility and other governmental charges incurred in the ownership, operation, maintenance, use, occupancy and upkeep of its business and (c) all lawful claims and obligations that, if unpaid, might result in the imposition of a Lien upon its Property; provided, however, that the Borrower may contest in good faith any such tax, assessment, charge, levy, claim or obligation and, in such event, may permit the tax, assessment, charge, levy, claim or obligation to remain unpaid during any period, including appeals, when the Borrower is in good faith contesting the same by proper proceedings, so long as (i) adequate reserves shall have been established with respect to any such tax, assessment, charge, levy, claim or obligation, accrued interest thereon and potential penalties or other costs relating thereto, or other adequate provision for payment thereof shall have been made and (ii) such contest could not reasonably be expected to have a Material Adverse Effect.

5.6 Accounting and Financial Management. The Borrower shall (a) maintain adequate management information and cost control systems, (b) maintain a system of accounting in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower in accordance with IFRS, and (c) promptly deliver to the Administrative Agent a copy of any “management letter” or other similar communication received by the Borrower from the Borrower’s accountants relating to the Borrower’s financial, accounting and other systems, management or accounts. In the event that the Borrower replaces its existing auditors for any reason, the Borrower shall appoint and maintain as auditors another firm of independent public accountants, which firm shall be internationally recognized.

5.7 Inspections; Auditors. (a) The Borrower shall permit, and cause the Operator and Positive to permit, representatives of the Administrative Agent, the Insurance Advisor and, prior to the Commercial Operation Date, the Independent Engineer, with reasonable advance notice, during normal business hours and at such intervals as such Person shall reasonably desire, to visit and inspect the Drilling Unit and to witness and verify the Acceptance Tests, to examine, copy and make extracts from its (and the Operator’s) books and records, to inspect its Properties, and to discuss its operation with its (and the Operator’s) officers and engineers, and all to the extent reasonably requested by the Administrative Agent, the Insurance Advisor or the Independent Engineer (as the case may be), provided, however, that after the Commercial Operation Date, such visits and inspections shall be subject to availability of transportation and, if required, approved by Petrobras.

(b) The Borrower shall provide assistance to the officers and designated representatives of the Administrative Agent, the Insurance Advisor and the Independent Engineer in their communications with the Borrower’s auditors (whose fees and expenses shall be for the account of the Borrower) regarding the accounts and operations of the Borrower; provided, however, that upon the occurrence of a Default or an Event of Default and its continuance, the Administrative Agent, the Insurance Advisor, the Independent Engineer and their officers and designated representatives shall be entitled to communicate directly with the Borrower’s auditors (whose fees and expenses shall be for the account of the Borrower).

(c) The Borrower shall permit the Administrative Agent, the Independent Engineer and the Insurance Advisor to review (i) all Plans and Specifications, (ii) any quality control data and performance test data, and (iii) any other data relating to the Project or to the progress of construction as may be reasonably requested by the Administrative Agent, the Independent Engineer or the Insurance Advisor. Further, the Borrower shall permit the Administrative Agent, the Independent Engineer and the Insurance Advisor reasonable access to monitor, witness and review the Work and reasonable access to books and records.

(d) The Borrower shall give reasonable notice of, and permit the Administrative Agent, the Independent Engineer, and the Insurance Advisor for such purpose to attend, (i) all Drilling Unit construction progress review meetings held by the Borrower or its agents or representatives and (ii) any and all Acceptance Tests or other material performance tests of the Drilling Unit or any component thereof (whether any such test is to be conducted on or off the Drilling Unit).

(e) Notwithstanding anything to the contrary herein or in any other Transaction Document, unless otherwise expressly agreed in writing, no act or omission of the Administrative Agent, any Lender or the Independent Engineer or any other consultant engaged by any Lender shall in any way (i) affect the obligations of the Borrower, any Construction Contractor or any other Person under any Transaction Document or any other contract relating to any Construction Contract, (ii) be deemed to be the acceptance of any defective work performed by any Construction Contractor or any other Person under any Construction Contract, or (iii) be deemed to be a waiver of any rights against any Construction Contractor or any other Person under any Construction Contract or otherwise.

(f) All inspections and visits contemplated by this Section 5.7 shall be at the expense of the Borrower; provided, however, that, when no Event of Default relating to operation of the Drilling Unit has occurred,

(i) inspections and visits at the expense of the Borrower shall be limited to (1) an inspection visit by the Independent Engineer in connection with each milestone completion under the Building Contract, including an inspection visit by the Independent Engineer at each of (x) Keel Laying and (y) the delivery and acceptance of the Drilling Unit pursuant to the Building Contract, (2) inspection visits by the Independent Engineer to investigate and discuss any delays in the construction or delivery of the Drilling Unit or in achieving the Commercial Operation Date, and (3) after the Delivery Date, one inspection or visit per year by the Insurance Advisor; and

(ii) the Borrower shall not be responsible for the cost of travel accommodations or travel costs other than travel to the nearest port city and to the Drilling Unit and reasonable accommodations on the Drilling Unit and in such port city.

5.8 Governmental Approvals. The Borrower shall (i) from time to time obtain and maintain, each Necessary Governmental Approvals as shall now or hereafter be required under applicable Laws except where (a) the inability to obtain, or the rescission, termination, modification or suspension of such Necessary Governmental Approval is being contested by appropriate proceedings in accordance with this Section 5.8, (b) none of the Secured Parties would be subject to any criminal liability as a result of such rescission, termination, modification or suspension, and (c) the pendency of such proceedings could not reasonably be expected to have a Material Adverse Effect, and (ii) intervene in and contest any proceeding which seeks or may reasonably be expected, to rescind, terminate, modify or suspend any Necessary Governmental Approval and, if reasonably requested by the Administrative Agent (acting on the instructions of the Required Lenders), appeal any such rescission, termination, modification or suspension in the manner and to the full extent permitted by applicable Law. The obligations of the Borrower under this Section 5.8 shall not in any way limit or impair the rights or remedies of the Secured Parties under any Financing Document directly or indirectly arising as a result of any such rescission, termination, modification or suspension.

5.9 Insurance.

(a) Insurance Requirements. The Borrower shall maintain or cause to be maintained in full force and effect at all times on and after the date (“Keel Laying”) on which the keel is laid by the Building Contractor pursuant to the Building Contract and continuing throughout the term of this Agreement (unless otherwise specified in Appendix C) insurance coverages for the Project meeting the requirements set forth in Appendix C (with the exception of those insurances (“MII”) specified in Part B – II thereof, which shall be acceptable to the Required Lenders and, subject to Section 5.9(j), shall be obtained by or on behalf of the Lenders), with reputable insurance companies with a Standard & Poor’s financial strength rating of “A-” (or its equivalent) or higher for at least ninety-five percent (95%) of the placements and with a Standard & Poor’s financial strength rating of “BBB+” (or its equivalent) or higher for the remaining five percent (5%) of the placements, all to be acceptable to the Administrative Agent (acting on the instruction of the Required Lenders), with limits, coverage, endorsements and other provisions sufficient to satisfy the requirements set forth in Appendix C naming (i) the Borrower and including its officers and employees as named insureds, (ii) the Collateral Agent as additional named insured for its rights and interests, with no operational interest in the Drilling Unit required, and without the Collateral Agent or any other Secured Party thereby being liable or obligated to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance and (iii) the Collateral Agent as assignee and loss payee with such directions for payment as the Collateral Agent may specify acting in accordance with the Accounts Agreement.

(b) Waiver of Subrogation. Without prejudice to the Borrower’s rights under the Accounts Agreement and the other Financing Documents, the Borrower hereby waives any and every claim for recovery from the Secured Parties for any and all loss or damage covered by any of the insurance policies to be maintained under this Agreement to the extent that such loss or damage is recovered under any such policy. Inasmuch as the foregoing waiver will preclude the assignment to, or the exercise of rights of subrogation by, an insurance company (or other Person) in respect of any such claim to the extent of such recovery, the Borrower shall give written notice of the terms of such waiver to each insurance company which has issued, or which may issue in the future, any such policy of insurance (if such notice is required by the insurance policy) and shall cause such insurance policy to be properly endorsed by the issuer thereof to, or to otherwise contain one or more provisions that, prevent the invalidation of the insurance coverage provided thereby by reason of such waiver.

(c) Amendment of Requirements. The Administrative Agent (acting on the instruction of the Required Lenders), may at any time amend the requirements (including, without limitation, the amount and scope of insurance coverage) and approved insurance companies described in this Section 5.9 due to changed circumstances after the Closing Date which in the reasonable judgment of the Administrative Agent (acting on the instruction of the Required Lenders and in consultation with the Insurance Advisor), either render such coverage materially inadequate or materially reduce the financial ability of the approved insurance companies to pay claims. For the avoidance of doubt, in no event shall any such amendment by the Administrative Agent require loss of hire insurance or any other insurance coverage of a type not described in this Section 5.9 (including Appendix C). The Borrower shall not make, or agree to, any alteration to the terms of any insurance, nor waive any right relating to any insurance effected by it, as required by this Section 5.9 without (x) prior written notice to the Administrative Agent and (y) with respect to any such alteration or waiver which is material, the prior written consent of the Administrative Agent (acting on the instruction of the Required Lenders).

(d) Additional Provisions.

(i) Loss Notification: The Borrower shall promptly notify the Administrative Agent and the Collateral Agent of any Event of Loss likely to give rise to claims in excess of $25,000,000 in the aggregate in any calendar year in respect of any of the policies required by this Section 5.9.

(ii) Loss Adjustment and Settlement: Except in relation to MII, losses in respect of any of the policies required by this Section 5.9 shall be adjusted with the insurance companies, including the filing in a timely manner of appropriate proceedings, by the Borrower, subject to the approval of the Administrative Agent (acting on the instructions of the Required Lenders) if such loss is in excess of $25,000,000. In addition the Borrower may in its reasonable judgment consent to the settlement of any loss, provided that in the event that the amount of the loss exceeds $25,000,000 or there has occurred a Default or Event of Default which is continuing, the terms of such settlement are approved by the Administrative Agent (acting on the instructions of the Required Lenders).

(iii) Miscellaneous Policy Provisions: The marine cargo, property damage (including machinery) insurance policies effected pursuant to this Section 5.9 shall not include any annual or term aggregate limits of liability or clause requiring the payment of an additional premium to reinstate the limits after loss except as regards the insurance applicable to the perils of flood, earth movement, sabotage and terrorism.

(iv) Policy Language: All policies of insurance required to be maintained pursuant to this Section 5.9 shall be issued in English, with a clause in such policies stating that the English language version will prevail over any other version should any dispute arise regarding policy language.

(v) No Set-Off: The Borrower shall procure that the insurance policies effected by it shall provide that all payments by or on behalf of the insurers under the insurances to the Collateral Agent shall be made without set-off howsoever described.

(e) Evidence of Insurance. On or prior to Keel Laying and on an annual basis at least ten (10) days after each policy anniversary, the Borrower shall furnish the Administrative Agent and the Collateral Agent with (i) certification of all required insurance marked “premium paid” or accompanied by other evidence of payment reasonably satisfactory to the Administrative Agent and (ii) a schedule of the insurance policies held by or for the benefit of the Borrower and required to be in force by the provisions of this Section 5.9. Such certification shall be executed by each insurer or by an authorized representative of each insurer where it is not practical for such insurer to execute the certificate itself. Such certification shall identify underwriters, the type of insurance, the insurance limits and the policy term and shall specifically list the special provisions enumerated for such insurance required by this Section 5.9. The schedule of insurance shall include the name of the insurance company, policy number, type of insurance, major limits of liability and expiration date of the insurance policies. Upon request, the Borrower will promptly furnish the Administrative Agent and the Collateral Agent with copies of all insurance policies, binders, cover notes and certificates of entry (in the case of protection and indemnity insurance and/or war risks insurance) or other evidence of such insurance relating to the insurance required to be maintained hereunder.

(f) Reports. Concurrently with the furnishing of the certification referred to in Section 5.9(e), the Borrower shall furnish the Administrative Agent and the Collateral Agent with a report signed by the Insurance Advisor, stating that in its opinion, the insurance then carried out or to be renewed is in accordance with the terms of this Section 5.9.

(g) Broker’s Letter of Undertaking. On or prior to Keel Laying and promptly (but in any event not later than thirty (30) days) after the issuance, modification or renewal of any insurance policies required to be effected by the Borrower under this Section 5.9, the Borrower shall furnish the Administrative Agent and the Collateral Agent with letters of undertaking, complete with fleet lien waiver clause if applicable, substantially in the form of Part D of Appendix C or otherwise in form and substance satisfactory to the Administrative Agent (acting on the instructions of the Required Lenders), from the relevant insurance broker with regard to such insurance policies and, in respect of the protection and indemnity entry, a letter of undertaking in a standard format issued by protection and indemnity clubs that are members of the International Group of P&I Clubs.

(h) Failure to Maintain Insurance. In the event the Borrower fails to take out or maintain the full insurance coverage required to be effected by the Borrower by this Section 5.9, the Administrative Agent (acting on the instruction of the Required Lenders), upon thirty (30) days’ prior notice (unless the aforementioned insurance would lapse within such period and/or, with respect to the insurance described in Part B-I of Appendix C, would fail to become effective when required thereunder, in which event notice should be given as soon as reasonably possible) to the Borrower of any such failure, may (but shall not be obligated to) take out the required policies of insurance and pay the premiums on the same. All amounts so advanced therefor by the Administrative Agent (including any broking fees) shall become an additional Obligation of the Borrower, and the Borrower shall forthwith pay such amounts to the Administrative Agent, together with interest thereon at the Default Rate from the date so advanced until fully paid.

(i) Secured Parties not Responsible for Representations by Borrower. No Secured Party shall be responsible for any representations or warranties made by or on behalf of the Borrower to any insurance company or underwriter. Any failure on the part of any Secured Party to pursue or obtain the evidence of insurance required by this Agreement and/or failure of any Secured Party to point out any non-compliance of such evidence of insurance shall not constitute a waiver of any of the insurance requirements in this Agreement.

(j) Mortgagees’ Interest Insurance. The MII shall be effected by the Administrative Agent at the cost of the Borrower which cost the Borrower shall reimburse the Administrative Agent promptly upon request. The Administrative Agent shall use its best efforts to obtain from insurers acceptable to the Required Lenders and the Borrower the best terms and conditions of cover reasonably obtainable on the insurance market for ships of similar type and age as the Drilling Unit. The Lenders hereby acknowledge that, to the extent permitted by applicable law, the MII underwriters shall, upon payment of a claim under the MII, be subrogated to all the rights and remedies of the Insured Parties (as set out in Part B-II of Appendix C) up to the amount of such payment, but only to the extent of the rights and remedies that such Insured Parties may have in respect of such claim under the Borrower’s insurance policies and the International Group of P&I Club entries related to the Drilling Unit. For the avoidance of doubt, in respect of any loss for which a claim is made under the MII, the Lenders hereby expressly waive any rights they may otherwise have to recover all or part of such loss or of costs incurred in respect of such claim from the Borrower or any Affiliate of the Borrower, in each case to the extent of amounts finally and indefeasibly received by the Lenders under the MII.

5.10 Events of Loss.

(a) If an Event of Loss shall occur with respect to any of its Property, the Borrower shall (i) diligently pursue all its rights to compensation against any Person with respect to such Event of Loss, (ii) cause all Loss Proceeds to be deposited in the Offshore Loss Proceeds and Compensation Account pursuant to, and subject to any exceptions allowed by, the Accounts Agreement. To the extent that any Loss Proceeds are paid to the Borrower, Positive or the Operator, the Borrower shall cause such Loss Proceeds to be held in trust for the Collateral Agent for the benefit of the Secured Parties segregated from other funds of the Borrower, Positive and the Operator.

(b) The Collateral Agent and the Administrative Agent shall be entitled to participate in any compromise, adjustment or settlement in connection with any Event of Loss under any policy or policies of insurance or in respect of any proceeding with respect to any Taking, in each case involving in excess of $25,000,000.

5.11 Application of Loss Proceeds.

(a) If an Event of Loss (other than a Drilling Unit Loss Event) shall occur and the amount of Loss Proceeds thereunder is $35,000,000 or less, so long as no Default or Event of Default shall then have occurred and be continuing (other than a Default or Event of Default arising directly from the event as to which such Loss Proceeds have been paid), the Borrower shall be permitted (without the consent of the Lenders) to apply the Net Available Amount of such Loss Proceeds to the payment of the costs of Restoring the Affected Property that was the subject of such Event of Loss in accordance with the terms of the Accounts Agreement. The Borrower shall take, as and when appropriate, all steps necessary or advisable in the reasonable opinion of the Administrative Agent to ensure that the Property of the Borrower which will result from the Restoration Work shall be subject to first priority Liens in favor of the Collateral Agent for the benefit of the Secured Parties (whether by amendment of the Security Documents or by entering into new security documents or otherwise).

(b) If an Event of Loss (other than a Drilling Unit Loss Event) shall occur and the amount of Loss Proceeds thereunder is greater than $35,000,000, so long as no Default or Event of Default shall then have occurred and be continuing (other than a Default or Event of Default arising directly from the event as to which such Loss Proceeds have been paid), the Borrower shall be permitted (with the consent of the Required Lenders, such consent to be obtained within forty-five (45) days after receipt of such proceeds unless the Required Lenders and the Borrower agree otherwise) to apply the Net Available Amount of such Loss Proceeds to the payment of the costs of Restoring the Affected Property that was the subject of such Event of Loss and the Net Available Amount of such Loss Proceeds shall be remitted to the Borrower from time to time in order to enable the Borrower to pay the costs of the Restoration Work, such remittance to be made pursuant to the terms of the Accounts Agreement; provided, however, that notwithstanding the foregoing, the consent of the Required Lenders shall not be required so long as the Independent Engineer shall have been satisfied with each of the following conditions:

(i) the Net Available Amount of the Loss Proceeds (together with all other funds reasonably expected to be available to the Borrower pursuant to the Transaction Documents or otherwise) shall be sufficient to Restore the Affected Property and the Borrower shall have consulted with the Independent Engineer regarding the sufficiency of such amounts for such uses during the period of time required to Restore the Affected Property;

(ii) the Drilling Unit shall be capable of being Restored to its specifications and condition as it had prior to the damage or destruction;

(iii) after giving effect to the completion of such proposed Restoration Work, the Drilling Unit shall be at least equal in value, utility and performance in all material respects as it was prior to the damage or destruction;

(iv) no Project Document or Necessary Governmental Approval in effect immediately prior to the Event of Loss giving rise to such Loss Proceeds shall have been canceled unless replaced in a manner satisfactory to the Independent Engineer, or contain any still exercisable right to cancel, due to such Event of Loss;

(v) all steps necessary or advisable in the reasonable opinion of the Administrative Agent are taken as and when appropriate to ensure that the Property of the Borrower which will result from the Restoration Work shall be subject to first priority Liens in favor of the Collateral Agent for the benefit of the Secured Parties (whether by amendment of the Security Documents or by entering into new security documents or otherwise); and

(vi) the Borrower shall have delivered to the Collateral Agent and the Administrative Agent cash-flow projections and other assurances satisfactory to the Independent Engineer (in consultation with the Administrative Agent) demonstrating the Borrower’s ability to meet its Obligations during the period from such Event of Loss until and following completion of such Restoration Work.

(c) The Borrower shall cause the Restoration Work to commence promptly after the Borrower has been permitted to apply Loss Proceeds to pay the costs of such Restoration Work and shall use all reasonable efforts to cause such Restoration Work to be completed promptly. If (x) such Restoration Work shall not have commenced within thirty (30) days after the Borrower has been permitted to apply Loss Proceeds to pay the costs of such Restoration Work or (y) the consent of the Required Lenders shall not have been obtained within the forty-five (45)-day period (or as has been otherwise agreed by the Required Lenders and the Borrower) as set forth in Section 5.11(b) above, the Net Available Amount of such Loss Proceeds shall be applied, on behalf of the Borrower, to the prepayment of the Loans on the next succeeding Principal Payment Date in accordance with Section 6.3(f).

Notwithstanding anything to the contrary in this Section 5.11, (i) if an Event of Default shall have occurred and be continuing (other than as a direct result of the Event of Loss which gave rise to such Loss Proceeds), unless the Required Lenders may direct otherwise, the Collateral Agent shall forthwith direct the Offshore Accounts Bank to pay the remaining amount of such Loss Proceeds to the Administrative Agent for application in prepayment of the Loans and (ii) in the event of a Drilling Unit Loss Event, all Loss Proceeds shall be applied to the prepayment of the Loans in accordance with Section 6.3(f).

Without limitation to any of the Borrower’s other obligations under this Section 5.11, the Borrower shall, in no event later than two hundred and seventy (270) days after an Event of Loss, either (i) apply the Loss Proceeds from such Event of Loss to the prepayment of the Loans in accordance with Section 6.3(f) or (ii) Restore the Affected Property that was the subject of such Event of Loss; provided that, for the avoidance of doubt, the Borrower shall not be prohibited from continuing, beyond such two hundred and seventy (270) days, negotiations with insurers regarding the amount of such Loss Proceeds payable so long as such Restoration is funded and completed utilizing funds other than such Loss Proceeds (x) within such two hundred and seventy (270) days and (y) otherwise in accordance with the requirements of the Financing Documents.

(d) Any net loss proceeds received by or on behalf of the Lenders pursuant to the MII shall be applied promptly to the prepayment of the Loans.

5.12 Limitation on Liens. The Borrower shall not create, incur, assume or suffer to exist any Lien upon any of its Property, whether now owned or hereafter acquired, except:

(a) Liens created under the Financing Documents;

(b) Liens imposed by any Governmental Authority for taxes to the extent not required to be paid under Section 5.5;

(c) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business or in connection with the construction and/or operation of the Drilling Unit, either (i) for amounts not yet due or (ii) for a sum in aggregate at any time not exceeding twenty million Dollars ($20,000,000), which shall include any possessory Lien and any contractual title retention arrangement pursuant to any contract, agreement or arrangement entered into in relation to the Project;

(d) any Lien on the Drilling Unit for master’s, OIM’s, officer’s or crew’s wages arising in accordance with usual maritime practice which are not overdue; and

(e) any Lien for salvage.

5.13 Indebtedness. The Borrower shall not create, incur, suffer to exist or otherwise become liable for any Indebtedness except:

(a) Indebtedness arising under the Transaction Documents;

(b) subject to Section 5.36, Indebtedness owed under the Bridge Loan Agreement and the Intercompany Loan Agreement;

(c) any Subordinated Loans; and

(d) Indebtedness (other than Indebtedness for borrowed money) secured by a Permitted Lien.

5.14 Leases. The Borrower shall not enter into any agreement, or be or become liable as lessee under any agreement, for the lease, hire or use of any real or personal Property, except for operating leases of personal Property (which do not constitute Capital Lease Obligations) contemplated by the Capex Budget, provided that the Borrower’s aggregate payment obligations under such operating leases shall not at any time exceed five million Dollars ($5,000,000) in the aggregate.

5.15 Investments; Subsidiaries. (a) The Borrower shall not make or permit to remain outstanding any Investments except Permitted Investments.

(b) The Borrower shall not establish, create or acquire any Subsidiary.

5.16 Distributions. The Borrower shall not make any distributions to any Person in respect of its Equity Interests or any other ownership interest in the Borrower, whether in cash or other Property, or redeem, purchase or otherwise acquire any interest of the Sponsor, or permit the Sponsor to withdraw any capital from the Borrower, or make payments in respect of the Intercompany Loan Agreement (other than payments made in accordance with Section 5.36) (all of the foregoing being referred to as “Distributions”) or make any payment of any management or other fees to any Affiliate of the Borrower (other than payments to Constellation Services Ltd. under the Management Services Agreement to be made in accordance with the terms of the Accounts Agreement); provided that nothing in this Section 5.16 shall prohibit the Borrower from (i) making Distributions of dividends and (ii) making other Distributions and any payments of management or other fees to any Affiliate of the Borrower at any time from amounts on deposit in the Offshore Distribution Account. The Borrower agrees that it shall not be entitled to the remittance of funds to the Offshore Distribution Account, and shall not request any such remittance unless such remittance is to be made on a Distribution Date and the following conditions are satisfied:

(i) the Project Completion Date has occurred;

(ii) no Default or Event of Default shall have occurred and be continuing or would result from the making of such Distribution;

(iii) the Borrower shall have delivered a Debt Service Coverage Statement for the Interest Payment Date immediately preceding the date of the proposed remittance to the Offshore Distribution Account in accordance with Section 6.5.1 of the Accounts Agreement as required by Section 5.1(d). Such statement shall demonstrate that the Debt Service Coverage Ratio, for the Calculation Period for the last Calculation Date, covered by such Debt Service Coverage Statement was at least 1.20:1.00;

(iv) the Offshore Debt Service Reserve Account is fully funded pursuant to the requirements of the Accounts Agreement (including, for the avoidance of doubt, any adjustments to the amounts to be on deposit in such Offshore Project Account as required under such agreement); and

(v) at least one scheduled payment of principal on the Loans has been made to the Lenders.

5.17 Required Hedging Agreements. (a) The Borrower shall enter into one or more Hedging Agreements (including any amendments of the Pre-Hedging Agreements and/or transfer by novation to any transferee Required Hedge Provider of all or part of the Pre-Hedging Agreements), each in form and substance satisfactory to the Lenders, with banks or other financial institutions having capital, surplus and undivided profits of at least $500,000,000 and which agree to be bound by the Intercreditor Agreement, which effectively enable the Borrower to protect itself in a manner satisfactory to the Administrative Agent against the risk of interest rate fluctuations as to a notional principal amount at least equal to ninety percent (90%) of the outstanding principal amount of the Loans from time to time, which Required Hedging Agreements shall be executed by the date (the “Required Hedging Date”) which is within the earlier of (i) ninety (90) days from the date of this Agreement and (ii) sixty (60) days from the date of first Disbursement, and maintained in full force and effect until the Loan Termination Date. The Borrower shall not enter into any Hedging Agreement other than (i) the Hedging Agreements entered into pursuant to the preceding sentence of this Section 5.17(a), (ii) transfers and novations thereof and (iii) amendments or modifications thereto, each in form and substance satisfactory to the Administrative Agent, entered into to increase the notional amount thereof so as to permit the Borrower to comply with its obligations to have entered into Hedging Agreements as to a notional amount equal to at least ninety percent (90%) of the outstanding principal amount of the Loans (collectively, the “Required Hedging Agreements”)

(b) If on any date from and after the Required Hedging Date until the Loan Termination Date the aggregate notional amount covered by the Required Hedging Agreements exceeds one-hundred percent (100%) of the outstanding principal amount of the Loans, the Borrower shall, within ten (10) Business Days of becoming aware of such excess, if such excess is continuing after that period, adjust such notional amount in order not to exceed the outstanding principal amount of the Loans; provided, however, that such adjustment shall be made on a pro rata basis across all Required Hedging Agreements and provided further that in the event the Borrower is required to comply with the Cash Sweep Obligation pursuant to Section 6.3(e), the provisions of this Section 5.17(b) shall not be applicable to the Borrower.

5.18 Financial Covenants.

(a) The Borrower shall ensure that the Debt Service Coverage Ratio, calculated for each Semi-annual Calculation Date for the twelve (12)-month period ending on the Interest Payment Date immediately preceding such Semi-annual Calculation Date, will not for any two (2) consecutive Semi-annual Calculation Dates be less than 1.10:1.0.

(b) No later than the date of the Notice of Borrowing for the Delivery Date Loans, and at all times thereafter, the Borrower shall maintain on deposit in the Offshore Debt Service Reserve Account the Offshore Debt Service Reserve Account Required Balance.

5.19 Transactions with Affiliates. Except as provided in the Transaction Documents and, subject to Section 5.36, the Intercompany Loan Agreement, the Borrower shall not directly or indirectly (a) make any Investment in or payment to an Affiliate of the Borrower; (b) transfer, sell, lease, assign or otherwise dispose of any Property to an Affiliate of the Borrower; (c) purchase or acquire Property from an Affiliate of the Borrower; or (d) enter into any other transaction or arrangement directly or indirectly with or for the benefit of an Affiliate of the Borrower, unless such transaction is upon fair and reasonable terms no less favorable to the Borrower than it would obtain in a comparable arm’s length transaction with a Person which is not an Affiliate.

5.20 Use of Proceeds; Capex Budget. (a) The Borrower (i) shall use the proceeds of the Loans solely to pay Project Costs and (ii) shall not make any payment in respect of any Construction Milestone (in whole or in part) unless such Construction Milestone has been achieved in accordance with the Building Contract.

(b) The Borrower shall not, without the prior written consent of the Administrative Agent (acting on the instructions of the Lenders and after obtaining an opinion of the Independent Engineer), amend, revise or modify the Capex Budget to increase it, or request any Loans in respect of any increase thereto; provided, however, that no such consent shall be required in the event any such action increases or causes an increase in the Capex Budget in the amount not to exceed the Unutilized Contingency Amount. An “increase” referred to in this subsection shall mean an increase in the Capex Budget by reference to the total amount thereof of seven hundred eighteen million, seven hundred and fifty thousand Dollars ($718,750,000) and not to any particular line item.

5.21 Project Construction; Maintenance.

(a) The Borrower shall cause the Drilling Unit to be duly constructed and completed in all material respects in accordance with the Capex Budget, the Construction Contracts, and Good Utility Practices (if any), and shall cause the Commercial Operation Date to occur by the last permitted date required in the Charter Agreement.

(b) The Borrower shall not enter into any Change Order except as may be permitted by Section 5.25.

(c) The Borrower shall maintain and preserve the Drilling Unit and all of its other Properties necessary or useful in the proper conduct of its business in good working order and in such condition that the Drilling Unit will have the capacity and functional ability to perform, on a continuing basis (ordinary wear and tear excepted), in normal commercial operation, the functions for which it was specifically designed in accordance with the Construction Contracts at substantially the levels contemplated thereby. The Borrower shall cause the Drilling Unit to be operated, serviced, maintained and repaired so that the condition and operating efficiency thereof will be maintained and preserved (ordinary wear and tear excepted) in all material respects in accordance and compliance with (i) Good Utility Practices, (ii) such operating standards as shall be required to enforce any material warranty claims against dealers, manufacturers, vendors, contractors, and sub-contractors, and (iii) the terms and conditions of all insurance policies maintained with respect to the Drilling Unit at any time.

(d) The Borrower shall not, in any material respect, alter, remodel, add to, reconstruct, improve or demolish any part of the Drilling Unit or any other Collateral, except as contemplated by or in accordance with the Plans and Specifications or as required by Petrobras in accordance with the terms of the Charter Agreement in which case the Borrower shall provide prior written notice thereof, together with the details of such alteration, remodeling, addition, reconstruction, improvement or demolition, as the case may be, to the Collateral Agent and the Administrative Agent.

(e) The Borrower shall not (i) appoint or allow the appointment of any replacement Operator which is an Affiliate of the Sponsor without the prior written approval of the Majority Lenders, (ii) appoint or allow the appointment of any other replacement Operator without the prior written approval of the Lenders, in each such case such approval not to be unreasonably delayed or withheld.

(f) The Borrower shall not, directly or indirectly, make or commit to make any expenditure in respect of the purchase or other acquisition of fixed or capital assets, other than (i) expenditures contemplated by the Capex Budget, and (ii) Loss Proceeds permitted to be applied to the payment of restoration costs pursuant to Section 5.11.

(g) The Borrower shall not remove any material part of the Drilling Unit or item of equipment installed on the Drilling Unit, except as required under the terms of the Charter Agreement (in which case the Borrower shall provide prior written notice thereof, together with the details of such removal to the Collateral Agent and the Administrative Agent), unless the part or item so removed is replaced promptly by a suitable part or item which is in the same condition as or better condition than the part or item being replaced, is free from any Lien other than Permitted Liens and becomes, upon installation on the Drilling Unit, (i) the property of the Borrower and, (ii) subject to a Security Interest in favor of the Collateral Agent, but only in each case to the extent and on the same terms as the part or item being replaced. Nothing in the foregoing sentence shall prevent removal by the Borrower, if such removal would not have a Material Adverse Effect on the ability of the Borrower to comply with the provisions of Section 5.21(c), of any part or item title to which is not and is not required to be vested in the Borrower.

5.22 Performance of Project Documents.

(a) The Borrower shall perform and observe, in all material respects, all of its covenants and agreements contained in any of the Project Documents to which it is or becomes a party, and shall take all necessary action to prevent the termination of any such Project Documents in accordance with the terms thereof or otherwise (other than by virtue of the scheduled expiration in the ordinary course of such Project Document in accordance with its terms).

(b) The Borrower shall instruct all Project Participants to make all payments payable to the Borrower to the Offshore Accounts Bank for deposit in the appropriate Offshore Project Account in accordance with the Accounts Agreement.

5.23 Petrobras Assignment. The Borrower shall not, and shall cause Positive not to, consent to any assignment or transfer of all or any part of rights and obligations of

Petrobras in, to or under the Charter Agreement other than to a transferee which has been approved by the Majority Lenders, provided, however, that in the event of any such assignment or transfer by Petrobras as to which the Borrower or Positive has no right of consent under the Charter Agreement, the Borrower shall (i) upon the request of the Majority Lenders, use its best efforts to obtain credit support from Petrobras or another Person, reasonably acceptable to the Majority Lenders, for the obligations of such assignee or transferee and (ii) use its best efforts to cause such credit support to be or become subject to the Liens of the Security Documents (whether by amendment to any Security Document, execution of a new Security Document or otherwise) in favor of the Collateral Agent; provided further, however, that in no event “best efforts” should require the Borrower, Positive and the Sponsor to take any action that could reasonably be expected to jeopardize their commercial relationship with Petrobras.

5.24 Merger; Sales and Purchases of Assets. The Borrower shall not merge into or consolidate with any other Person, or liquidate or dissolve itself (or suffer any liquidation or dissolution), or sell, lease, sub-let (or, with respect to the Drilling Unit, give consent to Petrobras to sub-let), transfer, part with possession or operational control or otherwise dispose of any assets or Property other than (a) with respect to the Drilling Unit, the chartering and operation of the Drilling Unit as contemplated by the Charter Agreement and/or the Services Agreement; (b) subject to the requirements of Section 6.3(c), sales, transfers and other dispositions of assets of the Borrower, having a value of less than five million Dollars ($5,000,000) in the aggregate, or otherwise determined by the Borrower (in its reasonable opinion) to be obsolete or no longer used by or useful to the Borrower for the operation or maintenance of the Drilling Unit, provided, that notice of any proposed sale, transfer or disposition having a value of more than five million Dollars ($5,000,000) in the aggregate pursuant to this clause (b) shall be given to the Administrative Agent at least ten (10) days prior to the consummation thereof and the Borrower shall certify in such notice that such assets are obsolete; (c) sales of Permitted Investments prior to the maturity thereof; (d) to the extent other assets or Property are being provided in replacement thereof pursuant to the terms of the Project Documents; (e) Distributions or other payments in accordance with Section 5.16; and (f) cash payments permitted under or contemplated by the Financing Documents. The Borrower shall not purchase or acquire any assets other than the purchase of (i) assets reasonably required for the completion of the Project in accordance with the Capex Budget, (ii) assets in the ordinary course of business reasonably required in connection with the operation of the Drilling Unit and (iii) Permitted Investments.

5.25 Amendment of Transaction Documents; Additional Project Documents; Change Orders; etc.

(a) The Borrower shall not, without the consent of, in the case of clause (i), clause (ii) and clause (v) below, the Lenders, and otherwise the Majority Lenders, (i) agree to or permit the cancellation, suspension or termination of any Project Document or any Financing Document (other than by virtue of the scheduled expiration in the ordinary course of such Project Document or Financing Document in accordance with its terms); (ii) sell, assign (other than pursuant to the Security Documents) or otherwise dispose of (by operation of law or otherwise) any part of its interest in any Project Document or any Financing Document; (iii) except where the same would not materially reduce the amount of any payment due to the Borrower and could not otherwise reasonably be expected to have a Material Adverse Effect, waive any default under or breach of any Project Document or waive, forgive or release any right, interest or entitlement, howsoever arising, under or in respect of any Project Document; (iv) petition, request or take any other legal or administrative action that seeks, or may be expected, to rescind, terminate or suspend any Project Document or, except where the same would not materially reduce the amount of any payment due or to become due to the Borrower and could not otherwise reasonably be expected to have a Material Adverse Effect, amend or modify all or any part thereof; (v) agree to or permit the assignment or delegation of any payment obligations of any Project Participant under any Project Document or, except where the same could not otherwise reasonably be expected to have a Material Adverse Effect, agree to or permit the assignment of any rights or the assignment or delegation of any other obligations of any Project Participant under any Project Document except as permitted without the consent of the Borrower, Positive or the Operator by the terms of such Project Document; (vi) except for Permitted Change Orders as provided below, amend, supplement, modify or give any consent under any Construction Contract or exercise any material option thereunder; (vii) except where the same would not materially reduce the amount of any payment due or to become due to the Borrower and could not otherwise reasonably be expected to have a Material Adverse Effect, amend, supplement, modify or give any consent under any Project Document (other than the Construction Contracts) or exercise any material option thereunder; (viii) except as may be permitted by Section 9.12, amend, supplement, modify or give any consent under any Financing Document or exercise any material option thereunder; or (ix) except as expressly required by the Financing Documents, enter into any Additional Project Document; provided that, for the avoidance of doubt, the Borrower’s refraining from taking enforcement action, where it is reasonable and prudent in the circumstances to so refrain, shall not be deemed a waiver, amendment or supplement for purposes of this Section 5.25(a).

(b) The Borrower may, with notice to be provided to the Independent Engineer and the Administrative Agent within ten (10) Business Days thereafter, enter into any Change Order (a “Permitted Change Order”) if (i) such Change Order is reasonable and necessary in the reasonable opinion of the Borrower, (ii) such Change Order does not materially change the Plans and Specifications and does not require consent from Petrobras under the Charter Agreement or the Services Agreement (other than consent that has already been obtained), (iii) such Change Order does not result in an extension of the Delivery Date beyond September 30, 2011, (iv) such Change Order does not result in any change to, or amendment of, the Acceptance Tests, the Delay Liquidated Damages, the performance guarantees or the conditions pursuant to which payment of any such damages is required to be made, either directly or indirectly, and (v) the cost of such Change Order does not exceed the then Unutilized Contingency Amount.

5.26 Environmental Compliance. The Borrower shall use all reasonable efforts to comply in all respects and cause all other Persons constructing, occupying or conducting operations to comply with the Equator Principles with respect to the Drilling Unit.

5.27 Completion; Acceptance Tests.

(a) The Borrower shall not, without the prior written consent of the Independent Engineer, (i) deliver a notice of acceptance or otherwise accept (including by refraining from issuing a notice of rejection or by failing to be present at the tests and trials of the

Drilling Unit for any reason whatsoever other than events beyond the Borrower’s control) the Drilling Unit under Article VI of the Building Contract, (ii) execute the Delivery Certificates contemplated by Article VII of the Building Contract and (iii) issue, approve or execute any other acceptance or completion certificate or otherwise confirm acceptance or completion of the Drilling Unit or any portion or phase of construction thereof.

(b) The Borrower shall not, without the prior approval of (x) the Majority Lenders (after consultation with the Independent Engineer) in the event any of the following actions could reasonably be expected to have a Material Adverse Effect or (y) the Independent Engineer if otherwise, (i) take any action or fail to take any action which could permit an extension of any guaranteed completion or acceptance date under the Building Contract, (ii) waive, defer or reduce any of the requirements of any of the Acceptance Tests or (iii) refrain from advising the Building Contractor under the Building Contract of any defects, deficiencies or discrepancies of which the Borrower has knowledge.

(c) The Borrower shall not, without the prior approval of the Independent Engineer, (i) notify the Building Contractor under the Building Contract that it accepts any punch list, or (ii) accept or confirm that the Drilling Unit has satisfied any of the material Acceptance Tests to be conducted during sea trials of the Drilling Unit (including tests of propulsion and dynamic positioning systems conducted during sea trials).

5.28 ERISA. Neither the Borrower nor any ERISA Affiliate of the Borrower shall at any time establish, maintain, contribute to or be required or permitted to contribute to any Plan or Multiemployer Plan.

5.29 Certain Agreements. The Borrower shall not enter into any agreement or undertaking other than the Transaction Documents restricting, or purporting to restrict, the ability of the Borrower to comply with the terms of this Agreement or to (a) amend this Agreement or any other Financing Document, (b) sell any of its assets, (c) create Liens, (d) create or incur Indebtedness or (e) make any Distribution.

5.30 Security Documents. (a) The Borrower shall take all actions necessary or requested by the Administrative Agent to maintain each Security Document to which it is a party in full force and effect and enforceable in accordance with its terms and to maintain and preserve the Liens created by such Security Documents and the priority thereof, including (i) making filings and recordations, (ii) making payments of fees and other charges, (iii) issuing and, if necessary, filing or recording supplemental documentation, including continuation statements, (iv) discharging all claims or other Liens adversely affecting the rights of any Secured Party in any Collateral, (v) publishing or otherwise delivering notice to third parties, (vi) depositing title documents and (vii) taking all other actions either necessary or otherwise requested by the Administrative Agent to ensure that all Collateral (including any after-acquired Property of the Borrower intended to be covered by any Security Document to which it is a party) is subject to a valid and enforceable first-priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties. In furtherance of the foregoing, (A) the Borrower shall ensure that all after-acquired Property of the Borrower other than such Property not intended to be covered by such Security Documents shall become subject to the Lien of the Security Documents having the priority contemplated thereby promptly upon the acquisition thereof and (B) the Borrower shall not open or maintain any bank account without first taking all such actions as may be necessary or otherwise requested by the Administrative Agent to ensure that such bank account is subject to a valid and enforceable first priority Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

(b) The Borrower shall take all actions necessary to cause each Additional Project Document intended to be covered by a Security Document to which it is a party to be or become subject to the Liens of the Security Documents (whether by amendment to any Security Document, execution of a new Security Document or otherwise) in favor of the Collateral Agent, and shall deliver or cause to be delivered to the Administrative Agent such certificates or other documents with respect to each Additional Project Document as the Administrative Agent may reasonably request. The Borrower shall, in the case of any Additional Material Project Document, cause each party to such Additional Material Project Document to execute and deliver a Consent Agreement with respect to such Additional Material Project Document and such legal opinions relating to such Additional Material Project Document as the Administrative Agent may reasonably request. The Borrower shall, in the case of any Additional Project Document involving an amount of less than twenty million Dollars ($20,000,000), deliver to the Administrative Agent such confirmation that such Additional Project Document is subject to the Security Documents as the Administrative Agent may reasonably request, but shall not be required to deliver any such Consent Agreement or legal opinion in respect of such Additional Project Document.

(c) At such time as the Administrative Agent may reasonably determine, the Administrative Agent shall be entitled to obtain, at the Borrower’s cost and expense, an opinion or opinions of legal counsel either stating that, in the opinion of such counsel, such action has been taken with respect to (i) amending or supplementing the Security Documents (or providing additional Security Documents, notifications or acknowledgments) as is necessary to subject all the Collateral (including any after-acquired Property of the Borrower intended to be covered by a Security Document) to the Lien of the Security Documents and (ii) (A) the recordation of the Security Documents (including, without limitation, any amendment or supplement thereto) and any other requisite documents and (B) the execution and filing of any financing statements and continuation statements as are necessary to maintain the Liens purported to be created by the Security Documents and reciting the details of such action or stating that, in the opinion of such counsel, no such action is necessary to maintain such Liens. Such opinion or opinions of counsel shall also describe the recordation of the Security Documents and any other requisite documents and the execution and filing of any financing statements and continuation statements, or the taking of any other action that will, in the opinion of such counsel, be required to maintain the Liens purported to be created by the Security Documents after the date of such opinion.

5.31 Prepayment of Indebtedness; Reduction of Commitments. (a) Except for prepayments required or permitted to be made pursuant to this Agreement the Borrower shall not make, or permit to be made on its behalf, any prepayment of any of the Loans.

(b) The Borrower shall not reduce all or any portion of the Commitment of any Lender prior to the end of the Availability Period, unless (i) the Borrower shall have offered to each of the Lenders to make, and with the consent of such Lender shall contemporaneously make, a proportionate reduction in the Commitment of each such other Lender, (ii) construction of the Drilling Unit shall be proceeding substantially in accordance with the Project Schedule, (iii) no event shall have occurred or could reasonably be expected to occur to cause the Delivery Date to be delayed, (iv) the proposed reduction in Commitments requested by the Borrower could not be reasonably expected to result in a deficiency of funds necessary to achieve the Commercial Operation Date by the Date Certain and otherwise satisfy the conditions contained in Section 3.3, and (v) each Lender shall have received a certificate from the Borrower, confirmed by the Independent Engineer, with respect to the matters set forth in clauses (ii), (iii) and (iv) above.

(c) All Commitments shall be cancelled if the First Disbursement Date has not occurred within two (2) months after the Closing Date.

5.32 Transfers of Equity Interests. The Borrower shall not (a) permit or consent to the transfer (by assignment, sale or otherwise) of any Equity Interests of the Borrower, or (b) issue any new Equity Interests; provided, that the Borrower may permit or consent to the assignment, sale or transfer of Equity Interests of the Borrower or to the issuance of new Equity Interests of the Borrower (each a “Transfer”) if such Transfer is consummated in compliance with Section 5.37 and each of the following conditions (any Transfer not complying with each of the following conditions being null and void ab initio):

(i) after giving effect to any such Transfer, no Change of Control shall have occurred;

(ii) such Transfer shall be made expressly subject to the granting of a Lien in favor of the Collateral Agent (for the benefit of the Secured Parties) on the Equity Interests so being transferred, and any Person that becomes a member of the Borrower as a result of such Transfer shall, simultaneously with such Transfer, sign a pledge agreement with the terms and conditions substantially identical to the terms and conditions of the Subordination and Pledge Agreement and otherwise in form, scope and substance satisfactory to the Administrative Agent; and

(iii) such Person referred to in paragraph (ii) above shall, simultaneously with such Transfer, execute and deliver to the Collateral Agent such financing statements and other documents and instruments as the Collateral Agent may reasonably request in order to evidence, secure, and perfect the Collateral Agent’s security interest in and Lien on such Equity Interests.

For the avoidance of doubt, nothing in this Section 5.32 shall restrict the ability of the Borrower to enter into the Subordination and Pledge Agreement or any other pledge agreement with respect to any Equity Interests of the Borrower with the Collateral Agent.

5.33 Change in Name. The Borrower shall (a) not change its name, and (b) not do business under any name other than “Alpha Star Equities Ltd.”, unless, in any such case, the Borrower shall have given the Collateral Agent at least forty-five (45) days’ prior written notice, and all action requested by the Collateral Agent necessary or advisable in the Collateral Agent’s opinion to preserve and perfect the Security Interests with respect to the Collateral shall have been taken.

5.34 Pari Passu. (a) The Borrower shall take such action as may be necessary to ensure that, at all times, the Loans rank at least pari passu in priority of payment and in all other respects with all other unsecured obligations of the Borrower from time to time.

5.35 Payments to the Building Contractor. The Borrower shall not request any release of funds to the Building Contractor from the Offshore Construction Account in accordance with the Accounts Agreement with respect to the Delivery until the sea trials (as described in the Building Contract) had been satisfactorily completed in accordance with the terms of the Building Contract and the Independent Engineer has provided its certification in this respect.

5.36 Bridge Loan Agreement and Intercompany Loan Agreement. The Borrower shall:

(a) on the First Disbursement Date, use the proceeds from the first Disbursement to repay in full its Indebtedness under the Bridge Loan Agreement;

(b) be entitled to use the proceeds from any Disbursement to repay a portion of its Indebtedness under the Intercompany Loan Agreement, provided, however, that in no event shall the amount of the outstanding principal thereunder after any such repayment be less than one hundred forty-three million seven hundred and fifty thousand Dollars ($143,750,000), and, in the case of each paragraph (a) and (b), promptly thereafter (x) cause the release of any Liens securing such Indebtedness and (y) provide evidence of such repayments and such release to the Administrative Agent.

5.37 “Know Your Customer” Checks. If:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any applicable Law made after the date of this Agreement;

(b) any change in the status of the Borrower after the date of this Agreement or any issuance or Transfer to any Person, other than the Sponsor, of Equity Interests in the Borrower; or

(c) a proposed assignment or transfer by any Lender of any of its rights and/or obligations pursuant to Section 9.13 to a party that is not a Lender prior to such assignment or transfer,

obliges any Lender (or, in the case of paragraph (c) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall as soon as practicable upon the request of such Lender supply, or procure the supply of, such documentation and other evidence as is requested by such Lender (for itself or on behalf of the other Lenders or, in the case of the event described in paragraph (c) above, on behalf of any prospective new Lender) in order for such Lender or such prospective new Lender, as the case may be, to carry out and be satisfied with the results of all necessary “know your customer” or other checks pursuant to the transactions contemplated by the Financing Documents in relation to the Borrower, any direct shareholder of the Borrower and any other Person with ability to, directly or indirectly, control, manage or direct the Borrower.

5.38 Registration; Classification. The Borrower shall (a) no later than the date of the request for the Delivery Date Loans, and at all times thereafter, (i) enroll, and maintain such enrollment of, the Drilling Unit in the name of the Borrower under the laws and flag of the Republic of Panama, (ii) obtain the Tax Free Certificate from the Panamanian Shipping Bureau and (iii) obtain and maintain the classification by the American Bureau of Shipping (as set out in Section 2 of Article I and Section 2 of Article V of the Building Contract) and (b) no later than three (3) months from the date of execution of the Mortgage, (i) register the title of ownership of the Drilling Unit on the permanent basis in the name of the Borrower with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, and (ii) register the Mortgage on the permanent basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority.

5.39 Title. The Borrower shall not do or permit to be done any act or thing which might reasonably be expected to jeopardize the title, rights and interest of the Borrower or any rights or interest of the Secured Parties in the Drilling Unit and/or knowingly omit or permit to be omitted to be done any act which might reasonably be expected to prevent that title and such rights and interest from being jeopardized.

5.40 Classification Society Undertaking. The Borrower shall, upon a reasonable written request from the Administrative Agent:

(a) obtain from the American Bureau of Shipping and provide to the Administrative Agent certified true copies of all original class records held by such classification society in relation to the Drilling Unit;

(b) arrange for the Administrative Agent (or its agents), at any time and from time to time reasonably requested, to inspect (with the participation of the Borrower) the Drilling Unit’s original class and related records at the offices of such classification society and to take copies of them; and

(c) notify the Administrative Agent immediately in writing if:

(i) the Borrower or, to the best knowledge of the Borrower, any other Person notifies such classification society that the Drilling Unit’s classification society is to be changed; or

(ii) the Borrower becomes aware of any facts or matters which may result in, or have resulted in, a change, suspension, discontinuance, withdrawal or expiry of the Drilling Unit’s class under the rules or terms and conditions of the Borrower’s or the Drilling Unit’s membership in such classification society and shall send to the Administrative Agent any documents, reports and any other information that the Borrower receives from such classification society with respect to such facts or matters.

5.41 Arrest Prevention; Release. The Borrower shall promptly discharge all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Drilling Unit, its earnings or its insurances. The Borrower shall, forthwith upon receiving notice of the arrest or detention in exercise or purported exercise of any lien or claim of the Drilling Unit, procure its release.

5.42 Sanctions. The Borrower shall not, directly or indirectly, use the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans, whether as lender, underwriter, advisor, investor, or otherwise).

SECTION 6. PAYMENT PROVISIONS; FEES.

6.1 Repayment of Principal. (a) The Borrower shall repay the aggregate principal amount of the Loans outstanding on each Principal Payment Date, commencing on the First Repayment Date, and in the applicable percentages set forth in Appendix B.

(b) Upon each Disbursement, the amount disbursed shall be allocated for repayment to each of the respective installments shown in Appendix B in amounts which are pro rata to the amounts of such installments.

6.2 Voluntary Prepayments. (a) Prepayments under this Section 6.2 shall be subject to the following terms and conditions:

(i) the Borrower shall give the Administrative Agent at the Notice Office at least twenty (20) Business Days’ prior written irrevocable notice of its intent to prepay the Loans and the aggregate principal amount of the prepayment (which notice the Administrative Agent shall promptly transmit to each of the Lenders);

(ii) prepayment of a Loan may only be made pursuant to this Section 6.2 on the last day of an Interest Period applicable thereto, unless the Borrower pays all amounts owing under Section 2.12 as a result of prepaying such Loan on a day other than the last day of the Interest Period applicable thereto;

(iii) the aggregate notional amount under the Required Hedging Agreements in respect of the risk of interest rate fluctuations with respect to the Loans shall be adjusted in connection with any such prepayment so that they do not exceed the aggregate outstanding principal amount of Loans after giving effect to such prepayment, and the Borrower shall pay all amounts resulting from such adjustments and any other amounts owing under any Required Hedging Agreements as a result of prepayment; and

(iv) such prepayment and all other amounts required to be paid under this Section 6.2 or otherwise in connection with such prepayment shall be made solely from amounts in the Offshore Distribution Account or from the proceeds of Permitted Capital Contributions or, in the case of any partial prepayment, from other sources of funds the advancing of which to the Borrower is consented to in writing by the Lenders (for the avoidance of doubt, no such consent from the Lenders will be required for the advancing of funds from other sources in the case of prepayment in full).

(b) The Borrower shall have the right to prepay the Loans, without premium or penalty, in whole or in part at any time and from time to time after the First Disbursement Date at its discretion, subject to the conditions in Section 6.2(a) and to the following additional conditions:

(i) such prepayment shall be in an aggregate principal amount of at least $10,000,000 (or an integral multiple of $1,000,000 in excess thereof); and

(ii) such prepayment shall (x) first be allocated pro rata between the Loans in proportion to their respective principal amounts outstanding and (y) then be applied to reduce the Scheduled Principal Payments in inverse order of their due dates.

(c) In the circumstances described in Section 2.15, the Borrower shall have the right to prepay in whole the Loans subject to such circumstances, without premium or penalty, subject to the conditions in Section 6.2(a).

(d) In the event any of the circumstances described in Section 7.1(n) occur and some but not all of the Lenders consent to waiving the Event of Default thereunder, the Borrower shall have the right to prepay in whole all (and not less than all) of the Loans of Lenders that do not consent to such waiver, without premium or penalty, subject to the conditions in Section 6.2(a).

(e) In the event the Borrower is unable to (i) refinance the Loans in part or (ii) obtain consent of the Lenders required by Section 5.3(e) to redomicile to another jurisdiction or transfer its rights and obligations, because some but not all of the Lenders consent to such action, the Borrower shall have the right to prepay in whole all (and not less than all) of the Loans of Lenders that do not consent to such action, without premium or penalty, subject to the conditions in Section 6.2(a).

6.3 Mandatory Prepayments. Without prejudice to Section 2.10, the Borrower shall make mandatory prepayments of the Loans as provided in Section 2.10(b) and as follows:

(a) Loss Proceeds. (i) The Borrower shall prepay the outstanding Loans to the extent required pursuant to Section 5.11.

(ii) Notwithstanding anything to the contrary which may be contained in the provisions of Section 5.11, in the event an Expropriation Event has occurred with respect to any of its Property, the Borrower shall (i) promptly upon discovery or receipt of notice of any occurrence thereof provide written notice to the Administrative Agent, (ii) not, without the written consent of the Required Lenders, compromise or settle any claim with respect to such Expropriation Event and (iii) cause all Loss Proceeds received in respect of such Expropriation Event to be applied to the prepayment of the Loans promptly, but in any case, within thirty (30) days following receipt, causing such Loss Proceeds to be delivered to the Administrative Agent, for delivery promptly thereafter to the Lenders for application by the Lenders to the prepayment of their respective Loans as of the Interest Payment Date next occurring following such delivery to the Lenders. The Borrower consents to the participation to the extent permitted by law of the Collateral Agent and the Administrative Agent in any proceedings regarding an Expropriation Event, and the Borrower shall from time to time deliver to the Collateral Agent and the Administrative Agent all documents and instruments requested by the Collateral Agent or the Administrative Agent to permit such participation. Nothing in this Section 6.3(a)(ii) shall be deemed to impair any rights any Lender may have with respect to any such Expropriation Event.

(b) Debt Coverage Ratio. If, on any Calculation Date, the Borrower’s Debt Service Coverage Ratio during each of (i) the Calculation Period for such Calculation Date and (ii) each of the Calculation Periods for the two (2) immediately preceding Calculation Dates is less than 1.20:1.00, the Borrower shall, on the Interest Payment Date immediately succeeding such Calculation Date, apply an amount equal to fifty percent (50%) of the amount then on deposit in the Offshore Distribution Holding Account (as defined in the Accounts Agreement) to prepay the outstanding Loans.

(c) Dispositions. In the event of any Disposition in the amount of $1,000,000 or more, the Borrower shall apply an amount equal to all of the Net Disposition Proceeds which are not applied towards replacement of the relevant Property sold, transferred or disposed to prepay the outstanding Loans, such prepayment to be made no later than the date which is thirty (30) days after the receipt of such Net Disposition Proceeds. (For the avoidance of doubt, nothing in this Section 6.3(c) shall be deemed to permit a disposition of the Drilling Unit or any other Disposition not permitted under Section 5.24.)

(d) [Intentionally omitted].

(e) Cash Sweep Obligation. In the event that a Renewal Event has not occurred on or before the date which is eighteen (18) months prior to the Maturity Date, the Borrower shall on each subsequent Interest Payment Date apply in accordance with the Accounts Agreement an amount equal to one hundred percent (100%) of the amount on deposit in the Offshore Distribution Holdings Account (as defined in the Accounts Agreement) to prepay the outstanding Loans (the “Cash Sweep Obligation”); provided that the Cash Sweep Obligation shall cease as of the first Interest Payment Date following the date the Lenders receive evidence acceptable to the Lenders that a Renewal Event has occurred.

(f) Application. (i) Except as otherwise provided in this Section 6.3, a prepayment of a Loan made pursuant to this Section 6.3 shall be made on the last day of an Interest Period applicable thereto, and if not made on such date the Borrower shall apply amounts to be used for such prepayment to pay amounts owing under Section 2.12 as a result of prepaying such Loan on a day other than the last day of the Interest Period applicable thereto.

(ii) The aggregate notional amount under all of the then-existing Required Hedging Agreements in respect of the risk of interest rate fluctuations with respect to the Loans shall be adjusted in connection with any such prepayment (other than a prepayment under Section 6.3(e)) so that they do not exceed the aggregate outstanding principal amount of Loans after giving effect to such prepayments, and the Borrower shall pay all amounts resulting from such adjustments and any other amounts owing under any Required Hedging Agreements as a result of prepayment. Any terminated amount in connection with such adjustment shall be applied ratably to the notional amounts of the Required Hedging Agreements. Any termination amount due in respect of the Required Hedging Agreements terminated in accordance with the immediately preceding sentence shall be paid by the Borrower from amounts available with which to make such prepayment.

(iii) Amounts to be applied to a prepayment of the Loans (other than in respect of Section 2.11) pursuant to this Section 6.3 shall (x) first be allocated pro rata between the Loans in proportion to their respective principal amounts outstanding and (y) then be applied to reduce the Scheduled Principal Payments in inverse order of their due dates.

6.4 Maturity Date. Notwithstanding anything to the contrary which may be contained in this Agreement, the outstanding principal amount of any Loans shall be repaid in full on the Maturity Date.

6.5 Method and Place of Payment. Except as set forth in the following sentence or as otherwise specifically provided herein, all payments under this Agreement or any Note shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto not later than 11:00 a.m. (New York City time) on the date when due and shall be made in Dollars in immediately available funds at the Payment Office as follows: Citibank, NY, ABA: 021000089, Account No.: 36852248, Account Name: Medium Term Finance, Reference: Alpha Star, or to such other bank account as the Administrative Agent shall designate to the parties hereto in writing. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension; provided that in the event that the day on which any such payment is due is not a Business Day but is a day of the month after which no further Business Day occurs in such month, then the due date thereof shall be the immediately preceding Business Day.

6.6 Computations. All computations of interest and Fees hereunder shall be made on the basis of a 360-day year and the actual number of days elapsed.

6.7 Fees.

(a) Commitment Fees. The Borrower agrees to pay to the Administrative Agent, for the account of each Lender, a commitment commission (the “Commitment Fee”) computed on the Unutilized Commitment of such Lender from time to time, at a rate per annum equal to forty percent (40%) of the Applicable Margin related to the Loans then in effect. The Commitment Fee shall begin to accrue on the Effective Date and shall cease to accrue on the last day of the Availability Period, and shall be due and payable in arrears on (i) each Interest Payment Date, and (ii) the last day of the Availability Period.

(b) Additional Fees. The Borrower agrees to pay to the relevant Financing Parties such fees as have been agreed to in writing by the Borrower or the Sponsor in connection with the Project and with such Financing Parties (or any Affiliates thereof), for their respective accounts, on the dates specified for such payments in the applicable fee agreements relating to such fees. None of the Lenders shall be entitled to any fees for the consideration of any waiver requests, unless otherwise agreed by the Borrower and the Lenders; provided that the Borrower shall reimburse each Lender for all out-of-pocket costs and expenses incurred by each Lender in the consideration and approval of such waiver pursuant to Section 9.1.

6.8 Application of Payments; Sharing.

(a) Subject to the provisions of this Section 6.8, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of the Borrower in respect of any Obligations of the Borrower hereunder, it shall promptly distribute such payment to the Lenders pro rata based upon their respective shares, if any, of the Obligations of the Borrower hereunder with respect to which such payment was received.

(b) Each of the Lenders agrees that, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s lien, by counterclaim or cross action, by the enforcement of any right under the Transaction Documents, or otherwise), which, in any such case, is in excess of its ratable share of payments on account of the Obligations obtained by all Lenders, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the Obligations of the Borrower to such Lenders in such amount as shall result in a proportional participation by all the Lenders in such amount; provided, however, that if all or any portion of such excess amount is thereafter recovered from such Lender, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

SECTION 7. EVENTS OF DEFAULT AND REMEDIES.

7.1 Events of Default. The occurrence of any of the following events or circumstances shall constitute an “Event of Default” hereunder:

(a) The Borrower shall fail to pay when due any principal or interest payable pursuant to any Note or any other amount payable pursuant to this Agreement or any other Financing Document (other than the Required Hedging Agreements), in each case when the same becomes due and payable (whether prior to its stated maturity by acceleration or otherwise) unless its failure to pay is caused by administrative or technical error and payment is made within three (3) Business Days of its due date; or

(b) (i) The Borrower shall default in the payment when due of any principal of or interest on any Specified Indebtedness beyond any period of grace specified therein, or in the payment when due of any amount under any Required Hedging Agreement beyond any period of grace specified therein; or (ii) any event specified in any note, agreement, indenture or other document evidencing or relating to any Specified Indebtedness or any event specified in any Required Hedging Agreement shall occur and continue if the effect of the occurrence and continuance of such event is (A) in the case of any Specified Indebtedness, to cause or to permit the holder or holders of such Specified Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause such Specified Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity or (B) in the case of a Required Hedging Agreement, to permit the payments owing under such Required Hedging Agreement to be liquidated as the result of the early termination thereof; or

(c) The Sponsor shall default in the payment when due of any principal of or interest on any Specified Indebtedness beyond any period of grace specified therein or any event specified in any note, agreement, indenture or other document evidencing or relating to any Specified Indebtedness shall occur and continue if the effect of the occurrence and continuance of such event is to cause or permit the holder or holders of such Specified Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause such Specified Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity; or

(d) Any representation, warranty or certification made (or deemed made) by or on behalf of the Borrower, the Sponsor, Positive or the Operator in this Agreement, any other Financing Document, or in any notice or other certificate, agreement, document, financial statement or other statement delivered pursuant hereto or thereto, shall prove to have been false or misleading in any material respect when made or deemed made, unless the circumstances giving rise to such misrepresentation are capable of remedy and are remedied within twenty-one (21) days of the earlier of the Administrative Agent giving notice of such misrepresentation and the Borrower becoming aware of such misrepresentation; or

(e) The Borrower shall fail to comply with any term, covenant or provision set forth in Sections 5.3(a), 5.9(a), 5.12 through 5.16, 5.17, 5.18(a), 5.20, 5.27(a), 5.27(b)(i) (unless such failure to comply relates to a failure to take any action) through (iii), or 5.32;

(f) The Borrower, the Sponsor, Positive or the Operator shall fail to comply with or perform any other agreement or covenant contained in this Agreement or in any other Financing Document (other than those referred to in paragraphs (a) through (e) of this Section 7.1) and such failure shall continue unremedied for thirty (30) days after the Borrower, the Sponsor, Positive or the Operator, as the case may be, becomes aware or should have become aware of such failure; provided that, if (i) such failure cannot be cured within such thirty (30)-day period, (ii) such failure is susceptible of cure, (iii) the Borrower, the Sponsor, Positive or the Operator, as the case may be, is proceeding with diligence and in good faith to cure such failure, (iv) the existence of such failure does not impair the Liens on the Collateral in any respect, (v) the existence of such failure has not had and cannot, after considering the nature of the proposed cure, be reasonably expected to have a Material Adverse Effect, and (vi) the Administrative Agent shall have received an Officer’s Certificate to the effect of clauses (i), (ii), (iii), (iv) and (v) above and stating what actions the Borrower, the Sponsor, Positive or the Operator, as the case may be, is taking to cure such failure, then the time within which such failure may be cured shall be extended to such date, not to exceed a total of sixty (60) days after the end of such thirty (30)-day period, as shall be necessary for the Borrower, the Sponsor, Positive or the Operator, as the case may be, diligently to cure such failure; or

(g) The Borrower, the Sponsor, Positive or the Operator shall admit in writing its inability to, or be generally unable to, pay its debts as such debts become due; or

(h) The Borrower, the Sponsor, Positive or the Operator shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its Property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under or file a petition to take advantage of any Bankruptcy Law (as now or hereafter in effect), (iv) fail to controvert in an appropriate manner within sixty (60) days after the date of service of, or acquiesce in writing to or file an answer admitting the material allegations of, any petition filed against it in an involuntary case under any Bankruptcy Law, (v) take any corporate action for the purpose of effecting any of the foregoing or (vi) take any action under any other applicable Laws which would result in a similar or equivalent outcome as set forth in subclauses (i) through (v) hereof; or

(i) A proceeding or case shall be commenced, without the application or consent of the Borrower, the Sponsor, Positive or the Operator in any court of competent jurisdiction, seeking (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of such Person or of all or any substantial part of its Property or (iii) similar relief in respect of the Borrower, the Sponsor, Positive or the Operator under any Bankruptcy Law, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and be unappealable, or continue unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against the Borrower, the Sponsor, Positive or the Operator shall be entered and be unappealable, or continue unstayed and in effect, for a period of sixty (60) or more days in an involuntary case under any Bankruptcy Law; or any proceeding or action shall be commenced under any other applicable Laws which would result in a similar or equivalent outcome as set forth in subclauses (i) through (iii) hereof; or

(j) Any judgment or order for the payment of money in excess of ten million Dollars ($10,000,000) (in the case of the Borrower, Positive or the Operator) or thirty million Dollars ($30,000,000) (in the case of the Sponsor) shall be rendered against such Person and (x) either enforcement proceedings shall have been commenced in relation to such judgment or order or a stay of execution thereof shall not have been obtained within seven (7) Business Days from the date of entry thereof and (y) in the case of Positive or the Operator, such judgment or order has had or could reasonably be expected to have a Material Adverse Effect; or

(k) Either the Borrower or any ERISA Affiliate of the Borrower shall at any time establish, maintain, contribute to, or be required to contribute to, any Plan or Multiemployer Plan; or

(l) Any of the Secured Parties shall cease to have a first priority, perfected Lien on any Collateral, subject only to Permitted Liens; or

(m) Any Project Participant shall fail to obtain, renew, maintain or comply with any Necessary Governmental Approval or any Necessary Governmental Approval shall be revoked, terminated, withdrawn, suspended, modified or withheld or shall cease to be in full force and effect or any proceeding is commenced to revoke, terminate, withdraw, suspend, modify or withhold any Necessary Governmental Approval and such proceeding is not terminated within thirty (30) days; unless, in any such case, such failure, revocation, termination, withdrawal, suspension, modification, withholding or failure to be in full force and effect could not reasonably be expected to have a Material Adverse Effect; or

(n) (i) Any Transaction Document shall be terminated (other than (A) by virtue of the scheduled expiration in the ordinary course of such Transaction Document in accordance with its terms or (B) without prejudice to Section 7.1(b) above, a termination of a Required Hedging Agreement where, immediately following such termination, the Borrower continues to be in compliance with Section 5.17 of this Agreement), or the Borrower, Positive or the Operator shall take any action to terminate any Transaction Document to which it is a party; or (ii) any Transaction Document, or any material provision of any Transaction Document, shall at any time for any reason cease to be valid and binding or in full force and effect or any party thereto (other than a Secured Party) shall so assert in writing and such assertion is not withdrawn in writing within thirty (30) days of the date on which the Borrower shall become aware or should have become aware of such assertion; or (iii) any Transaction Document, or any material provision of any Transaction Document shall be declared to be null and void by any Governmental Authority, or the validity or enforceability thereof shall be contested by the Borrower, Positive or the Operator or any Governmental Authority; or (iv) the Borrower, Positive or the Operator shall deny that it has any further liability or obligation under any Transaction Document; or (v) any party to any Project Document (other than Petrobras) assigns or transfers all or any part of its rights and obligations in, to or under such Project Document other than to a transferee which has been approved by the Majority Lenders; or

(o) The Commercial Operation Date shall not have occurred by the Date Certain; or

(p) An Event of Abandonment shall have occurred; or

(q) A Drilling Unit Loss Event shall have occurred; or

(r) A Change of Control shall have occurred; or

(s) An Expropriation Event shall have occurred, provided that, with respect to an Expropriation Event related to the Drilling Unit, it shall only be an Event of Default under this Section 7.1(s) if the Borrower shall fail to procure the release of the Drilling Unit within a period of thirty (30) days after such Expropriation Event (or lesser period if the Borrower shall not at all times during such period of thirty (30) days be acting diligently to contest, discharge, settle or secure the same); or

(t) Any change in or the withdrawal or modification of any Law shall occur, including the imposition of applicable foreign exchange control regulations, which could reasonably be expected to have a Material Adverse Effect; or

(u) Any event, condition or circumstance directly related to the Project and/or the Borrower shall exist or shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect; or

(v) Petrobras shall either (i) fail to accept the Drilling Unit under Clause 2.2.1 of the Charter Agreement and Clause 2.2.1 of the Services Agreement by May 31, 2013 or (ii) reject by final decision the Drilling Unit under Clause 2.2.1 or Clause 3.3 of the Charter Agreement and/or Clause 2.2.1 or Clause 3.3 of the Services Agreement.

7.2 Acceleration.

(a) If an Event of Default specified in paragraph (g), (h) or (i) of Section 7.1 shall occur with respect to the Borrower, automatically all Commitments shall immediately terminate and all Loans (with accrued interest thereon) and all other amounts owing to the Lenders under the Financing Documents shall immediately become due and payable without further notice or demand.

(b) If any Event of Default (other than an Event of Default referred to in Section 7.2(a)) shall occur and be continuing, then the Administrative Agent (acting at the instructions of the Majority Lenders or, following any default in payment of the final scheduled repayment (as the same may be extended with the consent of the Lenders) of the Loans, any Lender) may by notice to the Borrower (A) declare the Commitments to be terminated, whereupon all Commitments shall immediately terminate and/or (B) declare the Loans, all accrued and unpaid interest thereon and all other amounts owing to the Lenders under the Financing Documents to be due and payable, whereupon the same shall become immediately due and payable.

(c) Except as expressly provided above in this Section 7.2, presentment, demand, protest and all other notices and other formalities of any kind are hereby expressly waived by the Borrower.

7.3 Other Remedies. Upon the occurrence and during the continuation of an Event of Default, the Collateral Agent may exercise any or all rights and remedies at law or in equity (in any combination or order that the Collateral Agent may elect), including without limitation or prejudice to the Collateral Agent’s other rights and remedies, any and all rights and remedies available under any of the Financing Documents.

SECTION 8. THE ADMINISTRATIVE AGENT

8.1 Appointment and Authorization.

(a) Each Lender hereby (i) irrevocably (subject to Section 8.9) appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Financing Document to which it is a party and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any such other Financing Document, together with such powers as are reasonably incidental thereto, and (ii) authorizes the Administrative Agent to execute, deliver and perform each of the Financing Documents to which it is or is intended to be a party and each Lender agrees to be bound by all of the agreements of the Administrative Agent contained in the Financing Documents.

(b) Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Financing Document, the Administrative Agent shall not have any duties or responsibilities except those expressly set forth herein and in the other Financing Documents, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Financing Document or otherwise exist against the Administrative Agent. Without limiting the generality of the foregoing sentence, the use of the term “Administrative Agent” in this Agreement with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only a relationship between independent contracting parties.

8.2 Delegation of Duties. The Administrative Agent may execute any of its duties under this Agreement or any other Financing Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Administrative Agent shall be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects to execute any of such duties hereunder.

8.3 Liability of the Administrative Agent. The Administrative Agent and any other Agent-Related Persons shall not (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any of the other Secured Parties or any other Person for any recital, statement, representation or warranty made by the Borrower or any Affiliate of the Borrower, or any officer thereof, contained in this Agreement or in any other Transaction Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Transaction Document, or for the value of or title to any Collateral, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Transaction Document, or for any failure of the Borrower or any other party to any Transaction Document to perform its obligations hereunder or thereunder. The Administrative Agent and any other Agent-Related Person shall not be under any obligation to any Secured Party to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Transaction Document, or to inspect the Properties, books or records of the Borrower or any Affiliate of the Borrower.

8.4 Reliance by the Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the Borrower), independent accountants and other experts selected by the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document (a) if such action would, in the opinion of the Administrative Agent (upon consultation with counsel) be contrary to applicable Law or the terms of any Financing Document, (b) if such action is not specifically provided for in the Financing Documents to which the Administrative Agent is a party, and it shall not have received such advice or concurrence of the Majority Lenders as it deems appropriate, (c) if in connection with the taking of any such action that would constitute the making of a payment due under any Project Document pursuant to the terms of any Consent Agreement, it shall not first have received from any or all of the other relevant Secured Parties funds equal to the amount of such payment, or (d) unless, if it so requests, the Administrative Agent shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Transaction Document in accordance with a request or consent of the Majority Lenders and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the relevant Secured Parties.

8.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from any of such Lenders or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “Notice of Default.” If the Administrative Agent receives any such notice of the occurrence of a Default or an Event of Default, it shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as may be requested by the Majority Lenders in accordance with this Section 8; provided, however, that unless and until the Administrative Agent has received any such request, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Lenders.

8.6 Credit Decision. Each Lender acknowledges that the Administrative Agent and the other Agent-Related Persons has not made any representation or warranty to it, and that no act by the Administrative Agent hereafter taken, including any review of the Project or of the affairs of the Borrower, shall be deemed to constitute any representation or warranty by the Administrative Agent or the other Agent-Related Persons to any such Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or the other Agent-Related Persons and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, Property, financial and other condition and creditworthiness of the Borrower, the Project, the value of and title to any Collateral, and all applicable bank regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower hereunder. Each Lender also represents that it will, independently and without reliance upon the Administrative Agent or the other Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Transaction Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, Property, financial and other condition and creditworthiness of the Borrower and the Project. Except for notices, reports and other documents expressly required pursuant to any Financing Document to be furnished to the Lenders by the Administrative Agent, the

Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, Property, financial and other condition or creditworthiness of the Project or of the Borrower which may come into the possession of the Administrative Agent or any of the other Agent-Related Persons.

8.7 Indemnification of the Administrative Agent.

(a) Whether or not the transactions contemplated hereby are consummated, each of the Lenders shall indemnify upon demand the Administrative Agent and the other Agent-Related Persons (to the extent not reimbursed by or on behalf of the Borrower and without limiting the obligation of the Borrower to do so), pro rata in accordance with the aggregate principal amount of the Loans held by such Lender, from and against any and all duly documented Indemnified Liabilities related to its role as Administrative Agent; provided, however, that no Lender shall be liable for the payment to the Administrative Agent or the other Agent-Related Persons of any portion of such Indemnified Liabilities resulting solely from such Person’s gross negligence or willful misconduct.

(b) Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share as provided above of any duly documented costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Transaction Document or any document contemplated by or referred to herein, to the extent that the Administrative Agent, is not reimbursed for such expenses by or on behalf of the Borrower.

(c) The undertakings of the Lenders in this Section 8.7 shall survive the payment of all Obligations hereunder and the resignation or replacement of the Administrative Agent.

8.8 Administrative Agent in its Individual Capacity. The Administrative Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with, the Borrower or its Affiliates as though the Administrative Agent were not an agent hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, the Administrative Agent or its Affiliates may receive information regarding the Borrower or its Affiliates (including information that may be subject to confidentiality obligations in favor of the Borrower or such Affiliates) and acknowledge that the Administrative Agent shall not be under any obligation to provide such information to them. The Administrative Agent which is also a Lender hereunder shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not an agent, and the terms “Lender” and “Lenders” shall include the Administrative Agent in its individual capacity.

8.9 Successor Agents.

(a) Subject to the appointment and acceptance of a successor as provided below, the Administrative Agent may resign at any time by giving notice thereof to the other Agents, the Lenders and the Borrower, and the Administrative Agent may be removed at any time with or without cause by the Majority Lenders. Upon any such resignation or removal, the Majority Lenders shall, following consultation with the Borrower unless a Default or Event of Default has occurred and is continuing in which case no such consultation shall be required, have the right to appoint a successor to the Administrative Agent and shall use all reasonable efforts to appoint a Lender as such successor. If no successor Administrative Agent shall have been appointed by such Lenders, and shall have accepted such appointment within thirty (30) days after the resigning Administrative Agent’s giving of notice of resignation or the giving of any notice of removal of the Administrative Agent then such resigning or removed Administrative Agent may, following consultation with the Borrower unless a Default or Event of Default has occurred and is continuing in which case no such consultation shall be required, appoint its successor. Upon the acceptance of its appointment as a successor Administrative Agent hereunder, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of such resigning or removed Administrative Agent and such resigning or removed Administrative Agent shall be discharged from its duties and obligations hereunder.

(b) After the Administrative Agent’s resignation or removal, the provisions of this Section 8 and of Sections 9.1 and 9.2 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was an Administrative Agent.

8.10 Registry. The Borrower hereby designates the Administrative Agent, and the Administrative Agent agrees, to serve as the Borrower’s agent, solely for purposes of this Section 8.10, to maintain a register at one of its offices located at 1615 Brett Road - OPS 3, New Castle, DE 19720 (the “Register”) on which it will record the Commitments from time to time of each of the Lenders, the Loans made by each of the Lenders and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation shall not affect the Borrower’s obligations in respect of such Loans. With respect to any Lender, the transfer of the Commitment of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitment shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitment and Loans, and prior to such recordation all amounts owing to the transferor with respect to such Commitment and Loans shall remain owing to the transferor. The registration of an assignment or transfer of all or part of any Commitment and Loans shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Acceptance pursuant to Section 9.13.

SECTION 9. MISCELLANEOUS.

9.1 Costs and Expenses. The Borrower shall, whether or not the transactions contemplated hereby are consummated and whether or not any of the following are incurred before or after the Closing Date, pay, within ten (10) Business Days after demand, (a) all reasonable and documented costs and expenses of the Agents and the Joint Lead Arrangers in connection with the preparation, execution, filing, recording and administration of this Agreement, the other Transaction Documents, and any other documents which may be delivered in connection herewith or therewith, including, without limitation, all reasonable engineers’, insurance and other consultants’ fees (including any such fees incurred in connection with the preparation of any report referred to herein and any inspections pursuant hereto) and all Attorney Costs (subject to the applicable terms of any written agreements between the Borrower and any such party relating to such costs, expenses and Attorney Costs and to any specific limitation in this Agreement) and (b) all costs and expenses incurred by any Secured Party (including Attorney Costs) in connection with (i) any and all amounts which any Secured Party has paid relative to curing any Event of Default resulting from the acts or omissions of the Borrower under this Agreement or any other Transaction Document, (ii) the enforcement or attempted enforcement of, or the investigation or preservation of any rights or remedies under, this Agreement or any other Transaction Document, or (iii) any amendment, waiver or consent requested by the Borrower with respect to any provision contained in this Agreement or any other Transaction Document. In addition, the Borrower shall pay any and all stamp and other taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement or any other Transaction Document, or any other document which may be delivered in connection with this Agreement, and agrees to hold the Secured Parties harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees. Any single cost or expense in excess of five thousand Dollars ($5,000) incurred by any of the Joint Lead Arrangers shall be approved by the Borrower (such approval not to be unreasonably withheld).

9.2 Indemnity. Whether or not the transactions contemplated hereby are consummated:

(a) The Borrower shall pay, indemnify, and hold each Secured Party and each of its respective officers, directors, employees, counsel, agents and attorneys-in-fact and Affiliates (each, an “Indemnified Person”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, charges, expenses or disbursements (including Attorney Costs) which may at any time (including at any time following repayment of the Loans or the termination, resignation or replacement of any Secured Party) be required to be paid by them in any way relating to or arising out of any litigation, proceeding (including any bankruptcy, insolvency, reorganization or other similar proceeding or appellate proceeding) or governmental investigation related to this Agreement or any other Transaction Document or the Loans, or the use of the proceeds thereof, whether or not any Indemnified Person is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”); provided, that the Borrower shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities arising from the gross negligence or willful misconduct of such Indemnified Person.

(b) Environmental Indemnity.

(i) Without in any way limiting the generality of the other provisions contained in this Section 9.2, the Borrower agrees to defend, protect, indemnify, save and hold harmless each Indemnified Person, whether as beneficiary of any of the Security Documents, as a mortgagee in possession, or as successor-in-interest to the Borrower by foreclosure deed or deed in lieu of foreclosure, or otherwise, from and against any and all liabilities, obligations, losses, damages (including foreseeable and unforeseeable consequential damages and punitive claims), penalties, fees, claims, actions, judgments, suits, costs, disbursements (including, without limitation, Attorney Costs and consultants’ fees and disbursements) and expenses of any kind or nature whatsoever that may at any time be incurred by, imposed on, asserted or awarded against any such Indemnified Person directly or indirectly based on, or arising out of or resulting from, (A) the actual or alleged presence of Hazardous Materials on, in, under or affecting all or any portion of the Drilling Unit whether or not the same originates or emanates from the Drilling Unit or from properties at which any Hazardous Materials generated, stored or handled by the Borrower were Released or disposed of, or (B) any Environmental Claim relating to the Project (the “Indemnified Matters”), whether any of the Indemnified Matters arise before or after foreclosure of any of the Security Interests or other taking of title to all or any portion of the Collateral by any Secured Party, including, without limitation, (x) the costs of removal of any and all Hazardous Materials from all or any portion of the Drilling Unit or elsewhere, (y) additional costs required to take reasonable precautions to protect against the Release of Hazardous Materials on, in, under or affecting the Drilling Unit into the air, any body of water, any other public domain or any surrounding areas, and (z) costs incurred to comply, in connection with all or any portion of the Drilling Unit, with all applicable Environmental Laws with respect to Hazardous Materials, except to the extent that any such Indemnified Matter arises from the gross negligence or willful misconduct of such Indemnified Person.

(ii) In no event shall any site visit, observation, or testing by any Indemnified Person (or any representative of any such Person) be deemed to be a representation or warranty that Hazardous Materials are or are not present with respect to the Drilling Unit or that there has been or shall be compliance with any Environmental Law. Neither the Borrower nor any other Person is entitled to rely on any site visit, observation, or testing by any Indemnified Person. No Indemnified Person owes any duty of care to protect the Borrower or any other Person against, or to inform the Borrower or any other Person of, any Hazardous Materials or any other adverse condition affecting the Project or the Project. No Indemnified Person shall be obligated to disclose to the Borrower or any other Person any report or findings made as a result of, or in connection with, any site visit, observation, or testing by any Indemnified Person.

(c) Survival; Defense. The obligations in this Section 9.2 shall survive any termination of any Transaction Document and the payment of the Loans and all other Obligations. At the election of any Indemnified Person, the Borrower’s indemnification obligations under this Section 9.2 shall include the obligation to defend such Indemnified Person using legal counsel satisfactory to such Indemnified Person (acting reasonably), at the sole cost and expense of the Borrower provided that such costs have been reasonably incurred. All amounts owing under this Section 9.2 shall be paid within thirty (30) days after demand.

(d) Contribution. To the extent that any undertaking in the preceding paragraphs of this Section 9.2 may be unenforceable because it is violative of any law or public policy, the Borrower will contribute the maximum portion that it is permitted to pay and satisfy under applicable Law to the payment and satisfaction of such undertaking.

(e) Settlement. So long as the Borrower is in compliance with its obligations under this Section 9.2, the Borrower shall not be liable to any Indemnified Person under this Section 9.2 for any settlement made by such Indemnified Person without the Borrower’s prior written consent.

9.3 Notices.

(a) Subject to Section 9.3(e), all notices, requests and other communications provided for hereunder shall be in writing (including, unless the context expressly otherwise provides, by facsimile transmission, provided that any matter transmitted by the Borrower by facsimile (i) shall be immediately confirmed by a telephone call to the recipient at the number specified on the applicable signature page hereof, and (ii) shall be followed promptly by a hard copy original thereof by express courier) and faxed or delivered to the address or facsimile number specified for notices on the applicable signature page hereof or to such other address as shall be designated by such party in a written notice to the other parties hereto.

(b) All such notices, requests and communications (i) sent by express courier will be effective upon delivery to or refusal to accept delivery by the addressee, and (ii) transmitted by facsimile will be effective when sent and facsimile confirmation received; except that all notices and other communications to any Agent shall not be effective until actually received.

(c) The Borrower acknowledges and agrees that any agreement of the Secured Parties to receive certain notices by telephone and facsimile is solely for the convenience and at the request of the Borrower. The Secured Parties shall be entitled to rely on the authority of any Person purporting to be a Person authorized by the Borrower to give such notice and the Secured Parties shall not have any liability to the Borrower or other Person on account of any action taken or not taken by any of the Secured Parties in reliance upon such telephonic or facsimile notice.

(d) All notices, requests and other communications hereunder and under the other Financing Documents shall be in the English language.

(e) Any communication to be made between the Administrative Agent and any other party hereto may be made by electronic mail or other electronic means, and the parties hereto agree (i) that, unless and until notified to the contrary, such communication in such manner shall be an accepted form of communication (and the inclusion of electronic mail addresses in this Agreement or in any other Financing Document shall constitute such agreement), (ii) to notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means, and (iii) to notify each other of any change to their address or such other information supplied by them. Any electronic communication made between the Administrative Agent and any other party hereto shall be effective only when actually received in readable form and, solely in the case of any electronic communication made by such other party to the Administrative Agent, if it is addressed in such a manner as the Administrative Agent shall specify for such purpose.

9.4 Benefit of Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto. The Borrower may not assign or otherwise transfer any of its rights under this Agreement or any of the other Financing Documents.

9.5 No Waiver; Remedies Cumulative. No failure or delay on the part of any of the Secured Parties in exercising any right, power or privilege hereunder or under any other Financing Document and no course of dealing between the Borrower and any Secured Party shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Financing Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of any Secured Party to take any other or further action in any circumstances without notice or demand. All remedies, either under this Agreement or any other Financing Document or pursuant to any applicable Law or otherwise afforded to any Secured Party shall be cumulative and not alternative.

9.6 No Third Party Beneficiaries. The agreement of each Lender to make extensions of credit to the Borrower on the terms and conditions set forth in this Agreement and the other Financing Documents is solely for the benefit of the Borrower, and no other Person (including any other Project Participant, or any contractor, sub-contractor, supplier, worker, carrier, warehouseman, materialman or vendor furnishing supplies, goods or services to or for the benefit of the Borrower or the Project or receiving services from the Project) shall have any rights hereunder against any Secured Party with respect to the Loans, the proceeds thereof or otherwise.

9.7 Reinstatement. To the extent that any Secured Party receives any payment by or on behalf of the Borrower, which payment or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to the Borrower or to its estate, trustee, receiver, custodian or any other party under any Bankruptcy Law or otherwise, then to the extent that any Secured Party is required to repay any such amount received, the obligation to which such payment initially related shall be reinstated by the amount so repaid and shall be included within the Obligations as of the date such initial payment occurred.

9.8 No Immunity. To the extent that the Borrower may be entitled, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement or any other Financing Document, to claim for itself or its revenues, assets or Properties any immunity from suit, the jurisdiction of any court, attachment prior to judgment, attachment in aid of execution of judgment, set-off, execution of a judgment or any other legal process, and to the extent that in any such jurisdiction there may be attributed to such Person such an immunity (whether or not claimed), the Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the Law of the applicable jurisdiction.

9.9 Judgment Currency. This is an international transaction in which the specification of Dollars and payment in New York City is of the essence, and the obligations of the Borrower under this Agreement and under the other Financing Documents to make payment to (or for the account of) each Secured Party in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any other currency or in another place except to the extent that such tender or recovery results in the effective receipt by such Secured Party in New York City of the full amount of Dollars payable to such Secured Party under the Financing Documents to which such Secured Party is a party. If for the purpose of obtaining or enforcing judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency (for the purposes of this Section 9.9, hereinafter the “judgment currency”), the rate of exchange which shall be applied shall be that at which in accordance with normal banking procedures such Secured Party could purchase such Dollars in New York with the judgment currency on the Business Day next preceding the day on which such judgment is rendered. The obligation of the Borrower in respect of any such sum due from it to such Secured Party hereunder (in this Section 9.9 called an “Entitled Person”) shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that on the Business Day following the receipt by such Entitled Person of any sum adjudged to be due hereunder in the judgment currency such Entitled Person may in accordance with normal banking procedures purchase and transfer Dollars to New York City with the amount of the judgment currency so adjudged to be due; and the Borrower hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify such Entitled Person on demand, in Dollars, for the amount (if any) by which the sum originally due to such Entitled Person in Dollars hereunder exceeds the amount of the Dollars so purchased and transferred with the judgment currency received.

9.10 The Joint Lead Arrangers. The Joint Lead Arrangers shall not have any right, power, obligation, liability, responsibility or duty under this Agreement other than the rights to receive reimbursement or payment of costs or expenses incurred by them as provided in Section 9.1 and the right to indemnity under Section 9.2.

9.11 Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

9.12 Amendment or Waiver.

(a) No provision of this Agreement or any other Financing Document may be amended, supplemented, modified or waived, except by a written instrument signed by the Majority Lenders (or the Administrative Agent on behalf of the Majority Lenders with such Majority Lenders’ written consent) and the Borrower (but only if the Borrower is a party thereto), and, to the extent that its rights or obligations may be affected thereby, the Agent or Agents party thereto. Notwithstanding the foregoing provisions, no such waiver and no such amendment, supplement or modification shall (i) increase the Commitment of any Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Total Commitment, shall not constitute an increase of the Commitment of any Lender), without the prior written consent of such Lender,

(ii) postpone or delay the scheduled final maturity date of any Loan, without the prior written consent of each affected Lender, or postpone or delay any date fixed by this Agreement or any other Financing Document for any payment of principal, interest or Fees due to any Lender hereunder or under any other Financing Document, without the prior written consent of such Lender, (iii) reduce any fee or premium payable to any Lender under any Financing Document or reduce the principal of, or the rate of interest specified in any Financing Document on any Loan of any Lender, without the prior written consent of such Lender, (iv) release, amend or modify all or substantially all of the Collateral except as shall be otherwise provided in any Security Document or other Financing Document or consent to the assignment or transfer by the Borrower of any of its respective obligations under this Agreement or any other Financing Document, without the prior written consent of each Lender, (v) amend, modify or waive any provision requiring pro rata payments to each Lender without the prior written consent of each Lender, (vi) amend, modify or waive any provision of this Section 9.12 or Section 6.8, 9.1 or 9.2, without the prior written consent of each Lender, or any provision of Section 6.7, without the prior written consent of each affected Lender, (vii) reduce the percentage specified in or otherwise amend the definitions of “Required Lenders” and “Majority Lenders”, without the prior written consent of each Lender, or (viii) terminate or release the Cost Overrun Guaranty and, if applicable, the Sponsor Balloon Guaranty or the Parent Balloon Guaranty (each as defined in the Undertaking Agreement), without the prior written consent of each Lender.

(b) Any waiver and any amendment, supplement or modification made or entered into in accordance with Section 9.12(a) shall be binding upon the Borrower and the Secured Parties.

9.13 Assignments, Participations, etc.

(a) Any Lender may, with prior written notice (acknowledged in the manner provided in Section 9.13(b)) to the Administrative Agent and (so long as there is no Default or Event of Default that has occurred and is continuing) in consultation with the Borrower, assign to one or more commercial banks or other financial institutions (provided that no such consultation with the Borrower shall be required in connection with any assignment and delegation by a Lender to a commercial bank or other financial institution which is an Affiliate of such Lender or to another Lender) (or to another Person, with the prior written consent of the Borrower (acting in its sole discretion), provided, however, that (i) in the event a Default or an Event of Default has occurred and is continuing, such consent of the Borrower shall not be required and (ii) in the event the Borrower fails to notify such Lender of its decision within 15 days from the date such notice of assignment has been given to the Borrower, such consent of the Borrower shall no longer be required) (each, an “Assignee”) all or any part of any Loan and the other rights and obligations of such Lender hereunder and under the other Financing Documents; provided, that (A) each such assignment by a Lender of its Loans or its Commitment shall be made in such a manner so that the same portion of such Lender’s (and of such Lender’s Affiliate’s) Loans, Commitment and any rights and obligations it may have under any Required Hedging Agreement to which such Lender (or any Affiliate of such Lender) is a party, is assigned to the Assignee (or, in the case of such Required Hedging Agreement, the Assignee or an Affiliate of such Assignee); (B) in the case of an assignment of any part of a Loan to any Assignee, such assignment shall not be for an amount less than $10,000,000 (or a higher integral multiple of $1,000,000 in excess thereof) in each instance; provided that, in the event that the Borrower objects to a proposed assignee and provided there is no Default or Event of Default that has occurred and is continuing, the assigning Lender shall consider in good faith such objection and if the Borrower identifies an alternative bank or other financial institution assignee willing to enter into such assignment on terms which are, for the Lender, no less favorable than those proposed by the assignee proposed by the Lender, the Lender shall not unreasonably withhold its agreement to assign instead to such bank or other financial institution identified by the Borrower; and (C) the Borrower and the Agents may continue to deal solely and directly with the assigning Lender in connection with the interest so assigned until (1) written notice of such assignment, together with payment instructions, addresses and related information with respect to the Assignee, shall have been given to the Borrower and the Administrative Agent by such assigning Lender and the Assignee, (2)the assigning Lender or Assignee has paid to the Administrative Agent a processing fee in the amount of $3,500, and (3) the assigning Lender shall have delivered to the Borrower and the Administrative Agent an Assignment and Acceptance substantially in the form of Exhibit F hereto (an “Assignment and Acceptance”) with respect to such assignment from the assigning Lender. Notwithstanding anything to the contrary contained herein, the Borrower shall not be obligated to pay to any Lender any amount under Sections 2.9, 2.10, 2.11 and 2.12 that is greater than the amount that the Borrower would have been obligated to pay such Lender’s assignor if such assigning Lender had not assigned to such Lender any of its rights under this Agreement, unless at the time such assignment is made the circumstances giving rise to such greater payments did not exist.

(b) Subject to Section 8.10, from and after the date that the Administrative Agent notifies the assigning Lender and the Borrower that it has received an executed Assignment and Acceptance and payment of the above-referenced processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall have the rights and obligations of a Lender hereunder and under the other Financing Documents, and this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to effect the addition of the Assignee, and any reference to the assigning Lender hereunder or under the other Financing Documents shall thereafter refer to such Lender and to the Assignee to the extent of their respective interests, and (ii) the assigning Lender shall, to the extent that rights and obligations hereunder and under the other Financing Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under the Financing Documents; provided that any Lender that assigns all of its Commitment and Loans hereunder in accordance with Section 9.13(a) shall continue to have the benefit of indemnification provisions under this Agreement (including Sections 2.11, 2.13, 2.14, 9.1 and 9.2), which shall survive as to such assigning Lender.

(c) Promptly after its receipt of notice from the Administrative Agent that it has received an executed Assignment and Acceptance and payment of the processing fee, upon the request of the Assignee, the Borrower shall execute and deliver to the Administrative Agent a new Note evidencing the Assignee’s assigned Commitment and Loans and, upon the request of the assigning Lender, if the assigning Lender has retained a portion of its Loans, the Borrower shall execute and deliver to the Administrative Agent replacement Notes reflecting the Commitment and the principal amount of the Loans retained by the assigning Lender (such Notes to be in exchange for, but not in payment of, the Notes, if any, held by such Lender). The Administrative Agent shall retain any new Notes and replacement Notes received from the Borrower and deliver such Notes to the Assignee and the assigning Lender (as applicable) only upon delivery of the original Note related thereto to the Borrower for cancellation.

(d) Any Lender (the “originating Lender”) may at any time sell to one or more commercial banks or other Persons not Affiliates of the Borrower (a “Participant”) participating interests in any Loans; provided, however, that (i) the originating Lender’s obligations under this Agreement shall remain unchanged, (ii)the originating Lender shall remain solely responsible for the performance of such obligations, (iii)the Borrower and the Agents shall continue to deal solely and directly with the originating Lender in connection with the originating Lender’s rights and obligations under this Agreement and the other Financing Documents, and (iv)no Lender shall transfer or grant any participating interest under which the Participant shall have rights to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Transaction Document, except to the extent such amendment, consent or waiver would require unanimous consent of the Lenders as described in Section 9.12. In the case of any such participation, the Participant shall not have any rights under this Agreement or any of the other Financing Documents (the Participant’s rights against the originating Lender in respect of such Participation to be those set forth in the agreement executed by the originating Lender in favor of the Participant relating thereto) and all amounts payable by the Borrower hereunder shall be determined as if such Lender had not sold such participation.

(e) Notwithstanding any other provision contained in this Agreement or any other Transaction Document to the contrary, any Lender may assign all or any portion of the Loans held by it as collateral security to any United States Federal Reserve Bank, the European Central Bank (if such Lender is incorporated in the jurisdiction which is a member of the European Union) or any other federal reserve or central bank in the jurisdiction of such Lender, provided that any payment in respect of such assigned Loans or Notes made by the Borrower to or for the account of the assigning or pledging Lender in accordance with the terms of this Agreement shall satisfy the Borrower’s obligations hereunder in respect to such assigned Loans to the extent of such payment. No such assignment shall release the assigning Lender from its obligations hereunder.

9.14 Survival. All indemnities set forth herein, including, without limitation, Section 9.2, shall survive the execution and delivery of this Agreement and the Notes, any termination of any Transaction Document and the making and repayment of the Loans. In addition, each representation and warranty made or deemed to be made pursuant hereto shall survive the making of such representation and warranty, and no Lender shall be deemed to have waived, by reason of making any extension of credit, any Default or Event of Default which may arise by reason of such representation or warranty proving to have been false or misleading, notwithstanding that such Lender may have had notice or knowledge or reason to believe that such representation or warranty was false or misleading at the time such extension of credit was made.

9.15 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH, THIS AGREEMENT, THE NOTES OR ANY OTHER FINANCING DOCUMENT, OR ANY

COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING HERETO OR THERETO. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE SECURED PARTIES TO ENTER INTO THIS AGREEMENT.

9.16 Right of Set-off. In addition to any rights now or hereafter granted under applicable Law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to the Borrower or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other Indebtedness at any time held or owing by such Lender (including without limitation by branches and agencies of any Lender wherever located), to or for the credit or the account of the Borrower against and on account of the Obligations or liabilities of the Borrower to such Lender under this Agreement or any of the other Financing Documents, including all claims of any nature or description arising out of or connected with this Agreement or any other Financing Document, irrespective of whether such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured.

9.17 Severability. Any provision hereof which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of any provision in any other jurisdiction.

9.18 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office of such Lender; provided, that the Borrower shall not be responsible for costs arising under Sections 2.9, 2.10, 2.11 or 2.12 resulting from any such transfer to the extent such costs would not otherwise be applicable to such Lender in the absence of such transfer.

9.19 Governing Law; Submission to Jurisdiction.

(a) THIS AGREEMENT AND EACH OF THE OTHER FINANCING DOCUMENTS (UNLESS SUCH DOCUMENT EXPRESSLY STATES OTHERWISE THEREIN) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

(b) The Borrower hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for the purposes of all legal proceedings arising out of or relating to this Agreement, any other Financing Document or the transactions contemplated hereby or thereby. The Borrower hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. The Borrower hereby irrevocably appoints

Corporation Service Company (the “Process Agent”), with an office on the date hereof at 1180 Avenue of the Americas, Suite 210, New York, New York 10036, United States, as its agent to receive on its behalf and on behalf of its Property, service of copies of the summons and complaint and any other process that may be served in any such action or proceeding. Service upon the Process Agent shall be deemed to be personal service on the Borrower and shall be legal and binding upon the Borrower for all purposes notwithstanding any failure to mail copies of such legal process to the Borrower, or any failure on the part of the Borrower to receive the same. Nothing herein shall affect the right to serve process in any other manner permitted by applicable Law or any right to bring legal action or proceedings in any other competent jurisdiction, including judicial or non-judicial foreclosure of real property interests which are part of the Collateral. The Borrower further agrees that the aforesaid courts of the State of New York and of the United States of America for the Southern District of New York shall have exclusive jurisdiction with respect to any claim or counterclaim of the Borrower based upon the assertion that the rate of interest charged by or under this Agreement or under the other Financing Documents is usurious. To the extent permitted by applicable Law, the Borrower further irrevocably agrees to the service of process of any of the aforementioned courts in any suit, action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, return receipt requested, to the Borrower at the address referenced in Section 9.3, such service to be effective upon the date indicated on the postal receipt returned from the Borrower.

(c) The Borrower agrees that it will at all times continuously maintain an agent to receive service of process in the State of New York on behalf of itself and its Properties, and, in the event that for any reason the agent mentioned above shall not serve as agent for the Borrower to receive service of process in the State of New York on its behalf, the Borrower shall promptly appoint a successor reasonably satisfactory to the Administrative Agent so to serve, advise the Administrative Agent thereof, and deliver to the Administrative Agent evidence in writing of the successor agent’s acceptance of such appointment. The foregoing provisions constitute, among other things, a special arrangement for service among the parties to this Agreement for the purposes of 28 U.S.C. § 1608.

(d) To the extent the Borrower may, in any action or proceeding arising out of or relating to any of the Financing Documents brought in Brazil, the British Virgin Islands or elsewhere, be entitled under any applicable Law to require or claim that any Secured Party post security for costs or take similar action, the Borrower hereby irrevocably waives and agrees not to claim the benefit of such entitlement to the fullest extent permitted by applicable Law.

9.20 Complete Agreement. THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS REPRESENT THE FINAL AND COMPLETE AGREEMENT OF THE PARTIES HERETO, AND ALL PRIOR NEGOTIATIONS, REPRESENTATIONS, UNDERSTANDINGS, WRITINGS AND STATEMENTS OF ANY NATURE ARE HEREBY SUPERSEDED IN THEIR ENTIRETY BY THE TERMS OF THIS AGREEMENT AND THE OTHER FINANCING DOCUMENTS.

9.21 Patriot Act. Each Lender subject to the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) hereby notifies the Borrower that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Act.

9.22 English Language. This Agreement and all other Financing Documents shall be in the English language, except as required by Brazilian law (in which event certified English translations thereof shall be provided by the Borrower to the Administrative Agent). All documents, certificates, reports or notices to be delivered or communications to be given or made by any party hereto pursuant to the terms of this Agreement or any other Financing Document shall be in the English language or, if originally written in another language, shall be accompanied by an accurate English translation upon which the parties hereto shall have the right to rely for all purposes of this Agreement and the other Financing Documents.

*                    *                     *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

Notice Address:	ALPHA STAR EQUITIES LTD.
Alpha Star Equities Ltd.
Vanterpool Plaza, 2nd Floor
Wickhams Cay I, Road Town
Tortola, VG1110, British Virgin Islands
Attn: Joaquin Diaz	By:	/s/ Carlos G. E. Rameh
Facsimile: + 1 284 494 5880		Name: Carlos G. E. Rameh
E-mail: joaquind@icazalaw.com		Title: Attorney In Fact/Procurador

with a copy to:

Queiroz Galvão Óleo e Gás S.A.

Av. Presidente Antônio Carlos 51

6th Floor

20020-010

Rio de Janeiro, RJ

Brazil

Attn: Guilherme Ribeiro Vieira Lima

Telephone: +5521 3231 2525

Facsimile: +5521 3231 2595

Email: glima@qgog.com.br

Credit Agreement

Notice Address:	SANTANDER INVESTMENT
Santander Investment Securities Inc.	SECURITIES INC., as Joint Lead Arranger
45 East 53rd Street
New York, NY, 10022
United States of America
Attn: Andres Barbosa
Telephone: +1 212 407 0993	By:	/s/ Marcelo Castro
Facsimile: +1 212 407 4580		Name: Marcelo Castro
E-mail: abarbosa@santander.us		Title: Managing Director

	By:	/s/ Andres Barbosa
Name: Andres Barbosa
Title: Senior Vice President

Credit Agreement

	Notice Address:	CITIGROUP GLOBAL MARKETS INC., as
	Citigroup Global Markets Inc.	Joint Lead Arranger
Avenida Paulista, 1.111 - 10º andar
São Paulo, SP, CEP 01311-920
Brazil
Attn: Gustavo Fontes / Gilberto Noboru Nakayasu
	Telephone: +55 11 4009-5652 /55 11 4009-7535	By:	/s/ Rodolfo Vela
E-mail:	gustavo.fontes@citi.com /		Name: Rodolfo Vela
	gilberto.nakayasu@citi.com		Title: Director

Credit Agreement

Notice Address:		ABN AMRO BANK N.V., as Lender
ABN AMRO Bank N.V.
Coolsingel 93 / GL0830
3012 AE Rotterdam
The Netherlands
Attn: Rico Giese / Michel Oversluizen		By:	/s/ Xander Williamson
Telephone: +31 10 401 6601 / +31 10 401 6394			Name: Xander Williamson
Facsimile: +31 10 401 6118			Title: Director
E-mail address:	Rico.giese@nl.abnamro.com /
Michel.oversluizen@nl.abnamro.com

		By:	/s/ Fausto Caron
Name: Fausto Caron
Title: Director

Notice Address:		BANCO BRADESCO S.A. – NEW YORK
Banco Bradesco S.A. – New York Branch		BRANCH, as Lender
450 Park Avenue - 32nd and 33rd fl oors
New York, N.Y. 10022
United States of America
Attn:	Roberto Medeiros Paula / André Felipe Soares Fernandes	By:	/s/ Malsa de Oliveira
Telephone: + 1 (212) 688-9855 / 751-8397 / 759-9128			Name: Malsa de Oliveira
Facsimile: + 1 (212) 754-4032			Title: Authorized Signatory
E-mail address:	4945.roberto@bradesco.com.br /
4945.andre@bradesco.com.br

		By:	/s/ Mauro Lopes
Name: Mauro Lopes
Title: Authorized Signatory

Credit Agreement

Notice Address:	BANCO DO BRASIL S.A., ACTING
Banco do Brasil NY Branch	THROUGH ITS NEW YORK
c/o Banco do Brasil Orlando Servicing Center	BRANCH,as Lender
(Loans Department)
8325 South Park Circle Suite 140
Orlando, FL 32819
United States of America
Attn: Izabella Falconi / Luciana Rezende	By:	/s/ Guilherme de Figueiredo Forbes
Telephone: + 1 (407) 608-1710	Name: Guilherme de Figueiredo Forbes
Facsimile: + 1 (407) 608-1852	Title: Authorized Signatory
E-mail address: borlando.loans@bb.com.br

Notice Address:	BANCO ITAÚ BBA S.A. – NASSAU
Banco Itaú BBA S.A. – Nassau Branch	BRANCH, as Lender
Avenida das Nações Unidas 7815 – 9 andar
CEP 05425- 905
São Paulo, SP, Brazil
Attn: Marivaldo Pires de Carvalho
Telephone: +(55 11) 3035-6011	By:	/s/ Mauro Marcio de Araujo
Facsimile: +(5511) 3524-9780		Name: Mauro Marcio de Araujo
E-mail address:		Title: Authorized Signatory
IBBA-controledeoperacoesestruturadasinternacionais@itaubba.com.br

and
	By:	/s/ Marivaldo Pires de Carvalho
Mundostar/S.A.		Name: Marivaldo Pires de Carvalho
Plaza Independencia, 831 oficina 707		Title: Authorized Signatory
c.p. 11100
Montevideo - Uruguay
Attn: Sergio Alves da Silva
Telephone: +(598) 29012841
Facsimile: +(598) 29013296
E-mail address:
procoperacoesinternacionaissindicalizadas@mundostar.com.uy

Credit Agreement

Notice Address:		BANCO SANTANDER, S.A., as Lender
Ciudad Grupo Santander
Edificio Encinar (Planta Baja)
28660 Boadilla del Monte – Madrid
Spain
Attn : Luis Casero Ynfiesta / Jaime Ridaura Gallego		By:	/s/ Xavier Martin Robles
Telephone: +34 91 289 96 46 / 34 91 289 34 76			Name: Xavier Martin Robles
Facsimile: +34 91 257 16 17 / 34 91 257 16 17			Title: Managing Director
E-mail: luiscasero@gruposantander.com /
jridaura@gruposantander.com

		By:	/s/ Angel Barranco Guadarrama
Name: Angel Barranco Guadarrama
Title: Vice President

Notice Address:		BNP PARIBAS, as Lender
BNP Paribas
16 rue de Hanovre, 75078 Paris Cedex 02
France
Attn:	Transportation Group – Middle Office Shipping & Offshore	By:	/s/ Guilherme de Figueiredo Forbes
Telephone: + 33 (0) 1 42 98 08 92			Name: Guilherme de Figueiredo Forbes
Facsimile: + 33 (0) 1 42 98 43 55			Title: Authorized Signatory

Notice Address:		CITIBANK N.A., as Lender
Citibank, N.A.
Av. Francisco Matarazzo 1500
8th floor - Los AngelesTower
São Paulo, SP, Brazil 05001-100
Attn:	Paulo Stavale / Luci Nobre	By:	/s/ Silvia R. Bremer Morata
Telephone: +(55 11) 3232 8335 / (55 11) 3232 7584			Name: Silvia R. Bremer Morata
Facsimile: +(55 11) 2122 2039			Title: Authorized Signatory
E-mail: paulo.stavale@citi.com / luci.nobre@citi.com

Credit Agreement

	Notice Address:	CRÉDIT INDUSTRIEL ET
	Crédit Industriel et Commercial	COMMERCIAL, as Lender
520 Madison Avenue
37th Floor
New York, NY 10022
United States of America
Attn:	Laura Carosi/ Chandra Mahabir	By:	/s/ Guilherme de Figueiredo Forbes
	Loan Servicing Department		Name: Guilherme de Figueiredo Forbes
	Telephone: +1 212-715- 4541 / 212-715-4691		Title: Authorized Signatory
Facsimile: +1 212-715-4477
E-mail address:	lcarosi@cicny.com /
cmahabir@cicny.com

	Notice Address:	DNB NOR BANK ASA, NEW YORK
	DnB NOR Bank ASA, New York Branch	BRANCH, as Lender
200 Park Ave
New York, New York 10166
United States of America
Attn: Marybelle Ortiz / Barbara Gronquist
	Telephone: +1 212-681-3848 / 212 681 3859	By:	/s/ Guilherme de Figueiredo Forbes
	Facsimile: +1 212-681-4123		Name: Guilherme de Figueiredo Forbes
E-mail address:	marybelle.ortiz@dnbnor.no /		Title: Authorized Signatory
nyloanscsd@dnbnor.no /
barbara.gronquist@dnbnor.no

Credit Agreement

	Notice Address:	HSBC BANK USA, NATIONAL
	HSBC Bank USA, National Association	ASSOCIATION, as Lender
One HSBC Center, Floor 26
Buffalo, NY 14203
United States of America
Attn: Seema Sodha
	Telephone: +1 716 841 1670	By:	/s/ Scott Regan
	Facsimile: +1 917 229 0973		Name: Scott Regan
Title: Vice President

	Notice Address:	INTESA SANPAOLO S.P.A.
	Intesa Sanpaolo S.p.A. New York Branch	NEW YORK BRANCH, as Lender
1 William Street
New York, NY 10004
United States of America
Attn: Alessandro Vitale / Nicholas Matacchieri
	Telephone: +1 (212) 607-3954 / (212) 607-3865	By:	/s/ Allesandro Vitale
	Facsimile: +1 (212) 422-6778		Name: Allesandro Vitale
E-mail address:	alvitale@intesasanpaolo.us /		Title: Vice President
nmatacchieri@intesasanpaolo.us

		By:	/s/ Nicholas A. Matacchisu
Name: Nicholas A. Matacchisu
Title: Vice President

Credit Agreement

Notice Address:		MIZUHO CORPORATE BANK, LTD., as
Mizuho Corporate Bank, Ltd.		Lender
1251 Avenue of the Americas, 31st Floor
New York, New York 10020
United States of America
Attn:	Alfredo Ramirez / Monica Selden /
	Willie Freeman	By:	/s/ Guilherme de Figueiredo Forbes
Telephone:	+1 (212) 282-3571 / (212) 282-3894 /		Name: Guilherme de Figueiredo Forbes
	(212) 282-4294		Title: Authorized Signatory
Facsimile:	+1 (212) 282-3618
E-mail address:	Alfredo.Ramirez@mizuhocbus.com /
Monica.Selden@mizuhocbus.com /
Willie.Freeman@mizuhocbus.com

Notice Address:		NIBC BANK N.V., as Lender
NIBC Bank N.V.
Carnegieplein 4
2517 KJ
The Hague, The Netherlands
Attn: Sammi Tang		By:	/s/ Guilherme de Figueiredo Forbes
Telephone: +31(0)70 342 5331			Name: Guilherme de Figueiredo Forbes
Facsimile: +31(0)70 342 5366			Title: Authorized Signatory
E-mail address: sammi.tang@nibc.com

Notice Address:		THE BANK OF NOVA SCOTIA, as
The Bank of Nova Scotia		Lender
711 Louisiana Suite 1400
Houston, Texas 77002
United States of America
Attn: Rolf Schmitz / Farah Petit
Telephone: +1 832-426-6033 / 713-759-3436		By:	/s/ Donovan Crandall
Facsimile: +1 713-752-2425			Name: Donovan Crandall
E-mail address:	Rolf_schmitz@scotiacapital.com /		Title: Managing Director
farah_petit@scotiacapital.com

Credit Agreement

	Notice Address:	CITIBANK, N.A., as Administrative Agent
Citibank, N.A.
Global Loans
1615 Brett Road, OPS 3
New Castle, DE 19720
	United States of America	By:	/s/ Rodolfo Vela
	Attn: Geislaine Jackson		Name: Rodolfo Vela
	Telephone: + 1 302 323 3840		Title: Director
Facsimile: + 1 212 994 0961
E-mail address:	geislaine.jackson@citi.com /
agentnotice@citi.com

	Notice Address:	CITIBANK, N.A., as Collateral Agent
Citibank, N.A.
Agency & Trust
388 Greenwich Street
14th Floor
	New York, NY 10013	By:	/s/ Louis Piscitelli
	United States of America		Name: Louis Piscitelli
	Attn: Louis Piscitelli		Title: Vice President
Telephone: +1 212-816-5805
Facsimile: +1 212-816-5527
E-mail address:	louis.a.piscitelli@citi.com

with a copy to:

Thompson Hine LLP
335 Madison Avenue
12th Floor
New York, New York 10017-4611
United States of America
Attn: Mildred Quinones-Holmes
Telephone: +1 212-908-3927
Facsimile: + 1 212-344-6101
E-mail address:	mildred.quinones-holmes@thompsonhine.com

Credit Agreement

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

APPENDICES:

Appendix A	Defined Terms and Rules of Interpretation
Appendix B	Principal Payments
Appendix C	Insurance Provisions
Appendix D	Queiroz Galvão Family Group Structure Chart

SCHEDULES:

Schedule 4.2	Financing-Related Filings, Etc.
Schedule 4.3	Capitalization
Schedule 4.6	Governmental Approvals

-iv-

(continued)

Page

EXHIBITS:

Exhibit A	Form of Notice of Borrowing
Exhibit B	Form of Note
Exhibit C	Form of Independent Engineer’s Certificate
Exhibit D-1	Form of Borrower Completion Certificate
Exhibit D-2	Form of Independent Engineer Completion Certificate
Exhibit E	Form of Consent Agreement
Exhibit F	Form of Assignment and Acceptance

ANNEXES:

Annex I	Commitments
Annex II	Applicable Lending Offices

-v-

APPENDIX A

to

Credit Agreement

DEFINED TERMS AND RULES OF INTERPRETATION

1. Defined Terms.

“Acceptance Tests” shall mean, collectively, the acceptance tests under the Building Contract, including the sea trials provided under Article VI of the Building Contract and under the Specifications of the Building Contract.

“Accounts Agreement” shall mean the Collateral and Accounts Agreement entered into or to be entered into among the Borrower, Positive, the Administrative Agent, the Offshore Accounts Bank and the Collateral Agent.

“Additional Material Project Document” shall mean an Additional Project Document involving an amount of twenty million Dollars ($20,000,000) or more.

“Additional Project Document” shall mean any contract or agreement relating to the development, construction, testing, operation, maintenance, repair, financing or use of the Drilling Unit entered into by the Borrower with any other Person subsequent to the date hereof (including any contract(s) or agreement(s) entered into in substitution for any Project Document that has been terminated in accordance with its terms or otherwise).

“Administrative Agent” shall mean Citibank, N.A., acting in its capacity as agent for the Lenders pursuant to this Agreement, and shall include any successor Administrative Agent appointed pursuant to Section 8.9.

“Affected Property” shall mean, with respect to any Event of Loss (other than a Drilling Unit Loss Event), the Property of the Borrower lost, destroyed, damaged, condemned (including, without limitation, through a Taking) or otherwise taken as a result of such Event of Loss.

“Affiliate” shall mean, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such specified Person. As used herein, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of share interests, by contract or otherwise.

“Agent-Related Persons” shall mean the Administrative Agent and any successor Administrative Agent appointed pursuant to Section 8.9, together with their respective officers, directors, employees, representatives, attorneys, agents and Affiliates.

“Agents” shall mean, collectively, the Administrative Agent, the Collateral Agent and the Offshore Accounts Bank.

“Agreement” shall have the meaning provided in the preamble.

Appendix A

“Applicable Lending Office” shall mean, for each Lender, the “Lending Office” of such Lender (or of an Affiliate thereof) designated in Annex II or such other office of such Lender (or of an Affiliate thereof) as such Lender may from time to time specify to the Administrative Agent and the Borrower by written notice in accordance with the terms hereof as the office by which its Loans are to be made and maintained.

“Applicable Margin” shall mean:

(i)	during the period commencing on the date of this Agreement up to Commercial Operation Date, 225 basis points (2.25%) per annum; and

(ii)	during the period commencing on the Commercial Operation Date and at all times thereafter, 250 basis points (2.50%) per annum;

in each case excluding any premiums payable under this Agreement in respect of such Loans.

“Appraisal” shall mean an “as built” written appraisal by an Independent Appraiser of the fair market value of the Drilling Unit on a charter free basis.

“Assignee” shall have the meaning provided in Section 9.13(a).

“Assignment and Acceptance” shall have the meaning provided in Section 9.13(a).

“Assignment of Insurances” shall mean the Assignment of Insurances entered into or to be entered into among the Borrower, Positive, the Sponsor, the Operator and the Collateral Agent.

“Attorney Costs” shall mean all fees, out-of-pocket and office expenses and disbursements of any law firm or other external counsel, which, unless such fees, expenses and disbursements are incurred in connection with the enforcement or attempted enforcement of this Agreement or any other Transaction Document, shall be reasonable and duly evidenced.

“Authorized Officer” shall mean (i) with respect to any Person that is a corporation or a limited liability company, the Chairman, President, any Vice President, Secretary, Treasurer, Treasury Coordinator or Financial Manager of such Person and (ii) with respect to any Person that is a partnership, the President, any Vice President, Secretary (or Assistant Secretary), Treasurer, Treasury Coordinator or Financial Manager of a general partner or managing partner of such Person, in each case whose name appears on a certificate of incumbency of such Person delivered in accordance with the terms hereof, as such certificate may be amended from time to time.

“Availability Period” shall mean the period commencing on the Closing Date, and ending on the earliest to occur of (i) the full utilization of the Commitments of the Lenders, (ii) the date which is eighteen (18) months after the First Disbursement Date and (iii) the termination of the Total Commitment pursuant to the provisions of this Agreement; provided that, subject to the consent of the Lenders, the Borrower may request extension of the Availability Period due to unexpected delays in utilizing the Commitments of the Lenders by requesting such extension not less than three (3) months before the expiration of the Availability Period.

Appendix A

“Bankruptcy Code” shall mean the United States Federal Bankruptcy Code of 1978.

“Bankruptcy Law” shall mean the Bankruptcy Code and any other Law of any jurisdiction relating to bankruptcy, insolvency, liquidation, reorganization, moratorium, winding-up or composition or readjustment of debts or any similar Law.

“Bareboat Charter Agreement” shall mean the Bareboat Charter Agreement entered into on March 17, 2011 between Positive and the Borrower.

“Base Case Projections” shall mean a projection of operating results for the Project over a period ending no sooner than the last Maturity Date for the Loans, showing the Borrower’s reasonable good faith estimates, as of the Closing Date, of revenue, operating expenses, the Debt Service Coverage Ratios required under Section 3.1(m), and sources and uses of revenues over the forecast period.

“Blow Out Preventer Supply Contract” shall mean the Design & Supply Contract for Blow Out Preventer and Mux Control Package, No. Alpha IC4001, dated June 26, 2008, as amended by Amendment No. I, dated August 23, 2010, between Hydril USA Distribution LLC and the Borrower.

“Blow Out Preventer Supply Contract Guaranty” shall mean the Guaranty Agreement dated as of September 26, 2008 between Vetco International, Ltd. and the Borrower in connection with the Blow Out Preventer Supply Contract.

“Borrower” shall have the meaning provided in the preamble.

“Borrower Completion Certificate” shall mean a certificate, substantially in the form of Exhibit D-1, dated the Project Completion Date, duly completed and signed by an Authorized Officer of the Borrower.

“Borrowing” shall mean the borrowing of Loans from the Lenders on a given date.

“Brazil” shall mean the Federative Republic of Brazil.

“Bridge Loan Agreement” shall mean that certain Bridge Loan Agreement dated as of August 27, 2010, as amended as of January 20, 2011 and as further amended as of February 25, 2011, among the Borrower, Banco Santander (Brasil) S.A., Grand Cayman Branch and Citibank, N.A.

“Building Contract” shall mean the Building Contract for Construction of One Semi-Submersible Drilling Rig, dated May 15, 2008, as amended by Addendum No. 1 dated September 3, 2010 and as further amended by Addendum No. 2 dated January 29, 2011, between the Borrower and the Building Contractor.

Appendix A

“Building Contractor” shall mean Keppel Fels Limited, a company organized and existing under the laws of the Republic of Singapore.

“Building Contractor Parent Guaranty” shall mean the Parent Company Corporate Guarantee, dated June 5, 2008, issued by Keppel Offshore & Marine Limited in favor of the Borrower.

“Business Day” shall mean (i) for all purposes other than as covered by clause (ii) below, any day except Saturday, Sunday and any day which shall be in the British Virgin Islands, New York City, Rio de Janeiro or São Paulo a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close in such city, and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, the Loans, any day which is a Business Day described in clause (i) above and which is also a day for trading by and between banks in the London interbank eurodollar market.

“Calculation Date” shall mean each date, occurring no less than twelve (12) months after the Commercial Operation Date, that is the last day of each of March, June, September and December in each year.

“Calculation Period” shall mean, with respect to the Calculation Date, the twelve (12) month period ending on the Interest Payment Date immediately succeeding such Calculation Date.

“Capex Budget” shall mean the budget dated the Closing Date, prepared and certified as such by an Authorized Officer of the Borrower of all Project Costs theretofore incurred and thereafter expected to be incurred by the Borrower on or prior to the Project Completion Date, as the same may be amended from time to time in accordance with Section 5.20(b).

“Capital Adequacy Regulation” shall mean any guideline, request or directive of any central bank or other Governmental Authority, or any other Law, whether or not having the force of law, in each case, regarding capital adequacy of any bank or of any corporation controlling a bank.

“Capital Lease Obligations” shall mean, for any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal Property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under IFRS and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with IFRS.

“Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations and/or rights in or other equivalents (however designated, whether voting or nonvoting, ordinary or preferred) in the equity or capital of such Person, now or hereafter outstanding, and any and all rights, warrants or options exchangeable for or convertible into any thereof.

Appendix A

“Cash Sweep Obligation” shall have the meaning provided in Section 6.3(e).

“Change of Control” shall mean, at any time, the Queiroz Galvão Family ceasing to (i) hold, directly or indirectly, legal and beneficial ownership of a majority of the voting rights in each of the Borrower and the Sponsor or (ii) possess, directly or indirectly, the power to (x) direct or cause the direction of the management and policies of each of the Borrower and the Sponsor or (y) appoint or remove the majority of the directors or other equivalent officers of each of the Borrower and the Sponsor.

“Change Order” shall mean any adjustment or modification to the terms of the Building Contract requested pursuant to Article V of the Building Contract.

“Charter Agreement” shall mean the Charter Agreement entered into on July 25, 2008 between Scorpion Deepwater B.V. and Petrobras, as amended on March 16, 2010 among Scorpion Deepwater B.V., Positive (as assignee) and Petrobras.

“Closing Date” shall mean the date upon which the conditions precedent set forth in Sections 3.1 and 3.2 (in so far as such conditions precedent are applicable to the initial Loans) have been satisfied (or waived by the appropriate Lenders).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time. Section references to the Code are to the Code as in effect at the date hereof and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” shall mean all Property that, in accordance with the terms of the Security Documents, is intended to be subject to any Lien in favor of the Secured Parties.

“Collateral Agent” shall mean Citibank, N.A., acting in its capacity as Collateral Agent for the Secured Parties pursuant to the Accounts Agreement, and shall include any successor Collateral Agent appointed pursuant to the Accounts Agreement.

“Combined Exposure” shall mean, as of any date of calculation, the sum (calculated without duplication) of the following, to the extent the same is held by any Lender: (i) the aggregate outstanding principal amount of the Loans, plus (ii) the aggregate amount of all available undrawn financing commitments in respect of the Loans. For the avoidance of doubt, a Lender shall not be required to vote its Combined Exposure with respect to one tranche of Loans held by such Lender in a manner consistent with its vote with respect to any other tranche of Loans held by such Lender.

“Commercial Operation Date” shall mean the date on which the term of the Charter Agreement and of the Services Agreement starts (Início do Contrato), in accordance with Clause 2.2.1 of each of the Charter Agreement and the Services Agreement.

“Commitment” shall mean, as to any Lender, the amount set forth opposite such Lender’s name in the column entitled “Commitment” in Annex I hereto, as reduced from time to time pursuant to the terms of this Agreement.

Appendix A

“Commitment Fee” shall have the meaning provided in Section 6.7(a).

“Consent Agreement” shall mean (i) with respect to any Project Participant (other than a party to an Additional Material Project Document and a Replacement Project Participant), an agreement, with customary terms and conditions, entered into or to be entered into with such Project Participant relating to its consent to the assignment of its respective Project Document for the benefit of the Secured Parties and (ii) with respect to each party (other than the Borrower) to an Additional Material Project Document and each Replacement Project Participant, an Acknowledgment and Consent Agreement between such Person and the Collateral Agent and acknowledged by the Borrower, substantially in the form of Exhibit E.

“Construction Contractors” shall mean the Building Contractor and the OFE Suppliers.

“Construction Contracts” shall mean the Building Contract and the OFE Supply Contracts.

“Construction Milestone” shall mean each of the milestones required to be achieved under the Building Contract as a condition to payment to the Building Contractor, as specified in Section 4.1 of Article II of and Attachment 3 to the Building Contract.

“Contingent Obligation” shall mean, as to any Person, a guarantee, an endorsement, a contingent agreement to purchase or to furnish funds for the payment or maintenance of, or otherwise to be or become contingently liable under or with respect to, Indebtedness, other obligations, net worth, working capital or earnings of any Person, or a guarantee of the payment of dividends or other distributions upon the stock or equity interests of any Person, or an agreement to purchase, sell or lease (as lessee or lessor) property of any Person (except the charter of the Drilling Unit), products, materials, supplies or services primarily for the purpose of enabling a debtor to make payment of his, her or its obligations or an agreement to assure a creditor against loss, and including, without limitation, causing a bank or other financial institution to issue a letter of credit or other similar instrument for the benefit of another Person, but excluding endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Contract Price” shall have the meaning provided in the Building Contract.

“Cost Overrun Guaranty” shall mean the Guaranty entered into or to be entered into between the Sponsor and the Collateral Agent.

“Date Certain” shall mean May 31, 2013.

Appendix A

“Debt Service” shall mean, for any period, the sum, without duplication, of (i) Interest Expense for such period and (ii) the scheduled principal amount of all amortization payments on all Indebtedness (excluding subordinated Indebtedness) of the Borrower for such period (including the principal component of all Capital Lease Obligations) as determined on the first day of such period (or, with respect to a given issue of Indebtedness incurred thereafter, on the date of the incurrence thereof).

“Debt Service Coverage Ratio” shall mean, for any period, the ratio of (a) Net Revenue for such period to (b) Debt Service for such period.

“Debt Service Coverage Statement” shall have the meaning provided in Section 5.1(d).

“Default” shall mean any event or circumstance which with notice or lapse of time or both would become an Event of Default.

“Default Rate” shall have the meaning provided in Section 2.7(b).

“Delay Liquidated Damages” shall mean all delay liquidated damages payable under the Building Contract.

“Delivery” shall mean delivery and acceptance of the Drilling Unit on or prior to the Delivery Date and otherwise in accordance with the requirements for its delivery under the Building Contract.

“Delivery Certificates” shall mean the Protocol of Delivery and Acceptance to be delivered under the Building Contract, together with the documents required to accompany such Protocol of Delivery and Acceptance pursuant to Section 3 of Article VII of the Building Contract, and any other documents signed by or on behalf of the Borrower and/or the Building Contractor evidencing delivery and acceptance of the Drilling Unit pursuant to the Building Contract.

“Delivery Date” shall mean the date of delivery of the Drilling Unit to the Borrower pursuant to and in accordance with Article VII of the Building Contract.

“Delivery Date Loans” shall mean the Loans made, or to be made, to finance the installment of the Contract Price falling due on the Delivery Date.

“Disbursement” shall mean any disbursement of a Loan pursuant to this Agreement.

“Disbursement Date” shall mean (i) the date specified in a Notice of Borrowing as the date on which a Disbursement of Loans is requested by the Borrower or (ii) in the case of a Loan solely in respect of the Eligible IDC pursuant to Section 2.5(c), the date of the Disbursement of such Eligible IDC.

“Disposition” shall mean any sale, transfer or other disposition by the Borrower to any Person of any Property other than cash or Permitted Investments.

Appendix A

“Distribution” shall have the meaning provided in Section 5.16.

“Distribution Date” shall have the meaning provided in the Accounts Agreement.

“Dollar Equivalent” shall mean, with respect to any monetary amount in Reais, at any time for the determination thereof, the amount of Dollars obtained by converting the amount of Reais involved in such computation into Dollars at the spot rate at which Reais are offered for sale to the Administrative Agent against delivery of Dollars by the Administrative Agent at approximately 11:00 a.m. (Rio de Janeiro time) on the date of determination thereof. If for any reason the Dollar Equivalent cannot be calculated as provided in the immediately preceding sentence, the Administrative Agent shall calculate the Dollar Equivalent on such basis as the Administrative Agent (acting reasonably) deems fair and equitable.

“Dollars” and the sign “$” shall each mean freely transferable, lawful money of the United States.

“Drawdown Schedule” shall mean the estimated schedule of Disbursements of the Loans to be made during each month prior to the Commercial Operation Date, prepared by the Borrower and delivered on the Closing Date to the Administrative Agent pursuant to Section 3.1(m).

“Drilling Unit” shall mean the dynamically positioned deepwater mobile offshore semi-submersible unit, to be purchased by the Borrower under the Building Contract, together with all equipment, parts and spare parts relevant to the operation of the Drilling Unit and other assets attached to the Drilling Unit.

“Drilling Unit Loss Event” shall mean all or a material part of the Drilling Unit shall be destroyed or suffer an actual or constructive loss.

“Effective Date” shall mean the date of this Agreement.

“Eligible IDC” shall mean interest accruing on the Loans during the Availability Period.

“Enforcement Action” shall mean any action or proceeding against the Borrower, the Drilling Unit or all or any part of the Collateral taken for the purpose of (i) enforcing the rights of any Secured Party under or in respect of the Collateral or the Security Documents, including, without limitation, the initiation of action in any court or before any administrative agency or governmental tribunal to enforce such rights, and any action to exercise any rights provided in Section 7.3, and (ii) adjudicating or seeking a judgment on a claim.

“Environmental Claim” shall mean, with respect to any Person, as the case may be, (i) any notice, claim, administrative, regulatory or judicial or equitable action, suit, Lien, judgment or demand by any other Person or (ii) any other written communication by any Governmental Authority, in either case alleging or asserting such Person’s liability for investigatory costs, clean-up costs, consultants’ fees, governmental response costs, damages to natural resources (including, without limitation, wetlands, wildlife, aquatic and terrestrial species and vegetation) or other Property, property damages, personal injuries, fines or penalties arising

Appendix A

out of, based on or resulting from (x) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person or (y) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, the Equator Principles or any Governmental Approval issued under any Environmental Law.

“Environmental Laws” shall mean any and all Laws, now or hereafter in effect, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety, or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes into the environment including, without limitation, ambient air, surface water, groundwater, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, chemicals, or toxic or hazardous substances or wastes.

“Equator Principles” shall mean the set of environmental guidelines developed by commercial banks and the International Finance Corporation for the purpose of assessing and managing environmental and social issues related to private-sector project financings, as adopted on June 4, 2003.

“Equipment Supply Contract” shall mean the Design & Supply Contract for Drilling Equipment Package, No. IC-4000 dated July 14, 2008 between National Oilwell Varco, L.P. and the Borrower, as novated pursuant to the Novation and Assumption Agreement dated September 28, 2009 among the Borrower, National Oilwell Varco, L.P. and National Oilwell Norway AS, and as amended by Amendment No. I dated May 14, 2010 between National Oilwell Varco Norway AS (formerly known as National Oilwell Norway AS) and the Borrower.

“Equipment Supply Contract Bank Guarantee” shall mean Guarantee No. 102/213893, dated September 2, 2008, issued by HSBC Bank plc, Guarantees in favor of the Borrower in connection with the Equipment Supply Contract.

“Equity Contribution” shall mean fully paid equity contributions to the Borrower (including any form of Subordinated Loans) made (or deemed under the Financing Documents to have been made) by the Sponsor, the proceeds of which have become property of the Borrower.

“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interest in (however designated) equity of such Person, including any common stock, preferred stock, any limited or general partnership interest and any limited liability company membership interest.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date hereof and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) which together with the Borrower or a Subsidiary of the Borrower would be deemed to be a “single employer” (i) within the meaning of Section 414(b),(c),(m) or (o) of the Code or (ii) as a result of the Borrower or a Subsidiary of the Borrower being or having been a general partner of such person.

Appendix A

“Event of Abandonment” shall mean (a) the written announcement by the Borrower or the Building Contractor of a decision to abandon or indefinitely defer, or the abandonment of, the construction or completion or operation of, all or any material part of the Project for any reason or (b) the abandonment of the Project by the Borrower or any Project Participant upon which the outstanding Loans together with all interest accrued and payable thereon have not been prepaid in full by the date falling three (3) Business Days after the occurrence of such abandonment (excluding any period of suspension resulting from events of force majeure (under and as defined in any of the Project Documents), scheduled maintenance of the Project, repairs to the Project (whether or not scheduled), any abandonment to the extent necessary to ensure the health and safety of the crew (provided that the crew returns to and has control of the Drilling Unit within 2 days after the date such abandonment is no longer necessary to ensure the health and safety of the crew) or any other involuntary suspension of work contemplated under the Project Documents).

“Event of Default” shall have the meaning provided in Section 7.1.

“Event of Loss” shall mean, with respect to any Property of the Borrower, any loss of, destruction of or damage to (including, without limitation, a Drilling Unit Loss Event), or any condemnation (including, without limitation, a Taking) or other taking of, such Property.

“Expropriation Event” shall mean (a) any condemnation, nationalization, seizure or expropriation by a Governmental Authority of all or a substantial portion of the Drilling Unit or the Property or the assets of the Borrower or of its share capital, (b) any assumption by a Governmental Authority of control of all or a substantial portion of the Drilling Unit or the Property, assets or business operations of the Borrower or of its share capital, (c) any taking of any action by a Governmental Authority for the dissolution or disestablishment of the Borrower or (d) any taking of any action by a Governmental Authority that would prevent the Borrower from carrying on its business or operations or a substantial part thereof.

“Fees” shall mean all amounts payable pursuant to or referred to in Section 6.7.

“Financing Documents” shall mean, collectively, the following documents:

(i)	this Agreement;

(ii)	the Notes;

(iii)	the Security Documents;

(iv)	the Undertaking Agreement;

(v)	the Intercreditor Agreement;

(vi)	the Required Hedging Agreements;

(vii)	the Pre-Hedging Agreements;

(viii)	the Cost Overrun Guaranty;

(ix)	the Sponsor Balloon Guaranty (if applicable) (as defined in the Undertaking Agreement);

Appendix A

(x)	the Parent Balloon Guaranty (if applicable) (as defined in the Undertaking Agreement); and

(xi)	each fee letter required to be delivered by the Borrower under Section 6.7(b).

“Financing Parties” shall mean the Lenders and the Agents.

“First Disbursement Date” shall mean the date on which the first Disbursement occurs.

“First Repayment Date” shall mean the first Interest Payment Date occurring more than 3 months after the Commercial Operation Date.

“General Security Agreement” shall mean the General Security Agreement entered into or to be entered into among the Borrower, Positive and the Collateral Agent.

“Good Utility Practices” shall mean the professional practices, methods, equipment, specifications and safety and output standards and industry codes mentioned in the Building Contract, the Services Agreement and the Charter Agreement, with respect to the design, installation, operation, maintenance and use of equipment and similar or better machinery, all of the above in compliance with applicable standards of safety, output, dependability, efficiency and economy, including recommended practice of a good, safe, prudent and workman-like character and in compliance with all applicable Laws. Good Utility Practices are not intended to be limited to the optimum or minimum practice or method to the exclusion of all others, but rather to be a spectrum of reasonable and prudent practices and methods as practiced in the industry.

“Governmental Approval” shall mean any authorization, consent, approval, license, ruling, permit, tariff, rate, certification, exemption, filing, variance, claim, order, judgment, decree, publication, notice to, declaration of or with, or registration by or with, any Governmental Authority.

“Governmental Authority” shall mean any government, governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, judicial or administrative body, domestic or foreign, federal, state or local, having jurisdiction over the matter or matters in question, including, without limitation, those in Brazil and the United States. For the avoidance of doubt, Petrobras shall not be considered as a Governmental Authority.

“Hazardous Material” shall mean any substance that is regulated or could lead to liability under any Environmental Law, including, but not limited to, any petroleum or petroleum product, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCB’s), hazardous waste, hazardous material, hazardous substance, toxic substance, contaminant or pollutant, as defined or regulated as such under any applicable Environmental Law.

“Hedging Agreement” shall mean any agreement (including the related ISDA Master Agreement and Schedule) in respect of any interest rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap,

Appendix A

equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions.

“IFRS” shall mean the International Financial Reporting Standards.

“Indebtedness” of any Person shall mean (i) all indebtedness of such Person for borrowed money, (ii) the deferred purchase price of assets or services which has been deferred in excess of one (1) year after acceptance of delivery of the relevant goods or services, (iii) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (iv) all Indebtedness of a second Person secured by any Lien on any Property owned by such first Person, whether or not such Indebtedness has been assumed, (v) leases or hire purchase contracts, which would in accordance with IFRS be treated as finance or capital leases, and (vi) all Contingent Obligations of such Person; provided that Indebtedness shall not include trade payables arising in the ordinary course of business so long as such trade payables are payable within ninety (90) days of the date the respective goods are delivered or the respective services are rendered and are not overdue, and provided further that, for the purposes of any calculation of the amount of Indebtedness, there should not be any double-counting with respect to such Indebtedness.

“Indemnified Liabilities” shall have the meaning provided in Section 9.2(a).

“Indemnified Person” shall have the meaning provided in Section 9.2(a).

“Independent Appraiser” shall mean ODS-Petrodata Inc. or any other Person from time to time appointed by the Administrative Agent to act as an Independent Appraiser for the purposes of this Agreement.

“Independent Engineer” shall mean Okeanos BV or any other Person from time to time appointed by the Administrative Agent to act as Independent Engineer for the purposes of this Agreement.

“Independent Engineer Completion Certificate” shall mean a certificate, substantially in the form of Exhibit D-2, dated the Project Completion Date, duly completed and signed by an Authorized Officer of the Independent Engineer.

“Independent Engineer Report” shall mean, in respect of any Disbursement relating to any milestone payment under the Building Contract, a site visit and construction progress report from the Independent Engineer.

“Insurance Advisor” shall mean Aon BankAssure Insurance Services or any other Person from time to time appointed by the Administrative Agent to act as Insurance Advisor for the purposes of this Agreement.

“Insurance Proceeds” shall mean all amounts payable to the Borrower, Positive, the Sponsor, the Operator, the Offshore Accounts Bank or the Collateral Agent in respect of any insurance required to be maintained (or caused to be maintained) pursuant to Section 5.9.

Appendix A

“Intercreditor Agreement” shall mean the Intercreditor Agreement entered into or to be entered into among the Lenders, the Required Hedge Providers, the Administrative Agent, the Offshore Accounts Bank and the Collateral Agent.

“Intercompany Loan Agreement” shall mean the Loan Agreement, dated as of May 2, 2008, between the Borrower and the Sponsor.

“Interest Determination Date” shall mean, with respect to any Loan, the second Business Day prior to the commencement of any Interest Period relating to such Loan.

“Interest Expense” shall mean, for any period, (i) the total interest expense (and periodic settlement obligations under the Required Hedging Agreements) of the Borrower, including the net amounts payable by the Borrower (or excluding the net amounts receivable by the Borrower) under the Required Hedging Agreements, and including, without limitation, all commissions, discounts and other commitment and banking fees and charges (e.g., fees with respect to letters of credit and hedging agreements) for such period (calculated without regard to any limitations on payment thereof), plus (ii) without duplication, that portion of Capital Lease Obligations of the Borrower representing the interest factor for such period.

“Interest Payment Dates” shall mean (i) prior to the Reset Date, the last Business Day of each January and July of each year, (ii) the Reset Date and (iii) the last Business Day of each month in each year thereafter.

“Interest Period” shall have the meaning provided in Section 2.8; provided that any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

“Investment” in any Person shall mean, without duplication: (a) the acquisition (whether for cash, securities, other Property, services or otherwise) or holding of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such Person, or any agreement to make any such acquisition or to make any capital contribution to such Person; or (b) the making of any deposit with, or advance, loan or other extension of credit to, such Person.

“ISDA Master Agreement and Schedule” shall mean the 2002 standard master agreement and schedule as published by the International Swaps and Derivatives Association, Inc. to document derivatives transaction. For purposes herein and for the avoidance of doubt, “ISDA Master Agreement and Schedule” shall not include any related “Transaction” as defined therein.

“Joint Lead Arrangers” shall mean Santander Investment Securities Inc. and Citigroup Global Markets Inc. in their capacity as original joint lead arrangers with respect to the Project.

“Keel Laying” shall have the meaning provided in Section 5.9(a).

“Law” shall mean, with respect to any Person (i) any statute, law, regulation, ordinance, rule, judgment, order, decree, permit, concession, grant, franchise, license, agreement

Appendix A

or other governmental restriction or any interpretation or administration of any of the foregoing by any Governmental Authority (including, without limitation, Governmental Approvals) and (ii) any directive, guideline, policy, requirement or any similar form of decision of or determination by any Governmental Authority which is binding on such Person, in each case, whether now or hereafter in effect (including, without limitation, in each case, any Environmental Law).

“Lender” shall mean each Lender named on Annex I and any Assignee thereof pursuant to Section 9.13.

“Lender Affiliates” shall mean (i) the Affiliates of any Lender as identified by such Lender to the Borrower prior to the Closing Date and (ii) the Affiliates of any Assignee (as defined in Section 9.13(a)) as identified by such Assignee to the Borrower at the time of any assignment or transfer by any Lender of any of its rights and obligations to such Assignee pursuant to Section 9.13.

“LIBOR” shall mean, with respect to each Interest Period, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) appearing on Reuters Screen LIBOR Page (or any successor page) as the London Interbank Offered Rate for deposits in Dollars at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, however, if more than one rate is specified on Reuters Screen LIBOR Page, the applicable rate shall be the arithmetic mean of all such rates (rounded upwards, if necessary, to the nearest 1/100 of 1%). If for any reason the rate specified on Reuters Screen LIBOR Page is not available, the term “LIBOR” shall mean, for any Loan for any Interest Period therefor, the rate per annum determined by calculating the arithmetic mean of the offered rates (rounded upwards, if necessary, to the nearest 1/100 of 1%), advised to the Lenders by the Reference Banks at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period, for deposits in Dollars.

“Lien” shall mean, with respect to any Property of any Person, any mortgage, lien, deed of trust, hypothecation, fiduciary transfer of title, assignment by way of security, pledge, charge, lease, sale and lease-back arrangement, easement, servitude, trust arrangement, or security interest or encumbrance of any kind in respect of such Property, or any preferential arrangement having the practical effect of constituting a security interest with respect to the payment of any obligation with, or from the proceeds of, such Property (and a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property).

“Loans” shall have the meaning provided in Section 2.1(a).

“Loan Termination Date” shall mean the date on which all Obligations, other than contingent liabilities and obligations which are unasserted at such date, have been paid and satisfied in full and all Commitments have been terminated.

Appendix A

“Loss Proceeds” shall mean, with respect to any Event of Loss, any Insurance Proceeds, condemnation awards or other compensation, awards, damages and other payments or relief (including any compensation payable in connection with a Taking) with respect to such Event of Loss (excluding, in each case, the proceeds of general liability insurance, delay in startup insurance and business interruption insurance).

“Majority Lenders” shall mean Lenders voting at least 51% of the Combined Exposure with respect to the Loans.

“Management Services Agreement” shall mean the Management Services Agreement dated as of May 2, 2008 between Constellation Services Ltd. and the Borrower.

“Margin Stock” shall mean margin stock within the meaning of Regulation U and Regulation X.

“Market Disruption Margin Event” shall have the meaning provided in Section 2.13(c).

“Material Adverse Effect” shall mean a material adverse effect on (i) the business or operations of the Operator or the business, operations, financial condition or a material portion of the Property of the Borrower, Positive or the Sponsor, (ii) the ability of the Borrower, the Operator, Positive or the Sponsor to timely perform any of its material obligations under any of the Transaction Documents to which it is a party, (iii) the legality, validity or enforceability of any material provision of any Financing Document, or (iv) the legality, validity or enforceability of the Security Interests provided under the Security Documents.

“Maturity Date” shall mean the earlier of (a) the first Interest Payment Date which is not less than six (6) years after the final date of the Availability Period and (b) the first Interest Payment Date which is not more than six (6) years and one (1) month after the Commercial Operation Date.

“MII” shall have the meaning provided in Section 5.9(a).

“Monthly Transfer Date Certificate” shall mean a “Monthly Transfer Date Certificate” as defined in and delivered under the Accounts Agreement.

“Mortgage” shall mean the Panamanian law mortgage to be entered into between the Borrower and the Collateral Agent with respect to the Drilling Unit.

“Multiemployer Plan” shall mean any multiemployer plan as defined in Section4001(a)(3) of ERISA.

“Necessary Governmental Approval” shall mean (i) any Governmental Approval listed in Schedule 4.6 and (ii) any other Governmental Approval necessary in connection with (a) the due execution and delivery of, and performance by each of the Borrower, the Operator and Positive of its obligations and the exercise of its rights under, the Transaction Documents to which it is a party, (b) the legality, validity and binding effect or enforceability thereof, and (c) the acquisition, importation, ownership, construction, installation, operation and maintenance of the Drilling Unit as contemplated by the Transaction Documents the failure which to obtain and maintain could reasonably be expected to have a Material Adverse Effect.

Appendix A

“Net Available Amount” shall mean, with respect to any Event of Loss (other than a Drilling Unit Loss Event), the aggregate amount of Loss Proceeds received by the Borrower or the Collateral Agent in respect of such Event of Loss, net of reasonable expenses incurred in connection with the collection thereof.

“Net Disposition Proceeds” shall mean, with respect to any Disposition, the gross cash proceeds received from such Disposition (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received), net of the reasonable out-of-pocket costs of such Disposition, including fees, expenses and commissions with respect to legal, accounting, financial advisory, brokerage and other professional services provided in connection with such Disposition.

“Net Revenue” shall mean, for any period, the Offshore Project Receipts (as defined in the Accounts Agreement) received during such period less the aggregate of the O&M Monthly Expense Amounts (as defined in the Accounts Agreement) for each of the months occurring during such period.

“Notes” shall have the meaning provided in Section 2.6(b).

“Notice of Borrowing” shall have the meaning provided in Section 2.2.

“Notice Office” shall mean the office of the Administrative Agent located at 1615 Brett Road - OPS 3, New Castle, DE 19720, Telephone: (302) 323 -3840, Facsimile: (212) 994-0961, or such other office, telephone or facsimile number as the Administrative Agent may hereafter designate in writing as such to each of the other parties to this Agreement.

“Obligations” shall mean, collectively, (i) all loans, advances, debts, liabilities, and obligations, howsoever arising, owed by the Borrower under a Financing Document or otherwise to any Secured Party of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all interest, fees, charges, expenses, attorneys’ fees and consultants’ fees chargeable to the Borrower; (ii) any and all sums advanced by any Secured Party in order to preserve the Collateral or to preserve the Security Interests; and (iii) in the event of any Enforcement Action, the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Collateral, or of any exercise by any Secured Party of its rights under the Security Documents, together with attorneys’ fees and court costs.

“OFE Suppliers” shall mean National Oilwell Varco Norway AS, Aker Solutions and Hydril USA Distribution LLC.

“OFE Supply Contracts” shall mean, collectively, the Equipment Supply Contract, the Riser Supply Contracts and the Blow Out Preventer Supply Contract.

Appendix A

“Officer’s Certificate” shall mean an officer’s certificate signed by an Authorized Officer of the Borrower.

“Offshore Accounts Assignment” shall mean the Offshore Accounts Assignment entered into or to be entered into between the Borrower and the Collateral Agent.

“Offshore Accounts Bank” shall mean Citibank, N.A., acting in its capacity as Offshore Accounts Bank pursuant to the Accounts Agreement, and shall include any successor Offshore Accounts Bank appointed pursuant to the Accounts Agreement.

“Offshore Construction Account” shall have the meaning provided in the Accounts Agreement.

“Offshore Debt Service Reserve Account” shall have the meaning provided in the Accounts Agreement.

“Offshore Debt Service Reserve Account Required Balance” shall have the meaning provided in the Accounts Agreement.

“Offshore Distribution Account” shall have the meaning provided in the Accounts Agreement.

“Offshore Loss Proceeds and Compensation Account” shall have the meaning provided in the Accounts Agreement.

“Offshore Proceeds Account Assignment” shall mean the Offshore Proceeds Account Assignment entered into or to be entered into among the Borrower, Positive and the Collateral Agent.

“Offshore Project Accounts” shall have the meaning provided in the Accounts Agreement.

“Operating Year” shall mean each calendar year (or portion thereof) after the Commercial Operation Date.

“Operation and Maintenance Expenses” shall mean, collectively, without duplication, all reasonable (i) expenses of administering and operating the Project and of maintaining it in accordance with Good Utility Practices incurred by the Borrower and the Operator, (ii) transportation costs payable by the Borrower and the Operator, in connection with the Project, (iii) direct operating and maintenance costs of the Drilling Unit payable by the Borrower and the Operator (including amounts payable pursuant to the Services Agreement), (iv) insurance premiums payable by the Borrower and the Operator, in connection with the Project, (v) property, sales, value-added and excise taxes payable by the Borrower and the Operator in connection with the Project (other than taxes imposed on or measured by income or receipts), (vi) costs and fees incurred by the Borrower and the Operator in connection with obtaining and maintaining in effect the Governmental Approvals required in connection with the Project, and (vii) legal, accounting and other professional fees incurred in the ordinary course of business in connection with the Project payable by the Borrower and the Operator; provided, that “Operation

Appendix A

and Maintenance Expenses” shall not include payments into the Offshore Debt Service Reserve Account, depreciation, or any items properly chargeable by IFRS to fixed capital accounts, or expenses incurred by the Borrower related to warranty or indemnity payments or damages payable to the Borrower under any Project Document.

“Operator” shall mean Queiroz Galvão Óleo e Gás S.A., a corporation organized and existing under the laws of Brazil.

“Organizational Documents” shall mean, with respect to any Person, (i) the articles of incorporation, limited liability company agreement, partnership agreement, or other similar organizational document of such Person, (ii) the by-laws or other similar document of such Person, (iii) any certificate of designation or instrument relating to the rights of preferred shareholders or other holders of Capital Stock of such Person, and (iv) any shareholder rights agreement or other similar agreement.

“Payment Office” shall mean the office of the Administrative Agent located at 1615 Brett Road - OPS 3, New Castle, DE 19720, or such other office as the Administrative Agent may hereafter designate in writing as such to each of the other parties hereto.

“Permitted Amendments” shall mean Permitted Change Orders and, solely with respect to the obligations of the Borrower set forth in Section 5.25(a), the exceptions thereto as expressly set forth therein.

“Permitted Capital Contributions” shall mean (i) purchases of Equity Interests in the Borrower by the Sponsor and (ii) Subordinated Loans.

“Permitted Change Orders” shall have the meaning provided in Section 5.25(b).

“Permitted Investments” shall have the meaning provided in the Accounts Agreement.

“Permitted Lien” shall mean any Lien permitted to be incurred by the Borrower pursuant to Section 5.12.

“Person” shall mean any individual, corporation, limited liability company, company, voluntary association, partnership, joint venture, trust, or other enterprises or unincorporated organization or government (or any agency, instrumentality or political subdivision thereof).

“Petrobras” shall mean Petróleo Brasileiro S.A. – Petrobras, a mixed-capital company controlled by the federal government of Brazil.

“Plan” shall mean any pension plan as defined in Section 3(2) of ERISA which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, other than a Multiemployer Plan.

“Plans and Specifications” shall mean the plans and specifications relating to the Project as set forth in or contemplated by the Construction Contracts.

Appendix A

“Pledged Securities” shall mean the Equity Interests and the Subordinated Loans pledged pursuant to the Subordination and Pledge Agreement.

“Positive” shall mean Positive Investments C.V.

“Pre-Hedging Agreements” shall mean (i) the interest rate swap agreement with a trade date of November 3, 2010 between Banco Santander (Brasil) S.A. Grand Cayman Branch and the Borrower with ref. 03112010 and (ii) the interest rate swap agreement with a trade date of November 3, 2010 between Citibank, N.A. and the Borrower with ref. D109753.

“Principal Payment Dates” shall mean the First Repayment Date and the last Business Day of each month in each year thereafter.

“Process Agent” shall have the meaning provided in Section 9.19(b).

“Project” shall mean the construction, chartering and operation of the Drilling Unit.

“Project Completion Date” shall mean the date upon which the conditions set forth in Section 3.3 have been satisfied (or waived by the appropriate Lenders).

“Project Costs” shall mean (i) all costs and expenses reasonably and necessarily incurred or to be incurred by the Borrower or the Operator to finance and complete the Project and achieve the Project Completion Date (and complete all Punch List items) in the manner contemplated by the Transaction Documents, including all reasonable and necessary costs and expenses incurred in connection with the negotiation and preparation of the Transaction Documents and the formation of the Borrower, all fees and premiums payable in respect of the Loans, and all other reasonable and necessary expenses required for the financing, development, design, construction, equipment procurement, installation, transportation, start-up and initial operation of the Project; (ii) all Interest Expenses and Operation and Maintenance Expenses incurred during the construction, installation and start-up of the Drilling Unit and (iii) repayment of amounts payable and payment of interest under the Bridge Loan Agreement and, subject to the terms of this Agreement, the Intercompany Loan Agreement. Project Costs may include (i) the reimbursement of the Borrower or the Operator for Project Costs incurred and paid by any of such Persons (provided that the Independent Engineer and the Administrative Agent shall have approved such Project Costs incurred prior to the first Disbursement) and (ii) payments by the Borrower required under the Building Contract. Project Costs shall not include (a) payments of principal of any Indebtedness, other than repayments of principal in respect of loans made under the Bridge Loan Agreement and, subject to the terms of this Agreement, the Intercompany Loan Agreement, or (b) any payments of any kind to the Borrower or any Affiliate thereof, other than as expressly contemplated by the Transaction Documents and payments in respect of the reimbursement of Project Costs expressly permitted above.

“Project Documents” shall mean, collectively, the following documents:

(i)	the Building Contract;

(ii)	the Building Contractor Parent Guaranty;

(iii)	the OFE Supply Contracts;

Appendix A

(iv)	the Charter Agreement;

(v)	the Bareboat Charter Agreement;

(vi)	the Services Agreement;

(vii)	the Management Services Agreement;

(viii)	the Blow Out Preventer Supply Contract Guaranty;

(ix)	the Equipment Supply Contract Bank Guarantee;

(x)	the Riser Supply Contract Bank Guarantee; and

(xi)	the Additional Material Project Documents.

“Project Participants” shall mean the Building Contractor, the OFE Suppliers, the Operator, the Sponsor, Positive, Petrobras, Keppel Offshore & Marine Limited, Constellation Services Ltd., each party (other than the Borrower) to an Additional Material Project Document, and each Replacement Project Participant.

“Project Schedule” shall mean the schedule for achieving the Project Completion Date, in accordance with the Base Case Projections and the Building Contract.

“Property” shall mean any property of any kind whatsoever, whether movable, immovable, real, personal or mixed and whether tangible or intangible, any right or interest therein or any receivables or credit rights (direitos creditórios).

“Punch List” shall mean reasonable and typical minor punch list items that are pending completion in accordance with the Construction Contracts.

“Queiroz Galvão Family” shall mean such members of the Queiroz Galvão family as identified in the group structure chart attached as Appendix D.

“Reais” and the sign “R$” shall each mean freely transferable, lawful money of Brazil.

“Reais Equivalent” shall mean, with respect to any monetary amount in Dollars, at any time for the determination thereof, the amount of Reais obtained by converting the amount of Dollars involved in such computation into Reais at the spot rate at which Dollars are offered for sale to the Administrative Agent against delivery of Reais by the Administrative Agent at approximately 11:00 a.m. (New York City time) on the date of determination thereof. If for any reason the Reais Equivalent cannot be calculated as provided in the immediately preceding sentence, the Administrative Agent shall calculate the Reais Equivalent on such basis as the Administrative Agent (acting reasonably) deems fair and equitable.

“Reference Banks” shall mean such Lenders as may be mutually agreed by the Lenders and the Borrower; provided that, if any such Lender assigns all of its Loans and other rights and obligations under this Agreement and the other Financing Documents to any Assignee in accordance with Section 9.13, such Assignee shall become a replacement “Reference Bank” for purposes of this Agreement, provided further that the Majority Lenders and the Borrower consent to such replacement; and provided further, that, if any such Lender assigns all of its Loans and other rights and obligations under this Agreement and the other Financing Documents to more than one Assignee in accordance with Section 9.13, a replacement Reference Bank shall be determined in accordance with Section 2.13(b).

Appendix A

“Register” shall have the meaning provided in Section 8.10.

“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System (or any successor).

“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System (or any successor).

“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System (or any successor).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Material, but excluding emissions from the engine exhaust of any vehicle).

“Relevant Affiliate” shall mean the Operator and Positive.

“Relevant Period” shall mean the period from the expected Commercial Operation Date until the Maturity Date for the Loans.

“Renewal Event” shall mean the occurrence of either (i) the extension by no less than two (2) years of the term of each of the Charter Agreement, the Bareboat Charter Agreement and the Services Agreement on terms and conditions substantially similar to the terms and conditions of such agreements as of the date of such extensions, or (ii) the replacement of such agreements with agreements that (x) contain terms and conditions satisfactory to each of the Lenders, (y) are with parties satisfactory to the Lenders, and (z) are pledged as security for the Obligations on terms and conditions satisfactory to each of the Lenders.

“Replacement Project Participant” shall mean, with respect to any Project Participant, any Person satisfactory to the Required Lenders and having credit, or acceptable credit support, equal to or greater than that of the replaced Project Participant on the date that the applicable Project Document was entered into who, pursuant to a definitive agreement reasonably satisfactory to the Required Lenders, assumes the obligations of the replaced Project Participant on terms and conditions no less favorable to the Borrower than those applicable to the replaced Project Participant pursuant to the applicable Project Document.

“Required Hedge Providers” shall mean the Lenders (or any Affiliate thereof) party to the Required Hedging Agreements.

“Required Hedging Agreement” shall have the meaning provided in Section 5.17(a).

“Required Hedging Date” shall have the meaning provided in Section 5.17(a).

Appendix A

“Required Lenders” shall mean Lenders voting at least 66-2/3% of the Combined Exposure with respect to the Loans.

“Reset Date” shall mean the last Business Day of the first month occurring after the Commercial Operation Date.

“Restoration Work” shall mean the design, engineering, procurement, construction and other work with respect to the Restoration of Affected Property.

“Restore” shall mean, with respect to any Affected Property, to rebuild, repair, restore or replace such Affected Property. The terms “Restoration” and “Restoring” shall have a correlative meaning.

“Riser Supply Contract Bank Guarantee” shall mean Letter of Guarantee No. 5130155803, dated June 4, 2010, issued by Citibank NA in favor of the Borrower in connection with the Riser Supply Contact (No. Alpha BC4005).

“Riser Supply Contracts” shall mean, collectively, the Design & Supply Contract for Riser System, No. Alpha BC4005, and the Design & Supply Contract for Riser System, No. Alpha IC4006, each dated June 30, 2008 and between Aker Solutions and the Borrower.

“Sanctions” shall have the meaning provided in Section 4.24.

“Scheduled Principal Payments” shall mean the scheduled amounts payable in respect of the principal of the Loans pursuant to Section 6.1(a).

“Secured Parties” shall mean, collectively, the Agents, the Lenders, the Joint Lead Arrangers and the Required Hedge Providers.

“Security Documents” shall mean, collectively, the following documents:

(i)	the General Security Agreement;

(ii)	the Accounts Agreement;

(iii)	the Offshore Accounts Assignment;

(iv)	the Offshore Proceeds Account Assignment;

(v)	the Subordination and Assignment of Debt Deed;

(vi)	the Share Pledge Agreement;

(vii)	the Mortgage;

(viii)	the Assignment of Insurances;

(ix)	the Consent Agreements relating to each of the Project Documents (other than the Project Documents with respect to which such Consent Agreement is not required pursuant to Section 5.30(b));

(x)	all Uniform Commercial Code financing statements and other filings, recordings or registrations required by this Agreement to be filed or made in respect of any such Security Document; and

(xi)	any other document designated as such by the Administrative Agent and the Borrower.

Appendix A

“Security Interests” shall mean the Liens on the Collateral or any other collateral purported to be granted to the Collateral Agent for the benefit of one or more of the Secured Parties (or any trustee, sub-agent or other Person acting for or on behalf thereof).

“Semi-annual Calculation Date” shall mean each date, occurring no less than twelve (12) months after the Commercial Operation Date, that is the last day of each of June and December in each year.

“Services Agreement” shall mean the Services Agreement entered into on July 25, 2008 between Scorpion Serviços Offshore Ltda. and Petrobras, as amended on March 16, 2010 among Scorpion Serviços Offshore Ltda., the Operator (as assignee) and Petrobras, and as further amended on June 1, 2010 between the Operator and Petrobras.

“Share Pledge Agreement” shall mean the Equitable Mortgage entered into or to be entered into among the Sponsor, the Borrower and the Collateral Agent.

“Specified Conditions” shall mean each of the conditions specified in the following Sections: 3.2(a), 3.2(e) and 3.2(f).

“Specified Indebtedness” shall mean Indebtedness, other than the Indebtedness under the Financing Documents and the Subordinated Loans, which is (x) in the aggregate amount of at least ten million Dollars ($10,000,000) and owed by the Borrower or any Relevant Affiliate to any Person other than any Lender or Lender Affiliate, (y) in the aggregate amount of at least three million Dollars ($3,000,000) and owed by the Borrower or any Relevant Affiliate to any Lender or any Lender Affiliate or (z) in the aggregate amount of at least ten million Dollars ($10,000,000) and owed by the Sponsor to any Person.

“Sponsor” shall mean Constellation Overseas Ltd, a company limited by shares organized and existing under the laws of the British Virgin Islands.

“Standard & Poor’s” shall mean Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Subordinated Loans” shall mean any loans made by the Sponsor to the Borrower, which are subordinated to the claims of the Secured Parties and in which a first-priority security interest has been granted to the Collateral Agent for the benefit of the Secured Parties pursuant to the terms of the relevant Financing Documents.

“Subordination and Assignment of Debt Deed” shall mean the Deed of Priority and Subordination and Assignment of Debt entered into or to be entered into among the Sponsor, the Borrower and the Collateral Agent.

“Subsidiary” shall mean, for any Person, any corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of

Appendix A

the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Taking” shall mean any circumstance or event, or series of circumstances or events (including an Expropriation Event), in consequence of which the Drilling Unit or any material portion thereof shall be condemned, nationalized, seized, compulsorily acquired or otherwise expropriated by any Governmental Authority under power of eminent domain or otherwise.

“Taxes” shall have the meaning provided in Section 2.9(a).

“Total Commitment” shall mean the aggregate amount of the Commitments of all the Lenders.

“Transaction Documents” shall mean, collectively, the Project Documents and the Financing Documents.

“Transfer” shall have the meaning provided in Section 5.32.

“Undertaking Agreement” shall mean the Undertaking Agreement entered into or to be entered into among the Borrower, the Sponsor, Positive, the Operator, the Administrative Agent, the Offshore Accounts Bank and the Collateral Agent.

“Uniform Commercial Code” and “UCC” shall mean the Uniform Commercial Code as adopted in any applicable jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.

“Unutilized Commitment” shall mean, for each Lender, at any time, the Commitment of such Lender at such time less the aggregate outstanding principal amount of all Loans made by such Lender.

“Unutilized Contingency Amount” shall mean, at any time of determination, the sum of (i) the then unutilized amount of “contingency” indicated in the Capex Budget, such amount initially being $9,400,000 and (ii) the then unutilized amount of the guaranty obligations of the Sponsor as set forth in Section 2.1 of the Cost Overrun Guaranty, such amount initially being $71,875,000.

“Work” shall mean the work to be performed by the Construction Contractors under the Construction Contracts.

2. Rules of Interpretation. In each Financing Document, unless otherwise indicated:

(a) each reference to, and the definition of, any document (including any Financing Document) shall be deemed to refer to such document as it may be amended, supplemented, revised or modified from time to time in accordance with its terms and, to the extent applicable, the terms of the other Financing Documents;

Appendix A

(b) each reference to a Law or Governmental Approval shall be deemed to refer to such Law or Governmental Approval as the same may be amended, supplemented or otherwise modified from time to time;

(c) any reference to a Person in any capacity includes a reference to its permitted successors and assigns in such capacity and, in the case of any Governmental Authority, any Person succeeding to any of its functions and capacities;

(d) references to days shall refer to calendar days unless Business Days are specified; references to weeks, months or years shall be to calendar weeks, months or years, respectively;

(e) all references to a “Section,” “Appendix,” “Annex,” “Schedule” or “Exhibit” are to a Section of such Financing Document or to an Appendix, Annex, Schedule or Exhibit attached thereto;

(f) the table of contents and Section headings and other captions therein are for the purpose of reference only and do not affect the interpretation of such Financing Document;

(g) defined terms in the singular shall include the plural and vice versa, and the masculine, feminine or neuter gender shall include all genders;

(h) the words “hereof”, “herein” and “hereunder”, and words of similar import, when used in any Financing Document, shall refer to such Financing Document as a whole and not to any particular provision of such Financing Document;

(i) the words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation”;

(j) where the terms of any Financing Document require that the approval, opinion, consent or other input of any Secured Party be obtained, such requirement shall be deemed satisfied only where the requisite approval, opinion, consent or other input is given by or on behalf of such Secured Party in writing;

(k) where the terms of any Financing Document require or permit any action to be taken by any Secured Party, such action shall be taken strictly in accordance with the applicable provisions of such Financing Document; and

(l) any reference to a document shall be deemed to include all exhibits, annexes, appendices and schedules thereto.

APPENDIX B

to

Credit Agreement

PRINCIPAL PAYMENTS

Month	Installment	Month	Installment
1st
Repayment	7,42%	36	0,97%
Date
2	1,03%	37	0,97%
3	1,03%	38	0,96%
4	1,03%	39	0,96%
5	0,89%	40	0,96%
6	0,89%	41	0,99%
7	0,89%	42	0,99%
8	0,85%	43	0,99%
9	0,85%	44	1,01%
10	0,85%	45	1,01%
11	0,86%	46	1,01%
12	0,86%	47	1,02%
13	0,86%	48	1,02%
14	0,86%	49	1,02%
15	0,86%	50	1,03%
16	0,86%	51	1,03%
17	0,88%	52	1,03%
18	0,88%	53	1,04%
19	0,88%	54	1,04%
20	0,90%	55	1,04%
21	0,90%	56	1,07%
22	0,90%	57	1,07%
23	0,91%	58	1,07%
24	0,91%	59	1,08%
25	0,91%	60	1,08%
26	0,91%	61	1,08%
27	0,91%	62	1,08%
28	0,91%	63	1,08%
29	0,93%	64	1,08%
30	0,93%	65	1,10%
31	0,93%	66	1,10%
32	0,96%	67	1,10%
33	0,96%	68	1,12%
34	0,96%	69	1,12%
35	0,97%	70	26,35%

APPENDIX C

to

Credit Agreement

INSURANCE PROVISIONS

A. Construction Phase

1. Construction ‘All Risks’

Insured Parties:
The Borrower and other interested parties, including construction contractors, subcontractors, manufacturers, suppliers, consultants and engineers as their respective interests may appear

Insured Property :	The asset to be known as Alpha Star

Period of Insurance:	From the Effective Date and until delivery to buyers and attachment of the operational insurance. Including 12 months discovery period

Scope of cover:	‘All risks’ of physical loss or damage from any cause not otherwise excluded

Sum Insured:	The full Contract Price

Maximum Deductible:	According to market practice and in any case not greater than USD 200,000

Geographical limits:	Worldwide and limited as required provided the geographical limits are always sufficient to cover the construction and parts / property destined for the construction

B- I. Operational Phase (to be procured by Borrower)

1. Hull & Machinery/ Increased Value/War Risks

Principal Assured:	The Borrower and other interested parties

Others Assureds:	Petrobras

Each for their respective rights and interests

Insured Property:	The asset to be known as Alpha Star

Appendix C

Period of Insurance:	From final completion and operational acceptance at the yard until repayment in full of all money under this Agreement

Scope of Cover:	“All risks” of physical loss or damage, machinery damage and war risks, from any cause not otherwise excluded

Insured Property:	The asset to be known as Alpha Star

Sum Insured:	Market Value of the asset or 110% of the loan amount, whichever is the greater, subject always so that the Hull and Machinery sums insured is always greater than or equal to the outstanding Loans

Maximum Deductibles:	According to market practice and in any case not greater than USD 5,000,000

Geographical Limits:	Not less wide than: (a) worldwide subject to any mandatory limitations or (b) the geographical limits being sufficient to comply with the operating contract

2. Protection and Indemnity

Insured Parties:	The Borrower and other interested parties

Insured Property;	The asset to be known as Alpha Star

Period of Insurance:	As per the Property Damage Section 1 above

Scope of Cover:	Indemnity against the Insured Parties legal liability to third parties for death, bodily injury or damage to property arising out of the operation of the Facilities including pollution risks

Limit of Liability	Not less than USD 300,000,000, subject always to any mandatory sub limits imposed by the International Group of Protection and Indemnity Associations

B – II. Operation Phase (to be procured by Lenders)

Mortgagees’ Interest Insurance

Insured Parties:	The Lenders as Mortgagees

Insured Property:	The asset to be known as Alpha Star

Appendix C

Period of Insurance:	From final completion and operational acceptance at the yard until repayment in full of all money under this Agreement

Scope of Cover:	Indemnity for loss resulting from loss or damage to or liability arising out of the operation of the asset in the event of avoidance of liability under the policies in respect of Hull and Machinery / Increased Value / War Risks and/or Protection and Indemnity

Limit of Liability:	110% of the amount outstanding as per Credit Agreement

Appendix C

C. Lenders Interest Endorsements

1.	Assignment

“The Insurers will acknowledge that pursuant to (i) the Credit Agreement and (ii) other documents executed in connection therewith, the Borrower assigned absolutely to the Collateral Agent, all its rights, title and interest in and to the insurance and all benefits thereof including all claims of whatsoever nature thereunder.”

2.	Loss Payee Provisions

Construction Phase

(a)	In respect of the construction ‘all risks’ insurance, all claim payments are payable into the following Offshore Construction Account:

Citibank, N.A., 111 Wall Street, New York, New York 10043

Swift Code: CITIUS33

For Account of Citibank, N.A., London

Swift Code: CITIGB2L

Account Number: 11779907

Account Name: Alpha Star Equities Ltd. Offshore Construction Account

Reference: Alpha Star / Agency & Trust New York

Operational Phase

(a)	In respect of the hull & machinery/ increase value and war risks insurances during the operational phase, all claim payments are payable into the following Offshore Loss Proceeds and Compensation Account:

Citibank, N.A., 111 Wall Street, New York, New York 10043

Swift Code: CITIUS33

For Account of Citibank, N.A., London

Swift Code: CITIGB2L

Account Number: 11779931

Account Name: Alpha Star Equities LTD Offshore Loss Proceeds and

                           Compensation Account

Reference: Alpha Star / Agency & Trust New York

(b)	In respect of protection and indemnity insurance, all claim payments shall be paid directly to the claimant who has incurred the liability to which such claim relates or to the Collateral Agent for deposit into the following Offshore Proceeds Account to the extent of the amounts expended by the Borrower to discharge such liability:

Citibank, N.A., 111 Wall Street, New York, New York 10043

Swift Code: CITIUS33

For Account of Citibank, N.A., London

Swift Code: CITIGB2L

Account Number: 11779893

Account Name:     Alpha Star Equities LTD & Positive Investments C.V., Offshore Proceeds

                               Account

Reference: Alpha Star / Agency & Trust New York.

Appendix C

D. Broker’s Letter of Undertaking

[Date]

NAME AND ADDRESS OF BANK

Dear Sirs,

Vessel: Alpha Star Drilling Rig

Owners

We confirm that we have effected insurances for the account of the above Owners as set out in Appendix “A” attached.

Pursuant to instructions received from the Owners and/or their authorized Manager or Agents and in consideration of your approving us as the appointed Brokers in connection with the insurances covered by this letter, we hereby undertake:-

1) To hold the Insurance Slips or Contracts, the Policies when issued, and any renewals of such Policies or new Policies or any Policies substituted therefor with your consent and the benefit of the insurances thereunder to your order in accordance with the terms of the Loss Payable Clause set out in Appendix “B” attached; and

2) To arrange for the said Loss Payable Clause to be included on the policies when applicable; and

3) To have endorsed on each and every Policy as and when the same is issued a Notice of Assignment in the form of Appendix “C” hereto dated and signed by the Owners and acknowledged by Underwriters; and

4) To advise you promptly if we cease to be the Broker for the Owners or in the event of any material changes of which we are aware affecting the said insurance; and

5) Following a written application received from you not later than one month before expiry of these insurances to notify you within fourteen days of the receipt of such application in the event of our not having received notice of renewal instructions from the Owners and/or their authorised Managers or Agents, and in the event of our receiving instructions to renew to advise you promptly of the details thereof.

If and when we are responsible for the payment of premium to underwriters, our above undertakings are given subject to our lien on the policies for premium and subject to our right of cancellation on default in premium payment of such premiums but we undertake not to exercise such right of cancellation without giving you ten days notice in writing either by letter or electronically transmitted message and a reasonable opportunity for you to pay any premiums outstanding.

Notwithstanding the terms of the said Loss Payable Clause(s) and the said Notice of Assignment, unless and until we receive written notice from you to the contrary, we shall be empowered to arrange a collision and/or salvage guarantee to be given in the event of bail being required in order to prevent the arrest of the Vessel or to secure the release of the Vessel from arrest following a casualty. Where a guarantee has been given as aforesaid and the guarantor has paid any sum under the guarantee in respect of such claim, there shall be payable directly to the guarantor out of the proceeds of the said Insurance Policies a sum equal to sum so paid.

Appendix C

In the event the vessel(s) to which this applies is insured as part of a fleet policy it is further agreed that our lien is limited to the vessel governed by this letter and will not extend to any premium outstanding on any other vessels insured on the same fleet policy.

This Undertaking shall always be governed by and construed in accordance with English law and any disputes arising out of or in any connection with this undertaking shall be submitted to the exclusive jurisdiction of the English courts.

APPENDIX D

to

Credit Agreement

QUEIROZ GALVÃO FAMILY GROUP STRUCTURE CHART

As of the Effective Date

On and after March 31, 2011	Appendix D Page 2

Antônio Augusto de Queiroz Galvão (14,28%)
Carlos de Queiroz Galvão (14,28%)
Fernando de Queiroz Galvão (14,28%)
Marcos de Queiroz Galvão (14,28%)
Maria Dulce de Queiroz Galvão (14,28%)
Maurício José de Queiroz Galvão (14,28%)
Roberto de Queiroz Galvão (14,28%)
Ricardo de Queiroz Galvão (25%)
Suzana de Queiroz Galvão Gonçalves (25%)
Cristina de Queiroz Galvão Mariz (25%)
Carmem Lúcia Galvão de S. Leão (25%)
Paulo César Viana Galvão
100%
100%
100%
Timbaúba N. 491980 (BVI) 50,063%
Guararapes N. 491849 (BVI) 29,249%
Skycrest N. 493925 (BVI) 1,148%
CIPEF Constellation Coinvestment Fund. (DEL) 9,133%
CIPEFV Constellation Holding (DEL) 10,405%
Constellation Overseas
100%
Alpha Star Equities Ltd.
ALPHA STAR RIG

SCHEDULE 4.2

to

Credit Agreement

FINANCING-RELATED FILINGS, ETC.

Type of Authorization, Consent Approval, Notice or Filing	Governmental Authority or other Person

UCC-1 Financing Statement (Borrower)	Recorder of Deeds, Washington, DC

UCC-1 Financing Statement (Positive)	Recorder of Deeds, Washington, DC

Registration of particulars of General Security Agreement in a RMC-01 form	BVI Registrar of Corporate Affairs

Registration of particulars of Offshore Accounts Assignment in a RMC-01 form	BVI Registrar of Corporate Affairs

Registration of particulars of Offshore Proceeds Account Assignment in a RMC-01 form	BVI Registrar of Corporate Affairs

Registration of particulars of Subordination and Assignment of Debt Deed in a RMC-01 form	BVI Registrar of Corporate Affairs

Registration of particulars of the Share Pledge Agreement in a RMC-01 form	BVI Registrar of Corporate Affairs

Registration of particulars of Mortgage in a RMC-01 form	BVI Registrar of Corporate Affairs

Registration of particulars of Assignment of Insurances in a RMC-01 form	BVI Registrar of Corporate Affairs

SCHEDULE 4.3

to

Credit Agreement

CAPITALIZATION

Holder	Interest	Amount

Constellation Overseas Ltd.	Equity Interests	$50,000

SCHEDULE 4.6

to

Credit Agreement

GOVERNMENTAL APPROVALS

A.	GOVERNMENTAL APPROVALS REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING DATE

(a)	Brazil:

(i)	There are no Governmental Approvals applicable in Brazil prior to the Closing Date.

(b)	Panama:

(i)	Issuance of Provisional Navigation Patent and Radio License by the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(ii)	Preliminary registration of the title of ownership of the Drilling Unit in the name of the Borrower with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority; and

(iii)	Preliminary registration of the Mortgage with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority

B.	GOVERNMENTAL APPROVALS NOT REQUIRED TO BE OBTAINED PRIOR TO THE CLOSING DATE

(a)	Brazil:

(i)	Registration of Positive before CADEMP (Cadastro de Empresas da Área DECEC) of the Brazilian Central Bank (“Central Bank”);

(ii)	The registration of the financial terms and conditions of the Charter Agreement with the Central Bank electronic registry of financial transactions (Registro de Operações Financeiras - ROF) (“Central Bank Registration”);

(iii)	Filing under the Central Bank Registration of a schedule of payments (esquema de pagamentos) due under the Charter Agreement;

Schedule 4.6

(iv)	All approvals and registrations in connection with the REPETRO regime (Regime Aduaneiro Especial de Exportação e Importação de Bens Destinados às Atividades de Pesquisa e de Lavra das Jazidas de Petróleo e Gás Natural), including:

a.	Registration of the Import Declaration of the Drilling Unit on SISCOMEX (Declaração de Importação formulada no Sistema Integrado de Comércio Exterior (Siscomex));

b.	Registration with the Federal Tax Authority (habilitação pela Secretaria da Receita Federal -SRF);

c.	Concession of the temporary admission regime with respect to the Drilling Unit (Deferimento do Requerimento de Concessão do Regime (RCR) de Admissão Temporária);

(v)	Registration of the Drilling Unit with, and pertinent approvals and permits from, Brazilian naval and air authorities including, inter alia, helipad registration and certification by the Diretoria de Portos e Costas, the “AIT” (Atestado de Inscrição Temporária de Embarcação Estrangeira), and the Ordinance of Helipad Homologation issued by Agência Nacional de Aviação Civil (ANAC)

(b)	Panama:

(i)	Enrollment of the Drilling Unit in the name of the Borrower through the port of registry under the laws and flag of the Republic of Panama;

(ii)	Permanent registration of the title of ownership of the Drilling Unit in the name of the Borrower with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority;

(iii)	Permanent registration of the Mortgage with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority; and

(iv)	Issuance of the Tax Free Certificate by the Panamanian Shipping Bureau

EXHIBIT A

to

Credit Agreement

[FORM OF NOTICE OF BORROWING]

NOTICE OF BORROWING

[Date]1

Citibank, N.A.,

as Administrative Agent for the Lenders

party to the Credit Agreement referred to below

[Address]

Attention:

Ladies and Gentlemen:

The undersigned, Alpha Star Equities Ltd., refers to the Credit Agreement dated as of March 21, 2011 (as amended from time to time, the “Credit Agreement,” the terms defined therein being used herein as therein defined) among the undersigned, certain lenders party thereto (the “Lenders”), Citibank, N.A. as Collateral Agent and you as Administrative Agent, and hereby gives you notice, irrevocably, pursuant to Section 3.2(a) of the Credit Agreement, that the undersigned hereby requests a Borrowing of the Loans under the Credit Agreement, and in that connection sets forth below the information relating to such Borrowing (the “Proposed Borrowing”) as required by Section 3.2(a) of the Credit Agreement:

(i) The Business Day of the Proposed Borrowing is [—]

(ii) The aggregate principal amount of the Proposed Borrowing is $[—].

(iii) The proceeds of the Proposed Borrowing are to be deposited into the Offshore Construction Account.

This Notice of Borrowing covers the payment of Project Costs which have been paid, are due and payable, or, to the best of the Borrower’s knowledge and belief, will become due and payable during the thirty (30)-day period beginning on the Disbursement Date (the “Construction Period”).

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Borrowing both before and after giving effect to the application of the proceeds thereof:

(A) Each of the conditions precedent contained in [Section 3.1]2 and Section 3.2 of the Credit Agreement has been fully satisfied;

[1]	At least three (3) Business Days prior to the date of Proposed Borrowing.
[2]	Include in the Notice of Borrowing for the first Disbursement only.

Exhibit A

(B) the representations and warranties contained in Section 4 of the Credit Agreement are true and correct in all material respects as though made on and as of such date (or if expressly stated to have been made as of an earlier date, were true and correct as of such date); and

(C) no Default or Event of Default has occurred and is continuing, or would result from such Proposed Borrowing or from the application of the proceeds thereof.

The undersigned hereby further certifies as follows:

(A) Set forth on Schedule 1 attached hereto is the following information: (a) the name of each Person to whom any payment is to be made from the amounts described in paragraph 1 above, (b) an accurate description of the work performed or to be performed, services rendered or to be rendered, materials, equipment or supplies delivered or to be delivered, the Construction Milestones completed [or to be completed]3 or such other purpose for which each such payment was or is to be made, (c) the aggregate amount of each such payment, and (d) the proposed date of each such payment.

(B) Attached hereto as Attachment I are copies of all invoices and payment requests under the relevant Project Documents with respect to each item set forth on Schedule 1 [(unless otherwise stated therein)]4 and, in the case of any amount set forth on Schedule 1 payable to the Building Contractor, a true and complete copy of the applicable progress report and payment request submitted to the Borrower by the Building Contractor (other than, in each case, any such invoices, payment requests and progress reports reasonably expected to be received by the Borrower during the Construction Period).

(C) The Project Costs for which payment is requested under this Notice of Borrowing have not been the basis for any prior Notice of Borrowing by the Borrower[, except as noted in Schedule 2 hereto]5 . [No payment is requested under this Notice of Borrowing for a Construction Milestone not yet completed in accordance with the terms of the Building Contract.]6 Furthermore, the proceeds of all Borrowings as of the date hereof have been applied to pay Project Costs listed on the applicable Notice of

[3]	Include in the Notice of Borrowing for the final Disbursement only.
[4]	Insert if applicable.
[5]	Insert if applicable.
[6]	May be omitted from the Notice of Borrowing for the final Disbursement only.

Exhibit A

Borrowing with respect to which such amounts were drawn [or to the Project Costs listed in Schedule 2]7, and copies of invoices and payment requests under the relevant Project Documents have been provided with respect to all Project Costs paid with respect to the proceeds of Borrowings as of the date hereof.

Very truly yours, ALPHA STAR EQUITIES LTD.

By:
Name:
Title:

[7]	Insert if applicable.

SCHEDULE 1

to

Exhibit A

(Notice of Borrowing)

Name of Payee	Purpose	Amount of Payment	Date of Payment

ATTACHMENT I

to

Exhibit A

(Notice of Borrowing)

INVOICES AND CONTRACTOR’S PAYMENT APPLICATION

[To be attached.]

SCHEDULE 2

to

Exhibit A

(Notice of Borrowing)

Name of Payee	Purpose	Amount of Payment[1]	Date of Payment

[1]	Copies of invoices and payment requests to be attached.

EXHIBIT B-1

to

Credit Agreement

[FORM OF NOTE]

PROMISSORY NOTE

U.S. $[—]	New York, New York [Date]

ALPHA STAR EQUITIES LTD., a special purpose company organized and existing under the laws of the British Virgin Islands (the “Borrower”), FOR VALUE RECEIVED, hereby promises to pay to [—] or registered assigns (the “Lender”)1, for the account of its Applicable Lending Office (as defined in the Credit Agreement), in accordance with the Credit Agreement referred to below, the principal sum of [—], or so much thereof as shall constitute Loans (as defined in the Credit Agreement) which have been lent to the Borrower by, and remain outstanding to, the Lender pursuant to the Credit Agreement referred to below, in lawful money of the United States of America (in freely transferable U.S. dollars and in immediately available funds) on the dates and in the principal amounts provided in the Credit Agreement.

The Borrower promises also to pay interest on the unpaid principal amount hereof in like money from the date hereof until paid in full at the rate per annum which shall be determined in accordance with the provisions of the Credit Agreement, said interest to be payable at the times and at the place provided for in the Credit Agreement.

This Note is one of the Notes referred to in the Credit Agreement dated as of March 21, 2011 among the Borrower, the Lender, the other financial institutions party thereto as Lenders, Citibank, N.A., as Administrative Agent and Citibank, N.A., as Collateral Agent (as from time to time in effect, the “Credit Agreement”) and is entitled to the benefits thereof. This Note is secured by the Security Documents (as defined in the Credit Agreement). This Note is subject to repayment and prepayment, in whole or in part, as specified in the Credit Agreement.

[1]

For the Note to be issued to Banco Santander, S.A., the following is to be used instead: “FOR VALUE RECEIVED, hereby promises to pay to, not to the order of, [—] (the “Lender”)… .” In addition, the following sentence is to be included: “For the avoidance of doubt, by the reference to “not to the order of” above it is understood that this Note cannot be conveyed by means of an endorsement (endorso) as stipulated under the Ley Cambiaria of Spain, but may be transferred in accordance with the provisions of the Credit Agreement.”

Exhibit B

In case an Event of Default (as defined in the Credit Agreement) shall occur and be continuing, the principal of and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Credit Agreement.

The Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

THIS PROMISSORY NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF (OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

ALPHA STAR EQUITIES LTD.

By:
Name:
Title:

EXHIBIT C

to

Credit Agreement

[FORM OF INDEPENDENT ENGINEER’S CERTIFICATE]

INDEPENDENT ENGINEER’S CERTIFICATE

Date:

Re: Notice of Borrowing No.

To:	Citibank, N.A., as Administrative Agent for the Lenders
party to the Credit Agreement referred to below
[Address]

Re:	ALPHA STAR EQUITIES LTD.

[NAME OF INDEPENDENT ENGINEER], acting as the “Independent Engineer” under the Credit Agreement defined below, hereby submits this Certificate in connection with the proposed Disbursement of Loans pursuant to the Credit Agreement.

Except as otherwise defined herein, capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement, dated as of March 21, 2011, among Alpha Star Equities Ltd. (the “Borrower”), the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Citibank, N.A., as Collateral Agent (as in effect on the date hereof, the “Credit Agreement”).

The Independent Engineer has discussed all matters believed pertinent to this Certificate and the Independent Engineer Report (enclosed hereto) with the Borrower, the Construction Contractors and/or any other third party as the Independent Engineer has deemed appropriate, and has made such inspections, site visits, reviews, examinations and investigations as the Independent Engineer believed were reasonably necessary to establish the accuracy of this Certificate and the Independent Engineer Report. On the basis of the foregoing and on the understanding and belief that the Independent Engineer has been provided with true, correct and complete information from such other parties as to the matters covered by this Certificate and the Independent Engineer Report, the Independent Engineer hereby certifies, in its professional opinion, as of the date hereof, that:

1. The individual executing this Certificate is a duly authorized representative of the Independent Engineer, authorized to execute and deliver this Certificate on behalf of the Independent Engineer.

Exhibit C

2. The Independent Engineer has performed its review of the Notice of Borrowing referenced above (the “Notice of Borrowing”) in a professional manner using sound project management and supervisory principles and procedures and in accordance with the standards of care practiced by leading consulting engineers in performing similar tasks on like projects. The Independent Engineer represents that it has the required skills and capacity to perform its services in the foregoing manner.

3. The Independent Engineer has received all information it has requested relating to the Building Contract and any other Transaction Document and has no reason to believe that any of the information is untrue, incorrect or incomplete.

4. With respect to the Notice of Borrowing, the Independent Engineer has no reason to believe, except as may be noted below, that any statement made by the Borrower in the Notice of Borrowing is not true.

5. The Drilling Unit is being built in all material respects in accordance with the Plans and Specifications, the quality of the Work completed to date is in accordance with the Construction Contracts, and the Independent Engineer has no reason to believe that the Drilling Unit is being built in violation in any material respect of any applicable laws, regulations, or Governmental Approvals in effect at the time of performance of the relevant Work, subject to the following:

6. With respect to the amount requested in the Notice of Borrowing pertaining to any element of the Work performed and/or any Construction Milestone achieved under the Construction Contracts, (a) the applicable Construction Contractor has already been paid such amount, or is entitled to receive such amount as of the date hereof, pursuant to the terms of the applicable Construction Contract, (b) each such element has been completed and/or such Construction Milestone has been achieved and (c) except as noted below, all such Work and each such Construction Milestone have been satisfactorily completed in all material respects.

Element Not Completed	Value

7. The expenditures contemplated by the Notice of Borrowing set forth below are [or, in the case of the Disbursements to be made on the First Disbursement Date, were] contemplated by the line item of the Capex Budget specified below opposite each such expenditure. Such payments, when added to other such payments previously authorized, represent the percentage specified below of the aggregate amount of such payments provided for in the Capex Budget.

Exhibit C

Expenditure	Line Item	Percentage

%

%

8. It is the professional opinion of the undersigned that the Delivery Date will occur on or prior to             ,          and that the Commercial Operation Date will occur on or prior to             ,         .

9. The Independent Engineer has no reason to believe that any Construction Contractor has failed to perform on a timely basis any material obligation under the relevant Construction Contract as of the date hereof, except as may be noted below. The Independent Engineer has no reason to believe, except as may be noted below, that there has occurred an event or there exists a default on the part of the Borrower or any Construction Contractor under the relevant Construction Contract which would permit any party to terminate such Construction Contract or to suspend such party’s performance thereunder.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the date first above written.

[NAME OF INDEPENDENT ENGINEER]

By:
Name:
Title:

Enclosed: Independent Engineer Report

EXHIBIT D-1

to

Credit Agreement

[FORM OF BORROWER COMPLETION CERTIFICATE]

ALPHA STAR EQUITIES LTD.

[INSERT PROJECT COMPLETION DATE]

BORROWER COMPLETION CERTIFICATE

Citibank, N.A.,

as Administrative Agent for the Lenders

party to the Credit Agreement referred to below

[Address]

This Certificate is being delivered by the undersigned, ALPHA STAR EQUITIES LTD., a special purpose company duly organized and existing under the laws of the British Virgin Islands (the “Borrower”) in connection with the Credit Agreement dated as of March 21, 2011 (as amended, supplemented or modified and in effect from time to time, the “Credit Agreement”) among the Borrower, the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent, and Citibank, N.A., as Collateral Agent.

Each capitalized term used herein and not otherwise defined has the meaning assigned thereto in the Credit Agreement.

After due inquiry and to induce the Secured Parties to rely hereon and to take action in reliance hereon, I do hereby certify that I am an Authorized Officer of the Borrower, and in such capacity do hereby further certify that:

(a)	Attached hereto as Exhibit A are certified copies of the insurance policies required by Section 5.9 of the Credit Agreement, or certificates of insurance with respect thereto together with evidence of the payment of all premiums therefor and a certificate of the Insurance Advisor, certifying that insurance complying with Section 5.9 of the Credit Agreement, covering the risks referred to therein, has been obtained and is in full force and effect.

(b)	All Necessary Governmental Approvals, which under applicable Law were required to be obtained prior to the Project Completion Date (if any), have been duly obtained and are in full force and effect and free from conditions or requirements the compliance with which could reasonably be expected to have a Material Adverse Effect or which the Borrower does not reasonably expect to be able to satisfy. Attached hereto as Exhibit B are certified copies of such Necessary Governmental Approvals (if any).

Exhibit D-1

(c)	Attached hereto as Exhibit C are certified copies of the all documents that were required to be delivered by the Building Contractor under Section 3 of Article VII of the Building Contract.

(d)	The Work has been completed in all material respects in accordance with the Construction Contracts and in compliance in all material respects with all applicable Laws and Governmental Approvals, and all ancillary construction, upgrades and improvements necessary for the operation of the Project as contemplated by the Transaction Documents have been completed.

(e)	The Commercial Operation Date has occurred and, upon delivery of this Certificate to the Administrative Agent, all other conditions set forth in Sections 3.3(a) through (f) of the Credit Agreement have been satisfied.

(f)	The representations and warranties made by the Borrower in Section 4 of the Credit Agreement and the representations and warranties made by the Borrower in each of the other Financing Documents to which it is a party are true and correct in all material respects on and as of the date hereof with the same force and effect as if made on and as of the date hereof (or, if stated to have been made solely as of an earlier date, were true and correct as of such date).

(g)	No Default or Event of Default has occurred and is continuing on the date hereof.

(h)	(i) The Drilling Unit has been duly enrolled in the name of the Borrower through the [Port of Registry] under the laws and the flag of the Republic of Panama, (ii) the title of ownership of the Drilling Unit has been duly registered on the permanent basis in the name of the Borrower with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (iii) the Mortgage has been registered on the permanent basis with the Directorate General of Public Registry of Titles and Encumbrances of Vessels of the Panama Maritime Authority, (iv) the Tax Free Certificate has been issued by the Panamanian Shipping Bureau and (v) the Drilling Unit has been classified by the American Bureau of Shipping with the classification specified in Section 2 of Article I of the Building Contract, and such registration and classification remain unconditional and in full force and effect, free of any material recommendations (in the case of the classification) and any qualifications.

IN WITNESS WHEREOF, the undersigned has executed this certificate this [—] day of [—].

ALPHA STAR EQUITIES LTD.

By:
Name:
Title:

EXHIBIT D-2

to

Credit Agreement

[FORM OF INDEPENDENT ENGINEER COMPLETION CERTIFICATE]

INDEPENDENT ENGINEER COMPLETION CERTIFICATE

[INSERT PROJECT COMPLETION DATE]

To:	Citibank, N.A.,

as Administrative Agent for the Lenders

party to the Credit Agreement referred to below

[Address]

Re:	ALPHA STAR DRILLING RIG PROJECT

[NAME OF INDEPENDENT ENGINEER], acting as the “Independent Engineer” under the Credit Agreement defined below, hereby submits this Certificate in connection with the Project Completion Date, as defined in the Credit Agreement.

Except as otherwise defined herein, capitalized terms used herein shall have the meanings assigned to such terms in the Credit Agreement, dated as of March 21, 2011, among ALPHA STAR EQUITIES LTD. (the “Borrower”), the Lenders from time to time party thereto, Citibank, N.A., as Administrative Agent and Citibank, N.A., as Collateral Agent (as in effect on the date hereof, the “Credit Agreement”).

The Independent Engineer has discussed all matters believed pertinent to this Certificate with the Borrower, the Construction Contractors and/or any other third party as the Independent Engineer has deemed appropriate, and has made such inspections, site visits, reviews, examinations and investigations as the Independent Engineer believed were reasonably necessary to establish the accuracy of this Certificate. On the basis of the foregoing and on the understanding and belief that the Independent Engineer has been provided true, correct and complete information from such other parties as to the matters covered by this Certificate, the Independent Engineer hereby certifies, in its professional opinion, as of the date hereof, that:

1. The individual executing this Certificate is a duly authorized representative of the Independent Engineer, authorized to execute and deliver this Certificate on behalf of the Independent Engineer.

2. The Independent Engineer has performed its review of the Borrower Completion Certificate in a professional manner using sound project management and supervisory principles and procedures and in accordance with the standards of care practiced by leading consulting engineers in performing similar tasks on like projects. The Independent Engineer represents that it has the required skills and capacity to perform its services in the foregoing manner.

Exhibit D-2

3. With respect to the Borrower Completion Certificate, the Independent Engineer has no reason to believe that any statement made by the Borrower is not true in any material respect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the date first above written.

[NAME OF INDEPENDENT ENGINEER]

By:
Name:
Title:

EXHIBIT E

to

Credit Agreement

[FORM OF CONSENT AGREEMENT]

ACKNOWLEDGMENT AND CONSENT AGREEMENT

                     (the “Contracting Party”) hereby acknowledges the General Security Agreement, dated as of                      (as from time to time amended, supplemented or modified, the “Security Agreement”), among                              (the “Assignor”),                      and                             , as [Collateral Agent (in such capacity, the “Collateral Agent”)], for the benefit of various financial institutions providing financing to [the Assignor] [Alpha Star Equities Ltd.] (collectively, the “Secured Parties”), and hereby agrees as follows:

1. The Contracting Party hereby acknowledges and consents to the pledge and assignment of all right, title and interest of the Assignor in, to and under (but not its obligations, liabilities or duties with respect to) the                      Agreement, dated                             , between the Contracting Party and the Assignor (as amended by [describe all existing amendments], the “Assigned Agreement”) by the Assignor to the [Collateral Agent] pursuant to the Security Agreement.

2. The Contracting Party represents and warrants as follows:

(a) Each of this agreement (this “Consent”) and the Assigned Agreement has been duly authorized, executed and delivered by the Contracting Party, is in full force and effect and is a legal, valid and binding obligation of the Contracting Party enforceable against the Contracting Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, debt adjustment, moratorium or other similar laws affecting creditors’ rights generally. [Except as described in paragraph 1 above,] there are no amendments, modifications or supplements (whether by waiver, consent or otherwise) to the Assigned Agreement, either oral or written.

(b) The Assignor has complied with all conditions precedent required to be complied with by or on behalf of the Assignor on or prior to the date hereof pursuant to the Assigned Agreement.

(c) The Contracting Party is a [corporation] duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Contracting Party has the corporate power to carry on its business as currently being conducted and as proposed to be conducted by it. The Contracting Party has the corporate power and authority to execute and deliver this Consent and the Assigned Agreement and to perform its obligations under each thereof.

Exhibit E

(d) The execution and delivery of this Consent and the Assigned Agreement by the Contracting Party did not, and the fulfillment and compliance with the respective provisions hereof and thereof by the Contracting Party do not and will not, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien, security interest, charge or encumbrance upon any of the properties or assets of the Contracting Party pursuant to the provisions of, or result in any violation of, the articles or by-laws of the Contracting Party, or any applicable law, statute, rule or regulation, or any agreement, instrument, order, judgment or decree, to which the Contracting Party is subject.

(e) No consent or approval of, or other action by or any notice to or filing with, any court or administrative or governmental body (except those previously obtained) was required in connection with the execution and delivery of the Assigned Agreement, or is required in connection with the execution and delivery of this Consent or the performance by the Contracting Party of its obligations hereunder or thereunder. The Contracting Party has obtained all permits, licenses, approvals, consents and exemptions with respect to the performance of its obligations under this Consent and the Assigned Agreement required by applicable laws, statutes, rules and regulations in effect as of the date hereof.

(f) There are no proceedings pending or, to the best of the Contracting Party’s knowledge, threatened against or affecting the Contracting Party in any court or by or before any governmental authority, arbitration board or tribunal that may result in a material adverse effect upon the property, business, prospects, profits or condition (financial or otherwise) of the Contracting Party, or the ability of the Contracting Party to perform its obligations under this Consent and the Assigned Agreement, and the Contracting Party is not in default with respect to any order of any court, governmental authority, arbitration board or tribunal.

(g) The Contracting Party affirms that it has no notice of any assignment relative to the right, title and interest of the Assignor in, to and under the Assigned Agreement other than the pledge and assignment referred to in paragraph 1.

(h) After giving effect to the pledge and assignment referred to in paragraph 1, and after giving effect to the consent to such pledge and assignment by the Contracting Party, there exists no event or condition (a “Termination Event”) that would, either immediately or with the passage of time or giving of notice, or both, entitle either the Contracting Party or the Assignor to terminate or suspend its obligations under the Assigned Agreement and there are no claims or rights of set-off pending by any party to the Assigned Agreement. All amounts due under the Assigned Agreement as of the date hereof have been paid in full.

3. (a) From and after the date hereof and unless and until the Contracting Party shall have received written notice from the [Collateral Agent] that the lien of the Security

Exhibit E

Agreement has been released in full, the [Collateral Agent] shall have the right, but not the obligation, to pay all sums due under the Assigned Agreement by the Assignor and to perform any other act, duty or obligation required of the Assignor thereunder at any time; provided, that no such payment or performance shall be construed as an assumption by the [Collateral Agent] or any Secured Party of any covenants, agreements or obligations of the Assignor under or in respect of the Assigned Agreement.

(b) The Contracting Party agrees that it will not terminate or suspend its obligations under the Assigned Agreement without first giving the [Collateral Agent] notice and opportunity to cure as provided below.

(c) If a Termination Event shall occur, and the Contracting Party shall desire to terminate or suspend its obligations under the Assigned Agreement, the Contracting Party first shall give written notice to the [Collateral Agent] of such Termination Event. If the [Collateral Agent] elects to exercise its right to cure as herein provided, it shall, within [sixty (60)] days after the receipt by it of the notice from the Contracting Party referred to in the preceding sentence, deliver to the Contracting Party a written notice stating that it has elected to exercise such right to cure, together with a written statement of the [Collateral Agent] that it will promptly commence to cure the Termination Event(s) described in the Contracting Party’s notice, and that it will, during the cure period, diligently attempt in good faith to complete the curing of such Termination Event(s).

(d) The [Collateral Agent] shall have a period of [one hundred and twenty] ([120]) days after the delivery of the notice by the [Collateral Agent] referred to in paragraph 3(c) in which to cure the Termination Event(s) specified in such notice. In the event that any such Termination Event (except monetary defaults) shall be incurable by the [Collateral Agent] within such [one hundred and twenty] ([120])-day period, the Contracting Party shall not exercise any remedies under the Assigned Agreement if the [Collateral Agent] shall, within such [one hundred and twenty] ([120])-day period, initiate action to cure such Termination Event and diligently attempt to complete the curing thereof. Any curing of or attempt to cure any Termination Event shall not be construed as an assumption by the [Collateral Agent] or the other Secured Parties of any covenants, agreements or obligations of the Assignor under or in respect of the Assigned Agreement.

(e) If, before the [Collateral Agent] shall have cured any Termination Event pursuant to paragraph 3(d), the Assignor shall have cured such Termination Event, the Contracting Party promptly shall provide the [Collateral Agent] with notice of such cure and the discontinuance of such Termination Event.

(f) Without limiting the generality of the foregoing provisions, the Contracting Party agrees not to terminate the Assigned Agreement solely by reason of the commencement or pendency of bankruptcy, insolvency, reorganization or similar proceedings in respect of the Assignor.

4. (a) Notwithstanding any provision in the Assigned Agreement to the contrary, in the event that the Assigned Agreement is rejected or otherwise terminated in connection with any bankruptcy, insolvency, reorganization or similar proceedings in respect of

Exhibit E

the Assignor, at the [Collateral Agent]’s request, the Contracting Party will enter into a new agreement with the [Collateral Agent] or with the [Collateral Agent]’s nominee, for the remainder of the originally scheduled term of the Assigned Agreement, effective as of the date of such rejection or termination, with the same covenants, agreements, terms, provisions and limitations as are contained in the Assigned Agreement.

(b) If the [Collateral Agent] or its nominee is prohibited by any process or injunction issued by any court having jurisdiction of any bankruptcy or insolvency proceeding involving the Assignor from continuing the Assigned Agreement in place of the Assignor or from otherwise exercising any of its rights or remedies hereunder or under the Security Agreement in respect of the Assigned Agreement, then the times specified herein for the exercise by the [Collateral Agent] of any right or benefit granted to it hereunder (including without limitation the time period for the exercise of any cure rights granted hereunder) shall be extended for the period of such prohibition; provided, that the [Collateral Agent] is diligently pursuing such rights or remedies (to the extent permitted) in such bankruptcy or insolvency proceeding or otherwise.

5. The Contracting Party acknowledges that upon an event of default by the Assignor under the Security Agreement, the [Collateral Agent] may (but shall not be obligated to) assume, or cause any purchaser at any foreclosure sale or any assignee or transferee under any instrument of assignment or transfer in lieu of foreclosure to assume, all of the interests, rights and obligations of the Assignor thereafter arising under the Assigned Agreement. If the interest of the Assignor in the Assigned Agreement shall be assumed, sold or transferred as hereinbefore provided, the assuming party shall agree in writing to be bound by and to assume the terms and conditions of the Assigned Agreement and any and all obligations to the Contracting Party arising or accruing thereunder from and after the date of such assumption, and the Contracting Party shall continue to perform its obligations under the Assigned Agreement in favor of the assuming party as if such party had thereafter been named as the Assignor under the Assigned Agreement; provided that if the [Collateral Agent] (or any entity acting on behalf of the [Collateral Agent] or any of the other Secured Parties) assumes the Assigned Agreement as provided above, it shall not be personally liable for the performance of the obligations thereunder except to the extent of all of its right, title and interest in and to the Project (as defined in the Assigned Agreement). Notwithstanding any such assumption or disposition by the [Collateral Agent], a purchaser, an assignee or a transferee, the Assignor shall not be released or discharged from and shall remain liable for any and all of its obligations to the Contracting Party arising or accruing under the Assigned Agreement prior to such assumption.

6. The Contracting Party shall make all payments due to the Assignor under the Assigned Agreement to             , as Offshore Accounts Bank, to Account No.                     , ABA No.             . All parties hereto agree that each payment by the Contracting Party to the Offshore Accounts Bank of amounts due to the Assignor from the Contracting Party under the Assigned Agreement shall satisfy the Contracting Party’s corresponding payment obligation under the Assigned Agreement.

7. No amendment or modification of, or waiver by or consent of the Assignor in respect of, any provision of the Assigned Agreement shall be effective unless the same shall be in writing and the [Collateral Agent] shall have given its prior written consent thereto.

Exhibit E

[OTHER PROVISIONS SPECIFIC TO CONTRACT]

8. Notice to any party hereto shall be in writing and shall be deemed to be delivered on the earlier of: (a) the date of personal delivery, (b) if deposited in a United States Postal Service depository, postage prepaid, registered or certified mail, return receipt requested, or sent by express courier, in each case addressed to such party at the address indicated below (or at such other address as such party may have theretofore specified by written notice delivered in accordance herewith), upon delivery or refusal to accept delivery, or (c) if transmitted by facsimile, the date when sent and facsimile confirmation is received; provided that any facsimile communication shall be followed promptly by a hard copy original thereof by express courier:

The [Collateral Agent]:

The Assignor:

The Contracting Party:

9. This Consent shall be binding upon and shall inure to the benefit of the successors and assigns of the Contracting Party, and shall inure to the benefit of the [Collateral Agent], the Secured Parties and their respective successors, transferees and assigns.

10. This Consent may be executed in one or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

11. THIS CONSENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF NEW YORK WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICT OF LAWS.

Exhibit E

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Consent as of the              day of     ,         .

[Contracting Party]

By:
Name:
Title:

Citibank, N.A., as Collateral Agent

By:
Name:
Title:

Acknowledged and Agreed:

[Assignor]

By:
Name:
Title:

EXHIBIT F

to

Credit Agreement

[FORM OF ASSIGNMENT AND ACCEPTANCE]

ASSIGNMENT AND ACCEPTANCE

[Date]

Reference is made to the Credit Agreement described in Item 2 of Annex I annexed hereto (as such credit agreement may hereafter be amended, supplemented or otherwise modified from time to time, the “Credit Agreement”). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as therein defined.

[Name of Assignor] (the “Assignor”) and [Name of Assignee] (the “Assignee”) hereby agree as follows:

1. The Assignor hereby sells and assigns to the Assignee without recourse and without representation or warranty (other than as expressly provided herein), and the Assignee hereby purchases and assumes from the Assignor, a portion of the Assignor’s rights and obligations under the Credit Agreement as of the Settlement Date (as hereinafter defined) as specified in Item 6 of Annex I hereto (the “Assigned Share”) including, without limitation, all rights and obligations with respect to the Assigned Share of the outstanding Loans. After giving effect to such sale and assignment, the amount of the outstanding Loans owing to the Assignee will be as set forth in Item 6 of Annex I hereto.

2. The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the other Financing Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or the other Financing Documents or any other instrument or document furnished pursuant thereto; and (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition or prospects of the Borrower or the performance or observance by the Borrower of any of its obligations under the Credit Agreement or the other Financing Documents or any other instrument or document furnished pursuant thereto.

3. The Assignee (i) confirms that it has received a copy of the Credit Agreement and the other Financing Documents, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) appoints and authorizes the Agents

Exhibit F

to take such action each as an agent on its behalf and to exercise such powers under the Credit Agreement and the other Financing Documents as are delegated to the Agents by the terms thereof, together with such powers as are reasonably incidental thereto; and (iv) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Lender.

4. Following the execution of this Assignment and Acceptance by the Assignor and the Assignee, an executed original hereof will be delivered to the Administrative Agent and the Borrower. The effective date of this Assignment and Acceptance shall be [Date] (the “Settlement Date”).

5. Upon the delivery of a fully executed original hereof to the Administrative Agent, as of the Settlement Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the other Financing Documents and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement and the other Financing Documents.

6. On the Settlement Date, [(a) the Assignor agrees to pay to the Assignee the fee specified in Item 3 of Annex I hereto, and (b)] the Assignee shall pay to the Assignor an amount specified by the Assignor in writing which represents the Assigned Share of the principal amount of the Loans made pursuant to the Credit Agreement which are outstanding on the Settlement Date, and which are being assigned hereunder. The Assignor and the Assignee shall make all appropriate adjustments in payments under the Credit Agreement for periods prior to the Settlement Date directly between themselves on the Settlement Date. It is agreed that the Assignee shall be entitled to all interest on the Assigned Share of the outstanding Loans at the rates specified in the Credit Agreement which accrues from and after the Settlement Date, such interest to be paid by the Administrative Agent directly to the Assignee. It is further agreed that all payments of principal made on the Assigned Share of the outstanding Loans which occur from and after the Settlement Date will be paid directly by the Administrative Agent to the Assignee.

7. THIS ASSIGNMENT AND ACCEPTANCE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

8. The addresses of the Assignee for notice and payment purposes are set forth in Items 4 and 5, respectively, of Annex I hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their duly authorized officers, as of the date first above written.

Exhibit F

[NAME OF ASSIGNOR]

By:
Name:
Title:

By:
Name:
Title:

[NAME OF ASSIGNEE]

By:
Name:
Title:

By:
Name:
Title:

The undersigned, as Administrative Agent, hereby consents to this Assignment and Acceptance:

CITIBANK, N.A., as Administrative Agent

By:
Name:
Title:

ANNEX I

to

Exhibit F

ANNEX I

TO

ASSIGNMENT AND ACCEPTANCE

1. Borrower: ALPHA STAR EQUITIES LTD.

2. Name and date of Credit Agreement and other documents or agreements evidencing or securing the Obligations: (1) the Credit Agreement, dated as of March 21, 2011, among ALPHA STAR EQUITIES LTD., a special purpose company organized and existing under the laws of the British Virgin Islands, as the Borrower, the financial institutions from time to time party thereto as Lenders, Citibank, N.A., as Administrative Agent and Citibank, N.A., as Collateral Agent; and (2) the Security Documents described in the Credit Agreement.

[3. Fee payable to Assignee: $—]

4. Notice Address (for Assignee):

5. Assignee’s Payment Instructions:

6. Assigned Share (as of Settlement Date):

(a)	Aggregate principal amount of outstanding Loans: $[—] ([—]%)

(b)	Commitment: $[—] ([—]%)

ANNEX I

to

Credit Agreement

COMMITMENTS

Lenders	Commitment
ABN AMRO Bank N.V.	45,000,000.00
Banco Bradesco S.A. – New York Branch	45,000,000.00
Banco do Brasil S.A., acting through its New York Branch	45,000,000.00
Banco Itaú BBA S.A. – Nassau Branch	45,000,000.00
Banco Santander, S.A.	65,500,000.00
BNP Paribas	21,000,000.00
Citibank, N.A.	65,500,000.00
Crédit Industriel et Commercial	33,000,000.00
DnB NOR Bank ASA, New York Branch	33,000,000.00
HSBC Bank USA, National Association	33,000,000.00
Intesa Sanpaolo S.p.A. New York Branch	45,000,000.00
Mizuho Corporate Bank, Ltd.	45,000,000.00
NIBC Bank N.V.	21,000,000.00
The Bank of Nova Scotia	33,000,000.00

TOTAL	575,000,000.00

ANNEX II

to

Credit Agreement

APPLICABLE LENDING OFFICES

1. ABN AMRO Bank N,V,

Loan Lending Office:

ABN AMRO Bank N.V.
Coolsingel 93 / GL1640
3012 AE Rotterdam
The Netherlands
Attn: Sena Dora / Reinout Aberson / Sandra Stoop
Telephone: +31 10 401 0715 / +31 10 401 0777 / +31 10 401 0278
Facsimile: +31 10 401 6433

E-mail address:	Sena.dora@nl.abnamro.com / Reinout.aberson@nl.abnamro.com /
Sandra.stoop@nl.abnamro.com

Fed Wire Instructions:

Bank: The Royal Bank of Scotland N.V., New York
BIC/SWIFT/Sort Code: ABNA US 33
DDA Account Number: 026 009 580
DDA Account Name: ABN AMRO Bank N.V., Rotterdam
BIC/SWIFT/Sort Code: FTSB NL 2R
Reference Information: F/F/C – Alpha Star - #24.20.49.206

2. Banco Bradesco S.A. – New York Branch

Loan Lending Office:

Banco Bradesco S.A. – New York Branch
450 Park Avenue -32nd and 33rd floors
New York, N.Y. 10022
United States of America

Attn:	Roberto Medeiros Paula / André Felipe Soares
Fernandes

Telephone: + 1 (212) 688-9855 / 751-8397 / 759- 9128
Facsimile: + 1 (212) 754-4032

E-mail address: 4945.roberto@bradesco.com.br /4945.andre@bradesco.com.br with a copy to:

Banco Bradesco S.A.
Av Paulista, 1450 – 2ª sobreloja – CEP 01310-100
Brazil
Attn: Maísa de Oliveira / Mauro Lopes

ANNEX II

to

Credit Agreement

Telephone: + 55 11 2178- 5196 / 5195
Facsimile: + 55 11 2178-5225

E-mail address:	4900.maisamo@bradesco.com.br / 4900.mlopes@bradesco.com.br

Fed Wire Instructions:

Bank: Banco Bradesco S.A. – New York Branch
Address: New York, NY, USA
ABA #: 0260-04860
Credit to: Federal Reserve Bank – NY – NY
Attn: Money Market Dpt
SWIFT Code: BBDEUS33
Reference Information: Alpha Star BVI 2011

3. Banco do Brasil NY Branch

Loan Lending Office:

Banco do Brasil NY Branch c/o Banco do Brasil Orlando Servicing Center
(Loans Department)
8325 South Park Circle Suite 140
Orlando, FL 32819
United States of America
Attn: Izabella Falconi / Luciana Rezende
Telephone: + 1 ((407) 608- 1710
Facsimile: + 1 (407) 608 -1852
E-mail address: borlando.loans@bb.com.br

Fed Wire Instructions:

Bank: Banco do Brasil NY Branch
Account No.: 174200100002
ABA #: 026003557
Account Name: Clearing Loans IBF
SWIFT Code: BRASUS33
Reference Information: Alpha Star Equities Ltd.

ANNEX II

to

Credit Agreement

4. Banco Itaú BBA S.A. – Nassau Branch

Loan Lending Office:

Banco Itaú BBA S.A. – Nassau Branch
Avenida das Nações Unidas 7815 – 9 andar, CEP 05425-905
São Paulo, SP, Brazil
Attn: Marivaldo Pires de Carvalho
Telephone: +(55 11) 3035-6011
Facsimile: +(5511) 3524-9780
E-mail address: IBBA-controledeoperacoesestruturadasinternacionais@itaubba.com.br

and

Mundostar/S.A.
Plaza Independencia, 831 oficina 707 c.p. 11100 Montevideo -Uruguay
Attn: Sergio Alves da Silva
Telephone: +(598) 29012841
Facsimile: +(598) 29013296
E-mail address: procoperacoesinternacionaissindicalizadas@mundostar.com.uy

Fed Wire Instructions:

Bank: Standard Chartered Bank
Account No.: 3544- 030213-001
AGA #: 026002561
SWIFT Code: SCBLUS33

5. Banco Santander, S.A.

Loan Lending Office:

Ciudad Grupo Santander
Edificio Encinar (Planta Baja)
28660 Boadilla del Monte – Madrid
Spain
Attn : Luis Casero Ynfiesta / Jaime Ridaura Gallego
Telephone: +34 91 289 96 46 / 34 91 289 34 76
Facsimile: +34 91 257 16 17 / 34 91 257 16 17

E-mail:	luiscasero@gruposantander.com /
jridaura@gruposantander.com

ANNEX II

to

Credit Agreement

Fed Wire Instructions:

Bank: Citibank N.A. – New York
SWIFT/Sort Code: CITIUS33
Account Name/Location: Banco Santander - Madrid
SWIFT Code: BSCHESMM
Account No.: 10936195

Reference Information:	Syndicated Loan in favour of Alpha Star Equities Ltd.
dated as of March 21, 2011

6. BNP Paribas

Loan Lending Office:

Back office des Crédits internationaux
BNP PARIBAS CFI -CIB -BOCI
Crédits Financiers
150, rue du Fbg Poissonnière
75450 PARIS CEDEX 09
France
Attn: Delphine BRUNEAU / Carine CARADEC
Telephone: +33 1 57 43 72 44 / 33 1 57 43 71 24
Facsimile: +33 1 40 14 74 25
E-mail address: delphine.bruneau@bnpparibas.com / carine.caradec@bnpparibas.com

Fed Wire Instructions:

Bank: BNP PARIBAS – NEW YORK Branch
SWIFT Code: BNPAUS3NXXX
Account Name: BNP PARIBAS – PARIS
Account No.: 0200 194 093 00136
CHIPS ABA: 026 007 689
SWIFT Code: BNPAFRPPCFI
Attention: BOCI – CFI “2” – Alpha Star

7. Citibank, N.A.

Loan Lending Office:

Citibank, N.A.
399 Park Avenue
New York, NY 10043
United States of America

ANNEX II

to

Credit Agreement

Attn: Paulo Stavale / Luci Nobre
Telephone: +(55 11) 3232 8335 / (55 11) 3232 7584
Facsimile: +(55 11) 2122 2039
E-mail: paulo.stavale@citi.com / luci.nobre@citi.com

Fed Wire Instructions:

Bank: Citibank NA

BIC/SWIFT/Sort Code:	ABA # 021000089 / UID# CITIUS33 / CHIPS 0008
DDA Account Number:	36050739

DDA Account Name:	Citibank NA HOGL
Reference Information:	Alpha Star

Attention: Paulo Stavale / Luci Nobre

8. Crédit Industriel et Commercial

Loan Lending Office:

Crédit Industriel et Commercial
520 Madison Avenue
37th Floor
New York, NY 10022
United States of America

Attn:	Alex Aupoix, Vice President Asset Finance /
Adrienne Molloy, Vice President Asset Finance

Telephone: +1 212-715- 4410 / 212-715-4605
Facsimile: +1 212-715-4535 / 212-715-4535
E-mail address: aaupoix@cicny.com / amolloy@cicny.com

Fed Wire Instructions:

Bank: Deutsche Bank Trust Company Americas, New York
SWIFT No.: BKTRUS33
Beneficiary: Crédit Industriel et Commercial
ABA #: 021001033

Account No.:	04201520
SWIFT Code:	CMCIUS33

Reference: Alpha Star QG

ANNEX II

to

Credit Agreement

9. DnB NOR Bank ASA, New York Branch
Loan Lending Office: DnB NOR Bank ASA, New York Branch
200 Park Ave
New York, New York 10166
United States of America
Attn: Stian Lovseth / Barbara Gronquist
Telephone: 212-681-3860 / 212 681 3859
Facsimile: 212-681-3900
E-mail address: stian.lovseth@dnbnor.no / barbara.gronquist@dnbnor.no
Fed Wire Instructions:
Bank: The Bank of New York, New York
ABA #: 021- 000-018
Account No.: 802- 600- 1499
SWIFT Code: DNBAUS33
Account Name: Alpha Star Equities Ltd
Account No.: 23424999
Reference Information: ALPHA STAR/MARYBELLE/CSD DEPT
10. HSBC Bank USA, National Association
Loan Lending Office:
HSBC Bank USA, National Association
452 Fifth Avenue
Floor 5
New York, NY 10018
United States of America
Attn: Lucy Groves / Scott Regan
Telephone: +1 212 525 8984 / 212 525 2482
Facsimile: +1 212 525 2469
E-mail address: lucy.groves@us.hsbc.com / scott.regan@us.hsbc.com
Fed Wire Instructions:
Bank: HSBC Bank USA, National Association
ABA #: 021001088
DDA Account No.: 001940503
DDA Account Name: Syndications and Asset Trading
Reference Information: Alpha Star Equities
Attention: Amy Hammond

ANNEX II

to

Credit Agreement

11. Intesa Sanpaolo S.p.A. New York Branch

Loan Lending Office:

Intesa Sanpaolo S.p.A. New York Branch

1 William Street

New York, NY 10004

United States of America

Attn: Alex Papace

Telephone: +1 (212) 607-3531

Facsimile: +1 (212) 607-3897

E-mail address: apapace@intesasanpaolo.us

Fed Wire Instructions:

Bank: Intesa Sanpaolo S.p.A.

ABA #: 026005319

Account No.: 35150840049

Account Name: Loans Settlement Account

Reference Information: Alpha Star Equities Ltd

12. Mizuho Corporate Bank, Ltd.

Loan Lending Office:

Mizuho Corporate Bank, Ltd.

Harborside Financial Center

1800 Plaza Ten, 17th Floor

Jersey City, NJ 07311-4098

United States of America

Attn: Hema Divatia

Telephone: +1 201-626-9142

Facsimile: +1 201-626-9944

E-mail address: hemangini.divatia@mizuhocbus.com

Fed Wire Instructions:

Bank: Mizuho Corporate Bank Ltd

ABA#: 026004307

Account No.: H79-740-222205

Account Name: ISA ACCOUNT

Reference Information: Deal Name (Alpha Star)

ANNEX II

to

Credit Agreement

13. NIBC Bank N.V.

Loan Lending Office:

NIBC Bank N.V.

Carnegieplein 4

2517 KJ

The Hague, The Netherlands

Attn: Kim Kropff / Dirk Kaper

Telephone: +31(0)70 342 5380 / 5924

E-mail address: kim.kropff@nibc.com / dirk.kaper@nibc.com

Fed Wire Instructions:

Bank: The Bank of New York

Account No.: 89006471400253

ABA #: 021000018

Account Name: NIBC Bank NV, All Branches

SWIFT Code: IRVTUS3N

Reference Information: 10012857/ Alpha Star equities

14. The Bank of Nova Scotia

Loan Lending Office:

The Bank of Nova Scotia

720 King St., West, 2nd Floor

Toronto, Ontario M5V 2T3

Canada

Attn: Edyta Kruk / Geraldine Lim

Telephone: +416-645-7188 / 416-866-2094

Facsimile:  +416-866-5991

E-mail address: Edyta_Kruk@scotiacapital.com / Geraldine_Lim@scotiacapital.com

Fed Wire Instructions:

Bank: THE BANK OF NOVA SCOTIA, NEW YORK AGENCY

Physical Address for Delivery: 1 Liberty Plaza, Floors 22-26, New York, N.Y. 10006

ABA #: 026002532

DDA Account No.: 6027-36

DDA Account Name: The Bank of Nova Scotia, Toronto Wholesale Banking Operations

Attention: John Hall-Kevin Bird - LOAN OPERATIONS

Reference Information: Alpha Star Equities Ltd.

EXHIBIT 10.5

Private & Confidential	EXECUTION VERSION

Dated 13 February 2008

OLINDA STAR LTD.	(1)
as Borrower
and
ING BANK N.V.	(2)
as Arranger
and
THE BANKS AND FINANCIAL INSTITUTIONS
NAMED HEREIN	(3)
as Lenders
and
ING BANK N.V.	(4)
as Facility Agent
and
ING BANK N.V.	(5)
as Security Trustee

PROJECT LOAN AGREEMENT

in respect of a loan facility of

up to US$310,000,000 relating

to one semi-submersible drilling rig

Contents

Clause		Page

1	Purpose and definitions	1

2	The facility	37

3	Conditions	38

4	Advances	42

5	Interest and Interest Periods; alternative interest rates	44

6	Reduction, prepayment	47

7	Fees and expenses	51

8	Payments and Taxes; accounts and calculations	52

9	Representations and warranties	55

10	Covenants and Undertakings	62

11	Events of Default	70

12	Indemnities	76

13	Unlawfulness and increased costs; mitigation	79

14	Set-off and pro rata payments	82

15	Assignment, substitution and lending offices	83

16	Facility Agent, Security Trustee and Reference Banks	86

17	Notices	96

18	Miscellaneous	96

19	Limited Recourse	97

20	Technical Adviser	97

21	Governing law and jurisdiction	100

Schedule 1 The Lenders and their Commitments		101

Schedule 2 Form of Drawdown Notice for Principal Advances/Intercompany Construction Interest Advance/Swap Advances		102

Schedule 3 Conditions Precedent		103

	Part 1 - Documents and evidence required as conditions precedent to the obligations of the Beneficiaries generally	103

THIS AGREEMENT is dated 13 February 2008, and made BETWEEN:

(1)	OLINDA STAR LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1049761 and its registered office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as borrower;

(2)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, as arranger;

(3)	BANKS AND FINANCIAL INSTITUTIONS whose names and addresses are set out in Schedule 1, as lenders;

(4)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, as facility agent; and

(5)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, as security trustee.

IT IS AGREED as follows:

1	Purpose and definitions

1.1	Purpose

1.1.1	This Agreement sets out the terms and conditions upon and subject to which the Lenders agree, according to their several obligations, to make available to the Borrower a loan facility of up to three hundred and ten million Dollars ($310,000,000) to be used for the purpose of financing part of the Total Cost and to meet certain interest and commitment fee expenses;

1.1.2	the Borrower shall apply the proceeds of all Principal Advances solely towards payment of the Total Cost;

1.1.3	no Beneficiary is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means ING Bank N.V. acting for this purpose through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands;

“Accounting Principles” means, in relation to any person other than the Head Charterer, generally accepted accounting principles in Brazil and, in relation to the Head Charterer, generally accepted accounting principles in The Netherlands;

“Accounting Reference Date” means 31 December;

“Accounts” means the Project Account, the Proceeds Account, the Earnings Account and the Debt Service Reserve Account;

“Accounts Pledge” means the Dutch deed of pledge (“eerst pandrecht”) in relation to the Project Account, the Proceeds Account, the Earnings Account and the Debt Service Reserve Account executed or, as the context may require, to be executed by the Account Bank, the Borrower and the Head Charterer in favour of the Security Trustee as pledgee, in the Agreed Form;

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“Actual Operating Costs” means the total of the costs and Taxes incurred by the Borrower, the Head Charterer and/or the Sponsor in relation to the operation of the Rig and the Earnings, including, but not limited to, the costs incurred in connection with the maintenance, insurance and repair of the Rig and the fulfilment by the Borrower of its obligations under the Bareboat Charter and clauses 7.1.1, 7.1.2, 7.1.5, 7.1.6, 7.2, 7.3.5, 7.3.6, 7.3.10, 7.3.14 (but only insofar as the indemnity obligations under clause 7.3.14 relate to the matters referred to therein which arise out of (i) any failure by the Sponsor to comply with any applicable law, regulation or order, or (ii) the Rig becoming an obstruction to navigation prior to the Rig becoming a wreck) and 9 of the General Assignment, the Head Charterer of its obligations under the Bareboat Charter, clauses 7.1.1, 7.1.2, 7.1.5, 7.1.6, 7.2, 7.3.5, 7.3.6, 7.3.10, 7.3.14 and 9 of the General Assignment and the Charter and the Sponsor of its obligations under the Services Agreement and clauses 8.2.2, 8.2.7 and (save for clause 11.3.4) 11 of the Deed of Undertaking;

“Additional Cost Rate” has the meaning given to it in Schedule 8;

“Advances” means the Principal Advances, the Swap Advances, the Interest Advances and the Intercompany Construction Interest Advance (each an “Advance”);

“Affiliate” means any person directly or indirectly controlling, controlled by or under common control with any other person (for purposes of this definition, “control” means the power to direct the management or policies of a person, directly or indirectly, whether through the ownership of shares or other securities, by contract or otherwise; provided that the direct or indirect ownership of fifty-one per cent (51%) or more of the voting share capital of a person is deemed to constitute control of that person, and “controlling” and “controlled” have corresponding meanings);

“Agent” means either the Facility Agent or the Security Trustee as applicable (together the “Agents”);

“Agreed Form” in relation to any document, means that document in form, substance and terms approved in writing by the Facility Agent (acting on the instructions of the Lenders) or otherwise in accordance with any such other approval procedure detailed in any relevant provision of this Agreement and any other Facility Document;

“Allocation Period” means (i) the period commencing on the Initial Charter Hire Date and ending on the first Application Date, and (ii) each subsequent period commencing on the last day of the previous Allocation Period and ending on the next following Application Date;

“Applicable Law” means, in relation to any jurisdiction or the European Union, any law, regulation, treaty, directive, decision, rule, regulatory requirement, judgment, order, ordinance request, guideline or direction or any other act of any Government Entity of such jurisdiction or of any EU Institution whether or not having the force of law and with which any relevant person is required to comply, or with which it would, in the normal course of its business, comply;

“Application Dates” means (i) the Quarter Date falling at the end of the first full Quarter Period following the Charter Date of Acceptance, (ii) each Quarter Date (in each case subject to clause 8.3) falling subsequently to the Quarter Date referred to in paragraph (i) above within the Security Period and (iii) the Final Maturity Date, and “Application Date” means any of them;

“Appraisers” means Kennedy Marr, Platou and Fearnley Offshore or such other suitably qualified person or persons from time to time appointed by the Facility Agent (acting on the instructions of the Majority Lenders) following consultation with the Sponsor to provide valuations of the market value of the Rig for the purposes of paragraph 7(k) of Part 5 of Schedule 3;

“Approved Brokers” means Marsh Ltd or HSBC Insurance Brokers Limited or such other firm or firms of insurance brokers as may from time to time be approved in writing by the Security Trustee;

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“Approved Location” means (i) any location in Brazilian waters up to a water depth of 1,100 metres and as the Charterer may require under the Charter, provided that location is within the co-ordinates set out in the “Concession Agreement” referred to in clause 1.1 of the Charter or, as the case may be, (ii) any other location as may be permitted pursuant to and in accordance with clauses 7.1.5 and 7.1.6 of the General Assignment;

“Approved Transfer” means the sale of up to fifty per cent. (50%) of the issued share capital in the Borrower which is on terms, and to a party, acceptable to the Facility Agent and which has been consented to in advance by the Facility Agent, in each case acting on the instructions of all the Lenders (acting reasonably);

“Arranger” means ING Bank N.V. of Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands;

“Assigned Account Documents” means, in relation to any Account, all certificates of deposit, deposit receipts and other instruments and securities relating to that Account, and the Assigned Monies in relation to that Account or any of them, and means together all certificates of deposit, deposit receipts and other instruments and securities relating to each of the Accounts and all of the Assigned Monies;

“Assigned Documents” means the Charter, the Bareboat Charter, the Construction Contract, the Hedging Agreements, each Material Contract, the Management Agreement, the Sub-Contract Agreement, the Parent Guarantee and each document pursuant to which the Head Charterer or the Borrower has the benefit of any Rig Rights;

“Assigned Monies” means, in relation to any Account, all monies from time to time credited to, and for the time being standing to the credit of, that Account and all interest and other amounts from time to time payable in respect of, or accruing to, that Account, and means together all monies from time to time credited to, and for the time being standing to the credit of, each of the Accounts;

“Assigned Property” means

(1)	in relation to any Security Party, all of that Security Party’s rights, title, interest and benefit (present and future, actual and contingent) in and to any of the Collateral including that Security Party’s rights to receive monies and make claims for damages, and any termination rights of that Security Party, in, to, under and pursuant to:

(a)	the Assigned Documents to which that Security Party is a party;

(b)	those Earnings payable to, or otherwise received by, that Security Party;

(c)	any Account in which that Security Party has an interest;

(d)	any Assigned Monies in relation to any Account pledged by that Security Party;

(e)	the Assigned Account Documents relating to that Account;

(f)	the Insurances (but excluding any Liability Insurance Proceeds);

(g)	the Requisition Compensation;

(h)	the Hedging Receipts;

(i)	the Assigned Property Proceeds; and

(j)	the Rig Rights Proceeds;

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(2)	in relation to the Rig, all the right, title, interest and benefit of the Borrower and/or the Head Charterer (present and future, actual or contingent) in, to and in connection with:

(a)	the Rig Rights;

(b)	the Earnings;

(c)	the Insurances (but excluding any Liability Insurance Proceeds);

(d)	the Assigned Documents;

(e)	any Requisition Compensation; and

(f)	the Hedging Agreements;

“Assigned Property Proceeds” means all and any monies, property and other assets representing or deriving from all or any of the Secured Property and the security created by any Security Document;

“Auditors” means BKR International or such other firm approved in advance by the Facility Agent acting on the instructions of the Majority Lenders (such approval not to be unreasonably withheld or delayed);

“Authorisation” means, when required by applicable law or contract in relation to the Rig, any Assigned Property or a party to the Transaction Documents or otherwise required by the terms of, or to ensure the validity, enforceability or effectiveness of, any of the Transaction Documents, an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration;

“Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on the earliest to occur of:

(a)	in the case of the Principal Advances:

(i)	13 June 2009; and

(ii)	the Completion Date; and

(b)	in the case of any Interest Advance and any Swap Advance, the Initial Charter Hire Date,

unless extended in writing by the Facility Agent (with consent of all Lenders) pursuant to clause 16.13.2;

“Banking Day” means a day (other than Saturday or Sunday) on which banks are open for normal banking business in London, New York City, Amsterdam and Rio de Janeiro;

“Bareboat Charter” means the bareboat charter entered into between the Borrower and the Head Charterer dated on or about the date hereof, in the Agreed Form;

“Bareboat Hire Rate” means all amounts from time to time payable by the Head Charterer to the Borrower under or pursuant to the Bareboat Charter;

“Basel 2 Accord” means the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004;

“Basel 2 Approach” means, in relation to any Lender, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel 2 Accord) adopted by that Lender (or any of its Affiliates) for the purposes of implementing or complying with the Basel 2 Accord;

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“Basel 2 Regulation” means (a) any applicable law implementing the Basel 2 Accord and (b) any Basel 2 Approach adopted by a Lender;

“Beneficiaries” means together the Facility Agent, the Security Trustee, the Arranger, the Lenders and the Hedging Provider and “Beneficiary” means any of them;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired (but not ordinary trade credit), (vi) finance leases and hire purchase contracts, (vii) Derivatives Contracts, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means Olinda Star Ltd., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1049761 and its registered office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as borrower;

“Borrower Moneys” means together:

(a)	payments in respect of Rig Rights made to the Borrower in accordance with clause 6 of the Deed of Proceeds and Priorities;

(b)	payments made to the Borrower in respect of proceeds of the Insurances less than the Casualty Amount prior to an Event of Default in accordance with clause 6.1.1 of the Deed of Proceeds and Priorities;

(c)	payments made to the Borrower in respect of proceeds of the Insurances in excess of the Casualty Amount prior to an Event of Default in accordance with clause 6.1.2 of the Deed of Proceeds and Priorities; and

(d)	payments made to the Borrower pursuant to clause 9 of the Deed of Proceeds and Priorities in respect of the balance of any Total Loss Proceeds after application of such Total Loss Proceeds in accordance with clause 6 of the Deed of Proceeds and Priorities and clause 6.5 hereof;

“Borrower Share Pledge” means the share pledge over the whole of the issued share capital of the Borrower executed or to be executed by Constellation in favour of the Security Trustee;

“Break Costs” means the amount (if any) by which:

(a)	the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in an Advance or Loan to the last day of the current Interest Period in respect of that Advance or Loan, had the principal amount received been paid on the last day of that Interest Period, exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the London Interbank Market for a period starting on the Banking Day following receipt or recovery and ending on the last day of the current Interest Period;

5

“Budget” means:

(a)	a budget of the projected Project Cost of, and an over-view of the milestone payments required in relation to, the Project in the form set out in Schedule 11 to be delivered by the Borrower to the Facility Agent pursuant to clause 3.1; and

(b)	any further and updated budget relating to the Project in the form set out in Schedule 11 delivered by the Borrower to the Facility Agent in respect of that period pursuant to clause 14.1.3 of the Deed of Proceeds and Priorities;

“Builder” means together Mauá Jurong LLC and Mauá Jurong S.A. or, as the context may require, either of them;

“Builder Acknowledgement” means the agreement comprising a notice issued or, as the context may require, to be issued by the Borrower to the Builder and copied to the Security Trustee pursuant to which, inter alia, the Borrower gives notice to the Builder of the Mortgage and an acknowledgment issued or, as the context may require, to be issued by the Builder pursuant to which, inter alia, the Builder consents to, and recognises the rights of the Beneficiaries to enforce, the Mortgage, upon terms acceptable to the Majority Lenders;

“Bulletin of Measurement” means the document called the “Measurement Report” prepared each month at the end of a Measurement Period by the Head Charterer and the Charterer in accordance with the provisions of clause 7 of the Charter and countersigned by each such party measuring the performance by (a) the Head Charterer of its obligations under the Charter and (b) the Rig in accordance with the Charter and detailing (inter alia) (i) any fines levied by the Charterer pursuant to clause 9 of the Charter and (ii) any other events or circumstances resulting in a reduction in Charter Rate under the Charter and (iii) any Period of Off Hire resulting in a suspension of the obligation to pay Charter Rate under the Charter and (iv) any refund by the Charterer to the Head Charterer in respect of amounts previously deducted by the Charterer from Charter Rate under the Charter paid to the Head Charterer, in each case in the Measurement Period to which the Bulletin of Measurement relates;

“BVI Companies” means Timbauba, Guararapes and Skycrest, and “BVI Company” means any of them;

“Casualty Amount” means thirty five million Dollars (US$35,000,000) or the equivalent in any other currency;

“Charter” means the charter agreement no. 2050.0028827.07.2 dated 5 February 2007 entered into between the Head Charterer and the Charterer pursuant to which the Head Charterer agreed to charter the Rig and the Charterer agreed to take the Rig on charter, as amended from time to time by a Permitted Amendment or with the prior written consent of the Facility Agent;

“Charter Compensation” means any amount payable by the Head Charterer to the Charterer and/or any reduction in any amount payable by the Charterer to the Head Charterer, in each case, under the Charter, due to any delay in the Charter Date of Acceptance;

“Charter Date of Acceptance” means the date on which the Charterer accepts the Rig in accordance with the Charter and the Services Agreement, provided that the Borrower has complied with the last paragraph of clause 10.3.16;

“Charter Event” means:

(a)	a Charter Rate Reduction Event; or

(b)	an Exemption from Payment Event;

“Charter Rate” means the full amount of that part of the daily rate payable under the Charter in Dollars (being initially two hundred and twenty nine thousand and five hundred Dollars ($229,500)), as adjusted by the Charterer pursuant to clause 6.2.1 of the Charter;

6

“Charter Rate Reduction Event” means any event or circumstance which will or may result in any reduction in, or cessation of, payment of the Charter Rate;

“Charterer” means Petroléo Brasileiro S.A. - Petrobras, a mixed capital company incorporated under the laws of Brazil with its head office at Avenida Republica do Chile - 65, City of Rio de Janeiro, State of Rio de Janeiro, Federal Republic of Brazil;

“Charterer Acknowledgement” means the agreement (in the Agreed Form set out in Part 2 of Schedule 1 to the General Assignment) comprising a notice of assignment issued or, as the context may require, to be issued by the Head Charterer to the Charterer and copied to the Security Trustee pursuant to which, inter alia, the Head Charterer gives notice to the Charterer of the assignment relating to the Rig and the Charter on the part of the Head Charterer contained in the General Assignment and an acknowledgement of the notice of assignment issued or, as the context may require, to be issued by the Charterer to the Head Charterer and copied to the Security Trustee pursuant to which, inter alia (i) the Charterer consents to the assignment on the part of the Head Charterer (in so far as it relates to the Rig and the Charter) pursuant to the General Assignment (unless the Head Charterer shall have previously obtained the consent of the Charterer to the assignment by the Head Charterer of its rights, benefits and interest in the receivables under the Charter and the Head Charterer shall have already provided the Security Trustee with evidence of such consent, in which case the Charterer Acknowledgement will not be required to contain a further consent to the assignment of receivables under the Charter on the part of the Head Charterer), (ii) the Charterer acknowledges the assignment on the part of the Head Charterer (in so far as it relates to the Rig and the Charter) pursuant to the General Assignment, (iii) the Charterer agrees, subject to the terms of the Charterer Acknowledgement, to release the Rig following a termination of the Charter in accordance with clause 11.1 thereof and (iv) the Charterer consents to, and recognises the rights of the Beneficiaries to enforce, the Mortgage and the assignment (in so far as it relates to the Rig and the Charter) pursuant to the General Assignment, upon terms acceptable to the Majority Lenders;

“Charterer Pollution Letter” means a letter or other agreement in form and substance satisfactory to the Security Trustee (acting on the instructions of the Lenders) duly entered into by the Charterer whereby the Charterer agrees, for the benefit of, and enforceable by, the Beneficiaries, that it will assume, discharge and indemnify each of the Beneficiaries for and against, any liability or claim in excess of one million Dollars ($1,000,000) relating to or arising as a result of any pollution caused by or resulting from the operations of the Rig;

“Classification” means the class notation “Offshore Semi-Submersible Drilling Unit with Unrestricted Navigation” with the Classification Society and such other additional class notations (e.g. relating to self propelled or operating environment or fatigue analysis) in relation to the Rig as the Security Trustee shall, at the request of the Borrower, have agreed in writing which shall be treated as the Classification of the Rig, for the purposes of this Agreement and the other Facility Documents, provided that, until the Date of Yard Acceptance, such class notation shall be endorsed as being “laid up”;

“Classification Society” means Bureau Veritas or such other classification society (being a member of the International Association of Classification Societies) which the Security Trustee shall, at the request of the Borrower, have agreed in writing shall be treated as the Classification Society of the Rig for the purpose of this Agreement and the other Facility Documents;

“Closing” means the time at which the First Advance is made;

“Closing Date” means the date on which Closing occurs;

“Collateral” means any and all assets over or in respect of which any Encumbrance is created or expressed to be created by any Security Party in favour of the Beneficiaries or any of them;

“Collateral Instruments” means notes, bills of exchange, certificates of deposit and other negotiable and non-negotiable instruments, guarantees, indemnities and other assurances against financial loss and any other documents or instruments which contain or evidence an

7

obligation (with or without security) to pay, discharge or be responsible directly or indirectly for any indebtedness or liabilities of any person and includes any documents or instruments creating or evidencing an Encumbrance;

“Commitment” means in relation to a Lender and at any relevant time the amount set out opposite its name in column (3) of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced, in each case, by any relevant term of this Agreement;

“Commitment Fee” means the commitment commission payable by the Borrower pursuant to clause 7.1.2;

“Commitment Fee Date” subject always to clause 8.3, means each of (a) the first Quarter Date after the date of this Agreement, (b) each Quarter Date thereafter during the Availability Period, and (c) the last day of the Availability Period;

“Completion Date” means the date upon which all of the conditions specified in clause 3.7 have been satisfied in full or, as the case may be, waived pursuant to clause 3.8;

“Compliance Certificate” means a certificate in the form or substantially in the form of schedule 1 to the Deed of Undertaking to be provided by the Sponsor and Constellation to the Security Trustee pursuant to clause 10 of the Deed of Undertaking;

“Compulsory Acquisition” means requisition for use or title or other compulsory acquisition, nationalisation, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of the Rig by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for hire not involving requisition for title;

“Constellation” means Constellation Overseas Ltd., a company organised under the laws of the British Virgin Islands, with company number 1020641, and with its registered office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Constitutive Documents” in relation to any English company, means that company’s certificate of incorporation and memorandum and articles of association or, in relation to an English partnership, the partnership deed governing the internal management and constitution of that partnership and, in relation to any overseas incorporated body or, as the case may be, an overseas partnership or other unincorporated entity, means the documents having equivalent status and effect in the relevant jurisdiction in each case;

“Construction Contract” means the contract for the upgrade of the Olinda Star mobile offshore drilling unit entered into by and between the Borrower and the Builder dated 3 August 2007;

“Construction Facility Limit” means an amount of two hundred and fifteen million Dollars ($215,000,000), as the same may be reduced pursuant to any provision of this Agreement;

“Continuing Representations” means clauses 7.1, 7.2, 7.3, 7.4, 7.6, 7.7, 7.11.6, 7.12.5, 7.12.6, 7.15.2, 7.16.2, 7.17.1, 7.18, 7.19, 7.21, 7.24, 7.26, 7.27, 7.31 and 7.32 of the Deed of Undertaking;

“Contractor Event” means, in each case in the reasonable opinion of the Facility Agent:

(a)	a failure, delay or other default:

(i)	by the Borrower in the performance of its obligations under any of clauses 2.1, 4.1, 4.3, 5.5, 5.6, 7.2, 8.1, 9, 12, 16, 17, 18.3, 22.2 and 22.3 of the Bareboat Charter; or

(ii)	by the Head Charterer in the performance of its obligations under the Charter;

(iii)	under, or termination of, the Services Agreement caused by the Head Charterer or the Sponsor, which, in any such case, results in a reduction in or cessation of payment of the Charter Rate; or

8

(b)	any damage to the Rig occurs:

(i)	resulting in a claim under the Insurances relating to hull and machinery and such damage results in a suspension of operation of the Rig as required under the Charter and a reduction in or cessation of payment of Charter Rate for a period in excess of ninety (90) consecutive days; and

(ii)	at a time when no Loss of Earnings Insurance is in effect and the amount standing to the credit of the Debt Service Reserve Account is less than double the Minimum Debt Service Reserve Amount at that time;

“Contribution” means, in relation to a Lender, the principal amount of the Loan owing to that Lender at any relevant time;

“Core Company” and “Core Companies” have the meanings given to those terms in clause 14.2.19(c) of the Deed of Proceeds and Priorities;

“Date of Yard Acceptance” means the date on which the Borrower accepts the Rig in accordance with the Construction Contract provided the Borrower has performed its obligations under clause 10.3.16;

“Debt Service Amount” means, in relation to any period and any date, the amount in Dollars which is equal to the sum of:

(a)	all amounts of principal and interest which will fall due for payment by the Borrower under clauses 5.1 and 6.1 save that, in relation to the last Application Date, the Required Amount shall be deemed to be reduced by the amount of the Final Payment; plus

(b)	all amounts of Swap Payments which will fall due for payment by the Borrower; minus

(c)	all amounts of Swap Receipts which will be received by the Borrower,

in each case, during that period and commencing on that date;

“Debt Service Letter of Credit” means any irrevocable and unconditional first demand letter of credit or bank guarantee provided pursuant to clause 9.1.1 of the Deed of Undertaking which is:

(a)	issued by a bank acceptable to the Facility Agent and rated at least BBB, in the case of any bank based outside of Brazil or BB, in the case of any bank based within Brazil, in each case by Standard & Poors or the equivalent thereof in the case of any other ratings agency;

(b)	issued to the Security Trustee;

(c)	available for drawing in circumstances where the amounts standing to the credit of the Debt Service Reserve Account may be applied in accordance with the Facility Documents; and

(d)	substantially in the form and on the terms set out in Schedule 2 to the Deed of Undertaking or in such other form or on such other terms as are approved by the Security Trustee;

“Debt Service Reserve Account” means the interest bearing Dollar account in the name of the Borrower with the Account Bank, as more specifically described in the Accounts Pledge, and includes any redesignation and sub-accounts thereof and includes any amount at the relevant time available for drawing under the Debt Service Letter of Credit;

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“Debt Service Reserve Account Receivables” means

(a)	the Minimum Debt Service Reserve Amount;

(b)	the amounts referred to in clauses 5.2.9 and 5.2.10 of the Deed of Proceeds and Priorities, and

(c)	all amounts from time to time drawn by the Security Trustee under any Debt Service Letter of Credit;

“Debt Service Reserve Shortfall” means, at any time, the amount (if any) by which:

(a)	the Minimum Debt Service Reserve Amount at that time; exceeds

(b)	the amount standing to the credit of the Debt Service Reserve Account at that time;

“Debt Service Undertaking” means the joint and several undertaking on the part of the Sponsor and Constellation contained in clause 9.3 of the Deed of Undertaking;

“Debt Service Undertaking Release Date” means the earliest of:

(a)	the date upon which the Charter has been successfully terminated by the Head Charterer or pursuant to an order of a Brazilian court on terms which impose no liability, obligation or condition on any Beneficiary, and the Rig has been removed from Brazilian waters to a location approved by the Security Trustee;

(b)	the date upon which the Charterer has duly executed the Charter Acknowledgement and the Lenders have received an opinion of Brazilian counsel in relation thereto and the Charterer in form and substance satisfactory to the Facility Agent, acting on the instructions of all the Lenders; and

(c)	the end of the Security Period;

“Deed of Proceeds and Priorities” or “DPP” means the deed of proceeds, priorities, undertakings and subordination entered into or to be entered into between the Beneficiaries, the Hedging Provider, the Account Bank, the Borrower and the Head Charterer, in the Agreed Form;

“Deed of Undertaking” means the deed of undertaking entered into or to be entered into between the Facility Agent, the Security Trustee, the Sponsor, Constellation, the Borrower and the Head Charterer in the Agreed Form;

“Default” means any Event of Default or any event or circumstance which is, with the giving of a notice by the Facility Agent and/or the expiry of the relevant period and/or the fulfilment of any other condition (in each case as specified in clause 11.1), likely in the opinion of the Facility Agent (acting in accordance with the instructions of the Majority Lenders, acting reasonably) to become an Event of Default;

“Default Rate” means the interest rate specified in clause 5.3.2 or, as the case may be, clause 5.3.3;

“Delivery Documents” means the Delivery Certificate referred to in Clause 12.6 of and Exhibit IV to the Construction Contract;

“Derivatives Contract” means a contract, agreement or transaction which is:

(a)	a rate swap, basis swap, commodity swap, forward rate transaction, commodity option, equity (or equity or other index) swap or option, bond option, interest rate option, foreign exchange transaction, cap, collar or floor, currency swap, currency option or any other similar transaction; and/or

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(b)	any combination of such transactions,

in each case, whether on-exchange or otherwise;

“Determination Notice” shall have the meaning given to that term in clause 5.6.1;

“Distribution” means any payment by or distribution of assets by the Head Charterer or the Borrower, whether in cash, property securities or otherwise;

“Dollars” and “$” mean the lawful currency of the United States of America and in respect of all payments to be made under this Agreement and the other Transaction Documents in Dollars mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, the date, being a Banking Day within the Availability Period relating to that Advance or, as the case may be, the Facility, on which that Advance is, or is to be, drawn down or made (or deemed to be drawn down or made) pursuant to clause 4 (Advances);

“Drawdown Notice” means a notice in the form or substantially in the form of Schedule 2, duly completed with particulars of the relevant Advance;

“Due Amounts” means, in relation to any Application Date, any of the amounts referred to in clauses 5.2.2 to 5.2.7 (inclusive) of the Deed of Proceeds and Priorities which fall due for payment on or before that Application Date and which remain unpaid in full as at that Application Date;

“Earnings” means all moneys whatsoever from time to time due or payable to the Borrower or the Head Charterer during the Security Period arising out of the use or operation of the Rig including (but without limiting the generality of the foregoing) all Charter Rate, Bareboat Hire Rate, Mobilisation Fees, freight, hire and passage moneys, moneys arising under any charter contract, bareboat charter or other agreement with any operator, income, income arising under pooling arrangements, any Loss of Earnings Proceeds, compensation payable to the Borrower or the Head Charterer in the event of requisition of the Rig for hire, remuneration for salvage and towage services, demurrage and detention moneys, and damages for breach (or payments for variation or termination including, without limitation, any amounts payable by way of standby rate as more particularly described in Ref 104 of Attachment II to the Charter) of any charterparty or other contract for the employment of the Rig and including any repair rate, rate additional and moving rate as more particularly described in Attachment II to the Charter but excluding, for the avoidance of doubt, the Operations Rates;

“Earnings Account” means the interest bearing Dollar Account in the joint names of the Borrower and the Head Charterer opened or, as the context may require, to be opened by the Head Charterer with the Account Bank, designated “Earnings Account”, with account number 02.01.45.969 and includes any redesignation and sub-accounts thereof;

“Earnings Account Receivables” means:

(a)	all Earnings received after the Initial Charter Hire Date;

(b)	all Swap Receipts or Hedging Receipts payable under the Hedging Agreements,

(c)	all Loss of Earnings Proceeds (if any);

(d)	all Pre-Completion Guarantee Proceeds; and

(e)	all other amounts which are from time to time required, pursuant to the terms of any Facility Document, to be deposited in the Earnings Account;

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“Economic Inequality Provisions” means Articles 477-480 of the Brazilian Civil Code;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, trust arrangement for the purpose of providing security or other security interest of any kind securing any obligation of any person or any other arrangement having the effect of conferring rights of retention or set-off (but excluding any right of set-off arising in favour of a banker prior to such right becoming exercisable) or other disposal rights over an asset (including without limitation title transfer and/or retention arrangements having a similar effect) and includes any agreement to create any of the foregoing but does not include liens arising in the ordinary course of trading by operation of law and not by way of contract;

“Environment” means all or any of the following media: air (including air within buildings or other structures and whether below or above ground); land (including buildings and any other structures or erections in, on or under it and any soil and anything below the surface of the land); land covered with water; and water (including sea, ground and surface water and any living organism supported by such media);

“Environmental Claim” means any claim, notice, prosecution, demand, action, official warning, abatement or other order (conditional or otherwise) relating to Environmental Matters or in response to a Spill or any notification or order requiring compliance with the terms of any Environmental Licence or Environmental Law;

“Environmental Law” includes all or any applicable law, statute, rule, regulation, treaty, by-law, code of practice, order, notice, demand, decision of the courts or of any governmental authority or agency or any other regulatory or other body in any jurisdiction relating to Environmental Matters, or relating to any environmental, social, labour, health and safety or security risks;

“Environmental Licence” includes any applicable permit, licence, authorisation, consent or other approval required at any time by any Environmental Law;

“Environmental Matters” includes (a) the generation, deposit, disposal, keeping, treatment, transportation, transmission, handling, importation, exportation, processing, collection, sorting, presence or manufacture of any waste (as defined in the Environmental Protection Act 1990) of any Relevant Substance; (b) nuisance, noise, defective premises, health and safety at work or elsewhere; and (c) the pollution, conservation or protection of the Environment (both natural and built) or of man or any living organisms supported by the Environment or any other matter whatsoever affecting the Environment or any part of it;

“Equity” means funding provided by way of (a) the investment of ordinary share capital premium in the recipient of that funding, or (b) debt funding, in each case where (A) the obligations of the recipient in relation to such funding are fully and effectively subordinated to all obligations of the recipient under the Facility Documents, and (B) the rights of the provider of that funding are fully and effectively subordinated to all the rights of the Beneficiaries under the Facility Documents;

“EU Institution” means (whether having a distinct legal personality or not) the organs of the European Union having power to issue binding laws, regulations, directives, decisions, regulatory requirements, judgments, orders or directions including, without limitation, the European Commission, the European Council, the European Court of Justice and the European Parliament;

“Euro” and “€” means the lawful currency of the Euro Zone;

“Euro Zone” means the territory under the control of the following states: Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and any other state that at any time adopts the Euro as its official currency;

“Event of Default” means any of the events or circumstances described in clause 11.1 (Events of Default);

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“Exchange Rate” means, as the context requires:

(a)	in relation to any amount which is to be converted into, or out of, Dollars on any date, the spot rate of exchange at which the Facility Agent could in the ordinary course of business purchase or, as the case may be, sell Dollars with or, as the case may be, for that amount in the London foreign exchange market at or about 11.00 a.m. on that date for delivery two (2) Banking Days after that date; or

(b)	in relation to any amount which is to be converted into, or out of, Euros on any date, the European Central Bank spot rate of exchange for the purchase or, as the case may be, sale of Euros with, or for, that amount as fixed by the European Central Bank at, or about, 14:15 on the date which is one (1) Banking Day prior to the date on which the rate is to be set;

“Exemption from Payment Event” means any event described in paragraph 2.1 of Attachment II to the Charter which entitles the Charterer to cease payment of the Charter Rate for the periods set out in such paragraph;

“Existing Project Cost Over Run” means, at any time, the amount by which the Project Cost at that time paid or incurred exceeds the Project Cost which was budgeted to have been paid or incurred at that time in the Budget referred to in paragraph (a) of the definition of Budget;

“Expenses” means:

(a)	all Losses suffered, incurred or paid by any Beneficiary or any Insolvency Official after notice thereof to the Borrower or at any time an Event of Default has occurred and is continuing in connection with the exercise of the rights, remedies and powers granted by, referred to in, or otherwise contemplated by the Facility Documents; and

(b)	interest on those Losses at the Default Rate, from the date of demand by the relevant Beneficiary or Insolvency Official to the date of payment (after as well as before judgment);

“Facility” means the loan facility available to the Borrower pursuant to this Agreement;

“Facility Agent” means ING Bank N.V. of Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands or such other person as may be appointed agent for the Lenders pursuant to clause 16.15.1 (Retirement of Agents), and includes its successors in title;

“Facility Documents” means this Agreement, the Fee Letters, the Security Documents and the Hedging Agreements;

“Facility Limit” means an amount of three hundred and ten million Dollars ($310,000,000) as the same may be reduced in accordance with any provision of this Agreement;

“Facility Obligations” means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower, to, or in favour of, the Beneficiaries (or any of them), other than the Hedging Provider, under or pursuant to this Agreement and the other Facility Documents, disregarding for this purpose the provisions of clause 19 of this Agreement and clause 22 of the Deed of Proceeds and Priorities (and any analogous provision of any other Facility Document to which the Borrower is a party);

“Facility Office” means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five (5) Banking Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement;

“Fee Letters” means together the two letters dated on or about the date of this Agreement one being from ING Bank N.V., in its capacity as the Arranger, to Constellation, and the other from ING Bank N.V., in its capacities as the Agents, to the Borrower respectively, and countersigned

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by Constellation and the Borrower respectively by way of acceptance detailing, inter alia, the amounts of the fees payable in accordance with clause 7.1.1 (Fees), and “Fee Letter” means each or either of them (as the context may require);

“Final Disposition” means the sale of the Rig (or any part thereof) against payment in cash, whether through an agent on its behalf or otherwise, of all its rights, title and interest in and to the Rig (or the relevant part), on terms that such right, title and interest will only pass to the purchaser on payment in full of that cash;

“Final Disposition Proceeds” means the aggregate amount of:

(a)	all cash consideration received upon, or as a result of, the Final Disposition of the Rig, and

(b)	any non-refundable deposit paid by a person acquiring or proposing to acquire the Rig under a contract or offer to purchase, or otherwise acquire the Rig which has been withdrawn, terminated or cancelled or has lapsed;

“Final Maturity Date” means the date falling five (5) years after the earlier of (a) the Charter Date of Acceptance and (b) the last day of the Availability Period;

“Final Payment” means, in relation to the Facility or the Loan, fifty million Dollars ($50,000,000), as that amount may have been reduced by any term of the Facility Documents;

“Financial Covenant Measurement Date” means each 30 June and 31 December falling within the Security Period;

“Financial Covenants” means each of the financial covenants set out in clause 10 of the Deed of Undertaking;

“Financial Year” has the meaning given to it in clause 14.1 of the Deed of Proceeds and Priorities;

“First Advance” means the first Principal Advance drawn down or to be drawn down by the Borrower after the date of this Agreement in accordance with clauses 3 and 4;

“First Intercompany Hull Advance” means an Advance made pursuant to clause 4.1 and specified as the First Intercompany Hull Advance in the relevant Drawdown Notice;

“Fixed Rate” means, in relation to a Hedging Agreement, the fixed rate of interest by reference to which periodic payments and receipts to be made or received under that Hedging Agreement are calculated;

“Flag State” means Liberia or any other state or country in which the Rig, with the prior written consent of the Security Trustee (acting after consultation with, and on the instructions of, the Majority Lenders), is from time to time registered in accordance with the provisions of this Agreement, the General Assignment, the Sponsor Assignment and the other Transaction Documents;

“Force Majeure Event” means an event, occurrence or circumstance contemplated in (i) clause 13 of the Charter, or, as the context may require (ii) clause 13 of the Services Agreement which, with the lapse of time, gives rise to a right to terminate, rescind or cancel the Charter or, as the case may be, the Services Agreement;

“Force Majeure Termination Period” means the period of sixty (60) days following the occurrence of a Force Majeure Event;

“General Assignment” means the general assignment in the Agreed Form, executed or, as the context may require, to be executed by each of the Borrower and the Head Charterer in favour of the Security Trustee;

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“Government Entity” means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

“Group” means the Sponsor, Constellation, the Head Charterer, the Borrower and the BVI Companies;

“Group Owners” means the members of the Queiroz Galvão family as identified in the Group Structure Chart;

“Group Structure Chart” means the Parent Sponsor and Group structure chart set out in Schedule 9 of this Agreement;

“Guarantee Rights” means the rights of the Borrower under any guarantees and warranties issued by any counterparty to a Material Contract as more particularly described in Schedule 7;

“Guararapes” means Guararapes International Limited, a company incorporated under the laws of the British Virgin Islands with company number 491849 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Head Charterer” means London Tower International Drilling C.V., a limited partnership organised under the laws of The Netherlands represented by New Canyon City Inc., its managing partner, and having its registered office at WTC Amsterdam, Tower C-11, Strawinskylaan 1143, 1077 XX, Amsterdam, The Netherlands;

“Head Charterer General Partner” means New Canyon City Inc., a company incorporated under the laws of British Virgin Islands with company number 1445352 and with its registered office at Vanterpool Plaza, Wickhams Cay I, Road Town, Tortola, British Virgin Islands;

“Head Charterer Limited Partner” means Constellation;

“Head Charterer Partnership Agreement” means the initial partnership agreement of the Head Charterer dated 6 December 2006 between Stichting Incorporador Management, as the original managing partner and Stichting Incorporador as the original limited partner, as amended by a deed entitled “Amended Deed of Limited Partnership” entered into or to be entered into between the Head Charterer General Partner and the Head Charterer Limited Partner;

“Head Charterer Partnership Pledge” means the pledge of the partnership interests in the Head Charterer executed or to be executed by the Head Charterer General Partner and the Head Charterer Limited Partner in favour of the Security Trustee in the Agreed Form;

“Hedging Agreements” means (a) the confirmation or confirmations (if any) of interest rate swap, and/or (b) the International SWAPS and Derivatives Association Master Agreement entered into or, as the context may require, to be entered into, in each case between the Hedging Provider as interest hedging provider and the Borrower as counterparty and includes any schedule to that Master Agreement and any confirmation issued under that Master Agreement, and includes any replacement or amendment thereof approved by the Lenders in accordance with clause 14.3.2 of the Deed of Proceeds and Priorities;

“Hedging Obligations” means, in relation to a Hedging Agreement, all moneys, obligations and liabilities from time to time owing or payable, undertaken or assumed by the Borrower to or in favour of the Hedging Provider under or pursuant to that Hedging Agreement and the Transaction Documents to which the Borrower is a party (or any of them) (for the avoidance of doubt, without prejudice to and after giving effect to any contractual set off and/or netting provisions contained in that Hedging Agreement);

“Hedging Provider” means ING Capital Markets LLC, a limited liability company incorporated in the United States of America under the laws of the state of Delaware having its principal place of business at 1325 Avenue of the Americas, New York, NY 10019, United States of America, in its capacity as hedging provider, and includes its successors in title;

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“Hedging Receipts” means, in relation to a Hedging Agreement, all amounts from time to time payable to the Borrower under and pursuant to that Hedging Agreement (for the avoidance of doubt, without prejudice to and after giving effect to any contractual set off and/or netting provisions contained in that Hedging Agreement), including all Swap Receipts;

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which the first is a Subsidiary;

“Hull” means the hull on which the completed Rig will be based, in the condition it was in prior to commencement of the Project;

“Hull Cost” means the total cost of the acquisition of the Hull being two hundred million Dollars ($200,000,000);

“Hull Facility Limit” means an amount of seventy three million Dollars ($73,000,000), as the same may be reduced pursuant to any provision of this Agreement;

“Hull Value” means the market value of the Hull determined by the average of three market valuations, one provided by each of Tecnitas do Brasil, Fearnley Offshore LLC and R.S. Platou USA;

“Incapacity” means, in relation to any person, any Insolvency Event, amalgamation, reconstruction or other incapacity of that person whatsoever (and, in the case of a partnership, includes the termination or change in the composition of that partnership);

“Indebtedness” means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

“Indemnified Persons” shall have the meaning given to that term in clause 12.3 (General operating indemnity);

“Information Memorandum” means the Information Memorandum in the form authorised by Constellation and distributed by the Arranger at the request of the Sponsor and the Borrower in connection with the Project and the Project Documents;

“Initial Charter Hire Date” means the date upon which the first payment of Charter Rate is due and payable under the Charter;

“Initial Security Documents” means the Pre-Completion Guarantee, the General Assignment, the Sponsor Assignment, the Deed of Proceeds and Priorities, the Mortgage, the Builder Acknowledgement, the Deed of Undertaking, the Accounts Pledge, the Borrower Share Pledge, the Head Charterer Partnership Pledge, each Power of Attorney, the Letter of Authorisation, the Notices of Assignment and all other documents, notices and acknowledgements issued pursuant thereto or required thereby;

“Insolvency Event” means, in relation to any person, the occurrence of any of the following events:

(a)	Insolvency: that person is unable to pay its debts as they fall due or admits its inability to pay its debts as they mature or suspends or threatens to suspend making payment of all or a substantial part of its Indebtedness or makes a general assignment for the benefit of creditors or is subject to or applies for winding-up or liquidation proceedings or is successfully put into forced or voluntary liquidation (except for the purposes of a voluntary reorganisation not involving the insolvency of that person and previously agreed in writing by the Facility Agent acting in accordance with the instructions of the Majority Lenders); or

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(b)	Winding up: any order is made, petition is presented, resolution is passed or other act or action is taken for the winding-up, liquidation, administration or other formal insolvency of that person under any applicable law, whether now or hereafter in effect (save where the petition presented is frivolous or vexatious and is dismissed within a period of twenty two (22) Banking Days);

(c)	Appointment of receivers and managers: any administrative or other receiver is appointed of that person or any substantial part of its assets or any other steps (except for any frivolous or vexatious steps which are dismissed within a period of twenty two (22) Banking Days) are taken to enforce any Encumbrance over all or any material part of the assets of that person;

(d)	Seizure: all or a substantial part of the assets of that person are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity;

(e)	Analogous proceedings: there occurs, in relation to that person in any jurisdiction, any event which corresponds with, or has an effect equivalent or similar to, any of the events mentioned in the foregoing paragraphs;

“Insolvency Official” in respect of any person, means any liquidator, receiver, administrator and/or manager or administrative receiver, trustee or similar officer appointed in respect of that person, whether appointed by a creditor, pursuant to any statute, by a court or other tribunal or otherwise, for the purpose of recovering, realising, distributing or disposing of any of the assets or undertaking of that person;

“Insurance Consultant” means such suitably qualified person or persons from time to time appointed by the Facility Agent (following consultation with the Sponsor) to advise the Beneficiaries in connection with the Insurances;

“Insurance Proceeds” means the proceeds of any Insurances;

“Insurances” means all policies and contracts of insurance (which expression includes all entries of the Rig in a protection and indemnity or war risks association and any business interruption or loss of earnings insurance in respect of the Charter Rate and any confiscation and expropriation insurance (whether such risks are covered by the entry of the Rig in a war risks association or by way of separate policies)) which are from time to time in place or taken out or entered into in respect of the Rig or her earnings (but excluding any policies and contracts of insurance taken out or entered into by the Security Trustee or by any of the Beneficiaries for the sole benefit of the Beneficiaries) or otherwise howsoever in connection with the Rig and all benefits thereof (including claims of whatsoever nature and return of premiums), including, without limitation, the insurances more particularly described in clause 9 of the General Assignment;

“Intellectual Property” means:

(a)	any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and

(b)	the benefit of all applications and rights to use such assets of each Security Party;

“Intercompany Construction Interest Advance” means an Advance made pursuant to clause 4.1 and specified as the Intercompany Construction Interest Advance in the relevant Drawdown Notice;

“Intercompany Construction Loan” means the aggregate principal amount advanced to the Borrower pursuant to the Intercompany Construction Loan Agreement;

“Intercompany Construction Loan Agreement” means the loan agreement dated 7 September 2006 made between Constellation and the Borrower (then known as Tessone Ventures S.A.) pursuant to which Constellation agreed to advance certain amounts to the Borrower in order to finance part of the Project Cost;

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“Intercompany Construction Loan Repayment Date” means the date upon which the Principal Construction Balance becomes repayable, as evidenced to the satisfaction of the Facility Agent;

“Intercompany Construction Principal Advance” means an Advance made pursuant to clause 4.1 and specified as the Intercompany Construction Principal Advance in the relevant Drawdown Notice;

“Intercompany Hull Loan” means the aggregate principal amount advanced to the Borrower pursuant to the Intercompany Hull Loan Agreement;

“Intercompany Hull Loan Agreement” means the loan agreement dated 7 September 2006 made between Constellation and the Borrower (then known as Tessone Ventures S.A.) pursuant to which Constellation has advanced certain amounts to the Borrower in order to finance the Hull Cost;

“Intercompany Loan Agreements” means together the Intercompany Hull Loan Agreement and the Intercompany Construction Loan Agreement;

“Intercompany Principal Advances” means together the First Intercompany Hull Advance, the Second Intercompany Hull Advance and the Intercompany Construction Principal Advance;

“Interest Advance” means each Advance in respect of interest and/or Commitment Fee (in each case, payable pursuant to this Agreement) as permitted in accordance with, and deemed made pursuant to, clause 4.2;

“Interest Facility Limit” means an amount of twenty two million Dollars ($22,000,000), as the same may be reduced in accordance with any provision of this Agreement;

“Interest Payment Date” means the last day of an Interest Period;

“Interest Period” in relation to any Advance or the Loan, means each period for the calculation of interest in respect of that Advance or the Loan ascertained in accordance with clause 5.2;

“Interim Payment” means any payment made by Constellation after the date of this Agreement of any Project Cost, as evidenced to the satisfaction of the Facility Agent;

“ISM Code” means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention constituted pursuant to Resolution A.741(18) of the International Maritime Organisation and incorporated into the Safety of Life at Sea Convention, and includes any amendment of the foregoing and any regulation issued pursuant to the foregoing;

“ISPS Code” means the International Ship and Port Facility Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

“ISS Certificate” means, if and whenever the same is required by applicable law and/or pursuant to or for the purposes of the Insurances, the International Ship Security Certificate for the Rig issued in accordance with the ISPS Code;

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors; and

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(b)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any of the legal opinions provided pursuant to clause 3;

“Lenders” means together:

(a)	as of the date of this Agreement, the banks and financial institutions listed in Schedule 1 of this Agreement;

(b)	any Transferee of any of the banks and financial institutions referred to in (a) above (in accordance with clause 15.3 (Transfer) of this Agreement); and

(c)	any Transferee of any such Transferee referred to in (b) above,

and in each case includes their successors in title;

“Letter of Authorisation” means a letter from the Charterer addressed to the Security Trustee whereby the Charterer consents to the assignment of all amounts payable by the Charterer under the Charter, in the Agreed Form;

“Liability Insurance Proceeds” means the proceeds of the Insurances received in respect of protection and indemnity risks;

“LIBOR” means, in relation to a particular period:

(a)	the offered rate for deposits of the relevant currency for a period approximately equivalent to such a period at or about 11.00 a.m. (London time) on the second Quotation Day before the first day of such period as displayed on Reuters page LIBOR01 (British Bankers’ Association Interest Settlement Rates) (or such other page as may replace such page LIBOR01 on such system or on any other system of the information vendor for the time being designated by the British Bankers’ Association to calculate the British Bankers’ Association Interest Settlement Rate (as defined in the British Bankers’ Association Recommended Terms and Conditions dated August, 1985)); or

(b)	if on such date no such rate as is mentioned in paragraph (a) above is displayed, LIBOR for such period shall be the arithmetic mean (expressed as a percentage rounded upwards, if necessary, to five decimal places) of the rates respectively quoted to the Facility Agent by each of the Reference Banks at the request of the Facility Agent (or, if not all the Reference Banks provide a quotation when requested, the arithmetic mean of the rates which are quoted) as such Reference Bank’s offered rate for deposits of the relevant currency in an amount approximately equal to the amount in respect of which LIBOR is to be determined for a period approximately equivalent to such period to prime banks in the London Interbank Market at or about 11.00 a.m. (London time) on the second Quotation Day before the first day of such period;

“Liquidated Damages” means any monies payable or paid under or pursuant to the Construction Contract or a Material Contract in relation to or as compensation for any delay or failure in performance by any Project Counterparty;

“Loan” at any time, means the aggregate of the Advances drawn down or made or deemed to be drawn down or made under this Agreement which remain outstanding at that time;

“Loss of Earnings Insurances” means the insurance (if any) effected by or on behalf of the Head Charterer in relation to any loss of earnings or business interruption in respect of the Rig and/or the Charter which insurance shall:

(a)	at all times be for a period of at least two hundred and seventy (270) days in each year;

(b)	be subject to a waiting period of not more than ninety (90) days;

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(c)	be for an amount which is sufficient to discharge in full all interest payable hereunder in respect of the Loan during the period for which amounts are payable under such insurance; and

(d)	otherwise comply with the requirements of clause 9 of the General Assignment;

“Loss of Earnings Proceeds” means all of the proceeds of and all other moneys received under or in respect of any Loss of Earnings Insurances;

“Loss Payable Clause” means the provisions regulating the manner of payment of sums receivable under the Insurances which are to be incorporated in the relevant insurance documents, such Loss Payable Clause to be in the form set out in Schedule 2 to the General Assignment or in such other form as may from time to time be reasonably required by the Security Trustee acting on the instructions of the Majority Lenders;

“Losses” means all losses, liabilities, costs, charges, expenses, damages and outgoings of whatsoever nature (including without limitation, Taxes (but excluding taxes levied on the overall income or profits of any Beneficiary in the jurisdiction in which its principal or Facility Office under this Agreement is located), stamp duties and other duties or charges, registration fees, repair costs, insurance premiums, fees of insurance advisors and technical consultants, printing costs, out-of-pocket expenses and fees and disbursements of legal counsel, together with any value added or similar tax payable in respect thereof);

“Majority Lenders” means at any relevant time (a) Lenders the aggregate of whose Contributions equal or exceed sixty-six and two-thirds per cent. (66.66%) of the Loan at that time or (b) if no Advance has been made, Lenders the aggregate of whose Commitments at that time equal or exceed sixty-six and two-thirds per cent. (66.66%) of the Total Commitments at that time or, if all of the Commitments have been reduced to zero at or prior to that time, Lenders the aggregate of whose Commitments immediately prior to that reduction equalled or exceeded sixty-six and two-thirds per cent. (66.66%) of the Total Commitments as at that time;

“Management Agreement” means the management agreement entered, or to be entered into, between the Manager, as manager and the Borrower whereby the Borrower appoints the Manager as its manager of the Project in the Agreed Form;

“Management Fees” means the amount of fees payable by the Borrower or in relation to the Project pursuant to the Management Agreement;

“Manager” means Constellation Services Ltd. (formerly Tabarelli Equities S.A.), a company incorporated under the laws of the British Virgin Islands, with company number 1028854, and with its principal office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands, or any other wholly owned Subsidiary of Constellation approved by the Facility Agent;

“Mandatory Cost” means the percentage rate per annum calculated by the Facility Agent in accordance with Schedule 8 to this Agreement;

“Manuals and Technical Records” means all books, records, logs, manuals, handbooks, technical data, plans, drawings and other materials and documents (whether or not kept or required to be kept in compliance with any applicable laws or the requirements of the Classification Society) relating to the Rig;

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“Margin” means:

(a)	one point five five percent. (1.55%) per annum up to the Margin Reduction Date;

(b)	thereafter zero point nine five per cent. (0.95%) per annum;

“Margin Reduction Date” means the date on which each of the conditions specified in paragraph 10 of Part 4 of Schedule 3 and paragraphs 2, 5, 7(a), 7(b), 7(c) and 11 of Part 5 of Schedule 3 have been satisfied in full;

“Material Adverse Effect” means any event or circumstance (or combination of events or circumstances) the effect of which is or could reasonably be expected to be materially adverse to:

(a)	the ability of any Security Party to perform any of its material obligations under or otherwise to comply with the terms of the Transaction Documents at the time and in the manner stipulated therein; or

(b)	the validity or enforceability of, or the effectiveness or ranking of any security granted or purporting to be granted pursuant to any of, the Facility Documents or the rights or remedies of any Beneficiary under any of the Facility Documents;

“Material Contract” means any contract, agreement or arrangement entered into or to be entered into in relation to the Project which contract, agreement or arrangement has a value in excess of five million Dollars ($5,000,000) and includes (without limitation) the Construction Contract;

“Measurement Period” for the purposes of any Bulletin of Measurement means each consecutive period commencing upon the twenty sixth day of a month up to and including the twenty fifth day of the following month;

“Minimum Debt Service Reserve Amount” means, at any time, an amount equal to the Debt Service Amount for the period of three (3) months commencing at that time;

“Mobilisation Costs” means any of the costs referred to in Clause 5 of the Charter which are actually incurred by (including any amount invoiced to) the Head Charterer but shall exclude, for the avoidance of doubt, any Transportation Costs;

“Mobilisation Fees” means any amount actually received by the Head Charterer in respect of the Mobilisation Costs, as contemplated by clause 5.1.1 and Ref. 106 (UNIT Mobilization) of Attachment II of the Charter;

“month” means a period beginning in one calendar month and ending in the relevant later calendar month on the day numerically corresponding to the day of the calendar month in which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such later calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in such later calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“Mortgage” means the first priority mortgage over the Rig executed or to be executed by the Borrower in favour of the Security Trustee and registered or to be registered against the Rig in accordance with all applicable law in the Flag State and in Brazil;

“NCC” means the Netherlands Civil Code (Burgerlijk Wetboek);

“Non-Payment Event” means that the Charterer fails to pay the Charter Rate in full under the Charter when due other than where the reduced or suspended payment of the Charter Rate arises as a result of:

(a)	deductions permitted by the Charter as a consequence of the occurrence of a Force Majeure Event;

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(b)	deductions permitted by the Charter as a consequence of the occurrence of a Charter Rate Reduction Event or Exemption from Payment Event (whether or not the amount of such deduction is disputed);

(c)	deductions which are made by the Charterer following the occurrence of an event or circumstance alleged by the Charterer to be a Charter Rate Reduction Event, Exemption from Payment Event or a Force Majeure Event where the classification of that event or circumstance as a Charter Rate Reduction Event, an Exemption from Payment Event or a Force Majeure Event is disputed by the Head Charterer; and

(d)	other deductions made by the Charterer which are disputed by the Head Charterer as not being validly or properly made or which the Head Charterer contends are not permitted by the Charter,

provided that in order for such disputed deductions referred to in (c) or (d) above to be disregarded for the purpose of establishing whether a Non-Payment Event has occurred, the Facility Agent (acting after consultation with, and on the instructions of, the Majority Lenders in their absolute discretion) must be satisfied that such disputed deductions (i) are not material or (ii) are not applied or levied on a consistent basis by the Charterer or (iii) are based on reasonable commercial practices (having due regard to the terms of the Charter);

“Notice of Assignment” means, as the context may require, a notice of assignment in the form set out in the relevant Part of Schedule 1 to the General Assignment or the Sponsor Assignment or a notice of assignment in such form and terms as the Facility Agent may reasonably require (which may incorporate an acknowledgement thereof);

“Off Hire Allowance” means:

(a)	the period of five (5) days in each contractual year during which Charter Rate (at the standby rate) shall be paid notwithstanding any interruption in the operation of the Rig which occurs as a consequence of the docking of the Rig as described in paragraph 3 of Attachment II to the Charter; or

(b)	the period of thirty (30) minutes in each day during which Charter Rate (at the standby rate) shall be paid notwithstanding any interruption in the operation of the Rig which occurs as a consequence of the lubrication of the Rig as described in paragraph 4 of Attachment II to the Charter;

“OIM” means the offshore installation manager of the Rig;

“Operating Costs Allowance” means the amount equal to 8.5% of the Charter Rate from time to time;

“Operating Services Agreement” means the agreement entered into, or to be entered into, by the Sponsor and the Manager whereby the Manager agrees to provide some or all of the services referred to in the Sub-Contract Agreement;

“Operational Covenants” means:

(a)	clause 10.2.2 (Authorisations), clause 10.2.6 (Action of the Borrower) and clause 10.2.7 (Compliance with laws and regulations);

(b)	clause 14.2.2 (Authorisations and Licences), clause 14.2.5 (Information concerning the Project), clause 14.2.7 (Action of the DPP Parties), clause 14.2.8 (Compliance with laws and regulations), clause 14.2.18 (Project Manager), clause 14.2.20 (Further Assurance), clause 14.2.22 (Security Rights), clause 14.2.23 (Enforcement of Security), clause 14.2.24 (Operator) and clause 14.4 (Technical Adviser) of the Deed of Proceeds and Priorities;

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(c)	clause 8.2.2 (Authorisations and Licences), clause 8.2.4 (Information concerning the Project), clause 8.2.6 (Action of the Undertaking Parties), clause 8.2.7 (Compliance with laws and regulations), clause 8.2.15 (Project Manager), clause 8.2.17 (Further Assurance), clause 8.2.19 (Security Rights), clause 8.2.20 (Enforcement of Security), clause 8.2.21 (the Operator) and clause 11 of the Deed of Undertaking;

(d)	clause 5.1.9, clause 5.1.10, clause 5.1.13, clause 5.1.15, clause 7 (Covenants in relation to the Rig and Charter) and clause 9 (Insurance Provisions) of the General Assignment; and

(e)	clause 5.1.7, clause 5.1.8 and clause 5.1.11 of the Sponsor Assignment;

“Operations Rate” means the full amount of the daily rate and any other amounts payable under the Services Agreement in Brazilian Reals;

“Original Financial Statements” means:

(a)	in relation to the Sponsor and Constellation, its consolidated audited financial statements for its Financial Year ended 31 December, 2006; and

(b)	in relation to the Borrower and the Head Charterer, its audited financial statements for its Financial Year ended 31 December, 2006;

“Original Schedule of Minimum Repayment Amounts” means Schedule 6 of this Agreement;

“Parent Guarantee” means the corporate guarantee issued by the Parent Guarantor in favour of the Borrower pursuant to the Construction Contract;

“Parent Guarantor” means Jurong Shipyard Inca;

“Parent Sponsor” means Queiroz Galvão S.A., a company organised under the laws of Brazil, with its registered office at Av Rio Branco, 156, room 3001-part, Rio de Janeiro, RJ;

“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union;

“Partners” means together the Head Charterer General Partner and the Head Charterer Limited Partner;

“Performance Period” means the period of twelve (12) months commencing on the Charter Date of Acceptance provided that if, during that twelve (12) month period (“Initial Period”) the Head Charterer, the Borrower, the Sponsor and/or the Rig has not performed as contemplated in clause 9.2.1(a) or (b) of the Deed of Undertaking, as the case may be, the Performance Period shall terminate on the later to occur of the date of expiry of that Initial Period and the date on which each of the following conditions are satisfied: (i) during the period of forty five (45) days ending on that date, the amount of Charter Rate being paid daily by the Charterer was, on average, not less than ninety five per cent. (95%) of the full Charter Rate provided that, for the purposes of calculating that forty five (45) day period and that ninety five per cent. (95%) figure, any day on which the provisions of Ref 104 (Standby Rate) or Ref 105 (Moving Rate) of Attachment II of the Charter are applicable shall be ignored, and provided further that, in relation to the calculation of the ninety five per cent. (95%) figure, any payment made pursuant to the provisions of Ref 103 (Rate Additional) of Attachment II of the Charter shall be taken into account; and (ii) during the period of forty five (45) days referred to in sub-paragraph (i), the Rig was being continuously operated pursuant to the Charter at the direction of the Charterer;

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“Period of Off Hire” means any period during which an Exemption from Payment Event under the Charter has occurred and is continuing;

“Permitted Amendment” means:

(a)	any amendment to the Project Documents or any of them by way of change order or written amendment which relates to matters of a purely technical and/or operational nature and which would not, or would not reasonably be expected to:

(i)	require the Borrower or any other Security Party to effect or otherwise result in a material structural alteration to the Rig or affect the safety or structural integrity thereof;

(ii)	result in any change in the amount, calculation, method or timing of payment of the Charter Rate and any rate addition or performance bonus or fines relating to the Rig or Management Fees;

(iii)	result in any change in the method of the measurement of the performance by the Rig, the Borrower and/or the Head Charterer;

(iv)	result in any increase in the total aggregate amount payable under any Project Document by more than the lower of twelve million five hundred thousand Dollars ($12,500,000) and ten per cent. (10%) of that total aggregate amount and/or result in any total aggregate delay in the expected Date of Yard Acceptance or Charter Date of Acceptance in excess of forty five (45) days or delay the expected Charter Date of Acceptance beyond 11 June 2009;

(v)	result in any change to the termination provisions thereof;

(vi)	result in any change to the definition of force majeure or the application of the force majeure provisions therein;

(vii)	result in an extension of the period during which the Borrower or any other Security Party has obligations thereunder and/or the date by which the relevant Project Counterparty is obliged to have performed any of its obligations thereunder;

(viii)	result in any change to the insurance requirements thereof or the introduction of new insurance limits or requirements therein;

(b)	any waiver or consent under or in respect of the documents comprising the Rig Rights which would not adversely affect (i) the amount or timing of receipt of any proceeds in respect of the Rig Rights or (ii) the rights or interests of the Beneficiaries or any of them therein;

(c)	any amendment permitted under clause 14.3.2 of the Deed of Proceeds and Priorities; (d) any extension of the term of the Charter;

“Permitted Encumbrance” means:

(a)	any Encumbrance in favour of the Security Trustee and/or any of the Beneficiaries created pursuant to the Security Documents;

(b)	any lien arising in the ordinary course of business or operation of the Rig by statute or by operation of law in respect of obligations which are not overdue or which are being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided) so long as any such proceedings or the continued existence of such lien do not in the opinion of the Facility Agent involve any likelihood of the sale, forfeiture or loss of, or of any interest in, the Rig or any Total Loss Proceeds;

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(c)	any Encumbrance arising out of any claims, judgments, or awards against a Security Party which are being contested in good faith by that Security Party or which are the subject of a pending appeal (and for the payment of which adequate reserves have been provided) so long as any such claims, judgments or awards or the continued existence of such Encumbrance do not in the reasonable opinion of the Facility Agent involve any likelihood of the sale, forfeiture or loss of, or of any interest in, the Rig or any Total Loss Proceeds; and

(d)	Permitted Liens;

“Permitted Interest Payments” means any payments which the Borrower is required to make to the Hedging Provider pursuant to the terms of the Hedging Agreements (subject always to any terms thereof permitting the netting, between the Borrower and the Hedging Provider, of amounts based upon, on the one hand, a floating interest rate and, on the other hand, the Fixed Rate) (each a “Permitted Interest Payment”);

“Permitted Liens” means:

(a)	any repairer’s or outfitter’s possessory lien for a sum in aggregate at any time not (except with the prior written consent of the Facility Agent) exceeding fifteen million Dollars ($15,000,000) and, during the period until the date on which the Rig is delivered to the Borrower by the Builder under the Construction Contract, shall include (i) any possessory lien of the Builder (or either of them), and (ii) any contractual title retention arrangement pursuant to any contract, agreement or arrangement entered into in relation to the Project which is not a Material Contract;

(b)	any lien on the Rig for master’s, OIM’s, officer’s or crew’s wages arising in accordance with usual maritime practice which are not overdue; and

(c)	any lien for salvage;

“Place of Construction” means latitude: 22°52.478 S and longitude: 043°07.780 W;

“Port of Registry” means the port in the Flag State where the Rig is from time to time registered;

“Power of Attorney” means each security power of attorney granted by the Borrower or the Head Charterer to the Security Trustee (on behalf of the Beneficiaries), pursuant to which each of the Borrower and the Head Charterer appoints or, as the context may require, will appoint the Security Trustee as its attorney for the purposes of, inter alia, effecting the termination of the Charter and the repossession of the Rig, in the Agreed Form;

“Pre-Completion Guarantee” means the guarantee and indemnity in the Agreed Form granted or, as the context may require, to be granted jointly and severally by the Sponsor and Constellation in favour of the Security Trustee and shall include the Pre-Completion Guarantee Supplement if and when executed by the Parties thereto;

“Pre-Completion Guarantee Proceeds” means any proceeds of the Pre-Completion Guarantee;

“Pre-Completion Guarantee Release Date” means the date upon which the Pre-Completion Guarantee is released and discharged unconditionally by the Security Trustee in accordance with clause 2.13 of the Pre-Completion Guarantee;

“Pre-Completion Guarantee Supplement” means the supplement to the Pre-Completion Guarantee entered into or, as the context may require, to be entered into by the Sponsor, Constellation, the Security Trustee and the Facility Agent in the form of Schedule 12, or such other form as the Facility Agent shall agree;

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“Principal Advances” means the First Intercompany Hull Advance, the Second Intercompany Hull Advance, the Intercompany Construction Principal Advance and each Principal Construction Advance (each a “Principal Advance”);

“Principal Construction Advance” means an Advance made pursuant to clause 4.1 and specified as a Principal Construction Advance in the relevant Drawdown Notice;

“Principal Construction Balance” means the principal outstanding under the Intercompany Construction Loan as of the date of the Drawdown Notice for the First Advance, as evidenced to and agreed by the Facility Agent;

“Principal Facility Limit” means the aggregate of the Hull Facility Limit and the Construction Facility Limit;

“Principal Hull Balance” means the principal outstanding under the Intercompany Hull Loan as of the date of the Drawdown Notice for the First Advance, as evidenced to and agreed by the Facility Agent;

“Proceeds” means:

(a)	all Final Disposition Proceeds;

(b)	all Total Loss Proceeds and all Restricted Proceeds;

(c)	all Requisition Compensation;

(d)	following the occurrence of an Event of Default, all Earnings Account Receivables, all Debt Service Reserve Account Receivables, all Proceeds Account Receivables, all Project Account Receivables and all Loss of Earnings Proceeds; and

(e)	all and any other monies, property and other assets representing or deriving from all or any of the Secured Property and the Collateral;

“Proceeds Account” means the interest bearing Dollar account in the joint names of the Borrower and the Head Charterer opened or, as the context may require, to be opened with the Account Bank designated “Proceeds Account”, with account number 02.01.45.942 and includes any redesignation and sub-accounts thereof;

“Proceeds Account Receivables” means:

(a)	all Proceeds;

(b)	all Liquidated Damages;

(c)	all other amounts which are from time to time required, pursuant to the terms of the Facility Documents, to be deposited in the Proceeds Account;

“Proceeds Application Event” means:

(a)	the occurrence of a Termination Date; or

(b)	the Borrower becomes obliged to pre-pay the Facility pursuant to any provision of clauses 6.4 and 6.5;

“Project” means the upgrade of the Rig in accordance with the Construction Contract and all other Material Contracts, including, without limitation, so that the Rig complies with the Specifications, and the transportation or movement of the Rig from the Place of Construction to its initial Approved Location in a condition which satisfies the requirements of the Charter;

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“Project Account” means the interest bearing Dollar account in the joint names of the Borrower and the Borrower opened or, as the context may require, to be opened with the Account Bank designated “Project Account”, with account number 02.01.45.950 and includes any redesignation and sub-accounts thereof;

“Project Account Receivables” means:

(a)	all Earnings (other than Mobilisation Fees and Swap Receipts) received prior to the Initial Charter Hire Date;

(b)	all Principal Advances, all Swap Advances and the Intercompany Construction Interest Advance;

(c)	all Equity provided to the Borrower after the date hereof to enable the Borrower to meet its obligations under the Transaction Documents; and

(d)	all other amounts which are from time to time required, pursuant to the terms of the Facility Documents, to be deposited in the Project Account;

“Project Cost” means, at any time, the costs, expressed in Dollars, of the completion of the Project (being costs identified in the most recent Budget at that time, which will include, for the avoidance of doubt, the amount of any Project Cost Over Run at that time, any Transportation Costs and any Management Fees, but shall exclude the Hull Cost and any Mobilisation Costs);

“Project Cost Over Run” means:

(a)	the amount by which Project Cost exceeds or will exceed the Construction Facility Limit; or

(b)	the amount by which the aggregate amount of interest and Commitment Fee payable pursuant to this Agreement plus the amount of the Intercompany Construction Interest Advance exceeds or will exceed the Interest Facility Limit; or

(c)	the amount by which the Mobilisation Costs exceed the Mobilisation Fees; or

(d)	the amount by which the Charter Compensation exceeds or will exceed the Liquidated Damages;

“Project Counterparties” means together:

(a)	the Charterer;

(b)	the Head Charterer;

(c)	the Sponsor;

(d)	each Builder;

(e)	the Parent Guarantor;

(f)	each party (other than a Security Party) to any Material Contract,

and “Project Counterparty” means any of them;

“Project Documents” means the Construction Contract, each Material Contract, the Services Agreement, the Charter, the Bareboat Charter, the Parent Guarantee, the Management Agreement, the Sub-Contract Agreement and the documents described in more detail in Schedule 7 hereto and any change orders or other deed, document, agreement or instrument amending, varying, supplementing, ratifying, confirming, extending or renewing any of the foregoing documents or any of the terms and conditions thereof or consenting to the amendment or variation of the terms and conditions thereof;

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“Project Expenditure Certificate” means a certificate in the form and terms set out in Schedule 10 to this Agreement;

“Quarter Date” means each 31 January, 30 April, 31 July and 31 October;

“Quarter Period” means each period commencing upon the day following a Quarter Date up to and including the next following Quarter Date;

“Quotation Day” means a day (other than Saturday or Sunday) on which banks are open for normal banking business in London;

“Receipts” means, in relation to any Application Date, all (if any) amounts which are actually applied under clauses 5.2.2 to 5.2.7 (inclusive) of the Deed of Proceeds and Priorities on that Application Date (other than any amounts applied out of the Debt Service Reserve Account);

“Receivables” means:

(a)	all Proceeds;

(b)	all Insurance Proceeds;

(c)	all Liability Insurance Proceeds;

(d)	all Loss of Earnings Proceeds;

(e)	all Earnings Account Receivables; and

(f)	all Debt Service Reserve Account Receivables;

“Receivables Acknowledgement” means the acknowledgement issued or to be issued by the Charterer to the Security Trustee in respect of the assignment by the Head Charterer of all receivables under the Charter pursuant to the General Assignment, in the form set out in Part 5 of Schedule 1 of the General Assignment;

“Reference Banks” means, in relation to LIBOR, the head offices of ING Bank N.V., Calyon and Bayerische Hypo - und Vereinsbank AG and, in relation to the Mandatory Cost, means the principal London offices of ING Bank N.V., Calyon and Bayerische Hypo - und Vereinsbank AG;

“Regulatory Authority” means the Classification Society, The Liberian Maritime Authority and each other applicable regulatory authority in Brazil (including, but not limited to (a) the Federal Revenue Secretariat (Customs) (a department of the Ministry of Finance) (b) Central Bank of Brazil, (c) DECEX - Department of Foreign Trade Operations, (d) National Council of Immigration, (e) Directorate of Ports and Coasts (f) IBAMA - Brazilian Institute of Environment and Natural Restorable Resources, (g) Ministry of Aeronautics and (h) ANVISA - National Board of Sanitary Vigilance) or in Liberia or elsewhere or as the case may be, such other body carrying out the functions which are carried out by the Classification Society or The Liberian Maritime Authority or such other body either in Brazil or in any other location in which the Rig is operated;

“Related Company” in relation to any person means (i) any Subsidiary for the time being of such person, (ii) any company or other entity of which such person is for the time being a Subsidiary and (iii) any Subsidiary for the time being of any such person referred to in (ii) above;

“Relevant Environmental Claim” means, in relation to a Security Party, an Environmental Claim that has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against that Security Party or any of its Subsidiaries if, in the case of the Sponsor and its Subsidiaries and Constellation and its Subsidiaries only, that Environmental Claim could if successful have a Material Adverse Effect;

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“Relevant Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled or has a permanent establishment;

“Relevant Obligations” (i) of the Borrower, means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower to or in favour of the Beneficiaries (or any of them) under or pursuant to this Agreement and all other monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower or by any other Security Party to or in favour of the Beneficiaries (or any of them) or to the Security Trustee on their behalf under or pursuant to any other Transaction Document, and (ii) of any other Security Party, means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by that Security Party or by any other Security Party to or in favour of the Beneficiaries (or any of them) or to the Security Trustee on their behalf under and pursuant to any Facility Document and all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by that Security Party or by any other Security Party (including the Borrower) under or pursuant to any other Transaction Document;

“Relevant Substance” means and includes oil and its products and any other substance whatsoever (whether in a solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) or waste (as defined in the Environmental Protection Act 1990) which is capable of causing harm to man or any other living organism supported by the Environment, or damaging the Environment or public health or welfare and whose release into the Environment is regulated or prohibited by Environmental Law;

“Repeating Representations” means, for the purposes of this Agreement, clauses 9.1, 9.2, 9.3.2, 9.3.3, 9.4, 9.5, 9.6, 9.11, 9.13, 9.17, 9.18, 9.19, 9.20, 9.21, 9.22, 9.23, 9.24, 9.25, 9.27, 9.30, 9.31, 9.32, 9.33 and 9.34 of this Agreement and for the purposes of the Deed of Proceeds and Priorities, means clauses 13.1, 13.2, 13.3.2, 13.3.3, 13.4, 13.5, 13.6, 13.11, 13.13, 13.16, 13.17, 13.18, 13.19, 13.20, 13.21, 13.22, 13.23, 13.24, 13.25, 13.27, 13.30, 13.31, 13.32, 13.33 and 13.34 of the Deed of Proceeds and Priorities;

“Replacement Schedule of Minimum Repayment Amounts” means any replacement Schedule of Minimum Repayment Amounts calculated by the Facility Agent in accordance with clause 6.8;

“Required Amount” for any Application Date means the amount set out opposite that Application Date in the Schedule of Minimum Repayment Amounts and “Required Amounts” means any or all of them;

“Requisition Compensation” means all sums of money or other compensation from time to time payable during the Security Period by reason of the Compulsory Acquisition of the Rig;

“Restricted Proceeds” means any Insurance Proceeds or Rig Rights Proceeds if the full amount of the same exceeds the Casualty Amount;

“Rig” means the semi submersible drilling rig more particularly described in the Construction Contract;

“Rig Rights” means all rights, including, without prejudice to the foregoing, the benefit of all warranties and indemnities, to which the Borrower may from time to time be entitled from any Builder, manufacturer, sub-contractor, supplier or repairer in respect of the manufacture, supply, condition, design, conversion, installation or operation of the Rig or any part thereof, whether under or pursuant to the Construction Contract or any Material Contract or otherwise, and shall include any Guarantee Rights, as more particularly described in Schedule 7;

“Rig Rights Proceeds” means the proceeds of all Rig Rights;

“ROF” means the Registro da Operaçao Financeira required pursuant to the Charter to enable payments of the Charter Rate to be remitted in Dollars to the Earnings Account or another account of the Head Charterer outside Brazil;

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“Schedule of Minimum Repayment Amounts” means at any time the Original Schedule of Minimum Repayment Amounts or, if at such time a Replacement Schedule of Minimum Repayment Amounts has been substituted therefor pursuant to and in accordance with clause 6.8 (Replacement of Schedule of Minimum Repayment Amounts), the latest Replacement Schedule of Minimum Repayment Amounts;

“Second Intercompany Hull Advance” means an Advance made pursuant to clause 4.1 and specified as the Second Intercompany Hull Advance in the relevant Drawdown Notice;

“Secured Obligations” means the obligations of the Borrower and each other Security Party to the Beneficiaries or any of them under this Agreement and the other Facility Documents and includes such obligations in respect of all sums of money (including, without limitation, the Loan and interest accrued and accruing thereon) from time to time owing to the Beneficiaries or any of them, whether actually or contingently and whether or not due and payable, under this Agreement and the other Facility Documents or any of them (disregarding for this purpose the provisions of clause 22 of the Deed of Proceeds and Priorities, clause 19 of the Deed of Undertaking and any analogous provision of any other Facility Document) and includes the obligations of the Charterer to the Beneficiaries under Charterer Acknowledgement (if executed by the Charterer) and the obligations of the Builder to the Beneficiaries under the Builder Acknowledgement;

“Secured Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future, actual or contingent) constituted by and conferred upon the Beneficiaries or any of them under or pursuant to the Security Documents and any notices or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Beneficiary in the Security Documents and any notices or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents), (ii) all moneys and other assets paid or transferred to or vested in any Beneficiary or any agent of any Beneficiary or any Insolvency Official or received or recovered by any Beneficiary or any agent of any Beneficiary or any Insolvency Official pursuant to, or in connection with, any of the Security Documents and any notices, or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents, whether from any Security Party (or the Charterer, in the case of the Charterer Acknowledgement, or the Builder, in the case of the Builder Acknowledgement), or any other person and (iii) all moneys, investments, and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Beneficiary or any agent of any Beneficiary or any Insolvency Official in respect of the same (or any part thereof);

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

“Security Documents” means the Pre-Completion Guarantee, the Pre-Completion Guarantee Supplement, the Debt Service Letter of Credit, the Mortgage, the Borrower Share Pledge, the Head Charterer Partnership Pledge, the Accounts Pledge, the General Assignment, the Deed of Proceeds and Priorities, the Deed of Undertaking, the Sponsor Assignment, each Power of Attorney, the Receivables Acknowledgement, the Charterer Acknowledgement, the Builder Acknowledgement, the Notices of Assignment, the Letter of Authorisation and any other deed, document, agreement or instrument executed by any party as security for, or in relation to, its or any other party’s obligations to any of the Beneficiaries including any deed, document, agreement or other instrument amending, varying, supplementing, ratifying, confirming, extending, acceding to or renewing any of the foregoing documents or any of the terms and conditions thereof or consenting to the amendment or variation of the terms and conditions thereof;

“Security Parties” means, at any time, each party (including the Borrower) to any Facility Document which at that time has not been released and discharged by the Security Trustee other than the Beneficiaries, the Account Bank and the Charterer;

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“Security Period” means the period commencing on the date of this Agreement and terminating on the date on which all the Secured Obligations have been paid, repaid, satisfied, performed and discharged in full;

“Security Trustee” means ING Bank N.V. of Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, in its capacity as security trustee for the purposes of the Facility Documents or such other person as may be appointed security trustee pursuant to clause 16.15.2, and includes its successors in title;

“Services Agreement” means the service agreement no. 2050.0028828.07.2 dated 5 February 2007 entered into or to be entered into between the Sponsor and the Charterer relating to the Rig;

“Services Rate” means the whole of the amount payable to the Sponsor per day by the Charterer pursuant to the Services Agreement from time to time;

“Share” in relation to a Lender, means the proportion which that Lender’s Commitment bears to the Total Commitments;

“Shortfall” means, in relation to any Application Date, the amount (if any) by which the Due Amounts in relation to that Application Date exceed the Receipts in relation to that Application Date;

“Skycrest” means Skycrest Overseas Inc., a company incorporated under the laws of the British Virgin Islands with company number 493925 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Specifications” means the Specifications set forth in Exhibit VIII to the Construction Contract;

“Spill” means any actual or threatened emission, spill, release or discharge of any Relevant Substance into the Environment;

“Sponsor” means Queiroz Galvão Óleo e Gás S.A., a company organised under the laws of Brazil, registered under the Tax Roll number 30.521.090/001-27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ, CEP. 20030-010, Brazil;

“Sponsor Assignment” means the assignment in the Agreed Form executed or, as the context may require, to be executed by the Sponsor in favour of the Security Trustee;

“Sponsor Cut-Off Date” means:

(a)	for the purposes of clauses 3, 5, 8.1, 8.2.3, 8.2.5, 8.2.6, 8.2.8, 8.2.9, 8.2.10, 8.2.14, 8.2.16, 8.2.17, 8.2.18, 8.2.19, 8.2.20, 8.2.22, 8.2.23, 8.2.24, 8.3.2(c), 8.3.3, 8.3.4, 8.3.5, 9.1, 10, 13, 14, 15, 16, 17, 18 (to the extent clause 18 relates to any of the other clauses referred to in this paragraph (a)), 19 and (to the extent it relates to any of the other clauses referred to in this paragraph (a)) 20 of the Deed of Undertaking, the earlier to occur of:

(1)	the end of the Security Period;

(2)	the later of (i) ninety (90) days after the date on which the Security Trustee takes action to enforce: (A) the Mortgage; and/or (B) the Borrower Share Pledge; and/or (C) the Head Charterer Partnership Pledge, provided that, in the case of the Head Charterer Partnership Pledge only, the Head Charterer, on the instructions of the Lenders, has not performed its obligations under Sub-Contract Agreement in accordance with its terms, and (ii) the Debt Service Undertaking Release Date;

(b)	for all other purposes, the earliest to occur of:

(1)	the end of the Security Period;

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(2)	the date on which the Services Agreement is terminated by the Charterer;

(3)	the later of (i) ninety (90) days after the date on which the Security Trustee takes action to enforce the Mortgage and/or the Borrower Share Pledge, and (ii) the Debt Service Undertaking Release Date;

“Star Drilling” means Star International Drilling Limited;

“Sub-Contract Agreement” means the operating agreement sub-contract agreement entered into or to be entered into by the Head Charterer and the Sponsor whereby the Sponsor agrees to provide, or procure the provision of, certain services the Head Charterer is obliged to provide pursuant to the terms of the Charter;

“Subsequent Advance” means any Principal Advance drawn down or to be drawn down by the Borrower after the Drawdown Date for the First Advance in accordance with clauses 3 and 4 (and includes the Intercompany Principal Advances);

“Subsidiary” means any company or entity directly or indirectly controlled by another person, for which purpose “control” means either ownership of more than fifty per cent. (50%) of the voting share capital (or equivalent right of ownership) of such company or entity or power to direct its policies and management whether by contract or otherwise;

“Substitute Basis” shall have the meaning given to that term in clause 5.6.2;

“Swap Advance” means an Advance (corresponding to a Swap Payment under the Hedging Agreements) made pursuant to clause 4.1 and specified as a Swap Advance in the relevant Drawdown Notice;

“Swap Payment” means, in relation to a Hedging Agreement and an Interest Payment Date, the amount payable (if any) by the Borrower to or in favour of the Hedging Provider under and pursuant to that Hedging Agreement on that Interest Payment Date in respect of the difference between interest calculated at the Fixed Rate applicable under that Hedging Agreement and interest calculated at the floating rate then applicable under that Hedging Agreement in respect of the Interest Period ending on that Interest Payment Date (after giving effect to any contractual set-off and/or netting provisions contained in that Hedging Agreement), but shall exclude, for the avoidance of doubt, any amount payable to the Hedging Provider by the Borrower under that Hedging Agreement as a result or consequence of any termination of, or default under, that Hedging Agreement;

“Swap Receipt” means, in relation to a Hedging Agreement and an Interest Payment Date, the amount payable (if any) by the Hedging Provider to, or in favour of, the Borrower under and pursuant to that Hedging Agreement on that Interest Payment Date in respect of the difference between interest calculated at the floating rate then applicable under that Hedging Agreement in respect of the Interest Period ending on that Interest Payment Date and interest calculated at the Fixed Rate applicable under that Hedging Agreement (after giving effect to any contractual set-off and/or netting provisions contained in that Hedging Agreement), but shall exclude, for the avoidance of doubt, any amount payable by the Hedging Provider to the Borrower under that Hedging Agreement as a result or consequence of any termination of, or default under, that Hedging Agreement.

“Taxes” includes all present and future taxes, levies, imposts, duties, fees or charges of a similar nature together with interest thereon and penalties in respect thereof and “Tax” and “Taxation” shall be construed accordingly;

“Technical Adviser” means Okeanos BV or any replacement marine surveyor, valuer or other technical consultant appointed by the Facility Agent on behalf of the Lenders (in consultation with the Sponsor) to review the progress of the Project and report to the Lenders in accordance with the scope of work set out in clause 20;

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“Termination Date” means the earliest to occur of:

(a)	the Total Loss Date;

(b)	the date stipulated by the Facility Agent in any notice issued pursuant to clause 11.3 (Acceleration) or, where such notice either declares the Loan to be repayable on demand or does not stipulate a date, the date of that notice;

(c)	the date on which the Total Commitments are reduced to zero pursuant to clause 6.3 (Additional voluntary prepayment);

(d)	the date on which the Borrower is required to make prepayment of the Loan (i) pursuant to clause 6.4 (Mandatory prepayment) (other than any partial mandatory prepayment in accordance with clause 6.4.3) or (ii) pursuant to clause 6.5 (Prepayment on Total Loss); or

(e)	the date specified in any notice given by the Facility Agent pursuant to clause 13.1 (unlawfulness);

“Timbauba” means Timbauba International Ltd., a company incorporated under the laws of the British Virgin Islands with company number 491980 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Total Commitments” means at any relevant time the total of the Commitments of all the Lenders at such time;

“Total Cost” means the aggregate of the Project Cost and the Hull Cost;

“Total Loss” means:

(a)	the actual or constructive or compromised or arranged total loss of the Rig; or

(b)	the Compulsory Acquisition of the Rig; or

(c)	the expiration of one hundred and eighty (180) days after the Rig shall have been requisitioned for use or hire by a Government Entity or other competent authority, whether de jure or de facto;

“Total Loss Date” means the date upon which any of the following occurs or is deemed to occur:

(a)	in the case of an actual total loss of the Rig, at noon (London time) on the actual date on which the Rig was lost or, if such date is not known, on the day on which the Rig was last reported;

(b)	in the case of a constructive total loss of the Rig, upon the date and at the time notice of abandonment of the Rig is given to the insurers of the Rig for the time being (provided a claim for such constructive total loss is admitted by the insurers) or, if the insurers do not admit such a claim, at the date and at the time at which a constructive total loss is subsequently adjudged by a competent court of law to have occurred;

(c)	in the case of a compromised or arranged total loss, the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of the Rig;

(d)	in the case of Compulsory Acquisition, the date upon which the relevant requisition of title or other compulsory acquisition occurs; or

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(e)	in the case of the requisition of the Rig for use or hire by a Government Entity or other competent authority, upon the expiry of the one hundred and eighty (180) day period referred to in paragraph (c) of the definition of “Total Loss”;

“Total Loss Proceeds” means any Insurance Proceeds arising in respect of a Total Loss and any Requisition Compensation received in respect of a Compulsory Acquisition;

“Transaction Documents” means and includes the Facility Documents, the Project Documents, the Intercompany Loan Agreements, the Management Agreement and the Sub-Contract Agreement and shall include any other deed, document, agreement or instrument executed under pursuant to or in connection with any of the foregoing documents, including any deed, document, agreement or instrument amending, varying, confirming, extending or renewing any of the foregoing documents or any terms and conditions thereof or consenting to the amendment or variation of the terms or conditions thereof;

“Transfer Certificate” means a certificate substantially in the terms of Schedule 4;

“Transferee” has the meaning given to that term in clause 15.3 (Transfer);

“Transportation Costs” means any costs or expenses incurred as a result of or in connection with the transportation or movement of the Rig from the Place of Construction to the initial Approved Location but shall exclude, for the avoidance of doubt, any Mobilisation Costs;

“Undertaking Party” has the meaning given to that term in the Deed of Undertaking;

“Unrestricted Proceeds” means all Insurance Proceeds or Rig Rights Proceeds other than Restricted Proceeds;

“Value Added Tax” or “VAT” means value added tax as provided for in VATA and legislation (whether delegated or otherwise) supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any body or agency thereof and Belasting over Toegevoegde Waarde imposed in The Netherlands and any Tax similar or equivalent to value added tax imposed by any country other than the United Kingdom and any similar or turnover Tax replacing or introduced in addition to any of the same;

“VATA” means the Value Added Tax Act 1994; and

“Yard Acceptance Confirmation” has the meaning given to it in clause 20.2.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4	Construction of certain terms

In this Agreement, unless the context otherwise requires:

1.4.1	references to an “Agent”, the “Arranger”, any “Beneficiary”, any “Lender”, any “Security Party”, the “Borrower”, the “Facility Agent”, the “Security Trustee” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Facility Agent and Security Trustee, any person for the time being appointed as Facility Agent or, as the case may be, Security Trustee or Security Trustees in accordance with the Transaction Documents;

1.4.2	references to clauses, paragraphs or Schedules are to be construed as references to the clauses and paragraphs of, and schedules to, this Agreement and references to this Agreement include its schedules;

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1.4.3	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as from time to time amended, varied, supplemented, extended, novated or substituted in accordance with its terms, or, as the case may be, with the agreement of the relevant parties and (where such consent is, by the terms of this Agreement or the relevant document, required to be obtained as a condition to such amendment being permitted) the prior written consent of the relevant Agent, the Majority Lenders or the Lenders, as the case may be, and, for the avoidance of doubt, where such consent is required, if any such agreement or other document is amended, varied, supplemented, extended, novated or substituted otherwise than with the consent of the relevant Agent, the Majority Lenders or the Lenders, as the case may be, each reference to that agreement or document (including references to a class of agreements, such as the “Transaction Documents”) shall be references to or include reference to that agreement or document as it existed prior to the relevant amendment, variation, supplement, extension, novation or substitution and, until the due execution and delivery of any Agreed Form document, references to the provisions of, and terms and expressions defined in, any such document shall be construed as references to the provisions of and terms and expressions defined in the Agreed Form of such document;

1.4.4	references to a “regulation” include any present or future regulation, rule, official directive, requirement, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, authority, department or central bank or any regulatory, self-regulatory or other authority or organisation;

1.4.5	words importing the plural shall include the singular and vice versa;

1.4.6	unless otherwise specified, references to a time of day are to Amsterdam time;

1.4.7	references to a “person” shall be construed as including references to an individual, partnership, joint venture, firm, company, corporation, association, trust, unincorporated body of persons or any state or any of its agencies, departments or political sub-divisions (whether having distinct legal personality or not);

1.4.8	“assignee” or “assignees” of a person shall include any person who has assumed all or some of the rights and/or obligations of the relevant person, whether by assignment or novation or otherwise;

1.4.9	references to “assets” include all or part of any present and future business, undertaking, real property, personal property, uncalled capital, revenue and any rights of any description (whether actual or contingent, present or future) to receive, or require delivery of, any of the foregoing;

1.4.10	“guarantee” means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any Indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its Indebtedness and “guaranteed” shall be construed accordingly;

1.4.11	references to the “equivalent” of an amount specified in a particular currency (the “specified currency amount”) shall be construed as a reference to the amount of the other relevant currency which can be purchased with the specified currency amount in the London foreign exchange market at or about 11 a.m. London time on the day on which the calculation falls to be made for spot delivery as determined by the Facility Agent;

1.4.12	a “law” (1) includes any common law, statue, decree, constitution, regulation, order, judgment or directive of any governmental entity; (2) includes any treaty, pact, compact or other agreement to which any government entity is a signatory or party; (3) includes any judicial or administrative interpretation or application thereof and (4) is a reference to that provision as amended, substituted or re-enacted; and

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1.4.13	references to any enactment shall be deemed to include references to such enactment as re-enacted, modified, amended or extended.

1.5	Rights of third parties

1.5.1	Unless expressly provided to the contrary in this Agreement, any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce its terms.

1.5.2	Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not at any time required to rescind or amend this Agreement.

1.5.3	Subject always to the provisions of clause 16.18, each of the Beneficiaries shall have the right to enjoy and enforce the benefit of any term of this Agreement which is expressed to be for its benefit or expressly purports to confer a benefit on such person.

1.6	Instructions of Lenders

Where this Agreement or any other Facility Document provides for (i) any matter to be determined by reference to the opinion of the Majority Lenders or, as the case may be, all of the Lenders, (ii) any matter to be subject to the consent or request of the Majority Lenders or, as the case may be, all of the Lenders, or (iii) any action to be taken on the instructions of the Majority Lenders or, as the case may be, all of the Lenders, that opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders or, as the case may be, all of the Lenders if all of the Lenders shall have received prior notice of the matter or action in respect of which that opinion, consent, request or instructions is or are required and the Majority Lenders or, as the case may be, all of the Lenders shall have given or issued (or, if expressly contemplated by the relevant provision of this Agreement or any other Facility Document, be deemed to have been given or issued) that opinion, consent, request or instructions, but so that each party hereto other than the Facility Agent shall be entitled (and bound) to assume that that notice shall have been duly received by all of the Lenders and that the relevant number shall have been obtained to constitute Majority Lenders or, as the case may be, all of the Lenders whether or not this is in fact the case unless the Facility Agent shall have notified that party that that relevant number has not been obtained.

1.7	Instructions of Facility Agent

Where this Agreement or any other Facility Document provides for any action to be taken by the Security Trustee on the instructions of the Facility Agent, each party hereto other than the Facility Agent and the Security Trustee shall be entitled (and bound) to assume that those instructions have been validly given or issued whether or not this is in fact the case unless the Facility Agent or the Security Trustee shall have notified that party that those instructions have not been given or issued.

1.8	Deed of Proceeds and Priorities

This Agreement shall be read together with the Deed of Proceeds and Priorities. In the event of any conflict between any provision of this Agreement, on the one hand, and any provision of the Deed of Proceeds and Priorities, on the other hand, the provisions of the Deed of Proceeds and Priorities shall prevail.

1.9	Dutch terms

In this Agreement, where it relates to a Dutch person, a reference to:

1.9.1	a necessary action to authorise where applicable, includes without limitation:

(a)	any action required to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden); and

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(b)	obtaining a positive advice (positief advies) from the competent works council(s);

1.9.2	a winding up, administration or dissolution includes a Dutch person being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

1.9.3	a moratorium includes surséance van betaling and granting a moratorium includes surséance verleend;

1.9.4	any step or procedure taken in connection with insolvency proceedings includes a Dutch person having filed a notice under section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

1.9.5	a trustee in bankruptcy includes a bankruptcy;

1.9.6	an administrator includes a bewindvoerder;

1.9.7	an attachment includes a beslag.

2	The facility

2.1	Amount

2.1.1	The Lenders, relying upon each of the representations and warranties in clause 9, agree to make available upon and subject to the terms of this Agreement a principal sum up to the Facility Limit.

2.1.2	The obligation of each Lender under this Agreement shall be to contribute that proportion of each Advance which, as at the Drawdown Date of such Advance, its Commitment bears to the Total Commitment. No Lender shall be obliged to contribute to any Advance any amount in excess of its Commitment.

2.2	Reduction of the Facility Limit

2.2.1	The Borrower acknowledges and agrees that the Facility Limit, the Principal Facility Limit, the Hull Facility Limit, the Construction Facility Limit, the Interest Facility Limit and the Commitments have been calculated on the basis that the fixed interest rate under the Hedging Agreements will be not more than six per cent. (6%) per annum.

2.2.2	If that assumption proves to be incorrect, the Facility Agent and the Borrower shall consult together to determine the consequences thereof. Unless the Facility Agent and the Borrower agree otherwise during that consultation, the Facility Limit, the Principal Facility Limit, the Construction Facility Limit, the Hull Facility Limit and the Interest Facility Limit shall be recalculated as contemplated in clause 2.2.3.

2.2.3	The Facility Agent shall in consultation with the Borrower and on the basis of a revised cash flow model produced by the Facility Agent (such cash flow model shall use the new fixed interest rate but shall otherwise be prepared on the same basis as the cash flow model used in the Information Memorandum) determine the revised amounts of the Facility Limit, the Principal Facility Limit, the Construction Facility Limit, the Hull Facility Limit and the Interest Facility Limit (which shall in any event not exceed the Facility Limit, the Principal Facility Limit, the Construction Facility Limit, the Hull Facility Limit or, as the case may be, the Interest Facility Limit as at the date of this Agreement) which may, for the avoidance of doubt, reduce if the fixed interest rate under either or both of the Hedging Agreements exceeds six per cent. (6%) per annum, and such revised amounts of the Facility Limit, the Principal Facility Limit, the Construction Facility Limit, the Hull Facility Limit and the Interest Facility Limit will from the date of that determination be the Facility Limit, the Principal Facility Limit, the Construction Facility Limit, the Hull Facility Limit and the Interest Facility Limit for all purposes of this Agreement and the other Facility Documents.

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2.2.4	Any reduction of the Facility Limit shall reduce the Total Commitments by the amount of such reduction and the Commitment of each Lender shall be reduced in the proportion which that Lender’s Commitment bears to the Total Commitments.

2.3	Obligations several

The obligations of each Lender under this Agreement are several; the failure of any Lender to perform such obligations shall not relieve any other Lender, the Arranger, the Facility Agent, the Security Trustee or the Borrower of any of their respective obligations or liabilities under this Agreement nor shall the Facility Agent, the Arranger or the Security Trustee be responsible for the obligations of any Lender (except for its own obligations, if any, as a Lender) nor shall any Lender be responsible for the obligations of any other Lender under this Agreement.

2.4	Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Facility Agent, the Arranger, the Security Trustee and the Lenders are several and the amount due to the Facility Agent (for its own account), to the Arranger, to the Security Trustee and to each Lender is a separate and independent debt. The Facility Agent, the Arranger, the Security Trustee and each Lender shall (subject to the express provisions of this Agreement (including clause 16.18) and the other Facility Documents) have the right to protect and enforce their respective rights arising out of this Agreement and it shall not be necessary for the Facility Agent, the Arranger, the Security Trustee or any Lender (as the case may be) to be joined as an additional party in any proceedings for this purpose, provided however that no Lender acting alone in its capacity as a Lender shall be entitled to declare an Event of Default.

3	Conditions

3.1	General Conditions

The obligation of each Lender to make its Commitment available under this Agreement shall be subject to the condition that (a) the Agents, or their duly authorised representative, shall have received not later than two (2) Banking Days or such shorter period as the Facility Agent may agree before the date on which any Drawdown Notice in respect of the First Advance is given, the documents and evidence specified in Schedule 3 part 1, in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 4 and 10 thereof, in form and substance satisfactory to the Lenders) and (b) the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof.

3.2	Conditions precedent to making of an Advance

The obligation of each Lender to contribute to any Advance is subject to the further conditions that at the date of the relevant Drawdown Notice (in the case of Principal Advances, Swap Advances and the Intercompany Construction Interest Advance) and on the Drawdown Date of that Advance (in the case of Principal Advances, the Intercompany Construction Interest Advance, Swap Advances or Interest Advances):

3.2.1	no Default shall have occurred and be continuing or would result from the making of such Advance;

3.2.2	the proposed Drawdown Date is a Banking Day within the Availability Period;

3.2.3

(a)	with respect to the First Intercompany Hull Advance:

(i)	there shall be only one (1) First Intercompany Hull Advance;

(ii)	the First Intercompany Hull Advance shall not exceed the Hull Facility Limit;

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(iii)	the First Intercompany Hull Advance shall not exceed eighty per cent. (80%) of the Hull Value or, if the First Intercompany Hull Advance would otherwise exceed eighty per cent. (80%) of the Hull Value, the original maximum aggregate amount pursuant to clause 2.14 of the Pre-Completion Guarantee shall have been increased to an amount such that the First Intercompany Hull Advance shall not exceed the aggregate of eighty per cent. (80%) of the Hull Value and the amount of such increase, pursuant to the Pre-Completion Guarantee Supplement, and all of the conditions referred to in the Pre-Completion Guarantee Supplement shall have been satisfied in full and/or waived; and

(iv)	the First Intercompany Hull Advance shall be made prior to the Pre-Completion Guarantee Release Date;

(b)	with respect to the Intercompany Construction Principal Advance:

(i)	there shall be only one (1) Intercompany Construction Principal Advance;

(ii)	the Intercompany Construction Principal Advance, when aggregated with all Principal Construction Advances advanced or to be advanced on or prior to the Drawdown Date of the Intercompany Principal Construction Advance, shall not exceed the Construction Facility Limit;

(iii)	the Intercompany Construction Principal Advance shall not exceed the Principal Construction Balance;

(iv)	the Facility Agent shall be satisfied that no part of the proceeds of the Intercompany Construction Principal Advance shall be applied in or towards payment of any amount of Existing Project Cost Over Run which exceeds thirty five million Dollars ($35,000,000);

(v)	the Intercompany Construction Principal Advance shall be made no earlier than the Intercompany Construction Loan Repayment Date; and

(vi)	the Intercompany Construction Principal Advance shall be made on the same date as the Intercompany Construction Interest Advance;

(c)	with respect to the Second Intercompany Hull Advance (if any):

(i)	the Pre-Completion Guarantee Release Date shall have occurred;

(ii)	there shall be no more than one (1) Second Intercompany Hull Advance; and

(iii)	the amount of the Second Intercompany Hull Advance, when aggregated with the First Intercompany Hull Advance, shall not exceed the Hull Facility Limit;

(d)	with respect to any Principal Construction Advance:

(i)	the amount of that Principal Construction Advance shall be not less than ten million Dollars ($10,000,000);

(ii)	the Facility Agent shall be satisfied that no part of the proceeds of that Principal Construction Advance shall be applied in or towards payment of any amount of Existing Project Cost Over Run which exceeds thirty five million Dollars ($35,000,000);

(iii)	the amount of that Principal Construction Advance, when aggregated with the Intercompany Construction Principal Advance and all other Principal Construction Advances made or to be made on or prior to the Drawdown Date of that Principal Construction Advance, will not exceed the Construction Facility Limit; and

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(iv)	if that Principal Construction Advance is to be used to reimburse Constellation for an Interim Payment, the amount of that Principal Construction Advance shall not exceed that Interim Payment;

(e)	the amount of any Interest Advance, when aggregated with all Interest Advances, all Swap Advances and the Intercompany Construction Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Interest Facility Limit;

(f)	the amount of the Intercompany Construction Interest Advance shall not exceed seven million Dollars ($7,000,000) and shall not, when aggregated with all Interest Advances and all Swap Advances advanced or to be advanced on or prior to that Drawdown Date, exceed the Interest Facility Limit; and

(g)	the amount of any Swap Advance, when aggregated with all Swap Advances, all Interest Advances and the Intercompany Construction Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Interest Facility Limit; and

3.2.4	the Sponsor Cut-Off Date has not occurred.

3.3	Conditions precedent to the First Advance

The obligation of each Lender to contribute to the First Advance shall be subject to the further conditions that:

3.3.1	the Agents, or their duly authorised representative, shall have received, no later than two (2) Banking Days or such shorter period as the Agents may agree, before the date on which the Drawdown Notice for the First Advance is given, the documents and evidence specified in Schedule 3 part 2 in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 3 and 15(g) thereof, in form and substance satisfactory to the Lenders); and

3.3.2	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence which the Facility Agent agrees to do promptly after receipt thereof,

provided that if (A) the Drawdown Date of the First Advance will be on or prior to the date falling ten (10) Banking Days after the date of this Agreement, and (B) the Facility Agent (acting on the instructions of the Majority Lenders, each Lender acting reasonably) believes that during the period commencing on the date of this Agreement and ending on that Drawdown Date there has been no change in circumstances or law which may adversely affect any right, title or interest of any Beneficiary, any of the documents or evidence which has been provided pursuant to and in accordance with clause 3.1 shall not be required to be provided again under this clause 3.3.

3.4	Conditions precedent to a Subsequent Advance

The obligation of each Lender to contribute to a Subsequent Advance shall be subject to the further conditions that:

3.4.1	the Agents, or their duly authorised representative, shall have received, no later than two (2) Banking Days or such shorter period as the Agents may agree, before the date on which the Drawdown Notice for that Subsequent Advance is given, the documents and evidence specified in part 3 of Schedule 3 in form and substance satisfactory to the Agents (and where paragraph 4 of part 3 of Schedule 3 applies, the documents specified therein in form and substance satisfactory to the Lenders); and

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3.4.2	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof.

3.5	Conditions precedent to the Intercompany Construction Interest Advance

The obligation of each Lender to contribute to the Intercompany Construction Interest Advance shall be subject to the further conditions that:

3.5.1	the Agents, or their duly authorised representative, shall have received, no later than two (2) Banking Days or such shorter period as the Agents may agree, before the date on which the Drawdown Notice for the Intercompany Construction Interest Advance is given, evidence satisfactory to the Facility Agent that the Intercompany Construction Loan has become repayable and that accrued interest thereunder is at least equal to the amount of the Intercompany Construction Interest Advance;

3.5.2	the Facility Agent shall have notified the Lenders of the receipt of such evidence, which the Facility Agent agrees to do promptly after receipt thereof; and

3.5.3	the Borrower has satisfied all relevant conditions to the making of the Intercompany Construction Principal Advance, and that the Intercompany Construction Principal Advance is made simultaneously with the Intercompany Construction Interest Advance.

3.6	Conditions precedent to a Swap Advance

The obligation of each Lender to contribute to a Swap Advance shall be subject to the further conditions that:

3.6.1	the Hedging Agreements have not been terminated for any reason;

3.6.2	all Swap Payments and Swap Receipts due and payable under the Hedging Agreements prior to the Drawdown Date of that Swap Advance have been paid or, as the case may be, received; and

3.6.3	that Swap Advance does not exceed the amount of the Swap Payment due and payable by the Borrower on the Drawdown Date of that Swap Advance.

3.7	Conditions precedent to the Completion Date

The occurrence of the Completion Date shall be subject to the further conditions that:

3.7.1	the Agents, or their duly authorised representative, shall have received the documents and evidence specified in part 5 of Schedule 3 in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 4 and 11 thereof, in form and substance satisfactory to the Lenders, each Lender acting reasonably); and

3.7.2	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof; and

3.7.3	the Facility Agent, or its duly authorised representative, shall have received confirmation that:

(a)	the Repeating Representations; and

(b)	the Continuing Representations,

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are true and correct as if each were made with respect to the facts and circumstances existing at the date of such confirmation and the Facility Agent shall have notified the Lenders of the receipt of such confirmation which the Facility Agent agrees to do promptly after receipt thereof.

3.8	Waiver of conditions precedent

The conditions specified in this clause 3 and clause 14.3.16 of the Deed of Proceeds and Priorities are inserted solely for the benefit of the Lenders and may be waived on their behalf in whole or in part and with or without conditions by the Facility Agent, acting on the instructions of the Majority Lenders, and:

3.8.1	(in the case of the First Advance) without prejudicing the right of the Facility Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of a Subsequent Advance, Intercompany Construction Interest Advance, Swap Advance or the Completion Date; and

3.8.2	(in the case of a Subsequent Advance, Swap Advance or the Intercompany Construction Interest Advance) without prejudicing the rights of the Facility Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of any other Subsequent Advance, Swap Advance, the Completion Date and/or, as the case may be, the Intercompany Construction Interest Advance, apart from the conditions specified in paragraphs 3, 4, 7 and 10 of part 1 of Schedule 3, paragraphs 2, 3, 7, 8, 15, 16 and 18 of part 2 of Schedule 3, paragraphs 3, 4 and 8 of part 3 of Schedule 3, paragraphs 2, 3, 4, 6, 7 and 9 of part 4 of Schedule 3 and paragraphs 2, 4, 6, 7, 9, 10 and 11 of part 5 of Schedule 3, which in each case may not be waived by the Facility Agent whether in whole or in part and with or without conditions unless all the Lenders so agree.

3.9	Financial Covenants

If, following the issue of a Compliance Certificate, the same shows that there is any failure to comply with any then applicable Financial Covenant on the applicable Financial Covenant Measurement Date, the Facility Agent may (without prejudice to any of the rights of the Lenders or the Facility Agent under clause 11) request, and the Borrower shall, promptly after such request deliver to the Facility Agent or its duly authorised representative evidence as to any remedial action taken by the Sponsor and/or Constellation (as the case may be) which will result in future compliance with such financial covenants and undertakings with effect from the date on which such remedial action is taken.

3.10	Conditions subsequent

The Borrower will provide, within sixty (60) days of the date of this Agreement, evidence satisfactory to the Agents that this Agreement, the Deed of Proceeds and Priorities, the Mortgage and the General Assignment have been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents.

4	Advances

4.1	Drawdown Notices for Principal Advances, Swap Advances and the Intercompany Construction Interest Advance

4.1.1	When the Borrower wishes to draw down a Principal Advance, the Intercompany Construction Interest Advance or a Swap Advance and is entitled to do so under the terms of this Agreement, it shall serve a Drawdown Notice on the Facility Agent not later than noon Central European time on the third Banking Day before the proposed Drawdown Date, or such lesser period as the Facility Agent (in consultation with the Majority Lenders) may agree. The Drawdown Notice shall set out:

(a)	the Drawdown Date for that Principal Advance, Swap Advance or, as the case may be, Intercompany Construction Interest Advance; and

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(b)	the amount of such Principal Advance, Swap Advance or, as the case may be, Intercompany Construction Interest Advance.

4.1.2	A Drawdown Notice shall be effective on actual receipt by the Facility Agent and, once given, shall, subject as provided in clause 5.6 (Market disruption, non-availability), be irrevocable.

4.2	Interest Advances

4.2.1	On each Interest Payment Date and each Commitment Fee Date which falls before the Initial Charter Hire Date, the Lenders shall, subject to clause 3.2 and unless the Facility Agent has issued a notice pursuant to clause 11.3, be deemed to advance to the Borrower a principal amount equal to the amount of (a) interest then due for payment on the Loan by the Borrower pursuant to clause 5.1 less the amount of any Swap Receipts (if any) payable to the Borrower on the relevant Interest Payment Date and/or, as the case may be, (b) Commitment Fee then due for payment on the undrawn Total Commitments by the Borrower pursuant to clause 7.1.2.

4.2.2	Each amount deemed so advanced pursuant to clause 4.2.1 shall be treated as having been made and applied in or towards payment of the interest or, as the case may be, Commitment Fee in respect of which it is advanced and shall for all purposes of this Agreement be treated as an Interest Advance made by the Lenders and shall be capitalised so as to form part of the Loan and shall bear interest in accordance with the other provisions of this Agreement. For the avoidance of doubt, no Drawdown Notice need be given by the Borrower in relation to an Interest Advance deemed to be made and applied pursuant to this clause 4.2.

4.2.3	The provisions of this clause 4.2 are without prejudice to the obligation of the Borrower to pay all amounts which are payable under this Agreement when due. If as a consequence of any term of this Agreement an Interest Advance is not deemed to be advanced, or the amount of an Interest Advance deemed to be advanced is less than the full amount of interest on the Loan then due for payment pursuant to clause 5.1 or, as the case may be, the full amount of Commitment Fee on the undrawn Total Commitments then due for payment pursuant to clause 7.1.2, the Borrower shall be obliged to pay when due any such interest or, as the case may be, Commitment Fee to the extent not satisfied by an Interest Advance.

4.2.4	The Facility Agent will notify the Borrower as soon as practicable, but in any case, provided that the Facility Agent has received notification from the Borrower of the amount of any Swap Receipts payable to the Borrower under the Hedging Agreements on the Drawdown Date of the relevant Interest Advance:

(a)	no later than the Drawdown Date of that Interest Advance, if the aggregate of that Interest Advance and those Swap Receipts will not be sufficient to satisfy all interest due on that Drawdown Date on the Loan; and

(b)	no later than the date falling two (2) Banking Days prior to the relevant Drawdown Date, if the aggregate of any Interest Advance and any Swap Advance which would otherwise have been made on that Drawdown Date would have resulted in the Interest Facility Limit being exceeded.

4.3	Notification to Lenders

Subject to the provisions of clause 3 (Conditions) the Facility Agent shall notify each Lender of its portion of the relevant Advance and any Swap Receipts:

4.3.1	in respect of each Principal Advance, each Swap Advance and the Intercompany Construction Interest Advance, promptly after receipt of a Drawdown Notice complying with the terms of this Agreement (and in any case not later than 11 a.m. Central European time on the third Banking Day before the proposed Drawdown Date, other than in circumstances where the Facility Agent and the Majority Lenders have agreed a lesser notice period under clause 4.1, in which case notification shall be given as soon as practicable) and at the same time, provide a copy of the Project Expenditure Certificate which the Facility Agent has received from the Borrower on the date of such Drawdown Notice; and

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4.3.2	in respect of each Interest Advance deemed to be made pursuant to clause 4.2 and/or any Swap Receipts, on the third Banking Day before the applicable Interest Payment Date or, as the case may be, Commitment Fee Date other than in circumstances where the Facility Agent and the Majority Lenders have agreed a lesser notice period, in which case notification shall be given as soon as practicable.

4.4	Availability

Subject to the provisions of clause 3 (Conditions) and following receipt of notification in accordance with clause 4.3 above:

4.4.1	in respect of each Principal Advance, each Swap Advance and the Intercompany Construction Interest Advance, each of the Lenders shall on the Drawdown Date for each such Advance make available to the Facility Agent its portion of the relevant Advance in accordance with clause 8.2 (Payments by the Lenders); and

4.4.2	in respect of each Interest Advance, each of the Lenders shall on the applicable Interest Payment Date or, as the case may be, Commitment Fee Date, be deemed to make available to the Facility Agent its portion of the relevant Interest Advance for application by the Facility Agent in accordance with clause 4.2 above.

4.5	Termination of Commitments

Any part of the Commitments undrawn at the end of the Availability Period shall thereupon be automatically reduced to zero.

4.6	Application of proceeds

Without prejudice to the Borrower’s obligations under clause 10.2.3 (Use of proceeds), none of the Beneficiaries shall have any responsibility for the application by the Borrower of the proceeds of any Advance and, in the case of the Interest Advances deemed to be made pursuant to clause 4.2 above, these shall be treated as being applied by the Facility Agent in accordance with clause 4.2.2.

5	Interest and Interest Periods; alternative interest rates

5.1	Normal interest rate

The Borrower shall pay interest on each Advance or, as the case may be, the Loan in respect of each Interest Period relating thereto on the relevant Interest Payment Date at the rate per annum determined by the Facility Agent to be the aggregate of (a) the applicable Margin, (b) LIBOR for such Interest Period and (c) the applicable Mandatory Cost, if any. The net amount of interest due in respect of the Loan on any Interest Payment Date falling before the Initial Charter Hire Date (after deducting therefrom the amount (if any) of any Swap Receipts payable to the Borrower under the Hedging Agreements) shall, subject to the provisions of clause 4.2, be capitalised and deemed to be paid by virtue of the Interest Advances deemed to be made in respect of that interest pursuant to clause 4.2. Thereafter, the Borrower shall pay interest on the Loan in respect of the Interest Period commencing on the last Interest Payment Date falling prior to the Initial Charter Hire Date and ending on the next following Quarter Date falling in a succeeding calendar month to the Initial Charter Hire Date and such interest shall not be capitalised.

5.2	Determination of Interest Periods

Each Interest Period shall be of a duration of three (3) months (subject to clause 5.1 and the remaining provisions of this clause 5.2) or such other period as the Borrower shall agree with the Facility Agent (acting on the instructions of the Majority Lenders acting reasonably) from time to time, so that:

5.2.1	the initial Interest Period in respect of the First Advance or, if an Interest Advance (in respect of Commitment Fee) is deemed to be made prior to the First Advance, in respect of that Interest Advance, shall commence on the Drawdown Date for the First Advance or, as the case may be, Interest Advance and shall end on the next following Quarter Date and each subsequent Interest Period in respect of the First Advance or, as the case may be, Interest Advance shall commence on the expiry of the previous Interest Period and end on the next following Quarter Date;

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5.2.2	the initial Interest Period for any Subsequent Advance, any Swap Advance or the Intercompany Construction Interest Advance shall commence on the Drawdown Date for that Advance and shall end on the last day of the then current Interest Period of the Loan and, on the last day of such Interest Period, that Advance shall be consolidated with the Loan and shall thereafter together constitute the Loan;

5.2.3	the initial Interest Period in respect of any Subsequent Advance, any Swap Advance or the Intercompany Construction Interest Advance made during the Interest Period in which the Initial Charter Hire Date falls shall commence on the Drawdown Date for that Advance and shall end on the next following Quarter Date which falls in a calendar month succeeding the calendar month in which the Initial Charter Hire Date falls and, on the last day of such Interest Period, the First Advance, each Subsequent Advance, each Swap Advance and (if applicable) the Intercompany Construction Interest Advance made during any previous Interest Period shall be consolidated and shall thereafter together constitute the Loan;

5.2.4	the first Interest Period for any Interest Advance shall commence on the date on which it is deemed to be advanced and shall end on the last day of the Interest Period then current or, as the case may be, which then commences, and thereafter all Interest Periods for any Interest Advance shall be coterminous and any such Interest Advance and the Loan shall be treated as one Loan;

5.2.5	where the last day of an Interest Period would otherwise fall on a day which is not a Banking Day, the last day of such Interest Period shall fall instead on the next following Banking Day or, as the case may be, the immediately preceding Banking Day in accordance with the provisions of clause 8.3; and

5.2.6	the final Interest Period shall not extend beyond the Final Maturity Date.

5.3	Interest for late payment

5.3.1	If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this clause 5.3) on its due date for payment under this Agreement or any of the Facility Documents to which the Borrower is party, the Borrower shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Facility Agent pursuant to clause 5.3.2. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Facility Agent (after consultation with the Lenders so far as reasonably practicable in the circumstances) each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding period.

5.3.2	The rate of interest applicable to each such period shall be the aggregate (as determined by the Facility Agent) of (a) two per cent. (2.00%) per annum (b) the applicable Margin (c) LIBOR and (d) the applicable Mandatory Cost, if any, unless such unpaid sum is an amount of principal which shall have become due and payable by reason of a declaration by the Facility Agent under clause 11.3 (Acceleration) or a prepayment obligation pursuant to clauses 6.2 (Voluntary Prepayment), 6.3 (Additional Voluntary Prepayment), 6.4 (Mandatory Prepayment) or 13.1 (Unlawfulness), prior to the next succeeding Interest Payment Date relating thereto, in which case the first such period selected by the Facility Agent shall end on such Interest Payment Date and interest shall be payable on such unpaid sum during such period at a rate of two per cent. (2.00%) above the rate applicable thereto immediately before it shall have become so due and payable.

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5.3.3	Interest under this clause 5.3 shall be due and payable on the last day of each period determined by the Facility Agent pursuant to this clause 5.3 or, if earlier, on the date on which the sum in respect of which such interest is accruing shall actually be paid. If, for the reasons specified in clause 5.6.1(a) or 5.6.1(b), the Facility Agent is unable to determine a rate of LIBOR in accordance with the definition thereof in clause 1.2 and the foregoing provisions of this clause 5.3, each Lender shall promptly notify the Facility Agent of the cost of funds to such Lender (determined in accordance with the following provisions of this clause but excluding the Margin) and interest on any sum not paid on its due date for payment shall be calculated for each Lender at a rate determined by the Facility Agent to be two per cent. (2.00%) per annum above the aggregate of the applicable Margin and the cost to such Lender of raising funds through its treasury operations at that time through any sources of funds available to such Lender at that time.

5.4	Notification of Interest Periods and interest rate

The Facility Agent shall notify the Borrower and the Lenders promptly of the duration of each Interest Period or other period for the calculation of interest (or, as the case may be, default interest) and of each rate of interest determined by it under this clause 5.

5.5	Reference Bank quotations

If any Reference Bank is unable or otherwise fails to furnish a quotation for the purpose of calculating LIBOR (where such a quotation is required having regard to paragraph (b) of the definition of “LIBOR” in clause 1.2), the interest rate for the relevant Interest Period shall be determined, subject to clause 5.6, on the basis of the quotations furnished by the remaining Reference Banks in accordance with the procedure set out in paragraph (b) of the definition of “LIBOR” in clause 1.2.

5.6	Market disruption; non-availability

5.6.1	If and whenever, at any time prior to the commencement of any Interest Period:

(a)	(at a time when Reference Bank quotations are required having regard to the definition of “LIBOR” in clause 1.2) the Facility Agent shall have determined, after consultation with the Reference Banks (which determination shall, in the absence of manifest error, be conclusive), that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period in accordance with any of the methods of determining LIBOR set out in paragraphs (a) and (b) of the definition of “LIBOR”; or

(b)	none or only one of the Reference Banks supplies the Facility Agent with a quotation for the purpose of calculating LIBOR (where such a quotation is required having regard to paragraph (b) of the definition of “LIBOR” in clause 1.2); or

(c)

the Facility Agent shall have received notification from one or more Lenders with Contributions aggregating not less than thirty three and a third per cent. (33 1/3%) of the Loan (or, prior to the Drawdown Date for the First Advance, Commitments aggregating not less than thirty three and a third per cent. (33 1/3%) of the Total Commitments) that the cost to it of obtaining matching deposits in the London interbank market would be in excess of LIBOR, the Facility Agent shall forthwith give notice (a “Determination Notice”) to the Borrower and to each of the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. If a Determination Notice is given at any time during the Availability Period, the undrawn amount of the Total Commitments shall not be borrowed until notice to the contrary is given to the Borrower by the Facility Agent but Interest Advances will continue to be deemed to be made pursuant (and subject) to clause 4.2.

5.6.2

During the period of ten (10) days after any Determination Notice has been given by the Facility Agent under clause 5.6.1, each Lender shall certify an alternative basis (the “Substitute Basis”) for making available or, as the case may be, maintaining its Contribution to the Facility. The

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Substitute Basis may (without limitation) include alternative interest periods or alternative rates of interest but shall include a margin above the cost of funds to such Lender (as such cost of funds is determined in accordance with the provisions of clauses 5.3.2 and/or 5.3.3 above) equivalent to the Margin and Mandatory Cost (if any) applicable to that Lender’s Contribution and, with the agreement of the Borrower, the Substitute Basis may include an alternative currency or currencies. Each Substitute Basis so certified shall be binding upon the Borrower and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Facility Agent notifies the Borrower that none of the circumstances specified in clause 5.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall apply.

5.7	Break Costs

5.7.1	The Borrower shall, within three (3) Banking Days of demand by a Lender, pay to that Lender its Break Costs attributable to all or any part of an Advance or the Loan being prepaid by the Borrower on a day other than the last day of an Interest Period for that Advance or the Loan.

5.7.2	Each Lender shall, promptly after a demand by the Facility Agent, provide a certificate confirming, and providing reasonable details of, the amount of its Break Costs for any Interest Period in which they accrue.

6	Reduction, prepayment

6.1	Reduction

6.1.1	The Total Commitment shall be reduced on each Application Date by the Required Amount for that Application Date. Any reduction of the Total Commitments shall reduce the Commitment of each Lender in the proportion which that Lender’s Commitment bears to the Total Commitments.

6.1.2	If on any Application Date (after the reduction of the Total Commitments in accordance with clause 6.1.1 above) there remain any amounts available for application in accordance with clause 5.2.12 of the Deed of Proceeds and Priorities, the Total Commitments shall be further reduced by the balance of such moneys applied to the Loan and the Commitment of each Lender shall be further reduced in the proportion which that Lender’s Commitment bears to the Total Commitments.

6.1.3	If, after the reduction of the Total Commitments on any Application Date, the Loan would exceed the Total Commitments as so reduced, the Borrower shall on such Application Date pay to the Facility Agent (for the account of the Lenders) such amount in repayment of the Loan as shall ensure that the Loan does not exceed the Total Commitments at such time.

6.1.4	The Total Commitments shall be reduced to zero on the Final Maturity Date and any amount of the Loan outstanding on the Final Maturity Date shall be repaid in full, together with all accrued interest and any other amount relating thereto payable under this Agreement and the other Facility Documents.

6.2	Voluntary prepayment

Provided that no Event of Default has occurred and is continuing, the Borrower may, upon ten (10) Banking Days written notice to the Facility Agent, prepay the Loan after the Availability Period has ended in whole or in part (being $5,000,000 or any larger sum which is either an integral multiple of $5,000,000 or an amount complying with the requirements of this clause) on any Interest Payment Date without premium or penalty or Break Costs but without prejudice to any of the Borrower’s obligations under clause 12 (Indemnities). Upon any such notice of prepayment being given, the Total Commitments shall be reduced by an amount equal to the amount of the prepayment, provided however that, if an Event of Default has occurred and is continuing, the Borrower shall only be entitled to prepay the Loan in full.

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6.3	Additional voluntary prepayment

Provided that no Event of Default has occurred and is continuing, the Borrower may also, upon five (5) Banking Days written notice to the Facility Agent, prepay (in whole but not in part only), without premium or penalty, but without prejudice to its obligations under clauses 5.6 (Market disruption), 8.5 (Grossing up for Taxes) and 13.2 (Increased Costs) or the obligations of the Lenders under clause 13.4 (Mitigation):

6.3.1	the Contribution of any Lender to which the Borrower shall have become obliged to pay additional amounts under clause 8.5 or 13.2;

6.3.2	any Lender’s Contribution to which a Substitute Basis applies by virtue of clause 5.6.2;

6.3.3	the Contribution of any Lender which has notified the Facility Agent of its Additional Cost Rate (under paragraph 3 of Schedule 8); or

6.3.4	the Contribution of any Lender which withholds consent to any sale of issued share capital of a Core Company as contemplated in clause 14.2.19(c) of the Deed of Proceeds and Priorities.

Upon any notice of such prepayment being given, the Commitment of the relevant Lender shall be reduced to zero and the Total Commitments shall be reduced by an amount equal to the Commitment of the relevant Lender immediately prior to the delivery of that notice.

6.4	Mandatory prepayment

If at any time:

6.4.1

(a)	any Facility Document (other than the Charterer Acknowledgement) is not or ceases to be effective or any material provision thereof is not or ceases to be in full force and effect or any Facility Document (other than the Charterer Acknowledgement) or any material provision thereof is alleged by any Security Party or, in the case of the Builder Acknowledgement, by the Builder (or either of them) to be ineffective for any reason, the Borrower shall, on the date falling ten (10) Banking Days following receipt by the Borrower and the applicable Security Party of notification of such ineffectiveness or alleged ineffectiveness from the Security Trustee, prepay the Loan in full, whereupon the Total Commitments shall be reduced to zero, unless prior to that time (i) the ineffectiveness has been remedied or (ii) the Security Trustee acting with the consent of the Majority Lenders has been satisfied that such allegation is without foundation or is spurious; or

(b)	the Charterer Acknowledgement (if issued by the Charterer) is not or ceases to be effective or any material provision thereof is not or ceases to be in full force and effect or the Charterer Acknowledgement or any material provision thereof is alleged by the Charterer in writing to be ineffective for any reason, the Borrower shall, on the date falling ten (10) Banking Days following receipt by the Borrower of notification of such ineffectiveness or alleged ineffectiveness from the Security Trustee, prepay the Loan in full, whereupon the Total Commitments shall be reduced to zero, unless prior to that time (i) the ineffectiveness has been remedied or (ii) the Security Trustee acting with the consent of the Majority Lenders has been satisfied that such allegation is without foundation or is spurious or (iii) the Borrower has provided or has procured the provision of replacement security satisfactory to the Security Trustee acting with the consent of the Lenders; or

6.4.2

(a)	it becomes unlawful for any Security Party (or, in the case of the Builder Acknowledgement, the Builder (or either of them)) to perform all or any of its material obligations under this Agreement or any of the Facility Documents (other than the Charterer Acknowledgement) or any of the Project Documents, in each case to which it is party, for any reason; or

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(b)	this Agreement or any Facility Document (other than the Charterer Acknowledgement) or any Project Document or any material provision thereof ceases to be lawful and enforceable for any reason; or

(c)	any of the Security Documents comprising a security interest ceases to constitute a valid first priority security interest over the asset or property to which it relates; or

(d)	it becomes unlawful at any time for the Charterer to perform all or any of its respective material obligations under the Charterer Acknowledgement (if the same is issued) or the Charterer Acknowledgement or any material provision thereof otherwise ceases to be legal and enforceable, the Borrower shall, on the date falling fifteen (15) Banking Days following receipt by the Borrower and the applicable Security Party of notice from the Security Trustee of such unlawfulness or failure of security (or, if earlier, the Banking Day following receipt of such notice prior to the unlawfulness or failure of security taking effect), prepay the Loan in full, whereupon the Total Commitments shall be reduced to zero unless prior to that time (i) any such unlawfulness, illegality and/or unenforceability has been remedied or (ii) the Borrower has provided or has procured the provision of replacement security satisfactory to the Security Trustee acting with the consent of the Lenders; or

6.4.3	on any Application Date any amounts remain available for application in accordance with clause 5.2.12 of the Deed of Proceeds and Priorities, such amounts shall be applied in pre-payment of the Loan in accordance with clause 5.2.12 of the Deed of Proceeds and Priorities and this clause 6.4.3.

6.5	Prepayment on Total Loss or damage

6.5.1	Upon the Rig becoming a Total Loss or suffering damage or being involved in an incident which, in the opinion of the Majority Lenders, based on the advice of the Technical Adviser, may result in the Rig subsequently being determined to be a Total Loss, the Total Commitments shall be reduced to zero. On the date upon which the Total Loss Proceeds or Requisition Compensation are received from the insurers, the Borrower shall prepay the Loan in full. If those Total Loss Proceeds or Requisition Compensation received are sufficient to pay, repay, satisfy and discharge the Secured Obligations in full, the Facility Agent shall apply any of those Total Loss Proceeds or Requisition Compensation remaining after such payment, repayment, satisfaction and discharge in accordance with clause 5.2 (other than clause 5.2.1) of the Deed of Proceeds and Priorities. If the Total Loss Proceeds or Requisition Compensation have not been received from the insurers within sixty (60) days of the applicable date referred to in the definition of “Total Loss Date”, the Facility Agent shall be entitled to declare an acceleration of the Loan pursuant to clause 11.3 of this Agreement, provided however that, prior to the applicable date referred to in the definition of “Total Loss Date”, the Borrower shall, and shall procure that the Head Charterer shall, pursue the claim diligently and shall keep the Facility Agent informed as to the progress of the claim and any discussions with the insurers in relation thereto and the Facility Agent shall take into account the then current situation and the advice and information of the Borrower provided pursuant hereto when deciding whether to exercise its rights to declare an acceleration of the Loan under clause 11.3.

6.5.2	If, pursuant to clause 6.1.3 of the Deed of Proceeds and Priorities, any amount of Restricted Proceeds are required to be applied by the Borrower in prepayment of the Loan, the Borrower shall, on the date those Restricted Proceeds are received, prepay (without premium or penalty, but without prejudice to any of its obligations under this Agreement) the Loan in an amount equal to the amount of those Restricted Proceeds. If those Restricted Proceeds are sufficient to prepay the whole of the Loan, the Facility Agent shall apply any of those Restricted Proceeds remaining after such prepayment in accordance with clause 5.2 (other than clause 5.2.1) of the Deed of Proceeds and Priorities.

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6.6	Amounts payable on prepayment

Any prepayment under this Agreement shall be made together with: (a) accrued interest to the date of prepayment (calculated, in the case of any prepayment of a Lender’s Contribution pursuant to clause 6.3 and in respect of the period during which the relevant Substitute Basis has applied by virtue of clause 5.6 (Market disruption), at a rate per annum equal to the rate certified by such Lender to be an interest rate equivalent to the aggregate of (i) the applicable Margin (for the period up to the date of prepayment) and (ii) the cost to such Lender of funding its Contribution for such period calculated on the basis set out in clauses 5.3.2, 5.3.3 and 5.6 (where a Substitute Basis applies) and (iii) the Mandatory Cost, if any, applicable to that Lender’s Contribution); (b) any additional amount payable under clause 8.5 (Grossing up for Taxes) or 13.2 (Increased Costs); and (c) all other sums payable by the Borrower to the relevant Lender under this Agreement and the other Facility Documents including, without limitation, any accrued commitment commission payable under clause 7.1.2 (Fees) and any amounts payable under clause 12.1 (Indemnities).

6.7	Notice of prepayment

Every notice of prepayment given by the Borrower shall be effective only on actual receipt by the Facility Agent, shall be irrevocable and shall oblige the Borrower to make such prepayment on the date specified. No amount prepaid may be reborrowed. The Borrower may not prepay the Loan or any part thereof save as expressly provided in this Agreement.

6.8	Replacement Schedule of Minimum Repayment Amounts

6.8.1	The Original Schedule of Minimum Repayment Amounts has been prepared on the basis of the assumptions that:

(a)	the Charter Date of Acceptance shall occur on or prior to 13 December 2008;

(b)	there will be twenty (20) Application Dates between the Charter Date of Acceptance and the Final Maturity Date on which payments of Required Amount shall be due;

(c)	there will be no change to the Facility Limit, Construction Facility Limit, Hull Facility Limit or Interest Facility Limit pursuant to clause 2.2; and

(d)	the total amount drawn down will be three hundred and ten million Dollars ($310,000,000).

6.8.2	If any or all of the assumptions made in clause 6.8.1 above proves to be incorrect the Facility Agent shall prepare a Replacement Schedule of Minimum Repayment Amounts within ten (10) Banking Days following the last day of the Availability Period reflecting the actual Charter Date of Acceptance and such Replacement Schedule of Minimum Repayment Amounts shall (in the absence of manifest error) replace the Original Schedule of Minimum Repayment Amounts and shall be deemed to be ‘the Schedule of Minimum Repayment Amounts’ for the purpose of this Agreement. The Facility Agent shall submit the Replacement Schedule of Minimum Repayment Amounts to the Borrower for approval (such approval not to be unreasonably delayed and to be capable of being withheld only in the case of error in such Replacement Schedule of Minimum Repayment Amounts) and shall notify all other parties to this Agreement of such recalculation and provide to them a copy of the Replacement Schedule of Minimum Repayment Amounts.

6.8.3

If at any time a prepayment of part of the Loan is made pursuant to this clause 6 (other than in accordance with clause 6.4.3 if, after the making of the relevant prepayment referred to in clause 6.4.3, the Final Payment will be greater than zero) or clause 13.1, the Facility Agent shall, following such prepayment, re-calculate the Original Schedule of Minimum Repayment Amounts or, as the case may be, any Replacement Schedule of Minimum Repayment Amounts and prepare a Replacement Schedule of Minimum Repayment Amounts on the basis that, in the case of any prepayment of part only of the Loan other than in accordance with clause 6.3 or clause 13.1, the amount of such prepayment shall be applied in inverse order of maturity (being first applied against the Final Payment) or, in the case of any prepayment of part only of the

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Loan, in accordance with clause 6.3 or clause 13.1, the amount of such prepayment shall be applied in or towards repayment of the Loan and the levels of the Required Amounts in the Schedule of Minimum Repayment Amounts shall be reduced proportionately by the amount of such prepayment and, in each case, the Facility Agent shall notify all of the parties to this Agreement of such re-calculation and provide to them a copy of the Replacement Schedule of Minimum Repayment Amounts.

6.9	No reborrowing

No amount of the Facility repaid or prepaid may be reborrowed.

7	Fees and expenses

7.1	Fees

7.1.1	The Borrower shall pay to the Facility Agent in Dollars:

(a)	on the dates specified in the Fee Letters, for the account of the Arranger, the arrangement and underwriting fee in the amounts agreed between the Borrower and the Arranger in the Fee Letters; and

(b)	on the date of this Agreement and each anniversary thereof, until all moneys owing under this Agreement have been paid in full, for the account of the Agents, an agency fee in the amount agreed between the Borrower and the Agents in the Fee Letters.

7.1.2	The Borrower shall pay to the Facility Agent in Dollars, in arrear on each Commitment Fee Date, commitment commission for the account of each Lender computed from (and including) the date of this Agreement or, as the case may be, the immediately preceding Commitment Fee Date to (but excluding) the applicable Commitment Fee Date in accordance with clause 8.9 at the rate of zero point five five per cent. (0.55%) per annum on the daily undrawn amount of such Lender’s Commitment, such commission to be payable whether or not any part of the Total Commitments is ever advanced. Commitment Fees shall, subject to the provisions of clause 4.2, be capitalised and deemed to be paid by virtue of the Interest Advances deemed to be made in respect of those Commitment Fees pursuant to clause 4.2.

7.2	Expenses

The Borrower shall pay to the Facility Agent on demand:

7.2.1	all expenses (subject to any agreed cap thereon and including legal, printing and out-of-pocket expenses, travel expenses and (subject always, in relation to the inspection of the Rig, as provided in clause 11.4 of the Deed of Undertaking) the fees of any technical, valuation and insurances advisers but excluding any amount in relation to management time) properly incurred (provided any expense exceeding US$5,000 shall be approved by the Borrower before being incurred, such approval not to be unreasonably withheld or delayed) by any of the Arranger, Security Trustee or Facility Agent in connection with the review of the Project Documents and the Insurances, the negotiation, preparation and execution and, where relevant, the registration of this Agreement and the Facility Documents, the drawdown of any Advance, the syndication of the Facility, the preparation and distribution of the Information Memorandum and of any amendment, variation, or extension of or supplement to, or the granting of any waiver or consent under, this Agreement or any Facility Document; and

7.2.2	all expenses (including legal, printing and out-of-pocket expenses) incurred by any of the Beneficiaries in contemplation of, or otherwise in connection with, the enforcement or attempted enforcement of, or preservation or attempted preservation of any rights under, this Agreement and the Facility Documents and the exercise of the powers granted by, referred to in or otherwise contemplated by, this Agreement and the Facility Documents, together with interest thereon at LIBOR from (and including) the date on which such expenses were incurred and, at the rate referred to in clause 5.3 (Interest for late payment), from (and

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including) the date falling two (2) Banking Days after the date of demand up to (but excluding) the date of payment (as well after as before judgment) and the Facility Agent agrees to notify the Borrower:

(a)	of the amount of such expenses promptly after such expenses are incurred and (in the case of expenses incurred by the Beneficiaries) the Facility Agent is made aware thereof;

(b)	following a written request from the Borrower (provided that the Borrower may not make such requests more frequently than once in every calendar month), of the amount of any such expenses accrued by the Facility Agent since the last such request or, as the case may be, notification pursuant to paragraph (b) above.

7.3	Stamp taxes

The Borrower shall pay and, within three (3) Banking Days of demand, indemnify each Beneficiary against any cost, loss or liability that Beneficiary incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of the Transaction Documents.

7.4	Value added tax

7.4.1	All consideration or sums expressed to be payable under the Facility Documents by any party to a Beneficiary shall be deemed to be exclusive of any VAT. Subject to clause 7.4.2 below, if VAT is chargeable on any supply made by any Beneficiary to any party in connection with the Facility, that party shall pay to that Beneficiary (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

7.4.2	If VAT is chargeable on any supply made by any Beneficiary (the “Provider”) to any other Beneficiary (the “Recipient”) in connection with the Facility Documents, and any party is required by the terms of the Facility Documents to pay an amount equal to the consideration for such supply to the Provider, such party shall also pay to the Provider (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT.

7.4.3	Where a Beneficiary requires any party to reimburse a Beneficiary for any costs or expenses, that party shall also at the same time pay and indemnify the Beneficiary against all VAT incurred by the Beneficiary in respect of those costs or expenses to the extent that the Beneficiary reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.

7.5	Indemnity in respect of stamp and other duties

The Borrower shall indemnify each of the Beneficiaries against any liability arising by reason of any delay or omission by the Borrower to pay any such stamp, documentary, registration or other duties or taxes.

8	Payments and Taxes; accounts and calculations

8.1	No set-off or counterclaim; distribution to the Lenders

The Borrower acknowledges that in performing its obligations under this Agreement, the Lenders will be incurring liabilities to third parties in relation to funding of amounts to the Borrower (such liabilities matching the liability of the Borrower to the Lenders) and that it is reasonable for the Lenders to be entitled to receive payments from the Borrower gross (as provided herein) on the due date in order that the Lenders are put in a position to perform their matching obligations to the relevant third parties. Accordingly, all payments to be made by the Borrower under this Agreement and any of the Facility Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 8.5 (Grossing up for Taxes), free and clear of any deductions or withholdings, in Dollars (except for costs, charges or expenses which shall be payable in the currency in which they are incurred) on the due date to the account of the Facility Agent at such bank as the Facility Agent may from time to time specify for this purpose. Save where this Agreement and/or the Facility Documents provides for

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a payment to be made for the account of a particular Lender (including, without limitation, clauses 5.6 (Market disruption; non-availability), 6.3 (Additional Voluntary Prepayment), 6.4 (Mandatory Prepayment), 7 (Fees and expenses), 8.5 (Grossing up for Taxes), 12.1 (Miscellaneous Indemnities), 12.2 (Currency Indemnity), 13.1 (Unlawfulness) and 13.2 (Increased costs)) in which case the Facility Agent shall distribute the relevant payment to the Lender concerned, payments to be made by the Borrower under this Agreement and/or the Facility Documents shall be for the account of all the Lenders and the Facility Agent shall forthwith distribute such payments in like funds as are received by the Facility Agent to the Lenders rateably in accordance with their Commitments or Contributions, as the case may be, subject always to clause 14.2 (Pro-rata payments).

8.2	Payments by the Lenders

All sums to be advanced by the Lenders to the Borrower under this Agreement shall be remitted in Dollars on the relevant Drawdown Date to the account of the Facility Agent at such account as the Facility Agent may from time to time notify the Lenders and the Borrower directs the Facility Agent that all such sums shall be paid by the Facility Agent on such date in like funds as are received by the Facility Agent to the Project Account related to the Facility of which such sums form a part, which the Borrower acknowledges and agrees shall constitute the borrowing thereof by the Borrower.

8.3	Non-Banking Days

When any payment under this Agreement would otherwise be due on a day which is not a Banking Day, the due date for payment shall be postponed to the next following Banking Day, unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

8.4	Facility Agent may assume receipt

Where any sum is to be paid under this Agreement or any of the other Facility Documents to the Facility Agent for the account of another person, the Facility Agent may assume that the payment will be made when due and may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Facility Agent, then the person to whom such sum was so made available shall on request refund such sum to the Facility Agent together with interest thereon sufficient to compensate the Facility Agent for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable shall indemnify the Facility Agent for any and all loss or expense which the Facility Agent may sustain or incur as a consequence of such sum not having been paid on its due date.

8.5	Grossing-up for Taxes

8.5.1	If at any time the Borrower is required to make any deduction or withholding in respect of Taxes from any payment due under this Agreement and/or the Facility Documents for the account of any Beneficiary (or if the Facility Agent is required to make any such deduction or withholding from a payment to another Beneficiary) the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, each Beneficiary receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower shall indemnify each Beneficiary against any losses or costs incurred by any of them by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower shall promptly deliver to the Facility Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any such deduction or withholding.

8.5.2	The Borrower shall not be required to make any increased payment under this clause 8.5 if the requirement to make such payment arises solely as a consequence of:

(a)	the breach by any Beneficiary of its express obligations under this Agreement or any of the Facility Documents; or

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(b)	any assignment or transfer by any Beneficiary of its rights under this Agreement or any Facility Document, or a change in its Facility Office other than an assignment, transfer or change:

(i)	permitted or required by this Agreement (subject always to clause 15.8 (Facility Offices)) or the relevant Facility Document;

(ii)	effected in order to reduce or mitigate any requirement to make any increased payment where such assignment, transfer or change is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to such proposed assignment, transfer or change, the Borrower shall be obliged to make the applicable deduction or withholding or other increased payment or to prepay the Loan advanced in accordance with clauses 6.2 and 6.3 above); or

(iii)	following any request by any member of the Group.

8.5.3	If any Beneficiary determines in its absolute discretion acting in good faith that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which the Borrower has made an increased payment under this clause 8.5 that Beneficiary shall, provided always that the applicable Beneficiary has received all amounts which are then due and payable by the Borrower and/or any other Security Party under any of the provisions of the Facility Documents, pay to the Borrower (to the extent that the applicable Beneficiary can do so without prejudicing the amount of that benefit and the right of that Beneficiary to obtain any other benefit, relief or allowance which may be available to it) such amount, if any, as that Beneficiary shall determine in its absolute discretion (acting in good faith) will leave that Beneficiary in no better and no worse position than that Beneficiary would have been in if the deduction or withholding had not been required and that it retains no benefit as a result of the benefit of such deduction (such payment to be made on or prior to the date falling three (3) Banking Days after the date of such determination),

PROVIDED THAT:

(a)	the applicable Beneficiary shall have an absolute discretion as to the time at which and the order and manner in which it realises or utilises any Tax benefit;

(b)	the applicable Beneficiary shall provide reasonable details of the basis of such determination but shall not be obliged to disclose any information regarding its business, Tax affairs or Tax computations which that Beneficiary considers to be confidential;

(c)	if the applicable Beneficiary has made a payment to the Borrower pursuant to this clause 8.5.3 on account of any Tax benefit and it subsequently transpires that that Beneficiary did not receive that Tax benefit, or received a lesser Tax benefit, the Borrower shall pay on demand to that Beneficiary such sum as that Beneficiary may determine as being necessary to restore the after-Tax position of that Beneficiary to that which it would have been had no adjustment under this proviso (c) been necessary; and

(d)	the applicable Beneficiary shall not be obliged to make any payment under this clause 8.5.3 if, by doing so, it would contravene the terms of any applicable law or any notice, direction or requirement of any governmental or regulatory authority (whether or not having the force of law).

8.6	Accounts

Each Lender shall maintain, in accordance with its usual practices, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under this Agreement. The Facility Agent shall maintain a control account showing the Facility, Loan and other sums owing by the Borrower under this Agreement and all payments in respect thereof made by the Borrower from time to time. The control account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrower under this Agreement.

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8.7	Application of payments prior to a Termination Date

On each Application Date or any other date prior to the Termination Date on which a payment is due to be made by the Borrower under this Agreement or any of the Facility Documents, the provisions of clause 5.2 of the Deed of Proceeds and Priorities shall apply.

8.8	Application of payments after a Termination Date

Upon and following the Termination Date, the Facility Agent shall apply the proceeds of realisation of any Collateral and any other moneys received under or pursuant to this Agreement and the Facility Documents in accordance with clause 9 of the Deed of Proceeds and Priorities.

8.9	Calculations

All interest, commitment commission and other payments of an annual nature under this Agreement and the Facility Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year. In calculating the actual number of days elapsed in a period which is one of a series of consecutive periods with no interval between them or a period on the last day of which any payment falls to be made in respect of such period, the first day of such period shall be excluded but the last day included.

8.10	Certificates conclusive

Any certificate or determination of the Facility Agent or any Lender as to any rate of interest or any other amount payable under this Agreement or any Facility Document shall, in the absence of manifest error, be conclusive and binding on the Borrower and (in the case of a certificate or determination by the Facility Agent) on the Lenders.

9	Representations and warranties

The Borrower represents and warrants to each of the Beneficiaries that:

9.1	Status

9.1.1	it is a limited liability company, duly incorporated and validly existing in good standing under the laws of the British Virgin Islands; and

9.1.2	it has the power to own its assets and carry on its business as it is being conducted.

9.2	Binding obligations

subject to the Legal Reservations:

9.2.1	the obligations expressed to be assumed by it in each Transaction Document to which it is or will be a party are legal, valid, binding and enforceable obligations; and

9.2.2	(without limiting the generality of clause 9.2.1 above), each Security Document to which it is or will be a party creates or will create the security interests which that Security Document purports to create and those security interests are or will be valid and effective and each party (other than the Security Parties) to the Assigned Documents has given every consent, approval or waiver that is required from it pursuant to the Assigned Documents in order to create those security interests.

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9.3	Non-conflict with other obligations

the entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party and the granting of the security constituted or purported to be constituted under the Security Documents to which it is a party do not and will not conflict with:

9.3.1	any law or regulation applicable to it (including, but not limited to, Environmental Laws);

9.3.2	its constitutional documents; or

9.3.3	any agreement or instrument binding upon its assets or constitute a default or termination event (however described) under any such agreement or instrument.

9.4	Power and authority

9.4.1	it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

9.4.2	no limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

9.5	Validity and admissibility in evidence

9.5.1	all Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect except for any Authorisation referred to in clause 9.8 (No filing or stamp taxes), which Authorisations will be promptly obtained or effected after the date of this Agreement, but in any case, on or prior to the Closing Date; and

9.5.2	every Authorisation (including without limitation all environmental consents and approvals and any Environmental Licences) which is at the relevant time required by it in connection with the conduct of its business and the ownership, operation, use, exploitation or occupation of its property and assets, has been obtained and is in full force and effect and there has been no default in the observance of the conditions and restrictions (if any) imposed in, or in connection with, any of the same which could result in the revocation, suspension, variation, withdrawal or non-renewal of the same and, to the knowledge of its officers, no circumstances have arisen whereby any remedial action is reasonably likely to be required to be taken by, or at the expense of, the Borrower under or pursuant to any law or regulation (including without limitation Environmental Law) applicable to the business, property or assets of the Borrower.

9.6	Governing law and enforcement

subject to any applicable Legal Reservations:

9.6.1	the choice of governing law of the Facility Documents will be recognised and enforced in its Relevant Jurisdictions; and

9.6.2	any judgment obtained in relation to a Facility Document in the jurisdiction of the governing law of that Facility Document will be recognised and enforced in its Relevant Jurisdictions.

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9.7	Insolvency

no:

9.7.1	corporate action, legal proceeding or other procedure or step described in clause 11.1.8 (Insolvency); or

9.7.2	legal process described in clause 11.1.7 (Legal process),

has been taken or, to its knowledge, threatened against it.

9.8	No filing or stamp taxes

under the laws of its Relevant Jurisdiction it is not necessary that the Facility Documents or any of them be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Facility Documents or the transactions contemplated by them except:

9.8.1	the registration of the Mortgage with the Registry of Titles and Deeds of Brazil;

9.8.2	such other filings as may be referred to in the legal opinions referred to in paragraph 4 of part 1 of Schedule 3,

which registrations and filings, subject to clause 7.2 of the General Assignment, will be made promptly after the date of the relevant Facility Document.

9.9	Deduction of Tax

it is not required to make any deduction for or on account of Tax from any payment it may make under any Facility Document.

9.10	No Default

9.10.1	no Event of Default and, on the date of this Agreement and the Closing Date, no Default is continuing or is reasonably likely to result from the making of any Advance or the entry into, the performance of, or any transaction contemplated by, any Transaction Document; and

9.10.2	no other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which constitutes a Material Adverse Effect.

9.11	No misleading information

save as disclosed in writing to the Facility Agent and the Arranger prior to the date of this Agreement (or, in relation to the Information Memorandum, prior to the date of the Information Memorandum):

9.11.1	any factual information contained in the Information Memorandum (save for the information contained in sections 1.3, 2.10, 7, 8 and 9 thereof or any information contained in the Information Memorandum which constitutes information that is in the public domain) was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given, save for any corrections made to the Information Memorandum with the agreement of the Facility Agent;

9.11.2	any financial projection or forecast contained in the Information Memorandum or the Budget has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration;

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9.11.3	the expressions of opinion or intention provided by or on behalf of the Borrower for the purposes of the Information Memorandum were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds;

9.11.4	no event or circumstance has occurred or arisen and no information has been omitted from the Information Memorandum and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Information Memorandum being untrue or misleading in any material respect;

9.11.5	all material information provided to a Beneficiary by or on behalf of the Borrower on or before the date of this Agreement and not superseded before that date (whether or not contained in the Information Memorandum) is accurate and not misleading in any material respect and all projections provided to any Beneficiary by or on behalf of the Borrower on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied; and

9.11.6	all other written information provided by any member of the Group or on behalf of the Borrower (including its advisers) to a Beneficiary was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect.

9.12	Original Financial Statements

9.12.1	the Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied;

9.12.2	the unaudited Original Financial Statements fairly represent the financial condition and results of operations of the Sponsor, Constellation, the Head Charterer and the Borrower respectively, for the relevant six month period;

9.12.3	the audited Original Financial Statements give a true and fair view of the consolidated financial condition and results of operations of the Sponsor, Constellation, the Head Charterer and the Borrower, respectively, during the relevant financial year;

9.12.4	there has been no material adverse change in its assets, business or financial condition or the assets, business or consolidated financial condition of the Sponsor Constellation, the Head Charterer or the Borrower since the date of the Original Financial Statements;

9.12.5	the most recent financial statements delivered pursuant to clause 14.1.1 (Financial Statements) of the Deed of Proceeds and Priorities:

(a)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(b)	give a true and fair view of (if audited) or fairly present (if unaudited) the consolidated financial condition of the Sponsor, Constellation, the Head Charterer and the Borrower, respectively, as at the end of, and consolidated results of operations for, the period to which they relate;

9.12.6	the budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared by or on behalf of the Borrower in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied; and

9.12.7	since the date of the most recent financial statements delivered pursuant to clause 14.1.1 of the Deed of Proceeds and Priorities there has been no material adverse change in the business, assets or financial condition of the Group.

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9.13	No proceedings pending or threatened

no litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to constitute a Material Adverse Effect, have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it.

9.14	No breach of laws

to the best of its knowledge and belief, it has not breached any law or regulation which breach constitutes or is reasonably likely to constitute a Material Adverse Effect.

9.15	Environmental laws

9.15.1	it and, to the best of its knowledge and belief, each Project Counterparty is in compliance with all Environmental Laws applicable to the Project and/or the Rig relevant to that Project Counterparty and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance; and

9.15.2	there is no Relevant Environmental Claim in relation to it.

9.16	Taxation

9.16.1	it is not materially overdue in the filing of any Tax returns and it is not overdue in the payment of any amount in respect of Tax;

9.16.2	no claims or investigations are being, or are reasonably likely to be, made or conducted against it with respect of Taxes; and

9.16.3	it is resident for Tax purposes only in the British Virgin Islands.

9.17	Security and Financial Indebtedness

9.17.1	no Security exists over all or any of its present or future assets other than as expressly permitted or required by the Facility Documents; and

9.17.2	neither it nor the Head Charterer has any Indebtedness outstanding other than pursuant to the Transaction Documents and (in the case of the Borrower) Indebtedness under the Hedging Agreements, the Intercompany Loan Agreements and in respect of the Interim Payments.

9.18	Ranking

the Security granted or purported to be granted under the Security Documents has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security.

9.19	Good title to assets

it has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

9.20	Legal and beneficial ownership

9.20.1	it is the sole legal and beneficial owner of the respective assets over which it purports to grant Security pursuant to the Security Documents; and

9.20.2	all the members of the Group are or will on the Closing Date be legally and beneficially owned by the members of the Group or, as the case may be, the Group Owners, in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests.

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9.21	Shares

the shares of the Borrower and the partnership interests in the Head Charterer are fully paid and, other than pursuant to the Borrower Share Pledge and the Head Charterer Partnership Pledge, are not subject to any option to purchase or similar rights. The constitutional documents of the Borrower do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Borrower Share Pledge. The constitutional documents of the Head Charterer do not and could not restrict or inhibit any transfer of those partnership interests on creation or enforcement of the Head Charterer Partnership Pledge. There are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan or partnership capital of the Head Charterer or the Borrower (including any option or right of pre-emption or conversion) other than, in the case of the Head Charterer, the Head Charterer Partnership Agreement.

9.22	Intellectual Property

it:

9.22.1	is the sole legal and beneficial owner of or has licensed to it on normal commercial terms all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted and as contemplated in the Information Memorandum and the Budget;

9.22.2	does not so far as it is aware, in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or is reasonably likely to constitute a Material Adverse Effect; and

9.22.3	has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it.

9.23	Group Structure Chart

the Group Structure Chart contained in Schedule 9 of this Agreement is true, complete and accurate in all material respects and shows the following information:

9.23.1	each member of the Group, including current name and registration number, its jurisdiction of incorporation and/or establishment, a list of shareholders or members where applicable and indicating whether a member of the Group is not a company with limited liability; and

9.23.2	all minority interests in any member of the Group.

9.24	Accounting reference date

the Accounting Reference Date of each member of the Group is 31 December.

9.25	No adverse consequences

9.25.1	it is not necessary under the laws of its Relevant Jurisdictions:

(a)	in order to enable any Beneficiary to enforce its rights under any Facility Document; or

(b)	by reason of the execution of any Facility Document or the performance by it of its obligations under any Facility Document,

that any Beneficiary should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions; and

9.25.2	no Beneficiary is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Facility Document.

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9.26	No immunity

neither it nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding in any Relevant Jurisdiction (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

9.27	Rig Earnings and Proceeds

there is no agreement or arrangement whereby any Earnings or Proceeds may be shared with any other person otherwise than as expressly permitted by the terms of the Facility Documents.

9.28	No Relevant Substances

no Relevant Substance has at any time been (i) deposited or disposed of in the Environment by it or from the Rig or otherwise in connection with the Project or (ii) kept, treated, imported, exported, processed, manufactured, used, collected, sorted or produced in the Environment by it or by or from the Rig or otherwise in connection with the Project and no Relevant Substance is present in the Environment, in each case in circumstances which are likely to result in an Environmental Claim against it or the Rig.

9.29	Details of environmental audits

full details have been given to the Facility Agent of any third party inspections, investigations, studies (including internal studies in relation to specific environmental risks), audits, tests, reviews or other analyses of which it is aware and to which it has access in relation to Environmental Matters relating to the Rig and of all Environmental Licences required by the Rig as at the relevant time of which it is aware and details of which have been provided by it or either Builder or otherwise for the purposes of the Charter, Services Agreement, Construction Contract and Project.

9.30	No Encumbrances

none of its business, undertaking, assets, property, rights and revenues is subject to any Encumbrance, other than Permitted Encumbrances.

9.31	Other business

it (a) is not currently involved in any business whatsoever, other than as contemplated by the Transaction Documents and (b) does not have (other than as set out in the Group Structure Chart) any Subsidiaries or own any shares or any equity interest in any person.

9.32	Ownership

Constellation directly holds, and controls, one hundred per cent. (100%) of the issued share capital of the Borrower unless an Approved Transfer has taken place in relation to the Borrower, in which case Constellation directly owns not less than fifty per cent. (50%) of the Borrower’s issued share capital.

9.33	Project Cost

the Loan at the termination of the Availability Period will be less than or equal to seventy point nine per cent. (70.9%) of the Total Cost.

9.34	Pensions

neither it nor any of its Subsidiaries has nor at any time has had a place of business, or employed any person, in the United Kingdom.

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9.35	Assigned Documents

there are no material contracts, agreements or arrangements between it and any other person relating to or in connection with the Rig other than those which constitute Assigned Documents.

9.36	Material Contracts

(other than the Management Agreement) each Material Contract entered into before the date of this Agreement provides for a fixed price and fixed date of completion and the Borrower has provided a certified copy of such Material Contracts and the Management Agreement to the Facility Agent.

9.37	Times when representations made

9.37.1	all the representations and warranties in this clause 9 are made by the Borrower on the date of this Agreement except for the representations and warranties set out in clause 9.11 which are deemed to be made by the Borrower, with respect to the Information Memorandum, on the date of this Agreement, on the Closing Date and on any later date on which the Information Memorandum (or part of it) is released to the Arranger for distribution in connection with syndication;

9.37.2	all the representations and warranties in this clause 9 are deemed to be made by the Borrower on the Closing Date; and

9.37.3	the Repeating Representations are deemed to be made by the Borrower on the date of each Drawdown Notice and on the first day of each Interest Period (except that those contained in clause 9.12 will cease to be so made once subsequent financial statements have been delivered under this Agreement).

10	Covenants and Undertakings

10.1	Information undertakings

The undertakings in this clause 10 remain in force from the date of this Agreement for so long as any amount is outstanding under the Facility Documents or any Commitment is in force.

10.1.1	Year-end

The Borrower shall procure that no member of the Group changes its Accounting Reference Date.

10.1.2	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of the Borrower or any other Security Party or the composition of the partners or shareholders (as the case may be) of the Borrower or any other Security Party after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent, the Security Trustee or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary

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information is not already available to it, the Borrower shall promptly upon the request of the Facility Agent, the Security Trustee or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent or the Security Trustee (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, the Security Trustee, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to any relevant person pursuant to the transactions contemplated in the Facility Documents.

(b)	Each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied with the results of all necessary “know your customer” or other checks on that Lender or prospective new Lender pursuant to the transactions contemplated in the Facility Documents.

10.2	Covenants

The Borrower undertakes with each of the Beneficiaries that, from the date of this Agreement and so long as any moneys are owing under this Agreement or any of the Facility Documents or any Commitment is in force, it will:

10.2.1	Notice of Default

promptly upon becoming aware of the same inform the Facility Agent (a) of any occurrence which might adversely affect its ability to perform its obligations under this Agreement, the Assigned Documents and/or the Facility Documents and/or the other Project Documents to which it is party including, but not limited to, (i) the non-delivery of any Bulletin of Measurement by the Charterer to the Head Charterer by the tenth (10th) day of each month, and (ii) any circumstances in which this Agreement or any of the Assigned Documents, Facility Documents or Project Documents to which the Borrower is party have become or are alleged by any party thereto (other than the Beneficiaries) to have become ineffective or in which it has become or is to become unlawful for the Borrower or any other Security Party to perform or to continue to perform its obligations under this Agreement or the applicable Assigned Document, Facility Document or Project Document (excluding the documents described in Schedule 7 hereto in circumstances where the Rig Rights are no longer subsisting) and (b) of any Default under this Agreement or any of the Facility Documents to which the Borrower is party or any default under any of the Assigned Documents or Project Documents to which it is party and (c) from time to time, if so requested by the Facility Agent, confirm to the Facility Agent in writing that, save as otherwise stated in such confirmation, so far as it is aware (i) no Default under this Agreement or any of the Facility Documents to which the Borrower is party or (ii) no default under any Assigned Document or Project Document to which the Borrower is party, in each case has occurred and is continuing;

10.2.2	Authorisations and licences

without prejudice to clause 3 (conditions) and clause 9 (representations and warranties) (a) obtain or cause to be obtained, maintain or cause to be maintained in full force and effect at the time that the same are required and promptly renew or cause to be renewed and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every Authorisation which are applicable to the Borrower and the Rig, the Project and the transactions contemplated hereby and all Authorisations which the Borrower is required to obtain and maintain under the terms of the Assigned Documents in order to continue the performance and operation of the Rig at the Approved Location; and (b) if requested by the Facility Agent deliver to the Facility Agent a report in relation to the status of the Authorisations and any qualifications, limitations or restrictions thereon, provided that the Borrower shall only be obliged to deliver one such report each year, unless a Default shall have occurred and be continuing, in which case the Borrower shall deliver a further report if so requested by the

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Facility Agent; and (c) do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance, validity, legality, priority and enforceability of all its obligations under this Agreement, the Facility Documents, the Assigned Documents and the Project Documents to which the Borrower or the Head Charterer is party; and (d) if so requested by the Charterer, provide to the Charterer any documentation in the possession or control of the Borrower or the Head Charterer as the Charterer may reasonably require in support of the Charterer’s application for any renewal or extension of the ROF or other Central Bank consent required in respect of the Charter in accordance with clause 4.8 thereof;

10.2.3	Use of proceeds

use the Advances under this Agreement exclusively for the purpose specified in clause 1.1 (purpose) (which shall include, for the avoidance of doubt, the reimbursement of any Interim Payments) and not use the proceeds of any Advance for an illegal purpose or otherwise not in compliance with any applicable law;

10.2.4	Pari passu

ensure that at all times any unsecured and unsubordinated claims of a Beneficiary against it under the Facility Documents shall rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

10.2.5	Information concerning the Project

furnish the Facility Agent promptly with the information specified in clauses 14.2.5 and 14.2.6 of the Deed of Proceeds and Priorities in accordance with the terms thereof;

10.2.6	Action of Borrower

at any time after the occurrence of an Event of Default which is continuing or after the whole principal amount of the Loan has become due and payable pursuant to any provision of the Facility Documents, the Borrower shall from time to time take such action, make such requests or demands and give such notices and certificates (including, without limitation, any lawful demand for payment under any of the Transaction Documents) as the Facility Agent or the Security Trustee may reasonably request in order to enforce or preserve any rights, remedies or claims (a) of any Beneficiary under any Transaction Document to which the Borrower is a party or (b) which is the subject of any Security Document to which the Borrower is a party and shall not, without the prior written consent of the Agents, take any steps to enforce or exercise, and shall take such reasonable steps as the Facility Agent or the Security Trustee may direct to enforce or exercise, any rights, remedies, powers and privileges under the Assigned Documents or in respect of the Rig or under any of the Security Documents;

10.2.7	Compliance with laws and regulations

comply with the terms and conditions of all laws (including without limitation Environmental Laws), regulations, agreements, licences and concessions to which it may be subject and which are required in connection with the Project or which are necessary for the operation of the Rig, its systems and equipment and which are material to the carrying on of its business;

10.2.8	Environmental claims

promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a)	any Relevant Environmental Claim in relation to it; and

(b)	any facts or circumstances which are reasonably likely to result in any Relevant Environmental Claim being commenced or threatened against it;

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10.2.9	Accounts

(a)	open no bank accounts other than (i) the Proceeds Account, (ii) the Project Account, (iii) the Earnings Account, (iv) the Debt Service Reserve Account, and (v) such other accounts as from time to time may be approved by the Facility Agent;

(b)	maintain no bank accounts other than (i) the Proceeds Account, (ii) the Project Account, (iii) the Earnings Account (iv) the Debt Service Reserve Account, and (v) any other account(s) as may be approved by the Facility Agent as contemplated in sub-paragraph (v) of paragraph (a) of this clause 10.2.9;

(c)	maintain each of the Proceeds Account, the Earnings Account, the Project Account and the Debt Service Reserve Account with the Account Bank;

(d)	use all reasonable endeavours to procure that the Charterer and any other relevant person shall pay all Charter Rate and other Earnings into the Earnings Account and the Borrower further agrees that it will procure that all payments of Charter Rate and other Earnings which are received by it, the Head Charterer or any other member of the Group shall be paid into the Earnings Account for application in accordance with clause 5 of the Deed of Proceeds and Priorities;

(e)	pay or procure the payment of all compensation from time to time during the Security Period received in respect of any requisition of the Rig for hire into the Earnings Account for application in accordance with clause 5 of the Deed of Proceeds and Priorities;

(f)	pay or procure the payment of any Loss of Earnings Proceeds into the Earnings Account for application in accordance with clause 5 of the Deed of Proceeds and Priorities;

(g)	procure the payment of any moneys received or receivable by the Borrower from the Hedging Provider under or pursuant to the Hedging Agreements into the Earnings Account;

(h)	pay or procure the payment of the proceeds of any confiscation and expropriation insurances (if any) in respect of the Rig into the Proceeds Account;

(i)	do nothing which may prevent the Security Trustee and the Facility Agent applying all Charter Rate and other Earnings in accordance with the Deed of Proceeds and Priorities and in repayment or prepayment (as applicable) of the Loan, in accordance with clause 8.7 or clause 8.8 hereof and clause 5 and/or 9 of the Deed of Proceeds and Priorities, as the case may be;

(j)	pay (A) proceeds in respect of any disposal of the whole or part of the Rig, (B) Total Loss Proceeds and (C) the whole amount of any other Insurance Proceeds (excluding Loss of Earnings Proceeds) where the amount of those proceeds exceeds the Casualty Amount and (following the occurrence of an Event of Default) any Insurance Proceeds less than the Casualty Amount and (D) guarantee payments in respect of the Rig Rights, or procure that all such proceeds are paid, into the Proceeds Account for application in accordance with clause 6 of this Agreement and/or clauses 5, 6 or 9 (as applicable) of the Deed of Proceeds and Priorities; and

(k)	procure that all Liquidated Damages are paid into the Proceeds Account for application in accordance with clause 9 of the Deed of Proceeds and Priorities;

10.2.10	Invoices

ensure that all invoices and billing documents for the account of the Charterer are submitted promptly by the Head Charterer each month in accordance with the provisions of clause 8 of the Charter;

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10.2.11	Disputes and litigation

promptly upon becoming aware of the same, inform the Facility Agent of the commencement of any litigation, arbitration or administrative proceedings against the Borrower, or if any such proceedings are threatened against the Borrower;

10.2.12	Taxes

promptly upon becoming aware of the same, notify the Facility Agent of the imposition or the proposed levy of any Taxes (by withholding or otherwise) on any payment to be made by the Borrower under any Facility Document to which it is a party;

10.2.13	Relevant Substances

promptly upon becoming aware of the same, notify the Facility Agent of (a) the deposit or disposal by or from the Rig of any Relevant Substance in the Environment and (b) any storage, treatment, importation, exportation, transportation, processing, manufacture, usage, collection, sorting or production of any Relevant Substance which is carried out in circumstances which in each case are likely to result in an Environmental Claim against the Borrower, the Head Charterer, the Sponsor (but only insofar as the Environmental Claim is in connection with the Rig) or the Rig;

10.2.14	Environmental audits

provide to the Facility Agent full details of any third party inspections, investigations, studies, (including internal studies in relation to specific environmental risks, if any) audits, tests, reviews or other analyses in relation to Environmental Matters relating to the Borrower, the Head Charterer, the Sponsor (but only insofar as the relevant Environmental Matter is in connection with the Rig) or the Rig and all Environmental Licences;

10.2.15	Notification of Permitted Amendment

from time to time, upon request by the Facility Agent, notify the Facility Agent in the event of any Permitted Amendment;

10.2.16	Intellectual Property

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for its business;

(b)	use reasonable endeavours to prevent any infringement in any material respect of its Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain its Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)	not use or permit its Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil its right to use such property; and

(e)	not discontinue the use of its Intellectual Property;

10.2.17	Money laundering

in relation to the borrowing of the Advances, the performance and discharge of its obligations and liabilities under this Agreement or any of the Facility Documents to which it is a party and the transactions and other arrangements effected or contemplated by this Agreement or any of the Facility Documents to which it is a party, act for its own account and the foregoing will not

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involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities);

10.2.18	Ownership

procure that Constellation continues to directly own one hundred per cent. (100%) of the issued share capital of the Borrower, unless and until an Approved Transfer has taken place in relation to the Borrower, in which case Constellation shall continue to directly own not less than fifty per cent. (50%) of the Borrower’s issued share capital;

10.2.19	Further assurance

promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(a)	to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security Documents) or for the exercise of any rights, powers and remedies of the Security Trustee or the Beneficiaries provided by or pursuant to the Facility Documents or by law;

(b)	to confer on the Security Trustee or confer on the Beneficiaries Security over any property and assets of any Security Party located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(c)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security Documents.

The Borrower shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Trustee or the Beneficiaries by or pursuant to the Security Documents.

10.3	Further Covenants

The Borrower shall not and (in the case of clause 10.3.1, 10.3.2, 10.3.7, 10.3.14 and 10.3.17) shall procure that none of the other Security Parties shall without the prior written consent of (i) in the case of clause 10.3.1 and clause 10.3.17(a), the Facility Agent acting with the consent of all of the Lenders (acting reasonably) or (ii) in the case of clauses 10.3.2 to 10.3.16 (inclusive) and clause 10.3.17(b) to 10.3.17(d), the Facility Agent acting with the consent of the Majority Lenders and after consultation with all the Lenders (acting reasonably):

10.3.1	Cancellation and termination

determine, cancel, rescind or otherwise terminate any Project Document or any other Transaction Document to which it is or becomes a party or consent to or accept any determination, cancellation, rescission or termination thereof, other than (a) pursuant to the express terms thereof, (b) at the request of the Security Trustee acting on behalf of the Lenders, (c) in the fulfilment of its obligations under clause 7.5.6 of the General Assignment, or (d) by the Sponsor or Constellation in fulfilment of their respective obligations under clauses 9.3 and/or 11.3.3 of the Deed of Undertaking;

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10.3.2	No prejudicial action

do anything and shall not take any action against any person (including, without limitation, any Insolvency Official or similar officer of, or any creditor of, the Borrower or any other person claiming through, under or in place of the Borrower) which has or is reasonably likely to have the effect of prejudicing any Encumbrance created by any Security Document in favour of any Beneficiary;

10.3.3	Other agreements

enter into any contract or agreement with any person and will not otherwise create or incur any liability to any person other than (i) as required in the fulfilment of the Borrower’s obligations to the Lenders and as provided for in, or as permitted by, the Transaction Documents (including, for the avoidance of doubt, liabilities or payments which are permitted by this Agreement and clause 14.3.4 of the Deed of Proceeds and Priorities), and arrangements entered into as a result thereof and each other document required to be executed and delivered by it in accordance with the provisions hereof or thereof and (ii) such overhead expenses as may arise in the ordinary course of carrying on its business in compliance with clause 10.2;

10.3.4	No disposal

other than pursuant to, or as permitted by, the terms of the Transaction Documents it shall not sell, transfer, assign, pledge, charter, discount or otherwise dispose of or permit any third party right to arise over or in relation to any of its present and future business, undertaking, assets, rights and revenues, including, but not limited to, its title, rights or interests in or to the Rig or any of its assets or property the subject or purported to be the subject of any Security Document and shall not otherwise deal with, and shall not agree or attempt or purport to agree or create or permit to arise or subsist any of the same or cease to exercise direct control over the same, whether by one or a series of transactions, related or otherwise;

10.3.5	Indebtedness

at any time after the date of this Agreement, incur, assume or undertake any indebtedness, issue any guarantees or make, incur, assume or undertake any other financial commitment, obligation or liability whatsoever (except as permitted by and in accordance with the Bareboat Charter or any other Facility Document to which it is a party (including in respect of any Interim Payment and any Equity which is provided to the Borrower as contemplated by the Facility Documents));

10.3.6	[intentionally omitted]

10.3.7	Merger or transfer

enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or transfer all or any of its business, undertaking, assets, rights and/or revenues to any other person;

10.3.8	Encumbrances

create, purport or attempt to create or permit to be created any Encumbrance (other than Permitted Encumbrances) (a) over any of its business, undertaking, assets, rights and revenues or (b) over any right, title, interest and benefit under or in respect of the Bareboat Charter;

10.3.9	No obligations or assets

(a)	undertake, incur or assume any obligation or liability whatsoever other than its obligations and liabilities:

(i)	pursuant to this Agreement and the other Transaction Documents to which it is party; and

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(ii)	in respect of any Interim Payment or any Equity which is provided to the Borrower as contemplated by the Facility Documents; and

(b)	not acquire any assets, rights or revenues other than its Assigned Property;

10.3.10	Other business

undertake or become involved in any business whatsoever other than as contemplated by the Transaction Documents;

10.3.11	Subsidiaries

acquire or establish any Subsidiaries or hold any share or stock or interest in any corporate entity of any kind or in any partnership;

10.3.12	No Borrowings

incur, assume or undertake any liability or obligations for or in respect of any Borrowed Money other than pursuant to the Facility Documents, save for in respect of any Interim Payment or any Equity which is provided to the Borrower as contemplated by the Facility Documents;

10.3.13	Sharing of Earnings

save as required by the terms of the Facility Documents, enter into or purport or agree to enter into any agreement or arrangement whereby any Earnings or Proceeds or any other amounts payable under the Bareboat Charter or Charter may be shared with or secured in favour of any other person;

10.3.14	No winding up

take any corporate or other action or commence any legal proceedings for its winding-up, dissolution, administration or reorganisation or for the appointment of an Insolvency Official of it or any of its assets or revenues;

10.3.15	Material Contracts

enter into any Material Contract unless it provides for a fixed price and fixed date of completion and is on terms and with a counterparty acceptable to the Facility Agent and unless the Borrower has provided a certified copy of that Material Contract to the Facility Agent and the Borrower shall procure that any Material Contract shall be entered into either by the Borrower or by the Head Charterer;

10.3.16	Rig and Charter Acceptance

accept delivery of the Rig under or pursuant to the Construction Contract or tender the Rig for delivery under or pursuant to the Bareboat Charter, unless and until:

(a)	the Technical Advisor has confirmed that the Rig complies with the Specifications, complies with the requirements of the Construction Contract and is otherwise in a condition suitable for acceptance; and

(b)	the Facility Agent, or its duly authorised representative, shall have received the documents and evidence specified in Part 4 of Schedule 3, in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders or, in the case of the documents and evidence specified in paragraphs 3 and 6(g) thereof (if so required), in form and substance satisfactory to all the Lenders);

and the Borrower shall procure that the Head Charterer shall not, and that the Sponsor shall not, tender the Rig for acceptance under the Charter or the Services Agreement unless and until the Technical Adviser has confirmed that the Rig complies with all the requirements of the Charter and the Services Agreement, and is otherwise in a condition suitable for tendering for acceptance by the Charterer; and

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10.3.17	Amendment

(and shall procure that no Security Party shall) amend, vary, modify, supplement, restate, novate or replace or agree or consent to any amendment, modification, supplement, variation, or any restatement, novation or replacement of, or grant any waiver or release under or in respect of:

(a)	a Hedging Agreement;

(b)	the Charter, the Services Agreement or the Sub-Contract Agreement (other than pursuant to the definition of “Permitted Amendment”);

(c)	the Project Documents other than those referred to in paragraphs (a) and (b) above (other than amendments of the nature described in the definition of “Permitted Amendment”); or

(d)	any other Transaction Documents to which the Borrower is or becomes a party (other than pursuant to the definition of “Permitted Amendment”).

10.4	Technical Adviser

The Borrower shall do all that is necessary to enable the Technical Adviser to fulfil its duties and conduct the review of the Project required pursuant to the scope of work specified in clause 20 and to report to the Facility Agent (on behalf of the Lenders) with its conclusions and its technical reports.

11	Events of Default

11.1	Each of the events and circumstances set out below is an Event of Default (whether or not caused by any reason outside the control of the Borrower):

11.1.1	Non-payment: the Borrower or any other Security Party fails to pay any sum due from it under this Agreement or any Facility Document in the currency, at the time and in the manner stipulated herein or therein and such non payment is not remedied within five (5) Banking Days of the due date thereof; or

11.1.2	Breach of Insurance obligations: the Borrower or any other Security Party commits any breach of or omits to observe any of the covenants, obligations or undertakings expressed to be assumed by it under clause 9 of the General Assignment or the Borrower or any other Security Party fails or omits to comply with any requirements of the protection and indemnity association or other insurer with whom the Rig is entered for insurance or insured against protection and indemnity risks (including all pollution risks) to the effect that any cover (including without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where the Rig operates) is or may be liable to cancellation, qualification or exclusion at any time or the Borrower or any other Security Party fails to effect or procure the renewal of the Insurances by the date falling five (5) days prior to the expiry thereof, or the Security Trustee gives notice pursuant to clauses 9.2, 9.3, 9.6 or 9.10 of the General Assignment withdrawing its approval of the Insurances maintained or any insurer, and such Insurances are or such insurer is not replaced on terms acceptable to the Security Trustee acting with the consent of and after consultation with the Majority Lenders having due regard to the requirements of clause 9 of the General Assignment within seven (7) days of the Security Trustee serving its notice pursuant to clauses 9.2, 9.3, 9.6 or 9.10 of the General Assignment; or

11.1.3

Breach of obligations in relation to the Project Account, Proceeds Account, Earnings Account or the Debt Service Reserve Account: the Head Charterer or the Borrower commits any breach of or omits to observe any of the covenants, obligations and undertakings expressed to be assumed by it under the Accounts Pledge or there occurs any breach of clause 10.2.9 of this

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Agreement or any moneys standing to the credit of the Project Account or the Proceeds Account or the Debt Service Reserve Account or the Earnings Account are or become subject to any attachment or similar type of order unless the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) is satisfied that such attachment or similar order is frivolous or vexatious, and such attachment or similar order is lifted or released within ten (10) Banking Days, (ii) determines that such breach is not material, or (iii) determines that such breach is capable of remedy, and the applicable breach is remedied to the satisfaction of the Facility Agent within ten (10) Banking Days of the occurrence thereof; or

11.1.4	Breach of other obligations: the Borrower or any other Security Party commits any breach of or omits to observe any of the covenants, obligations or undertakings expressed to be assumed by it under this Agreement or the Facility Documents (other than those referred to in clauses 11.1.1, 11.1.2 and 11.1.3 above or clauses 11.1.31, 11.1.32 and 11.1.33 below) unless the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) determines that such breach is not material, or (ii) determines that such breach is capable of remedy and the applicable breach is remedied to the satisfaction of the Facility Agent by the expiry of any applicable period or, where no remedy period is prescribed by this Agreement or the relevant Facility Document, the date falling fifteen (15) days after the date on which the Facility Agent notified the Borrower or the applicable Security Party of such default; or

11.1.5

(a)	Breach of Charterer Acknowledgement (where the same is obtained from the Charterer): the Charterer commits any breach of or omits to observe any of the obligations or undertakings assumed by it under the Charterer Acknowledgement which is considered by the Facility Agent acting with the consent of and after consultation with the Lenders to be material and, in respect of any such breach or omission which in the opinion of the Facility Agent (acting with the consent of and after consultation with the Lenders) is capable of remedy, such action as the Facility Agent acting with the consent of and after consultation with the Lenders may require (including but not limited to the arrangement of alternative security on terms acceptable to the Lenders) shall not have been taken within thirty (30) days of the Facility Agent notifying the Borrower of such default; or

(b)	Breach of Builder Acknowledgement: the Builder (or either of them) commit any breach of or omits to observe any of the obligations or undertakings assumed by it under the Builder Acknowledgement which is considered by the Facility Agent acting with the consent of and after consultation with the Lenders to be material and, in respect of any such breach or omission which in the opinion of the Facility Agent (acting with the consent of and after consultation with the Lenders) is capable of remedy, such action as the Facility Agent acting with the consent of and after consultation with the Lenders may require (including but not limited to the arrangement of alternative security on terms acceptable to the Lenders) shall not have been taken within thirty (30) days of the Facility Agent notifying the Borrower of such default; or

11.1.6

(a)	Initial Misrepresentation: any representation or warranty on the part of the Borrower or any other Security Party made in or pursuant to this Agreement or any of the Facility Documents or in any notice, certificate or statement referred to in or delivered under this Agreement or any of the Facility Documents, or deemed to be made therein or repeated on the Closing Date is or proves to have been incorrect or misleading in any material respect when made or when deemed to be made or repeated; or

(b)

Repeating Representation: any Repeating Representation on the part of the Borrower or the Head Charterer deemed to be made or repeated on any date other than the date of the Facility Document in which that Repeating Representation is made or the Closing Date is or proves to have been incorrect or misleading when deemed to be made or repeated unless the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) determines that such incorrectness or misleading nature is not material, or (ii) determines that such incorrectness or misleading nature is capable of

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remedy and the applicable incorrectness or misleading nature is remedied to the satisfaction of the Facility Agent by the expiry of any applicable period (or, where no remedy period is prescribed by the terms of the relevant Repeating Representation, the date falling fifteen (15) days after the date on which the Facility Agent notified the Borrower or the applicable Security Party of such incorrectness or misleading nature); or

(c)	Continuing Misrepresentation: any Continuing Representation on the part of either Undertaking Party would, if made or repeated on any date during the Security Period, be incorrect or misleading by reference to the facts and circumstances existing on that date unless (save for the representations and warranties contained in clauses 7.15.2, 7.16.2 and 17.19 of the Deed of Undertaking, which shall constitute an Event of Default if and whenever the Material Adverse Effect test referred to therein is applicable and is satisfied) the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) determines that such incorrectness or misleading nature is not material, or (ii) determines that such incorrectness or misleading nature is capable of remedy and the applicable incorrectness or misleading nature is remedied to the satisfaction of the Facility Agent by the expiry of any applicable period (or, where no remedy period is prescribed by the terms of the relevant Continuing Representation, the date falling fifteen (15) days after the date on which the Facility Agent notified the Borrower or the applicable Security Party of such incorrectness or misleading nature); or

11.1.7	Legal process:

(a)	any judgment or judicial order is made against the Head Charterer, the Borrower, the Sponsor, Constellation or any BVI Company and such judgment or judicial order is not stayed or complied with by the date falling, in the case of the Head Charterer, the Borrower, Constellation or any BVI Company, seven (7) days thereafter or, in the case of the Sponsor, fourteen (14) days thereafter and such judgment or judicial order imposes a liability or obligation the cost of complying with which is or will be in excess of (in the case of the Sponsor and Constellation (but not the Head Charterer, the Borrower or any BVI Company to which no threshold shall apply) ten million Dollars ($10,000,000) (or the equivalent in any other currency); or

(b)	a creditor attaches, or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Head Charterer, the Borrower, the Sponsor, Constellation or any BVI Company and in each case such attachment, possession, distress, execution, sequestration or other process constitutes a Material Adverse Effect and is not discharged by the date falling seven (7) days thereafter; or

11.1.8	Insolvency: any Insolvency Event occurs in relation to any of the Head Charterer, the Borrower, the Sponsor, Constellation, any BVI Company and the Charterer; or

11.1.9	Qualification of financial statements: the auditors of any of the Head Charterer, the Borrower, the Sponsor and Constellation qualify their report on the audited financial statements of such company or entity in any way whatsoever considered by the Facility Agent acting on behalf of and after consultation with the Majority Lenders (acting reasonably) to be material and such qualification is not remedied within thirty (30) days from the date of such qualification; or

11.1.10	Cessation of business: the Borrower or any other Security Party suspends or ceases or threatens to suspend or cease to carry on its business; or

11.1.11	Seizure: the Rig or all or a material part of the assets forming any other part of the Collateral is seized, nationalised, expropriated, confiscated or compulsorily acquired by or under the authority of any government provided however that an event which constitutes or would, with the giving of notice or effluxion of time, constitute a Total Loss shall not constitute an event of default under this clause 11.1.11 unless and until the Borrower has failed to comply with its obligations in respect of such Total Loss under clause 6.5 hereof, in each case within the time period allowed therefor; or

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11.1.12	Change of Control: the Group Owners cease to own (directly or indirectly) one hundred per cent. (100%) of the voting shares in the capital of any of the Parent Sponsor, the Sponsor, Constellation, any of the BVI Companies and the Borrower, (provided that (i) an Approved Transfer in respect of the Head Charterer or (ii) the sale of any issued share capital permitted in accordance with clause 14.2.19(c) of the Deed of Proceeds and Priorities shall not constitute an event of default under this clause 11.1.12) or any breach of clause 10.2.18 occurs; or

11.1.13	Repudiation: any party thereto (other than the Charterer and any party to any Project Document containing Rig Rights and Guarantee Rights as listed in Schedule 7 of this Agreement (other than any Security Party)) repudiates this Agreement, any of the Facility Documents or any of the Project Documents or does or causes or permits to be done any act or thing evidencing an intention by it to repudiate this Agreement, any of the Facility Documents or any of such Project Documents; or

11.1.14	Encumbrances: any Encumbrance (other than a Permitted Encumbrance) in respect of the Rig or any other asset or property forming part of the Collateral becomes enforceable; or

11.1.15	Material events: any other event occurs or circumstance (other than any event or circumstance expressly contemplated by clauses 11.1.1 to 11.1.14 above or 11.1.16 to 11.1.33 below) arises which, in the reasonable opinion of the Facility Agent acting with the consent of and after consultation with the Majority Lenders, constitutes a Material Adverse Effect and, if remediable, such event or circumstance has not been remedied to the satisfaction of the Facility Agent (acting with the consent of and after consultation with the Majority Lenders) by the date falling thirty (30) days after the occurrence of such event or circumstance; or

11.1.16	Litigation: any litigation, arbitration or administrative proceeding is commenced or threatened against any Security Party (or their respective assets) which in the reasonable opinion of the Facility Agent acting with the consent of and after consultation with the Majority Lenders (following notification of such proceeding by the Borrower in accordance with clause 10.2.11 of this Agreement or by the applicable Security Party in accordance with the equivalent provisions in the Facility Documents to which the affected Security Party is a party), (i) is likely to be adversely determined and (ii) if adversely determined is likely to constitute a Material Adverse Effect; or

11.1.17	Arrest: the Rig is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of the Head Charterer or the Borrower or the Sponsor in circumstances other than those described in clause 11.1.11 and the Borrower (a) fails to provide a bond or other surety sufficient to procure the release of the Rig within a period of seven (7) days after such arrest, confiscation, seizure, impounding, forfeiture or detention and (b) fails to procure the release of the Rig within a further period of seven (7) Banking Days (or such longer period as the Facility Agent may agree, acting with the consent of and after consultation with the Security Trustee and the Majority Lenders) after the posting of the bond or other surety; or

11.1.18	Registration: the registration of the Rig under the laws and flag of the Flag State is cancelled or terminated without the prior consent of the Security Trustee acting with the consent of and after consultation with the Majority Lenders and the Rig is not registered under the laws and flag of a jurisdiction acceptable to the Security Trustee acting with the consent of and after consultation with the Majority Lenders within a period of thirty (30) days after such cancellation or if the registration of the Rig is not renewed at least thirty (30) days prior to the expiry of such registration, provided however that nothing in this clause 11.1.18 shall operate to override the provisions of clauses 6.4.1 and 6.4.2 in relation to the Mortgage unless a new mortgage is registered over the Rig at the same time as the re-registration of the Rig is effected and the validity, priority and enforceability of the Mortgage is not affected in any way during any such period where the Rig is not registered; or

11.1.19

Unrest: the Flag State becomes involved in hostilities or civil war or there is a seizure of power in the Flag State by unconstitutional means if, in any such case, such event could, in the opinion of the Security Trustee acting with the consent of and after consultation with the Majority Lenders be reasonably expected to have a material adverse effect on the security constituted by

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the Mortgage and the General Assignment or Sponsor Assignment and the Rig is not registered under the laws and flag of a comparable jurisdiction to the Flag State acceptable to the Security Trustee acting with the consent of and after such consultation with the Majority Lenders within a period of thirty (30) days after the outbreak of hostilities or the occurrence of such civil war or seizure of power and a new mortgage is registered over the Rig at the same time as the re-registration of the Rig is effected and the validity, priority and enforceability of that Mortgage and the General Assignment or Sponsor Assignment are not affected in any way during any such period where the Rig is not registered; or

11.1.20	Project Performance: any Security Party fails to perform or comply with its obligations and liabilities under any of the Project Documents to which it is party and such failure is not remedied (save in circumstances where such failure is waived by the relevant Project Counterparty, provided that Project Counterparty is not itself a Security Party) on or prior to the date falling thirty (30) days before the date on which the Project Counterparty to the relevant Project Document will become entitled to terminate that Project Document by reason of such failure and, in the opinion of the Facility Agent acting with the consent of and after consultation with the Majority Lenders, acting reasonably, such termination would have a Material Adverse Effect; or

11.1.21	Abandonment of Rig: the Rig is abandoned by any of the Security Parties and the Loan together with all interest accrued and payable thereon have not been prepaid in full by the date falling five (5) Banking Days after the occurrence of such abandonment provided that this clause 11.1.21 shall not apply to any abandonment of the Rig if (a) that abandonment is necessary to ensure the health and safety of the crew, and (b) the crew of the Rig return to and have control of the Rig on or prior to the date falling two (2) days after the date abandonment is no longer necessary to ensure the health and safety of the crew; or

11.1.22	Force Majeure: a Force Majeure Event occurs in accordance with clause 13 of the Charter and such Force Majeure Event continues for a period of sixty (60) days and the Charter is not terminated pursuant to clause 13.5 thereof within a period of ten (10) days after the expiry of such sixty (60) day period; or

11.1.23	Project Documents: any Project Document is terminated, suspended or cancelled without the prior written approval of the Facility Agent acting on the instructions of all the Lenders; or

11.1.24	Cross-default: (A) any Borrowed Money of any Security Party (i) is not paid when due (including payment due on acceleration) or (ii) becomes due and payable prior to the date when it would otherwise have become due (whether following a declaration or the occurrence of an event of default under the relevant agreement or instrument constituting the same), or (B) any creditor of a Security Party becomes entitled to declare any Borrowed Money of that Security Party so due and payable or becomes entitled to require cash collateralisation or security for any such Borrowed Money consequent upon the occurrence of an event of default (or equivalent event) under or pursuant to the applicable agreement or instrument, or (C) any other facility or commitment available to a Security Party relating to Borrowed Money of that Security Party is withdrawn, suspended or cancelled by reason of any default (howsoever described) of the company concerned unless that Security Party can demonstrate to the satisfaction of the Lenders that such withdrawal, suspension or cancellation will not affect or prejudice in any way the ability of such Security Party to pay its debts as they fall due and to fund its business, in each case if the relevant Borrowed Money, either alone or aggregated with any other Borrowed Money in relation to which any of the events in the foregoing provisions of this clause 11.1.24 has occurred, is of an amount in excess of, in the case of the Sponsor and Constellation (but not the Head Charterer or the Borrower to which no threshold shall apply) ten million Dollars ($10,000,000) (or the equivalent in any other currency) and in the case of (A)(i) or (ii) such amount remains unpaid for a period of five (5) Banking Days after it becomes due; or

11.1.25	Financial covenants: there is any failure to comply with any Financial Covenant on any Financial Covenant Measurement Date; or

11.1.26	Charter Date of Acceptance: the Charter Date of Acceptance does not occur on or prior to 13 June 2009; or

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11.1.27	[intentionally omitted]

11.1.28	Charter Termination:

(a)	the Charterer (i) exercises its rights pursuant to (A) clause 11.1 of the Charter to cancel, repudiate or terminate the Charter or (B) clause 11.1 of the Services Agreement to cancel, repudiate or terminate the Services Agreement or (ii) purports to cancel, repudiate or terminate the Charter; or

(b)	the Charter is otherwise terminated for any reason (including, without limitation, by virtue of the application of clause 11.3 of the Charter),

in each case otherwise than as a consequence of the occurrence of (i) a Force Majeure Event or (ii) at the request of the Security Trustee acting on behalf of the Lenders by the Borrower in the fulfilment of its obligations under clause 7.5.6 of the General Assignment or by the Sponsor in the fulfilment of its obligations under clause 8.2.20 or clause 9.3 of the Deed of Undertaking; or

11.1.29	Non-Payment Events: by the date falling thirty (30) days or, if the Majority Lenders so agree, on the request of the Borrower, the date falling sixty (60) days after the occurrence of any Non-Payment Event, the Charterer has not either (i) rectified the Non-Payment Event and paid any shortfall in full or (ii) reached a settlement with the Borrower as to any amount in dispute and paid that amount in full and in either case the Charterer has not resumed payment in full and the Facility Agent has not received all amounts due to the Lenders at the relevant time; or

11.1.30	Project Documents:

(a)	any event or circumstance occurs under any of the Project Documents which entitles any party thereto to terminate that Project Document or any event of default occurs under any of the Project Documents which is considered by the Facility Agent (acting with the consent of and after consultation with the Majority Lenders) to be material (excluding for this purpose events of default which constitute a Non-Payment Event which shall be regulated by clause 11.1.29 above, events of default under any documents comprising the Rig Rights as more particularly described in Schedule 7 and events of default which are waived by the relevant Project Counterparty, provided that Project Counterparty is not itself a Security Party) and such event or circumstance or, as the case may be, event of default is not remedied within thirty (30) days after the occurrence of the same; or

(b)	any other event occurs or circumstance arises which, in the opinion of the Facility Agent (acting with the consent of and after consultation with the Majority Lenders acting reasonably), (i) constitutes a material adverse change in relation to the Project and/or any Project Document and (ii) is likely to affect adversely the ability of the Borrower or the Head Charterer to perform its material obligations under or otherwise to comply with the material terms of this Agreement and any of the Facility Documents and in each case such event of default or material adverse change is not remedied within thirty (30) days after the occurrence of such event or change; or

11.1.31	Project Cost Over Run and Delays:

(a)	the Project Cost Over Run exceeds or will exceed thirty five million Dollars ($35,000,000); or

(b)	the Technical Adviser reports to the Facility Agent (after consultation with the Borrower) that (a) any Budget or update of any Budget is inaccurate in any material respect or does not reflect the existing and/or future Project Cost incurred or to be incurred in respect of the Project, or (b) a delay in the Completion Date past the dates referred to in clause 11.1.26 is likely to occur; or

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(c)	the amount claimed by the Borrower in relation to Actual Operating Costs exceeds the actual amount of Actual Operating Costs, and any such difference is not paid into the Earnings Account within fifteen (15) days after the Facility Agent (acting on the basis of any information provided by the Technical Adviser pursuant to Clause 20.4) gives notice to the Borrower requiring such payment.

11.1.32	Letters of Credit: any breach occurs of the provisions of clause 9.1 of the Deed of Undertaking;

11.1.33	Conditions Subsequent: the Borrower commits any breach of the undertaking expressed in clause 3.10 hereof.

11.2	Borrower acknowledgement

The Borrower acknowledges and agrees that the occurrence of an Event of Default shall be a breach of condition which the Lenders are entitled to treat as a repudiation by the Borrower of this Agreement and the Facility Agent (on behalf of the Lenders) shall be entitled to give a notice to the Borrower in accordance with clause 11.3 below.

11.3	Acceleration

The Facility Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Beneficiaries, at any time after the happening of an Event of Default which is continuing by notice to the Borrower:

11.3.1	declare that the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Total Commitments shall be reduced to zero forthwith; and/or

11.3.2	declare that the Loan and all interest and Commitment Fee accrued and all other sums payable under this Agreement and the Facility Documents have become immediately due and payable or have become due and payable on demand, whereupon the same shall, immediately or in accordance with the terms of such notice, become so due and payable; and/or

11.3.3	declare that the Security Documents (or any of them) have become enforceable whereupon the same shall be enforceable; and/or

11.3.4	exercise or direct the Security Trustee to exercise any or all of its rights, remedies, powers or discretions under the Facility Documents (but subject always to the terms of the Charterer Acknowledgement (if executed) and to the terms of the Builder Acknowledgement).

On or at any time after the making of any such declaration, the Facility Agent shall be entitled, to the exclusion of the Borrower (and without prejudice to clause 5.3 (interest for late payment)), to select the duration of Interest Periods.

11.4	Demand basis

If, pursuant to clause 11.3, the Facility Agent declares the Loan to be due and payable on demand then the Facility Agent may (and, if so instructed by the Majority Lenders, shall) at any time by written notice to the Borrower (a) call for repayment of the Loan on such date as may be specified in such notice, whereupon the Loan shall become due and payable on the date so specified together with all interest and fees and Commitment Fee accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

12	Indemnities

12.1	Miscellaneous indemnities

The Borrower shall on demand indemnify each Beneficiary, without prejudice to any of their other rights under this Agreement and the Facility Documents, against any loss (including loss of Margin, but only loss of Margin in respect of the actual Contribution of each Lender to the Loan at the relevant time) or expense which such Beneficiary shall certify (subject always to clause 8.10 (Certificates conclusive)) as sustained or incurred by it as a consequence of:

12.1.1	any default in payment by any Security Party of any sum under this Agreement or any of the Facility Documents when due;

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12.1.2	subject to any exclusion in the final paragraph of clause 12.3.1 below, the occurrence of any other Default;

12.1.3	the exercise by the Security Trustee of any or all of its rights under or pursuant to the Facility Documents;

12.1.4	if applicable, any repayment or prepayment of all or part of the Loan being made otherwise than on an Interest Payment Date relating to the part of the Loan repaid or prepaid; or

12.1.5	any Advance not being made for any reason (excluding any default by a Beneficiary) after a Drawdown Notice has been given,

including, in any such case, but not limited to, any loss or expense sustained or incurred by such Beneficiary in maintaining or funding all or any part of its Contribution or Commitment or in liquidating or re-employing deposits from third parties acquired or contracted for to fund all or any part of its Contribution or Commitment or any other amount owing to such Beneficiary.

12.2	Currency of account; currency indemnity

No payment by the Borrower under this Agreement or any of the Facility Documents which is made in a currency other than the currency in which such payment is required to be made pursuant to this Agreement or the applicable Facility Document (“Contractual Currency”) shall discharge the obligation in respect of which it is made except to the extent of the net proceeds in the Contractual Currency received by the Facility Agent upon the sale of the currency so received, after taking into account any premium and costs of exchange in connection with such sale. For the avoidance of doubt the Facility Agent and the Lenders shall not be obliged to accept any such payment in a currency other than the Contractual Currency nor shall the Facility Agent or the Lenders be liable to the Borrower for any loss or alleged loss arising from fluctuations in exchange rates between the date on which such payment is so received by the Facility Agent and the date on which the Facility Agent effects such sale, as to which the Facility Agent shall (as against the Borrower) have an absolute discretion. If any sum due from the Borrower under this Agreement or any of the Facility Documents or any order or judgment given or made in relation hereto is required to be converted from the Contractual Currency or the currency in which the same is payable under such order or judgment (the “first currency”) into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Agreement or any of the Facility Documents, the Borrower shall indemnify and hold harmless each of the Beneficiaries from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which that Beneficiary may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under the indemnity contained in this clause 12.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement or any of the Facility Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

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12.3	General operating indemnity

12.3.1	The Borrower hereby agrees at all times to pay promptly or, as the case may be, indemnify and hold the Beneficiaries, the Banks and the Related Companies of any Beneficiary or, as the case may be, Bank and each of them and their respective officers, directors, secondees, agents and employees (together the “Indemnified Persons”) harmless on a full indemnity basis from and against each and every Loss suffered or incurred by or imposed on any Indemnified Person:

(a)	arising directly or indirectly out of or in any way connected with the purchase, refurbishment, conversion, manufacture, construction, installation, transportation, ownership, possession, performance, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, acceptance, chartering, sub-leasing, insurance, maintenance, repair, service, modification, refurbishment, dry-docking, survey, overhaul, replacement, removal, repossession, return, redelivery, sale or disposal of the Rig (or any part thereof), whether or not such Loss may be attributable to any defect in the Rig (or any part thereof) or to the design, construction or use thereof or from any maintenance, service, repair, overhaul or inspection and regardless of when the same shall arise (whether prior to, during or after termination of this Agreement) and whether or not the Rig (or any part thereof) is in the possession or control of the Borrower, the Head Charterer, the Sponsor or the Charterer or any other person;

(b)	as a consequence of any claim that any design, article or material in the Rig (or any part thereof) or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right;

(c)	in preventing or attempting to prevent the arrest, confiscation, seizure, taking in execution, requisition, impounding, forfeiture or detention of the Rig (or any part thereof), or in securing or attempting to secure the release of the Rig (or any part thereof);

(d)	as a consequence (direct or indirect) of the breach by any person (other than the Indemnified Persons) of any of their respective obligations under this Agreement or any of the Facility Documents (other than the Charterer Acknowledgement and the Project Documents containing the Rig Rights) or of any of the warranties and representations on the part of any person (other than the Indemnified Persons) made in this Agreement or in any of the Facility Documents being untrue or inaccurate in any respect whatsoever when made, save where such Losses arise as a direct consequence of the wilful misconduct of a Beneficiary, a Beneficiary acting with reckless disregard for the consequences or a breach by a Beneficiary of its express obligations under this Agreement or any of the Facility Documents; and

12.3.2	any costs and expenses incurred by the Indemnified Persons in connection with the sale of the Rig (or any part thereof) (including, without limitation, broker’s commissions, redelivery costs (if any), marketing expenses, legal costs, storage, insurance, registration fees and any other expenses of the Indemnified Persons incurred pending the sale or disposal of the Rig (or any part thereof) or otherwise in connection with the sale or disposal of the Rig (or any part thereof)).

12.4	Environmental indemnity

Without prejudice to the provisions of clause 12.3, the Borrower shall indemnify the Indemnified Persons and each of them on demand and hold the Indemnified Persons and each of them harmless from and against all costs, expenses, payments, charges, losses, demands, liabilities, actions, proceedings (whether civil or criminal), penalties, fines, damages, judgments, orders, sanctions or other outgoings of whatever nature which may be suffered, incurred or paid by, or made or asserted against the Indemnified Persons or any of them at any time, whether before or after the repayment in full of principal and interest under this Agreement, relating to, or arising directly or indirectly in any manner or for any cause or reason whatsoever out of an Environmental Claim in respect of the Borrower or the Rig made or asserted against the Indemnified Persons or any of them if such Environmental Claim would not have been, or been capable of being, made or asserted against the Indemnified Persons if they had not entered into this Agreement or any of the Facility Documents and/or exercised any of their rights, powers and discretions thereby conferred and/or performed any of their obligations thereunder and/or been involved in any of the transactions contemplated by this Agreement and the Facility Documents.

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12.5	Grossing-up of indemnity payments

If any of the Beneficiaries or any other Indemnified Person makes a payment or suffers a Loss in respect of which it is entitled to be reimbursed or indemnified or otherwise held harmless pursuant to this clause 12 or any other provision of this Agreement or any of the other Facility Documents and such payment or Loss is not or will not be wholly deductible for the purposes of the tax computations of that Beneficiary or other Indemnified Person, whilst the payment to be made by way of indemnity or reimbursement will or is likely to give rise to a Tax liability for that Beneficiary or other Indemnified Person and/or where such payment is likely to give rise to a Tax liability in any period of account of the Beneficiary or other Indemnified Person which is earlier than the period of account in which the loss or payment is deductible then at the same time as the Borrower makes the payment by way of reimbursement or indemnity, it shall pay such an additional amount as shall be certified by an officer of the applicable Beneficiary or other Indemnified Person as will ensure that the applicable Beneficiary or other Indemnified Person shall be in the same after-Tax position as it would have been had the applicable reimbursement or indemnity payment not given rise to any liability for Tax or such payment had been deductible. The Borrower shall indemnify each Beneficiary against any costs or Losses incurred by any of them by reason of any failure of the Borrower to make any additional payment in respect of the applicable reimbursement or indemnity payment.

13	Unlawfulness and increased costs; mitigation

13.1	Unlawfulness

If it is or becomes contrary to any law or regulation for any Lender to contribute to the Advances or to maintain its Commitment or fund its Contribution, such Lender shall promptly, through the Facility Agent, notify the Borrower whereupon (a) such Lender’s Commitment shall be reduced to zero and (b) subject to clause 13.2, the Borrower shall be obliged to prepay the Contribution of such Lender upon receipt of that notice or on the latest date permitted by the law or regulation pursuant to which the relevant unlawfulness arises. Any prepayment pursuant to this clause 13.1 shall be made together with all amounts referred to in clause 6.6 (Amounts payable on prepayment). Any Lender giving a notice pursuant to this clause 13.1 shall, as soon as reasonably practicable after the date that notice is given, provide to the Borrower, through the Facility Agent, a copy of advice obtained by that Lender from qualified external legal counsel confirming the relevant unlawfulness and the Borrower shall, within five (5) Banking Days of demand, pay to that Lender the cost incurred by that Lender in connection with obtaining that advice.

13.2	Increased Costs

If the result of:

(a)	any change in, or in the interpretation or application of, or any replacement of, the Basel 2 Accord or the introduction of any law, regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the relevant Lender or, as the case may be, its Affiliate is required to comply) in relation to the Basel 2 Accord (each a “Basel 2 Change of Law”); or

(b)	any change in, or in the interpretation or application of, or the introduction of, any other law, regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the relevant Lender or, as the case may be, its Affiliate is required to comply), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits (each a “General Change of Law”); or

(c)	any change in, or in the interpretation or application of, or the replacement of, the relevant Lender’s Basel 2 Approach (each a “Change of Basel 2 Approach”),

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is to:

13.2.1	subject the relevant Lender (for the purposes of this clause 13 each such Lender shall be an “Affected Lender”) to Taxes or change the basis of Taxation of such Affected Lender with respect to any payment under this Agreement or any Facility Document (other than, for the purposes of this clause 13 and clause 13.2, Taxes or Taxation on the overall net income, profits or gains of any Affected Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

13.2.2	increase the cost to, or impose an additional cost on, any Affected Lender or any of its Affiliates in making or keeping available all or part of the Commitments of such Affected Lender or maintaining or funding all or part of the Contributions of such Affected Lender; and/or

13.2.3	reduce the amount payable or the effective return of any Affected Lender under this Agreement; and/or

13.2.4	reduce the rate of return of any Affected Lender or any of its Affiliates on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Affected Lender’s obligations under this Agreement; and/or

13.2.5	require any Affected Lender or any of its Affiliates to make a payment or forego a return calculated by reference to or on any amount received or receivable by such Affected Lender under this Agreement or any Facility Document; and/or

13.2.6	cause any Affected Lender or any of its Affiliates to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Commitments or Contributions of such Affected Lender from its capital for regulatory purposes, then and in each such case (but subject to clauses 6.3 and 13.3):

(a)	such Affected Lender shall notify the Borrower through the Facility Agent in writing of such event promptly upon its becoming aware of the same; and

(b)	the Borrower shall on demand, made at any time whether or not the Contributions of such Affected Lender have been repaid, pay to the Facility Agent for the account of such Affected Lender the amount which such Affected Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Affected Lender or its Affiliate regards as confidential) is required to compensate on an after-tax basis such Affected Lender and/or its Affiliate for such liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss.

13.3	Exceptions

Nothing in clause 13.1 shall entitle any Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss to the extent that the same:

13.3.1	is the subject of an additional payment under clause 8.5 (Grossing up for Taxes); or

13.3.2	in the case of a General Change of Law, is attributable to the Basel 2 Accord in the form existing on the date of this Agreement; or

13.3.3	in the case of a Change of Basel 2 Approach, is not attributable to a Basel 2 Change of Law; or

13.3.4	directly results from (i) a breach by the applicable Lender of its express obligations under this Agreement or any Facility Document, other than any breach which arises as a consequence of any act or omission of any Security Party, or (ii) from a wilful breach by the applicable Lender of any applicable law or regulation; or

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13.3.5	is compensated for by the payment of Mandatory Cost.

13.4	Mitigation

If circumstances arise which would, or would upon the giving of notice, result in:

13.4.1	the Borrower being required to make an increased payment to any Lender pursuant to clause 8.5 (Grossing up for Taxes);

13.4.2	the reduction of any Lender’s Commitment to zero or the Borrower being required to prepay any Lender’s Contribution pursuant to clause 13.1 (Unlawfulness);

13.4.3	the Borrower being required to make a payment to any Lender to compensate such Lender or any of its Affiliates for a liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss pursuant to paragraph (b) of clause 13.1; or

13.4.4	an increased Additional Cost Rate,

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrower under clause 8 (Payments and Taxes) and this clause 13, such Lender shall, in consultation with the Facility Agent and the Borrower, endeavour to take such reasonable steps as are open to it (or, in the case of clauses 13.2.2, and 13.2.4 to 13.2.6, its Affiliate) to mitigate or remove such circumstances (including the transfer of the rights and obligations of such Lender under this Agreement and the Facility Documents to another lending office or to another bank or financial institution acceptable to the Borrower (acting reasonably)) unless the taking of such steps might (in the opinion of such Lender or, as the case may be, its Affiliate) be prejudicial to such Lender or, as the case may be, its Affiliate or be in conflict with the general banking policies of the Lender or, as the case may be, its Affiliate or involve such Lender or, as the case may be, its Affiliate in expense (unless such expense is fully indemnified to the satisfaction of such Lender or its Affiliate) or an increased administrative burden.

13.5	Decreased costs

If the result of any of the matters referred to in paragraphs (a) and (b) of clause 13.1 (but excluding the matters referred to in clause 13.2.2), is to:

13.5.1	reduce the burden of Taxation on a Lender (for the purposes of this clause 13.5 each such Lender shall be an “Affected Lender”) with respect to any payment under this Agreement or any Facility Document (other than, for the purposes of this clause 13.5, Taxes or Taxation on the overall net income, profits or gains of any Affected Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

13.5.2	reduce or remove the cost to any Affected Lender or any of its Affiliates in making or keeping available all or part of the Commitments of such Affected Lender or maintaining or funding all or part of the Contributions of such Affected Lender; and/or

13.5.3	increase the amount payable to or the effective return of any Affected Lender under this Agreement; and/or

13.5.4	increase the rate of return of any Affected Lender or any of its Affiliates on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Affected Lender’s obligations under this Agreement; and/or

13.5.5	enable any Affected Lender or any of its Affiliates to reduce a payment or obtain a higher return calculated by reference to or on any amount received or receivable by such Affected Lender under this Agreement or any Facility Document; and/or

13.5.6	cause any Affected Lender or any of its Affiliates to earn a profit (including future profits) by reason of not being obliged to deduct all or part of the Commitments or Contributions of such Affected Lender from its capital for regulatory purposes,

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then and in each such case:

(a)	such Affected Lender shall notify the Borrower through the Facility Agent in writing of such event promptly upon its becoming aware of the same;

(b)	such Affected Lender shall pay to the Facility Agent for the account of the Borrower the amount which such Affected Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Affected Lender or its holding company regard as confidential) is required to pass on to the Borrower, on an after-tax basis, the amount of such reduced burden of Taxes, reduced cost, increase, reduced payment, higher return or profit; and

(c)	the Facility Agent shall pay any amount received by the Facility Agent pursuant to clause 13.5.6(b) for the account of the Borrower to the Earnings Account for application pursuant to clause 5 of the Deed of Proceeds and Priorities.

13.6	Exceptions

Nothing in clause 13.5 shall entitle the Borrower to receive any amount in respect of a benefit for any such reduced liability to Taxes, reduced or removed cost, increase, reduced payment, higher return or profit to the extent that the same:

13.6.1	is the subject of a payment to the Borrower under clause 8.5.3 (Grossing up for Taxes); or

13.6.2	in the case of a General Change of Law, is attributable to the Basel 2 Accord in the form existing on the date of this Agreement; or

13.6.3	in the case of a Change of Basel 2 Approach, is not attributable to a Basel 2 Change of Law; or

13.6.4	directly results from (i) a breach by the Borrower or any other Security Party of its express obligations under this Agreement or any Facility Document, other than any breach which arises as a consequence of any act or omission of any Lender, or (ii) from a wilful breach of any applicable law or regulation by the Borrower or any other Security Party.

14	Set-off and pro rata payments

14.1	Set-off

If, as between the Beneficiaries or any of them on the one hand and the Borrower on the other, there are any moneys due and payable to the Borrower from the Beneficiaries or any of them under this Agreement or any of the Facility Documents, the Borrower authorises each Beneficiary, at any time an Event of Default has occurred and is continuing, to apply any such amounts in or towards satisfaction of any sum then due and payable from the Borrower to such Beneficiary under this Agreement. For this purpose each Beneficiary is authorised to purchase with the moneys standing to the credit of any account of the Borrower other than the Accounts with that Beneficiary at any of its branches such other currencies as may be necessary to effect such application. No Beneficiary shall be obliged to exercise any right given to it by this clause 14.1. Each Beneficiary shall notify the Facility Agent and the Borrower (giving full details) forthwith upon the exercise or purported exercise of any right of relevant set-off and the Facility Agent shall inform the other Beneficiaries.

14.2	Pro rata payments

14.2.1

If at any time any Lender (the “Recovering Lender”) receives or recovers any amount owing to it by the Borrower under this Agreement by direct payment, set-off or in any manner other than by payment through the Facility Agent pursuant to clause 8.1 (No set-off or counterclaim) or clause 8.7 (Application of payments prior to the Termination Date) or clause 8.8 (Application of Payments after the Termination Date) (not being a payment received from a Transferee of such Lender’s Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to clauses 5.6 (Market disruption), 6.3 (Additional voluntary prepayment),

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6.4 (Mandatory Prepayment), 6.5 (Prepayment on Total Loss), 8.5 (Grossing-up for Taxes), 12.1 (Miscellaneous indemnities), 12.2 (Currency indemnity), 13.1 (Unlawfulness) or 13.2 (Increased costs)), the Recovering Lender shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Facility Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Lender would have received if the Relevant Receipt had been received by the Facility Agent and distributed pursuant to clause 8.1 (No set-off or counterclaim) or clause 8.7 (Application of Payments prior to a Termination Date) (as the case may be) then:

(a)	within two Banking Days of demand by the Facility Agent, the Recovering Lender shall pay to the Facility Agent an amount equal (or equivalent) to the excess;

(b)	the Facility Agent shall treat the excess amount so paid by the Recovering Lender as if it were a payment made by the Borrower and shall distribute the same to the Lenders (other than the Recovering Lender) in accordance with clause 8.7 (Application of payments prior to a Termination Date); and

(c)	as between the Borrower and the Recovering Lender the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrower to the other Lenders shall, to the extent of the amount so re-distributed to them, be treated as discharged.

14.2.2	If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Lender (whether to a liquidator or otherwise) each Lender to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender’s pro rata share of the amount which has to be refunded by the Recovering Lender.

14.2.3	Each Lender shall on request supply to the Facility Agent such information as the Facility Agent may from time to time request for the purpose of this clause 14.2.

14.2.4	Notwithstanding the foregoing provisions of this clause 14.2 no Recovering Lender shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to legal proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights in the same or another court (unless the proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Facility Agent).

14.3	No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Lender to comply with the provisions of clause 14.2 shall not release any other Recovering Lender from any of its obligations or liabilities under clause 14.2.

14.4	No charge

The provisions of this clause 13.4.4 shall not, and shall not be construed so as to, constitute a charge by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 14.2.

15	Assignment, substitution and lending offices

15.1	Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Beneficiaries which are party to this Agreement, and their respective successors in title and Transferees and the Borrower and its successors in title and any assignee or transferee of the Borrower permitted in accordance with clause 15.2.

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15.2	No assignment by Borrower

The Borrower may not assign any of its rights or otherwise transfer any of its rights or obligations under this Agreement or the Facility Documents without the prior written consent of the Facility Agent, acting on the instructions of all the Lenders.

15.3	Transfer

The parties hereto agree that each Lender (an “Existing Lender”) may transfer all or any part (which, in the case of a transfer of part only, shall be in an amount of its Commitment and Contribution which is in aggregate not less than seven million five hundred thousand Dollars ($7,500,000)) of its rights, benefits and obligations under this Agreement and the other Facility Documents to another person (a “Transferee”) provided that, in the case of any transfer made when no Event of Default has occurred and is continuing, the Borrower has given its consent thereto, such consent not to be unreasonably withheld or delayed and, in any case, shall be deemed to have been given if the Facility Agent has not received notice from the Borrower that consent will not be given on or prior to the date falling seven (7) Banking Days after the date the Borrower received notice of the relevant proposed transfer. Any such transfer shall be effected upon not less than five (5) Banking Days’ prior notice by delivery to the Facility Agent of a duly completed Transfer Certificate duly executed by the Existing Lender and the Transferee, together with the payment by the Existing Lender to the Facility Agent of a fee of two thousand Dollars ($2,000) in respect of the administrative costs incurred by the Facility Agent in connection with such transfer. On the Effective Date (as specified and defined in a Transfer Certificate so executed and delivered), to the extent that the Commitment and Contribution of the Existing Lender are expressed in a Transfer Certificate to be the subject of the transfer in favour of the Transferee effected pursuant to this clause 15.3, by virtue of the counter-signature of the Transfer Certificate by the Facility Agent (for itself and the other parties to this Agreement):

15.3.1	the existing parties to this Agreement and the Existing Lender shall be released from their respective obligations towards one another under this Agreement (“discharged obligations”) and their respective rights against one another under this Agreement (“discharged rights”) shall be cancelled;

15.3.2	the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Lender) shall assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by such Transferee instead of to or by such Existing Lender; and

15.3.3	the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Lender) shall acquire rights against each other which differ from the discharged rights only insofar as they are exercisable by or against such Transferee instead of by or against such Existing Lender.

The Facility Agent shall promptly notify the other Lenders and the Borrower of the receipt by it of any Transfer Certificate and shall promptly deliver a copy of such Transfer Certificate to the Borrower.

15.4	Reliance on Transfer Certificate

The Facility Agent and the Borrower shall be fully entitled to rely on any Transfer Certificate delivered to the Facility Agent in accordance with the foregoing provisions of this clause 15 which is complete and regular on its face as regards its contents and purportedly signed on behalf of the relevant Existing Lender and the Transferee and neither the Facility Agent nor the Borrower shall have any liability or responsibility to any party as a consequence of placing reliance on and acting in accordance with any such Transfer Certificate if it proves to be the case that the same was not authentic or duly authorised.

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15.5	Authorisation of Facility Agent

Each party to this Agreement irrevocably authorises the Facility Agent to counter-sign each Transfer Certificate on its behalf for the purposes of clause 15.3 without any further consent (save as may be provided for in clause 15.3) of, or consultation with, the Borrower or such party. The Facility Agent shall notify the Borrower as soon as reasonably practicable after signing any Transfer Certificate on the Borrower’s behalf.

15.6	Documenting Transfers

If any Lender novates all or any part of its rights, benefits, obligations and liabilities as provided in clause 15.3, the Borrower undertakes, immediately upon being requested to do so by the Facility Agent and at the cost of the Existing Lender, to enter into, and use all reasonable endeavours to procure that the other Security Parties shall enter into, such documents, deeds, agreements and instruments as the Facility Agent shall deem appropriate in connection with the transfer to the Transferee of all or the relevant part of that Existing Lender’s rights, benefits, obligations and liabilities under and pursuant to this Agreement and the Facility Documents.

15.7	Construction of certain references

If any Lender novates all or any part of its rights, benefits and obligations as provided in clause 15.3 all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to such Lender and/or its Transferee to the extent of their respective interests.

15.8	Facility Offices

Each Lender shall lend through its office at the address specified in Schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Lender selected from time to time by such Lender as the office through which such Lender wishes to lend for the purposes of this Agreement and, following any change of its Facility Office by a Lender, the Facility Office of that Lender shall mean the replacement office selected by that Lender in accordance with this clause 15.8 or pursuant to clause 13.3 (Mitigation) or pursuant to a request from the Borrower. If the Facility Office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Facility Agent promptly of such change.

If:

(a)	any Lender assigns or transfers any of its rights, benefits or obligations hereunder otherwise than:

(i)	in order to reduce or mitigate any requirement to make any increased payment where such assignment or transfer is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to any such proposed assignment or transfer, the Borrower shall be obliged to make the applicable deduction or withholding and other increased payment or to prepay the Facility in accordance with clauses 6.2 and 6.3);

(ii)	upon the request of the Borrower; or

(b)	any Lender changes its Facility Office, in any such case otherwise than:

(i)	at the request of the Borrower; or

(ii)

in order to reduce or mitigate any requirement to make any increased payment where such change of Facility Office is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to any such proposed change of Facility Office, the Borrower shall be obliged to make the applicable deduction or withholding and other increased payment or to prepay the Facility in accordance with clauses 6.2 and 6.3),

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the Borrower shall not be obliged to make any indemnity payment or increased payment pursuant to clause 8.5 of this Agreement or clause 13.2 to the relevant assignee or Transferee (or, in the case of a change by the Lender of its Facility Office, to such Lender) in excess of the indemnity payment or increased payment which the Borrower would have been obliged to make in the absence of such assignment, transfer or change if such liability to make the applicable indemnity payment or increased payment arises as a result of either (a) the law in force in any applicable jurisdiction at the time of the assignment, transfer or change, or (b) legislation in any applicable jurisdiction of which it is aware which is before the legislature at the time of such assignment, transfer or change and is subsequently enacted by that legislature.

15.9	Disclosure of information

15.9.1	Any Lender may disclose any information about the Borrower, any member of the Group and the Facility Documents as that Lender shall consider appropriate to any of its Affiliates and any other person:

(a)	to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b)	with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; and

(c)	to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

subject to such Lender obtaining an undertaking on terms acceptable to the Borrower to treat such information as confidential and provided that, in respect of any such information relating to the Group which was disclosed to the Lenders prior to the date of this Agreement but which was not included in the Information Memorandum, the relevant Lender first obtains the written consent of the Borrower.

15.9.2	Any Beneficiary may disclose to a rating agency or its professional advisers, or (with the prior written consent of the Borrower) any other person any information about the Borrower, the Group and the Facility Documents as that Lender or other Beneficiary shall consider appropriate.

15.10	Calculation of Mandatory Cost

Each Lender shall supply the Facility Agent (with a copy to the Borrower) with any information required by the Facility Agent in order to calculate the Mandatory Cost in accordance with Schedule 8.

16	Facility Agent, Security Trustee and Reference Banks

16.1	Appointment of Facility Agent and Security Trustee

Each of the Lenders, the Arranger and (in the case of the appointment in paragraph (i)) the Security Trustee or (in the case of the appointment in paragraph (ii)) the Facility Agent irrevocably appoints (i) the Facility Agent as its agent for the purposes of the Facility Documents and (ii) the Security Trustee as security trustee for the purposes of this Agreement and the Security Documents and irrevocably authorises respectively:

16.1.1	the Security Trustee to execute each of the Security Documents and all such further documents as may be approved by the Majority Lenders for execution by the Security Trustee; and

16.1.2

each of the Facility Agent and the Security Trustee (whether or not by or through employees or agents) to take such action on such Lender’s behalf and to exercise such rights, remedies, powers, authorities and discretions as are specifically delegated to the Facility Agent or (as the case may be) the Security Trustee by this Agreement or (as the case may be) the Facility

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Documents, together with such powers and discretions as are reasonably incidental thereto (but subject to any restrictions or limitations specified in this Agreement). Neither the Facility Agent nor the Security Trustee shall, however, have any duties, obligations or liabilities (whether fiduciary or otherwise) to the Lenders beyond those expressly stated in this Agreement and/or the Facility Documents.

Notwithstanding that the Facility Agent and the Security Trustee may from time to time be the same entity, the Facility Agent and Security Trustee have entered into this Agreement in their separate capacities as (i) in the case of the Facility Agent, agent for the Lenders under and pursuant to the Facility Documents and (ii) in the case of the Security Trustee, as security trustee for the Facility Agent and the Beneficiaries to hold the security created or to be created by the Security Documents on the terms set out in the Security Documents and/or in this Agreement. However, where this Agreement provides for the Facility Agent to communicate with or provide instructions to the Security Trustee, while the Facility Agent and the Security Trustee are the same entity, it will not be necessary for there to be any such formal communications or instructions notwithstanding that this Agreement provides in certain cases for the same to be in writing.

16.2	Declaration of Trust

The Security Trustee hereby accepts its appointment under clause 16.1 as trustee of the Secured Property with effect from the date of this Agreement and acknowledges and declares that it holds and shall hold the same on trust for the Beneficiaries and to pay the same to the Facility Agent for application in accordance with clause 8.7 (Application of Payments prior to a Termination Date), clause 8.8 (Application of Payments after a Termination Date) or as the case may be, the provisions of the Deed of Proceeds and Priorities.

16.3	Duration of Trust

The trust constituted or evidenced by this Agreement shall remain in full force and effect until the earlier of:

16.3.1	the expiration of a period of eighty (80) years from the date of this Agreement; or

16.3.2	receipt by the Security Trustee of confirmation in writing from the Facility Agent that all the Secured Obligations have been paid, repaid, performed, discharged and satisfied in full,

and the parties to this Agreement declare that the perpetuity period applicable to this Agreement shall, for the purpose of the Perpetuities and Accumulations Act 1964, be a period of eighty (80) years from the date of this Agreement.

16.4	Agent’s actions

Any action taken by either Agent under or in relation to this Agreement or, as the case may be, the Facility Documents with requisite authority, or on the basis of appropriate instructions, received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Lenders.

16.5	Agent’s duties

Each Agent shall:

16.5.1	promptly notify each Beneficiary of the contents of each notice, certificate or other document received by that Agent from each Security Party and/or the Charterer under or pursuant to any provision of this Agreement or any Facility Document;

16.5.2

consult with the Lenders as to whether and, if so, how a discretion vested in that Agent is, either in any particular instance or generally, to be exercised but so that this shall not prevent the applicable Agent acting without seeking or obtaining instructions from all or any of the Lenders (a) in relation to routine administrative matters and (b) in relation to matters where the interests

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of the Lenders or the value of the security constituted by the Security Documents or other exceptional circumstances where, in the opinion of the applicable Agent, time does not permit such consultation and urgent action is required, and from exercising its rights and powers to preserve the security constituted by the Security Documents, so long as in each case the applicable Agent informs the Lenders as soon as reasonably practicable thereafter of the circumstances and of the action taken; and

16.5.3	(subject to clause 16.13 and the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action with respect to the exercise of all or any of its rights, remedies, powers and discretions as agent or security trustee and the grant of any consents and releases, as the Majority Lenders may reasonably direct.

16.6	Agent’s rights

Each Agent may:

16.6.1	in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement, act or, as the case may be, refrain from acting in accordance with the instructions of the Majority Lenders, and shall be fully protected in so doing;

16.6.2	unless and until it shall have received directions from the Majority Lenders, take such action, or refrain from taking such action in respect of a Default of which that Agent has actual knowledge as it shall deem advisable in the best interests of the Lenders (but shall not be obliged to do so);

16.6.3	refrain from acting in accordance with any instructions of the Majority Lenders to institute any legal proceedings arising out of or in connection with this Agreement and/or the Security Documents until it has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.6.4	deem and treat (i) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement and the Facility Documents unless and until a Transfer Certificate shall have been filed with the Facility Agent and shall have become effective and (ii) the office set opposite the name of each Lender in Schedule 1 or, as the case may be, in any relevant Transfer Certificate as such Lender’s lending office unless and until a written notice of change of lending office shall have been received by the Facility Agent; and each Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.6.5	rely as to matters of fact which might reasonably be expected to be within the knowledge of a Security Party upon a certificate signed by any director of that Security Party; and

16.6.6	refrain from doing anything which would, or might in its opinion, be contrary to any law or regulation of any jurisdiction and may do anything which is in its opinion necessary or desirable to comply with any such law or regulation.

16.7	No liability of Agents

Neither Agent nor any of their respective employees and agents shall:

16.7.1	be obliged to request any certificate or opinion under any provision of this Agreement and the Facility Documents or to make any enquiry as to the use of the proceeds of a Facility unless so required in writing by the Majority Lenders, in which case the applicable Agent shall promptly make the appropriate request of the Borrower; or

16.7.2	be obliged to make any enquiry as to any breach or default by the Borrower or any other Security Party or the Charterer in the performance or observance of any of the provisions of this Agreement and the other Facility Documents or as to the existence of a Default unless the applicable Agent has actual knowledge thereof or has been notified in writing thereof by a Lender, in which case that Agent shall promptly notify the Lenders of the relevant event, Default or other event or circumstance; or

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16.7.3	be obliged to enquire whether or not any representation or warranty made by the Borrower or any other Security Party pursuant to this Agreement or any of the Facility Documents is true; or

16.7.4	be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.7.5	be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

16.7.6	be obliged to institute any legal proceedings arising out of or in connection with, or otherwise take steps to enforce, this Agreement and/or the Facility Documents other than on the instructions of the Majority Lenders; or

16.7.7	be liable to any Lender for any action taken or omitted under or in connection with this Agreement and/or the Facility Documents or the Facility unless caused by its negligence or wilful misconduct.

For the purposes of this clause 16 neither Agent shall be treated as having actual knowledge of any matter of which any division of that Agent (other than the agency or loan administration department of the person for the time being acting as that Agent) may become aware in the context of any activities from time to time undertaken by that Agent for any Security Party or the Charterer or any other person which may be a trade competitor of any Security Party or the Charterer or may otherwise have commercial interests similar to those of any Security Party or the Charterer.

16.8	Non-reliance on Agents

Each Lender acknowledges, by virtue of its execution of this Agreement or, as the case may be, a Transfer Certificate, that it has not relied, and will not rely, on any statement, opinion, forecast or other representation made by either Agent to induce it to enter into this Agreement and that it has made and will continue to make, without reliance on either Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Borrower and the other Security Parties and the Charterer and its own independent investigation of the financial condition, prospects and affairs of the Borrower and the other Security Parties and the Charterer in connection with the making and continuation of the Facility available under this Agreement and its own independent investigation of the application of any relevant Basel 2 Regulation to the transactions contemplated by the Transaction Documents. Neither Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect to the Borrower or other Security Parties or the Charterer whether coming into its possession before the making of any Advance or at any time or times thereafter, other than as provided in clause 16.5.1 or which it is otherwise obliged to provide to the Lenders in accordance with this Agreement.

16.9	No Responsibility on Agents for performance of Security Parties

Neither the Agents nor the Arranger shall have any responsibility or liability to any Beneficiary:

16.9.1	on account of the failure of the Borrower and the other Security Parties to perform their respective obligations under this Agreement and the other Facility Documents to which they are respectively party; or

16.9.2	for the creditworthiness, financial or other condition or affairs of the Borrower and the other Security Parties; or

16.9.3	for the completeness or accuracy of any certificates, statements, representations or warranties in this Agreement or any of the Facility Documents or the Information Memorandum or any document delivered under this Agreement or any of the Facility Documents; or

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16.9.4	for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Agreement or any of the Facility Documents or of any certificate, report or other document executed or delivered under this Agreement or any of the Facility Documents; or

16.9.5	to ascertain whether all deeds, documents, instruments and agreements which should have been deposited with or delivered to it under or pursuant to the Facility Documents or any of them have been so deposited with or delivered to it; or

16.9.6	to investigate or make any enquiry into the title of the Borrower or any other Security Party to any of their respective property or assets; or

16.9.7	for the failure to register or file any Facility Document with the Registrar of Companies or any other public office elsewhere; or

16.9.8	for the failure to register any of the Facility Documents in accordance with the provisions of the documents of title of the Borrower or any other Security Party to any of their respective property or assets; or

16.9.9	for the failure to take or require the Borrower or any other Security Party to take any steps to render any of the Facility Documents effective as regards property or assets outside England or Wales or to secure the creation of any ancillary charge under the laws of the jurisdiction concerned; or

16.9.10	for the application of any Basel 2 Regulation to the transactions contemplated by the Transaction Documents; or

16.9.11	otherwise in connection with the Facility or its negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Majority Lenders or, where required, all of the Lenders, other than (if applicable) as a consequence of the wilful misconduct or negligence of the Agents.

16.10	Reliance on documents and professional advice

Each Agent shall be entitled to rely on any communication, instrument or document reasonably believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers reasonably selected or approved by it (including those in the applicable Agent’s employment).

16.11	Other dealings

Each Agent may, without any liability to account to the Lenders, accept deposits from, lend money to, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any member of the Group or the Charterer or any Subsidiary of any of the foregoing, any of the Lenders or any Beneficiary or any Subsidiary thereof as if it were not an Agent.

16.12	Rights of Agent as Lender; no partnership

With respect to its own Commitment and Contribution (if any) each Agent shall have the same rights and powers under this Agreement and the Facility Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and/or the Facility Documents and the term “Lenders” shall, unless the context clearly otherwise indicates, include each of the Facility Agent and the Security Trustee in their respective individual capacity in each case as a Lender. This Agreement shall not and shall not be construed so as to constitute a partnership between the parties or any of them.

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16.13	Amendments; waivers

16.13.1	Subject to clause 16.13.2, the Facility Agent or, as the case may be, the Security Trustee may, with the consent of the Majority Lenders (or if and to the extent expressly authorised by the other provisions of this Agreement or the Facility Documents), and, if so instructed by the Majority Lenders, shall (i) agree amendments or modifications to this Agreement or the Facility Documents (other than the Charterer Acknowledgement) with the Security Parties and/or (ii) vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of this Agreement or the Facility Documents (other than the Charterer Acknowledgement) by the Security Parties. Any such action so authorised and effected by the either Agent shall be documented in such manner as the applicable Agent shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the applicable Agent and (without prejudice to the generality of clause 16.14 (Reimbursement and indemnity by the Lenders)) shall be binding on all the Lenders.

16.13.2	Except with the prior written consent of all the Lenders, neither Agent shall have authority on behalf of the Lenders to agree with (A) the Charterer any amendment to or modification to the Charterer Acknowledgement or to grant waivers in respect of breaches or defaults or to vary or excuse performance of or under the Charterer Acknowledgement by the Charterer or (B) the Borrower or any other Security Party any amendment or modification to this Agreement or the Facility Documents or to grant waivers in respect of breaches or defaults or to vary or excuse performance of or under this Agreement or any of the Facility Documents by the Borrower or any other Security Party, if the effect of such amendment, modification, waiver, variation or excuse would be to:

(a)	reduce the Margin or any other amount payable for the account of the Beneficiaries;

(b)	postpone or extend the due date or reduce the amount of any payment of principal, interest, commitment commission or other amount payable by the Borrower under this Agreement or any of the Facility Documents;

(c)	change the currency in which any amount is payable by the Borrower or any other Security Party under this Agreement or any of the Facility Documents;

(d)	increase any Lender’s Commitment;

(e)	extend the Availability Period;

(f)	postpone or extend or otherwise change the Final Maturity Date;

(g)	change the definition of “Majority Lenders” in clause 1.2;

(h)	change any provision of this Agreement or any other Facility Document which expressly or impliedly requires the approval or consent of all the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all the Lenders;

(i)	change the order of distribution under clause 8.7 (Application of payments prior to a Termination Date), clause 8.8 (Application of payments after a Termination Date) or under clauses 5, 6, 7, 8 or 9 of the Deed of Proceeds and Priorities;

(j)	change clause 14.2 (pro-rata payments);

(k)	change this clause 16.13;

(l)	release the Borrower or any of the other Security Parties from the security created by any of the Facility Documents, unless all the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement;

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(m)	release any Security Party from any of its obligations under the Pre-Completion Guarantee unless such release is specifically provided for therein or all of the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement; or

(n)	release any Security Party from any of its obligations under the Deed of Undertaking unless such release is specifically provided for therein or all of the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement.

16.13.3	Except as provided in clause 10.3.1 with the prior written consent of all the Lenders or, as the case may be, the Majority Lenders, neither Agent shall have authority on behalf of the Lenders to consent to any proposed amendment, variation or modification to the Project Documents (other than Permitted Amendments) or to the granting of any waivers or the excusing of any performance under the Project Documents.

16.14	Reimbursement and indemnity by Lenders

Each Lender shall reimburse each Agent (rateably in accordance with (a) at any time prior to the first Drawdown Date, such Lender’s Commitment and (b) at any time thereafter, such Lender’s Share or Contribution), to the extent that that Agent is not reimbursed by the Security Parties, for the costs, charges and expenses incurred by that Agent in connection with the negotiation, preparation and execution of this Agreement and the Facility Documents and/or in contemplation of, or otherwise in connection with, the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, or in carrying out its duties under, this Agreement and/or any of the Facility Documents including (in each case) the fees and expenses of legal or other professional advisers. Each Lender shall on demand indemnify each Agent (rateably in accordance with its Share or Contribution) against all liabilities, damages, costs and claims whatsoever incurred by each Agent in connection with this Agreement and the Facility Documents or the performance of their respective duties under this Agreement and the Facility Documents or any action taken or omitted by either Agent under this Agreement and/or any of the Facility Documents, unless such liabilities, damages, costs or claims arise from the applicable Agent’s own negligence or wilful misconduct.

16.15	Retirement of Agents

16.15.1	The Facility Agent may and shall, upon the written request of the Majority Lenders, retire from its appointment as Facility Agent under this Agreement having given not less than thirty (30) days’ notice of its intention to do so to the Borrower and each of the Lenders, provided that no such retirement shall take effect unless a successor facility agent for the Lenders has been duly appointed by the Lenders. Any successor facility agent must be a Lender experienced in the oil and gas business and nominated by the Majority Lenders after good faith consultation with the Borrower or, failing such a nomination, any reputable Lender or financial institution experienced in the oil and gas business nominated by the retiring Facility Agent. Any costs and expenses reasonably incurred in connection with such retirement shall be for the account of the retiring Facility Agent, unless the retirement has been requested by the Majority Lenders, in which case such costs and expenses shall be for the account of the Majority Lenders requesting the retirement of the Facility Agent.

16.15.2	The Security Trustee may and shall, upon the written request of the Majority Lenders, (at no cost to the Borrower) retire from its appointment as Security Trustee under this Agreement and the Facility Documents having given not less than thirty (30) days’ notice of its intention to do so to the Borrower, the other Security Parties and each of the Lenders, provided however that no such retirement shall take effect unless:

(a)	a Lender experienced in the oil and gas business and nominated by the Majority Lenders or, in the absence of such a nomination, any reputable and experienced bank or financial institution nominated by the retiring Security Trustee has been appointed by the Lenders as the successor security trustee; and

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(b)	in compliance with its obligations under clause 16.15.5, the Security Trustee shall have done all acts, taken all steps and executed all deeds, documents and other instruments reasonably required by the successor security trustee in order to ensure the transfer of the property, assets and rights vested in the Security Trustee to the successor security trustee (or its nominee).

16.15.3	Any corporation into which the Facility Agent or the Security Trustee may be merged or converted or any corporation with which the Facility Agent or the Security Trustee may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Facility Agent or the Security Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Facility Agent or (as the case may be) the Security Trustee under this Agreement and/or the Facility Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to the Borrower and the Lenders.

16.15.4	Upon any such successor Facility Agent or successor Security Trustee being appointed in accordance with clauses 16.15.1 or 16.15.2 above, the retiring Facility Agent or, as the case may be, the retiring Security Trustee shall be discharged from any further obligation under this Agreement (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Facility Agent or, as the case may be, the retiring Security Trustee. The retiring Facility Agent or, as the case may be, the retiring Security Trustee shall provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under this Agreement and the Facility Documents.

16.15.5	It is the intention that (except only as may be agreed in writing between any retiring Security Trustee and its successor with the prior approval of the Majority Lenders), upon the appointment of any successor to the Security Trustee, the property, assets and rights vested in the Security Trustee pursuant to this Agreement and the Facility Documents should, with immediate effect, be vested in such successor under the provisions of the Trustee Act 1925, either by operation of law or, failing that, by assignment or other form of transfer or conveyance. At any time and from time to time following the appointment of any such successor to the Security Trustee, the retiring Security Trustee shall do and execute all acts, deeds and documents reasonably required by such successor in order to transfer to such successor Security Trustee (or its nominee, as such successor may direct) any such property, assets and rights which shall not have vested in such successor by operation of law. All such acts, deeds and documents shall be done or, as the case may be, executed at the cost of the retiring Security Trustee.

16.16	Change of Reference Banks

If any Reference Bank ceases to provide quotations to the Facility Agent for the purposes of determining LIBOR (where such quotations are required having regard to the definition of “LIBOR” in clause 1.2), the Facility Agent may, acting on the instructions of the Majority Lenders and with the consent of the Borrower (such consent not to be unreasonably withheld), terminate the appointment of such Reference Bank and appoint another Lender to replace such Reference Bank.

16.17	Powers and duties of the Security Trustee as trustee of the security

In its capacity as trustee in relation to the Facility Documents the Security Trustee:

16.17.1

shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of this Agreement or any of the Facility Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Security Trustee by this Agreement and/or any Facility Document but so that the Security Trustee may only exercise such powers and discretions to the extent that it is authorised to do so by the provisions of this

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Agreement (including specifically, but without limitation, clause 16.5.2) and, in exercising such powers and discretions, the Security Trustee shall have regard to and comply with any applicable constraints and/or restrictions imposed by this Agreement (including specifically, but without limitation, by clause 16.5.2);

16.17.2	shall (subject to clause 16.20 (Application of proceeds received by the Security Trustee)) be entitled to invest moneys from time to time held by it as a consequence of any enforcement of the security constituted by the Facility Documents which, in the reasonable opinion of the Security Trustee, it would not be practicable to distribute immediately, by placing the same on deposit in the name or under the control of the Security Trustee as the Security Trustee may think fit without being under any duty to diversify the same and the Security Trustee shall not be responsible for any loss due to interest rate or exchange rate fluctuations;

16.17.3	shall have full power to determine all questions and doubts arising in relation to the interpretation or application of any of the provisions of this Agreement or any of the Facility Documents as it affects the Security Trustee and every such determination (whether made upon a question actually raised or implied in the acts or proceedings of the Security Trustee) shall be conclusive and shall bind all the other parties to this Agreement provided however that if it is aware of the relevant question or doubt, and it is reasonably practicable to do so, the Security Trustee shall notify the Lenders of the relevant question or doubt and, if required to do so by the Majority Lenders, the Security Trustee shall consult a lawyer in relation to such question or doubt (and if the Security Trustee does so consult a lawyer, the restriction or delegation of duties and functions referred to in clause 16.17.4 below shall not apply to the consultation of the lawyer by the Security Trustee);

16.17.4	may, in the conduct of its obligations under and in respect of this Agreement and the Facility Documents (otherwise than, subject to the express provisions of the proviso to clause 16.17.3, in relation to its right to make any declaration, determination or decision), instead of acting personally, employ and pay any agent to act on its behalf (whether being a lawyer, chartered accountant or any other person) to transact or concur in transacting any business and to do or concur in doing any acts required to be done by the Security Trustee (including the receipt and payment of money) and on the basis that (i) any such agent engaged in any profession or business shall be entitled to be paid by the Security Trustee for all usual professional and other charges for business transacted and acts done by him or any partner or employee of his in connection with such employment and (ii) the Security Trustee shall not be bound to supervise, or be responsible for any loss incurred by reason of any act or omission of, any such agent if the Security Trustee shall have exercised reasonable care in the selection of such agent (which, without limitation, shall conclusively be deemed to be the case in respect of any agent approved in writing by the Majority Lenders); and

16.17.5	may place all deeds, certificates and other documents relating to the property and assets subject to the Facility Documents which are from time to time deposited with it pursuant to the Facility Documents in any safe deposit, safe or receptacle selected by the Security Trustee acting reasonably or with any firm of solicitors and may make any such arrangements as it thinks fit acting reasonably for allowing the Borrower access to, or its solicitors or auditors possession of, such documents when necessary or convenient and the Security Trustee shall not be responsible for any loss incurred in connection with any such deposit, access or possession.

16.18	All enforcement action through the Security Trustee

None of the Lenders shall have any independent power to enforce any of the Facility Documents or to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to any of the Facility Documents or otherwise have direct recourse to the security and/or guarantees constituted by any of the Facility Documents except through the Security Trustee.

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16.19	Co-operation to achieve agreed priorities of application

The Lenders shall co-operate with each other and with each Agent and any Insolvency Official under the Facility Documents in realising the property and assets subject to the Facility Documents and in ensuring that the net proceeds realised under the Facility Documents after deduction of the expenses of realisation are applied in accordance with clause 8.7 (Application of payments prior to a Termination Date), clause 8.8 (Application of payments after a Termination Date) or, as the case may be, the applicable provisions of the Deed of Proceeds and Priorities.

16.20	Application of proceeds received by Security Trustee

Moneys received by the Security Trustee (whether from an Insolvency Official or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Facility Documents or pursuant to any insurance policies taken out on behalf of the Beneficiaries shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority to the Secured Obligations) be paid to the Facility Agent for distribution in accordance with clause 8.7 (Application of payments prior to a Termination Date), clause 8.8 (Application of payments after a Termination Date) or, as the case may be, the applicable provisions of the Deed of Proceeds and Priorities.

16.21	Distribution of Proceeds

The Facility Agent shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Facility Agent in accordance with clause 16.20 save that (without prejudice to any other provision contained in any of the Facility Documents) the Facility Agent (acting on the instructions of the Majority Lenders) or any Insolvency Official may credit any moneys received by it to a suspense account for so long and in such manner as the Facility Agent or such Insolvency Official may from time to time determine with a view to preserving the rights of the Beneficiaries or any of them to prove for the whole of their respective claims against the Borrower or any other person liable.

16.22	Release of Security

The Borrower hereby agrees with the Security Trustee and the Lenders that they shall be entitled to retain the Security Documents (save for the Accounts Pledge in so far as it relates to (i) the Project Account, Proceeds Account and Earnings Account, which will be released immediately upon the Security Trustee being satisfied that the payment, repayment, performance, satisfaction and discharge in full referred to below has occurred, and (ii) the Debt Service Reserve Account, which shall be released immediately upon termination of the Security Period) for thirty (30) days after the payment, repayment, performance, satisfaction and discharge in full of all of the Secured Obligations and on the last day of such thirty (30) day period the Security Trustee shall, at the request and cost of the applicable Security Party, execute such documentation as may be required to (a) release the applicable Security Party from its obligations under the applicable Security Document, and (b) release or, where applicable, re-assign to that Security Party the security created pursuant to that Security Document and, in the case of each Power of Attorney, return the same to the Borrower in accordance with this clause 16.22 only after satisfaction and discharge in full of all the Secured Obligations, Provided however that if in the reasonable opinion of the Security Trustee or any other Beneficiary there are at that time any contingent claims by any of the Beneficiaries against the Borrower or any other Security Party under or in connection with this Agreement or any Facility Document or any likely contingent claims can be identified at that time, the Security Trustee reserves its right to retain any Security Document and delay such release (notwithstanding the expiry of such thirty (30) day period) until the earlier of (i) the date on which all such contingent claims are irrevocably and unconditionally settled in full, or fully and finally disposed of or withdrawn or discontinued and (ii) such time as the Security Trustee may deem appropriate.

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16.23	Facility Agent as agent for Notices

The Security Trustee hereby appoints the Facility Agent as its agent for the purposes of all or any requests, consents, instructions, directions, notices, demands or other communications which are given, made or issued by the Security Trustee under or pursuant to this Agreement and the other Facility Documents during the Security Period and all of the Lenders and the Arranger hereby approve that appointment.

17	Notices

17.1	Notices

The provisions of clause 16 of the Deed of Proceeds and Priorities shall be incorporated by reference, mutatis mutandis, in this Agreement as if all references therein to “this Deed” were references to this Agreement.

17.2	Notices through the Facility Agent

Every notice, request, demand or other communication under this Agreement to be given by the Borrower to any other party shall be given to the Facility Agent for onward transmission as appropriate and to be given to the Borrower shall (except as otherwise provided in this Agreement) be given by the Facility Agent.

18	Miscellaneous

18.1	No implied waivers, remedies cumulative

No failure or delay on the part of the Beneficiaries or any of them to exercise any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Beneficiaries or any of them of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

18.2	English translations

All certificates, instruments and other documents to be delivered under or supplied in connection with this Agreement shall be in the English language or shall be accompanied by a certified English translation upon which the Beneficiaries shall be entitled to rely.

18.3	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original, but all counterparts shall together constitute one and the same instrument.

18.4	Further Assurance

The Borrower undertakes:

18.4.1	that this Agreement and each of the Facility Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under this Agreement and/or any of the Facility Documents be valid and binding obligations of the respective Security Parties who are parties thereto and the rights of the Beneficiaries shall be enforceable in accordance with their respective terms;

18.4.2	that the Borrower will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Security Trustee acting with the consent of the Majority Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents; and

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18.4.3	that the Borrower will use reasonable endeavours to assist the Agents to obtain any further assurance, document, act or thing as in the opinion of the Security Trustee acting on behalf of and after consultation with the Lenders may be necessary for perfecting the security constituted by the Charterer Acknowledgement provided always that if the Borrower is unable to obtain or procure any such further assurance, this shall not constitute an Event of Default on the part of the Borrower.

18.5	Conflicts

In the event of any conflicts between this Agreement and any other Facility Documents (other than the Deed of Proceeds and Priorities), the provisions of this Agreement shall prevail.

18.6	Severability of provisions

Each of the provisions of this Agreement is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Agreement nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

19	Limited Recourse

For the avoidance of doubt, each of the Beneficiaries acknowledges its recourse to the Borrower is limited as set out in clause 22 of the Deed of Proceeds and Priorities.

20	Technical Adviser

20.1	General

Provided that (a) the Technical Adviser gives reasonable notice to the Borrower of the cooperation and assistance required, and (b) the co-operation and assistance requested by the Technical Adviser shall neither unreasonably disrupt and/or interfere with the construction or operation of the Rig and/or the Project nor involve any testing and/or other technical procedures to be carried out in respect of the Rig and/or the Project other than those required by the terms of the relevant Project Documents, the Borrower shall provide and procure that the Head Charterer provides all necessary co-operation and assistance or, as the case may be, use all reasonable endeavours to procure that the same is provided to enable the Technical Adviser:

20.1.1

(a)

as soon as practicable after the date hereof, to conduct an initial review and audit of the Project Documents including, without limitation, whatever is required for the Technical Adviser to confirm to the Facility Agent whether all relevant information and requirements necessary to comply with the technical requirements as agreed between the Charterer and the Head Charterer are included in the basis of design (“BoD”) of the Rig. As part of that initial review (i) engineering work executed in relation to the Rig will be audited at random to confirm that those BoD requirements have been included in the final design of the Rig, (ii) major purchase orders and the scope of work of the Builder will be reviewed to confirm all aspects have been covered adequately, (iii) all basic technical input information in relation to the Rig will be reviewed to ascertain whether the Project has commenced satisfactorily and to ascertain whether planning and the Budget are based on sound principles, (iv) the contract strategy will be analysed to confirm suitability for the execution of the Project, (v) the scope defined for the Builder, any engineering contractors and equipment sub-contractors will be reviewed to confirm suitability, (vi) the arrangements for executing the Project will be reviewed to verify that the project management team has been established professionally, (vii) the project management team will be audited to ascertain their suitability to execute a project of the magnitude of the Project, (viii) the detailed basis for establishing the time schedule of the Project will be reviewed as well as the information utilised for preparing the Budget of the Project, and the feasibility of the time schedule of the Project and Budget will be

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analysed, (ix) the anticipated risks during the construction phase of the Project will be analysed and mitigation measures reviewed, (x) the Management Agreement and Sub-Contract Agreement will be reviewed, and (xi) the project approach of the Builder will be reviewed and analysed;

(b)	upon completion of the initial review relating to the Rig, the Technical Adviser will provide an opinion confirming (i) the technical capacity of the Rig to reliably perform in accordance with the design criteria agreed between the Charterer and the Head Charterer (as confirmed by the Technical Adviser’s review), to meet the requirements of any Regulatory Authority and to comply with the requirements under the Charter, the Bareboat Charter and the Services Agreement, (ii) the technical aspects and project management approach (including the terms and conditions of the Management Agreement) of the Project including, without limitation, confirmation that the relevant teams and organisations have been set-up and are staffed in a manner appropriate to the management of the Project, (iii) the feasibility of the time schedule and Budget, and (iv) that the anticipated Actual Operating costs will not exceed forty five thousand Dollars ($45,000) per day during the period of twelve (12) months commencing on the date of the opinion;

20.1.2	from time to time (prior to and up to the Charter Date of Acceptance), to investigate any material changes proposed in respect of the Rig and/or the Project and to report to the Facility Agent about the outcome of such investigation;

20.1.3	from time to time prior to and up to the Charter Date of Acceptance, to review plans, schedules and progress reports (including any Project Expenditure Certificates or updated Budgets) in relation to the Rig and the Project produced by any Security Party and to report to the Facility Agent about (a) the progress of the Project up until that time including, without limitation, whether expected milestones have been reached and expected payments made, and (b) the likely future progress of the Project including, without limitation, the scheduled timing for the Charter Date of Acceptance and whether any Project Cost Over Run is likely to occur;

20.1.4	from time to time prior to or after the Completion Date, to:

(a)	notify the Facility Agent if it becomes aware of any breach by the Borrower and/or the Head Charterer and/or any material breach by any Project Counterparty of any of their respective obligations under the Project Documents, to investigate any such breach and its effects and to report to the Facility Agent about the outcome of such investigation;

(b)	investigate any requirements of, any restrictions imposed by or any recommendations of any Regulatory Authority (including, without limitation, the Classification Society) in connection with the Rig and/or the Project, to review compliance by the Security Parties with any such restrictions, requirements and/or recommendations and to report to the Facility Agent about the outcome of such investigation and review;

(c)	at the request of the Facility Agent, attend any meeting or presentation in connection with the Rig and/or the Project and to prepare any report or investigate any matter in connection with the Rig and/or the Project, in each case, as the Facility Agent may from time to time reasonably require; and

(d)	review, and confirm to the Facility Agent its findings, recommendations and conclusions in relation to, any claim under or in respect of the Insurances or the Rig Rights in an amount in excess of the Casualty Amount.

20.2	Acceptance

Provided that (a) the Technical Adviser gives reasonable notice to the Borrower of the cooperation and assistance required, and (b) the co-operation and assistance requested by the Technical Adviser shall neither unreasonably disrupt and/or interfere with the operation of the Rig and/or the Project nor involve any testing and/or other technical procedures to be carried out in respect of the Rig and/or the Project other than those required by the terms of the relevant

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Project Documents, the Borrower shall provide all necessary co-operation and assistance or, as the case may be, use all reasonable endeavours to procure that the same is provided to enable the Technical Adviser to consult with the Security Parties and, where required, to inspect the Rig to enable the Technical Adviser to confirm in writing to the Facility Agent that:

20.2.1	on or prior to the Date of Yard Acceptance:

(a)	the Rig complies with the Specifications, complies with the requirements of the Construction Contract and is otherwise in a condition suitable for acceptance;

(b)	adequate measures, arrangements and procedures have been introduced by the Head Charterer, the Borrower and the Sponsor for the maintenance and operation of the Rig in accordance with good industry standards and in accordance with their respective obligations under the Charter, Bareboat Charter and Services Agreement respectively;

(c)	no breach by the Head Charterer, the Borrower, the Sponsor and/or no material breach by the Builder of any of their respective obligations under the Project Documents has occurred and is continuing unremedied;

(d)	all applicable requirements of any Regulatory Authority (including, without limitation, the Classification Society) in connection with the Rig and/or the Project have been satisfied,

and, prior to the Date of Yard Acceptance, the Technical Adviser will provide an opinion as to each of the matters referred to in this clause 20.2.1; and

20.2.2	as a condition precedent to the Completion Date:

(a)	acceptance of the Rig has occurred in accordance with the provisions of the Charter;

(b)	all consents, authorisations, licences, approvals and permits then required in connection with the Rig and/or the Project pursuant to any Environmental Law have been obtained;

(c)	all documentation then required to be provided by the Head Charterer, the Borrower and the Sponsor pursuant to the Bareboat Charter, Charter and Services Agreement, respectively, has been duly prepared and provided;

(d)	all concerns raised by the Technical Adviser in relation to the matters referred to in this clause 20.2 have been addressed to the reasonable satisfaction of the Technical Adviser; and

(e)	no breach by the Head Charterer, the Borrower, the Sponsor and/or no material breach by the Builder of any of their respective obligations under the Project Documents has occurred and is continuing unremedied

(the written confirmation referred to in clause 20.2.2 , the “Yard Acceptance Confirmation”).

20.3	Reporting

The Facility Agent shall, promptly following the receipt by it of any report, notification or confirmation referred to in this clause 20, forward a copy of that report, notification or confirmation to each of the Lenders and the Borrower.

20.4	Actual Operating Costs

20.4.1	The Borrower shall provide the Technical Adviser with details of amounts which are to be claimed as Actual Operating Costs (including any supporting information reasonably requested by the Technical Adviser):

(a)	on the last Banking Day of the sixth month after the Initial Charter Hire Date and then on the last Banking Day of every subsequent period of six (6) months occurring within the Security Period; and

99

(b)	following a request by the Facility Agent (acting reasonably) prior to a distribution being made under clause 5.2.8 of the Deed of Proceeds and Priorities.

20.4.2	The Facility Agent shall request that the Technical Adviser promptly reviews the details provided pursuant to clause 20.4.1 and confirms to the Facility Agent whether the amount claimed in relation to Actual Operating Costs is equal to the actual amount of Actual Operating Costs.

21	Governing law and jurisdiction

21.1	Law

This Agreement shall be governed by English law.

21.2	Submission to jurisdiction

The Borrower agrees for the benefit of the Beneficiaries that:

21.2.1	if the Borrower has any claim against any other arising out of or in connection with this Agreement such claim shall (subject to clause 21.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which the Borrower irrevocably submits;

21.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Beneficiaries shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

21.2.3	nothing in this clause 21.2 shall limit the right of the Beneficiaries to refer any such claim against the Borrower to any other court of competent jurisdiction outside England, to the jurisdiction of which the Borrower hereby irrevocably agrees to submit, nor shall the taking of proceedings by the Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

21.3	Agent for service of process

21.3.1	The Borrower irrevocably designates, appoints and empowers Messrs Berwin Leighton Paisner at its principal place of business in England from time to time (at present Adelaide House, London Bridge, London EC4R 9HA) Attention: N J Davies to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Agreement.

21.3.2	The Borrower agrees that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Agreement and the other Transaction Documents and if, for any reason, such agent named above or its successor shall no longer serve as agent of the Borrower to receive service of process in England, the Borrower shall promptly appoint a successor in England and advise the Facility Agent and the Security Trustee thereof.

IN WITNESS whereof this Deed has been duly executed and delivered as a deed by the parties hereto on the date first above written.

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Schedule 1

The Lenders and their Commitments

(1)	(2)	(3)
Name	Address and facsimile number	Commitment $
ING Bank N.V.	Bijlmerplein 888	$310,000,000
	1102 MG Amsterdam
	The Netherlands
	+31 20 576 8782

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Schedule 2

Form of Drawdown Notice for Principal Advances/Intercompany Construction

Interest Advance/Swap Advances

To:	ING Bank N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Attention:

[—]

US$310,000,000 Project Loan Facility Agreement dated 13 February 2008 (the “Agreement”)

We refer to the Agreement and hereby give you notice that we wish to draw down [the First Intercompany Hull Advance] [the Intercompany Construction Principal Advance] [the Intercompany Construction Interest Advance] [a Principal Construction Advance] [the Second Intercompany Hull Advance] [a Swap Advance], namely [—] million Dollars ($[—]) on [—]. The funds should be credited to the Project Account no later than 11.00 a.m. on that date.

We confirm that:

(i)	no event or circumstance has occurred and is continuing which constitutes a Default;

(ii)	the Repeating Representations and warranties contained in clause 9 of the Agreement and the representation and warranty in clause 9.12, referring for this purpose to the audited financial statements in respect of the financial year ended on 31 December [—]/30 June [—], are true and correct at the date of this notice as if made with respect to the facts and circumstances existing at the date of this notice; and

(iii)	the borrowing to be effected by [the First Intercompany Hull Advance] [the Intercompany Principal Construction Advance] [the Intercompany Construction Interest Advance] [such Principal Construction Advance] [the Second Intercompany Hull Advance] [such Swap Advance] will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded.

Words and expressions defined in the Agreement shall have the same meanings where used in this notice.

For and on behalf of

Olinda Star Ltd.

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Schedule 3

Conditions Precedent

Part 1 - Documents and evidence required as conditions precedent to the obligations of the

Beneficiaries generally

1	Constitutive Documents and corporate authorities

In respect of each of the Borrower, the Sponsor, the Head Charterer and Constellation:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents (in the case of the Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil) of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partner) and/or the resolutions of the shareholders, if required of that person (in the case of the Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil):

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under the Transaction Documents to which that person is (or is to be) party;

(ii)	authorising the execution by that person of such of this Agreement and the other Transaction Documents to which such person is party; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Agreement and the other Transaction Documents to which such person is party;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions;

(d)	a certificate of incumbency; and

(e)	in the case of the Sponsor, a valid certificate issued by the court distributor with jurisdiction over the place of business of the Sponsor attesting the inexistence of bankruptcy and/or judicial recuperation claims filed by or against them.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Agents (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by the Facility Documents, the Project Documents and the Hedging Agreements (in each case to which the applicable Security Party is a party) and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (including, but without limitation to the generality of this paragraph, the Letter of Authorisation in respect of the Charter) (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Facility Agent have been made for the effecting of the same within any applicable time limit);

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(b)	Evidence satisfactory to the Agents in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above that any Authorisations which may be required for the due execution and performance of any Security Party of any Transaction Document to which it is party at the time the same are required have been obtained and are in full force and effect;

(c)	Evidence satisfactory to the Agents that each Security Document (other than the Borrower Share Pledge, the Head Charterer Partnership Pledge, the Accounts Pledge, the Deed of Proceeds and Priorities and the General Assignment) has been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents; and

(d)	A certified copy of the Register of Charges of each of the Borrower and Constellation, stamped as filed at the Registry of Corporate Affairs in the British Virgin Islands containing details of each of the Security Documents to which it is a party.

3	Transaction Documents

(a)	An original counterpart of this Agreement and each Facility Document (other than those referred to in paragraph (b) below) duly executed and delivered by each Security Party which is party thereto as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

(b)	A copy of the Agreed Form of each of the Facility Documents (which, for the avoidance of doubt, shall include the Receivables Acknowledgement and the Charterer Acknowledgement) which it is agreed in writing by the Facility Agent prior to the date of this Agreement shall be executed after the date of this Agreement.

(c)	An original of the Mortgage (duly notarised) together with a certificate from the Borrower confirming that, other than by virtue of the Facility Documents, the Borrower has not created any Encumbrance over its Secured Property.

(d)	A copy of each Project Document which has been executed at the applicable time certified as a true and complete copy thereof by a duly authorised officer of the relevant Security Party which is a party thereto.

(e)	A certificate from each Security Party confirming that each of the Project Documents and the other Transaction Documents (other than this Agreement and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect, (save for Permitted Amendments previously disclosed in writing to the Agents).

(f)	A copy, certified as a true copy by a duly authorised officer of the relevant Security Party of each of the other Transaction Documents (other than this Agreement, the Facility Documents and the Project Documents) to which it is a party as well as evidence that all notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered together with a certified copy thereof.

(g)	Evidence, satisfactory to the Agents that the Charterer has been duly authorised to enter into the consent referred to in paragraph 2(a) above.

(h)	A duly executed original of the Builder Acknowledgement and evidence satisfactory to the Agents that the Builder have been duly authorised to enter into and has validly executed the Builder Acknowledgement.

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4	Legal opinions

Legal opinions in form and content satisfactory to the Lenders from:

(a)	Norton Rose, Netherlands counsel to the Lenders in relation to, inter alia, the Head Charterer, the Head Charterer Partnership Pledge, the Accounts Pledge and the security granted in favour of the Security Trustee;

(b)	Maples and Calder, British Virgin Island counsel to the Lenders, in relation to, inter alia, the Borrower, Constellation and the Borrower Share Pledge; and

(c)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, the Sponsor, Mauá Jurong S.A. and the Builder Acknowledgement;

(d)	Seward & Kissel, Delaware counsel to the Lenders, in relation to, inter alia, Mauá Jurong LLC and the Builder Acknowledgement;

(e)	Higgs & Johnson, Bahamas counsel to the Lenders, in relation to, inter alia, the Parent Guarantor;

(f)	Norton Rose, English counsel to the Lenders, in relation to, inter alia, the Facility Documents; and

(g)	Seward & Kissel, Liberian counsel to the Lenders, in relation to the registration of the ownership of the Rig and the Mortgage.

5	Accounts and financial information

(a)	Copies of (i) the most recent annual audited accounts of each of the Sponsor, Constellation, the Borrower and the Head Charterer and (ii) the most recent unaudited accounts of the Sponsor, Constellation, the Borrower and the Head Charterer.

(b)	Evidence that each of the Accounts have been opened and that all necessary bank mandates and signature forms in form and content acceptable to the Agents have been delivered to the Account Bank and that $1 has been credited to each such account.

(c)	Evidence acceptable to the Agents that all fees then due to the Arranger, the Facility Agent and the Security Trustee and any applicable commitment commission then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Process agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under this Agreement and the Facility Documents (other than those referred to in paragraph 3(b)).

7	Transaction Documents conditions precedent

A certificate from the Borrower confirming that the conditions precedent to the Transaction Documents which have been executed (other than the conditions precedent contained in this Agreement and the conditions precedent in the Charter, Bareboat Charter and the Services Agreement which cannot be satisfied until the Charter Date of Acceptance) have been fulfilled or waived in accordance with the respective terms of the Transaction Documents.

8	Information Memorandum

The Information Memorandum, duly completed and approved by the Borrower and the Sponsor.

105

9	Charter and Services Agreement

Certified English language translations of the Charter and the Services Agreement.

10	Technical Advisor

Written confirmation from the Technical Adviser that each of the requirements of paragraphs (a) and (b) of clause 20.1.1 are satisfied.

11	Budget and time schedule

A Budget and the time schedule in relation to the Project, each in a form satisfactory to the Facility Agent.

106

Part 2 - Conditions Precedent to Drawdown of the First Advance

1	Constitutive Documents and corporate authorisations

A certificate from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that there has been no change in the Constitutive Documents of the relevant person since the date on which a certified copy thereof was provided to the Agents pursuant to part 1 of this Schedule 3 or, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney or other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unamended and in full force and effect.

2	No Defaults

A certificate from a duly authorised officer of the Borrower and the Sponsor confirming that no Default has occurred and is continuing or would result from the payment of the applicable First Advance.

3	Legal opinions

If requested by the Facility Agent (acting on the instructions of the Majority Lenders (acting reasonably)), confirmation from such of the counsel to the Lenders referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Facility Agent in that request that the terms and provisions of the legal opinions provided by them pursuant to that paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

4	[intentionally omitted]

5	Fees

Confirmation from the Agents that all fees then due to the Arranger and the Agents have been paid in full or, as the case may be, evidence acceptable to the Agents that arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Project Documents

A certificate from each member of the Group which is a party to the Facility Documents and the Project Documents which have been executed prior to the Drawdown Date for the First Advance and the other Transaction Documents which have then been executed confirming that those documents to which the relevant member of the Group is a party remain unamended (other than Permitted Amendments) and in full force and effect.

7	Representation and warranties

A certificate from each Security Party confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party referred to in paragraph 1 above under this Agreement or any of the Facility Documents which have been executed prior to the Drawdown Date for the First Advance are true and accurate on the date on which the Drawdown Notice for the First Advance is issued and will be true and accurate on the Drawdown Date for the First Advance as if given on each such date by reference to the facts and circumstances then existing.

8	Confirmation from the Technical Adviser

A certificate from the Technical Adviser confirming that no material event of default or potential event of default under the Project Documents has occurred and is continuing and that the Technical Advisor has no material concerns in respect of any of the matters referred to in clause 20.1.

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9	Interest hedging

A certified true copy of the Hedging Agreements evidencing that ninety five per cent. (95%) of the interest exposure under this Agreement has been hedged on terms satisfactory to the Facility Agent by the Borrower.

10	Amount of the First Advance

A certificate from a duly authorised officer of the Borrower confirming that:

(a)	any Existing Project Cost Over Run is less than thirty five million Dollars ($35,000,000); and

(b)	the amount of the First Advance (provided that the First Advance is not the First Intercompany Hull Advance, which will be in an amount not exceeding an amount determined in accordance with clause 3.2.3(a)(iii)) (as specified in the applicable Drawdown Notice) does not exceed the amount equal to the Project Cost, calculated by taking into account (i) Project Cost paid or incurred by the Borrower prior to the date of that certificate, and (ii) to the best of the knowledge and belief of the Borrower, Project Cost to be incurred by the Borrower and which will become payable on or prior to the date falling ninety (90) days after the date of that certificate, in each case in accordance with the terms of the relevant Project Documents, provided however that the aggregate amount of Project Cost referred to in paragraph (ii) above shall not exceed ten million Dollars ($10,000,000).

11	[intentionally omitted]

12	[intentionally omitted]

13	Project Expenditure Certificate

A duly completed Project Expenditure Certificate, dated no earlier than the Drawdown Notice requesting the First Advance.

14	Principal Balances

Evidence satisfactory to the Facility Agent of each of the Principal Hull Balance and the Principal Construction Balance and agreement by the Facility Agent of the amount of each of the Principal Hull Balance and the Principal Construction Balance.

15	Insurances

(a)	Evidence satisfactory to the Agents that the insurance obligations of the Security Parties under the Security Documents and under the applicable Project Documents have been complied with and that the Rig is insured in accordance with the terms of the Security Documents and the Project Documents (being the Bareboat Charter, Charter and Services Agreement).

(b)	Receipt by the Agents of letters of undertaking from the Approved Brokers and the mutual associations or clubs with which the protection and indemnity and/or, as the case may be, war risks insurances are placed, if and to the extent that such insurances are required under the relevant provisions of the Security Documents and Project Documents.

(c)	Receipt by the Agents of certified true copies of the policies and/or certificates of entry in respect of the insurance cover for the Rig referred to in clause 9 of the General Assignment.

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(d)	Evidence that all premia and calls in respect of the Insurances which have fallen due have been paid and that none of the Security Trustee or other Beneficiaries have any liability for premia and calls.

(e)	Evidence that the insurers have agreed that they have no right of subrogation and/or contribution against the Charterer or the Borrower.

(f)	An opinion in form and content satisfactory to the Lenders from the Insurance Consultant, as to the adequacy of the Insurances and the mortgagees interest insurance cover referred to in paragraph (d) above.

(g)	A list of the insurers effective for the first period from the date of the First Advance up to the end of the policy year in which the date of the First Advance occurs and thereafter for the twelve (12) month period from such date has been provided by the Approved Brokers.

16	Registration of the Mortgage, filings, consents, approvals and confirmations in relation to Encumbrances

(a)	A transcript of register from the Flag State evidencing the registration of the Rig in the name of the Borrower free from Encumbrances other than the Mortgage in favour of the Security Trustee for and on behalf of the Beneficiaries.

(b)	Evidence that arrangements satisfactory to the Agents have been made for effecting the filing or registration of the Mortgage in any applicable jurisdiction, and within any applicable time limit.

(c)	A certificate from the Borrower confirming that all Authorisations necessary for any act or thing contemplated by the Mortgage for the legality, validity, enforceability, priority and admissibility in evidence and effectiveness thereof have been obtained or effected on an unconditional basis and remain in full force and effect, save that the Mortgage shall be (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents within sixty (60) days of the date of this Agreement.

17	Rig documents

(a)	A copy of the certificate of Classification or, as the case may be, an interim class certificate in relation to the Rig issued by the Classification Society.

(b)	The ISS Certificate, where applicable, in relation to the Rig.

18	Hull Value

Each of Tecnitas do Brasil, Fearnley Offshore LLC and R.S. Platou USA shall have provided to the Facility Agent a market valuation of the Hull in order to enable the Facility Agent to determine the Hull Value.

19	Interim Payments

If the First Advance is a Principal Construction Advance which is to be used to reimburse Constellation for an Interim Payment, evidence satisfactory to the Facility Agent of that Interim Payment.

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Part 3 - Conditions Precedent to Drawdown of any Subsequent Advance

1	First Advance

In relation to the first Subsequent Advance made to the Borrower, the First Advance shall have been made. In relation to any Subsequent Advance thereafter, the immediately preceding Subsequent Advance shall have been made.

2	Constitutive Documents and corporate authorisations

A certificate from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to paragraph 1 of part 2 of this Schedule 3 or, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney or other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unamended and in full force and effect.

3	No Defaults

A certificate from a duly authorised officer of each of the Borrower and the Sponsor confirming that no Default has occurred and is continuing or would result from the payment of the relevant Subsequent Advance.

4	Legal opinions

If requested by the Facility Agent (acting on the instructions of the Majority Lenders (acting reasonably)), confirmation from such of the counsel to the Lenders referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Facility Agent in that request that the terms and provisions of the legal opinions provided pursuant to paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

5	[intentionally omitted]

6	Fees

Confirmation from the Agents that (a) all fees due to the Arranger or the Agents and payable on or during the period up to the Drawdown Date for the relevant Subsequent Advance, and (b) any Commitment Fee due and payable for the period up to the Commitment Fee Date which immediately precedes that Drawdown Date have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

7	Project Documents

A certificate from each member of the Group which is a party to the Facility Documents, the Project Documents and the other Transaction Documents which have then been executed confirming that those documents to which the relevant member of the Group is a party remain unamended (other than Permitted Amendments) and in full force and effect.

8	Representations and warranties

A certificate from each party referred to in paragraph 2 above confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party under this Agreement or any of the Facility Documents which have been executed prior to the Drawdown Date for the relevant Subsequent Advance are true and accurate on the date on which the Drawdown Notice for the relevant Subsequent Advance is issued and will be true and accurate on the Drawdown Date for the relevant Subsequent Advance as if given on each such date by reference to the facts and circumstances then existing.

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9	Amount of relevant Subsequent Advance

A certificate from a duly authorised officer of the Borrower confirming that:

(a)	any Existing Project Cost Over Run is less than thirty five million Dollars ($35,000,000); and

(b)	the amount of that Subsequent Advance (provided that such a Subsequent Advance is not the First Intercompany Hull Advance and/or the Second Intercompany Hull Advance, which will be an amount not exceeding an amount determined in accordance with clause 3.2.3(a)(iii) and clause 3.2.3(c)(iii) respectively) (as specified in the applicable Drawdown Notice) when aggregated with all other Principal Advances made or to be made on or prior to the Drawdown Date of that Subsequent Advance, does not exceed the amount equal to Project Cost, calculated by taking into account (i) Project Cost paid or incurred by the Borrower prior to the date of that certificate, and (ii) to the best of the knowledge and belief of the Borrower, Project Cost to be incurred by the Borrower and which will become payable on or prior to the date falling ninety (90) days after the date of that certificate, in each case in accordance with the terms of the relevant Project Documents, provided however that the aggregate amount of Project Cost referred to in paragraph (ii) above shall not exceed ten million Dollars ($10,000,000).

10	[intentionally omitted]

11	Project Expenditure Certificate

A duly completed Project Expenditure Certificate dated no earlier than the Drawdown Notice requesting that Subsequent Advance.

12	Interim Payments

If that Subsequent Advance is a Principal Construction Advance which is to be used to reimburse Constellation for an Interim Payment, evidence satisfactory to the Facility Agent of that Interim Payment.

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Part 4 - Conditions Precedent to the Date of Yard Acceptance

1	Constitutive Documents and corporate authorities

Confirmation from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to Part 3 paragraph 2 of this Schedule 3, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney and other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unchanged and in full force and effect.

2	Documents

(a)	A certificate from the Borrower confirming that, other than by virtue of the Facility Documents, the Borrower has not created any Encumbrance over its Secured Property.

(b)	A certificate from each Security Party which is a party to the Project Documents, the Facility Documents and the other Transaction Documents confirming that those documents to which it is a party remain unamended (other than Permitted Amendments) and in full force and effect.

(c)	A copy, certified as a true copy by a duly authorised officer of the Borrower of the agreed drafts of each of the Delivery Documents.

(d)	An executed original of the Notice of Assignment of Insurances in the form of Schedule 1, Part 1 of the General Assignment.

3	Legal opinions

If requested by the Facility Agent (acting on the instructions of the Majority Lenders (acting reasonably)) confirmation from such of the counsel to the Lenders referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Facility Agent in that request that the terms and provisions of the legal opinions provided pursuant to paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

4	Filings, consents, approvals and confirmations in relation to Encumbrances

(a)	Evidence that arrangements satisfactory to the Agents have been made for effecting the filing or registration of each of the Security Documents in any applicable jurisdiction, and within any applicable time limit.

(b)	A certificate from each of the Borrower and the Sponsor confirming that upon delivery by the Builder the Rig will be absolutely free and clear of any liens, charges, debts, claims or other encumbrances arising in favour of the Builder (or either of them) or any of their respective sub-contractors and employees.

(c)	A certificate from the Borrower confirming that all Authorisations necessary for any act or thing contemplated by any Security Document for the legality, validity, enforceability, priority and admissibility in evidence and effectiveness thereof have been obtained or effected on an unconditional basis and remain in full force and effect.

(d)	A certificate from each of the Security Parties confirming that any Authorisations which may be required for the due execution and performance by any Security Party of any Transaction Documents to which it is party at the time the same are required have been obtained and are in full force and effect.

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5	Rig documents

(a)	A copy of the certificate of Classification (and for this purpose the proviso to the definition of Classification shall be disregarded).

(b)	The ISS Certificate, where applicable, in relation to the Rig.

6	Insurances

(a)	Evidence satisfactory to the Agents that the insurance obligations of the Security Parties under the Security Documents and under the applicable Project Documents have been complied with and that the Rig is insured in accordance with the terms of the Security Documents and the Project Documents (being the Bareboat Charter, Charter and Services Agreement).

(b)	Receipt by the Agents of letters of undertaking from the Approved Brokers and the mutual associations or clubs with which the protection and indemnity and/or, as the case may be, war risks insurances are placed.

(c)	Receipt by the Agents of certified true copies of the policies and/or certificates of entry in respect of the insurance cover for the Rig referred to in clause 9 of the General Assignment.

(d)	Evidence satisfactory to the Agents that (i) mortgagees interest insurance cover has been taken out by the Security Trustee for the benefit of the Beneficiaries in accordance with clause 9.2 of the General Assignment and (ii) payment of such cost has been reimbursed to the Security Trustee.

(e)	Evidence that all premia and calls in respect of the Insurances which have fallen due have been paid and that none of the Security Trustee or other Beneficiaries have any liability for premia and calls.

(f)	Evidence that the insurers have agreed that they have no right of subrogation and/or contribution against the Charterer or the Borrower.

(g)	An opinion in form and content satisfactory to the Lenders (each acting reasonably) from the Insurance Consultant to the Lenders, as to the adequacy of the Insurances and the mortgagees interest insurance cover referred to in paragraph 6(d) above.

(h)	A list of the insurers effective for the first period from the Date of Yard Acceptance up to the end of the policy year in which the Date of Yard Acceptance occurs and thereafter for the twelve (12) month period from such date has been provided by the Approved Brokers.

7	Representation and warranties

A certificate from each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party under any Security Document will be true and accurate on the Date of Yard Acceptance by reference to the facts and circumstances then existing.

8	Process agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under the Security Documents.

9	Technical Adviser

Receipt by the Agents of the opinion of the Technical Adviser pursuant to clause 20.2.1 of this Agreement.

113

10	Bareboat Charter

Evidence satisfactory to the Agents that the Head Charterer has accepted delivery of the Rig on the Charter Date of Acceptance under the Bareboat Charter and that the Bareboat Charter is in full force and effect.

114

Part 5 - Conditions Precedent to Completion Date

1	Constitutive Documents and corporate authorities

Confirmation from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to paragraph 1 of Part 4 of this Schedule 3, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney and other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unchanged and in full force and effect.

2	Authority of the Charterer and Receivables Acknowledgement

In respect of the Charterer, a duly executed original of the Receivables Acknowledgement and evidence satisfactory to the Agents that the Charterer has been duly authorised to enter into and has validly executed the Receivables Acknowledgement and, if applicable, the Charterer Acknowledgement.

3	Documents

(a)	A certificate from each relevant Security Party confirming that, other than by virtue of the Facility Documents, the relevant Security Party has not created any Encumbrance over its Secured Property;

(b)	A certificate from each Security Party which is a party to the Project Documents, the Facility Documents and the other Transaction Documents confirming that those documents remain unamended (other than Permitted Amendments) and in full force and effect.

4	Legal opinions

Legal opinions or, as the case may be, confirmations in form and content satisfactory to the Lenders from:

(a)	Norton Rose, Netherlands counsel to the Lenders in relation to, inter alia, the Head Charterer, the Head Charterer Partnership Pledge, the Accounts Pledge and the security granted in favour of the Security Trustee;

(b)	Maples and Calder, British Virgin Island counsel to the Lenders, in relation to, inter alia, the Borrower, Constellation and the Borrower Share Pledge; and

(c)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, the Sponsor, Mauá Jurong S.A. and the Builder Acknowledgement;

(d)	Norton Rose, English counsel to the Lenders, in relation to, inter alia, the Facility Documents; and

(e)	Seward & Kissel, Liberian counsel to the Lenders, in relation to the registration of the ownership of the Rig and the Mortgage.

5	Registration of the Mortgage, filings, consents, approvals and confirmations in relation to Encumbrances

(a)	A transcript of register from the Flag State evidencing the registration of the Rig in the name of the Borrower free from Encumbrances other than the Mortgage in favour of the Security Trustee for and on behalf of the Beneficiaries.

115

(b)	A certificate from each of the Security Parties confirming that any Authorisations which may be required for the due execution and performance by any Security Party of any Transaction Documents to which it is party at the time the same are required have been obtained and are in full force and effect.

6	Insurances

Evidence satisfactory to the Agents that the insurance provisions specified in clause 9 of the General Assignment are being complied with.

7	Project information

(a)	A certificate from the Borrower confirming that (i) the conditions precedent to the obligations of the Charterer and the Borrower under the Charter and the obligations of the Charterer and the Sponsor under the Services Agreement have been fulfilled or waived in accordance with the terms thereof and (ii) the Charter Date of Acceptance has occurred in accordance with the provisions of the relevant Project Documents and (iii) the Charterer has accepted the Rig in accordance with the terms of the relevant Project Documents.

(b)	A (duly translated) copy of the ROF required to enable payments of the Charter Rate under the Charter (or other evidence satisfactory to the Lenders that the same has been issued) together with evidence satisfactory to the Lenders that it is and remains in full force and effect.

(c)	Either (i) written confirmation from the Charterer either (a) confirming that the imposition of tax on the importation of the Rig into Brazil (“ICMS”) entitles the Borrower or, as the case may be, the Sponsor to be compensated and reimbursed by the Charterer for any payment by the Borrower or, as the case may be, the Sponsor of ICMS and that accordingly the Charterer agrees to compensate and reimburse the Borrower or, as the case may be, the Sponsor for an amount equal to the total amount of ICMS which has been paid by the Borrower or, as the case may be, the Sponsor to the applicable Brazilian tax authority or (b) confirming that the Charterer will import the Rig itself and be responsible for any payment of ICMS or (c) confirming that the Charterer will be responsible for any payment of ICMS itself notwithstanding the importation of the Rig into Brazil by the Borrower or, as the case may be, the Sponsor or (ii) the Facility Agent has received written confirmation from legal counsel acceptable to it that ICMS will not be imposed and/or applicable to the importation of the Rig into Brazil.

(d)	Evidence satisfactory to the Agents that the Borrower has directed the Charterer to pay all Charter Rate and other Earnings to the Earnings Account.

(e)	Confirmation from the Borrower of the date on which the Rig arrived at a port, or in sheltered waters, in Brazil specified in clause 2.3 of the Charter and, if such arrival is after the date stipulated in clause 2.2.1 of the Charter, evidence satisfactory to the Lenders setting out the details of any reduction in the Charter Rate incurred or to be incurred or any fine levied or to be levied as a consequence of the late arrival of the Rig and the Sponsor or Constellation will perform any obligations they may have pursuant to clause 4 of the Pre-Completion Guarantee.

(f)	Certificates from the Borrower and the Sponsor confirming that all Authorisations required for the operation of the Rig at the Approved Location have been given, issued, made or acquired together with a copy, certified by the Borrower, of each of the Authorisations required for the operation of the Rig at the Approved Location.

(g)	A certificate from the Borrower confirming that all Authorisations required for the chartering of the Rig to the Charterer have been made or obtained.

(h)	A certificate from the Borrower confirming the exact location of the Rig.

116

(i)	A certificate from an officer of the Sponsor confirmed by the Technical Adviser (upon receipt by the Technical Adviser of the necessary information provided by the Sponsor) confirming that on the Completion Date the aggregate of the Principal Advances will be less than or equal to seventy point nine per cent. (70.9%) of the Total Cost.

(j)	A certificate from each of the Borrower and the Sponsor confirming that no Force Majeure Event has occurred which is continuing and that the Charterer has not given notice of the occurrence of any event or circumstance giving rise to a right on the part of the Charterer to terminate (i) the Charter pursuant to clause 11.1 of the Charter and/or (ii) the Services Agreement pursuant to clause 11.1 of the Services Agreement.

(k)	An opinion from each Appraiser as to the market value of the Rig (taking into account the discounted value of all payments of Charter Rate) such that the average of the three market valuations provided by the Appraisers evidences that the Loan is equal to or less than eighty per cent. (80%) of the value of the Rig.

8	Fees

On the Completion Date, confirmation from the Agents that (a) all fees due to the Arranger or the Agents payable on or during the period up to the Completion Date for the Final Advance and (b) any Commitment Fee due and payable for the period up to the Commitment Fee Date which immediately precedes that date have been paid in full or, as the case may be, that arrangements satisfactory to the Agents for the payment of such fees have been put in place.

9	Representation and warranties

A certificate from each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party under any Security Document are true and accurate on the Completion Date is and will be true as if given on each such date by reference to the facts and circumstances then existing.

10	No Defaults

A certificate from each Security Party confirming that no Default (other than a Default constituted by any non-compliance with the Financial Covenants) has occurred and is continuing or would result from the Completion Date occurring.

11	Technical Adviser

Receipt by the Agents of the Yard Acceptance Confirmation.

12	Minimum Debt Service Reserve Account

Evidence satisfactory to the Agents that the Sponsor is in compliance with its obligations under clause 9.1 of the Deed of Undertaking.

117

Schedule 4

Form of Transfer Certificate

(referred to in clause 15.3)

[Lenders are advised not to employ Transfer Certificates without first ensuring that the transaction complies with all applicable laws and regulations, including the Financial Services Act 1986 and regulations made thereunder.]

To:	[Name of Facility Agent]

[                    ]

Transfer Certificate

This Transfer Certificate relates to the Project Loan Agreement dated 13 February 2008 between, among others, Olinda Star Ltd. as borrower and ING Bank N.V., as facility agent (the “Agreement”). Words and expressions defined in the Agreement shall have the same meanings in this Transfer Certificate.

1	[Name of Existing Lender] (the “Existing Lender”) confirms the accuracy of the summary of its Commitment and its Contribution set out in the schedule to this Transfer Certificate.

2	Each of the Existing Lender and [Name of Transferee] (the “Transferee”) requests the Facility Agent (on behalf of itself, the Borrower, the Security Parties, the Lenders and the other parties to the Agreement and the Deed of Proceeds and Priorities) to accept this Transfer Certificate as being delivered to the Facility Agent pursuant to and for the purposes of clause 15.3 of the Agreement and clause 15.2 of the Deed of Proceeds and Priorities, so as to take effect in accordance with its terms on [ ] [to be not less than five (5) Banking Days after delivery to the Facility Agent] (the “Effective Date”).

3	With effect from the Effective Date, the Existing Lender transfers to the Transferee absolutely all rights, interests and obligations (present and future, actual and contingent) which the Existing Lender has as a Lender under or by virtue of the Agreement and each of the other Facility Documents to which it is a party in relation to the portion of its Commitment and the portion of its Contribution respectively specified in the schedule to this Transfer Certificate and, by virtue of this Transfer Certificate and clause 15.3 of the Agreement, the Transferor is discharged entirely from the portion of its Commitment specified in the schedule to this Transfer Certificate.

4	The Transferee confirms that:

(a)	it has received a copy of the Agreement and each of the other Facility Documents and all other documentation and information required by it in connection with the transactions contemplated by this Transfer Certificate;

(b)	it has made and will continue to make its own assessment of the legality, validity, effectiveness, adequacy and enforceability of the Agreement, the other Facility Documents and this Transfer Certificate and has not relied and will not rely on any of the Existing Lender, the Arranger, the Facility Agent and the Security Trustee or on any statements made by any of them in that respect;

(c)	it has made and will continue to make its own assessment of the financial condition of the Security Parties and of the application of any relevant Basel 2 Regulation to the transactions contemplated by the Transaction Documents, and it has not relied and will not rely on any of the Existing Lender, the Arranger, the Facility Agent and the Security Trustee or on any statements made by any of them in relation to any of those matters; and

118

(d)	accordingly, none of the Existing Lender, the Arranger, the Facility Agent and the Security Trustee shall have any liability or responsibility to the Transferee in respect of any of the foregoing matters.

5	The execution of this Transfer Certificate by the Transferee constitutes its representation and warranty to the Existing Lender and each of the other parties to the Agreement and the Deed of Proceeds and Priorities that it has power to become a party to the Agreement and the Deed of Proceeds and Priorities as a Lender on the terms herein and therein set out and has taken all necessary steps to authorise the execution and delivery of this Transfer Certificate.

6	The Existing Lender makes no representation or warranty and assumes no responsibility or liability with respect to the legality, validity, effectiveness, adequacy or enforceability of any of the Agreement, the other Facility Documents and this Transfer Certificate and assumes no responsibility or liability for the financial condition of the Security Parties or any of them or for the performance by any Security Party of its obligations under the Facility Documents and any and all such representations and warranties, whether express or implied by law or otherwise, are hereby excluded and waived by the Transferee.

7	The Transferee hereby covenants to each of the Existing Lender, the Security Parties and the Facility Agent and each of the other parties to the Agreement and the Deed of Proceeds and Priorities that it will perform in accordance with their terms all obligations which by the respective terms of the Agreement, the Deed of Proceeds and Priorities and this Transfer Certificate will be assumed by it after acceptance (by countersignature) of this Transfer Certificate by the Facility Agent and, if not already a Lender, appoints the Facility Agent to act as its facility agent and the Security Trustee to act as its security trustee as provided in, and in accordance with the provisions of, the Agreement and the Deed of Proceeds and Priorities respectively and agrees to be bound by the terms of each of the Agreement and the Deed of Proceeds and Priorities.

8	The Transferee acknowledges that the Existing Lender has no obligation to repurchase or reacquire all or any of the rights, interests and obligations transferred by virtue of this Transfer Certificate or to indemnify or compensate the Transferee for any losses suffered by the Transferee as a consequence of the transfer effected by virtue of this Transfer Certificate or by reason of the application of any Basel 2 Regulation to the transactions contemplated by the Transaction Documents or otherwise.

9	The Existing Lender:

(a)	warrants to the Transferee and each of the other parties to the Agreement and the Deed of Proceeds and Priorities that it has taken all necessary steps to authorise the execution and delivery of this Transfer Certificate;

(b)	warrants to the Transferee that this Transfer Certificate is binding on the Existing Lender under the laws (i) of England and Wales, (ii) under which the Existing Lender is incorporated, and (iii) of the jurisdiction in which its lending office is located; and

(c)	agrees that it will, at its own expense, execute all and any documents which the Transferee reasonably requests in order to perfect in any Relevant Jurisdiction the Transferee’s title by virtue of this Transfer Certificate or for a similar purpose.

10	By the execution of this Transfer Certificate on their behalf by the Facility Agent and in reliance upon the representations and warranties of the Transferee, the Security Parties, the Facility Agent, the Security Trustee, the Lenders and each of the other parties to the Agreement and the Deed of Proceeds and Priorities:

(a)	accept the Transferee as a party (as a Lender) to the Agreement and the Deed of Proceeds and Priorities with respect to all rights, interests and obligations which by the terms of the Agreement, the Deed of Proceeds and Priorities and this Transfer Certificate will be assumed by the Transferee (including, without limitation, those provisions in relation to pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Facility Agent and the Security Trustee) after acceptance (by countersignature) of this Transfer Certificate by the Facility Agent; and

119

(b)	expressly agree that all Encumbrances securing the obligations of any Security Party and the obligations and liabilities of the Security Parties under the Facility Documents, are each hereby fully preserved and extended and shall continue in full force and effect notwithstanding this Transfer Certificate and the transfer hereby contemplated.

11	The representations, warranties, confirmations, agreements and covenants of the Transferee in this Transfer Certificate are given to, and for the benefit of, each of the other parties to the Agreement, the Deed of Proceeds and Priorities and the other Facility Documents.

12	This Transfer Certificate is governed by and shall be construed in accordance with the laws of England and Wales.

Note: This Transfer Certificate is not a security, bond, note, debenture, investment or similar instrument. The execution of this Transfer Certificate alone may not transfer a proportionate share of the Existing Lender’s interest in the security constituted by the Facility Documents in the Existing Lender’s or the Transferee’s jurisdiction. It is the responsibility of each individual Lender to ascertain whether any other documents are required to perfect a transfer of such a share in the Existing Lender’s interest in such security in any such jurisdiction and, if so, to seek appropriate advice and arrange for execution of the same.

IN WITNESS WHEREOF this Transfer Certificate has been executed as a Deed and delivered by the parties hereto on the date appearing below.

120

The Schedule

Dollar Amount of Contribution	Next Interest Payment Date(s)	Portion novated
($)		($)

Dollar Amount of Commitment	Next Interest Payment Date(s)	Portion novated
($)		($)

Administrative Details of Transferee

Lending office:

Account for payments:

Telephone:

Facsimile:

[Telex:]

Attention:

[Existing Lender]	[Transferee]

By:	By:

Date:	Date:

The Facility Agent
By:

[The Security Trustee
By: ]

on its own behalf

and on behalf of the Borrower, the other Security Parties, the other parties to the Agreement and the

Deed of Proceeds and Priorities

Date:

121

Schedule 5

Description of the Rig

Name	Olinda Star
Type	Mobile Offshore Drilling Unit
Port of Registration	Monrovia, Liberia
Gross Tonnage	12,727 tons
Net Tonnage	3,818 tons
Year of Building	1982
Year of Conversion	2008
Designer Modifications/Upgrade	Projemar, Brazil
Original Builder	UIE-CFEM Consortium

Conversion Yard 2008	MAUA Jurong, Brazil
Length overall	92.00 meters
Breadth moulded	69.00 meters
Depth moulded	33.20 meters
Draft Moulded	Operational max 21.6m
Call Sign	ELDC4
Official Number	7441
Classification Society	Bureau Veritas
Class	Offshore Semi-Submersible Drilling Unit with Unrestricted Navigation, (endorsed as “laid up” until the Date of Yard Acceptance)

122

Schedule 6

Schedule of Minimum Repayment Amounts

Minimum Repayment Amount ($)
1	10,983,303

2	11,174,138

3	11,368,289

4	11,565,813

5	11,766,769

6	11,971,216

7	12,179,216

8	12,390,830

9	12,606,121

10	12,825,152

11	13,047,989

12	13,274,698

13	13,505,346

14	13,470,001

15	13,978,734

16	14,221,614

17	14,468,715

18	14,720,109

19	14,975,871

20	15,236,076

123

Schedule 7

Project Documents containing the Guarantee Rights and the Rig Rights

1	The Construction Contract

2	Contract No. Olinda-BC2011 (Riser System) dated 1 October 2006 between Star Drilling and Aker Kvaerner Subsea, as amended by Amendment No. 1 dated 1 December 2006 and assigned pursuant to an agreement entered into or to be entered into between Star Drilling, Aker Kvaerner Subsea and the Borrower;

3	Contract No. Olinda-IC2013 (Blow Out Preventer and Mux Control Package) dated 20 October 2006 between Star Drilling and Hydril Company LP as amended by Amendment No.1 dated 20 October 2007 and Amendment No. 2 dated 20 October 2007 and assigned pursuant an agreement entered into or to be entered into between Star Drilling, Hydril Company LP and the Borrower;

4	The Design & Supply Contract for Riser Tensioners System Package and Motion Compensator System Package dated 8 December 2006 between Star Drilling and Control Flow Inc. and assigned pursuant an agreement entered into or to be entered into between Star Drilling, Control Flow Inc. and the Borrower;

5	Contract No Olinda - IC2015 (Design and Supply Contract for Drilling Equipment and Electrical Systems) dated 27 October, 2006 between Star Drilling and LeTourneau Ellis Williams Company Incorporated and assigned pursuant an agreement entered into or to be entered into between Star Drilling, LeTourneau Ellis Williams Company Incorporated and the Borrower;

6	Contract No Olinda IC2016 (Design and Supply Contract for Handling Equipment) dated 27 October, 2006 between Star Drilling and Patriot Mechanical Handling Inc. as amended by Amendment No 1 dated 2 August 2007 and assigned pursuant an agreement entered into or to be entered into between Star Drilling, Patriot Mechanical Handling Inc. and the Borrower; and

7	Contract No. Olinda-IC2032 (Design and Supply Contract for Mooring Winches Equipment) dated 29 April 2007 between the Borrower and B.V. Machine - en Lierenfabriek J.H. Bodewes.

124

Schedule 8

Mandatory Costs Formula

1	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank which in either case, are introduced or published after the date of this Agreement.

2	On, or as soon as possible after, the first day of each Interest Period, the Facility Agent shall calculate as a percentage rate the additional cost rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Facility Agent as a weighted average of the Additional Cost Rates of all the affected Lenders (weighted in proportion to the percentage participation of each Lender in the Facility) and will be expressed as a percentage rate per annum.

3	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Facility Agent as its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all facilities made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office. If a Lender fails to notify any Additional Cost Rate pursuant to this paragraph 3, the Facility Agent shall be entitled to assume that no such Additional Cost Rate has been incurred.

4	The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Facility Agent in accordance with the following formula:

E x 0.01	per cent.
300	per annum

The resulting figures will be rounded to four decimal places.

Where:

E.	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Facility Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Facility Agent pursuant to paragraph 6 below and expressed in pounds per £1,000,000.

5	For the purposes of this Schedule:

(a)	“Fees Rules” means the rules on periodic fees contained in the Supervision Manual of the Financial Services Authority’s Handbook of rules and guidance or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(b)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(c)	“Tariff Base” has the meaning give to it in, and will be calculated in accordance with, the Fees Rules.

6	If requested by the Facility Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Facility Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

125

7	Each Lender shall supply any information required by the Facility Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Facility Agent may reasonably request for such purpose.

8	Each Lender shall promptly notify the Facility Agent of any change to the information provided by it pursuant to paragraph 7 above.

9	The rates of charge of each Reference Bank for the purpose of E above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraphs 6, 7 and 8 above and on the assumption that, unless a Lender notifies the Facility Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits are the same as those of a typical bank from its jurisdiction of incorporation with a facility office in the same jurisdiction as its Facility Office.

10	The Facility Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 6, 7, and 8 above is true and correct in all respects.

11	The Facility Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 6, 7 and 8 above.

12	Any determination by the Facility Agent pursuant to this schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

The Facility Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all Parties any amendments which are required to be made to this schedule to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination will, in the absence of manifest error, be conclusive and binding on all Parties.

126

Schedule 9

Group Structure Chart

127

Schedule 10

Project Expenditure Certificate

To:	[Name and address of Facility Agent]

[                    ]

I, [                    ], being the [President] [Project Manager] [Project Services Manager] [Vice President, Finance and Administration] [Junior Treasurer] [Controller] of Olinda Star Ltd.

1	Project Cost incurred to date (a) is in aggregate $[ ]; and (b) which has not previously been included in any Project Expenditure Certificate is $[ ].

2	Attached are invoices or other documentation in respect of such of the Project Cost referred to in paragraph 1(b) above which evidence that the amounts referred to therein either have been paid or are, at the date of this Certificate, due and payable.

3	Attached is an updated Budget for the Project.

4	Attached is a reconciliation of all receipts and withdrawals made to and from the Project Account against the Project Cost referred to in paragraph 1.

5	The information set out in this Certificate and the invoices or other documentation attached hereto are, to the best of my knowledge and belief, true and accurate.

Words and expressions defined in the Project Loan Agreement dated 13 February 2008 between, among others, Olinda Star Ltd. as borrower and ING Bank N.V. as facility agent shall bear the same meanings when used herein.

This Certificate is governed by and shall be construed in accordance with the laws of England and Wales.

for and on behalf of Olinda Star Ltd.

128

Schedule 11

Pro Forma Budget

OLINDA STAR RIG

Date

All Amounts in million of US$	Contracts signed	Initial Budget	Last Budget	Current Budget	Cost Overrun	Contracted Delivery Date	Anticipated Completion Date
MAUA-JURONG Shipyard

Shipyard (area rental,engin.,etc..)

Driliing System

Marine System

Sub-Sea System

Power Generation / Electrical System
Downhole Tools / Well Test Equipments
Electrical System

Accommodations

Spare Parts

Transportation & Tests

Insurances

Others

Supervision & Training

Total		—	—	—	0.0

*	Anticipated start up date of operations

129

Received Liquidated Damages Payments		Mobilisation Fee		Construction Interest drawn under Facility
Paid Charter Compensation		Mobilisation Cost		Construction Interest incurred on Project		TO BE UPDATED EACH TIME
(Shortfall) Liquidated Damages / Charter Compensation	0	(Shortfall) Mobilization Fee	0	(Shortfall) Construction Interest	0
Cost Overrun	0		0		0

				Total Cost Overrun	0.0

Initial Milesstone Payments Schedule	Total Project	MAUA-JURONG Shipyard	Shipyard (area rental, engin., etc…)	Driliing System	Marine System	Sub-Sea System	Power Generation / Electrical System
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008

TOTAL	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Initial Milesstone Payments Schedule	Downhole Tools / Well Test Equipments	Electrical System	Accommodations	Spare Parts	Transportation & Tests	Insurances	Others	Supervision & Training
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008

TOTAL	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

130

Current Milesstone Payments Schedule	Total Project	MAUA-JURONG Shipyard	Shipyard (area rental, engin., etc…)	Driliing System	Marine System	Sub-Sea System	Power Generation / Electrical System
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008

TOTAL	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Current Milesstone Payments Schedule	Downhole Tools / Well Test Equipments	Electrical System	Accommodations	Spare Parts	Transportation & Tests	Insurances	Others	Supervision & Training
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008

TOTAL	0.00	0.00	0.00	0.00	0.00	0.00	0.00

131

Schedule 12

Form of Pre-Completion Guarantee Supplement

Dated	2008

QUEIROZ GALVÃO ÓLEO E GÁS S.A.	(1)
CONSTELLATION OVERSEAS LTD.	(2)
as Guarantors

and

ING BANK N.V.
as Security Trustee	(3)

and

ING BANK N.V.
as Facility Agent	(4)

PRE-COMPLETION GUARANTEE

SUPPLEMENT

in relation to a Project Loan Agreement

of up to US$310,000,000 relating to one

semi-submersible drilling rig

132

Contents

Clause		Page

1	Definition and interpretation	134

2	Conditions	135

3	Representations and warranties	135

4	Amendment	137

5	Miscellaneous	137

6	Law and jurisdiction	137

133

THIS DEED is dated                     , 2008 and made BETWEEN:

(1)	QUEIROZ GALVÃO ÓLEO E GÁS S.A. a company incorporated under the laws of Brazil, registered under the Tax Roll number 30.521.090/001-27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ, CEP. 20030-010, Brazil (the “Sponsor”); and

(2)	CONSTELLATION OVERSEAS LTD., a company incorporated under the laws of the British Virgin Islands, with company number 1020641 and its registered office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands (“Constellation”),

jointly and severally (together the “Guarantors” and each a “Guarantor”); in favour of

(3)	ING BANK N.V., a banking entity incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, in its capacity as security trustee for and on behalf of itself and the other Beneficiaries (the “Security Trustee”); and

(4)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands in its capacity as facility agent (the “Facility Agent”).

WHEREAS:

(A)	By the Project Loan Agreement, the Lenders have agreed to make the Facility available to the Borrower to be used for the purposes of financing part of the Total Costs and to meet certain interest and commitment fee expenses.

(B)	By a pre-completion guarantee dated [ ] 2008 and made between the parties hereto (the “Pre-Completion Guarantee”), the Guarantors have provided certain guarantees in relation to the Facility.

(C)	For the purposes of clause 3.2.3(a)(iii) of the Project Loan Agreement, the parties hereto wish to supplement, and amend certain provisions of, the Pre-Completion Guarantee as set out herein.

NOW IT IS HEREBY AGREED as follows:

1	Definition and interpretation

1.1	Defined expressions

In this Deed, unless the context otherwise requires, words and expressions defined in the Pre-Completion Guarantee or in the Project Loan Agreement (as defined in the Pre-Completion Guarantee) shall have the same meaning where used in this Deed, and:

“Effective Time” means the time at which each of the conditions referred to in clause 2 have been satisfied in full or waived by the Facility Agent (acting on the instructions of the Majority Banks), as notified by the Facility Agent to the Guarantors in writing.

1.2	Headings, interpretation and the Facility Agent

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Deed and the provisions of clause 1.4 of the Project Loan Agreement and clause 1.5 of the Pre-Completion Guarantee shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Agreement” were a reference to this Deed.

134

2	Conditions

The conditions to the Effective Time are as follows:

2.1	no Default shall have occurred and be continuing or would result from the amendment to be effected pursuant to this Deed; and

2.2	the Facility Agent, or its duly authorised representative, shall have received the documents and evidence specified in Schedule 1 in form and substance satisfactory to the Facility Agent.

3	Representations and warranties

Each of the Guarantors represents and warrants to each of the Beneficiaries, as at the date hereof and as at the Effective Time, that:

3.1	Status

3.1.1	it is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation; and

3.1.2	it has the power to own its assets and carry on its business as it is being conducted.

3.2	Binding obligations

subject to the Legal Reservations, the obligations expressed to be assumed by it in this Deed are legal, valid, binding and enforceable obligations.

3.3	Non-conflict with other obligations

the entry into and performance by it of, and the transactions contemplated by, this Deed do not and will not conflict with:

3.3.1	any law or regulation applicable to it;

3.3.2	its constitutional documents; or

3.3.3	any agreement or instrument binding upon its assets or constitute a default or termination event (however described) under any such agreement or instrument.

3.4	Power and authority

3.4.1	it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Deed and the transactions contemplated by this Deed; and

3.4.2	no limit on its powers will be exceeded as a result of the giving of guarantees or indemnities contemplated by the Pre-Completion Guarantee as amended by this Deed.

3.5	Validity and admissibility in evidence

all Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Deed; and

(b)	to make this Deed admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

135

3.6	Governing law and enforcement

subject to any applicable Legal Reservations,

3.6.1	the choice of governing law of this Deed will be recognised and enforced in its Relevant Jurisdictions; and

3.6.2	any judgment obtained in relation to this Deed in the jurisdiction of the governing law of this Deed will be recognised and enforced in its Relevant Jurisdictions.

3.7	Insolvency

no:

3.7.1	corporate action, legal proceeding or other procedure or step described in clause 11.1.8 (Insolvency) of the Project Loan Agreement; or

3.7.2	legal process described in clause 11.1.7 (Legal process) of the Project Loan Agreement,

has been taken or, to its knowledge, threatened against it.

3.8	No filing or stamp taxes

under the laws of its Relevant Jurisdictions it is not necessary that this Deed be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to this Deed or the transactions contemplated by it except such filings as may be referred to in the legal opinions referred to in paragraph 4 of Schedule 1 and notified by the Facility Agent to that Guarantor, which filings, to the extent that the making of the same is within the power of that Guarantor, will be made promptly after the date of this Deed.

3.9	No Default

3.9.1	no Event of Default and no Default is continuing or is reasonably likely to result from the entry into, the performance of, or any transaction contemplated by, this Deed.

3.10	No adverse consequences

3.10.1	it is not necessary under the laws of its Relevant Jurisdictions:

(a)	in order to enable any Beneficiary to enforce its rights under this Deed; or

(b)	by reason of the execution of this Deed or the performance by it of its obligations under this Deed,

that any Beneficiary should be licensed, qualified or otherwise entitled to carry on business in any of such Relevant Jurisdictions; and

3.10.2	no Beneficiary is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of this Deed.

3.11	No immunity

neither it nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding in any of its Relevant Jurisdictions (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

136

4	Amendment

As of and with effect from the Effective Time, clause 2.14 of the Pre-Completion Guarantee shall be amended to read as follows:

“2.14 Limitation on Liability

The maximum aggregate liability of the Guarantors at any time under clause 2.1 of this Guarantee shall be limited to the amount which is the sum of:

(a)	fifty per cent. (50%) of the amount of the Loan as at the date on which the Loan is accelerated pursuant to clause 11.3 of the Project Loan Agreement and disregarding for this purpose any application made or to be made pursuant to clauses 5, 6, 7, 8 and/or 9 of the Deed of Proceeds and Priorities on or about that acceleration date; plus

(b)	[ ] Dollars ($[ ]).”

[Note: The amount to be included in paragraph (b) above shall be the amount which, when aggregated with eighty per cent. (80%) of the Hull Value, equals the amount of the First Intercompany Hull Advance.]

5	Miscellaneous

The provisions of clauses 5, 6 and 7.3 of the Pre-Completion Guarantee shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Guarantee” were a reference to this Deed.

6	Law and jurisdiction

6.1	Law

This Deed is governed by, and shall be construed in accordance with, the laws of England and Wales.

6.2	Jurisdiction

The provisions of clause 7.2 of the Pre-Completion Guarantee shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Guarantee” were a reference to this Deed.

IN WITNESS WHEREOF the parties hereto have caused this Deed to be duly executed the date and year first above written.

137

Schedule 1

Conditions precedent

1	Constitutive Documents and corporate authorities

In respect of each Guarantor:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents (in the case of the Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil) of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partner) and/or the resolutions of the shareholders, if required of that person (in the case of the Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil):

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under this Deed;

(ii)	authorising the execution by that person of this Deed; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person this Deed;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions;

(d)	a certificate of incumbency; and

(e)	in the case of the Sponsor, a valid certificate issued by the court distributor with jurisdiction over the place of business of the Sponsor attesting the inexistence of bankruptcy and/or judicial recuperation claims filed by or against them.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Facility Agent (in the form of a confirmatory certificate from each Guarantor) that all Authorisations necessary for any matter or thing contemplated by this Deed and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness hereof have been obtained or effected on an unconditional basis and remain in full force and effect (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Facility Agent have been made for the effecting of the same within any applicable time limit);

(b)	Evidence satisfactory to the Facility Agent (in the form of a confirmatory certificate from each Guarantor) that any Authorisations which may be required for the due execution and performance by either Guarantor of this Deed have been obtained and are in full force and effect;

(c)	Evidence satisfactory to the Facility Agent that this Deed has been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents; and

138

(d)	A certified copy of the Register of Charges of Constellation, stamped as filed at the Registry of Corporate Affairs in the British Virgin Islands, containing details of this Deed.

3	This Deed

An original counterpart of this Deed duly executed and delivered by the Guarantors.

4	Legal opinions

Legal opinions in form and content satisfactory to the Lenders from:

(a)	Maples and Calder, British Virgin Island counsel to the Lenders, in relation to, inter alia, Constellation;

(b)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, the Sponsor; and

(c)	Norton Rose, English counsel to the Lenders, in relation to, inter alia, this Deed.

5	Process agents

Evidence that each service of process agent appointed or required to be appointed under this Deed has accepted that appointment.

139

EXECUTION PAGE: PRE-COMPLETION GUARANTEE SUPPLEMENT

The Guarantors

EXECUTED as a DEED	)
by	)
its duly authorised attorney-in-fact	)
for and on behalf of	)
QUEIROZ GALVÃO ÓLEO E GÁS S.A.	)
in the presence of:	)
Attorney-in-Fact

Witness:

Name:

Address:

Occupation:

EXECUTED as a DEED	)
by	)
its duly authorised attorney-in-fact	)
for and on behalf of	)
CONSTELLATION OVERSEAS LTD.	)
in the presence of:	)
Attorney-in-Fact

Witness:

Name:

Address:

Occupation:

The Security Trustee

EXECUTED as a DEED	)
by	)
its duly appointed attorney-in-fact	)
for and on behalf of	)
ING BANK N.V.	)
in the presence of:	)
Attorney-in-Fact

Witness:

Name:

Address:

Occupation:

140

EXECUTION PAGE: PRE-COMPLETION GUARANTEE SUPPLEMENT

The Facility Agent

EXECUTED as a DEED	)
by	)
its duly appointed attorney-in-fact	)
for and on behalf of	)
ING BANK N.V.	)
in the presence of:	)
Attorney-in-Fact
Witness:

Name:

Address:

Occupation:

141

PROJECT LOAN AGREEMENT

Borrower

EXECUTED as a DEED	)
for and on behalf of	)
OLINDA STAR LTD.	)
by	)
its duly authorised attorney-in-fact	)	/s/	Carlos G. E. Rameh
in the presence of:	)		Attorney in Fact/Procurador
/s/ Victor de Oliveira Fernandes

Arranger

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)
its duly authorised attorney-in-fact	)	/s/	Kenneth D. Basch
in the presence of:	)		Attorney in Fact/Procurador
/s/ Fabiana T. C. Diniz

Facility Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)
its duly authorised attorney-in-fact	)	/s/	Kenneth D. Basch
in the presence of:	)		Attorney in Fact/Procurador
/s/ Fabiana T. C. Diniz

Security Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)
its duly authorised attorney-in-fact	)	/s/	Kenneth D. Basch
in the presence of:	)		Attorney in Fact/Procurador
/s/ Fabiana T. C. Diniz

Lenders

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)
its duly authorised attorney-in-fact	)	/s/	Kenneth D. Basch
in the presence of:	)		Attorney in Fact/Procurador
/s/ Fabiana T. C. Diniz

142

EXHIBIT 10.6

Execution Version

Dated 3 April 2008

AMENDMENT DEED NO. 1

in relation to a

PROJECT LOAN AGREEMENT

in respect of a loan facility of up to $310,000,000 relating to one semi-

submersible drilling rig

to

OLINDA STAR LTD.

provided by the banks and financial institutions named herein arranged by

ING BANK N.V.

Contents

Clause		Page

1	Definitions and interpretation	1

2	Facility Agent	1

3	Amendments	1

4	Miscellaneous	2

5	Law and jurisdiction	2

THIS DEED is dated as of 3 April, 2008 and made BETWEEN:

(1)	OLINDA STAR LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1049761 and its registered office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as borrower;

(2)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, as arranger;

(3)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, as facility agent; and

(4)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands, as security trustee.

IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	Words and expressions defined in clause 1.2 to the Project Loan Agreement and not otherwise defined in this Deed shall bear the same respective meanings when used in this Deed, and:

“Project Loan Agreement” means the loan agreement dated 13 February 2008 and made between (i) Olinda Star Ltd. as borrower (ii) the banks and financial institutions named in Schedule 1 thereof, as lenders, (iii) ING Bank N.V., as arranger, (iv) ING Bank N.V., as facility agent, and (v) ING Bank N.V., as security trustee in respect of a loan facility of up to $310,000,000.

1.2	The rules of construction set out in clause 1.4 of the Project Loan Agreement shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Agreement” were a reference to this Deed.

2	Facility Agent

The Facility Agent is a party to, and is entering into, this Deed on behalf of itself and as agent of each of the Lenders pursuant to clause 16.4 of the Project Loan Agreement.

3	Amendment to Project Loan Agreement

3.1	The parties hereto agree that, with effect from the date hereof, the definition of “Margin” in clause 1.2 of the Project Loan Agreement shall be amended by the deleting the current definition in its entirety and replacing the definition with the following:

“Margin” means:

(a) from the date of this Agreement up and until the day before the Effective Date (as that term is defined in the Transfer Certificate hereafter referred to) of the first Transfer Certificate executed pursuant to this Agreement:

(i) one point five five per cent. (1.55%) per annum up to the Margin Reduction Date;

(ii) thereafter zero point nine five per cent. (0.95%) per annum,

(b) from and including the Effective Date (as that term is defined in the Transfer Certificate hereafter referred to) of the first Transfer Certificate duly executed pursuant to this Agreement:

(i) one point seven five per cent. (1.75%) per annum up to the Margin Reduction Date;

1

(ii) thereafter one point four zero per cent. (1.40%) per annum;

3.2	Facility Document

It is acknowledged and agreed by each of the parties to this Deed that this Deed shall constitute a Facility Document.

3.3	No other amendments

Subject to the terms of this Deed, the Project Loan Agreement will remain in full force and effect and, from the date of this Deed, the Project Loan Agreement and this Deed will be read and construed as one document.

4	Miscellaneous

4.1	Counterparts

This Deed may be entered into in the form of two or more counterparts, each executed by one or more of the parties hereto, and, provided all the parties hereto shall so execute this Deed, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, shall constitute one instrument.

4.2	English language

All certificates, instruments and other documents to be delivered under or supplied in connection with this Deed shall be in the English language or shall be accompanied by a certified English translation upon which the recipient shall be entitled to rely.

4.3	Severability of provisions

Each of the provisions of this Deed is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Deed nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

5	Law and jurisdiction

5.1	Law

This Deed is governed by, and shall be construed in accordance with, the laws of England and Wales.

5.2	Submission to jurisdiction

The Borrower agrees for the benefit of the Beneficiaries that:

5.2.1	if the Borrower has any claim against any other party arising out of or in connection with this Deed such claim shall (subject to clause 5.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which the Borrower irrevocably submits;

5.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Beneficiaries or any of them shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

5.2.3	nothing in this clause 5.2 shall limit the right of the Beneficiaries to refer any such claim against the Borrower to any other court of competent jurisdiction outside England, to the jurisdiction of which the Borrower hereby irrevocably agrees to submit, nor shall the taking of proceedings by the Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

2

5.3	Agent for service of process

5.3.1	The Borrower irrevocably designates, appoints and empowers Messrs Berwin Leighton Paisner at its principal place of business in England from time to time (at present Adelaide House, London Bridge, London EC4R 9HA) Attention: N J Davies to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Deed.

5.3.2	The Borrower agrees that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Deed and if, for any reason, such agent named above or its successor shall no longer serve as agent of the Borrower to receive service of process in England, the Borrower shall promptly appoint a successor in England and advise the Facility Agent and the Security Trustee thereof.

IN WITNESS whereof this Deed has been duly executed as a deed and delivered the day and year first above written.

3

EXECUTION PAGE - AMENDEMENT DEED No. 1

Borrower

EXECUTED as a DEED	)
for and on behalf of	)
OLINDA STAR LTD.	)
by	)	/s/	Carols G. E. Rameh
its duly authorised attorney-in-fact	)		OAB/SP 101.939
in the presence of:	)
/s/ Victor de Oliveira Fernandes

Arranger

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/	Priscilla Ferreira Branco
its duly authorised attorney-in-fact	)		Procurador / Attorney in Fact
in the presence of:	)
/s/ Rita de Cássia de O. Gonçalves

Facility Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/	Priscilla Ferreira Branco
its duly authorised attorney-in-fact	)		Procurador / Attorney in Fact
in the presence of:	)
/s/ Rita de Cássia de O. Gonçalves

Security Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/	Priscilla Ferreira Branco
its duly authorised attorney-in-fact	)		Procurador / Attorney in Fact
in the presence of:	)
/s/ Rita de Cássia de O. Gonçalves

4

EXHIBIT 10.7

Execution version

Dated 3 December 2010

AMENDMENT DEED NO. 2

in relation to a

PROJECT LOAN AGREEMENT and FACILITY DOCUMENTS

in respect of a loan facility of up to $310,000,000 relating to one semi-submersible drilling rig to OLINDA STAR LTD

Contents

Clause		Page

1	Definitions and interpretation	4

2	Facility Agent	4

3	Effective Time Notice, Placement, fees and conditions subsequent	4

4	Consents	5

5	Amendments from the date of this Deed	5

6	Amendments from the Effective Time	7

7	Miscellaneous	10

8	Law and jurisdiction	10

Schedule 1 Conditions Precedent		12

Schedule 2 Effective Time Notice		14

Schedule 3 Financial Covenants		15

Schedule 4 Form of Compliance Certificate		21

Schedule 5 Group Structure Chart		24

EXECUTION PAGE - AMENDMENT DEED NO 2		29

THIS DEED is dated 3 December 2010 and made BETWEEN:

(1)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Facility Agent;

(2)	ING BANK N.V. , a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, in its capacity as Security Trustee for and on behalf of itself and the other Beneficiaries, as Security Trustee;

(3)	OLINDA STAR LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1049761 and its principal office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Borrower;

(4)	CONSTELLATION OVERSEAS LTD., a company incorporated under the laws of the British Virgin Islands, with company number 1020641 and its principal office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Constellation;

(5)	LONDON TOWER INTERNATIONAL DRILLING C.V., a limited liability partnership formed under the laws of The Netherlands, with its registered office at WTC Amsterdam, Tower C-11, Strawinskylaan 1148, 1077XX, Amsterdam, The Netherlands and represented by New Canyon City Inc. as managing partner, as Head Charterer;

(6)	QUEIROZ GALVÃO ÓLEO E GÁS S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 30.521.090/0001- 27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ 20030-010, as Sponsor;

(7)	QUEIROZ GALVÃO S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 02.538.798/0001- 55 and its registered office at Av. Rio Branco, 156, room 3001- part, Rio de Janeiro, RJ, as Parent Sponsor;

(8)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Account Bank;

(9)	ING CAPITAL MARKETS LLC, a limited liability company incorporated under the laws of the State of Delaware of 1325 Avenue of the Americas, New York, N.Y. 10019, USA as Hedging Provider.

WHEREAS:

(A)	Pursuant to a project loan agreement dated 13 February 2008 entered into between (i) Olinda Star Ltd as Borrower, (ii) the banks and financial institutions referred to therein as Lenders, (iii) ING Bank N.V. as arranger, (iv) ING Bank N.V. as facility agent, and (v) ING Bank N.V. as Security Trustee (as amended and/or supplemented from time to time, the Project Loan Agreement), the Lenders have agreed to make available to the Borrower a loan facility of up to $310,000,000 for the purpose of financing part of the Total Cost and to meet certain interest and commitment fee expenses, and the Sponsor and Constellation have agreed pursuant to certain of the Security Documents to grant jointly and severally various guarantees and indemnities in favour of the Security Trustee.

(B)	Pursuant to a consent request letter dated 14 April 2010, Constellation and the Borrower have proposed changes in the ownership of Constellation, which will lead to a more general restructuring of the Group (the Restructuring). As part of the Restructuring, (i) the Sponsor has transferred the exploration and production part of its business to a Subsidiary of it, (ii) the Sponsor intends to transfer ownership of that Subsidiary to the Parent Sponsor through a capital decrease, (iii) the Sponsor intends to retain the services element of its business, (iv) the Parent Sponsor intends to transfer its shares in the Sponsor to a Subsidiary of Constellation, and (v) a minority stake in Constellation has been sold to a third party investor.

3

(C)	The parties wish to enter into this Deed to amend the Facility Documents in order to reflect the Restructuring.

IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	Words and expressions defined in clause 1.2 to the Project Loan Agreement and not otherwise defined in this Deed shall bear the same respective meanings when used in this Deed, and:

E&P Subsidiary has the meaning given to it in clause 4.2;

Effective Time means the time at which the Facility Agent issues the Effective Time Notice;

Effective Time Notice means the notice in the form set out in Schedule 2;

Mortgage Amendment No. 2 means the amendment to the Mortgage dated on or about the date hereof between the Borrower and the Security Trustee;

Parties has the meaning given to it in clause 6.8;

Partner has the meaning given to it in the Project Loan Agreement (as amended by this Deed);

Placement has the meaning given to it in clause 3.2;

Placement Price has the meaning given to it in clause 3.2; and

QG Services has the meaning given to it in the Project Loan Agreement (as amended by this Deed).

1.2	The rules of construction set out in clause 1.4 and 1.5 of the Project Loan Agreement shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Agreement” were a reference to this Deed.

2	Facility Agent

The Facility Agent is a party to, and is entering into, this Deed on behalf of itself and as agent of the Lenders pursuant to clause 16.4 of the Project Loan Agreement.

3	Effective Time Notice, Placement, fees and conditions subsequent

3.1	The Facility Agent shall issue the Effective Time Notice promptly after it or its duly authorised representative has received the documents and evidence specified Schedule 1 in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders), unless any Default has occurred and is continuing.

3.2	Constellation hereby confirms that nineteen point five three eight eight per cent (19.5388%) of the issued shares of Constellation have been issued to a group of international investors led and managed by Capital International Private Equity Fund V L.P. for a cash purchase price of not less than four hundred and thirty million Dollars ($430,000,000) (the Placement Price) and that Constellation has received the Placement Price in full (the Placement).

3.3	Constellation shall, prior to and as a condition to the occurrence of the Effective Time, pay to the Facility Agent for the account of each Lender, in Dollars, without any set-off, deduction or withholding whatsoever and to such account as the Facility Agent shall notify Constellation, an amendment fee in the amount of zero point two five per cent. (0.25%) of the Contribution which remains outstanding (as defined in the Project Loan Agreement) of each Lender.

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3.4	The Borrower will provide, within sixty (60) days of the date of this Deed, evidence satisfactory to the Facility Agent that this Deed and the Mortgage Amendment No. 2 have been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents.

3.5	The Borrower will provide, within thirty (30) days of the Effective Time, (i) evidence satisfactory to the Facility Agent that the Mortgage Amendment No. 2 has been registered with the Flag State, (ii) a legal opinion from Seward and Kissel LLP, in form and substance satisfactory to the Lenders, in relation to inter alia, the Mortgage Amendment No. 2, and (iii) a certified copy of the Borrower’s Register of Charges, stamped as filed at the Registry of Corporate Affairs in the British Virgin Islands, containing details of the Mortgage Amendment No. 2.

4	Consents

4.1	For the purposes of clause 14.2.19(c) of the Deed of Proceeds and Priorities and clause 8.2.16(c) of the Deed of Undertaking, the Lenders have consented to the Placement.

4.2	For the purposes of clause 8.3.4 of the Deed of Undertaking, the Lenders have consented to the transfer of the exploration and production assets of the Sponsor to a Subsidiary of the Sponsor (the E&P Subsidiary).

4.3	For the purposes of clause 14.2.19(c) of the Deed of Proceeds and Priorities and clause 8.2.16(c) of the Deed of Undertaking, the Lenders, with effect from the Effective Time, consent to the transfer of one hundred per cent. (100%) of the shares in the Sponsor held by the Parent Sponsor to QG Services.

4.4	For the purposes of clause 8.3.4 of the Deed of Undertaking, the Lenders, with effect from the Effective Time, consent to:

4.4.1	the transfer of the E&P Subsidiary to the Parent Sponsor through a capital decrease in the Sponsor’s share capital; and

4.4.2	the transfer of one hundred per cent. (100%) of the shares in the Sponsor held by the Parent Sponsor to QG Services.

5	Amendments from the date of this Deed

5.1	Project Loan Agreement

The Project Loan Agreement shall be and it is hereby amended and varied as follows:

5.1.1	In clause 1.2, the definition of “Group Structure Chart” is deleted and replaced by:

“Group Structure Chart” means the Parent Sponsor and Group structure chart:

(a)	at any time prior to the Placement Date, as set out in Schedule 9, Part A of this Agreement; or

(b)	at any time after the Placement Date, as set out in Schedule 9, Part B of this Agreement;”

5.1.2	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Partner” means collectively, CIPEF Constellation Coinvestment Fund, L.P., a limited partnership organized under the laws of Delaware, and CIPEF V Constellation Holding, L.P., a limited partnership organized under the laws of Delaware, together with their successors and assigns;”

5.1.3	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Placement Date” means the date upon which the Partner becomes the legal and beneficial owner of nineteen point five three eight eight per cent (19.5388%) of the issued shares of Constellation and the Partner’s name is entered into the register of members of Constellation;”

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5.1.4	Clause 9.20.2 is deleted and replaced by:

“(a) at any time prior to the Placement Date, all the members of the Group are or will on the Closing Date be legally and beneficially owned by the members of the Group or, as the case may be, the Group Owners, in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests; or

(b) at any time on or after the Placement Date, all the members of the Group are legally and beneficially owned by the members of the Group, the Partner or, as the case may be, the Group Owners, in each case in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests.”

5.1.5	In the first paragraph of clause 9.23, the word “applicable” is inserted before “Group Structure Chart”.

5.1.6	The words “, the Partner” are inserted after “Group” in the first paragraph of clause 15.9.1 and the third line of clause 15.9.2.

5.1.7	Schedule 9 is deleted in its entirety and replaced by the contents of Parts A and B of Schedule 5 of this Deed.

5.2	Deed of Proceeds and Priorities

The Deed of Proceeds and Priorities shall be and it is hereby amended and varied as follows:

5.2.1	Clause 13.20.2 is deleted and replaced by:

“(a) at any time prior to the Placement Date, all the members of the Group are or will on the Closing Date be legally and beneficially owned by the members of the Group or, as the case may be, the Group Owners, in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests; or

(b) at any time on or after the Placement Date, all the members of the Group are legally and beneficially owned by the members of the Group, the Partner or, as the case may be, the Group Owners, in each case in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests.”

5.2.2	In the first paragraph of clause 13.23, the word “applicable” is inserted before “Group Structure Chart”.

5.2.3	Clause 13.31.3 is deleted and replaced by:

“(a) at any time prior to the Placement Date, the Group Owners directly or indirectly own one hundred per cent. (100%) of the issued share capital of each of the Parent Sponsor, Sponsor, Constellation and each of the BVI Companies and one hundred per cent. (100%) of the issued shares of the Borrower; or

(b) at any time on or after the Placement Date, the Group Owners directly or indirectly own one hundred per cent. (100%) of the issued share capital of each of the Parent Sponsor, Sponsor and each of the BVI Companies and the BVI Companies and the Partner together directly or indirectly own one hundred per cent. (100%) of the issued shares in Constellation and one hundred per cent. (100%) of the issued shares of the Borrower.”

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6	Amendments from the Effective Time

6.1	Project Loan Agreement

From the Effective Time, the Project Loan Agreement shall be further amended and varied as follows:

6.1.1	In clause 1.2, the definition of “Debt Service Undertaking” shall be amended by deleting “the Sponsor and” and inserting the words “and at time prior to 31 August 2012, the Parent Sponsor”;

6.1.2	In clause 1.2, the definition of “Group Structure Chart” is deleted and replaced by:

“Group Structure Chart” means the Parent Sponsor and Group structure chart:

(a)	at any time prior to the Placement Date and the Sponsor Transfer Date, as set out in Schedule 9, Part A of this Agreement;

(b)	at any time after the Placement Date but prior to the Sponsor Transfer Date, as set out in Schedule 9, Part B of this Agreement; or

(c)	at any time after the Placement Date and after the Sponsor Transfer Date, as set out in Schedule 9, Part C of this Agreement;”

6.1.3	In clause 1.2, the following definition shall be inserted in alphabetical order:

“QG Services” means Queiroz Galvão Serviços de Petróleo S.A., a company organized under the laws of Brazil with company number 33.3.0029353-1, being a wholly-owned subsidiary of Constellation”;

6.1.4	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Sponsor Transfer Date” means the date upon which QG Services becomes the legal and beneficial owner of ninety nine point nine nine per cent. (99.99%) of the issued share capital of the Sponsor, as confirmed by a legal opinion in a form and substance satisfactory to the Facility Agent (acting on the instructions of all the Lenders);”

6.1.5	Clause 16.13.2(n) is deleted and replaced by:

“(n) release any Security Party from any of its obligations under the Deed of Undertaking or amend clause 10 of the Deed of Undertaking unless such release or amendment is specifically provided for therein or all of the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release or amendment is required in accordance with clause 16.22 of this Agreement.”

6.1.6	Schedule 9 is deleted in its entirety and replaced by the contents of Parts A, B and C of Schedule 5 of this Deed.

6.2	Deed of Proceeds and Priorities

From the Effective Time, clause 13.31.3 of the Deed of Proceeds and Priorities shall be deleted and replaced by:

“the Group Owners directly or indirectly own one hundred per cent. (100%) of the issued share capital of each of the Parent Sponsor, each of the BVI Companies and at any time prior to the Sponsor Transfer Date, the Sponsor, Constellation owns one hundred per cent. (100%) of the partnership interest in the Head Charterer, at any time on or after the Sponsor Transfer Date, Constellation and the Group Owners own one hundred per cent. (100%) of issued share capital of the Sponsor and the BVI Companies and the Partner together directly own one hundred per cent. (100%) of the issued shares in Constellation.”

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6.3	Deed of Undertaking

From the Effective Time, the Deed of Undertaking shall be amended and varied as follows:

6.3.1	Clause 8.2.5 is deleted and replaced by:

“(a)	provide the Facility Agent with such financial and other information concerning that Undertaking Party and its affairs and the Charterer as the Facility Agent or any Lender (acting through the Facility Agent) may from time to time reasonably request in the context of the transactions contemplated by this Deed and the Transaction Documents to the extent that (i) the same is available to that Undertaking Party using all reasonable efforts to obtain such information and (ii) the provision of such information will not breach any applicable law, stock exchange rules or obligations of confidentiality binding on any of such parties under the terms of the Project Documents to which they are respectively a party; and

(b)	within fifteen (15) Banking Days thereof, inform the Facility Agent upon the occurrence of the Sponsor Transfer Date;”

6.3.2	A new clause 8.5 is inserted as follows:

“8.5 Constellation shall procure that QG Services will remain a holding company only and the entire issued share capital of QG Services will remain one Hundred per cent. (100%) owned by Constellation.”

6.3.3	In clause 9.3.4, the words “the Sponsor (but not, for the avoidance of doubt, Constellation)” are deleted and replaced by “each of Constellation and, in respect of any Application Date falling prior to 31 August 2012, the Parent Sponsor (on a joint and several basis)” and the words “the Sponsor” in the final line are deleted and replaced by “Constellation” and the words “The maximum liability of the Parent Sponsor under clause 9.3.4 shall be limited to twenty million Dollars ($20,000,000).” shall be added to the end of the final paragraph of clause 9.3.4.

6.3.4	In clause 9.4.1, the words “the Sponsor” in the first line are deleted and replaced by “each of Constellation and/or, as the case may be, the Parent Sponsor”.

6.3.5	In clause 9.5, the words “the Sponsor” are deleted wherever they appear and replaced by “Constellation”.

6.3.6	Clause 10 is deleted in its entirety and replaced by the contents of Schedule 3 of this Deed, provided that for the purpose of testing compliance with the financial covenants as at 31 December 2009, clause 10 of the Deed of Undertaking shall be read and construed as if the Effective Time had not occurred.

6.3.7	Schedule 1 shall be deleted in its entirety and replaced by the contents of Schedule 4 of this Deed, provided that for the purpose of evidencing compliance with the financial covenants as at 31 December 2009, Schedule 1 of the Deed of Undertaking shall be read and construed as if the Effective Time had not occurred.

6.4	Accession by Parent Sponsor to Deed of Undertaking

6.4.1	From the Effective Time, the Parent Sponsor undertakes to perform, observe and agrees to be bound by the terms of clauses 4, 6, 9.3, 9.4, 9.5, 12, 14 and 17 of the Deed of Undertaking and assumes all rights, interests and obligations (present and future, actual and contingent) which an Undertaking Party and/or the Parent Sponsor has under or by virtue of clauses 4, 6, 9.3, 9.4, 9.5, 12, 14 and 17 of the Deed of Undertaking.

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6.4.2	Each of the parties hereto agrees that on 31 August 2012, the obligations and liabilities of the Parent Sponsor under the Deed of Undertaking shall terminate, and the Security Trustee shall, if so requested and at the cost of the Parent Sponsor, execute a release and discharge of such obligations and liabilities of the Parent Sponsor with effect from 31 August 2012, in form and content acceptable to the Parent Sponsor and the Security Trustee, provided that (a) nothing in this clause 6.4.2 shall operate to release or discharge the Parent Sponsor in respect of any obligations, undertakings, duties or liabilities to the Security Trustee and the Beneficiaries under the Deed of Undertaking which became due prior to, and which remain outstanding on, 31 August 2012, and (b) the release of the Parent Sponsor from its obligations under the Deed of Undertaking shall be without prejudice to the obligations of the Undertaking Parties (other than the Parent Sponsor), the Borrower or the Head Charterer under any of the other Security Documents which remain unsatisfied at that time.

6.5	Pre-Completion Guarantee

From the Effective Time:

6.5.1	Each of the Security Trustee and the Facility Agent release the Sponsor from its obligations and liabilities under and pursuant to the Pre- Completion Guarantee.

6.5.2	Constellation consents to the release of the Sponsor from its obligations and liabilities under and pursuant to the Pre- Completion Guarantee and agrees to remain fully bound by the terms of the Pre- Completion Guarantee.

6.6	Facility Document

It is acknowledged and agreed by each of the parties to this Deed that from the date of this Deed, this Deed shall constitute a Facility Document as defined in the Project Loan Agreement.

6.7	No other amendments

Subject to the terms of this Deed, the Facility Documents will remain in full force and effect and, from the date of this Deed, each of the Facility Documents and this Deed will be read and construed as one document.

6.8	Further Assurance

Each of the Borrower, the Head Charterer, the Sponsor, the Parent Sponsor and Constellation (the Parties) undertake:

6.8.1	that this Deed and each of the Facility Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any Facility Document be valid and binding obligations of the respective Parties who are parties thereto and the rights of the Beneficiaries shall be enforceable in accordance with their respective terms; and

6.8.2	that it will, at Constellation’s expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Parties of any and every such further assurance, document, act or thing as in the reasonable opinion of the Security Trustee acting on the instructions of the Majority Lenders, may be necessary or desirable for perfecting the security or implementing the amendments each as contemplated by, or constituted by, this Deed and/or the Facility Documents.

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7	Miscellaneous

7.1	Counterparts

This Deed may be entered into in the form of two or more counterparts, each executed by one or more of the parties hereto, and, provided all the parties hereto shall so execute this Deed, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, shall constitute one instrument.

7.2	English language

All certificates, instruments and other documents to be delivered under or supplied in connection with this Deed shall be in the English language or shall be accompanied by a certified English translation upon which the recipient shall be entitled to rely.

7.3	Severability of provisions

Each of the provisions of this Deed is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Deed nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

8	Law and jurisdiction

8.1	Law

This Deed and all non- contractual obligations in connection with it are governed by, and shall be construed in accordance with, the laws of England and Wales.

8.2	Submission to jurisdiction

Each of the Parties agree for the benefit of the Beneficiaries that:

8.2.1	if it has any claim against any other party arising out of or in connection with this Deed such claim shall (subject to clause 8.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which it irrevocably submits;

8.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Beneficiaries or any of them shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

8.2.3	nothing in this clause 8.2 shall limit the right of the Beneficiaries to refer any such claim against the Parties to any other court of competent jurisdiction outside England, to the jurisdiction of which the Parties hereby irrevocably agree to submit, nor shall the taking of proceedings by the Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

8.3	Agent for service of process

8.3.1	Each of the Parties irrevocably designates, appoints and empowers Messrs Berwin Leighton Paisner at its principal place of business in England from time to time (at present Adelaide House, London Bridge, London EC4R 9HA), Attention: N J Davies to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Deed.

8.3.2	Each of the Parties agree that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Deed and if, for any reason, such agent named above or its successor shall no longer serve as agent of it to receive service of process in England, it shall promptly appoint a successor in England and advise the Facility Agent and Security Trustee thereof.

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IN WITNESS whereof this Deed has been duly executed as a deed and delivered the day and year first above written.

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Schedule 1

Conditions Precedent

1	Constitutive Documents and corporate authorities

In respect of each of the Borrower, the Head Charterer, the Sponsor, the Parent Sponsor and Constellation:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up- to-date copy, of the Constitutive Documents (in the case of the Sponsor and the Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil) of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partner) and/or the resolutions of the shareholders, if required of that person (in the case of the Sponsor and the Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil):

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under this Deed;

(ii)	authorising the execution by that person of such of this Deed; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Deed;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions;

(d)	a certificate of incumbency; and

(e)	in the case of the Sponsor and the Parent Sponsor, a valid certificate issued by the court distributor with jurisdiction over the place of business of the Sponsor and the Parent Sponsor attesting the inexistence of bankruptcy and/or judicial recuperation claims filed by or against them.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Facility Agent (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by this Deed and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Facility Agent have been made for the effecting of the same within any applicable time limit);

(b)	Evidence satisfactory to the Facility Agent (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that any Authorisations which may be required for the due execution and performance of any Party of this Deed at the time the same are required have been obtained and are in full force and effect.

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3	Transaction Documents

(a)	An original counterpart of this Deed duly executed and delivered by each Party as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

(b)	A certificate from each Party confirming that each of the Project Documents and the other Transaction Documents (other than this Deed and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect (save for Permitted Amendments previously disclosed in writing to the Facility Agent).

(c)	Evidence satisfactory to the Facility Agent that the Sponsor has given a notice to the Charterer pursuant to clause 11.1.5 of the Services Agreement.

4	Legal opinions

Legal opinions in form and content satisfactory to the Lenders from:

(a)	Norton Rose LLP, Netherlands counsel to the Lenders in relation to, inter alia, the Head Charterer;

(b)	Maples and Calder, British Virgin Islands counsel to the Lenders, in relation to, inter alia, Constellation and the Placement;

(c)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, the Sponsor; and

(d)	Norton Rose LLP, English counsel to the Lenders, in relation to, inter alia, this Deed.

5	Accounts and financial information

Evidence acceptable to the Agents that the full amount of the fee referred to in clause 3.3 has been received by the Facility Agent and that all other fees then due to the Arranger, the Facility Agent and/or the Security Trustee and any applicable commitment commission then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Due diligence

All such documentation and information that is required by any of the Lenders in order to satisfy any “know your customer” requirements in relation to the Partner and QG Services (as each such term is defined in the Project Loan Agreement as amended by this Deed).

7	Process agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under this Deed.

8	Placement

(a)	Evidence satisfactory to the Facility Agent (acting on the instructions of the Lenders) that the Placement has occurred and that Constellation has received the Placement Price.

(b)	A certified copy of the register of members of Constellation showing that the Partner’s name has been entered into the register of members.

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Schedule 2

Effective Time Notice

From:	ING BANK N.V. (as Facility Agent)

To:	LONDON TOWER INTERNATIONAL DRILLING C.V.
OLINDA STAR LTD.
CONSTELLATION OVERSEAS LTD.
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
QUEIROZ GALVÃO S.A.

2010

Dear Sirs

Deed of Amendment No 2 dated 3 December 2010 in respect of a project loan agreement of up to US$310,000,000 (the Deed)

The Facility Agent hereby gives notice that the Effective Time, for the purposes of the Deed, occurred at                      a.m./p.m. on                      2010.

Capitalised terms used in this notice shall have the same meanings as are ascribed to them in the Deed (including terms defined or incorporated therein by reference to another document or agreement).

Yours faithfully

for and on behalf of ING Bank N.V. (as Facility Agent)

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Schedule 3

Financial Covenants

10	Financial Covenants

10.1	Definitions

In this clause 10:

“Consolidated Cash and Cash Equivalents and Marketable Securities” means, at any time (subject always to the proviso to this definition):

(a)	cash in hand or on deposit with any acceptable bank;

(b)	certificates of deposit, maturing within one year after the relevant date of calculation or payable on demand, issued by an acceptable bank;

(c)	any investment in marketable obligations issued or guaranteed by (i) the government of the United States of America or the U.K. or Brazil, (ii) an instrumentality or agency of the government of the United States of America or the U.K. or Brazil having an equivalent credit rating, (iii) the government of any other country having a credit rating equivalent to the government of the United States of America or the UK or Brazil, or (iv) an instrumentality of that government or agency of that government having an equivalent credit rating;

(d)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, the U.K., Switzerland, Brazil or any country which has adopted the euro as its currency; and

(iii)	which (A) has a credit rating of either A-1 by Standard & Poor’s or Fitch IBCA or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating, or (B) is issued in the international capital markets by any corporation organised under the laws of Brazil and rated, by reputable international rating agencies, equal to or higher than the foreign currency rating given to the Republic of Brazil, or (C) is issued by any Brazilian bank rated, by reputable international rating agencies, equal to or higher than the local currency rating given to the Republic of Brazil;

(e)	overnight investments in any investment portfolio rated, by reputable international rating agencies, equal to or higher than investment grade;

(f)	any other items listed as short term marketable securities in the balance sheet of Constellation; and

(g)	any other instruments, securities or investment approved by the Majority Lenders,

in each case, to which Constellation or any of its Subsidiaries is beneficially entitled at that time.

Provided however that:

(i)	an acceptable bank for this purpose is:

(A)	a non-Brazilian commercial bank or trust company which has a rating of A or higher by Standard & Poor’s or Fitch IBCA or A2 or higher by Moody’s or

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a comparable rating from a nationally recognised credit rating agency for its long-term debt obligations or has been approved by the Majority Lenders; or

(B)	a Brazilian commercial bank or trust company which for foreign currency is rated, by reputable international rating agencies, equal to or higher than BB or which for domestic currency is rated, by reputable international rating agencies, equal to or higher than BBB; and

(ii)	if any of the items referred to in the foregoing provisions of this definition is not at any relevant time treated as cash or cash equivalents or short term marketable securities by Brazilian accounting principles then in force, that item shall for all purposes be excluded from the ambit of this definition;

“Consolidated EBITDA” means the consolidated net pre-taxation profits of Constellation for a Financial Covenant Measurement Period in accordance with the applicable Accounting Principles, adjusted by:

(a)	adding back Consolidated Net Interest Payable and interest and financing charges in respect of Project Finance;

(b)	excluding any exceptional or extraordinary item;

(c)	excluding any amount attributable to minority interests;

(d)	adding back depreciation and amortisation;

(e)	excluding any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset by Constellation or any of its Subsidiaries during that Financial Covenant Measurement Period; and

(f)	excluding any amounts applied in payment of principal or interest attributable to any Project Finance during that Financial Covenant Measurement Period;

“Consolidated Interest Payable” means the aggregate amount (calculated on a consolidated basis) of all interest and other financing charges (whether, in each case, paid, payable or (other than interest on a facility which is capitalised during the applicable construction or conversion or development period of an asset being financed by that facility) capitalised) incurred by Constellation and any of its Subsidiaries during a Financial Covenant Measurement Period (a) including (without limitation) any net amounts payable (after giving effect to all netting-off provisions) under interest hedging contracts, and (b) excluding all interest and other financing charges in respect of Project Finance;

“Consolidated Interest Receivable” means the aggregate amount (calculated on a consolidated basis) of all interest and other financing charges received or receivable by Constellation and any of its Subsidiaries during a Financial Covenant Measurement Period but excluding any amounts receivable under interest hedging contracts;

“Consolidated Net Interest Payable” means Consolidated Interest Payable less Consolidated Interest Receivable during the relevant Financial Covenant Measurement Period;

“Consolidated Net Total Borrowings” means, at any time, Consolidated Total Borrowings minus Consolidated Cash and Cash Equivalents and Marketable Securities, in each case at that time;

“Consolidated Tangible Net Worth” means at any time the aggregate of:

(a)	the amounts paid up or credited as paid up on the issued share capital of Constellation and any of its Subsidiaries; and

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(b)	the amount standing to the credit of the consolidated capital and revenue reserves of Constellation and any of its Subsidiaries,

based on the latest annual audited or interim half-year unaudited consolidated balance sheet of Constellation dated as at the applicable Financial Covenant Measurement Date (the “latest balance sheet”) but adjusted by, without double-counting:

(i)	adding any amount standing to the credit of the profit and loss account of Constellation for the period ending on the date of the latest balance sheet to the extent not included in sub-paragraph (b) above;

(ii)	deducting any dividend or other distribution declared, recommended or made by Constellation;

(iii)	to the extent not already deducted, deducting any amount standing to the debit of the profit and loss account of Constellation for the period ending on the date of the latest balance sheet;

(iv)	deducting any amount attributable to goodwill or any other intangible asset;

(v)	deducting any amount attributable to an upward revaluation of assets after 31st December 2006 or, in the case of assets of a company which became a Subsidiary of Constellation after that date, the date on which that company became a Subsidiary of Constellation;

(vi)	reflecting any variation in the amount of the issued share capital of Constellation and the consolidated capital and revenue reserves of Constellation after the date of the latest balance sheet;

(vii)	reflecting any variation in the interest of Constellation in any of its Subsidiaries since the date of the latest balance sheet;

(viii)	excluding any amount attributable to deferred taxation; and

(ix)	excluding any amount attributable to minority interests;

“Consolidated Total Borrowings” means, in respect of Constellation, at any time, without double counting and determined on a consolidated basis with respect to Constellation and all of its Subsidiaries, the aggregate of the following:

(a)	borrowed money;

(b)	the outstanding principal amount of any bonds, notes, debentures, loan stock, commercial paper, acceptance credits, bills or promissory notes or other similar instruments drawn, accepted, issued or endorsed by Constellation or any of its Subsidiaries;

(c)	any credit provided to Constellation or any of its Subsidiaries by a supplier of goods and/or services under any instalment purchase or other similar arrangement with respect to goods and/or services but excluding trade accounts that are payable in the ordinary course of business in accordance with agreed deferred payment terms;

(d)	non-contingent obligations of Constellation or any of its Subsidiaries to reimburse any other person with respect to amounts paid under a letter of credit or other similar instrument but excluding any letter of credit issued with respect to trade accounts that are payable in the ordinary course of business in accordance with agreed deferred payment terms;

(e)	obligations (calculated, as of any time, on a mark to market basis at that time) of Constellation or any of its Subsidiaries pursuant to Derivative Contracts;

17

(f)	any premium payable on a redemption or replacement of any Derivative Contract by Constellation or any of its Subsidiaries;

(g)	amounts raised under any other transaction of Constellation or any of its Subsidiaries having the financial effect of a borrowing and which would be classified as a borrowing (and not as an off-balance sheet financing) under applicable Accounting Principles including (without limitation) under leases or similar arrangements entered into primarily as a means of financing the acquisition of the asset leased; and

(h)	the outstanding principal amount of any indebtedness of any person of a type referred to in paragraphs (a) - (g) above which is the subject of a guarantee, indemnity or similar assurance of financial obligations given by the Constellation or any of its Subsidiaries;

“Construction” means, the construction, supply, design, conversion, upgrade or installation of any Offshore Equipment owned by any Subsidiary of Constellation as at the date of this Deed or acquired thereafter;

“Exchange Rate” means, as the context requires:

(a)	in relation to any amount which is to be converted into, or out of, Dollars on any date, the transaction rate for Dollars offered in the commercial rate exchange market (mercado de cambio de taxas livres) on such date, as such rates are published by SISBACEN; or

(b)	in relation to any amount which is to be converted into, or out of, Brazilian Real on any date, the transaction rate for Brazilian Real offered in the commercial rate exchange market (mercado de cambio de taxas livres) on such date, as such rates are published by SISBACEN;

“Financial Covenant Measurement Date” means 30 June and 31 December in each year until this Deed is released in accordance with clause 16.22 of the Project Loan Agreement;

“Financial Covenant Measurement Period” in relation to any Financial Covenant Measurement Date falling on 30 June, means the twelve month period commencing on 1 July in the preceding year up to and including that Financial Covenant Measurement Date and, in relation to any Financial Covenant Measurement Date falling on 31 December, means the twelve month period commencing on 1 January in that year up to and including that Financial Covenant Measurement Date;

“Interest Cover Ratio” means the ratio of Consolidated EBITDA to Consolidated Net Interest Payable;

“Leverage Ratio” means the ratio of (a) Consolidated Net Total Borrowings minus Project Finance to (b) Consolidated EBITDA;

“Offshore Equipment” means any FPSO, FSO, tension leg platform (TLP), drilling unit or any other item of offshore equipment;

“Original Financial Statements” means the annual published audited financial statements (including balance sheet and profit and loss accounts) of the Sponsor and Constellation for the year ending on 31 December 2006, and the audited consolidated financial statements of Constellation and its Subsidiaries based thereon provided to the Agents pursuant to part 1 of schedule 3 to the Project Loan Agreement and for the purposes only of testing the covenants in clauses 10.3 to 10.6 shall include the unaudited financial statements (including balance sheet and profit and loss accounts) of the Sponsor and Constellation for the half year ended on 31 December 2006 and the unaudited consolidated financial statements of Constellation and its Subsidiaries based thereon;

“Project Finance” means, at any time, any Borrowed Money for which any Subsidiary of Constellation is liable which has been applied in or towards the cost of acquisition and/or Construction of any Offshore Equipment or the refinancing of any Borrowed Money in respect

18

thereof, provided that at that time there is no guarantee given by Constellation for such Borrowed Money in relation thereto (whether given on a pre-completion or post-completion basis).

10.2	Interpretation

10.2.1	Except as provided to the contrary in this Deed, an accounting term used in this clause 10 is to be construed in accordance with the Accounting Principles applied in connection with the Original Financial Statements.

10.2.2	Any amount in a currency other than Dollars, is to be taken into account at its Dollar equivalent calculated on the basis of the Exchange Rate.

10.2.3	No item must be credited or deducted more than once in any calculation under this clause 10.

10.3	Consolidated Tangible Net Worth

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that the Consolidated Tangible Net Worth is not at any time less than two hundred and fifty million Dollars (US$250,000,000).

10.4	Leverage Ratio

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that, subject to the proviso to this clause 10.4, the Leverage Ratio does not exceed:

10.4.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, 3.5:1; and

10.4.2	at the end of each Financial Covenant Measurement Period ending between 1 January, 2009, and 31 December, 2009, inclusive, 10.6:1; and

10.4.3	at the end of each Financial Covenant Measurement Period ending between 1 January 2010 and 30 June 2010, inclusive, 7.75:1; and

10.4.4	at the end of each Financial Covenant Measurement Period ending between 1 July 2010 and 31 December 2010, inclusive, 6.75:1; and

10.4.5	at the end of each Financial Covenant Measurement Period ending between 1 January 2011 and 30 June 2011, inclusive, 10.00:1; and

10.4.6	at the end of each Financial Covenant Measurement Period ending after 1 July 2011, 4.00:1.

10.5	Interest Cover Ratio

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and for so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that, subject to the proviso to this clause 10.5, the Interest Cover Ratio is greater than:

10.5.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, 3.00:1;

10.5.2	at the end of each Financial Covenant Measurement Period ending between 1 January, 2009 and 31 December, 2009, inclusive, 2.75:1; and

19

10.5.3	at the end of each Financial Covenant Measurement Period ending after 1 January, 2010, 3.00:1.

10.6	Consolidated Cash and Cash Equivalents and Marketable Securities

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and for so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that the Consolidated Cash and Cash Equivalents and Marketable Securities is equal to or greater than:

10.6.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, fifty million Brazilian Real (R$50,000,000);

10.6.2	at the end of each Financial Covenant Measurement Period ending between 17 January, 2009, and 31 December, 2009, inclusive, seventy million Brazilian Real (R$70,000,000);

10.6.3	at the end of each Financial Covenant Measurement Period ending between 1 January, 2010 and 30 June, 2011, inclusive, fifty million Dollars (US$50,000,000); and

10.6.4	at the end of each Financial Covenant Measurement Period ending after 30 June 2011, eighty million Brazilian Real (R$80,000,000).

10.7	Compliance Certificates

For the purposes of ascertaining compliance with the provisions of clauses 10.3 to 10.6 (inclusive) above during the period of this Deed, each of the Sponsor and Constellation further undertakes to issue and deliver to the Security Trustee a Compliance Certificate in the form or substantially in the form of schedule 1 to this Deed stating (inter alia) that, as at the date of its latest consolidated financial statements (including balance sheet and profit and loss accounts) (and audited in the case of the annual consolidated financial statements and unaudited in the case of the consolidated financial statements in respect of each half year ending on 30 June) prepared and delivered in accordance with clause 14.1 of the Deed of Proceeds and Priorities (or, as the case may be, the period ended on that date) the Sponsor and Constellation were in compliance with the Consolidated Tangible Net Worth covenant, the Leverage Ratio covenant, the Interest Cover Ratio covenant and the Consolidated Cash and Cash Equivalent covenant each set out in clauses 10.3, 10.4, 10.5 and 10.6 above (or if it was not in compliance indicating the extent of the breach and the steps intended to be taken to remedy the same) which Compliance Certificate shall be attached to such latest consolidated financial statements (including balance sheet and profit and loss accounts) (and audited in the case of the annual consolidated financial statements and unaudited in the case of the consolidated financial statements in respect of each half year ending on 30 June) prepared and delivered pursuant to clause 14.1 of the Deed of Proceeds and Priorities in respect of the financial period to which such certificate relates and shall annex all other information and data used by the Sponsor and Constellation in ascertaining compliance, or otherwise, with such Consolidated Tangible Net Worth covenant, Leverage Ratio covenant, Interest Cover Ratio covenant and Consolidated Cash and Cash Equivalent covenant set out in clauses 10.3, 10.4, 10.5 and 10.6 above in sufficient detail to enable the Security Trustee to verify the relevant calculations.

20

Schedule 4

Form of Compliance Certificate

To:	ING Bank N.V.
c/o Location Code AMP D.05.037
Bijlmerplein 888
P.O. Box 1800
1000 BV Amsterdam
The Netherlands
(as security trustee for and on behalf of itself and the Beneficiaries)

Attention:	[—]

Dear Sirs

Project Loan Agreement relating to one semi-submersible drilling rig in an amount of up to $310,000,000

We refer to a loan agreement dated 13 February 2008 as amended and supplemented from time to time (the “Project Loan Agreement”) made between Olinda Star Ltd. as borrower (the “Borrower”), ING Bank N.V. as arranger, ING Bank N.V. as facility agent (the “Facility Agent”), ING Bank N.V. as security trustee (the “Security Trustee”) and the banks and financial institutions listed in Schedule 1 thereto and any transferee of any such bank and financial institutions and any transferee of any such transferee (the “Lenders”) whereby the Lenders have agreed to make available to the Borrower a loan facility of up to three hundred and ten million Dollars ($310,000,000), for the purpose of financing part of the Total Cost and to meet certain interest and commitment fee expenses.

We refer also to a deed of undertaking dated 13 February 2008 as amended and supplemented from time to time (the “Deed of Undertaking”) made between (among others) Queiroz Galvão Óleo e Gás S.A. and Constellation Overseas Ltd. jointly and severally as undertaking parties, the Facility Agent and the Security Trustee, pursuant to which the Sponsor and Constellation (amongst other things) give certain covenants and undertakings to the Beneficiaries or any of them.

1	Words and expressions defined in the Deed of Undertaking (including words defined by reference to the Project Loan Agreement) have, unless otherwise defined in this Compliance Certificate, the same meanings when used in this Compliance Certificate as they do in the Deed of Undertaking (or, as the case may be, the Project Loan Agreement).

2	We hereby attach [half yearly unaudited consolidated financial statements (including balance sheet and profit and loss accounts) for the period ending on 30 June [—] [specify date]] [and annual audited consolidated financial statements (including balance sheet and profit and loss accounts) for the period ending on 31 December [specify date]] together with such information and data as we have used in calculating whether we are in compliance with the financial covenants and ratios set out in clause 10 of the Deed of Undertaking. We further certify that (a) such financial statements give a true and fair view of the consolidated financial condition of the Sponsor and Constellation as at the end of the period to which those financial statements relate and of the consolidated results of the operations of the Sponsor and Constellation during that period and (b) such information and data is accurate and complete.

3	We hereby further certify that, as at [specify date] or, as the case may be, for the year ended on that date:

(a)	the required minimum Consolidated Tangible Net Worth under clause 10.3 of the Deed of Undertaking is US$250,000,000,

(i)	issued share capital of Constellation was [—];

(ii)	Constellation’s consolidated capital and revenue reserves were [—];

21

(iii)	amounts standing to the credit of the profit and loss account and any amounts standing to the debit of the profit and loss account (both of which to the extent not already accounted for in (ii) above) were [—];

(iv)	dividends or distributions declared or recommended (to the extent not already deducted in (ii) above) were [—];

(v)	intangible assets of Constellation were [—];

(vi)	amounts attributable to upward revaluations of assets after 31 December 200[6] or subsequent to the acquisition of any subsidiaries were [—];

(vii)	variations in the issued share capital and consolidated capital and revenue reserves after the date of the latest balance sheet were [—], and

(viii)	variations in the interest of Constellation in its Subsidiaries after the date of the latest balance sheet were [—],

and therefore the actual Consolidated Tangible Net Worth was [—];

(b)	the required minimum Interest Cover Ratio under clause 10.5 of the Deed of Undertaking is [—:1],

(i)	consolidated net pre-taxation profits were [—];

(ii)	Consolidated Interest Payable was [—];

(iii)	Consolidated Interest Receivable was [—];

(iv)	Consolidated Net Interest Payable was [—];

(v)	Interest and financing charges in respect of Project Finance were [—];

(vi)	exceptional or extraordinary items were [—];

(vii)	the amount attributable to minority interests was [—];

(viii)	depreciation and amortisation was [—];

(ix)	revaluations of assets and/or losses or gains over book value arising on disposals of assets by Constellation and/or its Subsidiaries during the Financial Covenant Measurement Period was [—];

(x)	amounts applied in payment of principal or interest attributable to any Project Finance were [—];

(xi)	Consolidated EBITDA was [—],

and therefore the actual Interest Cover Ratio was [—:1];

(c)	the required maximum Leverage Ratio under clause 10.4 of the Deed of Undertaking is [—: 1],

Consolidated Total Borrowings were [—],

Consolidated Cash and Equivalent and Marketable Securities were [—];

Project Finance was [—];

22

Consolidated EBITDA was [—],

and therefore the actual Leverage Ratio was [—:1]; and

(d)	the required minimum Consolidated Cash and Cash Equivalents and Marketable Securities under clause 10.6 of the Deed of Undertaking is [R$/US$][—], and actual Consolidated Cash and Cash Equivalents and Marketable Securities was [—],

in each case calculated in accordance with the terms of clause 10.2 of the Deed of Undertaking.

Yours faithfully

(Director) for and on behalf of
CONSTELLATION OVERSEAS LTD.
Date:

(Director) for and on behalf of
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
Date:

23

Schedule 5

Group Structure Chart

Part A - original

Antônio de Queiroz Galvão
João Antônio de Queiroz Galvão
Paulo César Viana Galvão
100%
100%
100%
Timbaúba N. 491980 (BVI) 62,22%
Guararapes N. 491849 (BVI) 36,35%
Skycrest N. 493925 (BVI) 1,43%
Constellation Overseas (BVI) N. 1020641
100%
Olinda Star Ltd. (BVI) N. 1049761
OLINDA STAR RIG

24

Part A - original

25

Part B - from the Placement Date

26

Part C - from the Sponsor Transfer Date

António de Queiroz Galvão
João Antônio de Queiroz Galvão
Paulo César Viana Galvão
100%
100%
100%
Timbaúba N. 491980 (BVI) 50,063%
Guararapes N. 491849 (BVI) 29,249%
Skycrest N. 493925 (BVI) 1,148%
CIPEF Constellation Coinvestment Fund (DEL) 9,133%
CIPEF V Constellation Holding (DEL) 10,405%
Constellation Overseas (BVI) N. 1020641
100%
100%
Queiroz Galvão Serviços de Petróleo S.A. (Brazil) N. 33.3.0029353-1
Olinda Star Ltd. (BVI) N. 1049761
OLINDA STAR RIG
99,99999936%
Roberto de Queiroz Galvão 0,00000003%
Mauricio José de Queiroz Galvão 0,00000003%
Antônio Augusto de Queiroz Galvão 0,00000003%
Ricardo de Queiroz Galvão 0,00000003%
João Antônio de Queiroz Galvão 0,0000003%
Antônio de Queiroz Galvão 0,0000003%
Queiroz Galvão Óleo e Gás S.A. (Brazil) N. 33.3.0000697-4

27

Part C - from the Sponsor Transfer Date

28

EXECUTION PAGE - AMENDMENT DEED NO 2

Parties

EXECUTED as a DEED	)
for and on behalf of	)	/s/ Leduvy de Pina Gouvea Filho
OLINDA STAR LTD	)	Chief Executive Officer
by	)
its duly authorised attorney-in-fact	)	/s/ Guilherme R. V. Lima
in the presence of:	)	Diretor Financeiro / Chief Financial Officer

/s/ Viviane Saraiva Whehaibe
Financial Manager

EXECUTED as a DEED	)
for and on behalf of	)
LONDON TOWER INTERNATIONAL	)
DRILLING C.V.	)	/s/ Victor Fernandes
by	)
its duly authorised attorney-in-fact	)	/s/ Guilherme R. V. Lima
in the presence of:	)	Diretor Financeiro / Chief Financial Officer

/s/ Viviane Saraiva Whehaibe
Financial Manager

EXECUTED as a DEED	)
for and on behalf of	)	/s/ Leduvy de Pina Gouvea Filho
CONSTELLATION OVERSEAS LTD	)	Chief Executive Officer
by	)
its duly authorised attorney-in-fact	)	/s/ Guilherme R. V. Lima
in the presence of:	)	Diretor Financeiro / Chief Financial Officer

/s/ Viviane Saraiva Whehaibe
Financial Manager

EXECUTED as a DEED	)
for and on behalf of	)	/s/ Leduvy de Pina Gouvea Filho
QUEIROZ GALVÃO ÓLEO E GÁS S.A.	)	Chief Executive Officer
by	)
its duly authorised attorney-in-fact	)	/s/ Guilherme R. V. Lima
in the presence of:	)	Diretor Financeiro / Chief Financial Officer

/s/ Viviane Saraiva Whehaibe
Financial Manager

EXECUTED as a DEED	)
for and on behalf of	)
QUEIROZ GALVÃO S.A.	)
by	)	/s/ Antônio Augusto de Quieroz Galvão
its duly authorised attorney-in-fact	)
in the presence of:	)

/s/ Viviane Saraiva Whehaibe
Financial Manager

29

Facility Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth D. Basch
its duly authorised attorney-in-fact	)	/s/ Nicole Rene G. E. Cunha
in the presence of: Alan B. Chammas S. da	)
Silva

Security Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth D. Basch
its duly authorised attorney-in-fact	)	/s/ Nicole Rene G. E. Cunha
in the presence of: Alan B. Chammas S. da	)
Silva

Account Bank

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth D. Basch
its duly authorised attorney-in-fact	)	/s/ Nicole Rene G. E. Cunha
in the presence of: Alan B. Chammas S. da	)
Silva

Hedging Provider

EXECUTED as a DEED	)
for and on behalf of	)
ING CAPITAL MARKETS LLC	)
by	)	/s/ Kenneth D. Basch
its duly authorised attorney-in-fact	)	/s/ Nicole Rene G. E. Cunha
in the presence of: Alan B. Chammas S. da	)
Silva

30

EXHIBIT 10.8

EXECUTION VERSION

Dated 30 July 2007
EIFFEL RIDGE GROUP C.V.	(1)
as Borrower
and
ING BANK N.V.	(2)
as Arranger
and
The Companies and Entities named herein	(3)
as Lenders
and
ING BANK N.V.	(4)
as Facility Agent
and
ING BANK NEDERLAND N.V.	(5)
as Security Trustee

PROJECT LOAN AGREEMENT

in respect of a Loan Facility of

up to US$810,167,850 relating

to two semi-submersible drilling rigs

EXHIBIT 10.8

Contents

Clause		Page

1	Purpose and definitions	1

2	The facility	48

3	Conditions	49

4	Advances	55

5	Interest and Interest Periods; alternative interest rates	57

6	Reduction, prepayment	60

7	Fees and expenses	64

8	Payments and Taxes; accounts and calculations	66

9	Representations and warranties	69

10	Covenants and Undertakings	76

11	Events of Default	84

12	Indemnities	90

13	Unlawfulness and increased costs; mitigation	93

14	Set-off and pro rata payments	96

15	Assignment, substitution and lending offices	98

16	Facility Agent, Security Trustee and Reference Banks	101

17	Notices	110

18	Miscellaneous	110

19	Limited Recourse	111

20	Technical Adviser	112

21	Governing law and jurisdiction	114

Schedule 1 The Lenders and their Commitments		116

Schedule 2 Form of Drawdown Notice for Principal Advances/Intercompany Interest Advances/Swap Advances		117

Schedule 3 Conditions Precedent		118

Part 1 - Documents and evidence required as conditions precedent to the obligations of the Beneficiaries generally		118

THIS AGREEMENT is dated 30 June 2007, and made BETWEEN:

(1)	EIFFEL RIDGE GROUP C.V., a limited liability partnership formed under the laws of The Netherlands, with its registered office at WTC Amsterdam, Tower C-11, Strawinskylaan 1143, 1077xx, Amsterdam, The Netherlands and represented by Becrux B.V., its managing partner, as borrower;

(2)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands as arranger;

(3)	THE COMPANIES AND ENTITIES whose names and addresses are set out in schedule 1, as lenders;

(4)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands as facility agent; and

(5)	ING BANK NEDERLAND N.V., a banking entity incorporated under the laws of The Netherlands of Amstelveenseweg 500, 1081 KL, Amsterdam, The Netherlands as security trustee.

IT IS AGREED as follows:

1	Purpose and definitions

1.1	Purpose

1.1.1	This Agreement sets out the terms and conditions upon and subject to which the Lenders agree, according to their several obligations, to make available to the Borrower a loan facility of up to eight hundred and ten million one hundred and sixty seven thousand eight hundred and fifty Dollars ($810,167,850) to be used for the purpose of financing part of the Advance Bareboat Hire payable by the Borrower pursuant to the Bareboat Charters and to meet certain interest expenses;

1.1.2	by the Bareboat Charters, the Borrower has agreed to pay Advance Bareboat Hire for the purpose of financing the Project Costs incurred by the Rig Owners in connection with the Projects;

1.1.3	the Borrower shall apply the proceeds of (a) all Rig A Principal Advances and the Rig A Intercompany Interest Advance solely in or towards payment of Rig A Advance Bareboat Hire, (b) all Rig B Principal Advances and the Rig B Intercompany Interest Advance solely in or towards payment of Rig B Advance Bareboat Hire, (c) all Rig A Swap Advances solely in or towards payment of Rig A Swap Bareboat Hire, and (d) all Rig B Swap Advances solely in or towards payment of Rig B Swap Bareboat Hire;

1.1.4	no Beneficiary is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means ING Bank N.V. acting for this purpose through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands;

“Accounting Principles” means, in relation to any person other than the Borrower, generally accepted accounting principles in Brazil and, in relation to the Borrower, generally accepted accounting principles in The Netherlands;

“Accounting Reference Date” means 31 December;

“Accounts” means the Project Accounts, the Proceeds Accounts, the Earnings Accounts and the Debt Service Reserve Account;

“Accounts Pledge” means the Dutch deed of pledge (“eerst pandrecht”) in relation to the Project Accounts, Proceeds Accounts, Earnings Accounts and Debt Service Reserve Account executed or, as the context may require, to be executed by the Account Bank, the Borrower and each Rig Owner in favour of the Security Trustee as pledgee, in the Agreed Form;

“Actual Operating Costs” means, in relation to a Rig, the total of the costs and Taxes incurred by the Borrower, the Rig Owner which is the owner of that Rig and/or the Sponsor in relation to the operation and Earnings, respectively, of that Rig, including, but not limited to, the costs incurred in connection with the maintenance, insurance and repair of that Rig and the fulfilment by that Rig Owner of its obligations under the Bareboat Charter and clauses 7.1.1, 7.1.2, 7.1.5, 7.1.6, 7.2, 7.3.5, 7.3.6, 7.3.10, 7.3.14 (but only insofar as the indemnity obligations under clause 7.3.14 relate to the matters referred to therein which arise out of (i) any failure by the Sponsor to comply with any applicable law, regulation or order, or (ii) the relevant Rig becoming an obstruction to navigation prior to that Rig becoming a wreck) and 9 of the General Assignment, the Borrower of its obligations under the Bareboat Charter (other than the payment of Advance Bareboat Hire), clauses 7.1.1, 7.1.2, 7.1.5, 7.1.6, 7.2, 7.3.5, 7.3.6, 7.3.10, 7.3.14 and 9 of the General Assignment and the Charter and the Sponsor of its obligations under the Services Agreement and clauses 8.2.2, 8.2.7 and (save for clause 11.3.4) 11 of the Deed of Undertaking, in each case, relating to that Rig;

“Additional Cost Rate” has the meaning given to it in schedule 8;

“Advance” means in relation to the Rig A Facility, the Rig A Principal Advances, the Rig A Intercompany Interest Advance, the Rig A Swap Advances and the Rig A Interest Advances, and in relation to the Rig B Facility, the Rig B Principal Advances, the Rig B Intercompany Interest Advance, the Rig B Swap Advances and the Rig B Interest Advances (each an “Advance”);

“Advance Bareboat Hire” means and includes all and any Principal Bareboat Hire, Swap Bareboat Hire and Intercompany Interest Bareboat Hire;

“Advance Bareboat Hire Notice” means a notice in the form or substantially in the form of Schedule 2 of the relevant Bareboat Charter, duly completed with particulars of the relevant Principal Bareboat Hire, Swap Bareboat Hire and Intercompany Interest Bareboat Hire;

“AFS” means the Act on the Financial Supervision (Wet op het financieel toezicht);

“Agent” means either the Facility Agent or the Security Trustee as applicable (together the “Agents”);

“Agreed Form” in relation to any document, means that document in form, substance and terms approved in writing by the Facility Agent (acting on the instructions of the Lenders) or otherwise in accordance with any such other approval procedure detailed in any relevant provision of this Agreement and any Facility Document;

“Allocation Period” means, in respect of a Facility, (i) the period commencing on the Initial Charter Hire Date relating to the Rig the Advance Bareboat Hire in respect of which is financed by that Facility and ending on the first Application Date relating to that Facility, and (ii) each subsequent period commencing on the last day of the previous Allocation Period relating to that Facility and ending on the next following Application Date relating to that Facility;

“Application Dates” means, in relation to a Facility (i) the Quarter Date falling at the end of the first full Quarter Period following the Charter Date of Acceptance of the Rig the Advance Bareboat Hire relating to which is financed by that Facility, (ii) each Quarter Date (in each case subject to clause 8.3) falling subsequently to the Quarter Date referred to in paragraph (i) above within the Security Period and (iii) the Final Maturity Date of that Facility, and “Application Date” means any of them;

“Appraisers” means Kennedy & Marr and Technitas do Brasil or such other suitably qualified person or persons from time to time appointed by the Facility Agent (acting on the instructions of the Majority Lenders) following consultation with the Sponsor to provide valuations of the Rigs;

“Approved Brokers” means Marsh Ltd or HSBC Insurance Brokers Limited or such other firm or firms of insurance brokers as may from time to time be approved in writing by the Security Trustee;

“Approved Location” means, (i) in relation to Rig A, any location in Brazilian waters up to a water depth of 2,000 metres and, in the case of Rig B, any location in Brazilian waters up to a water depth of 2,400 metres, as the Charterer may require under the Charter relating to that Rig, provided that location is within the co-ordinates set out in the “concession agreements” referred to in clause 1.1 of that Charter or, as the case may be, (ii) any other location as may be permitted in relation to that Rig pursuant to and in accordance with clauses 7.1.5 and 7.1.6 of the General Assignment;

“Approved Transfer” means, in relation to a Rig Owner, the sale of up to fifty per cent. (50%) of the issued share capital in that Rig Owner which is on terms, and to a party, acceptable to the Facility Agent and which has been consented to in advance by the Facility Agent, in each case acting on the instructions of all the Lenders (acting reasonably);

“Arranger” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV, Amsterdam, The Netherlands;

“Assigned Account Documents” means, in relation to any Account, all certificates of deposit, deposit receipts and other instruments and securities relating to that Account, and the Assigned Monies in relation to that Account or any of them, and means together all certificates of deposit, deposit receipts and other instruments and securities relating to each of the Accounts and all of the Assigned Monies;

“Assigned Documents” means the Rig A Assigned Documents and Rig B Assigned Documents and “Assigned Document” means any of them;

“Assigned Monies” means, in relation to any Account, all monies from time to time credited to, and for the time being standing to the credit of, that Account and all interest and other amounts from time to time payable in respect of, or accruing to, that Account, and means together all monies from time to time credited to, and for the time being standing to the credit of, each of the Accounts;

“Assigned Property” means, in relation to any Security Party, all of that Security Party’s rights, title, interest and benefit (present and future, actual and contingent), in and to any of the Collateral including that Security Party’s rights to receive monies and make claims for damages, and any termination rights of that Security Party, in, to, under and pursuant to:

(a)	the Assigned Documents to which that Security Party is a party;

(b)	those Earnings payable to, or otherwise received by, that Security Party;

(c)	any Account in which that Security Party has an interest;

(d)	any Assigned Monies in relation to any Account pledged by that Security Party;

(e)	the Assigned Account Documents relating to that Account;

(f)	the Insurances (but excluding any Liability Insurance Proceeds);

(g)	the Requisition Compensation;

(h)	the Hedging Receipts;

(i)	the Assigned Property Proceeds; and

(j)	the Rig Rights Proceeds;

“Assigned Property Proceeds” means, in relation to a Rig, all and any monies, property and other assets representing or deriving from all or any of the Secured Property in relation to that Rig, and the security created by any Security Document in relation to that Rig;

“Auditors” means BKR International or such other firm approved in advance by the Facility Agent acting on the instructions of the Majority Lenders (such approval not to be unreasonably withheld or delayed);

“Authorisation” means, when required by applicable law or contract in relation to a Rig, any Assigned Property or a party to the Transaction Documents or otherwise required by the terms of, or to ensure the validity, enforceability or effectiveness of, any of the Transaction Documents, an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration;

“Availability Period” means, in relation to the Rig A Facility, the Rig A Availability Period and in relation to the Rig B Facility, the Rig B Availability Period;

“Bank Agent” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands or such other person as may be appointed agent for the Banks pursuant to clause 16.15.1 (Retirement of Agents) of the Bank Loan Agreement, and includes its successors in title;

“Bank Beneficiaries” means together the Bank Agent, the Bank Trustee and the Banks and “Bank Beneficiary” means any of them;

“Bank Documents” means the Bank Loan Agreement, the Option Agreements, the Coordination Deed, the Bank Security Assignment and each of the Security Documents (as that term is defined in the Bank Loan Agreement);

“Banking Day” means a day (other than Saturday or Sunday) on which banks are open for normal banking business in London, New York City, Amsterdam and Rio de Janeiro;

“Bank Loan Agreement” means the loan agreement dated on or about the date hereof and made between (1) Mimosa Finance C.V., as borrower (2) the Banks, as banks, (3) the Bank Agent and (4) the Bank Trustee;

“Banks” means together:

(a)	as of the date of this Agreement, the banks and financial institutions listed in schedule 1 of the Bank Loan Agreement;

(b)	any Transferee of any of the banks and financial institutions referred to in (a) above (in accordance with clause 15.3 (Transfer) of the Bank Loan Agreement); and

(c)	any Transferee of any such Transferee referred to in (b) above,

and in each case includes their successors in title;

“Bank Security Assignment” means the security assignment made between the Lenders, the Facility Agent and the Security Trustee and the Bank Trustee whereby the Lenders assign to the Bank Trustee (acting as trustee for and on behalf of the Banks) all of the Lenders’ rights, title and interest under the Facility Documents and all proceeds thereof;

“Bank Trustee” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands in its capacity as security trustee for the purposes of the Bank Documents or such other person as may be appointed as security trustee pursuant to clause 16.15.2 of the Bank Loan Agreement and includes its successors in title;

“Bareboat Charters” means the Rig A Bareboat Charter and the Rig B Bareboat Charter, and “Bareboat Charter” means either of them;

“Becrux” means Becrux BV, a company incorporated under the laws of the Netherlands with company number 34278801 and with its registered office at Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, P.O. Box 75215, 1070 AE Amsterdam, The Netherlands;

“Beneficiaries” means together the Facility Agent, the Security Trustee, the Arranger, the Lenders and the Hedging Provider and “Beneficiary” means any of them;

“BGN” means, together, Banco BGN SA., a financial institution with head offices at Antonio Lumack do Monte, 96 S1/S2, Boa Viagem, 51020-350, City of Recife, State of Pernambuco, Brazil, and BGN Participacoes S.A., an entity whose address is at Av. Rio Branco 156, room 3006, parte, Centro, Rio de Janeiro City, State of Rio de Janeiro, Brazil;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired (but not ordinary trade credit), (vi) finance leases and hire purchase contracts, (vii) Derivatives Contracts, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means Eiffel Ridge Group C.V., a limited partnership organised under the laws of The Netherlands represented by Becrux B.V., its managing partner and having its registered office at WTC Amsterdam, Tower C-11, Strawinskylaan 1143, 1077 XX, Amsterdam, The Netherlands;

“Borrower Partnership Agreement” means the amended deed of limited partnership of the Borrower dated 26 July 2007 between Becrux and Mimosa;

“Break Costs” means the amount (if any) by which:

(a)	the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in an Advance or Loan to the last day of the current Interest Period in respect of that Advance or Loan, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the London Interbank Market for a period starting on the Banking Day following receipt or recovery and ending on the last day of the current Interest Period.

“Budget” means, in relation to a Project:

(a)	a budget of the projected Project Cost of, and an over-view of the milestone payments required in relation to, that Project in the form set out in Schedule 11 hereof to be delivered by the Borrower to the Facility Agent pursuant to clause 3.1; and

(b)	any further and updated budget relating to that Project in the form set out in Schedule 11 hereof delivered by the relevant Rig Owner to the Facility Agent in respect of that period pursuant to clause 14.1.3 of the Deed of Proceeds and Priorities;

“Builders” means the Rig A Builder and Rig B Builder, and “Builder” means either of them;

“Bulletin of Measurement” means in relation to a Charter, the document so called prepared each month at the end of a Measurement Period by the Borrower and the Charterer in accordance with the provisions of clause 7 of that Charter and countersigned by each such party measuring the performance by (a) the Borrower of its obligations under that Charter and (b) the Rig the subject of that Charter in accordance with that Charter and detailing (inter alia) (i) any fines levied by the Charterer pursuant to clause 9 of that Charter and (ii) any other events or circumstances resulting in a reduction in Charter Rate under that Charter and (iii) any Period of Off Hire resulting in a suspension of the obligation to pay Charter Rate under that Charter and (iv) any refund by the Charterer to the Borrower in respect of amounts previously deducted by the Charterer from Charter Rate under that Charter paid to the Borrower, in each case in the Measurement Period to which the Bulletin of Measurement relates;

“BVI Companies” means Timbauba, Guararapes and Skycrest, and “BVI Company” means any of them;

“Casualty Amount” means thirty five million Dollars (US$35,000,000) or the equivalent in any other currency;

“Centaurus” means Centaurus S.à.r.l., a company incorporated under the laws of Luxembourg with its registered office at 1, allée Scheffer, L-2520, Luxembourg;

“Charter Compensation” means, in relation to a Rig, any amount payable by the Borrower to the Charterer and/or any reduction in any amount payable by the Charterer to the Borrower, in each case under the Charter relating to that Rig due to any delay in the Charter Date of Acceptance of that Rig;

“Charter Date of Acceptance” means, in relation to Rig A, the Rig A Charter Date of Acceptance and, in relation to Rig B, the Rig B Charter Date of Acceptance;

“Charterer” means Petroléo Brasileiro S.A. - Petrobras, a mixed capital company incorporated under the laws of Brazil with its head office at Avenida Republica do Chile - 65, City of Rio de Janeiro, State of Rio de Janeiro, Federal Republic of Brazil;

“Charterer Acknowledgements” means the Rig A Charterer Acknowledgement and the Rig B Charterer Acknowledgement and “Charterer Acknowledgement” means either of them;

“Charterer Pollution Letter” means a letter or other agreement in form and substance satisfactory to the Security Trustee (acting on the instructions of the Lenders) duly entered into by the Charterer whereby the Charterer agrees, for the benefit of, and enforceable by, the Beneficiaries, that it will assume, discharge and indemnify each of the Beneficiaries for and against, any liability or claim in excess of one million Dollars ($1,000,000) relating to or arising as a result of any pollution caused by or resulting from the operations of a Rig;

“Charter Event” means:

(a)	a Charter Rate Reduction Event; or

(b)	an Exemption from Payment Event,

in each case, under either one or both Charters;

“Charter Rate” means in relation to Rig A, the Rig A Charter Rate and, in relation to Rig B, the Rig B Charter Rate;

“Charter Rate Reduction Event” means in relation to a Rig and/or a Charter:

(a)	the imposition of any fine on the Borrower by the Charterer pursuant to clause 9 of that Charter (and such fine is not successfully appealed by the Borrower); or

(b)	the failure of that Rig to arrive in the port or in sheltered waters offshore of the City of Macaé-RJ by the deadline stipulated for such arrival in clause 2.2.1 of the Charter relating to that Rig; or

(c)	in accordance with attachment II of a Charter, any non-operating activity, reduction or interruption of the operations of that Rig which is proven (by physical failure, repair, visual inspection or reading the applicable gauges) to have arisen as a consequence of any non-availability, cessation or interruption of, or any fault in, that Rig’s equipment or the malfunctioning thereof or any non-compliance with norms, regulations or current legislation, subject always to none of the occurrences referred to in this paragraph (c) being a consequence of the condition or any change in condition of the wells being drilled or worked over; or

(d)	in accordance with attachment II of a Charter, any activity such as moving the Rig to another location, whether standby or waiting; or

(e)	recission of a Charter pursuant to clause 11 of that Charter; or

(f)	an event, occurrence or circumstance contemplated in clause 13 and attachment II of a Charter,

in each case which entitles the Charterer to reduce payment of the Charter Rate under that Charter (i) in the case of (a) above, by the amount of the applicable fine or fines levied by the Charterer on the Borrower pursuant to clause 9 of that Charter, and (ii) in the case of (b) above, by a fine equal to thirty per cent. (30%) of the daily rate for each day of delay, and (iii) in the case of (c) above, by 0% to 99% of the daily rate in accordance with the details set out in attachment II to that Charter for the duration of the period of such reduction in operations, and (iv) in the case of (d) above, to 90% of the daily rate payable in accordance with the details set out in attachment II to that Charter for the duration of the period of such other activity, and (v) in the case of (e) above, by 100% of the daily rate, and (vi) in the case of (f) above, to 80% or 50% of the daily rate for specified events payable for restricted periods;

“Charters” means the Rig A Charter and the Rig B Charter, and “Charter” means either of them;

“Classification” means the class notation +A1 column stabilised Drilling Unit, +DPS-2, AMS, self-propelled with the Classification Society, or such other class notation in relation to a Rig as the Security Trustee shall, at the request of the Rig Owner which is the owner of that Rig, have agreed in writing shall be treated as the Classification of that Rig, for the purposes of this Agreement and the Facility Documents;

“Classification Society” means American Bureau of Shipping or such other classification society (being a member of the International Association of Classification Societies) which the Security Trustee shall, at the request of the Rig Owner which is the owner of a Rig, have agreed in writing shall be treated as the Classification Society of that Rig for the purpose of this Agreement and the Facility Documents;

“Closing” means the time at which the first First Advance is made;

“Closing Date” means the date on which Closing occurs;

“Collateral” means any and all assets over or in respect of which any Encumbrance is created or expressed to be created by any Security Party in favour of the Beneficiaries or any of them;

“Collateral Instruments” means notes, bills of exchange, certificates of deposit and other negotiable and non-negotiable instruments, guarantees, indemnities and other assurances against financial loss and any other documents or instruments which contain or evidence an obligation (with or without security) to pay, discharge or be responsible directly or indirectly for any indebtedness or liabilities of any person and includes any documents or instruments creating or evidencing an Encumbrance;

“Commitment” means in relation to any Lender and the Rig A Facility, the Rig A Commitment and, in relation to any Lender and the Rig B Facility, the Rig B Commitment;

“Commitment Fee” means the commitment commission payable by the Borrower pursuant to clause 7.1.2;

“Commitment Fee Date” subject always to clause 8.3, means, in relation to a Facility, each of (a) the first Quarter Date after the date of this Agreement, (b) each Quarter Date thereafter during the Availability Period relating to that Facility, and (c) the last day of the Availability Period relating to that Facility;

“Completion Date” means, in relation to Rig A, the Rig A Completion Date and, in relation to Rig B, the Rig B Completion Date;

“Compliance Certificate” means a certificate in the form or substantially in the form of schedule 1 to the Pre-Completion Guarantee or, as the case may be, schedule 1 to the Deed of Undertaking to be provided by the Parent Sponsor to the Security Trustee pursuant to clause 5 of the Pre-Completion Guarantee or, as the case may be, by the Sponsor and Constellation to the Security Trustee pursuant to clause 10 of the Deed of Undertaking;

“Compulsory Acquisition” means, in relation to a Rig, requisition for use or title or other compulsory acquisition, nationalisation, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of that Rig by any Government Entity or other competent authority, whether de jure or de facto, but shall exclude requisition for hire not involving requisition for title;

“Constellation” means Constellation Overseas Ltd., a company organised under the laws of the British Virgin Islands, with company number 1020641, and with its registered office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Constitutive Documents” in relation to any English company, means that company’s certificate of incorporation and memorandum and articles of association or, in relation to an English partnership, the partnership deed governing the internal management and constitution of that partnership and, in relation to any overseas incorporated body or, as the case may be, an overseas partnership or other unincorporated entity, means the documents having equivalent status and effect in the relevant jurisdiction in each case;

“Construction Contracts” means the Rig A Construction Contract and the Rig B Construction Contract, and “Construction Contract” means either of them;

“Continuing Representations” means, in the case of the Deed of Undertaking, clauses 7.1, 7.2, 7.3, 7.4, 7.6, 7.7, 7.11.6, 7.12.5, 7.12.6, 7.15.2, 7.16.2, 7.17.1, 7.18, 7.19, 7.21, 7.24, 7.26, 7.27, 7.31 and 7.32 of the Deed of Undertaking and, in the case of Deed of Covenant, clauses 7.1, 7.2, 7.3, 7.4, 7.6, 7.7, 7.10.5, 7.13.1, 7.14.2 and 7.18 of the Deed of Covenant;

“Contractor Event” means, in each case in the reasonable opinion of the Facility Agent:

(a)	a failure, delay or other default by a Rig Owner in the performance of its obligations under any of clauses 2.1, 4.1, 4.3, 5.5, 5.6, 7.2, 8.1, 9, 12, 16, 17, 18.3, 22.2 and 22.3 of the Bareboat Charter; or

(b)	a failure, delay or other default by the Borrower in the performance of its obligations under a Charter;

(c)	a failure, delay or other default under, or termination of, a Services Agreement caused by the Borrower or the Sponsor;

“Contribution” means in relation to a Lender and a Loan, the principal amount of that Loan owing to that Lender at any relevant time;

“Co-ordination Deed” means the deed of co-ordination in the Agreed Form entered into or, as the context may require to be entered into between the Banks, the Bank Trustee, the Bank Agent, Mimosa Finance C.V., Centaurus, Becrux, Mimosa, the Borrower, each of the Rig Owners, the Security Trustee, the Facility Agent and the Account Bank and referring to this Agreement;

“Core Company” and “Core Companies” have the meanings given to those terms in clause 14.2.19(c) of the Deed of Proceeds and Priorities;

“Date of Yard Acceptance” means in relation to Rig A, the Rig A Date of Yard Acceptance and, in relation to Rig B, the Rig B Date of Yard Acceptance;

“Debt Service Amount” means, in relation to any period and any date, the amount in Dollars which is equal to the sum of:

(a)	all amounts of principal and interest which will fall due for payment by the Borrower under clauses 5.1 and 6.1 in relation to each of the Facilities save that, in relation to the last Application Date relating to a Facility, the Required Amount shall be deemed to be reduced by the amount of the Final Payment relating to that Facility; plus

(b)	all amounts of Swap Payments which will fall due for payment by either Rig Owner; minus

(c)	all amounts of Swap Receipts which will be received by either Rig Owner,

in each case, during that period and commencing on that date;

“Debt Service Letter of Credit” means any irrevocable and unconditional first demand letter of credit or bank guarantee provided pursuant to clause 9.1.1 of the Deed of Undertaking which is:

(a)	issued by a bank acceptable to the Facility Agent and rated at least BBB, in the case of any bank based outside of Brazil or BB, in the case of any bank based within Brazil, in each case by Standard & Poors or the equivalent thereof in the case of any other ratings agency;

(b)	issued to the Security Trustee;

(c)	available for drawing in circumstances where the amounts standing to the credit of the Debt Service Reserve Account may be applied in accordance with the Facility Documents; and

(d)	substantially in the form and on the terms set out in Schedule 2 to the Deed of Undertaking or in such other form or on such other terms as are approved by the Security Trustee;

“Debt Service Reserve Account” means the interest bearing Dollar account in the name of the Borrower with the Account Bank, as more specifically described in the Accounts Pledge, and includes any redesignation and sub-accounts thereof and includes any amount at the relevant time available for drawing under the Debt Service Letter of Credit;

“Debt Service Reserve Account Receivables” means

(a)	the Minimum Debt Service Reserve Amount,

(b)	the amounts referred to in clauses 5.2.8 and 5.2.9 of the Deed of Proceeds and Priorities, and

(c)	all amounts from time to time drawn by the Security Trustee under any Debt Service Letter of Credit;

“Debt Service Reserve Shortfall” means, at any time, the amount (if any) by which:

(a)	the Minimum Debt Service Reserve Amount at that time; exceeds

(b)	the amount standing to the credit of the Debt Service Reserve Account at that time;

“Debt Service Undertaking” means the joint and several undertakings on the part of the Parent Sponsor, the Sponsor and Constellation contained in clause 9.1 of the Deed of Covenant;

“Debt Service Undertaking Release Date” means the earliest of:

(a)	the date upon which both the Charters have been successfully terminated by the Borrower or pursuant to an order of a Brazilian court on terms which impose no liability, obligation or condition on any Beneficiary, and each of the Rigs has been removed from Brazilian waters to a location approved by the Security Trustee;

(b)	the date upon which the Charterer has duly executed each of the Charter Acknowledgements and the Lenders have received an opinion of Brazilian counsel in relation thereto and the Charterer in form and substance satisfactory to the Facility Agent, acting on the instructions of all the Lenders; and

(c)	the end of the Security Period;

“Deed of Covenant” means the deed of covenant entered into or to be entered into between the Facility Agent, the Security Trustee, the Borrower, Constellation, the Rig Owners, the Sponsor and the Parent Sponsor, in the Agreed Form;

“Deed of Proceeds and Priorities” or “DPP” means the deed of proceeds, priorities, undertakings and subordination entered into or to be entered into between the Beneficiaries, the Hedging Provider, the Account Bank, the Borrower and the Rig Owners, in the Agreed Form;

“Deed of Undertaking” means the deed of undertaking entered into or to be entered into between the Facility Agent, the Security Trustee, the Sponsor and Constellation, in the Agreed Form;

“Default” means any Event of Default or any event or circumstance which is, with the giving of a notice by the Facility Agent and/or the expiry of the relevant period and/or the fulfilment of any other condition (in each case as specified in clause 11.1), likely in the opinion of the Facility Agent (acting in accordance with the instructions of the Majority Lenders, acting reasonably) to become an Event of Default;

“Default Rate” means the interest rate specified in clause 5.3.2 or, as the case may be, clause 5.3.3;

“Delivery Documents” means, in relation to Rig A, the Protocol of Delivery and Acceptance referred to in section 2 of Article VII of the Rig A Construction Contract and, in relation to Rig B, the Delivery Certificate referred to in Exhibit L of the Rig A Construction Contract;

“Derivatives Contract” means a contract, agreement or transaction which is:

(a)	a rate swap, basis swap, commodity swap, forward rate transaction, commodity option, equity (or equity or other index) swap or option, bond option, interest rate option, foreign exchange transaction, cap, collar or floor, currency swap, currency option or any other similar transaction; and/or

(b)	any combination of such transactions,

in each case, whether on-exchange or otherwise;

“Determination Notice” shall have the meaning given to that term in clause 5.6.1;

“Distribution” means any payment by or distribution of assets by a Rig Owner or the Borrower, whether in cash, property securities or otherwise;

“Dollars” and “$” mean the lawful currency of the United States of America and in respect of all payments to be made under this Agreement and the other Transaction Documents in Dollars mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, the date, being a Banking Day within the Availability Period relating to that Advance or, as the case may be, the Facility of which that Advance is a part, on which that Advance is, or is to be, drawn down or made (or deemed to be drawn down or made) pursuant to clause 4 (Advances);

“Drawdown Notice” means a notice in the form or substantially in the form of schedule 2, duly completed with particulars of the relevant Principal Advance, Swap Advance or, as the case may be, the relevant Intercompany Interest Advance;

“Due Amounts” means, in relation to any Application Date, any of the amounts referred to in clauses 5.2.1 to 5.2.7 (inclusive) of the Deed of Proceeds and Priorities which fall due for payment on or before that Application Date and which remain unpaid in full as at that Application Date;

“Earnings” means, in relation to a Rig, all moneys whatsoever from time to time due or payable to the Borrower or the Rig Owner which is the owner of that Rig during the Security Period relating to that Rig arising out of the use or operation of that Rig including (but without limiting the generality of the foregoing) all Charter Rate, Mobilisation Fees, freight, hire and passage moneys, moneys arising under any charter contract, bareboat charter or other agreement with any operator, income, income arising under pooling arrangements, any Loss of Earnings Proceeds, compensation payable to the Borrower or a Rig Owner in the event of requisition of that Rig for hire, remuneration for salvage and towage services, demurrage and detention moneys, and damages for breach (or payments for variation or termination including, without limitation, any amounts payable by way of wait rate as more particularly described in Ref 104 of Attachment II to the relevant Charter) of any charterparty or other contract for the employment of that Rig and including any advance start-up bonus (in the case of Rig B), any additional rate or global performance bonus (in the case of Rig A) and movement rate as more particularly described in Attachment II to the relevant Charter but excluding, for the avoidance of doubt, the Operations Rates;

“Earnings A Account” means the interest bearing Dollar Account of the Borrower opened or, as the context may require, to be opened by the Borrower with the Account Bank, designated “Earnings A Account”, with account number 02 00 34 725 and includes any redesignation and sub-accounts thereof;

“Earnings A Account Receivables” means:

(a)	all Earnings relating to Rig A and/or payable to the Borrower or the Rig A Owner in respect of Rig A received after the Initial Charter Hire Date relating to Rig A (but excluding any Rig A Advance Bareboat Hire),

(b)	all rebates of Rig A Advance Bareboat Hire corresponding to Swap Receipts or Hedging Receipts payable under the Rig A Hedging Agreements,

(c)	all Loss of Earnings Proceeds (if any) relating to Rig A and/or payable to the Borrower in respect of Rig A,

(d)	all Pre-Completion Guarantee Proceeds paid and received in respect of the obligations or liabilities of the Borrower in relation to the Rig A Facility, and

(e)	all other amounts which are from time to time required, pursuant to the terms of any Facility Document, to be deposited in the Earnings A Account;

“Earnings Account Receivables” means the Earnings A Account Receivables and the Earnings B Account Receivables or, as the context may require, any of them;

“Earnings Accounts” means, in relation to Rig A, the Earnings A Account and, in relation to Rig B, the Earnings B Account and “Earnings Account” means either of them;

“Earnings B Account” means the interest bearing Dollar Account of the Borrower opened or, as the context may require, to be opened by the Borrower with the Account Bank, designated “Earnings B Account”, with account number 02 00 34 733 and includes any redesignation and sub-accounts thereof;

“Earnings B Account Receivables” means:

(a)	all Earnings relating to Rig B and/or payable to the Borrower in respect of Rig B received after the Initial Charter Hire Date relating to Rig B (but excluding any Rig B Advance Bareboat Hire);

(b)	all rebates of Rig B Advance Bareboat Hire corresponding to Swap Receipts or Hedging Receipts payable under the Rig B Hedging Agreements,

(c)	all Loss of Earnings Proceeds (if any) relating to Rig B and/or payable to the Borrower in respect of Rig B,

(d)	all Pre-Completion Guarantee Proceeds paid and received in respect of the obligations or liabilities of the Borrower relating to the Rig B Facility, and

(e)	all other amounts which are from time to time required, pursuant to the terms of any Facility Document, to be deposited in the Earnings B Account;

“Economic Inequality Provisions” means Articles 477-480 of the Brazilian Civil Code;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, trust arrangement for the purpose of providing security or other security interest of any kind securing any obligation of any person or any other arrangement having the effect of conferring rights of retention or set-off (but excluding any right of set-off arising in favour of a banker prior to such right becoming exercisable) or other disposal rights over an asset (including without limitation title transfer and/or retention arrangements having a similar effect) and includes any agreement to create any of the foregoing but does not include liens arising in the ordinary course of trading by operation of law and not by way of contract;

“Environment” means all or any of the following media: air (including air within buildings or other structures and whether below or above ground); land (including buildings and any other structures or erections in, on or under it and any soil and anything below the surface of the land); land covered with water; and water (including sea, ground and surface water and any living organism supported by such media);

“Environmental Claim” means any claim, notice, prosecution, demand, action, official warning, abatement or other order (conditional or otherwise) relating to Environmental Matters or in response to a Spill or any notification or order requiring compliance with the terms of any Environmental Licence or Environmental Law;

“Environmental Law” includes all or any applicable law, statute, rule, regulation, treaty, by-law, code of practice, order, notice, demand, decision of the courts or of any governmental authority or agency or any other regulatory or other body in any jurisdiction relating to Environmental Matters, or relating to any environmental, social, labour, health and safety or security risks of the type contemplated by the Performance Standards;

“Environmental Licence” includes any applicable permit, licence, authorisation, consent or other approval required at any time by any Environmental Law;

“Environmental Matters” includes (a) the generation, deposit, disposal, keeping, treatment, transportation, transmission, handling, importation, exportation, processing, collection, sorting, presence or manufacture of any waste (as defined in the Environmental Protection Act 1990) of any Relevant Substance; (b) nuisance, noise, defective premises, health and safety at work or elsewhere; and (c) the pollution, conservation or protection of the Environment (both natural and built) or of man or any living organisms supported by the Environment or any other matter whatsoever affecting the Environment or any part of it;

“Equity” means funding provided by way of (a) (i) the investment of ordinary share capital premium in the recipient of that funding, or (ii) debt funding, in each case where (A) the obligations of the recipient in relation to such funding are fully and effectively subordinated to all obligations of the recipient under the Facility Documents, and (B) the rights of the provider of that funding are fully and effectively subordinated to all the rights of the Beneficiaries under the Facility Documents, or (b) in the case of the Equity paid or to be paid to the Borrower as a condition to the making of an Intercompany Principal Advance, a promissory note or other negotiable security issued by Constellation;

“Equity Bareboat Hire” means and includes Rig A Equity Bareboat Hire and Rig B Equity Bareboat Hire or, as the context may require, either of them;

“Equity Contribution” means, in relation to any Principal Advance, the remaining percentage of Equity funding relating to that Principal Advance referred to in paragraph 11 of Part 2 of Schedule 3 (in the case of a First Advance) or, as the case may be, paragraph 10 of Part 3 of Schedule 3 (in the case of any Subsequent Advance) of the Project Loan Agreement;

“Euro” and “€” means the lawful currency of the Euro Zone;

“Euro Zone” means the territory under the control of the following states: Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and any other state that at any time adopts the Euro as its official currency;

“Event of Default” means any of the events or circumstances described in clause 11.1 (Events of Default);

“Exchange Rate” means, as the context requires:

(a)	in relation to any amount which is to be converted into, or out of, Dollars on any date, the spot rate of exchange at which the Facility Agent could in the ordinary course of business purchase or, as the case may be, sell Dollars with or, as the case may be, for that amount in the London foreign exchange market at or about 11.00 a.m. on that date for delivery two (2) Banking Days after that date; or

(b)	in relation to any amount which is to be converted into, or out of, Euros on any date, the European Central Bank spot rate of exchange for the purchase or, as the case may be, sale of Euros with, or for, that amount as fixed by the European Central Bank at, or about, 14:15 on the date which is one (1) Banking Day prior to the date on which the rate is to be set;

“Exemption from Payment Event” means, in relation to a Rig and/or a Charter, any event described in paragraph 2.1 of Attachment II to that Charter which entitles the Charterer to cease payment of the Charter Rate under that Charter for the periods set out in such paragraph;

“Existing Project Cost Over Run” means, in relation to a Project and at any time, the amount by which the Project Cost relating to that Project at that time paid or incurred exceeds the Project Cost relating to that Project which was budgeted to have been paid or incurred at that time in the Budget for that Project referred to in paragraph (a) of the definition of Budget;

“Expenses” means:

(a)	all Losses suffered, incurred or paid by any Beneficiary or any Insolvency Official after notice thereof to the Borrower or at any time an Event of Default has occurred and is continuing in connection with the exercise of the rights, remedies and powers granted by, referred to in, or otherwise contemplated by the Facility Documents; and

(b)	interest on those Losses at the Default Rate, from the date of demand by the relevant Beneficiary or Insolvency Official to the date of payment (after as well as before judgment);

“Facility” means in relation to Rig A, the Rig A Facility, and in relation to Rig B, the Rig B Facility, and “Facilities” means either of them;

“Facility Agent” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands or such other person as may be appointed agent for the Lenders pursuant to clause 16.15.1 (Retirement of Agents), and includes its successors in title;

“Facility Documents” means this Agreement, the Security Documents, the IFC Agreement and the Hedging Agreements;

“Facility Limit” means in relation to the Rig A Facility, the Rig A Facility Limit, and in relation to the Rig B Facility, the Rig B Facility Limit;

“Facility Obligations” means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower, to, or in favour of, the Beneficiaries (or any of them), other than the Hedging Provider under, or pursuant to this Agreement and the other Facility Documents, disregarding for this purpose the provisions of clause 19 of this Agreement and clause 22 of the Deed of Proceeds and Priorities (and any analogous provision of any other Facility Document to which the Borrower is a party);

“Facility Office” means the office or offices notified by a Lender to the Facility Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five (5) Banking Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement;

“Fee Letter” means the letter dated on or about the date of this Agreement from the Arranger to the Borrower and Constellation and countersigned by the Borrower and Constellation by way of acceptance detailing, inter alia, the amounts of the fees payable in accordance with clause 7.1.1 (Fees);

“Final Disposition” means, in relation to a Rig, the sale of that Rig (or any part thereof) against payment in cash, whether through an agent on its behalf or otherwise, of all its rights, title and interest in and to that Rig (or the relevant part), on terms that such right, title and interest will only pass to the purchaser on payment in full of that cash;

“Final Disposition Proceeds” means, in relation to a Rig, the aggregate amount of:

(a)	all cash consideration received upon, or as a result of, the Final Disposition of that Rig, and

(b)	any non-refundable deposit paid by a person acquiring or proposing to acquire that Rig under a contract or offer to purchase, or otherwise acquire that Rig which has been withdrawn, terminated or cancelled or has lapsed;

“Final Maturity Date” means, in relation to the Rig A Facility, the Rig A Final Maturity Date and, in relation to the Rig B Facility, the Rig B Final Maturity Date and “Final Maturity Date” means either of them;

“Final Payment” means, in relation to a Facility or a Loan, seventy-five million Dollars ($75,000,000), as that amount may have been reduced by any term of the Facility Documents;

“Financial Covenant Measurement Date” means each 30 June and 31 December falling within the Security Period;

“Financial Covenants” means each of the financial covenants set out in clause 5 of the Pre-Completion Guarantee and clause 10 of the Deed of Undertaking;

“Financial Year” has the meaning given to it in clause 14.1 of the Deed of Proceeds and Priorities;

“First Advance” means in relation to the Rig A Facility, the Rig A First Advance and in relation to the Rig B Facility, the Rig B First Advance;

“First Option Agreement” means the put and call option agreement dated on or about the date hereof and made between Mimosa and Mimosa Finance C.V. in the Agreed Form;

“Fixed Rate” means, in relation to a Hedging Agreement, the fixed rate of interest by reference to which periodic payments and receipts to be made or received under that Hedging Agreement are calculated;

“Flag State” means, in relation to a Rig, Panama or any other state or country in which that Rig, with the prior written consent of the Security Trustee (acting after consultation with, and on the instructions of, the Majority Lenders), is from time to time registered in accordance with the provisions of this Agreement, the General Assignment, the Sponsor Assignment and the other Transaction Documents;

“Force Majeure Event” means an event, occurrence or circumstance contemplated in (i) clause 13 of the Charters, or, as the context may require (ii) clause 13 of the Services Agreements which, with the lapse of time, gives rise to a right to terminate, rescind or cancel the relevant Charter or, as the case may be, the relevant Services Agreement;

“Force Majeure Termination Period” means the period of sixty (60) days following the occurrence of a Force Majeure Event;

“General Assignment” means the general assignment in the Agreed Form, executed or, as the context may require, to be executed by each of the Rig Owners and the Borrower in favour of the Security Trustee;

“Government Entity” means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

“Group” means the Parent Sponsor, the Sponsor, Constellation, each of the Rig Owners, the Borrower and the BVI Companies;

“Group Owners” means the members of the Queiroz Galvão family as identified in the Group Structure Chart;

“Group Structure Chart” means the Parent Sponsor and Group structure chart set out in Schedule 9 of this Agreement;

“Guarantee Rights” means, in relation to a Rig, the rights of the Rig Owner which is the owner of that Rig under any guarantees and warranties issued by any counterparty to a Material Contract as more particularly described in schedule 7;

“Guararapes” means Guararapes International Limited, a company incorporated under the laws of the British Virgin Islands with company number 491849 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Hedging Agreements” means the Rig A Hedging Agreements and the Rig B Hedging Agreements, and “Hedging Agreement” means any of them;

“Hedging Obligations” means, in relation to a Hedging Agreement and a Rig Owner, all moneys, obligations and liabilities from time to time owing or payable, undertaken or assumed by that Rig Owner to or in favour of the Hedging Provider under or pursuant to that Hedging Agreement and the Transaction Documents to which that Rig Owner is a party (or any of them) (for the avoidance of doubt, without prejudice to and after giving effect to any contractual set off and/or netting provisions contained in that Hedging Agreement);

“Hedging Provider” means ING Capital Markets LLC in its capacity as hedging provider, and includes its successors in title;

“Hedging Receipts” means, in relation to a Hedging Agreement and a Rig Owner, all amounts from time to time payable to that Rig Owner under and pursuant to that Hedging Agreement (for the avoidance of doubt, without prejudice to and after giving effect to any contractual set off and/or netting provisions contained in that Hedging Agreement), including all Swap Receipts;

“Holding Company” means any holding company within the meaning of section 736 Companies Act 1985;

“IFC” means International Finance Corporation, an international organisation established by the Articles of Agreement among its member countries with its address at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, United States of America;

“IFC Agreement” means the agreement entered into or to be entered into between the Sponsor, Constellation and IFC referring to the Rigs and this Agreement;

“Incapacity” means, in relation to any person, any Insolvency Event, amalgamation, reconstruction or other incapacity of that person whatsoever (and, in the case of a partnership, includes the termination or change in the composition of that partnership);

“Indebtedness” means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

“Indemnified Persons” shall have the meaning given to that term in clause 12.3 (General operating indemnity);

“Information Memorandum” means the Information Memorandum dated 23 November, 2006 distributed by the Arranger at the request of the Sponsor and the Borrower in connection with the Projects and the Project Documents;

“Initial Charter Hire Date” means, in relation to a Rig, the date upon which the first payment of Charter Rate is due and payable under the Charter relating to that Rig;

“Initial Security Documents” means the Pre-Completion Guarantee, the General Assignment, the Sponsor Assignment, the Deed of Proceeds and Priorities, the Co-ordination Deed, the Deed of Covenant, the Deed of Undertaking, the Parent Sponsor Letter, the Pre-Completion Guarantee Letter of Credit, the Accounts Pledge, the Share Pledges, each Power of Attorney, the Letters of Authorisation, the Notices of Assignment and all other documents, notices and acknowledgements issued pursuant thereto or required thereby;

“Insolvency Event” means, in relation to any person, the occurrence of any of the following events:

(a)	Insolvency: that person is unable to pay its debts as they fall due or admits its inability to pay its debts as they mature or suspends or threatens to suspend making payment of all or a substantial part of its Indebtedness or makes a general assignment for the benefit of creditors or is subject to or applies for winding-up or liquidation proceedings or is successfully put into forced or voluntary liquidation (except for the purposes of a voluntary reorganisation not involving the insolvency of that person and previously agreed in writing by the Facility Agent acting in accordance with the instructions of the Majority Lenders); or

(b)	Winding up: any order is made, petition is presented, resolution is passed or other act or action is taken for the winding-up, liquidation, administration or other formal insolvency of that person under any applicable law, whether now or hereafter in effect (save where the petition presented is frivolous or vexatious and is dismissed within a period of twenty two (22) Banking Days);

(c)	Appointment of receivers and managers: any administrative or other receiver is appointed of that person or any substantial part of its assets or any other steps (except for any frivolous or vexatious steps which are dismissed within a period of twenty two (22) Banking Days) are taken to enforce any Encumbrance over all or any material part of the assets of that person;

(d)	Seizure: all or a substantial part of the assets of that person are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity;

(e)	Analogous proceedings: there occurs, in relation to that person in any jurisdiction, any event which corresponds with, or has an effect equivalent or similar to, any of the events mentioned in the foregoing paragraphs;

“Insolvency Official” in respect of any person, means any liquidator, receiver, administrator and/or manager or administrative receiver, trustee or similar officer appointed in respect of that person, whether appointed by a creditor, pursuant to any statute, by a court or other tribunal or otherwise, for the purpose of recovering, realising, distributing or disposing of any of the assets or undertaking of that person;

“Insurance Consultant” means such suitably qualified person or persons from time to time appointed by the Facility Agent (following consultation with the Sponsor) to advise the Beneficiaries in connection with the Insurances;

“Insurance Proceeds” means the proceeds of any Insurances;

“Insurances” means, in relation to a Rig, all policies and contracts of insurance (which expression includes all entries of that Rig in a protection and indemnity or war risks association and any business interruption or loss of earnings insurance in respect of the Charter Rate relating to that Rig and any confiscation and expropriation insurance (whether such risks are covered by the entry of that Rig in a war risks association or by way of separate policies)) which are from time to time in place or taken out or entered into in respect of that Rig or her earnings (but excluding any policies and contracts of insurance taken out or entered into by the Security

Trustee or by any of the Beneficiaries for the sole benefit of the Beneficiaries) or otherwise howsoever in connection with that Rig and all benefits thereof (including claims of whatsoever nature and return of premiums), including, without limitation, the insurances relating to that Rig more particularly described in clause 9 of the General Assignment;

“Intellectual Property” means:

(a)	any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and

(b)	the benefit of all applications and rights to use such assets of each Security Party;

“Intercompany Interest Advances” means the Rig A Intercompany Interest Advance and the Rig B Intercompany Interest Advance and “Intercompany Interest Advance” means either of them;

“Intercompany Interest Bareboat Hire” means, in relation to Rig A, Rig A Intercompany Interest Bareboat Hire and, in relation to Rig B, Rig B Intercompany Interest Bareboat Hire;

“Intercompany Loan Agreements” means and includes the Rig A Intercompany Loan Agreement and the Rig B Intercompany Loan Agreement, and “Intercompany Loan Agreement” means either of them;

“Intercompany Loan Repayment Date” means, in relation to an Intercompany Loan, the date upon which the Principal Balance of that Intercompany Loan becomes repayable, as evidenced to the satisfaction of the Facility Agent;

“Intercompany Loans” means and includes the Rig A Intercompany Loan and the Rig B Intercompany Loan, and “Intercompany Loan” means either of them;

“Intercompany Principal Advances” means the Rig A Intercompany Principal Advance and the Rig B Intercompany Principal Advance, and “Intercompany Principal Advance” means either of them;

“Intercompany Principal Bareboat Hire” means in relation to Rig A, the Rig A Intercompany Principal Bareboat Hire, and in relation to Rig B, the Rig B Intercompany Principal Bareboat Hire;

“Interest Advance” means, in relation to the Rig A Facility, each and any Rig A Interest Advance and, in relation to the Rig B Facility, each and any Rig B Interest Advance;

“Interest Facility Limits” means the Rig A Interest Facility Limit and the Rig B Interest Facility Limit, and “Interest Facility Limit” means either of them;

“Interest Payment Date” means the last day of an Interest Period;

“Interest Period” in relation to any Advance or a Loan, means each period for the calculation of interest in respect of that Advance or that Loan ascertained in accordance with clause 5.2;

“ISM Code” means the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention constituted pursuant to Resolution A.741(18) of the International Maritime Organisation and incorporated into the Safety of Life at Sea Convention, and includes any amendment of the foregoing and any regulation issued pursuant to the foregoing;

“ISPS Code” means the International Ship and Port Facility Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulation issued pursuant thereto;

“ISS Certificate” mean the International Ship Security Certificate for the relevant Rig issued in accordance with the ISPS Code;

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors; and

(b)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any of the legal opinions provided pursuant to clause 3;

“Lenders” means together:

(a)	as of the date of this Agreement, the companies and entities listed in schedule 1 of this Agreement;

(b)	any Transferee of any of the companies and entities referred to in (a) above (in accordance with clause 15.3 (Transfer) of this Agreement); and

(c)	any Transferee of any such Transferee referred to in (b) above,

and in each case includes their successors in title;

“Letter of Authorisation” means, in relation to a Charter, a letter from the Charterer addressed to the Security Trustee whereby the Charterer consents to the assignment of all amounts payable by the Charterer under that Charter, in the Agreed Form and “Letters of Authorisation” means each of them;

“Liability Insurance Proceeds” means, in respect of a Rig, the proceeds of the Insurances relating to that Rig received in respect of protection and indemnity risks;

“LIBOR” means, in relation to a particular period:

(a)	the offered rate for deposits of the relevant currency for a period approximately equivalent to such a period at or about 11.00 a.m. (London time) on the second Quotation Day before the first day of such period as displayed on Reuters page LIBOR01 (British Bankers’ Association Interest Settlement Rates) (or such other page as may replace such page LIBOR01 on such system or on any other system of the information vendor for the time being designated by the British Bankers’ Association to calculate the British Bankers’ Association Interest Settlement Rate (as defined in the British Bankers’ Association Recommended Terms and Conditions dated August, 1985)); or

(b)	if on such date no such rate as is mentioned in paragraph (a) above is displayed, LIBOR for such period shall be the arithmetic mean (expressed as a percentage rounded upwards, if necessary, to five decimal places) of the rates respectively quoted to the Facility Agent by each of the Reference Banks at the request of the Facility Agent (or, if not all the Reference Banks provide a quotation when requested, the arithmetic mean of the rates which are quoted) as such Reference Bank’s offered rate for deposits of the relevant currency in an amount approximately equal to the amount in respect of which LIBOR is to be determined for a period approximately equivalent to such period to prime banks in the London Interbank Market at or about 11.00 a.m. (London time) on the second Quotation Day before the first day of such period;

“Liquidated Damages” means any monies payable or paid under or pursuant to a Construction Contract or Material Contract in relation to or as compensation for any delay or failure in performance by any Project Counterparty;

“Loans” at any time, means the Rig A Loan at that time and the Rig B Loan at that time, and “Loan” means either of them;

“Losses” means all losses, liabilities, costs, charges, expenses, damages and outgoings of whatsoever nature (including without limitation, Taxes (but excluding taxes levied on the overall income or profits of any Beneficiary in the jurisdiction in which its principal or Facility Office under this Agreement is located), stamp duties and other duties or charges, registration fees, repair costs, insurance premiums, fees of insurance advisors and technical consultants, printing costs, out-of-pocket expenses and fees and disbursements of legal counsel, together with any value added or similar tax payable in respect thereof);

“Loss of Earnings Proceeds” means, in relation to a Rig, all of the proceeds of and all other moneys received under or in respect of any loss of earnings or business interruption insurance taken out by or on behalf of the Borrower and/or the Rig Owner which is the owner of that Rig in respect of a proportion of the Charter Rate relating to that Rig;

“Loss Payable Clause” means, in relation to a Rig, the provisions regulating the manner of payment of sums receivable under the Insurances relating to that Rig which are to be incorporated in the relevant insurance documents, such Loss Payable Clause to be in the form set out in Schedule 2 to the General Assignment or in such other form as may from time to time be reasonably required by the Security Trustee acting on the instructions of the Majority Lenders;

“Majority Lenders” means at any relevant time (a) Lenders the aggregate of whose Contributions equal or exceed sixty-six and two-thirds per cent. (66.66%) of the Loans at that time or (b) if no Advance has been made, Lenders the aggregate of whose Commitments at that time equal or exceed sixty-six and two-thirds per cent. (66.66%) of the Total Commitments at that time or, if all of the Commitments have been reduced to zero at or prior to that time, Lenders the aggregate of whose Commitments immediately prior to that reduction equalled or exceeded sixty-six and two-thirds per cent. (66.66%) of the Total Commitments as at that time;

“Management Agreement” means, in relation to a Project, Rig or Rig Owner, the management agreement entered into or to be entered into between the Manager, as manager and that Rig Owner whereby that Rig Owner appoints the Manager as its manager of the Project related to it, in the Agreed Form;

“Management Fees” means, in relation to a Rig Owner or a Project, the amount of fees payable by that Rig Owner or in relation to that Project pursuant to the Management Agreement to which that Rig Owner is a party;

“Manager” means a wholly owned Subsidiary of Constellation approved by the Facility Agent;

“Mandatory Cost” means the percentage rate per annum calculated by the Facility Agent in accordance with schedule 8 to this Agreement;

“Manuals and Technical Records” means, in relation to a Rig, all such books, records, logs, manuals, handbooks, technical data, plans, drawings and other materials and documents (whether or not kept or required to be kept in compliance with any applicable laws or the requirements of the Classification Society) relating to that Rig;

“Margin” means

(a)	in relation to the Rig A Facility:

two point one five per cent. (2.15%) per annum up to the Rig A Margin Reduction Date;

thereafter up to the fifth anniversary of the Rig A Margin Reduction Date, one point one five per cent. (1.15%) per annum; and

thereafter one point three five per cent. (1.35%) per annum;

(b)	in relation to the Rig B Facility:

two point one five per cent. (2.15%) per annum up to the Rig B Margin Reduction Date;

thereafter, one point one five per cent. (1.15%) per annum;

“Material Adverse Effect” means any event or circumstance (or combination of events or circumstances) the effect of which is or could reasonably be expected to be materially adverse to:

(a)	the ability of any Security Party to perform any of its material obligations under or otherwise to comply with the terms of the Transaction Documents at the time and in the manner stipulated therein; or

(b)	the validity or enforceability of, or the effectiveness or ranking of any security granted or purporting to be granted pursuant to any of, the Facility Documents or the rights or remedies of any Beneficiary under any of the Facility Documents;

“Material Contract” means, in relation to a Rig, any contract, agreement or arrangement entered into or to be entered into in relation to the Project related to that Rig, which contract, agreement or arrangement has a value in excess of five million Dollars ($5,000,000);

“Measurement Period” for the purposes of any Bulletin of Measurement means each consecutive period commencing upon the twenty sixth day of a month up to and including the twenty fifth day of the following month;

“Mimosa” means Mimosa Finance B.V., a company incorporated under the laws of the Netherlands with company number 34279330 and with its registered office at Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, P.O. Box 75215, 1070 AE Amsterdam, The Netherlands;

“Minimum Debt Service Reserve Amount” means, at any time, an amount equal to the Debt Service Amount for the period of three (3) months commencing at that time;

“Mobilisation Costs” means, in relation to a Rig, any of the costs referred to in Ref. 106 (UNIT Mobilisation) of Attachment II of the Charter to which that Rig is subject which are actually incurred by (including any amount invoiced to) the Borrower in relation to that Rig but shall exclude, for the avoidance of doubt, any Transportation Costs relating to that Rig;

“Mobilisation Fees” means, in relation to a Rig, any amount actually received by the Borrower in respect of the Mobilisation Costs of that Rig, as contemplated by clause 5.1.1 of the Charter to which that Rig is subject;

“month” means a period beginning in one calendar month and ending in the relevant later calendar month on the day numerically corresponding to the day of the calendar month in which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such later calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in such later calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“Mortgages” means the Rig A Mortgage and the Rig B Mortgage, and “Mortgage” means either of them;

“NCC” means the Netherlands Civil Code (Burgerlijk Wetboek);

“Non-Payment Event” means that the Charterer fails to pay the relevant Charter Rate in full under the relevant Charter when due other than where the reduced or suspended payment of that Charter Rate arises as a result of:

(a)	deductions permitted by that Charter as a consequence of the occurrence of a Force Majeure Event;

(b)	deductions permitted by that Charter as a consequence of the occurrence of a Charter Rate Reduction Event or Exemption from Payment Event (whether or not the amount of such deduction is disputed), in each case relating to that Charter;

(c)	deductions which are made by the Charterer following the occurrence of an event or circumstance alleged by the Charterer to be a Charter Rate Reduction Event, Exemption from Payment Event or a Force Majeure Event, in each case relating to that Charter, where the classification of that event or circumstance as a Charter Rate Reduction Event, an Exemption from Payment Event or a Force Majeure Event is disputed by the Borrower; and

(d)	other deductions made by the Charterer which are disputed by the Borrower as not being validly or properly made or which the Borrower contends are not permitted by the relevant Charter,

provided that in order for such disputed deductions referred to in (c) or (d) above to be disregarded for the purpose of establishing whether a Non-Payment Event has occurred, the Facility Agent (acting after consultation with, and on the instructions of, the Majority Lenders in their absolute discretion) must be satisfied that such disputed deductions (i) are not material or (ii) are not applied or levied on a consistent basis by the Charterer or (iii) are based on reasonable commercial practices (having due regard to the terms of the relevant Charter);

“Notice of Assignment” means, as the context may require, a notice of assignment in the form set out in the relevant Part of Schedule 1 to the General Assignment or the Sponsor Assignment or a notice of assignment in such form and terms as the Facility Agent may reasonably require (which may incorporate an acknowledgement thereof);

“Off Hire Allowance” means:

(a)	the period of five (5) days in each contractual year during which Charter Rate (at the wait rate) shall be paid notwithstanding any interruption in the operation of the Rig which occurs as a consequence of the docking of that Rig as described in clause 4.13 of the Rig A Charter in the case of Rig A, and paragraph 3 of Attachment II to the Rig B Charter in the case of Rig B; or

(b)	in relation to Rig B only, the period of thirty (30) minutes in each day during which Charter Rate (at the wait rate) for that Rig shall be paid notwithstanding any interruption in the operation of Rig B which occurs as a consequence of the lubrication of Rig B as described in paragraph 4 of Attachment II to the Rig B Charter;

“OIM” means, in relation to a Rig, the offshore installation manager of that Rig;

“Olinda Star Financing” means the finance to be extended for the acquisition and upgrade of the Olinda Star Semi-Submersible Drilling Rig which once completed will be able to operate up to 1,100 water depth and will be chartered to the Charterer;

“Operational Covenants” means:

(a)	clause 10.2.2 (Authorisations), clause 10.2.6 (Action of the Borrower) and clause 10.2.7 (Compliance with laws and regulations) of the Project Loan Agreement;

(b)	clause 14.2.2 (Authorisations and Licences), clause 14.2.5 (Information concerning the Project), clause 14.2.7 (Action of the DPP Parties), clause 14.2.8 (Compliance with laws and regulations), clause 14.2.18 (Project Manager), clause 14.2.20 (Further Assurance), clause 14.2.22 (Security Rights), clause 14.2.23 (Enforcement of Security), clause 14.2.24 (Operator) and clause 14.4 (Technical Adviser) of the Deed of Proceeds and Priorities;

(c)	clause 8.2.2 (Authorisations and Licences), clause 8.2.5 (Action of the Parent Sponsor), clause 8.2.6 (Compliance with laws and regulations), clause 8.2.11 (Further Assurance), clause 8.2.12 (Security Rights) and clause 8.2.13 (Enforcement of Security) of the Deed of Covenant;

(d)	clause 8.2.2 (Authorisations and Licences), clause 8.2.4 (Information concerning the Project), clause 8.2.6 (Action of the Undertaking Parties), clause 8.2.7 (Compliance with laws and regulations), clause 8.2.15 (Project Manager), clause 8.2.17 (Further Assurance), clause 8.2.19 (Security Rights), clause 8.2.20 (Enforcement of Security), clause 8.2.21 (the Operator) and clause 11 of the Deed of Undertaking;

(e)	clause 5.1.9, clause 5.1.10, clause 5.1.13, clause 5.1.15, clause 7 (Covenants in relation to the Rigs and Charters) and clause 9 (Insurance Provisions) of the General Assignment; and

(f)	clause 5.1.7, clause 5.1.8 and clause 5.1.11 of the Sponsor Assignment;

“Operations Rates” means the Rig A Operations Rate and the Rig B Operations Rate, and “Operations Rate” means either of them;

“Option Agreements” means the First Option Agreement and the Second Option Agreement, and “Option Agreement” means either of them;

“Original Financial Statements” means:

(a)	in relation to the Parent Sponsor, its consolidated audited financial statements for its Financial Year ended 31 December, 2006;

(b)	in relation to the Sponsor and Constellation, its consolidated audited financial statements for its Financial Year ended 31 December, 2006; and

(c)	in relation to the Borrower and each of the Rig Owners, its audited financial statements for its Financial Year ended 31 December, 2006;

“Original Schedule of Minimum Repayment Amounts” means Schedule 6 of this Agreement;

“Parent Sponsor” means Queiroz Galvão S.A., a company organised under the laws of Brazil, with its registered office at Av Rio Branco, 156, room 3001-part, Rio de Janeiro, RJ;

“Parent Sponsor Letter” means the letter dated on or about the date hereof and made between the Parent Sponsor and the Security Trustee referring to, among other things, BGN Participações S.A.;

“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union;

“Partnership Interest Option Agreement” means the call option agreement dated on or about the date hereof between Constellation, Mimosa, Becrux, Centaurus and Mimosa Finance CV, in the Agreed Form;

“Performance Period” means, in relation to a Rig, the period of twelve (12) months commencing on the Charter Date of Acceptance of that Rig provided that if, during that twelve (12) month period (“Initial Period”) the Rig Owner which is the owner of that Rig, the Borrower, the Sponsor and/or that Rig has not performed as contemplated in clause 9.2.1(a) or (b) of the Deed of Undertaking, as the case may be, the Performance Period in relation to that Rig shall terminate on the later to occur of the date of expiry of that Initial Period and the date on which each of the following conditions are satisfied: (i) during the period of forty five (45) days ending on that date, the amount of Charter Rate being paid daily by the Charterer in respect of that Rig was, on average, not less than ninety five per cent. (95%) of the full Charter Rate applicable to that Rig provided that, for the purposes of calculating that forty five (45) day period and that ninety five per cent. (95%) figure, any day on which the provisions of Ref 104 (Wait Rate) or Ref 105 (Movement Rate) of Attachment II of the Charter relating to the relevant Rig are applicable shall be ignored, and provided further that, in relation to the calculation of the ninety five per cent. (95%) figure in respect of Rig A, any payment made pursuant to the provisions of Ref 103(a) (Rate Addition) or Ref 103(b) (Global Performance Bonus) of Attachment II of the Rig A Charter shall be taken into account; and (ii) during the period of forty five (45) days referred to in sub-paragraph (i), that Rig was being continuously operated pursuant to the Charter applicable to that Rig at the direction of the Charterer;

“Performance Standards” means IFC’s Performance Standards on Social & Environmental Sustainability, dated April 30, 2006, copies of which have been delivered to and receipt of which have been acknowledged by the Sponsor;

“Period of Off Hire” means, in relation to a Rig, any period during which an Exemption from Payment Event under the Charter relating to that Rig has occurred and is continuing;

“Permitted Amendment” means:

(a)	any amendment to the Project Documents or any of them by way of change order or written amendment which relates to matters of a purely technical and/or operational nature and which would not, or would not reasonably be expected to:

(i)	require the Borrower or other Security Party to effect or otherwise result in a material structural alteration to the relevant Rig or affect the safety or structural integrity thereof;

(ii)	result in any change in the amount, calculation, method or timing of payment of the Charter Rate and any rate addition or performance bonus or fines relating to the relevant Rig or Management Fees relating to the relevant Project;

(iii)	result in any change in the method of the measurement of the performance by the relevant Rig, the Borrower and/or the Rig Owner which is the owner of the relevant Rig;

(iv)	result in any increase in the total aggregate amount payable under any Project Document by more than the lower of twelve million five hundred thousand Dollars ($12,500,000) and ten per cent. (10%) of that total aggregate amount and/or result in any total aggregate delay in the expected Date of Yard Acceptance or Charter Date of Acceptance of the Rig the subject of that Project Document in excess of forty five (45) days or delay the expected Charter Date of Acceptance beyond, in the case of Rig A, 31 December, 2010 or, in the case of Rig B, 31 December, 2009;

(v)	result in any change to the termination provisions thereof;

(vi)	result in any change to the definition of force majeure or the application of the force majeure provisions therein;

(vii)	result in an extension of the period during which the Borrower or other Security Party has obligations thereunder and/or the date by which the relevant Project Counterparty is obliged to have performed any of its obligations thereunder;

(viii)	result in any change to the insurance requirements thereof or the introduction of new insurance limits or requirements therein;

(b)	any waiver or consent under or in respect of the documents comprising the Rig Rights which would not adversely affect (i) the amount or timing of receipt of any proceeds in respect of the Rig Rights or (ii) the rights or interests of the Beneficiaries or any of them therein;

(c)	any amendment permitted under clause 14.3.2 of the Deed of Proceeds and Priorities;

(d)	any extension of the term of a Charter;

“Permitted Encumbrance” means:

(a)	any Encumbrance in favour of the Security Trustee and/or any of the Beneficiaries created pursuant to the Security Documents;

(b)	any lien arising in the ordinary course of business or operation of a Rig by statute or by operation of law in respect of obligations which are not overdue or which are being contested in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided) so long as any such proceedings or the continued existence of such lien do not in the opinion of the Facility Agent involve any likelihood of the sale, forfeiture or loss of, or of any interest in, that Rig or any Total Loss Proceeds relating to that Rig;

(c)	any Encumbrance arising out of any claims, judgments, or awards against a Security Party which are being contested in good faith by that Security Party or which are the subject of a pending appeal (and for the payment of which adequate reserves have been provided) so long as any such claims, judgments or awards or the continued existence of such Encumbrance do not in the reasonable opinion of the Facility Agent involve any likelihood of the sale, forfeiture or loss of, or of any interest in, a Rig or any Total Loss Proceeds relating to that Rig; and

(d)	Permitted Liens;

“Permitted Interest Payments” means any payments which a Rig Owner is required to make to the Hedging Provider pursuant to the terms of the Hedging Agreement to which that Rig Owner is a party (subject always to any terms thereof permitting the netting, between that Rig Owner and the Hedging Provider, of amounts based upon, on the one hand, a floating interest rate and, on the other hand, the Fixed Rate) (each a “Permitted Interest Payment”);

“Permitted Liens” means, in relation to a Rig:

(a)	any repairer’s or outfitter’s possessory lien for a sum in aggregate at any time not (except with the prior written consent of the Facility Agent) exceeding fifteen million Dollars ($15,000,000) and, during the period until the date on which that Rig is delivered to the Rig Owner which is the owner of that Rig by the relevant Builder under the Construction Contract relating to that Rig, shall include (i) any possessory lien of that Builder, and (ii) any contractual title retention arrangement pursuant to any contract, agreement or arrangement entered into in relation to a Project which is not a Material Contract;

(b)	any lien on that Rig for master’s, OIM’s, officer’s or crew’s wages arising in accordance with usual maritime practice which are not overdue; and

(c)	any lien for salvage;

“Place of Construction” means, in relation to Rig A, Singapore and, in relation to Rig B, Abu Dhabi;

“Port of Registry” means, in relation to a Rig, the port in the Flag State in relation to that Rig where that Rig is from time to time registered;

“Power of Attorney” means, in relation to a Rig, the security power of attorney granted by the Borrower or the Rig Owner which is the owner of that Rig to the Security Trustee (on behalf of the Beneficiaries), pursuant to which the Borrower and that Rig Owner appoints or, as the context may require, will appoint the Security Trustee as its attorney for the purposes of, inter alia, effecting the termination of the Charters and the repossession of that Rig in the Agreed Form;

“Pre-Completion Guarantee” means the guarantee and indemnity in the Agreed Form granted or, as the context may require, to be granted jointly and severally by the Parent Sponsor, Sponsor and Constellation in favour of the Security Trustee;

“Pre-Completion Guarantee Letter of Credit” means any irrevocable and unconditional first demand letter of credit or bank guarantee provided pursuant to paragraph 12 of Part 2 of Schedule 3 which:

(a)	is for an aggregate amount of one hundred million Dollars (US$100,000,000) (provided that, upon the occurrence of the Completion Date of one (but not both) Rig and on the further condition that at that time the projected Project Cost Over Run in relation to the Project related to the Rig in respect of which the Completion Date has not occurred does not exceed fifty million Dollars ($50,000,000), the aggregate amount available for drawing may be reduced to fifty million Dollars ($50,000,000));

(b)	is for a duration of at least one (1) year and is to be automatically renewed until the Pre-Completion Guarantee Release Date and thereafter is to be automatically released;

(c)	provides for thirty (30) days’ prior written notice to the Security Trustee prior to its date of expiry if it has not been renewed, extended or replaced by the issuing bank thereof;

(d)	provides for payments to be made thereunder, at sight, in US Dollars;

(e)	permits multiple drawings up to the full amount available for drawing thereunder;

(f)	is issued by a bank acceptable to the Facility Agent and at least rated BBB-, in the case of any bank based outside of Brazil, or at least BB in the case of any bank within Brazil, in each case by Standard & Poors or the equivalent thereof in the case of any other ratings agency;

(g)	is issued to the Security Trustee;

(h)	secures the obligations of the Parent Sponsor under the Pre-Completion Guarantee; and

(i)	is in a form and on terms approved by the Security Trustee;

“Pre-Completion Guarantee Proceeds” means any proceeds of the Pre-Completion Guarantee;

“Pre-Completion Guarantee Release Date” means the date upon which the Pre-Completion Guarantee is released and discharged unconditionally by the Security Trustee in accordance with clause 2.13 of the Pre-Completion Guarantee;

“Principal Advance” means each Advance, other than an Interest Advance, Swap Advance or an Intercompany Interest Advance;

“Principal Balance” means, in relation to an Intercompany Loan, the principal outstanding under that Intercompany Loan as of the date of the Drawdown Notice for the First Advance of the Facility which finances the Advance Bareboat Hire of the Rig owned by the Rig Owner to which that Intercompany Loan has been advanced, as evidenced to and agreed by the Facility Agent;

“Principal Bareboat Hire” means, in relation to Rig A, Rig A Principal Bareboat Hire and, in relation to Rig B, Rig B Principal Bareboat Hire;

“Principal Facility Limits” means the Rig A Principal Facility Limit and the Rig B Principal Facility Limit, and “Principal Facility Limit” means either of them;

“Proceeds” means the Rig A Proceeds and the Rig B Proceeds and all and any other monies, property and other assets representing or deriving from all or any of the Secured Property and the Collateral which does not fall within the definition of Rig A Proceeds or Rig B Proceeds or, as the context may require, any of them;

“Proceeds A Account” means the interest bearing Dollar account in the joint names of the Borrower and the Rig A Owner opened or, as the context may require, to be opened with the Account Bank designated “Proceeds A Account”, with account number 02 00 35 551 and includes any redesignation and sub-accounts thereof;

“Proceeds A Account Receivables” means:

(a)	all Rig A Proceeds;

(b)	all Liquidated Damages payable to the Rig A Owner or in respect of Rig A;

(c)	all other amounts which are from time to time required, pursuant to the terms of the Facility Documents, to be deposited in the Proceeds A Account;

“Proceeds Account” means, in relation to Rig A, the Proceeds A Account and, in relation to Rig B, the Proceeds B Account and “Proceeds Accounts” means each of them;

“Proceeds Account Receivables” means the Proceeds A Account Receivables and the Proceeds B Account Receivables or, as the context may require, any of them;

“Proceeds Application Event” means, in relation to a Facility:

(a)	the occurrence of a Termination Date; or

(b)	the Borrower becomes obliged to pre-pay that Facility pursuant to any provision of clause 6.4 and 6.5;

“Proceeds B Account” means the interest bearing Dollar account in the joint names of the Borrower and the Rig B Owner opened or, as the context may require, to be opened by with the Account Bank designated “Proceeds B Account”, with account number 02 00 33 508 and includes any redesignation and sub-accounts thereof;

“Proceeds B Account Receivables” means:

(a)	all Rig B Proceeds;

(b)	all Liquidated Damages payable to the Rig B Owner or in respect of Rig B; and

(c)	all other amounts which are from time to time required, pursuant to the terms of the Facility Documents, to be deposited in the Proceeds B Account;

“Professional Market Party” means a professional market party (“professionele marktpartij”) within the meaning of the AFS and any regulation promulgated thereunder from time to time;

“Project A Account” means the interest bearing Dollar account in the joint names of the Borrower and the Rig A Owner opened or, as the context may require, to be opened with the Account Bank designated “Project A Account”, with account number 02 00 35 047 and includes any redesignation and sub-accounts thereof;

“Project A Account Receivables” means:

(a)	all Earnings (other than Mobilisation Fees and Swap Receipts) relating to Rig A and/or payable to the Rig A Owner or the Borrower in respect of Rig A and/or the Rig A Hedging Agreements, received prior to the Initial Charter Hire Date relating to Rig A or, in the case of Rig A Advance Bareboat Hire, received prior to the end of the Rig A Availability Period in respect of the Rig A Facility;

(b)	all Rig A Principal Advances, Rig A Swap Advances and the Rig A Intercompany Interest Advance;

(c)	all Equity provided to the Borrower to enable the Borrower to meet its obligations under the Transaction Documents, including without limitation, in respect of the payment of Rig A Advance Bareboat Hire; and

(d)	all other amounts which are from time to time required, pursuant to the terms of the Facility Documents to be deposited in the Project A Account;

“Project Account Receivables” means the Project A Account Receivables and the Project B Account Receivables or, as the context may require, any of them;

“Project Accounts” means the Project A Account and the Project B Account and “Project Account” means either of them;

“Project B Account” means the interest bearing Dollar account in the joint names of the Borrower and the Rig B Owner opened or, as the context may require, to be opened with the Account Bank designated “Project B Account”, with account number 02 00 27 400 and includes any redesignation and sub-accounts thereof;

“Project B Account Receivables” means:

(a)	all Earnings (other than Mobilisation Fees and Swap Receipts) relating to Rig B and/or payable to the Rig B Owner or the Borrower in respect of Rig B and/or the Rig B Hedging Agreements, received prior to the Initial Charter Hire Date relating to Rig B or, in the case of the Rig B Advance Bareboat Hire, received prior to the end of the Rig B Availability Period in respect of the Rig B Facility;

(b)	all Rig B Principal Advances, Rig B Swap Advances and the Rig B Intercompany Interest Advance;

(c)	all Equity provided to the Borrower to enable the Borrower to meet its obligations under the Transaction Documents including, without limitation, in respect of the payment of Rig B Advance Bareboat Hire; and

(d)	all other amounts which are from time to time required, pursuant to the terms of the Facility Documents to be deposited in the Project B Account;

“Project Cost” means in relation to the Rig A Owner and Rig A, the Rig A Project Cost, and in relation to Rig B Owner and Rig B, the Rig B Project Cost;

“Project Cost Balance” means, in relation to a Rig, the Project Cost in respect of that Rig minus the Principal Balance of the Intercompany Loan made to the Rig Owner which is the owner of that Rig;

“Project Cost Over Run” means:

(a)	in relation to the Rig A Project, the Project Costs for that Project exceed or will exceed the amount of four hundred and sixty million eight hundred thousand Dollars ($460,800,000) or such larger amount as the Facility Agent (acting on the instructions of the Majority Lenders) may agree or, in relation to the Rig B Project, the Project Costs for that Project exceed or will exceed the amount of four hundred and sixty million Dollars ($460,000,000) or such larger amount as the Facility Agent (acting on the instructions of the Majority Lenders) may agree; or

(b)	in relation to the Rig A Facility, the aggregate of interest and Commitment Fee payable in relation thereto plus the amount of the Rig A Intercompany Interest Advance, exceeds or will exceed the Rig A Interest Facility Limit; or

(c)	in relation to the Rig B Facility, the aggregate of interest and Commitment Fee payable in relation thereto plus the amount of the Rig B Intercompany Interest Advance, exceeds or will exceed the Rig B Interest Facility Limit; or

(d)	in relation to a Rig, the aggregate of the Mobilisation Costs relating to that Rig exceed the Mobilisation Fees relating to that Rig; or

(e)	in relation to a Rig, the aggregate of the Charter Compensation relating to that Rig exceeds the Liquidated Damages relating to that Rig;

“Project Counterparties” means together:

(a)	the Charterer;

(b)	each of the Rig Owners;

(c)	the Sponsor;

(d)	each of the Builders;

(e)	each party (other than a Security Party) to any Material Contract;

(f)	the issuing bank of the Rig B Construction Standby Letter of Credit;

(g)	the guarantor under the Rig B Builder Parent Guarantee; and

(h)	the guarantor under the Rig A Builder Parent Guarantee,

and “Project Counterparty” means any of them;

“Project Documents” means the Rig A Project Documents and the Rig B Project Documents, and “Project Document” means any of them;

“Project Expenditure Certificate” means a certificate in the form and terms set out in Schedule 10 to this Agreement;

“Projects” means the Rig A Project and the Rig B Project, and “Project” means either of them;

“Quarter Date” means each 31 January, 30 April, 31 July and 31 October;

“Quarter Period” means each period commencing upon the day following a Quarter Date up to and including the next following Quarter Date;

“Quotation Day” means a day (other than Saturday or Sunday) on which banks are open for normal banking business in London;

“Receipts” means, in relation to any Application Date, all (if any) amounts which are actually applied under clauses 5.2.1 to 5.2.7 (inclusive) of the Deed of Proceeds and Priorities on that Application Date (other than any amounts applied out of the Debt Service Reserve Account);

“Receivables Acknowledgements” means the Rig A Receivables Acknowledgement and the Rig B Receivables Acknowledgement and “Receivables Acknowledgement” means either of them;

“Receivables” means:

(a)	all Proceeds,

(b)	all Insurance Proceeds,

(c)	all Liability Insurance Proceeds,

(d)	all Loss of Earnings Proceeds,

(e)	all Earnings Account Receivables, and

(f)	all Debt Service Reserve Account Receivables,

but excluding, for the avoidance of doubt, any Termination Option Fee;

“Reference Banks” means, in relation to LIBOR, the head offices of ING Bank N.V., Calyon and Bayerische Hypo - und Vereinsbank AG and, in relation to the Mandatory Cost, means the principal London offices of ING Bank N.V., Calyon and Bayerische Hypo - und Vereinsbank AG;

“Regulatory Authority” means the Classification Society, The Panamanian Maritime Authority and each other applicable regulatory authority in Brazil (including, but not limited to (a) the Federal Revenue Secretariat (Customs) (a department of the Ministry of Finance) (b) Central Bank of Brazil, (c) DECEX - Department of Foreign Trade Operations, (d) National Council of Immigration, (e) Directorate of Ports and Coasts (f) IBAMA - Brazilian Institute of Environment and Natural Restorable Resources, (g) Ministry of Aeronautics and (h) ANVISA - National Board of Sanitary Vigilance) or in Panama or elsewhere or as the case may be, such other body carrying out the functions which are carried out by the Classification Society or The Panamanian Maritime Authority or such other body either in Brazil or in any other location in which the relevant Rig is operated;

“Related Company” in relation to any person means (i) any Subsidiary for the time being of such person, (ii) any company or other entity of which such person is for the time being a Subsidiary and (iii) any Subsidiary for the time being of any such person referred to in (ii) above;

“Relevant Environmental Claim” means, in relation to a Security Party, an Environmental Claim that has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against that Security Party or any of its Subsidiaries if, in the case of the Parent Sponsor and its Subsidiaries, the Sponsor and its Subsidiaries and Constellation and its Subsidiaries only, that Environmental Claim could if successful have a Material Adverse Effect;

“Relevant Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled or has a permanent establishment;

“Relevant Obligations” (i) of the Borrower, means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower to or in favour of the Beneficiaries (or any of them) under or pursuant to this Agreement and all other monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower or by any other Security Party to or in favour of the Beneficiaries (or any of them) or to the Security Trustee on their behalf under or pursuant to any other Transaction Document, and (ii) of any other Security Party, means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by that Security Party or by any other Security Party to or in favour of the Beneficiaries (or any of them) or to the Security Trustee on their behalf under and pursuant to any Facility Document and all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by that Security Party or by any other Security Party (including the Borrower) under or pursuant to any other Transaction Document;

“Relevant Substance” means and includes oil and its products and any other substance whatsoever (whether in a solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) or waste (as defined in the Environmental Protection Act 1990) which is capable of causing harm to man or any other living organism supported by the Environment, or damaging the Environment or public health or welfare and whose release into the Environment is regulated or prohibited by Environmental Law;

“Repeating Representations” means, for the purposes of this Agreement, clauses 9.1, 9.2, 9.3.2, 9.3.3, 9.4, 9.5, 9.6, 9.11, 9.13, 9.17, 9.18, 9.19, 9.20, 9.21, 9.22, 9.23, 9.24, 9.25, 9.27, 9.30, 9.31, 9.32, 9.33 and 9.34 of the Project Loan Agreement and for the purposes of the Deed of Proceeds and Priorities, means clauses 13.1, 13.2, 13.3.2, 13.3.3, 13.4, 13.5, 13.6, 13.11, 13.13, 13.16, 13.17, 13.18, 13.19, 13.20, 13.21, 13.22, 13.23, 13.24, 13.25, 13.27, 13.30, 13.31, 13.32, 13.33 and 13.34 of the Deed of Proceeds and Priorities;

“Replacement Schedule of Minimum Repayment Amounts” means any replacement Schedule of Minimum Repayment Amounts calculated by the Facility Agent in accordance with clause 6.8;

“Required Amount” for any Application Date relating to a Facility means the amount set out opposite that Application Date in the column referring to that Facility in the Schedule of Minimum Repayment Amounts applicable to that Facility and “Required Amounts” means any or all of them;

“Requisition Compensation” means, in relation to a Rig, all sums of money or other compensation from time to time payable during the Security Period by reason of the Compulsory Acquisition of that Rig;

“Restricted Proceeds” means, in relation to a Rig, any Insurance Proceeds or Rig Rights Proceeds relating to that Rig, if the full amount of the same exceeds the Casualty Amount;

“Rig A” means the semi submersible drilling rig more particularly described in the Rig A Construction Contract;

“Rig A Advance Bareboat Hire” means and includes all Rig A Principal Bareboat Hire, Rig A Equity Bareboat Hire, Rig A Swap Bareboat Hire and all Rig A Intercompany Interest Bareboat Hire paid to the Rig A Owner pursuant to clause 5.1 of the Rig A Bareboat Charter;

“Rig A Assigned Documents” means the Rig A Charter, the Rig A Bareboat Charter, the Rig A Construction Contract, the Rig A Hedging Agreements, each Material Contract relating to Rig A, the Management Agreement relating to Rig A, the Rig A Builder Parent Guarantee and each document pursuant to which the Rig A Owner or the Borrower has the benefit of any Rig Rights relating to Rig A;

“Rig A Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on the earliest to occur of:

(a)	in the case of the Rig A Facility:

(i)	31 December, 2010;

(ii)	the date falling ninety (90) days after the Rig A Charter Date of Acceptance;

(iii)	the Rig A Completion Date;

(b)	in the case of the Rig A Intercompany Principal Advance and the Rig A Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of any Rig A Interest Advance and any Rig A Swap Advance, the Initial Charter Hire Date relating to Rig A,

unless extended in writing by the Facility Agent (with consent of all Lenders) pursuant to clause 16.13.2;

“Rig A Bareboat Charter” means the Bareboat Charter relating to Rig A entered into between the Rig A Owner and the Borrower dated on or about the date hereof in the Agreed Form;

“Rig A Builder” means Keppel Fels Limited, a company organised and existing under the laws of the Republic of Singapore having its principal office at 50 Gul Road, Singapore 629351;

“Rig A Builder Parent Guarantee” means the guarantee issued by Keppel Offshore & Marine Ltd. in favour of the Rig A Owner pursuant to the Rig A Construction Contract and the side letter agreement dated on or about the date hereof between the Rig A Owner, Keppel Offshore & Marine Ltd and the Security Trustee;

“Rig A Charter” means the charter agreement no. 2050.0022588.06.2 entered into or to be entered into between the Borrower and the Charterer pursuant to which the Borrower agreed to charter Rig A and the Charterer agreed to take Rig A on charter, in form and substance acceptable to the Facility Agent and as amended from time to time with the prior written consent of the Facility Agent;

“Rig A Charter Date of Acceptance” means the date on which the Charterer accepts Rig A in accordance with the Rig A Charter and the Rig A Services Agreement, provided that the Borrower has complied with the last paragraph of clause 10.3.16;

“Rig A Charterer Acknowledgement” means the agreement (in the Agreed Form set out in Part 2 of Schedule 1 to the General Assignment) comprising a notice of assignment issued, or as the context may require, to be issued by the Borrower to the Charterer and copied to the Security Trustee pursuant to which, inter alia, the Borrower gives notice to the Charterer of the assignments relating to Rig A and the Rig A Charter on the part of the Borrower contained in the General Assignment and an acknowledgement of the notice of assignment issued or, as the context may require, to be issued by the Charterer to the Borrower and copied to the Security Trustee pursuant to which, inter alia (i) the Charterer consents to the assignments on the part of the Borrower (in so far as they relate to Rig A) pursuant to the General Assignment (unless the Borrower shall have previously obtained the consent of the Charterer to the assignment by the Borrower of its rights, benefits and interest in the receivables under the Rig A Charter and the Borrower shall have already provided the Security Trustee with evidence of such consent, in which case the Rig A Charterer Acknowledgement will not be required to contain a further consent to the assignment of receivables under the Rig A Charter on the part of the Borrower), (ii) the Charterer acknowledges the assignments on the part of the Borrower (in so far as they relate to Rig A) pursuant to the General Assignment, (iii) the Charterer agrees, subject to the terms of the Charterer Acknowledgement, to release Rig A following a termination of the Rig A Charter in accordance with clause 11.1 thereof and (iv) the Charterer consents to, and recognises the rights of the Beneficiaries to enforce the Rig A Mortgage and the assignments (in so far as they relate to Rig A) pursuant to the General Assignment, upon terms acceptable to the Majority Lenders;

“Rig A Charter Rate” means the full amount of that part of the daily rate payable under the Rig A Charter in Dollars, being initially one hundred and sixty thousand and eight hundred Dollars ($160,800);

“Rig A Commitment” means in relation to a Lender and at any relevant time the amount set out opposite its name in column “Rig A” of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced, in each case, by any relevant term of this Agreement;

“Rig A Completion Date” means the date upon which all of the conditions specified in clause 3.7.1 have been satisfied in full or, as the case may be, waived pursuant to clause 3.8;

“Rig A Construction Contract” means the building contract dated 22 July 2006 and made between the Rig A Builder and the Rig A Owner;

“Rig A Date of Yard Acceptance” means the date on which the Rig A Owner accepts Rig A in accordance with the Rig A Construction Contract provided the Borrower has performed its obligations under clause 10.3.16;

“Rig A Equity Bareboat Hire” means and includes all amounts paid to the Rig A Owner pursuant to clause 5.1.2 of the Rig A Bareboat Charter;

“Rig A Facility” means the loan facility available to the Borrower pursuant to this Agreement up to the Rig A Facility Limit in relation to Advance Bareboat Hire to be paid in respect of Rig A;

“Rig A Facility Limit” means an amount of three hundred and thirty-two million, thirty six thousand and four Dollars ($332,036,004) as the same may be reduced in accordance with any provision of this Agreement;

“Rig A Final Maturity Date” means the date falling seven (7) years after the earlier of (a) the Rig A Charter Date of Acceptance and (b) the last day of the Rig A Availability Period relating to the Rig A Facility;

“Rig A First Advance” means the first Rig A Principal Advance drawn down or to be drawn down by the Borrower after the date of this Agreement in accordance with clauses 3 and 4;

“Rig A Hedging Agreements” means (a) each of the two confirmations of interest rate swap dated 17 April, 2007, and (b) the International SWAPS and Derivatives Association Master Agreement entered into or, as the context may require, to be entered into, in each case between the Hedging Provider as interest hedging provider and the Rig A Owner as counterparty and includes any schedule to that Master Agreement and any confirmation issued under that Master Agreement, and includes any replacement or amendment thereof approved by the Lenders in accordance with clause 14.3.2 of the Deed of Proceeds and Priorities;

“Rig A Intercompany Loan” means the aggregate principal amount advanced to the Rig A Owner pursuant to the Rig A Intercompany Loan Agreement;

“Rig A Intercompany Interest Advance” means the Advance permitted in accordance with and made pursuant to clause 4.1 as an Intercompany Interest Advance and as part of the Rig A Facility;

“Rig A Intercompany Interest Bareboat Hire” means and includes all amounts paid to the Rig A Owner pursuant to clause 5.1.3 of the Rig A Bareboat Charter;

“Rig A Intercompany Loan Agreement” means the loan agreement dated 10 June, 2006 and the amendment thereto dated 12 July 2007, and made between Constellation and the Rig A Owner pursuant to which Constellation agreed to advance certain amounts to the Rig A Owner in order to finance Rig A Project Costs;

“Rig A Intercompany Principal Advance” means the Rig A Principal Advance drawn or to be drawn down by the Borrower on or after the Intercompany Loan Repayment Date of the Intercompany Loan made to the Rig A Owner referred to in clause 4.1.2(a);

“Rig A Intercompany Principal Bareboat Hire” means the amount paid to the Rig A Owner pursuant to clause 5.1.1 of the Rig A Bareboat Charter equivalent to the amount of the Rig A Intercompany Principal Advance;

“Rig A Interest Advance” means each advance in respect of interest and/or Commitment Fee made to the Borrower in respect of and as part of the Rig A Facility, as permitted in accordance with, and deemed made pursuant to, clause 4.2;

“Rig A Interest Facility Limit” means an amount of forty four million, five hundred and thirty six thousand and four Dollars ($44,536,004), as the same may be reduced in accordance with any provision of this Agreement;

“Rig A Loan” at any time, means the aggregate of the Advances drawn down or made or deemed to be drawn down or made under the Rig A Facility which remain outstanding at that time;

“Rig A Margin Reduction Date” means the date on which each of the conditions specified in paragraphs 2, 5, 7(a), (b) and (c), 11 and 12 of Part 5 of Schedule 3 have been satisfied in full in relation to Rig A, the Rig A Charter, the Rig A Owner, the Rig A Services Agreement and the Rig A Bareboat Charter, as applicable;

“Rig A Mortgage” means the first priority mortgage over Rig A executed or to be executed by the Rig A Owner in favour of the Security Trustee and registered or to be registered against Rig A in accordance with all applicable law in the Flag State of Rig A and in Brazil;

“Rig A Operations Rate” means the full amount of the daily rate and any other amounts payable under the Rig A Services Agreement in Brazilian Reals;

“Rig A Owner” means Gold Star Equities Ltd., a company incorporated under the laws of the British Virgin Islands, with company number 1031368, and with its principal office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Rig A Owner Share Pledge” means the share pledge over the whole of the issued share capital of the Rig A Owner executed or to be executed by Constellation in favour of the Security Trustee;

“Rig A Principal Advance” means each Advance made under the Rig A Facility, other than a Rig A Interest Advance, Rig A Swap Advance and the Rig A Intercompany Interest Advance;

“Rig A Principal Bareboat Hire” means and includes all amounts paid to the Rig A Owner pursuant to clause 5.1.1 of the Rig A Bareboat Charter;

“Rig A Principal Facility Limit” means an amount of two hundred and eighty seven million and five hundred thousand Dollars ($287,500,000), as the same may be reduced pursuant to any provision of this Agreement;

“Rig A Proceeds” means:

(a)	all Final Disposition Proceeds relating to Rig A,

(b)	all Total Loss Proceeds and Restricted Proceeds relating to Rig A,

(c)	all Requisition Compensation relating to Rig A,

(d)	following the occurrence of an Event of Default, all Earnings A Account Receivables, all Debt Service Reserve Account Receivables, all Proceeds A Account Receivables, all Project A Account Receivables and all Loss of Earnings Proceeds relating to Rig A,

(e)	all and any other monies, property and other assets representing or deriving from all or any of the Secured Property and the Collateral, to the extent the same relates to Rig A, the Rig A Owner and/or the obligations of the Borrower in relation to the Rig A Facility, other than any Termination Option Fee relating to Rig A;

“Rig A Project” means the construction of Rig A in accordance with the Rig A Construction Contract and all other Material Contracts relating to Rig A, including, without limitation, so that Rig A complies with the Specifications relating to Rig A, and the transportation or movement of Rig A from its Place of Construction to its initial Approved Location in a condition which satisfies the requirements of the Rig A Charter;

“Rig A Project Cost” means, at any time, the costs of the completion of the Rig A Project (being costs identified in relation to the Rig A Project in the most recent Budget at that time, which will include, for the avoidance of doubt, the amount of any Project Cost Over Run in relation to the Rig A Project at that time, any Transportation Costs relating to Rig A and any Management Fees relating to the Rig A Project, but shall exclude any Mobilisation Costs relating to Rig A);

“Rig A Project Documents” means the Rig A Construction Contract, each Material Contract relating to Rig A, the Rig A Services Agreement, the Rig A Charter, the Rig A Bareboat Charter, the Rig A Builder Parent Guarantee, the Management Agreement (in so far as it relates to the Rig A Project and/or the Rig A Owner) and, in so far as such documents relate to the Rig Rights relating to Rig A, the documents described in more detail in schedule 7 hereto and any change orders or other deed, document, agreement or instrument amending, varying, supplementing, ratifying, confirming, extending or renewing any of the foregoing documents or any of the terms and conditions thereof or consenting to the amendment or variation of the terms and conditions thereof;

“Rig A Receivables Acknowledgement” means the acknowledgement issued or to be issued by the Charterer to the Security Trustee in respect of the assignment by the Borrower of all receivables under the Rig A Charter pursuant to the General Assignment, in the Agreed Form set out in Part 6 of Schedule 1 of the General Assignment;

“Rig A Services Agreement” means the service contract entered into or to be entered into between the Sponsor and the Charterer relating to Rig A;

“Rig Assigned Property” means, in relation to a Rig, all the right, title, interest and benefit of the Borrower and/or the Rig Owner which is the owner of that Rig (present and future, actual or contingent) in, to and in connection with:

(a)	the Rig Rights;

(b)	the Earnings;

(c)	the Insurances;

(d)	the Assigned Documents in so far as they relate to that Rig;

(e)	any Requisition Compensation; and

(f)	the Hedging Agreements;

in each case relating to or of that Rig;

“Rig A Subsequent Advance” means any Rig A Principal Advance drawn down or to be drawn down by the Borrower after the Drawdown Date for the Rig A First Advance in accordance with clauses 3 and 4 (and includes the Rig A Intercompany Principal Advance);

“Rig A Swap Advance” means each Advance corresponding to a Swap Payment under the Rig A Hedging Agreements permitted in accordance with, and made pursuant to, clause 4.1 as a Rig A Swap Advance and as part of the Rig A Facility;

“Rig A Swap Bareboat Hire” means and includes all amounts paid to the Rig A Owner pursuant to clause 5.1.4 of the Rig A Bareboat Charter;

“Rig A Swap Rebate” means and includes all amounts corresponding to Swap Receipts rebated to the Borrower by the Rig A Owner pursuant to clause 5.6.2 of the Rig A Bareboat Charter;

“Rig A Total Commitments” means at any relevant time the total of the Rig A Commitments of all the Lenders at such time;

“Rig B” means the semi-submersible drilling rig more particularly described in the Rig B Construction Contract;

“Rig B Advance Bareboat Hire” means and includes all Rig B Principal Bareboat Hire, Rig B Equity Bareboat Hire, Rig B Swap Bareboat Hire and all Rig B Intercompany Interest Bareboat Hire paid to the Rig B Owner pursuant to clause 5.1 of the Rig B Bareboat Charter;

“Rig B Assigned Documents” means the Rig B Charter, the Rig B Bareboat Charter, the Rig B Construction Contract, the Rig B Hedging Agreements, the Rig B Construction Standby Letter of Credit, the Rig B Builder Parent Guarantee, each Material Contract relating to Rig B, the Management Agreement relating to Rig B and each document pursuant to which the Rig B Owner has the benefit of any Rig Rights relating to Rig B;

“Rig B Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on the earliest to occur of:

(a)	in the case of the Rig B Facility:

(i)	31 December, 2009;

(ii)	the date falling ninety (90) days after the Rig B Charter Date of Acceptance;

(iii)	the Rig B Completion Date;

(b)	in the case of the Rig B Intercompany Principal Advance and the Rig B Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of any Rig B Interest Advance and any Rig B Swap Advance, the Initial Charter Hire Date relating to Rig B,

unless extended in writing by the Facility Agent (with consent of all Lenders) pursuant to clause 16.13.2;

“Rig B Bareboat Charter” means the Bareboat Charter entered, or to be entered, into in relation to Rig B between the Rig B Owner and the Borrower in the Agreed Form;

“Rig B Builder” means Single Buoy Moorings Inc., a company organised and existing under the laws of Switzerland having its principal office is at 5, Route de Fribourg, 1723 Marly 1, Switzerland;

“Rig B Builder Parent Guarantee” means the guarantee issued by SBM Holdings Inc. S.A. in favour of the Rig B Owner pursuant to the Rig B Construction Contract;

“Rig B Charter” means the charter agreement no. 2050.0022643.06.2 entered into or to be entered into between the Borrower and the Charterer as charterer pursuant to which the Borrower agreed to charter Rig B and the Charterer agreed to take Rig B on charter, in form and substance acceptable to the Facility Agent and as amended from time to time with the prior written consent of the Facility Agent;

“Rig B Charter Date of Acceptance” means the date on which the Charterer accepts Rig B in accordance with the Rig B Charter and the Rig B Services Agreement, provided that the Borrower has complied with the last paragraph of clause 10.3.16;

“Rig B Charterer Acknowledgement” means the agreement (in the Agreed Form set out in Part 2 of Schedule 1 to the General Assignment) comprising a notice of assignment issued, or as the context may require, to be issued by the Borrower to the Charterer and copied to the Security Trustee pursuant to which, inter alia, the Borrower gives notice to the Charterer of the assignments relating to Rig B and the Rig B Charter on the part of the Borrower contained in the General Assignment and an acknowledgement of the notice of assignment issued or, as the context may require, to be issued by the Charterer to the Borrower and copied to the Security Trustee pursuant to which, inter alia (i) the Charterer consents to the assignments on the part of the Borrower (in so far as they relate to Rig B) pursuant to the General Assignment (unless the Borrower shall have previously obtained the consent of the Charterer to the assignment by the Borrower of its rights, benefits and interest in the receivables under the Rig B Charter and the Borrower shall have already provided the Security Trustee with evidence of such consent, in which case the Rig B Charterer Acknowledgement will not be required to contain a further consent to the assignment of receivables under the Rig B Charter on the part of the Borrower), (ii) the Charterer acknowledges the assignments on the part of the Borrower (in so far as they relate to Rig B) pursuant to the General Assignment, (iii) the Charterer agrees, subject to the terms of the Charterer Acknowledgement, to release Rig B following a termination of the Rig B Charter in accordance with clause 11.1 thereof and (iv) the Charterer consents to, and recognises the rights of the Beneficiaries to enforce the Rig B Mortgage and the assignments (in so far as they relate to Rig B) pursuant to the General Assignment, upon terms acceptable to the Majority Lenders;

“Rig B Charter Rate” means the full amount of that part of the daily rate payable under the Rig B Charter in Dollars, being initially three hundred and eleven thousand and seven hundred and sixty Dollars ($311,760);

“Rig B Commitment” means in relation to a Lender at any relevant time the amount set out opposite its name in column “Rig B” of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced, in each case, by any relevant term of this Agreement;

“Rig B Completion Date” means the date upon which all of the conditions specified in clause 3.7.2 have been satisfied in full or, as the case may be, waived pursuant to clause 3.8;

“Rig B Construction Contract” means the turnkey agreement dated 7 September 2006 and made between the Rig B Owner and the Rig B Builder;

“Rig B Construction Standby Letter of Credit” means the letter of credit issued in favour of the Rig B Owner, pursuant to clause 3 of the Rig B Construction Contract;

“Rig B Date of Yard Acceptance” means the date on which the Rig B Owner accepts Rig B in accordance with the Rig B Construction Contract, provided that the Borrower has performed its obligations under clause 10.3.16;

“Rig B Equity Bareboat Hire” means and includes all amounts paid to the Rig B Owner pursuant to clause 5.1.2 of the Rig B Bareboat Charter;

“Rig B Facility” means the loan facility available to the Borrower pursuant to this Agreement up to the Rig B Facility Limit in relation to Advance Bareboat Hire to be paid in respect of Rig B;

“Rig B Facility Limit” means an amount of four hundred and seventy-eight million, one hundred and thirty one thousand, eight hundred and forty six Dollars ($478,131,846) as the same may be reduced in accordance with any provision of this Agreement;

“Rig B Final Maturity Date” means the date falling five (5) years after the earlier of (a) the Rig B Charter Date of Acceptance and (b) the last day of the Rig B Availability Period relating to the Rig B Facility;

“Rig B First Advance” means the first Rig B Principal Advance drawn down or to be drawn down by the Borrower after the date of this Agreement in accordance with clauses 3 and 4;

“Rig B Hedging Agreements” means (a) each of the two confirmations of interest rate swap dated 17 April, 2007, and (b) the International SWAPS and Derivatives Association Master Agreement entered into or, as the context may require, to be entered into, in each case between the Hedging Provider as interest hedging provider and the Rig B Owner as counterparty and includes any schedule to that Master Agreement and any confirmation issued under that Master Agreement, and includes any replacement or amendment thereof approved by the Lenders in accordance with clause 14.3.2 of the Deed of Proceeds and Priorities;

“Rig B Intercompany Interest Advance” means the Advance permitted in accordance with and made pursuant to clause 4.1 as an Intercompany Interest Advance and as part of the Rig B Facility;

“Rig B Intercompany Interest Bareboat Hire” means and includes all amounts paid to the Rig B Owner pursuant to clause 5.1.3 of the Rig B Bareboat Charter;

“Rig B Intercompany Loan” means the aggregate principal amount advanced to the Rig B Owner pursuant to the Rig B Intercompany Loan Agreement;

“Rig B Intercompany Loan Agreement” means the loan agreement dated 17 July 2006 and the amendment thereto dated 12 July 2007 and made between Constellation and the Rig B Owner pursuant to which Constellation agreed to advance certain amounts to the Rig B Owner in order to finance Rig B Project Costs;

“Rig B Intercompany Principal Advance” means the Rig B Principal Advance drawn or to be drawn down by the Borrower on or after the Intercompany Loan Repayment Date of the Intercompany Loan made to the Rig B Owner referred to in clause 4.1.2(b);

“Rig B Intercompany Principal Bareboat Hire” means the amount paid to the Rig B Owner pursuant to clause 5.1.1 of the Rig B Bareboat Charter equivalent to the amount of the Rig B Intercompany Principal Advance;

“Rig B Interest Advance” means each advance in respect of interest and/or Commitment Fee made to the Borrower in respect of and as part of the Rig B Facility, as permitted in accordance with, and deemed made pursuant to, clause 4.2;

“Rig B Interest Facility Limit” means an amount of sixty four million, one hundred and thirty one thousand eight hundred and forty six Dollars ($64,131,846), as the same may be reduced in accordance with any provision of this Agreement;

“Rig B Loan” at any time, means the aggregate of the Advances drawn down or made or deemed to be drawn down or made under the Rig B Facility which remain outstanding at that time;

“Rig B Margin Reduction Date” means the date on which each of the conditions specified in paragraphs 2, 5, 7(a), (b) and (c), 11 and 12 of Part 5 of Schedule 3 have been satisfied in full in relation to Rig B, the Rig B Charter, the Rig B Owner, the Rig B Services Agreement and the Rig B Bareboat Charter, as applicable;

“Rig B Mortgage” means the first priority mortgage over Rig B executed or to be executed by the Rig B Owner in favour of the Security Trustee and registered or to be registered against Rig B in accordance with all applicable laws in the Flag State of Rig B and in Brazil;

“Rig B Operations Rate” means the full amount of the daily rate and all other amounts payable under the Rig B Services Agreement in Brazilian Reals;

“Rig B Owner” means Lone Star Offshore Ltd., a company incorporated under the laws of the British Virgin Islands, with company number 1039322, and with its registered office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Rig B Owner Share Pledge” means the share pledge over the whole of the issued share capital of the Rig B Owner executed or to be executed by Constellation in favour of the Security Trustee;

“Rig B Principal Advance” means each Advance made under the Rig B Facility, other than a Rig B Interest Advance, Rig B Swap Advance and the Rig B Intercompany Interest Advance;

“Rig B Principal Bareboat Hire” means and includes all amounts paid to the Rig B Owner pursuant to clause 5.1.1 of the Rig B Bareboat Charter;

“Rig B Principal Facility Limit” means an amount of four hundred and fourteen million Dollars ($414,000,000), as the same may be reduced pursuant to any provision of this Agreement;

“Rig B Proceeds” means:

(a)	all Final Disposition Proceeds relating to Rig B;

(b)	all Total Loss Proceeds and Restricted Proceeds relating to Rig B;

(c)	all Requisition Compensation relating to Rig B;

(d)	following the occurrence of an Event of Default, all Earnings B Account Receivables, all Debt Service Reserve Account Receivables, all Proceeds B Account Receivables, all Project B Account Receivables and all Loss of Earnings Proceeds relating to Rig B;

(e)	all and any other monies, property and other assets representing or deriving from all or any of the Secured Property and the Collateral, to the extent the same relates to Rig B, the Rig B Owner and/or the obligations of the Borrower in relation to the Rig B Facility other than any Termination Option Fee relating to Rig B;

“Rig B Project” means the construction of Rig B in accordance with the Rig B Construction Contract and all other Material Contracts relating to Rig B including, without limitation, so that Rig B complies with the Specifications relating to Rig B, and the transportation or movement of Rig B from its Place of Construction to its initial Approved Location, in a condition which satisfies the requirements of the Rig B Charter;

“Rig B Project Cost” means, at any time, the costs of the completion of the Rig B Project, (being costs identified in relation to the Rig B Project in the most recent Budget at that time, which will include, for the avoidance of doubt, the amount of any Project Cost Over Run in relation to the Rig B Project at that time, any Transportation Costs relating to Rig B and any Management Fees relating to the Rig B Project, but shall exclude any Mobilisation Costs relating to Rig B);

“Rig B Project Documents” means the Rig B Construction Contract, each Material Contract relating to Rig B, the Rig B Services Agreement, the Rig B Charter, the Rig B Bareboat Charter, the Rig B Builder Parent Guarantee, the Rig B Construction Standby Letter of Credit, the Management Agreement (in so far as it relates to the Rig B Project and/or the Rig B Owner) and, insofar as such documents relate to the Rig Rights relating to Rig B, the documents described in more detail in Schedule 7 hereto and any change orders or other deed, document, agreement or instrument amending, varying, supplementing, ratifying, confirming, extending or renewing any of the foregoing documents or any of the terms and conditions thereof or consenting to the amendment or variation of the terms and conditions thereof;

“Rig B Receivables Acknowledgement” means the acknowledgement issued or to be issued by the Charterer to the Security Trustee in respect of the assignment by the Borrower of all receivables under the Rig B Charter pursuant to the General Assignment, in the Agreed Form set out in Part 6 of Schedule 1 of the General Assignment;

“Rig B Services Agreement” means the service contract entered into or to be entered into between the Sponsor and the Charterer relating to Rig B;

“Rig B Subsequent Advance” means any Rig B Principal Advance drawn down or to be drawn down by the Borrower after the Drawdown Date for the Rig B First Advance in accordance with clauses 3 and 4 (and includes the Rig B Intercompany Principal Advance);

“Rig B Swap Advance” means each Advance corresponding to a Swap Payment under the Rig B Hedging Agreements permitted in accordance with and made pursuant to clause 4.1 as a Rig B Swap Advance and as part of the Rig B Facility;

“Rig B Swap Bareboat Hire” means and includes all amounts paid to the Rig B Owner pursuant to clause 5.1.4 of the Rig B Bareboat Charter;

“Rig B Swap Rebate” means and includes all amounts corresponding to Swap Receipts rebated to the Borrower by the Rig B Owner pursuant to clause 5.6.2 of the Rig B Bareboat Charter;

“Rig B Total Commitments” means at any relevant time the total of the Rig B Commitments of all the Lenders at such time;

“Rig Owner Moneys” means, in relation to a Rig Owner, together:

(a)	payments in respect of Rig Rights made to that Rig Owner in accordance with clause 6 of the Deed of Proceeds and Priorities;

(b)	payments made to that Rig Owner in respect of proceeds of the Insurances less than the Casualty Amount prior to an Event of Default in accordance with clause 6.1.1 of the Deed of Proceeds and Priorities;

(c)	payments to that Rig Owner in respect of proceeds of the Insurances in excess of the Casualty Amount prior to an Event of Default in accordance with clause 6.1.2 of the Deed of Proceeds and Priorities; and

(d)	payments to that Rig Owner pursuant to clause 9 of the Deed of Proceeds and Priorities in respect of the balance of any Total Loss Proceeds after application of such Total Loss Proceeds in accordance with clause 6 of the Deed of Proceeds and Priorities and clause 6.5 hereof;

“Rig Owners” means the Rig A Owner and the Rig B Owner, and “Rig Owner” means either of them;

“Rig Rights” means, in relation to a Rig, all rights, including without prejudice to the foregoing, the benefit of all warranties and indemnities to which the Rig Owner which is the owner of that Rig may from time to time be entitled from any builder, manufacturer, sub-contractor, supplier or repairer in respect of the manufacture, supply, condition, design, conversion, installation or operation of that Rig or any part thereof, whether under or pursuant to the Construction Contract or any Material Contract relating to that Rig or otherwise, and shall include any Guarantee Rights relating to that Rig, as more particularly described in schedule 7;

“Rig Rights Proceeds” means, in relation to a Rig, the proceeds of all Rig Rights relating to that Rig;

“Rigs” means each of Rig A and Rig B, and “Rig” means either of them;

“ROF” means the Registro da Operaçao Financeira required pursuant to the Charters to enable payments of the applicable Charter Rate to be remitted in Dollars to the relevant Earnings Account or another account of the Borrower outside Brazil;

“Schedule of Minimum Repayment Amounts” means at any time and in relation to a Facility the Original Schedule of Minimum Repayment Amounts relating to that Facility or, if at such time a Replacement Schedule of Minimum Repayment Amounts has been substituted therefor pursuant to and in accordance with clause 6.8 (Replacement of Schedule of Minimum Repayment Amounts), the latest Replacement Schedule of Minimum Repayment Amounts relating to that Facility;

“Second Option Agreement” means the put and call option agreement dated on or about the date hereof and made between Mimosa Finance C.V. and the Bank Trustee in the Agreed Form;

“Secured Obligations” means the obligations of the Borrower and each other Security Party to the Beneficiaries or any of them under this Agreement and the other Facility Documents and includes such obligations in respect of all sums of money (including, without limitation, the aggregate of the Loans and interest accrued and accruing thereon) from time to time owing to the Beneficiaries or any of them, whether actually or contingently and whether or not due and payable, under this Agreement and the other Facility Documents or any of them (disregarding for this purpose the provisions of clause 22 of the Deed of Proceeds and Priorities, clause 19 of the Deed of Undertaking and clause 17 of the Deed of Covenant and any analogous provision of any other Facility Document) and includes the obligations of the Charterer to the Beneficiaries under each Charterer Acknowledgement (if executed by the Charterer);

“Secured Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future, actual or contingent) constituted by and conferred upon the Beneficiaries or any of them under or pursuant to the Security Documents and any notices or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Beneficiary in the Security Documents and any notices or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents), (ii) all moneys and other assets paid or transferred to or vested in any Beneficiary or any agent of any Beneficiary or any Insolvency Official or received or recovered by any Beneficiary or any agent of any Beneficiary or any Insolvency Official pursuant to, or in connection with, any of the Security Documents and any notices, or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents, whether from any Security Party (or the Charterer, in the case of the Charterer Acknowledgement), or any other person and (iii) all moneys, investments, and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Beneficiary or any agent of any Beneficiary or any Insolvency Official in respect of the same (or any part thereof);

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

“Security Documents” means the Pre-Completion Guarantee, the Pre-Completion Guarantee Letter of Credit, the Debt Service Letter of Credit, the Mortgages, the Share Pledges, the Accounts Pledge, the General Assignment, the Deed of Proceeds and Priorities, the Coordination Deed, the Deed of Covenant, the Deed of Undertaking, the Parent Sponsor Letter, the Sponsor Assignment, each Power of Attorney, the Receivables Acknowledgements, the Charterer Acknowledgements, the Notices of Assignment, the Letters of Authorisation and any other deed, document, agreement or instrument executed by any party as security for, or in relation to, its or any other party’s obligations to any of the Beneficiaries including any deed, document, agreement or other instrument amending, varying, supplementing, ratifying, confirming, extending, acceding to or renewing any of the foregoing documents or any of the terms and conditions thereof or consenting to the amendment or variation of the terms and conditions thereof;

“Security Parties” means, at any time, each party (including the Borrower) to any Facility Document which at that time has not been released and discharged by the Security Trustee other than the Beneficiaries, the Account Bank and the Charterer;

“Security Period” means the period commencing on the date of this Agreement and, in relation to the Facilities, terminating on the date on which all the Secured Obligations have been paid, repaid, satisfied, performed and discharged in full or, in relation to a Rig, terminating on the date on which the Mortgage relating to that Rig has been unconditionally released after payment, repayment, satisfaction, performance and discharge in full of all Secured Obligations relating to the Facility which financed the Advance Bareboat Hire paid in relation to that Rig;

“Security Trustee” means ING Bank Nederland N.V. of Amstelveenseweg 500, 1081 KL, Amsterdam, The Netherlands, in its capacity as security trustee for the purposes of the Facility Documents or such other person as may be appointed security trustee pursuant to clause 16.15.2, and includes its successors in title;

“Services Agreements” means the Rig A Services Agreement and the Rig B Services Agreement and “Services Agreement” means either of them;

“Share” in relation to a Lender, means the proportion which that Lender’s Commitments bears to the Total Commitments;

“Share Pledges” means each of the Rig A Owner Share Pledge and the Rig B Owner Share Pledge and “Share Pledge” means any of them;

“Shortfall” means, in relation to any Application Date, the amount (if any) by which the Due Amounts in relation to that Application Date exceed the Receipts in relation to that Application Date;

“Skycrest” means Skycrest Overseas Inc., a company incorporated under the laws of the British Virgin Islands with company number 493925 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Specifications” means in relation to Rig A, the Specifications as defined in the Rig A Construction Contract and, in relation to Rig B, the Specifications set out in Exhibit A-1, Exhibit A-2 and Exhibit A-3 of the Rig B Construction Contract;

“Spill” means any actual or threatened emission, spill, release or discharge of any Relevant Substance into the Environment;

“Sponsor” means Queiroz Galvão Óleo e Gás S.A., a company organised under the laws of Brazil, registered under the Tax Roll number 30.521.090/001-27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ, CEP. 20030-010, Brazil;

“Sponsor Assignment” means the assignment in the Agreed Form executed or, as the context may require, to be executed by the Sponsor in favour of the Security Trustee;

“Sponsor Cut-Off Date” means, in relation to a Rig:

(a)	for the purposes of clauses 3, 5, 8.1, 8.2.3, 8.2.5, 8.2.6, 8.2.8, 8.2.9, 8.2.10, 8.2.14, 8.2.16, 8.2.17, 8.2.18, 8.2.19, 8.2.20, 8.2.22, 8.2.23, 8.2.24, 8.3.2(c), 8.3.3, 8.3.4, 8.3.5, 9.1, 10, 13, 14, 15, 16, 17, 18 (to the extent clause 18 relates to any of the other clauses referred to in this paragraph (a)), 19 and (to the extent it relates to any of the other clauses referred to in this paragraph (a)) 20 of the Deed of Undertaking, the earlier to occur of:

(1)	the end of the Security Period relating to that Rig;

(2)	the later of (i) ninety (90) days after the date on which the Security Trustee takes action to enforce the Mortgage over that Rig and/or the Share Pledge over the shares of the Rig Owner which is the owner of that Rig, and (ii) the Debt Service Undertaking Release Date;

(b)	for all other purposes, the earliest to occur of:

(1)	the end of the Security Period relating to that Rig;

(2)	the date on which the Services Agreement relating to that Rig is terminated by the Charterer;

(3)	the later of (i) ninety (90) days after the date on which the Security Trustee takes action to enforce the Mortgage over that Rig and/or the Share Pledge over the shares of the Rig Owner which is the owner of that Rig, and (ii) the Debt Service Undertaking Release Date;

“Subsequent Advance” means in relation to the Rig A Facility, any Rig A Subsequent Advance, and in relation to the Rig B Facility, any Rig B Subsequent Advance;

“Subsidiary” of (a) a person incorporated or formed outside England and Wales means any company or entity directly or indirectly controlled by such person, for which purpose “control” means either ownership of more than fifty (50) per cent. of the voting share capital (or equivalent right of ownership) of such company or entity or power to direct its policies and management whether by contract or otherwise; and (b) a person incorporated in England and Wales means a subsidiary within the meaning of section 736 of the Companies Act 1985;

“Substitute Basis” shall have the meaning given to that term in clause 5.6.2;

“Swap Advances” means the Rig A Swap Advances and Rig B Swap Advances and “Swap Advance” means any of them;

“Swap Bareboat Hire” means the Rig A Swap Bareboat Hire and the Rig B Swap Bareboat Hire or, as the context may require, either of them;

“Swap Payment” means, in relation to a Hedging Agreement, a Rig Owner and an Interest Payment Date, the amount payable (if any) by that Rig Owner to or in favour of the Hedging Provider under and pursuant to that Hedging Agreement on that Interest Payment Date in respect of the difference between interest calculated at the Fixed Rate applicable under that Hedging Agreement and interest calculated at the floating rate then applicable under that Hedging Agreement in respect of the Interest Period ending on that Interest Payment Date (after giving effect to any contractual set-off and/or netting provisions contained in that Hedging Agreement), but shall exclude, for the avoidance of doubt, any amount payable to the Hedging Provider by that Rig Owner under that Hedging Agreement as a result or consequence of any termination of, or default under, that Hedging Agreement;

“Swap Rebates” means the Rig A Swap Rebates and Rig B Swap Rebates, and “Swap Rebate” means any of them;

“Swap Receipt” means, in relation to a Hedging Agreement, a Rig Owner and an Interest Payment Date, the amount payable (if any) by the Hedging Provider to, or in favour of, that Rig Owner under and pursuant to that Hedging Agreement on that Interest Payment Date in respect of the difference between interest calculated at the floating rate then applicable under that Hedging Agreement in respect of the Interest Period ending on that Interest Payment Date and interest calculated at the Fixed Rate applicable under that Hedging Agreement (after giving effect to any contractual set-off and/or netting provisions contained in that Hedging Agreement), but shall exclude, for the avoidance of doubt, any amount payable by the Hedging Provider to that Rig Owner under that Hedging Agreement as a result or consequence of any termination of, or default under, that Hedging Agreement.

“Taxes” includes all present and future taxes, levies, imposts, duties, fees or charges of a similar nature together with interest thereon and penalties in respect thereof and “Tax” and “Taxation” shall be construed accordingly;

“Technical Adviser” means Okeanos BV or any replacement marine surveyor, valuer or other technical consultant appointed by the Facility Agent on behalf of the Lenders (in consultation with the Sponsor) to review the progress of the Projects and report to the Lenders in accordance with the scope of work set out in clause 20;

“Termination Date” means, in relation to a Facility, the earliest to occur of:

(a)	the Total Loss Date relating to the Rig the Advance Bareboat Hire paid in relation to which was financed by that Facility;

(b)	the date stipulated by the Facility Agent in any notice relating to that Facility issued pursuant to clause 11.3 (Acceleration) or, where such notice either declares the Loan outstanding under that Facility to be repayable on demand or does not stipulate a date, the date of that notice;

(c)	the date on which the Total Commitments relating to that Facility are reduced to zero pursuant to clause 6.3 (Additional voluntary prepayment);

(d)	the date on which the Borrower is required to make prepayment of the Loan outstanding under that Facility (i) pursuant to clause 6.4 (Mandatory prepayment) (other than any partial mandatory prepayment in accordance with clause 6.4.3) or (ii) pursuant to clause 6.5 (Prepayment on Total Loss); or

(e)	the date specified in any notice relating to that Facility given by that Facility Agent pursuant to clause 13.1 (unlawfulness);

“Termination Option Fee” has the meaning given to that term in the Bareboat Charters;

“Timbauba” means Timbauba International Ltd., a company incorporated under the laws of the British Virgin Islands with company number 491980 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Total Commitment” means at any relevant time in relation to the Rig A Facility, the Rig A Total Commitment and in relation to the Rig B Facility, the Rig B Total Commitment, and “Total Commitments” means each of the Rig A Total Commitment and the Rig B Total Commitment;

“Total Loss” means, in relation to a Rig,

(a)	actual or constructive or compromised or arranged total loss of that Rig; or

(b)	the Compulsory Acquisition of that Rig; or

(c)	the expiration of one hundred and eighty (180) days after that Rig shall have been requisitioned for use or hire by a Government Entity or other competent authority, whether de jure or de facto;

“Total Loss Date” means, in relation to a Rig, the date upon which any of the following occurs or is deemed to occur:

(a)	in the case of an actual total loss of that Rig, at noon (London time) on the actual date on which that Rig was lost or, if such date is not known, on the day on which that Rig was last reported;

(b)	in the case of a constructive total loss of that Rig, upon the date and at the time notice of abandonment of that Rig is given to the insurers of that Rig for the time being (provided a claim for such constructive total loss is admitted by the insurers) or, if the insurers do not admit such a claim, at the date and at the time at which a constructive total loss is subsequently adjudged by a competent court of law to have occurred;

(c)	in the case of a compromised or arranged total loss, the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the insurers of that Rig;

(d)	in the case of Compulsory Acquisition, the date upon which the relevant requisition of title or other compulsory acquisition occurs; or

(e)	in the case of the requisition of that Rig for use or hire by a Government Entity or other competent authority, upon the expiry of the one hundred and eighty (180) day period referred to in paragraph (c) of the definition of “Total Loss”;

“Total Loss Proceeds” means, in relation to a Rig, any Insurance Proceeds arising in respect of a Total Loss of that Rig and any Requisition Compensation received in respect of a Compulsory Acquisition of that Rig;

“Transaction Documents” means and includes the Facility Documents, the Project Documents, the Intercompany Loan Agreements and the Management Agreements and shall include any other deed, document, agreement or instrument executed under pursuant to or in connection with any of the foregoing documents, including any deed, document, agreement or instrument amending, varying, confirming, extending or renewing any of the foregoing documents or any terms and conditions thereof or consenting to the amendment or variation of the terms or conditions thereof;

“Transfer Certificate” means a certificate substantially in the terms of Schedule 4;

“Transferee” has the meaning given to that term in clause 15.3 (Transfer);

“Transportation Costs” means, in relation to a Rig, any costs or expenses incurred as a result of or in connection with the transportation or movement of that Rig from the Place of Construction of that Rig to the initial Approved Location of that Rig but shall exclude, for the avoidance of doubt, any Mobilisation Costs relating to that Rig;

“Undertaking Party” has the meaning given to that term in the Deed of Undertaking;

“Unrestricted Proceeds” means, in relation to a Rig, all Insurance Proceeds or Rig Rights Proceeds relating to that Rig, other than Restricted Proceeds;

“Value Added Tax” or “VAT” means value added tax as provided for in VATA and legislation (whether delegated or otherwise) supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any body or agency thereof and Belasting over Toegevoegde Waarde imposed in The Netherlands and any Tax similar or equivalent to value added tax imposed by any country other than the United Kingdom and any similar or turnover Tax replacing or introduced in addition to any of the same;

“VATA” means the Value Added Tax Act 1994; and

“Yard Acceptance Confirmation” has the meaning given to it in clause 20.2.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4	Construction of certain terms

In this Agreement, unless the context otherwise requires:

1.4.1	references to an “Agent”, the “Arranger”, any “Beneficiary”, any “Lender”, any “Security Party”, any “Party”, the “Borrower”, the “Facility Agent”, the “Security Trustee” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Facility Agent and Security Trustee, any person for the time being appointed as Facility Agent or, as the case may be, Security Trustee or Security Trustees in accordance with the Transaction Documents;

1.4.2	references to clauses, paragraphs or schedules are to be construed as references to the clauses and paragraphs of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.4.3

references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as from time to time amended, varied, supplemented, extended, novated or substituted in accordance with its terms, or, as the case may be, with the agreement of the relevant parties and (where such consent is, by the terms of this Agreement or the relevant document, required to be obtained as a condition to such amendment being permitted) the prior written consent of the relevant Agent or, the Majority Lenders or the Lenders, as the case may be and, for the avoidance of doubt, where such consent is required, if any such agreement or other document is amended, varied, supplemented, extended, novated or substituted otherwise than with the consent of the relevant Agent or the Majority Lenders or the Lenders, as the case may be, each reference to that agreement or document (including references to a class of agreements, such as the “Transaction Documents”) shall be references to or include reference to that agreement or document as it existed prior to the relevant amendment, variation, supplement, extension, novation or substitution and, until the due execution and delivery of any Agreed Form document, references to the provisions of, and terms and expressions defined in, any such document shall be construed as references to the provisions of and terms and expressions defined in the Agreed Form of such document;

1.4.4	references to a “regulation” include any present or future regulation, rule, official directive, requirement, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, authority, department or central bank or any regulatory, self-regulatory or other authority or organisation;

1.4.5	words importing the plural shall include the singular and vice versa;

1.4.6	unless otherwise specified, references to a time of day are to Amsterdam time;

1.4.7	references to a “person” shall be construed as including references to an individual, partnership, joint venture, firm, company, corporation, association, trust, unincorporated body of persons or any state or any of its agencies, departments or political sub-divisions (whether having distinct legal personality or not);

1.4.8	“assignee” or “assignees” of a person shall include any person who has assumed all or some of the rights and/or obligations of the relevant person, whether by assignment or novation or otherwise;

1.4.9	references to “assets” include all or part of any present and future business, undertaking, real property, personal property, uncalled capital, revenue and any rights of any description (whether actual or contingent, present or future) to receive, or require delivery of, any of the foregoing;

1.4.10	“guarantee” means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any Indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its Indebtedness and “guaranteed” shall be construed accordingly;

1.4.11	references to the “equivalent” of an amount specified in a particular currency (the “specified currency amount”) shall be construed as a reference to the amount of the other relevant currency which can be purchased with the specified currency amount in the London foreign exchange market at or about 11 a.m. London time on the day on which the calculation falls to be made for spot delivery as determined by the Facility Agent;

1.4.12	a “law” (1) includes any common law, statue, decree, constitution, regulation, order, judgment or directive of any governmental entity; (2) includes any treaty, pact, compact or other agreement to which any government entity is a signatory or party; (3) includes any judicial or administrative interpretation or application thereof and (4) is a reference to that provision as amended, substituted or re-enacted; and

1.4.13	references to any enactment shall be deemed to include references to such enactment as re-enacted, modified, amended or extended.

1.5	Rights of third parties

1.5.1	Unless expressly provided to the contrary in this Agreement, any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce its terms.

1.5.2	Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not at any time required to rescind or amend this Agreement.

1.5.3	Subject always to the provisions of clause 16.18, each of the Beneficiaries shall have the right to enjoy and enforce the benefit of any term of this Agreement which is expressed to be for its benefit or expressly purports to confer a benefit on such person.

1.6	Instructions of Lenders

Where this Agreement or any other Facility Document provides for (i) any matter to be determined by reference to the opinion of the Majority Lenders or, as the case may be, all of the Lenders, (ii) any matter to be subject to the consent or request of the Majority Lenders or, as the case may be, all of the Lenders, or (iii) any action to be taken on the instructions of the Majority Lenders or, as the case may be, all of the Lenders, that opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders or, as the case may be, all of the Lenders if all of the Lenders shall have received prior notice of the matter or action in respect of which that opinion, consent, request or instructions is or are required and the Majority Lenders or, as the case may be, all of the Lenders shall have given or issued (or, if expressly contemplated by the relevant provision of this Agreement or any other Facility Document, be deemed to have been given or issued) that opinion, consent, request or instructions, but so that each party hereto other than the Facility Agent shall be entitled (and bound) to assume that that notice shall have been duly received by all of the Lenders and that the relevant number shall have been obtained to constitute Majority Lenders or, as the case may be, all of the Lenders whether or not this is in fact the case unless the Facility Agent shall have notified that party that that relevant number has not been obtained.

1.7	Instructions of Facility Agent

Where this Agreement or any other Facility Document provides for any action to be taken by the Security Trustee on the instructions of the Facility Agent, each party hereto other than the Facility Agent and the Security Trustee shall be entitled (and bound) to assume that those instructions have been validly given or issued whether or not this is in fact the case unless the Facility Agent or the Security Trustee shall have notified that party that those instructions have not been given or issued.

1.8	Deed of Proceeds and Priorities and Co-ordination Deed

This Agreement shall be read together with the Deed of Proceeds and Priorities and the Coordination Deed. In the event of any conflict between any provision of this Agreement, on the one hand, and any provision of the Deed of Proceeds and Priorities or the Co-ordination Deed, on the other hand, the provisions of the Deed of Proceeds and Priorities or, as the case may be, the Co-ordination Deed shall prevail.

1.9	Dutch terms

In this Agreement, where it relates to a Dutch person, a reference to:

1.9.1	a necessary action to authorise where applicable, includes without limitation:

(a)	any action required to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden); and

(b)	obtaining a positive advice (positief advies) from the competent works council(s);

1.9.2	a winding up, administration or dissolution includes a Dutch person being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

1.9.3	a moratorium includes surséance van betaling and granting a moratorium includes surséance verleend;

1.9.4	any step or procedure taken in connection with insolvency proceedings includes a Dutch person having filed a notice under section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

1.9.5	a trustee in bankruptcy includes a bankruptcy;

1.9.6	an administrator includes a bewindvoerder;

1.9.7	an attachment includes a beslag.

2	The facility

2.1	Amount

2.1.1	The Lenders, relying upon each of the representations and warranties in clause 9, agree to make available upon and subject to the terms of this Agreement:

(a)	a principal sum up to the Rig A Facility Limit in relation to Rig A Advance Bareboat Hire and Rig A Interest Advances; and

(b)	a principal sum up to the Rig B Facility Limit in relation to Rig B Advance Bareboat Hire and Rig B Interest Advances.

2.1.2	The obligation of each Lender under this Agreement shall be to contribute that proportion of each Advance which, as at the Drawdown Date of such Advance, its Commitment to the Facility of which such Advance forms a part bears to the Total Commitment relating to that Facility. No Lender shall be obliged to contribute to any Advance any amount in excess of its Commitment to the Facility of which such Advance forms a part.

2.2	Reduction of the Facility Limit

2.2.1	The Borrower acknowledges and agrees that the Facility Limits, the Principal Facility Limits, the Interest Facility Limits and the Commitments have been calculated on the basis that the fixed interest rate under the Hedging Agreements will be not more than five point seven per cent. (5.7%) per annum.

2.2.2	If that assumption proves to be incorrect, the Facility Agent and the Borrower shall consult together to determine the consequences thereof. Unless the Facility Agent and the Borrower agree otherwise during that consultation, the Facility Limits, the Principal Facility Limits and the Interest Facility Limits shall be recalculated as contemplated in clause 2.2.3.

2.2.3	The Facility Agent shall in consultation with the Borrower and on the basis of a revised cash flow model produced by the Facility Agent (such cash flow model shall use the new fixed interest rate but shall otherwise be prepared on the same basis as the cash flow model used in the Information Memorandum) determine the revised amounts of the Facility Limits, the Principal Facility Limits and the Interest Facility Limits (which shall in any event not exceed the Facility Limits, the Principal Facility Limits or, as the case may be, the Interest Facility Limits as at the date of this Agreement) which may, for the avoidance of doubt, reduce if the fixed interest rate under either or both of the Hedging Agreements exceeds five point seven per cent. (5.7%) per annum, and such revised amounts of the Facility Limits, the Principal Facility Limits and the Interest Facility Limits will from the date of that determination be the Facility Limits, the Principal Facility Limits and the Interest Facility Limits for all purposes of this Agreement and the other Facility Documents.

2.2.4	Any reduction of the Facility Limit applicable to a Facility shall reduce the Total Commitment to that Facility by the amount of such reduction and the Commitment of each Lender to that Facility shall be reduced in the proportion which that Lender’s Commitment to that Facility bears to the Total Commitment to that Facility.

2.3	Obligations several

The obligations of each Lender under this Agreement are several; the failure of any Lender to perform such obligations shall not relieve any other Lender, the Arranger, the Facility Agent, the Security Trustee or the Borrower of any of their respective obligations or liabilities under this Agreement nor shall the Facility Agent, the Arranger or the Security Trustee be responsible for the obligations of any Lender (except for its own obligations, if any, as a Lender) nor shall any Lender be responsible for the obligations of any other Lender under this Agreement.

2.4	Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Facility Agent, the Arranger, the Security Trustee and the Lenders are several and the amount due to the Facility Agent (for its own account), to the Arranger, to the Security Trustee and to each Lender is a separate and independent debt. The Facility Agent, the Arranger, the Security Trustee and each Lender shall (subject to the express provisions of this Agreement (including clause 16.18) and the other Facility Documents) have the right to protect and enforce their respective rights arising out of this Agreement and it shall not be necessary for the Facility Agent, the Arranger, the Security Trustee or any Lender (as the case may be) to be joined as an additional party in any proceedings for this purpose, provided however that no Lender acting alone in its capacity as a Lender shall be entitled to declare an Event of Default.

3	Conditions

3.1	General Conditions

The obligation of each Lender to make its Commitment to either Facility available under this Agreement shall be subject to the condition that (a) the Agents, or their duly authorised representative, shall have received not later than three (3) Banking Days or such shorter period as the Facility Agent may agree before the date on which any Drawdown Notice in respect of a First Advance of either Facility is given, the documents and evidence specified in schedule 3 part 1, in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 4 and 10 thereof, in form and substance satisfactory to the Lenders) and (b) the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof.

3.2	Conditions precedent to making of an Advance

The obligation of each Lender to contribute to any Advance is subject to the further conditions that at the date of the relevant Drawdown Notice (in the case of Principal Advances, Swap Advances and Intercompany Interest Advances) and on the Drawdown Date of that Advance (in the case of Principal Advances, Intercompany Interest Advances, Swap Advances or Interest Advances):

3.2.1	no Default shall have occurred and be continuing or would result from the making of such Advance;

3.2.2	the proposed Drawdown Date is a Banking Day within (a) the Availability Period relating to the Facility of which that Advance would form a part and/or, as the case may be, (b) the Availability Period relating to that Advance;

3.2.3

(a)	in relation to any Rig A Principal Advance: (i) the amount of that Rig A Principal Advance shall be not less than twelve million five hundred thousand Dollars

($12,500,000), (ii) the amount of that Rig A Principal Advance, when aggregated with all other Rig A Principal Advances made or to be made on or prior to the Drawdown Date of that Rig A Principal Advance, will not exceed the Rig A Principal Facility Limit and (iii) the Facility Agent is satisfied that no part of the Advance Bareboat Hire paid with the proceeds of that Rig A Principal Advance shall be applied in or towards payment of any amount of Existing Project Cost Over Run in respect of the Rig A Project which exceeds fifty million Dollars ($50,000,000);

(b)	in relation to any Rig B Principal Advance: (i) the amount of that Rig B Principal Advance shall be not less than twelve million five hundred thousand Dollars ($12,500,000), (ii) the amount of that Rig B Principal Advance, when aggregated with all other Rig B Principal Advances made or to be made on or prior to the Drawdown Date of that Rig B Principal Advance, will not exceed the Rig B Principal Facility Limit and (iii) the Facility Agent is satisfied that no part of the Advance Bareboat Hire paid with the proceeds of that Rig B Principal Advance shall be applied in or towards payment of any amount of Existing Project Cost Over Run in respect of the Rig B Project which exceeds fifty million Dollars ($50,000,000);

(c)	in relation to any Rig A Interest Advance, the amount of that Rig A Interest Advance, when aggregated with all Rig A Interest Advances, all Rig A Swap Advances and any Rig A Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Rig A Interest Facility Limit;

(d)	in relation to any Rig B Interest Advance, the amount of that Rig B Interest Advance, when aggregated with all Rig B Interest Advances, all Rig B Swap Advances and any Rig B Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Rig B Interest Facility Limit;

(e)	in relation to the Rig A Intercompany Interest Advance, the amount of the Rig A Intercompany Interest Advance shall not exceed eight million Dollars ($8,000,000) and shall not, when aggregated with all Rig A Interest Advances and all Rig A Swap Advances advanced or to be advanced on or prior to that Drawdown Date, exceed the Rig A Interest Facility Limit;

(f)	in relation to the Rig B Intercompany Interest Advance, the amount of the Rig B Intercompany Interest Advance shall not exceed eight million Dollars ($8,000,000) and shall not, when aggregated with all Rig B Interest Advances and all Rig B Swap Advances advanced or to be advanced on or prior to that Drawdown Date, exceed the Rig B Interest Facility Limit;

(g)	in relation to any Rig A Swap Advance, the amount of that Rig A Swap Advance, when aggregated with all Rig A Swap Advances, all Rig A Interest Advances and any Rig A Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Rig A Interest Facility Limit; and

(h)	in relation to any Rig B Swap Advance, the amount of that Rig B Swap Advance, when aggregated with all Rig B Swap Advances, all Rig B Interest Advances and any Rig B Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Rig B Interest Facility Limit; and

3.2.4	The Sponsor Cut-Off Date relating to the Rig, the Advance Bareboat Hire relating to which is or will be financed by the Facility of which that Advance forms a part, has not occurred.

3.3	Conditions Precedent to a First Advance

The obligation of each Lender to contribute to a First Advance shall be subject to the further conditions that:

3.3.1

(a)	in respect of the Rig A First Advance: (i) the Agents, or their duly authorised representative, shall have received, no later than four (4) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Rig A First Advance is given, the documents and evidence specified in schedule 3 part 2 (other than those relating exclusively to the Rig B Owner and/or Rig B) in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 3 and 15(f) thereof, in form and substance satisfactory to the Lenders) and (ii) the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence which the Facility Agent agrees to do promptly after receipt thereof, provided that if (A) the Drawdown Date of the Rig A First Advance will be on or prior to the date falling ten (10) Banking Days after the date of this Agreement, and (B) the Facility Agent (acting on the instructions of the Majority Lenders, each Lender acting reasonably) believes that during the period commencing on the date of this Agreement and ending on that Drawdown Date there has been no change in circumstances or law which may adversely affect any right, title or interest of any Beneficiary, any of the documents or evidence which has been provided pursuant to and in accordance with clause 3.1 shall not be required to be provided again under this clause 3.3.1;

(b)	in respect of the Rig B First Advance: (i) the Agents, or their duly authorised representative, shall have received, no later than four (4) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Rig B First Advance is given, the documents and evidence specified in schedule 3 part 2 (other than those relating exclusively to the Rig A Owner and/or Rig A) in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 3 and 15(f) thereof, in form and substance satisfactory to the Lenders) and (ii) the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence which the Facility Agent agrees to do promptly after receipt thereof, provided that if (A) the Drawdown Date of the Rig B First Advance will be on or prior to the date falling ten (10) Banking Days after the date of this Agreement, and (B) the Facility Agent (acting on the instructions of the Majority Lenders, each Lender acting reasonably) believes that during the period commencing on the date of this Agreement and ending on that Drawdown Date there has been no change in circumstances or law which may adversely affect any right, title or interest of any Beneficiary, any of the documents or evidence which has been provided pursuant to and in accordance with clause 3.1 shall not be required to be provided again under this clause 3.3.1;

3.3.2	The Parent Sponsor has delivered a Compliance Certificate to the Security Trustee on behalf of the Facility Agent in accordance with clause 5 of the Pre-Completion Guarantee demonstrating that the undertakings and covenants set out in clause 5 of the Pre-Completion Guarantee are being complied with and the Sponsor and Constellation have delivered a Compliance Certificate to the Security Trustee on behalf of the Facility Agent in accordance with clause 10 of the Deed of Undertaking demonstrating that the undertakings and covenants set out in clause 10 of the Deed of Undertaking are being complied with.

3.4	Conditions precedent to a Subsequent Advance

The obligation of each Lender to contribute to a Subsequent Advance shall be subject to the further conditions that:

3.4.1	in respect of a Rig A Subsequent Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for that Rig A Subsequent Advance is given, the documents and evidence specified in part 3 of Schedule 3 (other than those relating exclusively to the Rig B Owner and/or Rig B) in form and substance satisfactory to the Agents (and where paragraph 4 of part 3 of Schedule 3 applies, the documents specified therein in form and substance satisfactory to the Lenders);

(b)	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof; and

(c)	in the case of the Rig A Intercompany Principal Advance, (i) that Advance shall be made no earlier than the Intercompany Loan Repayment Date of the Rig A Intercompany Loan, and (ii) the Facility Agent is satisfied (after consultation with the Technical Adviser) that the Principal Balance of the Rig A Intercompany Loan is not greater than the amount by which the Rig A Project Costs exceed the aggregate amount of all Rig A Principal Bareboat Hire previously payable to the Rig A Owner pursuant to the Rig A Bareboat Charter;

3.4.2	in respect of a Rig B Subsequent Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for that Rig B Subsequent Advance is given, the documents and evidence specified in part 3 of Schedule 3 (other than those relating exclusively to the Rig A Owner and/or Rig A) in form and substance satisfactory to the Agents (and where paragraph 4 of part 3 of Schedule 3 applies, the documents specified therein in form and substance satisfactory to the Lenders);

(b)	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof; and

(c)	in the case of the Rig B Intercompany Principal Advance, (i) that Advance shall be made no earlier than the Intercompany Loan Repayment Date of the Rig B Intercompany Loan, and (ii) the Facility Agent is satisfied (after consultation with the Technical Adviser) that the Principal Balance of the Rig B Intercompany Loan is not greater than the amount by which the Rig B Project Costs exceed the aggregate amount of all Rig B Principal Bareboat Hire previously payable to the Rig B Owner pursuant to the Rig B Bareboat Charter.

3.5	Conditions precedent to an Intercompany Interest Advance

The obligation of each Lender to contribute to an Intercompany Interest Advance shall be subject to the further conditions that:

3.5.1	in respect of the Rig A Intercompany Interest Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Rig A Intercompany Interest Advance is given, evidence satisfactory to the Facility Agent that the Rig A Intercompany Loan has become repayable and that accrued interest thereunder is at least equal to the amount of the Rig A Intercompany Interest Advance;

(b)	the Facility Agent shall have notified the Lenders of the receipt of such evidence, which the Facility Agent agrees to do promptly after receipt thereof;

(c)	the Rig A First Advance shall have been made; and

(d)	the Borrower has satisfied all relevant conditions to the making of the Rig A Intercompany Principal Advance, and that the Rig A Intercompany Principal Advance is made simultaneously with the Rig A Intercompany Interest Advance.

3.5.2	in respect of the Rig B Intercompany Interest Advance:

(a)

the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Rig B Intercompany Interest Advance is given, evidence satisfactory to the Facility Agent that the Rig B Intercompany Loan has become repayable and that accrued interest thereunder is at least equal to the amount of the Rig B Intercompany Interest Advance;

(b)	the Facility Agent shall have notified the Lenders of the receipt of such evidence, which the Facility Agent agrees to do promptly after receipt thereof;

(c)	the Rig B First Advance shall have been made; and

(d)	the Borrower has satisfied all relevant conditions to the making of the Rig B Intercompany Principal Advance, and that the Rig B Intercompany Principal Advance is made simultaneously with the Rig B Intercompany Interest Advance.

3.6	Conditions Precedent to a Swap Advance

The obligation of each Lender to contribute to a Swap Advance shall be subject to the further conditions that:

3.6.1	in respect of a Rig A Swap Advance:

(a)	the Rig A Hedging Agreements have not been terminated for any reason;

(b)	all Swap Payments and Swap Receipts due and payable under the Rig A Hedging Agreements prior to the Drawdown Date of that Rig A Swap Advance have been paid or, as the case may be, received; and

(c)	that Rig A Swap Advance does not exceed the amount of the Swap Payment due and payable by the Rig A Owner on the Drawdown Date of that Rig A Swap Advance;

3.6.2	in respect of a Rig B Swap Advance:

(a)	the Rig B Hedging Agreements have not been terminated for any reason;

(b)	all Swap Payments and Swap Receipts due and payable under the Rig B Hedging Agreements prior to the Drawdown Date of that Rig B Swap Advance have been paid or, as the case may be, received; and

(c)	that Rig B Swap Advance does not exceed the amount of the Swap Payment due and payable by the Rig B Owner on the Drawdown Date of that Rig B Swap Advance.

3.7	Conditions precedent to a Completion Date

The occurrence of a “Completion Date” shall be subject to the further conditions that:

3.7.1	in respect of the Rig A Completion Date:

(a)	the Agents, or their duly authorised representative, shall have received the documents and evidence specified in part 5 of schedule 3 (other than the documents relating exclusively to the Rig B Owner and/or Rig B) in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 4 and 11 thereof, in form and substance satisfactory to the Lenders, each Lender acting reasonably); and

(b)	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof; and

(c)	the Facility Agent, or its duly authorised representative, shall have received confirmation that:

(i)	the Repeating Representations; and

(ii)	the Continuing Representations,

are true and correct as if each were made with respect to the facts and circumstances existing at the date of such confirmation and the Facility Agent shall have notified the Lenders of the receipt of such confirmation which the Facility Agent agrees to do promptly after receipt thereof.

3.7.2	in respect of the Rig B Completion Date:

(a)	the Agents, or their duly authorised representative, shall have received the documents and evidence specified in part 5 of schedule 3 (other than the documents relating exclusively to the Rig A Owner and/or Rig A) in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraphs 4 and 11 thereof, in form and substance satisfactory to the Lenders, each Lender acting reasonably); and

(b)	the Facility Agent shall have notified the Lenders of the receipt of such documents and evidence, which the Facility Agent agrees to do promptly after receipt thereof; and

(c)	the Facility Agent, or its duly authorised representative, shall have received confirmation that:

(i)	the Repeating Representations; and

(ii)	the Continuing Representations,

are true and correct as if each were made with respect to the facts and circumstances existing at the date of such confirmation and the Facility Agent shall have notified the Lenders of the receipt of such confirmation which the Facility Agent agrees to do promptly after receipt thereof.

3.8	Waiver of conditions precedent

The conditions specified in this clause 3 and clause 14.3.16 of the Deed of Proceeds and Priorities are inserted solely for the benefit of the Lenders and may be waived on their behalf in whole or in part and with or without conditions by the Facility Agent, acting on the instructions of the Majority Lenders, and

3.8.1	(in the case of a First Advance) without prejudicing the right of the Facility Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of a Subsequent Advance, Intercompany Interest Advance, Swap Advance or a Completion Date; and

3.8.2	(in the case of a Subsequent Advance, Swap Advance or an Intercompany Interest Advance) without prejudicing the rights of the Facility Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of any other Subsequent Advance, Swap Advance, a Completion Date and/or, as the case may be, an Intercompany Interest Advance, apart from the conditions specified in paragraphs 3, 4, 7 and 10 of part 1 of Schedule 3, paragraphs 2, 3, 7, 8, 11, 12 and 15 of part 2 of Schedule 3, paragraphs 3, 4, 8 and 10 of part 3 of Schedule 3, paragraphs 2, 3, 4, 6, 7 and 9 of part 4 of Schedule 3 and paragraphs 2, 4, 6, 7, 9, 10 and 11 of part 5 of Schedule 3, which in each case may not be waived by the Facility Agent whether in whole or in part and with or without conditions unless all the Lenders so agree.

3.9	Financial Covenants

If, following the issue of a Compliance Certificate, the same shows that there is any failure to comply with any then applicable Financial Covenant on the applicable Financial Covenant Measurement Date, the Facility Agent may (without prejudice to any of the rights of the Lenders or the Facility Agent under clause 11) request, and the Borrower shall, promptly after such request deliver to the Facility Agent or its duly authorised representative evidence as to any remedial action taken by the Parent Sponsor and/or Sponsor and/or Constellation (as the case may be) which will result in future compliance with such financial covenants and undertakings with effect from the date on which such remedial action is taken.

3.10	Conditions Subsequent

The Borrower will provide, within sixty (60) days of the date of this Agreement, evidence satisfactory to the Agents that this Agreement, the Deed of Proceeds and Priorities and the General Assignment have been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents.

4	Advances

4.1	Drawdown Notices for Principal Advances

4.1.1	When the Borrower wishes to draw down a Principal Advance, an Intercompany Interest Advance or a Swap Advance and is entitled to do so under the terms of this Agreement, it shall serve a Drawdown Notice on the Facility Agent not later than noon Central European time on the fourth Banking Day before the proposed Drawdown Date, or such lesser period as the Facility Agent (in consultation with the Majority Lenders) may agree. The Drawdown Notice shall set out:

(a)	the Facility of which that Principal Advance, Swap Advance or, as the case may be, Intercompany Interest Advance will form a part;

(b)	the Drawdown Date for that Principal Advance, Swap Advance or, as the case may be, Intercompany Interest Advance; and

(c)	the amount of such Principal Advance, Swap Advance or, as the case may be, Intercompany Interest Advance.

4.1.2	The Borrower shall, subject to the terms of this Agreement:

(a)	draw down one Rig A Principal Advance in an amount equal to sixty two point five per cent. (62.5%) of the Principal Balance of the Intercompany Loan made to the Rig A Owner. For the avoidance of doubt, Rig A Project Costs in an amount equal to that Principal Balance shall not be taken into account for the purposes of the drawdown of any Rig A Principal Advance other than the Rig A Principal Advance referred to in this clause 4.1.2(a);

(b)	draw down one Rig B Principal Advance in an amount equal to ninety per cent. (90%) of the Principal Balance of the Intercompany Loan made to the Rig B Owner. For the avoidance of doubt, Rig B Project Costs in an amount equal to that Principal Balance shall not be taken into account for the purposes of the drawdown of any Rig B Principal Advance other than the Rig B Principal Advance referred to in this clause 4.1.2(b).

A Drawdown Notice shall be effective on actual receipt by the Facility Agent and, once given, shall, subject as provided in clause 5.6 (Market disruption, non-availability) be irrevocable.

4.2	Interest Advances

4.2.1	On each Interest Payment Date and each Commitment Fee Date relating to a Facility which falls before the Initial Charter Hire Date of the Rig relating to the Advance Bareboat Hire which is financed by that Facility, the Lenders shall, subject to clause 3.2 and unless the Facility Agent has issued a notice pursuant to clause 11.3, be deemed to advance to the Borrower a principal amount equal to the amount of (a) interest then due for payment on the relevant Loan by the Borrower pursuant to clause 5.1 less the amount of any Swap Rebate (if any) payable to the Borrower on the relevant Interest Payment Date and/or, as the case may be, (b) Commitment Fee then due for payment on the undrawn Total Commitment of that Facility by the Borrower pursuant to clause 7.1.2.

4.2.2	Each amount deemed so advanced pursuant to clause 4.2.1 shall be treated as having been made and applied in or towards payment of the interest or, as the case may be, Commitment Fee in respect of which it is advanced and shall for all purposes of this Agreement be treated as an Interest Advance made by the Lenders and shall be capitalised so as to form part of the Rig A Loan, in respect of a Rig A Interest Advance or, as the case may be, the Rig B Loan in respect of a Rig B Interest Advance and shall bear interest in accordance with the other provisions of this Agreement. For the avoidance of doubt, no Drawdown Notice need be given by the Borrower in relation to an Interest Advance deemed to be made and applied pursuant to this clause 4.2.

4.2.3	The provisions of this clause 4.2 are without prejudice to the obligation of the Borrower to pay all amounts which are payable under this Agreement when due. If as a consequence of any term of this Agreement an Interest Advance is not deemed to be advanced, or the amount of an Interest Advance deemed to be advanced is less than the full amount of interest on the relevant Loan then due for payment pursuant to clause 5.1 or, as the case may be, the full amount of Commitment Fee on the undrawn Total Commitment of the relevant Facility then due for payment pursuant to clause 7.1.2, the Borrower shall be obliged to pay when due any such interest or, as the case may be, Commitment Fee to the extent not satisfied by an Interest Advance.

4.2.4	The Facility Agent will notify the Borrower as soon as practicable, but in any case, provided that the Facility Agent has received notification from the Borrower of the amount of any Swap Rebate payable to the Borrower under the relevant Bareboat Charter on the Drawdown Date of the relevant Interest Advance:

(a)	no later than the Drawdown Date of that Interest Advance, if the aggregate of that Interest Advance and that Swap Rebate will not be sufficient to satisfy all interest due on that Drawdown Date on the relevant Loan; and

(b)	no later than the date falling two (2) Banking Days prior to the relevant Drawdown Date, if the aggregate of any Interest Advance and any Swap Advance which would otherwise have been made on that Drawdown Date would have resulted in the Interest Facility Limit of the relevant Facility being exceeded.

4.3	Notification to Lenders

Subject to the provisions of clause 3 (Conditions) the Facility Agent shall notify each Lender of its portion of the relevant Advance and any Swap Rebate:

4.3.1	in respect of each Principal Advance, Swap Advance and Intercompany Interest Advance, promptly after receipt of a Drawdown Notice complying with the terms of this Agreement (and in any case not later than 11 a.m. Central European time on the third Banking Day before the proposed Drawdown Date, other than in circumstances where the Facility Agent and the Majority Lenders have agreed a lesser notice period under clause 4.1, in which case notification shall be given as soon as practicable) and at the same time, provide a copy of the Project Expenditure Certificate which the Facility Agent has received from the Borrower on the date of such Drawdown Notice; and

4.3.2	in respect of each Interest Advance deemed to be made pursuant to clause 4.2 and/or any Swap Rebate, on the third Banking Day before the applicable Interest Payment Date or, as the case may be, Commitment Fee Date other than in circumstances where the Facility Agent and the Majority Lenders have agreed a lesser notice period, in which case notification shall be given as soon as practicable.

4.4	Availability

Subject to the provisions of clause 3 (Conditions) and following receipt of notification in accordance with clause 4.3 above:

4.4.1	in respect of each Principal Advance, Swap Advance and each Intercompany Interest Advance, each of the Lenders shall on the Drawdown Date for each such Advance make available to the Facility Agent its portion of the relevant Advance in accordance with clause 8.2 (Payments by the Lenders); and

4.4.2	in respect of each Interest Advance, each of the Lenders shall on the applicable Interest Payment Date or, as the case may be, Commitment Fee Date, be deemed to make available to the Facility Agent its portion of the relevant Interest Advance for application by the Facility Agent in accordance with clause 4.2 above.

4.5	Termination of Commitments

Any part of the Commitment relating to a Facility undrawn at the end of the Availability Period of that Facility shall thereupon be automatically reduced to zero.

4.6	Application of proceeds

Without prejudice to the Borrower’s obligations under clause 10.2.3 (Use of proceeds), none of the Beneficiaries shall have any responsibility for the application by the Borrower of the proceeds of any Advance and, in the case of the Interest Advances deemed to be made pursuant to clause 4.2 above, these shall be treated as being applied by the Facility Agent in accordance with clause 4.2.2.

4.7	Commitments

For the avoidance of doubt, Rig A Commitments can only be applied towards Advances in respect of Rig A and Rig B Commitments can only be applied towards Advances in respect of Rig B.

5	Interest and Interest Periods; alternative interest rates

5.1	Normal interest rate

The Borrower shall pay interest on each Advance or, as the case may be, each Loan in respect of each Interest Period relating thereto on the relevant Interest Payment Date at the rate per annum determined by the Facility Agent to be the aggregate of (a) the applicable Margin, (b) LIBOR for such Interest Period and (c) the applicable Mandatory Cost, if any. The net amount of interest due in respect of a Loan on any Interest Payment Date falling before the Initial Charter Hire Date of the Rig the Advance Bareboat Hire relating to which is financed by that Facility (after deducting therefrom the amount (if any) of any Swap Rebate payable to the Borrower under the Bareboat Charter relating to that Rig) shall, subject to the provisions of clause 4.2, be capitalised and deemed to be paid by virtue of the Interest Advances deemed to be made in respect of that interest pursuant to clause 4.2. Thereafter, the Borrower shall pay interest on each Loan in respect of the Interest Period commencing on the last Interest Payment Date falling prior to the Initial Charter Hire Date of the Rig the Advance Bareboat Hire relating to which is financed by that Facility and ending on the next following Quarter Date falling in a succeeding calendar month to that Initial Charter Hire Date and such interest shall not be capitalised.

5.2	Determination of Interest Periods

Each Interest Period shall be of a duration of three (3) months (subject to clause 5.1 and the remaining provisions of this clause 5.2) or such other period as the Borrower shall agree with the Facility Agent (acting on the instructions of the Majority Lenders acting reasonably) from time to time, so that:

5.2.1	the initial Interest Period in respect of the First Advance relating to a Facility or, if an Interest Advance (in respect of Commitment Fee) relating to a Facility is deemed to be made prior to that First Advance, in respect of that Interest Advance, shall commence on the Drawdown Date for that First Advance or, as the case may be, Interest Advance and shall end on the next following Quarter Date and each subsequent Interest Period in respect of that First Advance or, as the case may be, Interest Advance shall commence on the expiry of the previous Interest Period and end on the next following Quarter Date;

5.2.2	the initial Interest Period for any Subsequent Advance, Swap Advance or Intercompany Interest Advance shall commence on the Drawdown Date for that Advance and shall end on the last day of the then current Interest Period of the Loan of which that Advance forms a part and, on the last day of such Interest Period, that Advance shall be consolidated with that Loan and shall thereafter together constitute that Loan;

5.2.3	the initial Interest Period in respect of any Subsequent Advance, Swap Advance or Intercompany Interest Advance made during the Interest Period relating to the Loan of which that Advance forms a part in which the Initial Charter Hire Date of the Rig the Advance Bareboat Hire relating to which is financed by that Loan falls shall commence on the Drawdown Date for that Advance and shall end on the next following Quarter Date which falls in a calendar month succeeding the calendar month in which that Initial Charter Hire Date falls and, on the last day of such Interest Period, the First Advance, each Subsequent Advance, each Swap Advance and (if applicable) the Intercompany Interest Advance relating to that Facility made during any previous Interest Period and each of those Advances shall be consolidated and shall thereafter together constitute the relevant Loan;

5.2.4	the first Interest Period for any Interest Advance relating to a Loan or a Facility shall commence on the date on which it is deemed to be advanced and shall end on the last day of the Interest Period then current or, as the case may be, which then commences relating to the Loan of which that Interest Advance forms a part of or, as the case may be, is constituted by that Interest Advance, and thereafter all Interest Periods for any Interest Advance relating to that Facility and the Loan relating to that Facility shall be coterminous and any such Interest Advance and that Loan shall be treated as one Loan;

5.2.5	where the last day of an Interest Period would otherwise fall on a day which is not a Banking Day, the last day of such Interest Period shall fall instead on the next following Banking Day or, as the case may be, the immediately preceding Banking Day in accordance with the provisions of clause 8.3; and

5.2.6	the final Interest Period applicable to a Loan shall not extend beyond the Final Maturity Date of the Facility to which that Loan relates.

5.3	Interest for late payment

5.3.1	If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this clause 5.3) on its due date for payment under this Agreement or any of the Facility Documents to which the Borrower is party, the Borrower shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Facility Agent pursuant to clause 5.3.2. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Facility Agent (after consultation with the Lenders so far as reasonably practicable in the circumstances) each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding period.

5.3.2

The rate of interest applicable to each such period shall be the aggregate (as determined by the Facility Agent) of (a) two per cent. (2.00%) per annum (b) the applicable Margin (c) LIBOR and (d) the applicable Mandatory Cost, if any, unless such unpaid sum is an amount of principal which shall have become due and payable by reason of a declaration by the Facility Agent under clause 11.3 (Acceleration) or a prepayment obligation pursuant to clauses 6.2 (Voluntary Prepayment), 6.3 (Additional Voluntary Prepayment), 6.4 (Mandatory Prepayment) or 13.1

(Unlawfulness), prior to the next succeeding Interest Payment Date relating thereto, in which case the first such period selected by the Facility Agent shall end on such Interest Payment Date and interest shall be payable on such unpaid sum during such period at a rate of two per cent. (2.00%) above the rate applicable thereto immediately before it shall have become so due and payable.

5.3.3	Interest under this clause 5.3 shall be due and payable on the last day of each period determined by the Facility Agent pursuant to this clause 5.3 or, if earlier, on the date on which the sum in respect of which such interest is accruing shall actually be paid. If, for the reasons specified in clause 5.6.1(a) or 5.6.1(b), the Facility Agent is unable to determine a rate of LIBOR in accordance with the definition thereof in clause 1.2 and the foregoing provisions of this clause 5.3, each Lender shall promptly notify the Facility Agent of the cost of funds to such Lender (determined in accordance with the following provisions of this clause but excluding the Margin) and interest on any sum not paid on its due date for payment shall be calculated for each Lender at a rate determined by the Facility Agent to be two per cent. (2.00%) per annum above the aggregate of the applicable Margin and the cost to such Lender of raising funds through its treasury operations at that time through any sources of funds available to such Lender at that time.

5.4	Notification of Interest Periods and interest rate

The Facility Agent shall notify the Borrower and the Lenders promptly of the duration of each Interest Period or other period for the calculation of interest (or, as the case may be, default interest) and of each rate of interest determined by it under this clause 5.

5.5	Reference Bank quotations

If any Reference Bank is unable or otherwise fails to furnish a quotation for the purpose of calculating LIBOR (where such a quotation is required having regard to paragraph (b) of the definition of “LIBOR” in clause 1.2) the interest rate for the relevant Interest Period shall be determined, subject to clause 5.6, on the basis of the quotations furnished by the remaining Reference Banks in accordance with the procedure set out in paragraph (b) of the definition of “LIBOR” in clause 1.2.

5.6	Market disruption; non-availability

5.6.1	If and whenever, at any time prior to the commencement of any Interest Period:

(a)	(at a time when Reference Bank quotations are required having regard to the definition of “LIBOR” in clause 1.2) the Facility Agent shall have determined, after consultation with the Reference Banks (which determination shall, in the absence of manifest error, be conclusive), that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period in accordance with any of the methods of determining LIBOR set out in paragraphs (a) and (b) of the definition of “LIBOR”; or

(b)	none or only one of the Reference Banks supplies the Facility Agent with a quotation for the purpose of calculating LIBOR (where such a quotation is required having regard to paragraph (b) of the definition of “LIBOR” in clause 1.2); or

(c)	the Facility Agent shall have received notification from Lenders with Contributions relating to the relevant Loan aggregating not less than one half of that Loan (or, prior to the Drawdown Date for the First Advance relating to the relevant Facility, Commitments relating to that Facility aggregating not less than one half of the Total Commitments relating to that Facility) that deposits in Dollars are not available to such Lenders in the London Interbank Market in the ordinary course of business in sufficient amounts to fund their Contributions to that Loan for such Interest Period, the Facility Agent shall forthwith give notice (a “Determination Notice”) to the Borrower and to each of the Lenders. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. If a Determination Notice is given in relation to a Facility at any time during the Availability Period of that Facility the undrawn amount of the Total Commitment of that Facility shall not be borrowed until notice to the contrary is given to the Borrower by the Facility Agent but Interest Advances will continue to be deemed to be made in respect of that Facility pursuant (and subject) to clause 4.2.

5.6.2	During the period of ten (10) days after any Determination Notice has been given by the Facility Agent under clause 5.6.1, each Lender shall certify an alternative basis (the “Substitute Basis”) for making available or, as the case may be, maintaining its Contribution to the relevant Facility. The Substitute Basis may (without limitation) include alternative interest periods or alternative rates of interest but shall include a margin above the cost of funds to such Lender (as such cost of funds is determined in accordance with the provisions of clauses 5.3.2 and/or 5.3.3 above) equivalent to the Margin and Mandatory Cost (if any) applicable to that Lender’s Contribution to that Facility and, with the agreement of the Borrower, the Substitute Basis may include an alternative currency or currencies. Each Substitute Basis so certified shall be binding upon the Borrower and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Facility Agent notifies the Borrower that none of the circumstances specified in clause 5.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall apply.

5.7	Break Costs

5.7.1	The Borrower shall, within three (3) Banking Days of demand by a Lender, pay to that Lender its Break Costs attributable to all or any part of an Advance or a Loan being prepaid by the Borrower on a day other than the last day of an Interest Period for that Advance or Loan.

5.7.2	Each Lender shall, promptly after a demand by the Facility Agent, provide a certificate confirming, and providing reasonable details of, the amount of its Break Costs for any Interest Period in which they accrue.

6	Reduction, prepayment

6.1	Reduction

6.1.1	The Total Commitment relating to a Facility shall be reduced on each Application Date relating to that Facility by the Required Amount relating to that Facility for that Application Date. Any reduction of that Total Commitment shall reduce the Commitment relating to that Facility of each Lender in the proportion which that Lender’s Commitment relating to that Facility bears to the Total Commitment relating to that Facility.

6.1.2	If on any Application Date relating to a Facility (after the reduction of the Total Commitment relating to that Facility in accordance with clause 6.1.1 above) there remain any amounts available for application in accordance with clause 5.2.10 of the Deed of Proceeds and Priorities, the Total Commitment relating to each Facility shall be further reduced by the balance of such moneys applied to the Loan outstanding under that Facility and the Commitment to that Facility of each Lender shall be further reduced in the proportion which that Lender’s Commitment to that Facility bears to the Total Commitment relating to that Facility.

6.1.3	If after the reduction of the Total Commitment relating to a Facility on any Application Date, the Loan outstanding under that Facility would exceed the Total Commitment relating to that Facility as so reduced, the Borrower shall on such Application Date pay to the Facility Agent (for the account of the Lenders) such amount in repayment of that Loan as shall ensure that that Loan does not exceed the Total Commitment relating to that Facility at such time.

6.1.4	The Total Commitment relating to a Facility shall be reduced to zero on the Final Maturity Date of that Facility and any amount of the Loan outstanding under that Facility on the Final Maturity Date relating to that Facility shall be repaid in full, together with all accrued interest and any other amount relating thereto payable under this Agreement and the other Facility Documents.

6.2	Voluntary prepayment

Provided that no Event of Default has occurred and is continuing, the Borrower may, upon ten (10) Banking Days written notice to the Facility Agent, prepay each of the Loans after both the Availability Periods relating to the Facilities have ended in whole or in part (being $5,000,000 or any larger sum which is either an integral multiple of $5,000,000 or an amount complying with the requirements of this clause) on any Interest Payment Date relating to that Loan, provided that the same proportion of the Loan outstanding in relation to each Facility is prepaid, without premium or penalty or Break Costs but without prejudice to any of the Borrower’s obligations under clause 12 (Indemnities). Upon any such notice of prepayment being given, the Total Commitment relating to each Facility shall be reduced by an amount equal to the amount of the prepayment of the Loan outstanding in relation to that Facility, provided however that if an Event of Default has occurred and is continuing, the Borrower shall only be entitled to prepay the Loans in full.

6.3	Additional voluntary prepayment

Provided that no Event of Default has occurred and is continuing, the Borrower may also, upon five (5) Banking Days written notice to the Facility Agent, prepay (in whole but not in part only), without premium or penalty, but without prejudice to its obligations under clauses 5.6 (Market disruption), 8.5 (Grossing up for Taxes) and 13.2 (Increased Costs) or the obligations of the Lenders under clause 13.4 (Mitigation):

6.3.1	the Contribution of any Lender to which the Borrower shall have become obliged to pay additional amounts under clause 8.5 or 13.2;

6.3.2	any Lender’s Contribution to which a Substitute Basis applies by virtue of clause 5.6.2;

6.3.3	the Contribution of any Lender which has notified the Facility Agent of its Additional Cost Rate (under paragraph 3 of Schedule 8); or

6.3.4	the Contribution of any Lender which withholds consent to any sale of issued share capital of a Core Company as contemplated in clause 14.2.19(c) of the Deed of Proceeds and Priorities.

Upon any notice of such prepayment being given in relation to a Loan, the Commitment to the Facility under which the relevant Loan is outstanding of the relevant Lender shall be reduced to zero and the Total Commitment relating to that Facility shall be reduced by an amount equal to the Commitment to that Facility of the relevant Lender immediately prior to the delivery of that notice.

6.4	Mandatory prepayment

If at any time:

6.4.1
(a)	any Facility Document (other than any Charterer Acknowledgement) is not or ceases to be effective or any material provision thereof is not or ceases to be in full force and effect or any Facility Document (other than the Charterer Acknowledgement) or any material provision thereof is alleged by any Security Party to be ineffective for any reason, the Borrower shall, on the date falling ten (10) Banking Days following receipt by the Borrower and the applicable Security Party of notification of such ineffectiveness or alleged ineffectiveness from the Security Trustee, prepay each of the Loans in full, whereupon the Total Commitments shall be reduced to zero, unless prior to that time (i) the ineffectiveness has been remedied or (ii) the Security Trustee acting with the consent of the Majority Lenders has been satisfied that such allegation is without foundation or is spurious; or

(b)

any Charterer Acknowledgement (if issued by the Charterer) is not or ceases to be effective or any material provision thereof is not or ceases to be in full force and effect or any Charterer Acknowledgement or any material provision thereof is alleged by the

Charterer in writing to be ineffective for any reason, the Borrower shall, on the date falling ten (10) Banking Days following receipt by the Borrower of notification of such ineffectiveness or alleged ineffectiveness from the Security Trustee, prepay each of the Loans in full, whereupon the Total Commitments shall be reduced to zero, unless prior to that time (i) the ineffectiveness has been remedied or (ii) the Security Trustee acting with the consent of the Majority Lenders has been satisfied that such allegation is without foundation or is spurious or (iii) the Borrower has provided or has procured the provision of replacement security satisfactory to the Security Trustee acting with the consent of the Lenders; or

6.4.2
(a)	it becomes unlawful for any Security Party to perform all or any of its material obligations under this Agreement or any of the Facility Documents (other than any Charterer Acknowledgement) or any of the Project Documents, in each case to which it is party for any reason; or

(b)	this Agreement or any Facility Document (other than any Charterer Acknowledgement) or any Project Document or any material provision thereof ceases to be lawful and enforceable for any reason; or

(c)	any of the Security Documents comprising a security interest ceases to constitute a valid first priority security interest over the asset or property to which it relates; or

(d)	it becomes unlawful at any time for the Charterer to perform all or any of its respective material obligations under any Charterer Acknowledgement (if the same is issued) or any Charterer Acknowledgement or any material provision thereof otherwise ceases to be legal and enforceable, the Borrower shall on the date falling fifteen (15) Banking Days following receipt by the Borrower and the applicable Security Party of notice from the Security Trustee of such unlawfulness or failure of security (or, if earlier, the Banking Day following receipt of such notice prior to the unlawfulness or failure of security taking effect), prepay each of the Loans in full, whereupon the Total Commitments shall be reduced to zero unless prior to that time (i) any such unlawfulness, illegality and/or unenforceability has been remedied or (ii) the Borrower has provided or has procured the provision of replacement security satisfactory to the Security Trustee acting with the consent of the Lenders; or

6.4.3	on any Application Date any amounts remain available for application in accordance with clause 5.2.10 of the Deed of Proceeds and Priorities, such amounts shall be applied in pre-payment of the Loans in accordance with clause 5.2.10 of the Deed of Proceeds and Priorities and this clause 6.4.3.

6.5	Prepayment on Total Loss or Damage

6.5.1

Upon a Rig becoming a Total Loss or suffering damage or being involved in an incident which, in the opinion of the Majority Lenders, based on the advice of the Technical Adviser, may result in that Rig subsequently being determined to be a Total Loss, the Total Commitment relating to the Facility which finances the Advance Bareboat Hire payable in respect of that Rig shall be reduced to zero. On the date upon which the Total Loss Proceeds or Requisition Compensation relating to that Rig are received from the insurers, the Borrower shall prepay the Loan advanced under that Facility in full. If those Total Loss Proceeds or Requisition Compensation received are sufficient to pay, repay, satisfy and discharge the Secured Obligations relating to that Facility in full, the Facility Agent shall apply any of those Total Loss Proceeds or Requisition Compensation remaining after such payment, repayment, satisfaction and discharge in accordance with clause 5.2 or, as the case may be clause 5.3 of the Deed of Proceeds and Priorities. If the Total Loss Proceeds or Requisition Compensation in relation to a Rig have not been received from the insurers within sixty (60) days of the applicable date referred to in the definition of “Total Loss Date”, the Facility Agent shall be entitled to declare an acceleration of the Loans pursuant to clause 11.3 of this Agreement, provided however that prior to the applicable date referred to in the definition of “Total Loss Date”, the Borrower shall, and shall procure that the Rig Owner which is the owner of that Rig shall, pursue the claim diligently and shall keep the Facility Agent informed as to the progress of the claim and any discussions with the insurers in relation thereto and the Facility Agent shall take into account the then current situation and the advice and information of the Borrower provided pursuant hereto when deciding whether to exercise its rights to declare an acceleration of the Loans under clause 11.3.

6.5.2	If, pursuant to clause 6.1.3 of the Deed of Proceeds and Priorities, any amount of Restricted Proceeds are required to be applied by the Borrower in prepayment of a Loan, the Borrower shall, on the date those Restricted Proceeds are received, prepay (without premium or penalty, but without prejudice to any of its obligations under this Agreement) that Loan in an amount equal to the amount of those Restricted Proceeds. If those Restricted Proceeds are sufficient to prepay the whole of that Loan, the Facility Agent shall apply any of those Restricted Proceeds remaining after such prepayment in accordance with clause 5.2 or, as the case may be, clause 5.3 of the Deed of Proceeds and Priorities.

6.6	Amounts payable on prepayment

Any prepayment of a Facility or any part of a Facility under this Agreement shall be made together with: (a) accrued interest to the date of prepayment (calculated, in the case of any prepayment of a Lender’s Contribution to that Facility pursuant to clause 6.3 and in respect of the period during which the relevant Substitute Basis has applied by virtue of clause 5.6 (Market disruption), at a rate per annum equal to the rate certified by such Lender to be an interest rate equivalent to the aggregate of (i) the applicable Margin (for the period up to the date of prepayment) and (ii) the cost to such Lender of funding its Contribution to that Loan for such period calculated on the basis set out in clauses 5.3.2, 5.3.3 and 5.6 (where a Substitute Basis applies) and (iii) the Mandatory Cost, if any, applicable to that Lender’s Contribution to that Facility); (b) any additional amount payable under clause 8.5 (Grossing up for Taxes) or 13.2 (Increased Costs); and (c) all other sums payable by the Borrower to the relevant Lender under this Agreement and the other Facility Documents including, without limitation, any accrued commitment commission payable under clause 7.1.2 (Fees) and any amounts payable under clause 12.1 (Indemnities).

6.7	Notice of prepayment

Every notice of prepayment given by the Borrower shall be effective only on actual receipt by the Facility Agent, shall be irrevocable and shall oblige the Borrower to make such prepayment on the date specified. No amount prepaid may be reborrowed. The Borrower may not prepay a Loan or any part thereof save as expressly provided in this Agreement.

6.8	Replacement Schedule of Minimum Repayment Amounts

6.8.1	The Original Schedule of Minimum Repayment Amounts has been prepared on the basis of the assumptions that:

(a)	in respect of the Rig A Facility and Rig A:

(i)	the Rig A Charter Date of Acceptance shall occur on or prior to 30 June 2010;

(ii)	there will be twenty eight (28) Application Dates between the Rig A Charter Date of Acceptance and the Rig A Final Maturity Date on which payments of Required Amount shall be due;

(iii)	there will be no change to the Rig A Facility Limit, Rig A Principal Facility Limit or Rig A Interest Facility Limit pursuant to clause 2.2; and

(iv)	the total amount drawn down will be three hundred and twenty five million, sixty two thousand one hundred and twenty two Dollars ($325,062,122).

(b)	in respect of the Rig B Facility and Rig B:

(i) the Rig B Charter Date of Acceptance shall occur on or prior to 29 September 2009;

(ii) there will be twenty (20) Application Dates between the Rig B Charter Date of Acceptance and the Rig B Final Maturity Date on which payments of Required Amount shall be due;

(iii) there will be no change to the Rig B Facility Limit, Rig B Principal Facility Limit or Rig B Interest Facility Limit pursuant to clause 2.2; and

(iv) the total amount drawn down will be four hundred and sixty five million, two hundred and thirty thousand two hundred and ninety six Dollars ($465,230,296).

6.8.2	If any or all of the assumptions made in clause 6.8.1 above in relation to a Facility proves to be incorrect the Facility Agent shall prepare a Replacement Schedule of Minimum Repayment Amounts with respect to that Facility within ten (10) Banking Days following the last day of the Availability Period relating to that Facility reflecting the actual relevant Charter Date of Acceptance of the Rig relating to that Facility and such Replacement Schedule of Minimum Repayment Amounts shall (in the absence of manifest error) replace the Original Schedule of Minimum Repayment Amounts with respect to that Facility and shall be deemed to be ‘the Schedule of Minimum Repayment Amounts’ with respect to that Facility for the purpose of this Agreement. The Facility Agent shall submit the Replacement Schedule of Minimum Repayment Amounts to the Borrower for approval (such approval not to be unreasonably delayed and to be capable of being withheld only in the case of error in such Replacement Schedule of Minimum Repayment Amounts) and shall notify all other parties to this Agreement of such recalculation and provide to them a copy of the Replacement Schedule of Minimum Repayment Amounts.

6.8.3	If at any time a prepayment of part of a Loan is made pursuant to this clause 6 (other than in accordance with clause 6.4.3 if, after the making of the relevant pre-payment referred to in clause 6.4.3, the Final Payment relating to each of the Loans will be greater than zero) or clause 13.1 the Facility Agent shall, following such prepayment, re-calculate the Original Schedule of Minimum Repayment Amounts relating to that Facility or, as the case may be, any Replacement Schedule of Minimum Repayment Amounts relating to that Facility and prepare a Replacement Schedule of Minimum Repayment Amounts relating to that Facility on the basis that, in the case of any prepayment of part only of a Loan other than in accordance with clause 6.3 or clause 13.1, the amount of such prepayment shall be applied in inverse order of maturity (being first applied against the Final Payment then applicable to that Loan) or, in the case of any prepayment of part only of a Loan in accordance with clause 6.3 or clause 13.1, the amount of such prepayment shall be applied in or towards repayment of the relevant Loan and the levels of the Required Amounts relating to the Facility under which that Loan is outstanding in the Schedule of Minimum Repayment Amounts relating to that Facility shall be reduced proportionately by the amount of such prepayment and, in each case the Facility Agent shall notify all of the parties to this Agreement of such re-calculation and provide to them a copy of the Replacement Schedule of Minimum Repayment Amounts.

6.9	No reborrowing

No amount of a Facility repaid or prepaid may be reborrowed.

7	Fees and expenses

7.1	Fees

7.1.1	The Borrower shall pay to the Facility Agent in Dollars:

(a)	on the dates specified in the Fee Letter, for the account of the Arranger, the arrangement and underwriting fee in the amounts agreed between the Borrower and the Arranger in the Fee Letter; and

(b)	on the date of this Agreement and each anniversary thereof, until all moneys owing under this Agreement have been paid in full, for the account of the Agents, an agency fee in the amount agreed between the Borrower and the Agents in the Fee Letter.

7.1.2	The Borrower shall pay to the Facility Agent in Dollars, in arrear on each Commitment Fee Date relating to a Facility, commitment commission for the account of each Lender computed from (and including) the date of this Agreement or, as the case may be, the immediately preceding Commitment Fee Date relating to that Facility to (but excluding) the applicable Commitment Fee Date relating to that Facility in accordance with clause 8.9 at the rate of zero point six two five per cent. (0.625%) per annum on the daily undrawn amount of such Lender’s Commitment to that Facility, such commission to be payable whether or not any part of the Commitment to that Facility is ever advanced. Commitment Fees in respect of a Facility shall, subject to the provisions of clause 4.2, be capitalised and deemed to be paid by virtue of the Interest Advances deemed to be made in respect of those Commitment Fees pursuant to clause 4.2.

7.2	Expenses

The Borrower shall pay to the Facility Agent on demand:

7.2.1	all expenses, (subject to any agreed cap thereon and including legal, printing and out-of-pocket expenses, travel expenses and (subject always, in relation to the inspection of a Rig, as provided in clause 11.4 of the Deed of Undertaking) the fees of any technical, valuation and insurances advisers but excluding any amount in relation to management time) properly incurred (provided any expense exceeding US$5,000 shall be approved by the Borrower before being incurred, such approval not to be unreasonably withheld or delayed) by any of the Arranger, Security Trustee or Facility Agent in connection with the review of the Project Documents and the Insurances, the negotiation, preparation and execution and, where relevant, the registration of this Agreement and the Facility Documents, the drawdown of any Advance, the syndication of the Facilities, the preparation and distribution of the Information Memorandum and of any amendment, variation, or extension of or supplement to, or the granting of any waiver or consent under, this Agreement or any Facility Document; and

7.2.2	all expenses (including legal, printing and out-of-pocket expenses) incurred by any of the Beneficiaries in contemplation of, or otherwise in connection with, the enforcement or attempted enforcement of, or preservation or attempted preservation of any rights under, this Agreement and the Facility Documents and the exercise of the powers granted by, referred to in or otherwise contemplated by, this Agreement and the Facility Documents, together with interest thereon at LIBOR from (and including) the date on which such expenses were incurred and, at the rate referred to in clause 5.3 (Interest for late payment), from (and including) the date falling two (2) Banking Days after the date of demand up to (but excluding) the date of payment (as well after as before judgment) and the Facility Agent agrees to notify the Borrower of the amount of such expenses promptly after such expenses are incurred and (in the case of expenses incurred by the Beneficiaries) the Facility Agent is made aware thereof.

7.3	Stamp taxes

The Borrower shall pay and, within three (3) Banking Days of demand, indemnify each Beneficiary against any cost, loss or liability that Beneficiary incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of the Transaction Documents.

7.4	Value added tax

7.4.1	All consideration or sums expressed to be payable under the Facility Documents by any party to a Beneficiary shall be deemed to be exclusive of any VAT. Subject to clause 7.4.2 below, if VAT is chargeable on any supply made by any Beneficiary to any party in connection with the Facilities or either of them, that party shall pay to that Beneficiary (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

7.4.2	If VAT is chargeable on any supply made by any Beneficiary (the “Supplier”) to any other Beneficiary (the “Recipient”) in connection with the Facility Documents, and any party is required by the terms of the Facility Documents to pay an amount equal to the consideration for such supply to the Supplier, such party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT.

7.4.3	Where a Beneficiary requires any party to reimburse a Beneficiary for any costs or expenses, that party shall also at the same time pay and indemnify the Beneficiary against all VAT incurred by the Beneficiary in respect of those costs or expenses to the extent that the Beneficiary reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.

7.5	Indemnity in respect of stamp and other duties

The Borrower shall indemnify each of the Beneficiaries against any liability arising by reason of any delay or omission by the Borrower to pay any such stamp, documentary, registration or other duties or taxes.

8	Payments and Taxes; accounts and calculations

8.1	No set-off or counterclaim; distribution to the Lenders

The Borrower acknowledges that in performing its obligations under this Agreement, the Lenders will be incurring liabilities to third parties in relation to funding of amounts to the Borrower (such liabilities matching the liability of the Borrower to the Lenders) and that it is reasonable for the Lenders to be entitled to receive payments from the Borrower gross (as provided herein) on the due date in order that the Lenders are put in a position to perform their matching obligations to the relevant third parties. Accordingly, all payments to be made by the Borrower under this Agreement and any of the Facility Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 8.5 (Grossing up for Taxes), free and clear of any deductions or withholdings, in Dollars (except for costs, charges or expenses which shall be payable in the currency in which they are incurred) on the due date to the account of the Facility Agent at such bank as the Facility Agent may from time to time specify for this purpose. Save where this Agreement and/or the Facility Documents provides for a payment to be made for the account of a particular Lender (including, without limitation, clauses 5.6 (Market disruption; non-availability), 6.3 (Additional Voluntary Prepayment), 6.4 (Mandatory Prepayment), 7 (Fees and expenses), 8.5 (Grossing up for Taxes), 12.1 (Miscellaneous Indemnities), 12.2 (Currency Indemnity), 13.1 (Unlawfulness) and 13.2 (Increased costs)) in which case the Facility Agent shall distribute the relevant payment to the Lender concerned, payments to be made by the Borrower under this Agreement and/or the Facility Documents shall be for the account of all the Lenders and the Facility Agent shall forthwith distribute such payments in like funds as are received by the Facility Agent to the Lenders rateably in accordance with their Commitments or Contributions, as the case may be, subject always to clause 14.2 (Pro-rata payments).

8.2	Payments by the Lenders

All sums to be advanced by the Lenders to the Borrower under this Agreement shall be remitted in Dollars on the relevant Drawdown Date to the account of the Facility Agent at such account as the Facility Agent may from time to time notify the Lenders and the Borrower directs the Facility Agent that all such sums shall be paid by the Facility Agent on such date in like funds as are received by the Facility Agent to the Project Account related to the Facility of which such sums form a part, which the Borrower acknowledges and agrees shall constitute the borrowing thereof by the Borrower.

8.3	Non-Banking Days

When any payment under this Agreement would otherwise be due on a day which is not a Banking Day, the due date for payment shall be postponed to the next following Banking Day, unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

8.4	Facility Agent may assume receipt

Where any sum is to be paid under this Agreement or any of the other Facility Documents to the Facility Agent for the account of another person, the Facility Agent may assume that the payment will be made when due and may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Facility Agent, then the person to whom such sum was so made available shall on request refund such sum to the Facility Agent together with interest thereon sufficient to compensate the Facility Agent for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable shall indemnify the Facility Agent for any and all loss or expense which the Facility Agent may sustain or incur as a consequence of such sum not having been paid on its due date.

8.5	Grossing-up for Taxes

8.5.1	If at any time the Borrower is required to make any deduction or withholding in respect of Taxes from any payment due under this Agreement and/or the Facility Documents for the account of any Beneficiary (or if the Facility Agent is required to make any such deduction or withholding from a payment to another Beneficiary) the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, each Beneficiary receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower shall indemnify each Beneficiary against any losses or costs incurred by any of them by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower shall promptly deliver to the Facility Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any such deduction or withholding.

8.5.2	The Borrower shall not be required to make any increased payment under this clause 8.5 if the requirement to make such payment arises solely as a consequence of:

(a)	the breach by any Beneficiary of its express obligations under this Agreement or any of the Facility Documents; or

(b)	any assignment or transfer by any Beneficiary of its rights under this Agreement or any Facility Document, or a change in its Facility Office other than an assignment, transfer or change:

(i)	permitted or required by this Agreement (subject always to clause 15.8 (Facility Offices)) or the relevant Facility Document;

(ii)	effected in order to reduce or mitigate any requirement to make any increased payment where such assignment, transfer or change is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to such proposed assignment, transfer or change, the Borrower shall be obliged to make the applicable deduction or withholding or other increased payment or to prepay the Loans advanced in accordance with clauses 6.2 and 6.3 above);

(iii)	effected pursuant to or in accordance with either or both of the Option Agreements; or

(iv)	following any request by any member of the Group or the Parent Sponsor.

8.5.3

If any Beneficiary determines in its absolute discretion acting in good faith that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which the Borrower has made an increased payment under this clause 8.5 that Beneficiary shall, provided always that the applicable Beneficiary has received all amounts which are then due and payable by the Borrower and/or any other Security Party under any of the provisions of the Facility Documents, pay to the Borrower (to the extent that the applicable Beneficiary can do so without prejudicing the amount of that benefit and the right of that Beneficiary to obtain any other benefit, relief or allowance which may be available to it) such amount, if any, as that Beneficiary shall determine in its absolute discretion (acting in good faith) will leave that Beneficiary in no better and no worse position than that Beneficiary would have been in if the deduction or withholding had not been required and that it retains no benefit as a result of the benefit of such deduction (such payment to be made on or prior to the date falling three (3) Banking Days after the date of such determination),

PROVIDED THAT:

(a)	the applicable Beneficiary shall have an absolute discretion as to the time at which and the order and manner in which it realises or utilises any Tax benefit;

(b)	the applicable Beneficiary shall provide reasonable details of the basis of such determination but shall not be obliged to disclose any information regarding its business, Tax affairs or Tax computations which that Beneficiary considers to be confidential;

(c)	if the applicable Beneficiary has made a payment to the Borrower pursuant to this clause 8.5.3 on account of any Tax benefit and it subsequently transpires that that Beneficiary did not receive that Tax benefit, or received a lesser Tax benefit, the Borrower shall pay on demand to that Beneficiary such sum as that Beneficiary may determine as being necessary to restore the after-Tax position of that Beneficiary to that which it would have been had no adjustment under this proviso (c) been necessary; and

(d)	the applicable Beneficiary shall not be obliged to make any payment under this clause 8.5.3 if, by doing so, it would contravene the terms of any applicable law or any notice, direction or requirement of any governmental or regulatory authority (whether or not having the force of law).

8.6	Accounts

Each Lender shall maintain, in accordance with its usual practices, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under this Agreement. The Facility Agent shall maintain a control account showing the Facilities, Loans and other sums owing by the Borrower under this Agreement and all payments in respect thereof made by the Borrower from time to time. The control account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrower under this Agreement.

8.7	Application of payments prior to a Termination Date

On each Application Date relating to a Facility or any other date prior to the Termination Date relating to a Facility on which a payment is due to be made by the Borrower under this Agreement or any of the Facility Documents, the provisions of clause 5.2 or, as the case may be, 5.3 of the Deed of Proceeds and Priorities shall apply.

8.8	Application of payments after a Termination Date

Upon and following the Termination Date relating to a Facility, the Facility Agent shall apply the proceeds of realisation of any Collateral and any other moneys received under or pursuant to this Agreement and the Facility Documents in accordance with clause 9 of the Deed of Proceeds and Priorities.

8.9	Calculations

All interest, commitment commission and other payments of an annual nature under this Agreement and the Facility Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year. In calculating the actual number of days elapsed in a period which is one of a series of consecutive periods with no interval between them or a period on the last day of which any payment falls to be made in respect of such period, the first day of such period shall be excluded but the last day included.

8.10	Certificates conclusive

Any certificate or determination of the Facility Agent or any Lender as to any rate of interest or any other amount payable under this Agreement or any Facility Document shall, in the absence of manifest error, be conclusive and binding on the Borrower and (in the case of a certificate or determination by the Facility Agent) on the Lenders.

9	Representations and warranties

The Borrower represents and warrants to each of the Beneficiaries that:

9.1	Status

9.1.1	it is a limited liability partnership, duly formed and validly existing under the laws of The Netherlands; and

9.1.2	it has the power to own its assets and carry on its business as it is being conducted.

9.2	Binding obligations

subject to the Legal Reservations:

9.2.1	the obligations expressed to be assumed by it in each Transaction Document to which it is or will be a party are legal, valid, binding and enforceable obligations; and

9.2.2	(without limiting the generality of clause 9.2.1 above), each Security Document to which it is or will be a party creates or will create the security interests which that Security Document purports to create and those security interests are or will be valid and effective and each party (other than the Security Parties) to the Assigned Documents has given every consent, approval or waiver that is required from it pursuant to the Assigned Documents in order to create those security interests.

9.3	Non-conflict with other obligations

the entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party and the granting of the security constituted or purported to be constituted under the Security Documents to which it is a party do not and will not conflict with:

9.3.1	any law or regulation applicable to it (including, but not limited to, Environmental Laws);

9.3.2	its constitutional documents; or

9.3.3	any agreement or instrument binding upon its assets or constitute a default or termination event (however described) under any such agreement or instrument.

9.4	Power and authority

9.4.1	it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

9.4.2	no limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

9.5	Validity and admissibility in evidence

9.5.1	all Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect except for any Authorisation referred to in clause 9.8 (No filing or stamp taxes), which Authorisations will be promptly obtained or effected after the date of this Agreement, but in any case, on or prior to the Closing Date; and

9.5.2	every Authorisation, (including without limitation all environmental consents and approvals and any Environmental Licences) which is at the relevant time required by it in connection with the conduct of its business and the ownership, operation, use, exploitation or occupation of its property and assets, has been obtained and is in full force and effect and there has been no default in the observance of the conditions and restrictions (if any) imposed in, or in connection with, any of the same which could result in the revocation, suspension, variation, withdrawal or non-renewal of the same and, to the knowledge of its officers, no circumstances have arisen whereby any remedial action is reasonably likely to be required to be taken by, or at the expense of, the Borrower under or pursuant to any law or regulation (including without limitation Environmental Law) applicable to the business, property or assets of the Borrower.

9.6	Governing law and enforcement

subject to any applicable Legal Reservations,

9.6.1	the choice of governing law of the Facility Documents will be recognised and enforced in its Relevant Jurisdictions; and

9.6.2	any judgment obtained in relation to a Facility Document in the jurisdiction of the governing law of that Facility Document will be recognised and enforced in its Relevant Jurisdictions.

9.7	Insolvency

no:

9.7.1	corporate action, legal proceeding or other procedure or step described in clause 11.1.8 (Insolvency); or

9.7.2	legal process described in clause 11.1.7 (Legal process),

has been taken or, to its knowledge, threatened against it.

9.8	No filing or stamp taxes

under the laws of its Relevant Jurisdiction it is not necessary that the Facility Documents or any of them be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Facility Documents or the transactions contemplated by them except:

9.8.1	the registration of each of the Mortgages with the Registry of Titles and Deeds of Brazil;

9.8.2	such other filings as may be referred to in the legal opinions referred to in paragraph 4 of part 1 of Schedule 3;

which registrations and filings, subject to clause 7.2 of the General Assignment, will be made promptly after the date of the relevant Facility Document.

9.9	Deduction of Tax

it is not required to make any deduction for or on account of Tax from any payment it may make under any Facility Document.

9.10	No Default

9.10.1	no Event of Default and, on the date of this Agreement and the Closing Date, no Default is continuing or is reasonably likely to result from the making of any Advance or the entry into, the performance of, or any transaction contemplated by, any Transaction Document; and

9.10.2	no other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which constitutes a Material Adverse Effect.

9.11	No misleading information

save as disclosed in writing to the Facility Agent and the Arranger prior to the date of this Agreement (or, in relation to the Information Memorandum, prior to the date of the Information Memorandum):

9.11.1	any factual information contained in the Information Memorandum (save for the information contained in sections 1.3, 2.10, 7, 8 and 9 thereof or any information contained in the Information Memorandum which constitutes information that is in the public domain) was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given, save for any corrections made to the Information Memorandum with the agreement of the Facility Agent;

9.11.2	any financial projection or forecast contained in the Information Memorandum or the Budget has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration;

9.11.3	the expressions of opinion or intention provided by or on behalf of the Borrower for the purposes of the Information Memorandum were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds;

9.11.4	no event or circumstance has occurred or arisen and no information has been omitted from the Information Memorandum and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Information Memorandum being untrue or misleading in any material respect;

9.11.5	all material information provided to a Beneficiary by or on behalf of the Borrower on or before the date of this Agreement and not superseded before that date (whether or not contained in the Information Memorandum) is accurate and not misleading in any material respect and all projections provided to any Beneficiary by or on behalf of the Borrower on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied; and

9.11.6	all other written information provided by any member of the Group or on behalf of the Borrower (including its advisers) to a Beneficiary was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect.

9.12	Original Financial Statements

9.12.1	the Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied;

9.12.2	the unaudited Original Financial Statements fairly represent the financial condition and results of operations of the Parent Sponsor, Sponsor, Constellation, the Rig Owners and the Borrower respectively, for the relevant six month period;

9.12.3	the audited Original Financial Statements give a true and fair view of the consolidated financial condition and results of operations of the Parent Sponsor, Sponsor, Constellation, the Rig Owners and the Borrower, respectively, during the relevant financial year;

9.12.4	there has been no material adverse change in its assets, business or financial condition or the assets, business or consolidated financial condition of the Parent Sponsor, Sponsor Constellation, the Rig Owners or the Borrower since the date of the Original Financial Statements;

9.12.5	the most recent financial statements delivered pursuant to clause 14.1.1 (Financial Statements) of the Deed of Proceeds and Priorities:

(a)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(b)	give a true and fair view of (if audited) or fairly present (if unaudited) the consolidated financial condition of the Parent Sponsor, Sponsor, Constellation, the Rig Owners and the Borrower, respectively, as at the end of, and consolidated results of operations for, the period to which they relate;

9.12.6	the budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared by or on behalf of the Borrower in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied; and

9.12.7	since the date of the most recent financial statements delivered pursuant to clause 14.1.1 of the Deed of Proceeds and Priorities there has been no material adverse change in the business, assets or financial condition of the Group.

9.13	No proceedings pending or threatened

no litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to constitute a Material Adverse Effect, have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it.

9.14	No breach of laws

to the best of its knowledge and belief, it has not breached any law or regulation which breach constitutes or is reasonably likely to constitute a Material Adverse Effect.

9.15	Environmental laws

9.15.1	it and, to the best of its knowledge and belief, each Project Counterparty is in compliance with all Environmental Laws applicable to the Project(s) and/or the Rig(s) relevant to that Project Counterparty and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance; and

9.15.2	there is no Relevant Environmental Claim in relation to it.

9.16	Taxation

9.16.1	it is not materially overdue in the filing of any Tax returns and it is not overdue in the payment of any amount in respect of Tax;

9.16.2	no claims or investigations are being, or are reasonably likely to be, made or conducted against it with respect of Taxes; and

9.16.3	it is resident for Tax purposes only in The Netherlands.

9.17	Security and Financial Indebtedness

9.17.1	no Security exists over all or any of its present or future assets other than as expressly permitted or required by the Facility Documents; and

9.17.2	neither it nor either Rig Owner has any Indebtedness outstanding other than pursuant to the Transaction Documents and (in the case of each Rig Owner) indebtedness under the Hedging Agreements and the Intercompany Loan Agreement to which, in each case, that Rig Owner is a party.

9.18	Ranking

the Security granted or purported to be granted under the Security Documents has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security.

9.19	Good title to assets

it has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

9.20	Legal and beneficial ownership

9.20.1	it is the sole legal and beneficial owner of the respective assets over which it purports to grant Security pursuant to the Security Documents; and

9.20.2	all the members of the Group are or will on the Closing Date be legally and beneficially owned by the members of the Group or, as the case may be, the Group Owners, in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests.

9.21	Shares

the shares of each of the Rig Owners and the partnership interests in the Borrower are fully paid and, other than pursuant to the Share Pledges, are not subject to any option to purchase or similar rights. The constitutional documents of each of the Rig Owners do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Share Pledge applicable to it. There are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan or partnership capital of either of the Rig Owners or the Borrower (including any option or right of pre-emption or conversion) other than, in the case of the Borrower, the Borrower Partnership Agreement.

9.22	Intellectual Property

it:

9.22.1	is the sole legal and beneficial owner of or has licensed to it on normal commercial terms all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted and as contemplated in the Information Memorandum and the Budget;

9.22.2	does not so far as it is aware, in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or is reasonably likely to constitute a Material Adverse Effect; and

9.22.3	has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it.

9.23	Group Structure Chart

the Group Structure Chart contained in Schedule 9 of this Agreement is true, complete and accurate in all material respects and shows the following information:

9.23.1	each member of the Group, including current name and registration number, its jurisdiction of incorporation and/or establishment, a list of shareholders or members where applicable and indicating whether a member of the Group is not a company with limited liability; and

9.23.2	all minority interests in any member of the Group.

9.24	Accounting reference date

the Accounting Reference Date of each member of the Group is 31 December.

9.25	No adverse consequences

9.25.1	it is not necessary under the laws of its Relevant Jurisdictions:

(a)	in order to enable any Beneficiary to enforce its rights under any Facility Document; or

(b)	by reason of the execution of any Facility Document or the performance by it of its obligations under any Facility Document,

that any Beneficiary should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions; and

9.25.2	no Beneficiary is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Facility Document.

9.26	No immunity

neither it nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding in any Relevant Jurisdiction (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

9.27	Rig Earnings and Proceeds

there is no agreement or arrangement whereby any Earnings or Proceeds may be shared with any other person otherwise than as expressly permitted by the terms of the Facility Documents.

9.28	No Relevant Substances

no Relevant Substance has at any time been (i) deposited or disposed of in the Environment by it or from a Rig or otherwise in connection with a Project or (ii) kept, treated, imported, exported, processed, manufactured, used, collected, sorted or produced in the Environment by it or by or from a Rig or otherwise in connection with a Project and no Relevant Substance is present in the Environment, in each case in circumstances which are likely to result in an Environmental Claim against it or a Rig.

9.29	Details of environmental audits

full details have been given to the Facility Agent of any third party inspections, investigations, studies (including internal studies in relation to specific environmental risks), audits, tests, reviews or other analyses of which it is aware and to which it has access in relation to Environmental Matters relating to a Rig and of all Environmental Licences required by each Rig as at the relevant time of which it is aware and details of which have been provided by it or the relevant Builder or otherwise for the purposes of the relevant Charter, Services Agreement, Construction Contract and Project.

9.30	No Encumbrances

none of its business, undertaking, assets, property, rights and revenues is subject to any Encumbrance, other than Permitted Encumbrances.

9.31	Other business

it (a) is not currently involved in any business whatsoever, other than as contemplated by the Transaction Documents and (b) does not have (other than as set out in the Group Structure Chart) any Subsidiaries or own any shares or any equity interest in any person.

9.32	Ownership

Mimosa directly holds, and controls, ninety nine point nine nine nine nine per cent. (99.9999%) of the partnership interests in the Borrower and Becrux directly holds and controls all of the balance of those partnership interests.

9.33	Project Cost

the total Rig A Project Cost at the termination of the Rig A Availability Period will be greater than or equal to one hundred and sixty point two per cent. (160.2%) of the Rig A Loan and the total Rig B Project Cost at the termination of the Rig B Availability Period will be greater than or equal to one hundred and eleven per cent. (111%) of the Rig B Loan.

9.34	Pensions

neither it nor any of its Subsidiaries has nor at any time has had a place of business, or employed any person, in the United Kingdom.

9.35	Assigned Documents

there are no material contracts, agreements or arrangements between it and any other person relating to or in connection with the Rigs or either of them other than those which constitute Assigned Documents.

9.36	Material Contracts

(other than the Management Agreements) each Material Contract entered into before the date of this Agreement provides for a fixed price and fixed date of completion and the Borrower has provided a certified copy of such Material Contracts and the Management Agreements to the Facility Agent.

9.37	Times when representations made

9.37.1	all the representations and warranties in this clause 9 are made by the Borrower on the date of this Agreement except for the representations and warranties set out in clause 9.11 which are deemed to be made by the Borrower, with respect to the Information Memorandum, on the date of this Agreement, on the Closing Date and on any later date on which the Information Memorandum (or part of it) is released to the Arranger for distribution in connection with syndication;

9.37.2	all the representations and warranties in this clause 9 are deemed to be made by the Borrower on the Closing Date; and

9.37.3	the Repeating Representations are deemed to be made by the Borrower on the date of each Drawdown Notice and on the first day of each Interest Period (except that those contained in clause 9.12 will cease to be so made once subsequent financial statements have been delivered under this Agreement).

10	Covenants and Undertakings

Information Undertakings

The undertakings in this clause 10 remain in force from the date of this Agreement for so long as any amount is outstanding under the Facility Documents or any Commitment is in force.

10.1.1	Year-end

The Borrower shall procure that no member of the Group changes its Accounting Reference Date.

10.1.2	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of the Borrower or any other Security Party or the composition of the partners or shareholders (as the case may be) of the Borrower or any other Security Party after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Facility Agent, the Security Trustee or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Facility Agent, the Security Trustee or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent or the Security Trustee (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, the Security Trustee, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to any relevant person pursuant to the transactions contemplated in the Facility Documents.

(b)	Each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied with the results of all necessary “know your customer” or other checks on that Lender or prospective new Lender pursuant to the transactions contemplated in the Facility Documents.

10.2	Covenants

The Borrower undertakes with each of the Beneficiaries that, from the date of this Agreement and so long as any moneys are owing under this Agreement or any of the Facility Documents or any Commitment is in force, it will:

10.2.1	Notice of Default

promptly upon becoming aware of the same inform the Facility Agent (a) of any occurrence which might adversely affect its ability to perform its obligations under this Agreement, the Assigned Documents and/or the Facility Documents and/or the other Project Documents to which it is party including, but not limited to, (i) the non-delivery of any Bulletin of Measurement by the Charterer to the Borrower by the tenth (10th) day of each month, and (ii) any circumstances in which this Agreement or any of the Assigned Documents, Facility Documents or Project Documents to which the Borrower is party have become or are alleged by any party thereto (other than the Beneficiaries) to have become ineffective or in which it has become or is to become unlawful for the Borrower or any other Security Party to perform or to continue to perform its obligations under this Agreement or the applicable Assigned Document, Facility Document or Project Document (excluding the documents described in Schedule 7 hereto in circumstances where the Rig Rights are no longer subsisting) and (b) of any Default under this Agreement or any of the Facility Documents to which the Borrower is party or any default under any of the Assigned Documents or Project Documents to which it is party and (c) from time to time, if so requested by the Facility Agent, confirm to the Facility Agent in writing that, save as otherwise stated in such confirmation, so far as it is aware (i) no Default under this Agreement or any of the Facility Documents to which the Borrower is party or (ii) no default under any Assigned Document or Project Document to which the Borrower is party, in each case has occurred and is continuing;

10.2.2	Authorisations and licences

without prejudice to clause 3 (conditions) and clause 9 (representations and warranties) (a) obtain or cause to be obtained, maintain or cause to be maintained in full force and effect at the time that the same are required and promptly renew or cause to be renewed and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every Authorisation which are applicable to the Borrower and either of the Rigs, the Projects and the transactions contemplated hereby and all Authorisations which the Borrower is required to obtain and maintain under the terms of the Assigned Documents in order to continue the performance and operation of either Rig at its Approved Location; and (b) if requested by the Facility Agent deliver to the Facility Agent a report in relation to the status of the Authorisations and any qualifications, limitations or restrictions thereon, provided that the Borrower shall only be obliged to deliver one such report each year, unless a Default shall have occurred and be continuing, in which case the Borrower shall deliver a further report if so requested by the Facility Agent; and (c) do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance, validity, legality, priority and enforceability of all its obligations under this Agreement, the Facility Documents, the Assigned Documents and the Project Documents to which the Borrower or a Rig Owner is party; and (d) if so requested by the Charterer, provide to the Charterer any documentation in the possession or control of the Borrower or the relevant Rig Owner as the Charterer may reasonably require in support of the Charterer’s application for any renewal or extension of the ROF or other Central Bank consent required in respect of a Charter in accordance with clause 4.8 thereof;

10.2.3	Use of proceeds

use the Advances under this Agreement exclusively for the purpose specified in clause 1.1 (purpose) and not use the proceeds of any Advance for an illegal purpose or otherwise not in compliance with any applicable law;

10.2.4	Pari passu

ensure that at all times any unsecured and unsubordinated claims of a Beneficiary against it under the Facility Documents shall rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

10.2.5	Information concerning the Project

furnish the Facility Agent promptly with the information specified in clauses 14.2.5 and 14.2.6 of the Deed of Proceeds and Priorities in accordance with the terms thereof;

10.2.6	Action of Borrower

at any time after the occurrence of an Event of Default which is continuing or after the whole principal amount of a Loan has become due and payable pursuant to any provision of the Facility Documents, the Borrower shall from time to time take such action, make such requests or demands and give such notices and certificates (including, without limitation, any lawful demand for payment under any of the Transaction Documents) as the Facility Agent or the Security Trustee may reasonably request in order to enforce or preserve any rights, remedies or claims (a) of any Beneficiary under any Transaction Document to which the Borrower is a party or (b) which is the subject of any Security Document to which the Borrower is a party and shall not, without the prior written consent of the Agents, take any steps to enforce or exercise, and shall take such reasonable steps as the Facility Agent or the Security Trustee may direct to enforce or exercise, any rights, remedies, powers and privileges under the Assigned Documents relating to a Rig or in respect of a Rig or under any of the Security Documents;

10.2.7	Compliance with laws and regulations

comply with the terms and conditions of all laws (including without limitation Environmental Laws), regulations, agreements, licences and concessions to which it may be subject and which are required in connection with either Project or which are necessary for the operation of either Rig, its systems and equipment and which are material to the carrying on of its business;

10.2.8	Environmental claims

promptly upon becoming aware of the same, inform the Facility Agent in writing of:

(a)	any Relevant Environmental Claim in relation to it; and

(b)	any facts or circumstances which are reasonably likely to result in any Relevant Environmental Claim being commenced or threatened against it;

10.2.9	Accounts

(a)	open no bank accounts other than (i) the Proceeds Accounts, (ii) the Project Accounts, (iii) the Earnings Accounts, (iv) the Debt Service Reserve Account, and (v) such other accounts as from time to time may be approved by the Facility Agent;

(b)	maintain no bank accounts other than (i) the Proceeds Accounts, (ii) the Project Accounts, (iii) the Earnings Accounts (iv) the Debt Service Reserve Account, and (v) any other account(s) as may be approved by the Facility Agent as contemplated in sub-paragraph (v) of paragraph (a) of this clause 10.2.9;

(c)	maintain each of the Proceeds Accounts, the Earnings Accounts, the Project Accounts and the Debt Service Reserve Account with the Account Bank;

(d)

use all reasonable endeavours to procure that the Charterer and any other relevant person shall pay all Charter Rate and other Earnings relating to each Rig into the Earnings Account relating to that Rig and the Borrower further agrees that it will procure that all payments of Charter Rate and other Earnings relating to that Rig which are received by it, the Rig Owner which is the owner of that Rig or any other member of the Group shall be paid into the Earnings Account relating to that Rig for application in accordance with clause 5 of the Deed of Proceeds and Priorities;

(e)	pay or procure the payment of all compensation from time to time during the Security Period received in respect of any requisition of a Rig for hire into the Earnings Account relating to that Rig for application in accordance with clause 5 of the Deed of Proceeds and Priorities;

(f)	pay or procure the payment of any Loss of Earnings Proceeds relating to a Rig into the Earnings Account relating to that Rig for application in accordance with clause 5 of the Deed of Proceeds and Priorities;

(g)	procure the payment of any moneys received or receivable by a Rig Owner from the Hedging Provider under or pursuant to the Hedging Agreements to which that Rig Owner is a party into the Earnings Account relating to the Rig of which that Rig Owner is the owner;

(h)	pay or procure the payment of the proceeds of any confiscation and expropriation insurances (if any) in respect of a Rig into the Proceeds Account relating to that Rig;

(i)	do nothing which may prevent the Security Trustee and the Facility Agent applying all Charter Rate and other Earnings relating to a Rig in accordance with the Deed of Proceeds and Priorities and in repayment or prepayment (as applicable) of the Loans, in accordance with clause 8.7 or clause 8.8 hereof and clause 5 and/or 9 of the Deed of Proceeds and Priorities, as the case may be;

(j)	pay (A) proceeds in respect of any disposal of the whole or part of a Rig, (B) Total Loss Proceeds relating to that Rig and (C) the whole amount of any other Insurance Proceeds relating to that Rig (excluding Loss of Earnings Proceeds) where the amount of those proceeds exceeds the Casualty Amount and (following the occurrence of an Event of Default) any Insurance Proceeds less than the Casualty Amount and (D) guarantee payments in respect of the Rig Rights relating to that Rig, or procure that all such proceeds are paid into the Proceeds Account relating to that Rig, for application in accordance with clause 6 of this Agreement and/or clauses 5, 6 or 9 (as applicable) of the Deed of Proceeds and Priorities; and

(k)	procure that all Liquidated Damages payable to a Rig Owner or in respect of the Rig of which that Rig Owner is the owner, are paid into the Proceeds Account relating to that Rig, for application in accordance with clause 9 of the Deed of Proceeds and Priorities;

10.2.10	Invoices

ensure that all invoices and billing documents for the account of the Charterer are submitted promptly by the Borrower each month in accordance with the provisions of clause 8 of each Charter;

10.2.11	Disputes and litigation

promptly upon becoming aware of the same, inform the Facility Agent of the commencement of any litigation, arbitration or administrative proceedings against the Borrower, or if any such proceedings are threatened against the Borrower;

10.2.12	Taxes

promptly upon becoming aware of the same, notify the Facility Agent of the imposition or the proposed levy of any Taxes (by withholding or otherwise) on any payment to be made by the Borrower under any Facility Document to which it is a party;

10.2.13	Relevant Substances

promptly upon becoming aware of the same, notify the Facility Agent of (a) the deposit or disposal by or from a Rig of any Relevant Substance in the Environment and (b) any storage, treatment, importation, exportation, transportation, processing, manufacture, usage, collection, sorting or production of any Relevant Substance which is carried out in circumstances which in each case are likely to result in an Environmental Claim against the Borrower, the Rig Owner of that Rig, the Sponsor (but only insofar as the Environmental Claim is in connection with a Rig) or that Rig;

10.2.14	Environmental audits

provide to the Facility Agent full details of any third party inspections, investigations, studies, (including internal studies in relation to specific environmental risks, if any) audits, tests, reviews or other analyses in relation to Environmental Matters relating to the Borrower, a Rig Owner, the Sponsor (but only insofar as the relevant Environmental Matter is in connection with a Rig) or a Rig and all Environmental Licences;

10.2.15	Notification of Permitted Amendment

from time to time, upon request by the Facility Agent, notify the Facility Agent in the event of any Permitted Amendment;

10.2.16	Intellectual Property

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for its business;

(b)	use reasonable endeavours to prevent any infringement in any material respect of its Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain its Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)	not use or permit its Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil its right to use such property; and

(e)	not discontinue the use of its Intellectual Property;

10.2.17	Money laundering

in relation to the borrowing of the Advances, the performance and discharge of its obligations and liabilities under this Agreement or any of the Facility Documents to which it is a party and the transactions and other arrangements effected or contemplated by this Agreement or any of the Facility Documents to which it is a party, act for its own account and the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities);

10.2.18	Ownership

procure that Mimosa continues to directly hold, and control, ninety nine point nine nine nine nine per cent. (99.9999%) of the partnership interests in the Borrower and Becrux continues to hold and control all of the balance of those partnership interests;

10.2.19	Further assurance

promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(a)	to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security Documents) or for the exercise of any rights, powers and remedies of the Security Trustee or the Beneficiaries provided by or pursuant to the Facility Documents or by law;

(b)	to confer on the Security Trustee or confer on the Beneficiaries Security over any property and assets of any Security Party located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(c)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security Documents.

The Borrower shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Trustee or the Beneficiaries by or pursuant to the Security Documents.

10.3	Further Covenants

The Borrower shall not and (in the case of clause 10.3.1, 10.3.2, 10.3.7, 10.3.14 and 10.3.17) shall procure that none of the other Security Parties shall without the prior written consent of (i) in the case of clause 10.3.1 and clause 10.3.17(a), the Facility Agent acting with the consent of all of the Lenders (acting reasonably) or (ii) in the case of clauses 10.3.2 to 10.3.16 (inclusive) and clause 10.3.17(b) to 10.3.17(d), the Facility Agent acting with the consent of the Majority Lenders and after consultation with all the Lenders (acting reasonably):

10.3.1	Cancellation and termination

determine, cancel, rescind or otherwise terminate any Project Document or any other Transaction Document to which it is or becomes a party or consent to or accept any determination, cancellation, rescission or termination thereof, other than (a) pursuant to the express terms thereof, (b) at the request of the Security Trustee acting on behalf of the Lenders, (c) in the fulfilment of its obligations under clause 7.5.6 of the General Assignment, (d) by the Sponsor in fulfilment of its obligations under clause 11.3.3 of the Deed of Undertaking, or (e) by the Parent Sponsor or Sponsor in the fulfilment of its respective obligations under clause 9.1 of the Deed of Covenant;

10.3.2	No prejudicial action

do anything and shall not take any action against any person (including, without limitation, any Insolvency Official or similar officer of, or any creditor of, the Borrower or any other person claiming through, under or in place of the Borrower) which has or is reasonably likely to have the effect of prejudicing any Encumbrance created by any Security Document in favour of any Beneficiary;

10.3.3	Other agreements

enter into any contract or agreement with any person and will not otherwise create or incur any liability to any person other than (i) as required in the fulfilment of the Borrower’s obligations to the Lenders and as provided for in, or as permitted by, the Transaction Documents (including, for the avoidance of doubt, liabilities or payments which are permitted by this Agreement and clause 14.3.4 of the Deed of Proceeds and Priorities), and arrangements entered into as a result thereof and each other document required to be executed and delivered by it in accordance with the provisions hereof or thereof and (ii) such overhead expenses as may arise in the ordinary course of carrying on its business in compliance with clause 10.2;

10.3.4	No disposal

other than pursuant to, or as permitted by, the terms of the Transaction Documents it shall not sell, transfer, assign, pledge, charter, discount or otherwise dispose of or permit any third party right to arise over or in relation to any of its present and future business, undertaking, assets, rights and revenues, including, but not limited to, its title, rights or interests in or to a Rig or any of its assets or property the subject or purported to be the subject of any Security Document and shall not otherwise deal with, and shall not agree or attempt or purport to agree or create or permit to arise or subsist any of the same or cease to exercise direct control over the same, whether by one or a series of transactions, related or otherwise;

10.3.5	Indebtedness

at any time after the date of this Agreement, incur, assume or undertake any indebtedness, issue any guarantees or make, incur, assume or undertake any other financial commitment, obligation or liability whatsoever (except as permitted by and in accordance with the Bareboat Charters or any other Facility Document to which it is a party (including in respect of any Equity which is provided to the Borrower as contemplated by the Facility Documents));

10.3.6	Partnership Interests

issue or cancel any partnership interests or amend its constituent documents;

10.3.7	Merger or transfer

enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or transfer all or any of its business, undertaking, assets, rights and/or revenues to any other person;

10.3.8	Encumbrances

create, purport or attempt to create or permit to be created any Encumbrance (other than Permitted Encumbrances) (a) over any of its business, undertaking, assets, rights and revenues or (b) over any right, title, interest and benefit under or in respect of the Bareboat Charters;

10.3.9	No obligations or assets

(a)	undertake, incur or assume any obligation or liability whatsoever other than its obligations and liabilities:

(i)	pursuant to this Agreement and the other Transaction Documents to which it is party; and

(ii)	in respect of any Equity which is provided to the Borrower as contemplated by the Facility Documents; and

(b)	not acquire any assets, rights or revenues other than its Assigned Property;

10.3.10	Other business

undertake or become involved in any business whatsoever other than as contemplated by the Transaction Documents;

10.3.11	Subsidiaries

acquire or establish any Subsidiaries or hold any share or stock or interest in any corporate entity of any kind or in any partnership;

10.3.12	No Borrowings

incur, assume or undertake any liability or obligations for or in respect of any Borrowed Money other than pursuant to the Facility Documents, save for in respect of any Equity which is provided to the Borrower as contemplated by the Facility Documents;

10.3.13	Sharing of Earnings

save as required by the terms of the Facility Documents, enter into or purport or agree to enter into any agreement or arrangement whereby any Earnings or Proceeds or any other amounts payable under the Bareboat Charter or Charter relating to a Rig may be shared with or secured in favour of any other person;

10.3.14	No winding up

take any corporate or other action or commence any legal proceedings for its winding-up, dissolution, administration or reorganisation or for the appointment of an Insolvency Official of it or any of its assets or revenues;

10.3.15	Material Contracts

enter into any Material Contract unless it provides for a fixed price and fixed date of completion and is on terms and with a counterparty acceptable to the Facility Agent and unless the Borrower has provided a certified copy of that Material Contract to the Facility Agent and the Borrower shall procure that any Material Contract shall be entered into either by the Borrower or by the relevant Rig Owner;

10.3.16	Rig and Charter Acceptance

accept delivery of a Rig under or pursuant to the Bareboat Charter relating to that Rig, and shall procure that the Rig Owner of that Rig will not accept delivery of that Rig under or pursuant to the Construction Contract relating to that Rig, unless and until:

(a)	the Technical Advisor has confirmed that that Rig complies with the Specifications relating to that Rig, complies with the requirements of that Construction Contract and is otherwise in a condition suitable for acceptance; and

(b)	the Facility Agent, or its duly authorised representative, shall have received the documents and evidence specified in Part 4 of Schedule 3 in relation to that Rig, in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders or, in the case of the documents and evidence specified in paragraphs 3 and 6(g) thereof (if so required), in form and substance satisfactory to all the Lenders);

and the Borrower shall not (and shall procure that the Sponsor shall not) tender a Rig for acceptance under the Charter or the Services Agreement relating to that Rig unless and until the Technical Adviser has confirmed that that Rig complies with all the requirements of that Charter and that Services Agreement, and is otherwise in a condition suitable for tendering for acceptance by the Charterer; and

10.3.17	Amendment

(and shall procure that no Security Party shall) amend, vary, modify, supplement, restate, novate or replace or agree or consent to any amendment, modification, supplement, variation, or any restatement, novation or replacement of, or grant any waiver or release under or in respect of:

(a)	a Hedging Agreement;

(b)	a Charter or a Services Agreement (other than pursuant to the definition of “Permitted Amendment”);

(c)	the Project Documents other than those referred to in paragraphs (a) and (b) above (other than amendments of the nature described in the definition of “Permitted Amendment”); or

(d)	any other Transaction Documents to which the Borrower is or becomes a party (other than pursuant to the definition of “Permitted Amendment”).

10.4	Technical Adviser

The Borrower shall do all that is necessary to enable the Technical Adviser to fulfil its duties and conduct the review of the Projects required pursuant to the scope of work specified in clause 20 and to report to the Facility Agent (on behalf of the Lenders) with its conclusions and its technical reports.

11	Events of Default

11.1	Each of the events and circumstances set out below is an Event of Default (whether or not caused by any reason outside the control of the Borrower):

11.1.1	Non-payment: the Borrower or any other Security Party fails to pay any sum due from it under this Agreement or any Facility Document in the currency, at the time and in the manner stipulated herein or therein and such non payment is not remedied within five (5) Banking Days of the due date thereof; or

11.1.2	Breach of Insurance obligations: the Borrower or any other Security Party commits any breach of or omits to observe any of the covenants, obligations or undertakings expressed to be assumed by it under clause 9 of the General Assignment or the Borrower or any other Security Party fails or omits to comply with any requirements of the protection and indemnity association or other insurer with whom a Rig is entered for insurance or insured against protection and indemnity risks (including all pollution risks) to the effect that any cover (including without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where a Rig operates) is or may be liable to cancellation, qualification or exclusion at any time or the Borrower or any other Security Party fails to effect or procure the renewal of the Insurances by the date falling five (5) days prior to the expiry thereof, or the Security Trustee gives notice pursuant to clauses 9.2, 9.3, 9.6 or 9.10 of the General Assignment withdrawing its approval of the Insurances maintained or any insurer, and such Insurances are or such insurer is not replaced on terms acceptable to the Security Trustee acting with the consent of and after consultation with the Majority Lenders having due regard to the requirements of clause 9 of the General Assignment within seven (7) days of the Security Trustee serving its notice pursuant to clauses 9.2, 9.3, 9.6 or 9.10 of the General Assignment; or

11.1.3	Breach of obligations in relation to the Project Accounts, Proceeds Accounts, Earnings Accounts or the Debt Service Reserve Account: a Rig Owner or the Borrower commits any breach of or omits to observe any of the covenants, obligations and undertakings expressed to be assumed by it under the Accounts Pledge or there occurs any breach of clause 10.2.9 of this Agreement or any moneys standing to the credit of a Project Account or a Proceeds Account or the Debt Service Reserve Account or an Earnings Account are or become subject to any attachment or similar type of order unless the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) is satisfied that such attachment or similar order is frivolous or vexatious, and such attachment or similar order is lifted or released within ten (10) Banking Days, (ii) determines that such breach is not material, or (iii) determines that such breach is capable of remedy, and the applicable breach is remedied to the satisfaction of the Facility Agent within ten (10) Banking Days of the occurrence thereof; or

11.1.4	Breach of other obligations: the Borrower or any other Security Party commits any breach of or omits to observe any of the covenants, obligations or undertakings expressed to be assumed by it under this Agreement or the Facility Documents (other than those referred to in clauses 11.1.1, 11.1.2 and 11.1.3 above or clauses 11.1.31, 11.1.32, 11.1.33, 11.1.34 and 11.1.35 below) unless the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) determines that such breach is not material, or (ii) determines that such breach is capable of remedy and the applicable breach is remedied to the satisfaction of the Facility Agent by the expiry of any applicable period or, where no remedy period is prescribed by this Agreement or the relevant Facility Document, the date falling fifteen (15) days after the date on which the Facility Agent notified the Borrower or the applicable Security Party of such default; or

11.1.5	Breach of Charterer Acknowledgement (where the same is obtained from the Charterer): the Charterer commits any breach of or omits to observe any of the obligations or undertakings assumed by it under a Charterer Acknowledgement which is considered by the Facility Agent acting with the consent of and after consultation with the Lenders to be material and, in respect of any such breach or omission which in the opinion of the Facility Agent (acting with the consent of and after consultation with the Lenders) is capable of remedy, such action as the Facility Agent acting with the consent of and after consultation with the Lenders may require (including but not limited to the arrangement of alternative security on terms acceptable to the Lenders) shall not have been taken within thirty (30) days of the Facility Agent notifying the Borrower of such default; or

11.1.6

(a)	Initial Misrepresentation: any representation or warranty on the part of the Borrower or any other Security Party made in or pursuant to this Agreement or any of the Facility Documents or in any notice, certificate or statement referred to in or delivered under this Agreement or any of the Facility Documents, or deemed to be made therein or repeated on the Closing Date is or proves to have been incorrect or misleading in any material respect when made or when deemed to be made or repeated; or

(b)	Repeating Representation: any Repeating Representation on the part of the Borrower or either Rig Owner deemed to be made or repeated on any date other than the date of the Facility Document in which that Repeating Representation is made or the Closing Date is or proves to have been incorrect or misleading when deemed to be made or repeated unless the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) determines that such incorrectness or misleading nature is not material, or (ii) determines that such incorrectness or misleading nature is capable of remedy and the applicable incorrectness or misleading nature is remedied to the satisfaction of the Facility Agent by the expiry of any applicable period (or, where no remedy period is prescribed by the terms of the relevant Repeating Representation) the date falling fifteen (15) days after the date on which the Facility Agent notified the Borrower or the applicable Security Party of such incorrectness or misleading nature; or

(c)	Continuing Misrepresentation: any Continuing Representation on the part of the Parent Sponsor or either Undertaking Party would, if made or repeated on any date during the Security Period, be incorrect or misleading by reference to the facts and circumstances existing on that date unless (save for the representations and warranties contained in clauses 7.15.2, 7.16.2 and 17.19 of the Deed of Undertaking, which shall constitute an Event of Default if and whenever the Material Adverse Effect test referred to therein is applicable and is satisfied) the Facility Agent, acting with the consent of and after consultation with the Majority Lenders, (i) determines that such incorrectness or misleading nature is not material, or (ii) determines that such incorrectness or misleading nature is capable of remedy and the applicable incorrectness or misleading nature is remedied to the satisfaction of the Facility Agent by the expiry of any applicable period (or, where no remedy period is prescribed by the terms of the relevant Continuing Representation) the date falling fifteen (15) days after the date on which the Facility Agent notified the Borrower or the applicable Security Party of such incorrectness or misleading nature; or

11.1.7	Legal process:

(a)	any judgment or judicial order is made against a Rig Owner, the Borrower, the Parent Sponsor, Sponsor, Constellation or any BVI Company and such judgment or judicial order is not stayed or complied with by the date falling, in the case of a Rig Owner, the Borrower, Constellation or any BVI Company, seven (7) days thereafter or, in the case of the Parent Sponsor or the Sponsor, fourteen (14) days thereafter and such judgment or judicial order imposes a liability or obligation the cost of complying with which is or will be in excess of (y) in the case of the Parent Sponsor, twenty-five million Dollars ($25,000,000) at any time prior to the Pre-Completion Guarantee Release Date or forty million Dollars ($40,000,000) at any time thereafter, or (z) in the case of Sponsor and Constellation (but not either Rig Owner, the Borrower or any BVI Company to which no threshold shall apply) ten million Dollars ($10,000,000) (or, in each case, the equivalent in any other currency); or

(b)	a creditor attaches, or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of a Rig Owner, the Borrower, the Parent Sponsor, Sponsor, Constellation or any BVI Company and in each case such attachment, possession, distress, execution, sequestration or other process constitutes a Material Adverse Effect and is not discharged by the date falling seven (7) days thereafter; or

11.1.8	Insolvency: any Insolvency Event occurs in relation to any of a Rig Owner, the Borrower, Parent Sponsor, Sponsor, Constellation, any BVI Company and the Charterer; or

11.1.9	Qualification of financial statements: the auditors of any of a Rig Owner, the Borrower, the Sponsor, Constellation and, prior to the Pre-Completion Guarantee Release Date, the Parent Sponsor qualify their report on the audited financial statements of such company or entity in any way whatsoever considered by the Facility Agent acting on behalf of and after consultation with the Majority Lenders (acting reasonably) to be material and such qualification is not remedied within thirty (30) days from the date of such qualification; or

11.1.10	Cessation of business: the Borrower or any other Security Party suspends or ceases or threatens to suspend or cease to carry on its business; or

11.1.11	Seizure: a Rig or all or a material part of the assets forming any other part of the Collateral is seized, nationalised, expropriated, confiscated or compulsorily acquired by or under the authority of any government provided however that an event which constitutes or would, with the giving of notice or effluxion of time, constitute a Total Loss of that Rig shall not constitute an event of default under this clause 11.1.11 unless and until the Borrower has failed to comply with its obligations in respect of such Total Loss under clause 6.5 hereof, in each case within the time period allowed therefor; or

11.1.12	Change of Control: the Group Owners cease to own (directly or indirectly) one hundred per cent. (100%) of the voting shares in the capital of any of the Parent Sponsor, the Sponsor, Constellation, any of the BVI Companies and each of the Rig Owners, (provided that (i) an Approved Transfer in respect of a Rig Owner or (ii) the sale of any issued share capital permitted in accordance with clause 14.2.19(c) of the Deed of Proceeds and Priorities shall not constitute an event of default under this clause 11.1.12) or any breach of clause 10.2.18 occurs; or

11.1.13	Repudiation: any party thereto (other than the Charterer and any party to any Project Document containing Rig Rights and Guarantee Rights as listed in schedule 7 of this Agreement (other than any Security Party)) repudiates this Agreement, any of the Facility Documents or any of the Project Documents or does or causes or permits to be done any act or thing evidencing an intention by it to repudiate this Agreement, any of the Facility Documents or any of such Project Documents; or

11.1.14	Encumbrances: any Encumbrance (other than a Permitted Encumbrance) in respect of a Rig or any other asset or property forming part of the Collateral becomes enforceable; or

11.1.15	Material events: any other event occurs or circumstance (other than any event or circumstance expressly contemplated by clauses 11.1.1 to 11.1.14 above or 11.1.16 to 11.1.35 below) arises which, in the reasonable opinion of the Facility Agent acting with the consent of and after consultation with the Majority Lenders, constitutes a Material Adverse Effect and, if remediable, such event or circumstance has not been remedied to the satisfaction of the Facility Agent (acting with the consent of and after consultation with the Majority Lenders) by the date falling thirty (30) days after the occurrence of such event or circumstance; or

11.1.16	Litigation: any litigation, arbitration or administrative proceeding is commenced or threatened against any Security Party (or their respective assets) which in the reasonable opinion of the Facility Agent acting with the consent of and after consultation with the Majority Lenders (following notification of such proceeding by the Borrower in accordance with clause 10.2.11 of this Agreement or by the applicable Security Party in accordance with the equivalent provisions in the Facility Documents to which the affected Security Party is a party), (i) is likely to be adversely determined and (ii) if adversely determined is likely to constitute a Material Adverse Effect; or

11.1.17	Arrest: a Rig is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of a Rig Owner or the Borrower or the Sponsor in circumstances other than those described in clause 11.1.11 and the Rig Owner which is the owner of that Rig (a) fails to provide a bond or other surety sufficient to procure the release of that Rig within a period of seven (7) days after such arrest, confiscation, seizure, impounding, forfeiture or detention and (b) fails to procure the release of that Rig within a further period of seven (7) Banking Days (or such longer period as the Facility Agent may agree, acting with the consent of and after consultation with the Security Trustee and the Majority Lenders) after the posting of the bond or other surety; or

11.1.18	Registration: the registration of a Rig under the laws and flag of the Flag State is cancelled or terminated without the prior consent of the Security Trustee acting with the consent of and after consultation with the Majority Lenders and that Rig is not registered under the laws and flag of a jurisdiction acceptable to the Security Trustee acting with the consent of and after consultation with the Majority Lenders within a period of thirty (30) days after such cancellation or if the registration of that Rig is not renewed at least thirty (30) days prior to the expiry of such registration, provided however that nothing in this clause 11.1.18 shall operate to override the provisions of clauses 6.4.1 and 6.4.2 in relation to the Mortgage over that Rig unless a new mortgage is registered over that Rig at the same time as the re-registration of the Rig is effected and the validity, priority and enforceability of that Mortgage are not affected in any way during any such period where that Rig is not registered; or

11.1.19	Unrest: the Flag State of a Rig becomes involved in hostilities or civil war or there is a seizure of power in that Flag State by unconstitutional means if, in any such case, such event could, in the opinion of the Security Trustee acting with the consent of and after consultation with the Majority Lenders be reasonably expected to have a material adverse effect on the security constituted by the Mortgage over that Rig and the General Assignment or Sponsor Assignment and that Rig is not registered under the laws and flag of a comparable jurisdiction to the Flag State acceptable to the Security Trustee acting with the consent of and after such consultation with the Majority Lenders within a period of thirty (30) days after the outbreak of hostilities or the occurrence of such civil war or seizure of power and a new mortgage is registered over that Rig at the same time as the re-registration of that Rig is effected and the validity, priority and enforceability of that Mortgage and the General Assignment or Sponsor Assignment are not affected in any way during any such period where that Rig is not registered; or

11.1.20	Project Performance: any Security Party fails to perform or comply with its obligations and liabilities under any of the Project Documents to which it is party and such failure is not remedied (save in circumstances where such failure is waived by the relevant Project Counterparty, provided that Project Counterparty is not itself a Security Party) on or prior to the date falling thirty (30) days before the date on which the Project Counterparty to the relevant Project Document will become entitled to terminate that Project Document by reason of such failure and, in the opinion of the Facility Agent acting with the consent of and after consultation with the Majority Lenders, acting reasonably, such termination would have a Material Adverse Effect; or

11.1.21	Abandonment of Rig: a Rig is abandoned by any of the Security Parties and the Loans together with all interest accrued and payable thereon have not been prepaid in full by the date falling five (5) Banking Days after the occurrence of such abandonment provided that this clause 11.1.21 shall not apply to any abandonment of a Rig if (a) that abandonment is necessary to ensure the health and safety of the crew, and (b) the crew of the relevant Rig return to and have control of that Rig on or prior to the date falling two (2) days after the date abandonment is no longer necessary to ensure the health and safety of the crew; or

11.1.22	Force Majeure: a Force Majeure Event occurs in accordance with clause 13 of a Charter and such Force Majeure Event continues for a period of sixty (60) days and that Charter is not terminated pursuant to clause 13.5 thereof within a period of ten (10) days after the expiry of such sixty (60) day period; or

11.1.23	Project Documents: any Project Document is terminated, suspended or cancelled without the prior written approval of the Facility Agent acting on the instructions of all the Lenders; or

11.1.24	Cross-default: (A) any Borrowed Money of any Security Party (i) is not paid when due (including payment due on acceleration) or (ii) becomes due and payable prior to the date when it would otherwise have become due (whether following a declaration or the occurrence of an event of default under the relevant agreement or instrument constituting the same), or (B) any creditor of a Security Party becomes entitled to declare any Borrowed Money of that Security Party so due and payable or becomes entitled to require cash collateralisation or security for any such Borrowed Money consequent upon the occurrence of an event of default (or equivalent event) under or pursuant to the applicable agreement or instrument, or (C) any other facility or commitment available to a Security Party relating to Borrowed Money of that Security Party is withdrawn, suspended or cancelled by reason of any default (howsoever described) of the company concerned unless that Security Party can demonstrate to the satisfaction of the Lenders that such withdrawal, suspension or cancellation will not affect or prejudice in any way the ability of such Security Party to pay its debts as they fall due and to fund its business, in each case if the relevant Borrowed Money, either alone or aggregated with any other Borrowed Money in relation to which any of the events in the foregoing provisions of this clause 11.1.24 has occurred, is of an amount in excess of, (y) in the case of the Parent Sponsor, twenty-five million Dollars ($25,000,000) at any time prior to the Pre-Completion Guarantee Release Date or forty million Dollars ($40,000,000) at any time thereafter or, (z) in the case of the Sponsor and Constellation (but not either Rig Owner or the Borrower to which no threshold shall apply) ten million Dollars ($10,000,000) (or, in each case, the equivalent in any other currency) and in the case of (A)(i) or (ii) such amount remains unpaid for a period of five (5) Banking Days after it becomes due; or

11.1.25	Financial covenants: there is any failure to comply with any Financial Covenant on any Financial Covenant Measurement Date; or

11.1.26	Rig A Charter Date of Acceptance: the Rig A Charter Date of Acceptance does not occur on or prior to 31 December, 2010; or

11.1.27	Rig B Charter Date of Acceptance: the Rig B Charter Date of Acceptance does not occur on or prior to 31 December, 2009; or

11.1.28	Charter Termination:

(a)	the Charterer (i) exercises its rights pursuant to (A) clause 11.2 of the Rig A Charter to cancel, repudiate or terminate the Rig A Charter or (B) clause 11.1 of the Rig A Services Agreement to cancel, repudiate or terminate the Rig A Services Agreement or (ii) purports to cancel, repudiate or terminate the Rig A Charter; or

(b)	the Rig A Charter is otherwise terminated for any reason (including, without limitation, by virtue of the application of clause 11.3 of the Rig A Charter); or

(c)	the Charterer (i) exercises its rights pursuant to (A) clause 11.2 of the Rig B Charter to cancel, repudiate or terminate the Rig B Charter or (B) clause 11.1 of the Rig B Services Agreement to cancel, repudiate or terminate the Rig B Services Agreement or (ii) purports to cancel, repudiate or terminate the Rig B Charter; or

(d)	the Rig B Charter is otherwise terminated for any reason (including, without limitation, by virtue of the application of clause 11.3 of the Rig B Charter),

in each case otherwise than as a consequence of the occurrence of (i) a Force Majeure Event or (ii) at the request of the Security Trustee acting on behalf of the Lenders by the Borrower in the fulfilment of its obligations under clause 7.5.6 of the General Assignment or by the Sponsor in the fulfilment of its obligations under clause 9.1 of the Deed of Covenant or clause 8.2.20 of the Deed of Undertaking; or

11.1.29	Non-Payment Events: by the date falling thirty (30) days or, if the Majority Lenders so agree, on the request of the Borrower, the date falling sixty (60) days after the occurrence of any Non-Payment Event, the Charterer has not either (i) rectified the Non-Payment Event and paid any shortfall in full or (ii) reached a settlement with the Borrower as to any amount in dispute and paid that amount in full and in either case the Charterer has not resumed payment in full and the Facility Agent has not received all amounts due to the Lenders at the relevant time; or

11.1.30	Project Documents:

(a)	any event or circumstance occurs under any of the Project Documents which entitles any party thereto to terminate that Project Document or any event of default occurs under any of the Project Documents which is considered by the Facility Agent (acting with the consent of and after consultation with the Majority Lenders) to be material (excluding for this purpose events of default which constitute a Non-Payment Event which shall be regulated by clause 11.1.29 above, events of default under any documents comprising the Rig Rights as more particularly described in schedule 7 and events of default which are waived by the relevant Project Counterparty, provided that Project Counterparty is not itself a Security Party) and such event or circumstance or, as the case may be, event of default is not remedied within thirty (30) days after the occurrence of the same; or

(b)	any other event occurs or circumstance arises which, in the opinion of the Facility Agent (acting with the consent of and after consultation with the Majority Lenders acting reasonably), (i) constitutes a material adverse change in relation to a Project and/or any Project Document and (ii) is likely to affect adversely the ability of the Borrower or a Rig Owner to perform its material obligations under or otherwise to comply with the material terms of this Agreement and any of the Facility Documents and in each case such event of default or material adverse change is not remedied within thirty (30) days after the occurrence of such event or change; or

11.1.31	Project Cost Over Run and Delays:

(a)	the Project Cost Over Run of a Project exceeds or will exceed fifty million Dollars ($50,000,000); or

(b)	the Technical Adviser reports to the Facility Agent (after consultation with the Rig Owner which is the owner of the relevant Rig) that, in relation to a Project (a) any Budget or update of any Budget relating to that Project is inaccurate in any material respect or does not reflect the existing and/or future Project Costs incurred or to be incurred in respect of that Project, or (b) a delay in the Completion Date of the Rig relating to that Project past the dates referred to in clause 11.1.26 or, as the case may be, 11.1.27, is likely to occur;

11.1.32	Letters of Credit: any breach occurs of the provisions of clause 9.1 of the Deed of Undertaking or clause 2.16 of the Pre-Completion Guarantee;

11.1.33	Bank Loan: any Event of Default (as defined in the Bank Loan Agreement) occurs;

11.1.34	IFC Agreement: IFC notifies the Facility Agent (which notification shall include such information regarding the relevant failure as IFC believes to be reasonable) that the Sponsor or Constellation has failed to perform or comply with any of its obligations and liabilities under the IFC Agreement, and such failure is not waived thirty (30) days after receipt of such notice by the Facility Agent acting with the consent of and after consultation with the Majority Lenders; or

11.1.35	Conditions Subsequent: the Borrower commits any breach of the undertaking expressed in clause 3.10 hereof.

11.2	Borrower acknowledgement

The Borrower acknowledges and agrees that the occurrence of an Event of Default shall be a breach of condition which the Lenders are entitled to treat as a repudiation by the Borrower of this Agreement and the Facility Agent (on behalf of the Lenders) shall be entitled to give a notice to the Borrower in accordance with clause 11.3 below.

11.3	Acceleration

The Facility Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Beneficiaries, at any time after the happening of an Event of Default which is continuing by notice to the Borrower:

11.3.1	declare that the obligation of each Lender to make its Commitments available shall be terminated, whereupon the Total Commitments shall be reduced to zero forthwith; and/or

11.3.2	declare that the Loans and all interest and Commitment Fee accrued and all other sums payable under this Agreement and the Facility Documents have become immediately due and payable or have become due and payable on demand, whereupon the same shall, immediately or in accordance with the terms of such notice, become so due and payable; and/or

11.3.3	declare that the Security Documents (or any of them) have become enforceable whereupon the same shall be enforceable; and/or

11.3.4	exercise or direct the Security Trustee to exercise any or all of its rights, remedies, powers or discretions under the Facility Documents (but subject always to the terms of any Charterer Acknowledgement (if executed)).

On or at any time after the making of any such declaration, the Facility Agent shall be entitled, to the exclusion of the Borrower (and without prejudice to clause 5.3 (interest for late payment)), to select the duration of Interest Periods.

11.4	Demand basis

If, pursuant to clause 11.3, the Facility Agent declares the Loans to be due and payable on demand then the Facility Agent may (and, if so instructed by the Majority Lenders, shall) at any time by written notice to the Borrower (a) call for repayment of the Loans on such date as may be specified in such notice, whereupon the Loans shall become due and payable on the date so specified together with all interest and fees and Commitment Fee accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

12	Indemnities

12.1	Miscellaneous indemnities

The Borrower shall on demand indemnify each Beneficiary without prejudice to any of their other rights under this Agreement and the Facility Documents, against any loss (including loss of Margin, but only loss of Margin in respect of the actual Contributions of each Lender to the Loans at the relevant time) or expense which such Beneficiary shall certify (subject always to clause 8.10 (Certificates conclusive)) as sustained or incurred by it as a consequence of:

12.1.1	any default in payment by any Security Party of any sum under this Agreement or any of the Facility Documents when due;

12.1.2	subject to any exclusion in the final paragraph of clause 12.3.1 below, the occurrence of any other Default;

12.1.3	the exercise by the Security Trustee of any or all of its rights under or pursuant to the Facility Documents;

12.1.4	if applicable, any repayment or prepayment of all or part of a Loan being made otherwise than on an Interest Payment Date relating to the part of the Loan repaid or prepaid; or

12.1.5	any Advance not being made for any reason (excluding any default by a Beneficiary) after a Drawdown Notice has been given,

including, in any such case, but not limited to, any loss or expense sustained or incurred by such Beneficiary in maintaining or funding all or any part of its Contributions or Commitments or in liquidating or re-employing deposits from third parties acquired or contracted for to fund all or any part of its Contributions or Commitments or any other amount owing to such Beneficiary.

12.2	Currency of account; currency indemnity

No payment by the Borrower under this Agreement or any of the Facility Documents which is made in a currency other than the currency in which such payment is required to be made pursuant to this Agreement or the applicable Facility Document (“Contractual Currency”) shall discharge the obligation in respect of which it is made except to the extent of the net proceeds in the Contractual Currency received by the Facility Agent upon the sale of the currency so received, after taking into account any premium and costs of exchange in connection with such sale. For the avoidance of doubt the Facility Agent and the Lenders shall not be obliged to accept any such payment in a currency other than the Contractual Currency nor shall the Facility Agent or the Lenders be liable to the Borrower for any loss or alleged loss arising from fluctuations in exchange rates between the date on which such payment is so received by the Facility Agent and the date on which the Facility Agent effects such sale, as to which the Facility Agent shall (as against the Borrower) have an absolute discretion. If any sum due from the Borrower under this Agreement or any of the Facility Documents or any order or judgment given or made in relation hereto is required to be converted from the Contractual Currency or the currency in which the same is payable under such order or judgment (the “first currency”) into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Agreement or any of the Facility Documents, the Borrower shall indemnify and hold harmless each of the Beneficiaries from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which that Beneficiary may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under the indemnity contained in this clause 12.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement or any of the Facility Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

12.3	General operating indemnity

12.3.1	The Borrower hereby agrees at all times to pay promptly or, as the case may be, indemnify and hold the Beneficiaries, the Banks and the Related Companies of any Beneficiary or, as the case may be, Bank and each of them and their respective officers, directors, secondees, agents and employees (together the “Indemnified Persons”) harmless on a full indemnity basis from and against each and every Loss suffered or incurred by or imposed on any Indemnified Person:

(a)	arising directly or indirectly out of or in any way connected with the purchase, refurbishment, conversion, manufacture, construction, installation, transportation, ownership, possession, performance, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, acceptance, chartering, sub-leasing, insurance, maintenance, repair, service, modification, refurbishment, dry-docking, survey, overhaul, replacement, removal, repossession, return, redelivery, sale or disposal of a Rig (or any part thereof), whether or not such Loss may be attributable to any defect in that Rig (or any part thereof) or to the design, construction or use thereof or from any maintenance, service, repair, overhaul or inspection and regardless of when the same shall arise (whether prior to, during or after termination of this Agreement) and whether or not that Rig (or any part thereof) is in the possession or control of the Borrower, a Rig Owner, the Sponsor or the Charterer or any other person;

(b)	as a consequence of any claim that any design, article or material in a Rig (or any part thereof) or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right;

(c)	in preventing or attempting to prevent the arrest, confiscation, seizure, taking in execution, requisition, impounding, forfeiture or detention of a Rig (or any part thereof), or in securing or attempting to secure the release of that Rig (or any part thereof);

(d)	as a consequence (direct or indirect) of the breach by any person (other than the Indemnified Persons) of any of their respective obligations under this Agreement or any of the Facility Documents (other than a Charterer Acknowledgement and the Project Documents containing the Rig Rights) or of any of the warranties and representations on the part of any person (other than the Indemnified Persons) made in this Agreement or in any of the Facility Documents being untrue or inaccurate in any respect whatsoever when made, save where such Losses arise as a direct consequence of the wilful misconduct of a Beneficiary, a Beneficiary acting with reckless disregard for the consequences or a breach by a Beneficiary of its express obligations under this Agreement or any of the Facility Documents; and

12.3.2	any costs and expenses incurred by the Indemnified Persons in connection with the sale of the Rig (or any part thereof) (including, without limitation, broker’s commissions, redelivery costs (if any), marketing expenses, legal costs, storage, insurance, registration fees and any other expenses of the Indemnified Persons incurred pending the sale or disposal of that Rig (or any part thereof) or otherwise in connection with the sale or disposal of that Rig (or any part thereof)).

12.4	Environmental indemnity

Without prejudice to the provisions of clause 12.3, the Borrower shall indemnify the Indemnified Persons and each of them on demand and hold the Indemnified Persons and each of them harmless from and against all costs, expenses, payments, charges, losses, demands, liabilities, actions, proceedings (whether civil or criminal), penalties, fines, damages, judgments, orders, sanctions or other outgoings of whatever nature which may be suffered, incurred or paid by, or made or asserted against the Indemnified Persons or any of them at any time, whether before or after the repayment in full of principal and interest under this Agreement, relating to, or arising directly or indirectly in any manner or for any cause or reason whatsoever out of an Environmental Claim in respect of the Borrower or a Rig made or asserted against the Indemnified Persons or any of them if such Environmental Claim would not have been, or been capable of being, made or asserted against the Indemnified Persons if they had not entered into this Agreement or any of the Facility Documents and/or exercised any of their rights, powers and discretions thereby conferred and/or performed any of their obligations thereunder and/or been involved in any of the transactions contemplated by this Agreement and the Facility Documents.

12.5	Grossing-up of indemnity payments

If any of the Beneficiaries or any other Indemnified Person makes a payment or suffers a Loss in respect of which it is entitled to be reimbursed or indemnified or otherwise held harmless pursuant to this clause 12 or any other provision of this Agreement or any of the other Facility Documents and such payment or Loss is not or will not be wholly deductible for the purposes of the tax computations of that Beneficiary or other Indemnified Person, whilst the payment to be made by way of indemnity or reimbursement will or is likely to give rise to a Tax liability for that Beneficiary or other Indemnified Person and/or where such payment is likely to give rise to a Tax liability in any period of account of the Beneficiary or other Indemnified Person which is earlier than the period of account in which the loss or payment is deductible then at the same time as the Borrower makes the payment by way of reimbursement or indemnity, it shall pay such an additional amount as shall be certified by an officer of the applicable Beneficiary or other Indemnified Person as will ensure that the applicable Beneficiary or other Indemnified Person shall be in the same after-Tax position as it would have been had the applicable reimbursement or indemnity payment not given rise to any liability for Tax or such payment had been deductible. The Borrower shall indemnify each Beneficiary against any costs or Losses incurred by any of them by reason of any failure of the Borrower to make any additional payment in respect of the applicable reimbursement or indemnity payment.

13	Unlawfulness and increased costs; mitigation

13.1	Unlawfulness

If it is or becomes contrary to any law or regulation for any Lender to contribute to the Advances or to maintain its Commitments or fund its Contributions, such Lender shall promptly, through the Facility Agent, notify the Borrower whereupon (a) such Lender’s Commitments shall be reduced to zero and (b) subject to clause 13.4, the Borrower shall be obliged to prepay the Contributions of such Lender upon receipt of that notice or on the latest date permitted by the law or regulation pursuant to which the relevant unlawfulness arises. Any prepayment pursuant to this clause 13.1 shall be made together with all amounts referred to in clause 6.6 (Amounts payable on prepayment). Any Lender giving a notice pursuant to this clause 13.1 shall, as soon as reasonably practicable after the date that notice is given, provide to the Borrower, through the Facility Agent, a copy of advice obtained by that Lender from qualified external legal counsel confirming the relevant unlawfulness and the Borrower shall, within five (5) Banking Days of demand, pay to that Lender the cost incurred by that Lender in connection with obtaining that advice.

13.2	Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the relevant Lender or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

13.2.1	subject the relevant Lender (for the purposes of this clause 13.2 each such Lender shall be an “Affected Lender”) to Taxes or change the basis of Taxation of such Affected Lender with respect to any payment under this Agreement or any Facility Document (other than, for the purposes of this clause 13.2 and clause 13.3, Taxes or Taxation on the overall net income, profits or gains of any Affected Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

13.2.2	increase the cost to, or impose an additional cost on, any Affected Lender or its holding company in making or keeping available all or part of the Commitments of such Affected Lender or maintaining or funding all or part of the Contributions of such Affected Lender; and/or

13.2.3	reduce the amount payable or the effective return of any Affected Lender under this Agreement; and/or

13.2.4	reduce the rate of return of any Affected Lender or its holding company on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Affected Lender’s obligations under this Agreement; and/or

13.2.5	require any Affected Lender or its holding company to make a payment or forgo a return calculated by reference to or on any amount received or receivable by such Affected Lender under this Agreement or any Facility Document; and/or

13.2.6	cause any Affected Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Commitments or Contributions of such Affected Lender from its capital for regulatory purposes, then and in each such case (but subject to clauses 6.3 and 13.3):

(a)	such Affected Lender shall notify the Borrower through the Facility Agent in writing of such event promptly upon its becoming aware of the same; and

(b)	the Borrower shall on demand, made at any time whether or not the Contributions of such Affected Lender have been repaid, pay to the Facility Agent for the account of such Affected Lender the amount which such Affected Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Affected Lender or its holding company regard as confidential) is required to compensate on an after-tax basis such Affected Lender and/or its holding company for such liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss.

For the purposes of this clause 13.2 and clause 13.4 “holding company” means, in relation to a Lender, the company or entity (if any) within the consolidated supervision of which such Lender is included.

13.3	Exceptions

Nothing in clause 13.2 shall entitle any Lender to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss to the extent that the same:

13.3.1	is the subject of an additional payment under clause 8.5 (Grossing up for Taxes); or

13.3.2	is attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Beneficiary or any of its Affiliates); or

13.3.3	directly results from (i) a breach by the applicable Lender of its express obligations under this Agreement or any Facility Document, other than any breach which arises as a consequence of any act or omission of any Security Party, or (ii) from a wilful breach by the applicable Lender of any applicable law or regulation; or

13.3.4	is compensated for by the payment of Mandatory Cost.

13.4	Mitigation

If circumstances arise which would, or would upon the giving of notice, result in:

13.4.1	the Borrower being required to make an increased payment to any Lender pursuant to clause 8.5 (Grossing up for Taxes);

13.4.2	the reduction of any Lender’s Commitment to zero or the Borrower being required to prepay any Lender’s Contribution pursuant to clause 13.1 (Unlawfulness);

13.4.3	the Borrower being required to make a payment to any Lender to compensate such Lender or its holding company for a liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss pursuant to paragraph (b) of clause 13.2; or

13.4.4	an increased Additional Cost Rate,

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrower under clause 8 (Payments and Taxes) and this clause 13, such Lender shall, in consultation with the Facility Agent and the Borrower, endeavour to take such reasonable steps as are open to it (or, in the case of clauses 13.2.2, and 13.2.4 to 13.2.6, its holding company) to mitigate or remove such circumstances (including the transfer of the rights and obligations of such Lender under this Agreement and the Facility Documents to another lending office or to another bank or financial institution acceptable to the Borrower (acting reasonably)) unless the taking of such steps might (in the opinion of such Lender or, as the case may be, its holding company) be prejudicial to such Lender or, as the case may be, its holding company or be in conflict with the general banking policies of the Lender or, as the case may be, its holding company or involve such Lender or, as the case may be, its holding company in expense (unless such expense is fully indemnified to the satisfaction of such Lender or its holding company) or an increased administrative burden.

13.5	Decreased costs

If the result of any of the matters referred to in the first paragraph of clause 13.2 (but excluding the matters referred to in clause 13.3.2), is to:

13.5.1	reduce the burden of Taxation on a Lender (for the purposes of this clause 13.5 each such Lender shall be an “Affected Lender”) with respect to any payment under this Agreement or any Facility Document (other than, for the purposes of this clause 13.5, Taxes or Taxation on the overall net income, profits or gains of any Affected Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

13.5.2	reduce or remove the cost to any Affected Lender or its holding company in making or keeping available all or part of the Commitments of such Affected Lender or maintaining or funding all or part of the Contributions of such Affected Lender; and/or

13.5.3	increase the amount payable to or the effective return of any Affected Lender under this Agreement; and/or

13.5.4	increase the rate of return of any Affected Lender or its holding company on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Affected Lender’s obligations under this Agreement; and/or

13.5.5	enable any Affected Lender or its holding company to reduce a payment or obtain a higher return calculated by reference to or on any amount received or receivable by such Affected Lender under this Agreement or any Facility Document; and/or

13.5.6	cause any Affected Lender or its holding company to earn a profit (including future profits) by reason of not being obliged to deduct all or part of the Commitments or Contributions of such Affected Lender from its capital for regulatory purposes, then and in each such case:

(a)	such Affected Lender shall notify the Borrower through the Facility Agent in writing of such event promptly upon its becoming aware of the same;

(b)	such Affected Lender shall pay to the Facility Agent for the account of the Borrower the amount which such Affected Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Affected Lender or its holding company regard as confidential) is required to pass on to the Borrower, on an after-tax basis, the amount of such reduced burden of Taxes, reduced cost, increase, reduced payment, higher return or profit; and

(c)	the Facility Agent shall pay any amount received by the Facility Agent pursuant to clause 13.5.6(b) for the account of the Borrower to the Earnings A Account, to the extent such amount relates to the Rig A Facility or to the Earnings B Account, to the extent such amount relates to the Rig B Facility, for application in each case pursuant to clause 5 of the Deed of Proceeds and Priorities.

For the purposes of this clause 13.5 “holding company” means, in relation to a Lender, the company or entity (if any) within the consolidated supervision of which such Lender is included.

13.6	Exceptions

Nothing in clause 13.5 shall entitle the Borrower to receive any amount in respect of a benefit for any such reduced liability to Taxes, reduced or removed cost, increase, reduced payment, higher return or profit to the extent that the same:

13.6.1	is the subject of a payment to the Borrower under clause 8.5.3 (Grossing up for Taxes); or

13.6.2	is attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Beneficiary or any of its Affiliates); or

13.6.3	directly results from (i) a breach by the Borrower or any other Security Party of its express obligations under this Agreement or any Facility Document, other than any breach which arises as a consequence of any act or omission of any Lender, or (ii) from a wilful breach of any applicable law or regulation by the Borrower or any other Security Party.

14	Set-off and pro rata payments

14.1	Set-off

If, as between the Beneficiaries or any of them on the one hand and the Borrower on the other, there are any moneys due and payable to the Borrower from the Beneficiaries or any of them under this Agreement or any of the Facility Documents, the Borrower authorises each Beneficiary, at any time an Event of Default has occurred and is continuing, to apply any such amounts in or towards satisfaction of any sum then due and payable from the Borrower to such Beneficiary under this Agreement. For this purpose each Beneficiary is authorised to purchase with the moneys standing to the credit of any account of the Borrower other than the Accounts with that Beneficiary at any of its branches such other currencies as may be necessary to effect such application. No Beneficiary shall be obliged to exercise any right given to it by this clause 14.1. Each Beneficiary shall notify the Facility Agent and the Borrower (giving full details) forthwith upon the exercise or purported exercise of any right of relevant set-off and the Facility Agent shall inform the other Beneficiaries.

14.2	Pro rata payments

14.2.1	If at any time any Lender (the “Recovering Lender”) receives or recovers any amount owing to it by the Borrower under this Agreement by direct payment, set-off or in any manner other than by payment through the Facility Agent pursuant to clause 8.1 (No set-off or counterclaim) or clause 8.7 (Application of payments prior to the Termination Date) or clause 8.8 (Application of Payments after the Termination Date) (not being a payment received from a Transferee of such Lender’s Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to clauses 5.6 (Market disruption), 6.3 (Additional voluntary prepayment), 6.4 (Mandatory Prepayment), 6.5 (Prepayment on Total Loss), 8.5 (Grossing-up for Taxes), 12.1 (Miscellaneous indemnities), 12.2 (Currency indemnity), 13.1 (Unlawfulness) or 13.2 (Increased costs)), the Recovering Lender shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Facility Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Lender would have received if the Relevant Receipt had been received by the Facility Agent and distributed pursuant to clause 8.1 (No set-off or counterclaim) or clause 8.7 (Application of Payments prior to a Termination Date) (as the case may be) then:

(a)	within two Banking Days of demand by the Facility Agent, the Recovering Lender shall pay to the Facility Agent an amount equal (or equivalent) to the excess;

(b)	the Facility Agent shall treat the excess amount so paid by the Recovering Lender as if it were a payment made by the Borrower and shall distribute the same to the Lenders (other than the Recovering Lender) in accordance with clause 8.7 (Application of payments prior to a Termination Date); and

(c)	as between the Borrower and the Recovering Lender the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrower to the other Lenders shall, to the extent of the amount so re-distributed to them, be treated as discharged.

14.2.2	If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Lender (whether to a liquidator or otherwise) each Lender to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender’s pro rata share of the amount which has to be refunded by the Recovering Lender.

14.2.3	Each Lender shall on request supply to the Facility Agent such information as the Facility Agent may from time to time request for the purpose of this clause 14.2.

14.2.4	Notwithstanding the foregoing provisions of this clause 14.2 no Recovering Lender shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to legal proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights in the same or another court (unless the proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Facility Agent).

14.3	No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Lender to comply with the provisions of clause 14.2 shall not release any other Recovering Lender from any of its obligations or liabilities under clause 14.2.

14.4	No charge

The provisions of this clause 14 shall not, and shall not be construed so as to, constitute a charge by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 14.2.

15	Assignment, substitution and lending offices

15.1	Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Beneficiaries which are party to this Agreement, and their respective successors in title and Transferees and the Borrower and its successors in title and any assignee or transferee of the Borrower permitted in accordance with clause 15.2.

15.2	No assignment by Borrower

The Borrower may not assign any of its rights or otherwise transfer any of its rights or obligations under this Agreement or the Facility Documents without the prior written consent of the Facility Agent, acting on the instructions of all the Lenders.

15.3	Transfer

The parties hereto agree that each Lender (an “Existing Lender”) may transfer all or any part (which, in the case of a transfer of part only, shall be in an amount of its Commitments and Contributions which is in aggregate not less than ten million Dollars ($10,000,000)) of its rights, benefits and obligations under this Agreement and the other Facility Documents to another person (a “Transferee”) provided that, in the case of (a) any transfer (other than a transfer made pursuant to or as contemplated by either of the Option Agreements, to which the consent of the Borrower is not required) made when no Event of Default has occurred and is continuing, the Borrower has given its consent thereto, such consent not to be unreasonably withheld or delayed and, in any case, shall be deemed to have been given if the Facility Agent has not received notice from the Borrower that consent will not be given on or prior to the date falling seven (7) Banking Days after the date the Borrower received notice of the relevant proposed transfer; and (b) any partial transfer, the same proportion of the rights, benefits and obligations in relation to each Facility shall be transferred. Any such transfer shall be effected upon not less than five (5) Banking Days’ prior notice by delivery to the Facility Agent of a duly completed Transfer Certificate duly executed by the Existing Lender and the Transferee, together with the payment by the Existing Lender to the Facility Agent of a fee of two thousand Dollars ($2,000) in respect of the administrative costs incurred by the Facility Agent in connection with such transfer. Other than a transfer made pursuant to or as contemplated by either of the Option Agreements, any Transferee shall be a Professional Market Party. On the Effective Date (as specified and defined in a Transfer Certificate so executed and delivered), to the extent that the Commitments and Contributions of the Existing Lender are expressed in a Transfer Certificate to be the subject of the transfer in favour of the Transferee effected pursuant to this clause 15.3, by virtue of the counter-signature of the Transfer Certificate by the Facility Agent (for itself and the other parties to this Agreement):

15.3.1	the existing parties to this Agreement and the Existing Lender shall be released from their respective obligations towards one another under this Agreement (“discharged obligations”) and their respective rights against one another under this Agreement (“discharged rights”) shall be cancelled;

15.3.2	the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Lender) shall assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by such Transferee instead of to or by such Existing Lender; and

15.3.3	the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Lender) shall acquire rights against each other which differ from the discharged rights only insofar as they are exercisable by or against such Transferee instead of by or against such Existing Lender.

The Facility Agent shall promptly notify the other Lenders and the Borrower of the receipt by it of any Transfer Certificate and shall promptly deliver a copy of such Transfer Certificate to the Borrower.

15.4	Reliance on Transfer Certificate

The Facility Agent and the Borrower shall be fully entitled to rely on any Transfer Certificate delivered to the Facility Agent in accordance with the foregoing provisions of this clause 15 which is complete and regular on its face as regards its contents and purportedly signed on behalf of the relevant Existing Lender and the Transferee and neither the Facility Agent nor the Borrower shall have any liability or responsibility to any party as a consequence of placing reliance on and acting in accordance with any such Transfer Certificate if it proves to be the case that the same was not authentic or duly authorised.

15.5	Authorisation of Facility Agent

Each party to this Agreement irrevocably authorises the Facility Agent to counter-sign each Transfer Certificate on its behalf for the purposes of clause 15.3 without any further consent (save as may be provided for in clause 15.3) of, or consultation with, the Borrower or such party. The Facility Agent shall notify the Borrower as soon as reasonably practicable after signing any Transfer Certificate on the Borrower’s behalf.

15.6	Documenting Transfers

If any Lender novates all or any part of its rights, benefits, obligations and liabilities as provided in clause 15.3, the Borrower undertakes, immediately upon being requested to do so by the Facility Agent and at the cost of the Existing Lender, to enter into, and use all reasonable endeavours to procure that the other Security Parties shall enter into, such documents, deeds, agreements and instruments as the Facility Agent shall deem appropriate in connection with the transfer to the Transferee of all or the relevant part of that Existing Lender’s rights, benefits, obligations and liabilities under and pursuant to this Agreement and the Facility Documents.

15.7	Construction of certain references

If any Lender novates all or any part of its rights, benefits and obligations as provided in clause 15.3 all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to such Lender and/or its Transferee to the extent of their respective interests.

15.8	Facility Offices

Each Lender shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Lender selected from time to time by such Lender as the office through which such Lender wishes to lend for the purposes of this Agreement and, following any change of its Facility Office by a Lender, the Facility Office of that Lender shall mean the replacement office selected by that Lender in accordance with this clause 15.8 or pursuant to clause 13.4 (Mitigation) or pursuant to a request from the Borrower. If the Facility Office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Facility Agent promptly of such change.

If:

(a)	any Lender assigns or transfers any of its rights, benefits or obligations hereunder otherwise than:

(i)	in order to reduce or mitigate any requirement to make any increased payment where such assignment or transfer is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to any such proposed assignment or transfer, the Borrower shall be obliged to make the applicable deduction or withholding and other increased payment or to prepay the Facilities in accordance with clauses 6.2 and 6.3); or

(ii)	upon the request of the Borrower; or

(iii)	pursuant to or as contemplated by either of the Option Agreements; or

(b)	any Lender changes its Facility Office, in any such case otherwise than:

(i)	at the request of the Borrower; or

(ii)	in order to reduce or mitigate any requirement to make any increased payment where such change of Facility Office is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to any such proposed change of Facility Office, the Borrower shall be obliged to make the applicable deduction or withholding and other increased payment or to prepay the Facilities in accordance with clauses 6.2 and 6.3), or

(iii)	pursuant to or as contemplated by either of the Option Agreements the Borrower shall not be obliged to make any indemnity payment or increased payment pursuant to clause 8.5 of this Agreement or clause 13.2 to the relevant assignee or Transferee (or, in the case of a change by the Lender of its Facility Office, to such Lender) in excess of the indemnity payment or increased payment which the Borrower would have been obliged to make in the absence of such assignment, transfer or change if such liability to make the applicable indemnity payment or increased payment arises as a result of either (a) the law in force in any applicable jurisdiction at the time of the assignment, transfer or change, or (b) legislation in any applicable jurisdiction of which it is aware which is before the legislature at the time of such assignment, transfer or change and is subsequently enacted by that legislature.

15.9	Disclosure of information

15.9.1	Any Lender may disclose any information about the Borrower, any member of the Group and the Facility Documents as that Lender shall consider appropriate to any of its Affiliates and any other person:

(a)	to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b)	with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; and

(c)	to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

subject to such Lender obtaining an undertaking on terms acceptable to the Borrower to treat such information as confidential and provided that, in respect of any such information relating to the Group which was disclosed to the Lenders prior to the date of this Agreement but which was not included in the Information Memorandum, the relevant Lender first obtains the written consent of the Borrower.

15.9.2	Any Beneficiary may disclose to a rating agency or its professional advisers, or (with the prior written consent of the Borrower) any other person any information about the Borrower, the Group and the Facility Documents as that Lender or other Beneficiary shall consider appropriate.

15.10	Calculation of Mandatory Cost

Each Lender shall supply the Facility Agent (with a copy to the Borrower) with any information required by the Facility Agent in order to calculate the Mandatory Cost in accordance with schedule 8.

16	Facility Agent, Security Trustee and Reference Banks

16.1	Appointment of Facility Agent and Security Trustee

Each of the Lenders, the Arranger and (in the case of the appointment in paragraph (i)) the Security Trustee or (in the case of the appointment in paragraph (ii)) the Facility Agent irrevocably appoints (i) the Facility Agent as its agent for the purposes of the Facility Documents and (ii) the Security Trustee as security trustee for the purposes of this Agreement and the Security Documents and irrevocably authorises respectively:

16.1.1	the Security Trustee to execute each of the Security Documents and all such further documents as may be approved by the Majority Lenders for execution by the Security Trustee; and

16.1.2	each of the Facility Agent and the Security Trustee (whether or not by or through employees or agents) to take such action on such Lender’s behalf and to exercise such rights, remedies, powers, authorities and discretions as are specifically delegated to the Facility Agent or (as the case may be) the Security Trustee by this Agreement or (as the case may be) the Facility Documents, together with such powers and discretions as are reasonably incidental thereto (but subject to any restrictions or limitations specified in this Agreement). Neither the Facility Agent nor the Security Trustee shall, however, have any duties, obligations or liabilities (whether fiduciary or otherwise) to the Lenders beyond those expressly stated in this Agreement and/or the Facility Documents.

Notwithstanding that the Facility Agent and the Security Trustee may from time to time be the same entity, the Facility Agent and Security Trustee have entered into this Agreement in their separate capacities as (i) in the case of the Facility Agent, agent for the Lenders under and pursuant to the Facility Documents and (ii) in the case of the Security Trustee, as security trustee for the Facility Agent and the Beneficiaries to hold the security created or to be created by the Security Documents on the terms set out in the Security Documents and/or in this Agreement. However, where this Agreement provides for the Facility Agent to communicate with or provide instructions to the Security Trustee, while the Facility Agent and the Security Trustee are the same entity, it will not be necessary for there to be any such formal communications or instructions notwithstanding that this Agreement provides in certain cases for the same to be in writing.

16.2	Declaration of Trust

The Security Trustee hereby accepts its appointment under clause 16.1 as trustee of the Secured Property with effect from the date of this Agreement and acknowledges and declares that it holds and shall hold the same on trust for the Beneficiaries and to pay the same to the Facility Agent for application in accordance with clause 8.7 (Application of Payments prior to a Termination Date), clause 8.8 (Application of Payments after a Termination Date) or as the case may be, the provisions of the Deed of Proceeds and Priorities.

16.3	Duration of Trust

The trust constituted or evidenced by this Agreement shall remain in full force and effect until the earlier of:

16.3.1	the expiration of a period of eighty (80) years from the date of this Agreement; or

16.3.2	receipt by the Security Trustee of confirmation in writing from the Facility Agent that all the Secured Obligations have been paid, repaid, performed, discharged and satisfied in full,

and the parties to this Agreement declare that the perpetuity period applicable to this Agreement shall, for the purpose of the Perpetuities and Accumulations Act 1964, be a period of eighty (80) years from the date of this Agreement.

16.4	Agent’s actions

Any action taken by either Agent under or in relation to this Agreement or, as the case may be, the Facility Documents with requisite authority, or on the basis of appropriate instructions, received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Lenders.

16.5	Agent’s duties

Each Agent shall:

16.5.1	promptly notify each Beneficiary of the contents of each notice, certificate or other document received by that Agent from each Security Party and/or the Charterer under or pursuant to any provision of this Agreement or any Facility Document;

16.5.2	consult with the Lenders as to whether and, if so, how a discretion vested in that Agent is, either in any particular instance or generally, to be exercised but so that this shall not prevent the applicable Agent acting without seeking or obtaining instructions from all or any of the Lenders (a) in relation to routine administrative matters and (b) in relation to matters where the interests of the Lenders or the value of the security constituted by the Security Documents or other exceptional circumstances where, in the opinion of the applicable Agent, time does not permit such consultation and urgent action is required, and from exercising its rights and powers to preserve the security constituted by the Security Documents, so long as in each case the applicable Agent informs the Lenders as soon as reasonably practicable thereafter of the circumstances and of the action taken; and

16.5.3	(subject to clause 16.13 and the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action with respect to the exercise of all or any of its rights, remedies, powers and discretions as agent or security trustee and the grant of any consents and releases, as the Majority Lenders may reasonably direct.

16.6	Agent’s rights

Each Agent may:

16.6.1	in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement, act or, as the case may be, refrain from acting in accordance with the instructions of the Majority Lenders, and shall be fully protected in so doing;

16.6.2	unless and until it shall have received directions from the Majority Lenders, take such action, or refrain from taking such action in respect of a Default of which that Agent has actual knowledge as it shall deem advisable in the best interests of the Lenders (but shall not be obliged to do so);

16.6.3	refrain from acting in accordance with any instructions of the Majority Lenders to institute any legal proceedings arising out of or in connection with this Agreement and/or the Security Documents until it has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.6.4	deem and treat (i) each Lender as the person entitled to the benefit of the Contributions of such Lender for all purposes of this Agreement and the Facility Documents unless and until a Transfer Certificate shall have been filed with the Facility Agent and shall have become effective and (ii) the office set opposite the name of each Lender in schedule 1 or, as the case may be, in any relevant Transfer Certificate as such Lender’s lending office unless and until a written notice of change of lending office shall have been received by the Facility Agent; and each Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.6.5	rely as to matters of fact which might reasonably be expected to be within the knowledge of a Security Party upon a certificate signed by any director of that Security Party; and

16.6.6	refrain from doing anything which would, or might in its opinion, be contrary to any law or regulation of any jurisdiction and may do anything which is in its opinion necessary or desirable to comply with any such law or regulation.

16.7	No liability of Agents

Neither Agent nor any of their respective employees and agents shall:

16.7.1	be obliged to request any certificate or opinion under any provision of this Agreement and the Facility Documents or to make any enquiry as to the use of the proceeds of a Facility unless so required in writing by the Majority Lenders, in which case the applicable Agent shall promptly make the appropriate request of the Borrower; or

16.7.2	be obliged to make any enquiry as to any breach or default by the Borrower or any other Security Party or the Charterer in the performance or observance of any of the provisions of this Agreement and the other Facility Documents or as to the existence of a Default unless the applicable Agent has actual knowledge thereof or has been notified in writing thereof by a Lender, in which case that Agent shall promptly notify the Lenders of the relevant event, Default or other event or circumstance; or

16.7.3	be obliged to enquire whether or not any representation or warranty made by the Borrower or any other Security Party pursuant to this Agreement or any of the Facility Documents is true; or

16.7.4	be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.7.5	be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

16.7.6	be obliged to institute any legal proceedings arising out of or in connection with, or otherwise take steps to enforce, this Agreement and/or the Facility Documents other than on the instructions of the Majority Lenders; or

16.7.7	be liable to any Lender for any action taken or omitted under or in connection with this Agreement and/or the Facility Documents or a Facility unless caused by its negligence or wilful misconduct.

For the purposes of this clause 16 neither Agent shall be treated as having actual knowledge of any matter of which any division of that Agent (other than the agency or loan administration department of the person for the time being acting as that Agent) may become aware in the context of any activities from time to time undertaken by that Agent for any Security Party or the Charterer or any other person which may be a trade competitor of any Security Party or the Charterer or may otherwise have commercial interests similar to those of any Security Party or the Charterer.

16.8	Non-reliance on Agents

Each Lender acknowledges, by virtue of its execution of this Agreement or, as the case may be, a Transfer Certificate, that it has not relied, and will not rely, on any statement, opinion, forecast or other representation made by either Agent to induce it to enter into this Agreement and that it has made and will continue to make, without reliance on either Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Borrower and the other Security Parties and the Charterer and its own independent investigation of the financial condition, prospects and affairs of the Borrower and the other Security Parties and the Charterer in connection with the making and continuation of the Facilities available under this Agreement. Neither Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect to the Borrower or other Security Parties or the Charterer whether coming into its possession before the making of any Advance or at any time or times thereafter, other than as provided in clause 16.5.1 or which it is otherwise obliged to provide to the Lenders in accordance with this Agreement.

16.9	No Responsibility on Agents for performance of Security Parties

Neither the Agents nor the Arranger shall have any responsibility or liability to any Beneficiary:

16.9.1	on account of the failure of the Borrower and the other Security Parties to perform their respective obligations under this Agreement and the other Facility Documents to which they are respectively party; or

16.9.2	for the creditworthiness, financial or other condition or affairs of the Borrower and the other Security Parties; or

16.9.3	for the completeness or accuracy of any certificates, statements, representations or warranties in this Agreement or any of the Facility Documents or the Information Memorandum or any document delivered under this Agreement or any of the Facility Documents; or

16.9.4	for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Agreement or any of the Facility Documents or of any certificate, report or other document executed or delivered under this Agreement or any of the Facility Documents; or

16.9.5	to ascertain whether all deeds, documents, instruments and agreements which should have been deposited with or delivered to it under or pursuant to the Facility Documents or any of them have been so deposited with or delivered to it; or

16.9.6	to investigate or make any enquiry into the title of the Borrower or any other Security Party to any of their respective property or assets; or

16.9.7	for the failure to register or file any Facility Document with the Registrar of Companies or any other public office elsewhere; or

16.9.8	for the failure to register any of the Facility Documents in accordance with the provisions of the documents of title of the Borrower or any other Security Party to any of their respective property or assets; or

16.9.9	for the failure to take or require the Borrower or any other Security Party to take any steps to render any of the Facility Documents effective as regards property or assets outside England or Wales or to secure the creation of any ancillary charge under the laws of the jurisdiction concerned; or

16.9.10	otherwise in connection with the Facilities or its negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Majority Lenders or, where required, all of the Lenders, other than (if applicable) as a consequence of the wilful misconduct or negligence of the Agents.

16.10	Reliance on documents and professional advice

Each Agent shall be entitled to rely on any communication, instrument or document reasonably believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers reasonably selected or approved by it (including those in the applicable Agent’s employment).

16.11	Other dealings

Each Agent may, without any liability to account to the Lenders, accept deposits from, lend money to, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any member of the Group or the Charterer or any Subsidiary of any of the foregoing, any of the Lenders or any Beneficiary or any Subsidiary thereof as if it were not an Agent.

16.12	Rights of Agent as Lender; no partnership

With respect to its own Commitments and Contributions (if any) each Agent shall have the same rights and powers under this Agreement and the Facility Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and/or the Facility Documents and the term “Lenders” shall, unless the context clearly otherwise indicates, include each of the Facility Agent and the Security Trustee in their respective individual capacity in each case as a Lender. This Agreement shall not and shall not be construed so as to constitute a partnership between the parties or any of them.

16.13	Amendments; waivers

16.13.1	Subject to clause 16.13.2, the Facility Agent or, as the case may be, the Security Trustee may, with the consent of the Majority Lenders (or if and to the extent expressly authorised by the other provisions of this Agreement or the Facility Documents) and, if so instructed by the Majority Lenders, shall (i) agree amendments or modifications to this Agreement or the Facility Documents (other than the Charterer Acknowledgement) with the Security Parties and/or (ii) vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of this Agreement or the Facility Documents (other than the Charterer Acknowledgement) by the Security Parties. Any such action so authorised and effected by the either Agent shall be documented in such manner as the applicable Agent shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the applicable Agent and (without prejudice to the generality of clause 16.14 (Reimbursement and indemnity by the Lenders)) shall be binding on all the Lenders.

16.13.2	Except with the prior written consent of all the Lenders, neither Agent shall have authority on behalf of the Lenders to agree with (A) the Charterer any amendment to or modification to a Charterer Acknowledgement or to grant waivers in respect of breaches or defaults or to vary or excuse performance of or under a Charterer Acknowledgement by the Charterer or (B) the Borrower or any other Security Party any amendment or modification to this Agreement or the Facility Documents or to grant waivers in respect of breaches or defaults or to vary or excuse performance of or under this Agreement or any of the Facility Documents by the Borrower or any other Security Party, if the effect of such amendment, modification, waiver, variation or excuse would be to:

(a)	reduce the Margin or any other amount payable for the account of the Beneficiaries;

(b)	postpone or extend the due date or reduce the amount of any payment of principal, interest, commitment commission or other amount payable by the Borrower under this Agreement or any of the Facility Documents;

(c)	change the currency in which any amount is payable by the Borrower or any other Security Party under this Agreement or any of the Facility Documents;

(d)	increase any Lender’s Commitment;

(e)	extend an Availability Period;

(f)	postpone or extend or otherwise change the Rig A Final Maturity Date or Rig B Final Maturity Date;

(g)	change the definition of “Majority Lenders” in clause 1.2;

(h)	change any provision of this Agreement or any other Facility Document which expressly or impliedly requires the approval or consent of all the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all the Lenders;

(i)	change the order of distribution under clause 8.7 (Application of payments prior to a Termination Date), clause 8.8 (Application of payments after a Termination Date) or under clauses 5, 6, 7, 8 or 9 of the Deed of Proceeds and Priorities;

(j)	change clause 14.2 (pro-rata payments);

(k)	change this clause 16.13;

(l)	release the Borrower or any of the other Security Parties from the security created by any of the Facility Documents, unless all the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement;

(m)	release any Security Party from any of its obligations under the Pre-Completion Guarantee unless such release is specifically provided for therein or all of the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement; or

(n)	release any Security Party from any of its obligations under the Deed of Covenant or Deed of Undertaking unless such release is specifically provided for therein or all of the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement.

16.13.3	Except as provided in clause 10.3.1 with the prior written consent of all the Lenders or, as the case may be, the Majority Lenders, neither Agent shall have authority on behalf of the Lenders to consent to any proposed amendment, variation or modification to the Project Documents (other than Permitted Amendments) or to the granting of any waivers or the excusing of any performance under the Project Documents.

16.14	Reimbursement and indemnity by Lenders

Each Lender shall reimburse each Agent (rateably in accordance with (a) at any time prior to the first Drawdown Date, such Lender’s Commitments and (b) at any time thereafter, such Lender’s Share or Contributions), to the extent that that Agent is not reimbursed by the Security Parties, for the costs, charges and expenses incurred by that Agent in connection with the negotiation, preparation and execution of this Agreement and the Facility Documents and/or in contemplation of, or otherwise in connection with, the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, or in carrying out its duties under, this Agreement and/or any of the Facility Documents including (in each case) the fees and expenses of legal or other professional advisers. Each Lender shall on demand indemnify each Agent (rateably in accordance with its Share or Contributions) against all liabilities, damages, costs and claims whatsoever incurred by each Agent in connection with this Agreement and the Facility Documents or the performance of their respective duties under this Agreement and the Facility Documents or any action taken or omitted by either Agent under this Agreement and/or any of the Facility Documents, unless such liabilities, damages, costs or claims arise from the applicable Agent’s own negligence or wilful misconduct.

16.15	Retirement of Agents

16.15.1	The Facility Agent may and shall, upon the written request of the Majority Lenders, retire from its appointment as Facility Agent under this Agreement having given not less than thirty (30) days’ notice of its intention to do so to the Borrower and each of the Lenders, provided that no such retirement shall take effect unless a successor facility agent for the Lenders has been duly appointed by the Lenders. Any successor facility agent must be a Lender experienced in the oil and gas business and nominated by the Majority Lenders after good faith consultation with the Borrower or, failing such a nomination, any reputable Lender or financial institution experienced in the oil and gas business nominated by the retiring Facility Agent. Any costs and expenses reasonably incurred in connection with such retirement shall be for the account of the retiring Facility Agent, unless the retirement has been requested by the Majority Lenders, in which case such costs and expenses shall be for the account of the Majority Lenders requesting the retirement of the Facility Agent.

16.15.2	The Security Trustee may and shall, upon the written request of the Majority Lenders, (at no cost to the Borrower) retire from its appointment as Security Trustee under this Agreement and the Facility Documents having given not less than thirty (30) days’ notice of its intention to do so to the Borrower, the other Security Parties and each of the Lenders, provided however that no such retirement shall take effect unless:

(a)	a Lender experienced in the oil and gas business and nominated by the Majority Lenders or, in the absence of such a nomination, any reputable and experienced bank or financial institution nominated by the retiring Security Trustee has been appointed by the Lenders as the successor security trustee; and

(b)	in compliance with its obligations under clause 16.15.5, the Security Trustee shall have done all acts, taken all steps and executed all deeds, documents and other instruments reasonably required by the successor security trustee in order to ensure the transfer of the property, assets and rights vested in the Security Trustee to the successor security trustee (or its nominee).

16.15.3	Any corporation into which the Facility Agent or the Security Trustee may be merged or converted or any corporation with which the Facility Agent or the Security Trustee may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Facility Agent or the Security Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Facility Agent or (as the case may be) the Security Trustee under this Agreement and/or the Facility Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to the Borrower and the Lenders.

16.15.4	Upon any such successor Facility Agent or successor Security Trustee being appointed in accordance with clauses 16.15.1 or 16.15.2 above, the retiring Facility Agent or, as the case may be, the retiring Security Trustee shall be discharged from any further obligation under this Agreement (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Facility Agent or, as the case may be, the retiring Security Trustee. The retiring Facility Agent or, as the case may be, the retiring Security Trustee shall provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under this Agreement and the Facility Documents.

16.15.5	It is the intention that (except only as may be agreed in writing between any retiring Security Trustee and its successor with the prior approval of the Majority Lenders), upon the appointment of any successor to the Security Trustee, the property, assets and rights vested in the Security Trustee pursuant to this Agreement and the Facility Documents should, with immediate effect, be vested in such successor under the provisions of the Trustee Act 1925, either by operation of law or, failing that, by assignment or other form of transfer or conveyance. At any time and from time to time following the appointment of any such successor to the Security Trustee, the retiring Security Trustee shall do and execute all acts, deeds and documents reasonably required by such successor in order to transfer to such successor Security Trustee (or its nominee, as such successor may direct) any such property, assets and rights which shall not have vested in such successor by operation of law. All such acts, deeds and documents shall be done or, as the case may be, executed at the cost of the retiring Security Trustee.

16.16	Change of Reference Banks

If any Reference Bank ceases to provide quotations to the Facility Agent for the purposes of determining LIBOR (where such quotations are required having regard to the definition of “LIBOR” in clause 1.2), the Facility Agent may, acting on the instructions of the Majority Lenders and with the consent of the Borrower (such consent not to be unreasonably withheld), terminate the appointment of such Reference Bank and appoint another Lender to replace such Reference Bank.

16.17	Powers and duties of the Security Trustee as trustee of the security

In its capacity as trustee in relation to the Facility Documents the Security Trustee:

16.17.1	shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of this Agreement or any of the Facility Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Security Trustee by this Agreement and/or any Facility Document but so that the Security Trustee may only exercise such powers and discretions to the extent that it is authorised to do so by the provisions of this Agreement (including specifically, but without limitation, clause 16.5.2) and, in exercising such powers and discretions, the Security Trustee shall have regard to and comply with any applicable constraints and/or restrictions imposed by this Agreement (including specifically, but without limitation, by clause 16.5.2);

16.17.2	shall (subject to clause 16.20 (Application of proceeds received by the Security Trustee)) be entitled to invest moneys from time to time held by it as a consequence of any enforcement of the security constituted by the Facility Documents which, in the reasonable opinion of the Security Trustee, it would not be practicable to distribute immediately, by placing the same on deposit in the name or under the control of the Security Trustee as the Security Trustee may think fit without being under any duty to diversify the same and the Security Trustee shall not be responsible for any loss due to interest rate or exchange rate fluctuations;

16.17.3	shall have full power to determine all questions and doubts arising in relation to the interpretation or application of any of the provisions of this Agreement or any of the Facility Documents as it affects the Security Trustee and every such determination (whether made upon a question actually raised or implied in the acts or proceedings of the Security Trustee) shall be conclusive and shall bind all the other parties to this Agreement provided however that if it is aware of the relevant question or doubt, and it is reasonably practicable to do so, the Security Trustee shall notify the Lenders of the relevant question or doubt and, if required to do so by the Majority Lenders, the Security Trustee shall consult a lawyer in relation to such question or doubt (and if the Security Trustee does so consult a lawyer, the restriction or delegation of duties and functions referred to in clause 16.17.4 below shall not apply to the consultation of the lawyer by the Security Trustee);

16.17.4	may, in the conduct of its obligations under and in respect of this Agreement and the Facility Documents (otherwise than, subject to the express provisions of the proviso to clause 16.17.3, in relation to its right to make any declaration, determination or decision), instead of acting personally, employ and pay any agent to act on its behalf (whether being a lawyer, chartered accountant or any other person) to transact or concur in transacting any business and to do or concur in doing any acts required to be done by the Security Trustee (including the receipt and payment of money) and on the basis that (i) any such agent engaged in any profession or business shall be entitled to be paid by the Security Trustee for all usual professional and other charges for business transacted and acts done by him or any partner or employee of his in connection with such employment and (ii) the Security Trustee shall not be bound to supervise, or be responsible for any loss incurred by reason of any act or omission of, any such agent if the Security Trustee shall have exercised reasonable care in the selection of such agent (which, without limitation, shall conclusively be deemed to be the case in respect of any agent approved in writing by the Majority Lenders); and

16.17.5	may place all deeds, certificates and other documents relating to the property and assets subject to the Facility Documents which are from time to time deposited with it pursuant to the Facility Documents in any safe deposit, safe or receptacle selected by the Security Trustee acting reasonably or with any firm of solicitors and may make any such arrangements as it thinks fit acting reasonably for allowing the Borrower access to, or its solicitors or auditors possession of, such documents when necessary or convenient and the Security Trustee shall not be responsible for any loss incurred in connection with any such deposit, access or possession.

16.18	All enforcement action through the Security Trustee

None of the Lenders shall have any independent power to enforce any of the Facility Documents or to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to any of the Facility Documents or otherwise have direct recourse to the security and/or guarantees constituted by any of the Facility Documents except through the Security Trustee.

16.19	Co-operation to achieve agreed priorities of application

The Lenders shall co-operate with each other and with each Agent and any Insolvency Official under the Facility Documents in realising the property and assets subject to the Facility Documents and in ensuring that the net proceeds realised under the Facility Documents after deduction of the expenses of realisation are applied in accordance with clause 8.7 (Application of payments prior to a Termination Date), clause 8.8 (Application of payments after a Termination Date) or, as the case may be, the applicable provisions of the Deed of Proceeds and Priorities.

16.20	Application of proceeds received by Security Trustee

Moneys received by the Security Trustee (whether from an Insolvency Official or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Facility Documents or pursuant to any insurance policies taken out on behalf of the Beneficiaries shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority to the Secured Obligations) be paid to the Facility Agent for distribution in accordance with clause 8.7 (Application of payments prior to a Termination Date), clause 8.8 (Application of payments after a Termination Date) or, as the case may be, the applicable provisions of the Deed of Proceeds and Priorities.

16.21	Distribution of Proceeds

The Facility Agent shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Facility Agent in accordance with clause 16.20 save that (without prejudice to any other provision contained in any of the Facility Documents) the Facility Agent (acting on the instructions of the Majority Lenders) or any Insolvency Official may credit any moneys received by it to a suspense account for so long and in such manner as the Facility Agent or such Insolvency Official may from time to time determine with a view to preserving the rights of the Beneficiaries or any of them to prove for the whole of their respective claims against the Borrower or any other person liable.

16.22	Release of Security

The Borrower hereby agrees with the Security Trustee and the Lenders that they shall be entitled to retain the Security Documents relating to a Rig and/or the Facility which financed the Advance Bareboat Hire relating to that Rig (save for the Accounts Pledge in so far as it relates to (i) the Project Account, Proceeds Account and Earnings Account in each case relating to the relevant Facility, which will be released immediately upon the Security Trustee being satisfied that the payment, repayment, performance, satisfaction and discharge in full referred to below has occurred, and (ii) the Debt Service Reserve Account, which shall be released immediately upon termination of the Security Period) for thirty (30) days after the payment, repayment, performance, satisfaction and discharge in full of all of the Secured Obligations relating to the Facility which financed the Advance Bareboat Hire relating to that Rig and on the last day of such thirty (30) day period the Security Trustee shall (to the extent the relevant Security Document relates to that Facility, the Rig the Advance Bareboat Hire relating to which was financed by that Facility and/or the Rig Owner of that Rig), at the request and cost of the applicable Security Party, execute such documentation as may be required to (a) release the applicable Security Party from its obligations under the applicable Security Document, and (b)

release or, where applicable, re-assign to that Security Party the security created pursuant to that Security Document and, in the case of the Power of Attorney, return the same to the Borrower in accordance with this clause 16.22 only after satisfaction and discharge in full of all the Secured Obligations, Provided however that if in the reasonable opinion of the Security Trustee or any other Beneficiary there are at that time any contingent claims by any of the Beneficiaries against the Borrower or any other Security Party under or in connection with this Agreement or any Facility Document or any likely contingent claims can be identified at that time, the Security Trustee reserves its right to retain any Security Document and delay such release (notwithstanding the expiry of such thirty (30) day period) until the earlier of (i) the date on which all such contingent claims are irrevocably and unconditionally settled in full, or fully and finally disposed of or withdrawn or discontinued and (ii) such time as the Security Trustee may deem appropriate.

16.23	Facility Agent as agent for Notices

The Security Trustee hereby appoints the Facility Agent as its agent for the purposes of all or any requests, consents, instructions, directions, notices, demands or other communications which are given, made or issued by the Security Trustee under or pursuant to this Agreement and the other Facility Documents during the Security Period and all of the Lenders and the Arranger hereby approve that appointment.

17	Notices

17.1	Notices

The provisions of clause 16 of the Deed of Proceeds and Priorities shall be incorporated by reference, mutatis mutandis, in this Agreement as if all references therein to “this Deed” were references to this Agreement.

17.2	Notices through the Facility Agent

Every notice, request, demand or other communication under this Agreement to be given by the Borrower to any other party shall be given to the Facility Agent for onward transmission as appropriate and to be given to the Borrower shall (except as otherwise provided in this Agreement) be given by the Facility Agent.

18	Miscellaneous

18.1	No implied waivers, remedies cumulative

No failure or delay on the part of the Beneficiaries or any of them to exercise any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Beneficiaries or any of them of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

18.2	English translations

All certificates, instruments and other documents to be delivered under or supplied in connection with this Agreement shall be in the English language or shall be accompanied by a certified English translation upon which the Beneficiaries shall be entitled to rely.

18.3	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original, but all counterparts shall together constitute one and the same instrument.

18.4	Further Assurance

The Borrower undertakes:

18.4.1	that this Agreement and each of the Facility Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under this Agreement and/or any of the Facility Documents be valid and binding obligations of the respective Security Parties who are parties thereto and the rights of the Beneficiaries shall be enforceable in accordance with their respective terms;

18.4.2	that the Borrower will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Security Trustee acting with the consent of the Majority Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents; and

18.4.3	that the Borrower will use reasonable endeavours to assist the Agents to obtain any further assurance, document, act or thing as in the opinion of the Security Trustee acting on behalf of and after consultation with the Lenders may be necessary for perfecting the security constituted by the Charterer Acknowledgements provided always that if the Borrower is unable to obtain or procure any such further assurance, this shall not constitute an Event of Default on the part of the Borrower.

18.5	Conflicts

In the event of any conflicts between this Agreement and any other Facility Documents (other than the Deed of Proceeds and Priorities and/or the Co-ordination Deed), the provisions of this Agreement shall prevail.

18.6	Severability of provisions

Each of the provisions of this Agreement is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Agreement nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

19	Limited Recourse

For the avoidance of doubt, each of the Beneficiaries acknowledges its recourse to the Borrower is limited as set out in clause 22 of the Deed of Proceeds and Priorities.

20	Technical Adviser

20.1	General

Provided that (a) the Technical Adviser gives reasonable notice to the Borrower of the cooperation and assistance required, and (b) the co-operation and assistance requested by the Technical Adviser shall neither unreasonably disrupt and/or interfere with the construction or operation of the relevant Rig and/or the Project relating to that Rig nor involve any testing and/or other technical procedures to be carried out in respect of that Rig and/or that Project other than those required by the terms of the relevant Project Documents, the Borrower shall provide and procure that each Rig Owner provides all necessary co-operation and assistance or, as the case may be, use all reasonable endeavours to procure that the same is provided to enable the Technical Adviser:

20.1.1

(a)	as soon as practicable after the date hereof, to conduct an initial review and audit of the Project Documents relating to each Rig including, without limitation, whatever is required for the Technical Adviser to confirm to the Facility Agent whether all relevant information and requirements necessary to comply with the technical requirements as agreed between the Charterer and the relevant Rig Owner for that Rig are included in the basis of design (“BoD”) of that Rig. As part of that initial review (i) engineering work executed in relation to that Rig will be audited at random to confirm that those BoD requirements have been included in the final design of that Rig, (ii) major purchase orders and the scope of work of the relevant Builder will be reviewed to confirm all aspects have been covered adequately, (iii) all basic technical input information in relation to the relevant Rig will be reviewed to ascertain whether the related Project has commenced satisfactorily and to ascertain whether planning and the relevant Budget are based on sound principles, (iv) the contract strategy will be analysed to confirm suitability for the execution of the Project, (v) the scope defined for the Builder, any engineering contractors and equipment sub-contractors will be reviewed to confirm suitability, (vi) the arrangements for executing the relevant Project will be reviewed to verify that the project management team has been established professionally, (vii) the project management team will be audited to ascertain their suitability to execute a project of the magnitude of the relevant Project, (viii) the detailed basis for establishing the time schedule of the relevant Project will be reviewed as well as the information utilised for preparing the Budget of the relevant Project, and the feasibility of the time schedule of the relevant Project and Budget will be analysed, (ix) the anticipated risks during the construction phase of the relevant Project will be analysed and mitigation measures reviewed, (x) the Management Agreement will be reviewed, and (xi) the project approach of the Builder of the relevant Rig will be reviewed and analysed;

(b)	upon completion of the initial review relating to a Rig, the Technical Adviser will provide an opinion as to (i) the technical capacity of that Rig to reliably perform in accordance with the design criteria agreed between the Charterer and the relevant Rig Owner for that Rig (as confirmed by the Technical Adviser’s review), and to meet the requirements of any Regulatory Authority, (ii) the technical aspects and project management approach (including the terms and conditions of the Management Agreement) of the relevant Project, and (iii) the feasibility of the time schedule and Budget of the relevant Project;

20.1.2	from time to time (prior to and up to the Charter Date of Acceptance of that Rig), to investigate any material changes proposed in respect of that Rig and/or that Project and to report to the Facility Agent about the outcome of such investigation;

20.1.3	from time to time prior to and up to the Charter Date of Acceptance of that Rig, to review plans, schedules and progress reports (including any Project Expenditure Certificates or updated Budgets) in relation to that Rig and that Project produced by any Security Party and to report to the Facility Agent about (a) the progress of that Project up until that time including, without limitation, whether expected milestones have been reached and expected payments made, and (b) the likely future progress of that Project including, without limitation, the scheduled timing for the Charter Date of Acceptance of that Rig and whether any Project Cost Over Run is likely to occur in respect of that Rig;

20.1.4	from time to time prior to or after the Completion Date of that Rig, to:

(a)	notify the Facility Agent if it becomes aware of any breach by the Borrower and/or a Rig Owner and/or any material breach by any Project Counterparty relating to that Rig of any of their respective obligations under the Project Documents, to investigate any such breach and its effects and to report to the Facility Agent about the outcome of such investigation;

(b)	investigate any requirements of, any restrictions imposed by or any recommendations of any Regulatory Authority (including, without limitation, the Classification Society) in connection with that Rig and/or that Project, to review compliance by the Security Parties with any such restrictions, requirements and/or recommendations and to report to the Facility Agent about the outcome of such investigation and review;

(c)	at the request of the Facility Agent, attend any meeting or presentation in connection with that Rig and/or that Project and to prepare any report or investigate any matter in connection with that Rig and/or that Project, in each case, as the Facility Agent may from time to time reasonably require; and

(d)	review, and confirm to the Facility Agent its findings, recommendations and conclusions in relation to, any claim under or in respect of the Insurances or the Rig Rights in an amount in excess of the Casualty Amount.

20.2	Acceptance

Provided that (a) the Technical Adviser gives reasonable notice to the Borrower of the cooperation and assistance required, and (b) the co-operation and assistance requested by the Technical Adviser shall neither unreasonably disrupt and/or interfere with the operation of the relevant Rig and/or the Project relating to that Rig nor involve any testing and/or other technical procedures to be carried out in respect of that Rig and/or that Project other than those required by the terms of the relevant Project Documents, the Borrower shall provide all necessary cooperation and assistance or, as the case may be, use all reasonable endeavours to procure that the same is provided to enable the Technical Adviser to consult with the Security Parties and, where required, to inspect that Rig to enable the Technical Adviser to confirm in writing to the Facility Agent that:

20.2.1	on or prior to the Date of Yard Acceptance of that Rig:

(a)	that Rig complies with the Specifications relating to that Rig, complies with the requirements of the Construction Contract relating to that Rig and is otherwise in a condition suitable for acceptance;

(b)	adequate measures, arrangements and procedures have been introduced by that Rig Owner which is the owner of that Rig, the Borrower and the Sponsor for the maintenance and operation of that Rig in accordance with good industry standards and in accordance with their respective obligations under the relevant Charter, Bareboat Charter and Services Agreement respectively;

(c)	no breach by that Rig Owner, the Borrower, the Sponsor and/or no material breach by the relevant Builder of any of their respective obligations under the Project Documents has occurred and is continuing unremedied;

(d)	all applicable requirements of any Regulatory Authority (including, without limitation, the Classification Society) in connection with that Rig and/or that Project have been satisfied,

and, prior to the Date of Yard Acceptance of that Rig, the Technical Adviser will provide an opinion as to each of the matters referred to in this clause 20.2.1; and

20.2.2	as a condition precedent to the Completion Date relating to that Rig:

(a)	acceptance of that Rig has occurred in accordance with the provisions of the Charter relating to that Rig;

(b)	all consents, authorisations, licences, approvals and permits then required in connection with that Rig and/or that Project pursuant to any Environmental Law have been obtained;

(c)	all documentation then required to be provided by that Rig Owner, the Borrower and the Sponsor pursuant to the relevant Bareboat Charter, Charter and Services Agreement, respectively, has been duly prepared and provided;

(d)	all concerns raised by the Technical Adviser in relation to the matters referred to in this clause 20.2 have been addressed to the reasonable satisfaction of the Technical Adviser; and

(e)	no breach by that Rig Owner, the Borrower, the Sponsor and/or no material breach by the relevant Builder of any of their respective obligations under the Project Documents has occurred and is continuing unremedied;

(the written confirmation referred to in clause 20.2.2 , the “Yard Acceptance Confirmation”).

20.3	Reporting

The Facility Agent shall, promptly following the receipt by it of any report, notification or confirmation referred to in this clause 20, forward a copy of that report, notification or confirmation to each of the Lenders and the Borrower.

21	Governing law and jurisdiction

21.1	Law

This Agreement shall be governed by English law.

21.2	Submission to jurisdiction

The Borrower agrees for the benefit of the Beneficiaries that:

21.2.1	if the Borrower has any claim against any other arising out of or in connection with this Agreement such claim shall (subject to clause 21.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which the Borrower irrevocably submits;

21.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Beneficiaries shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

21.2.3	nothing in this clause 21.2 shall limit the right of the Beneficiaries to refer any such claim against the Borrower to any other court of competent jurisdiction outside England, to the jurisdiction of which the Borrower hereby irrevocably agrees to submit, nor shall the taking of proceedings by the Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

21.3	Agent for service of process

21.3.1	The Borrower irrevocably designates, appoints and empowers Messrs Berwin Leighton Paisner at its principal place of business in England from time to time (at present Adelaide House, London Bridge, London EC4R 9HA) Attention: N J Davies to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Agreement.

21.3.2	The Borrower agrees that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Agreement and the other Transaction Documents and if, for any reason, such agent named above or its successor shall no longer serve as agent of the Borrower to receive service of process in England, the Borrower shall promptly appoint a successor in England and advise the Facility Agent and the Security Trustee thereof.

IN WITNESS whereof this Deed has been duly executed and delivered as a deed by the parties hereto on the date first above written.

Schedule 1

The Lenders and their Commitments

Name	Address and facsimile number	Commitments $	“Rig A” Commitment	“Rig B” Commitment

Mimosa Finance B.V.	Parnassustoren Locatellikade 1 1076 AZ Amsterdam P.O. Box 75215 1070 AE Amsterdam The Netherlands Fax +31 20 673 00 16	810,167,850	332,036,004	478,131,846

Schedule 2

Form of Drawdown Notice for Principal Advances/Intercompany Interest

Advances/Swap Advances

To:	ING Bank N.V.

Bijlmerplein 888

P.O. Box 1800

1000 BV Amsterdam

The Netherlands

Attention:

[—]

US$810,167,850 Project Loan Facility Agreement dated 30 June 2007 (the “Agreement”)

We refer to the above Agreement and hereby give you notice that we wish to draw down a [Principal][Intercompany Interest] [Swap] Advance as part of the Rig [A][B] Facility, namely [—] million Dollars [$[—]] on [—]. The funds should be credited to the Project [A] [B] Account no later than 11.00 a.m. on that date.

We confirm that:

(i)	no event or circumstance has occurred and is continuing which constitutes a Default;

(ii)	the Repeating Representations and warranties contained in clause 9 of the Agreement and the representation and warranty in clause 9.12, referring for this purpose to the audited financial statements in respect of the financial year ended on 31 December [—]/30 June [—], are true and correct at the date of this notice as if made with respect to the facts and circumstances existing at the date of this notice; and

(iii)	the borrowing to be effected by such [Principal][Intercompany Interest] [Swap] Advance will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded.

Words and expressions defined in the Agreement shall have the same meanings where used in this notice.

For and on behalf of Eiffel Ridge Group C.V.

Schedule 3

Conditions Precedent

Part 1 - Documents and evidence required as conditions precedent to the obligations of the

Beneficiaries generally

1	Constitutive Documents and corporate authorities

In respect of each of the Borrower, the Parent Sponsor, the Sponsor, the Rig Owners and Constellation:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents (in the case of the Sponsor and Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil) of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partner) and/or the resolutions of the shareholders, if required of that person (in the case of the Sponsor and Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil):

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under the Transaction Documents to which that person is (or is to be) party;

(ii)	authorising the execution by that person of such of this Agreement and the other Transaction Documents to which such person is party; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Agreement and the other Transaction Documents to which such person is party;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions;

(d)	a certificate of incumbency; and

(e)	in the case of the Sponsor and Parent Sponsor, a valid certificate issued by the court distributor with jurisdiction over the place of business of the Sponsor and Parent Sponsor attesting the inexistence of bankruptcy and/or judicial recuperation claims filed by or against them.

2	Authorisations and approvals

(a)

Evidence satisfactory to the Agents (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by the Facility Documents, the Project Documents and the Hedging Agreements (in each case to which the applicable Security Party is a party) and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (including, but without limitation to the generality of this paragraph, the Letter of Authorisation in respect of each Charter) (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Facility Agent have been made for the effecting of the same within any applicable time limit);

(b)	Evidence satisfactory to the Agents in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above that any Authorisations which may be required for the due execution and performance of any Security Party of any Transaction Document to which it is party at the time the same are required have been obtained and are in full force and effect;

(c)	Evidence satisfactory to the Agents that each Security Document (other than the Share Pledges, the Accounts Pledge, the Deed of Proceeds and Priorities and the General Assignment) has been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents; and

(d)	A certified copy of the Register of Charges of each of the Rig A Owner, the Rig B Owner and Constellation, stamped as filed at the Registry of Corporate Affairs in the British Virgin Islands containing details of each of the Security Documents to which it is a party.

3	Transaction Documents

(a)	An original counterpart of this Agreement and each Facility Document (other than those referred to in paragraph (b) below) duly executed and delivered by each Security Party which is party thereto as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

(b)	A copy of the Agreed Form of each of the Facility Documents (which, for the avoidance of doubt, shall include the Receivables Acknowledgements and the Charterer Acknowledgements) which it is agreed in writing by the Facility Agent prior to the date of this Agreement shall be executed after the date of this Agreement.

(c)	A copy of each Project Document which has been executed at the applicable time certified as a true and complete copy thereof by a duly authorised officer of the relevant Security Party which is a party thereto.

(d)	A certificate from each Security Party confirming that each of the Project Documents and the other Transaction Documents (other than this Agreement and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect, (save for Permitted Amendments previously disclosed in writing to the Agents).

(e)	A copy, certified as a true copy by a duly authorised officer of the relevant Security Party of each of the other Transaction Documents (other than this Agreement, the Facility Documents and the Project Documents) to which it is a party as well as evidence that all notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered together with a certified copy thereof.

(f)	Evidence, satisfactory to the Agents that the Charterer has been duly authorised to enter into the consent referred to in paragraph 2(a) above.

4	Legal opinions

Legal opinions in form and content satisfactory to the Lenders from:

(a)	Norton Rose, Netherlands counsel to the Lenders in relation to, inter alia, the Borrower, the Account Pledges and the security granted in favour of the Security Trustee;

(b)	Maples and Calder, British Virgin Island counsel to the Lenders, in relation to, inter alia, the Rig Owners, Constellation and the Share Pledges; and

(c)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, the Sponsor and the Parent Sponsor;

(d)	Schellenberg Wittmer, Swiss counsel to the Lenders, in relation to, inter alia, the Rig B Builder and the parent of the Rig B Builder;

(e)	Robert Wang & Woo LLC, Singaporean counsel to the Lenders, in relation to, inter alia, the Rig A Builder and the parent of the Rig A Builder; and

(f)	Norton Rose, English counsel to the Lenders, in relation to, inter alia, the Facility Documents.

5	Accounts and financial information

(a)	Copies of (i) the most recent annual audited accounts of each of the Parent Sponsor, Sponsor, Constellation, the Borrower and each of the Rig Owners and (ii) the most recent unaudited accounts of the Parent Sponsor, Sponsor, Constellation, the Borrower and each of the Rig Owners.

(b)	Evidence that each of the Accounts have been opened and that all necessary bank mandates and signature forms in form and content acceptable to the Agents have been delivered to the Account Bank and that $1 has been credited to each such account.

(c)	Evidence acceptable to the Agents that all fees then due to the Arranger, the Facility Agent and the Security Trustee and any applicable commitment commission then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Process Agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under this Agreement and the Facility Documents (other than those referred to in paragraph 3(b)).

7	Transaction Documents conditions precedent

A certificate from the Borrower confirming that the conditions precedent to the Transaction Documents which have been executed (other than the conditions precedent contained in this Agreement and the conditions precedent in the relevant Charter, Bareboat Charter and the Services Agreement which cannot be satisfied until the relevant Charter Date of Acceptance) have been fulfilled or waived in accordance with the respective terms of the Transaction Documents.

8	Information Memorandum

The Information Memorandum, duly completed and approved by the Borrower and the Sponsor.

9	Charter and Services Agreement

Certified English language translations of each Charter and each Services Agreement.

10	Technical Advisor

Written confirmation from the Technical Adviser that each of the requirements of paragraphs (a and (b) of clause 20.1.1 are satisfied.

11	Budget and Time Schedule

A Budget in relation to each Project and the time schedule in relation to each Project, each in a form satisfactory to the Facility Agent.

Part 2 - Conditions Precedent to Drawdown of the First Advance of a Facility

1	Constitutive Documents and corporate authorisations

A certificate from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that there has been no change in the Constitutive Documents of the relevant person since the date on which a certified copy thereof was provided to the Agents pursuant to part 1 of this Schedule 3 or, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney or other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unamended and in full force and effect.

2	No Defaults

A certificate from a duly authorised officer of the Borrower and the Sponsor confirming that no Default has occurred and is continuing or would result from the payment of the applicable First Advance.

3	Legal Opinions

If requested by the Facility Agent (acting on the instructions of the Majority Lenders (acting reasonably)), confirmation from such of the counsel to the Lenders referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Facility Agent in that request that the terms and provisions of the legal opinions provided by them pursuant to that paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

4	Financial Covenants

Evidence acceptable to the Agents that there has been no breach of any of the Financial Covenants in the form of Compliance Certificates duly issued and delivered by the Parent Sponsor, Sponsor and Constellation to the Security Trustee (for and on behalf of the Facility Agent and the other Beneficiaries) and together in each case with the relevant financial statements attached.

5	Fees

Confirmation from the Agents that all fees then due to the Arranger and the Agents have been paid in full or, as the case may be, evidence acceptable to the Agents that arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Project Documents

A certificate from each member of the Group which is a party to the Facility Documents and the Project Documents which have been executed prior to the Drawdown Date for that First Advance and the other Transaction Documents which have then been executed confirming that those documents to which the relevant member of the Group is a party remain unamended (other than Permitted Amendments) and in full force and effect.

7	Representation and Warranties

A certificate from each Security Party confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party referred to in paragraph 1 above under this Agreement or any of the Facility Documents which have been executed prior to the Drawdown Date for that First Advance are true and accurate on the date on which the Drawdown Notice for that First Advance is issued and will be true and accurate on the Drawdown Date for that First Advance as if given on each such date by reference to the facts and circumstances then existing.

8	Confirmation from the Technical Adviser

A certificate from the Technical Adviser confirming that no material event of default or potential event of default under the Project Documents has occurred and is continuing and that the Technical Advisor has no material concerns in respect of any of the matters referred to in clause 20.1.

9	Interest Hedging

A certified true copy of the Hedging Agreements evidencing that ninety five per cent. (95%) of the interest exposure under this Agreement has been hedged on terms satisfactory to the Facility Agent by the relevant Rig Owner.

10	Amount of the relevant First Advance

A certificate from a duly authorised officer of the Borrower confirming that:

(a)	any Existing Project Cost Over Run in relation to the Project to which the relevant First Advance relates is less than fifty million Dollars ($50,000,000), and

(b)	the amount of the relevant First Advance (as specified in the applicable Drawdown Notice) does not exceed the amount equal to sixty two point five per cent. (62.5%), in the case of the Rig A First Advance, or as the case may be, ninety per cent. (90%) in the case of the Rig B First Advance, of the Project Cost Balance relating to that Rig, calculated by taking into account (i) Project Costs paid or incurred by the relevant Rig Owner prior to the date of that certificate, and (ii) to the best of the knowledge and belief of the Borrower, Project Costs to be incurred by the relevant Rig Owner and which will become payable on or prior to the date falling ninety (90) days after the date of that certificate, in each case in accordance with the terms of the relevant Project Documents, provided however that the aggregate amount of Project Costs referred to in paragraph (ii) above shall not exceed twelve million five hundred thousand Dollars ($12,500,000).

11	Equity Funding

Evidence satisfactory to the Facility Agent that the remaining percentage of the relevant aggregate amount referred to in paragraph 10(b) above has been or will be funded by payment of Equity into the Project Account relating to the relevant Facility simultaneously with the drawdown of the relevant First Advance and that such funding will be used to pay Advance Bareboat Hire and that such portion of Advance Bareboat Hire will be used to pay and discharge that balance.

12	Pre-Completion Guarantee Letter of Credit

An original copy of the Pre-Completion Guarantee Letter of Credit plus evidence satisfactory to the Facility Agent that it is in full force and effect.

13	Project Expenditure Certificate

A duly completed Project Expenditure Certificate in respect of the Project relating to the Facility of which that First Advance would form a part, dated no earlier than the Drawdown Notice requesting that First Advance.

14	Principal Balance of Intercompany Loan

Evidence satisfactory to the Facility Agent of the Principal Balance of the Intercompany Loan advanced to the Rig Owner related to the Facility of which the relevant First Advance forms a part, and agreement by the Facility Agent of the amount of that Principal Balance.

15	Insurances

(a)	Evidence satisfactory to the Agents that the insurance obligations of the Security Parties under the Security Documents and under the applicable Project Documents have been complied with and that the relevant Rig is insured in accordance with the terms of the Security Documents and the Project Documents (being the relevant Bareboat Charter, Charter and Services Agreement).

(b)	Receipt by the Agents of letters of undertaking from the Approved Brokers and the mutual associations or clubs with which the protection and indemnity and/or, as the case may be, war risks insurances are placed, if and to the extent that such insurances are required under the relevant provisions of the Security Documents and Project Documents.

(c)	Receipt by the Agents of certified true copies of the policies and/or certificates of entry in respect of the insurance cover for the relevant Rig referred to in clause 9.1(a) of the General Assignment.

(d)	Evidence that all premia and calls in respect of the relevant Insurances relating to that Rig which have fallen due have been paid and that none of the Security Trustee or other Beneficiaries have any liability for premia and calls.

(e)	Evidence that the insurers relating to that Rig have agreed that they have no right of subrogation and/or contribution against the Charterer or the Borrower.

(f)	An opinion in form and content satisfactory to the Lenders from the Insurance Consultant, as to the adequacy of the relevant Insurances as provided in clause 9.1(a) of the General Assignment relating to that Rig.

(g)	A list of the insurers effective for the first period from the date of the relevant First Advance up to the end of the policy year in which the date of the relevant First Advance occurs and thereafter for the twelve (12) month period from such date has been provided by the Approved Brokers.

Part 3 - Conditions Precedent to Drawdown of any Subsequent Advance

1	First Advance

In relation to the first Subsequent Advance made to the Borrower, the First Advance in respect of the Facility of which that Subsequent Advance forms a part shall have been made. In relation to any Subsequent Advance of a Facility thereafter, the immediately preceding Subsequent Advance in respect of that Facility, shall have been made.

2	Constitutive Documents and corporate authorisations

A certificate from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to paragraph 1 of part 2 of this Schedule 3 or, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney or other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unamended and in full force and effect.

3	No Defaults

A certificate from a duly authorised officer of each of the Borrower and the Sponsor confirming that no Default has occurred and is continuing or would result from the payment of the relevant Subsequent Advance.

4	Legal Opinions

If requested by the Facility Agent (acting on the instructions of the Majority Lenders (acting reasonably)), confirmation from such of the counsel to the Lenders referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Facility Agent in that request that the terms and provisions of the legal opinions provided pursuant to paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

5	Financial Covenants

Evidence acceptable to the Agents that there have been no breach of any Financial Covenants in the form of further Compliance Certificates duly issued and delivered by the Parent Sponsor, Sponsor and Constellation to the Security Trustee (for and on behalf of the Facility Agent and the other Beneficiaries) together in each case with the relevant financial statements attached.

6	Fees

Confirmation from the Agents that (a) all fees due to the Arranger or the Agents and payable on or during the period up to the Drawdown Date for the relevant Subsequent Advance, and (b) any Commitment Fee due and payable for the period up to the Commitment Fee Date which immediately precedes that Drawdown Date have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

7	Project Documents

A certificate from each member of the Group which is a party to the Facility Documents, the Project Documents and the other Transaction Documents which have then been executed confirming that those documents to which the relevant member of the Group is a party remain unamended (other than Permitted Amendments) and in full force and effect.

8	Representations and Warranties

A certificate from each party referred to in paragraph 2 above confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party under this Agreement or any of the Facility Documents which have been executed prior to the Drawdown Date for the relevant Subsequent Advance are true and accurate on the date on which the Drawdown Notice for the relevant Subsequent Advance is issued and will be true and accurate on the Drawdown Date for the relevant Subsequent Advance as if given on each such date by reference to the facts and circumstances then existing.

9	Amount of relevant Subsequent Advance

A certificate from a duly authorised officer of the Borrower confirming that:

(a)	any Existing Project Cost Over Run in relation to the Project to which the relevant Subsequent Advance relates is less than fifty million Dollars ($50,000,000); and

(b)	in the case of any Subsequent Advance other than an Intercompany Principal Advance (to which the provisions of clause 4.1.2 apply), the amount of the Subsequent Advance (as specified in the applicable Drawdown Notice) does not exceed the amount equal to sixty two point five per cent. (62.5%), in the case of the Rig A Subsequent Advance or, as the case may be, ninety per cent. (90%), in the case of the Rig B Subsequent Advance, of the Project Cost Balance relating to that Rig, calculated by taking into account (i) Project Costs paid or incurred by the relevant Rig Owner prior to the date of that certificate, and (ii) to the best of the knowledge and belief of the Borrower, Project Costs to be incurred by the relevant Rig Owner and which will become payable on or prior to the date falling ninety (90) days after the date of that certificate, in each case in accordance with the terms of the relevant Project Documents, and which Project Costs, in each case, have not been included in any Project Cost Balance in relation to which any Advance has previously been made, provided however that the aggregate amount of Project Costs referred to in paragraph (ii) above shall not exceed twelve million five hundred thousand Dollars ($12,500,000).

10	Equity Funding

Evidence satisfactory to the Facility Agent that the remaining percentage of, in the case of any Subsequent Advance other than an Intercompany Interest Advance, the relevant aggregate amount referred to in paragraph 9(b) above or, in the case of an Intercompany Principal Advance, the relevant Principal Balance referred to in clause 4.1.2, has been or will be funded by payment of Equity into the Project Account relating to the relevant Facility simultaneously with the drawdown of the relevant Subsequent Advance and that such funding will be used to pay Advance Bareboat Hire and that such portion of Advance Bareboat Hire will be used to pay and discharge that balance.

11	Project Expenditure Certificate

A duly completed Project Expenditure Certificate in respect of the Project relating to the Facility of which that Subsequent Advance would form a part, dated no earlier than the Drawdown Notice requesting that Subsequent Advance.

Part 4 - Conditions Precedent to the Date of Yard Acceptance

1	Constitutive Documents and corporate authorities

Confirmation from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to Part 3 paragraph 2 of this Schedule 3, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney and other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unchanged and in full force and effect.

2	Documents

(a)	An original of the relevant Mortgage (duly notarised) together with a certificate from the relevant Rig Owner confirming that, other than by virtue of the Facility Documents, the relevant Rig Owner has not created any Encumbrance over its Secured Property.

(b)	A certificate from each Security Party which is a party to the Project Documents, the Facility Documents and the other Transaction Documents confirming that those documents to which it is a party remain unamended (other than Permitted Amendments) and in full force and effect.

(c)	A copy, certified as a true copy by a duly authorised officer of the relevant Rig Owner of the agreed drafts of each of the Delivery Documents in relation to the relevant Rig.

(d)	An executed original of the Notice of Assignment of Insurances in the form of Schedule 1, Part 1 of the General Assignment.

3	Legal Opinions

(a)	If requested by the Facility Agent (acting on the instructions of the Majority Lenders (acting reasonably)) confirmation from such of the counsel to the Lenders referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Facility Agent in that request that the terms and provisions of the legal opinions provided pursuant to paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way; and;

(b)	A legal opinion in form and content satisfactory to the Lenders from Patton, Moreno & Asvat, Panamanian Counsel to the Lenders in relation to the registration of the ownership of the Rigs and the Rig A Mortgage and Rig B Mortgage.

4	Registration of the Mortgage, filings, consents, approvals and confirmations in relation to Encumbrances

(a)	A transcript of register from the Flag State evidencing the registration of the relevant Rig in the name of the relevant Rig Owner free from Encumbrances other than the Mortgage in favour of the Security Trustee for and on behalf of the Beneficiaries.

(b)	Evidence that arrangements satisfactory to the Agents have been made for effecting the filing or registration of the Mortgage or any other Security Documents in any applicable jurisdiction, and within any applicable time limit.

(c)	A certificate from each of the relevant Rig Owner and Sponsor confirming that upon delivery the relevant Rig will be absolutely free and clear of any liens, charges, debts, claims or other encumbrances arising in favour of the relevant Builder which has carried out the construction of the relevant Rig or its sub-contractors and employees.

(d)	A certificate from the relevant Rig Owner confirming that all Authorisations necessary for any act or thing contemplated by the Mortgage or any other Security Document for the legality, validity, enforceability, priority and admissibility in evidence and effectiveness thereof have been obtained or effected on an unconditional basis and remain in full force and effect.

(e)	A certificate from each of the Security Parties confirming that any Authorisations which may be required for the due execution and performance by any Security Party of any Transaction Documents to which it is party at the time the same are required have been obtained and are in full force and effect.

5	Rig Documents

(a)	A copy of the certificate of Classification or, as the case may be, an interim class certificate in relation to the relevant Rig issued by the Classification Society on delivery of that Rig by the Builder of that Rig to the Rig Owner which is the owner of that Rig.

(b)	The ISS Certificate, where applicable, in relation to the relevant Rig.

6	Insurances

(a)	Evidence satisfactory to the Agents that the insurance obligations of the Security Parties under the Security Documents and under the applicable Project Documents have been complied with and that the relevant Rig will, with effect from delivery of that Rig by the Builder of that Rig to the Rig Owner which is the owner of that Rig, be insured in accordance with the terms of the Security Documents and the Project Documents (being the relevant Bareboat Charter, Charter and Services Agreement).

(b)	Receipt by the Agents of letters of undertaking from the Approved Brokers and the mutual associations or clubs with which the protection and indemnity and/or, as the case may be, war risks insurances are placed.

(c)	Receipt by the Agents of certified true copies of the policies and/or certificates of entry in respect of the insurance cover for the relevant Rig referred to in clause 9 of the General Assignment.

(d)	Evidence satisfactory to the Agents that (i) mortgagees interest insurance cover has been taken out by the Security Trustee for the benefit of the Beneficiaries in relation to the relevant Rig, in accordance with clause 9.2 of the General Assignment and (ii) payment of such cost has been reimbursed to the Security Trustee.

(e)	Evidence that all premia and calls in respect of the relevant Insurances relating to that Rig which have fallen due have been paid and that none of the Security Trustee or other Beneficiaries have any liability for premia and calls.

(f)	Evidence that the insurers relating to that Rig have agreed that they have no right of subrogation and/or contribution against the Charterer or the Borrower.

(g)	An opinion in form and content satisfactory to the Lenders (each acting reasonably) from the Insurance Consultant to the Lenders, as to the adequacy of the relevant Insurances and the mortgagees interest insurance cover referred to in paragraph 6(d) above relating to that Rig.

(h)	A list of the insurers effective for the first period from the relevant Date of Yard Acceptance up to the end of the policy year in which the relevant Date of Yard Acceptance occurs and thereafter for the twelve (12) month period from such date has been provided by the Approved Brokers.

7	Representation and Warranties

A certificate from each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party under any Security Document will be true and accurate on the relevant Date of Yard Acceptance by reference to the facts and circumstances then existing.

8	Process Agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under the Security Documents.

9	Technical Adviser

Receipt by the Agents of the opinion of the Technical Adviser pursuant to clause 20.2.1 of this Agreement.

Part 5 - Conditions Precedent to Completion Dates

1	Constitutive Documents and corporate authorities

Confirmation from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to paragraph 1 of Part 4 of this Schedule 3, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney and other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unchanged and in full force and effect.

2	Authority of the Charterer and Receivables Acknowledgement

In respect of the Charterer, a duly executed original of the Receivables Acknowledgment relating to the relevant Charter and, if applicable, evidence satisfactory to the Agents that the Charterer has been duly authorised to enter into and has validly executed the relevant Charterer Acknowledgement.

3	Documents

(a)	A certificate from each relevant Security Party confirming that, other than by virtue of the Facility Documents, the relevant Security Party has not created any Encumbrance over its Secured Property;

(b)	A certificate from each Security Party which is a party to the Project Documents, the Facility Documents and the other Transaction Documents confirming that those documents remain unamended (other than Permitted Amendments) and in full force and effect.

4	Legal Opinions

Legal opinions or, as the case may be, confirmations in form and content satisfactory to the Lenders from:

(a)	Norton Rose, Netherlands counsel to the Lenders in relation to, inter alia, the Borrower;

(b)	Maples and Calder, British Virgin Island counsel to the Lenders, in relation to, inter alia, the Rig Owners and Constellation;

(c)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, the Sponsor and the Parent Sponsor;

(d)	Norton Rose, English counsel to the Lenders in relation to, inter alia, the Facility Documents.

5	Registration of the Mortgage, filings, consents, approvals and confirmations in relation to Encumbrances

(a)	A transcript of register from the Flag State evidencing the registration of the relevant Rig in the name of the relevant Rig Owner free from Encumbrances other than the Mortgage in favour of the Security Trustee for and on behalf of the Beneficiaries.

(b)	A certificate from each of the Security Parties confirming that any Authorisations which may be required for the due execution and performance by any Security Party of any Transaction Documents to which it is party at the time the same are required have been obtained and are in full force and effect.

6	Insurances

Evidence satisfactory to the Agents that the insurance provisions specified in clause 9 of the General Assignment are being complied with.

7	Project Information

(a)	A certificate from the Borrower confirming that (i) the conditions precedent to the obligations of the Charterer and the Borrower under the relevant Charter and the obligations of the Charterer and the Sponsor under the relevant Services Agreement have been fulfilled or waived in accordance with the terms thereof and (ii) the relevant Charter Date of Acceptance has occurred in accordance with the provisions of the relevant Project Documents and (iii) the Charterer has accepted that Rig in accordance with the terms of the relevant Project Documents.

(b)	A (duly translated) copy of the ROF required to enable payments of the Charter Rate under the relevant Charter (or other evidence satisfactory to the Lenders that the same has been issued) together with evidence satisfactory to the Lenders that it is and remains in full force and effect.

(c)	Either (i) written confirmation from the Charterer either (a) confirming that the imposition of tax on the importation of the relevant Rig into Brazil (“ICMS”) entitles the Borrower or, as the case may be, the Sponsor to be compensated and reimbursed by the Charterer for any payment by the Borrower or, as the case may be, the Sponsor of ICMS and that accordingly the Charterer agrees to compensate and reimburse the Borrower or, as the case may be, the Sponsor for an amount equal to the total amount of ICMS which has been paid by the Borrower or, as the case may be, the Sponsor to the applicable Brazilian tax authority or (b) confirming that the Charterer will import the relevant Rig itself and be responsible for any payment of ICMS or (c) confirming that the Charterer will be responsible for any payment of ICMS itself notwithstanding the importation of the relevant Rig into Brazil by the Borrower or, as the case may be, the Sponsor or (ii) the Facility Agent has received written confirmation from legal counsel acceptable to it that ICMS will not be imposed and/or applicable to the importation of the relevant Rig into Brazil.

(d)	Evidence satisfactory to the Agents that the Borrower has directed the Charterer to pay all relevant Charter Rate and other relevant Earnings to the relevant Earnings Account.

(e)	Confirmation from the Borrower of the date on which the relevant Rig arrived at the port of, or in sheltered waters offshore of, the City of Macaé-RJ in Brazil, in accordance with clause 2.3 of the relevant Charter and, if such arrival is after the date stipulated in clause 2.2.1 of the relevant Charter, evidence satisfactory to the Lenders setting out the details of any reduction in the relevant Charter Rate incurred or to be incurred or any fine levied or to be levied as a consequence of the late arrival of that Rig and the Sponsor, Parent Sponsor or Constellation will perform any obligations they may have pursuant to clause 4 of the Pre-Completion Guarantee.

(f)	Certificates from the Borrower and the Sponsor confirming that all Authorisations required for the operation of the relevant Rig at the Approved Location have been given, issued, made or acquired together with a copy, certified by the Borrower, of each of the Authorisations required for the operation of the relevant Rig at the Approved Location.

(g)	A certificate from the Borrower confirming that all Authorisations required for the chartering of the relevant Rig to the Charterer have been made or obtained.

(h)	A certificate from the Borrower confirming the exact location of the relevant Rig.

(i)

A certificate from an officer of the Sponsor confirmed by the Technical Adviser (upon receipt by the Technical Adviser of the necessary information provided by the Sponsor) confirming that the total Project Cost on the relevant Completion Date will be greater than or equal to (A) in relation to Rig A, one hundred and sixty per cent. (160%) of the aggregate of the Rig A Principal Advances, and (B) in relation to Rig B, one hundred and eleven per cent. (111%) of the aggregate of the Rig B Principal Advances.

(j)	A certificate from each of the Borrower and the Sponsor confirming that no Force Majeure Event has occurred which is continuing and that the Charterer has not given notice of the occurrence of any event or circumstance giving rise to a right on the part of the Charterer to terminate (i) the relevant Charter pursuant to clause 11.1 of the relevant Charter and/or (ii) the relevant Services Agreement pursuant to clauses 11.1 of the Services Agreement.

(k)	An opinion from each Appraiser as to the market value of the relevant Rig (taking into account the discounted value of all payments of Charter Rate relating to that Rig) such that the average of the two market valuations provided by the Appraisers evidences that (i) the value of, in the case of the Rig B Completion Date, Rig B is equal to or greater than one hundred and ten per cent. (110%) of the Rig B Facility Limit and, (ii) in the case of the Rig A Completion Date, either (A) the value of Rig A is equal to or greater than one hundred and fifty two per cent. (152%) of the Rig A Facility Limit, or (B) the aggregate of the values of Rig A and Rig B is equal to or greater than one hundred and twenty six per cent. (126%) of the aggregate of the Facility Limits.

8	Fees

On the relevant Completion Date, confirmation from the Agents that (a) all fees due to the Arranger or the Agents payable on or during the period up to the relevant Completion Date for the relevant Final Advance and (b) any Commitment Fee due and payable for the period up to the Commitment Fee Date which immediately precedes that date have been paid in full or, as the case may be, that arrangements satisfactory to the Agents for the payment of such fees have been put in place.

9	Representation and Warranties

A certificate from each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that each of the Repeating Representations on the part of or, as the case may be, Continuing Representations relating to, each such party under any Security Document are true and accurate on the relevant Completion Date is and will be true as if given on each such date by reference to the facts and circumstances then existing.

10	No Defaults

A certificate from each Security Party confirming that no Default (other than a Default constituted by any non-compliance with the Financial Covenants) has occurred and is continuing or would result from the relevant Completion Date occurring.

11	Technical Adviser

Receipt by the Agents of the Yard Acceptance Confirmation relating to that Rig.

12	Bareboat Charters

Evidence satisfactory to the Agents that the Borrower has accepted delivery of the relevant Rig on the Charter Date of Acceptance for that Rig under the Bareboat Charter relating to that Rig and that Bareboat Charter is in full force and effect.

Schedule 4

Form of Transfer Certificate

(referred to in clause 15.3)

[Lenders are advised not to employ Transfer Certificates without first ensuring that the transaction complies with all applicable laws and regulations, including the Financial Services Act 1986 and regulations made thereunder.]

To:	[Name of Facility Agent]

[                    ]

Transfer Certificate

This Transfer Certificate relates to the Project Loan Agreement dated [—], 200[7] between, among others, Eiffel Ridge Group C.V. as borrower and ING Bank N.V., as facility agent (the “Agreement”). Words and expressions defined in the Agreement shall have the same meanings in this Transfer Certificate.

1	[Name of Existing Lender] (the “Existing Lender”) confirms the accuracy of the summary of its Commitment and its Contribution set out in the schedule to this Transfer Certificate.

2	Each of the Existing Lender and [Name of Transferee] (the “Transferee”) requests the Facility Agent (on behalf of itself, the Borrower, the Security Parties, the Lenders and the other parties to the Agreement and the Deed of Proceeds and Priorities) to accept this Transfer Certificate as being delivered to the Facility Agent pursuant to and for the purposes of clause 15.3 of the Agreement and clause 15.2 of the Deed of Proceeds and Priorities, so as to take effect in accordance with its terms on [ ] [to be not less than five (5) Banking Days after delivery to the Facility Agent] (the “Effective Date”).

3	With effect from the Effective Date, the Existing Lender transfers to the Transferee absolutely all rights, interests and obligations (present and future, actual and contingent) which the Existing Lender has as a Lender under or by virtue of the Agreement and each of the other Facility Documents to which it is a party in relation to the portion of its Commitments and the portion of its Contributions respectively specified in the schedule to this Transfer Certificate and, by virtue of this Transfer Certificate and clause 15.3 of the Agreement, the Transferor is discharged entirely from the portion of its Commitments specified in the schedule to this Transfer Certificate.

4	The Transferee confirms that:

(a)	it has received a copy of the Agreement and each of the other Facility Documents and all other documentation and information required by it in connection with the transactions contemplated by this Transfer Certificate;

(b)	it has made and will continue to make its own assessment of the legality, validity, effectiveness, adequacy and enforceability of the Agreement, the other Facility Documents and this Transfer Certificate and has not relied and will not rely on any of the Existing Lender, the Arranger, the Facility Agent and the Security Trustee or on any statements made by any of them in that respect;

(c)	it has made and will continue to make its own assessment of the financial condition of the Security Parties and has not relied and will not rely on any of the Existing Lender, the Arranger, the Facility Agent and the Security Trustee or on any statements made by any of them in that respect; and

(d)	accordingly, none of the Existing Lender, the Arranger, the Facility Agent and the Security Trustee shall have any liability or responsibility to the Transferee in respect of any of the foregoing matters.

5	The execution of this Transfer Certificate by the Transferee constitutes its representation and warranty to the Existing Lender and each of the other parties to the Agreement and the Deed of Proceeds and Priorities that it has power to become a party to the Agreement and the Deed of Proceeds and Priorities as a Lender on the terms herein and therein set out and has taken all necessary steps to authorise the execution and delivery of this Transfer Certificate.

6	The Existing Lender makes no representation or warranty and assumes no responsibility or liability with respect to the legality, validity, effectiveness, adequacy or enforceability of any of the Agreement, the other Facility Documents and this Transfer Certificate and assumes no responsibility or liability for the financial condition of the Security Parties or any of them or for the performance by any Security Party of its obligations under the Facility Documents and any and all such representations and warranties, whether express or implied by law or otherwise, are hereby excluded and waived by the Transferee.

7	The Transferee hereby covenants to each of the Existing Lender, the Security Parties and the Facility Agent and each of the other parties to the Agreement and the Deed of Proceeds and Priorities that it will perform in accordance with their terms all obligations which by the respective terms of the Agreement, the Deed of Proceeds and Priorities and this Transfer Certificate will be assumed by it after acceptance (by countersignature) of this Transfer Certificate by the Facility Agent and, if not already a Lender, appoints the Facility Agent to act as its facility agent and the Security Trustee to act as its security trustee as provided in, and in accordance with the provisions of, the Agreement and the Deed of Proceeds and Priorities respectively and agrees to be bound by the terms of each of the Agreement and the Deed of Proceeds and Priorities.

8	The Transferee acknowledges that the Existing Lender has no obligation to repurchase or reacquire all or any of the rights, interests and obligations transferred by virtue of this Transfer Certificate or to indemnify or compensate the Transferee for any losses suffered by the Transferee as a consequence of the transfer effected by virtue of this Transfer Certificate.

9	The Existing Lender:

(a)	warrants to the Transferee and each of the other parties to the Agreement and the Deed of Proceeds and Priorities that it has taken all necessary steps to authorise the execution and delivery of this Transfer Certificate;

(b)	warrants to the Transferee that this Transfer Certificate is binding on the Existing Lender under the laws (i) of England and Wales, (ii) under which the Existing Lender is incorporated, and (iii) of the jurisdiction in which its lending office is located; and

(c)	agrees that it will, at its own expense, execute all and any documents which the Transferee reasonably requests in order to perfect in any Relevant Jurisdiction the Transferee’s title by virtue of this Transfer Certificate or for a similar purpose.

10	By the execution of this Transfer Certificate on their behalf by the Facility Agent and in reliance upon the representations and warranties of the Transferee, the Security Parties, the Facility Agent, the Security Trustee, the Lenders and each of the other parties to the Agreement and the Deed of Proceeds and Priorities:

(a)	accept the Transferee as a party (as a Lender) to the Agreement and the Deed of Proceeds and Priorities with respect to all rights, interests and obligations which by the terms of the Agreement, the Deed of Proceeds and Priorities and this Transfer Certificate will be assumed by the Transferee (including, without limitation, those provisions in relation to pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Facility Agent and the Security Trustee) after acceptance (by countersignature) of this Transfer Certificate by the Facility Agent; and

(b)	expressly agree that all Encumbrances securing the obligations of any Security Party and the obligations and liabilities of the Security Parties under the Facility Documents, are each hereby fully preserved and extended and shall continue in full force and effect notwithstanding this Transfer Certificate and the transfer hereby contemplated.

11	The representations, warranties, confirmations, agreements and covenants of the Transferee in this Transfer Certificate are given to, and for the benefit of, each of the other parties to the Agreement, the Deed of Proceeds and Priorities and the other Facility Documents.

12	This Transfer Certificate is governed by and shall be construed in accordance with the laws of England and Wales.

Note: This Transfer Certificate is not a security, bond, note, debenture, investment or similar instrument. The execution of this Transfer Certificate alone may not transfer a proportionate share of the Existing Lender’s interest in the security constituted by the Facility Documents in the Existing Lender’s or the Transferee’s jurisdiction. It is the responsibility of each individual Lender to ascertain whether any other documents are required to perfect a transfer of such a share in the Existing Lender’s interest in such security in any such jurisdiction and, if so, to seek appropriate advice and arrange for execution of the same.

IN WITNESS WHEREOF this Transfer Certificate has been executed as a Deed and delivered by the parties hereto on the date appearing below.

The Schedule

Dollar Amount of Rig A Contribution	Dollar Amount of Rig B Contribution	Next Interest Payment Date(s)	Rig A Portion novated	Rig B Portion novated
($)	($)		($)	($)

Dollar Amount of Rig A Commitment	Dollar Amount of Rig B Commitment	Next Interest Payment Date(s)	Rig A Portion novated	Rig B Portion novated
($)	($)		($)	($)

Administrative Details of Transferee

Lending office:

Account for payments:

Telephone:

Facsimile:

[Telex:]

Attention:

[Existing Lender]	[Transferee]

By:	By:

Date:	Date:

The Facility Agent
By:

[The Security Trustee
By: ]

on its own behalf

and on behalf of the Borrower, the other Security Parties, the other parties to the Agreement and the

Deed of Proceeds and Priorities

Date:

Schedule 5

Description of the Rigs

	Rig A	Rig B
Name	Gold Star	Lone Star
Type	DSS-38 semi submersible drilling rig	TDS 2000 semi submersible drilling rig
Port of Registration	Panama	Panama
Gross Tonnage	26217	18600
Net Tonnage	7865	5580
Year of Building Year of Conversion	Under construction (Keel Laying: 03 Jul 2007)	Under construction (Keel Laying: 15 Dec 2006)
Designer	Gusto-MSC	Gusto-MSC
Builder	Keppel Fels Limited	SBM Atlantia Offshore Ltd. At GPC Yard, Abu Dhabi
Length overall	103.5 meters	97,54 meters
Breadth moulded	69.5 meters	70,10 meters
Depth moulded	35.5 meters	28.35 meters
Draft Moulded	Operational max 20.50m	Operational 18.30m
Call Sign	3ELK6	3EKU7
Official Number	35861-PEXT	35727-PEXT
Classification Society	American Bureau of Shipping	American Bureau of Shipping
Class	+A1 column stabilised Drilling Unit, + DPS-2 AMS, self propelled	+A1 column stabilised Drilling Unit, + DPS-2 AMS, self propelled

Schedule 6

Schedule of Minimum Repayment Amounts

Number of Application Date	“Rig A Facility” Minimum Repayment Amount ($)	“Rig B Facility” Minimum Repayment Amount ($)
1	7,171,008	16,745,328
2	7,284,221	17,009,694
3	7,399,220	17,278,235
4	7,516,035	17,551,015
5	7,634,695	17,828,102
6	7,755,227	18,109,563
7	7,877,663	18,395,468
8	8,002,032	18,685,886
9	8,128,364	18,980,889
10	8,256,690	19,280,550
11	8,387,043	19,584,942
12	8,519,453	19,894,139
13	8,653,954	20,208,218
14	8,790,578	20,527,255
15	8,929,360	20,851,329
16	9,070,332	21,180,520
17	9,213,530	21,514,907
18	9,358,988	21,854,574
19	9,506,743	22,199,603
20	9,656,831	22,550,079
		plus the Final Payment applicable to the Rig B Facility
21	9,809,288
22	9,964,153
23	10,121,462
24	10,281,254
25	10,443,570
26	10,608,447
27	10,775,928
28	10,946,053
	plus the Final Payment applicable to the Rig A Facility

Schedule 7

Project Documents containing the Guarantee Rights and the Rig Rights

Rig A

1	Rig A Construction Contract.

2	Contract No. DSS38-BC1092: Design & Supply contract for riser system between Rig A Owner and Aker Kvaerner.

3	Contract No. DSS38-IC1093: Design & Supply contract for riser system between Rig A Owner and Aker Kvaerner.

4	Contract No. DS38-IC1091: Design & Supply Contract for handling equipment package between Rig A Owner and Patriot Mechanical Handling Inc.

5	Amendment No.1 to Contract No. DSS38-IC1091: Design & Supply Contract for handling equipment package between Rig A Owner and Patriot Mechanical Handling Inc.

6	Performance Bond for Design & Supply Contract for handling equipment package between Rig A Owner and Patriot Mechanical Handling Inc.

7	Design & Supply Contract for Drilling Equipment Package between Rig A Owner and National Oilwell Varco, L.P.

8	Contract No. DSS38-IC1094: Supply Contract for Blow Out Preventer and Mux Control Package between Rig A Owner and Hydril Company LP.

Rig B

9	Rig B Construction Contract.

10	Contract No.TDS-BC3010: Design & Supply contract for riser system between Rig B Owner and Aker Kvaerner.

11	Contract No. TDS-IC3011: Design & Supply contract for riser system between Rig B Owner and Aker Kvaerner.

12	TDS 2000 Construction Specifications.

13	Amendment No.1 to Contract No. TDS-IC3012 to the Supply Contract for Blow Out Preventer and Mux Control Package between Rig B Owner and Hydril Company LP.

14	Contract No. TDS-IC3012 to the Supply Contract for Blow Out Preventer and Mux Control Package between Rig B Owner and Hydril Company LP.

Schedule 8

Mandatory Costs Formula

1	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank which in either case, are introduced or published after the date of this Agreement.

2	On, or as soon as possible after, the first day of each Interest Period, the Facility Agent shall calculate as a percentage rate the additional cost rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Facility Agent as a weighted average of the Additional Cost Rates of all the affected Lenders (weighted in proportion to the percentage participation of each Lender in the Facility) and will be expressed as a percentage rate per annum.

3	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Facility Agent as its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all facilities made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office. If a Lender fails to notify any Additional Cost Rate pursuant to this paragraph 3, the Facility Agent shall be entitled to assume that no such Additional Cost Rate has been incurred.

4	The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Facility Agent in accordance with the following formula:

E x 0.01	per cent.
300	per annum

The resulting figures will be rounded to four decimal places.

Where:

E.	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Facility Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Facility Agent pursuant to paragraph 6 below and expressed in pounds per £1,000,000.

5	For the purposes of this Schedule:

(a)	“Fees Rules” means the rules on periodic fees contained in the Supervision Manual of the Financial Services Authority’s Handbook of rules and guidance or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(b)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(c)	“Tariff Base” has the meaning give to it in, and will be calculated in accordance with, the Fees Rules.

6	If requested by the Facility Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Facility Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

7	Each Lender shall supply any information required by the Facility Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Facility Agent may reasonably request for such purpose.

8	Each Lender shall promptly notify the Facility Agent of any change to the information provided by it pursuant to paragraph 7 above.

9	The rates of charge of each Reference Bank for the purpose of E above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraphs 6, 7 and 8 above and on the assumption that, unless a Lender notifies the Facility Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits are the same as those of a typical bank from its jurisdiction of incorporation with a facility office in the same jurisdiction as its Facility Office.

10	The Facility Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 6, 7, and 8 above is true and correct in all respects.

11	The Facility Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 6, 7 and 8 above.

12	Any determination by the Facility Agent pursuant to this schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

The Facility Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all Parties any amendments which are required to be made to this schedule to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination will, in the absence of manifest error, be conclusive and binding on all Parties.

Schedule 9

Group Structure Chart

Part A

Antônio de Queiroz Galvão
João Antônio de Queiroz Galvão
Paulo César Viana Galvão
100%
100%
100%
Timbaúba N. 491980 (BVI) 62,22%
Guararapes N. 491849 (BVI) 36,35%
Skycrest N. 493925 (BVI) 1,43%
Constellation Overseas (BVI) N. 1020641
100%
100%
100%
Lone Star Offshore (BVI) N. 1039322
Centaurus Sàrl (Luxembourg)
Gold Star Equities (BVI) N. 1031368
LONE STAR RIG
100%
GOLD STAR RIG
Becrux BV N.34278801 (Holland)
0,0001%
EIFFEL RIDGE GROUP C.V. (HOLLAND)
99,9999%
Mimosa Finance B.V. N. 34279330 (Holland)

Part B

0,004%
Timbaúba Inv. e Part. Ltda.
0,012%
Antônio de Queiroz Galvão
8,886%
Antônio Augusto de Queiroz Galvão
8,886%
Maria Dulce de Queiroz Galvão
8,886%
Maurício José de Queiroz Galvão
8,886%
Fernando de Queiroz Galvão
8,886%
Marcos de Queiroz Galvão
8,886%
Carlos de Queiroz Galvão
8,886%
Roberto de Queiroz Galvão
0,013%
Gaurarapes Investimentos e Participações Ltda.
0,007%
João Antônio de Queiroz Galvão
9,086%
Carmem Lúcia Galvão de S. Leão
9,086%
Ricardo de Queiroz Galvão
9,086%
Suzana de Queiroz Galvão
9,086%
Cristina de Queiroz Galvão Mariz
1,428%
Paulo César Viana Galvão
0,005%
ANTÔNIO DE QUEIROZ GALVÃO
99,99%
QUEIROZ GALVÃO S.A. (Brazil) N. 3330016738-2
0,005%
JOÃO ANTÔNIO DE QUEIROZ GALVÃO
QUEIROZ GALVÃO ÓLEO E GÁS S.A. (Brazil) N. 33300006974

Schedule 10

Project Expenditure Certificate

To:	[Name and address of Facility Agent]

[                    ]

I, [                                        ], being the [President] [Project Manager] [Project Services Manager] [Vice President, Finance and Administration] [Junior Treasurer] [Controller] of Eiffel Ridge Group C.V., certify as follows:

1	Project Cost incurred to date in relation to the Rig [A][B] Project (the “Project”) (a) is in aggregate $[ ]; and (b) which has not previously been included in any Project Expenditure Certificate relating to this Project is $[ ].

2	Attached are invoices or other documentation in respect of such of the Project Cost referred to in paragraph 1(b) above which evidence that the amounts referred to therein either have been paid or are, at the date of this Certificate, due and payable.

3	Attached is an updated Budget for the Project.

4	Attached is a reconciliation of all receipts and withdrawals made to and from the Project Account against the Project Expenditure referred to in paragraph 1.

5	The information set out in this Certificate and the invoices or other documentation attached hereto are, to the best of my knowledge and belief, true and accurate.

Words and expressions defined in the Project Loan Agreement dated 30 June 2007 between, among others, Eiffel Ridge Group C.V. as borrower and ING Bank N.V. as facility agent shall bear the same meanings when used herein.

This Certificate is governed by and shall be construed in accordance with the laws of England and Wales.

for and on behalf of Eiffel Ridge Group C.V.

Schedule 11

Pro Forma Budget

Date	[—]

All Amounts in million of US$	Contracts signed	Initial Budget 22/11/2006	Last Budget 22/11/2006	Current Budget	Cost Overrun	Contracted Delivery Date		Anticipated Completion Date
SBM Contract	[Date]	355			0	[	]	[	]
BOP package contract	[Date]	27.7			0	[	]	[	]
Riser + Buoyancy contract	[Date]	33			0	[	]	[	]
[Other Material Contracts]	[Date]	24.1			0	[	]	[	]
Contingency	[Date]	8.2			0	[	]	[	]
Transportation cost of Rig from Yard to Brazil	[Date]	12			0	[	]	[	]*

Total		460	0	0	0

*	Anticipated start up date of operations

Received Liquidated Damages Payments		Mobilisation Fee		Construction Interest drawn under Facility
Paid Charter Compensation		Mobilisation Cost		Construction Interest incurred on Project		TO BE UPDATED EACH TIME
(Shortfall) Liquidated Damages / Charter Compensation	0	(Shortfall) Mobilisation Fee	0	(Shortfall) Construction Interest	0
Cost Overrun	0		0		0

				Total Cost Overrun	0

Initial Milesstone Payments Schedule	Total Project	SBM Contract	BOP package contract	Riser + Buoyancy contract	[Other Material Contracts]	Transportation cost of Rig from Yard to Brazil
3rd Quarter 2006
4th Quarter 2006
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009

Current Milesstone Payments Schedule	Total Project	SBM Contract	BOP package contract	Riser + Buoyancy contract	[Other Material Contracts]	Transportation cost of Rig from Yard to Brazil
3rd Quarter 2006
4th Quarter 2006
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009

Date	[—]

All Amounts in million of US$	Contracts signed		Initial Budget 22/11/2006	Last Budget 22/11/2006	Current Budget	Cost Overrun	Contracted Completion Date		Anticipated Completion Date
Keppel contract	[Date	]	267.5	267.5		0	[	]	[	]
Drilling package contract (NOV)	[Date	]	66.5	66.5		0	[	]	[	]
BOP package contract	[Date	]	27.9	27.9		0	[	]	[	]
Riser + Buoyancy contract	[Date	]	30	30		0	[	]	[	]
Handling Equipments contract	[Date	]	8.8	8.8		0	[	]	[	]
[Other Material Contracts]	[Date	]	32.4	32.4		0	[	]	[	]
Contingency	[Date	]	15.7	15.7		0	[	]	[	]
Transportation cost of Rig from			12
Yard to Brazil	[Date	]		12		0	[	]	[	]*

Total			460.8	460.8	0	0

*	Anticipated start up date of operations

Received Liquidated Damages Payments to date		Mobilisation Fee to date		Construction Interest drawn under Facility to date		TO BE UPDATED EACH TIME
Paid Charter Compensation to date		Mobilisation Cost to date		Construction Interest incurred on Project to date
(Shortfall) Liquidated Damages / Charter Compensation	0	(Shortfall) Mobilisation Fee	0	(Shortfall) Construction Interest	0
Cost Overrun	0		0		0

				Total Cost Overrun	0

Initial Milesstone Payments Schedule	Total Project	Keppel contract	Drilling package contract (NOV)	BOP package contract	Riser + Buoyancy contract	Handling Equipments contract	[Other Material Contracts]	Transportation cost of Rig from Yard to Brazil
3rd Quarter 2006
4th Quarter 2006
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009

Current Milesstone Payments Schedule	Total Project	Keppel contract	Drilling package contract (NOV)	BOP package contract	Riser + Buoyancy contract	Handling Equipments contract	[Other Material Contracts]	Transportation cost of Rig from Yard to Brazil
3rd Quarter 2006
4th Quarter 2006
1st Quarter 2007
2nd Quarter 2007
3rd Quarter 2007
4th Quarter 2007
1st Quarter 2008
2nd Quarter 2008
3rd Quarter 2008
4th Quarter 2008
1st Quarter 2009
2nd Quarter 2009
3rd Quarter 2009
4th Quarter 2009

PROJECT LOAN AGREEMENT

Borrower

EXECUTED as a DEED	)
for and on behalf of	)
EIFFEL RIDGE GROUP C.V.	)
by	) /s/ Tatiana Fioratti
its duly authorised attorney-in-fact	)
in the presence of:	)
/s/ M. Healy

Arranger

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Jeroen Dicker
its duly authorised attorney-in-fact	)
in the presence of:	)
/s/ M. Healy

Facility Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Jeroen Dicker
its duly authorised attorney-in-fact	)
in the presence of:	)
/s/ M. Healy

Security Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK NEDERLAND N.V.	)
by	) /s/ Jeroen Dicker
its duly authorised attorney-in-fact	)
in the presence of:	)
/s/ M. Healy

Lenders

EXECUTED as a DEED	)
for and on behalf of	)
MIMOSA FINANCE B.V.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of:	)
/s/ M. Healy

EXHIBIT 10.9

EXECUTION VERSION

Dated 30 July 2007

MIMOSA FINANCE C.V.	(1)
as Borrower

The Banks and Financial Institutions named herein	(2)
as Banks

ING BANK N.V.	(3)
as Bank Agent

and

ING BANK N.V.	(4)
as Bank Trustee

BANK LOAN AGREEMENT

in respect of a Loan Facility of

up to US$810,167,850

Contents

Clause		Page

1	Purpose and definitions	1

2	The facility	22

3	Conditions	23

4	Advances	28

5	Interest and Interest Periods; alternative interest rates	30

6	Reduction, prepayment	33

7	Fees and expenses	36

8	Payments and Taxes; accounts and calculations	37

9	Representations and warranties	41

10	Covenants and Undertakings	45

11	Events of Default	50

12	Indemnities	53

13	Unlawfulness and increased costs; mitigation	55

14	Set-off and pro rata payments	59

15	Assignment, substitution and lending offices	60

16	Bank Agent, Bank Trustee and Reference Banks	63

17	Notices	72

18	Miscellaneous	72

19	Limited Recourse	73

20	Governing law and jurisdiction	74

Schedule 1 The Banks and their Commitments		75

Schedule 2 Form of Drawdown Notice for Principal Advances/Intercompany Interest Advances/Swap Advances		77

Schedule 3 Conditions Precedent		78

Schedule 4 Form of Transfer Certificate		83

Schedule 5 Schedule of Minimum Repayment Amounts		87

Schedule 6 Mandatory Costs Formula		88

THIS AGREEMENT is dated 30 July 2007, and made BETWEEN:

(1)	MIMOSA FINANCE C.V., a limited liability partnership formed under the laws of The Netherlands, with its registered office at Bijlmerplein 888, P.O. Box 1800, 1000 BV, Amsterdam, The Netherlands and represented by Stichting Mimosa Finance, its managing partner, as borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS whose names and addresses are set out in schedule 1, as banks;

(3)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands as bank agent; and

(4)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Agreement through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands as bank trustee.

IT IS AGREED as follows:

1	Purpose and definitions

1.1	Purpose

1.1.1	This Agreement sets out the terms and conditions upon and subject to which the Banks agree, according to their several obligations, to make available to the Borrower a loan facility of up to eight hundred and ten million one hundred and sixty seven thousand eight hundred and fifty Dollars ($810,167,850) to be used for the sole purpose of financing investments in preference shares in Mimosa;

1.1.2	by the Mimosa Shareholder Agreement, the Borrower has agreed to invest certain amounts in preference shares of Mimosa;

1.1.3	no Bank Beneficiary is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means ING Bank N.V. acting for this purpose through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands;

“Account Pledges” means the Funding CV Account Pledge and the Mimosa Account Pledge;

“Accounting Principles” means, in relation to any person other than the Borrower, generally accepted accounting principles in Brazil and, in relation to the Borrower generally accepted accounting principles in The Netherlands;

“Accounting Reference Date” means 31 December;

“Accounts” means the Funding Account, the Revenue Account, the Payment Account and the Receivables Account;

“Accounts Repledge” means the Dutch deed of pledge (“eerst pandrecht”) in relation to the Security Trustee’s rights, benefit and interest in and to the Project Loan Accounts in the Agreed Form, executed or, as the context may require, to be executed by the Account Bank, the Security Trustee, the Rig Owners and the Project Borrower in favour of the Bank Trustee as pledgee;

1

“Additional Cost Rate” has the meaning given to it in schedule 6;

“Advance” means in relation to the A Facility, the Facility A Principal Advances, the Facility A Intercompany Interest Advance, the Facility A Swap Advances and the Facility A Interest Advances, and in relation to the B Facility, the Facility B Principal Advances, the Facility B Intercompany Interest Advance, the Facility B Swap Advances and the Facility B Interest Advances (each an “Advance”);

“A Facility” means the loan facility available to the Borrower referred to in clause 2.1.1(a) up to the A Facility Limit;

“A Facility Limit” means an amount of three hundred and thirty-two million thirty six thousand and four Dollars ($332,036,004) as the same may be reduced in accordance with any provision of this Agreement;

“AFS” means the Act on the Financial Supervision (wet op het financieel toezicht);

“Agent” means either the Bank Agent or the Bank Trustee as applicable (together the “Agents”);

“Agreed Form” in relation to any document, means that document in form, substance and terms approved in writing by the Bank Agent (acting on the instructions of the Banks) or otherwise in accordance with any such other approval procedure detailed in any relevant provision of this Agreement and any Facility Document;

“Allocation Period” means, in respect of a Facility, (i) the period commencing on the Initial Charter Hire Date relating to the Rig relating to that Facility and ending on the first Application Date relating to that Facility, and (ii) each subsequent period commencing on the last day of the previous Allocation Period relating to that Facility and ending on the next following Application Date relating to that Facility;

“Application Dates” means, in relation to a Facility (i) the Quarter Date falling at the end of the first full Quarter Period following the Charter Date of Acceptance of the Rig related to that Facility, (ii) each Quarter Date (in each case subject to clause 8.3) falling subsequently to the Quarter Date referred to in paragraph (i) above within the Security Period and (iii) the Final Maturity Date of that Facility, and “Application Date” means any of them;

“Assigned Account Documents” means, in relation to any Account, all certificates of deposit, deposit receipts and other instruments and securities relating to that Account, and the Assigned Monies in relation to that Account or any of them, and means together all certificates of deposit, deposit receipts and other instruments and securities relating to each of the Accounts and all of the Assigned Monies;

“Assigned Monies” means, in relation to any Account, all monies from time to time credited to, and for the time being standing to the credit of, that Account and all interest and other amounts from time to time payable in respect of, or accruing to, that Account, and means together all monies from time to time credited to, and for the time being standing to the credit of, each of the Accounts;

“Assigned Property” means, in relation to any Security Party, all of that Security Party’s rights, title, interest and benefit (present and future, actual and contingent), in and to any of the Collateral including that Security Party’s rights to receive monies and make claims for damages, and any termination rights of that Security Party, in, to, under and pursuant to:

any Account in which that Security Party has an interest;

any Assigned Monies in relation to any Account pledged by that Security Party;

the Assigned Account Documents relating to that Account;

2

“Authorisation” means, when required by applicable law or contract in relation to any Assigned Property or a party to the Transaction Documents or otherwise required by the terms of, or to ensure the validity, enforceability or effectiveness of, any of the Transaction Documents, an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration;

“Availability Period” means in relation to the A Facility, the Facility A Availability Period and in relation to the B Facility, the Facility B Availability Period;

“Bank Agent” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands or such other person as may be appointed agent for the Banks pursuant to clause 16.15.1 (Retirement of Agents), and includes its successors in title;

“Bank Beneficiaries” means together the Bank Agent, the Bank Trustee and the Banks and “Bank Beneficiary” means any of them;

“Banking Day” means a day (other than Saturday or Sunday) on which banks are open for normal banking business in London, New York City, Amsterdam and Rio de Janeiro;

“Banks” means together:

(a)	as of the date of this Agreement, the banks and financial institutions listed in schedule 1;

(b)	any Transferee of any of the banks and financial institutions referred to in (a) above (in accordance with clause 15.3 (Transfer); and

(c)	any Transferee of any such Transferee referred to in (b) above,

and in each case includes their successors in title;

“Bank Security Assignment” means the security assignment made between the Lenders, the Facility Agent, the Security Trustee and the Bank Trustee whereby the Lenders assign to the Bank Trustee (acting as trustee for and on behalf of the Banks) all of the Lenders’ rights, title and interest under the Project Facility Documents and all proceeds thereof;

“Bank Trustee” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands in its capacity as security trustee for the purposes of the Facility Documents or such other person as may be appointed security trustee pursuant to clause 16.15.2, and includes its successors in title;

“Bareboat Charters” has the meaning given to that term in the Project Loan Agreement;

“Becrux” means Becrux B.V., a company incorporated under the laws of The Netherlands with company number 34278801 and with its registered office at Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, P.O. Box 75215, 1070AE Amsterdam, The Netherlands;

“B Facility” means the loan facility available to the Borrower referred to in clause 2.2.1(b) up to the B Facility Limit;

“B Facility Limit” means an amount of four hundred and seventy-eight million, one hundred and thirty one thousand eight hundred and forty six Dollars ($478,131,846) as the same may be reduced in accordance with any provision of this Agreement;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired (but not ordinary trade credit), (vi) finance leases and hire purchase contracts, (vii) Derivatives Contracts, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or raising of money or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

3

“Borrower” means Mimosa Finance C.V., a limited partnership organised under the laws of the Netherlands represented by Stichting Mimosa Finance and having its registered office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands;

“Borrower Partnership Agreement” means the deed of limited partnership of the Borrower dated 11 July 2007 between Limited Partner and Stichting;

“Break Costs” means the amount (if any) by which:

(a)	the interest which a Bank should have received for the period from the date of receipt of all or any part of its participation in an Advance or Loan to the last day of the current Interest Period in respect of that Advance or Loan, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Bank would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the London Interbank Market for a period starting on the Banking Day following receipt or recovery and ending on the last day of the current Interest Period.

“BVI Companies” means Timbauba, Guararapes and Skycrest, and “BVI Company” means any of them;

“Centaurus” means Centaurus S.à.r.l, a company incorporated under the laws of Luxembourg with its registered office at 1, allée Scheffer, L-2520, Luxembourg;

“Charter Date of Acceptance” has the meaning given to that term in the Project Loan Agreement;

“Charterer” means Petroléo Brasileiro S.A. - Petrobras, a mixed capital company incorporated under the laws of Brazil with its head office at Avenida Republica do Chile - 65, City of Rio de Janeiro, State of Rio de Janeiro, Federal Republic of Brazil;

“Closing” means the time at which the first First Advance is made;

“Closing Date” means the date on which Closing occurs;

“Collateral” means any and all assets over or in respect of which any Encumbrance is created or expressed to be created by any Security Party in favour of the Bank Beneficiaries or any of them;

“Collateral Instruments” means notes, bills of exchange, certificates of deposit and other negotiable and non-negotiable instruments, guarantees, indemnities and other assurances against financial loss and any other documents or instruments which contain or evidence an obligation (with or without security) to pay, discharge or be responsible directly or indirectly for any indebtedness or liabilities of any person and includes any documents or instruments creating or evidencing an Encumbrance;

“Commitment” means in relation to any Bank and the A Facility, the Facility A Commitment and, in relation to any Bank and the B Facility, the Facility B Commitment;

“Commitment Fee” means the commitment commission payable by the Borrower pursuant to clause 7.1;

“Commitment Fee Date” subject always to clause 8.3, means, in relation to a Facility, each of (a) the first Quarter Date after the date of this Agreement, (b) each Quarter Date thereafter during the Availability Period relating to that Facility, and (c) the last day of the Availability Period relating to that Facility;

4

“Completion Date” has the meaning given to that term in the Project Loan Agreement;

“Constellation” means Constellation Overseas Ltd., a company organised under the laws of the British Virgin Islands, with company number 1020641, and with its registered office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Constitutive Documents” in relation to any English company, means that company’s certificate of incorporation and memorandum and articles of association or, in relation to an English partnership, the partnership deed governing the internal management and constitution of that partnership and, in relation to any overseas incorporated body or, as the case may be, an overseas partnership or other unincorporated entity, means the documents having equivalent status and effect in the relevant jurisdiction in each case;

“Contribution” means in relation to a Bank and a Loan, the principal amount of that Loan owing to that Bank at any relevant time;

“Co-ordination Deed” means the deed of co-ordination in the Agreed Form entered into or, as the context may require to be entered into between the Banks, the Bank Trustee, the Bank Agent, Mimosa Finance C.V., Centaurus, Becrux, Mimosa, the Project Borrower, each of the Rig Owners, the Security Trustee, the Facility Agent and the Account Bank and referring to this Agreement and the Project Loan Agreement;

“Deed of Proceeds and Priorities” has the meaning given to that term in the Project Loan Agreement;

“Default” means any Event of Default or any event or circumstance which is, with the giving of a notice by the Bank Agent and/or the expiry of the relevant period and/or the fulfilment of any other condition (in each case as specified in clause 11.1), likely in the opinion of the Bank Agent (acting in accordance with the instructions of the Majority Banks, acting reasonably) to become an Event of Default;

“Default Rate” means the interest rate specified in clause 5.3.2 or, as the case may be, clause 5.3.3;

“Derivatives Contract” means a contract, agreement or transaction which is:

(a)	a rate swap, basis swap, commodity swap, forward rate transaction, commodity option, equity (or equity or other index) swap or option, bond option, interest rate option, foreign exchange transaction, cap, collar or floor, currency swap, currency option or any other similar transaction; and/or

(b)	any combination of such transactions,

in each case, whether on-exchange or otherwise;

“Determination Notice” shall have the meaning given to that term in clause 5.6.1;

“Dollars” and “$” mean the lawful currency of the United States of America and in respect of all payments to be made under this Agreement and the other Transaction Documents in Dollars mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, the date, being a Banking Day within the Availability Period relating to that Advance or, as the case may be, the Facility of which that Advance is a part, on which that Advance is, or is to be, drawn down or made (or deemed to be drawn down or made) pursuant to clause 4 (Advances);

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“Drawdown Notice” means a notice in the form or substantially in the form of schedule 2, duly completed with particulars of the relevant Principal Advance, Swap Advance or, as the case may be, the relevant Intercompany Interest Advance;

“Dutch Security Pledge” means the Netherlands law pledge agreement between the Lenders and the Bank Trustee whereby the Lenders pledge to the Bank Trustee all of the Lenders’ rights, title and interest under the Project Facility Documents and all proceeds thereof;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment by way of security, trust arrangement for the purpose of providing security or other security interest of any kind securing any obligation of any person or any other arrangement having the effect of conferring rights of retention or set-off (but excluding any right of set-off arising in favour of a banker prior to such right becoming exercisable) or other disposal rights over an asset (including without limitation title transfer and/or retention arrangements having a similar effect) and includes any agreement to create any of the foregoing but does not include liens arising in the ordinary course of trading by operation of law and not by way of contract;

“Environment” means all or any of the following media: air (including air within buildings or other structures and whether below or above ground); land (including buildings and any other structures or erections in, on or under it and any soil and anything below the surface of the land); land covered with water; and water (including sea, ground and surface water and any living organism supported by such media);

“Environmental Claim” means any claim, notice, prosecution, demand, action, official warning, abatement or other order (conditional or otherwise) relating to Environmental Matters or in response to a Spill or any notification or order requiring compliance with the terms of any Environmental Licence or Environmental Law;

“Environmental Law” includes all or any applicable law, statute, rule, regulation, treaty, by-law, code of practice, order, notice, demand, decision of the courts or of any governmental authority or agency or any other regulatory or other body in any jurisdiction relating to Environmental Matters, or relating to any environmental, social, labour, health and safety or security risks of the type contemplated by the Performance Standards;

“Environmental Licence” includes any applicable permit, licence, authorisation, consent or other approval required at any time by any Environmental Law;

“Environmental Matters” includes (a) the generation, deposit, disposal, keeping, treatment, transportation, transmission, handling, importation, exportation, processing, collection, sorting, presence or manufacture of any waste (as defined in the Environmental Protection Act 1990) of any Relevant Substance; (b) nuisance, noise, defective premises, health and safety at work or elsewhere; and (c) the pollution, conservation or protection of the Environment (both natural and built) or of man or any living organisms supported by the Environment or any other matter whatsoever affecting the Environment or any part of it;

“Euro” and “€” means the lawful currency of the Euro Zone;

“Euro Zone” means the territory under the control of the following states: Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and any other state that at any time adopts the Euro as its official currency;

“Event of Default” means any of the events or circumstances described in clause 11.1 (Events of Default);

“Exchange Rate” means, as the context requires:

(a)	in relation to any amount which is to be converted into, or out of, Dollars on any date, the spot rate of exchange at which the Bank Agent could in the ordinary course of business purchase or, as the case may be, sell Dollars with or, as the case may be, for that amount in the London foreign exchange market at or about 11.00 a.m. on that date for delivery two (2) Banking Days after that date; or

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(b)	in relation to any amount which is to be converted into, or out of, Euros on any date, the European Central Bank spot rate of exchange for the purchase or, as the case may be, sale of Euros with, or for, that amount as fixed by the European Central Bank at, or about, 14:15 on the date which is one (1) Banking Day prior to the date on which the rate is to be set;

“Expenses” means:

(a)	all Losses suffered, incurred or paid by any Bank Beneficiary or any Insolvency Official after notice thereof to the Borrower or at any time an Event of Default has occurred and is continuing in connection with the exercise of the rights, remedies and powers granted by, referred to in, or otherwise contemplated by the Facility Documents; and

(b)	interest on those Losses at the Default Rate, from the date of demand by the relevant Bank Beneficiary or Insolvency Official to the date of payment (after as well as before judgment);

“Facility” means the A Facility and the B Facility, and “Facilities” means either of them;

“Facility A Advances” means Facility A Principal Advances, Facility A Interest Advances, Facility A Swap Advances and the Facility A Intercompany Interest Advances;

“Facility A Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on the earliest to occur of:

(a)	in the case of the A Facility:

(i)	31 December, 2010;

(ii)	the date falling ninety (90) days after the Rig A Charter Date of Acceptance;

(iii)	the Rig A Completion Date;

(b)	in the case of the Facility A Intercompany Principal Advance and the Facility A Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of the Facility A Interest Advance and any Facility A Swap Advance, the Initial Charter Hire Date relating to Rig A,

unless extended in writing by the Bank Agent (with consent of all Banks) pursuant to clause 16.13.2;

“Facility A Commitment” means in relation to a Bank and at any relevant time the amount set out opposite its name in column “A Facility” of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced, in each case, by any relevant term of this Agreement;

“Facility A Final Maturity Date” means the date falling seven (7) years after the earlier of (a) the Rig A Charter Date of Acceptance and (b) the last day of the Facility A Availability Period;

“Facility A First Advance” means the first Facility A Principal Advance drawn down or to be drawn down by the Borrower after the date of this Agreement in accordance with clauses 3 and 4;

“Facility Agent” means ING Bank N.V. of Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands or such other person as may be appointed agent for the Lenders pursuant to clause 16.15.1 (Retirement of Agents) of the Project Loan Agreement, and includes its successors in title;

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“Facility A Hedging Agreements” has the meaning given to the term “Rig A Hedging Agreements” in the Project Loan Agreement;

“Facility A Intercompany Interest Advance” means the Advance, up to a maximum amount of eight million Dollars ($8,000,000), as permitted in accordance with and made pursuant to clause 4.1 as an Intercompany Interest Advance and as part of the A Facility;

“Facility A Intercompany Principal Advance” means the Facility A Principal Advance drawn down or to be drawn down by the Borrower on or after the Intercompany Loan Repayment Date of the Intercompany Loan made to the Rig A Owner referred to in clause 4.1.2(a);

“Facility A Interest Advance” means each advance in respect of interest and/or Commitment Fee made to the Borrower in respect of and as part of the A Facility, as permitted in accordance with, and deemed made pursuant to, clause 4.2;

“Facility A Interest Facility Limit” means an amount of forty four million, five hundred and thirty six thousand and four Dollars ($44,536,004), as the same may be reduced in accordance with any provision of this Agreement;

“Facility A Loan” at any time, means the aggregate of the Advances drawn down or made or deemed to be drawn down or made under the A Facility which remain outstanding at that time;

“Facility A Margin Reduction Date” has the meaning given to the term “Rig A Margin Reduction Date” in the Project Loan Agreement;

“Facility A Principal Advance” means each Advance made under the A Facility, other than a Facility A Interest Advance, a Facility A Swap Advance and the Facility A Intercompany Interest Advance;

“Facility A Principal Facility Limit” means an amount of two hundred and eighty seven million and five hundred thousand Dollars ($287,500,000), as the same may be reduced pursuant to any provision of this Agreement;

“Facility A Subsequent Advance” means any Facility A Principal Advance drawn down or to be drawn down by the Borrower after the Drawdown Date for the Facility A First Advance in accordance with clauses 3 and 4 (and includes the Facility A Intercompany Principal Advance);

“Facility A Swap Advance” means each Facility A Advance corresponding to a Swap Payment under the Facility A Hedging Agreements permitted in accordance with, and made pursuant to, clause 4.1 as a Facility A Swap Advance and as part of the A Facility;

“Facility A Total Commitments” means at any relevant time the total of the Facility A Commitments of all the Banks at such time;

“Facility B Advances” means Facility B Principal Advances, Facility B Interest Advances, Facility B Swap Advances and the Facility B Intercompany Interest Advances;

“Facility B Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on the earliest to occur of:

(a)	in the case of the B Facility:

(i)	31 December, 2009;

(ii)	the date falling ninety (90) Banking Days after the Rig B Charter Date of Acceptance;

(iii)	the Rig B Completion Date;

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(b)	in the case of the Facility B Intercompany Principal Advance and the Facility B Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of any Facility B Interest Advance and any Facility B Swap Advance, the Initial Charter Hire Date relating to Rig B,

unless extended in writing by the Bank Agent (with consent of all Banks) pursuant to clause 16.13.2;

“Facility B Commitment” means in relation to a Bank at any relevant time the amount set out opposite its name in column “Facility B” of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced, in each case, by any relevant term of this Agreement;

“Facility B Final Maturity Date” means the date falling five (5) years after the earlier of (a) the Rig B Charter Date of Acceptance and (b) the last day of the Facility B Availability Period;

“Facility B First Advance” means the first Facility B Principal Advance drawn down or to be drawn down by the Borrower after the date of this Agreement in accordance with clauses 3 and 4;

“Facility B Hedging Agreements” has the meaning given to the term “Rig B Hedging Agreements” in the Project Loan Agreement;

“Facility B Intercompany Interest Advance” means the Advance, up to a maximum amount of eight million Dollars ($8,000,000), as permitted in accordance with and made pursuant to clause 4.1 as an Intercompany Interest Advance and as part of the B Facility;

“Facility B Intercompany Principal Advance” means the Facility B Principal Advance drawn down or to be drawn down by the Borrower on or after the Intercompany Loan Repayment Date of the Intercompany Loan made to the Rig B Owner referred to in clause 4.1.2(b);

“Facility B Interest Advance” means each advance in respect of interest and/or Commitment Fee made to the Borrower in respect of and as part of the B Facility, as permitted in accordance with, and deemed made pursuant to, clause 4.2;

“Facility B Interest Facility Limit” means an amount of sixty four million, one hundred and thirty one thousand eight hundred and forty six Dollars ($64,131,846), as the same may be reduced in accordance with any provision of this Agreement;

“Facility B Loan” at any time, means the aggregate of the Advances drawn down or made or deemed to be drawn down or made under the B Facility which remain outstanding at that time;

“Facility B Margin Reduction Date” has the meaning given to the term “Rig B Margin Reduction Date” in the Project Loan Agreement;

“Facility B Principal Advance” means each Advance made under the B Facility, other than a Facility B Interest Advance, Facility B Swap Advance and the Facility B Intercompany Interest Advance;

“Facility B Principal Facility Limit” means an amount of four hundred and fourteen million Dollars ($414,000,000), as the same may be reduced pursuant to any provision of this Agreement;

“Facility B Subsequent Advance” means any Facility B Principal Advance drawn down or to be drawn down by the Borrower after the Drawdown Date for the Facility B First Advance in accordance with clauses 3 and 4 (and includes the Facility B Intercompany Principal Advance);

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“Facility B Swap Advance” means each Facility B Advance corresponding to a Swap Payment under the Facility B Hedging Agreements permitted in accordance with, and made pursuant to, clause 4.1 as a Facility B Swap Advance as part of the B Facility;

“Facility B Total Commitments” means at any relevant time the total of the Facility B Commitments of all the Banks at such time;

“Facility Documents” means this Agreement, the IFC Agreement and the Security Documents;

“Facility Limit” means in relation to the A Facility, the A Facility Limit, and in relation to the B Facility, the B Facility Limit;

“Facility Obligations” means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower, to, or in favour of, the Bank Beneficiaries (or any of them), under, or pursuant to this Agreement and the other Facility Documents, disregarding for this purpose the provisions of clause 19 (and any analogous provision of any other Facility Document);

“Facility Office” means the office or offices notified by a Bank to the Bank Agent in writing on or before the date it becomes a Bank (or, following that date, by not less than five (5) Banking Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement;

“Final Maturity Date” means, in relation to the A Facility, the Facility A Final Maturity Date and, in relation to the B Facility, the Facility B Final Maturity Date and “Final Maturity Date” means either of them;

“Final Payment” means, in relation to a Facility or a Loan, seventy five million Dollars ($75,000,000), as that amount may have been reduced by any term of the Facility Documents;

“First Advance” means in relation to the A Facility, the Facility A First Advance and in relation to the B Facility, the Facility B First Advance;

“First Option Agreement” means the put and call option agreement dated on or about the date hereof and made between Mimosa and Mimosa Finance C.V. in the Agreed Form;

“Funding Account” means the interest bearing Dollar account of the Borrower opened or, as the context may require, to be opened by the Borrower with the Account Bank, designated “Funding Account”, with account number 02 00 34 717 and includes any redesignation and sub-accounts thereof;

“Funding CV Account Pledge” means the Dutch deed of pledge (“eerst pandrecht”) in relation to the Funding Account and Revenue Account in the Agreed Form, executed or, as the context may require, to be executed by the Account Bank and the Borrower in favour of the Bank Trustee as pledgee;

“Government Entity” means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant;

“Group” means the Parent Sponsor, the Sponsor, Constellation, Centaurus, Becrux, each of the Rig Owners, the Project Borrower and the BVI Companies;

“Guararapes” means Guararapes International Limited, a company incorporated under the laws of the British Virgin Islands with company number 491849 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

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“Holding Company” means any holding company within the meaning of section 736 Companies Act 1985;

“IFC” means International Finance Corporation, an international organisation established by the Articles of Agreement among its member countries with its address at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, United States of America;

“IFC Agreement” means the agreement entered into or to be entered into between the Sponsor, Constellation and IFC referring to the Rigs and this Agreement;

“Incapacity” means, in relation to any person, any Insolvency Event, amalgamation, reconstruction or other incapacity of that person whatsoever (and, in the case of a partnership, includes the termination or change in the composition of that partnership);

“Indebtedness” means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

“Indemnified Persons” shall have the meaning given to that term in clause 12.3 (General operating indemnity);

“Information Memorandum” has the meaning given to that term in the Project Loan Agreement;

“Initial Charter Hire Date” has the meaning given to that term in the Project Loan Agreement;

“Insolvency Event” means, in relation to any person, the occurrence of any of the following events:

(a)	Insolvency: that person is unable to pay its debts as they fall due or admits its inability to pay its debts as they mature or suspends or threatens to suspend making payment of all or a substantial part of its Indebtedness or makes a general assignment for the benefit of creditors or is subject to or applies for winding-up or liquidation proceedings or is successfully put into forced or voluntary liquidation (except for the purposes of a voluntary reorganisation not involving the insolvency of that person and previously agreed in writing by the Bank Agent acting in accordance with the instructions of the Majority Banks); or

(b)	Winding up: any order is made, petition is presented, resolution is passed or other act or action is taken for the winding-up, liquidation, administration or other formal insolvency of that person under any applicable law, whether now or hereafter in effect (save where the petition presented is frivolous or vexatious and is dismissed within a period of twenty two (22) Banking Days);

(c)	Appointment of receivers and managers: any administrative or other receiver is appointed of that person or any substantial part of its assets or any other steps (except for any frivolous or vexatious steps which are dismissed within a period of twenty two (22) Banking Days) are taken to enforce any Encumbrance over all or any material part of the assets of that person;

(d)	Seizure: all or a substantial part of the assets of that person are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity;

(e)	Analogous proceedings: there occurs, in relation to that person in any jurisdiction, any event which corresponds with, or has an effect equivalent or similar to, any of the events mentioned in the foregoing paragraphs;

“Insolvency Official” in respect of any person, means any liquidator, receiver, administrator and/or manager or administrative receiver, trustee or similar officer appointed in respect of that person, whether appointed by a creditor, pursuant to any statute, by a court or other tribunal or otherwise, for the purpose of recovering, realising, distributing or disposing of any of the assets or undertaking of that person;

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“Intercompany Interest Advances” means the Facility A Intercompany Interest Advance and the Facility B Intercompany Interest Advance and “Intercompany Interest Advance” means either of them;

“Intercompany Loan” has the meaning given to that term in the Project Loan Agreement;

“Intercompany Loan Repayment Date” has the meaning given to that term in the Project Loan Agreement;

“Intercompany Principal Advances” means the Facility A Intercompany Principal Advance and the Facility B Intercompany Principal Advance, and “Intercompany Principal Advance” means either of them;

“Interest Advance” means, in relation to the A Facility, each and any Facility A Interest Advance and, in relation to the B Facility, each and any Facility B Interest Advance;

“Interest Facility Limits” means the Facility A Interest Facility Limit and the Facility B Interest Facility Limit and “Interest Facility Limit” means either of them;

“Interest Payment Date” means the last day of an Interest Period;

“Interest Period” in relation to any Advance or a Loan, means each period for the calculation of interest in respect of that Advance or that Loan ascertained in accordance with clause 5.2;

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors; and

(b)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any of the legal opinions provided pursuant to clause 3;

“Lenders” means together:

(a)	as of the date of this Agreement, the companies and entities listed in schedule 1 of the Project Loan Agreement;

(b)	any Transferee of any of the companies and entities referred to in (a) above (in accordance with clause 15.3 (Transfer) of the Project Loan Agreement); and

(c)	any Transferee of any such Transferee referred to in (b) above,

and in each case includes their successors in title;

“LIBOR” means, in relation to a particular period:

(a)	the offered rate for deposits of the relevant currency for a period approximately equivalent to such a period at or about 11.00 a.m. (London time) on the second Quotation Day before the first day of such period as displayed on Reuters page LIBOR01 (British Bankers’ Association Interest Settlement Rates) (or such other page as may replace such page LIBOR01 on such system or on any other system of the information vendor for the time being designated by the British Bankers’ Association to calculate the British Bankers’ Association Interest Settlement Rate (as defined in the British Bankers’ Association Recommended Terms and Conditions dated August, 1985)); or

(b)

if on such date no such rate as is mentioned in paragraph (a) above is displayed, LIBOR for such period shall be the arithmetic mean (expressed as a percentage rounded upwards, if necessary, to five decimal places) of the rates respectively quoted to the Bank Agent by each of the Reference Banks at the request of the Bank Agent (or, if not all the

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Reference Banks provide a quotation when requested, the arithmetic mean of the rates which are quoted) as such Reference Bank’s offered rate for deposits of the relevant currency in an amount approximately equal to the amount in respect of which LIBOR is to be determined for a period approximately equivalent to such period to prime banks in the London Interbank Market at or about 11.00 a.m. (London time) on the second Quotation Day before the first day of such period;

“Limited Partner” means ING Bank N.V. of Amstelveen 500, 1081 KL, Amsterdam, The Netherlands;

“Loans” at any time, means the Facility A Loan at that time and the Facility B Loan at that time, and “Loan” means either of them;

“Losses” means all losses, liabilities, costs, charges, expenses, damages and outgoings of whatsoever nature (including without limitation, Taxes (but excluding taxes levied on the overall income or profits of any Bank Beneficiary in the jurisdiction in which its principal or Facility Office under this Agreement is located), stamp duties and other duties or charges, registration fees, repair costs, insurance premiums, fees of insurance advisors and technical consultants, printing costs, out-of-pocket expenses and fees and disbursements of legal counsel, together with any value added or similar tax payable in respect thereof);

“Majority Banks” means at any relevant time (a) Banks the aggregate of whose Contributions equal or exceed sixty-six and two-thirds per cent. (66.66%) of the Loans at that time or (b) if no Advance has been made, Banks the aggregate of whose Commitments at that time equal or exceed sixty-six and two-thirds per cent. (66.66%) of the Total Commitments at that time or, if all of the Commitments have been reduced to zero at or prior to that time, Banks the aggregate of whose Commitments immediately prior to that reduction equalled or exceeded sixty-six and two-thirds per cent. (66.66%) of the Total Commitments as at that time;

“Mandatory Cost” means the percentage rate per annum calculated by the Bank Agent in accordance with schedule 6 to this Agreement;

“Margin” means

(a)	in relation to the A Facility:

(i)	two point one five per cent. (2.15%) per annum up to the Facility A Margin Reduction Date;

(ii)	thereafter up to the fifth anniversary of the Facility A Margin Reduction Date, one point one five per cent. (1.15%) per annum; and

(iii)	thereafter one point three five per cent. (1.35%) per annum;

(b)	in relation to the B Facility:

(iv)	two point one five per cent. (2.15%) per annum up to the Facility B Margin Reduction Date;

(v)	thereafter, one point one five per cent. (1.15%) per annum;

“Material Adverse Effect” means any event or circumstance (or combination of events or circumstances) the effect of which is or could reasonably be expected to be materially adverse to:

(a)	the ability of any Security Party to perform any of its material obligations under or otherwise to comply with the terms of the Transaction Documents at the time and in the manner stipulated therein; or

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(b)	the validity or enforceability of, or the effectiveness or ranking of any security granted or purporting to be granted pursuant to any of, the Facility Documents or the rights or remedies of any Bank Beneficiary under any of the Facility Documents;

“Mimosa” means Mimosa Finance B.V., a company incorporated under the laws of The Netherlands with company number 34279330 and with its registered office at Parnassustoren, Locatellikade 1, 1075 AZ Amsterdam, P.O. Box 75215, 1070AE Amsterdam, The Netherlands;

“Mimosa Account Pledge” means the Dutch deed of pledge (“eerst pandrecht”) in relation to the Payment Account and the Receivables Account in the Agreed Form, executed or, as the context may require, to be executed by the Account Bank and Mimosa in favour of the Bank Trustee as pledgee;

“Mimosa Shareholder Agreement” means the shareholder agreement in the Agreed Form entered into or to be entered into between the Borrower, Centaurus and Mimosa;

“month” means a period beginning in one calendar month and ending in the relevant later calendar month on the day numerically corresponding to the day of the calendar month in which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such later calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in such later calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“NCC” means the Netherlands Civil Code (Burgerlijk Wetboek);

“Notice of Assignment” means, as the context may require, a notice of assignment in the form set out in the relevant Part of Schedule 1 to the Bank Security Assignment or a notice of assignment in such form and terms as the Bank Agent may reasonably require (which may incorporate an acknowledgement thereof);

“Option Agreements” means the First Option Agreement and the Second Option Agreement, and “Option Agreement” means either of them;

“Original Schedule of Minimum Repayment Amounts” means Schedule 5 of this Agreement;

“Parent Sponsor” means Queiroz Galvão S.A., a company organised under the laws of Brazil, with its registered office at Av Rio Branco, 156, room 3001-part, Rio de Janeiro, RJ;

“Participating Member State” means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union;

“Partnership Interest Option Agreement” means the call option agreement dated on or about the date hereof between Constellation, Funding CV, Mimosa, Becrux and Centaurus, in the Agreed Form;

“Payment Account” means the interest bearing Dollar account of Mimosa, in its capacity as Lender, opened or, as the context may require, to be opened by Mimosa with the Account Bank, designated “Payment Account”, with account number 02 00 36 639 and includes any redesignation and sub-accounts thereof;

“Performance Standards” means IFC’s Performance Standards on Social & Environmental Sustainability, dated April 30, 2006, copies of which have been delivered to and receipt of which have been acknowledged by the Sponsor;

“Permitted Encumbrance” means: any Encumbrance in favour of the Bank Trustee and/or any of the Beneficiaries created pursuant to the Security Documents;

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“Principal Advance” means each Advance, other than an Interest Advance, Swap Advance or an Intercompany Interest Advance;

“Principal Balance” has the meaning given to that term in the Project Loan Agreement;

“Principal Facility Limits” means the Facility A Principal Facility Limit and the Facility B Principal Facility Limit and “Principal Facility Limit” means either of them;

“Professional Market Party” means a professional market party (“professionele marktpartij”) within the meaning of the AFS and any regulation promulgated thereunder from time to time;

“Project Borrower” means Eiffel Ridge Group C.V., a limited partnership organised under the laws of The Netherlands represented by Becrux B.V., its managing partner and having its registered office at Prof. J.A. Bavincklaan, T-1183 AT, Amstelveen, The Netherlands;

“Project Documents” has the meaning given to that term in the Project Loan Agreement;

“Project Facility Documents” has the meaning given to the term “Facility Documents” in the Project Loan Agreement;

“Project Loan Accounts” has the meaning given to the term “Accounts” in the Project Loan Agreement;

“Project Loan Agreement” means the loan agreement dated on or about the date thereof and made between (1) the Project Borrower, as borrower, (ii) the companies and entities named in Schedule 1 thereof, as lenders, (iii) ING Bank N.V. as arranger (iv) ING Bank N.V. as facility agent, and (v) ING Bank Nederland N.V. as security trustee in respect of a loan facility of up to $810,167,850;

“Project Transaction Documents” has the meaning given to the term “Transaction Documents” in the Project Loan Agreement;

“Quarter Date” means each 31 January, 30 April, 31 July and 31 October;

“Quarter Period” means each period commencing upon the day following a Quarter Date up to and including the next following Quarter Date;

“Quotation Day” means a day (other than Saturday or Sunday) on which banks are open for normal banking business in London;

“Receivables Account” means the interest bearing Dollar account of Mimosa, in its capacity as Lender, opened or, as the context may require, to be opened by Mimosa with the Account Bank, designated “Receivables Account”, with account number 02 00 36 930 and includes any redesignation and sub-accounts thereof;

“Reference Banks” means, in relation to LIBOR, the head offices of ING Bank N.V., Calyon and Bayerische Hypo-und Vereinsbank AG and, in relation to the Mandatory Cost, means the principal London offices of ING Bank N.V., Calyon and Bayerische Hypo-und Vereinsbank AG;

“Related Company” in relation to any person means (i) any Subsidiary for the time being of such person, (ii) any company or other entity of which such person is for the time being a Subsidiary and (iii) any Subsidiary for the time being of any such person referred to in (ii) above;

“Relevant Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled or has a permanent establishment;

“Relevant Obligations” (i) of the Borrower, means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by the Borrower to or in favour of the Bank Beneficiaries (or any of them) under or pursuant to this Agreement and all other monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or

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assumed by the Borrower or by any other Security Party to or in favour of the Bank Beneficiaries (or any of them) or to the Bank Trustee on their behalf under or pursuant to any other Transaction Document, and (ii) of any other Security Party, means all monies, obligations and liabilities from time to time owing or payable, undertaken, incurred or assumed by that Security Party or by any other Security Party (including the Borrower) under or pursuant to any other Transaction Document;

“Relevant Substance” means and includes oil and its products and any other substance whatsoever (whether in a solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) or waste (as defined in the Environmental Protection Act 1990) which is capable of causing harm to man or any other living organism supported by the Environment, or damaging the Environment or public health or welfare and whose release into the Environment is regulated or prohibited by Environmental Law;

“Repeating Representations” means, for the purposes of this Agreement, clauses 9.1, 9.2, 9.3.2, 9.3.3, 9.4, 9.5, 9.6, 9.11, 9.13, 9.17, 9.18, 9.19, 9.20, 9.21, 9.22, 9.24, 9.25, 9.26, 9.27 and 9.28 of this Agreement;

“Replacement Schedule of Minimum Repayment Amounts” means any replacement Schedule of Minimum Repayment Amounts calculated by the Bank Agent in accordance with clause 6.8;

“Required Amount” for any Application Date relating to a Facility means the amount set out opposite that Application Date in the column referring to that Facility in the Schedule of Minimum Repayment Amounts applicable to that Facility and “Required Amounts” means any or all of them;

“Revenue Account” means the interest bearing Dollar Account of the Borrower opened or, as the context may require, to be opened by the Borrower with the Account Bank, designated “Revenue Account”, with account number 02 00 34 873 and includes any redesignation and sub-accounts thereof;

“Rig” has the meaning given to that term in the Project Loan Agreement;

“Rig A” has the meaning given to that term in the Project Loan Agreement;

“Rig A Charter Date of Acceptance” has the meaning given to that term in the Project Loan Agreement;

“Rig A Completion Date” has the meaning given to that term in the Project Loan Agreement;

“Rig A Facility” has the meaning given to that term in the Project Loan Agreement;

“Rig A Intercompany Interest Advance” has the meaning given to that term in the Project Loan Agreement;

“Rig A Intercompany Loan” has the meaning given to that term in the Project Loan Agreement;

“Rig A Loan” has the meaning given to that term in the Project Loan Agreement;

“Rig A Owner” means Gold Star Equities Ltd., a company incorporated under the laws of the British Virgin Islands, with company number 1031368, and with its principal office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Rig A Principal Advances” has the meaning given to that term in the Project Loan Agreement;

“Rig A Project Costs” has the meaning given to that term in the Project Loan Agreement;

“Rig A Swap Advances” has the meaning given to that term in the Project Loan Agreement;

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“Rig B” has the meaning given to that term in the Project Loan Agreement;

“Rig B Charter Date of Acceptance” has the meaning given to that term in the Project Loan Agreement;

“Rig B Completion Date” has the meaning given to that term in the Project Loan Agreement;

“Rig B Facility” has the meaning given to that term in the Project Loan Agreement;

“Rig B Intercompany Interest Advance” has the meaning given to that term in the Project Loan Agreement;

“Rig B Intercompany Loan” has the meaning given to that term in the Project Loan Agreement;

“Rig B Loan” has the meaning given to that term in the Project Loan Agreement;

“Rig B Owner” means Lone Star Offshore Ltd., a company incorporated under the laws of the British Virgin Islands, with company number 1039322, and with its registered office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands;

“Rig B Principal Advances” has the meaning given to that term in the Project Loan Agreement;

“Rig B Project Costs” has the meaning given to that term in the Project Loan Agreement;

“Rig B Swap Advances” has the meaning given to that term in the Project Loan Agreement;

“Rig Loans” means the Rig A Loan and the Rig B Loan and “Rig Loan” means either of them;

“Rig Owners” means the Rig A Owner and the Rig B Owner, and “Rig Owner” means either of them;

“Rigs” means Rig A and Rig B, and “Rig” means either of them;

“Schedule of Minimum Repayment Amounts” means at any time and in relation to a Facility the Original Schedule of Minimum Repayment Amounts relating to that Facility or, if at such time a Replacement Schedule of Minimum Repayment Amounts has been substituted therefor pursuant to and in accordance with clause 6.8 (Replacement of Schedule of Minimum Repayment Amounts), the latest Replacement Schedule of Minimum Repayment Amounts relating to that Facility;

“Second Option Agreement” means the put and call option agreement dated on or about the date hereof and made between Mimosa Finance C.V. and the Bank Trustee in the Agreed Form;

“Secured Obligations” means the obligations of the Borrower and each other Security Party to the Bank Beneficiaries or any of them under this Agreement and the other Facility Documents and includes such obligations in respect of all sums of money (including, without limitation, the aggregate of the Loans and interest accrued and accruing thereon) from time to time owing to the Bank Beneficiaries or any of them, whether actually or contingently and whether or not due and payable, under this Agreement and the other Facility Documents or any of them (disregarding for this purpose the provisions of clause 19 and any analogous provision of any other Facility Document);

“Secured Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future, actual or contingent) constituted by and conferred upon the Beneficiaries or any of them under or pursuant to the Security Documents and any notices or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Bank Beneficiary in the Security Documents and any notices or acknowledgements or undertakings given in

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respect of or in connection with any of the Security Documents), (ii) all moneys and other assets paid or transferred to or vested in any Bank Beneficiary or any agent of any Bank Beneficiary or any Insolvency Official or received or recovered by any Bank Beneficiary or any agent of any Bank Beneficiary or any Insolvency Official pursuant to, or in connection with, any of the Security Documents and any notices, or acknowledgements or undertakings given in respect of or in connection with any of the Security Documents, whether from any Security Party or any other person and (iii) all moneys, investments, and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Bank Beneficiary or any agent of any Bank Beneficiary or any Insolvency Official in respect of the same (or any part thereof);

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect;

“Security Documents” means the Co-ordination Deed, the Account Pledges, the Accounts Repledge, the Bank Security Assignment, the Dutch Security Pledge, the Notices of Assignment and any other deed, document, agreement or instrument executed by any party as security for, or in relation to, its or any other party’s obligations to any of the Beneficiaries including any deed, document, agreement or other instrument amending, varying, supplementing, ratifying, confirming, extending, acceding to or renewing any of the foregoing documents or any of the terms and conditions thereof or consenting to the amendment or variation of the terms and conditions thereof;

“Security Parties” means, at any time, each party (including the Borrower) to any Facility Document which at that time has not been released and discharged by the Bank Trustee other than the Bank Beneficiaries, the Facility Agent, the Security Trustee and the Account Bank;

“Security Period” means the period commencing on the date of this Agreement and, in relation to the Facilities, terminating on the date on which all the Secured Obligations have been paid, repaid, satisfied, performed and discharged in full;

“Security Trustee” means ING Bank Nederland N.V. of Amstelveenseweg 500, 1081 KL, Amsterdam, The Netherlands, in its capacity as security trustee for the purposes of the Project Facility Documents or such other person as may be appointed security trustee pursuant to clause 16.15.2 of the Project Loan Agreement, and includes its successors in title;

“Share” in relation to a Bank, means the proportion which that Bank’s Commitments bears to the Total Commitments;

“Skycrest” means Skycrest Overseas Inc., a company incorporated under the laws of the British Virgin Islands with company number 493925 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Spill” means any actual or threatened emission, spill, release or discharge of any Relevant Substance into the Environment;

“Sponsor” means Queiroz Galvão Óleo e Gás S.A., a company organised under the laws of Brazil, registered under the Tax Roll number 30.521.090/001-27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ, CEP, 20030-010, Brazil;

“Stichting” means Stichting Mimosa Finance, a Dutch foundation with its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands;

“Subsequent Advance” means in relation to the A Facility, any Facility A Subsequent Advance, and in relation to the B Facility, any Facility B Subsequent Advance;

“Subsidiary” of (a) a person incorporated or formed outside England and Wales means any company or entity directly or indirectly controlled by such person, for which purpose “control” means either ownership of more than fifty (50) per cent of the voting share capital (or equivalent right of ownership) of such company or entity or power to direct its policies and management whether by contract or otherwise; and (b) a person incorporated in England and Wales means a subsidiary within the meaning of section 736 of the Companies Act 1985;

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“Substitute Basis” shall have the meaning given to that term in clause 5.6.2;

“Swap Advances” means the Facility A Swap Advances and the Facility B Swap Advances and “Swap Advance” means any of them;

“Swap Payment” has the meaning given to that term in the Project Loan Agreement;

“Swap Rebate” has the meaning given to that term in the Project Loan Agreement;

“Taxes” includes all present and future taxes, levies, imposts, duties, fees or charges of a similar nature together with interest thereon and penalties in respect thereof and “Tax” and “Taxation” shall be construed accordingly;

“Termination Date” means, in relation to a Facility, the earliest to occur of:

(a)	the Total Loss Date relating to the Rig relating to that Facility;

(b)	the date stipulated by the Bank Agent in any notice relating to that Facility issued pursuant to clause 11.3 (Acceleration) or, where such notice either declares the Loan outstanding under that Facility to be repayable on demand or does not stipulate a date, the date of that notice;

(c)	the date on which the Total Commitments relating to that Facility are reduced to zero pursuant to clause 6.3 (Additional voluntary prepayment);

(d)	the date on which the Borrower is required to make prepayment of the Loan outstanding under that Facility (i) pursuant to clause 6.4 (Mandatory prepayment) (other than any partial mandatory prepayment in accordance with clause 6.4.3) or (ii) pursuant to clause 6.5 (Prepayment on Total Loss); or

(e)	the date specified in any notice relating to that Facility given by the Bank Agent pursuant to clause 13.1 (unlawfulness);

“Timbauba” means Timbauba International Ltd., a company incorporated under the laws of the British Virgin Islands with company number 491980 and with its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands;

“Total Commitment” means at any relevant time in relation to the A Facility, the Facility A Total Commitment and in relation to the B Facility, the Facility B Total Commitment, and “Total Commitments” means each of the Facility A Total Commitment and the Facility B Total Commitment;

“Total Loss Date” has the meaning given to that term in the Project Loan Agreement;

“Transaction Documents” means and includes the Facility Documents, the Option Agreements, the Partnership Interest Option Agreement, the Mimosa Shareholder Agreement, the Borrower Partnership Agreement, and shall include any other deed, document, agreement or instrument executed under pursuant to or in connection with any of the foregoing documents, including any deed, document, agreement or instrument amending, varying, confirming, extending or renewing any of the foregoing documents or any terms and conditions thereof or consenting to the amendment or variation of the terms or conditions thereof;

“Transfer Certificate” means a certificate substantially in the terms of Schedule 4;

“Transferee” has the meaning given to that term in clause 15.3 (Transfer);

“USA” means the United States of America;

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“Value Added Tax” or “VAT” means value added tax as provided for in VATA and legislation (whether delegated or otherwise) supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any body or agency thereof and Belasting over Toegevoegde Waarde imposed in The Netherlands and any Tax similar or equivalent to value added tax imposed by any country other than the United Kingdom and any similar or turnover Tax replacing or introduced in addition to any of the same; and

“VATA” means the Value Added Tax Act 1994.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4	Construction of certain terms

In this Agreement, unless the context otherwise requires:

1.4.1	references to an “Agent”, any “Bank Beneficiary”, any “Bank”, any “Security Party”, any “Party”, the “Borrower”, the “Bank Agent”, the “Bank Trustee” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Bank Agent and Bank Trustee, any person for the time being appointed as Bank Agent or, as the case may be, Bank Trustee or Bank Trustees in accordance with the Transaction Documents;

1.4.2	references to clauses, paragraphs or schedules are to be construed as references to the clauses and paragraphs of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.4.3	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as from time to time amended, varied, supplemented, extended, novated or substituted in accordance with its terms, or, as the case may be, with the agreement of the relevant parties and (where such consent is, by the terms of this Agreement or the relevant document, required to be obtained as a condition to such amendment being permitted) the prior written consent of the relevant Agent or the Majority Banks or the Banks, as the case may be and, for the avoidance of doubt, where such consent is required, if any such agreement or other document is amended, varied, supplemented, extended, novated or substituted otherwise than with the consent of the relevant Agent or the Majority Banks or the Banks, as the case may be, each reference to that agreement or document (including references to a class of agreements, such as the “Transaction Documents”) shall be references to or include reference to that agreement or document as it existed prior to the relevant amendment, variation, supplement, extension, novation or substitution and, until the due execution and delivery of any Agreed Form document, references to the provisions of, and terms and expressions defined in, any such document shall be construed as references to the provisions of and terms and expressions defined in the Agreed Form of such document;

1.4.4	references to a “regulation” include any present or future regulation, rule, official directive, requirement, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, authority, department or central bank or any regulatory, self-regulatory or other authority or organisation;

1.4.5	words importing the plural shall include the singular and vice versa;

1.4.6	unless otherwise specified, references to a time of day are to Amsterdam time;

1.4.7	references to a “person” shall be construed as including references to an individual, partnership, joint venture, firm, company, corporation, association, trust, unincorporated body of persons or any state or any of its agencies, departments or political sub-divisions (whether having distinct legal personality or not);

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1.4.8	“assignee” or “assignees” of a person shall include any person who has assumed all or some of the rights and/or obligations of the relevant person, whether by assignment or novation or otherwise;

1.4.9	references to “assets” include all or part of any present and future business, undertaking, real property, personal property, uncalled capital, revenue and any rights of any description (whether actual or contingent, present or future) to receive, or require delivery of, any of the foregoing;

1.4.10	“guarantee” means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any Indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its Indebtedness and “guaranteed” shall be construed accordingly;

1.4.11	references to the “equivalent” of an amount specified in a particular currency (the “specified currency amount”) shall be construed as a reference to the amount of the other relevant currency which can be purchased with the specified currency amount in the London foreign exchange market at or about 11 a.m. London time on the day on which the calculation falls to be made for spot delivery as determined by the Bank Agent;

1.4.12	a “law” (1) includes any common law, statue, decree, constitution, regulation, order, judgment or directive of any governmental entity; (2) includes any treaty, pact, compact or other agreement to which any government entity is a signatory or party; (3) includes any judicial or administrative interpretation or application thereof and (4) is a reference to that provision as amended, substituted or re-enacted; and

1.4.13	references to any enactment shall be deemed to include references to such enactment as re-enacted, modified, amended or extended.

1.5	Rights of third parties

1.5.1	Unless expressly provided to the contrary in this Agreement, any person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce its terms.

1.5.2	Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not at any time required to rescind or amend this Agreement.

1.5.3	Subject always to the provisions of clause 16.18, each of the Bank Beneficiaries shall have the right to enjoy and enforce the benefit of any term of this Agreement which is expressed to be for its benefit or expressly purports to confer a benefit on such person.

1.6	Instructions of Banks

Where this Agreement or any other Facility Document provides for (i) any matter to be determined by reference to the opinion of the Majority Banks or, as the case may be, all of the Banks, (ii) any matter to be subject to the consent or request of the Majority Banks or, as the case may be, all of the Banks, or (iii) any action to be taken on the instructions of the Majority Banks or, as the case may be, all of the Banks, that opinion, consent, request or instructions shall (as between the Banks) only be regarded as having been validly given or issued by the Majority Banks or, as the case may be, all of the Banks if all of the Banks shall have received prior notice of the matter or action in respect of which that opinion, consent, request or instructions is or are required and the Majority Banks or, as the case may be, all of the Banks shall have given or issued (or, if expressly contemplated by the relevant provision of this Agreement or any other Facility Document, be deemed to have been given or issued) that opinion, consent, request or instructions, but so that each party hereto other than the Bank Agent shall be entitled (and bound) to assume that that notice shall have been duly received by all of the Banks and that the relevant number shall have been obtained to constitute Majority Banks or, as the case may be, all of the Banks whether or not this is in fact the case unless the Bank Agent shall have notified that party that that relevant number has not been obtained.

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1.7	Instructions of Bank Agent

Where this Agreement or any other Facility Document provides for any action to be taken by the Bank Trustee on the instructions of the Bank Agent, each party hereto other than the Bank Agent and the Bank Trustee shall be entitled (and bound) to assume that those instructions have been validly given or issued whether or not this is in fact the case unless the Bank Agent or the Bank Trustee shall have notified that party that those instructions have not been given or issued.

1.8	Co-ordination Deed

This Agreement shall be read together with the Co-ordination Deed. In the event of any conflict between any provision of this Agreement, on the one hand, and any provision of the Co-ordination Deed, on the other hand, the provisions of the Co-ordination Deed shall prevail.

1.9	Dutch terms

In this Agreement, where it relates to a Dutch person, a reference to:

1.9.1	a necessary action to authorise where applicable, includes without limitation:

(a)	any action required to comply with the Dutch Works Councils Act (Wet op de ondernemingsraden); and

(b)	obtaining a positive advice (positief advise) from the competent works council(s);

1.9.2	a winding up, administration or dissolution includes a Dutch person being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

1.9.3	a moratorium includes surseance van betaling and granted a moratorium includes surseance verleend;

1.9.4	any step or procedure taken in connection with the insolvency proceedings includes a Dutch person having filed a notice under section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

1.9.5	a trustee in bankruptcy includes a bankruptcy;

1.9.6	an administrator includes a bewindvoerder;

1.9.7	an attachment includes a beslag.

2	The facility

2.1	Amount

2.1.1	The Banks, relying upon each of the representations and warranties in clause 9, agree to make available upon and subject to the terms of this Agreement:

(a)	a principal sum up to the A Facility Limit in relation to the Borrower’s obligations under the Mimosa Shareholder Agreement to invest in preference shares of Mimosa in order to fund Mimosa’s obligations to make Rig A Principal Advances, Rig A Swap Advances, Rig A Interest Advances and the Rig A Intercompany Interest Advance under the Project Loan Agreement; and

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(b)	a principal sum up to the B Facility Limit in relation to the Borrower’s obligations under the Mimosa Shareholder Agreement to invest in preference shares of Mimosa in order to fund Mimosa’s obligations to make Rig B Principal Advances, Rig B Swap Advances, Rig B Interest Advances and the Rig B Intercompany Interest Advance under the Project Loan Agreement.

2.1.2	The obligation of each Bank under this Agreement shall be to contribute that proportion of each Advance which, as at the Drawdown Date of such Advance, its Commitment to the Facility of which such Advance forms a part bears to the Total Commitment relating to that Facility. No Bank shall be obliged to contribute to any Advance any amount in excess of its Commitment to the Facility of which such Advance forms a part.

2.2	Reduction of the Facility Limit

2.2.1	The Borrower acknowledges and agrees that the Facility Limits and the Commitments have been calculated on the basis that they equal the Facility Limits and Commitments (as each term is defined in the Project Loan Agreement) respectively. Accordingly, if pursuant to clause 2.2 of the Project Loan Agreement the Facility Limits and/or Commitments (as each term is defined in the Project Loan Agreement) are recalculated, the Facility Limits and Commitments under this Agreement shall be amended so as to be equal thereto, provided however, for the avoidance of doubt, no such amendment will result in an increase in the Facility Limits or Commitments under this Agreement applicable as at the date of this Agreement.

2.2.2	Any reduction of the Facility Limit applicable to a Facility shall reduce the Total Commitment to that Facility by the amount of such reduction and the Commitment of each Bank to that Facility shall be reduced in the proportion which that Bank’s Commitment to that Facility bears to the Total Commitment to that Facility.

2.3	Obligations several

The obligations of each Bank under this Agreement are several; the failure of any Bank to perform such obligations shall not relieve any other Bank, the Bank Agent, the Bank Trustee or the Borrower of any of their respective obligations or liabilities under this Agreement nor shall the Bank Agent or the Bank Trustee be responsible for the obligations of any Bank (except for its own obligations, if any, as a Bank) nor shall any Bank be responsible for the obligations of any other Bank under this Agreement.

2.4	Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Banks) the interests of the Bank Agent, the Bank Trustee and the Banks are several and the amount due to the Bank Agent (for its own account), to the Bank Trustee and to each Bank is a separate and independent debt. The Bank Agent, the Bank Trustee and each Bank shall (subject to the express provisions of this Agreement (including clause 16.18) and the other Facility Documents) have the right to protect and enforce their respective rights arising out of this Agreement and it shall not be necessary for the Bank Agent, the Bank Trustee or any Bank (as the case may be) to be joined as an additional party in any proceedings for this purpose, provided however that no Bank acting alone in its capacity as a Bank shall be entitled to declare an Event of Default.

3	Conditions

3.1	General Conditions

The obligation of each Bank to make its Commitment to either Facility available under this Agreement shall be subject to the condition that (a) the Agents, or their duly authorised representative, shall have received not later than three (3) Banking Days or such shorter period as the Bank Agent may agree before the date on which any Drawdown Notice in respect of a First Advance of either Facility is given, the documents and evidence specified in schedule 3 part 1 of this Agreement and schedule 3 part 1 of the Project Loan Agreement, in each case, in

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form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraph 4 of part 1 of Schedule 3 of this Agreement and/or paragraphs 4 and 10 of part 1 of schedule 3 of the Project Loan Agreement, in form and substance satisfactory to the Banks) and (b) the Bank Agent shall have notified the Banks of the receipt of such documents and evidence, which the Bank Agent agrees to do promptly after receipt thereof.

3.2	Conditions precedent to making of an Advance

The obligation of each Bank to contribute to any Advance is subject to the further conditions that at the date of the relevant Drawdown Notice (in the case of Principal Advances, Swap Advances and Intercompany Interest Advances) and on the Drawdown Date of that Advance (in the case of Principal Advances, Intercompany Interest Advances, Swap Advances or Interest Advances):

3.2.1	no Default shall have occurred and be continuing or would result from the making of such Advance;

3.2.2	the proposed Drawdown Date is a Banking Day within (a) the Availability Period relating to the Facility of which that Advance would form a part and/or, as the case may be, (b) the Availability Period relating to that Advance; and

3.2.3

(a)	in relation to any Facility A Principal Advance: (i) the amount of that Facility A Principal Advance shall be not less than twelve million five hundred thousand Dollars ($12,500,000), (ii) the amount of that Facility A Principal Advance, when aggregated with all other Facility A Principal Advances made or to be made on or prior to the Drawdown Date of that Facility A Principal Advance, will not exceed the Facility A Principal Facility Limit and (iii) the Bank Agent is satisfied that the requirements of clause 3.2.3(a)(iii) of the Project Loan Agreement will be complied with;

(b)	in relation to any Facility B Principal Advance: (i) the amount of that Facility B Principal Advance shall be not less than twelve million five hundred thousand Dollars ($12,500,000), (ii) the amount of that Facility B Principal Advance, when aggregated with all other Facility B Principal Advances made or to be made on or prior to the Drawdown Date of that Facility B Principal Advance, will not exceed the Facility B Principal Facility Limit and (iii) the Bank Agent is satisfied that the requirements of clause 3.2.3(b)(iii) of the Project Loan Agreement will be complied with;

(c)	in relation to any Facility A Interest Advance, the amount of that Facility A Interest Advance, when aggregated with all Facility A Interest Advances, all Facility A Swap Advances and any Facility A Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Facility A Interest Facility Limit;

(d)	in relation to any Facility B Interest Advance, the amount of that Facility B Interest Advance, when aggregated with all Facility B Interest Advances, all Facility B Swap Advances and any Facility B Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Facility B Interest Facility Limit;

(e)	in relation to the Facility A Intercompany Interest Advance, the amount of the Facility A Intercompany Interest Advance shall not exceed eight million Dollars ($8,000,000) and shall not, when aggregated with all Facility A Interest Advances and all Facility A Swap Advances advanced or to be advanced on or prior to that Drawdown Date, exceed the Facility A Interest Facility Limit;

(f)	in relation to the Facility B Intercompany Interest Advance, the amount of the Facility B Intercompany Interest Advance shall not exceed eight million Dollars ($8,000,000) and shall not, when aggregated with all Facility B Interest Advances and all Facility B Swap Advances advanced or to be advanced on or prior to that Drawdown Date, exceed the Facility B Interest Facility Limit;

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(g)	in relation to any Facility A Swap Advance, the amount of that Facility A Swap Advance, when aggregated with all Facility A Swap Advances, all Facility A Interest Advances and any Facility A Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Facility A Interest Facility Limit; and

(h)	in relation to any Facility B Swap Advance, the amount of that Facility B Swap Advance, when aggregated with all Facility B Swap Advances, all Facility B Interest Advances and any Facility B Intercompany Interest Advance advanced or to be advanced on or prior to that Drawdown Date, shall not exceed the Facility B Interest Facility Limit.

3.3	Conditions Precedent to a First Advance

The obligation of each Bank to contribute to a First Advance shall be subject to the further conditions that:

3.3.1

(a)	in respect of the Facility A First Advance: (i) the Agents, or their duly authorised representative, shall have received, no later than four (4) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Facility A First Advance is given, the documents and evidence specified in schedule 3 part 2 of this Agreement or schedule 3 part 2 of the Project Loan Agreement (other than those relating exclusively to the Rig B Owner and/or Rig B) in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraph 3 of schedule 3 part 2 of this Agreement and/or paragraph 3 and 15(f) of schedule 3 part 2 of the Project Loan Agreement, in form and substance satisfactory to the Banks) and (ii) the Bank Agent shall have notified the Banks of the receipt of such documents and evidence which the Bank Agent agrees to do promptly after receipt thereof, provided that if (A) the Drawdown Date of the Facility A First Advance will be on or prior to the date falling ten (10) Banking Days after the date of this Agreement, and (B) the Bank Agent (acting on the instructions of the Majority Banks, each Bank acting reasonably) believes that during the period commencing on the date of this Agreement and ending on that Drawdown Date there has been no change in circumstances or law which may adversely affect any right, title or interest of any Bank Beneficiary, any of the documents or evidence which has been provided pursuant to and in accordance with clause 3.1 shall not be required to be provided again under this clause 3.3.1;

(b)	in respect of the Facility B First Advance: (i) the Agents, or their duly authorised representative, shall have received, no later than four (4) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Facility B First Advance is given, the documents and evidence specified in schedule 3 part 2 of this Agreement or schedule 3 part 2 of the Project Loan Agreement (other than those relating exclusively to the Rig A Owner and/or Rig A) in form and substance satisfactory to the Agents (and, in the case of the documents and evidence specified in paragraph 3 of schedule 3 part 2 of this Agreement and/or paragraph 3 and 15(f) of schedule 3 part 2 of the Project Loan Agreement, in form and substance satisfactory to the Banks) and (ii) the Bank Agent shall have notified the Banks of the receipt of such documents and evidence which the Bank Agent agrees to do promptly after receipt thereof, provided that if (A) the Drawdown Date of the Facility B First Advance will be on or prior to the date falling ten (10) Banking Days after the date of this Agreement, and (B) the Facility Agent (acting on the instructions of the Majority Banks, each Bank acting reasonably) believes that during the period commencing on the date of this Agreement and ending on that Drawdown Date there has been no change in circumstances or law which may adversely affect any right, title or interest of any Bank Beneficiary, any of the documents or evidence which has been provided pursuant to and in accordance with clause 3.1 shall not be required to be provided again under this clause 3.3.1;

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3.3.2	The Parent Sponsor and the Sponsor and Constellation have each complied with their obligations referred to in clause 3.3.2 or, as the case may be, clause 3.9 of the Project Loan Agreement.

3.4	Conditions precedent to a Subsequent Advance

The obligation of each Bank to contribute to a Subsequent Advance shall be subject to the further conditions that:

3.4.1	in respect of a Facility A Subsequent Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for that Facility A Subsequent Advance is given, the documents and evidence specified in part 3 of Schedule 3 of this Agreement or part 3 of schedule 3 of the Project Loan Agreement (other than those relating exclusively to the Rig B Owner and/or Rig B) in form and substance satisfactory to the Agents (and, where paragraph 3 of part 3 of Schedule 3 of this Agreement and/or paragraph 4 of part 3 of schedule 3 of the Project Loan Agreement apply, the documents specified therein in form and substance satisfactory to the Banks);

(b)	the Bank Agent shall have notified the Banks of the receipt of such documents and evidence, which the Bank Agent agrees to do promptly after receipt thereof; and

(c)	in the case of the Facility A Intercompany Principal Advance, the Bank Agent is satisfied that the requirements of clause 3.4.1(c) of the Project Loan Agreement will be complied with.

3.4.2	in respect of a Facility B Subsequent Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for that Facility B Subsequent Advance is given, the documents and evidence specified in part 3 of Schedule 3 of this Agreement or part 3 of schedule 3 of the Project Loan Agreement (other than those relating exclusively to the Rig A Owner and/or Rig A) in form and substance satisfactory to the Agents (and, where paragraph 3 of part 3 of Schedule 3 of this Agreement and/or paragraph 4 of part 3 of schedule 3 of the Project Loan Agreement apply, the documents specified therein in form and substance satisfactory to the Banks);

(b)	the Bank Agent shall have notified the Banks of the receipt of such documents and evidence, which the Bank Agent agrees to do promptly after receipt thereof; and

(c)	in the case of the Facility B Intercompany Principal Advance, the Bank Agent is satisfied that the requirements of clause 3.4.2(c) of the Project Loan Agreement will be complied with.

3.5	Conditions precedent to an Intercompany Interest Advance

The obligation of each Bank to contribute to an Intercompany Interest Advance shall be subject to the further conditions that:

3.5.1	in respect of the Facility A Intercompany Interest Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Facility A Intercompany Interest Advance is given, evidence satisfactory to the Bank Agent that the Rig A Intercompany Loan has become repayable and that accrued interest thereunder is at least equal to the amount of the Facility A Intercompany Interest Advance;

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(b)	the Bank Agent shall have notified the Banks of the receipt of such evidence, which the Bank Agent agrees to do promptly after receipt thereof;

(c)	the Facility A First Advance shall have been made; and

(d)	the Borrower has satisfied all relevant conditions to the making of the Facility A Intercompany Principal Advance, and that the Facility A Intercompany Principal Advance is made simultaneously with the Facility A Intercompany Interest Advance.

3.5.2	in respect of the Facility B Intercompany Interest Advance:

(a)	the Agents, or their duly authorised representative, shall have received, no later than three (3) Banking Days or such shorter period as the Agents may agree before the date on which the Drawdown Notice for the Facility B Intercompany Interest Advance is given, evidence satisfactory to the Bank Agent that the Rig B Intercompany Loan has become repayable and that accrued interest thereunder is at least equal to the amount of the Facility B Intercompany Interest Advance;

(b)	the Bank Agent shall have notified the Banks of the receipt of such evidence, which the Bank Agent agrees to do promptly after receipt thereof;

(c)	the Facility B First Advance shall have been made; and

(d)	the Borrower has satisfied all relevant conditions to the making of the Facility B Intercompany Principal Advance, and that the Facility B Intercompany Principal Advance is made simultaneously with the Facility B Intercompany Interest Advance.

Conditions Precedent to a Swap Advance

The obligation of each Bank to contribute to a Swap Advance shall be subject to the further conditions that:

3.5.3	in respect of a Facility A Swap Advance, the Bank Agent is satisfied that the requirements of clause 3.6.1 of the Project Loan Agreement will be complied with;

3.5.4	in respect of a Facility B Swap Advance, the Bank Agent is satisfied that the requirements of clause 3.6.2 of the Project Loan Agreement will be complied with.

3.6	Waiver of conditions precedent

The conditions specified in this clause 3 are inserted solely for the benefit of the Banks and may be waived on their behalf in whole or in part and with or without conditions by the Bank Agent, acting on the instructions of the Majority Banks; and

3.6.1	(in the case of a First Advance) without prejudicing the right of the Bank Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of a Subsequent Advance, Intercompany Interest Advance or a Swap Advance; and

3.6.2	(in the case of a Subsequent Advance, Swap Advance or an Intercompany Interest Advance) without prejudicing the rights of the Bank Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of any other Subsequent Advance, Swap Advance and/or, as the case may be, an Intercompany Interest Advance, apart from the conditions specified in paragraphs 3, 4 and 7 of part 1 of Schedule 3 of this Agreement and paragraphs 3, 4, 7 and 10 of part 1 of Schedule 3 of the Project Loan Agreement, paragraphs 2, 3 and 5 of part 2 of Schedule 3 of this Agreement and paragraphs 2, 3, 7, 8 11, 12 and 15 of part 2 of schedule 3 of the Project Loan Agreement, and paragraphs 3, 4 and 6 of part 3 of Schedule 3 of this Agreement and paragraphs 3, 4, 8 and 10 of part 3 of Schedule 3 of the Project Loan Agreement, which in each case may not be waived by the Bank Agent whether in whole or in part and with or without conditions unless all the Banks so agree.

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4	Advances

4.1	Drawdown Notices for Principal Advances

When the Borrower wishes to draw down a Principal Advance, an Intercompany Interest Advance or a Swap Advance and is entitled to do so under the terms of this Agreement, it shall serve a Drawdown Notice on the Bank Agent not later than noon Central European time on the third Banking Day before the proposed Drawdown Date, or such lesser period as the Bank Agent (in consultation with the Majority Banks) may agree. The Drawdown Notice shall set out:

4.1.1	the Facility of which that Principal Advance, Swap Advance or, as the case may be, Intercompany Interest Advance will form a part;

4.1.2	the Drawdown Date for that Principal Advance, Swap Advance or, as the case may be, Intercompany Interest Advance; and

4.1.3	the amount of such Principal Advance, Swap Advance or, as the case may be, Intercompany Interest Advance.

A Drawdown Notice shall be effective on actual receipt by the Bank Agent and, once given, shall, subject as provided in clause 5.6 (Market disruption, non-availability) be irrevocable.

4.2	Interest Advances

4.2.1	On each Interest Payment Date and each Commitment Fee Date relating to a Facility which falls before the Initial Charter Hire Date of Rig A, in the case of the A Facility, or Rig B, in the case of the B Facility, the Banks shall, subject to clause 3.2 and unless the Bank Agent has issued a notice pursuant to clause 11.3, be deemed to advance to the Borrower a principal amount equal to the amount of (a) interest then due for payment on the relevant Loan by the Borrower pursuant to clause 5.1 less the amount of any Swap Rebate (if any) payable to the Project Borrower on the relevant Interest Payment Date and/or, as the case may be, (b) Commitment Fee then due for payment on the undrawn Total Commitment of that Facility by the Borrower pursuant to clause 7.1.

4.2.2	Each amount deemed so advanced pursuant to clause 4.2.1 shall be treated as having been made and applied in or towards payment of the interest or, as the case may be, Commitment Fee in respect of which it is advanced and shall for all purposes of this Agreement be treated as an Interest Advance made by the Banks and shall be capitalised so as to form part of the Facility A Loan, in respect of a Facility A Interest Advance or, as the case may be, the Facility B Loan in respect of a Facility B Interest Advance and shall bear interest in accordance with the other provisions of this Agreement. For the avoidance of doubt, no Drawdown Notice need be given by the Borrower in relation to an Interest Advance deemed to be made and applied pursuant to this clause 4.2.

4.2.3	The provisions of this clause 4.2 are without prejudice to the obligation of the Borrower to pay all amounts which are payable under this Agreement when due. If as a consequence of any term of this Agreement an Interest Advance is not deemed to be advanced, or the amount of an Interest Advance deemed to be advanced is less than the full amount of interest on the relevant Loan then due for payment pursuant to clause 5.1 or, as the case may be, the full amount of Commitment Fee on the undrawn Total Commitment of the relevant Facility then due for payment pursuant to clause 7.1, the Borrower shall be obliged to pay when due any such interest or, as the case may be, Commitment Fee to the extent not satisfied by an Interest Advance.

4.2.4	The Bank Agent will notify the Borrower as soon as practicable, but in any case, provided that the Bank Agent has received notification from the Borrower of the amount of any Swap Rebate payable to the Project Borrower on the Drawdown Date of the relevant Interest Advance:

(a)	no later than the Drawdown Date of that Interest Advance, if the aggregate of that Interest Advance and that Swap Rebate will not be sufficient to satisfy all interest due on that Drawdown Date on the relevant Loan; and

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(b)	no later than the date falling two (2) Banking Days prior to the relevant Drawdown Date, if the aggregate of any Interest Advance and any Swap Advance which would otherwise have been made on that Drawdown Date would have resulted in the Interest Facility Limit of the relevant Facility being exceeded.

4.3	Notification to Banks

Subject to the provisions of clause 3 (Conditions) the Bank Agent shall notify each Bank of its portion of the relevant Advance and any Swap Rebate payable to the Project Borrower:

4.3.1	in respect of each Principal Advance, Swap Advance and Intercompany Interest Advance, promptly after receipt of a Drawdown Notice complying with the terms of this Agreement (and in any case not later than 11 a.m. Central European time on the third Banking Day before the proposed Drawdown Date, other than in circumstances where the Bank Agent and the Majority Banks have agreed a lesser notice period under clause 4.1, in which case notification shall be given as soon as practicable) and at the same time, provide a copy of the Project Expenditure Certificate (as defined in the Project Loan Agreement) which the Bank Agent has received on the date of such Drawdown Notice; and

4.3.2	in respect of each Interest Advance deemed to be made pursuant to clause 4.2 and/or any Swap Rebate payable to the Project Borrower, on the third Banking Day before the applicable Interest Payment Date or, as the case may be, Commitment Fee Date other than in circumstances where the Bank Agent and the Majority Banks have agreed a lesser notice period, in which case notification shall be given as soon as practicable.

4.4	Availability

Subject to the provisions of clause 3 (Conditions) and following receipt of notification in accordance with clause 4.3 above:

4.4.1	in respect of each Principal Advance, Swap Advance and each Intercompany Interest Advance, each of the Banks shall on the Drawdown Date for each such Advance make available to the Bank Agent its portion of the relevant Advance in accordance with clause 8.2 (Payments by the Banks); and

4.4.2	in respect of each Interest Advance, each of the Banks shall on the applicable Interest Payment Date or, as the case may be, Commitment Fee Date, be deemed to make available to the Bank Agent its portion of the relevant Interest Advance for application by the Bank Agent in accordance with clause 4.2 above.

4.5	Termination of Commitments

Any part of the Commitment relating to a Facility undrawn at the end of the Availability Period of that Facility shall thereupon be automatically reduced to zero.

4.6	Application of proceeds

Without prejudice to the Borrower’s obligations under clause 10.2.3 (Use of proceeds), none of the Bank Beneficiaries shall have any responsibility for the application by the Borrower of the proceeds of any Advance and, in the case of the Interest Advances deemed to be made pursuant to clause 4.2 above, these shall be treated as being applied by the Bank Agent in accordance with clause 4.2.2.

4.7	For the avoidance of doubt, Facility A Commitments can only be applied towards Facility A Advances and Facility B Commitments can only be applied towards Facility B Advances.

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5	Interest and Interest Periods; alternative interest rates

5.1	Normal interest rate

The Borrower shall pay interest on each Advance or, as the case may be, each Loan in respect of each Interest Period relating thereto on the relevant Interest Payment Date at the rate per annum determined by the Bank Agent to be the aggregate of (a) the applicable Margin, (b) LIBOR for such Interest Period and (c) the applicable Mandatory Cost, if any. The net amount of interest due in respect of a Loan on any Interest Payment Date falling before the Initial Charter Hire Date of Rig A, in the case of the Facility A Loan, or Rig B, in the case of the Facility B Loan shall, subject to the provisions of clause 4.2 (and after deducting therefrom the amount (if any) of any Swap Rebate payable on that Interest Payment Date under the Bareboat Charter relating to Rig A, in the case of the Facility A Loan, or Rig B, in the case of the Facility B Loan), be capitalised and deemed to be paid by virtue of the Interest Advances deemed to be made in respect of that interest pursuant to clause 4.2. Thereafter, the Borrower shall pay interest on each Loan in respect of the Interest Period commencing on the last Interest Payment Date falling prior to the Initial Charter Hire Date of Rig A, in the case of the Facility A Loan, or Rig B, in the case of the Facility B Loan and ending on the next following Quarter Date falling in a succeeding calendar month to that Initial Charter Hire Date and such interest shall not be capitalised.

5.2	Determination of Interest Periods

Each Interest Period shall be of a duration of three (3) months (subject to clause 5.1 and the remaining provisions of this clause 5.2) or such other period as the Borrower shall agree with the Bank Agent (acting on the instructions of the Majority Banks acting reasonably) from time to time, so that:

5.2.1	the initial Interest Period in respect of the First Advance relating to a Facility or, if an Interest Advance (in respect of Commitment Fee) relating to a Facility is deemed to be made prior to that First Advance, in respect of that Interest Advance, shall commence on the Drawdown Date for that First Advance or, as the case may be, Interest Advance and shall end on the next following Quarter Date and each subsequent Interest Period in respect of that First Advance or, as the case may be, Interest Advance shall commence on the expiry of the previous Interest Period and end on the next following Quarter Date;

5.2.2	the initial Interest Period for any Subsequent Advance, Swap Advance or Intercompany Interest Advance shall commence on the Drawdown Date for that Advance and shall end on the last day of the then current Interest Period of the Loan of which that Advance forms a part and, on the last day of such Interest Period, that Advance shall be consolidated with that Loan and shall thereafter together constitute that Loan;

5.2.3	the initial Interest Period in respect of any Subsequent Advance, Swap Advance or Intercompany Interest Advance made during the Interest Period relating to the Loan of which that Advance forms a part in which the Initial Charter Hire Date of Rig A, in the case of the Facility A Loan, or Rig B, in the case of the Facility B Loan falls shall commence on the Drawdown Date for that Advance and shall end on the next following Quarter Date which falls in a calendar month succeeding the calendar month in which that Initial Charter Hire Date falls and, on the last day of such Interest Period, the First Advance, each Subsequent Advance, each Swap Advance and (if applicable) the Intercompany Interest Advance relating to that Facility made during any previous Interest Period and each of those Advances shall be consolidated and shall thereafter together constitute the relevant Loan;

5.2.4	the first Interest Period for any Interest Advance relating to a Loan or a Facility shall commence on the date on which it is deemed to be advanced and shall end on the last day of the Interest Period then current or, as the case may be, which then commences relating to the Loan of which that Interest Advance forms a part of or, as the case may be, is constituted by that Interest Advance, and thereafter all Interest Periods for any Interest Advance relating to that Facility and the Loan relating to that Facility shall be coterminous and any such Interest Advance and that Loan shall be treated as one Loan;

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5.2.5	where the last day of an Interest Period would otherwise fall on a day which is not a Banking Day, the last day of such Interest Period shall fall instead on the next following Banking Day or, as the case may be, the immediately preceding Banking Day in accordance with the provisions of clause 8.3; and

5.2.6	the final Interest Period applicable to a Loan shall not extend beyond the Final Maturity Date of the Facility to which that Loan relates.

5.3	Interest for late payment

5.3.1	If the Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this clause 5.3) on its due date for payment under this Agreement or any of the Facility Documents to which the Borrower is party, the Borrower shall pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Bank Agent pursuant to clause 5.3.2. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than three (3) months as selected by the Bank Agent (after consultation with the Banks so far as reasonably practicable in the circumstances) each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding period.

5.3.2	The rate of interest applicable to each such period shall be the aggregate (as determined by the Bank Agent) of (a) two per cent (2.00%) per annum (b) the applicable Margin (c) LIBOR and (d) the applicable Mandatory Cost, if any, unless such unpaid sum is an amount of principal which shall have become due and payable by reason of a declaration by the Bank Agent under clause 11.3 (Acceleration) or a prepayment obligation pursuant to clauses 6.2 (Voluntary Prepayment), 6.3 (Additional Voluntary Prepayment), 6.4 (Mandatory Prepayment) or 13.1 (Unlawfulness), prior to the next succeeding Interest Payment Date relating thereto, in which case the first such period selected by the Bank Agent shall end on such Interest Payment Date and interest shall be payable on such unpaid sum during such period at a rate of two per cent (2.00%) above the rate applicable thereto immediately before it shall have become so due and payable.

5.3.3	Interest under this clause 5.3 shall be due and payable on the last day of each period determined by the Bank Agent pursuant to this clause 5.3 or, if earlier, on the date on which the sum in respect of which such interest is accruing shall actually be paid. If, for the reasons specified in clause 5.6.1(a) or 5.6.1(b), the Bank Agent is unable to determine a rate of LIBOR in accordance with the definition thereof in clause 1.2 and the foregoing provisions of this clause 5.3, each Bank shall promptly notify the Bank Agent of the cost of funds to such Bank (determined in accordance with the following provisions of this clause but excluding the Margin) and interest on any sum not paid on its due date for payment shall be calculated for each Bank at a rate determined by the Bank Agent to be two per cent (2.00%) per annum above the aggregate of the applicable Margin and the cost to such Bank of raising funds through its treasury operations at that time through any sources of funds available to such Bank at that time.

5.4	Notification of Interest Periods and interest rate

The Bank Agent shall notify the Borrower and the Banks promptly of the duration of each Interest Period or other period for the calculation of interest (or, as the case may be, default interest) and of each rate of interest determined by it under this clause 5.

5.5	Reference Bank quotations

If any Reference Bank is unable or otherwise fails to furnish a quotation for the purpose of calculating LIBOR (where such a quotation is required having regard to paragraph (b) of the definition of “LIBOR” in clause 1.2) the interest rate for the relevant Interest Period shall be determined, subject to clause 5.6, on the basis of the quotations furnished by the remaining Reference Banks in accordance with the procedure set out in paragraph (b) of the definition of “LIBOR” in clause 1.2.

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5.6	Market disruption; non-availability

5.6.1	If and whenever, at any time prior to the commencement of any Interest Period:

(a)	(at a time when Reference Bank quotations are required having regard to the definition of “LIBOR” in clause 1.2) the Bank Agent shall have determined, after consultation with the Reference Banks (which determination shall, in the absence of manifest error, be conclusive), that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period in accordance with any of the methods of determining LIBOR set out in paragraphs (a) and (b) of the definition of “LIBOR”; or

(b)	none or only one of the Reference Banks supplies the Bank Agent with a quotation for the purpose of calculating LIBOR (where such a quotation is required having regard to paragraph (b) of the definition of “LIBOR” in clause 1.2); or

(c)	the Bank Agent shall have received notification from Banks with Contributions relating to the relevant Loan aggregating not less than one half of that Loan (or, prior to the Drawdown Date for the First Advance relating to the relevant Facility, Commitments relating to that Facility aggregating not less than one half of the Total Commitments relating to that Facility) that deposits in Dollars are not available to such Banks in the London Interbank Market in the ordinary course of business in sufficient amounts to fund their Contributions to that Loan for such Interest Period, the Bank Agent shall forthwith give notice (a “Determination Notice”) to the Borrower and to each of the Banks. A Determination Notice shall contain particulars of the relevant circumstances giving rise to its issue. If a Determination Notice is given in relation to a Facility at any time during the Availability Period of that Facility the undrawn amount of the Total Commitment of that Facility shall not be borrowed until notice to the contrary is given to the Borrower by the Bank Agent but Interest Advances will continue to be deemed to be made in respect of that Facility pursuant (and subject) to clause 4.2.

5.6.2	During the period of ten (10) days after any Determination Notice has been given by the Bank Agent under clause 5.6.1, each Bank shall certify an alternative basis (the “Substitute Basis”) for making available or, as the case may be, maintaining its Contribution to the relevant Facility. The Substitute Basis may (without limitation) include alternative interest periods or alternative rates of interest but shall include a margin above the cost of funds to such Bank (as such cost of funds is determined in accordance with the provisions of clauses 5.3.2 and/or 5.3.3 above) equivalent to the Margin and Mandatory Cost (if any) applicable to that Bank’s Contribution to that Facility and, with the agreement of the Borrower, the Substitute Basis may include an alternative currency or currencies. Each Substitute Basis so certified shall be binding upon the Borrower and shall take effect in accordance with its terms from the date specified in the Determination Notice until such time as the Bank Agent notifies the Borrower that none of the circumstances specified in clause 5.6.1 continues to exist whereupon the normal interest rate fixing provisions of this Agreement shall apply.

5.7	Break Costs

5.7.1	The Borrower shall, within three (3) Banking Days of demand by a Bank, pay to that Bank its Break Costs attributable to all or any part of an Advance or a Loan being prepaid by the Borrower on a day other than the last day of an Interest Period for that Advance or Loan.

5.7.2	Each Bank shall, promptly after a demand by the Bank Agent, provide a certificate confirming, and providing reasonable details of, the amount of its Break Costs for any Interest Period in which they accrue.

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6	Reduction, prepayment

6.1	Reduction

6.1.1	The Total Commitment relating to a Facility shall be reduced on each Application Date relating to that Facility by the Required Amount relating to that Facility for that Application Date. Any reduction of that Total Commitment shall reduce the Commitment relating to that Facility of each Bank in the proportion which that Bank’s Commitment relating to that Facility bears to the Total Commitment relating to that Facility.

6.1.2	If on any Application Date relating to a Facility (after the reduction of the Total Commitment relating to that Facility in accordance with clause 6.1.1 above) there remain any amounts available for application in accordance with clause 8.7.7 hereof, the Total Commitment relating to each Facility shall be further reduced by the balance of such moneys applied to the Facility A Loan, in the case of the Facility A, or the Facility B Loan, in the case of Facility B, and the Commitment to that Facility of each Bank shall be further reduced in the proportion which that Bank’s Commitment to that Facility bears to the Total Commitment relating to that Facility.

6.1.3	If after the reduction of the Total Commitment relating to a Facility on any Application Date, the Loan outstanding under that Facility would exceed the Total Commitment relating to that Facility as so reduced, the Borrower shall on such Application Date pay to the Bank Agent (for the account of the Banks) such amount in repayment of that Loan as shall ensure that that Loan does not exceed the Total Commitment relating to that Facility at such time.

6.1.4	The Total Commitment relating to a Facility shall be reduced to zero on the Final Maturity Date of that Facility and any amount of the Loan outstanding under that Facility on the Final Maturity Date relating to that Facility shall be repaid in full, together with all accrued interest and any other amount relating thereto payable under this Agreement and the other Facility Documents.

6.2	Voluntary prepayment

Provided that no Event of Default has occurred and is continuing, the Borrower may, upon ten (10) Banking Days written notice to the Bank Agent, prepay each of the Loans after both the Availability Periods relating to the Facilities have ended in whole or in part (being $5,000,000 or any larger sum which is either an integral multiple of $5,000,000 or an amount complying with the requirements of this clause) on any Interest Payment Date relating to that Loan, provided that the same proportion of the Loan outstanding in relation to each Facility is prepaid, without premium or penalty or Break Costs but without prejudice to any of the Borrower’s obligations under clause 12 (Indemnities). Upon any such notice of prepayment being given, the Total Commitment relating to each Facility shall be reduced by an amount equal to the amount of the prepayment of the Loan outstanding in relation to that Facility, provided however that if an Event of Default has occurred and is continuing, the Borrower shall only be entitled to prepay the Loans in full.

6.3	Additional voluntary prepayment

Provided that no Event of Default has occurred and is continuing, the Borrower may also, upon five (5) Banking Days written notice to the Bank Agent, prepay (in whole but not in part only), without premium or penalty, but without prejudice to its obligations under clauses 5.6 (Market disruption), 8.5 (Grossing up for Taxes) and 13.2 (Increased Costs) or the obligations of the Banks under clause 13.4 (Mitigation):

6.3.1	the Contribution of any Bank to which the Borrower shall have become obliged to pay additional amounts under clause 8.5 or 13.2;

6.3.2	any Bank’s Contribution to which a Substitute Basis applies by virtue of clause 5.6.2;

6.3.3	the Contribution of any Bank which has notified the Bank Agent of its Additional Cost Rate (under paragraph 3 of Schedule 8); or

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6.3.4	the Contribution of any Bank which withholds consent to any sale of issued share capital of a Core Company as contemplated in clause 14.2.19(c) of the Deed of Proceeds and Priorities.

Upon any notice of such prepayment being given in relation to a Loan, the Commitment to the Facility under which the relevant Loan is outstanding of the relevant Bank shall be reduced to zero and the Total Commitment relating to that Facility shall be reduced by an amount equal to the Commitment to that Facility of the relevant Bank immediately prior to the delivery of that notice.

6.4	Mandatory prepayment

If at any time:

6.4.1

(a)	any Facility Document is not or ceases to be effective or any material provision thereof is not or ceases to be in full force and effect or any Facility Document or any material provision thereof is alleged by any Security Party to be ineffective for any reason, the Borrower shall, on the date falling ten (10) Banking Days following receipt by the Borrower and the applicable Security Party of notification of such ineffectiveness or alleged ineffectiveness from the Bank Trustee, prepay each of the Loans in full, whereupon the Total Commitments shall be reduced to zero, unless prior to that time (i) the ineffectiveness has been remedied or (ii) the Bank Trustee acting with the consent of the Banks has been satisfied that such allegation is without foundation or is spurious; or

(b)	the Rig Loans become prepayable under clause 6.4.1 of the Project Loan Agreement,

the Borrower shall prepay each of the Loans in full, whereupon the Total Commitments shall be reduced to zero; or

6.4.2	If:

(a)	it becomes unlawful for any Security Party to perform all or any of its material obligations under this Agreement or any of the Facility Documents, in each case to which it is party for any reason; or

(b)	this Agreement or any Facility Document or any material provision thereof ceases to be lawful and enforceable for any reason; or

(c)	any of the Security Documents comprising a security interest ceases to constitute a valid first priority security interest over the asset or property to which it relates; or

(d)	the Rig Loans become prepayable under clause 6.4.2 of the Project Loan Agreement,

the Borrower shall, in the case of (a), (b) and (c) above, on the date falling fifteen (15) Banking Days following receipt by the Borrower and the applicable Security Party of notice from the Bank Trustee of such unlawfulness or failure of security (or, if earlier, the Banking Day following receipt of such notice prior to the unlawfulness or failure of security taking effect) or, in the case of (d) above, on the date the Rig Loans become prepayable, prepay each of the Loans in full, whereupon the Total Commitments shall be reduced to zero unless prior to that time (i) any such unlawfulness, illegality and/or unenforceability has been remedied or (ii) the Borrower has provided or has procured the provision of replacement security satisfactory to the Bank Trustee acting with the consent of the Banks; or

6.4.3	on any Application Date any amounts remain available for application in accordance with clause 8.7.7 of this Agreement, such amounts shall be applied in pre-payment of the Loans in accordance with clause 8.7.7 of this Agreement and this clause 6.4.3.

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6.5	Prepayment on Total Loss or Damage

6.5.1	Upon the date on which each of the Rig Loans, the Rig A Loan or, as the case may be, the Rig B Loan becomes prepayable under clause 6.5.1 of the Project Loan Agreement, the Borrower shall prepay each of the Loans, the Facility A Loan or, as the case may be, the Facility B Loan.

6.5.2	If, any amount of the Rig A Loan or the Rig B Loan become prepayable under clause 6.5.2 of the Project Loan Agreement, the Borrower shall prepay such amount of the Facility A Loan or, as the case may be, the Facility B Loan on the date that prepayment of the Rig A Loan or, as the case may be, the Rig B Loan is due pursuant to the Project Loan Agreement.

6.6	Amounts payable on prepayment

Any prepayment of a Facility or any part of a Facility under this Agreement shall be made together with: (a) accrued interest to the date of prepayment (calculated, in the case of any prepayment of a Bank’s Contribution to that Facility pursuant to clause 6.3 and in respect of the period during which the relevant Substitute Basis has applied by virtue of clause 5.6 (Market disruption), at a rate per annum equal to the rate certified by such Bank to be an interest rate equivalent to the aggregate of (i) the applicable Margin (for the period up to the date of prepayment) and (ii) the cost to such Bank of funding its Contribution to that Loan for such period calculated on the basis set out in clauses 5.3.2, 5.3.3 and 5.6 (where a Substitute Basis applies) and (iii) the Mandatory Cost, if any, applicable to that Bank’s Contribution to that Facility); (b) any additional amount payable under clause 8.5 (Grossing up for Taxes) or 13.2 (Increased Costs); and (c) all other sums payable by the Borrower to the relevant Bank under this Agreement and the other Facility Documents including, without limitation, any accrued commitment commission payable under clause 7.1 (Fees) and any amounts payable under clause 12.1 (Indemnities).

6.7	Notice of prepayment

Every notice of prepayment given by the Borrower shall be effective only on actual receipt by the Bank Agent, shall be irrevocable and shall oblige the Borrower to make such prepayment on the date specified. No amount prepaid may be reborrowed. The Borrower may not prepay a Loan or any part thereof save as expressly provided in this Agreement or as contemplated in the Second Option Agreement.

6.8	Replacement Schedule of Minimum Repayment Amounts

6.8.1	The Original Schedule of Minimum Repayment Amounts has been prepared on the basis that:

(a)	in respect of the A Facility, each of the assumptions set out in clause 6.8.1(a) of the Project Loan Agreement are and will be correct; and

(b)	in respect of the B Facility, each of the assumptions set out in clause 6.8.1(b) of the Project Loan Agreement are and will be correct.

6.8.2	If any or all of the assumptions made in clause 6.8.1 above in relation to a Facility proves to be incorrect the Bank Agent shall prepare a Replacement Schedule of Minimum Repayment Amounts with respect to that Facility within ten (10) Banking Days following the Rig A Charter Date of Acceptance, in the case of the A Facility, or the Rig B Charter Date of Acceptance, in the case of the B Facility, reflecting the Replacement Schedule of Minimum Repayment Amounts (as defined in the Project Loan Agreement) approved in respect of, in the case of the A Facility, the Rig A Facility or, in the case of the B Facility, the Rig B Facility and such Replacement Schedule of Minimum Repayment Amounts shall (in the absence of manifest error) replace the Original Schedule of Minimum Repayment Amounts with respect to that Facility and shall be deemed to be ‘the Schedule of Minimum Repayment Amounts’ with respect to that Facility for the purpose of this Agreement. Following receipt of the approval referred to in clause 6.8.2 of the Project Loan Agreement, the Bank Agent shall notify all other parties to this Agreement of such recalculation and provide to them a copy of the Replacement Schedule of Minimum Repayment Amounts.

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6.8.3	If at any time a prepayment of part of a Loan is made pursuant to this clause 6 (other than in accordance with clause 6.4.3 if, after the making of the relevant pre-payment referred to in clause 6.4.3, the Final Payment relating to each of the Loans will be greater than zero) or clause 13.1 the Bank Agent shall, following such prepayment, re-calculate the Original Schedule of Minimum Repayment Amounts relating to that Facility or, as the case may be, any Replacement Schedule of Minimum Repayment Amounts relating to that Facility and prepare a Replacement Schedule of Minimum Repayment Amounts relating to that Facility on the basis that in the case of any prepayment of part only of a Loan other than in accordance with clause 6.3 or clause 13.1, the amount of such prepayment shall be applied in inverse order of maturity (being first applied against the Final Payment then applicable to that Loan) or, in the case of any prepayment of part only of a Loan in accordance with clause 6.3 or clause 13.1, the amount of such prepayment shall be applied in or towards repayment of the relevant Loan and the levels of the Required Amounts relating to the Facility under which that Loan is outstanding in the Schedule of Minimum Repayment Amounts relating to that Facility shall be reduced proportionately by the amount of such prepayment and, in each case the Bank Agent shall notify all of the parties to this Agreement of such re-calculation and provide to them a copy of the Replacement Schedule of Minimum Repayment Amounts.

6.9	No reborrowing

No amount of a Facility repaid or prepaid may be reborrowed.

7	Fees and expenses

7.1	Fees

The Borrower shall pay to the Bank Agent in Dollars, in arrear on each Commitment Fee Date relating to a Facility, commitment commission for the account of each Bank computed from (and including) the date of this Agreement or, as the case may be, the immediately preceding Commitment Fee Date relating to that Facility to (but excluding) the applicable Commitment Fee Date relating to that Facility in accordance with clause 8.9 at the rate of zero point six two five per cent (0.625%) per annum on the daily undrawn amount of such Bank’s Commitment to that Facility, such commission to be payable whether or not any part of the Commitment to that Facility is ever advanced. Commitment Fees in respect of a Facility shall, subject to the provisions of clause 4.2, be capitalised and deemed to be paid by virtue of the Interest Advances deemed to be made in respect of those Commitment Fees pursuant to clause 4.2.

7.2	Expenses

The Borrower shall pay to the Bank Agent on demand:

7.2.1	all expenses, (subject to any agreed cap thereon and including legal, printing and out-of-pocket expenses, travel expenses and the fees of any technical, valuation and insurances advisers but excluding any amount in relation to management time) properly incurred (provided any expense exceeding US$5,000 shall be approved by the Borrower before being incurred, such approval not to be unreasonably withheld or delayed) by any of the Bank Beneficiaries in connection with the review of the Project Documents and the insurances, the negotiation, preparation and execution and, where relevant, the registration of this Agreement and the Facility Documents, the drawdown of any Advance, the syndication of the Facilities, the preparation and distribution of the Information Memorandum and of any amendment, variation, or extension of or supplement to, or the granting of any waiver or consent under, this Agreement or any Facility Document; and

7.2.2

all expenses (including legal, printing and out-of-pocket expenses) incurred by any of the Bank Beneficiaries in contemplation of, or otherwise in connection with, the enforcement or attempted enforcement of, or preservation or attempted preservation of any rights under, this Agreement and the Facility Documents and the exercise of the powers granted by, referred to in or otherwise contemplated by, this Agreement and the Facility Documents,

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together with interest thereon at LIBOR from (and including) the date on which such expenses were incurred and, at the rate referred to in clause 5.3 (Interest for late payment), from (and including) the date falling two (2) Banking Days after the date of demand up to (but excluding) the date of payment (as well after as before judgment) and the Bank Agent agrees to notify the Borrower of the amount of such expenses promptly after such expenses are incurred and (in the case of expenses incurred by the Bank Beneficiaries) the Bank Agent is made aware thereof.

7.3	Stamp taxes

The Borrower shall pay and, within three (3) Banking Days of demand, indemnify each Bank Beneficiary against any cost, loss or liability that Bank Beneficiary incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of the Transaction Documents.

7.4	Value added tax

7.4.1	All consideration or sums expressed to be payable under the Facility Documents by any party to a Bank Beneficiary shall be deemed to be exclusive of any VAT. Subject to clause 7.4.2 below, if VAT is chargeable on any supply made by any Bank Beneficiary to any party in connection with the Facilities or either of them, that party shall pay to that Bank Beneficiary (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT.

7.4.2	If VAT is chargeable on any supply made by any Bank Beneficiary (the “Supplier”) to any other Bank Beneficiary (the “Recipient”) in connection with the Facility Documents, and any party is required by the terms of the Facility Documents to pay an amount equal to the consideration for such supply to the Supplier, such party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT.

7.4.3	Where a Bank Beneficiary requires any party to reimburse a Bank Beneficiary for any costs or expenses, that party shall also at the same time pay and indemnify the Bank Beneficiary against all VAT incurred by the Bank Beneficiary in respect of those costs or expenses to the extent that the Bank Beneficiary reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of the VAT.

7.5	Indemnity in respect of stamp and other duties

The Borrower shall indemnify each of the Bank Beneficiaries against any liability arising by reason of any delay or omission by the Borrower to pay any such stamp, documentary, registration or other duties or taxes.

8	Payments and Taxes; accounts and calculations

8.1	No set-off or counterclaim; distribution to the Banks

The Borrower acknowledges that in performing its obligations under this Agreement, the Banks will be incurring liabilities to third parties in relation to funding of amounts to the Borrower (such liabilities matching the liability of the Borrower to the Banks) and that it is reasonable for the Banks to be entitled to receive payments from the Borrower gross (as provided herein) on the due date in order that the Banks are put in a position to perform their matching obligations to the relevant third parties. Accordingly, all payments to be made by the Borrower under this Agreement and any of the Facility Documents shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 8.5 (Grossing up for Taxes), free and clear of any deductions or withholdings, in Dollars (except for costs, charges or expenses which shall be payable in the currency in which they are incurred) on the due date to the account of the Bank Agent at such bank as the Bank Agent may from time to time specify for this purpose. Save where this Agreement and/or the Facility Documents provides for a payment to be made for the account of a particular Bank (including, without limitation, clauses 5.6 (Market disruption; non-availability), 6.3 (Additional Voluntary Prepayment), 6.4 (Mandatory Prepayment), 7 (Fees and expenses), 8.5 (Grossing up for Taxes), 12.1 (Miscellaneous Indemnities), 12.2 (Currency Indemnity), 13.1 (Unlawfulness) and 13.2 (Increased costs)) in which case the Bank Agent shall distribute the relevant payment to the Bank concerned,

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payments to be made by the Borrower under this Agreement and/or the Facility Documents shall be for the account of all the Banks and the Bank Agent shall forthwith distribute such payments in like funds as are received by the Bank Agent to the Banks rateably in accordance with their Commitments or Contributions, as the case may be, subject always to clause 14.2 (Pro-rata payments).

8.2	Payments by the Banks

All sums to be advanced by the Banks to the Borrower under this Agreement shall be remitted in Dollars on the relevant Drawdown Date to the account of the Bank Agent at such account as the Bank Agent may from time to time notify the Banks and the Borrower directs the Bank Agent that all such sums shall be paid by the Bank Agent on such date in like funds as are received by the Bank Agent to the Funding Account which the Borrower acknowledges and agrees shall constitute the borrowing thereof by the Borrower.

8.3	Non-Banking Days

When any payment under this Agreement would otherwise be due on a day which is not a Banking Day, the due date for payment shall be postponed to the next following Banking Day, unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

8.4	Bank Agent may assume receipt

Where any sum is to be paid under this Agreement or any of the other Facility Documents to the Bank Agent for the account of another person, the Bank Agent may assume that the payment will be made when due and may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Bank Agent, then the person to whom such sum was so made available shall on request refund such sum to the Bank Agent together with interest thereon sufficient to compensate the Bank Agent for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable shall indemnify the Bank Agent for any and all loss or expense which the Bank Agent may sustain or incur as a consequence of such sum not having been paid on its due date.

8.5	Grossing-up for Taxes

8.5.1	If at any time the Borrower is required to make any deduction or withholding in respect of Taxes from any payment due under this Agreement and/or the Facility Documents for the account of any Bank Beneficiary (or if the Bank Agent is required to make any such deduction or withholding from a payment to another Bank Beneficiary) the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, each Bank Beneficiary receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Borrower shall indemnify each Bank Beneficiary against any losses or costs incurred by any of them by reason of any failure of the Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Borrower shall promptly deliver to the Bank Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any such deduction or withholding.

8.5.2	The Borrower shall not be required to make any increased payment under this clause 8.5 if the requirement to make such payment arises solely as a consequence of:

(a)	the breach by any Bank Beneficiary of its express obligations under this Agreement or any of the Facility Documents; or

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(b)	any assignment or transfer by any Bank Beneficiary of its rights under this Agreement or any Facility Document, or a change in its Facility Office other than an assignment, transfer or change:

(i)	permitted or required by this Agreement (subject always to clause 15.8 (Facility Offices)) or the relevant Facility Document;

(ii)	effected in order to reduce or mitigate any requirement to make any increased payment where such assignment, transfer or change is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to such proposed assignment, transfer or change, the Borrower shall be obliged to make the applicable deduction or withholding or other increased payment or to prepay the Loans advanced in accordance with clauses 6.2 and 6.3 above); or

(iii)	following any request by the Borrower, any member of the Group or the Parent Sponsor.

8.5.3	If any Bank Beneficiary determines in its absolute discretion acting in good faith that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which the Borrower has made an increased payment under this clause 8.5 that Bank Beneficiary shall, provided always that the applicable Bank Beneficiary has received all amounts which are then due and payable by the Borrower and/or any other Security Party under any of the provisions of the Facility Documents, pay to the Borrower (to the extent that the applicable Bank Beneficiary can do so without prejudicing the amount of that benefit and the right of that Bank Beneficiary to obtain any other benefit, relief or allowance which may be available to it) such amount, if any, as that Bank Beneficiary shall determine in its absolute discretion (acting in good faith) will leave that Bank Beneficiary in no better and no worse position than that Bank Beneficiary would have been in if the deduction or withholding had not been required and that it retains no benefit as a result of the benefit of such deduction (such payment to be made on or prior to the date falling three (3) Banking Days after the date of such determination),

PROVIDED THAT:

(a)	the applicable Bank Beneficiary shall have an absolute discretion as to the time at which and the order and manner in which it realises or utilises any Tax benefit;

(b)	the applicable Bank Beneficiary shall provide reasonable details of the basis of such determination but shall not be obliged to disclose any information regarding its business, Tax affairs or Tax computations which that Bank Beneficiary considers to be confidential;

(c)	if the applicable Bank Beneficiary has made a payment to the Borrower pursuant to this clause 8.5.3 on account of any Tax benefit and it subsequently transpires that that Bank Beneficiary did not receive that Tax benefit, or received a lesser Tax benefit, the Borrower shall pay on demand to that Bank Beneficiary such sum as that Bank Beneficiary may determine as being necessary to restore the after-Tax position of that Bank Beneficiary to that which it would have been had no adjustment under this proviso (c) been necessary; and

(d)	the applicable Bank Beneficiary shall not be obliged to make any payment under this clause 8.5.3 if, by doing so, it would contravene the terms of any applicable law or any notice, direction or requirement of any governmental or regulatory authority (whether or not having the force of law).

8.6	Accounts

Each Bank shall maintain, in accordance with its usual practices, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under this Agreement. The Bank Agent shall maintain a control account showing the Facilities, Loans and other sums

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owing by the Borrower under this Agreement and all payments in respect thereof made by the Borrower from time to time. The control account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrower under this Agreement.

8.7	Application of payments prior to the Termination Date

Prior to the occurrence of a Termination Date, (a) all amounts from time to time received by the Borrower during the Security Period funded by any Swap Rebate, shall be held in the Revenue Account and shall be applied in or towards the obligations of the Borrower to pay interest on the Loans pursuant to clause 5.1 of this Agreement, and (b) on each Application Date relating to a Facility which falls during the Security Period prior to the occurrence of a Termination Date relating to that Facility on which a payment is due to be made by the Borrower under this Agreement or any of the Facility Documents, the Bank Agent shall apply any monies standing to the credit of the Revenue Account (after providing for any Losses ranking by law in priority to the Secured Obligations) in paying the following amounts in the following order:

8.7.1	first, in or towards payment, on a pro rata basis, of any unpaid costs and expenses of the Bank Agent and the Bank Trustee under this Agreement and/or any other Facility Document;
8.7.2	second, in or towards payment to the Banks, on a pro rata basis, of any Commitment Fee payable under clause 7.1 of this Agreement in respect of the undrawn Total Commitment of that Facility which shall have become due but remains unpaid;

8.7.3	third, in or towards payment, on a pari passu basis to the Banks, on a pro rata basis, of any accrued interest (including default interest) which shall have become due under this Agreement and/or the Facility Documents in relation to that Facility but remains unpaid;

8.7.4	fourth, in or towards repayment to the Banks of any other sum which shall have become due to the Banks under this Agreement and/or the Facility Documents in relation to that Facility but remains unpaid (other than the Required Amount relating to that Facility due on that Application Date but including any premiums payable in respect of the mortgagees’ interest insurance from time to time taken out in respect of that Facility by or on behalf of the Banks, if such premiums have not been paid pursuant to clause 5.2.5 of the Deed of Proceeds and Priorities) and, if more than one such sum so remains unpaid, the application shall be made on a pro rata basis;

8.7.5	fifth, in or towards repayment to the Banks of the Loan advanced under that Facility in an amount equal to the Required Amount relating to that Facility;

8.7.6	sixth, in or towards application in accordance with clauses 8.7.2, 8.7.3, 8.7.4 and 8.7.5 (as if references therein to a Facility and Loan were references to the other Facility and the other Loan);

8.7.7	seventh, in or towards prepayment, in inverse order of maturity (being first applied against the Final Payment then applicable to the relevant Loan) of each of the Loans to the Banks as contemplated in clause 6.4.3 of this Agreement in equal amounts of the balance remaining after application under sub-clauses 8.7.1 to 8.7.6 above, and thereupon the Total Commitment relating to each Facility shall be further reduced by the amount of any application to that Loan pursuant to this sub-clause 8.7.7 and each Bank’s Commitment to that Facility shall be further reduced by that Bank’s Share of the amount of such application.

At any time prior to the occurrence of an Event of Default which is continuing the Bank Agent may, but only with the agreement of all the Banks and the Borrower, vary the order of application set out in clauses 8.7.1 to 8.7.6.

8.8	Application of payments after the Termination Date

Upon and following the Termination Date relating to a Facility, the Bank Agent shall apply the proceeds of realisation of any Collateral and any other moneys received under or pursuant to this Agreement and the Facility Documents in paying the following amounts in the following order:

8.8.1	first, in or towards reimbursing all and any Expenses properly suffered, incurred or paid by any Bank Beneficiary or any Insolvency Official and all and any remuneration payable to any Insolvency Official;

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8.8.2	second, in or towards payment and discharge, on a pari passu basis, of the Secured Obligations (for further application in accordance with clause 8.7); and

8.8.3	third, an amount equal to the balance (if any) shall be paid to the Security Party entitled thereto.

8.9	Calculations

All interest, commitment commission and other payments of an annual nature under this Agreement and the Facility Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360 day year. In calculating the actual number of days elapsed in a period which is one of a series of consecutive periods with no interval between them or a period on the last day of which any payment falls to be made in respect of such period, the first day of such period shall be excluded but the last day included.

8.10	Certificates conclusive

Any certificate or determination of the Bank Agent or any Bank as to any rate of interest or any other amount payable under this Agreement or any Facility Document shall, in the absence of manifest error, be conclusive and binding on the Borrower and (in the case of a certificate or determination by the Bank Agent) on the Banks.

9	Representations and warranties

The Borrower represents and warrants to each of the Bank Beneficiaries that:

9.1	Status

9.1.1	it is a limited liability partnership, duly formed and validly existing under the laws of The Netherlands; and

9.1.2	it has the power to own its assets and carry on its business as it is being conducted.

9.2	Binding obligations

subject to the Legal Reservations:

9.2.1	the obligations expressed to be assumed by it in each Transaction Document to which it is or will be a party are legal, valid, binding and enforceable obligations; and

9.2.2	(without limiting the generality of clause 9.2.1 above), each Security Document to which it is or will be a party creates or will create the security interests which that Security Document purports to create and those security interests are or will be valid and effective.

9.3	Non-conflict with other obligations

the entry into and performance by it of, and the transactions contemplated by, the Transaction Documents to which it is a party and the granting of the security constituted or purported to be constituted under the Security Documents to which it is a party do not and will not conflict with:

9.3.1	any law or regulation applicable to it (including, but not limited to, Environmental Laws);

9.3.2	its constitutional documents; or

9.3.3	any agreement or instrument binding upon its assets or constitute a default or termination event (however described) under any such agreement or instrument.

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9.4	Power and authority

9.4.1	it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is or will be a party and the transactions contemplated by those Transaction Documents; and

9.4.2	no limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

9.5	Validity and admissibility in evidence

9.5.1	all Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(b)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect except any Authorisation referred to in clause 9.8 (No filing or stamp taxes); and

9.5.2	every Authorisation, which is at the relevant time required by it in connection with the conduct of its business and the ownership, operation, use, exploitation or occupation of its property and assets, has been obtained and is in full force and effect and there has been no default in the observance of the conditions and restrictions (if any) imposed in, or in connection with, any of the same which could result in the revocation, suspension, variation, withdrawal or non-renewal of the same and, to the knowledge of its officers, no circumstances have arisen whereby any remedial action is reasonably likely to be required to be taken by, or at the expense of, the Borrower under or pursuant to any law or regulation applicable to the business, property or assets of the Borrower.

9.6	Governing law and enforcement

subject to any applicable Legal Reservations,

9.6.1	the choice of governing law of the Facility Documents will be recognised and enforced in its Relevant Jurisdictions; and

9.6.2	any judgment obtained in relation to a Facility Document in the jurisdiction of the governing law of that Facility Document will be recognised and enforced in its Relevant Jurisdictions.

9.7	Insolvency

no:

9.7.1	corporate action, legal proceeding or other procedure or step described in clause 11.1.8 (Insolvency); or

9.7.2	legal process described in clause 11.1.7 (Legal process),

has been taken or, to its knowledge, threatened against it.

9.8	No filing or stamp taxes

under the laws of its Relevant Jurisdiction it is not necessary that the Facility Documents or any of them be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Facility Documents or the transactions contemplated by the Facility Documents except such filings as may be referred to in the legal opinions referred to in paragraph 4 of part 1 of Schedule 3 which registrations and filings will be made promptly after the date of the relevant Facility Document.

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9.9	Deduction of Tax

it is not required to make any deduction for or on account of Tax from any payment it may make under any Facility Document.

9.10	No Default

9.10.1	no Event of Default and, on the date of this Agreement and the Closing Date, no Default is continuing or is reasonably likely to result from the making of any Advance or the entry into, the performance of, or any transaction contemplated by, any Transaction Document; and

9.10.2	no other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which constitutes a Material Adverse Effect.

9.11	No misleading information

save as disclosed in writing to the Agent prior to the date of this Agreement:

9.11.1	all material information provided to a Bank Beneficiary by or on behalf of the Borrower on or before the date of this Agreement and not superseded before that date is accurate and not misleading in any material respect and all projections provided to any Bank Beneficiary by or on behalf of the Borrower on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied; and

9.11.2	all other written information provided by or on behalf of the Borrower (including its advisers) to a Bank Beneficiary was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect.

9.12	Financial Statements

the financial statements will be prepared in accordance with the Accounting Principles consistently applied.

9.13	No proceedings pending or threatened

no litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to constitute a Material Adverse Effect, have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it.

9.14	No breach of laws

to the best of its knowledge and belief, it has not breached any law or regulation which breach constitutes or is reasonably likely to constitute a Material Adverse Effect.

9.15	Environmental laws

9.15.1	it is in compliance with all applicable Environmental Laws and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance; and

9.15.2	no Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against it.

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9.16	Taxation

9.16.1	it is not materially overdue in the filing of any Tax returns and it is not overdue in the payment of any amount in respect of Tax;

9.16.2	no claims or investigations are being, or are reasonably likely to be, made or conducted against it with respect of Taxes; and

9.16.3	it is resident for Tax purposes only in The Netherlands.

9.17	Security and Financial Indebtedness

9.17.1	no Security exists over all or any of its present or future assets other than as expressly permitted or required by the Facility Documents; and

9.17.2	has no Indebtedness outstanding other than pursuant to the Transaction Documents.

9.18	Ranking

the Security granted or purported to be granted under the Security Documents has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security.

9.19	Good title to assets

it has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

9.20	Legal and beneficial ownership

it is the sole legal and beneficial owner of the respective assets over which it purports to grant Security pursuant to the Security Documents.

9.21	Partnership Interests

the partnership interests in the Borrower are fully paid and not subject to any option to purchase or similar rights. There are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any partnership or loan capital of the Borrower (including any option or right of pre-emption or conversion).

9.22	No adverse consequences

9.22.1	it is not necessary under the laws of its Relevant Jurisdictions:

(a)	in order to enable any Bank Beneficiary to enforce its rights under any Facility Document; or

(b)	by reason of the execution of any Facility Document or the performance by it of its obligations under any Facility Document,

that any Bank Beneficiary should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions; and

9.22.2	no Bank Beneficiary is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Facility Document.

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9.23	No immunity

neither it nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding in any Relevant Jurisdiction (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

9.24	Earnings

there is no agreement or arrangement whereby any amount payable to the Borrower under the Mimosa Shareholder Agreement may be shared with any other person otherwise than as expressly permitted by the terms of the Facility Documents.

9.25	No Encumbrances

none of its business, undertaking, assets, property, rights and revenues is subject to any Encumbrance, other than Permitted Encumbrances.

9.26	Other business

it (a) is not currently involved in any business whatsoever, other than as contemplated by the Transaction Documents and (b) has no Subsidiaries nor owns shares or any equity interest in any person save for Mimosa.

9.27	Ownership

Limited Partner directly holds, and controls in excess of ninety nine point nine nine nine nine per cent. (99.9999%) of the partnership interests in the Borrower and Stichting holds and controls all of the balance of those partnership interests.

Pensions

neither it nor any of its Subsidiaries has nor at any time has had a place of business, or employed any person, in the United Kingdom.

9.28	Times when representations made

9.28.1	all the representations and warranties in this clause 9 are made by the Borrower on the date of this Agreement;

9.28.2	all the representations and warranties in this clause 9 are deemed to be made by the Borrower on the Closing Date; and

9.28.3	the Repeating Representations are deemed to be made by the Borrower on the date of each Drawdown Notice and on the first day of each Interest Period (except that those contained in clause 9.12 will cease to be so made once subsequent financial statements have been delivered under this Agreement).

10	Covenants and Undertakings

Information Undertakings

The undertakings in this clause 10 remain in force from the date of this Agreement for so long as any amount is outstanding under the Facility Documents or any Commitment is in force.

10.1.1	Year-end

The Borrower shall not change its Accounting Reference Date.

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10.1.2	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of the Borrower or any other Security Party or the composition of the partners or shareholders (as the case may be) of the Borrower or any other Security Party after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Bank of any of its rights and/or obligations under this Agreement to a party that is not a Bank prior to such assignment or transfer,

obliges the Bank Agent, the Bank Trustee or any Bank (or, in the case of paragraph (iii) above, any prospective new Bank) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Bank Agent, the Bank Trustee or any Bank supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Bank Agent or the Bank Trustee (for itself or on behalf of any Bank) or any Bank (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Bank) in order for the Bank Agent, the Bank Trustee, such Bank or, in the case of the event described in paragraph (iii) above, any prospective new Bank to carry out and be satisfied with the results of all necessary “know your customer” or other checks in relation to any relevant person pursuant to the transactions contemplated in the Facility Documents.

(b)	Each Bank shall promptly upon the request of the Bank Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Bank Agent (for itself) in order for the Bank Agent to carry out and be satisfied with the results of all necessary “know your customer” or other checks on that Bank or prospective new Bank pursuant to the transactions contemplated in the Facility Documents.

10.2	Covenants

The Borrower undertakes with each of the Bank Beneficiaries that, from the date of this Agreement and so long as any moneys are owing under this Agreement or any of the Facility Documents or any Commitment is in force, it will:

10.2.1	Notice of Default

promptly upon becoming aware of the same inform the Bank Agent (a) of any occurrence which might adversely affect its ability to perform its obligations under this Agreement and/or the Facility Documents to which it is party including, but not limited to any circumstances in which this Agreement or any of the Facility Documents to which the Borrower is party have become or are alleged by any party thereto (other than the Bank Beneficiaries) to have become ineffective or in which it has become or is to become unlawful for the Borrower or any other Security Party to perform or to continue to perform its obligations under this Agreement or the applicable Facility Document and (b) of any Default under this Agreement or any of the Facility Documents to which the Borrower is party and (c) from time to time, if so requested by the Bank Agent, confirm to the Bank Agent in writing that, save as otherwise stated in such confirmation, so far as it is aware no Default under this Agreement or any of the Facility Documents to which the Borrower is party has occurred and is continuing;

10.2.2	Authorisations and licences

without prejudice to clause 3 (conditions) and clause 9 (representations and warranties) (i) obtain or cause to be obtained, maintain or cause to be maintained in full force and effect at the

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time that the same are required and promptly renew or cause to be renewed and comply in all material respects with the conditions and restrictions (if any) imposed in, or in connection with, every Authorisation including, without limitation, all Authorisations which are applicable to the Borrower and the transactions contemplated hereby; and (ii) if requested by the Bank Agent deliver to the Bank Agent a report in relation to the status of the Authorisations and any qualifications, limitations or restrictions thereon, provided that the Borrower shall only be obliged to deliver one such report each year, unless a Default shall have occurred and be continuing, in which case the Borrower shall deliver a further report if so requested by the Bank Agent; and (iii) do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under applicable law for the continued due performance, validity, legality, priority and enforceability of all its obligations under this Agreement and the Facility Documents to which the Borrower is party;

10.2.3	Use of proceeds

use the Advances under this Agreement exclusively for the purpose specified in clause 1.1 (purpose) and not use the proceeds of any Advance for an illegal purpose or otherwise not in compliance with any applicable law;

10.2.4	Pari passu

ensure that at all times any unsecured and unsubordinated claims of a Bank Beneficiary against it under the Facility Documents shall rank at least pari passu with all its other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

10.2.5	Action of Borrower

at any time after the occurrence of an Event of Default which is continuing or after the whole principal amount of a Loan has become due and payable pursuant to any provision of the Facility Documents, the Borrower shall from time to time take such action, make such requests or demands and give such notices and certificates (including, without limitation, any lawful demand for payment under any of the Transaction Documents) as the Bank Agent or the Bank Trustee may reasonably request in order to enforce or preserve any rights, remedies or claims (a) of any Bank Beneficiary under any Transaction Document to which the Borrower is a party or (b) which is the subject of any Security Document to which the Borrower is a party and shall not, without the prior written consent of the Agents, take any steps to enforce or exercise, and shall take such reasonable steps as the Bank Agent or the Bank Trustee may direct to enforce or exercise, any rights, remedies, powers and privileges under any of the Security Documents;

10.2.6	Compliance with laws and regulations

comply with the terms and conditions of all laws, regulations, agreements, licences and concessions to which it may be subject;

10.2.7	Accounts

(a)	open no bank accounts other than (i) the Funding Account, (ii) the Revenue Account and (iii) such other accounts as from time to time may be approved by the Bank Agent;

(b)	maintain no bank accounts other than (i) the Funding Account, (ii) the Revenue Account and (iii) any other account(s) as may be approved by the Bank Agent as contemplated in sub-paragraph (iii) of paragraph (a) of this clause 10.2.7;

(c)	maintain the Funding Account and the Revenue Account with the Account Bank;

(d)	use all reasonable endeavours to procure that Mimosa pays all amounts payable to the Borrower under the Mimosa Shareholder Agreement and the First Option Agreement into the Revenue Account; and

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(e)	require the Bank Trustee and the Bank Agent to apply all amounts payable to the Borrower under the Mimosa Shareholder Agreement and the First Option Agreement into the Revenue Account, in payment of any Bank Borrower Shortfall Amount (as defined in the Co-ordination Deed) and/or in accordance with clause 8.7 or clause 8.8 hereof, as the case may be;

10.2.8	Disputes and litigation

promptly upon becoming aware of the same, inform the Bank Agent of the commencement of any litigation, arbitration or administrative proceedings against the Borrower, or if any such proceedings are threatened against the Borrower;

10.2.9	Taxes

promptly upon becoming aware of the same, notify the Bank Agent of the imposition or the proposed levy of any Taxes (by withholding or otherwise) on any payment to be made by the Borrower under any Facility Document to which it is a party;

10.2.10	Money laundering

in relation to the borrowing of the Advances, the performance and discharge of its obligations and liabilities under this Agreement or any of the Facility Documents to which it is a party and the transactions and other arrangements effected or contemplated by this Agreement or any of the Facility Documents to which it is a party, act for its own account and the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure which has been implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities);

10.2.11	Ownership

procure that Limited Partner continues to directly hold, and control, in excess of ninety nine point nine nine nine nine per cent. (99.9999%) of the partnership interests in the Borrower and Stichting continues to hold and control all of the balance of those partnership interests;

10.2.12	Further assurance

promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Bank Trustee may reasonably specify (and in such form as the Bank Trustee may reasonably require in favour of the Bank Trustee or its nominee(s)):

(a)	to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Security Documents) or for the exercise of any rights, powers and remedies of the Bank Trustee or the Bank Beneficiaries provided by or pursuant to the Facility Documents or by law;

(b)	to confer on the Bank Trustee or confer on the Bank Beneficiaries Security over any property and assets of any Security Party located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(c)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Security Documents.

The Borrower shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Bank Trustee or the Bank Beneficiaries by or pursuant to the Security Documents; and

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10.2.13	Payments

Pay all amounts received by it (other than Funding CV Shortfall Amounts (as defined in the Coordination Deed)) to the Bank Agent in accordance with clause 8.7, or as the case may be, clause 8.8 of this Agreement.

10.3	Further Covenants

The Borrower shall not without the prior written consent of (i) in the case of clause 10.3.1 and clause 10.3.15, the Bank Agent acting with the consent of all of the Banks (acting reasonably) or (ii) in the case of clauses 10.3.2 to 10.3.14 (inclusive) the Bank Agent acting with the consent of the Majority Banks and after consultation with all the Banks (acting reasonably):

10.3.1	Cancellation and termination

determine, cancel, rescind or otherwise terminate any Transaction Document to which it is or becomes a party or consent to or accept any determination, cancellation, rescission or termination thereof, other than (a) pursuant to the express terms thereof, or (b) at the request of the Bank Trustee acting on behalf of the Banks;

10.3.2	No prejudicial action

do anything and shall not take any action against any person (including, without limitation, any Insolvency Official or similar officer of, or any creditor of, the Borrower or any other person claiming through, under or in place of the Borrower) which has or is reasonably likely to have the effect of prejudicing any Encumbrance created by any Security Document in favour of any Bank Beneficiary;

10.3.3	Other agreements

enter into any contract or agreement with any person and will not otherwise create or incur any liability to any person other than as required in the fulfilment of the Borrower’s obligations to the Banks and as provided for in, or as permitted by, the Transaction Documents and arrangements entered into as a result thereof and each other document required to be executed and delivered by it in accordance with the provisions hereof or thereof and such overhead expenses as may arise in the ordinary course of carrying on its business in compliance with clause 10.2 above;

10.3.4	No disposal

other than pursuant to, or as permitted by, the terms of the Transaction Documents it shall not sell, transfer, assign, pledge, charter, discount or otherwise dispose of or permit any third party right to arise over or in relation to any of its present and future business, undertaking, assets, rights and revenues, including, but not limited to, its title, rights or interests in or to a Rig or any of its assets or property the subject or purported to be the subject of any Security Document and shall not otherwise deal with, and shall not agree or attempt or purport to agree or create or permit to arise or subsist any of the same or cease to exercise direct control over the same, whether by one or a series of transactions, related or otherwise;

10.3.5	Indebtedness

at any time after the date of this Agreement, incur, assume or undertake any indebtedness, issue any guarantees or make, incur, assume or undertake any other financial commitment, obligation or liability whatsoever;

10.3.6	Partnership Interests

issue or cancel any partnership interests or amend its constituent documents;

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10.3.7	Merger or transfer

enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or transfer all or any of its business, undertaking, assets, rights and/or revenues to any other person;

10.3.8	Encumbrances

create, purport or attempt to create or permit to be created any Encumbrance (other than Permitted Encumbrances) over any of its business, undertaking, assets, rights and revenues;

10.3.9	No obligations or assets

undertake, incur or assume any obligation or liability whatsoever other than its obligations and liabilities pursuant to this Agreement and the other Transaction Documents to which it is party and not acquire any assets, rights or revenues other than its Assigned Property;

10.3.10	Other business

undertake or become involved in any business whatsoever other than as contemplated by the Transaction Documents;

10.3.11	Subsidiaries

acquire or establish any Subsidiaries (other than Mimosa) or hold any share or stock or interest in any corporate entity of any kind or in any partnership;

10.3.12	No Borrowings

incur, assume or undertake any liability or obligations for or in respect of any Borrowed Money other than pursuant to the Facility Documents;

10.3.13	Sharing of Earnings

save as required by the terms of the Facility Documents, enter into or purport or agree to enter into any agreement or arrangement whereby any amount payable to the Borrower under the Mimosa Shareholder Agreement may be shared with or secured in favour of any other person;

10.3.14	No winding up

take any corporate or other action or commence any legal proceedings for its winding-up, dissolution, administration or reorganisation or for the appointment of an Insolvency Official of it or any of its assets or revenues; and

10.3.15	Amendment

amend, vary, modify, supplement, restate, novate or replace or agree or consent to any amendment, modification, supplement, variation, or any restatement, novation or replacement of, or grant any waiver or release under or in respect of any Transaction Document to which the Borrower is or becomes a party.

11	Events of Default

11.1	Each of the events and circumstances set out below is an Event of Default (whether or not caused by any reason outside the control of the Borrower):

11.1.1	Non-payment: the Borrower or any other Security Party fails to pay any sum due from it under this Agreement or any Facility Document in the currency, at the time and in the manner stipulated herein or therein and such non payment is not remedied within five (5) Banking Days of the due date thereof; or

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11.1.2	Breach of obligations under Mimosa Shareholder Agreement: the Borrower, Mimosa or Centaurus commits any breach of or omits to observe any of the covenants, obligations or undertakings expressed to be assumed by it under the Mimosa Shareholder Agreement; or

11.1.3	Breach of obligations in relation to the Accounts: the Borrower or Mimosa commits any breach of or omits to observe any of the covenants, obligations and undertakings expressed to be assumed by it under the Funding CV Account Pledge or, as the case may be, the Mimosa Account Pledge, or there occurs any breach of clause 10.2.7 of this Agreement or clause 10.2 of the Co-ordination Deed, or any moneys standing to the credit of the Accounts are or become subject to any attachment or similar type of order unless the Bank Agent, acting with the consent of and after consultation with the Majority Banks, (i) is satisfied that such attachment or similar order is frivolous or vexatious, and such attachment or similar order is lifted or released within ten (10) Banking Days, (ii) determines that such breach is not material, or (iii) determines that such breach is capable of remedy, and the applicable breach is remedied to the satisfaction of the Bank Agent within ten (10) Banking Days of the occurrence thereof; or

11.1.4	Breach of other obligations: the Borrower or any other Security Party commits any breach of or omits to observe any of the covenants, obligations or undertakings expressed to be assumed by it under this Agreement or the Facility Documents (other than those referred to in clauses 11.1.1, 11.1.2 and 11.1.3 above or clause 11.1.17 below) unless the Bank Agent, acting with the consent of and after consultation with the Majority Banks, (i) determines that such breach is not material, or (ii) determines that such breach is capable of remedy and the applicable breach is remedied to the satisfaction of the Bank Agent by the expiry of any applicable period (or, where no remedy period is prescribed by this Agreement or the relevant Facility Document) the date falling thirty (30) days after the date on which the Bank Agent notified the Borrower or the applicable Security Party of such default; or

11.1.5	Misrepresentation: any representation or warranty on the part of the Borrower or any other Security Party made or deemed to be made or repeated in or pursuant to this Agreement or any of the Facility Documents or in any notice, certificate or statement referred to in or delivered under this Agreement or any of the Facility Documents is or proves to have been incorrect or misleading in any material respect when made or when deemed to be made or repeated; or

11.1.6	Legal process:

(a)	any judgment or order is made against the Borrower, Becrux, Centaurus, Limited Partner, Stichting or Mimosa and such judgment or order is not stayed or complied with by the date falling seven (7) days thereafter; or

(b)	a creditor attaches, or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of the Borrower, Becrux, Centaurus, Limited Partner, Stichting or Mimosa and in each case such attachment, possession, distress, execution, sequestration or other process constitutes a Material Adverse Effect and is not discharged by the date falling seven (7) days thereafter; or

11.1.7	Insolvency: any Insolvency Event occurs in relation to any of the Borrower, Centaurus, Becrux, Limited Partner, Stichting and Mimosa; or

11.1.8	Qualification of financial statements: the auditors of the Borrower qualify their report on the audited financial statements of the Borrower in any way whatsoever considered by the Bank Agent acting on behalf of and after consultation with the Majority Banks (acting reasonably) to be material and such qualification is not remedied within thirty (30) days from the date of such qualification; or

11.1.9	Cessation of business: the Borrower or any other Security Party suspends or ceases or threatens to suspend or cease to carry on its business; or

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11.1.10	Seizure: all or a material part of the assets forming any part of the Collateral is seized, nationalised, expropriated, confiscated or compulsorily acquired by or under the authority of any government; or

11.1.11	Change of Control: Constellation ceases to own (directly or indirectly) one hundred per cent. (100%) of the voting ordinary shares in the capital of Mimosa or any breach of clause 10.2.11 occurs; or

11.1.12	Repudiation: any party thereto repudiates this Agreement or any of the Facility Documents or does or causes or permits to be done any act or thing evidencing an intention by it to repudiate this Agreement or any of the Facility Documents; or

11.1.13	Encumbrances: any Encumbrance (other than a Permitted Encumbrance) in respect of any asset or property forming part of the Collateral becomes enforceable; or

11.1.14	Material events: any other event occurs or circumstance (other than any event or circumstance expressly contemplated by clauses 11.1.1 to 11.1.13 above or 11.1.15 to 11.1.17 below) arises which, in the reasonable opinion of the Bank Agent acting with the consent of and after consultation with the Majority Banks, constitutes a Material Adverse Effect and, if remediable, such event or circumstance has not been remedied to the satisfaction of the Bank Agent (acting with the consent of and after consultation with the Majority Banks) by the date falling thirty (30) days after the occurrence of such event or circumstance; or

11.1.15	Litigation: any litigation, arbitration or administrative proceeding is commenced or threatened against any Security Party (or their respective assets) which in the reasonable opinion of the Bank Agent acting with the consent of and after consultation with the Majority Banks (following notification of such proceeding by the Borrower in accordance with clause 10.2.8 of this Agreement or by the applicable Security Party in accordance with the equivalent provisions in the Facility Documents to which the affected Security Party is a party), (i) is likely to be adversely determined and (ii) if adversely determined is likely to constitute a Material Adverse Effect; or

11.1.16	Project Loan: any Event of Default (as defined in the Project Loan Agreement) occurs; or

11.1.17	IFC Agreement: IFC notifies the Bank Agent (which notification shall include such information regarding the relevant failure as IFC believes to be reasonable) that the Sponsor or Constellation has failed to perform or comply with any of its obligations and liabilities under the IFC Agreement, and such failure is not waived thirty (30) days after receipt of such notice by the Bank Agent acting with the consent of and after consultation with the Majority Banks.

11.2	Borrower acknowledgement

The Borrower acknowledges and agrees that the occurrence of an Event of Default shall be a breach of condition which the Banks are entitled to treat as a repudiation by the Borrower of this Agreement and the Bank Agent (on behalf of the Banks) shall be entitled to give a notice to the Borrower in accordance with clause 11.3 below.

11.3	Acceleration

The Bank Agent may, and if so requested by the Majority Banks shall, without prejudice to any other rights of the Bank Beneficiaries, at any time after the happening of an Event of Default which is continuing by notice to the Borrower:

11.3.1	declare that the obligation of each Bank to make its Commitments available shall be terminated, whereupon the Total Commitments shall be reduced to zero forthwith; and/or

11.3.2	declare that the Loans and all interest and Commitment Fee accrued and all other sums payable under this Agreement and the Facility Documents have become immediately due and payable or have become due and payable on demand, whereupon the same shall, immediately or in accordance with the terms of such notice, become so due and payable; and/or

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11.3.3	declare that the Security Documents (or any of them) have become enforceable whereupon the same shall be enforceable; and/or

11.3.4	exercise or direct the Bank Trustee to exercise any or all of its rights, remedies, powers or discretions under the Facility Documents.

On or at any time after the making of any such declaration, the Bank Agent shall be entitled, to the exclusion of the Borrower (and without prejudice to clause 5.3 (interest for late payment)), to select the duration of Interest Periods.

11.4	Demand basis

If, pursuant to clause 11.3, the Bank Agent declares the Loans to be due and payable on demand then the Bank Agent may (and, if so instructed by the Majority Banks, shall) at any time by written notice to the Borrower (a) call for repayment of the Loans on such date as may be specified in such notice, whereupon the Loans shall become due and payable on the date so specified together with all interest and fees and Commitment Fee accrued and all other sums payable under this Agreement or (b) withdraw such declaration with effect from the date specified in such notice.

12	Indemnities

12.1	Miscellaneous indemnities

The Borrower shall on demand indemnify each Bank Beneficiary without prejudice to any of their other rights under this Agreement and the Facility Documents, against any loss (including loss of Margin, but only loss of Margin in respect of the actual Contributions of each Bank to the Loans at the relevant time) or expense which such Bank Beneficiary shall certify (subject always to clause 8.10 (Certificates conclusive)) as sustained or incurred by it as a consequence of:

12.1.1	any default in payment by any Security Party of any sum under this Agreement or any of the Facility Documents when due;

12.1.2	subject to any exclusion in the final paragraph of clause 12.3.1 below, the occurrence of any other Default;

12.1.3	the exercise by the Bank Trustee of any or all of its rights under or pursuant to the Facility Documents;

12.1.4	if applicable, any repayment or prepayment of all or part of a Loan being made otherwise than on an Interest Payment Date relating to the part of the Loan repaid or prepaid; or

12.1.5	any Advance not being made for any reason (excluding any default by a Bank Beneficiary) after a Drawdown Notice has been given,

including, in any such case, but not limited to, any loss or expense sustained or incurred by such Bank Beneficiary in maintaining or funding all or any part of its Contributions or Commitments or in liquidating or re-employing deposits from third parties acquired or contracted for to fund all or any part of its Contributions or Commitments or any other amount owing to such Bank Beneficiary.

12.2	Currency of account; currency indemnity

No payment by the Borrower under this Agreement or any of the Facility Documents which is made in a currency other than the currency in which such payment is required to be made pursuant to this Agreement or the applicable Facility Document (“Contractual Currency”) shall discharge the obligation in respect of which it is made except to the extent of the net proceeds in the Contractual Currency received by the Bank Agent upon the sale of the currency so received, after taking into account any premium and costs of exchange in connection with such sale. For the avoidance of doubt the Bank Agent and the Banks shall not be obliged to accept

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any such payment in a currency other than the Contractual Currency nor shall the Bank Agent or the Banks be liable to the Borrower for any loss or alleged loss arising from fluctuations in exchange rates between the date on which such payment is so received by the Bank Agent and the date on which the Bank Agent effects such sale, as to which the Bank Agent shall (as against the Borrower) have an absolute discretion. If any sum due from the Borrower under this Agreement or any of the Facility Documents or any order or judgment given or made in relation hereto is required to be converted from the Contractual Currency or the currency in which the same is payable under such order or judgment (the “first currency”) into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Agreement or any of the Facility Documents, the Borrower shall indemnify and hold harmless each of the Bank Beneficiaries from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which that Bank Beneficiary may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrower under the indemnity contained in this clause 12.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement or any of the Facility Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

12.3	General indemnity

12.3.1	The Borrower hereby agrees at all times to pay promptly or, as the case may be, indemnify and hold the Bank Beneficiaries, and the Related Companies of any Bank Beneficiary and each of them and their respective officers, directors, secondees, agents and employees (together the “Indemnified Persons”) harmless on a full indemnity basis from and against each and every Loss suffered or incurred by or imposed on any Indemnified Person:

(a)	arising directly or indirectly out of or in any way connected with the purchase, refurbishment, conversion, manufacture, construction, installation, transportation, ownership, possession, performance, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, acceptance, chartering, sub-leasing, insurance, maintenance, repair, service, modification, refurbishment, dry-docking, survey, overhaul, replacement, removal, repossession, return, redelivery, sale or disposal of a Rig (or any part thereof), whether or not such Loss may be attributable to any defect in that Rig (or any part thereof) or to the design, construction or use thereof or from any maintenance, service, repair, overhaul or inspection and regardless of when the same shall arise (whether prior to, during or after termination of this Agreement) and whether or not that Rig (or any part thereof) is in the possession or control of the Project Borrower, a Rig Owner, the Sponsor or the Charterer or any other person;

(b)	as a consequence of any claim that any design, article or material in a Rig (or any part thereof) or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right;

(c)	in preventing or attempting to prevent the arrest, confiscation, seizure, taking in execution, requisition, impounding, forfeiture or detention of a Rig (or any part thereof), or in securing or attempting to secure the release of that Rig (or any part thereof);

(d)	as a consequence (direct or indirect) of the breach by any person (other than the Indemnified Persons) of any of their respective obligations under this Agreement or any of the Facility Documents or of any of the warranties and representations on the part of any person (other than the Indemnified Persons) made in this Agreement or in any of the Facility Documents being untrue or inaccurate in any respect whatsoever when made,

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save where such Losses arise as a direct consequence of the wilful misconduct of a Bank Beneficiary, a Bank Beneficiary acting with reckless disregard for the consequences or a breach by a Bank Beneficiary of its express obligations under this Agreement or any of the Facility Documents; and

12.3.2	any costs and expenses incurred by the Indemnified Persons in connection with the sale of the Rig (or any part thereof) (including, without limitation, broker’s commissions, redelivery costs (if any), marketing expenses, legal costs, storage, insurance, registration fees and any other expenses of the Indemnified Persons incurred pending the sale or disposal of that Rig (or any part thereof) or otherwise in connection with the sale or disposal of that Rig (or any part thereof)).

12.4	Environmental indemnity

Without prejudice to the provisions of clause 12.3, the Borrower shall indemnify the Indemnified Persons and each of them on demand and hold the Indemnified Persons and each of them harmless from and against all costs, expenses, payments, charges, losses, demands, liabilities, actions, proceedings (whether civil or criminal), penalties, fines, damages, judgments, orders, sanctions or other outgoings of whatever nature which may be suffered, incurred or paid by, or made or asserted against the Indemnified Persons or any of them at any time, whether before or after the repayment in full of principal and interest under this Agreement, relating to, or arising directly or indirectly in any manner or for any cause or reason whatsoever out of an Environmental Claim in respect of the Borrower or a Rig made or asserted against the Indemnified Persons or any of them if such Environmental Claim would not have been, or been capable of being, made or asserted against the Indemnified Persons if they had not entered into this Agreement or any of the Facility Documents and/or exercised any of their rights, powers and discretions thereby conferred and/or performed any of their obligations thereunder and/or been involved in any of the transactions contemplated by this Agreement and the Facility Documents.

12.5	Grossing-up of indemnity payments

If any of the Bank Beneficiaries or any other Indemnified Person makes a payment or suffers a Loss in respect of which it is entitled to be reimbursed or indemnified or otherwise held harmless pursuant to this clause 12 or any other provision of this Agreement or any of the other Facility Documents and such payment or Loss is not or will not be wholly deductible for the purposes of the tax computations of that Bank Beneficiary or other Indemnified Person, whilst the payment to be made by way of indemnity or reimbursement will or is likely to give rise to a Tax liability for that Bank Beneficiary or other Indemnified Person and/or where such payment is likely to give rise to a Tax liability in any period of account of the Bank Beneficiary or other Indemnified Person which is earlier than the period of account in which the loss or payment is deductible then at the same time as the Borrower makes the payment by way of reimbursement or indemnity, it shall pay such an additional amount as shall be certified by an officer of the applicable Bank Beneficiary or other Indemnified Person as will ensure that the applicable Bank Beneficiary or other Indemnified Person shall be in the same after-Tax position as it would have been had the applicable reimbursement or indemnity payment not given rise to any liability for Tax or such payment had been deductible. The Borrower shall indemnify each Bank Beneficiary against any costs or Losses incurred by any of them by reason of any failure of the Borrower to make any additional payment in respect of the applicable reimbursement or indemnity payment.

13	Unlawfulness and increased costs; mitigation

13.1	Unlawfulness

If it is or becomes contrary to any law or regulation for any Bank to contribute to the Advances or to maintain its Commitments or fund its Contributions, such Bank shall promptly, through the Bank Agent, notify the Borrower whereupon (a) such Bank’s Commitments shall be reduced to zero and (b) subject to clause 13.4, the Borrower shall be obliged to prepay the Contributions of such Bank upon receipt of that notice or on the latest date permitted by the law or regulation pursuant to which the relevant unlawfulness arises. Any prepayment pursuant to this

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clause 13.1 shall be made together with all amounts referred to in clause 6.6 (Amounts payable on prepayment). Any Bank giving a notice pursuant to this clause 13.1 shall, as soon as reasonably practicable after the date that notice is given, provide to the Borrower, through the Bank Agent, a copy of advice obtained by that Bank from qualified external legal counsel confirming the relevant unlawfulness and the Borrower shall, within five (5) Banking Days of demand, pay to that Bank the cost incurred by that Bank in connection with obtaining that advice.

13.2	Increased costs

If the result of any change in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the relevant Bank or, as the case may be, its holding company habitually complies), including (without limitation) those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits, is to:

13.2.1	subject the relevant Bank (for the purposes of this clause 13.2 each such Bank shall be an “Affected Bank”) to Taxes or change the basis of Taxation of such Affected Bank with respect to any payment under this Agreement or any Facility Document (other than, for the purposes of this clause 13.2 and clause 13.3, Taxes or Taxation on the overall net income, profits or gains of any Affected Bank imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

13.2.2	increase the cost to, or impose an additional cost on, any Affected Bank or its holding company in making or keeping available all or part of the Commitments of such Affected Bank or maintaining or funding all or part of the Contributions of such Affected Bank; and/or

13.2.3	reduce the amount payable or the effective return of any Affected Bank under this Agreement; and/or

13.2.4	reduce the rate of return of any Affected Bank or its holding company on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Affected Bank’s obligations under this Agreement; and/or

13.2.5	require any Affected Bank or its holding company to make a payment or forgo a return calculated by reference to or on any amount received or receivable by such Affected Bank under this Agreement or any Facility Document; and/or

13.2.6	cause any Affected Bank or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of the Commitments or Contributions of such Affected Bank from its capital for regulatory purposes, then and in each such case (but subject to clauses 6.3 and 13.3):

(a)	such Affected Bank shall notify the Borrower through the Bank Agent in writing of such event promptly upon its becoming aware of the same; and

(b)	the Borrower shall on demand, made at any time whether or not the Contributions of such Affected Bank have been repaid, pay to the Bank Agent for the account of such Affected Bank the amount which such Affected Bank specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Affected Bank or its holding company regard as confidential) is required to compensate on an after-tax basis such Affected Bank and/or its holding company for such liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss.

For the purposes of this clause 13.2 and clause 13.4 “holding company” means, in relation to a Bank, the company or entity (if any) within the consolidated supervision of which such Bank is included.

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13.3	Exceptions

Nothing in clause 13.2 shall entitle any Bank to receive any amount in respect of compensation for any such liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss to the extent that the same:

13.3.1	is the subject of an additional payment under clause 8.5 (Grossing up for Taxes); or

13.3.2	is attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Bank Beneficiary or any of its Affiliates); or

13.3.3	directly results from (i) a breach by the applicable Bank of its express obligations under this Agreement or any Facility Document, other than any breach which arises as a consequence of any act or omission of any Security Party, or (ii) from a wilful breach by the applicable Bank of any applicable law or regulation; or

13.3.4	is compensated for by the payment of Mandatory Cost.

13.4	Mitigation

If circumstances arise which would, or would upon the giving of notice, result in:

13.4.1	the Borrower being required to make an increased payment to any Bank pursuant to clause 8.5 (Grossing up for Taxes);

13.4.2	the reduction of any Bank’s Commitment to zero or the Borrower being required to prepay any Bank’s Contribution pursuant to clause 13.1 (Unlawfulness);

13.4.3	the Borrower being required to make a payment to any Bank to compensate such Bank or its holding company for a liability to Taxes, increased or additional cost, reduction, payment, forgone return or loss pursuant to paragraph (b) of clause 13.2; or

13.4.4	an increased Additional Cost Rate,

then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrower under clause 8 (Payments and Taxes) and this clause 13, such Bank shall, in consultation with the Bank Agent and the Borrower, endeavour to take such reasonable steps as are open to it (or, in the case of clauses 13.2.2, and 13.2.4 to 13.2.6, its holding company) to mitigate or remove such circumstances (including the transfer of the rights and obligations of such Bank under this Agreement and the Facility Documents to another lending office or to another bank or financial institution acceptable to the Borrower (acting reasonably)) unless the taking of such steps might (in the opinion of such Bank or, as the case may be, its holding company) be prejudicial to such Bank or, as the case may be, its holding company or be in conflict with the general banking policies of the Bank or, as the case may be, its holding company or involve such Bank or, as the case may be, its holding company in expense (unless such expense is fully indemnified to the satisfaction of such Bank or its holding company) or an increased administrative burden.

13.5	Decreased costs

If the result of any of the matters referred to in the first paragraph of clause 13.2 (but excluding the matters referred to in clause 13.3.2), is to:

13.5.1	reduce the burden of Taxation on a Bank (for the purposes of this clause 13.5 each such Bank shall be an “Affected Bank”) with respect to any payment under this Agreement or any Facility Document (other than, for the purposes of this clause 13.5, Taxes or Taxation on the overall net income, profits or gains of any Affected Bank imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

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13.5.2	reduce or remove the cost to any Affected Bank or its holding company in making or keeping available all or part of the Commitments of such Affected Bank or maintaining or funding all or part of the Contributions of such Affected Bank; and/or

13.5.3	increase the amount payable to or the effective return of any Affected Bank under this Agreement; and/or

13.5.4	increase the rate of return of any Affected Bank or its holding company on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Affected Bank’s obligations under this Agreement; and/or

13.5.5	enable any Affected Bank or its holding company to reduce a payment or obtain a higher return calculated by reference to or on any amount received or receivable by such Affected Bank under this Agreement or any Facility Document; and/or

13.5.6	cause any Affected Bank or its holding company to earn a profit (including future profits) by reason of not being obliged to deduct all or part of the Commitments or Contributions of such Affected Bank from its capital for regulatory purposes, then and in each such case:

(a)	such Affected Bank shall notify the Borrower through the Facility Agent in writing of such event promptly upon its becoming aware of the same;

(b)	such Affected Bank shall pay to the Facility Agent for the account of the Borrower the amount which such Affected Bank specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Affected Bank or its holding company regard as confidential) is required to pass on to the Borrower, on an after-tax basis, the amount of such reduced burden of Taxes, reduced cost, increase, reduced payment, higher return or profit; and

(c)	the Facility Agent shall pay any amount received by the Facility Agent pursuant to clause 13.5.6(b) for the account of the Borrower to the Funding Account, for application pursuant to clause 10.3.1(h) of the Co-ordination Deed.

For the purposes of this clause 13.5 “holding company” means, in relation to a Bank, the company or entity (if any) within the consolidated supervision of which such Bank is included.

13.6	Exceptions

Nothing in clause 13.5 shall entitle the Borrower to receive any amount in respect of a benefit for any such reduced liability to Taxes, reduced or removed cost, increase, reduced payment, higher return or profit to the extent that the same:

13.6.1	is the subject of a payment to the Borrower under clause 8.5.3 (Grossing up for Taxes); or

13.6.2	is attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Bank Beneficiary or any of its Affiliates); or

13.6.3	directly results from (i) a breach by the Borrower or any other Security Party of its express obligations under this Agreement or any Facility Document, other than any breach which arises as a consequence of any act or omission of any Bank, or (ii) from a wilful breach of any applicable law or regulation by the Borrower or any other Security Party.

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14	Set-off and pro rata payments

14.1	Set-off

If, as between the Bank Beneficiaries or any of them on the one hand and the Borrower on the other, there are any moneys due and payable to the Borrower from the Bank Beneficiaries or any of them under this Agreement or any of the Facility Documents, the Borrower authorises each Bank Beneficiary, at any time an Event of Default has occurred and is continuing, to apply any such amounts in or towards satisfaction of any sum then due and payable from the Borrower to such Bank Beneficiary under this Agreement. For this purpose each Bank Beneficiary is authorised to purchase with the moneys standing to the credit of any account of the Borrower other than the Accounts with that Bank Beneficiary at any of its branches such other currencies as may be necessary to effect such application. No Bank Beneficiary shall be obliged to exercise any right given to it by this clause 14.1. Each Bank Beneficiary shall notify the Bank Agent and the Borrower (giving full details) forthwith upon the exercise or purported exercise of any right of relevant set-off and the Bank Agent shall inform the other Bank Beneficiaries.

14.2	Pro rata payments

14.2.1	If at any time any Bank (the “Recovering Bank”) receives or recovers any amount owing to it by the Borrower under this Agreement by direct payment, set-off or in any manner other than by payment through the Bank Agent pursuant to clause 8.1 (No set-off or counterclaim) or clause 8.7 (Application of payments prior to the Termination Date) or clause 8.8 (Application of Payments after the Termination Date) (not being a payment received from a Transferee of such Bank’s Contribution or any other payment of an amount due to the Recovering Bank for its sole account pursuant to clauses 5.6 (Market disruption), 6.3 (Additional voluntary prepayment), 6.4 (Mandatory Prepayment), 6.5 (Prepayment on Total Loss), 8.5 (Grossing-up for Taxes), 12.1 (Miscellaneous indemnities), 12.2 (Currency indemnity), 13.1 (Unlawfulness) or 13.2 (Increased costs)), the Recovering Bank shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Bank Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Bank would have received if the Relevant Receipt had been received by the Bank Agent and distributed pursuant to clause 8.1 (No set-off or counterclaim) or clause 8.7 (Application of Payments prior to the Termination Date) (as the case may be) then:

(a)	within two Banking Days of demand by the Bank Agent, the Recovering Bank shall pay to the Bank Agent an amount equal (or equivalent) to the excess;

(b)	the Bank Agent shall treat the excess amount so paid by the Recovering Bank as if it were a payment made by the Borrower and shall distribute the same to the Banks (other than the Recovering Bank) in accordance with clause 8.7 (Application of payments prior to the Termination Date); and

(c)	as between the Borrower and the Recovering Bank the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrower to the other Banks shall, to the extent of the amount so re-distributed to them, be treated as discharged.

14.2.2	If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Bank (whether to a liquidator or otherwise) each Bank to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Bank repay to the Recovering Bank such Bank’s pro rata share of the amount which has to be refunded by the Recovering Bank.

14.2.3	Each Bank shall on request supply to the Bank Agent such information as the Bank Agent may from time to time request for the purpose of this clause 14.2.

14.2.4	Notwithstanding the foregoing provisions of this clause 14.2 no Recovering Bank shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to legal

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proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights in the same or another court (unless the proceedings instituted by the Recovering Bank are instituted by it without prior notice having been given to such party through the Bank Agent).

14.3	No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Bank to comply with the provisions of clause 14.2 shall not release any other Recovering Bank from any of its obligations or liabilities under clause 14.2.

14.4	No charge

The provisions of this clause 14 shall not, and shall not be construed so as to, constitute a charge by a Bank over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 14.2.

15	Assignment, substitution and lending offices

15.1	Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Bank Beneficiaries which are party to this Agreement, and their respective successors in title and Transferees and the Borrower and its successors in title and any assignee or transferee of the Borrower permitted in accordance with clause 15.2.

15.2	No assignment by Borrower

The Borrower may not assign any of its rights or otherwise transfer any of its rights or obligations under this Agreement or the Facility Documents without the prior written consent of the Bank Agent, acting on the instructions of all the Banks.

15.3	Transfer

The parties hereto agree that each Bank (an “Existing Bank”) may transfer all or any part (which, in the case of a transfer of part only, shall be in an amount of its Commitments and Contributions which is in aggregate not less than ten million Dollars ($10,000,000) of its rights, benefits and obligations under this Agreement and the other Facility Documents to another person (a “Transferee”) provided that, in the case of (a) any transfer made when no Event of Default has occurred and is continuing, the Borrower has given its consent thereto, such consent not to be unreasonably withheld or delayed and, in any case, shall be deemed to have been given if the Bank Agent has not received notice from the Borrower that consent will not be given on or prior to the date falling seven (7) Banking Days after the date the Borrower received notice of the relevant proposed transfer; and (b) any partial transfer, the same proportion of the rights, benefits and obligations in relation to each Facility shall be transferred. Any such transfer shall be effected upon not less than five (5) Banking Days’ prior notice by delivery to the Bank Agent of a duly completed Transfer Certificate duly executed by the Existing Bank and the Transferee, together with the payment by the Existing Bank to the Bank Agent of a fee of two thousand Dollars ($2,000) in respect of the administrative costs incurred by the Bank Agent in connection with such transfer. Any Transferee shall be a Professional Market Party. On the Effective Date (as specified and defined in a Transfer Certificate so executed and delivered), to the extent that the Commitments and Contributions of the Existing Bank are expressed in a Transfer Certificate to be the subject of the transfer in favour of the Transferee effected pursuant to this clause 15.3, by virtue of the counter-signature of the Transfer Certificate by the Bank Agent (for itself and the other parties to this Agreement):

15.3.1	the existing parties to this Agreement and the Existing Bank shall be released from their respective obligations towards one another under this Agreement (“discharged obligations”) and their respective rights against one another under this Agreement (“discharged rights”) shall be cancelled;

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15.3.2	the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Bank) shall assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by such Transferee instead of to or by such Existing Bank; and

15.3.3	the Transferee party to the relevant Transfer Certificate and the existing parties to this Agreement (other than such Existing Bank) shall acquire rights against each other which differ from the discharged rights only insofar as they are exercisable by or against such Transferee instead of by or against such Existing Bank.

The Bank Agent shall promptly notify the other Banks and the Borrower of the receipt by it of any Transfer Certificate and shall promptly deliver a copy of such Transfer Certificate to the Borrower.

15.4	Reliance on Transfer Certificate

The Bank Agent and the Borrower shall be fully entitled to rely on any Transfer Certificate delivered to the Bank Agent in accordance with the foregoing provisions of this clause 15 which is complete and regular on its face as regards its contents and purportedly signed on behalf of the relevant Existing Bank and the Transferee and neither the Bank Agent nor the Borrower shall have any liability or responsibility to any party as a consequence of placing reliance on and acting in accordance with any such Transfer Certificate if it proves to be the case that the same was not authentic or duly authorised.

15.5	Authorisation of Bank Agent

Each party to this Agreement irrevocably authorises the Bank Agent to counter-sign each Transfer Certificate on its behalf for the purposes of clause 15.3 without any further consent (save as may be provided for in clause 15.3) of, or consultation with, the Borrower or such party. The Bank Agent shall notify the Borrower as soon as reasonably practicable after signing any Transfer Certificate on the Borrower’s behalf.

15.6	Documenting Transfers

If any Bank novates all or any part of its rights, benefits, obligations and liabilities as provided in clause 15.3, the Borrower undertakes, immediately upon being requested to do so by the Bank Agent and at the cost of the Existing Bank, to enter into, and use all reasonable endeavours to procure that the other Security Parties shall enter into, such documents, deeds, agreements and instruments as the Bank Agent shall deem appropriate in connection with the transfer to the Transferee of all or the relevant part of that Existing Bank’s rights, benefits, obligations and liabilities under and pursuant to this Agreement and the Facility Documents.

15.7	Construction of certain references

If any Bank novates all or any part of its rights, benefits and obligations as provided in clause 15.3 all relevant references in this Agreement to such Bank shall thereafter be construed as a reference to such Bank and/or its Transferee to the extent of their respective interests.

15.8	Facility Offices

Each Bank shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Bank selected from time to time by such Bank as the office through which such Bank wishes to lend for the purposes of this Agreement and, following any change of its Facility Office by a Bank, the Facility Office of that Bank shall mean the replacement office selected by that Bank in accordance with this clause 15.8 or pursuant to clause 13.4 (Mitigation) or pursuant to a request from the Borrower. If the Facility Office through which a Bank is lending is changed pursuant to this clause 15.8, such Bank shall notify the Bank Agent promptly of such change.

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If:

(a)	any Bank assigns or transfers any of its rights, benefits or obligations hereunder otherwise than:

(i)	in order to reduce or mitigate any requirement to make any increased payment where such assignment or transfer is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to any such proposed assignment or transfer, the Borrower shall be obliged to make the applicable deduction or withholding and other increased payment or to prepay the Facilities in accordance with clauses 6.2 and 6.3); or

(ii)	upon the request of the Borrower; or

(b)	any Bank changes its Facility Office, in any such case otherwise than:

(i)	at the request of the Borrower; or

(ii)	in order to reduce or mitigate any requirement to make any increased payment where such change of Facility Office is made with the agreement of the Borrower (provided however that if the Borrower withholds its consent to any such proposed change of Facility Office, the Borrower shall be obliged to make the applicable deduction or withholding and other increased payment or to prepay the Facilities in accordance with clauses 6.2 and 6.3), the Borrower shall not be obliged to make any indemnity payment or increased payment pursuant to clause 8.5 of this Agreement or clause 13.2 to the relevant assignee or Transferee (or, in the case of a change by the Bank of its Facility Office, to such Bank) in excess of the indemnity payment or increased payment which the Borrower would have been obliged to make in the absence of such assignment, transfer or change if such liability to make the applicable indemnity payment or increased payment arises as a result of either (a) the law in force in any applicable jurisdiction at the time of the assignment, transfer or change, or (b) legislation in any applicable jurisdiction of which it is aware which is before the legislature at the time of such assignment, transfer or change and is subsequently enacted by that legislature.

15.9	Disclosure of information

15.9.1	Any Bank may disclose any information about the Borrower, any member of the Group, the Facility Documents and the Project Transaction Documents as that Bank shall consider appropriate to any of its Affiliates and any other person:

(a)	to (or through) whom that Bank assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(b)	with (or through) whom that Bank enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; and

(c)	to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

subject to such Bank obtaining an undertaking on terms acceptable to the Borrower to treat such information as confidential and provided that, in respect of any such information relating to the Group which was disclosed to the Banks prior to the date of this Agreement but which was not included in the Information Memorandum, the relevant Bank first obtains the written consent of the Borrower.

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15.9.2	Any Bank Beneficiary may disclose to a rating agency or its professional advisers, or (with the prior written consent of the Borrower) any other person any information about the Borrower, the Group, the Facility Documents and the Project Transaction Documents as that Bank or other Bank Beneficiary shall consider appropriate.

15.10	Calculation of Mandatory Cost

Each Bank shall supply the Bank Agent (with a copy to the Borrower) with any information required by the Bank Agent in order to calculate the Mandatory Cost in accordance with schedule 8.

16	Bank Agent, Bank Trustee and Reference Banks

16.1	Appointment of Bank Agent and Bank Trustee

Each of the Banks and (in the case of the appointment in paragraph (i)) the Bank Trustee or (in the case of the appointment in paragraph (ii)) the Bank Agent irrevocably appoints (i) the Bank Agent as its agent for the purposes of the Facility Documents and (ii) the Bank Trustee as bank trustee for the purposes of this Agreement and the Security Documents and irrevocably authorises respectively:

16.1.1	the Bank Trustee to execute each of the Security Documents and all such further documents as may be approved by the Majority Banks for execution by the Bank Trustee; and

16.1.2	each of the Bank Agent and the Bank Trustee (whether or not by or through employees or agents) to take such action on such Bank’s behalf and to exercise such rights, remedies, powers, authorities and discretions as are specifically delegated to the Bank Agent or (as the case may be) the Bank Trustee by this Agreement or (as the case may be) the Facility Documents, together with such powers and discretions as are reasonably incidental thereto (but subject to any restrictions or limitations specified in this Agreement). Neither the Bank Agent nor the Bank Trustee shall, however, have any duties, obligations or liabilities (whether fiduciary or otherwise) to the Banks beyond those expressly stated in this Agreement and/or the Facility Documents.

Notwithstanding that the Bank Agent and the Bank Trustee may from time to time be the same entity, the Bank Agent and Bank Trustee have entered into this Agreement in their separate capacities as (i) in the case of the Bank Agent, agent for the Banks under and pursuant to the Facility Documents and (ii) in the case of the Bank Trustee, as bank trustee for the Bank Agent and the Bank Beneficiaries to hold the security created or to be created by the Security Documents on the terms set out in the Security Documents and/or in this Agreement. However, where this Agreement provides for the Bank Agent to communicate with or provide instructions to the Bank Trustee, while the Bank Agent and the Bank Trustee are the same entity, it will not be necessary for there to be any such formal communications or instructions notwithstanding that this Agreement provides in certain cases for the same to be in writing.

16.2	Declaration of Trust

The Bank Trustee hereby accepts its appointment under clause 16.1 as trustee of the Secured Property with effect from the date of this Agreement and acknowledges and declares that it holds and shall hold the same on trust for the Bank Beneficiaries and to pay the same to the Bank Agent for application in accordance with clause 8.7 (Application of Payments prior to the Termination Date), clause 8.8 (Application of Payments after the Termination Date).

16.3	Duration of Trust

The trust constituted or evidenced by this Agreement shall remain in full force and effect until the earlier of:

16.3.1	the expiration of a period of eighty (80) years from the date of this Agreement; or

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16.3.2	receipt by the Bank Trustee of confirmation in writing from the Bank Agent that all the Secured Obligations have been paid, repaid, performed, discharged and satisfied in full, and the parties to this Agreement declare that the perpetuity period applicable to this Agreement shall, for the purpose of the Perpetuities and Accumulations Act 1964, be a period of eighty (80) years from the date of this Agreement.

16.4	Agent’s actions

Any action taken by either Agent under or in relation to this Agreement or, as the case may be, the Facility Documents with requisite authority, or on the basis of appropriate instructions, received from the Majority Banks (or as otherwise duly authorised) shall be binding on all the Banks.

16.5	Agent’s duties

Each Agent shall:

16.5.1	promptly notify each Bank Beneficiary of the contents of each notice, certificate or other document received by that Agent from each Security Party, the Facility Agent, the Security Trustee or any Lender under or pursuant to any provision of this Agreement or any Facility Document;

16.5.2	consult with the Banks as to whether and, if so, how a discretion vested in that Agent is, either in any particular instance or generally, to be exercised but so that this shall not prevent the applicable Agent acting without seeking or obtaining instructions from all or any of the Banks (a) in relation to routine administrative matters and (b) in relation to matters where the interests of the Banks or the value of the security constituted by the Security Documents or other exceptional circumstances where, in the opinion of the applicable Agent, time does not permit such consultation and urgent action is required, and from exercising its rights and powers to preserve the security constituted by the Security Documents, so long as in each case the applicable Agent informs the Banks as soon as reasonably practicable thereafter of the circumstances and of the action taken; and

16.5.3	(subject to clause 16.14 and the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action with respect to the exercise of all or any of its rights, remedies, powers and discretions as agent or bank trustee and the grant of any consents and releases, as the Majority Banks may reasonably direct.

16.6	Agent’s rights

Each Agent may:

16.6.1	in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement, act or, as the case may be, refrain from acting in accordance with the instructions of the Majority Banks, and shall be fully protected in so doing;

16.6.2	unless and until it shall have received directions from the Majority Banks, take such action, or refrain from taking such action in respect of a Default of which that Agent has actual knowledge as it shall deem advisable in the best interests of the Banks (but shall not be obliged to do so);

16.6.3	refrain from acting in accordance with any instructions of the Majority Banks to institute any legal proceedings arising out of or in connection with this Agreement and/or the Security Documents until it has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.6.4

deem and treat (i) each Bank as the person entitled to the benefit of the Contributions of such Bank for all purposes of this Agreement and the Facility Documents unless and until a Transfer Certificate shall have been filed with the Bank Agent and shall have become effective and (ii)

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the office set opposite the name of each Bank in schedule 1 or, as the case may be, in any relevant Transfer Certificate as such Bank’s lending office unless and until a written notice of change of lending office shall have been received by the Bank Agent; and each Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.6.5	rely as to matters of fact which might reasonably be expected to be within the knowledge of a Security Party upon a certificate signed by any director of that Security Party; and

16.6.6	refrain from doing anything which would, or might in its opinion, be contrary to any law or regulation of any jurisdiction and may do anything which is in its opinion necessary or desirable to comply with any such law or regulation.

16.7	No liability of Agents

Neither Agent nor any of their respective employees and agents shall:

16.7.1	be obliged to request any certificate or opinion under any provision of this Agreement and the Facility Documents or to make any enquiry as to the use of the proceeds of a Facility unless so required in writing by the Majority Banks, in which case the applicable Agent shall promptly make the appropriate request of the Borrower; or

16.7.2	be obliged to make any enquiry as to any breach or default by the Borrower or any other Security Party in the performance or observance of any of the provisions of this Agreement and the other Facility Documents or as to the existence of a Default unless the applicable Agent has actual knowledge thereof or has been notified in writing thereof by a Bank, in which case that Agent shall promptly notify the Banks of the relevant event, Default or other event or circumstance; or

16.7.3	be obliged to enquire whether or not any representation or warranty made by the Borrower or any other Security Party pursuant to this Agreement or any of the Facility Documents is true; or

16.7.4	be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.7.5	be obliged to account to any Bank for any sum or the profit element of any sum received by it for its own account; or

16.7.6	be obliged to institute any legal proceedings arising out of or in connection with, or otherwise take steps to enforce, this Agreement and/or the Facility Documents other than on the instructions of the Majority Banks; or

16.7.7	be liable to any Bank for any action taken or omitted under or in connection with this Agreement and/or the Facility Documents or a Facility unless caused by its negligence or wilful misconduct.

For the purposes of this clause 16 neither Agent shall be treated as having actual knowledge of any matter of which any division (other than the agency or loan administration department of the person for the time being acting as that Agent) may become aware in the context of any activities from time to time undertaken by that Agent for any Security Party or the Charterer or any other person which may be a trade competitor of any Security Party or the Charterer or may otherwise have commercial interests similar to those of any Security Party or the Charterer.

16.8	Non-reliance on Agents

Each Bank acknowledges, by virtue of its execution of this Agreement or, as the case may be, a Transfer Certificate, that it has not relied, and will not rely, on any statement, opinion, forecast or other representation made by either Agent to induce it to enter into this Agreement and that it has made and will continue to make, without reliance on either Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Borrower and the other Security Parties and the Charterer and its own independent investigation of the

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financial condition, prospects and affairs of the Borrower and the other Security Parties and the Charterer in connection with the making and continuation of the Facilities available under this Agreement. Neither Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Bank with any credit or other information with respect to the Borrower or other Security Parties or the Charterer whether coming into its possession before the making of any Advance or at any time or times thereafter, other than as provided in clause 16.5.1 or which it is otherwise obliged to provide to the Banks in accordance with this Agreement.

16.9	No Responsibility on Agents for performance of Security Parties

Neither Agent shall have any responsibility or liability to any Bank Beneficiary:

16.9.1	on account of the failure of the Borrower and the other Security Parties to perform their respective obligations under this Agreement and the other Facility Documents to which they are respectively party; or

16.9.2	for the creditworthiness, financial or other condition or affairs of the Borrower and the other Security Parties; or

16.9.3	for the completeness or accuracy of any certificates, statements, representations or warranties in this Agreement or any of the Facility Documents or the Information Memorandum or any document delivered under this Agreement or any of the Facility Documents; or

16.9.4	for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Agreement or any of the Facility Documents or of any certificate, report or other document executed or delivered under this Agreement or any of the Facility Documents; or

16.9.5	to ascertain whether all deeds, documents, instruments and agreements which should have been deposited with or delivered to it under or pursuant to the Facility Documents or any of them have been so deposited with or delivered to it; or

16.9.6	to investigate or make any enquiry into the title of the Borrower or any other Security Party to any of their respective property or assets; or

16.9.7	for the failure to register or file any Facility Document with the Registrar of Companies or any other public office elsewhere; or

16.9.8	for the failure to register any of the Facility Documents in accordance with the provisions of the documents of title of the Borrower or any other Security Party to any of their respective property or assets; or

16.9.9	for the failure to take or require the Borrower or any other Security Party to take any steps to render any of the Facility Documents effective as regards property or assets outside England or Wales or to secure the creation of any ancillary charge under the laws of the jurisdiction concerned; or

16.9.10	otherwise in connection with the Facilities or its negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Majority Banks or, where required, all of the Banks, other than (if applicable) as a consequence of the wilful misconduct or negligence of the Agents.

16.10	Reliance on documents and professional advice

Each Agent shall be entitled to rely on any communication, instrument or document reasonably believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers reasonably selected or approved by it (including those in the applicable Agent’s employment).

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16.11	Other dealings

Each Agent may, without any liability to account to the Banks, accept deposits from, lend money to, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any member of the Group or the Charterer or any Subsidiary of any of the foregoing, any of the Banks or any Bank Beneficiary or any Subsidiary thereof as if it were not an Agent.

16.12	Rights of Agent as Bank; no partnership

With respect to its own Commitments and Contributions (if any) each Agent shall have the same rights and powers under this Agreement and the Facility Documents as any other Bank and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and/or the Facility Documents and the term “Banks” shall, unless the context clearly otherwise indicates, include each of the Bank Agent and the Bank Trustee in their respective individual capacity in each case as a Bank. This Agreement shall not and shall not be construed so as to constitute a partnership between the parties or any of them.

16.13	Amendments; waivers

16.13.1	Subject to clause 16.13.2, the Bank Agent or, as the case may be, the Bank Trustee may, with the consent of the Majority Banks (or if and to the extent expressly authorised by the other provisions of this Agreement or the Facility Documents) and, if so instructed by the Majority Banks, shall (i) agree amendments or modifications to this Agreement or the Facility Documents with the Security Parties and/or (ii) vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of this Agreement or the Facility Documents by the Security Parties. Any such action so authorised and effected by the either Agent shall be documented in such manner as the applicable Agent shall (with the approval of the Majority Banks) determine, shall be promptly notified to the Banks by the applicable Agent and (without prejudice to the generality of clause 16.14 (Reimbursement and indemnity by the Banks)) shall be binding on all the Banks.

16.13.2	Except with the prior written consent of all the Banks, neither Agent shall have authority on behalf of the Banks to agree with the Borrower or any other Security Party any amendment or modification to this Agreement or the Facility Documents or to grant waivers in respect of breaches or defaults or to vary or excuse performance of or under this Agreement or any of the Facility Documents by the Borrower or any other Security Party, if the effect of such amendment, modification, waiver, variation or excuse would be to:

(a)	reduce the Margin or any other amount payable for the account of the Bank Beneficiaries;

(b)	postpone or extend the due date or reduce the amount of any payment of principal, interest, commitment commission or other amount payable by the Borrower under this Agreement or any of the Facility Documents;

(c)	change the currency in which any amount is payable by the Borrower or any other Security Party under this Agreement or any of the Facility Documents;

(d)	increase any Bank’s Commitment;

(e)	extend an Availability Period;

(f)	postpone or extend or otherwise change the Facility A Final Maturity Date or Facility B Final Maturity Date;

(g)	change the definition of “Majority Banks” in clause 1.2;

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(h)	change any provision of this Agreement or any other Facility Document which expressly or impliedly requires the approval or consent of all the Banks such that the relevant approval or consent may be given otherwise than with the sanction of all the Banks;

(i)	change the order of distribution under clause 8.7 (Application of payments prior to the Termination Date) or clause 8.8 (Application of payments after the Termination Date);

(j)	change clause 14.2 (pro-rata payments);

(k)	change this clause 16.13;

(l)	release the Borrower or any of the other Security Parties from the security created by any of the Facility Documents, unless all the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full or such release is required in accordance with clause 16.22 of this Agreement; or

(m)	release any Security Party from any of its obligations under the Co-ordination Deed unless such release is specifically provided for therein or all of the Secured Obligations have been paid, repaid, performed, satisfied and discharged in full and such release is required in accordance with clause 16.22 of this Agreement.

16.14	Reimbursement and indemnity by Banks

Each Bank shall reimburse each Agent (rateably in accordance with (a) at any time prior to the first Drawdown Date, such Bank’s Commitments and (b) at any time thereafter, such Bank’s Share or Contributions), to the extent that that Agent is not reimbursed by the Security Parties, for the costs, charges and expenses incurred by that Agent in connection with the negotiation, preparation and execution of this Agreement and the Facility Documents and/or in contemplation of, or otherwise in connection with, the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, or in carrying out its duties under, this Agreement and/or any of the Facility Documents including (in each case) the fees and expenses of legal or other professional advisers. Each Bank shall on demand indemnify each Agent (rateably in accordance with its Share or Contributions) against all liabilities, damages, costs and claims whatsoever incurred by each Agent in connection with this Agreement and the Facility Documents or the performance of their respective duties under this Agreement and the Facility Documents or any action taken or omitted by either Agent under this Agreement and/or any of the Facility Documents, unless such liabilities, damages, costs or claims arise from the applicable Agent’s own negligence or wilful misconduct.

16.15	Retirement of Agents

16.15.1	The Bank Agent may and shall, upon the written request of the Majority Banks, retire from its appointment as Bank Agent under this Agreement having given not less than thirty (30) days’ notice of its intention to do so to the Borrower and each of the Banks, provided that no such retirement shall take effect unless a successor bank agent for the Banks has been duly appointed by the Banks. Any successor bank agent must be a Bank experienced in the oil and gas business and nominated by the Majority Banks after good faith consultation with the Borrower or, failing such a nomination, any reputable Bank or financial institution experienced in the oil and gas business nominated by the retiring Bank Agent. Any costs and expenses reasonably incurred in connection with such retirement shall be for the account of the retiring Bank Agent, unless the retirement has been requested by the Majority Banks, in which case such costs and expenses shall be for the account of the Majority Banks requesting the retirement of the Bank Agent.

16.15.2	The Bank Trustee may and shall, upon the written request of the Majority Banks, (at no cost to the Borrower) retire from its appointment as Bank Trustee under this Agreement and the Facility Documents having given not less than thirty (30) days’ notice of its intention to do so to the Borrower, the other Security Parties and each of the Banks, provided however that no such retirement shall take effect unless:

(a)	a Bank experienced in the oil and gas business and nominated by the Majority Banks or, in the absence of such a nomination, any reputable and experienced bank or financial institution nominated by the retiring Bank Trustee has been appointed by the Banks as the successor bank trustee; and

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(b)	in compliance with its obligations under clause 16.15.5, the Bank Trustee shall have done all acts, taken all steps and executed all deeds, documents and other instruments reasonably required by the successor bank trustee in order to ensure the transfer of the property, assets and rights vested in the Bank Trustee to the successor bank trustee (or its nominee).

16.15.3	Any corporation into which the Bank Agent or the Bank Trustee may be merged or converted or any corporation with which the Bank Agent or the Bank Trustee may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Bank Agent or the Bank Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Bank Agent or (as the case may be) the Bank Trustee under this Agreement and/or the Facility Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to the Borrower and the Banks.

16.15.4	Upon any such successor Bank Agent or successor Bank Trustee being appointed in accordance with clauses 16.15.1 or 16.15.2 above, the retiring Bank Agent or, as the case may be, the retiring Bank Trustee shall be discharged from any further obligation under this Agreement (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Bank Agent or, as the case may be, the retiring Bank Trustee. The retiring Bank Agent or, as the case may be, the retiring Bank Trustee shall provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under this Agreement and the Facility Documents.

16.15.5	It is the intention that (except only as may be agreed in writing between any retiring Bank Trustee and its successor with the prior approval of the Majority Banks), upon the appointment of any successor to the Bank Trustee, the property, assets and rights vested in the Bank Trustee pursuant to this Agreement and the Facility Documents should, with immediate effect, be vested in such successor under the provisions of the Trustee Act 1925, either by operation of law or, failing that, by assignment or other form of transfer or conveyance. At any time and from time to time following the appointment of any such successor to the Bank Trustee, the retiring Bank Trustee shall do and execute all acts, deeds and documents reasonably required by such successor in order to transfer to such successor Bank Trustee (or its nominee, as such successor may direct) any such property, assets and rights which shall not have vested in such successor by operation of law. All such acts, deeds and documents shall be done or, as the case may be, executed at the cost of the retiring Bank Trustee.

16.16	Change of Reference Banks

If any Reference Bank ceases to provide quotations to the Bank Agent for the purposes of determining LIBOR (where such quotations are required having regard to the definition of “LIBOR” in clause 1.2), the Bank Agent may, acting on the instructions of the Majority Banks and with the consent of the Borrower (such consent not to be unreasonably withheld), terminate the appointment of such Reference Bank and appoint another Bank to replace such Reference Bank.

16.17	Powers and duties of the Bank Trustee as trustee of the security

In its capacity as trustee in relation to the Facility Documents the Bank Trustee:

16.17.1	shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of this Agreement or any of the Facility Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Bank Trustee by this Agreement and/or any Facility Document but so that the Bank Trustee may only exercise such powers and discretions to the extent that it is authorised to do so by the provisions of this Agreement (including specifically, but without limitation, clause 16.5.2) and, in exercising such powers and discretions, the Bank Trustee shall have regard to and comply with any applicable constraints and/or restrictions imposed by this Agreement (including specifically, but without limitation, by clause 16.5.2);

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16.17.2	shall (subject to clause 16.20 (Application of proceeds received by the Bank Trustee)) be entitled to invest moneys from time to time held by it as a consequence of any enforcement of the security constituted by the Facility Documents which, in the reasonable opinion of the Bank Trustee, it would not be practicable to distribute immediately, by placing the same on deposit in the name or under the control of the Bank Trustee as the Bank Trustee may think fit without being under any duty to diversify the same and the Bank Trustee shall not be responsible for any loss due to interest rate or exchange rate fluctuations;

16.17.3	shall have full power to determine all questions and doubts arising in relation to the interpretation or application of any of the provisions of this Agreement or any of the Facility Documents as it affects the Bank Trustee and every such determination (whether made upon a question actually raised or implied in the acts or proceedings of the Bank Trustee) shall be conclusive and shall bind all the other parties to this Agreement provided however that if it is aware of the relevant question or doubt, and it is reasonably practicable to do so, the Bank Trustee shall notify the Banks of the relevant question or doubt and, if required to do so by the Majority Banks, the Bank Trustee shall consult a lawyer in relation to such question or doubt (and if the Bank Trustee does so consult a lawyer, the restriction or delegation of duties and functions referred to in clause 16.17.4 below shall not apply to the consultation of the lawyer by the Bank Trustee);

16.17.4	may, in the conduct of its obligations under and in respect of this Agreement and the Facility Documents (otherwise than, subject to the express provisions of the proviso to clause 16.17.3, in relation to its right to make any declaration, determination or decision), instead of acting personally, employ and pay any agent to act on its behalf (whether being a lawyer, chartered accountant or any other person) to transact or concur in transacting any business and to do or concur in doing any acts required to be done by the Bank Trustee (including the receipt and payment of money) and on the basis that (i) any such agent engaged in any profession or business shall be entitled to be paid by the Bank Trustee for all usual professional and other charges for business transacted and acts done by him or any partner or employee of his in connection with such employment and (ii) the Bank Trustee shall not be bound to supervise, or be responsible for any loss incurred by reason of any act or omission of, any such agent if the Bank Trustee shall have exercised reasonable care in the selection of such agent (which, without limitation, shall conclusively be deemed to be the case in respect of any agent approved in writing by the Majority Banks); and

16.17.5	may place all deeds, certificates and other documents relating to the property and assets subject to the Facility Documents which are from time to time deposited with it pursuant to the Facility Documents in any safe deposit, safe or receptacle selected by the Bank Trustee acting reasonably or with any firm of solicitors and may make any such arrangements as it thinks fit acting reasonably for allowing the Borrower access to, or its solicitors or auditors possession of, such documents when necessary or convenient and the Bank Trustee shall not be responsible for any loss incurred in connection with any such deposit, access or possession.

16.18	All enforcement action through the Bank Trustee

None of the Banks shall have any independent power to enforce any of the Facility Documents or (other than in the case of IFC under the IFC Agreement) to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to any of the Facility Documents or otherwise have direct recourse to the security and/or guarantees constituted by any of the Facility Documents except through the Bank Trustee.

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16.19	Co-operation to achieve agreed priorities of application

The Banks shall co-operate with each other and with each Agent and any Insolvency Official under the Facility Documents in realising the property and assets subject to the Facility Documents and in ensuring that the net proceeds realised under the Facility Documents after deduction of the expenses of realisation are applied in accordance with clause 8.7 (Application of payments prior to the Termination Date) or, as the case may be, clause 8.8 (Application of payments after the Termination Date).

16.20	Application of proceeds received by Bank Trustee

Moneys received by the Bank Trustee (whether from an Insolvency Official or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Facility Documents or pursuant to any insurance policies taken out on behalf of the Bank Beneficiaries shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority to the Secured Obligations) be paid to the Bank Agent for distribution in accordance with clause 8.7 (Application of payments prior to the Termination Date) or, as the case may be, clause 8.8 (Application of payments after the Termination Date).

16.21	Distribution of Proceeds

The Bank Agent shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Bank Agent in accordance with clause 16.20 save that (without prejudice to any other provision contained in any of the Facility Documents) the Bank Agent (acting on the instructions of the Majority Banks) or any Insolvency Official may credit any moneys received by it to a suspense account for so long and in such manner as the Bank Agent or such Insolvency Official may from time to time determine with a view to preserving the rights of the Bank Beneficiaries or any of them to prove for the whole of their respective claims against the Borrower or any other person liable.

16.22	Release of Security

The Borrower hereby agrees with the Bank Trustee and the Banks that they shall be entitled to retain the Security Documents for thirty (30) days after the payment, repayment, performance, satisfaction and discharge in full of all of the Secured Obligations and on the last day of such thirty (30) day period the Bank Trustee shall, at the request and cost of the applicable Security Party, execute such documentation as may be required to release or, where applicable, reassign to the applicable Security Party the security created pursuant to the applicable Security Document in accordance with this clause 16.22 only after satisfaction and discharge in full of all the Secured Obligations, Provided however that if in the reasonable opinion of the Bank Trustee or any other Bank Beneficiary there are at that time any contingent claims by any of the Bank Beneficiaries against the Borrower or any other Security Party under or in connection with this Agreement or any Facility Document or any likely contingent claims can be identified at that time, the Bank Trustee reserves its right to retain any Security Document and delay such release (notwithstanding the expiry of such thirty (30) day period) until the earlier of (i) the date on which all such contingent claims are irrevocably and unconditionally settled in full, or fully and finally disposed of or withdrawn or discontinued and (ii) such time as the Bank Trustee may deem appropriate.

Bank Agent as agent for Notices

The Bank Trustee hereby appoints the Bank Agent as its agent for the purposes of all or any requests, consents, instructions, directions, notices, demands or other communications which are given, made or issued by the Bank Trustee under or pursuant to this Agreement and the other Facility Documents during the Security Period and all of the Banks hereby approve that appointment.

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17	Notices

17.1	Notices

The provisions of clause 13 of the Co-ordination Deed shall be incorporated by reference, mutatis mutandis, in this Agreement as if all references therein to “this Deed” were references to this Agreement.

17.2	Notices through the Bank Agent

Every notice, request, demand or other communication under this Agreement to be given by the Borrower to any other party shall be given to the Bank Agent for onward transmission as appropriate and to be given to the Borrower shall (except as otherwise provided in this Agreement) be given by the Bank Agent.

18	Miscellaneous

18.1	No implied waivers, remedies cumulative

No failure or delay on the part of the Bank Beneficiaries or any of them to exercise any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Bank Beneficiaries or any of them of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

18.2	English translations

All certificates, instruments and other documents to be delivered under or supplied in connection with this Agreement shall be in the English language or shall be accompanied by a certified English translation upon which the Bank Beneficiaries shall be entitled to rely.

18.3	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original, but all counterparts shall together constitute one and the same instrument.

18.4	Further Assurance

The Borrower undertakes:

18.4.1	that this Agreement and each of the Facility Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under this Agreement and/or any of the Facility Documents be valid and binding obligations of the respective Security Parties who are parties thereto and the rights of the Bank Beneficiaries shall be enforceable in accordance with their respective terms; and

18.4.2	that the Borrower will, at its expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Bank Trustee acting with the consent of the Majority Banks may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

18.5	Conflicts

In the event of any conflicts between this Agreement and any other Facility Documents (other than the Co-ordination Deed), the provisions of this Agreement shall prevail.

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18.6	Severability of provisions

Each of the provisions of this Agreement is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Agreement nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

19	Limited Recourse

19.1	Security

In recognition of the willingness of the Borrower to grant the security granted or to be granted by it under the Facility Documents, each of the Bank Beneficiaries is prepared to limit its recourse against the Borrower in respect of the Relevant Obligations of the Borrower in the manner, and subject to the terms and conditions, set out in this clause 19. For the avoidance of doubt, the Relevant Obligations shall include the obligations of the Borrower under clause 18 (Parallel Debt) of the Co-ordination Deed.

19.2	Limited recourse

Subject to clauses 19.3 and 19.4, each of the Bank Beneficiaries acknowledges and agrees that all Relevant Obligations of the Borrower shall be recoverable only from and to the extent of:

19.2.1	the Collateral and the Secured Property;

19.2.2	amounts received by the Borrower under the Mimosa Shareholder Agreement or clauses 7.2 and/or 7.3 of the Co-ordination Deed and the Borrower shall not be personally liable for those Relevant Obligations except to the extent of the amounts referred to in this clause 19.2.2.

19.3	Exceptions

Notwithstanding clauses 19.1 and 19.2, the Borrower shall remain personally and fully liable to each Bank Beneficiary for all Losses incurred by that Bank Beneficiary as a result of:

(a)	any representation or warranty made or given (or, as the case may be, repeated) by the Borrower in any Facility Document to which it is a party being untrue, inaccurate or misleading in any material respect when made or given (or, as the case may be, repeated); or

(b)	the failure of the Borrower to apply any amount paid to the Borrower under the Mimosa Shareholder Agreement or, as the case may be, clause 7.2 and/or 7.3 of the Coordination Deed in or towards payment and satisfaction of the Secured Obligations, or

(c)	the negligence or wilful misconduct of the Borrower,

and each Bank Beneficiary shall be at liberty to pursue all powers, rights and remedies against the Borrower for contractual damages and/or enforcement without any restriction in any such circumstances.

19.4	Preservation

The provisions of clauses 19.1 and 19.2 shall:

19.4.1	be ignored in the determination of the Secured Obligations;

19.4.2	not limit or restrict in any way the accrual of interest (including, without limitation, default interest) on any moneys (provided that limitations on the personal liability of the Borrower shall apply to the payment of such interest);

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19.4.3	not derogate from or otherwise limit any power, right or remedy of any Bank Beneficiary under and pursuant to any Facility Document (including, without limitation, clause 11 of this Agreement) or in relation to the Security and the Secured Property (and, for the avoidance of doubt, each of the Bank Beneficiaries shall be entitled to recover the Relevant Obligations from the proceeds of any enforcement, recovery, realisation or application of the Security and the Secured Property); and

19.4.4	not prevent any Bank Beneficiary from:

(a)	taking any legal action or proceeding to obtain a declaratory or other similar judgment or order as to the Relevant Obligations or requiring the specific performance of any Relevant Obligation; and/or

(b)	to the extent that such claim or proof is a necessary procedural step to enable the realisation or enforcement of the full benefit of the Security and the Secured Property or any part thereof, or to the exercise by any Bank Beneficiary of any right or remedy under or pursuant to any Facility Document, to make or file a claim or proof in any Insolvency Event in relation to the Borrower in respect of the Relevant Obligations.

20	Governing law and jurisdiction

20.1	Law

This Agreement shall be governed by English law.

20.2	Submission to jurisdiction

The Borrower agrees for the benefit of the Bank Beneficiaries that:

20.2.1	if the Borrower has any claim against any other arising out of or in connection with this Agreement such claim shall (subject to clause 20.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which the Borrower irrevocably submits;

20.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Bank Beneficiaries shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

20.2.3	nothing in this clause 20.2 shall limit the right of the Bank Beneficiaries to refer any such claim against the Borrower to any other court of competent jurisdiction outside England, to the jurisdiction of which the Borrower hereby irrevocably agrees to submit, nor shall the taking of proceedings by the Bank Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

20.3	Agent for service of process

20.3.1	The Borrower irrevocably designates, appoints and empowers Norose Notices Limited at its principal place of business in England from time to time (at present of 3 More London Riverside, London SE1 2AQ) Attention: Partnership Office Manager, reference: PTV/LN03718, to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Agreement.

20.3.2	The Borrower agrees that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Agreement and the other Transaction Documents and if, for any reason, such agent named above or its successor shall no longer serve as agent of the Borrower to receive service of process in England, the Borrower shall promptly appoint a successor in England and advise the Bank Agent and the Bank Trustee thereof.

IN WITNESS whereof this Deed has been duly executed and delivered as a deed by the parties hereto on the date first above written.

74

Schedule 1

The Banks and their Commitments

Name	Address and facsimile number	Commitments $	“Facility A” Commitment	“Facility B” Commitment

Banco Bradesco S.A. – Grand Cayman Branch	Av. Ipiranga, 282 – 10o. andar – 01046- 920 – São Paulo, SP – Brazil Fax: 55-11-3235-9161	84,463,094.44	34,616,022.30	49,847,072.14

BANCO SANTANDER BANESPA S/A	Rua Hungria, 1400 – Jardim Europa – P.O. Box 30124 01455-000 – São Paulo – SP – Brasil Fax: +55 11 3012 7376	84,463,094.44	34,616,022.30	49,847,072.14

Bayerische Hypo- und Vereinsbank A.G.	MIF3SC Am Tucherpark 1 80538 Munich Germany Fax: +49 893 784 1518	84,463,094.44	34,616,022.30	49,847,072.14

CALYON S.A.	9 quai du Président Paul Doumer 92920 Paris, La Défense Cédex France Fax: +33 1 41 89 29 87	84,463,094.44	34,616,022.30	49,847,072.14

DnB NOR ASA, New York Branch	200 Park Avenue 31st Floor New York, NY 10166 USA Fax: +1 212 681 3900	84,463,094.44	34,616,022.30	49,847,072.14

Fortis Capital Corp.	520 Madison Avenue, 3rd Floor New York, NY 10022 USA Fax: +1 212 340 5370	84,463,094.44	34,616,022.30	49,847,072.14

ING Bank N.V.	Bijlmerpleijn 888, 1102 MG Amsterdam The Netherlands Fax: +31 20 565 8211	84,463,094.48	34,616,022.32	49,847,072.16

NATIXIS	45 rue Saint Dominique 75007 Paris FRANCE Fax: +33 158 19 36 60	84,463,094.44	34,616,022.30	49,847,072.14

NIBC Bank N.V.	Carnegieplein 2517KJ, The Hague The Netherlands Fax: +3170 342 5577	84,463,094.44	34,616,022.30	49,847,072.14

75

IFC	INTERNATIONAL FINANCE CORPORATION 2121 Pennsylvania Avenue NW Washington DC 20433 USA Fax: +1 202 974 4322	50,000,000.00	20,491,803.27	29,508,196.73

76

Schedule 2

Form of Drawdown Notice for Principal Advances/Intercompany Interest

Advances/Swap Advances

To:	ING Bank N.V.
Bijlmerplein 888
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Attention:

[—]

US$810,167,850 Bank Loan Facility Agreement dated 30 July 2007 (the “Agreement”)

We refer to the above Agreement and hereby give you notice that we wish to draw down a [Principal][Intercompany Interest] [Swap] Advance as part of the [A][B] Facility, namely [—] million Dollars [$[—]] on [—]. The funds should be credited to the Funding Account no later than 11:00 a.m. on that date.

We confirm that:

(i)	no event or circumstance has occurred and is continuing which constitutes a Default;

(ii)	the Repeating Representations and warranties contained in clause 9 of the Agreement (and the representation and warranty in clause 9.12 refers for this purpose to the audited financial statements in respect of the financial year ended on 31 December [—]/30 June [—]), are true and correct at the date of this notice as if made with respect to the facts and circumstances existing at the date of this notice; and

(iii)	the borrowing to be effected by such [Principal][Intercompany Interest] [Swap] Advance will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded.

Words and expressions defined in the Agreement shall have the same meanings where used in this notice.

For and on behalf of
Mimosa Finance C.V.

77

Schedule 3

Conditions Precedent

Part 1 - Documents and evidence required as conditions precedent to the obligations of the Bank Beneficiaries generally

1	Constitutive Documents and corporate authorities

In respect of each of the Borrower, Mimosa, the Project Borrower, the Rig Owners, Centaurus and Becrux:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partners) of that person:

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under the Transaction Documents to which that person is (or is to be) party;

(ii)	authorising the execution by that person of such of this Agreement and the other Transaction Documents to which such person is party; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Agreement and the other Transaction Documents to which such person is party;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions; and

(d)	a certificate of incumbency.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Agents (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by the Facility Documents and the Mimosa Shareholder Agreement (in each case to which the applicable Security Party is a party) and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Bank Agent have been made for the effecting of the same within any applicable time limit);

(b)	Evidence satisfactory to the Agents in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above that any Authorisations which may be required for the due execution and performance of any Security Party of any Transaction Document to which it is party at the time the same are required have been obtained and are in full force and effect.

78

(c)	Evidence satisfactory to the Agents that the Co-ordination Deed has been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents; and

(d)	A certified copy of the Register of Charges of each of the Rig A Owner, the Rig B Owner and Constellation, stamped as filed at the Registry of Corporate Affairs in the British Virgin Islands containing details of each of the Security Documents to which it is a party.

3	Transaction Documents

(a)	An original counterpart of this Agreement and each Facility Document duly executed and delivered by each Security Party which is party thereto as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

(b)	A certificate from each Security Party confirming that each of the Transaction Documents (other than this Agreement and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect.

(c)	A copy, certified as a true copy by a duly authorised officer of the relevant Security Party of each of the other Transaction Documents (other than this Agreement and the Facility Documents) to which it is a party as well as evidence that all notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered together with a certified copy thereof.

4	Legal opinions

Legal opinions in form and content satisfactory to the Banks from:

(a)	Norton Rose, Netherlands counsel to the Banks in relation to, inter alia, the Borrower, Mimosa, the Project Borrower, Becrux, the Account Pledges and the security granted in favour of the Bank Trustee;

(b)	Maples and Calder, British Virgin Island counsel to the Banks, in relation to, inter alia, the Rig Owners and the Co-ordination Deed;

(c)	Basch and Rameh, Brazilian counsel to the Banks, in relation to, inter alia, the Bank Security Assignment;

(d)	Norton Rose, English counsel to the Banks, in relation to, inter alia, the Facility Documents;

(e)	Elvinger, Hoss & Prussen, Luxembourg counsel to the Banks, in relation to, inter alia, Centaurus; and

(f)	Patton, Moreno & Asvat, Panamanian counsel to the Banks, in relation to, inter alia, the Bank Security Assignment.

5	Accounts and financial information

(a)	Evidence that each of the Accounts have been opened and that all necessary bank mandates and signature forms in form and content acceptable to the Agents have been delivered to the Account Bank and that $1 has been credited to each such account.

(b)	Evidence acceptable to the Agents that any applicable commitment commission then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

79

6	Process Agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under this Agreement and the Facility Documents.

7	Transaction Documents conditions precedent

A certificate from the Borrower confirming that the conditions precedent to the Transaction Documents which have been executed have been fulfilled or waived in accordance with the respective terms of the Transaction Documents.

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Part 2 - Conditions Precedent to Drawdown of the First Advance of a Facility

1	Constitutive Documents and corporate authorisations

A certificate from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that there has been no change in the Constitutive Documents of the relevant person since the date on which a certified copy thereof was provided to the Agents pursuant to part 1 of this Schedule 3 or, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney or other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unamended and in full force and effect.

2	No Defaults

A certificate from a duly authorised officer of the Borrower confirming that no Default has occurred and is continuing or would result from the payment of the applicable First Advance.

3	Legal Opinions

If requested by the Bank Agent (acting on the instructions of the Majority Banks (acting reasonably)), confirmation from such of the counsel to the Banks referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Bank Agent in that request that the terms and provisions of the legal opinions provided by them pursuant to that paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

4	Transaction Documents

A certificate from each Security Party, which is a party to the Facility Documents and the other Transaction Documents which have been executed prior to the Drawdown Date for that First Advance confirming that those documents to which the relevant Security Party is a party remain unamended and in full force and effect.

5	Representation and Warranties

A certificate from each Security Party confirming that each of the representations and warranties on the part of each such party referred to in paragraph 1 above under this Agreement or any of the Facility Documents are true and accurate on the date on which the Drawdown Notice for that First Advance is issued and will be true and accurate on the Drawdown Date for that First Advance as if given on each such date by reference to the facts and circumstances then existing.

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Part 3 - Conditions Precedent to Drawdown of any Subsequent Advance

1	First Advance

In relation to the first Subsequent Advance made to the Borrower, the First Advance in respect of the Facility of which that Subsequent Advance forms a part shall have been made. In relation to any Subsequent Advance of a Facility thereafter, the immediately preceding Subsequent Advance in respect of that Facility, shall have been made.

2	Constitutive Documents and corporate authorisations

A certificate from a duly authorised officer of each of the parties referred to in paragraph 1 of Part 1 of this Schedule 3 confirming that there has been no change in the Constitutive Documents of the relevant person since the date of the last confirmation delivered pursuant to paragraph 1 of part 2 of this Schedule 3 or, as the case may be, a copy certified by a duly authorised officer of the relevant person of any amendments thereto and confirmation that the board resolutions, powers of attorney or other corporate authorisation referred to in paragraphs 1(b) and 1(c) of part 1 of this Schedule 3 remain unamended and in full force and effect.

3	No Defaults

A certificate from a duly authorised officer of the Borrower confirming that no Default has occurred and is continuing or would result from the payment of the relevant Subsequent Advance.

4	Legal Opinions

If requested by the Bank Agent (acting on the instructions of the Majority Banks (acting reasonably)), confirmation from such of the counsel to the Banks referred to in paragraph 4 of part 1 of this Schedule 3 as may be nominated by the Bank Agent in that request that the terms and provisions of the legal opinions provided pursuant to paragraph 4 of part 1 of this Schedule 3 need not be altered or modified in any way.

5	Transaction Documents

A certificate from each Security Party which is a party to the Facility Documents and the other Transaction Documents which have then been executed confirming that those documents to which the relevant Security Party is a party remain unamended and in full force and effect.

6	Representations and Warranties

A certificate from each party referred to in paragraph 2 above confirming that each of the representations and warranties on the part of each such party under this Agreement or any of the Facility Documents are true and accurate on the date on which the Drawdown Notice for the relevant Subsequent Advance is issued and will be true and accurate on the Drawdown Date for the relevant Subsequent Advance as if given on each such date by reference to the facts and circumstances then existing.

82

Schedule 4

Form of Transfer Certificate

(referred to in clause 15.3)

[Banks are advised not to employ Transfer Certificates without first ensuring that the transaction complies with all applicable laws and regulations, including the Financial Services Act 1986 and regulations made thereunder.]

To:	[Name of Bank Agent]

[            ]

Transfer Certificate

This Transfer Certificate relates to the Bank Loan Agreement dated 30 July, 2007 between, among others, Mimosa Finance C.V. as borrower and ING Bank N.V., as bank agent (the “Agreement”). Words and expressions defined in the Agreement shall have the same meanings in this Transfer Certificate.

1	[Name of Existing Bank] (the “Existing Bank”) confirms the accuracy of the summary of its Commitment and its Contribution set out in the schedule to this Transfer Certificate.

2	Each of the Existing Bank and [Name of Transferee] (the “Transferee”) requests the Bank Agent (on behalf of itself, the Borrower, the Security Parties, the Banks and the other parties to the Agreement and the Co-ordination Deed) to accept this Transfer Certificate as being delivered to the Bank Agent pursuant to and for the purposes of clause 15.3 of the Agreement and clause 12.2 of the Co-ordination Deed, so as to take effect in accordance with its terms on [ ] [to be not less than five (5) Banking Days after delivery to the Bank Agent] (the “Effective Date”).

3	With effect from the Effective Date, the Existing Bank transfers to the Transferee absolutely all rights, interests and obligations (present and future, actual and contingent) which the Existing Bank has as a Bank under or by virtue of the Agreement and each of the other Facility Documents to which it is a party in relation to the portion of its Commitments and the portion of its Contributions respectively specified in the schedule to this Transfer Certificate and, by virtue of this Transfer Certificate and clause 15.3 of the Agreement, the Transferor is discharged entirely from the portion of its Commitments specified in the schedule to this Transfer Certificate.

4	The Transferee confirms that:

(a)	it has received a copy of the Agreement and each of the other Facility Documents and all other documentation and information required by it in connection with the transactions contemplated by this Transfer Certificate;

(b)	it has made and will continue to make its own assessment of the legality, validity, effectiveness, adequacy and enforceability of the Agreement, the other Facility Documents and this Transfer Certificate and has not relied and will not rely on any of the Existing Bank, the Bank Agent and the Bank Trustee or on any statements made by any of them in that respect;

(c)	it has made and will continue to make its own assessment of the financial condition of the Security Parties and has not relied and will not rely on any of the Existing Bank, the Bank Agent and the Bank Trustee or on any statements made by any of them in that respect; and

(d)	accordingly, none of the Existing Bank, the Bank Agent and the Bank Trustee shall have any liability or responsibility to the Transferee in respect of any of the foregoing matters.

83

5	The execution of this Transfer Certificate by the Transferee constitutes its representation and warranty to the Existing Bank and each of the other parties to the Agreement and the Coordination Deed that it has power to become a party to the Agreement and the Co-ordination Deed as a Bank on the terms herein and therein set out and has taken all necessary steps to authorise the execution and delivery of this Transfer Certificate.

6	The Existing Bank makes no representation or warranty and assumes no responsibility or liability with respect to the legality, validity, effectiveness, adequacy or enforceability of any of the Agreement, the other Facility Documents and this Transfer Certificate and assumes no responsibility or liability for the financial condition of the Security Parties or any of them or for the performance by any Security Party of its obligations under the Facility Documents and any and all such representations and warranties, whether express or implied by law or otherwise, are hereby excluded and waived by the Transferee.

7	The Transferee hereby covenants to each of the Existing Bank, the Security Parties and the Bank Agent and each of the other parties to the Agreement and the Co-ordination Deed that it will perform in accordance with their terms all obligations which by the respective terms of the Agreement, the Co-ordination Deed and this Transfer Certificate will be assumed by it after acceptance (by countersignature) of this Transfer Certificate by the Bank Agent and, if not already a Bank, appoints the Bank Agent to act as its bank agent and the Bank Trustee to act as its bank trustee as provided in, and in accordance with the provisions of, the Agreement and the Co-ordination Deed respectively and agrees to be bound by the terms of each of the Agreement and the Co-ordination Deed.

8	The Transferee acknowledges that the Existing Bank has no obligation to repurchase or reacquire all or any of the rights, interests and obligations transferred by virtue of this Transfer Certificate or to indemnify or compensate the Transferee for any losses suffered by the Transferee as a consequence of the transfer effected by virtue of this Transfer Certificate.

9	The Existing Bank:

(a)	warrants to the Transferee and each of the other parties to the Agreement and the Coordination Deed that it has taken all necessary steps to authorise the execution and delivery of this Transfer Certificate;

(b)	warrants to the Transferee that this Transfer Certificate is binding on the Existing Bank under the laws (i) of England and Wales, (ii) under which the Existing Bank is incorporated, and (iii) of the jurisdiction in which its lending office is located; and

(c)	agrees that it will, at its own expense, execute all and any documents which the Transferee reasonably requests in order to perfect in any Relevant Jurisdiction the Transferee’s title by virtue of this Transfer Certificate or for a similar purpose.

10	By the execution of this Transfer Certificate on their behalf by the Bank Agent and in reliance upon the representations and warranties of the Transferee, the Security Parties, the Bank Agent, the Bank Trustee, the Banks and each of the other parties to the Agreement and the Coordination Deed:

(a)	accept the Transferee as a party (as a Bank) to the Agreement and the Co-ordination Deed with respect to all rights, interests and obligations which by the terms of the Agreement, the Co-ordination Deed and this Transfer Certificate will be assumed by the Transferee (including, without limitation, those provisions in relation to pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Bank Agent and the Bank Trustee) after acceptance (by countersignature) of this Transfer Certificate by the Bank Agent; and

(b)	expressly agree that all Encumbrances securing the obligations of any Security Party and the obligations and liabilities of the Security Parties under the Facility Documents, are each hereby fully preserved and extended and shall continue in full force and effect notwithstanding this Transfer Certificate and the transfer hereby contemplated.

84

11	The Transferee explicitly declares and represents that it is a Professional Market Party and that it has made its own credit appraisal of the Security Parties.

12	The representations, warranties, confirmations, agreements and covenants of the Transferee in this Transfer Certificate are given to, and for the benefit of, each of the other parties to the Agreement, the Co-ordination Deed and the other Facility Documents.

13	This Transfer Certificate is governed by and shall be construed in accordance with the laws of England and Wales.

Note: This Transfer Certificate is not a security, bond, note, debenture, investment or similar instrument. The execution of this Transfer Certificate alone may not transfer a proportionate share of the Existing Bank’s interest in the security constituted by the Facility Documents in the Existing Bank’s or the Transferee’s jurisdiction. It is the responsibility of each individual Bank to ascertain whether any other documents are required to perfect a transfer of such a share in the Existing Bank’s interest in such security in any such jurisdiction and, if so, to seek appropriate advice and arrange for execution of the same.

IN WITNESS WHEREOF this Transfer Certificate has been executed as a Deed and delivered by the parties hereto on the date appearing below.

85

The Schedule

Dollar Amount of Facility A Contribution ($)	Dollar Amount of Facility B Contribution ($)	Next Interest Payment Date(s)	Facility A Portion novated ($)	Facility B Portion novated ($)

Dollar Amount of Facility A Commitment ($)	Dollar Amount of Facility B Commitment ($)	Next Interest Payment Date(s)	Facility A Portion novated ($)	Facility B Portion novated ($)

Administrative Details of Transferee

Lending office:

Account for payments:

Telephone:

Facsimile:

[Telex:]

Attention:

[Existing Bank]	[Transferee]

By:	By:

Date:	Date:

The Bank Agent
By:

[The Bank Trustee
By: ]

on its own behalf

and on behalf of the Borrower, the Security Parties and the other parties to the Agreement and the Coordination Deed.

Date:

86

Schedule 5

Schedule of Minimum Repayment Amounts

Number of Application Date	“A Facility” Minimum Repayment Amount ($)	“B Facility” Minimum Repayment Amount ($)
1	7,171,008	16,745,328
2	7,284,221	17,009,694
3	7,399,220	17,278,235
4	7,516,035	17,551,015
5	7,634,695	17,828,102
6	7,755,227	18,109,563
7	7,877,663	18,395,468
8	8,002,032	18,685,886
9	8,128,364	18,980,889
10	8,256,690	19,280,550
11	8,387,043	19,584,942
12	8,519,453	19,894,139
13	8,653,954	20,208,218
14	8,790,578	20,527,255
15	8,929,360	20,851,329
16	9,070,332	21,180,520
17	9,213,530	21,514,907
18	9,358,988	21,854,574
19	9,506,743	22,199,603
20	9,656,831	22,550,079
		plus the Final Payment applicable to the Rig B Facility
21	9,809,288
22	9,964,153
23	10,121,462
24	10,281,254
25	10,443,570
26	10,608,447
27	10,775,928
28	10,946,053
	plus the Final Payment applicable to the Rig A Facility

87

Schedule 6

Mandatory Costs Formula

1	The Mandatory Cost is an addition to the interest rate to compensate Banks for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank which in either case, are introduced or published after the date of this Agreement.

2	On, or as soon as possible after, the first day of each Interest Period, the Bank Agent shall calculate as a percentage rate the additional cost rate (the “Additional Cost Rate”) for each Bank, in accordance with the following paragraphs set out below. The Mandatory Cost will be calculated by the Bank Agent as a weighted average of the Additional Cost Rates of all the affected Banks (weighted in proportion to the percentage participation of each Bank in the Facility) and will be expressed as a percentage rate per annum.

3	The Additional Cost Rate for any Bank lending from a Facility Office in a Participating Member State will be the percentage notified by that Bank to the Bank Agent as its reasonable determination of the cost (expressed as a percentage of that Bank’s participation in all facilities made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office. If a Bank fails to notify any Additional Cost Rate pursuant to this paragraph 3, the Bank Agent shall be entitled to assume that no such Additional Cost Rate has been incurred.

4	The Additional Cost Rate for any Bank lending from a Facility Office in the United Kingdom will be calculated by the Bank Agent in accordance with the following formula:

E x 0.01	per cent
300	per annum

The resulting figures will be rounded to four decimal places.

Where:

E.	is designed to compensate Banks for amounts payable under the Fees Rules and is calculated by the Bank Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Bank Agent pursuant to paragraph 6 below and expressed in pounds per £1,000,000.

5	For the purposes of this Schedule:

(a)	“Fees Rules” means the rules on periodic fees contained in the Supervision Manual of the Financial Services Authority’s Handbook of rules and guidance or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(b)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(c)	“Tariff Base” has the meaning give to it in, and will be calculated in accordance with, the Fees Rules.

6	If requested by the Bank Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Bank Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

88

7	Each Bank shall supply any information required by the Bank Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Bank shall supply the following information on or prior to the date on which it becomes a Bank:

(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Bank Agent may reasonably request for such purpose.

8	Each Bank shall promptly notify the Bank Agent of any change to the information provided by it pursuant to paragraph 7 above.

9	The rates of charge of each Reference Bank for the purpose of E above shall be determined by the Bank Agent based upon the information supplied to it pursuant to paragraphs 6, 7 and 8 above and on the assumption that, unless a Bank notifies the Bank Agent to the contrary, each Bank’s obligations in relation to cash ratio deposits are the same as those of a typical bank from its jurisdiction of incorporation with a facility office in the same jurisdiction as its Facility Office.

10	The Bank Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Bank and shall be entitled to assume that the information provided by any Bank or Reference Bank pursuant to paragraphs 3, 6, 7, and 8 above is true and correct in all respects.

11	The Bank Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Banks on the basis of the Additional Cost Rate for each Bank based on the information provided by each Bank and each Reference Bank pursuant to paragraphs 3, 6, 7 and 8 above.

12	Any determination by the Bank Agent pursuant to this schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Bank shall, in the absence of manifest error, be conclusive and binding on all Parties.

The Bank Agent may from time to time, after consultation with the Borrower and the Banks, determine and notify to all Parties any amendments which are required to be made to this schedule to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination will, in the absence of manifest error, be conclusive and binding on all Parties.

89

BANK LOAN AGREEMENT

Borrower

EXECUTED as a DEED	)
for and on behalf of	)
MIMOSA FINANCE C.V.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy	)

Bank Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

Bank Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

Banks

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
BANCO SANTANDER BANESPA S/A	) /s/ Marco Lima Monteiro
by	) /s/ Marcio Renato Sato
in the presence of:

EXECUTED as a DEED	)
for and on behalf of	)
BANCO BRADESCO S/A	) /s/ Jose Luiz Meschiatti
by	) /s/ Malsa de Oliveira
in the presence of: /s/ Mauro Lopes

EXECUTED as a DEED	)
for and on behalf of	)
BAYERISCHE HYPO-UND	)
VEREINSBANK A.G.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
CALYON S.A.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
DnB NOR BANK ASA, NEW YORK BRANCH	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
FORTIS CAPITAL CORPORATION	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
NATIXIS	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
NIBC BANK N.V.	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXECUTED as a DEED	)
for and on behalf of	)
INTERNATIONAL FINANCE CORPORATION	)
by	) /s/ Eleanor Martin
its duly authorised attorney-in-fact	)
in the presence of: /s/ M. Healy

EXHIBIT 10.10

Execution version

Dated 26 November 2009

AMENDMENT DEED No. 1

in relation to a

PROJECT LOAN AGREEMENT

in respect of a loan facility of up to $810,167,850 relating to two semi-

submersible drilling rigs to EIFFEL RIDGE GROUP C.V.

and

BANK LOAN AGREEMENT

in respect of a loan facility of up to $810,167,850 to

MIMOSA FINANCE C.V.

Contents

Clause		Page

1	Definitions and interpretation	2

2	Facility Agent and Bank Agent	3

3	Effective Time Notices	3

4	Principles	4

5	Amendments	4

6	Total Loss of a Rig	21

7	Miscellaneous	22

8	Law and jurisdiction	22

Schedule 1 Conditions Precedent		24

Part A		24

Part B		26

Schedule 2 Project Effective Time Notice		28

Schedule 3 Bank Effective Time Notice		29

Schedule 4 Form of Charter Compensation Covenant		30

Schedule 5 Financial Covenants		42

Schedule 6 Form of Compliance Certificate		49

Schedule 7 Part A Form of Borrower Notice of Assignment in respect of the Charter - Rig Swap		52

Part B Form of Bank Notice of Assignment in respect of the Charter - Rig Swap		54

EXECUTION PAGE - AMENDMENT DEED NO. 1		56

THIS DEED is 26 November 2009 and made BETWEEN:

(1)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Facility Agent;

(2)	ESBELTO B.V., a company incorporated under the laws of The Netherlands of Amstelveenseweg 500, 1081 KL, Amsterdam, The Netherlands, in its capacity as Security Trustee for and on behalf of itself and the other Beneficiaries, as Security Trustee;

(3)	GOLD STAR EQUITIES LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1031368 and its principal office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Rig A Owner;

(4)	LONE STAR OFFSHORE LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1039322 and its principal office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Rig B Owner;

(5)	CONSTELLATION OVERSEAS LTD., a company incorporated under the laws of the British Virgin Islands, with company number 1020641 and its principal office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Constellation;

(6)	EIFFEL RIDGE GROUP C.V., a limited partnership formed under the laws of The Netherlands, with its registered office Locatellikade 1, 1076 AZ, Amsterdam, The Netherlands and represented by Becrux B.V. as managing partner, as Project Borrower;

(7)	QUEIROZ GALVÃO ÓLEO E GÁS S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 30.521.090/0001-27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ 20030-010, as Sponsor;

(8)	QUEIROZ GALVÃO S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 02.538.798/0001-55 and its registered office at Av. Rio Branco, 156, room 3001-part, Rio de Janeiro, RJ, as Parent Sponsor;

(9)	MIMOSA FINANCE B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its principal place of business at Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, P.O. Box 75215, 1070 AE Amsterdam, The Netherlands, having its seat (statutaire zetel) in Amsterdam, registered with the Chamber of Commerce (Kamer van Koophandel) under number 34279330, as Mimosa Finance;

(10)	MIMOSA FINANCE C.V., a limited liability partnership formed under the laws of The Netherlands, with its registered office at Bijlmerplein 888, P.O. Box 1800, 1000 BV, Amsterdam, The Netherlands and represented by Stichting Mimosa Finance, its Manager Partner, as Bank Borrower;

(11)	CENTAURUS S.à.r.l., a company incorporated under the laws of Luxembourg with registered offices at 3, allée Scheffer, L-2520, Luxembourg, as Centaurus;

(12)	BECRUX B.V., a limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands with company number 34278801 having its legal seat in The Netherlands, with registered offices at Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, P.O. Box 75215, 1070 AE Amsterdam, The Netherlands as Becrux;

(13)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Bank Agent;

(14)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, in its capacity as security trustee for and on behalf of itself and the other Bank Beneficiaries, as Bank Trustee;

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(15)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Account Bank;

(16)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Shortfall Party; and

(17)	ING CAPITAL MARKETS LLC, a limited liability company incorporated under the laws of the State of Delaware of 1325 Avenue of the Americas, New York, N.Y. 10019, USA as Hedging Provider.

WHEREAS:

(A)	By a project loan agreement dated 30 July 2007 as amended and/or supplemented (the Project Loan Agreement) and made between (i) Eiffel Ridge Group C.V., represented by Becrux B.V., its managing partner, as borrower, (ii) the companies and entities referred to therein as Lenders, (iii) ING Bank N.V. as arranger, (iv) ING Bank N.V. as facility agent, and (v) Esbelto B.V. as security trustee, in respect of a loan facility of up to $810,167,850;

(B)	By a bank loan agreement dated 30 July 2007 as amended and/or supplemented (the Bank Loan Agreement) and made between (i) Mimosa Finance C.V., represented by Stichting Mimosa Finance, as borrower (ii) the banks and financial institutions referred to therein as Banks, (iii) ING Bank N.V. as bank agent, and (iv) ING Bank N.V. as bank trustee in respect of a loan facility of up to $810,167,850;

(C)	The Project Loan Agreement makes available (i) the Rig A Loan to finance the payment of Rig A Advance Bareboat Hire, which in turn financed the construction of Rig A and certain related interest expenses, and (ii) the Rig B Loan to finance the payment of Rig B Advance Bareboat Hire, which in turn financed the construction of Rig B and certain related interest expenses;

(D)	Rig B was originally scheduled to be delivered to the Charterer under the Rig B Charter by 29 September 2009 and if it is not delivered by 29 September 2010, a termination event will occur under the Rig B Charter and Rig A was originally scheduled to be delivered to the Charterer under the Rig A Charter by 30 June 2010 and if it is not delivered by 31 December 2010, a termination event will occur under the Rig A Charter; and

(E)	The parties wish to enter into this Deed to amend the Facility Documents (as defined in the Project Loan Agreement) and the Facility Documents (as defined in the Bank Loan Agreement) in order to (amongst other things) permit (i) Rig A to be delivered, and to operate, under the Rig B Charter, and (ii) Rig B to be delivered, and to operate, under the Rig A Charter.

IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	Words and expressions defined in clause 1.2 to the Project Loan Agreement and not otherwise defined in this Deed shall bear the same respective meanings when used in this Deed, and:

Additional Fee Letters means the project loan fee letter dated on or about the date of this Deed between (among others) the Facility Agent and the Borrower and the bank loan fee letter dated on or about the date of this Deed between the Bank Agent and the Borrower (as defined in the Bank Loan Agreement);

Additional Powers of Attorney has the meaning given to it in the Project Loan Agreement (as amended by this Deed);

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Amendment to the Rig A Mortgage has the meaning given to it in the Project Loan Agreement (as amended by this Deed);

Amendment to the Rig B Mortgage has the meaning given to it in the Project Loan Agreement (as amended by this Deed);

Bank Additional Notices of Assignment has the meaning given to the term “Additional Notices of Assignment” in the Bank Loan Agreement (as amended by this Deed);

Bank Effective Time Notice means the notice in the form set out in Schedule 3;

Documents means together the Facility Documents as defined in the Project Loan Agreement and the Facility Documents as defined in the Bank Loan Agreement;

Effective Time means the later of the time at which (i) the Facility Agent issues the Project Effective Time Notice and (ii) the Bank Agent issues the Bank Effective Time Notice;

Project Additional Notices of Assignment has the meaning given to the term “Additional Notices of Assignment” in the Project Loan Agreement (as amended by this Deed);

Project Effective Time Notice means the notice in the form set out in Schedule 2; and

Relevant Documents means this Deed, the Additional Fee Letters, the Amendment to the Rig A Mortgage, the Amendment to the Rig B Mortgage, the Additional Powers of Attorney, the Project Additional Notices of Assignment and the Bank Additional Notices of Assignment.

1.2	The rules of construction set out in clause 1.4 and 1.5.1 of the Project Loan Agreement shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Agreement” were a reference to this Deed.

2	Facility Agent and Bank Agent

2.1	The Facility Agent is a party to, and is entering into, this Deed on behalf of itself and as agent of the Lenders pursuant to clause 16.4 of the Project Loan Agreement.

2.2	The Bank Agent is a party to, and is entering into, this Deed on behalf of itself and as agent of the Banks pursuant to clause 16.4 of the Bank Loan Agreement.

3	Effective Time Notices and conditions subsequent

3.1	The Facility Agent shall issue the Project Effective Time Notice promptly after it or its duly authorised representative has received the documents and evidence specified in Part A of Schedule 1 in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders), unless any Default has occurred and is continuing.

3.2	The Bank Agent shall issue the Bank Effective Time Notice promptly after it or its duly authorised representative has received the documents and evidence specified in Part B of Schedule 1 in form and substance satisfactory to the Bank Agent (acting on the instructions of the Majority Banks), unless any Default (as defined in the Bank Loan Agreement) has occurred and is continuing.

3.3	The Borrower will provide:

3.3.1	within thirty (30) days of the date of this Deed, evidence satisfactory to the Facility Agent and the Bank Agent that the Relevant Documents (other than the Additional Fee Letters) have been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents; and

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3.3.2	within sixty (60) days of the date of this Deed, evidence satisfactory to the Facility Agent and the Bank Agent that the Amendment to the Rig A Mortgage and the Amendment to the Rig B Mortgage have been (i) translated into Spanish and (ii) permanently registered in the Flag State.

4	Principles

4.1	The parties hereto agree that from the Effective Time notwithstanding anything to the contrary in the Documents, the Documents shall be read and construed as if:

4.1.1	Rig A will be delivered to the Charterer under the Rig B Charter and the Rig B Services Agreement and Rig B will be delivered to the Charterer under the Rig A Charter and the Rig A Services Agreement;

4.1.2	Rig A is related to the Rig B Charter and Rig B is related to the Rig A Charter;

4.1.3	The Security Period relating to a Rig means, at any time after the Charter Date of Acceptance of that Rig, in the case of Rig A, the Security Period relating to the Rig B Facility and, in the case of Rig B, the Security Period relating to the Rig A Facility;

4.1.4	Wherever and to the extent stated or implied that applications out of the Proceeds A Account will be made towards repayment of the Rig A Loan or applications out of the Proceeds B Account will be made towards repayment of the Rig B Loan, subject always to the provisions of clause 6 of this Deed, applications out of the Proceeds A Account shall be applied towards repayment of the Rig B Loan and applications out of the Proceeds B Account shall be applied towards repayment of the Rig A Loan;

4.1.5	The Earnings generated by Rig A (including the Charter Rate from the Rig B Charter) will repay the Rig B Loan and the Earnings generated by Rig B (including the Charter Rate from the Rig A Charter) will repay the Rig A Loan; and

4.1.6	Claims may be made under the Pre-Completion Guarantee and the related Pre-Completion Guarantee Letter of Credit until the Completion Date for Rig A in respect of the Rig B Loan and until the Completion Date for Rig B in respect of the Rig A Loan.

5	Amendments

5.1	Project Loan Agreement

From the Effective Time, the Project Loan Agreement shall be amended and varied as follows:

5.1.1	In clause 1.2, the following definition is inserted in alphabetical order:

“ “Additional Notices of Assignment” means the notices of assignment in the form set out in Schedule 7, Part A of the Amendment Deed, specifying the relevant Earnings Account and the relevant Rig;”

5.1.2	In clause 1.2, the following definition is inserted in alphabetical order:

“ “Additional Powers of Attorney” means the replacement Powers of Attorney to be granted by the Borrower and the Rig Owners respectively to the Security Trustee;”

5.1.3	In clause 1.2, the following definition shall be inserted in alphabetical order:

“ “Amendment Deed No. 1” means the deed of amendment no. 1 dated 2009 between each of the parties to the Co-ordination Deed, Constellation, the Sponsor and the Parent Sponsor;”

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5.1.4	In clause 1.2, the definition of “Allocation Period” is deleted and replaced by:

“ “Allocation Period” means, in respect of a Facility, (i) in the case of the Rig A Facility, the period commencing on the Initial Charter Hire Date relating to Rig B, and in the case of the Rig B Facility, the period commencing on the Initial Charter Hire Date relating to Rig A and, in each case, ending on the first Application Date relating to that Facility, and (ii) each subsequent period commencing on the last day of the previous Allocation Period relating to that Facility and ending on the next following Application Date relating to that Facility;”

5.1.5	In clause 1.2, the following definition shall be inserted in alphabetical order:

“ “Amendment to Rig A Mortgage” means the mortgage amendment agreement relating to the Rig A Mortgage in the Agreed Form entered into or, as the context may require, to be entered into, between the Rig A Owner and the Security Trustee;”

5.1.6	In clause 1.2, the following definition shall be inserted in alphabetical order:

“ “Amendment to Rig B Mortgage” means the mortgage amendment agreement relating to the Rig B Mortgage in the Agreed Form entered into or, as the context may require, to be entered into, between the Rig B Owner and the Security Trustee;”

5.1.7	In clause 1.2, the definition of “Application Dates” is deleted and replaced by:

“ “Application Dates” means, in relation to a Facility (i) in the case of the Rig A Facility, the Quarter Date falling at the end of the first full Quarter Period following the Rig A Charter Date of Acceptance and, in the case of the Rig B Facility, the Quarter Date falling at the end of the first full Quarter Period following the Rig B Charter Date of Acceptance (ii) each Quarter Date (in each case subject to clause 8.3) falling subsequently to the Quarter Date referred to in paragraph (i) above within the Security Period relating to that Facility and (iii) the Final Maturity Date of that Facility, and “Application Date” means any of them;”

5.1.8	In clause 1.2, the definition of “Charter Rate” is deleted and replaced by:

“ “Charter Rate” means in relation to Rig A, the Rig B Charter Rate and, in relation to Rig B, the Rig A Charter Rate;”

5.1.9	In clause 1.2, in the text of the definition of “Earnings”, all references to “Rig A” shall be construed as references to “Rig B” and all original references to “Rig B” shall be construed as references to “Rig A”;

5.1.10	In clause 1.2, the definition of “Earnings A Account Receivables” is deleted and replaced by:

“ “Earnings A Account Receivables” means:

(a)	all Earnings relating to Rig B and/or payable to the Borrower or the Rig B Owner in respect of Rig B received after the Initial Charter Hire Date relating to Rig B (but excluding any Rig B Advance Bareboat Hire);

(b)	all rebates of Rig A Advance Bareboat Hire corresponding to Swap Receipts or Hedging Receipts payable under the Rig A Hedging Agreements;

(c)	all Loss of Earnings Proceeds (if any) relating to Rig B and/or payable to the Borrower in respect of Rig B;

(d)	all Pre-Completion Guarantee Proceeds paid and received in respect of the obligations or liabilities of the Borrower in relation to the Rig A Facility; and

(e)	all other amounts which are from time to time required, pursuant to the terms of any Facility Document, to be deposited in the Earnings A Account;”

5

5.1.11	In clause 1.2, the definition of “Earnings Accounts” is deleted and replaced by:

“ “Earnings Accounts” means, in relation to Rig A and/or the Rig B Facility, the Earnings B Account and, in relation to Rig B and/or the Rig A Facility, the Earnings A Account and “Earnings Account” means either of them;”

5.1.12	In clause 1.2, the definition of “Earnings B Account Receivables” is deleted and replaced by:

“ “Earnings B Account Receivables” means:

(a)	all Earnings relating to Rig A and/or payable to the Borrower in respect of Rig A received after the Initial Charter Hire Date relating to Rig A (but excluding any Rig A Advance Bareboat Hire);

(b)	all rebates of Rig B Advance Bareboat Hire corresponding to Swap Receipts or Hedging Receipts payable under the Rig B Hedging Agreements;

(c)	all Loss of Earnings Proceeds (if any) relating to Rig A and/or payable to the Borrower in respect of Rig A;

(d)	all Pre-Completion Guarantee Proceeds paid and received in respect of the obligations or liabilities of the Borrower relating to the Rig B Facility; and

(e)	all other amounts which are from time to time required, pursuant to the terms of any Facility Document, to be deposited in the Earnings B Account;”

5.1.13	In clause 1.2, paragraph (a) of the definition of “Margin” is deleted and replaced by:

(a)	in relation to the Rig A Facility:

two point one five per cent. (2.15%) per annum up to 1 October 2009;

thereafter up to the Rig A Margin Reduction Date, two point six five per cent. (2.65%);

thereafter up to the fifth anniversary of the Rig A Margin Reduction Date, one point one five per cent. (1.15%) per annum; and

thereafter one point three five per cent. (1.35%) per annum;

5.1.14	In clause 1.2, in the definition of “Permitted Amendment”, in paragraph (a)(iv), the words “in the case of Rig A, 31 December, 2010 or, in the case of Rig B, 31 December, 2009” shall be replaced by “in the case of Rig A, 29 September 2010 or, in the case of Rig B, 31 December, 2010”

5.1.15	In clause 1.2, the definition of “Rig A Availability Period” is deleted and replaced by:

“ “Rig A Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on:

(a)	in the case of any Rig A Principal Advance the earliest to occur of:

(i)	31 December, 2010;

(ii)	the date falling ninety (90) days after the Rig B Charter Date of Acceptance;

(iii)	the Rig A Completion Date;

(b)	in the case of the Rig A Intercompany Principal Advance and the Rig A Intercompany Interest Advance, 15 October, 2007; and

6

(c)	in the case of any Rig A Interest Advance and any Rig A Swap Advance, the earlier to occur of the Initial Charter Hire Date relating to Rig B and 31 December, 2010,

unless extended in writing by the Facility Agent (with consent of all Lenders) pursuant to clause 16.13.2;”

5.1.16	In clause 1.2, in the text of the definitions of (but not the defined term itself) “Rig A Charter”, “Rig A Charter Date of Acceptance”, “Rig A Charterer Acknowledgement” and “Rig A Services Agreement”, all references to “Rig A” are amended to references to “Rig B”.

5.1.17	In clause 1.2, the following definition is inserted in alphabetical order:

“ “Rig A Charter Compensation Covenant” means the deed of covenant in the form set out in Schedule 4 of the Amendment Deed No. 1 granted or, as the context may require, to be granted by the Parent Sponsor in favour of the Security Trustee for the benefit of the Beneficiaries relating to, inter alia, the payment by way of Equity of amounts equal to any Charter Compensation in respect of the Rig A Charter;”

5.1.18	In clause 1.2, the definition of “Rig A Commitment” is deleted and replaced by:

“ “Rig A Commitment” means in relation to a Lender and at any relevant time the amount set out opposite its name in column “Rig A” of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced or increased, in each case, by any relevant term of this Agreement;”

5.1.19	In clause 1.2, the definition of “Rig A Interest Facility Limit” is deleted and replaced by:

“ “Rig A Interest Facility Limit” means an amount of forty four million, five hundred and thirty six thousand and four Dollars ($44,536,004), as the same may be reduced or increased in accordance with any provision of this Agreement;”

5.1.20	In clause 1.2, the definition of “Rig A Facility Limit” is deleted and replaced by:

“ “Rig A Facility Limit” means an amount of three hundred and thirty-two million, thirty six thousand and four Dollars ($332,036,004) as the same may be reduced or increased in accordance with any provision of this Agreement;”

5.1.21	In clause 1.2, the definition of “Rig A Margin Reduction Date” is deleted and replaced by:

“ “Rig A Margin Reduction Date” means the date on which each of the conditions specified in paragraphs 2, 5, 7(a), (b) and (c), 11 and 12 of Part 5 of Schedule 3 have been satisfied in full in relation to Rig B, the Rig A Charter, the Rig B Owner, the Rig A Services Agreement and the Rig B Bareboat Charter, as applicable;”

5.1.22	In clause 1.2, the definition of “Rig A Proceeds” is deleted and replaced by:

“ “Rig A Proceeds” means:

(a)	all Final Disposition Proceeds relating to Rig A,

(b)	all Total Loss Proceeds and Restricted Proceeds relating to Rig A,

(c)	all Requisition Compensation relating to Rig A,

(d)	following the occurrence of an Event of Default, all Earnings B Account Receivables, all Debt Service Reserve Account Receivables, all Proceeds A Account Receivables, all Project B Account Receivables and all Loss of Earnings Proceeds relating to Rig A,

(e)	all and any other monies, property and other assets representing or deriving from all or any of the Secured Property and the Collateral, to the extent the same relates to Rig A, the Rig A Owner and/or the obligations of the Borrower in relation to the Rig B Facility, other than any Termination Option Fee;”

7

5.1.23	In clause 1.2, the definition of “Rig A Swap Bareboat Hire” is deleted and replaced by:

“ “Rig A Swap Bareboat Hire” means and includes all amounts payable to the Rig A Owner pursuant to clause 5.7 of the Rig A Bareboat Charter;”

5.1.24	In clause 1.2, the definition of “Rig B Availability Period” is deleted and replaced by:

“ “Rig B Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on:

(a)	in the case of any Rig B Principal Advance the earliest to occur of:

(i)	29 September, 2010;

(ii)	the date falling ninety (90) days after the Rig A Charter Date of Acceptance;

(iii)	the Rig B Completion Date;

(b)	in the case of the Rig B Intercompany Principal Advance and the Rig B Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of any Rig B Interest Advance and any Rig B Swap Advance, the earlier to occur of the Initial Charter Hire Date relating to Rig A and 29 September, 2010,

unless extended in writing by the Facility Agent (with consent of all Lenders) pursuant to clause 16.13.2;”

5.1.25	In clause 1.2, in the text of the definitions of (but not the defined term itself) “Rig B Charter”, “Rig B Charter Date of Acceptance”, “Rig B Charterer Acknowledgement” and “Rig B Services Agreement”, all references to “Rig B” are amended to references to “Rig A”.

5.1.26	In clause 1.2, the following definition shall be inserted in alphabetical order:

“ “Rig B Charter Compensation Covenant” means the deed of covenant in the form set out in Schedule 4 of the Amendment Deed No. 1 granted or, as the context may require, to be granted by the Parent Sponsor in favour of the Security Trustee for the benefit of the Beneficiaries relating to, inter alia, the payment by way of Equity of amounts equal to any Charter Compensation in respect of the Rig B Charter;”

5.1.27	In clause 1.2, the definition of “Rig B Margin Reduction Date” is deleted and replaced by:

“ “Rig B Margin Reduction Date” means the date on which each of the conditions specified in paragraphs 2, 5, 7(a), (b) and (c), 11 and 12 of Part 5 of Schedule 3 have been satisfied in full in relation to Rig A, the Rig B Charter, the Rig A Owner, the Rig B Services Agreement and the Rig A Bareboat Charter, as applicable;”

5.1.28	In clause 1.2, the definition of “Rig B Proceeds” is deleted and replaced by:

“ “Rig B Proceeds” means:

(a)	all Final Disposition Proceeds relating to Rig B;

(b)	all Total Loss Proceeds and Restricted Proceeds relating to Rig B;

(c)	all Requisition Compensation relating to Rig B;

8

(d)	following the occurrence of an Event of Default, all Earnings A Account Receivables, all Debt Service Reserve Account Receivables, all Proceeds B Account Receivables, all Project A Account Receivables and all Loss of Earnings Proceeds relating to Rig B;

(e)	all and any other monies, property and other assets representing or deriving from all or any of the Secured Property and the Collateral, to the extent the same relates to Rig B, the Rig B Owner and/or the obligations of the Borrower in relation to the Rig A Facility other than any Termination Option Fee;”

5.1.29	In clause 1.2, the definition of “Rig B Swap Bareboat Hire” is deleted and replaced by:

“ “Rig B Swap Bareboat Hire” means and includes all amounts payable to the Rig B Owner pursuant to clause 5.7 of the Rig B Bareboat Charter;”

5.1.30	In clause 1.2, the following definition shall be inserted in alphabetical order:

“ “Rig B Total Contribution” means at any time in relation to the Rig B Facility, the aggregate amount of the principal amounts of the Rig B Loan owing to each Lender at that time;”

5.1.31	In clause 1.2, in the definition of “Security Documents”, the words “, the Rig A Charter Compensation Covenant, the Rig B Charter Compensation Covenant, the Amendment to the Rig A Mortgage, the Amendment to the Rig B Mortgage, the Additional Powers of Attorney, the Additional Notices of Assignment” shall be added after the words “the Letters of Authorisation”.

5.1.32	In clause 1.2, the definition of “Security Period” is deleted and replaced by:

5.1.33	“ “Security Period” means the period commencing on the date of this Agreement and, in relation to the Facilities, terminating on the date on which all the Secured Obligations have been paid, repaid, satisfied, performed and discharged in full or, in relation to Rig A and/or the Rig B Facility, terminating on the date on which the Rig A Mortgage has been unconditionally released after payment, repayment, satisfaction, performance and discharge in full of all Secured Obligations relating to the Rig B Facility and, in the case of Rig B and/or the Rig A Facility, terminating on the date on which the Rig B Mortgage has been unconditionally released after payment, repayment, satisfaction, performance and discharge in full of all Secured Obligations relating to the Rig A Facility;”

5.1.34	In clause 1.2, the definition of “Sponsor Cut-Off Date” is deleted and replaced by:

“ “Sponsor Cut-Off Date” means, in relation to a Facility:

(a)	for the purposes of clauses 3, 5, 8.1, 8.2.3, 8.2.5, 8.2.6, 8.2.8, 8.2.9, 8.2.10, 8.2.14, 8.2.16, 8.2.17, 8.2.18, 8.2.19, 8.2.20, 8.2.22, 8.2.23, 8.2.24, 8.3.2(c), 8.3.3, 8.3.4, 8.3.5, 9.1, 10, 13, 14, 15, 16, 17, 18 (to the extent clause 18 relates to any of the other clauses referred to in this paragraph (a)), 19 and (to the extent it relates to any of the other clauses referred to in this paragraph (a)) 20 of the Deed of Undertaking, the earlier to occur of:

(1)	the end of the Security Period relating to that Facility;

(2)	the later of (i) ninety (90) days after the date on which the Security Trustee takes action to enforce, (A) the Mortgage over, (x) prior to the Charter Date of Acceptance of a Rig, in the case of the Rig A Facility, Rig A or, in the case of the Rig B Facility, Rig B, or (y) after the Charter Date of Acceptance of a Rig, in the case of the Rig A Facility, Rig B or, in the case of the Rig B Facility, Rig A, and/or (B) the Share Pledge over the shares of each Rig Owner, and (ii) the Debt Service Undertaking Release Date;

(b)	for all other purposes, the earliest to occur of:

(1)	the end of the Security Period relating to that Facility;

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(2)	the date on which, in the case of the Rig A Facility, the Rig A Services Agreement, or in the case of the Rig B Facility, the Rig B Services Agreement, is terminated by the Charterer;

(3)	the later of (i) ninety (90) days after the date on which the Security Trustee takes action to enforce, (A) the Mortgage over, (x) prior to the Charter Date of Acceptance of a Rig, in the case of the Rig A Facility, Rig A or, in the case of the Rig B Facility, Rig B, or (y) after the Charter Date of Acceptance of a Rig, in the case of the Rig A Facility, Rig B or, in the case of the Rig B Facility, Rig A, and/or (B) the Share Pledge over the shares of each Rig Owner, and (ii) the Debt Service Undertaking Release Date;

5.1.35	In clause 1.2, in the definition of “Termination Date” in paragraph (a), the words “the Rig the Advance Bareboat Hire paid in relation to which was financed by that Facility” shall be replaced by “(i) prior to the Charter Date of Acceptance of a Rig, the Rig the Advance Bareboat Hire paid in relation to which was financed by that Facility or (ii) after the Charter Date of Acceptance of a Rig, in the case of the Rig B Facility, Rig A and in the case of the Rig A Facility, Rig B”;

5.1.36	In clause 4.2.1, the words “of the Rig relating to the Advance Bareboat Hire which is financed by that Facility” are replaced by “of, in the case of the Rig A Facility, the Initial Charter Hire Date in respect of Rig B and, in the case of the Rig B Facility, the Initial Charter Hire Date in respect of Rig A”.

5.1.37	Clause 4.5 is deleted and replaced by:

“4.5	Termination of Commitments

4.5.1	Any part of the Rig A Commitment undrawn at the end of the Rig A Availability Period shall thereupon be automatically reduced to zero; and

4.5.2

(a)	At the end of the Rig B Availability Period in respect of any Rig B Interest Advance and/or any Rig B Swap Advance, an amount equal to the sum of the Rig B Interest Facility Limit at that time minus the aggregate of the Rig B Interest Advances, the Rig B Intercompany Interest Advance and the Rig B Swap Advances made prior to or at that time (the “Amount”) shall be added to the Rig A Interest Facility Limit and, at that time, for all purposes of the Facility Documents (i) the Rig A Commitment shall be increased by the Amount and (ii) the Rig B Commitment shall be decreased by the Amount; and

(b)	At the end of the Rig B Availability Period in respect of any Advance other than any Rig B Interest Advance and/or any Rig B Swap Advance, the Rig B Commitment shall be automatically reduced by (i) any part of the Rig B Commitment undrawn at the end of that Rig B Availability Period, and (ii) the aggregate of any amounts actually applied to repay the Rig B Loan prior to the end of that Rig B Availability Period pursuant to clauses 5.2.6 and 5.2.10 of the Deed of Proceeds and Priorities.”

5.1.38	In clause 4.7, the words “subject only to clause 4.5.2(a),” are added after “For the avoidance of doubt,”.

5.1.39	In clause 5.1, the words “the Initial Charter Hire Date of the Rig the Advance Bareboat Hire relating to which is financed by that Facility” wherever they appear, are replaced by “, in the case of the Rig A Loan, the Initial Charter Hire Date in respect of Rig B and, in the case of the Rig B Loan, the Initial Charter Hire Date in respect of Rig A” and the words “(after deducting therefrom the amount (if any) of any Swap Rebate payable to the Borrower under the Bareboat Charter relating to that Rig)” are replaced by “(after deducting therefrom the amount (if any) of any Rig A Swap Rebate in the case of the Rig A Loan or Rig B Swap Rebate, in the case of the Rig B Loan)”

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5.1.40	In clause 5.2.3, the words “the Initial Charter Hire Date of the Rig the Advance Bareboat Hire relating to which is financed by that Loan” wherever they appear are replaced by “, in the case of the Rig A Loan, the Initial Charter Hire Date in respect of Rig B and, in the case of the Rig B Loan, the Initial Charter Hire Date in respect of Rig A,”

5.1.41	Clause 6.1 is deleted and replaced by:

“6.1.1	(a)	The Rig A Total Commitment relating to the Rig A Facility shall be reduced on each Application Date relating to the Rig A Facility by the Required Amount relating to the Rig A Facility for that Application Date. Any reduction of that Rig A Total Commitment shall reduce the Commitment relating to the Rig A Facility of each Lender in the proportion which that Lender’s Commitment relating to the Rig A Facility bears to the Total Commitment relating to the Rig A Facility.

	(b)	(i) On any Application Date falling prior to the end of the Rig B Availability Period, the Rig B Total Contribution shall be reduced on each Application Date relating to the Rig B Facility by the Required Amount relating to the Rig B Facility for that Application Date. Any reduction of that Rig B Total Contribution shall reduce the Contribution relating to the Rig B Facility of each Lender in the proportion which that Lender’s Contribution relating to the Rig B Facility bears to the Rig B Total Contribution.

(ii) On any Application Date falling on or after the end of the Rig B Availability Period, the Rig B Total Commitment shall be reduced on each Application Date relating to the Rig B Facility by the Required Amount relating to the Rig B Facility for that Application Date. Any reduction of that Rig B Total Commitment shall reduce the Commitment relating to the Rig B Facility of each Lender in the proportion which that Lender’s Commitment relating to the Rig B Facility bears to the Total Commitment relating to the Rig B Facility.

6.1.2		If on any Application Date relating to a Facility (after the reduction of, at any time prior to the end of the Rig B Availability Period, the Rig A Total Commitment and/or the Rig B Total Contribution or, as the case may be, at any time on or after the end of the Rig B Availability Period, the Total Commitments relating to that Facility, in accordance with clause 6.1.1 above) there remain any amounts available for application in accordance with clause 5.2.10 of the Deed of Proceeds and Priorities, the Rig A Total Commitment and the Rig B Total Contribution or, as the case may be, the Total Commitment relating to each Facility shall be further reduced by the balance of such moneys applied to the Loan outstanding under that Facility and, at any time prior to the end of the Rig B Availability Period, the Rig A Commitment of each Lender shall be further reduced in the proportion which that Lender’s Commitment to the Rig A Facility bears to the Total Commitment relating to the Rig A Facility and the Rig B Contribution of each Lender to the Rig B Facility shall be further reduced in the proportion which that Lender’s Contribution to the Rig B Facility bears to the Rig B Total Contribution or, as the case may be, at any time on or after the end of the Rig B Availability Period, the Commitment to that Facility of each Lender shall be further reduced in the proportion which that Lender’s Commitment to that Facility bears to the Total Commitment relating to that Facility.

6.1.3		If, at any time prior to the end of the Rig B Availability Period, in the case of the Rig B Facility, after the reduction of the Rig B Total Contribution on any Application Date, the Loan outstanding under that Facility would exceed the Rig B Total Contribution as so reduced, the Borrower shall on such Application Date pay to the Facility Agent (for the account of the Lenders) such amount in repayment of that Loan as shall ensure that that Loan does not exceed the Rig B Total Contribution at such time. If, in the case of the Rig A Facility and, after the end of the Rig B Availability Period, the Rig B Facility, after the reduction of the Total Commitment relating to that Facility on any Application Date, the Loan outstanding under that

11

Facility would exceed the Total Commitment relating to that Facility as so reduced, the Borrower shall on such Application Date pay to the Facility Agent (for the account of the Lenders) such amount in repayment of that Loan as shall ensure that that Loan does not exceed the Total Commitment relating to that Facility at such time.

6.1.4	The Total Commitment relating to a Facility shall be reduced to zero on the Final Maturity Date of that Facility and any amount of the Loan outstanding under that Facility on the Final Maturity Date relating to that Facility shall be repaid in full, together with all accrued interest and any other amount relating thereto payable under this Agreement and the other Facility Documents.”

5.1.42	In clause 10.2.9, each reference to “Earnings Account relating to that Rig” is replaced by “relevant Earnings Account”, each reference to “Proceeds Account relating to that Rig” is replaced by “relevant Proceeds Account” and in paragraph (g) the words “relating to the Rig of which that Rig Owner is the owner” are deleted and the word “relevant” inserted prior to “Earnings”.

5.1.43	In clause 11.1.27, the words “31 December, 2009” are replaced by “29 September, 2010”.

5.1.44	Clause 16.22 is deleted in its entirety and replaced by:

“16.22	Release of Security

(a)	The Borrower hereby agrees with the Security Trustee and the Lenders that they shall be entitled to retain the Security Documents relating to a Facility (save for, to the extent relating solely to that Facility, the Accounts Pledge in so far as it relates to (i) the Project Account, Proceeds Account and Earnings Account in each case relating to the relevant Facility, which will be released immediately upon the Security Trustee being satisfied that the payment, repayment, performance, satisfaction and discharge in full referred to below has occurred, and (ii) the Debt Service Reserve Account, which shall be released immediately upon termination of the Security Period) for thirty (30) days after the payment, repayment, performance, satisfaction and discharge in full of all of the Secured Obligations relating to that Facility (Facility Discharge) and on the last day of such thirty (30) day period, subject to paragraph (b) below, the Security Trustee shall (to the extent the relevant Security Document relates to that Facility), at the request and cost of the applicable Security Party, execute such documentation as may be required to (a) release the applicable Security Party from its obligations under the applicable Security Document, and (b) release or, where applicable, re-assign to that Security Party the security created pursuant to that Security Document and, in the case of the Power of Attorney, return the same to the Borrower in accordance with this clause 16.22 only after satisfaction and discharge in full of all the Secured Obligations, Provided however that if in the reasonable opinion of the Security Trustee or any other Beneficiary there are at that time any contingent claims by any of the Beneficiaries against the Borrower or any other Security Party under or in connection with this Agreement or any Facility Document or any likely contingent claims can be identified at that time, the Security Trustee reserves its right to retain any Security Document and delay such release (notwithstanding the expiry of such thirty (30) day period) until the earlier of (i) the date on which all such contingent claims are irrevocably and unconditionally settled in full, or fully and finally disposed of or withdrawn or discontinued and (ii) such time as the Security Trustee may deem appropriate.

(b)	Notwithstanding paragraph (a) above, upon the Facility Discharge of one (but not both) of the Facilities;

(i)	the Mortgage over, in the case of the Facility Discharge of the Rig A Facility, Rig B or, in the case of the Facility Discharge of the Rig B Facility, Rig A shall be released and reassigned by the Security Trustee in accordance with paragraph (a) above (but not the other Mortgage);

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(ii)	in the case of the Facility Discharge of the Rig A Facility, the Rig B Owner or, in the case of the Facility Discharge of the Rig B Facility, the Rig A Owner may novate to the other Rig Owner the Hedging Agreements to which the relevant Rig Owner is a party on terms approved by the Facility Agent and the Hedging Provider (such approval not to be unreasonably withheld); and

(iii)	if a novation contemplated by paragraph (ii) above has been affected by the Rig A Owner or, as the case may be, the Rig B Owner, the Security Trustee shall, in accordance with paragraph (a) above release and discharge the Share Pledge over the Rig Owner which has effected such novation (but not the other Share Pledge).”

5.1.45	Part 5 of Schedule 3, paragraph 7(e) is deleted in its entirety and replaced by:

“(e)	Confirmation from the Borrower of the date on which the relevant Rig arrived at the port of, or in sheltered waters offshore of, the City of Macaé-RJ in Brazil, in accordance with clause 2.3 of the relevant Charter and, if such arrival is after the date stipulated in clause 2.2.1 of the relevant Charter, evidence satisfactory to the Lenders setting out the details of any reduction in the relevant Charter Rate incurred or to be incurred or any fine levied or to be levied as a consequence of the late arrival of that Rig.”

5.1.46	In Part 5 of Schedule 3, the following words are added:

“13	Charter Compensation Covenant

If at the relevant time (a) Charter Compensation does or may remain payable or applicable by way of any reduction of Charter Rate under the relevant Charter, or (b) either the amount of all relevant Mobilisation Costs have not been ascertained or the amount by which such Mobilisation Costs exceed the corresponding Mobilisation Fees has not been funded or paid in full by way of Equity, a duly executed original of the Rig A Charter Compensation Covenant in the case of the Rig A Charter or, as the case may be, the Rig B Charter Compensation Covenant in the case of the Rig B Charter, and evidence satisfactory to the Agents that the Rig A Charter Compensation Covenant or, as the case may be, the Rig B Charter Compensation Covenant has been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents.”

5.1.47	The Rig A Interest Advance made on 31 October 2009 pursuant to clause 4.2 shall be deemed to have been increased, as at 31 October 2009, by the amount necessary to reflect the increase in the Margin in relation to the Rig A Facility from 1 October 2009.

5.2	Deed of Proceeds and Priorities

From the Effective Time, the Deed of Proceeds and Priorities shall be amended as follows:

5.2.1	In clause 5.1 the references in the fourth and penultimate lines to “Rig A” are replaced by references to “Rig B” and in clause 5.2.5, the reference to “Rig A” in the fifth line is replaced by a reference to “Rig B”.

5.2.2	In clause 5.2.7, the words “references to Rig A were references to Rig B” are replaced by “references to Rig B were references to Rig A”.

5.2.3	Clause 5.3 is deleted in its entirety and replaced by:

“5.3

The provisions of clauses 5.1 and 5.2 shall apply in the same terms to Earnings B Account Receivables, as if all references therein to “Rig A Swap Rebates”, “Rig B” , “Rig A Facility”, “Earnings A Account”, “Rig A Owner”, “Rig A Swap Bareboat Hire”, “Rig

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A Bareboat Charter” and “Rig A Loan” were references to “Rig B Swap Rebates”, “Rig A”, “Rig B Facility”, “Earnings B Account”, “Rig B Owner”, “Rig B Swap Bareboat Hire”, “Rig B Bareboat Charter” and “Rig B Loan”, respectively and the reference in sub-clause 5.2.7 to “Rig B Loan”, “Rig B Facility”, “Rig B Owner”, “Rig B Swap Bareboat Hire”, “Rig B Bareboat Charter” and “Rig A” were a reference to “Rig A Loan”, “Rig A Facility”, “Rig A Owner”, “Rig A Swap Bareboat Hire”, “Rig A Bareboat Charter” and “Rig B” respectively.”

5.2.4	In clause 6.1.3, the words “the Loan relating to the relevant Rig” are replaced by “, in the case of Insurance Proceeds and/or Rig Rights Proceeds in respect of Rig A, the Rig B Loan and, in the case of Insurance Proceeds and/or Rig Rights Proceeds in respect of Rig B, the Rig A Loan”.

5.2.5	In clause 8.1.1(f), the words “relating to the Rig” are deleted and the word “relevant” inserted prior to the words “Earnings Account”.

5.2.6	In clause 9.1(c), the words “the Earnings Account relating to that Rig” are replaced by “in the case of an excess in relation to Rig A, the Earnings B Account or, in the case of an excess in relation to Rig B, the Earnings A Account”.

5.2.7	In clause 12.6.5, the words “provided however that such Event of Default relates to the Facility which financed the Rig of which that Rig Owner is the owner and/or that Rig.” are deleted.

5.2.8	In clause 14.2.10, each reference to “Earnings Account relating to that Rig” is replaced by “relevant Earnings Account”, each reference to “Proceeds Account relating to that Rig” is replaced by “relevant Proceeds Account” and in paragraph (g) the words “of which that Rig Owner is the owner” are deleted.

5.2.9	Clause 15.5 is deleted in its entirety.

5.3	Deed of Undertaking

From the Effective Time, the Deed of Undertaking shall be amended as follows:

5.3.1	Clause 10 is deleted in its entirety and replaced by the contents of Schedule 5 of this Deed.

5.3.2	In clause 11.3.1, the words “relating to the Rig which is the subject of that Services Agreement” are deleted and “relevant” is inserted prior to “Proceeds Account”.

5.3.3	Schedule 1 shall be deleted in its entirety and replaced by the contents of Schedule 6 of this Deed.

5.4	Deed of Covenant

From the Effective Time, the Deed of Covenant shall be amended as follows:

5.4.1	In clause 10, the words “and any obligations and liabilities of the Parent Sponsor under the Rig A Charter Compensation Covenant and the Rig B Charter Compensation Covenant,” are added after “clause 11.2 of this Deed”.

5.4.2	In clause 17.3.2(a) the words “and the Rig A Charter Compensation Covenant and the Rig B Charter Compensation Covenant” are added after the words “Guarantee”.

5.5	General Assignment

From the Effective Time, the General Assignment shall be amended as follows:

5.5.1	In clause 5.1.14, the words “relating to that Rig” are deleted and the word “relevant” is inserted prior to “Earnings Account” in the second line.

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5.5.2	In clause 6, the words “relating to that Rig” are deleted and the word “relevant” is inserted prior to “Proceeds Account”.

5.5.3	In clause 7.5.4(b) the words “relating to the Rig which is the subject of that Charter” are deleted and the word “relevant” is inserted prior to “Proceeds Account”.

5.5.4	In clause 7.5.6(c), the words “Rig A” are replaced by “Rig B” and the words “Rig B” (wherever they originally appeared) are replaced by “Rig A”.

5.5.5	In clause 9.1(b)(i), the words “the Loan relating to that Rig” are deleted and replaced by “, in the case of Rig B, at any time prior to the Rig A Charter Date of Acceptance, the Rig B Total Commitment or at any time on or after the Rig A Charter Date of Acceptance, the Rig A Loan and, in the case of Rig A, at any time prior to the Rig B Charter Date of Acceptance, the Rig A Loan or at any time on or after the Rig B Charter Date of Acceptance, the Rig B Total Commitment”.

5.5.6	In clause 9.1(b)(iii), the words “the Loan relating to the Rig in relation to which that insurance is placed” are deleted and replaced by “in the case of Rig A, the Rig B Loan and, in the case of Rig B, the Rig A Loan”.

5.6	Sponsor Assignment

From the Effective Time, in clause 6 of the Sponsor Assignment, the words “relating to that Rig” are deleted and the word “relevant” is inserted prior to “Proceeds Account”.

5.7	Pre-Completion Guarantee

From the Effective Time, the Pre-Completion Guarantee shall be amended as follows:

5.7.1	In clause 2.1.1, the words “in respect of a Facility upon the occurrence of the Completion Date of the Rig the Advance Bareboat Hire relating to which was financed by that Facility” appearing at the end of the clause will be deleted and replaced by “in respect of the Rig A Facility, upon the occurrence of the Rig B Completion Date and, in respect of the Rig B Facility, upon the occurrence of the Rig A Completion Date”.

5.7.2	In clause 2.14.2(b) the words “the Loan which financed the Advance Bareboat Hire relating to the Rig for which the Completion Date has not occurred” appearing at the end of the clause shall be deleted and replaced by “the Rig A Loan if the Rig B Completion Date has not occurred, or the Rig B Loan if the Rig A Completion Date has not occurred”.

5.7.3	In clause 4.1.1(c), the words “relating to the Rig to which that Project Cost Over Run applies” are deleted and “relevant” inserted prior to “Earnings Account”.

5.8	Rig A Bareboat Charter

From the Effective Time, the Rig A Bareboat Charter shall be amended as follows:

5.8.1	Clause 2.1 is deleted and replaced by:

“2.1 The Owner shall let and demise to the Bareboat Charterer and the Bareboat Charterer shall charter Rig A, subject to the terms and conditions of this Charterparty, for the period, subject to clause 2.3 of this Charterparty, commencing on the Rig A Date of Yard Acceptance and terminating on the date falling ten (10) years after the Rig B Charter Date of Acceptance (the “Charter Term”) provided however that it is acknowledged and agreed, as between the Owner and the Bareboat Charterer, that the Owner shall bear and be responsible for all Transportation Costs relating to Rig A. For the avoidance of doubt, the terms of this Charterparty in relation to Rig A Swap Bareboat Hire and rebate of Rig A Advance Bareboat Hire will continue if and for so long as the Owner remains a counterparty to any Hedging Agreements, notwithstanding the termination of the chartering of Rig A.”

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5.8.2	A new clause 5.7 is added:

“5.7 The Borrower undertakes and agrees that on any Application Date after the end of the Rig A Availability Period for Rig A Swap Advances, it will pay to the Owner an amount equal to the Swap Payment due from the Owner to the Hedging Provider on that Application Date, by depositing such amount in the Project A Account, which the Owner acknowledges and agrees constitutes receipt by the Owner of such amount as Rig A Swap Bareboat Hire.”

5.8.3	In clause 18.3, the words “Earnings A Account” are replaced by “Earnings B Account”.

5.9	Rig B Bareboat Charter

From the Effective Time, the Rig B Bareboat Charter shall be amended as follows:

5.9.1	Clause 2.1 is deleted and replaced by:

“2.1 The Owner shall let and demise to the Bareboat Charterer and the Bareboat Charterer shall charter Rig B, subject to the terms and conditions of this Charterparty, for the period, subject to clause 2.3 of this Charterparty, commencing on the Rig B Date of Yard Acceptance and terminating on the date falling fourteen (14) years after the Rig A Charter Date of Acceptance (the “Charter Term”) provided however that it is acknowledged and agreed, as between the Owner and the Bareboat Charterer, that the Owner shall bear and be responsible for all Transportation Costs relating to Rig B. For the avoidance of doubt, the terms of this Charterparty in relation to Rig B Swap Bareboat Hire and rebate of Rig B Advance Bareboat Hire will continue if and for so long as the Owner remains a counterparty to any Hedging Agreements, notwithstanding the termination of the chartering of Rig B.”

5.9.2	A new clause 5.7 is added:

“5.7 The Borrower undertakes and agrees that on any Application Date after the end of the Rig B Availability Period relating to Rig B Swap Advances, it will pay to the Owner an amount equal to the Swap Payment due from the Owner to the Hedging Provider on that Application Date, by depositing such amount in the Project B Account, which the Owner acknowledges and agrees constitutes receipt by the Owner of such amount as Rig B Swap Bareboat Hire.”

5.9.3	In clause 18.3, the words “Earnings B Account” is replaced by “Earnings A Account”.

5.10	Bank Loan Agreement

From the Effective Time, the Bank Loan Agreement shall be amended and varied as follows:

5.10.1	In clause 1.2, the definition of “A Facility Limit” is deleted and replaced by:

“ “A Facility Limit” means an amount of three hundred and thirty-two million, thirty six thousand and four Dollars ($332,036,004) as the same may be reduced or increased in accordance with any provision of this Agreement;”

5.10.2	In clause 1.2, the following definition is inserted in alphabetical order:

“ “Additional Notices of Assignment” means the notices of assignment in the form set out in Schedule 7, Part B of the Amendment Deed, specifying the relevant Project Loan Account and the relevant Rig;“

5.10.3	In clause 1.2, the definition of “Allocation Period” is deleted and replaced by:

“ “Allocation Period” means, in respect of a Facility, (i) in the case of the A Facility, the period commencing on the Initial Charter Hire Date relating to Rig B, and in the case of the B Facility, the period commencing on the Initial Charter Hire Date relating to Rig A and, in each case, ending on the first Application Date relating to that Facility, and (ii) each subsequent period commencing on the last day of the previous Allocation Period relating to that Facility and ending on the next following Application Date relating to that Facility;”

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5.10.4	In clause 1.2, the definition of “Application Dates” is deleted and replaced by:

“ “Application Dates” means, in relation to a Facility (i) in the case of the A Facility, the Quarter Date falling at the end of the first full Quarter Period following the Rig A Charter Date of Acceptance and, in the case of the B Facility, the Quarter Date falling at the end of the first full Quarter Period following the Rig B Charter Date of Acceptance (ii) each Quarter Date (in each case subject to clause 8.3) falling subsequently to the Quarter Date referred to in paragraph (i) above within the Security Period relating to that Facility and (iii) the Final Maturity Date of that Facility, and “Application Date” means any of them;”

5.10.5	In clause 1.2, the definition of “Facility A Availability Period” is deleted and replaced by:

“ “Facility A Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on:

(a)	in the case of any Facility A Principal Advance the earliest to occur of:

(i)	31 December, 2010;

(ii)	the date falling ninety (90) days after the Rig B Charter Date of Acceptance;

(iii)	the Rig A Completion Date;

(b)	in the case of the Facility A Intercompany Principal Advance and the Facility A Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of any Facility A Interest Advance and any Facility A Swap Advance, the earlier to occur of the Initial Charter Hire Date relating to Rig B and 31 December, 2010,

unless extended in writing by the Bank Agent (with consent of all Banks) pursuant to clause 16.13.2;”

5.10.6	In clause 1.2, the definition of “Facility A Commitment” is deleted and replaced by:

“ “Facility A Commitment” means in relation to a Bank and at any relevant time the amount set out opposite its name in column “A Facility” of Schedule 1 and/or, in the case of a Transferee, the amount specified in the relevant Transfer Certificate, as reduced or increased, in each case, by any relevant term of this Agreement;”

5.10.7	In clause 1.2, the definition of “Facility A Interest Facility Limit” is deleted and replaced by:

“ “Facility A Interest Facility Limit” means an amount of forty four million, five hundred and thirty six thousand and four Dollars ($44,536,004), as the same may be reduced or increased in accordance with any provision of this Agreement;”

5.10.8	In clause 1.2, the definition of “Facility B Availability Period” is deleted and replaced by:

“ “Facility B Availability Period” means the period commencing on the date on which all the conditions precedent set out in clause 3.1 and Part 1 of Schedule 3 are satisfied and ending on:

(a)	in the case of any Facility B Principal Advance the earliest to occur of:

(i)	29 September, 2010;

(ii)	the date falling ninety (90) days after the Rig A Charter Date of Acceptance;

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(iii)	the Rig B Completion Date;

(b)	in the case of the Facility B Intercompany Principal Advance and the Facility B Intercompany Interest Advance, 15 October, 2007; and

(c)	in the case of any Facility B Interest Advance and any Facility B Swap Advance, the earlier to occur of the Initial Charter Hire Date relating to Rig A and 29 September, 2010,

unless extended in writing by the Bank Agent (with consent of all Banks) pursuant to clause 16.13.2;”

5.10.9	In clause 1.2, the following definition shall be inserted in alphabetical order:

“ “Facility B Total Contribution” means at any time in relation to the B Facility, the aggregate amount of the principal amounts of the Facility B Loan owing to each Bank at that time;”

5.10.10	In clause 1.2, paragraph (a) of the definition of “Margin” is deleted and replaced by:

(a)	in relation to the A Facility:

two point one five per cent. (2.15%) per annum up to 1 October 2009;

thereafter up to the Facility A Margin Reduction Date, two point six five per cent. (2.65%);

thereafter up to the fifth anniversary of the Facility A Margin Reduction Date, one point one five per cent. (1.15%) per annum; and

thereafter one point three five per cent. (1.35%) per annum;

5.10.11	In clause 1.2, in the definition of “Security Documents”, the words “, the Additional Notices of Assignment” shall be added after the words “the Notices of Assignment”.

5.10.12	In clause 1.2, in the definition of “Termination Date” in paragraph (a), the words “relating to the Rig relating to that Facility” shall be replaced by “(i) prior to the Charter Date of Acceptance of a Rig, the Rig relating to that Facility or (ii) after the Charter Date of Acceptance of a Rig, in the case of the B Facility, Rig A, and in the case of the A Facility, Rig B”;

5.10.13	In clause 4.2.1, the words “Rig A” are replaced by “Rig B” and the words “Rig B” (wherever they originally appeared) are replaced by “Rig A”.

5.10.14	Clause 4.5 is deleted and replaced by:

“4.5	Termination of Commitments

4.5.1	Any part of the Facility A Commitment undrawn at the end of the Facility A Availability Period shall thereupon be automatically reduced to zero; and

4.5.2

(a)	At the end of the Facility B Availability Period in respect of any Facility B Interest Advance and/or any Facility B Swap Advance, an amount equal to the sum of the Facility B Interest Facility Limit at that time minus the aggregate of the Facility B Interest Advances, the Facility B Intercompany Interest Advance and the Facility B Swap Advances made prior to or at that time (the “Amount”) shall be added to the Facility A Interest Facility Limit and, at that time, for all purposes of the Facility Documents (i) the Facility A Commitment shall be increased by the Amount and (ii) the Facility B Commitment shall be decreased by the Amount; and

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(b)	At the end of the Facility B Availability Period in respect of any Advance other than any Facility B Interest Advance and/or any Facility B Swap Advance, the Facility B Commitment shall be automatically reduced by (i) any part of the Facility B Commitment undrawn at the end of that Facility B Availability Period, and (ii) the aggregate of any amounts actually applied to repay the Facility B Loan prior to the end of that Facility B Availability Period pursuant to clauses 8.7.5 and 8.7.7 of this Agreement.”

5.10.15	In clause 4.7, the words “subject only to clause 4.5.2(a),” are added after “For the avoidance of doubt,”.

5.10.16	In clause 5.1 and clause 5.2.3, the words “the Initial Charter Hire Date of Rig A” wherever they appear, are replaced by “the Initial Charter Hire Date of Rig B” and the words “the Initial Charter Hire Date of Rig B” wherever they originally appear, are replaced by “the Initial Charter Hire Date of Rig A”.

5.10.17	Clause 6.1 is deleted and replaced by:

“6.1.1	(a)	The Facility A Total Commitment relating to the A Facility shall be reduced on each Application Date relating to the A Facility by the Required Amount relating to the A Facility for that Application Date. Any reduction of that Facility A Total Commitment shall reduce the Commitment relating to the A Facility of each Bank in the proportion which that Bank’s Commitment relating to the A Facility bears to the Total Commitment relating to the A Facility.

	(b)	(i)	On any Application Date falling prior to the end of the Facility B Availability Period, the Facility B Total Contribution shall be reduced on each Application Date relating to the B Facility by the Required Amount relating to the B Facility for that Application Date. Any reduction of that Facility B Total Contribution shall reduce the Contribution relating to the B Facility of each Bank in the proportion which that Bank’s Contribution relating to the B Facility bears to the Facility B Total Contribution.

		(ii)	On any Application Date falling on or after the end of the Facility B Availability Period, the Facility B Total Commitment shall be reduced on each Application Date relating to the B Facility by the Required Amount relating to the B Facility for that Application Date. Any reduction of that Facility B Total Commitment shall reduce the Commitment relating to the B Facility of each Bank in the proportion which that Bank’s Commitment relating to the B Facility bears to the Total Commitment relating to the B Facility.

6.1.2		If on any Application Date relating to a Facility (after the reduction of, at any time prior to the end of the Facility B Availability Period, the Facility A Total Commitment and/or the Facility B Total Contribution or, as the case may be, at any time on or after the end of the Facility B Availability Period, the Total Commitments relating to that Facility, in accordance with clause 6.1.1 above) there remain any amounts available for application in accordance with clause 8.7.7 hereof, the Facility A Total Commitment and the Facility B Total Contribution or, as the case may be, the Total Commitment relating to each Facility shall be further reduced by the balance of such moneys applied to the Loan outstanding under that Facility and, at any time prior to the end of the Facility B Availability Period, the Facility A Commitment of each Bank shall be further reduced in the proportion which that Bank’s Commitment to the A Facility bears to the Total Commitment relating to the A Facility and the Contribution of each Bank to the B Facility shall be further reduced in the proportion which that Bank’s Contribution to the B Facility bears to the Facility B Total Contribution or, as the case may be, at any time on or after the end of the Facility B Availability Period, the Commitment to that Facility of each Bank shall be further reduced in the proportion which that Bank’s Commitment to that Facility bears to the Total Commitment relating to that Facility;

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6.1.3	If, at any time prior to the end of the Facility B Availability Period, in the case of the B Facility, after the reduction of the Facility B Total Contribution on any Application Date, the Loan outstanding under that Facility would exceed the Facility B Total Contribution as so reduced, the Borrower shall on such Application Date pay to the Bank Agent (for the account of the Banks) such amount in repayment of that Loan as shall ensure that that Loan does not exceed the Facility B Total Contribution at such time. If, in the case of the A Facility and, after the end of the Facility B Availability Period, the B Facility, after the reduction of the Total Commitment relating to that Facility on any Application Date, the Loan outstanding under that Facility would exceed the Total Commitment relating to that Facility as so reduced, the Borrower shall on such Application Date pay to the Bank Agent (for the account of the Banks) such amount in repayment of that Loan as shall ensure that that Loan does not exceed the Total Commitment relating to that Facility at such time.

6.1.4	The Total Commitment relating to a Facility shall be reduced to zero on the Final Maturity Date of that Facility and any amount of the Loan outstanding under that Facility on the Final Maturity Date relating to that Facility shall be repaid in full, together with all accrued interest and any other amount relating thereto payable under this Agreement and the other Facility Documents.”

5.10.18	The Facility A Interest Advance made on 31 October 2009 pursuant to clause 4.2 shall be deemed to have been increased, as at 31 October 2009, by the amount necessary to reflect the increase in the Margin in relation to the A Facility from 1 October 2009.

5.11	Facility Document

It is acknowledged and agreed by each of the parties to this Deed that from the date of this Deed, this Deed shall constitute (i) a Facility Document as defined in the Project Loan Agreement, (ii) a Facility Document as defined in the Bank Loan Agreement, (iii) a Project Facility Document as defined in the Bank Loan Agreement, and (iv) a Bank Document as defined in the Project Loan Agreement.

5.12	No other amendments

Subject to the terms of this Deed, the Documents will remain in full force and effect and, from the date of this Deed, each of the Documents and this Deed will be read and construed as one document.

5.13	Further Assurance

Each of the Security Parties (as defined under the Project Loan Agreement), the Bank Borrower, Becrux, Centaurus and Mimosa Finance (the Parties) undertakes:

5.13.1	that this Deed and each of the Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any Document be valid and binding obligations of the respective Parties who are parties thereto and the rights of the Beneficiaries shall be enforceable in accordance with their respective terms; and

5.13.2	that it will, at the Parent Sponsor’s expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Parties of any and every such further assurance, document, act or thing as in the reasonable opinion of the Security Trustee acting on the instructions of the Majority Lenders or, as the case may be, the Bank Trustee acting on the instructions of the Majority Banks, may be necessary or desirable for perfecting the security or implementing the amendments each as contemplated by, or constituted by, this Deed and/or the Documents.

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6	Total Loss of a Rig

6.1	The parties hereto agree that from the Effective Time, the Documents shall be read and construed as follows:

6.1.1	If a Charter Date of Acceptance has not occurred in respect of any Rig and a Total Loss of a Rig occurs, notwithstanding anything to the contrary in the Documents, in the case of a Total Loss of Rig A, the Rig A Loan will be repaid using the Total Loss Proceeds of Rig A and, in the case of a Total Loss of Rig B, the Rig B Loan will be repaid using the Total Loss Proceeds of Rig B and in each case, from the Total Loss Date, the Documents shall be read and construed as if the Effective Time had never occurred (other than the provisions of this clause 6), with such amendments to the Documents and/or additional documents as the Facility Agent and the Bank Agent may see fit (acting reasonably) to reverse the changes made at the Effective Time in respect of, and in relation to, the remaining Rig.

6.1.2	If, after the Charter Date of Acceptance has occurred in respect of one Rig (but not both) and there is a Total Loss of a Rig, notwithstanding anything to the contrary in the Documents, from the Total Loss Date, the Documents shall be read and construed as if:

(a)	there is one facility (which is the aggregate of (i) in the case of the Facility Documents as defined under the Project Loan Agreement, the Rig A Facility and the Rig B Facility and (ii) in the case of the Facility Documents as defined under the Bank Loan Agreement, the A Facility and the B Facility) (in each case, the Combined Facility);

(b)	the Combined Facility is subject to one facility limit (which is the aggregate of (i) in the case of the Facility Documents as defined under the Project Loan Agreement, the Rig A Facility Limit and the Rig B Facility Limit and (ii) in the case of the Facility Documents as defined under the Bank Loan Agreement, the A Facility Limit and the B Facility Limit) (in each case, the Combined Facility Limit);

(c)	there is no distinction between (i) in the case of the Project Loan Agreement, Rig A Commitments and Rig B Commitments, and (ii) in the case of the Bank Loan Agreement, Facility A Commitments and Facility B Commitments (in each case, the Combined Commitments);

(d)	the availability period for the Combined Facility is the Availability Period applicable to the Loan which is financing or has financed the Advance Bareboat Hire of the Rig which is not the subject of a Total Loss;

(e)	there is one charter (which is the Charter under which no Charter Date of Acceptance has occurred) (the Remaining Charter);

(f)	there is one Rig (which is the Rig not the subject of a Total Loss) (the Remaining Rig);

(g)	all Total Loss Proceeds shall be applied to repay the Combined Facility, the Combined Facility Limit shall be deemed reduced by an amount equal to the Total Loss Proceeds and the Combined Commitments shall be deemed reduced by an amount equal to the Total Loss Proceeds;

(h)	the Remaining Rig shall be delivered under the Remaining Charter;

(i)	each other reference to “Rig A” or “Rig B” and “A Facility” or “B Facility” (whether used as defined terms or within defined terms) shall, where necessary, be read and construed accordingly; and

(j)	the Facility Agent and the Bank Agent shall be entitled to make such amendments to the Documents and/or require such additional documents as they see fit (acting reasonably) in order to preserve the economic terms and security position contemplated by the Documents.

6.1.3	If at any time after the Charter Date of Acceptance has occurred in respect of both Rigs:

(a)	there is a Total Loss of Rig A, notwithstanding anything to the contrary in the Documents, the Total Loss Proceeds in respect of Rig A shall be applied in accordance

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with clause 6.5.1 of the Project Loan Agreement but with any repayment of principal to be applied first in or towards repayment of the Rig B Loan and any excess Total Loss Proceeds will then be used to prepay the remaining Rig A Loan outstanding; and/or

(b)	there is a Total Loss of Rig B, notwithstanding anything to the contrary in the Documents, the Total Loss Proceeds in respect of Rig B shall be applied in accordance with clause 6.5.1 of the Project Loan Agreement but with any repayment of principal to be applied first in or towards repayment of the Rig A Loan and any excess Total Loss Proceeds will then be used to prepay the remaining Rig B Loan outstanding.

7	Miscellaneous

7.1	Counterparts

This Deed may be entered into in the form of two or more counterparts, each executed by one or more of the parties hereto, and, provided all the parties hereto shall so execute this Deed, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, shall constitute one instrument.

7.2	English language

All certificates, instruments and other documents to be delivered under or supplied in connection with this Deed shall be in the English language or shall be accompanied by a certified English translation upon which the recipient shall be entitled to rely.

7.3	Severability of provisions

Each of the provisions of this Deed is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Deed nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

8	Law and jurisdiction

8.1	Law

This Deed and all non-contractual obligations in connection with it are governed by, and shall be construed in accordance with, the laws of England and Wales.

8.2	Submission to jurisdiction

Each of the Security Parties (as defined in the Project Loan Agreement) and the Security Parties (as defined in the Bank Loan Agreement) agree for the benefit of the Beneficiaries and the Bank Beneficiaries that:

8.2.1	if it has any claim against any other party arising out of or in connection with this Deed such claim shall (subject to clause 8.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which it irrevocably submits;

8.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Beneficiaries or the Bank Beneficiaries or any of them shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

8.2.3

nothing in this clause 8.2 shall limit the right of the Beneficiaries or the Bank Beneficiaries to refer any such claim against the Security Parties (as defined in the Project Loan Agreement) and the Security Parties (as defined in the Bank Loan Agreement) to any other court of competent jurisdiction outside England, to the jurisdiction of which the Security Parties (as defined in the Project Loan Agreement) and the Security Parties (as defined in the Bank Loan

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Agreement) hereby irrevocably agree to submit, nor shall the taking of proceedings by the Beneficiaries or the Bank Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

8.3	Agent for service of process

8.3.1	Each of the Security Parties (as defined in the Project Loan Agreement), the Bank Borrower, Becrux, Centaurus and Mimosa Finance irrevocably designates, appoints and empowers:

(a)	in the case of the Security Parties (as defined in the Project Loan Agreement), Becrux and Centaurus, Messrs Berwin Leighton Paisner at its principal place of business in England from time to time (at present Adelaide House, London Bridge, London EC4R 9HA) Attention: N J Davies; and

(b)	in the case of Mimosa Finance and the Bank Borrower, Norose Notices Limited at the address of its principal place of business in England for the time being (presently of 3 More London Riverside, London SE1 2AQ) attention: Partnership Office Manager, reference PTV/LN29757, to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Deed.

8.3.2	Each of the Security Parties (as defined in the Project Loan Agreement), the Bank Borrower, Becrux, Centaurus and Mimosa Finance agree that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Deed and if, for any reason, such agent named above or its successor shall no longer serve as agent of it to receive service of process in England, it shall promptly appoint a successor in England and advise the Facility Agent, Bank Agent, Security Trustee and Bank Trustee thereof.

IN WITNESS whereof this Deed has been duly executed as a deed and delivered the day and year first above written.

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Schedule 1

Conditions Precedent

Part A

1	Constitutive Documents and corporate authorities

In respect of each of the Project Borrower, the Parent Sponsor, the Sponsor, the Rig Owners and Constellation:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents (in the case of the Sponsor and Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil) of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partner) and/or the resolutions of the shareholders, if required of that person (in the case of the Sponsor and Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil):

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under the Relevant Documents to which that person is (or is to be) party;

(ii)	authorising the execution by that person of such of this Deed and the other Relevant Documents to which such person is party; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Deed and the other Relevant Documents to which such person is party;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions;

(d)	a certificate of incumbency; and

(e)	in the case of the Sponsor and Parent Sponsor, a valid certificate issued by the court distributor with jurisdiction over the place of business of the Sponsor and Parent Sponsor attesting the inexistence of bankruptcy and/or judicial recuperation claims filed by or against them.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Agents (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by the Relevant Documents (in each case to which the applicable Security Party is a party) and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Facility Agent have been made for the effecting of the same within any applicable time limit);

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(b)	Evidence satisfactory to the Agents in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above that any Authorisations which may be required for the due execution and performance of any Security Party of any Relevant Document to which it is party at the time the same are required have been obtained and are in full force and effect.

3	Transaction Documents

(a)	An original counterpart of each Relevant Document duly executed and delivered by each Security Party which is party thereto as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

(b)	A certificate from each Security Party confirming that each of the Project Documents and the other Transaction Documents (other than this Deed and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect (save for Permitted Amendments previously disclosed in writing to the Agents).

4	Legal opinions

Legal opinions in form and content satisfactory to the Lenders from:

(a)	Norton Rose LLP, Netherlands counsel to the Lenders in relation to, inter alia, the Project Borrower;

(b)	Maples and Calder, British Virgin Island counsel to the Lenders, in relation to, inter alia, the Rig Owners and Constellation;

(c)	Basch and Rameh, Brazilian counsel to the Lenders, in relation to, inter alia, (i) the Sponsor and the Parent Sponsor, and (ii) the delivery and operation of Rig A under the Rig B Charter and Rig B Services Agreement and Rig B under the Rig A Charter and Rig A Services Agreement, and receipt of the opinion referred to in this sub-paragraph (ii) is acknowledged;

(d)	Norton Rose LLP, English counsel to the Lenders, in relation to, inter alia, the Relevant Documents; and

(e)	Patton, Moreno & Asvat, Panamanian counsel to the Lenders, in relation to the Amendment to the Rig A Mortgage and the Amendment to the Rig B Mortgage.

5	Accounts and financial information

Evidence acceptable to the Agents that all fees then due to the Arranger, the Facility Agent and the Security Trustee and any applicable commitment commission then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Process Agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under the Relevant Documents.

7	Technical Advisor

Written confirmation from the Technical Adviser that (i) the specification of Rig A (as set out in the Rig A Construction Contract) meets the specification for the rig in the Rig B Charter and the Rig B Services Agreement, and (ii) the specification of Rig B (as set out in the Rig B Construction Contract) meets the specification for the rig in the Rig A Charter and the Rig A Services Agreement, receipt of which is acknowledged.

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Part B

1	Constitutive Documents and corporate authorities

In respect of each of the Bank Borrower, Mimosa Finance, the Project Borrower, the Rig Owners, Centaurus and Becrux:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partners) of that person:

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under the Relevant Documents to which that person is (or is to be) party;

(ii)	authorising the execution by that person of such of this Deed and the other Relevant Documents to which such person is party; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Deed and the other Relevant Documents to which such person is party;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions; and

(d)	a certificate of incumbency.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Agents (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by this Deed and the Bank Notices of Assignment (in each case to which the applicable Security Party is a party) and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Bank Agent have been made for the effecting of the same within any applicable time limit);

(b)	Evidence satisfactory to the Agents in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above that any Authorisations which may be required for the due execution and performance of any Security Party of any Relevant Document to which it is party at the time the same are required have been obtained and are in full force and effect.

3	Transaction Documents

(a)	An original counterpart of this Deed and each Bank Notice of Assignment duly executed and delivered by each Security Party which is party thereto as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

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(b)	A certificate from each Security Party confirming that each of the Transaction Documents (other than this Deed and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect.

4	Legal opinions

Legal opinions in form and content satisfactory to the Banks from:

(a)	Norton Rose LLP, Netherlands counsel to the Banks in relation to, inter alia, the Bank Borrower, Mimosa Finance, the Project Borrower and Becrux;

(b)	Maples and Calder, British Virgin Island counsel to the Banks, in relation to, inter alia, the Rig Owners;

(c)	Basch and Rameh, Brazilian counsel to the Banks, in relation to, inter alia, this Deed;

(d)	Norton Rose LLP, English counsel to the Banks, in relation to, inter alia, this Deed;

(e)	Elvinger, Hoss & Prussen, Luxembourg counsel to the Banks, in relation to, inter alia, Centaurus; and

(f)	Patton, Moreno & Asvat, Panamanian counsel to the Banks, in relation to, inter alia, the Amendment to the Rig A Mortgage and the Amendment to the Rig B Mortgage.

5	Accounts and financial information

Evidence acceptable to the Agents that any applicable commitment commission or fees then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Process Agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under this Deed.

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Schedule 2

Project Effective Time Notice

From:	ING BANK N.V. (as Facility Agent)

To:	EIFFEL RIDGE GROUP C.V.
GOLD STAR EQUITIES LTD.
LONE STAR OFFSHORE LTD.
CONSTELLATION OVERSEAS LTD.
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
QUEIROZ GALVÃO S.A.

Copy:	MIMOSA FINANCE C.V.
MIMOSA FINANCE B.V.
BECRUX B.V.
CENTAURUS S.à.r.l.

2009

Dear Sirs

Rig Swap Deed of Amendment dated 26 November 2009 in respect of a project loan agreement and bank loan agreement of up to US$810,167,850 (Deed)

The Facility Agent hereby gives notice that the Project Effective Time, for the purposes of the Deed, occurred at                      a.m./p.m. on              2009.

Capitalised terms used in this notice shall have the same meanings as are ascribed to them in the Deed (including terms defined or incorporated therein by reference to another document or agreement).

Yours faithfully

for and on behalf of ING Bank N.V. (as Facility Agent)

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Schedule 3

Bank Effective Time Notice

From:	ING BANK N.V. (as Bank Agent)

To:	MIMOSA FINANCE C.V.
MIMOSA FINANCE B.V.
BECRUX B.V.
CENTAURUS S.à.r.l.

Copy:	EIFFEL RIDGE GROUP C.V.
GOLD STAR EQUITIES LTD.
LONE STAR OFFSHORE LTD.
CONSTELLATION OVERSEAS LTD.
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
QUEIROZ GALVÃO S.A.

2009

Dear Sirs

Rig Swap Deed of Amendment dated 26 November 2009 in respect of a project loan agreement and bank loan agreement of up to US$810,167,850 (Deed)

The Bank hereby gives notice that the Bank Effective Time, for the purposes of the Deed, occurred at              a.m./p.m. on              2009.

Capitalised terms used in this notice shall have the same meanings as are ascribed to them in the Deed (including terms defined or incorporated therein by reference to another document or agreement).

Yours faithfully

for and on behalf of
ING Bank N.V. (as Bank Agent)

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Schedule 4

Form of Charter Compensation Covenant

Private & Confidential

Dated	2009

QUEIROZ GALVÃO S.A.	(1)
as Covenantor

and

ESBELTO B.V.
as Security Trustee	(2)

and

ING BANK N.V.
as Facility Agent	(3)

RIG [—] CHARTER COMPENSATION

COVENANT

in relation to a Project Loan Agreement

of up to US$810,167,850 relating to two

semi-submersible drilling rigs

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Contents

Clause		Page

1	Interpretation	32

2	Covenant	33

3	Payments and Taxes	34

4	Benefit of this Deed of Covenant	36

5	Notices and other matters	37

6	Law and jurisdiction	38

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THIS DEED OF COVENANT is dated             , 2009, and made BETWEEN:

(1)	QUEIROZ GALVÃO S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 02.538.798/0001-55 and its registered office at Av. Rio Branco, 156, room 3001-part, Rio de Janeiro, RJ, Brazil (the “Covenantor”);

in favour of

(2)	ESBELTO B.V., a company incorporated under the laws of The Netherlands of Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands, in its capacity as security trustee for and on behalf of itself and the other Beneficiaries (the “Security Trustee”); and

(3)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed of Covenant through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands in its capacity as facility agent (the “Facility Agent”).

WHEREAS:

(A)	by the Project Loan Agreement the Lenders have agreed to make the Facilities available to the Borrower to be used for the purposes of financing part of the Advance Bareboat Hire payable by the Borrower pursuant to the Bareboat Charters and to meet certain interest expenses;

(B)	by the Bareboat Charters, the Borrower has agreed to pay Advance Bareboat Hire for the purposes of financing the Project Costs incurred by the Rig Owners in connection with the Projects;

(C)	by the Pre-Completion Guarantee, the Covenantor, the Sponsor and Constellation have agreed to (amongst other things) make funds available as Equity to the Borrower to meet any Project Cost Over Run; and

(D)	the execution and delivery of this Deed of Covenant is a condition precedent to a Completion Date and release of the Pre-Completion Guarantee in relation to the relevant Facility.

IT IS AGREED as follows:

1	Interpretation

1.1	Defined expressions

In this Deed of Covenant, unless the context otherwise requires or unless otherwise defined in this Deed of Covenant, words and expressions defined in the Project Loan Agreement shall have the same meaning where used in this Deed of Covenant and the rules of construction set out in clause 1.4 of the Project Loan Agreement shall apply (mutatis mutandis) in this Deed of Covenant as if each reference therein to “this Agreement” were a reference to this Deed of Covenant. The Covenantor acknowledges and confirms that it has received a copy of each of the Facility Documents and is aware of all of the provisions thereof.

1.2	Definitions

In this Deed of Covenant, unless the context otherwise requires:

“Obligors” means the Borrower and each of the Rig Owners, and “Obligor” means any of them;

“Project Loan Agreement” means the loan agreement dated 30 July 2007 (as amended and/or supplemented) and made between (i) Eiffel Ridge Group C.V., represented by Becrux B.V., its managing partner, as borrower, (ii) the companies and entities named in Schedule 1 thereof, as lenders, (iii) ING Bank N.V. as arranger, (iv) the Facility Agent, and (v) the Security Trustee in respect of a loan facility of up to $810,167,850; and

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“Transferee” means any other person or institution to whom the Security Trustee or any Beneficiary assigns all or any part of its rights or benefits or, as the case may be, transfers all or any part of its rights, benefits and/or obligations under this Deed of Covenant in accordance with clause 4.1 hereof, clause 15.3 (Transfer) of the Project Loan Agreement and, in the case of the Security Trustee, clause 16.15 (Retirement of Agents) of the Project Loan Agreement.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Deed of Covenant.

1.4	Conflicts

This Deed of Covenant shall be read together with the Project Loan Agreement, the Deed of Proceeds and Priorities and the Co-ordination Deed but in the case of any conflict between any provision of this Deed of Covenant, on the one hand, and any provision of the Deed of Proceeds and Priorities or the Co-ordination Deed, on the other hand, the relevant provision of the Deed of Proceeds and Priorities or, as the case may be, the Co-ordination Deed shall prevail.

1.5	Facility Agent

The Covenantor acknowledges and agrees to the provisions of clause 16.23 of the Project Loan Agreement pursuant to which the Security Trustee has appointed the Facility Agent as its agent for the purposes of all and any requests, consents, instructions, directions, notices, demands or other communications which are to be given, made or issued by the Security Trustee under or pursuant to, inter alia, this Deed of Covenant.

1.6	Limitation on Liability

The maximum aggregate liability of the Covenantor at any time under clause 2.1 of this Deed of Covenant shall be limited to [—], being the maximum aggregate amount of (a) Charter Compensation, and (b) Mobilisation Costs in excess of Mobilisation Fees, in each case payable under the Rig [—] Charter at the date of this Deed.

1.7	Brazilian Civil Code

The Covenantor, being jointly and severally liable with the Borrower, hereby waives any benefits arising from articles 364, 827, 837 and 838 of the Brazilian Civil Code and acknowledges the rights of the Beneficiaries (or the rights of any assignee of any Beneficiary) to demand payment by the Covenantor of its credits, regardless of prior execution of the Borrower’s properties or claims of any existing contingent Deed of Covenant.

2	Covenant

2.1	The Covenantor unconditionally and irrevocably undertakes and agrees that if any Project Cost Over Run shall occur (being a type of Project Cost Over Run as set out in paragraph (d) or (e) of the definition of Project Cost Over Run) which has not previously been funded by way of Equity, it shall:

(a)	if and to the extent that the amount of that Project Cost Over Run is payable to the Charterer, it shall fund or cause to be funded by way of Equity and pay or cause to be paid that amount to the Project [ A/B ] Account and shall procure that the Security Party responsible for paying the amount of that Project Cost Over Run applies that funding to meet that Project Cost Over Run; and/or

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(b)	to the extent that the amount of that Project Cost Over Run results in any reduction in Charter Rate, make good or cause to be made good that reduction by payment or causing payment of Equity to the Borrower direct to the Earnings [ A/B ] Account.

2.2	In respect of the type of Project Cost Over Run set out in paragraph (d) of the definition of Project Cost Over Run, such payment shall be made on the date upon which the Mobilisation Fees are due to be paid under the relevant Charter, and in respect of the type of Project Cost Over Run set out in paragraph (e) of the definition of Project Cost Over Run, such payment shall be made on:

(a)	in the case of a Project Cost Over Run referred to in clause 2.1(a), the date such payment is due under the Charter; and/or

(b)	in the case of a Project Cost Over Run referred to in clause 2.1(b), each date upon which the Charter Rate would have been paid under the relevant Charter, but for the Project Cost Over Run,

in each case calculated by reference to the Liquidated Damages actually received at that time.

3	Payments and Taxes

3.1	No set-off or counterclaim

All payments to be made by the Covenantor under this Deed of Covenant shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 3.2 (Grossing up for Taxes), free and clear of any deductions or withholdings, in Dollars on the due date to the account referred to in this Deed of Covenant or such other account as the Security Trustee may stipulate in writing.

3.2	Grossing up for Taxes

3.2.1	All sums payable to the Security Trustee pursuant to or in connection with this Deed of Covenant shall be paid in full without any set-off or counterclaim whatsoever and free and clear of all deductions or withholdings whatsoever save only as may be required by law.

3.2.2	If at any time the Covenantor is required to make any deduction or withholding in respect of Taxes from any payment due under this Deed of Covenant for the account of the Security Trustee or any Beneficiary (or if the Facility Agent is required to make any such deduction or withholding from a payment to another Beneficiary) the sum due from the Covenantor in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Security Trustee or each applicable Beneficiary receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and the Covenantor shall indemnify the Security Trustee or each applicable Beneficiary against any losses or costs incurred by any of them by reason of any failure of the Covenantor to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. The Covenantor shall promptly deliver to the Facility Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any such deduction or withholding.

3.2.3	The Covenantor shall not be required to make any increased payment under this clause 3.2 if the requirement to make such payment arises solely as a consequence of:

(a)	the breach by any Beneficiary of its express obligations under the Project Loan Agreement or any of the Facility Documents; or

(b)	any assignment or transfer by any Beneficiary of its rights under the Project Loan Agreement or any Facility Document, or a change in its Facility Office other than an assignment, transfer or change:

(i)	permitted or required by the Project Loan Agreement (subject always to clause 15.8 (Facility Offices) of the Project Loan Agreement) or the relevant Facility Document;

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(ii)	effected in order to reduce or mitigate any requirement to make any increased payment where such assignment, transfer or change is made with the agreement of the relevant Obligor (provided however that if the relevant Obligor withholds its consent to such proposed assignment, transfer or change, the Covenantor and the relevant Obligor shall be obliged to make the applicable deduction or withholding or other increased payment or to prepay the Loans in accordance with clauses 6.2 and 6.3 of the Project Loan Agreement or, as the case may be, the applicable provisions of the relevant Facility Document);

(iii)	effected pursuant to, or in accordance with, either or both of the Option Agreements; or

(iv)	following any request by any member of the Group or the Covenantor.

3.2.4	If any Beneficiary determines in its absolute discretion acting in good faith that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which the Covenantor has made an increased payment under this clause 3.2 that Beneficiary shall, provided always that the applicable Beneficiary has received all amounts which are then due and payable by the Covenantor and/or any other Security Party under any of the provisions of the Facility Documents, pay to the Covenantor (to the extent that the applicable Beneficiary can do so without prejudicing the amount of that benefit and the right of that Beneficiary to obtain any other benefit, relief or allowance which may be available to it) such amount, if any, as that Beneficiary shall determine in its absolute discretion (acting in good faith) will leave that Beneficiary in no better and no worse position than that Beneficiary would have been in if the deduction or withholding had not been required and that it retains no benefit as a result of the benefit of such deduction (such payment to be made on or prior to the date falling three (3) Banking Days after the date of such determination),

PROVIDED THAT:

(a)	the applicable Beneficiary shall have an absolute discretion as to the time at which and the order and manner in which it realises or utilises any Tax benefit;

(b)	the applicable Beneficiary shall provide reasonable details of the basis of such determination but not be obliged to disclose any information regarding its business, Tax affairs or Tax computations;

(c)	if the applicable Beneficiary has made a payment to the Covenantor pursuant to this clause 3.2.4 on account of any Tax benefit and it subsequently transpires that that Beneficiary did not receive that Tax benefit, or received a lesser Tax benefit, the Covenantor shall pay on demand to that Beneficiary such sum as that Beneficiary may determine as being necessary to restore the after-Tax position of that Beneficiary to that which it would have been had no adjustment under this proviso (c) been necessary; and

(d)	the applicable Beneficiary shall not be obliged to make any payment under this clause 3.2.4 if, by doing so, it would contravene the terms of any applicable law or any notice, direction or requirement of any governmental or regulatory authority (whether or not having the force of law).

3.3	Currency indemnity

If any sum due from the Covenantor under this Deed of Covenant or any order or judgment given or made in relation hereto has to be converted from the currency (the “first currency”) in which the same is payable under this Deed of Covenant or under such order or judgment into another currency (the “second currency”) for the purpose of (a) making or filing a claim or proof against the Covenantor, (b) obtaining an order or judgment in any court or other tribunal,

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or (c) enforcing any order or judgment given or made in relation to this Deed of Covenant, the Covenantor shall indemnify and hold harmless the Security Trustee and each of the Beneficiaries from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Security Trustee or the applicable Beneficiary may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Covenantor under this clause 3.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Deed of Covenant and the term “rate of exchange” includes any premium or discount and costs of exchange payable in connection with the purchase of the first currency with the second currency.

3.4	No limitation of liability

The Covenantor acknowledges that the limitation on the recourse of the Beneficiaries to the assets of the Borrower as set out in clause 22 of the Deed of Proceeds and Priorities affects neither the validity nor the amount of the obligations of the Borrower under the Facility Documents to which the Borrower is a party and that accordingly any sum which the Covenantor is required to pay to the Security Trustee pursuant to this Deed of Covenant or any of the other Facility Documents to which the Covenantor is party shall be without regard to the provisions of clause 22 of the Deed of Proceeds and Priorities and the Covenantor shall not assert that its liability to make any payment to the Security Trustee under this Deed of Covenant or any of the other Facility Documents to which it is party is reduced or modified by the operation of the provisions of clause 22 of the Deed of Proceeds and Priorities.

4	Benefit of this Deed of Covenant

4.1	Benefit and burden

This Deed of Covenant shall be binding upon the Covenantor and its successors in title and shall enure for the benefit of the Security Trustee and its successors in title for and on behalf of the Beneficiaries and any Transferee. The Covenantor expressly acknowledges and accepts the provisions of clauses 15 and 16 of the Project Loan Agreement and agrees that, subject always to clause 15.8 of the Project Loan Agreement which shall apply equally to any requirement for grossing up on the part of the Covenantor hereunder, (a) any person in favour of whom an assignment or a transfer is made in accordance with clause 15 of the Project Loan Agreement and (b) any successor security trustee appointed in accordance with clause 16.15 of the Project Loan Agreement, shall be entitled to the benefit of this Deed of Covenant.

4.2	Changes in constitution or reorganisation of Security Trustee and Beneficiaries

For the avoidance of doubt and without prejudice to the provisions of clause 4.1, this Deed of Covenant shall remain binding on the Covenantor notwithstanding any change in the constitution of the Security Trustee or the Beneficiaries or any of them or its or their absorption in, or amalgamation or merger with, or the acquisition of, all or part of its or their undertaking or assets by, any other person, or any reconstruction or reorganisation of any kind, to the intent that this Deed of Covenant shall remain valid and effective in all respects in favour of any Transferee or other successor in title of the Security Trustee or the relevant Beneficiary in the same manner as if such Transferee or other successor in title had been named in this Deed of Covenant as a party instead of, or in addition to, the Security Trustee or the relevant Beneficiary.

4.3	No assignment by Guarantors

The Covenantor may not assign or transfer any of its rights or obligations under this Deed of Covenant to any person otherwise than with the prior written consent of the Security Trustee (acting on the instructions of all the Beneficiaries).

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4.4	Disclosure of information

Any Beneficiary or the Security Trustee may disclose to a prospective Transferee or to any other person who may propose entering into contractual relations with the Beneficiaries or any of them or the Security Trustee in relation to the Project Loan Agreement, such information about the Covenantor as such Beneficiary or the Security Trustee shall consider appropriate, provided however that prior to any such disclosure such Beneficiary or the Security Trustee shall procure that such prospective Transferee gives an undertaking in a form and on terms reasonably acceptable to the Borrower and such Beneficiary or the Security Trustee to treat such information as confidential.

5	Notices and other matters

5.1	Notices

The provisions of clause 16 of the Deed of Proceeds and Priorities shall be incorporated by reference, mutatis mutandis, in this Deed of Covenant as if all references therein to “this Deed” were references to this Deed of Covenant. In addition, all notices, requests, demands or other communications under this Deed of Covenant shall be copied to the Facility Agent.

5.2	No implied waivers, remedies cumulative

No failure or delay on the part of the Security Trustee, the Beneficiaries or any of them to exercise any power, right or remedy under this Deed of Covenant shall operate as a waiver thereof, nor shall any single or partial exercise by the Security Trustee, the Beneficiaries or any of them of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Deed of Covenant are cumulative and are not exclusive of any remedies provided by law.

5.3	Other guarantors

The Covenantor agrees to be bound by this Deed of Covenant notwithstanding that any other person intended to execute or to be bound by any other Deed of Covenant or assurance under or pursuant to the Project Loan Agreement or any other Facility Document may not do so or may not be effectually bound and notwithstanding that such other Deed of Covenant or assurance may be determined or be or become invalid or unenforceable against any other person, whether or not the deficiency is known to the Security Trustee or the Beneficiaries or any of them.

5.4	Losses, Indemnities and Costs

The Covenantor expressly acknowledges and agrees that its obligations and liabilities under or pursuant to clause 21 of the Deed of Proceeds and Priorities extend to this Deed of Covenant as if references to the “DPP Parties” were references to the “Guarantors”.

5.5	English translations

All certificates, instruments and other documents to be delivered under or supplied in connection with this Deed of Covenant shall be in the English language or shall be accompanied by a certified English translation upon which the Security Trustee shall be entitled to rely.

5.6	The Covenantor will obtain and undertake to maintain at its own expense any authorisation, permission or consent which may be required to enable the Beneficiaries to have the full benefit of this Deed of Covenant.

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6	Release

6.1	Notwithstanding anything to the contrary contained in this Deed of Covenant or any other Facility Document, the Security Trustee shall, if so requested by and at the cost of the Covenantor, execute a release and discharge of the obligations and liabilities of the Covenantor under this Deed of Covenant upon the Security Trustee being satisfied (acting reasonably) that the Covenantor has fully and irrevocably satisfied and performed all of its obligations and liabilities (both present and future, actual or contingent) under this Deed of Covenant, in form and content reasonably acceptable to the Covenantor and the Security Trustee, provided that (a) nothing in this clause 6 shall operate to release or discharge the Covenantor in respect of any obligations, undertakings, duties or liabilities to the Security Trustee and the Beneficiaries under this Deed which became due prior to, and which remain outstanding on, the date of such release or discharge, and (b) the release of the Covenantor from its obligations under this Deed shall be without prejudice to the obligations of the Covenantor under any of the other Security Documents which remain unsatisfied at such time.

7	Law and jurisdiction

7.1	Law

This Deed of Covenant and all non-contractual obligations connected with it are governed by and shall be construed in accordance with English law.

7.2	Submission to jurisdiction

7.2.1	The Covenantor agrees for the benefit of the Security Trustee and the Beneficiaries that any legal action or proceedings arising out of or in connection with this Deed of Covenant against the Covenantor or any of its assets may be brought in the English courts, irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Messrs. Berwin Leighton Paisner at its principal place business in England (at present of Adelaide House, London Bridge, London EC4R 9HA, Attention: N. J. Davies) to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings.

7.2.2	The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Security Trustee or the Beneficiaries to take proceedings against the Covenantor in the courts of any other competent jurisdiction, nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not. The Covenantor further agrees that only the courts of England and not those of any other country or state shall have jurisdiction to determine any claim that the Covenantor may have against the Security Trustee or the Beneficiaries arising out of or in connection with this Deed of Covenant.

7.2.3	The Covenantor agrees that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Deed of Covenant and the other Transaction Documents and if, for any reason, such agent named above or its successor shall no longer serve as agent of the Covenantor to receive service of process in England, that the Covenantor shall promptly appoint a successor in England and advise the Security Trustee and the Beneficiaries thereof. It is understood that a copy of any process served as above will be promptly forwarded (if necessary) by first class prepaid air mail post to that Guarantor, but the failure of that Guarantor to receive such copy shall not affect in any way the service of such process on the said person as the agent of the Covenantor.

7.3	Rights of third parties

7.3.1	Unless expressly provided to the contrary in this Deed of Covenant, any person who is not a party to this Deed of Covenant shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce its terms.

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7.3.2	Notwithstanding any term of this Deed of Covenant, the consent of any person who is not a party to this Deed of Covenant is not at any time required to rescind or amend this Deed of Covenant.

7.3.3	Subject always to the provisions of clause 16.18 of the Project Loan Agreement, each of the Beneficiaries shall have the right to enjoy and enforce the benefit of any term of this Deed of Covenant which is expressed to be for its benefit or expressly purports to confer a benefit on such person.

IN WITNESS whereof the parties to this Deed of Covenant have caused this Deed of Covenant to be duly executed and delivered as a deed on the date first above written.

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EXECUTION PAGE: RIG [—] CHARTER COMPENSATION COVENANT

The Guarantors

EXECUTED as a DEED	)
by	)
its duly authorised attorney-in-fact	)
for and on behalf of	)
QUEIROZ GALVÃO S.A.	)
in the presence of:	)
Attorney-in-Fact

Witness:

Name:

Address:

Occupation:

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EXECUTION PAGE: RIG [—] CHARTER COMPENSATION COVENANT

The Security Trustee

EXECUTED as a DEED	)
by	)
its duly appointed attorney-in-fact	)
for and on behalf of	)
ESBELTO B.V.	)
in the presence of:	)
Attorney-in-Fact

Witness:

Name:

Address:

Occupation:

The Facility Agent

EXECUTED as a DEED	)
by	)
its duly appointed attorney-in-fact	)
for and on behalf of	)
ING BANK N.V.	)
in the presence of:	)
Attorney-in-Fact

Witness:

Name:

Address:

Occupation:

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Schedule 5

Financial Covenants

10	Financial Covenants

10.1	Definitions

In this clause 10:

“Consolidated Cash and Cash Equivalents and Marketable Securities” means, at any time (subject always to the proviso to this definition):

(a)	cash in hand or on deposit with any acceptable bank;

(b)	certificates of deposit, maturing within one year after the relevant date of calculation or payable on demand, issued by an acceptable bank;

(c)	any investment in marketable obligations issued or guaranteed by (i) the government of the United States of America or the U.K. or Brazil, (ii) an instrumentality or agency of the government of the United States of America or the U.K. or Brazil having an equivalent credit rating, (iii) the government of any other country having a credit rating equivalent to the government of the United States of America or the UK or Brazil, or (iv) an instrumentality of that government or agency of that government having an equivalent credit rating;

(d)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, the U.K., Switzerland, Brazil or any country which has adopted the euro as its currency; and

(iii)	which (A) has a credit rating of either A-1 by Standard & Poor’s or Fitch IBCA or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating, or (B) is issued in the international capital markets by any corporation organised under the laws of Brazil and rated, by reputable international rating agencies, equal to or higher than the foreign currency rating given to the Republic of Brazil, or (C) is issued by BGN (for so long as the Parent Sponsor retains ownership of the majority of the issued share capital of BGN (but not thereafter)) or any other Brazilian bank rated, by reputable international rating agencies, equal to or higher than the local currency rating given to the Republic of Brazil;

(e)	overnight investments in any investment portfolio rated, by reputable international rating agencies, equal to or higher than investment grade;

(f)	any other items listed as short term marketable securities in the balance sheet of that Undertaking Party; and

(g)	any other instruments, securities or investment approved by the Majority Lenders,

in each case, to which any Undertaking Party or any of its Subsidiaries is beneficially entitled at that time.

Provided however that:

(i)	an acceptable bank for this purpose is:

(A)	for so long as the Parent Sponsor retains ownership of the majority of the issued share capital of BGN (but not thereafter), BGN; or

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(B)	a non-Brazilian commercial bank or trust company which has a rating of A or higher by Standard & Poor’s or Fitch IBCA or A2 or higher by Moody’s or a comparable rating from a nationally recognised credit rating agency for its long-term debt obligations or has been approved by the Majority Lenders; or

(C)	a Brazilian commercial bank or trust company which for foreign currency is rated, by reputable international rating agencies, equal to or higher than BB or which for domestic currency is rated, by reputable international rating agencies, equal to or higher than BBB; and

(ii)	if any of the items referred to in the foregoing provisions of this definition is not at any relevant time treated as cash or cash equivalents or short term marketable securities by Brazilian accounting principles then in force, that item shall for all purposes be excluded from the ambit of this definition;

“Consolidated EBITDA” means the consolidated net pre-taxation profits of the Undertaking Parties for a Financial Covenant Measurement Period in accordance with the applicable Accounting Principles, adjusted by:

(a)	adding back Consolidated Net Interest Payable;

(b)	excluding any exceptional or extraordinary item;

(c)	excluding any amount attributable to minority interests;

(d)	adding back depreciation and amortisation; and

(e)	excluding any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset by an Undertaking Party or any of its Subsidiaries during that Financial Covenant Measurement Period;

“Consolidated Interest Payable” means the aggregate amount (calculated on a consolidated basis) of all interest and other financing charges (whether, in each case, paid, payable or (other than interest on a facility which is capitalised during the applicable construction or conversion or development period of an asset being financed by that facility) capitalised) incurred by the Undertaking Parties and any of their Subsidiaries during a Financial Covenant Measurement Period including (without limitation) any net amounts payable (after giving effect to all netting-off provisions) under interest hedging contracts;

“Consolidated Interest Receivable” means the aggregate amount (calculated on a consolidated basis) of all interest and other financing charges received or receivable by the Undertaking Parties and any of their Subsidiaries during a Financial Covenant Measurement Period but excluding any amounts receivable under interest hedging contracts;

“Consolidated Net Interest Payable” means Consolidated Interest Payable less Consolidated Interest Receivable during the relevant Financial Covenant Measurement Period but excluding (for the avoidance of doubt) transactions between the Undertaking Parties intra se;

“Consolidated Tangible Net Worth” means at any time the aggregate of:

(a)	the amounts paid up or credited as paid up on the issued share capital of the Undertaking Parties and any of their Subsidiaries; and

(b)	the amount standing to the credit of the consolidated capital and revenue reserves of the Undertaking Parties and any of their Subsidiaries,

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based on the latest annual audited or interim half-year unaudited consolidated balance sheet of the Undertaking Parties dated as at the applicable Financial Covenant Measurement Date (the “latest balance sheet”) but adjusted by, without double-counting:

(i)	adding any amount standing to the credit of the profit and loss account of the Undertaking Parties for the period ending on the date of the latest balance sheet to the extent not included in sub-paragraph (b) above;

(ii)	deducting any dividend or other distribution declared, recommended or made by the Undertaking Parties;

(iii)	to the extent not already deducted, deducting any amount standing to the debit of the profit and loss account of the Undertaking Parties for the period ending on the date of the latest balance sheet;

(iv)	deducting any amount attributable to goodwill or any other intangible asset;

(v)	deducting any amount attributable to an upward revaluation of assets after 31st December 2006 or, in the case of assets of a company which became a Subsidiary of an Undertaking Party after that date, the date on which that company became a Subsidiary of an Undertaking Party;

(vi)	reflecting any variation in the amount of the issued share capital of the Undertaking Parties and the consolidated capital and revenue reserves of the Undertaking Parties after the date of the latest balance sheet;

(vii)	reflecting any variation in the interest of the Undertaking Parties in any of its Subsidiaries since the date of the latest balance sheet;

(viii)	excluding any amount attributable to deferred taxation; and

(ix)	excluding any amount attributable to minority interests;

“Consolidated Total Borrowings” means, in respect of the Undertaking Parties, at any time, without double counting and determined on a consolidated basis with respect to the Undertaking Parties and all of their respective Subsidiaries, the aggregate of the following:

(a)	borrowed money;

(b)	the outstanding principal amount of any bonds, notes, debentures, loan stock, commercial paper, acceptance credits, bills or promissory notes or other similar instruments drawn, accepted, issued or endorsed by the Undertaking Parties or either of them or any of their Subsidiaries;

(c)	any credit provided to the Undertaking Parties or either of them or any of their Subsidiaries by a supplier of goods and/or services under any instalment purchase or other similar arrangement with respect to goods and/or services but excluding trade accounts that are payable in the ordinary course of business in accordance with agreed deferred payment terms;

(d)	non-contingent obligations of the Undertaking Parties or either of them or any of their Subsidiaries to reimburse any other person with respect to amounts paid under a letter of credit or other similar instrument but excluding any letter of credit issued with respect to trade accounts that are payable in the ordinary course of business in accordance with agreed deferred payment terms;

(e)	obligations (calculated, as of any time, on a mark to market basis at that time) of the Undertaking Parties or either of them or any of their Subsidiaries pursuant to Derivative Contracts;

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(f)	any premium payable on a redemption or replacement of any Derivative Contract by the Undertaking Parties or either of them or any of their Subsidiaries;

(g)	amounts raised under any other transaction of the Undertaking Parties or either of them or any of their Subsidiaries having the financial effect of a borrowing and which would be classified as a borrowing (and not as an off-balance sheet financing) under applicable Accounting Principles including (without limitation) under leases or similar arrangements entered into primarily as a means of financing the acquisition of the asset leased; and

(h)	the outstanding principal amount of any indebtedness of any person of a type referred to in paragraphs (a) - (g) above which is the subject of a guarantee, indemnity or similar assurance of financial obligations given by the Undertaking Parties or either of them or any of their Subsidiaries;

“Development Debt” means, in respect of the Undertaking Parties, at any time, without double counting and determined on a consolidated basis with respect to the Undertaking Parties and all of their respective Subsidiaries, the aggregate of the amounts referred to in paragraphs (a) to (h) (inclusive) of the definition of “Consolidated Total Borrowings”, to the extent that such amounts are invested in any Qualifying Investment;

“Exchange Rate” means, as the context requires:

(a)	in relation to any amount which is to be converted into, or out of, Dollars on any date, the transaction rate for Dollars offered in the commercial rate exchange market (mercado de cambio de taxas livres) on such date, as such rates are published by SISBACEN; or

(b)	in relation to any amount which is to be converted into, or out of, Brazilian Real on any date, the transaction rate for Brazilian Real offered in the commercial rate exchange market (mercado de cambio de taxas livres) on such date, as such rates are published by SISBACEN;

“Financial Covenant Measurement Date” means 30 June and 31 December in each year until this Deed is released in accordance with clause 16.22 of the Project Loan Agreement;

“Financial Covenant Measurement Period” in relation to any Financial Covenant Measurement Date falling on 30 June, means the twelve month period commencing on 1 July in the preceding year up to and including that Financial Covenant Measurement Date and, in relation to any Financial Covenant Measurement Date falling on 31 December, means the twelve month period commencing on 1 January in that year up to and including that Financial Covenant Measurement Date;

“Interest Cover Ratio” means the ratio of Consolidated EBITDA to Consolidated Interest Payable;

“Investment Period” means, in relation to an Undertaking Party, the period commencing on the date that Undertaking Party first invests in a Qualifying Investment and terminating on the date production is commenced from the relevant field;

“Leverage Ratio” means the ratio of Consolidated Total Borrowings to Consolidated EBITDA;

“Original Financial Statements” means the annual published audited financial statements (including balance sheet and profit and loss accounts) of each of the Undertaking Parties for the year ending on 31 December 2006, and the audited combined financial statements of the Undertaking Parties based thereon provided to the Agents pursuant to part 1 of schedule 3 to the Project Loan Agreement and for the purposes only of testing the covenants in clauses 10.3 to 10.6 and issuing the Compliance Certificate required pursuant to paragraph 4 of part 2 of schedule 3 to the Project Loan Agreement or, as the case may be, paragraph 5 of part 3 of schedule 3 to the Project Loan Agreement, shall include the unaudited financial statements (including balance sheet and profit and loss accounts) of each of the Undertaking Parties for the half year ended on 30 June 2006 and the unaudited combined financial statements of the Undertaking Parties based thereon; and

45

“Qualifying Investment” means, in relation to an Undertaking Party, the investment in the development of an oil and/or gas field.

10.2	Interpretation

10.2.1	Except as provided to the contrary in this Deed, an accounting term used in this clause 10 is to be construed in accordance with the Accounting Principles applied in connection with the Original Financial Statements.

10.2.2	Any amount in a currency other than Dollars, is to be taken into account at its Dollar equivalent calculated on the basis of the Exchange Rate.

10.2.3	No item must be credited or deducted more than once in any calculation under this clause 10.

10.3	Consolidated Tangible Net Worth

Each of the Undertaking Parties undertakes with the Security Trustee that, from the date of this Deed and so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that its Consolidated Tangible Net Worth is not at any time less than two hundred and fifty million Dollars (US$250,000,000).

10.4	Leverage Ratio

Each of the Undertaking Parties undertakes with the Security Trustee that, from the date of this Deed and so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that, subject to the proviso to this clause 10.4, the Leverage Ratio does not exceed:

10.4.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, 3.5:1; and

10.4.2	at the end of each Financial Covenant Measurement Period ending between 1 January, 2009, and 31 December, 2009, inclusive, 10.6:1; and

10.4.3	at the end of each Financial Covenant Measurement Period ending between 1 January 2010 and 30 June 2010, inclusive, 7.25:1; and

10.4.4	at the end of each Financial Covenant Measurement Period ending between 1 July 2010 and 31 December 2010, inclusive, 5.35:1; and

10.4.5	at the end of each Financial Covenant Measurement Period ending between 1 January 2011 and 30 June 2011, inclusive, 5.2:1; and

10.4.6	at the end of each Financial Covenant Measurement Period ending between 1 July 2011 and 31 December 2011, inclusive, 4.3:1; and

10.4.7	at the end of each Financial Covenant Measurement Period ending between 1 January 2012 and 30 June 2012, inclusive, 3.35:1; and

10.4.8	at the end of each Financial Covenant Measurement Period ending between 1 July 2012 and 31 December 2012, inclusive, 3.0:1; and

10.4.9	at the end of each Financial Covenant Measurement Period ending after 1 January, 2013, 3.0:1,

46

provided that, at any time during any Investment Period and for the period of twelve (12) months commencing on the last day of that Investment Period (such Investment Period and twelve (12) months together the Development Period), each of the Undertaking Parties undertakes with the Security Trustee that it will ensure that:

(a)	the Leverage Ratio, calculated on the basis that Consolidated Total Borrowings excludes any Development Debt, will not at any time exceed the ratio specified in the foregoing provisions of this clause 10.4 in respect of that time; and

(b)	the Leverage Ratio, calculated on the basis that Consolidated Total Borrowings includes all Development Debt, will not exceed:

(i)	in the case of any time falling within a Development Period ending on or prior to 31 December, 2009, the ratio specified in the foregoing provisions of this clause 10.4 in respect of that time; and

(ii)	at any time thereafter, the ratio specified in the foregoing provisions of this clause 10.4 in respect of that time plus 0.50.

10.5	Interest Cover Ratio

Each of the Undertaking Parties undertakes with the Security Trustee that, from the date of this Deed and for so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that, subject to the proviso to this clause 10.5, the Interest Cover Ratio is greater than:

10.5.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, 3.00:1; and

10.5.2	at the end of each Financial Covenant Measurement Period ending between 1 January, 2009 and 31 December, 2009, inclusive, 2.75:1;

10.5.3	at the end of each Financial Covenant Measurement Period ending between 1 January, 2010, and 30 June, 2010, inclusive, 3.25:1; and

10.5.4	at the end of each Financial Covenant Measurement Period ending between 1 July 2010 and 31 December 2010, inclusive, 3.25:1; and

10.5.5	at the end of each Financial Covenant Measurement Period ending between 1 January 2011 and 30 June 2011, inclusive, 3.5:1: and

10.5.6	at the end of each Financial Covenant Measurement Period ending between 1 July 2011 and 31 December 2011, inclusive, 3.75:1; and

10.5.7	at the end of each Financial Covenant Measurement Period ending between 1 January 2012 and 30 June 2012, inclusive, 3.75:1; and

10.5.8	at the end of each Financial Covenant Measurement Period ending between 1 July 2012 and 31 December 2012, inclusive, 3.75:1; and

10.5.9	at the end of each Financial Covenant Measurement Period ending after 1 January, 2013, 3.75:1,

provided that, at any time during any Investment Period and for the period of twelve (12) months commencing on the last day of that Investment Period (such Investment Period and twelve (12) months together the Development Period), each of the Undertaking Parties undertakes with the Security Trustee that it will ensure that:

(a)	the Interest Cover Ratio, calculated on the basis that Consolidated Interest Payable excludes any of the amounts referred to in the definition of that term which relate to Development Debt, shall at any time be greater than the ratio specified in the foregoing provisions of this clause 10.5 in respect of that time; and

47

(b)	the Interest Cover Ratio, calculated on the basis that Consolidated Interest Payable does include all amounts referred to in the definition of that term which relate to Development Debt, shall be greater than:

(i)	in the case of any time falling within a Development Period ending on or prior to 31 December, 2009, the ratio specified in the foregoing provisions of this clause 10.5 in respect of that time;

(ii)	in the case of any time falling within a Development Period ending on or after 1 January, 2010 and on or before 31 December, 2010, the ratio specified in the foregoing provisions of this clause 10.5 in respect of that time minus 0.25; and

(iii)	in the case of any time falling within a Development Period ending thereafter, the ratio specified in the foregoing provisions of this clause 10.5 in respect of that time minus 0.75.

10.6	Consolidated Cash and Cash Equivalents and Marketable Securities

Each of the Undertaking Parties undertakes with the Security Trustee that, from the date of this Deed and for so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that the Consolidated Cash and Cash Equivalents and Marketable Securities is equal to or greater than:

10.6.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, fifty million Brazilian Real (R$50,000,000);

10.6.2	at the end of each Financial Covenant Measurement Period ending between 17 January, 2009, and 31 December, 2009, inclusive, seventy million Brazilian Real (R$70,000,000), and

10.6.3	at the end of each Financial Covenant Measurement Period ending after 1 January, 2010, eighty million Brazilian Real (R$80,000,000).

10.7	Compliance Certificates

For the purposes of ascertaining compliance with the provisions of clauses 10.1 to 10.6 (inclusive) above during the period of this Deed, each of the Undertaking Parties further undertakes to issue and deliver to the Security Trustee a Compliance Certificate in the form or substantially in the form of schedule 1 to this Deed stating (inter alia) that, as at the date of its latest consolidated financial statements (including balance sheet and profit and loss accounts) (and audited in the case of the annual consolidated financial statements and unaudited in the case of the consolidated financial statements in respect of each half year ending on 30 June) prepared and delivered in accordance with clause 14.1 of the Deed of Proceeds and Priorities (or, as the case may be, the period ended on that date) the Undertaking Parties were in compliance with the Consolidated Tangible Net Worth covenant, the Leverage Ratio covenant, the Interest Cover Ratio covenant and the Consolidated Cash and Cash Equivalent covenant each set out in clauses 10.3, 10.4, 10.5 and 10.6 above (or if it was not in compliance indicating the extent of the breach and the steps intended to be taken to remedy the same) which Compliance Certificate shall be attached to such latest consolidated financial statements (including balance sheet and profit and loss accounts) (and audited in the case of the annual consolidated financial statements and unaudited in the case of the consolidated financial statements in respect of each half year ending on 30 June) prepared and delivered pursuant to clause 14.1 of the Deed of Proceeds and Priorities in respect of the financial period to which such certificate relates and shall annex all other information and data used by the Undertaking Parties in ascertaining compliance, or otherwise, with such Consolidated Tangible Net Worth covenant, Leverage Ratio covenant, Interest Cover Ratio covenant and Consolidated Cash and Cash Equivalent covenant set out in clauses 10.3, 10.4, 10.5 and 10.6 above in sufficient detail to enable the Security Trustee to verify the relevant calculations.

48

Schedule 6

Form of Compliance Certificate

To:	ING Bank Nederland N.V.
c/o Location Code HE 03.02
Bijlmerplein 888
P.O. Box 1800
1000 BV Amsterdam
The Netherlands
(as security trustee for and on behalf of itself and the Beneficiaries)

Attention:	[—]

Dear Sirs

Project Loan Agreement relating to two semi-submersible drilling rigs in an amount of up to $810,167,850

We refer to a loan agreement dated 30 July 2007 as amended and supplemented from time to time (the “Project Loan Agreement”) made between Eiffel Ridge Group C.V. as borrower (the “Borrower”), ING Bank N.V. as arranger, ING Bank N.V. as facility agent (the “Facility Agent”), ING Bank Nederland N.V. as security trustee (the “Security Trustee”) and the companies and entities listed in Schedule 1 thereto and any transferee of any such company and entity and any transferee of any such transferee (the “Lenders”) whereby the Lenders have agreed to make available to the Borrower a loan facility of up to eight hundred and ten million one hundred and sixty seven thousand eight hundred and fifty Dollars ($810,167,850), for the purpose of financing part of the Advance Bareboat Hire payable by the Borrower pursuant to the Bareboat Charters and to meet certain interest expenses.

We refer also to a deed of undertaking dated 30 July 2007 as amended and supplemented from time to time (the “Deed of Undertaking”) made between Queiroz Galvão Óleo e Gás S.A. and Constellation Overseas Ltd. jointly and severally as undertaking parties (the “Undertaking Parties”), the Facility Agent and the Security Trustee, pursuant to which each Undertaking Party gives certain covenants and undertakings to the Beneficiaries or any of them.

1	Words and expressions defined in the Deed of Undertaking (including words defined by reference to the Project Loan Agreement) have, unless otherwise defined in this Compliance Certificate, the same meanings when used in this Compliance Certificate as they do in the Deed of Undertaking (or, as the case may be, the Project Loan Agreement).

2	We hereby attach [half yearly unaudited consolidated financial statements (including balance sheet and profit and loss accounts) for the period ending on 30 June [—] [specify date]] [and annual audited consolidated financial statements (including balance sheet and profit and loss accounts) for the period ending on 31 December [specify date]] together with such information and data as we have used in calculating whether we are in compliance with the financial covenants and ratios set out in clause 10 of the Deed of Undertaking. We further certify that (a) such financial statements give a true and fair view of the consolidated financial condition of the Undertaking Parties as at the end of the period to which those financial statements relate and of the consolidated results of the operations of the Undertaking Parties during that period and (b) such information and data is accurate and complete.

3	We hereby further certify that, as at [specify date] or, as the case may be, for the year ended on that date:

(a)	the required minimum Consolidated Tangible Net Worth under clause 10.3 of the Deed of Undertaking is US$250,000,000,

(i)	issued share capital of the Undertaking Parties was [—];

49

(ii)	the Undertaking Parties’ consolidated capital and revenue reserves were [—];

(iii)	amounts standing to the credit of the profit and loss account and any amounts standing to the debit of the profit and loss account (both of which to the extent not already accounted for in (ii) above) were [—];

(iv)	dividends or distributions declared or recommended (to the extent not already deducted in (ii) above) were [—];

(v)	intangible assets of the Undertaking Parties were [—];

(vi)	amounts attributable to upward revaluations of assets after 31 December 200[6] or subsequent to the acquisition of any subsidiaries were [—];

(vii)	variations in the issued share capital and consolidated capital and revenue reserves after the date of the latest balance sheet were [—], and

(viii)	variations in the interest of the Undertaking Parties in any member of the Sponsor Group after the date of the latest balance sheet were [—],

and therefore the actual Consolidated Tangible Net Worth was [—];

(b)	the required minimum Interest Cover Ratio under clause 10.5 of the Deed of Undertaking is [—:1],

(i)	consolidated net pre-taxation profits were [—];

(ii)	Consolidated Interest Payable was [—];

(iii)	Consolidated Interest Receivable was [—];

(iv)	Consolidated Net Interest Payable was [—];

(v)	exceptional or extraordinary items were [—];

(vi)	the amount attributable to minority interests was [—];

(vii)	depreciation and amortisation was [—];

(viii)	revaluations of assets and/or losses or gains over book value arising on disposals of assets by any member of the Sponsor Group during the Financial Covenant Measurement Period was [—];

(ix)	Consolidated EBITDA was [—];

(x)	Development Debt was [—];

(xi)	interest and financing charges payable in relation to Development Debt was [—];

and therefore the actual Interest Cover Ratio, excluding interest and financing charges relating to Development Debt was [—:1], and including such interest and charges was [—:1]; and

(c)	the required maximum Leverage Ratio under clause 10.4 of the Deed of Undertaking is [—:1],

Consolidated Total Borrowings were [—],

50

Consolidated EBITDA was [—],

Development Debt was [—];

and therefore the actual Leverage Ratio, excluding Development Debt was [—:1] and including Development Debt was [—:1];

(d)	the required minimum Consolidated Cash and Cash Equivalents and Marketable Securities under clause 10.6 of the Deed of Undertaking is R$[—], and actual Consolidated Cash and Cash Equivalents and Marketable Securities was [—],

in each case calculated in accordance with the terms of clause 10.2 of the Deed of Undertaking.

Yours faithfully

(Director)
for and on behalf of
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
Date:

(Director)
for and on behalf of
CONSTELLATION OVERSEAS LTD.
Date:

51

Schedule 7

Part A

Form of Borrower Notice of Assignment in respect of the Charter - Rig Swap

To:	Petróleo Brasileiro S.A. - Petrobrás
Executive Management, Exploration and Production Services
Sectioral Contract Management E&P - SERV/CNTR
Avenida República do Chile, 65-room 1102
Rio de Janeiro - RJ
Brazil

Fax: 55-21-3224-2537
Attention: General Manager

Copy:	Esbelto B.V.
c/o ING Bank N.V.
Bijlmerplein 888
P.O. Box 1800
1000 BV Amsterdam
The Netherlands
(in its capacity as security trustee on behalf of itself and the other Beneficiaries) (the “Assignee”)

Re: [            ] semi submersible drilling rig named [            ] Star (“the [            ] Star Rig”)

1	We refer to:

(a)	the charter party for the chartering of a rig contract number [ ] dated [ ] July 2006 and made between Eiffel Ridge Group C.V. as Contractor (“Contractor”) and you as charterer (herein referred to as the “Rig [ ] Charter”);

(b)	the notice of assignment dated 15 August 2007 relating to the chartering of a rig with contract number [ ] dated [ ] July 2006 and made between the Contractor and you as the Charterer (herein referred to as the “Rig [ ] Charter”), whereby the Contractor gave you notice that the receivables under the Rig [ ] Charter have been assigned in favour of the Assignee;

(c)	[the notice of assignment dated 22 October 2009 relating to the Rig A Charter given by the Contractor to you whereby the Contractor gave you further notice that the receivables under the Rig A Charter have been assigned in favour of the Assignee][Rig B/Rig A Charter only];

(d)	the notice of mortgage over the semi-submersible drilling rig [ ] Star (the “[ ] Star Rig”) dated [ ] given by [ ] to you, whereby [ ] gave you notice of the mortgage over the [ ] Star Rig in favour of the Assignee;

(e)	the notice of mortgage over the semi-submersible drilling rig [ ] Star Rig dated [ ] given by [ ] to you, whereby [ ] gave you notice of the mortgage over the [ ] Star Rig in favour of the Assignee; and

(f)	the notice of transfer of security trustee role dated 30 December 2008, whereby ING Bank Nederland N.V. gave you notice that it had transferred its role as Assignee to Esbelto B.V.,

(together, the “Notices”).

52

2	We hereby give you notice that notwithstanding anything to the contrary in the Notices, Eiffel Ridge Group C.V. intends to deliver the [ ] Star Rig to you under and pursuant to the terms of the Rig [ ] Charter.

3	We hereby give you notice that, until the Assignee notifies you to the contrary in writing (with which notification you are hereby irrevocably authorised and instructed to comply) you are irrevocably authorised and instructed to pay all amounts payable to us as Contractor under and pursuant to the Rig [ ] Charter to the account number 001-1-643293 with JP MORGAN CHASE BANK, New York, swift code CHAS US 33, in the name of ING BANK N.V., swift code INGB NL 2A, for further credit to account number 02.00.34.[ ] in the name of the Contractor and [ ] (IBAN: [ ]) designated “Eiffel Ridge – Earnings [ ] Account” with ING Bank N.V. acting through its branch at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands.

4	We confirm that the General Assignment (as defined in the Notices) does not impose any rights on you, or affect in any way your rights or obligations under the Rig B Charter.

5	The instructions and authority contained in this letter cannot be withdrawn, revoked or varied in any way without the prior consent of the Assignee. The Assignee has signed this notice to confirm its prior consent to the varying of the instructions contained in the Notices.

6	Please acknowledge receipt of this notice and confirm your agreement to the matters stated above.

For and on behalf of
[ ] as owner

by

Dated

For and on behalf of
Eiffel Ridge Group C.V. as Contractor

by

Dated

For and on behalf of
Esbelto B.V. as Assignee

by

Dated

53

Part B

Form of Bank Notice of Assignment in respect of the Charter - Rig Swap

To:	Petróleo Brasileiro S.A. - Petrobrás
Executive Management, Exploration and Production Services
Sectioral` Contract Management E&P - SERV/CNTR
Avenida República do Chile, 65-room 1102
Rio de Janeiro - RJ
Brazil

Fax: 55-21-3224-2537
Attention: General Manager

Copy:	ING Bank N.V.
Bijlmerplein 888
P.O. Box 1800
1000 BV Amsterdam
The Netherlands
(in its capacity as bank trustee on behalf of itself and the other banks) (the “Assignee”)

Re: [            ] semi-submersible drilling rig named [            ] Star (“the [            ] Star Rig”)

7	We refer to:

(a)	the notice dated on or about the date hereof (the “Notice of Assignment”) relating to contract number [ ] between you and Eiffel Ridge Group C.V. (the “Contractor”) (the “Rig [ ] Charter”);

(b)	the notice dated 15 August 2007 relating to the charterparty with contract number [ ] between you and the Contractor (the “Rig [ ] Charter”) from us to you, whereby we gave you notice that we had assigned the benefit of the receivables under the Rig [ ] Charter in favour of the Assignee;

(c)	[the notice dated 22 October 2009 relating to the Rig A Charter given by us to you whereby we gave you further notice that we had assigned the benefit of the receivables under the Rig A Charter in favour of the Assignee][Rig B/Rig A Charter only];

(d)	the notice dated [ ] relating to the mortgage over the semi-submersible drilling rig [ ] Star (the “[ ] Star Rig”), whereby we gave you notice that we had assigned the benefit of our rights, title, interest and benefit in that mortgage in favour of the Assignee;

(e)	the notice dated [ ] relating to the mortgage over the [ ] Star Rig, whereby we gave you notice that we had assigned the benefit of our rights, title, interest and benefit in that mortgage in favour of the Assignee; and

(f)	the notice dated 30 December 2008 whereby ING Bank Nederland N.V. gave you notice that it had transferred its role as security trustee to Esbelto B.V.,

(together the “Notices”).

8	We hereby give you notice:

(a)	that notwithstanding anything to the contrary in the Notices, Eiffel Ridge Group C.V. intends to deliver the [ ] Star Rig to you under and pursuant to the Rig [ ] Charter; and

54

(b)	that, until the Assignee notifies you to the contrary in writing (with which notification you are hereby irrevocably authorised and instructed to comply) you are irrevocably authorised and instructed to pay all amounts payable to the Contractor under and pursuant to the Rig [ ] Charter to the account number 001-1-643293 with JP MORGAN CHASE BANK, New York, swift code CHAS US 33, in the name of ING BANK N.V., swift code INGB NL 2A, for further credit to account number 02.00.34.[ ] in the name of the Contractor and [ ] (IBAN: [ ]) designated “Eiffel Ridge – Earnings [ ] Account” with ING Bank N.V. acting through its branch at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands.

9	We confirm that the Bank Security Assignment does not impose any rights on you, or affect in any way your rights or obligations under the Rig B Charter.

10	The instructions and authority contained in this letter cannot be withdrawn, revoked or varied in any way without the prior consent of the Assignee. The Assignee has signed this notice to confirm its prior consent to the varying of instructions contained in the Notices.

11	Please acknowledge receipt of this notice and confirm your agreement to the matters stated above.

For and on behalf of
Mimosa Finance B.V.

by

Dated

For and on behalf of
Esbelto B.V. as security trustee

by

Dated

For and on behalf of
ING Bank N.V. as Assignee

by

Dated

55

EXECUTION PAGE - AMENDMENT DEED NO. 1

Project Security Parties

EXECUTED as a DEED	)
for and on behalf of	)
EIFFEL RIDGE GROUP C.V.	)
by	)	/s/ Carlos G. E. Rameh
its duly authorised attorney-in-fact	)
in the presence of: /s/ Marcus V.S. Dezem	)

EXECUTED as a DEED	)
for and on behalf of	)
GOLD STAR EQUITIES LTD	)
by	)	/s/ Carlos G. E. Rameh
its duly authorised attorney-in-fact	)
in the presence of: /s/ Marcus V.S. Dezem	)

EXECUTED as a DEED	)
for and on behalf of	)
LONE STAR OFFSHORE LTD	)
by	)	/s/ Carlos G. E. Rameh
its duly authorised attorney-in-fact	)
in the presence of: /s/ Marcus V.S. Dezem	)

EXECUTED as a DEED	)
for and on behalf of	)
CONSTELLATION OVERSEAS LTD	)
by	)	/s/ Carlos G. E. Rameh
its duly authorised attorney-in-fact	)
in the presence of: /s/ Marcus V.S. Dezem	)

EXECUTED as a DEED	)
for and on behalf of	)
QUEIROZ GALVÃO ÓLEO E GÁS S.A.	)
by	)	/s/ Viviane Saraiva Whehaibe
its duly authorised attorney-in-fact	)
in the presence of: /s/ Felipe Pelo	)

EXECUTED as a DEED	)
for and on behalf of	)
QUEIROZ GALVÃO S.A.	)
by	)	/s/ C. Mathias Bueno Hesse
its duly authorised attorney-in-fact	)
in the presence of: /s/ Thiago Nolasco	)

56

Facility Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

Security Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ESBELTO B.V.	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

Account Bank

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

Hedging Provider

EXECUTED as a DEED	)
for and on behalf of	)
ING CAPITAL MARKETS LLC	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

Bank Security Parties

EXECUTED as a DEED	)
for and on behalf of	)
MIMOSA FINANCE C.V	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

57

EXECUTED as a DEED	)
for and on behalf of	)
MIMOSA FINANCE B.V.	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

EXECUTED as a DEED	)
for and on behalf of	)
CENTAURUS S.à.r.L.	)
by	)	/s/ Carlos G.E. Rameh
its duly authorised attorney-in-fact	)
in the presence of: /s/ Marcus V.S. Dezem	)

EXECUTED as a DEED	)
for and on behalf of	)
BECRUX B.V.	)
by	)	/s/ Carlos G.E. Rameh
its duly authorised attorney-in-fact	)
in the presence of: /s/ Marcus V.S. Dezem	)

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth Basch

its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

Bank Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth Basch

its duly authorised attorney-in-fact	)
in the presence of: /s/ Amanda Alves Gobira	)

58

Bank Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	)	/s/ Kenneth Basch
its duly authorised attorney-in-fact	)
in the presence of:	)

59

EXHIBIT 10.11

Execution version

Dated 3 December 2010

AMENDMENT DEED NO. 2

in relation to a

PROJECT LOAN AGREEMENT

in respect of a loan facility of up to $810,167,850 relating to two semi-

submersible drilling rigs to EIFFEL RIDGE GROUP C.V.

and

BANK LOAN AGREEMENT

in respect of a loan facility of up to

$810,167,850 to MIMOSA FINANCE C.V.

Contents

Clause		Page

1	Definitions and interpretation	4

2	Facility Agent and Bank Agent	5

3	Effective Time Notices, Placement, fees and conditions subsequent	5

4	Consents	5

5	Amendments from the date of this Deed	6

6	Amendments from the Effective Time	8

7	Miscellaneous	10

8	Law and jurisdiction	10

Schedule 1 Conditions Precedent		12

Schedule 2 Project Effective Time Notice		15

Schedule 3 Bank Effective Time Notice		16

Schedule 4 Financial Covenants		17

Schedule 5 Form of Compliance Certificate		23

Schedule 6 Group Structure Chart		26

EXECUTION PAGE - AMENDMENT DEED NO 2		32

THIS DEED is dated 3 December 2010 and made BETWEEN:

(1)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Facility Agent;

(2)	ESBELTO B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Amsterdam, with its registered office at Bijlmerplein 888, AMP C 01.044, 1102 MG Amsterdam Zuidoost, The Netherlands and registered with the trade register of the Chambers of Commerce (Kamers van Koophandel) under registration number 33223908, in its capacity as Security Trustee for and on behalf of itself and the other Beneficiaries, as Security Trustee;

(3)	GOLD STAR EQUITIES LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1031368 and its principal office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Rig A Owner;

(4)	LONE STAR OFFSHORE LTD., a company limited by shares incorporated under the laws of the British Virgin Islands, with company number 1039322 and its principal office at Vanterpool Plaza, Wickhams Cay 1, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Rig B Owner;

(5)	CONSTELLATION OVERSEAS LTD., a company incorporated under the laws of the British Virgin Islands, with company number 1020641 and its principal office at Vanterpool Plaza, Wickhams Cay I, 2nd Floor, Road Town, Tortola, British Virgin Islands, as Constellation;

(6)	EIFFEL RIDGE GROUP C.V., a limited partnership formed under the laws of The Netherlands, with its registered office at Locatellikade 1, 1076 AZ, Amsterdam, The Netherlands and registered with the trade register of the Chambers of Commerce (Kamers van Koophandel) under registration number 34279938, represented by Becrux B.V. as managing partner, as Project Borrower;

(7)	QUEIROZ GALVÃO ÓLEO E GÁS S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 30.521.090/0001-27 and its registered office at Avenue Presidente Antônio Carlos, 51-7th Floor, Rio de Janeiro, RJ 20030-010, as Sponsor;

(8)	QUEIROZ GALVÃO S.A., a company incorporated under the laws of Brazil, registered under the Tax Roll number 02.538.798/0001-55 and its registered office at Av. Rio Branco, 156, room 3001-part, Rio de Janeiro, RJ, as Parent Sponsor;

(9)	MIMOSA FINANCE C.V., a limited partnership formed under the laws of The Netherlands, with its registered office at Bijlmerplein 888, AMP E.06.046, 1102, Amsterdam, The Netherlands and registered with the trade register of the Chambers of Commerce (Kamers van Koophandel) under registration number 34278530, represented by Stichting Mimosa Finance as managing partner, as Bank Borrower;

(10)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Bank Agent;

(11)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, in its capacity as security trustee for and on behalf of itself and the other Bank Beneficiaries, as Bank Trustee;

(12)	ING BANK N.V., a banking institution incorporated under the laws of The Netherlands acting for the purposes of this Deed through its office at Bijlmerplein 888, P.O. Box 1800, 1000 BV Amsterdam, The Netherlands, as Account Bank;

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(13)	ING CAPITAL MARKETS LLC, a limited liability company incorporated under the laws of the State of Delaware of 1325 Avenue of the Americas, New York, N.Y. 10019, USA as Hedging Provider.

WHEREAS:

(A)	Pursuant to a project loan agreement dated 30 July 2007 entered into between (i) Eiffel Ridge Group C.V., represented by Becrux B.V., its managing partner, as Project Borrower, (ii) the companies and entities referred to therein as Lenders, (iii) ING Bank N.V. as arranger, (iv) ING Bank N.V. as facility agent, and (v) Esbelto B.V. as Security Trustee (as amended and/or supplemented from time to time, the Project Loan Agreement), the Lenders have agreed to make available to the Project Borrower a loan facility of up to $810,167,850 for the purpose of financing part of the Advance Bareboat Hire payable by the Project Borrower pursuant to the Bareboat Charters and to meet certain interest expenses, and the Parent Sponsor, the Sponsor and Constellation have agreed pursuant to certain of the Security Documents to grant jointly and severally various guarantees and indemnities in favour of the Security Trustee.

(B)	Pursuant to a consent request letter dated 14 April 2010, Constellation and the Project Borrower have proposed changes in the ownership of Constellation, which will lead to a more general restructuring of the Group (the Restructuring). As part of the Restructuring, (i) the Sponsor has transferred the exploration and production part of its business to a Subsidiary of it, (ii) the Sponsor intends to transfer ownership of that Subsidiary to the Parent Sponsor through a capital decrease, (iii) the Sponsor intends to retain the services element of its business, (iv) the Parent Sponsor intends to transfer its shares in the Sponsor to a Subsidiary of Constellation, and (v) a minority stake in Constellation has been sold to a third party investor.

(C)	The parties wish to enter into this Deed to amend the Facility Documents in order to reflect the Restructuring.

IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	Words and expressions defined in clause 1.2 to the Project Loan Agreement and not otherwise defined in this Deed shall bear the same respective meanings when used in this Deed, and:

Bank Effective Time Notice means the notice in the form set out in Schedule 3;

Bank Loan Agreement means the bank loan agreement dated 30 July 2007 entered into between (i) Mimosa Finance C.V., represented by Stichting Mimosa Finance, as Bank Borrower (ii) the banks and financial institutions referred to therein as Banks, (iii) ING Bank N.V. as Bank Agent, and (iv) ING Bank N.V. as Bank Trustee in respect of a loan facility of up to $810,167,850 (as amended and/or supplemented from time to time);

QG Services has the meaning given to it in the Project Loan Agreement (as amended by this Deed);

Documents means together the Facility Documents as defined in the Project Loan Agreement and the Facility Documents as defined in the Bank Loan Agreement;

E&P Subsidiary has the meaning given to it in clause 4.2;

Effective Time means the later of (i) the time at which the Facility Agent issues the Project Effective Time Notice, and (ii) the time at which the Bank Agent issues the Bank Effective Time Notice;

Parties has the meaning given to it in clause 6.8;

Partner has the meaning given to it in the Project Loan Agreement (as amended by this Deed);

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Placement has the meaning given to it in clause 3.3;

Placement Price has the meaning given to it in clause 3.3; and

Project Effective Time Notice means the notice in the form set out in Schedule 2.

1.2	The rules of construction set out in clause 1.4 and 1.5 of the Project Loan Agreement shall apply (mutatis mutandis) in this Deed as if each reference therein to “this Agreement” were a reference to this Deed.

2	Facility Agent and Bank Agent

2.1	The Facility Agent is a party to, and is entering into, this Deed on behalf of itself and as agent of the Lenders pursuant to clause 16.4 of the Project Loan Agreement.

2.2	The Bank Agent is a party to, and is entering into, this Deed on behalf of itself and as agent of the Banks pursuant to clause 16.4 of the Bank Loan Agreement.

3	Effective Time Notices, Placement, fees and conditions subsequent

3.1	The Facility Agent shall issue the Project Effective Time Notice promptly after it or its duly authorised representative has received the documents and evidence specified Schedule 1 in form and substance satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders), unless any Default has occurred and is continuing.

3.2	The Bank Agent shall issue the Bank Effective Time Notice promptly after it or its duly authorised representative has received the documents and evidence specified in Schedule 1 in form and substance satisfactory to the Bank Agent (acting on the instructions of the Majority Banks), unless any Default (as defined in the Bank Loan Agreement) has occurred and is continuing.

3.3	Constellation hereby confirms that nineteen point five three eight eight per cent (19.5388%) of the issued shares of Constellation have been issued to a group of international investors led and managed by Capital International Private Equity Fund V L.P. for a cash purchase price of not less than four hundred and thirty million Dollars ($430,000,000) (the Placement Price) and that Constellation has received the Placement Price in full (the Placement).

3.4	The Project Borrower shall, prior to and as a condition to the occurrence of the Effective Time, pay to the Facility Agent for the account of each Lender, in Dollars, without any set-off, deduction or withholding whatsoever and to such account as the Facility Agent shall notify the Project Borrower, an amendment fee in the amount of zero point one per cent. (0.1%) of the Contribution (as defined in the Project Loan Agreement) of each Lender.

3.5	The Bank Borrower shall, prior to and as a condition to the occurrence of the Effective Time, pay to the Bank Agent for the account of each Bank, in Dollars, without any set-off, deduction or withholding whatsoever and to such account as the Bank Agent shall notify the Bank Borrower, an amendment fee in the amount of zero point one per cent. (0.1%) of the Contribution (as defined in the Bank Loan Agreement) of each Bank.

3.6	The Borrower will provide, within sixty (60) days of the date of this Deed, evidence satisfactory to the Facility Agent and the Bank Agent that this Deed has been (i) translated into Portuguese by a sworn public translation, and (ii) registered with the competent Registry of Deeds and Documents.

4	Consents

4.1	For the purposes of clause 14.2.19(c) of the Deed of Proceeds and Priorities, clause 8.2.16(c) of the Deed of Undertaking and clause 3 of the Parent Sponsor Letter, the Lenders have consented to the Placement.

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4.2	For the purposes of clause 8.3.4 of the Deed of Undertaking, the Lenders have consented to the transfer of the exploration and production assets of the Sponsor to a Subsidiary of the Sponsor (the E&P Subsidiary).

4.3	For the purposes of clause 14.2.19(c) of the Deed of Proceeds and Priorities, clause 8.2.16(c) of the Deed of Undertaking and clause 3 of the Parent Sponsor Letter, the Lenders, with effect from the Effective Time, consent to the transfer of one hundred per cent. (100%) of the shares in the Sponsor held by the Parent Sponsor to QG Services.

4.4	For the purposes of clause 8.3.4 of the Deed of Undertaking, the Lenders, with effect from the Effective Time, consent to:

4.4.1	the transfer of the E&P Subsidiary to the Parent Sponsor through a capital decrease in the Sponsor’s share capital; and

4.4.2	the transfer of one hundred per cent. (100%) of the shares in the Sponsor held by the Parent Sponsor to QG Services.

4.5	To the extent it constitutes a release of security and/or for the purposes of clause 6.2 of the Dutch Security Pledge (as defined in the Bank Loan Agreement) and clause 6.1 of the Bank Security Assignment, each of the Banks has consented to the release of the obligations and liabilities of the Sponsor under and pursuant to certain Facility Documents as more particularly set out in this Deed.

5	Amendments from the date of this Deed

5.1	Project Loan Agreement

The Project Loan Agreement shall be and it is hereby amended and varied as follows:

5.1.1	In clause 1.2, the definition of “Group Structure Chart” is deleted and replaced by:

“Group Structure Chart” means the Parent Sponsor and Group structure chart:

(a)	at any time prior to the Placement Date, as set out in Schedule 9, Part A of this Agreement; or

(b)	at any time after the Placement Date, as set out in Schedule 9, Part B of this Agreement;”

5.1.2	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Partner” means collectively, CIPEF Constellation Coinvestment Fund, L.P., a limited partnership organized under the laws of Delaware, and CIPEF V Constellation Holding, L.P., a limited partnership organized under the laws of Delaware, together with their successors and assigns;”

5.1.3	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Placement Date” means the date upon which the Partner becomes the legal and beneficial owner of nineteen point five three eight eight per cent (19.5388%) of the issued shares of Constellation and the Partner’s name is entered into the register of members of Constellation;”

5.1.4	Clause 9.20.2 is deleted and replaced by:

“(a) at any time prior to the Placement Date, all the members of the Group are or will on the Closing Date be legally and beneficially owned by the members of the Group or, as the case may be, the Group Owners, in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests; or

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(b) at any time on or after the Placement Date, all the members of the Group are legally and beneficially owned by the members of the Group, the Partner or, as the case may be, the Group Owners, in each case in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests.”

5.1.5	In the first paragraph of clause 9.23, the word “applicable” is inserted before “Group Structure Chart”.

5.1.6	The words “, the Partner” are inserted after “Group” in the first paragraph of clause 15.9.1 and the third line of clause 15.9.2.

5.1.7	Schedule 9 is deleted in its entirety and replaced by the contents of Parts A and B of Schedule 6 of this Deed.

5.2	Deed of Proceeds and Priorities

The Deed of Proceeds and Priorities shall be and it is hereby amended and varied as follows:

5.2.1	Clause 13.20.2 is deleted and replaced by:

“(a) at any time prior to the Placement Date, all the members of the Group are or will on the Closing Date be legally and beneficially owned by the members of the Group or, as the case may be, the Group Owners, in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests; or

(b) at any time on or after the Placement Date, all the members of the Group are legally and beneficially owned by the members of the Group, the Partner or, as the case may be, the Group Owners, in each case in the percentages specified in the Group Structure Chart as owner of those shares and assets free from any claims, third party rights or competing interests.”

5.2.2	In the first paragraph of clause 13.23, the word “applicable” is inserted before “Group Structure Chart”.

5.2.3	Clause 13.31.3 is deleted and replaced by:

“(a) at any time prior to the Placement Date, the Group Owners directly or indirectly own one hundred per cent. (100%) of the issued share capital of each of the Parent Sponsor, Sponsor, Constellation and each of the BVI Companies and one hundred per cent. (100%) of the partnership interest in the Borrower; or

(b) at any time on or after the Placement Date, the Group Owners directly or indirectly own one hundred per cent. (100%) of the issued share capital of each of the Parent Sponsor, Sponsor and each of the BVI Companies, and the BVI Companies and the Partner together directly or indirectly own one hundred per cent. (100%) of the issued shares in Constellation and one hundred per cent. (100%) of the partnership interest in the Borrower.”

5.3	Bank Loan Agreement

The Bank Loan Agreement shall be and it is hereby amended and varied as follows:

5.3.1	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Partner” means collectively, CIPEF Constellation Coinvestment Fund, L.P., a limited partnership organized under the laws of Delaware, and CIPEF V Constellation Holding, L.P., a limited partnership organized under the laws of Delaware, together with their successors and assigns;”

5.3.2	The words “, the Partner” are inserted after “the Group” in the first paragraph of clause 15.9.1 and the third line of clause 15.9.2.

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6	Amendments from the Effective Time

6.1	Project Loan Agreement

From the Effective Time, the Project Loan Agreement shall be further amended and varied as follows:

6.1.1	In clause 1.2, the definition of “Group Structure Chart” is deleted and replaced by:

“Group Structure Chart” means the Parent Sponsor and Group structure chart:

(a)	at any time prior to the Placement Date and the Sponsor Transfer Date, as set out in Schedule 9, Part A of this Agreement;

(b)	at any time after the Placement Date but prior to the Sponsor Transfer Date, as set out in Schedule 9, Part B of this Agreement; or

(c)	at any time after the Placement Date and after the Sponsor Transfer Date, as set out in Schedule 9, Part C of this Agreement;”

6.1.2	In clause 1.2, the following definition shall be inserted in alphabetical order:

“QG Services” means Queiroz Galvão Serviços de Petróleo S.A., a private company organized under the laws of Brazil with company number 33.3.0029353-1, being a wholly-owned subsidiary of Constellation;”

6.1.3	In clause 1.2, the following definition shall be inserted in alphabetical order:

“Sponsor Transfer Date” means the date upon which QG Services becomes the legal and beneficial owner of ninety nine point nine nine per cent. (99.99%) of the issued share capital of the Sponsor, as confirmed by a legal opinion in a form and substance satisfactory to the Facility Agent (acting on the instructions of all the Lenders);”

6.1.4	In clause 3.9, the words “and/or Sponsor” are deleted.

6.1.5	In Schedule 3, Part 3, paragraph 5, the words “, Sponsor” are deleted.

6.1.6	Schedule 9 is deleted in its entirety and replaced by the contents of Parts A, B and C of Schedule 6 of this Deed.

6.2	Deed of Proceeds and Priorities

From the Effective Time, clause 13.31.3 of the Deed of Proceeds and Priorities shall be deleted and replaced by:

“the Group Owners directly or indirectly own one hundred per cent. (100%) of the issued share capital of the Parent Sponsor, each of the BVI Companies and at any time prior to the Sponsor Transfer Date, the Sponsor, Constellation indirectly owns one hundred per cent. (100%) of the partnership interest in the Borrower, at any time on or after the Sponsor Transfer Date, Constellation owns one hundred per cent. (100%) of the issued share capital of the Sponsor and the BVI Companies and the Partner together directly own one hundred per cent. (100%) of the issued shares in Constellation.”

6.3	Deed of Undertaking

From the Effective Time, the Deed of Undertaking shall be amended and varied as follows:

6.3.1	Clause 8.2.5 is deleted and replaced by:

“(a)	provide the Facility Agent with such financial and other information concerning that Undertaking Party and its affairs and the Charterer as the Facility Agent or any Lender (acting through the Facility Agent) may from time to time reasonably request in the context of the transactions contemplated by this Deed and the Transaction Documents to the extent that (i) the same is available to that Undertaking Party using all reasonable efforts to obtain such information and (ii) the provision of such information will not breach any applicable law, stock exchange rules or obligations of confidentiality binding on any of such parties under the terms of the Project Documents to which they are respectively a party; and

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(b)	within fifteen (15) Banking Days thereof, inform the Facility Agent upon the occurrence of the Sponsor Transfer Date;”

6.3.2	A new clause 8.5 is inserted as follows:

“8.5 Constellation shall procure that QG Services will remain a holding company only and the entire issued share capital of QG Services will remain one hundred per cent. (100%) owned by Constellation.”

6.3.3	Clause 10 is deleted in its entirety and replaced by the contents of Schedule 4 of this Deed, provided that for the purpose of testing compliance with the financial covenants as at 31 December 2009, clause 10 of the Deed of Undertaking shall be read and construed as if the Effective Time had not occurred.

6.3.4	Schedule 1 shall be deleted in its entirety and replaced by the contents of Schedule 5 of this Deed, provided that for the purpose of evidencing compliance with the financial covenants as at 31 December 2009, Schedule 1 of the Deed of Undertaking shall be read and construed as if the Effective Time had not occurred.

6.4	Deed of Covenant

6.4.1	From the Effective Time, the Deed of Covenant shall be amended as follows:

(a)	In clause 9.1.4, the words “, Sponsor” are deleted wherever they appear.

(b)	In clause 9.1.5, the words “either the Sponsor or” are deleted.

6.4.2	From the Effective Time, each of the Parent Sponsor and Constellation consent to the release of the Sponsor from its obligations and liabilities under and pursuant to clause 9.1.4 of the Deed of Covenant and agree to remain fully bound by the terms of clause 9.1.4 of the Deed of Covenant.

6.5	Pre-Completion Guarantee

From the Effective Time:

6.5.1	Each of the Security Trustee and the Facility Agent release the Sponsor from its obligations and liabilities under and pursuant to the Pre-Completion Guarantee.

6.5.2	Each of the Parent Sponsor and Constellation consent to the release of the Sponsor from its obligations and liabilities under and pursuant to the Pre-Completion Guarantee and agree to remain fully bound by the terms of the Pre-Completion Guarantee.

6.6	Facility Document

It is acknowledged and agreed by each of the parties to this Deed that from the date of this Deed, this Deed shall constitute (i) a Facility Document as defined in the Project Loan Agreement, (ii) a Facility Document as defined in the Bank Loan Agreement, (iii) a Project Facility Document as defined in the Bank Loan Agreement, and (iv) a Bank Document as defined in the Project Loan Agreement.

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6.7	No other amendments

Subject to the terms of this Deed, the Documents will remain in full force and effect and, from the date of this Deed, each of the Documents and this Deed will be read and construed as one document.

6.8	Further Assurance

Each of the Security Parties (as defined under the Project Loan Agreement) and the Bank Borrower (the Parties) undertakes:

6.8.1	that this Deed and each of the Documents shall both at the date of execution and delivery thereof and so long as any moneys are owing under any Document be valid and binding obligations of the respective Parties who are parties thereto and the rights of the Beneficiaries shall be enforceable in accordance with their respective terms; and

6.8.2	that it will, at the Parent Sponsor’s expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Parties of any and every such further assurance, document, act or thing as in the reasonable opinion of the Security Trustee acting on the instructions of the Majority Lenders or, as the case may be, the Bank Trustee acting on the instructions of the Majority Banks, may be necessary or desirable for perfecting the security or implementing the amendments each as contemplated by, or constituted by, this Deed and/or the Documents.

7	Miscellaneous

7.1	Counterparts

This Deed may be entered into in the form of two or more counterparts, each executed by one or more of the parties hereto, and, provided all the parties hereto shall so execute this Deed, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original but, taken together, shall constitute one instrument.

7.2	English language

All certificates, instruments and other documents to be delivered under or supplied in connection with this Deed shall be in the English language or shall be accompanied by a certified English translation upon which the recipient shall be entitled to rely.

7.3	Severability of provisions

Each of the provisions of this Deed is severable and distinct from the others and if at any time one or more of those provisions is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction neither the validity, legality and enforceability of the remaining provisions of this Deed nor the validity, legality and enforceability of those provisions in any other jurisdiction shall in any way be affected or impaired thereby.

8	Law and jurisdiction

8.1	Law

This Deed and all non-contractual obligations in connection with it are governed by, and shall be construed in accordance with, the laws of England and Wales.

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8.2	Submission to jurisdiction

Each of the Parties agree for the benefit of the Beneficiaries and the Bank Beneficiaries that:

8.2.1	if it has any claim against any other party arising out of or in connection with this Deed such claim shall (subject to clause 8.2.3) be referred to the High Court of Justice in England, to the jurisdiction of which it irrevocably submits;

8.2.2	the jurisdiction of the High Court of Justice in England over any such claim against the Beneficiaries or the Bank Beneficiaries or any of them shall be an exclusive jurisdiction and no courts outside England shall have jurisdiction to hear or determine any such claim; and

8.2.3	nothing in this clause 8.2 shall limit the right of the Beneficiaries or the Bank Beneficiaries to refer any such claim against the Parties to any other court of competent jurisdiction outside England, to the jurisdiction of which the Parties hereby irrevocably agree to submit, nor shall the taking of proceedings by the Beneficiaries or the Bank Beneficiaries before the courts in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction whether concurrently or not.

8.3	Agent for service of process

8.3.1	Each of the Parties irrevocably designates, appoints and empowers:

(a)	in the case of the Security Parties, Messrs Berwin Leighton Paisner at its principal place of business in England from time to time (at present Adelaide House, London Bridge, London EC4R 9HA), Attention: N J Davies; and

(b)	in the case of the Bank Borrower, Norose Notices Limited at the address of its principal place of business in England for the time being (presently of 3 More London Riverside, London SE1 2AQ), Attention: Partnership Office Manager, reference PTV/LN33848, to receive for it and on its behalf service of process issued out of the High Court of Justice in England in relation to any claim arising out of or in connection with this Deed.

8.3.2	Each of the Parties agree that it will at all times continuously maintain an agent to receive service of process in England on its behalf and on behalf of its property with respect to this Deed and if, for any reason, such agent named above or its successor shall no longer serve as agent of it to receive service of process in England, it shall promptly appoint a successor in England and advise the Facility Agent, Bank Agent, Security Trustee and Bank Trustee thereof.

IN WITNESS whereof this Deed has been duly executed as a deed and delivered the day and year first above written.

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Schedule 1

Conditions Precedent

1	Constitutive Documents and corporate authorities

In respect of each of the Project Borrower, the Bank Borrower, the Parent Sponsor, the Sponsor, the Rig Owners and Constellation:

(a)	a copy certified by a duly authorised officer of the relevant person to be a true, complete and up-to-date copy, of the Constitutive Documents (in the case of the Sponsor and Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil) of that person together with a certified extract from the commercial register or, as the case may be, a certificate of good standing in respect of that person;

(b)	a copy, certified by a duly authorised officer of the relevant person to be a true copy, and as being in full force and effect and not amended or rescinded, of resolutions of the board of directors or governors or managing partner (or of a committee of the board of directors or governors or managing partner) and/or the resolutions of the shareholders, if required of that person (in the case of the Sponsor and Parent Sponsor, with evidence of registration of the same with the Board of Trade and publication in accordance with Articles 135 and 142 of the Corporations Law of Brazil):

(i)	approving the entering into by the relevant person of the transaction as constituted by the rights and obligations of the relevant person under this Deed;

(ii)	authorising the execution by that person of such of this Deed; and

(iii)	authorising an individual or individuals to sign and deliver on behalf of that person such of this Deed;

(c)	a copy certified by a duly authorised officer of that person to be a true copy, and as being in full force and effect and not revoked or withdrawn, of any power of attorney issued by that person pursuant to the said resolutions;

(d)	a certificate of incumbency; and

(e)	in the case of the Sponsor and Parent Sponsor, a valid certificate issued by the court distributor with jurisdiction over the place of business of the Sponsor and Parent Sponsor attesting the inexistence of bankruptcy and/or judicial recuperation claims filed by or against them.

2	Authorisations and approvals

(a)	Evidence satisfactory to the Facility Agent and the Bank Agent (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that all Authorisations necessary for any matter or thing contemplated by this Deed and for the legality, validity, enforceability, priority, admissibility in evidence and effectiveness thereof, at the time the same are required, have been obtained or effected on an unconditional basis and remain in full force and effect (or, in the case of any necessary arrangements effecting any future Authorisations, registrations and filings, that arrangements which are satisfactory to the Facility Agent and the Bank Agent have been made for the effecting of the same within any applicable time limit);

(b)	Evidence satisfactory to the Facility Agents and the Bank Agent (in the form of a confirmatory certificate from each of the parties referred to in paragraph 1 above) that any

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Authorisations which may be required for the due execution and performance of any Security Party or the Bank Borrower of this Deed at the time the same are required have been obtained and are in full force and effect.

3	Transaction Documents

(a)	An original counterpart of this Deed duly executed and delivered by each Security Party and the Bank Borrower as well as all evidence that notices, acknowledgements, authorisations, invoices and certificates required thereunder have been duly executed and delivered.

(b)	A certificate from each Security Party and the Bank Borrower confirming that each of the Project Documents and the other Transaction Documents (other than this Deed and the Security Documents) to which it is a party which have then been executed, remain unamended and in full force and effect (save for Permitted Amendments previously disclosed in writing to the Facility Agent).

(c)	Evidence satisfactory to the Facility Agent and the Bank Agent that the Sponsor has given a notice to the Charterer pursuant to clause 11.1.5 of each of the Rig A Services Agreement and the Rig B Services Agreement.

4	Legal opinions

Legal opinions in form and content satisfactory to the Lenders and the Banks from:

(a)	Norton Rose LLP, Netherlands counsel to the Lenders and the Banks in relation to, inter alia, the Project Borrower and the Bank Borrower;

(b)	Maples and Calder, British Virgin Islands counsel to the Lenders and the Banks, in relation to, inter alia, the Rig Owners and Constellation and the Placement;

(c)	Basch and Rameh, Brazilian counsel to the Lenders and the Banks, in relation to, inter alia, the Sponsor and the Parent Sponsor; and

(d)	Norton Rose LLP, English counsel to the Lenders and the Banks, in relation to, inter alia, this Deed.

5	Accounts and financial information

Evidence acceptable to the Agents that the full amount of the fee referred to in clause 3.4 has been received by the Bank Agent and that all other fees then due to the Arranger, the Facility Agent, the Bank Agent, the Bank Trustee and/or the Security Trustee and any applicable commitment commission then due have been paid in full or, as the case may be, arrangements satisfactory to the Agents for the payment of such fees have been put in place.

6	Due diligence

All such documentation and information that is required by any of the Lenders or any of the Banks in order to satisfy any “know your customer” requirements in relation to the Partner and QG Services (as each such term is defined in the Project Loan Agreement as amended by this Deed).

7	Process agents

Evidence of the acceptance of appointment by each service of process agent appointed or required to be appointed under this Deed.

13

8	Placement

A certified copy of the register of members of Constellation showing that the Partner’s name has been entered into the register of members.

14

Schedule 2

Project Effective Time Notice

From:	ING BANK N.V. (as Facility Agent)

To:	EIFFEL RIDGE GROUP C.V.
GOLD STAR EQUITIES LTD.
LONE STAR OFFSHORE LTD.
CONSTELLATION OVERSEAS LTD.
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
QUEIROZ GALVÃO S.A.

Copy:	MIMOSA FINANCE C.V.

2010

Dear Sirs

Deed of Amendment No 2 dated 3 December 2010 in respect of a project loan agreement and a bank loan agreement of up to US$810,167,850 (the Deed)

The Facility Agent hereby gives notice that the Project Effective Time, for the purposes of the Deed, occurred at                      a.m./p.m. on              2010.

Capitalised terms used in this notice shall have the same meanings as are ascribed to them in the Deed (including terms defined or incorporated therein by reference to another document or agreement).

Yours faithfully

for and on behalf of
ING Bank N.V. (as Facility Agent)

15

Schedule 3

Bank Effective Time Notice

From:	ING BANK N.V. (as Bank Agent)

To:	MIMOSA FINANCE C.V.
MIMOSA FINANCE B.V.

Copy:	EIFFEL RIDGE GROUP C.V.
GOLD STAR EQUITIES LTD.
LONE STAR OFFSHORE LTD.
CONSTELLATION OVERSEAS LTD.
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
QUEIROZ GALVÃO S.A.

2010

Dear Sirs

Deed of Amendment No 2 dated 3 December 2010 in respect of a project loan agreement and bank loan agreement of up to US$810,167,850 (Deed)

The Bank Agent hereby gives notice that the Bank Effective Time, for the purposes of the Deed, occurred at                      a.m./p.m. on              2010.

Capitalised terms used in this notice shall have the same meanings as are ascribed to them in the Deed (including terms defined or incorporated therein by reference to another document or agreement).

Yours faithfully

for and on behalf of
ING Bank N.V. (as Bank Agent)

16

Schedule 4

Financial Covenants

10	Financial Covenants

10.1	Definitions

In this clause 10:

“Consolidated Cash and Cash Equivalents and Marketable Securities” means, at any time (subject always to the proviso to this definition):

(a)	cash in hand or on deposit with any acceptable bank;

(b)	certificates of deposit, maturing within one year after the relevant date of calculation or payable on demand, issued by an acceptable bank;

(c)	any investment in marketable obligations issued or guaranteed by (i) the government of the United States of America or the U.K. or Brazil, (ii) an instrumentality or agency of the government of the United States of America or the U.K. or Brazil having an equivalent credit rating, (iii) the government of any other country having a credit rating equivalent to the government of the United States of America or the UK or Brazil, or (iv) an instrumentality of that government or agency of that government having an equivalent credit rating;

(d)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, the U.K., Switzerland, Brazil or any country which has adopted the euro as its currency; and

(iii)	which (A) has a credit rating of either A-1 by Standard & Poor’s or Fitch IBCA or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating, or (B) is issued in the international capital markets by any corporation organised under the laws of Brazil and rated, by reputable international rating agencies, equal to or higher than the foreign currency rating given to the Republic of Brazil, or (C) is issued by BGN (for so long as the Parent Sponsor retains ownership of the majority of the issued share capital of BGN (but not thereafter)) or any other Brazilian bank rated, by reputable international rating agencies, equal to or higher than the local currency rating given to the Republic of Brazil;

(e)	overnight investments in any investment portfolio rated, by reputable international rating agencies, equal to or higher than investment grade;

(f)	any other items listed as short term marketable securities in the balance sheet of Constellation; and

(g)	any other instruments, securities or investment approved by the Majority Lenders,

in each case, to which Constellation or any of its Subsidiaries is beneficially entitled at that time.

17

Provided however that:

(i)	an acceptable bank for this purpose is:

(A)	for so long as the Parent Sponsor retains ownership of the majority of the issued share capital of BGN (but not thereafter), BGN; or

(B)	a non-Brazilian commercial bank or trust company which has a rating of A or higher by Standard & Poor’s or Fitch IBCA or A2 or higher by Moody’s or a comparable rating from a nationally recognised credit rating agency for its long-term debt obligations or has been approved by the Majority Lenders; or

(C)	a Brazilian commercial bank or trust company which for foreign currency is rated, by reputable international rating agencies, equal to or higher than BB or which for domestic currency is rated, by reputable international rating agencies, equal to or higher than BBB; and

(ii)	if any of the items referred to in the foregoing provisions of this definition is not at any relevant time treated as cash or cash equivalents or short term marketable securities by Brazilian accounting principles then in force, that item shall for all purposes be excluded from the ambit of this definition;

“Consolidated EBITDA” means the consolidated net pre-taxation profits of Constellation for a Financial Covenant Measurement Period in accordance with the applicable Accounting Principles, adjusted by:

(a)	adding back Consolidated Net Interest Payable and interest and financing charges in respect of Project Finance;

(b)	excluding any exceptional or extraordinary item;

(c)	excluding any amount attributable to minority interests;

(d)	adding back depreciation and amortisation;

(e)	excluding any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset by Constellation or any of its Subsidiaries during that Financial Covenant Measurement Period; and

(f)	excluding any amounts applied in payment of principal or interest attributable to any Project Finance during that Financial Covenant Measurement Period;

“Consolidated Interest Payable” means the aggregate amount (calculated on a consolidated basis) of all interest and other financing charges (whether, in each case, paid, payable or (other than interest on a facility which is capitalised during the applicable construction or conversion or development period of an asset being financed by that facility) capitalised) incurred by Constellation and any of its Subsidiaries during a Financial Covenant Measurement Period (a) including (without limitation) any net amounts payable (after giving effect to all netting-off provisions) under interest hedging contracts, and (b) excluding all interest and other financing charges in respect of Project Finance;

“Consolidated Interest Receivable” means the aggregate amount (calculated on a consolidated basis) of all interest and other financing charges received or receivable by Constellation and any of its Subsidiaries during a Financial Covenant Measurement Period but excluding any amounts receivable under interest hedging contracts;

“Consolidated Net Interest Payable” means Consolidated Interest Payable less Consolidated Interest Receivable during the relevant Financial Covenant Measurement Period;

“Consolidated Net Total Borrowings” means, at any time, Consolidated Total Borrowings minus Consolidated Cash and Cash Equivalents and Marketable Securities, in each case at that time;

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“Consolidated Tangible Net Worth” means at any time the aggregate of:

(a)	the amounts paid up or credited as paid up on the issued share capital of Constellation and any of its Subsidiaries; and

(b)	the amount standing to the credit of the consolidated capital and revenue reserves of Constellation and any of its Subsidiaries,

based on the latest annual audited or interim half-year unaudited consolidated balance sheet of Constellation dated as at the applicable Financial Covenant Measurement Date (the “latest balance sheet”) but adjusted by, without double-counting:

(i)	adding any amount standing to the credit of the profit and loss account of Constellation for the period ending on the date of the latest balance sheet to the extent not included in sub-paragraph (b) above;

(ii)	deducting any dividend or other distribution declared, recommended or made by Constellation;

(iii)	to the extent not already deducted, deducting any amount standing to the debit of the profit and loss account of Constellation for the period ending on the date of the latest balance sheet;

(iv)	deducting any amount attributable to goodwill or any other intangible asset;

(v)	deducting any amount attributable to an upward revaluation of assets after 31st December 2006 or, in the case of assets of a company which became a Subsidiary of Constellation after that date, the date on which that company became a Subsidiary of Constellation;

(vi)	reflecting any variation in the amount of the issued share capital of Constellation and the consolidated capital and revenue reserves of Constellation after the date of the latest balance sheet;

(vii)	reflecting any variation in the interest of Constellation in any of its Subsidiaries since the date of the latest balance sheet;

(viii)	excluding any amount attributable to deferred taxation; and

(ix)	excluding any amount attributable to minority interests;

“Consolidated Total Borrowings” means, in respect of Constellation, at any time, without double counting and determined on a consolidated basis with respect to Constellation and all of its Subsidiaries, the aggregate of the following:

(a)	borrowed money;

(b)	the outstanding principal amount of any bonds, notes, debentures, loan stock, commercial paper, acceptance credits, bills or promissory notes or other similar instruments drawn, accepted, issued or endorsed by Constellation or any of its Subsidiaries;

(c)	any credit provided to Constellation or any of its Subsidiaries by a supplier of goods and/or services under any instalment purchase or other similar arrangement with respect to goods and/or services but excluding trade accounts that are payable in the ordinary course of business in accordance with agreed deferred payment terms;

(d)	non-contingent obligations of Constellation or any of its Subsidiaries to reimburse any other person with respect to amounts paid under a letter of credit or other similar instrument but excluding any letter of credit issued with respect to trade accounts that are payable in the ordinary course of business in accordance with agreed deferred payment terms;

19

(e)	obligations (calculated, as of any time, on a mark to market basis at that time) of Constellation or any of its Subsidiaries pursuant to Derivative Contracts;

(f)	any premium payable on a redemption or replacement of any Derivative Contract by Constellation or any of its Subsidiaries;

(g)	amounts raised under any other transaction of Constellation or any of its Subsidiaries having the financial effect of a borrowing and which would be classified as a borrowing (and not as an off-balance sheet financing) under applicable Accounting Principles including (without limitation) under leases or similar arrangements entered into primarily as a means of financing the acquisition of the asset leased; and

(h)	the outstanding principal amount of any indebtedness of any person of a type referred to in paragraphs (a) - (g) above which is the subject of a guarantee, indemnity or similar assurance of financial obligations given by the Constellation or any of its Subsidiaries;

“Construction” means, the construction, supply, design, conversion, upgrade or installation of any Offshore Equipment owned by any Subsidiary of Constellation as at the date of this Deed or acquired thereafter;

“Exchange Rate” means, as the context requires:

(a)	in relation to any amount which is to be converted into, or out of, Dollars on any date, the transaction rate for Dollars offered in the commercial rate exchange market (mercado de cambio de taxas livres) on such date, as such rates are published by SISBACEN; or

(b)	in relation to any amount which is to be converted into, or out of, Brazilian Real on any date, the transaction rate for Brazilian Real offered in the commercial rate exchange market (mercado de cambio de taxas livres) on such date, as such rates are published by SISBACEN;

“Financial Covenant Measurement Date” means 30 June and 31 December in each year until this Deed is released in accordance with clause 16.22 of the Project Loan Agreement;

“Financial Covenant Measurement Period” in relation to any Financial Covenant Measurement Date falling on 30 June, means the twelve month period commencing on 1 July in the preceding year up to and including that Financial Covenant Measurement Date and, in relation to any Financial Covenant Measurement Date falling on 31 December, means the twelve month period commencing on 1 January in that year up to and including that Financial Covenant Measurement Date;

“Interest Cover Ratio” means the ratio of Consolidated EBITDA to Consolidated Net Interest Payable;

“Leverage Ratio” means the ratio of (a) Consolidated Net Total Borrowings minus Project Finance to (b) Consolidated EBITDA;

“Offshore Equipment” means any FPSO, FSO, tension leg platform (TLP), drilling unit or any other item of offshore equipment;

“Original Financial Statements” means the annual published audited financial statements (including balance sheet and profit and loss accounts) of the Sponsor and Constellation for the year ending on 31 December 2006, and the audited consolidated financial statements of Constellation and its Subsidiaries based thereon provided to the Agents pursuant to part 1 of schedule 3 to the Project Loan Agreement and for the purposes only of testing the covenants in clauses 10.3 to 10.6 and issuing the Compliance Certificate required pursuant to paragraph 4 of part 2 of schedule 3 to the Project Loan Agreement or, as the case may be, paragraph 5 of part

20

3 of schedule 3 to the Project Loan Agreement, shall include the unaudited financial statements (including balance sheet and profit and loss accounts) of the Sponsor and Constellation for the half year ended on 30 June 2006 and the unaudited consolidated financial statements of Constellation and its Subsidiaries based thereon;

“Project Finance” means, at any time, any Borrowed Money for which any Subsidiary of Constellation is liable which has been applied in or towards the cost of acquisition and/or Construction of any Offshore Equipment or the refinancing of any Borrowed Money in respect thereof, provided that at that time there is no guarantee given by Constellation for such Borrowed Money in relation thereto (whether given on a pre-completion or post-completion basis).

10.2	Interpretation

10.2.1	Except as provided to the contrary in this Deed, an accounting term used in this clause 10 is to be construed in accordance with the Accounting Principles applied in connection with the Original Financial Statements.

10.2.2	Any amount in a currency other than Dollars, is to be taken into account at its Dollar equivalent calculated on the basis of the Exchange Rate.

10.2.3	No item must be credited or deducted more than once in any calculation under this clause 10.

10.3	Consolidated Tangible Net Worth

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that the Consolidated Tangible Net Worth is not at any time less than two hundred and fifty million Dollars (US$250,000,000).

10.4	Leverage Ratio

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that, subject to the proviso to this clause 10.4, the Leverage Ratio does not exceed:

10.4.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, 3.5:1; and

10.4.2	at the end of each Financial Covenant Measurement Period ending between 1 January, 2009, and 31 December, 2009, inclusive, 10.6:1; and

10.4.3	at the end of each Financial Covenant Measurement Period ending between 1 January 2010 and 30 June 2010, inclusive, 7.75:1; and

10.4.4	at the end of each Financial Covenant Measurement Period ending between 1 July 2010 and 31 December 2010, inclusive, 6.75:1; and

10.4.5	at the end of each Financial Covenant Measurement Period ending between 1 January 2011 and 30 June 2011, inclusive, 10.00:1; and

10.4.6	at the end of each Financial Covenant Measurement Period ending after 1 July 2011, 4.00:1.

21

10.5	Interest Cover Ratio

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and for so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that, subject to the proviso to this clause 10.5, the Interest Cover Ratio is greater than:

10.5.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, 3.00:1;

10.5.2	at the end of each Financial Covenant Measurement Period ending between 1 January, 2009 and 31 December, 2009, inclusive, 2.75:1; and

10.5.3	at the end of each Financial Covenant Measurement Period ending after 1 January, 2010, 3.00:1.

10.6	Consolidated Cash and Cash Equivalents and Marketable Securities

Each of the Sponsor and Constellation undertakes with the Security Trustee that, from the date of this Deed and for so long as any moneys are owing under the Project Loan Agreement or any of the Facility Documents or any Commitment is in force, it will ensure that the Consolidated Cash and Cash Equivalents and Marketable Securities is equal to or greater than:

10.6.1	at the end of each Financial Covenant Measurement Period ending between 1 January, 2007, and 31 December, 2008, inclusive, fifty million Brazilian Real (R$50,000,000);

10.6.2	at the end of each Financial Covenant Measurement Period ending between 17 January, 2009, and 31 December, 2009, inclusive, seventy million Brazilian Real (R$70,000,000);

10.6.3	at the end of each Financial Covenant Measurement Period ending between 1 January, 2010 and 30 June, 2011, inclusive, fifty million Dollars (US$50,000,000); and

10.6.4	at the end of each Financial Covenant Measurement Period ending after 30 June 2011, eighty million Brazilian Real (R$80,000,000).

10.7	Compliance Certificates

For the purposes of ascertaining compliance with the provisions of clauses 10.3 to 10.6 (inclusive) above during the period of this Deed, each of the Sponsor and Constellation further undertakes to issue and deliver to the Security Trustee a Compliance Certificate in the form or substantially in the form of schedule 1 to this Deed stating (inter alia) that, as at the date of its latest consolidated financial statements (including balance sheet and profit and loss accounts) (and audited in the case of the annual consolidated financial statements and unaudited in the case of the consolidated financial statements in respect of each half year ending on 30 June) prepared and delivered in accordance with clause 14.1 of the Deed of Proceeds and Priorities (or, as the case may be, the period ended on that date) the Sponsor and Constellation were in compliance with the Consolidated Tangible Net Worth covenant, the Leverage Ratio covenant, the Interest Cover Ratio covenant and the Consolidated Cash and Cash Equivalent covenant each set out in clauses 10.3, 10.4, 10.5 and 10.6 above (or if it was not in compliance indicating the extent of the breach and the steps intended to be taken to remedy the same) which Compliance Certificate shall be attached to such latest consolidated financial statements (including balance sheet and profit and loss accounts) (and audited in the case of the annual consolidated financial statements and unaudited in the case of the consolidated financial statements in respect of each half year ending on 30 June) prepared and delivered pursuant to clause 14.1 of the Deed of Proceeds and Priorities in respect of the financial period to which such certificate relates and shall annex all other information and data used by the Sponsor and Constellation in ascertaining compliance, or otherwise, with such Consolidated Tangible Net Worth covenant, Leverage Ratio covenant, Interest Cover Ratio covenant and Consolidated Cash and Cash Equivalent covenant set out in clauses 10.3, 10.4, 10.5 and 10.6 above in sufficient detail to enable the Security Trustee to verify the relevant calculations.

22

Schedule 5

Form of Compliance Certificate

To:	Esbelto B.V.
c/o Location Code AMP D.05.037
Bijlmerplein 888
P.O. Box 1800
1000 BV Amsterdam
The Netherlands
(as security trustee for and on behalf of itself and the Beneficiaries)

Attention:	[—]

Dear Sirs

Project Loan Agreement relating to two semi-submersible drilling rigs in an amount of up to $810,167,850

We refer to a loan agreement dated 30 July 2007 as amended and supplemented from time to time (the “Project Loan Agreement”) made between Eiffel Ridge Group C.V. as borrower (the “Borrower”), ING Bank N.V. as arranger, ING Bank N.V. as facility agent (the “Facility Agent”), ING Bank Nederland N.V. as security trustee (the “Security Trustee”) and the companies and entities listed in Schedule 1 thereto and any transferee of any such company and entity and any transferee of any such transferee (the “Lenders”) whereby the Lenders have agreed to make available to the Borrower a loan facility of up to eight hundred and ten million one hundred and sixty seven thousand eight hundred and fifty Dollars ($810,167,850), for the purpose of financing part of the Advance Bareboat Hire payable by the Borrower pursuant to the Bareboat Charters and to meet certain interest expenses.

We refer also to a deed of undertaking dated 30 July 2007 as amended and supplemented from time to time (the “Deed of Undertaking”) made between Queiroz Galvão Óleo e Gás S.A. and Constellation Overseas Ltd. jointly and severally as undertaking parties (the “Undertaking Parties”), the Facility Agent and the Security Trustee, pursuant to which the Sponsor and Constellation (amongst other things) gives certain covenants and undertakings to the Beneficiaries or any of them.

1	Words and expressions defined in the Deed of Undertaking (including words defined by reference to the Project Loan Agreement) have, unless otherwise defined in this Compliance Certificate, the same meanings when used in this Compliance Certificate as they do in the Deed of Undertaking (or, as the case may be, the Project Loan Agreement).

2	We hereby attach [half yearly unaudited consolidated financial statements (including balance sheet and profit and loss accounts) for the period ending on 30 June [—] [specify date]] [and annual audited consolidated financial statements (including balance sheet and profit and loss accounts) for the period ending on 31 December [specify date]] together with such information and data as we have used in calculating whether we are in compliance with the financial covenants and ratios set out in clause 10 of the Deed of Undertaking. We further certify that (a) such financial statements give a true and fair view of the consolidated financial condition of the Sponsor and Constellation as at the end of the period to which those financial statements relate and of the consolidated results of the operations of the Sponsor and Constellation during that period and (b) such information and data is accurate and complete.

3	We hereby further certify that, as at [specify date] or, as the case may be, for the year ended on that date:

(a)	the required minimum Consolidated Tangible Net Worth under clause 10.3 of the Deed of Undertaking is US$250,000,000,

(i)	issued share capital of Constellation was [—];

23

(ii)	Constellation’s consolidated capital and revenue reserves were [—];

(iii)	amounts standing to the credit of the profit and loss account and any amounts standing to the debit of the profit and loss account (both of which to the extent not already accounted for in (ii) above) were [—];

(iv)	dividends or distributions declared or recommended (to the extent not already deducted in (ii) above) were [—];

(v)	intangible assets of Constellation were [—];

(vi)	amounts attributable to upward revaluations of assets after 31 December 200[6] or subsequent to the acquisition of any subsidiaries were [—];

(vii)	variations in the issued share capital and consolidated capital and revenue reserves after the date of the latest balance sheet were [—], and

(viii)	variations in the interest of Constellation in its Subsidiaries after the date of the latest balance sheet were [—],

and therefore the actual Consolidated Tangible Net Worth was [—];

(b)	the required minimum Interest Cover Ratio under clause 10.5 of the Deed of Undertaking is [—:1],

(i)	consolidated net pre-taxation profits were [—];

(ii)	Consolidated Interest Payable was [—];

(iii)	Consolidated Interest Receivable was [—];

(iv)	Consolidated Net Interest Payable was [—];

(v)	Interest and financing charges in respect of Project Finance were [—];

(vi)	exceptional or extraordinary items were [—];

(vii)	the amount attributable to minority interests was [—];

(viii)	depreciation and amortisation was [—];

(ix)	revaluations of assets and/or losses or gains over book value arising on disposals of assets by Constellation and/or its Subsidiaries during the Financial Covenant Measurement Period was [—];

(x)	amounts applied in payment of principal or interest attributable to any Project Finance were [—];

(xi)	Consolidated EBITDA was [—],

and therefore the actual Interest Cover Ratio was [—:1];

(c)	the required maximum Leverage Ratio under clause 10.4 of the Deed of Undertaking is [— : 1],

Consolidated Total Borrowings were [—],

Consolidated Cash and Equivalent and Marketable Securities were [—];

24

Project Finance was [—];

Consolidated EBITDA was [—],

and therefore the actual Leverage Ratio was [—:1]; and

(d)	the required minimum Consolidated Cash and Cash Equivalents and Marketable Securities under clause 10.6 of the Deed of Undertaking is [R$/US$][—], and actual Consolidated Cash and Cash Equivalents and Marketable Securities was [—],

in each case calculated in accordance with the terms of clause 10.2 of the Deed of Undertaking.

Yours faithfully

(Director) for and on behalf of
CONSTELLATION OVERSEAS LTD.
Date:

(Director) for and on behalf of
QUEIROZ GALVÃO ÓLEO E GÁS S.A.
Date:

25

Schedule 6

Group Structure Chart

Part A - Original

26

Part A - Original

27

Part B - from the Placement Date

28

Part B - from the Placement Date

29

Part C - from the Sponsor Transfer Date

30

Part C - from the Sponsor Transfer Date

31

EXECUTION PAGE - AMENDMENT DEED NO 2

Project Security Parties

EXECUTED as a DEED	)
for and on behalf of	)
EIFFEL RIDGE GROUP C.V.	)
by	) /s/ Victor Fernandes
its duly authorised attorney-in-fact	)
in the presence of: /s/ Viviane Wehhaibe	)

EXECUTED as a DEED	)
for and on behalf of	)
GOLD STAR EQUITIES LTD	)
by	) /s/ Guilherme Lima
its duly authorised attorney-in-fact	) /s/ Leduvy de Pina Gouvea Filho
in the presence of: /s/ Viviane Wehhaibe	)

EXECUTED as a DEED	)
for and on behalf of	)
LONE STAR OFFSHORE LTD	)
by	) /s/ Guilherme Lima
its duly authorised attorney-in-fact	) /s/ Leduvy de Pina Gouvea Filho
in the presence of: /s/ Viviane Wehhaibe	)

EXECUTED as a DEED	)
for and on behalf of	)
CONSTELLATION OVERSEAS LTD	)
by	) /s/ Guilherme Lima
its duly authorised attorney-in-fact	) /s/ Leduvy de Pina Gouvea Filho
in the presence of: /s/ Viviane Wehhaibe	)

EXECUTED as a DEED	)
for and on behalf of	)
QUEIROZ GALVÃO ÓLEO E GÁS S.A.	)
by	) /s/ Guilherme Lima
its duly authorised attorney-in-fact	) /s/ Leduvy de Pina Gouvea Filho
in the presence of: /s/ Viviane Wehhaibe	)

EXECUTED as a DEED	)
for and on behalf of	)
QUEIROZ GALVÃO S.A.	)
by	) /s/ Antonio Augusto De Queiroz Galvao
its duly authorised attorney-in-fact	)
in the presence of: /s/ Viviane Wehhaibe	)

32

Facility Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
By	) /s/ Kenneth D. Basch
its duly authorised attorney-in-fact	) /s/ Nicole Rene Cunha
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

Security Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ESBELTO B.V.	)
by	) /s/ Joao Paulo de C.V. Servera
its duly authorised attorney-in-fact	) /s/ Nicole Rene Cunha
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

Account Bank

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Kenneth D. Basch
its duly authorised attorney-in-fact	) /s/ Nicole Rene Cunha
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

Hedging Provider

EXECUTED as a DEED	)
for and on behalf of	)
ING CAPITAL MARKETS LLC	)
by	) /s/ Nicole Rene Cunha
its duly authorised attorney-in-fact	)
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

Bank Security Parties

EXECUTED as a DEED	)
for and on behalf of	)
MIMOSA FINANCE C.V.	)
by	) /s/ Nicole Rene Cunha
its duly authorised attorney-in-fact	)
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

33

Bank Agent

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Kenneth D. Basch
its duly authorised attorney-in-fact	) /s/ Nicole Rene Cunha
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

Bank Trustee

EXECUTED as a DEED	)
for and on behalf of	)
ING BANK N.V.	)
by	) /s/ Kenneth D. Basch
its duly authorised attorney-in-fact	) /s/ Nicole Rene Cunha
in the presence of: /s/ Allan B. Chammas	)
S. da Silva

34

EXHIBIT 10.12

Execution Version

MANDATE AGREEMENT

This MANDATE AGREEMENT is entered into on April 19th, 2012, by and between

1)	QGOG Constellation S.A., a Luxembourg company with registered offices at 40, Avenue Monterey, L-2163 Luxembourg registered in the Luxembourg Companies and Trade Registry under number B 163 424 (referred to herein, together with its predecessor and its successors, as the “Company”);

and

2)	Mr. Guilherme Ribeiro Vieira Lima born in Rio de Janeiro-RJ, Brazil, on May 3rd 1956, residing at Av. Presidente Antonio Carlos, 51-5* Floor, Rio de Janeiro-RJ, Brazil, 20020-010, (the “Executive”).

The Company and the Executive may hereafter be collectively referred to as the “Parties”) each being a “Party”.

WHEREAS

(i)	With effect as of April 19th, 2012 (the “Effective Date”) and pursuant to the terms and conditions of this agreement, the Executive shall provide services to the Company as Chief Financial Officer of the Company.

(ii)	The Executive shall act as agent (“mandataire”) to the Company as Chief Financial Officer of the Company, notably charged with carrying out such mandate, with the responsibilities and authority of an agent serving in such position, subject to the power of the Board of the Company to expand or limit such duties, responsibilities and authority, either generally or in specific instances.

(iii)	The Parties hereby wish to specify the terms and conditions pursuant to which the Executive shall exercise his mandate as Chief Financial Officer of the Company subject to the terms and conditions of this Mandate Agreement (the “Mandate Agreement”).

IT HAS BEEN AGREED UPON AS FOLLOWS;

Article 1: Definitions

In this Mandate Agreement, the following words and expressions shall have the meaning assigned to them here below:

“Applicable Laws” means the relevant laws in force, as may be amended in the Grand Duchy of Luxembourg as well as any governmental decrees, Grand Ducal regulations and directives, orders or circulars issued by the Luxembourg authorities to the extent applicable to the Parties hereto as may be issued and have application to the services provided hereunder.

Execution Version

“Articles of Association of the Company” means the articles of association of the Company, as amended from time to time.

“Board” means the Board of Directors of the Company, and any committee should the Board of Directors have delegated any powers to such committee.

“Confidential Information” means information that is not generally known to the public, is subject to a protective order, or that constitutes a trade secret under applicable law, including, without limitation, technical information, know-how, technology, software applications and code, prototypes, ideas, inventions, methods, improvements, data, files, information relating to supplier and customer identities and lists, accounting records, business and marketing plans, and information that would reasonably be considered to be confidential by virtue of its relation to the work contemplated by this Agreement. Confidential Information also includes all copies and tangible embodiments of any of the foregoing (in whatever form or medium):

(i)	was, on the date of this Mandate Agreement, generally known to the public; or

(ii)	became generally known to the public after the date of this Mandate Agreement other than as a result of the act or omission of the Executive; or

(iii)	was contained in documents rightfully known to the Executive prior to the Executive learning or receiving same from the Company; or

(iv)	was disclosed by the Company to third parties generally without restriction on use and disclosure; or

(v)	the Executive lawfully received from a third party without that third party’s breach of agreement or obligation of trust.

“Effective Date” means the April 19th, 2012, upon which the Mandate Agreement will enter into effect.

“Mandate Agreement” means this Mandate Agreement, as amended from time to time

“Subsidiaries” means any of the direct or indirect subsidiaries of the Company.

The headings of the articles of this Mandate Agreement shall not affect its construction or interpretation.

Article 2: Scone of Services

2.1 Subject to the terms and conditions set forth in this Mandate Agreement, the Executive hereby agrees to serve as Chief Financial Officer of the Company, and to fulfil such mandate to the best of his abilities. In the performance of his mandate, the Executive shall act autonomously and independently, reporting only to the Board of the Company and the Company will grant the necessary powers to the Executive to enable him to fully accomplish his mandate.

Execution Version

2.2 During the term of this Mandate Agreement, the Executive shall devote the necessary time and devotion to his tasks as Chief Financial Officer, to conduct the business of the Company, and to perform all duties in accordance with the terms and conditions of this Mandate Agreement hereinafter set forth and in compliance with Applicable Laws and in particular the Luxembourg law of 10 August 1915 on commercial companies as amended.

2.3 The Executive shall execute his appointment both in Luxembourg and abroad in accordance with the requirements of his tasks.

Article 3: Representations, Warranties and Undertakings

3.1 Under this Mandate Agreement the Executive undertakes:

(i)	to treat the Confidential Information as strictly confidential and, as such, not to disclose or permit access to the content of the Confidential Information, directly or indirectly, in whole or in part, in its original form or in an amended form, to any person or entity except if: (A)(1) such person or entity has an absolute need to know the Confidential Information for the purpose of acting in the best interests of the Company; and, (2) such person or entity is legally bound by a written contract to comply with the same confidentiality provisions as set out in this Mandate Agreement, or (B) such person is entitled thereto by provisions of the Applicable Laws;

(ii)	to use the Confidential Information solely in connection with the services to be rendered under the Mandate Agreement;

(iii)	not to use the Confidential Information, in a commercial or non-commercial manner, in whole or in part, in an amended or extended manner, except if authorised to do so by prior written consent;

(iv)	to return, where possible, the Confidential Information received to the Company;

(v)	to destroy information and documentation produced by the Executive containing or based on the Confidential Information and to confirm this in writing should the Executive be reasonably requested to do so;

(vi)	to adopt and to apply any necessary and reasonable measures in order to protect the Confidential Information;

(vii)	to comply with any Applicable Laws, the Articles of Association of the Company and any decision taken collectively by the Board of the Company.

In addition, the Executive warrants to have the appropriate experience and expertise with the corporate, administration, legal and regulatory aspects of the Company.

The provisions of this clause 3.1 relating to Confidential Information shall withstand the termination of this Mandate Agreement.

Execution Version

3.2 Under this Mandate Agreement the Company undertakes:

(i)	to provide the Executive with all necessary information to enable him to carry out his functions hereunder and to liaise with, and provide such assistance to him as may be reasonably required in the proper performance of his duties;

(ii)	to grant full access, during usual business hours, to the Executive to inspect such books, records and statements of the Company and to arrange for the same level of access to the Company’s books, records and systems as has the Company’s personnel;

(iii)	to represent and warrant the correctness, accuracy, adequacy and completeness of all information provided to the Executive;

(iv)	to provide the Executive with all the Confidential Information the Executive needs in connection with the execution of his mandate for the Company;

(v)	to update and/or correct any information already provided to the Executive; and

(vi)	not to disclose to third parties any information about the procedures and structures provided by the Executive without prior written consent of the Executive.

Article 4: Remuneration

The Parties agree that, except as may be independently determined by the Board, the Executive shall not be entitled to any compensation and/or benefits pursuant to the provisions of this Mandate Agreement.

Article 5: Term

Except as hereinafter provided, this Mandate Agreement is entered into as of the Effective Date and shall continue until and shall end upon, April 19* 2013 (the “Mandate Period”). On April 19* 2013, and on each subsequent anniversary of such date, unless the Mandate Period should have ended pursuant to Article 6 hereof, the Mandate Period shall be automatically extended for an additional year.

Article 6: Termination

The appointment of the Executive hereunder shall continue as provided in Article 5 hereof, unless one of the Parties gives notice in writing to the other Party hereto of the termination of this Mandate Agreement in accordance with sub-clauses 6.i, 6.2 or 6.3 below,

6.1 Either Party may terminate this Mandate Agreement at any time by registered letter by giving at least thirty (30) days written notice to the other Party in the case of the Company to its registered offices,, and in the case of the Executive, to his principal residence, or to such other address as either Party may have provided to the other Party in writing in accordance herewith.

6.2 This Mandate Agreement will immediately and automatically be terminated without prior notice:

(a)	if the Company goes into liquidation or is dissolved or is declared bankrupt or is subject to a similar measure under Applicable Laws; or

Execution Version

(b)	if the Executive is dismissed or the mandate comes to the end of its term and is not renewed by the Board of the Company in accordance with Article 5 and the Applicable Laws; or

(c)	if the Executive dies or loses fully or partly his ability to act in a civil capacity as defined by the Luxembourg Civil Code and/or if the Executive is victim of an illness that is of such nature and or type that causes serious doubts on his capacity to continue carrying out his tasks under the Mandate Agreement.

6.3 The Company may terminate this Mandate Agreement by registered letter sent to the Executive ad nutum, without prior notice and without any right to indemnification for the Executive, if such termination is in the interest of the Company or if the Executive commits a material breach of his obligations under this Mandate Agreement.

6.4 The Executive may terminate this Mandate Agreement by registered letter sent to the Company to its registered office without prior notice and without any right to indemnification for the Company, if the Company commits a material breach of its obligations under this Mandate Agreement.

6.5 Upon termination of this Mandate Agreement, the Executive shall resign from his office, and the Executive shall return all Company property to the Company in good condition, including without limitation, the originals and all copies of any materials which contain, reflect, summarize, describe, analyze, refer or relate to any items of Confidential Information In the event that such items are not returned, the Company retains the right to charge the Executive for all reasonable damages, costs, attorneys’ fees and other expenses incurred in searching for, taking, removing and/or recovering such property.

6.6 Termination of this Mandate Agreement by one Party shall be without prejudice to the performance of the other Party’s obligations under this Mandate Agreement. Termination of this Mandate Agreement shall not release either Party of any obligations which are expressed to survive termination which, notably, include all confidentiality provisions and shall be without prejudice to any claims or remedies that the Parties may have under this Mandate Agreement or otherwise.

Article 7: Assignment

Neither Party hereto may assign its rights and/or obligations hereunder other than with the prior written consent of the other Parties. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place (and such successor shall thereafter be deemed the “Company” for the purposes of this Agreement and shall assume the liabilities of the Company hereunder). Notwithstanding the foregoing, the Company may assign and transfer this Agreement and delegate its duties hereunder to a parent or wholly owned subsidiary of the Company without Executive’s consent.

Execution Version

Article 8: Governing law

This Mandate Agreement shall be construed and enforced in accordance with the Applicable Laws of the Grand Duchy of Luxembourg, and shall be subject to the exclusive jurisdiction of the courts of Luxembourg City.

Article 9: Amendments

Any amendment to this Mandate Agreement shall only be effective if in writing and executed by both of the Parties hereto.

Execution Version

IN WITNESS WHEREOF, the present Mandate Agreement has been signed in duplicate on April 19th 2012. each of the Parties acknowledging having received one original version.

Signed for and on behalf of:

/s/ Onno Bouwmeister and /s/ Peter van Opstal
QGOG Constellation S.A.

By:	Onno Bouwmeister and Peter van Opstal
Title:	Directors

/s/ Mr. Guilherme Ribeiro Vieira Lima
By:	Mr. Guilherme Ribeiro Vieira Lima

EXHIBIT 10.13

Execution Version

MANDATE AGREEMENT

This MANDATE AGREEMENT is entered into on April 19th 2012, by and between

1)	QGOG Constellation S.A., a Luxembourg company with registered offices at 40, Avenue Monterey, L-2163 Luxembourg, registered in the Luxembourg Companies and Trade Registry under number B 163.424 (referred to herein, together with its predecessor and its successors, as the “Company”);

and

2)	Mr. Leduvy de Pina Gouvea Filho born in Rio de Janeiro-RJ, Brazil, on June 29, 1954, residing at Av. Presidente Antonio Carlos, 51 - 5th floor, Rio de Janeiro-RJ, 20020-010 (the “Executive”).

The Company and the Executive may hereafter be collectively referred to as the “Parties”, each being a “Party”.

WHEREAS

(i)

With effect as of April 19th 2012 (the “Effective Date”) and pursuant to the terms and conditions of this agreement, the Executive shall provide services to the Company as Chief Executive Officer of the Company.

(ii)	The Executive shall act as agent (“mandataire”) to the Company as Chief Executive Officer of the Company, notably charged with carrying out such mandate, with the responsibilities and authority of an agent serving in such position, subject to the power of the, Board of the Company to expand or limit such duties, responsibilities and authority) either generally or in specific instances.

(ii)	The Parties hereby wish to specify the terms and conditions pursuant to which the Executive shall exercise his mandate as Chief Executive Officer of the Company subject to the terms and conditions of this Mandate Agreement (the “Mandate Agreement”).

IT HAS BEEN AGREED UPON AS FOLLOWS:

Article 1:

Definitions

In this Mandate Agreement, the following words and expressions shall have the meaning assigned to them here below:

“Applicable Laws” means the relevant laws in force, as may be amended in the Grand Duchy of Luxembourg as well as any governmental decrees, Grand Ducal regulations and directives, orders or circulars issued by the Luxembourg authorities to the extent applicable to the Parties hereto as may be issued and have application to the services provided hereunder.

Execution Version

“Articles of Association of the Company” means the articles of association of the Company, as amended from time to time.

“Board” means the Board of Directors of the Company, and any committee should the Board of Directors have delegated any powers to such committee.

“Confidential Information” means information that is not generally known to the public, is subject to a protective order, or that constitutes a trade secret under applicable law, including, without limitation, technical information, know-how, technology, software applications and code, prototypes, ideas, inventions, methods, improvements, data, files, information relating to supplier and customer identities and lists, accounting records, business and marketing plans, and information that would reasonably be considered to be confidential by virtue of its relation to the work contemplated by this Agreement. Confidential Information also includes all copies and tangible embodiments of any of the foregoing (in whatever form or medium):

(i)	was, on the date of this Mandate Agreement, generally known to the public; or

(ii)	became generally known to the public after the date of this Mandate Agreement other than as a result of the act or omission of the Executive; or

(iii)	was contained in documents rightfully known to the Executive prior to the Executive learning or receiving same from the Company; or

(iv)	was disclosed by the Company to third parties generally without restriction on use and disclosure; or

(v)	the Executive lawfully received from a third party without that third party’s breach of agreement or obligation of trust.

“Effective Date” means the April 19th 2012, upon which the Mandate Agreement will enter into effect.

“Mandate Agreement” means this Mandate Agreement, as amended from time to time.

“Subsidiaries” means any of the direct or indirect subsidiaries of the Company.

The headings of the articles of this Mandate Agreement shall not affect its construction or interpretation.

Article 2:

Scope of Services

2.1 Subject to the terms and conditions set forth in this Mandate Agreement, the Executive hereby agrees to serve as Chief Executive Officer of the Company, and to fulfil such mandate to the best of his abilities. In the performance of his mandate, the Executive shall act autonomously and independently, reporting only to the Board of the Company and the Company will grant the necessary powers to the Executive to enable him to fully accomplish his mandate.

2.2 During the term of this Mandate Agreement, the Executive shall devote the necessary time and devotion to his tasks as Chief Executive Officer, to conduct the business of the Company, and to perform all duties in accordance with the terms and conditions of this Mandate Agreement hereinafter set forth and in compliance with Applicable Laws and in particular the Luxembourg law of 10 August 1915 on commercial companies as amended.

Execution Version

2.3 The Executive shall execute his appointment both in Luxembourg and abroad in accordance with the requirements of his tasks.

Article 3:

Representations. Warranties and Undertakings

3.1 Under this Mandate Agreement the Executive undertakes:

(i)	to treat the Confidential Information as strictly confidential and, as such, not to disclose or permit access to the content of the Confidential Information, directly or indirectly, in whole or in part, in its original form or in an amended form, to any person or entity except if: (A)(1) such person or entity has an absolute need to know the Confidential Information for the purpose of acting in the best interests of the Company; and, (2) such person or entity is legally bound by a written contract to comply with the same confidentiality provisions as set out in this Mandate Agreement, or (B) such person is entitled thereto by provisions of the Applicable Laws;

(ii)	to use the Confidential Information solely in connection with the services to be rendered under the Mandate Agreement;

(iii)	not to use the Confidential Information, in a commercial or non-commercial manner, in whole or in part, in an amended or extended manner, except if authorised to do so by prior written consent;

(iv)	to return, where possible, the Confidential Information received to the Company;

(v)	to destroy information and documentation produced by the Executive containing or based on the Confidential Information and to confirm this in writing should the Executive be reasonably requested to do so;

(vi)	to adopt and to apply any necessary and reasonable measures in order to protect the Confidential Information;

(vii)	to comply with any Applicable Laws, the Articles of Association of the Company and any decision taken collectively by the Board of the Company.

In addition, the Executive warrants to have the appropriate experience and expertise with the corporate, administration, legal and regulatory aspects of the Company.

The provisions of this clause 3.1 relating to Confidential Information shall withstand the termination of this Mandate Agreement

3.2 Under this Mandate Agreement the Company undertakes:

(i)	to provide the Executive with all necessary information to enable him to carry out his functions hereunder and to liaise with, and provide such assistance to him as may be reasonably required in the proper performance of his duties;

Execution Version

(ii)	to grant full access, during usual business hours, to the Executive to inspect such books, records and statements of the Company and to arrange for the same level of access to the Company’s books, records and systems as has the Company’s personnel;

(iii)	to represent and warrant the correctness, accuracy, adequacy and completeness of all information provided to the Executive;

(iv)	to provide the Executive with all the Confidential Information the Executive needs in connection with the execution of his mandate for the Company;

(v)	to update and/or correct any information already provided to the Executive; and

(vi)	not to disclose to third parties any information about the procedures and structures provided by the Executive without prior written consent of the Executive.

Article 4:

Remuneration

The Parties agree that, except as may be independently determined by the Board, the Executive shall not be entitled to any compensation and/or benefits pursuant to the provisions of this Mandate Agreement.

Article 5:

Term

Except as hereinafter provided, this Mandate Agreement is entered into as of the Effective Date and shall continue until and shall end upon, April 19th 2013 (the “Mandate Period”). On April 19th 2013, and on each subsequent anniversary of such date, unless the Mandate Period should have ended pursuant to Article 6 hereof, the Mandate Period shall be automatically extended for an additional year.

Article 6:

Termination

The appointment of the Executive hereunder shall continue as provided in Article 5 hereof, unless one of the Parties gives notice in writing to the other Party hereto of the termination of this Mandate Agreement in accordance with sub-clauses 6.1, 6.2 or 6.3 below.

6.1 Either Patty may terminate this Mandate Agreement at any time by registered letter by giving at least thirty (30) days written notice to the other Party in the case of the Company to its registered offices,, and in the case of the Executive, to his principal residence, or to such other address as either Party may have provided to the other Party in writing in accordance herewith.

6.2 This Mandate Agreement will immediately and automatically be terminated without prior notice:

(a)	if the Company goes into liquidation or is dissolved or is declared bankrupt or is subject to a similar measure under Applicable Laws; or

Execution Version

(b)	if the Executive is dismissed or the mandate comes to the end of its term and is not renewed by the Board of the Company in accordance with Article 5 and the Applicable Laws; or

(c)	if the Executive dies or loses fully or partly his ability to act in a civil capacity as defined by the Luxembourg Civil Code and/or if the Executive is victim of an illness that is of such nature and or type that causes serious doubts on his capacity to continue carrying out his tasks under the Mandate Agreement.

6.3 The Company may terminate this Mandate Agreement by registered letter sent to the Executive ad nutum, without prior notice and without any right to indemnification for the Executive, if such termination is in the interest of the Company or if the Executive commits a material breach of his obligations under this Mandate Agreement.

6.4 The Executive may terminate this Mandate Agreement by registered letter sent to the Company to its registered office without prior notice and without any right to indemnification for the Company, if the Company commits a material breach of its obligations under this Mandate Agreement.

6.5 Upon termination of this Mandate Agreement, the Executive shall resign from his office, and the Executive shall return all Company property to the Company in good condition, including without limitation, the originals and all copies of any materials which contain, reflect, summarize, describe, analyze, refer or relate to any items of Confidential Information. In the event mat such items are not returned, the Company retains the right to charge the Executive for all reasonable damages, costs, attorneys’ fees and other expenses incurred in searching for, taking, removing and/or recovering such property.

6.6 Termination of this Mandate Agreement by one Party shall be without prejudice to the performance of the other Parry’s obligations under this Mandate Agreement. Termination of this Mandate Agreement shall not release either Party of any obligations which are expressed to survive termination which, notably, include all confidentiality provisions and shall be without prejudice to any claims or remedies that the Parties may have under this Mandate Agreement or otherwise.

Article 7:

Assignment

Neither Party hereto may assign its rights and/or obligations hereunder other than with the prior written consent of the other Parties. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place (and such successor shall thereafter be deemed the “Company” for the purposes of this Agreement and shall assume the liabilities of the Company hereunder). Notwithstanding the foregoing, the Company may assign and transfer this Agreement and delegate its duties hereunder to a parent or wholly owned subsidiary of the Company without Executive’s consent.

Execution Version

Article 8:

Governing law

This Mandate Agreement shall be construed and enforced in accordance with the Applicable Laws of the Grand Duchy of Luxembourg, and shall be subject to the exclusive jurisdiction of the courts of Luxembourg City.

Article 9:

Amendments

Any amendment to this Mandate Agreement shall only be effective if in writing and executed by both of the Parties hereto.

-6

Execution Version

IN WITNESS WHEREOF, the present Mandate Agreement has been signed in duplicate on April 19th 2012, each of the Parties acknowledging having received one original version.

Signed for and on behalf of:

/s/ Onno Bouwmeister and /s/ Peter van Opstal
QGOG Consellation S.A.

By:	Onno Bouwmeister and Peter van Opstal
Title:	Directors

/s/ Mr. Leduvy de Pina Gouvea Filho
By:	Mr. Leduvy de Pina Gouvea Filho

EXHIBIT 10.14

MANDATE AGREEMENT

This MANDATE AGREEMENT is entered into on June 1st, 2012, by and between

1)	QGOG Constellation S.A., a Luxembourg company with registered offices at 40, Avenue Monterey, L-2163 Luxembourg, registered in the Luxembourg Companies and Trade Registry under number B 163.424 (referred to herein, together with its predecessor and its successors, as the “Company”);

and

2)	Mrs. Claudia Mathias Bueno Hesse, born in Rio de Janeiro-RJ, Brazil, on October 1st, 1964, residing at Av. Presidente Antonio Carlos, 51 - 5th floor, Rio de Janeiro-RJ, 20020-010 (the “Executive”).

The Company and the Executive may hereafter be collectively referred to as the “Parties”, each being a “Party”.

WHEREAS

(i)

With effect as of June 1st, 2012 (the “Effective Date”) and pursuant to the terms and conditions of this agreement, the Executive shall provide services to the Company as General Counsel of the Company.

(ii)	The Executive shall act as agent (“mandataire”) to the Company as General Counsel of the Company, notably charged with carrying out such mandate, with the responsibilities and authority of an agent serving in such position, subject to the power of the Board of the Company to expand or limit such duties, responsibilities and authority, either generally or in specific instances.

(iii)	The Parties hereby wish to specify the terms and conditions pursuant to which the Executive shall exercise her mandate as General Counsel of the Company subject to the terms and conditions of this Mandate Agreement (the “Mandate Agreement”).

IT HAS BEEN AGREED UPON AS FOLLOWS:

Article 1 Definitions

In this Mandate Agreement, the following words and expressions shall have the meaning assigned to them here below:

“Applicable Laws” means the relevant laws in force, as may be amended in the Grand Duchy of Luxembourg as well as any governmental decrees, Grand Ducal regulations and directives, orders or circulars issued by the Luxembourg authorities to the extent applicable to the Parties hereto as may be issued and have application to the services provided hereunder.

Execution Version

“Articles of Association of the Company” means the articles of association of the Company, as amended from time to time.

“Board” means the Board of Directors of the Company, and any committee should the Board of Directors have delegated any powers to such committee.

“Confidential Information” means information that is not generally known to the public, is subject to a protective order, or that constitutes a trade secret under applicable law, including, without limitation, technical information, know-how, technology, software applications and code, prototypes, ideas, inventions, methods, improvements, data, files, information relating to supplier and customer identities and lists, accounting records, business and marketing plans, and information that would reasonably be considered to be confidential by virtue of its relation to the work contemplated by this Agreement. Confidential Information also includes all copies and tangible embodiments of any of the foregoing (in whatever form or medium):

(i)	was, on the date of this Mandate Agreement, generally known to the public; or

(ii)	became generally known to the public after the date of this Mandate Agreement other than as a result of the act or omission of the Executive; or

(iii)	was contained in documents rightfully known to the Executive prior to the Executive learning or receiving same from the Company; or

(iv)	was disclosed by the Company to third parties generally without restriction on use and disclosure; or

(v)	the Executive lawfully received from a third party without that third party’s breach of agreement or obligation of trust.

“Effective Date” means the June 1st, 2012, upon which the Mandate Agreement will enter into effect.

“Mandate Agreement” means this Mandate Agreement, as amended from time to time.

“Subsidiaries” means any of the direct or indirect subsidiaries of the Company.

The headings of the articles of this Mandate Agreement shall not affect its construction or interpretation.

Article 2 Scope of Services

2.1 Subject to the terms and conditions set forth in this Mandate Agreement, the Executive hereby agrees to serve as General Counsel of the Company, and to fulfil such mandate to the best of her abilities. In the performance of her mandate, the Executive shall act autonomously and independently, reporting only to the Board of the Company and the Company will grant the necessary powers to the Executive to enable her to fully accomplish her mandate.

Execution Version

2.2 During the term of this Mandate Agreement, the Executive shall devote the necessary time and devotion to her tasks as General Counsel, to conduct the business of the Company, and to perform all duties in accordance with the terms and conditions of this Mandate Agreement hereinafter set forth and in compliance with Applicable Laws and in particular the Luxembourg law of 10 August 1915 on commercial companies as amended.

2.3 The Executive shall execute her appointment both in Luxembourg and abroad in accordance with the requirements of her tasks.

Article 3 Representations, Warranties and Undertakings

3.1 Under this Mandate Agreement the Executive undertakes:

(i)	to treat the Confidential Information as strictly confidential and, as such, not to disclose or permit access to the content of the Confidential Information, directly or indirectly, in whole or in part, in its original form or in an amended form, to any person or entity except if: (A)(1) such person or entity has an absolute need to know the Confidential Information for the purpose of acting in the best interests of the Company; and, (2) such person or entity is legally bound by a written contract to comply with the same confidentiality provisions as set out in this Mandate Agreement, or (B) such person is entitled thereto by provisions of the Applicable Laws;

(ii)	to use the Confidential Information solely in connection with the services to be rendered under the Mandate Agreement;

(iii)	not to use the Confidential Information, in a commercial or non-commercial manner, in whole or in part, in an amended or extended manner, except if authorised to do so by prior written consent;

(iv)	to return, where possible, the Confidential Information received to the Company;

(v)	to destroy information and documentation produced by the Executive containing or based on the Confidential Information and to confirm this in writing should the Executive be reasonably requested to do so;

(vi)	to adopt and to apply any necessary and reasonable measures in order to protect the Confidential Information;

(vii)	to comply with any Applicable Laws, the Articles of Association of the Company and any decision taken collectively by the Board of the Company.

In addition, the Executive warrants to have the appropriate experience and expertise with the corporate, administration, legal and regulatory aspects of the Company.

The provisions of this clause 3.1 relating to Confidential Information shall withstand the termination of this Mandate Agreement.

Execution Version

3.2 Under this Mandate Agreement the Company undertakes:

(i)	to provide the Executive with all necessary information to enable her to carry out her functions hereunder and to liaise with, and provide such assistance to her as may be reasonably required in the proper performance of her duties;

(ii)	to grant full access, during usual business hours, to the Executive to inspect such books, records and statements of the Company and to arrange for the same level of access to the Company’s books, records and systems as has the Company’s personnel;

(iii)	to represent and warrant the correctness, accuracy, adequacy and completeness of all information provided to the Executive;

(iv)	to provide the Executive with all the Confidential Information the Executive needs in connection with the execution of her mandate for the Company;

(v)	to update and/or correct any information already provided to the Executive; and

(vi)	not to disclose to third parties any information about the procedures and structures provided by the Executive without prior written consent of the Executive.

Article 4 Remuneration

The Parties agree that, except as may be independently determined by the Board, the Executive shall not be entitled to any compensation and/or benefits pursuant to the provisions of this Mandate Agreement.

Article 5 Term

Except as hereinafter provided, this Mandate Agreement is entered into as of the Effective Date and shall continue until and shall end upon, June 1st, 2013 (the “Mandate Period”). On June 1st, 2013, and on each subsequent anniversary of such date, unless the Mandate Period should have ended pursuant to Article 6 hereof, the Mandate Period shall be automatically extended for an additional year.

Article 6 Termination

The appointment of the Executive hereunder shall continue as provided in Article 5 hereof, unless one of the Parties gives notice in writing to the other Party hereto of the termination of this Mandate Agreement in accordance with sub-clauses 6.1, 6.2 or 6.3 below.

6.1 Either Party may terminate this Mandate Agreement at any time by registered letter by giving at least thirty (30) days written notice to the other Party in the case of the Company to its registered offices,, and in the case of the Executive, to her principal residence, or to such other address as either Party may have provided to the other Party in writing in accordance herewith.

Execution Version

6.2 This Mandate Agreement will immediately and automatically be terminated without prior notice:

(a)	if the Company goes into liquidation or is dissolved or is declared bankrupt or is subject to a similar measure under Applicable Laws; or

(b)	if the Executive is dismissed or the mandate comes to the end of its term and is not renewed by the Board of the Company in accordance with Article 5 and the Applicable Laws; or

(c)	if the Executive dies or loses fully or partly her ability to act in a civil capacity as defined by the Luxembourg Civil Code and/or if the Executive is victim of an illness that is of such nature and or type that causes serious doubts on her capacity to continue carrying out her tasks under the Mandate Agreement.

6.3 The Company may terminate this Mandate Agreement by registered letter sent to the Executive ad nutum, without prior notice and without any right to indemnification for the Executive, if such termination is in the interest of the Company or if the Executive commits a material breach of her obligations under this Mandate Agreement.

6.4 The Executive may terminate this Mandate Agreement by registered letter sent to the Company to its registered office without prior notice and without any right to indemnification for the Company, if the Company commits a material breach of its obligations under this Mandate Agreement.

6.5 Upon termination of this Mandate Agreement, the Executive shall resign from her office, and the Executive shall return all Company property to the Company in good condition, including without limitation, the originals and all copies of any materials which contain, reflect, summarize, describe, analyze, refer or relate to any items of Confidential Information. In the event that such items are not returned, the Company retains the right to charge the Executive for all reasonable damages, costs, attorneys’ fees and other expenses incurred in searching for, taking, removing and/or recovering such property.

6.6 Termination of this Mandate Agreement by one Party shall be without prejudice to the performance of the other Party’s obligations under this Mandate Agreement. Termination of this Mandate Agreement shall not release either Party of any obligations which are expressed to survive termination which, notably, include all confidentiality provisions and shall be without prejudice to any claims or remedies that the Parties may have under this Mandate Agreement or otherwise.

Article 7 Assignment

Neither Party hereto may assign its rights and/or obligations hereunder other than with the prior written consent of the other Parties. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place (and such successor shall thereafter be deemed the “Company” for the purposes of this Agreement and shall assume the liabilities of the Company hereunder). Notwithstanding the foregoing, the Company may assign and transfer this Agreement and delegate its duties hereunder to a parent or wholly owned subsidiary of the Company without Executive’s consent.

Execution Version

Article 8 Governing law

This Mandate Agreement shall be construed and enforced in accordance with the Applicable Laws of the Grand Duchy of Luxembourg, and shall be subject to the exclusive jurisdiction of the courts of Luxembourg City.

Article 9 Amendments

Any amendment to this Mandate Agreement shall only be effective if in writing and executed by both of the Parties hereto.

Execution Version

IN WITNESS WHEREOF, the present Mandate Agreement has been signed in duplicate on June 1st, 2012, each of the Parties acknowledging having received one original version.

Signed for and on behalf of:

/s/ Peter van Opstal

/s/ Onno Bouwmeister

QGOG Constellation S.A.

By:	Peter van Opstal and Onno Bouwmeister

Title:	Directors

/s/ Claudia Mathias Bueno Hesse
Mrs. Claudia Mathias Bueno Hesse